Form 20-F
period 2014-12-31
Atento S.A.
filed 2015-03-31
CIK 1606457

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended: December 31, 2014

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Exact name of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

4 rue Lou Hemmer, L - 1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive offices)

Mauricio Teles Montilha, Chief Financial Officer

Address: Avenida das Nações Unidas, 14.171, 2º andar, Rochaverá, Ebony Tower, 04794-000, São Paulo, Brasil

Telephone No.: +55 (11) 3779-0881

e-mail: investor.relations@atento.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

73,619,511 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes            ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes            ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17             ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes             ☒  No

Atento S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Basis of Presentation and Other Information

Except where the context otherwise requires or where otherwise indicated, the terms “Atento”, “we”, “us”, “our”, “the Company”, and “our business” refer to Atento S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on March 5, 2014, together with its consolidated subsidiaries.

“AIT Group” refers to Atento Inversiones Teleservicios S.A.U. and its subsidiaries (including Atento Venezuela, S.A. and Teleatención de Venezuela, C.A.) as held by Telefónica, S.A. (together with its consolidated subsidiaries, “Telefónica” or the “Telefónica Group”) prior to the Acquisition. “Atento Group” refers to the direct and indirect subsidiaries and assets of Atento Inversiones y Teleservicios, S.A.U. (excluding Atento Venezuela, S.A. and Teleatención de Venezuela, C.A.) that were acquired indirectly by funds associated with Bain Capital Partners, LLC (together with affiliates of such funds, “Bain Capital”) on December 12, 2012 (the “Acquisition”) through Atalaya Luxco Midco S.à.r.l. (the “Successor”) and certain of its affiliates. Use of the term “Predecessor” refers to the Atento Group prior to the Acquisition, and use of the term “Atento” refers to the Atento Group subsequent to the Acquisition.

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”), Topco transferred its entire interest in Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of Atento S.A. The Company completed a share split (the “Share Split”) whereby Atento issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of our initial public offering, Atento issued 4,819,511 ordinary shares without nominal value at a price of $15.00 per share. As a result of the completion of the IPO, including the Share Split and the Reorganization Transaction, Atento has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

As mentioned above, pursuant to the implementation of the Reorganization Transaction Midco became a wholly-owned subsidiary of Atento, which was a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, Atento’s financial statements presented the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of Atento after to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s calculations for earnings per share.

In this Annual Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2012		2013		2014
	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.78	0.76	0.75	0.73	0.75	0.82
Brazil (BRL)	1.95	2.04	2.16	2.34	2.35	2.66
Mexico (MXN)	13.16	12.97	12.77	13.08	13.33	14.74
Colombia (COP)	1,797.34	1,768.23	1,869.31	1,926.83	2,000.23	2,390.44
Chile (CLP)	486.37	479.96	495.40	524.61	570.51	606.75
Peru (PEN)	2.64	2.55	2.70	2.80	2.84	2.98
Argentina (ARS)	4.55	4.92	5.48	6.52	8.12	8.55

PRESENTATION OF FINANCIAL INFORMATION

We present our historic financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Predecessor Financial Statements

We have historically conducted our business through the Atento Group, or the Predecessor up to the date of the Acquisition, and subsequent to the Acquisition, through Atento. Although the Acquisition was completed on December 12, 2012, for accounting purposes the Atento Group has been incorporated into the Atento’s operations since December 1, 2012.

The financial statements of the Predecessor included elsewhere in this Annual Report are the audited combined carve-out financial statements of the Atento Group as of and for the year ended December 31, 2011 and as of and for the eleven-month period ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows.

Atento Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes one-month period from December 1, 2012 to December 31, 2012, and the years ended December 31, 2013 and December 31, 2014.

Aggregated 2012 Financial Information

In addition, we also present in this Annual Report unaudited, non-IFRS aggregated financial information for the year ended December 31, 2012 (the “Aggregated 2012 Financial Information”). The Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the audited Successor financial statements for the one-month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this Annual Report, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements of the Predecessor or the Successor, or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

TRADEMARKS AND TRADE NAMES

This Annual Report includes our trademarks as “Atento,” which are protected under applicable intellectual property laws and are the property of the Company or our subsidiaries. This Annual Report also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the competitiveness of the customer relationship management and business process (“CRM BPO”) market;

•	the loss of one or more of our major clients, a small number of which account for a significant portion of our revenue, in particular Telefónica;

•	risks associated with operating in Latin America, where a significant proportion of our revenue is derived and where a large number of our employees are based;

•	our clients deciding to enter or further expand their own CRM BPO businesses in the future;

•

any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which we derive most of our revenue;

•	increases in employee benefits expenses, changes to labor laws and labor relations;

•	failure to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations;

•	inability to maintain our pricing and level of activity and control our costs;

•	consolidation of potential users of CRM BPO services;

•	the reversal of current trends towards CRM BPO solutions;

•	fluctuations of our operating results from one quarter to the next due to various factors including seasonality;

•	the significant leverage our clients have over our business relationships;

•	the departure of key personnel or challenges with respect to labor relations;

•	the long selling and implementation cycle for CRM BPO services;

•	difficulty controlling our growth and updating our internal operational and financial systems as a result of our increased size;

•	inability to fund our working capital requirements and new investments;

•	fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the U.S. dollars;

•	current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe;

•	our ability to acquire and integrate companies that complement our business;

•

technology’s quality and reliability provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;

•	our ability to invest in and implement new technologies;

•	disruptions or interruptions in our client relationships;

•

actions of the Brazilian, EU, Spanish, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require us to make additional expenditures;

•	damage or disruptions to our key technology systems or the quality and reliability of the technology provided by technology telecommunications providers;

•	an increase in the cost of telecommunications services and other services on which we and our industry rely;

•

an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks;

•	the effect of labor disputes on our business; and

•	other risk factors listed in the section of this Annual Report entitled “Item 3. Key Information—D. Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected financial information should be read in conjunction with the section “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, included elsewhere in this Annual Report.

Historically, as described in “Presentation of financial and other information” above, we conducted our business through the Atento Group (“Predecessor”) through November 30, 2012, and subsequent to the Acquisition, through Atalaya Luxco Midco S.à.r.l (“Midco” or the “Successor”), and therefore our historical financial statements present the results of operations of Predecessor and Successor, respectively. Prior to completion of the IPO we implemented the Reorganization Transaction pursuant to which the Successor became a wholly-owned subsidiary of Atento S.A., a newly-formed public limited liability holding company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which not had conducted any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, our financial statements present the results of operations of Atento. The consolidated financial statements of Atento are substantially the same as the consolidated financial statements of Midco prior to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was reflected retroactively in the Company’s earnings per share calculations.

The following table sets forth selected historical financial data of the Atento Group and Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. Our financial reporting periods presented in the table below are as follow:

•

The financial statements of the Predecessor included elsewhere in this Annual Report are the audited combined carve-out financial statements of the Atento Group as of and for the year ended December 2011 and as of and for the eleven-month period ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows.

•

The Company period reflects the consolidated results of operations of Atento; which includes the one-month period from December 1, 2012 to December 31, 2012, and the years ended December 31, 2013 and December 31, 2014.

•

The unaudited Aggregated 2012 Financial Information set forth below is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012, to the corresponding data from the audited Atento’s financial information for the one-month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this Annual Report, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Summary Consolidated Historical Financial Information

	Predecessor				Non-IFRS Aggregated
	As of and for the year ended December 31,		As of and for the period from Jan 1 – Nov 30,	As of and for the period from Dec 1 – Dec 31,	As of and for the year ended December 31,	As of and for the year ended December 31,
($ in millions other than share and per share data)	2010	2011	2012	2012	2012	2013	2014
	(unaudited)				(unaudited)
Revenue	2,128.8	2,417.3	2,125.9	190.9	2,316.8	2,341.1	2,298.3
Operating profit / (loss)	183.4	155.6	163.8	(42.4)	121.4	105.0	87.2
Profit / (loss) for the period	112.2	90.3	90.2	(56.6)	33.6	(4.0)	(42.1)
Profit / (loss) for the period from continuing operations	112.2	89.6	90.2	(56.6)	33.6	(4.0)	(42.1)
Profit / (loss) attributable to equity holders	111.1	87.9	89.7	(56.6)	33.1	(4.0)	(42.1)
Earnings per share—basic and diluted	n/a	n/a	n/a	(0.82)	n/a	(0.06)	(0.61)
Weighted average number of shares outstanding—basic and diluted	n/a	n/a	n/a	68,800,000	n/a	68,800,000	69,603,252

Balance sheet data:
Total assets	1,152.6	1,224.6	1,263.8	1,961.0	n/a	1,842.2	1,657.9
Total share capital	n/a	n/a	n/a	n/a	n/a	—	0.0
Invested equity/equity	658.2	631.2	670.1	(32.7)	n/a	(134.0)	464.9

Selected Consolidated Other Financial Information

	Predecessor		Non-IFRS Aggregated
($ millions)	As of and for the period from Jan 1 –Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013	Change (%)	Change excluding FX (%)	For the year ended December 31, 2014	Change (%)	Change excluding FX (%)
			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7
EBITDA(1)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)
Adjusted EBITDA(1)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7
Adjusted Earnings/(Loss)(2)	86.2	(8.9)	77.3	85.2	10.2	36.1	82.7	(2.9)	7.5
Adjusted Earnings per share (in U.S. dollars)(3)	1.17	(0.12)	1.05	1.16	10.2	36.1	1.12	(2.9)	7.5
Capital Expenditures(4)	(76.9)	(28.4)	(105.3)	(103.0)	(2.2)	4.0	(120.1)	16.6	25.9
Total debt with third parties	88.4	849.2	849.2	851.2	0.2	4.0	653.3	(23.2)	(12.8)
Cash and cash equivalents and short-term financial investments	83.3	229.0	229.0	213.5	(6.8)	(3.1)	238.3	11.6	27.3
Net debt with third parties(5)	5.1	620.2	620.2	637.7	2.8	6.6	415.0	(34.9)	(26.2)

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and adjusted EBITDA, as defined above, are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variation in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of adjusted earnings/(loss). Adjusted earnings/(loss) is defined as profit/(loss) for the period from continuing operations adjusted for Acquisition and integration related costs, amortization of Acquisition-related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing and IPO fees, PECs interest expense, other and tax effects. Adjusted earnings/(loss) are not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted earnings/(loss) is our profit/(loss) for the period from continuing operations.

We believe adjusted earnings/(loss), as defined above, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Management expects to use adjusted earnings/(loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on the basis of adjusted earnings; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted earnings/(loss) is defined to exclude items that are not related to our core results of operations. Adjusted earnings/(loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted earnings/(loss) have limitations as an analytical tool. Adjusted earnings/(loss) is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted earnings/(loss) is not necessarily comparable to similarly titled measures used by other companies.

See below for a reconciliation of our adjusted earnings/(loss) to our profit/(loss) for the period from continuing operations.

(3)

Adjusted earnings per share calculated considering 73,619,511 Atento ordinary shares as of December 31, 2014. The weighted average number of ordinary shares for the year ended December 31, 2014 was not considered in this calculation.

Adjusted earnings/(loss) per share is not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted earnings/(loss) per share is our Basic result per share. We believe adjusted earnings/(loss) per share, as defined above and related to the item (2) Adjusted earnings/(loss) included in this section, is useful to investors, and is used by our management for measuring profitability.

(4)	We defined “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets.
(5)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments and non-current payables to Atento Group companies (which represent the PECs). In 2013, the PECs were classified as our subordinated debt relating to our other present and future obligations, and in 2014 they were capitalized in connection with the IPO. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of total debt with third parties” for a reconciliation of Total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information. Total debt is the most directly comparable financial measure under IFRS.

Cash flow selected data:

	Predecessor			Non-IFRS Aggregated
	For the year ended December 31,	January 1 to November 30,	December 1 to December 31,	For the year ended December 31,	For the year ended December 31,
($ in millions)	2011	2012	2012	2012	2013	2014
				(unaudited)
Net cash flow from/(used in) operating activities	116.6	163.6	(68.3)	95.3	99.6	135.3
Net cash flow from/(used in) investment activities	(134.6)	(118.7)	(846.1)	(964.8)	(123.4)	(149.8)
Net cash flow from/(used in) financing activities	27.0	(75.0)	1.109.6	1.034.6	31.2	38.8
Effect of changes in exchange rates	(0.1)	(2.2)	5.1	2.9	5.8	(26.3)
Net increase/(decrease) in cash and cash equivalents	8.8	(32.3)	200.3	168.0	13.2	(2.1)
Cash and cash equivalents at beginning of period	73.1	81.9	—	81.9	200.3	213.5
Cash and cash equivalents at end of period	81.9	49.6	200.3	200.3	213.5	211.4
Cash and cash equivalents and short-term financial investments at end of period	103.6	83.3	229.0	229.0	213.5	238.3

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 – Nov 30,	Period from Dec 1 – Dec 31,	Year ended December 31,	Year ended December 31,
($ in millions)	2012	2012	2012	2013	2014
			(unaudited)
Profit/(loss) for the period from continuing operations	90.2	(56.6)	33.6	(4.0)	(42.1)

Net finance expense	12.9	6.0	19.0	100.7	110.8
Income tax expense	60.7	8.1	68.8	8.3	18.5
Depreciation and amortization	78.1	7.5	85.6	129.0	119.8

EBITDA (non-GAAP) (unaudited)	241.9	(34.9)	207.0	234.0	207.0

Acquisition and integration related costs(a)	0.2	62.4	62.6	29.3	9.9
Restructuring costs(b)	3.9	4.7	8.6	12.8	26.7
Sponsor management fees(c)	—	—	—	9.1	7.3
Site relocation costs(d)	1.7	0.7	2.4	1.8	1.7
Financing and IPO fees(e)	—	—	—	6.1	51.9
Asset impairments and Other(f)	(11.8)	(0.6)	(12.4)	2.0	1.9

Adjusted EBITDA (non-GAAP) (unaudited)	235.9	32.2	268.1	295.1	306.4

(a)

Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

(b)

Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased following the offering.
(d)

Site relocation costs incurred for the year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)

Financing and IPO fees for the year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including advisory, auditing and legal expenses among others. These fees have ceased in 2014.

(f)

Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the year ended December 31, 2014, primarily related to a Revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

Reconciliation of Adjusted earnings/(loss) to profit/(loss):

The following table reconciles our adjusted earnings/(loss) to our profit/(loss) for the period from continuing operations:

	Predecessor		Non-IFRS Aggregated
($ in millions)	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	Year ended December 31, 2012	Year ended 2013	December 31, 2014
			(unaudited)
Profit/(loss) attributable to equity holders of the parent	90.2	(56.6)	33.6	(4.0)	(42.1)

Acquisition and integration related costs(a)	0.2	62.4	62.6	29.3	9.9
Amortization of Acquisition related Intangible assets(b)	—	—	—	40.7	36.6
Restructuring costs(c)	3.9	4.7	8.6	12.8	26.7
Sponsor management fees(d)	—	—	—	9.1	7.3
Site relocation costs(e)	1.7	0.7	2.4	1.8	1.7
Financing and IPO fees(f)	—	—	—	6.1	51.9
PECs interest expense (g)	—	1.9	1.9	25.7	25.4
Asset impairments and Other(h)	(11.8)	(0.6)	(12.4)	2.0	1.9
DTA adjustment in Spain(i)	—	—	—	—	9.8
Tax effect(j)	2.0	(21.4)	(19.4)	(38.3)	(46.4)

Adjusted earnings /(loss) (non-GAAP) (unaudited)	86.2	(8.9)	77.3	85.2	82.7

Adjusted earnings/(loss) per share—Basic (in U.S. dollars)(k)	1.17	(0.12)	1.05	1.16	1.12
Adjusted earnings/(loss) per share—Diluted (in U.S. dollars)(k)	1.17	(0.12)	1.05	1.16	1.12

(a)

Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

(b)

Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)

Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased in following the offering.
(e)

Site relocation costs incurred for the year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)

Financing and IPO fees for the year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including advisory, auditing and legal expenses among others. These fees have ceased in 2014.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.
(h)

Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the year ended December 31, 2014, primarily related to a revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

(i)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.
(j)

The tax effect represents the tax impact of the total adjustments based on a tax rate of 33.0% for the period from January 1, 2012 to November 30, 2012, 31.0% for the one-month period from December 1, 2012 to December 31, 2012, 30.0% for 2013 and 39.5% for the year ended December 31, 2014. The adjustments for the year ended December 31, 2014 include $43.8 million of IPO fees that are not deductible and $9.8 million of DTA adjustments that are both excluded from the adjustments base for tax effect calculation.

(k)	The adjusted earnings/(loss) per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of December 31, 2014.

Reconciliation of total debt to net debt with third parties

	As of December 31,
($ in millions)	2012		2013		2014
Debt:
7.375% Senior Secured Notes due 2020	—		297.7		300.3
Brazilian Debentures	443.0		345.9		245.9
Vendor Loan Note(1)	145.1		151.7		—
Contingent Value Instrument	52.3		43.4		36.4
Preferred Equity Certificates	471.6		519.6		—
Finance lease payables	8.7		11.9		9.0
Other borrowings	200.1		0.6		61.7

Total Debt	1,320.8		1,370.8		653.3

Preferred Equity Certificates	(471.6)		(519.6)		—

Total Debt excluding PECs	849.2		851.2		653.3

Cash and cash equivalents	(200.3)		(213.5)		(211.4)
Short term financial investments	(28.7)		—		(26.9)

Net Debt with third parties (non-GAAP) (unaudited)(2)	620.2		637.7		415.0

Adjusted EBITDA (non-GAAP) for the period (unaudited)	268.1		295.1		306.4

Net Debt with third parties/Adjusted EBITDA (non-GAAP) (unaudited)	2.3	x	2.2	x	1.4	x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note.
(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from a number of sources in the future. In 2014, the top three CRM BPO companies, including us, represented approximately 12.5% of the global CRM BPO solutions market, based on company filings, IDC and our estimates. We believe that the principal competitive factors in the markets in which we operate are service quality, price, the ability to add value to a client’s business and industry expertise. We face competition primarily from CRM BPO companies and IT services companies. In addition, the trend toward off-shore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these existing and future competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among CRM BPO competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the years ended December 31, 2012, 2013 and 2014, we generated 50.0%, 48.5% and 46.5%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised approximately 66.3% and 65.3%, respectively, of our revenue from the Telefónica Group for the years ended December 31, 2013 and 2014. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 82.1% of the year ended December 31, 2014.

We are party to a master services agreement (the “MSA”) with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of December 31, 2014, 38 companies within the Telefónica Group were a party to 160 arm’s-length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 if a change of control of the Company occurs as a result of a sale to a Telefónica competitor. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica Group companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica Group. As a consequence, our revenue or margins from the Telefónica Group may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica Group companies, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica Group company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all of the work and services we currently provide to Telefónica in-house.

The loss of a significant part of our revenue derived from these clients, in particular the Telefónica Group, as a result of the occurrence of one or more of the above events would have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our revenue, operations and investments are located in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

For the year ended December 31, 2014, we derived 33.9% of our revenue from Americas and 51.6% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•

inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;

•	governments may expropriate or nationalize assets or increase their participation in companies;

•	governments may impose burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

Any deterioration in global market and economic conditions, especially in Latin America, and, in particular in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slow growth in most major economies continuing into 2015. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2014, 49.1% of our revenue was derived from clients in the telecommunications industry. During the same period, clients in the financial services industry (including insurance) contributed 35.2% to our revenue. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, in particular in Brazil and Americas where, for the years ended December 31, 2012, 2013 and 2014, 83.7%, 84.5% and 85.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments), respectively, was generated and in our key markets such as the telecommunications and financial services industries where, for the year ended December 31, 2014, 84.3% of our revenue was generated, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Increases in employee benefits expenses as well as changes to labor laws could reduce our profit margin.

Employee benefits expenses accounted for $1,609.5 million in 2012, $1,643.5 million in 2013 and $1,636.4 million in 2014, representing 69.5%, 70.2% and 71.2%, respectively, of our revenue in those periods.

Employee salaries and benefits expenses in many of the countries in which we operate, principally in Latin America, have increased during the periods presented in this Annual Report as a result of economic growth, increased demand for CRM BPO services and increased competition for trained employees such as employees at our service delivery centers in Latin America. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Total operating expenses.”

We will attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods in an effort to remain competitive, which may have a material adverse effect on our cash flows, business, financial condition, results of operations, profit margins and prospects. In addition, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefits expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, most of the countries in which we operate have labor protection laws, including statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly Brazil, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are continued increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost-effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract and retain key sufficiently trained employees at our service delivery centers to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2014, we experienced monthly turnover rates of 7.1% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate there are a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.

In addition, our ability to maintain and renew existing engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain our pricing or control or adjust costs to the level of our activity.

Our profit margin, and therefore our profitability, is largely a function of our level of activity and the rates we are able to recover for our services. If we are unable to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes for volume of new clients to ramp up, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will grow at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues.

If our clients decide to enter or further expand their own CRM BPO businesses in the future or current trends towards providing CRM BPO services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

None of our current agreements with our clients prevents them from competing with us in our CRM BPO business and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to provide CRM BPO services similar to those we provide. Some clients conduct CRM BPO services for other parts of their own businesses and for third parties. Any decision by our key clients to enter into or further expand their CRM BPO business activities in the future could cause us to lose valuable clients and suppliers and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, we have based our strategy of future growth on certain assumptions regarding our industry, legal framework, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house to avoid negative perceptions that may be associated with using an off-shore provider. Political opposition to CRM BPO or outsourcing activities may also arise in certain countries if there is a perception that CRM BPO or outsourcing activities have a negative effect on employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in Brazil. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

The consolidation of the potential users of CRM BPO services may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of CRM BPO services may decrease the number of clients who contract our services. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation would result in reduced net revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from one quarter to the next due to various factors including seasonality.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as: client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations or the onset of certain parts of the year, such as the summer vacation period in our geographically diverse markets and the year-end holiday season in Latin America, the business decisions of our clients regarding the use of our services, start-up costs, delays or difficulties in expanding our operational facilities and infrastructure, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients.

We typically generate less revenue in the first quarter of the year than in the second quarter as our clients generally spend less after the year-end holiday season. We have also found that our revenue increases in the last quarter of the year, particularly in November and December when our business benefits from the increased activity of our clients and their customers, who generally spend more money and are otherwise more active during the year-end holiday season. These seasonal effects also cause differences in revenue and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

In addition, the sales cycle for our services, typically from six to 12 months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements. Also, we recognize revenue only upon actual provision of the contracted services and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays.

Our key clients have significant leverage over our business relationships, upon which we are dependent.

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given.

Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our fifteen largest client groups (including Telefónica Group companies) for the year ended December 31, 2014 represented 82.1% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the year ended December 31, 2014 represented in aggregate 36.0% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher than expected number of unassigned employees, which would increase our employee benefits expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success depends on our key employees.

Our success depends on the continued service and performance of our executive officers and other key personnel in each of our business units, including our structure personnel. There is competition for experienced senior management and personnel with expertise in the CRM BPO industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. Although we have entered into employment contracts with our executive officers, it may not be possible to require specific performance under a contract for personal services and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 83% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

We have a long selling cycle for our CRM BPO services that requires significant funds and management resources, and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our CRM BPO services, which requires significant investment of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes.

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have a material adverse effect on our business, financial condition, results of operations and prospects. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

We may have difficulty controlling our growth and updating our internal operational and financial systems.

Since our founding in 1999, and particularly from 2004, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 75,682 as of December 31, 2012, to 79,197 as of December 31, 2013 and 86,071 as of December 31, 2014. The average number of employees (excluding internships) increased from 150,248 for the year ended December 31, 2012 to 155,832 for the year ended December 31, 2013 and decreased to 154,176 for the year ended December 31, 2014.

This rapid growth places significant demands on our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees and implement and improve operational systems, procedures and internal controls on a timely basis. In addition, we need to update our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with the increasing demands of our business. If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any inability to control such growth or update our systems could materially adversely affect our business, financial condition, results of operations and prospects.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

The CRM BPO industry is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our services and the hiring and training of employees, such expenses being historically incurred before revenue is generated.

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the years ended December 31, 2012, 2013 and 2014, our average days sales outstanding (“DSO”) was approximately 65 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. Our working capital was $385.9 million and $340.9 million as of December 31, 2013 and December 31, 2014, respectively. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2014, 97.2% of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian real, the Mexican peso, the Chilean peso and the Argentinean peso). Both Brazil and Mexico have experienced inflation and volatility in the past and some Latin American countries have recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. Conversely, where we provide off-shore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2012, 2013 and 2014, these fluctuations had a significant effect on our results of operations”.

In addition, future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency may trigger inflationary increases. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and prospects.

For the year ended December 31, 2014 and December 31, 2013, revenue from our operations in Brazil accounted for 51.6% and 51.5% of our total revenue, respectively, EBITDA accounted for 65.9% and 51.9% of our total EBITDA, respectively, and Adjusted EBITDA accounted for 54.4% and 52.6% of our total Adjusted EBITDA, respectively, (in each case, before holding company level revenue and, expenses and consolidation adjustments).

Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, or by other factors such as:

•	devaluations and other currency fluctuations;

•	inflation rates;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);

•	monetary policy;

•	minimum wage policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

In addition, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and that could consequently affect our business, financial condition and results of operations. We cannot predict what policies may be implemented by the Brazilian federal or state governments and whether these policies will negatively affect our business, financial condition, results of operations and prospects.

The Brazilian government regularly implements changes to tax regimes that may increase our and our clients’ tax burdens. These changes include modifications in the rate of assessments, non-renewal of existing tax relief, such as the Plano Brasil Maior and, on occasion, enactment of temporary taxes the proceeds of which are earmarked for designated governmental purposes. Because we derive a significant portion of our revenues, EBITDA and Adjusted EBITDA from our operations in Brazil, if the Plano Brasil Maior is not extended or not made permanent, it would have a significant negative impact on our total costs. Our inability to pass through such increase in costs to our customers will materially and adversely affect our results of operations. Furthermore, increases in our overall tax burden could negatively affect our overall financial performance and profitability.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

In the past, Brazil’s economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of persons or entities, Brazilian or foreign, to convert Brazilian currency into any foreign currency. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to other currencies to meet our financial obligations and our ability to pay dividends out of our Brazilian activities.

On February 26, the Brazilian Government enacted a Provisory Measure PM 669/15 whereby it raised the social security tax on employees’ social contributions from 2% to 4.5% on gross revenue for the call center industry. Companies impacted by the measure will have the option to revert to the original 20% tax on payroll spending. The new rule was to come into effect as of June, and firms were allowed to change the way they pay social security tax as at this month. On March 3, Senate President however rejected the provisional measure declaring it to be unconstitutional. Brazilian Government then submitted a law for Congress appreciation with the same proposal, and if approved, the additional tax obligations that we would incur in Brazil may have a material adverse effect on our business, financial condition, results of operations and prospects. Recent political developments make the outcome and any potential impact of the Provisory Measure in our business unpredictable, if it were to be approved, the Company is taking appropriate actions to address any potential exposure to our operations.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil, which could adversely affect our business, financial condition, results of operation and prospects.

Adverse decisions of the Superior Labor Court or other labor authorities in Brazil with respect to the legality of outsourcing of certain activities that we provide could have a material adverse impact on our business, financial condition, results of operations and prospects.

There is no legislation in Brazil regulating outsourcing activities. The judicial system has been considering this issue in light of the precedent “Súmula No. 331” of Brazil’s Superior Labor Court (Tribunal Superior do Trabalho), or “TST,” which prohibits outsourcing of core business activities. TST has been issuing decisions that stipulated that call center activities are core to a telecommunications company’s business and cannot be outsourced. In conflict with this opinion, the Brazilian Telecommunications General Act (Lei Geral de Telecomunicação), or the “Act,” explicitly allows the outsourcing of certain activities by telecommunications companies. Several telecommunications companies in Brazil have filed appeals with the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or “STF,” arguing that TST decisions are inconsistent with the provisions of the Act. At issue in certain of these cases is also whether the Act is constitutional. Recently, the STF confirmed that it has jurisdiction to consider arguments regarding the legality of service outsourcing in Brazil and, therefore, that it will hear the merit of the claim. The decision of the STF will be a binding precedent that must be adhered to by lower courts, including TST. We cannot predict when any such decision would be issued nor what the final outcome of such cases will be. In addition, there is currently a bill under consideration at the Brazilian Congress to pass a law that would permit and regulate the outsourcing business in Brazil generally. We cannot assure you that such bill will eventually be approved and become law in Brazil or that, if approved, will not be less favorable to our operations.

It is possible that our clients in other industries could be subject to future similar adverse decisions of Brazilian labor courts relating to the interpretation of Súmula 331 and the legality of outsourcing activities. Further adverse decisions of these courts, whether in the telecommunications industry or other industries, with respect to the scope of activities that are permitted to be outsourced, or an adverse decision by the Brazilian Federal Supreme Court in any of the appeals described above, may inhibit or prevent our existing and potential new clients from outsourcing activities. In addition, our service contracts generally require us to indemnify our clients for certain labor-related claims against them by our employees and consequently, future adverse decisions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Argentina has undergone significant political, social and economic instability in the past several years, and if such instability continues or worsens, our Argentine operations could be materially adversely affected.

In 2014 our operations in Argentina accounted for 6.6% of our revenue and 5.2% of our EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. Over the past several years, the Argentine economy has experienced a severe recession, as well as a political and social crisis, and the abandonment of the U.S. dollar/Argentine peso parity in January 2002 that led to the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, continued the depreciation of the Argentine peso may have a negative impact on our Argentine business. For example, in 2014, the Argentine peso depreciated approximately 24% against the U.S. dollar.

Since the abandonment of the U.S. dollar/Argentine peso parity, the Argentine government has implemented measures attempting to address its effects, regain access to financial markets, restore liquidity to the financial system, reduce unemployment and stimulate the economy. Although general political, economic and social conditions in Argentina have improved since 2003, significant uncertainties remain regarding the country’s economic and political future. There have been a number of negative economic and political developments since 2008 that have increased the level of uncertainty. The country has been experiencing high inflation in recent years and there can be no assurance that Argentina will not experience another recession, higher inflation, devaluation, unemployment and social unrest in the future. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls and currency exchange rates have had and may continue to have a material adverse effect on private sector entities, including our Argentine operations. In addition, the country’s sovereign debt crisis continues to unfold and the outcome thereof, including related litigation between Argentina and certain of its debt holders, remains uncertain.

Restrictions on Transfer of Funds. Under current foreign exchange regulations, there are restrictions on the transfer of funds into and from Argentina. In October 2011, the Argentine government introduced additional restrictions in connection with the transfer of funds. These measures oblige oil, gas and mining companies to repatriate 100% of their foreign currency earnings; insurance companies to sell all their foreign assets and repatriate the proceeds, and require official approval to buy U.S. dollars, which approval is contingent on previous tax declarations proving the necessary income. There can be no assurance that the Argentine government will not impose new restrictions on the transfer of funds from Argentina. Transfers of U.S. dollars out of Argentina are subject to prior government approval and are therefore subject to the political and fiscal situation at the time such transfer request is made. The possibility that the government further restricts, either directly or indirectly, the transfer of dividends from local companies to their foreign shareholders should not be ruled out. If we are unable to repatriate funds from Argentina for whatever reason, we will not be able to use the cash flow from our Argentine operations to finance our operating requirements elsewhere or to satisfy our debt obligations.

In addition, there are restrictions on the transfer of funds into Argentina. Specifically, there are minimum repayment terms and a mandatory one year deposit requirement for funds transferred into Argentina in connection with indebtedness owed to non-Argentine residents, certain portfolio investments made by non-Argentine residents and the repatriation of funds by Argentine residents exceeding $2.0 million per month. Certain transactions are exempt from the mandatory one year deposit requirement, including foreign loans to finance imports and exports, loans to the non-financial sector with an average term of at least two years (including principal and interest payments) if such funds are used exclusively for investments in non-financial assets, direct investments from non-residents and financing obtained to repay foreign financial debt when the proceeds of the loan are used to repay such foreign debt, in compliance with their corporate purpose, by multilateral and bilateral credit institutions and official credit agencies. There can be no assurance that these restrictions will not affect our ability to finance our operations in Argentina.

We may seek to acquire suitable companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

While we have grown almost exclusively organically, we may in the future pursue transactions, including acquisitions of complementary businesses, to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from Acquisition related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the of the Reorganization Transaction, including regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or in increased borrowing costs and interest expense in the future. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations and may not obtain the profitability we expect from such acquisitions. Any such risks related to future acquisitions could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to provide our services depends in part upon the quality and reliability of the facilities, machinery and equipment provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends upon the proper functioning of facilities, machinery and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control.

We also depend on the communication services provided by local communication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology could not deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help to sell to their end customers. If the services and products we provide to our clients experience technical difficulties, we may have a harder time selling these services and products to other clients, which may have an adverse effect on our business, financial condition, results of operations and prospects.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services which we rely on from third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry in which we operate is subject to the periodic introduction of new technology which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations from industry leading providers of such technology and to apply these technological innovations to our business. If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any increases in the cost of telecommunications services and products provided by third parties, including telecommunications equipment, software, IT products and related IT services and call center workstations have a direct effect on our operating costs. The cost of telecommunications services is subject to a number of factors, including changes in regulations and the telecommunications market as well as competitive factors, for example, the concentration and bargaining power of technology and telecommunications suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our services do not comply with the quality standards required by our clients or we are in breach of our obligations under our agreements with our clients, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s inquiries. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and their customers. Failure to consistently meet service requirements of a customer or errors made by our employees in the course of delivering services to customers could disrupt our client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, would result in lower payments to us. We also enter into variable pricing arrangements with certain clients and the quality of services provided may be a component of the calculation of the total amounts received from such clients under these arrangements.

In addition, in connection with our service contracts, certain representations may be made, including representations relating to the quality of our services, the ability of our associates and our project management techniques. A failure or inability to meet these requirements or a breach of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business operations are subject to various regulations and the amendment of these regulations or enactment of new regulations could require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties in the case of non-compliance with such regulations.

Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations, including but not limited to, data protection laws and consumer laws, and labor conditions laws, as well as trade restrictions and sanctions, tariffs, taxation, data privacy and labor relations.

Under data protection laws, we are typically required to manage, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our client contracts, we represent that we will keep such information strictly confidential. Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users. We seek to implement measures to protect sensitive and confidential customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential customer data, we could be subject to significant fines for breaching privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business operations may be impacted if current regulations are made stricter or more broadly applied or if new regulations are adopted. Violations of these regulations could impact our reputation and result in financial liability, criminal prosecution, unfavorable publicity, restrictions on our ability to process information and breach of our contractual commitments. Any broadening of current regulations or the introduction of new regulations may require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties, even the temporary shut down our facilities. Any such violations or changes in regulations could, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients’ businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage insurance in force, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused from such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services, even if due to events beyond our control could also entitle our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver services may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continuous to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business.

In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, gains unauthorized access or penetrates our network security or otherwise mismanages or misappropriates sensitive data or violates our established data and information security controls, we could be subject to significant liability to our clients or their customers for breaching contractual confidentiality provisions or privacy laws, including legal proceedings, monitory damages, significant remediation costs and regulatory enforcement actions. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our results of operations could be adversely affected if we are unable to maintain effective internal controls.

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision—making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost effective control system, misstatements due to error or fraud may occur and may not always be prevented or timely detected. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes resulting from our operations in Brazil.

As of December 31, 2014, Atento Brasil S.A. (“Atento Brazil”) was party to approximately 10,022 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions. The estimated amount involved in these claims total $98.4 million of which $53.9 million have been classified as probable, $39.4 million classified as possible and $5.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brazil and its affiliates have, in accordance with local laws, deposited $35.6 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2014, we have recognized $53.9 million of provisions ($71.9 million as of December 31, 2013 and $71.8 million as of December 31, 2012). We are also a party to various labor disputes and potential disputes in other jurisdictions in which we operate, including Argentina and Mexico. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2014, we had total indebtedness of $653.3 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

•

requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•

limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

During the year ended December 31, 2014 we drew down BRL161.5 million (equivalent to $60.8 million) under our credit agreement with BNDES. On May 30, 2014, Midco issued PECs for an aggregate amount of €64.1 million (equivalent to $87.3 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note. In addition, the MSA with Telefónica was amended and Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $30.9 million for the year ended December 31, 2014). We, in turn, used this amount to partially prepay the Vendor Loan Notes due to Telefónica. We prepaid BRL34.4 million, BRL45.0 million and BRL80.0 million, respectively (equivalent to $15.5 million, $20.4 million and $33.1 million, respectively) of the Brazilian Debentures. Finally, the Company, in connection with the IPO completed the following operations: on October 3, 2014, capitalized the Preferred Equity Certificates for a total amount of €460.1 million (approximately $575.9 million), and on October 7, 2014, repaid the entire outstanding amount under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million).

For the year ended December 31, 2014, our cash flow used for debt service totaled $283,7 million, which included voluntary prepayments of our Brazilian Debentures of BRL34.4 million (equivalent to $15.5 million) on May 12, 2014, BRL45.0 million (equivalent to $20.4 million) on June 26, 2014, and BRL80.0 million (equivalent to $33.1 million) on August 28, 2014, voluntary prepayments of our Vendor Loan Note of €64.1 million (equivalent to $87.3 million) on May 30, 2014, and €23.3 million (equivalent to $29.5 million) on October 7, 2014, and interest payments of $96.5 million. Also, during the year ended December 31, 2014, our net cash flows from operating activities totaled $135.3 million, which includes interest paid of $96.5 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $231.8 million. Cash flow used to service our debt represented 122.4% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, our cash flow related to interest payment and mandatory debt repayment represented 43.1% of the cash flows from operating activities (before considering the effect of the payment of interest).

In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

Risks Related to Investment in a Luxembourg Company

We are a Luxembourg public limited liability company (société anonyme) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this Annual Report reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•

the U.S. court has applied to the dispute the substantive law designated by the Luxembourg conflict of law rules (although one first instance decision rendered in Luxembourg—which had not been appealed—no longer applies this condition);

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, there was no violation of the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural rules; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Our directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any losses or liabilities, claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to limited exceptions. To the extent allowed by law, the rights and obligations among us and any of our current or former directors and officers will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as directors or officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association and by the laws governing public limited liability companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, our articles of association provide that pre-emptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting in the Luxembourg Legal Gazette approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication has occurred on 3 December 2014. The general meeting of our shareholders may renew, expand or amend such authorization. See Item IOB “Articles of association.” for additional detail.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, amount other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Risks Related to Our Ordinary Shares

Control by Bain Capital could adversely affect our other shareholders.

Bain Capital controls Topco and PikCo, and owns, directly or indirectly, approximately 85.1% of our ordinary shares, Bain Capital have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

In addition, because we are a foreign private issuer, we are not subject to the independence requirements of the New York Stock Exchange that require that our board of directors be comprised of a majority of independent directors, that we have a compensation committee comprised solely of independent directors and that we have a nominating and governance committee comprised solely of independent directors.

This concentrated control by Bain Capital limits the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

As a foreign private issuer, we are permitted to, and rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares.

The New York Stock Exchange listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phase-in periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the New York Stock Exchange listing rules, or they may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with New York Stock Exchange listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the New York Stock Exchange listing rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the New York Stock Exchange listing rules.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our shares being less attractive to investors.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Based on the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a “U.S. Holder” (a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

The market price of our ordinary shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our ordinary shares is likely to be similarly volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	announcement of technological innovations by us or our competitors;

•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	changes in general market and economic conditions;

•	changes or trends in our industry;

•	investors’ perception of our prospects; and

•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, could depress our share price.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 73.6 million ordinary shares outstanding as of March 12, 2015. Of these shares, 15.3 million ordinary shares were sold in our initial public offering and are freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

PikCo is entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares.

Any determination to pay dividends is at the discretion of our board of directors, and we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur.

Though we currently intend to pay dividends, any such determination to pay dividends will be at the discretion of our board of directors. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Notes, Brazilian Debentures, and our CVIs. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Senior Secured Notes, Brazilian Debentures and our CVIs. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we have profits available and distributable reserves. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur. See “Financial Information—Dividend Distributions.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The market price of our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our ordinary shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our Company downgrade our ordinary shares or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline.

Future equity issuances may dilute the holdings of ordinary shareholders and could materially affect the market price of our ordinary shares.

We may in the future decide to offer additional equity to rise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share. Future sales of substantial amounts of our ordinary shares in the public market, whether by us or by our existing shareholders, or the perception that sales could occur, may adversely affect the market price of our shares, which could decline significantly.

We have incurred higher costs as a result of becoming a public company.

As a public company, we have incurred significant legal, accounting, insurance and other expenses that we had not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing in recent years. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, the market price of our ordinary shares could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 20-F for the year ending December 31, 2015, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

History and Structure

Our legal name is Atento S.A. We are a public limited liability company (“société anonyme”) organized and existing under the laws of the Grand Duchy of Luxembourg on March 5, 2014 and have our registered office at 4 rue Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is the U.S. agent.

Our principal executive offices are located at Av. das Nações Unidas, 14.171, Rochaverá—Brooklin Novo, São Paulo, 04794-000, telephone number +55 (11) 3779-0881, Av. Yucatán 15, Col. Hipódromo Condesa. México D.F 06700, and C/ Santiago de Compostela 94, 28035 Madrid. Our agent for service of process in the United States is American Stock Transfer & Trust Company, LLC.

We were founded in 1999 to consolidate the Telefónica Group’s CRM services into a single company to take advantage of the expected demand in CRM services and to capture efficiencies of scale, with the start-up of our operations in Brazil, Chile, El Salvador, Guatemala, Peru, Puerto Rico and Spain. By 2000, we had launched our operations in other countries including Argentina, Colombia, and Morocco, while further growing our Brazilian operations and in 2001 our operations in Mexico. We then began to increase our focus on consolidation and business profitability.

We continued our geographic expansion launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher quality solutions, superior value-added services and developing and maintaining long-term relationships. This strategy was very successful, delivering a significant increase in revenue and operating profit during the years from 2003 to 2007.

In 2008, we broadened our strategic targets to include the pursuit and provision of new business opportunities, while continuing our strategy of differentiation by offering higher quality solutions, superior value-added services and continue building and maintaining long-term relationships. We also expanded our geographical presence in 2008 in the Czech Republic and in 2009; we began operations in the United States.

In December 2012, Bain Capital acquired the Atento Group from Telefónica. The transition from a Telefónica subsidiary to a standalone business has been very successful and with no business disruption as a result of the carve-out. We have also continued to benefit from the loyalty from our long-standing clients and have further increased our portfolio with new relevant customer wins. We also continued to evolve our offering and deliver increasingly more complex end-to-end customer experience solutions to our clients. In order to accelerate the transition as an independent company and to fully capture the favorable growth trends of the industry, our management team structure was strengthened including appointments of a new Chief Financial Officer, Director of Technology, and Chief Commercial Officer, and the reinforcement of our salesforce to actively pursue telecom clients other than Telefónica and target cross-border multinational clients.

In connection with acquisition of Bain Capital, Atento further reinforced its partnership with Telefónica, and in 2012 we signed the MSA agreement with a nine year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

In October, 2014, pursuant to the Reorganization Transaction, as described in section “Basis of Presentation and Other Information” and the IPO, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticket “ATTO” floating a 13.6% of its share capital. See section “Bases of Presentation and Other Information”.

In December 2014, Atento S.A. entered through its indirect subsidiary, Atento Spain Holdco, into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with COMDATA S.P.A. allowing it to continue strengthening the focus on its core markets encompassing the Pan-LatAm region.

As at December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil. At December 30, 2014, this company has been renamed as AtentoBrasil 1, Ltda.

Capital Expenditures

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation.

The table below sets forth our historic capital expenditures by segment for the year ended December 31, 2012, December 31, 2013 and December 31, 2014:

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31,
				2013	2014
($ in millions)			(unaudited)
Brazil	55.4	10.3	65.7	63.2	76.6
Americas	11.4	12.3	23.7	31.8	38.0
EMEA	9.7	4.0	13.7	7.2	4.2
Other and eliminations	0.4	1.8	2.2	0.8	1.3

Total capital expenditures	76.9	28.4	105.3	103.0	120.1

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

B.	Business Overview

Our Company

Atento is the largest provider of CRM BPO services and solutions in Latin America and Spain and among the top three providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and subsequent to the acquisition by funds affiliated with Bain Capital in December 2012, we became an independent company.

Latin America is one of the most attractive CRM BPO markets globally, and Atento is uniquely positioned as one of the few scale players in the region to capture this growth potential. According to Frost & Sullivan, Latin America is the fastest growing CRM BPO market in the world with a market size of $11.4 billion in 2014.

The potential for growth in the markets where we operate is significant and there are a number of trends supporting it including (i) sustained demand growth driven by a high growth population and an emerging middle class (ii) continued trend for further outsourcing of CRM BPO operations. During 2014, approximately 32.4% of domestic CRM BPO operations in Latin America were outsourced to third-party providers, based on number of agent seats, compared to 27.1% in 2007, according to Frost & Sullivan (iii) limited number of large scale operators in Latin America (iv) North America’s continued off-shoring trend as U.S.-based businesses continue to off-shore call center services to other geographies.

As the largest provider of CRM BPO services in Latin America, we hold #1 market share positions in most of the countries where we operate, based on revenues for the year ended December 31, 2013, according to Frost & Sullivan. From 2009 to 2012, we expanded our CRM BPO market leadership position in Latin America overall from 19.1% to 20.1% and increased our market share in Brazil from 23.3% in 2009 to 25.5% in 2014, based on revenue. We have achieved our leadership position over our 15-year history through our dedicated focus on superior client service, our scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs and our highly engaged employee base. Given its growth outlook, Latin America is one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region.

We offer a comprehensive portfolio of CRM BPO services, including customer service, sales, credit management, technical support, service desk and back office services. We are evolving from offering individual CRM BPO services to combining multiple service offerings, covering both the front-end and the back-end of our clients’ customer experience, into customized solutions adapted to our clients’ needs. We believe that these customized customer solutions provide an improved experience for our clients’ customers and create stronger customer relationships, which reinforces our clients’ brand recognition and enhances customer loyalty. Our services and solutions are delivered across multiple channels including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2014, CRM BPO solutions and individual services comprised approximately 23.2% and 76.8% of our revenues, respectively. In Brazil, the CRM BPO solutions segment grew from 16% of our revenue in 2011 to 35.3% of our revenue in 2014.

We also enjoy long-standing client relationships across a variety of industries working with market leaders in sectors such as telecommunications, financial services and multi-sector, which for us comprises the consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media industries. In 2014, approximately 49.1% of our revenue was derived from sales to telecommunications, 35.2% to financial services and 15.7% to multi-sector clients. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base to over 400 separate clients resulting in non-Telefónica revenue accounting for 53.5% in 2014 compared to approximately 10% of the revenue of AIT Group in 1999.

Atento benefits from a highly engaged employee base. Our over 154,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2014, we were recognized by Great Place to Work Institute as one of the world’s top 25 multinationals globally to work for the second consecutive year.

We have a strong relationship with Telefónica underpinned by long-Term MSA expiring in 2021, currently serving 38 companies of the Telefónica Group under 160 arm’s-length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date.

Our revenue for the year ended December 31, 2014 was $2,298.3 million, our Adjusted EBITDA was $306.4 million and our profit/(loss) for the period was a loss of $42.1 million. For the year ended December 31, 2013 and 2014, our revenue increased by 1.0% and decreased by 1.8%, respectively, and our Adjusted EBITDA increased by 10.1% and 3.8%, respectively. For the years ended December 31, 2013 and 2014, respectively, excluding the impact of foreign exchange, our revenue increased by 7.5% and 7.7%, and our Adjusted EBITDA increased by 16.9% and 13.7%.

The following table sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2012, December 31, 2013 and December 31, 2014:

	Predecessor		Non-IFRS Aggregated (unaudited)	Year ended December 31
($ in millions, except percentage changes)	Period from Jan 1 – Nov 30, 2012	Period from Dec 1 – Dec 31, 2012	2012	2013	2014
			(unaudited)
Brazil	1,116.8	96.3	1,213.1	1,206.1	1,184.8
Americas	662.1	64.1	726.2	772.7	779.4
EMEA	347.8	30.7	378.5	363.1	334.8
Other and eliminations(1)	(0.8)	(0.2)	(1.0)	(0.8)	(0.7)

Total	2,125.9	190.9	2,316.8	2,341.1	2,298.3

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, ex-Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2014, Brazil accounted for 51.5% of our revenue and 54.4% of our Adjusted EBITDA; Americas accounted for 33.9% of our revenue and 37.2% of our Adjusted EBITDA; EMEA accounted for 14.6% of our revenue and 8.4% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the year ended December 31, 2012, December 31, 2013 and December 31, 2014:

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 – Nov 30,	Period from Dec 1 – Dec 31,	Year ended December 31,	Year ended December 31,
($ in millions)	2012	2012	2012	2013	2014
			(unaudited)
Country
Spain	311.0	27.5	338.5	327.3	306.6
Morocco	26.6	2.1	28.7	20.9	18.4
Czech Republic	10.0	1.0	11.0	14.6	9.5
Other and eliminations(*)	0.2	0.1	0.3	0.3	0.3

EMEA	347.8	30.7	378.5	363.1	334.8

Argentina	177.8	19.2	197.0	198.7	151.9
Chile	64.1	4.9	69.0	68.5	79.3
Colombia	55.0	5.0	60.0	65.7	69.5
El Salvador	13.3	1.3	14.6	12.8	13.9
United States	16.5	1.4	17.9	20.1	20.7
Guatemala	13.8	1.1	14.9	14.4	15.3
Mexico	213.5	20.7	234.2	265.2	275.0
Peru	85.7	8.3	94.0	102.2	131.8
Puerto Rico	13.8	1.4	15.2	14.9	12.8
Uruguay	7.7	0.7	8.4	9.6	8.0
Panama	0.2	—	0.2	0.1	0.8
Other and eliminations(*)	0.7	0.1	0.8	0.5	0.4

Americas	662.1	64.1	726.2	772.7	779.4

Brazil	1,116.8	96.3	1,213.1	1,206.1	1,184.8
Other and eliminations(*)	(0.8)	(0.2)	(1.0)	(0.8)	(0.7)

Total revenue	2,125.9	190.9	2,316.8	2,341.1	2,298.3

(*)	Includes revenue holding-company level as well as consolidation adjustments.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the periods presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to the fact that (i) our clients generally spend less in the first quarter of the year after the year-end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that our revenue increases further in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or be used to predict annual financial results.

Our Strategy

Our mission is to help make our clients successful by delivering the best experience for their customers. Our goal is to significantly outperform the expected market growth by being our clients’ partner of choice for customer experience while obtaining margin efficiencies. We have laid out a clear strategy and a number of initiatives around 3 key pillars to bring Atento to its full potential: transformational growth, best in class operations and inspiring people. In 2014, the focused execution of our strategy has resulted in very significant achievements in the year across these three pillars of our strategy positioning Atento for sustained growth and strong value creation potential for our shareholders.

Above-Market Growth

We are focused on delivering increasingly complex solutions and value-added services to our clients through multiple channels to address a larger portion of our clients spend, whilst building even more sticky relationships and achieving higher profitability. Over time, we have diversified and expanded our services, increased their sophistication and complexity and developed customized solutions such as smart collections, B2B (business-to-business) efficient sales, insurance management, credit management and other CRM BPO processes. Our revenue from these solutions has grown faster than our overall revenue over the past several years. In 2014, we increased the share of our solutions penetration to over 23%, up 1.4 percentage points year-on-year.

Further, we are also aggressively growing outside of Telefónica and continue winning new client relationships, either from competitors or as potential clients outsource their in-house operations. In particular, we have made this year substantial progress in the telecommunications sector, as major telcos seek partnering with us now that we are an independent company as a result of our strong sector credentials. Today, we provide solutions to most of the telecommunications companies in Brazil and have been awarded contracts with a leading LatAm regional telecommunication company in five countries. Going forward, we are focused on growing these new relationships to scale.

Further, the market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity as (i) companies in the United States seek to balance outsourcing services across different geographies, generally favoring locations with better cultural fit and proximity to their operations, while minimizing time zone differences (in particular compared to jurisdictions such as India and the Philippines), (ii) Latin America becomes a more cost-competitive location and (iii) the talent pool in the region grows, with more people who have strong English-language skills. In 2014, we continued to successfully ramp-up our nearshore operation. We have formed a dedicated business unit with its own infrastructure to exclusively serve the U.S. market which, as of December 2014, had approximately 500 workstations servicing five clients including one of the leading mobile devices manufacturers, one of the leading in financial services group in Mexico and one of the leading global travel companies. We believe our strong relationships with multi-national clients throughout Latin America positions us well to also serve their off-shoring needs in the United States as exemplified by our near-shoring relationships.

Best-In-Class Operations

We are also seeing the benefits of the acceleration of the implementation of our operational transformational initiatives to expand margins.

We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by the following five key global initiatives:

Enhance Operations Productivity. We are focused on a variety of initiatives to enhance agent productivity. We have established in 2014 an Operational Command Center in Sao Paulo, Brazil which is designed to streamline the efficiency of our operations across our delivery centers and optimize corporate functionality and management effectiveness via a standardized set of enhanced processes and capabilities. This center is equipped with the technology available for our purposes and serves to enhance our ability to shift resources as needed, in real-time, based on client requirements. Additionally, it provides our management immediate analytics and continuous data enabling them to streamline processes that we expect will offer the optimal customer experience for our clients. Our focus on productivity improvements throughout the year resulted in our billable vs. payable increasing in the year by 2.7 percentage points for the group.

Increase HR Effectiveness. Our business model is focused on improving operations HR effectiveness, developing our people and reducing turnover, driving both performance and reduction in costs. Recruiting, selecting and training talent is a key factor in the successful delivery of our CRM BPO services and solutions. The roll-out of these initiatives helped us reduced our turnover ratios in 1 percentage point for the group.

Deploy One Procurement. We are strengthening our centralized procurement model in order to lower costs and streamline supplier relationships. Our “Global Deal Delivered Locally” strategy allows us to work with vendors to reach global contracts, while allowing procurement decisions to be handled locally. The implementation of a global centralized procurement model in the year has allowed us to reduced overall costs, allowing us to achieve over 15% of savings in key categories addressed in 2014. We are continuing to deploy this procurement strategy across our business, including in our procurement of infrastructure, technology, telecommunications and professional services, to reduce operating costs and improve margins.

Drive Consistent and Efficient IT Platform. Our technology strategy is focused on (i) delivering a cost-efficient and reliable IT infrastructure to meet the needs of existing clients and support margin expansion, (ii) enhancing our ability to add capacity rapidly with a highly variable cost structure for new business, (iii) developing new products and solutions that can be rapidly scaled and rolled out across geographies, (iv) providing standard operational tools and processes to enable the best experience to our clients’ customers, and (v) establishing common platforms that facilitate centralization of core IT services. Technology initiatives to capture benefits of scale, standardization, and consolidation are managed globally, with full accountability by project leaders to continuously optimize our operations and innovate client solutions.

Optimize Site Footprint. We continue to relocate a portion of our delivery centers from tier 1 to tier 2 cities, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil. In Brazil, the percentage of total workstations located in tier 2 cities increased from 44% in 2011 to 53% in 2014. We have completed several successful site transfers in Brazil, Colombia and Argentina. As demand for our services and solutions grows and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

In addition, given the size of our workforce, our operational excellence strategy is targeted at supporting the future growth of our business and delivering efficiency gains while mitigating costs in particular wage inflation in the markets where we operate.

Inspiring People

We believe that our people are a key enabler to our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforce, a culture we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive plans that foster a work environment that aligns our management’s professional development with client objectives and our goals, including efficiency objectives, financial targets and client and employee satisfaction metrics. We have implemented a new operating model that integrates the corporate organization globally, allowing us to capture the benefits of scale, standardization and sharing of best practices. The corporate organization is integrated globally but strategically segmented into different operating regions. We believe that this new organizational structure will foster agility and simplicity, while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation, with full accountability on the results. In 2014, we completed the relocation of our headquarters to be closer to our operations. We also continue to receive industry recognition for the strong culture and workplace environment we promote across our organization. For the second year in a row, we have been recognized as one of the 25 Best Multinational Workplaces by GPTW.

Our Integrated Solutions and Client Value Proposition

We work closely with our clients to optimize the front and back-end customer experience for their users by offering solutions through a multi-channel delivery platform, tailored to each client’s needs. We have a comprehensive portfolio of scalable solutions such as smart collections, insurance management, smart credit solutions and advanced technical support solutions that incorporates multiple services such as customer care and sales, all deliverable across multiple communication channels including digital, voice and in-person. The flexibility of our solutions comprised of a combination of services, channels, automation and/or intelligent analytics allows us to deliver a superior, value-added customer experience.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership and increase the portion of our client’s CRM BPO services that are provided by us.

For example, for a financial institution in Mexico, we operate the full credit card management process, from receipt of an application to the issuance of the credit card using a multi-channel platform. For this client, we processed over 600,000 credit card applications in the last 12 months ended August 31, 2014 and reduced the average processing time by 88%.

Our position as a provider of vertical, value-added CRM BPO solutions is a key factor for our share gain in recent years, and we believe will be a continued driver of our growth strategy going forward.

Illustrative Examples of Our Solutions

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing costs. In 2014, CRM BPO solutions and individual services comprised approximately 23.2% and 76.8% of group revenues, respectively. For our clients in Brazil, our largest market, approximately 64.7% of our revenue was contributed by individual services and approximately 35.3% from solutions, for the year ended December 31, 2014. This represents significant growth for the Brazilian CRM BPO services segment which accounted for 16% of Brazilian revenue in 2011.

In 2014, approximately 68% of our revenues came from sales and customer service.

Our Clients

Over the years, we have experienced steady growth in our client base, gaining new clients year-on-year, resulting in what we believe is a world-class roster of clients across industry sectors. Our long-standing, blue-chip client base spans across a variety of industries and includes names such as Telefónica Group, Banco Bradesco S.A., Banco Santander S.A., HSBC, Samsung, and Whirlpool, among others. Our clients are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We serve clients primarily in the telecommunications and financial services sectors, and in multi-sector including consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media. For the year ended December 31, 2014, our revenue from sales to clients in telecommunications, financial services and multi-sector industries, corresponded to 49.1%, 35.2% and 15.7% of total revenue, respectively.

For December 31, 2014, our top 15 client groups accounted for 82.1% of our revenue and, excluding the Telefónica Group companies, our next 15 client groups accounted for 36.0% of our revenue. In calculating these percentages, we treated each member of the same corporate group as one client. With each of these, we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships with these clients.

Longstanding Client Relationships

We seek to create long-term relationships with our clients where we are viewed as an integral part of their business and not just as a service provider. Because we strive to have the ability to offer products and solutions that cover the entire client’s value chain, we believe the solutions we are providing offer a higher value to our clients, generally leading to a longer-term relationship which is beneficial to both parties. In 2014, 69% of our revenue from clients other than the Telefónica Group came from clients that had relationships with us for ten or more years. Illustrative of our high customer satisfaction, in 2012, 2013 and 2014, our client retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.5%, 99.3% and 98.9%, respectively.

Development of Client Base

As of December 31, 2014, our client base consisted of over 400 separate clients (treating each company that is a member of the same corporate group as a separate client). Since 1999, when Telefónica, our former parent company, and its subsidiaries contributed approximately 90% of the revenue of AIT Group, we believe that we have achieved a high diversification of our client base by sources of revenue. For the years ended December 31, 2012, 2013 and 2014, we generated 50.0%, 48.5% and 46.5%, respectively, of our revenue from Telefónica Group companies.

As of December 31, 2014, 38 companies within the Telefónica Group were party to 160 arm’s-length contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021.

Telefónica Group Master Service Agreement

Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered into the MSA, a new framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. The term of the MSA expires on December 31, 2021 and there is no express provision for extension thereof.

The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica Group companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica Group companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us in available cleared funds. Any such compensation payments will be in amounts calculated as a percentage of the revenue shortfalls, ranging from 8% to 20% of the shortfall depending on the scope of such shortfall and the relevant calendar year. In May 2014, we and Telefónica amended the MSA to adjust the minimum revenue commitments in Spain and Morocco by an average of €46.0 million ($62.6 million, based on the May 31, 2014 month-end close foreign exchange rates) per year to reflect the lower level of activities in these geographies and a corresponding €25.4 million ($34.6 million, based on the May 31, 2014 month-end close foreign exchange rates) payment was made by Telefónica representing the discounted value of the reduction in minimum revenue commitments which was subsequently applied to repay the Vendor Loan Note. See “Liquidity and Capital Resources—Financing Arrangements—Vendor Loan Note.”

The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 in the event of a change of control of the Company occurring as a result of a sale to a Telefónica competitor.

Competitive Landscape

Global Competitive Landscape

In 2013, we were the second largest company in the global CRM BPO market. In 2013, the market share figures for the top three companies were: Tele performance S.A. (“Teleperformance”) (5.3%); Atento (3.8%); and Convergys Corporation (“Convergys”) (3.3%), according to company filings, IDC and our estimates. In January 2014, Convergys acquired Stream Global Services (“Stream”), making Convergys the 2nd largest market share on a pro forma basis. In terms of positioning in the LatAm countries Atento operates and with respect to the BPO/CRM market share, the company holds the number one position in most of them, such as Brazil, Perú, México, Chile or Colombia.

In Gartner´s Magic Quadrant for Customer Management Contact Center BPO (TJ Singh, Brian Manusama December 23, 2014), in 2 years Atento has positioned itself amongst the key global players, showing significant improvement in ability to execute (2013) and completeness of vision (2014). The 2014 report highlights: a good and experienced leadership team, with new talent attracted from top-tier companies; and an excellent client relationships and quality of service, providing: agility, flexibility, focus on results, good execution, market knowledge, and ability to scale.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

C.	Organizational Structure

At December 31, 2013 and 2014, none of the subsidiaries is listed on a stock exchange and all use December 31 as their reporting date.

All Group companies subject to statutory audit as per local legislation have been audited.

D.	Property, Plant and Equipment

Property

We perform our business in service delivery centers leased from third parties, and did not own any real estate as of December 31, 2014, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400 square meters field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2014, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Lease expenses on a consolidated basis reached $124.6 million, $118.3 million and $106.3 million in the years ended December 31, 2012, 2013 and 2014.

Our infrastructure is designed according to our clients’ needs. Our technology systems possess the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring as required. Our deployment team is trained to achieve timely implementation so as to minimize our clients’ time-to-market. We address client capacity needs by providing solutions such as software based platforms, high level infrastructure mobility, process centralization and high concentration of delivery centers.

During the last years, our infrastructure has grown in response to a substantial increase in demand for our services from our clients. As of December 31, 2014, we had 86,071 workstations globally, with 44,061 in Brazil, 34,498 in the Americas (excluding Brazil) and 7,512 in EMEA. As of December 31, 2014, we had 93 delivery centers globally, 29 in Brazil, 45 in the Americas (excluding Brazil) and 19 in EMEA.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as at December 31, 2012, 2013, 2014.

	Number of Workstations			Number of Service Delivery Centers(1)
Country	2012	2013	2014	2012	2013	2014
	(unaudited)
Brazil	37,650	39,744	44,061	23	26	29
Americas	30,891	31,534	34,498	44	46	45
Argentina(2)	3,793	3,959	3,820	12	12	11
Central America(3)	1,780	1,666	2,983	3	3	3
Chile	3,638	3,467	2,398	3	3	2
Colombia	4,771	4,791	5,827	4	6	6
Mexico	8,648	9,143	9,812	17	17	17
Peru	7,150	7,387	8,493	2	2	3
United States(4)	1,111	1,121	1,165	3	3	3
EMEA	7,141	7,919	7,512	21	21	19
Czech Republic (5)	494	592	—	3	3	—
Morocco	1,916	1,941	2,046	4	4	4
Spain	4,731	5,386	5,466	14	14	15
Total	75,682	79,197	86,071	88	93	93

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.
(5)	Operations in Czech Republic were divested in 2014.

The following is a list of our principal workstations as of December 31, 2013 and 2014:

	Number of Workstations
	2013	2014
Brazil
São Paulo (Belenzinho I)	3,155	3,150
São Bernardo do Campo	2,929	2,977
São Paulo (Santana)	2,211	2,559
São Paulo (São Bento I)	2,257	2,359
São Paulo (Nova São Paulo)	1,960	2,278
Rio de Janeiro (Teleporto)	2,098	2,255
Salvador (Uruguay)	2,055	2,073
Rio de Janeiro (Madureira)	2,141	2,061
São Paulo (Santo Antonio)	1,795	1,988
São José dos Campos	1,968	1,967

	Number of Workstations
	2013	2014
Americas
Peru (LaMolina)	5,384	5,590
Peru (Maquinarias)	2,003	2,184
Chile (Vicuña Mackenna)	1,584	1,539
Colombia (Bucaramanga)	—	1,466
El Salvador	699	1,381
Colombia (Royal)	1,323	1,378

EMEA
Spain (Ilustración)	803	874
Morocco (Casablanca)	642	730
Spain (Glorias)	671	651
Morocco (Tánger)	644	645

Telecommunications Infrastructure. We work with the main telephone carriers at the local and international levels. We have recently implemented a network to interconnect the main countries in which we operate, allowing us to offer new options of connectivity and to run new applications for videoconferencing. Since almost all our voice platform is based on IP technology, we have implemented a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission with respect to its periodic reports under the Securities Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related breakdowns.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

At the date of preparation of these consolidated financial statements, no relevant changes are forecast in the estimates. As a result, no significant adjustments in the values of the assets and liabilities recognized at December 31, 2013 and 2014 are expected.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related consolidated income statement.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follow:

Revenue recognition

The Atento Group recognizes revenue on an accruals basis during the period in which the services are rendered, with reference to the stage of completion of the specific transaction, and assessed on the basis of the actual service provided as a proportion of the total services to be provided. Recognizing service revenue with reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as is practical, the Atento Group applies its past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized tax credits corresponding to losses carried forward since, based on internal projections, it is probable there will be future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, taking into account all available information as at the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information would be provided in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives and contingent-value instruments

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates on loans received. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Discounted cash flow analyses are used to analyze the fair value of the contingent-value instruments (“CVIs”). The fair value of the CVIs is based upon discounted cash flow analyses, for which the determination of fair value requires significant management judgment or estimation and results in a higher degree of financial statement volatility.

Refer to note 3u of our audited consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.	Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the Predecessor financial statements as of and for the period ended November 30, 2012 and our audited consolidated financial statements as of and for the one-month period ended December 31, 2012, and as of and for the years ended December 31, 2013 and 2014 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report. The Predecessor financial statements as of and for the period ended November 30, 2012 and our consolidated financial statements as of and for the one-month period ended December 31, 2012, and as of and for the years ended December 31, 2013 and 2014, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America and Spain, and among the top three global providers, by revenue. Atento’s tailored CRM BPO solutions are designed to enhance each client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its expertise in its industry and in its customer care operations, combined with a consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution being customized for the individual client’s needs and sophistications.

Atento offers a comprehensive portfolio of customizable, and scalable, solutions comprising front-end and back-end services ranging from sales, applications-processing, customer care and credit-management. From our suite of products and value-added services, we derive embedded and integrated industry-tailored solutions for a large and diverse group of multi-national companies. Our solutions to our base of over 400 clients are delivered by over 154,000 of our highly engaged customer care specialists and facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing customer transactions and industry expertise to our clients’ customer care operations, which allow us to provide higher-quality customer care services more cost-effectively than our clients could deliver on their own.

Our number of workstations increased from 79,197 as of December 31, 2013 to 86,071 workstations as of December 31, 2014. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

We are continuing to relocate a portion of our delivery centers from Tier 1 to Tier 2 cities, which tend to be smaller, more affordable locations, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil, Colombia and Argentina. In Brazil, the percentage of total workstations located in tier 2 cities decreased 1 percentage point, from 54% for the year ended December 31, 2013 to 53% for the year ended December 31, 2014, due to an specific client requirement to operate in a Tier 1 city, and the implementation of new delivery centers in Brazil in Tier 2 cities, postponed to the first quarter of 2015. As demand for our services and solutions grows, and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

During the last years, our infrastructure has grown in response to a substantial increase in demand for our services from our clients. As of December 31, 2014, we had 86,071 workstations globally, with 44,061 in Brazil, 34,498 in the Americas (excluding Brazil) and 7,512 in EMEA. As of December 31, 2013, we had 79,197 workstations globally (75,682 in 2012), with 39,744 in Brazil (37,650 in 2102), 31,534 in the Americas (excluding Brazil) (30,891 in 2012) and 7,919 in EMEA (7,141 in 2012). As of December 31, 2014, we had 93 delivery centers globally, 29 in Brazil, 45 in the Americas (excluding Brazil) and 19 in EMEA. As of December 31, 2013, we had 93 delivery centers globally (88 in 2012), 26 in Brazil (23 in 2012), 46 in the Americas (excluding Brazil) (44 in 2012) and 21 in EMEA (21 in 2012). See “Item 4. Information on the Company—D. Property, Plant and Equipment”

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as at December 31, 2013 and 2014, see the section “D. Property, plant and equipment”.

During 2014, the revenue generated from our fifteen largest client groups (including the Telefonica Group) represented 82.1% of our revenue as compared to 84.2% and 83.9% of our revenue for the same period in 2013 and 2012, respectively. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 36.0% of our revenue for the year ended December 31, 2014 as compared to 36.2% and 34.4% of our revenue in the same period for 2013 and 2012.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. In the year ended December 31, 2014, CRM BPO solutions and individual services comprised approximately 23.2% and 76.8% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 21.8% and 78.2% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 22.1% and 77.9% of our revenues, respectively.

The percentage of solutions and individual services for the year ended December 31, 2013, representing approximately 23% and 77% of group revenues, respectively, were misreported and should have amounted to 21.8% and 78.2% as disclosed in the paragraph above.

During the year of 2014, telecommunications represented 49.1% of our revenue and financial services represented 35.2% of our revenue, compared to 52% and 35%, respectively, for the same period in 2013. Additionally, during 2014 and 2013 sales by service were represented as follow:

	Year ended December 31,
	2013	2014
Customer Service	50.1%	49.8%
Sales	18.7%	18.2%
Collection	10.3%	10.8%
Back Office	8.6%	8.8%
Technical Support	9.8%	9.6%
Others	2.5%	2.8%

Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2012, 2013 and 2014 and the breakdown by country is as follow:

	Average headcount
	2012	2013	2014
Brazil	84,031	86,413	82,702
Central America	3,758	4,051	4,161
Chile	4,056	3,883	4,703
Colombia	4,895	5,400	6,274
Spain	14,491	13,830	12,121
Morocco	2,032	1,544	1,367
Mexico	18,861	18,823	20,033
Peru	10,109	10,561	12,874
Puerto Rico	797	763	706
United States	377	405	419
Czech Republic	791	933	673
Argentina and Uruguay	9,346	9,151	8,062
Corporate	94	75	81

Total	153,638	155,832	154,176

The following table shows our consolidated results of operations for the past three years:

	Predecessor		Non-IFRS Aggregated
($ in millions, except percentage changes)	As of and for the period from Jan 1 – Nov 30,	As of and for the period from Dec 1 – Dec 31,	For the year ended December 31,	For the year ended December 31,	Change	Change excluding	For the year ended December 31,	Change	Change excluding
	2012	2012	2012	2013	(%)	FX (%)	2014	(%)	FX (%)
			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7
Other operating income	1.9	1.8	3.7	4.4	18.9	21.6	4.6	4.5	8.7
Own work capitalized	—	—	—	0.9	N.M	N.M	0.5	(44.4)	(32.5)
Other gains	—	—	—	—	—	—	35.1	N.M.	N.M.
Operating expenses:
Supplies	(105.5)	(8.4)	(113.9)	(115.3)	1.2	6.8	(104.8)	(9.1)	0.2
Employee benefit expense	(1,482.8)	(126.7)	(1,609.5)	(1,643.5)	2.1	8.5	(1,636.4)	(0.4)	9.3
Depreciation and amortization	(78.1)	(7.5)	(85.6)	(129.0)	50.7	57.0	(119.8)	(7.1)	(0.3)
Changes in trade provisions	(13.9)	2.8	(11.1)	2.0	N.M.	N.M.	1.7	(15.0)	(10.1)
Other operating expenses	(283.7)	(95.3)	(379.0)	(355.6)	(6.2)	(0.6)	(360.2)	1.3	9.2
Impairment charges	—	—	—	—	—	—	(31.8)	N.M.	N.M.

Total operating expenses	(1,964.0)	(235.1)	(2,199.1)	(2,241.4)	1.9	8.1	(2,251.3)	0.4	9.7

Operating profit/(loss)	163.8	(42.4)	121.4	105.0	(13.5)	(1.2)	87.2	(17.0)	(1.3)

Finance income	11.6	2.6	14.2	17.8	25.4	32.4	58.3	N.M.	N.M.
Finance costs	(23.5)	(8.7)	(32.2)	(135.1)	N.M.	N.M.	(135.7)	0.4	5.8
Net foreign exchange gain/(loss)	(1.0)	0	(1.0)	16.6	N.M.	N.M.	(33.4)	N.M.	N.M.

Net finance expense	(12.9)	(6.0)	(19.0)	(100.7)	N.M.	N.M.	(110.8)	10.0	17.4

Profit/(loss) before tax	150.9	(48.5)	102.4	4.3	(95.8)	(85.4)	(23.6)	N.M.	N.M.

Income tax expense	(60.7)	(8.1)	(68.8)	(8.3)	(87.9)	(82.7)	(18.5)	122.9	N.M.

Profit/(loss) for the period	90.2	(56.6)	33.6	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.
Profit/(loss) for the period from continuing operations	90.2	(56.6)	33.6	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.
Profit after tax from discontinued operations	—	—	—	—	—	—	—	N.M.	N.M.
Non-controlling interests	(0.4)	—	(0.4)	—	—	—	—	N.M.	N.M.

Profit/(loss) for the period attributable to equity holders of the parent	89.7	(56.6)	33.1	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.

Other financial data:
EBITDA(1) (unaudited)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)
Adjusted EBITDA(1) (unaudited)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7

(1)	For reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above.

N.M. means not meaningful.

The following table provides a breakdown of selected income statement line items for the past three years at a segment level:

	Predecessor		Non-IFRS Aggregated
($ in millions, except percentage changes)	As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013	Change (%)	Change excluding FX (%)	For the year ended December 31, 2014	Change (%)	Change excluding FX (%)
			(unaudited)
Revenue:
Brazil	1,116.8	96.3	1,213.1	1,206.1	(0.6)	9.6	1,184.8	(1.8)	7.5
Americas	662.1	64.1	726.2	772.7	6.4	11.6	779.4	0.9	15.3
EMEA	347.8	30.7	378.5	363.1	(4.1)	(7.0)	334.8	(7.8)	(7.7)
Other and eliminations(1)	(0.8)	(0.2)	(1.0)	(0.8)	(20.0)	N.M.	(0.7)	(12.5)	(50.0)

Total revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7

Operating expense:
Brazil	(1,025.4)	(84.4)	(1,109.8)	(1,113.6)	0.3	10.6	(1,081.6)	(2.9)	6.3
Americas	(602.6)	(52.4)	(655.0)	(705.9)	7.8	12.9	(718.9)	1.8	16.7
EMEA	(319.3)	(28.9)	(348.2)	(365.2)	4.9	1.7	(381.8)	4.5	4.7
Other and eliminations(1)	(16.7)	(69.4)	(86.1)	(56.7)	(34.1)	N.M.	(69.0)	21.7	22.4

Total operating expenses	(1,964.0)	(235.1)	(2,199.1)	(2,241.4)	1.9	8.1	(2,251.3)	0.4	9.7

Operating profit/(loss):
Brazil	91.2	12.3	103.5	94.8	(8.4)	1.0	103.5	9.2	19.3
Americas	62.7	11.7	74.4	67.6	(9.1)	(4.6)	64.3	(4.9)	5.5
EMEA	29.1	3.2	32.3	(0.1)	(100.3)	(100.3)	(45.6)	N.M.	N.M.
Other and eliminations(1)	(19.2)	(69.6)	(88.8)	(57.3)	(35.5)	N.M.	(35.0)	(38.9)	(38.6)

Total operating profit	163.8	(42.4)	121.4	105.0	(13.5)	(1.2)	87.2	(17.0)	(1.3)

Net finance expense:
Brazil	(6.8)	(2.6)	(9.4)	(43.9)	N.M.	N.M.	(42.9)	(2.3)	7.1
Americas	(2.7)	(2.7)	(5.4)	(3.9)	(27.8)	0.0	(14.7)	N.M.	N.M.
EMEA	(1.4)	(0.8)	(2.2)	(18.4)	N.M.	N.M.	(13.6)	(26.1)	(26.1)
Other and eliminations(1)	(2.0)	—	(2.0)	(34.5)	N.M.	N.M.	(39.6)	14.8	14.8

Total net finance expense	(12.9)	(6.0)	(19.0)	(100.7)	N.M.	N.M.	(110.8)	10.0	17.4

Income tax expense:
Brazil	(25.9)	27.5	1.6	(17.7)	N.M.	N.M.	(22.3)	26.0	37.9
Americas	(25.9)	(0.2)	(26.1)	(19.3)	(26.1)	(23.0)	(19.7)	2.1	11.9
EMEA	(8.2)	(0.6)	(8.8)	7.8	N.M.	N.M.	15.4	97.4	96.2
Other and eliminations(1)	(0.7)	(34.8)	(35.5)	20.9	N.M.	N.M.	8.1	(61.2)	(61.2)

Total income tax expense	(60.7)	(8.1)	(68.8)	(8.3)	(87.9)	(82.7)	(18.5)	122.9	N.M.

Profit/(loss) for the period:
Brazil	58.6	37.3	95.9	33.2	(65.4)	(61.8)	38.3	15.4	26.2
Americas	34.1	8.8	42.9	44.4	3.5	6.1	29.9	(32.7)	(28.8)
EMEA	19.5	1.7	21.2	(10.7)	N.M.	N.M.	(43.8)	N.M.	N.M.
Other and eliminations(1)	(22.0)	(104.4)	(126.4)	(70.9)	(43.9)	N.M.	(66.5)	(6.2)	(6.1)

Profit/(loss) for the period	90.2	(56.6)	33.6	(4.0)	(119.9)	(90.8)	(42.1)	N.M.	N.M.

Other financial data:
EBITDA(2):
Brazil	126.9	15.7	142.7	150.7	5.6	16.5	158.8	5.4	15.3
Americas	92.2	14.5	106.7	115.3	8.1	11.7	107.2	(7.0)	2.2
EMEA	41.4	4.4	45.8	24.3	(46.9)	(48.7)	(25.1)	N.M.	N.M.
Other and eliminations(1)	(18.6)	(69.6)	(88.2)	(56.3)	(36.2)	N.M.	(33.9)	(39.8)	(39.5)

Total EBITDA (unaudited)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)

Adjusted EBITDA(2):
Brazil	128.7	16.4	145.1	161.1	11.0	21.4	172.1	6.8	16.9
Americas	94.2	19.2	113.4	118.4	4.4	7.8	117.7	(0.6)	10.7
EMEA	31.4	3.9	35.3	26.7	(24.4)	(26.6)	26.4	(1.1)	(1.2)
Other and eliminations(1)	(18.4)	(7.3)	(25.7)	(11.1)	(56.8)	N.M.	(9.8)	(11.7)	(9.9)

Total Adjusted EBITDA (unaudited)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’.

N.M. means not meaningful.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenue

Revenue decreased by $42.8 million, or 1.8%, from $2,341.1 million for the year ended December 31, 2013 to $2,298.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, revenue increased by 7.7% driven primarily by a strong performance in Brazil and the Americas, largely offsetting the reduction in EMEA. Revenue in Brazil and the Americas, combined, increased 10.5% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 4.4%, driven primarily by a strong performance in the Americas, in particular, in Chile due to the finalization of the implementation of a new business model, in Peru as a result of the increase in offshore business from Argentina, in addition to price adjustments in Argentina. This positive performance in the Americas largely offset the reduction in EMEA caused by the adverse Telefónica situation in the Spanish telecom sector. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 10.8% due to the strong double digit growth in all regions. As of the end of the year, non-Telefónica revenue represented 53% of total revenue, an increase of 2 percentage points over the prior year. We have continued to increase our revenue diversification from Telefónica with significant customer wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. Strong growth in the Americas was driven by Peru, Colombia, Mexico and Argentina. In EMEA lower revenues with Telefónica were partially offset by a healthy performance in the non-Telefónica sector driven by higher activity with existing clients, in addition to new clients wins.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2013 and December 31, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
Brazil	1,206.1	51.5	1,184.8	51.6	(1.8)	7.5
Americas	772.7	33.0	779.4	33.9	0.9	15.3
EMEA	363.1	15.5	334.8	14.6	(7.8)	(7.7)
Other and eliminations(1)	(0.8)	—	(0.7)	(0.1)	(12.5)	(50.0)

Total	2,341.1	100.0	2,298.3	100.0	(1.8)	7.7

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2013 and December 31, 2014 was $1,206.1 million and $1,184.8 million, respectively. Revenue decreased in Brazil by $21.3 million, or 1.8%. Excluding the foreign-exchange impact, revenue increased by 7.5% over this period. Excluding the impact of foreign exchange, revenue from Telefónica increased by 2.8%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 11.0% over this period, mainly due to volume growth and the introduction of new services with existing clients, driven by the financial sector, in addition to significant customer wins in the telecom sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the year ended December 31, 2013 and December 31, 2014 was $772.7 million and $779.4 million, respectively. Revenue increased in the Americas by $6.7 million, or 0.9%. Excluding the impact of foreign exchange, revenue increased by 15.3%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 19.2% over this period, with strong performance across the region and in particular in Chile due to the positive impact of the implementation of the new business model with Telefónica and in Peru due to the increase in offshore business from Argentina. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 11.7%, with strong growth in most markets supported by new and existing clients, particularly in Peru, Colombia, Mexico and Argentina, driven by increased pricing.

EMEA

Revenue in EMEA for the year ended December 31, 2013 and December 31, 2014 was $363.1 million and $334.8 million, respectively. Revenue decreased in EMEA by $28.3 million, or 7.8%. Excluding the foreign exchange impact, revenue decreased by 7.7%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 14.8% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 6.8%, excluding the impact of foreign exchange, principally due to higher activity with existing clients, in addition to new clients wins.

Other operating income

Other operating income increased by $0.2 million, from $4.4 million for the year ended December 31, 2013 to $4.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, other operating income increased by 8.7% principally due to subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million).

Total operating expenses

Total operating expenses increased by $9.9 million, or 0.4%, from $2,241.4 million for the year ended December 31, 2013 to $2,251.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses increased by 9.7%. As a percentage of revenue, operating expenses constituted 95.7% and 98.0% for the year ended December 31, 2013 and 2014, respectively. This increase was principally due to the impairment charges recognized, an increase in employee benefit expenses due to restructuring costs and other operating expenses incurred as a result of the IPO process. Adjusting for these items, operating expenses as a percentage of revenues would have constituted 93.1% of revenue.

The $9.9 million increase in operating expenses during the year ended December 31, 2014 resulted from the following components:

Supplies: Supplies decreased by $10.5 million, or 9.1%, from $115.3 million for the year ended December 31, 2013 to $104.8 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, supplies expense increased by 0.2%. The increase was principally caused by growth in Brazil and Mexico as well as a reclassification of costs previously booked as Other operating expenses and now booked as Supplies; these costs were partially offset by a decrease in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 4.9% and 4.6% for the year ended December 31, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $7.1 million, or 0.4%, from $1,643.5 million for the year ended December 31, 2013 to $1,636.4 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 9.3%. This increase in employee benefits expenses was principally due to restructuring expenses incurred in Spain, Argentina and Chile. This increase was partially offset by operational efficiencies generated. Adjusting for restructuring expenses of $26.7 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 7.7%. As a percentage of our revenue, employee benefits expenses constituted 70.2% and 71.2% for the year ended December 31, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefits expenses as a percentage of revenue would have constituted 69.7% and 70.0% for the year ended December 31, 2013 and 2014, respectively.

Depreciation and amortization: Depreciation and amortization expense decreased by $9.2 million, or 7.1%, from $129.0 million for the year ended December 31, 2013 to $119.8 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 0.3%, principally due to the lower carrying amount of customer relationship intangible assets, as a result of the impairment test performed in June 30, 2014.

Changes in trade provisions: Changes in trade provisions totaled a positive figure of $1.7 million for the year ended December 31, 2014, a decrease of $0.3 million over the year ended December 31, 2013. This decrease was principally due to the collection, in 2013, of some receivables that had previously been impaired. As a percentage of revenue, changes in trade provisions constituted 0.1% and 0.1% for the year ended December 31, 2013 and 2014.

Other operating expenses: Other operating expenses increased by $4.6 million, or 1.3%, from $355.6 million for the year ended December 31, 2013 to $360.2 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, other operating expenses increased by 9.2%, principally due to financing and IPO fees incurred during the IPO process and a reclassification from suppliers to other operating expenses. As a percentage of revenue, other operating expenses constituted 15.2% and 15.7% for the year ended December 31, 2013 and 2014, respectively.

Impairment charges: Asset impairment for the year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. For the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairments relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million.

As of June 30, 2014, we performed an impairment test on the carrying amount of customer-relationship intangible assets, goodwill and property, plant and equipment, as a result of the amendment to the MSA which impacted the amount of expected revenue and also in consideration of the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $27.7 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.7 million of goodwill in the Czech Republic were recognized during the year ended December 31, 2014, as a result of this impairment test.

Brazil

Total operating expenses in Brazil decreased by $32.0 million, or 2.9%, from $1,113.6 million for the year ended December 31, 2013 to $1,081.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 6.3%, which was slightly below revenue growth. Operating expenses as a percentage of revenue decreased from 92.3% to 91.3%. The decrease in operating expenses in Brazil as a percentage of sales was principally due to cost efficiencies achieved from our margin transformation programs in addition to higher costs incurred in 2013 as a result of the ramp-up of new Telefónica services.

Americas

Total operating expenses in the Americas increased by $13.0 million, or 1.8%, from $705.9 million for the year ended December 31, 2013 to $718.9 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.7%, in line with the increase in revenues. Operating expenses as a percentage of revenue increased from 91.4% to 92.2% in the year ended December 31, 2014, mainly explained by the restructuring costs incurred in 2014. Excluding this impact, operating expenses as a percentage of revenue would have been 91.2%.

EMEA

Total operating expenses in EMEA increased by $16.6 million, or 4.5%, from $365.2 million for the year ended December 31, 2013 to $381.8 million for the year ended December 31, 2014. Operating expenses as a percentage of revenue increased from 100.6% to 114.0%. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 4.7%. The increase in operating expenses in EMEA in the year ended December 31, 2014 was primarily attributable to impairment charges and restructuring costs. Excluding the impact of these two effects amounting to $49.1 million, operating expenses as a percentage of revenue would have reached 99.4%.

Operating profit

Operating profit decreased by $17.8 million, or 17.0%, from $105.0 million for the year ended December 31, 2013 to $87.2 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit decreased by 1.3%. Operating profit margin decreased from 4.5% for the year ended December 31, 2013 to 3.8% for the year ended December 31, 2014, due to the negative impact of costs incurred in connection with the IPO ($51.9 million), recognized impairments in EMEA ($32.5 million) and restructuring costs ($26.7 million), partially offset by the positive impact of the MSA penalty fee (equivalent to $34.5 million). Excluding these impacts, operating profit margin for the year ended December 31, 2014, would have amounted to 7.1%, driven mainly by the operational improvements in most of the markets as a result of the implementation of our strategic initiatives, growth in Chile after the implementation of the new business model with Telefónica during 2013 and costs related to the introduction of new services with Telefónica in Brazil incurred during the first half of 2013.

Brazil

Operating profit in Brazil increased by $8.7 million, or 9.2%, from $94.8 million for the year ended December 31, 2013 to $103.5 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit increased by 19.3% in 2014. Operating profit margin in Brazil increased from 7.9% for the year ended December 31, 2013 to 8.7% for the year ended December 31, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies achieved, partially offset by the ramp-up of services with new clients.

Americas

Operating profit in the Americas decreased by $3.3 million, or 4.9%, from $67.6 million for the year ended December 31, 2013 to $64.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit in Americas increased by 5.5% in 2014. Operating profit margin in the Americas decreased from 8.7% for the year ended December 31, 2013 to 8.2% for the year ended December 31, 2014. The decrease in operating profit in the Americas was principally attributed to restructuring costs incurred in Argentina, Chile and Peru. Excluding this impact, operating profit margin would have reached 9.3%.

EMEA

Operating profit in EMEA decreased by $45.5 million, from a loss of $0.1 million for the year ended December 31, 2013 to a loss of $45.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $45.7 million in 2014. The operating profit margin in EMEA decreased from a loss of 0.0% for the year ended December 31, 2013 to a loss of 13.6% for the year ended December 31, 2014, principally as a result of the recognized impairment charge ($32.5 million) discussed above and the restructuring costs incurred ($16.6 million). Excluding these impacts operating profit margin would have increased by 1.0%.

Finance income

Finance income increased by $40.5 million, from $17.8 million for the year ended December 31, 2013 to $58.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, finance income increased by $42.9 million during the year ended December 31, 2014. This increase was principally due to higher unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes and on interest rate swaps associated with Brazilian Debentures, and higher finance income in Brazil.

Finance costs

Finance costs increased by $0.6 million, or 0.4%, from $135.1 million for the year ended December 31, 2013 to $135.7 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, finance costs increased by 5.8% during the year ended December 31, 2014. This increase was principally due to a full period of finance costs incurred on the 7.375% Senior Secured Notes. These impacts were partially offset by lower unrealized losses mainly related to cross-currency swaps associated with the 7.375% Senior Secured Notes.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $50.0 million, from a gain of $16.6 million for the year ended December 31, 2013 to a loss of $33.4 million for the year ended December 31, 2014. This decrease was principally due to net foreign exchange loss resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax expense

Income tax benefit/(expense) for the year ended December 31, 2013 and December 31, 2014 was an expense of $8.3 million and $18.5 million, respectively, increasing by $10.2 million during the year ended December 31, 2014. Excluding the impact of foreign exchange, income tax expense increased by $14.2 million. Higher tax expenses are primarily attributed to non-deductible expenses incurred in connection with the IPO and write-off of existing tax credits mainly as a result of corporate tax rate changes in Spain. The aggregated effective tax rate for the year ended December 31, 2014 is distorted because of the contribution of losses in the holding companies to our profit before tax and the tax effect of the impairment charges. Adjusting for this effect, the average effective tax rate for the year ended December 31, 2014 would have been 39.5%, while the average effective tax rate of the year ended December 31, 2013 would have been 30.0%.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2013 and December 31, 2014 was a loss of $4.0 million and $42.1 million, respectively, as a result of the factors discussed above.

EBITDA and adjusted EBITDA

EBITDA decreased by $27.0 million, or 11.5%, from $234.0 million for the year ended December 31, 2013 to $207.0 million for the year ended December 31, 2014. Adjusted EBITDA increased by $11.3 million, or 3.8%, from $295.1 million for the year ended December 31, 2013 to $306.4 million for the year ended December 31, 2014. The difference between EBITDA and adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Item 3A. Selected Financial Data” for a reconciliation of EBITDA and adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 0.8% and adjusted EBITDA increased by 13.7% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity with Telefónica in EMEA.

Brazil

EBITDA in Brazil increased by $8.1 million, or 5.4%, from $150.7 million for the year ended December 31, 2013 to $158.8 million for the year ended December 31, 2014. Adjusted EBITDA in Brazil increased by $11.0 million, or 6.8%, from $161.1 million for the year ended December 31, 2013 to $172.1 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 15.3% and 16.9%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the strong growth in revenue with existing clients and the capture of new clients, as well as operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas decreased by $8.1 million, or 7.0%, from $115.3 million for the year ended December 31, 2013 to $107.2 million for the year ended December 31, 2014. Adjusted EBITDA in the Americas decreased by $0.7 million, or 0.6%, from $118.4 million for the year ended December 31, 2013 to $117.7 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased during the year ended December 31, 2014 by 2.2% and 10.7%, respectively. The increase in Adjusted EBITDA was primarily attributed to strong growth achieved in the region, mainly in Argentina, Chile and Peru. Adjusted EBITDA margin grew at a slower pace than revenue, as a result of higher recruiting and training costs to ramp-up the offshore business from Telefónica Argentina to Peru. On the other side, Chile was positively impacted by the finalization of the implementation of the new business model with Telefónica.

EMEA

EBITDA in EMEA decreased by $49.4 million, from a gain of $24.3 million for the year ended December 31, 2013 to a loss of $25.1 million for the year ended December 31, 2014. Adjusted EBITDA in EMEA decreased by $0.3 million, from $26.7 million for the year ended December 31, 2013 to $26.4 million for the year ended December 31, 2014. The decrease in Adjusted EBITDA, during the year ended December 31, 2014 was principally due to a reduction in Telefónica volumes in Spain which implied an oversized structure before the execution of the restructuring process in the year ended December 31, 2014.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $24.3 million, or 1.0%, from $2,316.8 million for the year ended December 31, 2012 to $2,341.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, revenue increased by 7.5%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 4.7%, driven primarily by strong performance in Brazil and the Americas, which was partially offset by adverse macro-economic conditions in Spain. Revenue from non-Telefónica clients increased by 10.3%, excluding the impact of foreign exchange, principally due to strong market growth in Brazil and the Americas and contract wins with existing and new customers.

The following chart sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2012 and December 31, 2013 and as a percentage of total revenue and the percentage change between periods and net of foreign exchange effects.

	For the year ended December 31,
	Non-IFRS Aggregated (unaudited)
($ in millions, except percentage changes)	2012	(%)	2013	(%)	Change (%)	Change excluding FX (%)
	(unaudited)
Brazil	1,213.1	52.4	1,206.1	51.5	(0.6)	9.6
Americas	726.2	31.3	772.7	33.0	6.4	11.6
EMEA	378.5	16.3	363.1	15.5	(4.1)	(7.0)
Other and eliminations(1)	(1.0)	—	(0.8)	—	(20.0)	N.M.

Total	2,316.8	100.0	2,341.1	100.0	1.0	7.5

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2012 and December 31, 2013 was $1,213.1 million and $1,206.1 million, respectively. Revenue decreased in Brazil by $7.0 million, or 0.6%. Excluding the impact of foreign exchange, revenue increased by 9.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 9.9%, principally due to increases in the price of our services, volume growth in existing services, and the introduction of new services. Revenue from non-Telefónica clients increased by 9.4%, excluding the impact of foreign exchange, principally attributable to price increases, volume growth in existing services, the introduction of new services, primarily in the financial sector, and new customers in the telecommunications and financial sectors.

Americas

Revenue in the Americas for the years ended December 31, 2012 and December 31, 2013 was $726.2 million and $772.7 million, respectively. Revenue increased in the Americas by $46.5 million, or 6.4%. Excluding the impact of foreign exchange, revenue increased by 11.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 8.5%, with solid performance in most markets, which was partially offset by a decrease in revenue in Chile as a result of the implementation of the new service delivery model by Telefónica during 2012 and 2013. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 14.8% with a strong performance across all markets.

EMEA

Revenue in EMEA for the years ended December 31, 2012 and December 31, 2013 was $378.5 million and $363.1 million, respectively. Revenue decreased in EMEA by $15.4 million, or 4.1%. Excluding the impact of foreign exchange, revenue decreased by 7.0%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies decreased by 10.8% principally due to a decrease in volume of sales in Spain, driven by adverse macro-economic conditions. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 1.7% driven by the expansion of multi-sector private clients.

Other operating income

Other operating income increased by $0.7 million, or 18.9%, from $3.7 million for the year ended December 31, 2012 to $4.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating income increased by 21.6%, principally due to income derived from insurance recovery in Brazil.

Total operating expenses

Total operating expenses increased by $42.3 million, or 1.9%, from $2,199.1 million for the year ended December 31, 2012 to $2,241.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses increased by 8.1%, principally due to increases in employee benefit expenses and to greater depreciation and amortization expense. As a percentage of revenue, operating expenses constituted 94.9% and 95.7% for the years ended December 31, 2012 and 2013, respectively. The $42.3 million increase in operating expenses resulted from the following components:

Supplies: Supplies increased by $1.4 million, or 1.2%, from $113.9 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, supplies expense increased by 6.8%, principally as a result of general growth in our business. As a percentage of revenue, supplies constituted 4.9% for each of the years ended December 31, 2012 and 2013.

Employee benefits expenses: Employee benefits expenses increased by $34.0 million, or 2.1%, from $1,609.5 million for the year ended December 31, 2012 to $1,643.5 million for the year ended December 31, 2013. As a percentage of our revenue, employee benefits expenses constituted 69.5% and 70.2% for the years ended December 31, 2012 and December 31, 2013, respectively. Excluding the impact of foreign exchange, employee benefits expenses increased by 8.5%. Adjusting for restructuring expenses between 2013 and 2012 of $12.8 million and $8.6 million, respectively, and the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain, employee benefits expenses increased by 7.5% in constant currency, which was broadly in line with the increase in revenue. This increase in employee benefits expenses was principally due to the growth of our business, as we increased the average number of employees from 150,248 in 2012 to 155,832 in 2013, an increase of 3.7%, as well as the cost of higher wages.

Depreciation and amortization: Depreciation and amortization expense increased by $43.4 million, or 50.7%, from $85.6 million for the year ended December 31, 2012 to $129.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 57.0%, principally due to a $40.7 million increase in amortization charges derived from the recognition of customer-relationship intangible assets in connection with the Acquisition.

Changes in trade provisions: Changes in trade provisions improved by $13.1 million, from a negative change of $11.1 million for the year ended December 31, 2012 to positive change of $2.0 million for the year ended December 31, 2013, principally due to improved collections on receivables we had previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.5% and (0.1)% for the years ended December 31, 2012 and 2013, respectively.

Other operating expenses: Other operating expenses decreased by $23.4 million, or 6.2%, from $379.0 million for the year ended December 31, 2012 to $355.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating expenses decreased by 0.6%, principally due to (i) expenses recorded in 2012 related to the Acquisition, which amounted to $62.6 million and did not recur in 2013; (ii) general cost efficiencies and savings in most of the countries in which we operate; and (iii) their being offset by integration-related costs, including consultancy and professional fees, associated with the change of ownership of the Atento Group, amounting to $27.9 million. We had $124.6 million in expenses for operating leases for the year ended December 31, 2012 as compared to $118.3 million in expenses for operating leases for the year ended December 31, 2013. As a percentage of revenue, other operating expenses constituted 16.4% and 15.2% for the years ended December 31, 2012 and 2013, respectively.

Brazil

Total operating expenses in Brazil increased by $3.8 million, or 0.3%, from $1,109.8 million for the year ended December 31, 2012 to $1,113.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 10.6%. Operating expenses as a percentage of revenue in Brazil increased from 91.5% to 92.3%. This increase was principally due to increased amortization charges derived from the recognition of customer relationship intangible assets in connection with the Acquisition by approximately $18.9 million or 1.6% of revenues.

Americas

Total operating expenses in the Americas increased $50.9 million, or 7.8%, from $655.0 million for the year ended December 31, 2012 to $705.9 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 12.9%. Operating expenses as a percentage of revenue increased in the Americas from 90.2% to 91.4%. The increase in operating expenses as a percentage of revenue in the Americas was principally due to an increase in the amortization charges of $12.2 million derived from the recognition of customer relationship intangible assets in connection with the Acquisition. This increase in 2013 was partially offset by the severance payments of senior management in Mexico incurred, which amounted to $2.2 million in 2012 and did not recur during 2013.

EMEA

Total operating expenses in EMEA increased by $17.0 million, or 4.9%, from $348.2 million for the year ended December 31, 2012 to $365.2 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 1.7%. Operating expenses as a percentage of revenue in EMEA increased from 92.0% to 100.6% as a result of declining revenues mainly in Spain with Telefónica and increase in amortization of intangibles of $9.5 million. Excluding this impact, operating expenses as a percentage of revenue in EMEA represented 98.0%.

Operating profit

Operating profit decreased by $16.4 million, or 13.5%, from $121.4 million for the year ended December 31, 2012 to $105.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 1.2%. As a percentage of revenue, the operating profit margin decreased from 5.2% for the year ended December 31, 2012 to 4.5% for the year ended December 31, 2013; this was primarily driven by increased amortization charges of $40.7 million which were derived from the recognition of customer-relationship intangible assets in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 6.2%, driven mainly by a continued focus on reducing fixed costs and expenses which were recorded in 2012 in relation to the Acquisition and which did not recur in 2013; although these were partially offset by our integration costs in 2013.

Brazil

Operating profit in Brazil decreased by $8.7 million, or 8.4%, from $103.5 million for the year ended December 31, 2012 to $94.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit increased by 1.0%. Operating profit margin in Brazil decreased from 8.5% for the year ended December 31, 2012 to 7.9% for the year ended December 31, 2013. The decrease in operating profit margin in Brazil was principally due to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 9.4% in 2013.

Americas

Operating profit in the Americas decreased by $6.8 million, or 9.1%, from $74.4 million for the year ended December 31, 2012 to $67.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit in the Americas decreased by 4.6%. Operating profit margin in the Americas decreased from 10.2% for the year ended December 31, 2012 to 8.7% for the year ended December 31, 2013. The decrease in operating profit margin in Americas was principally attributable to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, the operating profit margin would have increased to 10.3% in 2013, in line with 2012’s operating profit margin.

EMEA

Operating profit in EMEA decreased by $32.4 million, or 100.3%, from $32.3 million for the year ended December 31, 2012 to $0.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 100.3%. Operating profit margin in EMEA decreased from 8.5% for the year ended December 31, 2012 to no margin for the year ended December 31, 2013. The decrease in operating profit in EMEA was principally due to the decrease in the volume of sales to Telefónica due to adverse macroeconomic conditions in Spain and the increased amortization charges associated with the client-portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, the operating profit margin in 2013 would have decreased to 2.6%.

Finance income

Finance income increased by $3.6 million, or 25.4%, from $14.2 million for the year ended December 31, 2012 to $17.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, finance income increased by 32.4%. This increase is principally due to an increase in cash, deposits and short term financial investments.

Finance costs

Finance costs increased by $102.9 million, from $32.2 million for the year ended December 31, 2012 to $135.1 million for the year ended December 31, 2013. This increase was principally due to higher interest costs in connection with the Acquisition related financings and changes in the fair value of hedge instruments.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $17.6 million, from a loss of $1.0 million for the year ended December 31, 2012 to a gain of $16.6 million for the year ended December 31, 2013. This increase was principally due to exchange gains from liabilities denominated in foreign currency held by certain intermediate holding companies as a result of the depreciation of these currencies against the U.S. dollar.

Income tax expense

Income tax expense for the years ended December 31, 2012 and December 31, 2013 was $68.8 million and $8.3 million, respectively, decreasing by $60.5 million, or 87.9%. Excluding the impact of foreign exchange, income tax expense decreased by 82.7% primarily as a result of the tax deductibility of goodwill amortization in Brazil and interest expenses. The aggregate effective tax rate in both 2013 and 2012 is distorted because of the contribution of losses in the holding companies to our profit before tax. Adjusting for this effect, the aggregate rate excluding the Group’s holding companies in 2013 was 30% compared to 33% for the year ended December 31, 2012.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2012 and December 31, 2013 was $33.6 million and $(4.0) million, respectively. Excluding the impact of foreign exchange, the profit margin decreased from 1.5% in 2012 to 0.1% in 2013 as a result of the factors discussed above.

EBITDA and adjusted EBITDA

EBITDA increased by $27.0 million, or 13.0%, from $207.0 million for the year ended December 31, 2012 to $234.0 million for the year ended December 31, 2013. Adjusted EBITDA increased by $27.0 million, or 10.1%, from $268.1 million for the year ended December 31, 2012 to $295.1 million for the year ended December 31, 2013. Additionally, the increase in EBITDA in 2013 was higher than in 2012, as a result of a decrease in Acquisition and integration related costs from $62.6 million in 2012 to $29.3 million in 2013. The difference between EBITDA and adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. The Company’s adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items which are not related to our core results of operations. See the “Item 3A. Selected Financial Data” section for reconciliation of EBITDA and adjusted EBITDA to profit/(loss). Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 22.9% and 16.9%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the growth in revenue and cost efficiencies in many of the countries in which we operate.

Brazil

EBITDA in Brazil increased by $8.0 million, or 5.6%, from $142.7 million for the year ended December 31, 2012 to $150.7 million for the year ended December 31, 2013. Adjusted EBITDA in Brazil increased by $16.0 million, or 11.0%, from $145.1 million for the year ended December 31, 2012 to $161.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 16.5% and 21.4%, respectively. The increase in EBITDA was principally due to the growth in revenue.

Americas

EBITDA in Americas increased by $8.6 million, or 8.1%, from $106.7 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Adjusted EBITDA in Americas increased by $5.0 million, or 4.4%, from $113.4 million for the year ended December 31, 2012 to $118.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 11.7% and 7.8%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the growth in revenue and cost efficiencies. Additionally, the growth in EBITDA in 2013 was positively influenced by the decrease in costs related to the Acquisition.

EMEA

EBITDA in EMEA decreased by $21.5 million, or 46.9%, from $45.8 million for the year ended December 31, 2012 to $24.3 million for the year ended December 31, 2013. Adjusted EBITDA in EMEA decreased by $8.6 million, or 24.4%, from $35.3 million for the year ended December 31, 2012 to $26.7 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA decreased by 48.7% and 26.6%, respectively. The decrease in EBITDA is principally due to the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the negotiation over the collective bargaining agreement in Spain, which did not recur in 2013, as well as a reduced work volume with Telefónica.

B.	Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flows from our operating and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flows from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. We have ample liquidity: (i) as at December 31, 2013, the total amount of credit available to us was €50 million ($69 million) under our Revolving Credit Facility, which remains undrawn as at December 31, 2014. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $213.5 million, of which $13.7 million is located in Argentina and subject to restrictions on our ability to transfer them out of the country; (ii) as at December 31, 2014, the total amount of credit available to us was €50 million ($60.7 million) under our Revolving Credit Facility, which remains undrawn as at December 31, 2014. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $238.3 million as of December 31, 2014, of which $8.0 million (approximately than 3% of the total) is located in Argentina and subject to restrictions on our ability to transfer them out of the country.

However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are in turn subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

As of December 31, 2014, our outstanding debt amounted to $653.3 million, which includes $300.3 million of our 7.375% Senior Secured Notes due 2020, $245.9 million equivalent amount of Brazilian Debentures, $36.4 million of CVIs, $9.0 million of finance lease payables, $61.3 million of financing provided by BNDES, and $0.4 million of other bank borrowings.

During the year ended December 31, 2014 we drew down BRL161.5 million (equivalent to $60.8 million) under our credit agreement with BNDES. On May 30, 2014, Midco issued PECs for an aggregate amount of €64.1 million (equivalent to $87.3 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note. In addition, the MSA with Telefónica was amended and Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $30.9 million for the year ended December 31, 2014). We, in turn, used this amount to partially prepay the Vendor Loan Notes due to Telefónica. We prepaid BRL34.4 million, BRL45.0 million and BRL80.0 million, respectively (equivalent to $15.5 million, $20.4 million and $33.1 million, respectively) of the Brazilian Debentures. Finally, the Company, in connection with the IPO completed the following operations: on October 3, 2014, capitalized the Preferred Equity Certificates for a total amount of €460.1 million (approximately $575.9 million), and on October 7, 2014, repaid the entire outstanding amount under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million).

For the year ended December 31, 2014, our cash flow used for debt service totaled $283.7 million, which included voluntary prepayments of our Brazilian Debentures of BRL34.4 million (equivalent to $15.5 million) on May 12, 2014, BRL45.0 million (equivalent to $20.4 million) on June 26, 2014, and BRL80.0 million (equivalent to $33.1 million) on August 28, 2014, voluntary prepayments of our Vendor Loan Note of €64.1 million (equivalent to $87.3 million) on May 30, 2014, and €23.3 million (equivalent to $29.5 million) on October 7, 2014, and interest payments of $96.5 million. Also, during the year ended December 31, 2014, our net cash flows from operating activities totaled $135.3 million, which includes interest paid of $96.5 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $231.8 million. Cash flow used to service our debt represented 122.4% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, our cash flow related to interest payment and mandatory debt repayment represented 43.1% of the cash flows from operating activities (before considering the effect of the payment of interest).

Cash Flow

As of December 31, 2014, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $238.3 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	Predecessor		Non-IFRS Aggregated
($ in millions)	As of and for the period from Jan 1 – Nov 30,	As of and for the period from Dec 1 – Dec 31,	For the year ended December 31,	For the year ended December 31,
	2012	2012	2012	2013	2014
			(unaudited)
Cash provided by/(used in) operating activities	163.6	(68.3)	95.3	99.6	135.3
Cash used in investing activities	(118.7)	(846.1)	(964.8)	(123.4)	(149.8)
Cash provided by/(used in) financing activities	(75.0)	1,109.6	1,034.6	31.2	38.8
Effect of changes in exchanges rates	(2.2)	5.1	2.9	5.8	(26.4)
Net increase (decrease) in cash and cash equivalents	(32.3)	200.3	168.0	13.2	(2.1)

Cash Provided by Operating Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by operating activities was $135.3 million for the year ended December 31, 2014 compared to $99.6 million for the year ended December 31, 2013. The increase in net cash provided by operating activities resulted from an overall improvement in working capital performance and also due to lower taxes paid.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities was $99.6 million for the year ended December 31, 2013 compared to $95.3 million for the year ended December 31, 2012. Net cash provided by operating activities was stable, as growth in the business was offset by higher interest payments in connection with certain debt facilities we entered into in 2012 in connection with the Acquisition of Atento by funds associated with Bain Capital Partners L.L.C.

Cash Used in Investing Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash used in investing activities was $149.8 million for the year ended December 31, 2014 compared to $123.4 million for the year ended December 31, 2013. Net cash used in investing activities for the year ended December 31, 2014 mainly include payments for capital expenditure of $117.9 million, acquisition of subsidiaries of $7.5 million, net payments for financial instruments of $26.6 million, which include of $26.6 million of net short-term financial investments in Brazil. The increase for the year ended December 31, 2014 was primarily driven by the net short-term financial investments in Brazil to protect our cash holdings in U.S. dollars.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash used in investing activities was $123.4 million for the year ended December 31, 2013 compared to $964.8 million for the year ended December 31, 2012. The decrease in 2013 was principally attributable to the impact in 2012 of the consideration of $795.4 million paid to Telefónica in relation to the Acquisition.

Cash Provided by/(Used in) Financing Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by financing activities was $38.8 million for the year ended December 31, 2014 compared to $31.2 million for the year ended December 31, 2013. The increase in net cash provided by financing activities was primarily attributable to the impact of IPO proceeds received by Atento S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net amortization of debentures and amounts drawdown under the BNDES facility.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by financing activities was $31.2 million for the year ended December 31, 2013 compared to $1,034.6 million for the year ended December 31, 2012. The decrease in net cash provided by financing activities was primarily attributable to the impact of new debt facilities entered into in 2012 in relation to the Acquisition equaling $1,107.0 million.

Free Cash Flow

Our management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flows from operating activities less capital expenditures (addition to property, plant and equipment, and intangible assets) for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	Predecessor		Non-IFRS Aggregated
($ in millions)	As of and for the period from Jan 1 – Nov 30,	As of and for the period from Dec 1 – Dec 31,	For the year ended December 31,	For the year ended December 31,
	2012	2012	2012	2013	2014
			(unaudited)
Net cash flow from operating activities	163.6	(68.3)	95.3	99.6	135.3
Capital expenditures(1)	(76.9)	(28.4)	(105.3)	(103.0)	(120.1)

Free cash flow (non-GAAP) (unaudited)	86.7	(96.7)	(10.0)	(3.4)	15.2

(1)	We define capital expenditures as the sum of additions to property, plant and equipment and the additions to intangible assets during the period presented.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Free cash flow improved by $18.6 million from negative $3.4 million for the year ended December 31, 2013 to positive $15.2 million for the year ended December 31, 2014. The improvement in free cash flow for the year ended December 31, 2014 was principally due to the increase in net cash flow from operating activities.

Free cash flow for the year ended December 31, 2014 was negatively impacted by cash outflows of $39.4 million related to financing fees and IPO costs, $15.7 million related to restructuring costs, which include Spanish headcount reduction plan cash outlay, $7.8 million related to Acquisition and integration related costs, $7.0 million related to Sponsor management fee, $1.2 million related to site relocation costs, and $1.5 million related to other costs.

Free cash flow for the year ended December 31, 2013 was (i) negatively impacted by cash outflows of $28.2 million related to Acquisition and integration related costs, $0.7 million related to restructuring costs, $8.9 million related to Sponsor management fee, and $3.9 million related to financing fees, and (ii) positively impacted by $1.1 million related to other costs.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Free cash flow improved by $6.6 million from a loss of $10.0 million for the year ended December 31, 2012 to a loss of $3.4 million for the year ended December 31, 2013. The improvement in free cash flow in 2013 was principally due to the increase in net cash flow from operating activities. Free cash flow for the year ended December 31, 2013, was negatively impacted by cash outflows of $28.2 million related to Acquisition and integration related costs, $0.7 million related to restructuring costs, $8.9 million related to sponsor management fees and $3.9 million related to financing fees. Free cash flow for the year ended December 31, 2012, was negatively impacted by cash outflows of $59.7 million related to Acquisition and integration related costs and $2.2 million related to restructuring costs.

Financing Arrangements

Description	Currency	Maturity	Interest rate	As of December 31, 2014 ($ in millions)
Senior Secured Notes(1)	USD	2020	7.375%	300.3
Brazilian Debentures(2)	BRL	2019	CDI+3.7%	245.9
BNDES	BRL	2020	7.72%*	61.3
Other bank borrowings	MAD	2016	6%	0.4
CVIs(3)	ARS	2022	N/A	36.4
Finance lease payables	BRL, COP, USD	2019	6.32%-9.89%	9.0

Total Debt				653.3

*	Average cost of debt across tranches.
(1)

Represents the principal amount of $300 million minus $9.1 million of capitalized transaction costs plus $9.4 million of accrued interest. It does not include the fair value of derivative financial liabilities related to the Senior Secured Notes, which was $1.2 million as of December 31, 2014.

(2)

Represents the principal amount of BRL915 million minus net capitalized transaction costs of BRL9.3 million, minus early prepayments of BRL 257.4 million, plus accrued interest of BRL5.0 million, which results in an outstanding amount of BRL653.2 million as of December 31, 2014, at an exchange rate of BRL2.6562 to $1.00.

(3)	Represents the fair value registered amount of ARS666.8 million CVIs at the exchange rate of ARS8.5510 to $1.00.

7.375% Senior Secured Notes Due 2020 (the “Senior Secured Notes”)

On January 29, 2013, a subsidiary of the company, Atento Luxco, issued $300.0 million aggregate principal amount of Senior Secured Notes that mature on January 29, 2020. The Senior Secured Notes are senior secured obligations of Atento Luxco and are guaranteed on a senior secured first-priority basis by Atento Luxco and certain of its subsidiaries. The Senior Secured Notes are also guaranteed on an unsecured senior basis by Atento S.A. and Midco.

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of December 31, 2014, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes.

Revolving Credit Facility

On January 28, 2013, Atento Luxco entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides for borrowings of up to €50 million ($61 million as of December 31, 2014). The Revolving Credit Facility allows for borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, bonding, documentary or stand-by letter of credit facility, a short term loan facility, a derivatives facility, and a foreign exchange facility). As at December 31, 2014, the Revolving Credit Facility remains undrawn.

The rate of interest under the Revolving Credit Facility is the percentage rate per annum which is the aggregate of (i) the applicable margin, (ii) EURIBOR or, in relation to any loan in a currency other than Euro, LIBOR or the applicable floating rate for Mexican Pesos and (iii) the mandatory cost (if any). The applicable margin is initially 4.50% per annum and is subject to a step-down based on a secured leverage ratio. In addition to paying interest on the outstanding principal amounts under the Revolving Credit Facility, we are required to pay a commitment fee of 40% of the applicable margin per annum in respect of the lenders unutilized commitments. The Revolving Credit Facility matures in July 2019.

The Revolving Credit Facility contains covenants similar to the Senior Secured Notes, which restrict (subject to the same exceptions as those in respect of the covenants relating to the Senior Secured Notes) our and our restricted subsidiaries’ ability to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. As of December 31, 2014, we were in compliance with these covenants.

There are no other financial maintenance covenants under the Revolving Credit Facility.

Brazilian Debentures

On November 22, 2012, BC Brazilco Participações, S.A. (now merged into Atento Brasil S.A.) (the “Brazilian Issuer”) entered into an indenture for the issuance of BRL915 million (equivalent to approximately $365 million) of Brazilian Debentures due December 12, 2019. The Brazilian Debentures bear interest at a rate per annum equal to the average daily rate of the One Day “over extra-group”—DI—Interfinancial Deposits (as such rate is disclosed by CETIP S.A. —Mercados Organizados (“CETIP”) in the daily release available on its web page (http://cetip.com.br)), plus a spread of 3.70%.

On March 25, 2013 and June 11, 2013, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL72 million and BRL 26 million, respectively (equivalent to approximately $35.5 million and $12.3 million, respectively).

On May 12, 2014 and June 26, 2014, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL34.4 million and BRL45.0 million, respectively (equivalent to $15.5 million and $20.4 million, respectively), of the Brazilian Debentures.

On August 28, 2014 Atento Brasil S.A, repaid, in advance of the schedule date, BRL80.0 million (equivalent to $33.1 million).

The outstanding balance at amortized cost after the early repayments as of December 31, 2014 was BRL653.2 million ($245.9 million), including accrued interest.

As of December 31, 2014, the Brazilian Debentures, after 2014 early payments, contain the following amortization schedule over the BRL915 million of Brazilian Debentures due December 12, 2019: December 11, 2016—4.9%; December 11, 2017—18.0%; December 11, 2018—21.0%; and December 11, 2019—28.0%.

Under the terms of the Brazilian Debentures, we and our subsidiaries are required to be in compliance on a consolidated basis with a net leverage covenant which is tested on a quarterly basis subject to certain cure rights.

The Brazilian Issuer must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt. We were in compliance with all covenants under the Brazilian Debentures as of December 31, 2014.

Vendor Loan Note

On December 12, 2012, Midco issued the Vendor Loan Note for an aggregate principal amount of €110.0 million (equivalent of approximately $143 million) to an affiliate of Telefónica. The Vendor Loan Note had a scheduled maturity of December 12, 2022. Interest on the Vendor Loan Note accrued at a fixed rate of 5.00% per annum, and was payable annually in arrears. Interest on the Vendor Loan Note was payable in cash, if (i) no default (or similar event) is continuing or would arise under any financing documents of the Company, as defined in the agreement governing the Vendor Loan Note, as a result of such interest payment or any distribution or payment by a subsidiary to Midco to enable Midco to make the interest payment and (ii) the Company is able to lawfully upstream funds to Midco. Any interest that was not payable in cash was capitalized and added to the principal amount outstanding under the Vendor Loan Note. Interest was payable in cash only to the extent that the borrower has received upstream payments from its subsidiaries in excess of the lesser of (A) the expenses incurred during such interest period in connection with the operation of the Company plus management and advisory fees paid to Bain Capital Partners, LLC or (B) €35.0 million (increased by 3% for each subsequent interest period on a compounding basis). Additionally, following the sale of at least 66.66% of the business and assets of the Company, Midco shall be required to use the proceeds of such sale to repay the Vendor Loan Note, subject to items (i) and (ii) above. The Vendor Loan Note did not contain any other financial maintenance covenants.

On May 16, 2014, Midco entered into an amendment letter and certain other related documentation with the VLN Lender which provided for certain amendments to be made to the Vendor Loan Note including, amongst others, changes reducing the principal amount of the Vendor Loan Note by €25.4 million (equivalent to $30.9 million for the period ended December 31, 2014). In addition, a portion of the total principal amount outstanding under the Vendor Loan Note was also reduced during the period ended December 31, 2014 with the proceeds of the issuance of the PIK Notes due 2020.

In addition, in May 30, 2014 Atalaya Luxco Midco issued €64 million of PECs (equivalent to $87 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note.

On October 7, 2014, Midco prepaid to Telefónica the entire amount outstanding under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million). As of December 31, 2014, there is no further outstanding balance.

Contingent Value Instruments

In relation to the Acquisition, two of our indirect subsidiaries, Atalaya Luxco 2, S.à.r.l., (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l., (formerly BC Luxco 3, S.à.r.l.), which own the Atento Group’s Argentinian subsidiaries, issued the Contingent Value Instruments to Atento Inversiones y Teleservicios, S.A. and Venturini S.A., which are Telefónica subsidiaries. The CVIs together have an aggregate par value of ARS666.8 million (equivalent to approximately $102.3 million). The CVIs are the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. only (and not any other members of the Company group) and are subject to mandatory (partial) repayment in the following scenarios: if in any financial year an Argentinian subsidiary has excess cash, being an amount equal to 90% of its cash in such financial year that is available to be lawfully distributed by such Argentinian subsidiary and can be settled without restriction, less: (1) the greater of: (A) a specified cash amount in respect of such Argentinian subsidiary as set out in each CVI; and (B) the amount that such Argentinian subsidiary needs in order to meet its financial obligations; and (2) an amount equal to (i) expenses incurred in distributing such excess cash (e.g. taxes and reasonable third party costs); (ii) a sale of all or substantially all of the shares or the assets of the Argentinian subsidiaries to a non-affiliated party; (iii) a sale, directly or indirectly, of all or substantially all of the shares or the assets of Atento Luxco by Bain Capital to a non-affiliated party; and (iv) a distribution, payment or repayment made by any Argentinian subsidiary to Atalaya Luxco 2, S.à.r.l. or Atalaya Luxco 3, S.à.r.l., in respect of the securities of such Argentinian subsidiary. The CVI does not contain any other financial maintenance convents. As of December 31, 2014, we were in compliance with the terms of the CVI.

The CVIs do not accrue interest and are recognized at fair value. As of December 31, 2014, the fair value of the CVIs was $36.4 million. See Note 3s “Fair value of derivatives and contingent-value instruments” to the Successor financial statements for additional information. Under the terms of each CVI, Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVIs); and (ii) December 12, 2022. During the term of the CVIs, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

The obligations under the CVIs are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

Preferred Equity Certificates

On December 3, 2012, in connection with the Acquisition, Midco authorized the issuance of three series of Preferred Equity Certificates (the “Original Luxco PECs”), which were subscribed by Topco, totaling $494.2 million as at capitalization date on October 3 ($519.6 million as of December 31, 2013). As part of the insertion of PikCo into our corporate structure (see section “Presentation of financial and other information”), on May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (together with the Original Luxco PECs, the “Luxco PECs”) which were subscribed by PikCo, totaling $81.7 million as at capitalization date on October 3. The terms of the Luxco PECs are as follows:

•

Series 1: Midco authorized the issuance of 50,000,000,000 Series 1 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest at an annual rate of 8.0309%, which capitalizes annually if not paid in cash. As of December 31, 2013 and 2012, Midco has issued 23,580,000,000 Series 1 PECs for an aggregate amount of $325.2 million and $311.1 million, respectively. The resulting interest was capitalized on December 3, 2013 totaling approximately $26.1 million. The interest accrued at December 31, 2013 totaled approximately $2.2 million. The aggregate amount of Series 1 PECs as at capitalization date of October 3, 2014, was $319.2 million. The interest accrued as at capitalization date totaled approximately $21.6 million.

•

Series 2: Midco authorized the issuance of up to 200,000 Series 2 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the profit recognized for Luxembourg generally accepted accounting practice in connection with the “Specified Assets” (meaning the investment of the Company in the Luxco 1 Series 2 PECs, as defined), less any loss recognized in connection with the Specified Assets less a proportional amount of any direct expense borne by the Company during the Accrual Period in relation to the Specified Assets and less the losses of the Company in relation to the Specified Assets during the Accrual Period, including any such losses carried forward from previous Accrual Periods, such amount then divided by the number of Series 2 PECs outstanding at that time. As at capitalization date of October 3, 2014, and December 31, 2013, Midco had issued 200,000 Series 2 PECs for an aggregate amount of $3.0 thousand. The interest accrued at capitalization date totaled approximately $3.0 million.

•

Series 3: Midco authorized the issuance of up to 25,000,000,000 Series 3 PECs with a par value of €0.01 each. These Luxco PECs mature after 60 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the “Specified Income” (meaning the sum of all income and capital gains derived by the Company from the Eligible Assets (investment by the Company in the shares of Atento Luxco) less losses of the Company carried forward less all other expenses of the Company connected to the investment in the Eligible Assets (as defined in the terms and conditions of the Series 3 PECs) for each accounting period comprised in such “Accrual Period” (as defined in the terms and conditions of the Series 3 PECs) divided by 365 (or if a leap year, 366) and, respectively in the case of each such number so ascertained, multiplied by the number of days of each such accounting period that comprised that Accrual Period, then divided by the number of Series 3 PECs outstanding at that time. As at capitalization date of October 3, 2014 Midco had issued 12,017,800,000 Series 3 PECs for an aggregate amount of $150.4 million ($165.7 million as of December 31, 2013).

•

Series 4: Midco authorized the issuance of up to 50,000,000,000 Series 4 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest at an annual rate of 5%, which capitalizes annually if not paid in cash. At capitalization date of October 3, 2014, the Company had issued 6,414,652,564 Series 4 PECs for an aggregate amount of €64.2 million, equivalent of $80.3 million. The interest accrued at capitalization date totaled approximately $1.4 million.

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in the Company (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.1 million or equivalent to $575.9 million as at capitalization date on October 3. Upon completion of the Contribution, the Luxco PECs were cancelled by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atento S.A.’s share premium account. As a result of such transfer, Midco became a direct subsidiary of Atento S.A. It was also completed a share split whereby the Company issued approximately 2,219.212 for each 1 ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction.”

The Luxco PECs were classified as subordinated debt with respect to our other present and future obligations. The table below provides a summary of Luxco PECs principal balance and their movements in 2013:

($ in millions) PECs	Maturity	December 31, 2012	Interest capitalized	Translation differences	Interest accrued	December 31, 2013
Series 1 PECs	2042	311.1	26.1	14.5	2.2	353.9
Series 2 PECs	2042	—	—	—	—	—
Series 3 PECs	2072	158.6	—	7.2	—	165.7

Total		469.7	26.1	21.6	2.2	519.6

The table below provides a summary of Luxco PECs principal balance and their movements during 2014:

($ in millions) PECs	Maturity	December 31, 2013	Issuance	Interest capitalized	Translation differences	Capitalization	December 31, 2014
Series 1 PECs	2042	353.9	—	20.7	(33.9)	(340.7)	—
Series 2 PECs	2042	0.0	—	3.2	(0.2)	(3.0)	—
Series 3 PECs	2072	165.7	—	—	(15.3)	(150.4)	—
Series 4 PECs	2044	—	87.3	1.5	(7.1)	(81.7)	—

Total		519.6	87.3	25.4	(56.5)	(575.9)	—

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL300 million (the “BNDES Credit Facility”), equivalent to $124 million. Once the debtor met certain requirements in the signed contract, the loan automatically became available for the debtor. On March 27, 2014, BNDES disbursed BRL56.6 million (equivalent to $21.3 million as of December 31, 2014) of the total facility. On April 16, 2014, BNDES disbursed BRL23.7 million (equivalent to $8.9 million as of December 31, 2014) of the total facility. On July 16, 2014, BNDES disbursed BRL0.6 million (equivalent to $0.2 million as of December 31, 2014) of the facility. On August 13, 2014, BNDES disbursed BRL80.6 million (equivalent to $30.3 million as of December 31, 2014) of the facility. As of December 31, 2014, accrued interests amounted to BRL1.6 million (equivalent to $0.6 million).

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2014, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, such as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

Other Loan Agreements

On June 28, 2011, Atento arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As of December 31, 2014, the principal loan balance was 3.2 million dirhams ($0.4 million).

Finance Leases

The Company holds the following assets under finance leases:

	As of December 31,
	2013	2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	—	—
Furniture, tools and other tangible assets	9.4	7.7
Software	—	—
Other intangible assets	—	—

Total	9.4	7.7

The assets acquired under these finance leases are located in Brazil, Colombia and Peru.

The present value of future finance lease payments is as follows:

	As of December 31,
	2013	2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Up to 1 year	5.3	4.7
Between 1 and 5 years	6.5	4.3

Total	11.9	9.0

For a description of our derivative financial instruments as of December 31, 2013 and 2014, see Note 14 to the Consolidated Financial Statements. See also “—Quantitative and Qualitative Disclosures About Market Risks—Interest Rate Risk” and “—Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk” for additional information on fair market value of certain of our derivative financial instruments.

Regarding Comment on material commitments for capital expenditures see the Note “Subsequent Events” to the Consolidated Financial Statements.

As of December 31, 2014 we were in compliance with the terms of all our covenants.

C.	Research and Development, Patents and Licenses, etc.

We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth into future market. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. Under the Berne Convention for the Protection of Literary and Artistic Works, the trademarks and copyrights noted are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2014, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

D.	Trend Information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

Continuing Trend for Further Outsourcing for CRM Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need to outsource these non-core business activities to enable companies to focus on their core competencies. The penetration within individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are two main drivers of this increase in penetration: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third party BPO providers; secondly, new clients are adopting third party solutions for these services as opposed to using in-house solutions, to take advantage of the labor arbitrage, specialist knowledge and cost efficiencies.

Growth in Our Business Directly Linked to Growth in the Businesses of Key Clients

We structure our contracts with our clients such that, while the price of our services is agreed, the volume of CRM BPO services we deliver during a particular period depends upon the performance of our clients’ business. As our current business is significantly exposed to the telecommunications and financial services sectors, our business is particularly dependent upon the continued growth of our clients’ business in those sectors. As a result, if the business of one of our key clients increases, resulting in the generation of more customer activity, our business also increases as that customer activity is outsourced to us. On the other hand, if the business of one of our key clients decreases resulting in a reduction of customer activity, our business also decreases, as less customer activity will be outsourced to us.

Development of CRM BPO Solutions

The industry is experiencing a transition towards outsourcing more complex multi-channel solutions, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross-sell our services. Our vertical industry expertise in telecommunications, financial services and multi-sector, allows us to develop tailored solutions for our clients, further embedding us into their value chain while delivering impactful business results and increasing the portion of our client’s CRM BPO services we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as our smart collections, B2B Efficient sales, Insurance Management, Credit Management and other BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward.

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which from time to time exhibits pressure on pricing for CRM BPO services. We believe that we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome based pricing and hybrid pricing models as means of making services more transparent and further driving demand for CRM BPO services. In addition, our service contracts with most of our key clients include inflation based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefits expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2014, 69% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2012, 2013 and 2014, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.5%, 99.3% and 98.9%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s users by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases and guarantees.

The following table shows the increase in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. The change in guarantees breakdown for December 2014 was principally due to guarantees granted in connection with BNDES financing, and the cancelation of a specific guarantee in Colombia in process of being renewed after client awarding. Of these guarantees, as of December 2014 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor-related procedures.

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	As of December 31,
($ in millions)	2012	2013	2014
Guarantees
Financial, labor-related, tax and rental transactions	94.8	97.4	158.5
Contractual obligations	55.9	135.8	76.5
Other	0.1	0.2	0.0

Total	150.8	233.4	235.0

F.	Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other long-term liabilities as of December 31, 2014.

	As of December 31, 2014
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	644.3	12.0	105.7	196.8	329.8
Finance Lease Obligations	9.0	4.7	3.4	0.9	—
Operating Lease Obligations	292.3	73.7	116.3	65.3	37.0
Purchase Obligations	256.1	255.5	0.6	—	—

Total Obligations(1)	1,201.7	346.0	226.0	263.0	366.8

(1)	We also have other non-current liabilities totaling $97.3 million.

Debt obligations are comprised of debentures and bonds, interest bearing loans and borrowings and CVIs (based on the fair value as of December 31, 2014; see Note 16 to the Atento’s consolidated financial statements). The debentures and bonds balance consist of the Senior Secured Notes and the Brazilian debentures, and borrowings comprising mainly Brazil Banco Nacional de Desenvolvimento Economico e Social (BNDES) Credit Facility outstanding balance as of December 31, 2014.

We enter into finance lease arrangements related to furniture, tools and other tangible assets; during 2014 we enter in a new financial leasing arrangement in Colombia. Our assets acquired under finance leases are located in Brazil, Colombia and Peru.

The operating leases where we act as leasee are mainly on premises used as call centers. These leases have various termination dates, with the latest in 2024. There were no contingent payments on operating leases recognized in the consolidated income statements for the years ended December 31, 2014. Further, at December 31, 2014, the payment commitment for the early cancellation of these leases amounts to $141.8 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

G.	Safe harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Below is a list of the names and ages (as of December 31, 2014) of Atento’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Alejandro Reynal Ample	41	Chief Executive Officer and Director
Mauricio Teles Montilha	51	Chief Financial Officer
Mª Reyes Cerezo Rodriguez Sedano	49	Legal and Regulatory Compliance Director
José Ignacio Cebollero Bueno	44	Human Resources Director
Michael Flodin	51	Operations Director
Mariano Castaños Zemborain	43	Commercial Director
Nelson Armbrust	50	Brazil Regional Director
Miguel Matey Marañón	43	North America Regional Director
Juan Enrique Gamé	54	South America Regional Director
José María Pérez Melber	43	EMEA Regional Director
Bruce Dawson	51	US Nearshore Regional Director

Name	Age	Position
Francisco Tosta Valim Filho	51	Director
Melissa Bethell	40	Director
Aurelien Vasseur	38	Director
Thomas Iannotti	58	Director
Luis Javier Castro	48	Director
Stuart Gent	43	Director
Devin O’Reilly	40	Director

Our Executive Officers

Alejandro Reynal Ample, Chief Executive Officer and Director. Mr. Reynal has served as our Chief Executive Officer since October 2011. Mr. Reynal has served as a member of our board of directors since September 2014. Prior to this appointment, he worked at Telefónica’s Headquarters as Corporate Strategy Director for the Telefónica Group and from 2008 until 2011 he served as our EMEA Regional Director. Since he joined Telefónica Group in 2000, Mr. Reynal held various executive positions within Atento. Before his time at Telefónica, he was a Director at The Coca-Cola Company and Business Development Manager for the International Division of The Gap, Inc. He holds an MBA from Harvard Business School and a Bachelor and Master of Engineering degrees from the Georgia Institute of Technology. We believe Mr. Reynal is qualified to serve on our board of directors due to his extensive experience in the CRM BPO and telecommunications industries, corporate strategic development, financial reporting and his knowledge gained from his service on the boards of various other companies.

Mauricio Teles Montilha, Chief Financial Officer. Mr. Montilha has served as our Chief Financial Officer and as a member of the Group’s Management Committee since September 2013. Prior to joining Atento, he served as the Chief Financial Officer for the satellite television company, a subsidiary of DirecTV, SKY Brazil from April 2009. Prior to joining SKY Brazil, he served as the Chief Financial Officer of the Brazilian subsidiary of the pharmaceutical company Astra Zeneca, a multinational company with operations in 45 countries. Mr. Montilha also served in leadership positions with various companies, including as Vice President of Financial Planning at Wal-Mart International and Vice President and Chief Financial Officer of Philips Latin America. Furthermore, he has held important management positions at companies including Pillsbury, Elma Chips (Pepsico Brazil), Unilever Brazil and Arthur Andersen. Mr. Montilha has a degree in accounting from Faculdade Paranaense-FACCAR and an MBA from the Armando Alvares Penteado Foundation (FAAP).

Mª Reyes Cerezo Rodriguez Sedano, Legal and Regulatory Compliance Director. Ms. Cerezo has served as our Legal and Regulatory Compliance Director since January 2008, as well as serving as the Secretary of our Board of Directors. From 2008 to 2011, Ms. Cerezo served as a member of our Board of Directors. From 2002 to 2007, Ms. Cerezo served as our General Secretary. From 1991 to 2002, Ms. Cerezo worked at Banco Santander Central Hispano. From 1999 to 2002, she was Secretary of the Board of Directors of Sistemas 4B, S.A. Ms. Cerezo has a law degree from the University of Córdoba and holds a General Management degree from IESE.

José Ignacio Cebollero Bueno, Human Resources Director. Mr. Cebollero has served as our Human Resources Director since November 2011. Prior to assuming his current post, from July 2011 to November 2011 served as our Director of Organization and Development, joining Atento as People Director, initially in Spain and then going on to head the People Area for the EMEA Region. Prior to joining Atento, Mr. Cebollero’s experience encompassed posts such as Head of Human Resources at Sedesa Construcciones and later at Construcciones CMS, Head of Human Resources for Iberia at Ahold, and Director of Human Resources at Leroy Merlín Spain. He holds a degree in Politics and Sociology from Madrid’s Universidad Complutense, a master degree in HR Management from the University of California and attended the Management Development Program at IESE.

Michael Flodin, Operations Director. Mr. Flodin has served as our Operations Director since April 2014. Mr. Flodin is a senior executive with more than 25 years of experience, having spent the 16 years prior to joining Atento as partner at Accenture’s Customer Relationship Management Practice. He has a patent pending for a Business-to-Business Customer Experience Framework and Implementation Plan, has been published in CRM Magazine, and has been keynote speaker at several major CRM conferences in North America and Brazil. He holds a Bachelor of Arts degree in psychology and a philosophy from Flagler College.

Mariano Castaños Zemborain, Commercial Director. Mr. Castaños has served as our Commercial Director since December 2013. Mr. Castaños began his professional career in Argentina in legal services. Prior to joining the Management Committee as EMEA Regional Director in September 2012, he was Country Director for Atento Spain (including three operations in Morocco, Peru and Colombia). Mr. Castaños joined Atento Argentina in 2004, initially as Sales Manager, going on to the position of Marketing and Sales Director. In 2008 he was promoted to Telefónica Account Director for Atento Spain. In 2000, he joined the Clarín Group as Business Development Manager and then became Americas Strategic Alliance Manager. Mr. Castaños holds a law degree from Universidad Católica Argentina, a master degree in Company Law from Ucema and a PDD (Management Development Programme) from IESE, Spain.

Nelson Armbrust, Brazil Regional Director. Mr. Armbrust has served as our Brazil Regional Director since May 2010. Mr. Armbrust joined Atento in 1999. From 2000 until 2009, Mr. Armbrust served in various executive posts encompassing Argentina and Uruguay, USA and Central America. In 2009, he returned to Brazil as Multisector Executive Director. Mr. Armbrust began his career in 1987 at Siemens Brazil. Mr. Armbrust holds a degree in Electronic Engineering from the Universidad Católica de Rio de Janeiro and a master degree in business administration from the University of São Paulo.

Miguel Matey Marañón, North America Regional Director. Mr. Matey has served as our North America Regional Director since September 2012 and previously served as Mexico Country Director since January 2012. Prior to this, in 2011, he served as Regional Director for Morocco, France and the Czech Republic. Mr. Matey joined Atento Spain in 2000 and in 2003 he went on to Atento’s Mexican and Central American operations as business manager. From 2004 to 2006, he headed the Business Unit in Central America and the Telefónica Business Unit in Mexico. From 2007 to 2010 he served as Business Director at Atento Spain. Mr. Matey holds a degree in Business and Economics from Madrid’s Universidad Complutense and a master degree in business administration from the IE Business School.

Juan Enrique Gamé, South America Regional Director. Mr. Gamé has served as our South America Regional Director since November 2011. He began working at Atento in 2002 as Multisector Business Director. From 2004 to 2008 Mr. Gamé was General Manager of Atento Peru and in 2010 he became Regional Manager of Atento Chile. Mr. Gamé holds a degree in Civil Industrial Engineering from the Universidad Católica de Valparaíso and an MBA and Diploma in Distribution and Logistics Management from Universidad Adolfo Ibáñez.

José María Pérez Melber, EMEA Regional Director. Mr. Melber has served as our EMEA Regional Director since March 2014. He has worked in the industry for over ten years. Prior to joining Atento, Mr. Pérez Melber served as Operations Director at Orange Spain, with direct responsibility over customer care, loyalty, retention, billing and credit management from July 2011 until February 2014. Before that, Mr. Pérez Melber worked at Transcom in 2004 as Global Manager of Tele2. In 2006, he was appointed General Director of Transcom Iberia & Latam and to the company’s Executive Committee, a position he held until 2009 when he was named General Director for Southern Europe, Latam and North Africa. Prior to his arrival at Transcom, Mr. Pérez Melber worked in marketing and customer relations within the insurance sector. Mr. Pérez Melber holds a degree in Business Administration and Insurance Sciences from Universidad Pontificia de Salamanca.

Bruce Dawson, US Nearshore Regional Director. Mr. Dawson has served as our US Nearshore Regional Director since April 2014. Mr. Dawson is a senior executive—Global BPO & Captive Operations professional with 22 years of experience leading companies with global footprints (onshore, offshore, nearshore, North America, Latin America, Europe, Asia-Pacific). Prior to joining us, Mr. Dawson served at Sitel from October 2012 to March 2014 and Stream from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a BA in Psychology from Denison University.

Our Directors

We believe that our board of directors is, and we intend that it continue to be, composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below (information with respect to Mr. Reynal, our Chief Executive Officer and a member of our board of directors, is set forth above).

Francisco Tosta Valim Filho, Director. Mr. Valim has served as a member of our board of directors since April 2014. Mr. Valim served as Chief Executive Officer of Via Varejo from August 2013 until April 2014 and of Oi S.A. from August 2011 until January 2013. From January 2008 to July 2011, Mr. Valim was the Chief Executive Officer of Experian for Latin America, Europe and the Middle East. Prior to working at Experian, he served as Chief Executive Officer of NET Serviços de Comunicação S.A. from February 2003 to January 2008, Chief Financial Officer of Oi from January 2002 to February 2003; and Vice-President and Chief Financial Officer of RBS Participações S.A. from September 1989 to December 2001. Mr. Valim holds an MBA from the Marshall School of Business—University of Southern California and a Bachelor of Arts degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) with advanced studies degrees in Finance from Fundação Getulio Vargas and Planning and Organization from UFRGS. We believe Mr. Valim’s qualifications to serve on our board of directors include his extensive experience in the telecommunications industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Melissa Bethell, Director. Ms. Bethell has served as a member of Topco’s board of directors since the consummation of the Acquisition in December 2012 and a member of our board of directors since March 2014. Ms. Bethell is a Managing Director of Bain Capital, which she joined in 1999 and relocated from Boston to London in 2000 as a member of Bain Capital’s European investment team. Prior to joining Bain Capital, Ms. Bethell worked in the Capital Markets group at Goldman, Sachs & Co., with a focus on media and technology fundraising. She received her master in business administration with distinction from Harvard Business School and a bachelor of arts degree with honors in Economics and Political Science from Stanford University. We believe Ms. Bethell’s qualifications to serve on our board of directors include her extensive experience in the telecom, media and technology industries, strategic development, financial reporting and her knowledge gained from service on the boards of various other companies.

Aurelien Vasseur, Director. Mr. Vasseur has served as a member of our board of directors since March 2014. Mr. Vasseur joined Bain Capital Luxembourg S.à.r.l. in June 2011 and is a corporate manager of the firm. Before joining Bain Capital, Mr. Vasseur was a finance auditor at Ernst & Young, Luxembourg from 2004 until May 2011. Mr. Vasseur received a master degree in management from the Ecole des Hautes Etudes Commerciales (EDHEC Business School). We believe Mr. Vasseur’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, knowledge of our business, financial reporting and his knowledge gained from service on the boards of various other companies.

Thomas Iannotti, Director. Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a BA from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Ianotti´s qualifications to serve on our board of directors include his extensive experience in the information technology industry and his deep knowledge of Latin America´s environment.

Luis Javier Castro, Director. Mr. Castro has served as a member of our board of directors since September 2014. He began his career as an associate at Bain & Company, working on strategic cases for several of the largest companies in Central America. In 1996, he was one of the founding partners of Central America’s first private equity fund, Mesoamerica Fund I, L.P. From 1998 to 2003, he was the CEO for Mesoamerica Telecom Ltd., organizing and supervising this fund—the largest private equity fund at the time in Central America. In 1998, along with three other partners, he founded Mesoamerica Investments where he continues to serve as a Managing Partner. Mr. Castro is a director of several companies, including Café OMA, Presto, Globeleq Mesoamerica Energy, among others. Mr. Castro is a member of the G-50, a select group of business leaders of the Americas, a member of the United Way Latin American Regional Committee, a member of the Central America Leadership Initiative’s board and an Aspen Institute fellow. He received an MBA from Georgetown University and a degree in science and agricultural economics from Texas A&M University. We believe Mr. Castro’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Stuart Gent, Director. Mr. Gent has served as a member of our board of directors since September 2014. Mr. Gent joined Bain Capital in 2007 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. Gent was a Managing Director of Avis UK and a member of the Avis Europe Executive Board. Previously, Mr. Gent was a Partner at Bain & Company where he worked in a variety of industries. Mr. Gent received a BSc from Bristol University in England. Mr. Gent is currently on the Board of Directors of WorldPay, Brakes Bros and EWOS. We believe Mr. Gent’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Devin O’Reilly, Director. Mr. O’Reilly has served as a member of our board of directors since September 2014. Mr. O’Reilly joined Bain Capital in 2005 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. O’Reilly was a consultant at Bain & Company where he consulted for private equity and healthcare industry clients. Previously, he spent several years in the software industry in corporate development and general management roles. Mr. O’Reilly received an MBA from The Wharton School at the University of Pennsylvania, and graduated with a BA from Princeton University. Mr. O’Reilly is currently on the Board of Directors of Bio Products Laboratory, Intermedica and Brakes Bros. We believe Mr. O’Reilly’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

B.	Compensation

Long-Term Incentive Plan

Effective as of October 2014, Atento adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan” or “the Plan”). Such incentive plan provides grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of Atento and its subsidiaries, are eligible for grants under the Plan.

On December 3, 2014 Atento granted the following:

•	A Time Restricted Stock Unit Award (“TRSU”) and;

•	A Performance Restricted Stock Unit Award (“PRSU”).

Atento’s Time Restricted Stock Unit Award (“TRSU”) is a one-time award with a two year vesting period intended to recognize the executive’s contribution in the value creation since the separation from Telefonica.

In addition, Atento has a Performance Restricted Stock Unit Award with a three years vesting period. This vesting is subject to the Company’s performance based on adjusted EBITDA growth and Total Shareholder Return. Atento’s Performance Restricted Stock Unit Award seeks to retain, attract and engage key executives aligning them with shareholders through the provision of equity and setting of strategically aligned performance measures.

In 2014, Atento distributed 1,187,323 Restricted Shared Units among their Board Directors, Chief Executive and other Executive Officers considering both awards.

Compensation of Atento’s Board Directors, Chief Executive and Other Executive Officers

Atento has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy.

This committee is also responsible for reviewing and approving: the compensation package for Atento’s Board Directors, Chief Executive and Other Executive Officers; any employment agreements and other similar arrangements between Atento and the executive officers; and the administration of stock option plans and other incentive compensation plans.

Atento’s Compensation Committee consists of Melissa Bethell, Alejandro Reynal and Stuart Gent. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all non-executive Board Director and Executive Officers for the year ended December 31, 2014 was $5.1 million.

C.	Board practices

Board of Directors Composition

Our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Our board of directors consists of eight members and it is composed by Thomas Iannotti and Luis Javier de Castro as class I directors; Stuart Gent, Alejandro Reynal and Aurélien Vasseur as class II directors and Francisco Tosta Valim Filho, Devin O´Reilly and Melissa Bethell as class III directors.

Unless revoked in accordance with the Articles of Association, the term of office of the class I directors shall expire at the first annual meeting of shareholders occurring after the date of publication of the general meeting of shareholders taken on September 29, 2014 (the “Filing Date”); the term of office of the class II directors shall expire at the second annual meeting of shareholders occurring after the Filing Date; and the term of office of the class III directors shall expire at the third annual meeting of shareholders occurring after the Filing Date.

Controlled Company and Foreign Private Issuer

Bain Capital controls a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the New York Stock Exchange standards free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our audit committee requiring it to be comprised exclusively of independent directors, and we comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frames. These rules require that our Audit Committee be composed of at least three members.

In addition to the controlled company exemptions, as a foreign private issuer, under the corporate governance standards of the New York Stock Exchange, foreign private issuers are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, Luxembourg in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of independent directors or a Compensation Committee or Nominating and Corporate Governance Committee composed entirely of independent directors.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board Committees

Our board of directors established an Audit Committee and a Compensation Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Our Audit Committee consists of Francisco Tosta Valim Filho, Devin O’Reilly, Thomas Ianotti and Melissa Bethell. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors adopted a new written charter for the Audit Committee, which is available on our corporate website at www.atento.com.

Compensation Committee. The Compensation Committee is responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) the administration of stock plans and other incentive compensation plans.

Our Compensation Committee consists of Alejandro Reynal, Melissa Bethell and Stuart Gent. Our board of directors adopted a new written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or compensation committee of any other company.

Code of Ethic

We have adopted a Code of Ethic (the “Code”) applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. We will provide any person, without charge, upon request, a copy of our Code. Such requests should be made in writing to the attention of our Legal and Regulatory Compliance Director at the following address: C/Santiago de Compostela, n. 94-9 Floor, 28035, Madrid, Spain.

D.	Employees

For the year ended December 31, 2014, our average and period end numbers of employees, excluding internships, was 154,176 and 159,681, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2012, 2013 (excluding Venezuela) and 2014 (excluding Czech Republic and Peru branch for EMEA).

	Yearly Average
	2012	2013	2014
Brazil	82,973	86,413	82,702
Americas	49,870	53,037	57,232
EMEA	17,316	16,307	14,161
Corporate	89	75	81

Total	150,248	155,832	154,176

For the year ended December 31, 2012, an average of 69.0% of our staff had permanent employment contracts as compared to an average of 74.9% as at December 31, 2013 and 74.7% as at December 31, 2014.

We believe that our people are key enablers to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing a culture that emphasizes teamwork, improvement of our processes and, most importantly, total dedication to the client. We believe that our distinctive culture is incorporated within all relationships and processes of our organization and fits within our values and goals.

Our culture is sustained by four core values (i) commitment, (ii) trust, (iii) passion and (iv) integrity. We aim to deliver growth by inspiring our people and believe that our values help us deliver on our mission to “make companies successful by guaranteeing the best customer experience for their clients.” The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles that reinforce and exemplify our core values:

•	we work as a team, understanding our clients’ needs locally but leveraging our global capabilities and scale;

•	we encourage the spirit of entrepreneurship and innovation;

•	we strive to be efficient, agile and streamlined to create value for our clients;

•	we put passion into everything we do, motivated by the desire to be better, with the ambition to achieve our goals;

•	we are disciplined financially and operationally; and

•	we are proud to build a great place to work.

As a result of that, we were named in 2014 one of the top 25 multinational companies globally to work for by Great Place to Work Institute, putting us alongside companies. Furthermore, we have received the most country-level Great Place to Work prizes in the CRM BPO industry. Because our solutions are delivered through over 154,000 of our employees, we believe that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients in-house.

Incentive Model

Atento has established an incentive model in alignment with the Company’s strategy using as the key drivers (i) the creation of shareholder value, (ii) increased growth in our business (especially with new clients), (iii) business profitability.

To pursue the delivery of our strategic goals, we periodically evaluate the contribution and development of our employees. The evaluation of our employees is performed in our annual management review, which impacts many performance management processes, including compensation reviews, training and development initiatives and mobility moves. The management review process is based on reviewing an employee’s performance, competencies and potential assessment (i.e., director, managers and leaders).

Our compensation model is principally driven by our vision and mission, organizational culture, external and internal environment, business strategy and our organizational model. These considerations are translated into a “Total Compensation Model,” under which we consider compensation, benefits, work/life balance, performance and recognition, development and career opportunities to attract, retain, engage and motivate our current and future employees. The main pillars of the model, particularly in relation to structure personnel, are job grading methodology, base salary, bonus scheme, long-term incentives, international mobility and other benefits.

Employee Training and Motivation

We focus on attracting and retaining talents. Our methodology consists in a global selection process with common phases for each profile and a consistent methodology, as well as integrated selection tools and systems with well-defined criteria in identifying desired employee profiles. This integrated approach allows us to create a consistent selection process across geographies, promoting adherence of new employees to our core values, with the ultimate goal of improving business performance.

We also developed over time motivational initiatives (Rally program) designed for the operational staff to improve results and strengthen the sense of belonging. This initiative was originally set up as an instrument for generating points of contact and relations between staff and our brand and values. The program includes a series of quarterly events involving cultural, recreational, sports and social activities that are open to all employees.

Employee Satisfaction

The level of employee satisfaction within the work environment is important to us. We participate in the “Great Place to Work” survey, held locally by the Great Place to Work Institute. The survey measures perceptions of employees about the work environment and allows for comparison against other participating companies at certain local and regional levels. In 2013, we were recognized as one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces, putting it alongside companies. Additionally, we have won numerous Great Place to Work recognitions regionally, in both South and Central America, and in the countries where we operate. In 2013, we were listed among the “Great Place to Work” companies in eleven of the fifteen countries where we operate (Brazil, Argentina, Colombia, Chile, El Salvador, Guatemala, Mexico, Peru, Puerto Rico, Spain and Uruguay). Notably, we also received the #1 Great Place to Work in Colombia for two consecutive years.

Labor/Collective Negotiation

We closely monitor the management of labor relations and it is an important element for the success of our business and results of operations.

As of December 31, 2014, we had in place collective bargaining agreements in seven countries, including Argentina, Brazil, Chile, Mexico, Peru and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2014, 83.0% of our employees were under collective bargaining agreements. See “Risk Factors—Risks Related to Our Business—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In January 2015 we agreed for all employees based in São Paulo and Rio de Janeiro a salary increase of 8.8% increase for those with minimum wage and, a 6.23% increase for all other salaried employee. We are currently negotiating salary increases in the other cities.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico DF and it is re-negotiated every year. In 2014, a 4% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 3.8% increase in the consumer price index in 2013.

In Spain, there is a collective bargaining agreement for all of the contact center companies in the country, which is negotiated through the “Asociación de Contact Center Española,” a committee comprised of representatives from five of the six largest contact center companies in Spain, of which we are one. The current collective bargaining agreement is automatically renew unless a union opposes it, requesting a change in any of the current terms.

Pension obligations

The Atento Group has arranged defined contribution pension plans for employees in Mexico and Brazil. Under defined contribution plans, the Atento Group makes a set of contributions to a pension fund and bears no legal or implicit obligation to make additional contributions if the fund fails to hold sufficient assets to pay all employees the benefits corresponding to the services rendered in the present year and in prior years.

As part of its defined contribution plans, the Atento Group makes contributions to pension insurance plans managed publically or privately, on an obligatory, contractual or voluntary basis. Once the contributions have been made, the Atento Group has no additional payment obligations. The contributions are recognized as employee benefits when accrued. Benefits paid in advance are recognized as an asset insofar as they entail a cash reimbursement or a reduction in future payments.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to voluntarily resign in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

E.	Share Ownership

In July 2013, the Shareholders of Atento Group implemented a Management Incentive Plan (the “MIP”) pursuant to which certain of the Group’s senior management are granted the opportunity to invest in the Group. The eligibility of managers to participate is determined by the remuneration committee of the company.

Managers who participate in the MIP are required to subscribe for various classes of shares in a Luxembourg special purpose vehicle that is indirectly invested in Atalaya Luxco Topco S.C.A (“Topco”), the ultimate parent company of the Group. The shares held by each MIP participant fall into two categories: ‘co-investment shares’ and ‘performance shares’. The co-investment shares effectively allow managers to participate in dividends and other distributions on a pro rata and pari passu basis with Topco’s other shareholders. The performance shares only participate in dividends and other distributions if Topco’s majority shareholder achieves certain specified returns on its investment in Topco, with the performance shares being entitled to receive a progressively larger share of all dividends and other distributions (up to a pre-determined maximum percentage) as the total proceeds received by Topco’s majority shareholder reach certain pre-agreed hurdles.

MIP participants are only entitled to hold shares for so long as they are employed by a member of the Group. In the event that a MIP participant’s employment is terminated, his/her shares can be bought back at a pre-specified price that is linked to the circumstances surrounding the termination of the relevant manager’s employment and the length of time that such manager has held his/her shares.

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to €3.0 million ($4.1 million) to Atalaya Management Luxco Investment for the purpose of acquiring an immaterial ownership interest in a related party. The management loan was capitalized in full in April 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2014 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of December 31, 2014. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9 floor, 28035, Madrid, Spain.

As of December 31, 2014, Atento had 73,619,511 ordinary shares. The table below presents certain information of December 31, 2014, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, and (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers:

Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1).	62,660,015	85.1%
Executive Officers and Directors:
Alejandro Reynal(9)	21,000	0.03%
Mauricio Montilha(9)	—	—
Reyes Cerezo(9)	—	—
Iñaki Cebollero(9)	—	—
Michael Flodin(9)	—	—
Mariano Castaños(9)	—	—
Nelson Armbrust(9)	—	—
Miguel Matey(9)	—	—
Juan Enrique Gamé(9)	—	—
José María Pérez Melber(9)	—	—
Bruce Dawson(9)	—	—
Francisco Tosta Valim Filho(2)(9)	—	—
Melissa Bethell(3)	—	—
Aurelien Vasseur(4)	—	—
Thomas Iannotti(5)	—	—
Luis Javier Castro(6)	—	—
Stuart Gent(7)	—	—
Devin O’Reilly(8)	—	—
All executive officers and directors as a group (19 persons)(9)	—	—

(1)	The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.
(2)	The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.
(3)	The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(4)	The address for Mr. Vasseur is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.
(5)	The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.
(6)	The address for Mr. Castro is c/o Mesoamerica, Plaza Tempo, Lobby B, piso 4, San José, Costa Rica.
(7)	The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(8)	The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(9)

Separately, Atalaya Management Gibco holds 959,496 shares, or 1.3% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Company held by Atalaya Management Gibco): Alejandro Reynal

(25%), Mauricio Montilha (7%), Reyes Cerezo (6%), Iñaki Cebollero (6%), Michael Flodin (4%), Mariano Castaños (7%), Nelson Armbrust (11%), Miguel Matey (6%), Juan Enrique Gamé (5%), José María Pérez Melber (4%), Bruce Dawson (3%), and Francisco Tosta Valim Vilho (7%).

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9 floor, 28035, Madrid, Spain.

The following table sets forth information as of March 12, 2015 regarding the beneficial ownership of Topco ordinary shares by:

•	each person or group who is known by us to own beneficially more than 5% of Topco’s outstanding ordinary shares;

•	each of our executive officer and directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and certain of our shareholders, see “Item 7. B. Related Party Transactions”.

	A Shares		Series 1 PECs(1)		Series 3 PECs(1)
Name	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Principal Shareholders:
Bain Capital(2)	17,706,930	88.5%	4,756,767,000	88.5%	10,730,223	88.4%
Mesoamerica BPO Ltd	1,516,324	7.6%	407,343,044	7.6%	918,877	7.6%
Executive Officers and Directors(3):
Alejandro Reynal(11)	—	—	—	—	—	—
Mauricio Montilha(11)	—	—	—	—	—	—
Reyes Cerezo(11)	—	—	—	—	—	—
Iñaki Cebollero(11)	—	—	—	—	—	—
Michael Flodin(11)	—	—	—	—	—	—
Mariano Castaños(11)	—	—	—	—	—	—
Nelson Armbrust(11)	—	—	—	—	—	—
Miguel Matey(11)	—	—	—	—	—	—
Juan Enrique Gamé(11)	—	—	—	—	—	—
José María Pérez Melber(11)	—	—	—	—	—	—
Bruce Dawson(11)	—	—	—	—	—	—
Francisco Tosta Valim Filho(4)	—	—	—	—	—	—
Melissa Bethell(5)	—	—	—	—	—	—
Aurelian Vasseur(6)	—	—	—	—	—	—
Thomas Iannotti(7)	—	—	—	—	—	—
Luis Javier Castro(8)	—	—	—	—	—	—
Stuart Gent(9)	—	—	—	—	—	—
Devin O’Reilly(10)	—	—	—	—	—	—
All executive officers and directors as a group (19 persons)(11)	—	—	—	—	—	—

(1)	Represents preferred equity certificates and equivalents issued by Topco.
(2)

Represents 8,742,886 A shares held by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Fund X”), 136,780 A shares held by BCIP Associates IV, L.P., a Cayman Islands exempted limited partnership (“BCIP IV”), 37,540 A shares held by BCIP Trust Associates IV, L.P. a Cayman Islands exempted limited partnership (“BCIP Trust IV”), 18,240 A shares held by BCIP Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP IV-B”), 4,580 A shares held by BCIP Trust Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP Trust IV-B”) and 8,766,904 A shares held by Bain Capital Europe Fund III, L.P., a Cayman Islands exempted limited partnership (“Bain Europe Fund” and, collectively with Bain Capital Fund X, BCIP IV, BCIP Trust IV, BCIP IV-B and Bain Europe Fund, the “Bain Capital Entities”). Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners X”) is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., a Cayman Islands exempted limited partnership (“Bain Capital

Partners Europe”) is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the general partner of each of Bain Capital Partners X, Bain Capital Partners Europe, BCIP IV, BCIP Trust IV, BCIP IV-B and BCIP. As a result, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(3)

Certain executive officers and directors own equity interests in Atalaya Management Luxco Investment SCA, an indirect shareholder of Topco, and the PEC and A Share ownership shown is equivalent ownership based on their investment in Atalaya Management Luxco Investment SCA.

(4)	The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.
(5)

Does not include shares held by the Bain Capital Entities. Ms. Bethell is a managing director of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(6)

Does not include shares held by the Bain Capital Entities. Mr. Vasseur is a corporate manager of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Vasseur is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

(7)	The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.
(8)

Does not include shares held by Mesoamerica. Mr. Castro is a managing director of Mesoamerica and as a result may be deemed to share in beneficial ownership of the shares held by Mesoamerica. The address for Mr. Castro is c/o Mesoamerica, Plaza Tempo, Lobby B, piso 4, San José, Costa Rica.

(9)

Does not include shares held by the Bain Capital Entities. Mr. Gent is a managing director of Bain Capital and as a result may be deemed to share in beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J8AJ, United Kingdom.

(10)

Does not include shares held by the Bain Capital Entities. Mr. O’Reilly is a managing director of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(11)

Separately, Atalaya Management Gibco also holds 481,590 C shares in Topco. Certain members of our management have an indirect equity interest in these shares including (percentages are of the C shares in Topco held by Atalaya Management Gibco): Alejandro Reynal (29%), Mauricio Montilha (9%), Reyes Cerezo (4%), Iñaki Cebollero (4%), Michael Flodin (4%), Mariano Castaños (6%), Nelson Armbrust (9%), Miguel Matey (6%), Juan Enrique Gamé (6%), José María Pérez Melber (6%), and Bruce Dawson (4%).

B.	Related Party Transactions

Bain Capital Consulting Services Agreement and Transaction Services Agreement

On December 12, 2012, Atento Spain Holdco, S.L.U., an indirect subsidiary of the Company, entered into a consulting services agreement with Bain Capital Partners, LLC, an investment adviser to certain of the Bain Capital funds, pursuant to which it agreed to provide general executive, business development and other financial advisory services to us. Pursuant to the consulting services agreement, Bain Capital Partners, LLC received an annual fee equal to the greater of €5.0 million and 3.00% of the Company’s annual EBITDA, plus reimbursement for reasonable out-of-pocket expenses.

Additionally, pursuant to a transaction services agreement between Atento Spain Holdco S.L.U. and Bain Capital Partners, LLC, dated as of December 12, 2012, it provides certain transaction-specific advisory services. Pursuant to this agreement, Atento Spain Holdco, S.L.U. paid Bain Capital Partners, LLC a transaction fee of $20.3 million in December 2012 principally related to the Acquisition, and it has agreed to pay transaction fees for advice and support relating to future transactions by us (including, without limitation, any share, asset or debt purchase, capital expenditures and refinancing of existing indebtedness) equal to 1.00% of the aggregate transaction value of each such future transaction plus any reasonable out-of-pocket expenses (including fees of any accountants, attorneys or other advisors retained by Bain Capital Partners, LLC and its affiliates) incurred in connection with the investigation, negotiation and consummation of such future transaction.

The transaction services agreement and consulting services agreements each have a one-year initial term and are thereafter subject to automatic one-year extensions unless Bain Capital Partners, LLC provides written notice of termination at least 90 days prior to the expiration of the initial term or any extension thereof. Bain Capital Partners, LLC may also terminate the agreements at any time by delivering to us written notice of termination. The agreements include customary indemnities in favor of Bain Capital Partners, LLC. The transaction services agreement and the consulting services agreement were amended on May 17, 2013.

On October 7, 2014, the parties thereof entered into a deed of termination in relation to the consulting services agreement and the transaction services agreement. In connection with such termination, Atento paid to Bain Capital Partners, LLC a termination fee of $23.0 million and a transaction fee of $1.5 million.

Our payment of fees to Bain Capital Partners, LLC in 2014 in connection with these agreements amounted to $31.5 million.

Subscription and Security holder’s Agreements

Topco, our indirect parent company, Atalaya Luxco S.à.r.l. and certain investors, including Bain Capital and certain members of our management team, entered into certain Subscription and Security holder’s Agreements. The Subscription and Security holder’s Agreements provide for each investor therein to subscribe for certain securities of Topco or its affiliates, and sets forth rights and restrictions related to the securities. Among other things, the Subscription and Security holder’s Agreements restrict the transfer of the securities by investors, other than Bain Capital, without the prior written consent of Atalaya Luxco S.à.r.l. The Subscription and Securityholder’s Agreements further provide the investors with tag along rights in the event Bain Capital transfers any of its securities. The Subscription and Securityholder’s Agreements also provide Bain Capital with a drag along right that can be imposed upon the investors in the event Bain Capital proposes to transfer its securities.

In addition, the Subscription and Securityholder’s Agreements require the investors to vote for and consent to a public offering and sale of the securities approved by Atalaya Luxco S.à.r.l.

Registration Rights Agreement

Prior to the consummation of the IPO, we entered into a registration rights agreement whereby we granted certain registration rights to PikCo, and its affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our ordinary shares held by them. In addition, we committed to file as promptly as possible after receiving a request from PikCo, a shelf registration statement registering secondary sales of our ordinary shares held by PikCo. PikCo also will have the ability to exercise certain piggyback registration rights in respect of ordinary shares held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

2014 Incentive Plan

In connection with this offering, we intend to adopt the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Management Loan

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to €3.0 million ($4.1 million) to Atalaya Management Luxco Investment for the purpose of acquiring an interest in Topco. As of December 31, 2013, the management loan had an outstanding balance of $2.4 million. The loan was converted in April 2014 into a preference share, held by Atento Spain Holdco 2, S.A.U. This preference share was redeemed in full in May 2014, the redemption price was funded by the issuance of a series of preferred equity certificates by Atalaya Management Luxco Investment to certain entities controlled by Bain Capital. The IPO proceeds received by the selling shareholder were used to redeem these preferred equity certificates.

Consulting Services and Information Rights Agreement

On October 7, 2014, Atento, S.A., Bain Capital, Ltd. and Portfolio Company Advisors Ltd. entered into a new Consulting Services and Information Rights Agreement which deems to take effect as from the termination of the consulting services agreement dated as of December 12, 2012. Among other things, the Consulting Agreement provides for the Consultants to perform certain consulting services for the benefit of the Company, including business development services, financing-related services and marketing, operations and human resources services, among others. The Consultants are entitled to reimbursement of all reasonable out-of-pocket expenses incurred by them in connection with the Consulting Agreement, including irrecoverable VAT thereon. In addition, the Consultants shall be entitled to receive from the Company such financial information regarding the Company and its affiliates as the Consultants may reasonably request, including monthly management reports and annual budgets. The Consulting Agreement includes customary indemnification provisions in favor of the Consultants and has an initial term of three years, subject to automatic annual extensions unless the parties mutually agree otherwise.

PIK Notes due 2020

On May 30, 2014, PikCo, our parent company, issued €137.5 million and $191.5 million aggregate principal amount of PIK Notes pursuant to an indenture, dated May 30, 2014, among PikCo, as issuer, Topco, the direct holding company of PikCo, as security provider, Citibank, N.A., London Branch, as trustee, security agent and paying agent, and Citigroup Global Markets Deutschland AG, as registrar, governing the Senior PIK Toggle Notes. The PIK Notes are senior secured obligations of PikCo and are not guaranteed by any party.

The PIK Notes will mature on May 30, 2020. PikCo may decide in its sole discretion to pay all or a portion of the interest payable for any interest period in cash or in kind.

The indenture governing the Senior PIK Toggle Notes contains covenants that, among other things, restrict the ability of PikCo and certain of its subsidiaries, including us, to: incur or guarantee additional indebtedness; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if PikCo sells assets (including a sale of capital stock to third parties pursuant to a public equity offering or otherwise), or experiences certain changes of control, it must offer to purchase all or a portion of the Senior PIK Toggle Notes at a price equal to par plus a premium.

A proportion of the PIK Notes were redeemed at the time of the IPO, amounting to 24,368,574.97 of the EUR tranche and 33,747,581.60 of the USD tranche.

Limitations of Liability and Indemnification Matters

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Luxembourg law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures With Respect to Related Party Transactions

We have adopted policies and procedures whereby our Audit Committee and Compliance Committee is responsible for reviewing and approving related party transactions. In addition, our Code of Ethics requires that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer is required to report any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

The table below sets out balances and transactions with ATALAYA Luxco TOPCO, S.C.A, in 2013 and 2014 (in thousand U.S. dollars):

	12/31/2013	12/31/2014
Non-current payables to Group companies	519,607	—
Atalaya Luxco Topco, S.C.A.	519,607	—

Atalaya Luxco Topco, S.C.A payables are composed of the following: (i) four series of Preferred Equity Certificates (PECs, ALPECs and PPPECs) issued by the Atalaya Luxco Topco Company and subscribed by the Company, totaling $550.2 million at October 3, 2014 ($517.4 million in 2013); (ii) interest accruing pending payment amounting to $26.0 million at October 3, 2014 ($2.2 million in 2013). The Preferred Equity Certificates which were capitalized on October 3, 2014 in connection with the IPO, for a total amount of €460.1 million (approximately $575.9 million).

The outlay for interest on these debts in 2013 was $25.4 million ($25.7 million in 2013 and $1.9 million in 2012).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB.

Legal Proceedings

We are subject to claims and lawsuits arising in the ordinary course of our business. We make provision for such claims and lawsuits in our annual financial statements to the extent that losses are deemed both probable and quantifiable. We do not believe that the outcome of any pending claims will have a material adverse effect on our business, results of operations, liquidity or financial condition.

Tax Litigation

At December 31, 2014 Atento Brasil, S.A. has 29 contentious proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (33 in 2013). The total amount of these claims is approximately $33.8 million ($47.5 million at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

At December 31, 2014 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of $8.5 million ($9.5 million in 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

Labor Litigation

Notwithstanding the foregoing, as of December 31, 2014, Atento Brazil was party to approximately 10,022 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brazil estimates that the amount involved in these claims totals $100.9 million, of which $53.9 million have been classified as probable, $39.4 million classified as possible and $5.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. Considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2014, we have recognized $53.9 million of provisions ($71.9 million as of December 31, 2013 and $71.8 million as of December 31, 2012), which corresponds to the total amount of the claims whose chances of loss have been classified as probable, and that according to our directors and in consideration of the assessment performed by our legal advisors, is a sufficient amount to cover the risk of payments likely to be made with respect to these claims. Nevertheless, there is a risk that the provisioned amount may not be sufficient to cover the actual contingency to which Atento Brazil is exposed, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In connection with these claims, Atento Brazil and its affiliates have, in accordance with local laws, deposited $35.6 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). These deposits are accounted for in Other Financial Assets. The yearly net cash contributed to the courts as judicial deposits amounted to $11.0 million in 2014, $11.7 million in 2013 and $16.0 million in 2012.

At December 31, 2014 Atento Teleservicios España S.A.U. and the rest of Spanish companies was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling $4.4 million ($2.3 million in 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2014 Atento México S.A. de C.V. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling $5.9 million ($4.8 million in 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

Provision for restructuring in Spain

On June 26, 2014, the Company communicated to the Spanish Labor Unions a headcount reduction plan in Spain (“Expediente de Regulación de Empleo”) which took into consideration a maximum number of terminations amounting to 9% (up to 672 employees) of the total headcount of Atento Teleservicios España, S.A.U. The estimated costs incurred in the personnel restructuring and other costs directly attributable to the restructuring at an amount equivalent to $13.9 million as at September 30, 2014 were accrued and recognized in “Other provisions”. As at September 30, 2014, the vast majority of total costs incurred in connection with this restructuring process ($11.5 million) had already been paid.

An appeal against this agreement was filed by a minority of the unions before the Spanish National Court, claiming that the restructuring was null and void on a number of grounds. On November 12, 2014, the court issued its decision, and rejected each of the minority unions’ claims, except with respect to the claim that there was a defect in the referendum procedure conducted by the majority unions. The court ruled that there was a defect in the majority unions’ referendum procedure, and as a result, declared the Company’s headcount reduction plan to be null and void.

The court, based on that nullity, declared that the Company must reinstate all dismissed employees and pay their salaries in full for the period from when they were dismissed until reinstatement. The employees would be required to pay back the severance payments received upon termination. On November 19, 2014, the Company appealed this decision before the Spanish Supreme Court.

On December 12, 2014, the Spanish National Court approved a settlement agreement reached between the Company’s subsidiary in Spain and all seven trade unions with representation in the legal proceedings, which provides a headcount reduction of 476 employees of the total initially proposed headcount in the collective dismissal program.

According to the agreement reached, 179 employees will be readmitted to their prior positions with the Company on the terms they had before the process began, including receiving the same salary.

This unanimous agreement and its approval by the Spanish National Court bring to an end the process and reflect the efforts of all parties involved to reach a beneficial solution for all stakeholders.

Civil Litigation

Atento Brasil, S.A. has 26 civil lawsuits ongoing for various reasons (17 in 2013). The total amount of these claims is approximately $3.2 million ($1.1 million at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

Other Litigation

There are other contingencies which are classified as possible by the Company amounting to $11.1 million.

Dividend Distributions

Although we are well capitalized and we have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our Senior Secured Notes, the Brazilian Debentures and our CVIs, and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Pursuant to our articles of incorporation, our board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. The amount to be distributed by the board of directors may not exceed the total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of Luxembourg law or of our articles of incorporation. Notwithstanding the foregoing, dividends may also be declared by a simple majority vote of our shareholders at an annual general shareholders meeting, typically but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock grant pari passu rights with respect to the payment of dividends. Any future determination to pay dividends will be subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2014.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the Security Exchange Commission (SEC) for the periods shown below.

Closing Price ATTO—Annual Basis

	U.S. dollars per Share
Year	High	Low	Closing
2014	12.96	9.43	10.45

Closing Price ATTO—Monthly Basis

	U.S. dollars per Share
2014	High	Low	Closing
October	12.96	9.43	11.74
November	12.42	10.80	11.03
December	11.50	9.65	10.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading in New York Stock Exchange

On October 1, 2014, Atento S.A. obtained registration for its ordinary shares, which began trading on the New York Stock Exchange on October 2, 2014. Under the ATTO symbol, these ordinary shares have been traded in virtually every session since the first trading day. In 2014, 19.5 million of ordinary shares were traded, representing a trading volume of $234.6 million, equivalent to a daily average of $3.7 million.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of some of the terms of our ordinary shares, based on our articles of association and the Luxembourg Corporate Law. In this section and the section entitled “Comparison of Shareholder Rights” we refer to our articles of association as amended and in effect as our “articles of association.”

The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the registration statement of which this Annual Report is a part. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this Annual Report.

General

Atento is a Luxembourg public limited liability company (société anonyme). The company’s legal name is “Atento S.A.” and was incorporated on March 5, 2014 as a Luxembourg public limited liability company (société anonyme).

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 4 rue Lou Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg.

The corporate purpose of Atento, as stated in Article 2 of our articles of association (Purpose), may be summarized as follows:

The object of Atento, is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

Atento may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as Atento.

Atento may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

Finally, Atento may carry out any commercial, industrial, financial, real estate or intellectual property or other activities which it considers useful for the accomplishment of these purposes.

Share Capital

As of December 31, 2014, our issued share capital amounts to €33,173.72, represented by 73,619,511 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

Our articles of association authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board is authorized to issue ordinary shares up to the authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association and is set at € 999,997,828.28, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders’ meeting subject to the necessary quorum and majority requirements (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”).

Under Luxembourg law, existing shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the accounting par value per ordinary share as well as by way of incorporation of available reserves (including premium).

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders register. Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholder register any transfer affected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. Entries in these registers are reflected in the shareholders’ register maintained at our registered office.

In addition, our articles of association also provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner have the same rights and obligations as ordinary shares recorded in our shareholders’ register. Furthermore, ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to the Luxembourg Corporate Law, the issuance of ordinary shares requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of articles (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”). The general meeting may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years as from the date of publication in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

Our articles of association provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-Emptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting in the Luxembourg Legal Gazette in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such pre-emptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•

prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•	only fully paid-up shares may be repurchased.

The general meeting of shareholders authorized on September 29, 2014 the board of directors to repurchase shares representing up to 20% of the issued share capital immediately after the closing of this IPO. The authorization is valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the Company under the conditions set forth in Article 49-2 of the Luxembourg Corporate Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be paid shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction).

In addition, pursuant to Luxembourg law, Atento, may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of the articles of association (See “—Voting Rights—Extraordinary General Meeting”).

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of Atento represents the entire body of shareholders of the Company.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, availability of access cards and proxy forms in order to enable shareholders to exercise their right to vote as it deems fit.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and, in the case of the second notice, at least eight days before the meeting) in the Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. Our articles of association provide that if our shares are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

A shareholder may participate in general meetings of shareholders by appointing another person as his proxy, the appointment of which shall be in writing. Our articles of association also provide that, in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the record date. Such certificates as well as any proxy forms should be submitted to us no later than three (3) business days before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders of Atento, is held at 10:00 a.m. (Central European Time) on May 31 of each year at the registered office of the Company or in any other place in Luxembourg as notified to the shareholders. If that day is a legal or banking holiday in Luxembourg, the meeting will be held on the next following business day.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one-month of the request. If the requested general meeting of shareholders is not held within one-month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders. Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders relate to proposed amendments to the articles of association and certain other limited matters.

Ordinary General Meeting

At an ordinary general meeting there is no quorum requirement and resolutions are adopted by a simple majority of votes validly cast on such resolution is sufficient. Abstentions are not considered “votes”.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of Atento, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes”.

Appointment and Removal of Directors

Members of our board of directors may be elected by simple majority of the votes cast at a general meeting of shareholders. Our articles of association provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year, and each director elected for a period of three years. Any director may be removed with or without cause by resolution at a general meeting of shareholders adopted by a simple majority of votes validly cast at the meeting.

Our articles of association provide that in case of a vacancy the board of directors may fill such vacancy. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two-thirds (2/3) of the votes cast at such extraordinary general meeting of shareholders.

Formalities

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Similarly a de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Dissolution and Liquidation

In the event of our dissolution, liquidation, or winding-up of the Company the assets remaining after allowing for the payment of all liabilities of the Company will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve, liquidate, or wind-up require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Dividend Distributions

Subject to Luxembourg law, if and when a dividend distribution is declared by the general meeting of shareholders or the board of directors in the case of interim dividend distributions, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the general meeting of shareholders may approve a dividend distribution and the board of directors may declare an interim dividend distribution, to the extent permitted by Luxembourg law.

Declared and unpaid dividend distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid dividend distributions will lapse in our favor five years after the date such dividend distribution were declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare each year annual accounts, i.e., an inventory of the assets and liabilities of Atento together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will need to be filed with the Luxembourg Registry of Trade and Companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the consolidated accounts, the auditor’s report and the management report are sent to registered shareholders at the same time as the convening notice for the annual general meeting. In addition, any registered shareholder is entitled to receive a copy of such documents free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses at the shareholders’ general meeting to questions concerning items on the agenda of that general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Atento is vested in a board of directors. Our articles of association will provide that the board must comprise at least three members.

The board meets as often as Company interests require.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be re-elected but the term of their office may not exceed 6 years. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a simple majority of votes cast at a general meeting of shareholders. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the Company and the authority to represent the Company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board may not participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of the Company’s business and that conflicts with the Company’s interest, in which case the director shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification is provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

C.	Material Contracts

We are party to a Master Service Agreement with Telefónica. For a description of the MSA see Item 4 “Information on the Company—Business Overview—Our Clients—Telefónica Group Master Service Agreement” as well as the full text of the agreement, a copy of which is attached hereto as Exhibit 4.5.

D.	Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under Atento’s Articles of Association that restrict the payment of dividends to holders of Atento shares by reason of such holders not being resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non-Luxembourg nationals to hold or vote Atento shares.

E.	Taxation

Luxembourg Tax Considerations

The following is a summary discussion of the material Luxembourg tax considerations of the acquisition, ownership and disposition of your ordinary shares that may be applicable to you if you acquire our ordinary shares.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this Annual Report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in shares of the Company other than a Luxembourg Holder.

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 43.6% in 2015 plus a 0.5% temporary tax on the gains).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follows:

•

within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 43.6% plus a 0.5% temporary tax on the gains);

•

after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2015 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption may be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

Subject to any applicable tax treaty, an individual non-Luxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of the Company, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition). If we and a U.S. relevant holder are eligible for the benefits of the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Luxembourg-U.S. Treaty”), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment or permanent representative of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the Luxembourg-U.S. treaty, we expect to be eligible for the benefits of the Luxembourg-U.S. Treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of the Company, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg are eligible for the benefits of the Luxembourg-U.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

Tax Regime Applicable to Distributions

Withholding Tax. Dividend distributions by the Company are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits, or profit reserves carried forward are recognized by the Company on a standalone basis. We or the applicable paying agent will withhold on a distribution if required by applicable law.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Luxembourg-U.S. Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a beneficial owner that owns at least 10% of our voting stock.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder has held or commits itself to continue to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or which had an acquisition price of at least €1,200,000.

Non-Luxembourg Holders

Non-Luxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

Net Wealth Tax

Luxembourg Holders. Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Atento’s website at www.atento.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: C/ Santiago de Compostela, 94 28035 Madrid—Spain or calling +34 917 407 440 or by e-mail at investor.relations@atento.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I.	Subsidiary Information

Refer to Note 3 to the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial risk factors

The Atento Group’s activities expose it to various types of financial risk: market risk (including interest rate risk, currency risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt, bearing interest at variable rates (or debt with short term maturity which is expected to be renewed), as a result of fluctuations in interest rates, and (ii) the value of non-current liabilities that bear interest at fixed rates.

At December 31, 2014 48.0% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2013 this amount was 43.2%.

The Atento Group’s finance costs are exposed to fluctuations in interest rates. In 2013 and 2014, the rate to which the Atento Group had the greatest exposure was the Brazilian CDI rate.

As of December 31, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $10.9 million, which was recorded as a financial asset. Based on our total indebtedness of $653.3 million as of December 31, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.2 million.

As of December 31, 2013, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $15.6 million, which was recorded as a financial asset. Based on our total indebtedness of $1,370.8 million as of December 31, 2013 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.8 million.

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowing into loans at fixed interest rates.

The table below shows the impact on these value of derivatives of a +/-10 basis points variation in the CDI interest rate curves.

	Thousands of U.S. dollars	Thousands of U.S. dollars
INTEREST RATE	12/31/2013	12/31/2014
FAIR VALUE	15,611	10,916
0.10%	14,817	10,434
-0.10%	16,407	11,399

Also, as described in Note 14, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flow related to the Senior Secured Notes issued in U.S. dollars.

Additionally, the Atento Group holds derivatives which are not considered as hedging instruments related to the cash flow generated in Mexican Pesos, Colombian Pesos and Peruvian Nuevos Soles.

The table below shows the impact on the value of the rest of derivatives of a +/-10 basis points variation in the interest rate curve.

	Thousands of U.S. dollars	Thousands of U.S. dollars
CROSS CURRENCY	12/31/2013	12/31/2014
FAIR VALUE	(13,277)	20,155
0.10%	(14,719)	18,939
-0.10%	(11,658)	21,487

Foreign currency risk

As at December 31, 2013 and 2014, the Atento Group entities held several borrowing and cash equivalents in currencies other than their functional currency.

The most significant exposure to foreign currency risk is derived from the U.S. dollar denominated Senior Secured Notes issued by the subsidiary Atento Luxco 1, S.A. in 2013 whose functional currency is the Euro. As indicated above, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flow related to the Senior Secured Notes issued in U.S. dollars.

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Senior Secured Notes, Finance Leases and CVIs) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statement is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group’s is provided in Note 4.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in the Americas and Brazil that are not required to pursue new, profitable business opportunities in the region. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the USD 300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($60.7 million) Revolving Credit Facility. The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

Argentinian subsidiary sit outside of these two separate ring-fenced financings, and as a result, we do not rely on cash flow from these operations to serve our Company’s debt commitments.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its trade accounts.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group. At December 31, 2014 the balance of accounts receivable with Telefónica Group amounted to $237.0 million ($302.2 million in 2013).

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a comfortable cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time required paying its debt (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16.

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium term borrowing structure, in order to be able to carry out its routine activities under normal conditions and also address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, other considerations and specifics are taken into account when determining the Atento Group’s financial structure, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures in respect of the lending institutions. Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the credit facility does impose limitations on the use of the funds, linked to compliance with a debt ratio. The contract also includes other restrictions, including: limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

The Senior Secured Notes issued in 2013 carry no limitation covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposals of assets.

As at the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net debt with third parties at December 31, 2013 and 2014 is as follow:

	As of December 31,
($ in millions)	2012	2013	2014
Debt:
7.375% Senior Secured Notes due 2020	—	297.7	300.3
Brazilian Debentures	443.0	345.9	245.9
Vendor Loan Note(1)	145.1	151.7	—
Contingent Value Instrument	52.3	43.4	36.4
Preferred Equity Certificates	471.6	519.6	—
Finance lease payables	8.7	11.9	9.0
Other borrowings	200.1	0.6	61.7

Total Debt	1,320.8	1,370.8	653.3

Preferred Equity Certificates	(471.6)	(519.6)	—

Total Debt excluding PECs	849.2	851.2	653.3

Cash and cash equivalents	(200.3)	(213.5)	(211.4)
Short term financial investments	(28.7)	—	(26.9)

Net Debt with third parties (non-GAAP) (unaudited)(2)	620.2	637.7	415.0

Adjusted EBITDA (non-GAAP) for the period (unaudited)	268.1	295.1	306.4

Net Debt with third parties/Adjusted EBITDA (non-GAAP) (unaudited)	2.3x	2.2x	1.4x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note.
(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of the IPO, our board of directors delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address the risks as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. And such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Accordingly, our Chief Executive Officer and our Chief Financial Officer believe that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Francisco Tosta Valim Filho, Devin O’Reilly, Thomas Ianotti and Melissa Bethell. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethic applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethic as of December 31, 2014 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees to the various member firms of the Ernst & Young international organization, of which Ernst & Young, S.L., auditors of the Atento Group in 2012, 2013 and 2014, amounted to $1.3 million, $1.8 million and 3.5 million, respectively.

Details of these amounts are as follows:

	Thousands of U.S. dollars
	2012	2013	2014
Audit fees(*)
Audit services	1,320	1,836	3,534

Total	1,320	1,836	3,534

(*)

Audit services: services included in this heading are mainly the audit of the annual and interim financial statements and the review of the 20-F report to be filed with the Security and Exchange Commission (SEC) and the audit services related to the IPO. These fees include amounts in respect of fully consolidated Atento Group companies.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For purposes of NYSE rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards. Set forth below is a summary of these differences:

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of eight members and we believe that two of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a compensation committee comprised of three members and we do not believe that any of the compensation committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. In addition, we are availing ourselves of certain exemptions from audit committee independence requirements for newly public companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements of Atento S.A. are filed as part of this annual report; see pages F-1 to F-81.

Combined Carve-Out Statements Financial Statements of Atalaya Luxco Midco (Predecessor) are filed as part of this annual report; see pages F-82 to F-135.

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b)	List of Exhibits

Exhibit Number	Description

1.1

Amended and Restated Articles of Association of Atento S.A., incorporated by reference to Exhibit 4.1 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015.

2.1

Indenture, dated as of January 29, 2013, by and among BC Luxco 1 S.A., the guarantors party thereto, Citibank, N.A., London Branch as Trustee and Principal Paying Agent, Citibank Global Markets Deutschland AG, as Registrar and Citibank, N.A., London Branch, as collateral agent, incorporated by reference to Exhibit 4.1 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

2.2	Form of Senior Secured Note (included in Exhibit 2.1 hereto).

2.3	Supplemental Indenture, dated as of March 2, 2015, to Indenture dated as of January 29, 2013.*

4.1

Transaction Services Agreement between Spain Holdco and Bain Capital Partners, LLC, dated December 12, 2012, incorporated by reference to Exhibit 10.1 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.2

Management Services Agreement between Spain Holdco, Mexico Holdco, Spain Holdco 2, Spain Holdco 5 and Spain Holdco 6, dated December 12, 2012, incorporated by reference to Exhibit 10.3 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.3

Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.4 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.4

Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.5 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.5

Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, incorporated by reference to Exhibit 10.6 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.**

4.6

Super Senior Revolving Credit Facilities Agreement, dated as of January 28, 2013, among BC Luxco 1 S.A., the entities and guarantors named therein and the arrangers and lenders party thereto, incorporated by reference to Exhibit 10.8 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.7

Accession Deed, dated as of February 23, 2015, among Atento S.A., Atalaya Luxco Midco S.à.r.l. and Atento Luxco 1 S.A, relating to that Super Senior Revolving Credit Agreement, dated as of January 28, 2013.*

4.8

Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.9	2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015.

4.10

Form of Performance Restricted Stock Unit Agreement. , incorporated by reference to Exhibit 4.1 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014, incorporated by reference to Exhibit 10.11 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.11	Form of Time Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.12 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.12	Registration Rights Agreement.*

4.13	Consulting Services and Information Rights Agreement.*

Exhibit Number	Description

4.14

Form of Directors and Officers Indemnification Agreement, incorporated by reference to Exhibit 10.15 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

8.1	List of subsidiaries of Atento S.A.*

11.1	Code of ethics*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young, S.L., independent registered public accounting firm.*

*	Filed herewith.
**

Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 31, 2015

	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Atento S.A.

We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements income, comprehensive income, changes in equity and cash flows for the one-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atento S.A. and subsidiaries at December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for the one-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young, S.L.

/s/ Carlos Hidalgo Andrés

Madrid, Spain

March 31, 2015

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2013	2014
NON-CURRENT ASSETS		1,071,381	942,140

Intangible assets	Note 6	392,777	293,078
Goodwill	Note 7	197,739	169,471
Property, plant and equipment	Note 9	231,603	237,196
Non-current financial assets		69,323	92,258
Trade and other receivables	Note 13	72	10,503
Other receivables from public administrations	Note 20	—	4,851
Other non-current financial assets	Note 12	53,812	44,639
Derivative financial instruments	Note 14	15,439	32,265
Deferred tax assets	Note 20	179,939	150,137

CURRENT ASSETS		770,799	715,761

Trade and other receivables		553,026	475,759
Trade and other receivables	Note 13	521,286	451,394
Current income tax receivables	Note 20	12,962	13,603
Other receivables from public administrations	Note 20	18,778	10,762
Other current financial assets		4,282	28,562
Other financial assets	Note 12	1,425	28,562
Derivative financial instruments	Note 14	2,857	—
Cash and cash equivalents	Note 15	213,491	211,440

TOTAL ASSETS		1,842,180	1,657,901

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2013	2014
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(133,966)	464,866

Share capital	Note 19	—	48
Net investment/ Share premium	Note 19	2,579	639,435
Retained earnings	Note 19	(60,659)	(102,811)
Translation differences	Note 19	(77,513)	(71,750)
Cash flow hedge	Note 19	1,627	(640)
Stock-based compensation	Note 19	—	584

NON-CURRENT LIABILITIES		1,591,287	818,205

Deferred tax liabilities	Note 20	119,282	83,132
Interest-bearing debt	Note 17	833,984	636,549
Non-current payables to Group companies	Notes 17 and 26	519,607	—
Derivative financial instruments	Note 14	15,962	1,193
Non-current provisions	Note 21	99,062	94,774
Non-current non trade payables	Note 18	1,441	961
Other non-current payables to public administrations	Note 20	1,949	1,596

CURRENT LIABILITIES		384,859	374,830

Interest-bearing debt	Note 17	17,128	16,761
Trade and other payables		353,213	339,560
Trade payables	Note 18	109,897	105,766
Current income tax payable	Note 20	7,582	7,351
Other current payables to public administrations	Note 20	74,983	74,516
Other non-trade payables	Note 18	160,751	151,927
Current provisions	Note 21	14,518	18,509

TOTAL EQUITY AND LIABILITIES		1,842,180	1,657,901

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED INCOME STATEMENTS

For the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

	Notes	December 1 to December 31, 2012	For the year ended December 31,
			2013	2014
Revenue	Note 22a)	190,875	2,341,115	2,298,324
Other operating income	Note 22b)	1,814	4,367	4,579
Own work capitalized		—	948	475
Supplies	Note 22c)	(8,367)	(115,340)	(104,808)
Employee benefit expenses	Note 22d)	(126,707)	(1,643,497)	(1,636,373)
Depreciation and amortization	Note 22e)	(7,500)	(128,975)	(119,820)
Changes in trade provisions		2,792	2,026	1,665
Other operating expenses	Note 22f)	(95,351)	(355,670)	(360,192)
Other gains	Note 8	—	—	35,092
Impairment charges	Notes 6 and 7	—	—	(31,792)

OPERATING PROFIT/(LOSS)		(42,444)	104,974	87,150

Finance income	Note 22 g)	2,595	17,793	58,288
Finance costs	Note 22 g)	(8,663)	(135,074)	(135,694)
Net foreign exchange gains/(loss)	Note 22 g)	24	16,614	(33,363)

NET FINANCE EXPENSE		(6,044)	(100,667)	(110,769)

PROFIT/(LOSS) BEFORE TAX		(48,488)	4,307	(23,619)

Income tax expenses	Note 20	(8,132)	(8,346)	(18,533)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(56,620)	(4,039)	(42,152)

Basic result per share (per U.S. dollars)	Note 24	(0.82)	(0.06)	(0.61)

Diluted result per share (per U.S. dollars)	Note 24	(0.82)	(0.06)	(0.61)

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

	December 1 to December 31,	For the year ended December 31,
	2012	2013	2014
Loss for the period	(56,620)	(4,039)	(42,152)

Other comprehensive income/(loss):
Items that will not be reclassified to profit and loss	(13)	—	—
Items that may subsequently be reclassified to profit and loss
Cash flow hedges	—	4,628	(3,863)
Tax effect (Note 20)	—	(3,001)	1,596
Translation differences	21,328	(98,841)	5,763

Other comprehensive income/(loss), net of taxes	21,315	(97,214)	3,496

Total consolidated comprehensive loss	(35,305)	(101,253)	(38,656)

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As at December 31, 2012, 2013 AND 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

	Share capital	Net investment/ Share premium	Retained earnings	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance as at December 1, 2012	—	2,592	—	—	—	—	2,592

Comprehensive income/(loss) for the period	—	(13)	(56,620)	21,328	—	—	(35,305)
Loss for the period	—	—	(56,620)	—	—	—	(56,620)
Other comprehensive income/(loss)	—	(13)	—	21,328	—	—	21,315

Balance as at December 31, 2012	—	2,579	(56,620)	21,328	—	—	(32,713)

Balance as at January 1, 2013	—	2,579	(56,620)	21,328	—	—	(32,713)

Comprehensive income/(loss) for the period	—	—	(4,039)	(98,841)	1,627	—	(101,253)
Loss for the period	—	—	(4,039)	—	—	—	(4,039)
Other comprehensive income/(loss)	—	—	—	(98,841)	1,627	—	(97,214)

Balance as at December 31, 2013	—	2,579	(60,659)	(77,513)	1,627	—	(133,966)

Balance as at January 1, 2014	—	2,579	(60,659)	(77,513)	1,627	—	(133,966)

Capital Increase	45	—	—	—	—	—	45
Comprehensive income/(loss) for the period	—	—	(42,152)	5,763	(2,267)	—	(38,656)
Loss for the period	—	—	(42,152)	—	—	—	(42,152)
Other comprehensive income/(loss)	—	—	—	5,763	(2,267)	—	3,496
Capitalization of PECs (Note 1 and 26)	—	576,224	—	—	—	—	576,224
Stock-based compensation (Note 19d)	—	—	—	—	—	584	584
IPO Proceeds, gross	3	72,290	—	—	—	—	72,293
IPO costs	—	(1,288)	—	—	—	—	(1,288)
Other movements	—	(10,370)	—	—	—	—	(10,370)

Balance as at December 31, 2014	48	639,435	(102,811)	(71,750)	(640)	584	464,866

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOW

For the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

	Note	December 1 to December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
Operating activities
Profit/(loss) before tax		(48,488)	4,307	(23,619)
Adjustments to profit/(loss):
Amortization and depreciation	Note 22e)	7,500	128,976	119,820
Impairment allowances		(2,792)	(2,026)	30,127
Change in provisions		9,372	23,638	30,728
Grants released to income		(809)	(1,702)	—
Gains/(losses) on disposal of fixed assets		—	1,160	828
Gains/(losses) on disposal of financial assets		—	—	(60)
Finance income	Note 22g)	(2,595)	(10,832)	(17,326)
Finance expenses		8,663	116,474	122,063
Net exchange differences	Note 22g)	(24)	(16,614)	33,363
Changes in fair value of financial instruments		—	11,579	(27,272)
Own work capitalized		—	—	(475)
Other (gains)/losses		—	—	(36,380)

		19,315	250,653	255,416
Changes in working capital:
Changes in trade and other receivables		59,574	41,628	82,576
Changes in trade and other payables		(71,906)	(67,909)	(15,661)
Other assets (payables)	Note 21	(8,025)	(20,742)	(43,837)

		(20,357)	(47,023)	23,078
Other cash flow from operating activities
Interest paid		(3,340)	(63,269)	(96,497)
Interest received		2,521	5,476	23,991
Income tax paid		(6,467)	(30,750)	(18,986)
Other payments		(11,467)	(19,795)	(28,088)

		(18,753)	(108,338)	(119,580)

Net cash flow from/(used in) operating activities		(68,283)	99,599	135,295

Investment activities
Payments for acquisition of intangible assets		(3,313)	(13,551)	(21,835)
Payments for acquisition of property, plant and equipment		(12,904)	(115,223)	(96,017)
Acquisition of subsidiaries	Note 5	(795,363)	(13,284)	(7,460)
Payments for financial instruments		(34,548)	(14,829)	(93,192)
Disposals of intangible assets		—	755	93
Disposals of property, plant and equipment		—	—	774
Proceeds from sale of financial instruments		—	32,731	66,562
Proceeds from sale of subsidiaries		—	—	1,237

Net cash flow from/(used in) investment activities		(846,128)	(123,401)	(149,838)

Financing activities
Proceeds from common stock	Note 1	2,626	—	72,293
Proceeds from borrowing from third parties		637,688	280,709	68,630
Proceeds from borrowing from group companies		469,314	—	85,080
Repayment of borrowing from third parties		—	(200,723)	(187,167)
Repayment of borrowing from group companies		—	(48,765)	—

Net cash flow from/(used in) financing activities		1,109,628	31,221	38,836

Exchange differences		5,094	5,761	(26,344)

Net increase/(decrease) in cash and cash equivalents		200,311	13,180	(2,051)

Cash and cash equivalents at beginning of period		—	200,311	213,491

Cash and cash equivalents at end of period		200,311	213,491	211,440

The accompanying Notes 1 to 29 are part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014

(In thousands of U.S. Dollars, unless otherwise indicated)

1) ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. Until that time, the Company had been idle and the consolidated Atento Group did not exist. For this reason, these consolidated financial statements are presented since December 1, 2012, date the Atento Group was incorporated.

Note 3t contains a list of the companies which make up the Atento Group, as well as pertinent information thereon.

The mayority direct shareholder of the Company is a firm incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on NYSE since October 3, 2014

(b) Atento S.A. reorganization transaction

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of Preferred Equity Certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of Preferred Equity Certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (referred to, together with the Original Luxco PECs, as the “Luxco PECs”.

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.0 million (approx. 576.2 million of U.S. dollars as at the capitalization date on October 3). Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atento S.A.’s share premium account. As a result of this transfer, Midco became a direct subsidiary of Atento S.A. A share split was also carried out, whereby Atento S.A. issued 2,219.212 ordinary shares for each 1 ordinary share outstanding. This entire process is collectively referred to as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of the IPO, Atento S.A. issued 4,819,511 new ordinary shares without nominal value at a price to the public of $15.00 per share, representing proceeds of 72,293 thousand U.S. dollars. Giving effect to the completion of the IPO, Atento S.A. has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

Pursuant to the Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

The net proceeds of the IPO, together with cash on hand, were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica in connection with the Acquisition, of which €23.3 million (29.5 million U.S. dollars at the exchange rate prevailing as at October 7, 2014) and to pay fees and expenses incurred in connection with the IPO, including fees payable to Bain Capital Partners, LLC (“Bain”), totaling 24.5 million U.S. dollars.

(c) Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. has entered into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with the Italian company COMDATA S.P.A., the impacts of the transaction were immaterials. This divestment was not considered as a discontinued operation under the IFRS 5 because it is not a relevant geographical area. The consolidation of this operation was until November 30, 2014.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

As described in Note 1, Atento S.A. was incorporated as legal entity and as Group (Atento S.A. and subsidiaries) in 2014 due to the Reorganization Transaction and the IPO described in Note 1. Pursuant to the

Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of Midco’s operations as if Atento S.A. always would have been operating. The consolidated financial statements of Midco were substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Incorporation of Atento S.A. (Floatco) has been considered a common control transaction, applying the pooling of interest method and therefore:

a)	Assets and liabilities of the combining entities (Atento S.A. and the Consolidated FS of Midco) have been reflected at their carrying amounts.

b)	No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the combination.

c)	No new goodwill has been recognized as a result of the combination.

d)	The income statement reflects the results of the combining entities for the full year (Atento S.A. and Midco Consolidated financials), irrespective of when the combination took place.

e)	Impacts equity as long as the share capital of Atento S.A. shall be reflected.

Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

The consolidated financial statements have been prepared by Management on the basis of the accounting records of Atento S.A. and its Group companies.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and IFRIC interpretations prevailing at December 31, 2014. The consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments and Contingent Value Instruments, which have been measured at fair value.

The consolidated financial statements have been issued by the Board and Audit Committee of the Company, Atento S.A. in Luxembourg on March 24, 2015. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments.

The preparation of financial statements under IFRS as issued by the IASB requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group’s accounting policies. Note 3s discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The figures in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated income statement, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flow, and the notes thereto are expressed in thousands of U.S. dollars, unless otherwise indicated.

These consolidated financial statements reflect the classification of companies in the TOPCO and subsidiaries group as Group companies, while separately identifying the pertinent balances and transactions of these companies from the remaining receivables, payables, income, expenses, proceeds and payments.

b) Comparative information

Although the figures for the years ended December 31, 2013 and 2014 correspond to a full year of activity for the Atento Group, the figures for 2012, shown for comparative purposes, represent the period in which the Atento Group began its activity, from December 1 to December 31, 2012. Accordingly, the figures for 2013 and 2014 are not fully comparable with those for 2012.

c) Consolidated statement of cash flow

The consolidated statement of cash flow has been prepared using the indirect method pursuant to IAS 7 “Statement of Cash Flow”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3 b. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statement of cash flow to reconcile cash and cash equivalents at the beginning of the period and at period-end.

3) ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below. Except where otherwise indicated, these policies have been applied on a consistent basis for all periods shown in the statements.

a) Subsidiaries, business combinations and goodwill

Subsidiaries include all companies in which Atento Group is able to control financial and operating policies, a position which is generally accompanied by an ownership interest entitling it to more than half of the voting rights. To determine whether Atento Group controls another company, the existence and effect of potential voting rights that are currently exercisable or convertible are taken into account. In cases where Atento Group does not hold more than 50% of the voting rights, but is able to guide the financial and operating policies of a given investee, an assessment is carried out to determine whether control exists.

Subsidiaries are consolidated from the date in which their control is transferred to Atento Group, and they are desconsolidated from the date in that control ceases.

Atento Group applies the acquisition method when recognizing business combinations. The consideration given for the acquisition of a subsidiary is understood to correspond to the fair value of the assets transferred, the liabilities assumed vis-à-vis the former owners of the acquiree, and any equity instruments therein issued by Atento Group. The consideration given includes the fair value of any asset or liability resulting from any contingent consideration agreement.

Any contingent consideration to be transferred by Atento Group is recognized at its fair value as at the acquisition date. Subsequent changes in the fair value of any contingent consideration deemed an asset or a liability are recognized in the income statement or as a change in other comprehensive income, in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Contingent consideration classified as equity is not remeasured, and any subsequent settlement thereof is also recognized in equity. Costs related to the acquisition are recognized as expenses in the year in which they are incurred.

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are initially measured at fair value as at the acquisition date.

Goodwill is initially measured as any excess of the total consideration received over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized in the income statement.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes in circumstances indicating potential impairment.

As part of this impairment testing, the goodwill acquired in a business combination is assigned to each cash-generating unit, or group of cash-generating units, that is expected to benefit from the synergies arising in the business combination.

The carrying amount of the assets allocated to each cash generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the income statement, and may not be reversed (see Section h).

b) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entities operate (‘the functional currency’). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c) Foreign currency translation

The results and financial position of all Atento Group entities (none of which uses the currency of an inflationary economy) whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

•	Statement of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date

•

Income statement items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions)

•

Proceeds and payments shown on the statement of cash flow are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions)

•	Retained earnings are translated at historical exchange rates

•	All resulting exchange differences are recognized in other comprehensive income

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income.

d) Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being re-measured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income, such as qualifying as cash flow hedges.

e) Segment information

Segment information is presented in accordance with the internal information provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer (“CEO”) responsible for strategic decisions.

The chief operating decision maker considers the business from a geographical perspective and analyzes it across three operational segments—EMEA, Americas and Brazil. Note 23 shows detailed information by segment.

f) Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as at the acquisition date.

The acquisition cost comprises the purchase price, import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

The amortization charge on intangible assets is recognized in the consolidated income statement under “Depreciation and amortization”.

Amortization methods and schedules are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

The customer base is stated at cost and amortized on a straight line basis over its useful life, which has been estimated to be between seven and twelve years. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations indicated in Note 5.

Software

Software is measured at cost and amortized on a straight line basis over its useful life, generally estimated to be between three and five years. The cost of maintaining software is expensed as incurred.

Development costs directly attributable to the design and creation of software trails that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

•	It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.

•	Management intends to complete the asset for use or sale.

•	The Group has the capacity to use or sell the asset.

•	It is possible to show evidence of how the intangible asset will generate probable future economic benefits.

•	Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.

•	The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs and an appropriate percentage of overheads.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. Expenditure for an intangible asset that is initially recognized within expenses for the period may not be subsequently recognized as intangible assets.

Capitalized software development costs are amortized over their estimated useful lives, which normally does not exceed three years.

Intellectual property

Amounts paid to acquire or use intellectual property are recognized under “Intellectual property”. Intellectual property is amortized on a straight line basis over its useful life, estimated at ten years.

Other intangible assets

Other intangible assets are amortized on a straight line basis over their useful lives, which range from four to ten years.

g) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses. Land is not depreciated.

Property, plant and equipment acquired in a business combination are initially measured at their fair value as at the acquisition date.

The acquisition costs comprise the purchase price, import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

Acquisition costs also include, where appropriate, the initial estimates of decommissioning, withdrawal and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the income statement. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist (see Section h).

The depreciation charge for items of property, plant and equipment is recognized in the consolidated income statement under “Depreciation and amortization”.

Depreciation is calculated on a straight line basis over the useful life of the asset applying individual rates to each asset, which are reviewed at the end of each reporting period. For assets acquired through a business combination, the Atento Group decided to maintain their previous useful lives.

The useful lives generally used by the Atento Group are as follow:

Years of useful life
Owned buildings and leasehold improvements	5 – 40
Plant and equipment	3 – 6
Furniture	4 – 10
Data processing equipment	1 – 5
Vehicles	7
Other property, plant and equipment	5 – 8

h) Impairment of non-current assets

The Atento Group assesses as at each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the income statement. Future depreciation/amortization charges are adjusted to reflect the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units).

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years, and the projections in year five and beyond are modeled based on an estimated constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. This reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Upon initial recognition, the Atento Group classifies its financial assets into one of four categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. These classifications are reviewed at the end of each reporting period and modified where applicable.

The Atento Group has classified all of its financial assets as loans and receivables, except for derivative financial instruments.

All purchases and sales of financial assets are recognized on the statement of financial position on the transaction date, i.e. when the commitment is made to purchase or sell the asset.

A financial asset is fully or partially derecognized from the statement of financial position only when:

1. The rights to receive cash flow from the asset have expired.

2. The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or

3. The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all of the risks and rewards of the asset.

Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.

Loans and receivables include fixed-maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the income statement.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the income statement is measured as the difference between the carrying amount and the present value of estimated future cash flow (without taking into account future losses), discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated income statement.

Trade receivables

Trade receivables are amounts due from customers for the sale of goods or services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

Trade receivables are recognized at the original invoice amount. An impairment provision is recorded when there is objective evidence of collection risk. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flow relating to short term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Financial liabilities

Interest-bearing debt (Borrowing)

Interest-bearing debt is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered to be non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled or matures.

When the conditions agreed for a financial liability or part thereof are substantially modified, this modification is treated as a derecognition of the original liability and the recognition of a new liability. Conditions are considered substantially different when there is more than a 10% difference between the present value of cash flows discounted under the new terms using the original effective interest rate, including any commission paid net of any commission received, and the present discounted value of the cash flows remaining on the original financial liability. When an exchange of debt instruments or a modification of the conditions thereof is recorded as an extinction, the costs or commission incurred are recognized as part of the gains or losses on the extinction. When an exchange of debt instruments or a modification of conditions thereof is not recorded as an extinction, the costs and commission will adjust the carrying amount of the liability and be amortized throughout the remaining life of the modified liability.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values as at the date on which they are contractually arranged. The fair value is reassessed at each reporting date.

The accounting treatment of any gains or losses resulting from changes in the fair value of a derivative instrument qualifies as a hedge and, where applicable, the nature of the hedge relationship.

The Atento Group designates certain derivatives as cash flow hedges.

At the inception of the hedge, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months, otherwise it is classified as a current asset or liability.

Cash flow hedges

The effective portion of the fair value of derivatives designated and classified as cash flow hedges is recognized in equity. Gains or losses in respect of the ineffective portion are taken to the income statement as incurred.

Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument matures or is sold, or when the requirements for hedge accounting are no longer met, any gain or loss accumulated in equity up until that moment remains in equity until the forecast transaction is definitively recognized in the income statement.

Derivatives which are not considered as hedging instruments

Variations in the fair value of derivative financial instruments that are not considered as hedging derivatives are recorded in the income statement.

k) Share capital

The ordinary shares of the Company are classified in equity (Note 19).

Incremental costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

Whenever any Group company acquires shares in the Company (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from the equity attributable to the equity holders of the Company until the shares are cancelled, newly issued or sold. When these shares are subsequently reissued, all amounts received, net of any directly attributable incremental transaction costs and the corresponding income tax effects, are included in the equity attributable to the equity holders of the Company.

l) Grants received

Government grants are recognized as “Deferred income” under “Other non-trade payables” within the statement of financial position when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. The grants are released to income as “Operating grants”, classified under “Other operating income,” in the income statement in equal amounts over the useful life of the assets financed. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant to the costs that it is intended to compensate.

m) Provisions

Provisions are recognized when the Atento Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring include penalties for the cancellation of leases and other contracts, as well as employee termination payments. Provisions are not recognized for future operating losses.

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is taken to the income statement, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation. Any increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are acquired for consideration as part of a business combination.

n) Employee benefits

Pension obligations

The Atento Group has arranged defined contribution pension plans for employees in Mexico and Brazil. Under defined contribution plans, the Atento Group pays fixed contributions to pension insurance plans managed publically or privately, on an obligatory, contractual or voluntary basis. The Atento Group has no legal or implicit obligation to make further contributions if the fund fails to hold sufficient assets to pay all employees the benefits corresponding to the services rendered in the present year and in prior years. The contributions are recognized as employee benefits when accrued. Benefits paid in advance are recognized as an asset insofar as they entail a cash reimbursement or a reduction in future payments.

Management Incentive Plan

In 2013, the shareholders of the Atento Group have established a management incentive plan as described in Note 26.

Share-based payments

Atento S.A. operates a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. will settle these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but so far only two types of restricted stock units (“RSUs”) have been granted to selected employees on December 3, 2014.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

•	Including any market performance conditions (for example, an entity’s share price)

•

Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period) and

•	Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period of time).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. will issue new shares or buy them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cash-settled transaction.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

o) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates.

Deferred taxes are calculated based on an analysis of the statement of financial position, in consideration of temporary differences generated from differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, goodwill and non-deductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a business combination.

Furthermore, deferred tax assets arise from unused tax credits and tax loss carryforwards.

The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized when the timing of the reversal can be controlled by the parent company, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

p) Revenue and expenses

Revenue and expenses are recognized on the income statement on an accruals basis, i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

Revenue is measured at the fair value of the consideration received or to be received, and represents the amounts to be collected for goods or services sold, net of discounts, returns and value added tax. Revenue is recognized when the income can be reliably measured, when it is probable that the Group will receive a future economic benefit, and when certain conditions are met for each Group activity carried out.

Sales of services are recognized in the accounting period in which the services are rendered, with reference to the percentage completion, when the revenue and costs of the services contract, as well as the stage of completion thereof, can be reliably estimated, and it is probable that the related receivables will be recovered. When one or more of these service contract elements cannot be reliably estimated, revenue from the sale of services are recognized only up to the amount of contract costs incurred the recovery of which is deemed to be probable.

The Atento Group obtains revenue mainly from the provision of customer services, recognizing the revenue when the teleoperation occurs (based on the stage of completion of the service provided) or when certain contact center consulting work is carried out.

Expenses are recognized in the income statement on an accruals basis, i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Atento Group’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated income statement when incurred and classified in accordance with their nature.

q) Interest income and expenses

Interest expenses incurred in the construction of any qualified asset is capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenditure is expensed in the year in which it is incurred.

Interest income is recognized using the effective interest method. When a loan or a receivable has been impaired, the carrying amount is reduced to the recoverable amount, discounting the estimated future cash flow at the instrument’s original effective interest rate and recognizing the discount as a decrease in interest income. Interest income on impaired loans is recognized when the cash is collected or on the basis of the recovery of the costs when the loan is secured.

r) Leases (as lessee)

Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

The Atento Group rents certain properties. Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item are treated as finance leases. Finance leases are capitalized as an asset at the inception of the lease period and classified according to their nature. The related debt is recorded at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments are proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the income statement over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

s) Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related breakdowns.

Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

At the date of preparation of these consolidated financial statements, no relevant changes are forecast in the estimates. As a result, no significant adjustments in the values of the assets and liabilities recognized at December 31, 2013 and 2014 are expected.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related consolidated income statement.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follow:

Revenue recognition

The Atento Group recognizes revenue on an accruals basis during the period in which the services are rendered, with reference to the stage of completion of the specific transaction, and assessed on the basis of the actual service provided as a proportion of the total services to be provided, as described in Note 3p above. Recognizing service revenue with reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as is practical, the Atento Group applies its past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 20).

The Atento Group has recognized tax credits corresponding to losses carried forward since, based on internal projections, it is probable there will be future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, taking into account all available information as at the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information would be provided in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 21).

Fair value of derivatives and contingent-value instruments

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates on loans received. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Discounted cash flow analyses are used to analyze the fair value of the contingent-value instruments (“CVIs”). The fair value of the CVIs is based upon discounted cash flow analyses, for which the determination of fair value requires significant management judgment or estimation and results in a higher degree of financial statement volatility.

t) Consolidation method

All subsidiaries are fully consolidated. Intra-group income and expenses are eliminated on consolidation, as are all receivables and payables between Group companies. Gains and losses arising on intra-group transactions are also eliminated. Where necessary, the accounting policies of subsidiaries have been brought into line with those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2012, 2013 and 2014 are as follow:

Name	Registered address	Line of business	Functional currency	% interest	Holding company
Atalaya Luxco Midco, S.à.r.l	Luxembourg	Holding company	EUR	100	Atento S.A.

Atento Luxco 1 S.A	Luxembourg	Holding company	EUR	100	Atalaya Luxco Midco, S.à.r.l

Atalaya Luxco 2. S.à.r.l	Luxembourg	Holding company	EUR	100	Atento Luxco 1. S.A.

Atalaya Luxco 3. S.à.r.l	Luxembourg	Holding company	EUR	100	Atento Luxco 1. S.A.

Atento Argentina. S.A(1)	Buenos Aires (Argentina)	Operation of call centers	ARS	90 10	Atalaya Luxco 2. S.à.r.l. Atalaya Luxco 3. S.à.r.l.

Global Rossolimo. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.

Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Luxco 1. S.A.

Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.

Atento Spain Holdco 2. S.A.U(2)	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco 6. S.L.U.

Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	EUR	100	Atento Spain Holdco 2. S.A.U.

Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España S.A.U.

Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	EUR	100	Atento Teleservicios España S.A.U.

Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España. S.A.U.

Atento Maroc. S.A	Casablanca (Morocco)	Operation of call centers	MAD	99.9991	Atento Teleservicios España S.A.U.

Atento B V	Amsterdam (Netherlands)	Holding company	EUR	100	Atento Spain Holdco 2. S.A.U.

Teleatento del Perú. S.A.C(3)	Lima (Peru)	Operation of call centers	PEN	83.3333 (Class A) 16.6667 (Class B)	Atento B.V. Atento Holding Chile. S.A.

Name	Registered address	Line of business	Functional currency	% interest	Holding company
Woknal. S.A	Montevideo (Uruguay)	Operation of call centers	UYU	100	Atento B.V.

Atento Colombia. S.A	Bogotá DC (Colombia)	Operation of call centers	COP	94.97871	Atento B.V.
				0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
				0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
				5.004270	Atento Teleservicios España. S.A.U.
				0.00424	Atento Teleservicios España. S.A.U.

Atento Holding Chile. S.A	Santiago de Chile (Chile)	Holding company	CLP	99.9999	Atento B.V.

Atento Chile. S.A	Santiago de Chile (Chile)	Operation of call centers	CLP	99.99	Atento Holding Chile. S.A.

Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.

Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.

Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.

Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	BRL	99.999	Atento Spain Holdco 4. S.A.U.
				0.01	Atento Luxco 1, S.A.

Atento Brasil 1 Ltda(4)	São Paulo (Brazil)	Operation of call centers	BRL	100	Atento Brasil. S.A.

Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.

Atento Ceská Republika, a.s.(5)	Praga (Czeck Republic)	Operation of call centers	EUR	100	Atento Spain Holdco, S.L.U.

Atento Mexico Holdco S. de R.L. de C.V	Mexico	Holding company	MXN	99.9667	Atento Spain Holdco 5. S.L.U.
				0.0333	Atento Spain Holdco. S.L.U.

Atento Puerto Rico. Inc	Guaynabo (Puerto Rico)	Operation of call centers	USD	100	Atento Mexico Holdco S. de R.L. de C.V..

Contact US Teleservices Inc	Houston, Texas (USA)	Operation of call centers	USD	100	Atento Mexicana. S.A. de C.V.

Atento Panamá. S.A	Panama City	Operation of call centers	USD	99	Atento Mexico Holdco S. de R.L. de C.V.
				1	Atento Mexicana. S.A. de C.V.

Atento Atención y Servicios. S.A. de C.V	Mexico City (Mexico)	Administrative, professional and consultancy services	MXN	99.998	Deutsche Bank México, S.A., IBM, División Fiduciaria Atento Servicios. S.A. de C.V.
				0.002

Atento Servicios. S.A. de C.V	Mexico City (Mexico)	Sale of goods and services	MXN	99.9995	Deutsche Bank México, S.A., IBM, División Fiduciaria Atento Atención y Servicios. S.A. de C.V.
				0.0005

Atento Centroamérica. S.A	Guatemala (Guatemala)	Holding company	GTQ	99.9999	Atento Mexicana. S.A. de C.V.
				0.0001	Atento El Salvador S.A. de C.V.

Atento de Guatemala. S.A	Guatemala (Guatemala)	Operation of call centers	GTQ	99.99999	Atento Centroamérica. S.A.
				0.00001	Atento El Salvador S.A. de C.V.

Name	Registered address	Line of business	Functional currency	% interest	Holding company
Atento El Salvador. S.A. de C.V	City of San Salvador (El Salvador)	Operation of call centers	USD	7.4054	Atento Centroamerica. S.A.
				92.5946	Atento de Guatemala. S.A.

Atento Nicaragua S.A(6)	Nicaragua	Operation of call centers		1	Atento Centroamerica. S.A.
				99	Atento Mexico Holdco S. de R.L. de C.V.

Atento Costa Rica S.A(7)	Costa Rica	Operation of call centers		1	Atento Centroamerica. S.A.
				99	Atento Mexico Holdco S. de R.L. de C.V.

(1)	At December 31, 2013, this company’s corporate name was Centros de Contacto Salta, S.A.
(2)	On April 9th, 2013, this company was transformed into a Public Limited Company.
(3)	Teleatento del Peru S.A.C. (Voting power held by each shareholder)

The distribution of profits will be made in the amount and at the time resolved by the Annual General Meeting, and dividends will be paid in different proportions. The dividends will be distributed among the shareholders, following the agreed proportion, depending on the class of shares, in the following manner:

(i)	Holders of Class “A” shares will have the right to receive 99% of the overall of distributable profits produced by the Company in each opportunity.
(ii)	Holders of Class “B” shares will have the right to receive one (1) per cent from the overall distributable profits produced by the Company in each opportunity.

(4)	Incorporated to Atento Group on December 30, 2014.
(5)	Sold on December 9th, 2014.
(6)	Incorporated to Atento Group on the last quarter of 2014.
(7)	Please refer to footnote n. 5.

At December 31, 2013 and 2014, none of the Group’s subsidiaries is listed on a stock exchange and all use December 31 as their reporting date, except for Atento Luxco 1 S.A. which has debt securities listed in the Global Exchange Market in Ireland.

All Group companies subject to statutory audit as per local legislation have been audited.

u) New and amended standards and interpretations

The new and amended standards and interpretations issued by the IASB that have entered into force and been applied during the year are as follow:

Amendment to IAS 32, “Offsetting Financial Assets and Financial Liabilities”—effective for annual periods beginning on or after January 1, 2014.

Amendment to IFRS 10, IFRS 12 and IAS 27, “Investment Entities’—effective for annual periods beginning on or after January 1, 2014.

IFRIC 21, “Levies”—effective for annual periods beginning on or after January 1, 2014.

Amendments to IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting”—effective for annual periods beginning on or after January 1, 2014.

These standards have not had a significant effect on the Atento Group’s consolidated financial statements, with the exception of modifications in presentation and disclosures that have been included in the Atento Group’s consolidated financial statements.

New and amended standards and interpretations that have yet to enter into force and that have not been adopted early by the Atento Group.

At the date of publication of these consolidation financial statements, the IASB has issued the following new and amended standards and interpretations, which enter into force for accounting periods beginning on or after January 1, 2015 and that the Atento Group has not adopted early.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”—effective for annual periods beginning on or after January 1, 2016.

Annual improvements to IFRS’s 2010-2012 Cycle—Effective for annual periods beginning on or after July 1, 2014.

Annual improvements to IFRS’s 2011-2013 Cycle—Effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRS 2012-2014 Cycle—effective for annual periods beginning on or after January 1, 2016.

IFRS 15, “Revenue from Contracts with Customers”—effective for annual periods beginning on or after July 1, 2017.

IFRS 9, “Financial Instruments”—effective for annual periods beginning on or after January 1, 2018.

The Atento Group is currently assessing the impact of the application of these standards and amendments. Pursuant to the analyses conducted to date, the Atento Group estimates that the application of these amendments will not have a material impact on the Group consolidated financial statements during the period of its initial application.

4) FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Atento Group’s activities expose it to various types of financial risk: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt, bearing interest at variable rates (or debt with short term maturity which is expected to be renewed), as a result of fluctuations in interest rates, and (ii) the value of non-current liabilities that bear interest at fixed rates.

At December 31, 2014 48.0% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2013 this amount was 43.2%.

The Atento Group’s finance costs are exposed to fluctuations in interest rates. In 2013 and 2014, the rate to which the Atento Group had the greatest exposure was the Brazilian CDI rate.

As of December 31, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $10.9 million, which was recorded as a financial asset. Based on our total indebtedness of $653.3 million as of December 31, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.2 million.

As of December 31, 2013, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $15.6 million, which was recorded as a financial asset. Based on our total indebtedness of $1,370.8 million as of December 31, 2013 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.8 million.

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowing into loans at fixed interest rates.

The table below shows the impact on these value of derivatives of a +/-10 basis points variation in the CDI interest rate curves.

Thousands of U.S. dollars
INTEREST RATE	12/31/2014
FAIR VALUE	10,916
0.10%	10,434
-0.10%	11,399

Also, as described in Note 14, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flow related to the Senior Secured Notes issued in U.S. dollars.

Additionally, the Atento Group holds derivatives which are not considered as hedging instruments related to the cash flow generated in Mexican Pesos, Colombian Pesos and Peruvian Nuevos Soles.

The table below shows the impact on the value of the rest of derivatives of a +/-10 basis points variation in the interest rate curve.

Thousands of U.S. dollars
CROSS CURRENCY	12/31/2014
FAIR VALUE	20,155
0.10%	18,939
-0.10%	21,487

Foreign currency risk

As at December 31, 2013 and 2014, the Atento Group entities held several borrowing and cash equivalents in currencies other than their functional currency.

The most significant exposure to foreign currency risk is derived from the U.S. dollar denominated Senior Secured Notes issued by the subsidiary Atento Luxco 1, S.A. in 2013 whose functional currency is the Euro. As indicated above, the Atento Group has cross-currency swap hedging instruments with the economic effect of covering cash flow related to the Senior Secured Notes issued in U.S. dollars.

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets and financial liabilities denominated in currencies other than their functional are adequately matched. A sensitivity analysis based on the outstanding volume of financial assets and liabilities (applying a 10% appreciation of each asset/liability currency versus the functional currency) highlights the limited impact that such an event would have on the income statement is U.S. dollars.

2013	Financial assets(*)			Financial liabilities(*)			Sensitivity analysis
Functional currency—financial asset/ liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/ liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)
Euro—USD	2,909	4,011	4,011	215,852	297,681	297,681	10%	1.24118928	3,232	446	239,835	(33,075)
Peruvian Nuevos Soles—USD	1,748	625	625	3,795	1,357	1,257	10%	0.32183086	1,943	69	4,217	(151)
Uruguayan Pesos—USD	7,507	351	351	3,540	165	165	10%	0.0420777	8,341	39	3,921	(18)
Argentinian Pesos—USD	—	—	—	27	4	4	10%	0.13801564	—	—	29	—
Euro—Argentinian Pesos (CVI)	—	—	—	31,446	282,798	43,367	10%	8.09381632	—	—	34,940	(4,819)
Mexican Pesos—Euro	56,724	3,144	4,335	—	—	—	10%	0.04987656	63,027	482	—	—
Mexican Pesos—USD	34,488	2,636	2,636	—	—	—	10%	0.068784727	38,320	293	—	—
Colombian Pesos—USD	361,010	187	187	—	—	—	10%	0.000467088	401,122	21	—	—
Guatemalan Quetzal—USD	2,168	276	276	—	—	—	10%	0.114775862	2,409	31	—	—
Euro—Mexican Pesos	86	1,559	119	—	—	—	10%	16.24009354	96	13	—	—

2014	Financial assets(*)			Financial liabilities(*)			Sensitivity analysis
Functional currency—financial asset/ liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/ liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)
Euro—USD	8,642	10,492	10,492	247,317	300,269	300,269	10%	1.0926905	9,602	1,166	274,798	(33,365)
Peruvian Nuevos Soles—USD	9,905	3,325	3,325	4,019	1,349	1,349	10%	0.3021047	11,006	369	4,465	(150)
Euro—Argentinian Pesos (CVI)	—	—	—	29,964	311,077	36,379	10%	9.3435965	—	—	33,293	(4,042)
Mexican Pesos—Euro	998	106	68	—	—	—	10%	0.0502862	2,100	75	—	—
Mexican Pesos—USD	10	1	1	—	—	—	10%	0.0610525	12	0	—	—
Colombian Pesos—USD	113,579	48	48	—	—	—	10%	0.0003765	126,199	5	—	—
Guatemalan Quetzal—USD	433	57	57	—	—	—	10%	0.1184717	481	6	—	—
Euro—Mexican Pesos	89	1,586	108	—	—	—	10%	16.1077878	98	1	—	—
Euro—Colombian Pesos	627	1,820,116	761	—	—	—	10%	2,612.0110134	697	85	—	—
Euro—Dirham Moroccan	335	3,690	407	—	—	—	10%	9.9101566	372	45	—	—
Euro—Peruvian Nuevos Soles	62	224	75	—	—	—	10%	3.2552343	69	8	—	—
Dirham Moroccan—Euro	246	22	27	—	—	—	10%	0.0817343	274	33	—	—
Brazilian Reais—USD	66,409	25,001	25,001	—	—	—	10%	0.3388299	73,788	2,778	—	—
Chilean Pesos—Euro	47	0	0	—	—	—	10%	0.0012217	38	(0)	—	—
Chilean Pesos—USD	260	0	0	—	—	—	10%	0.0014833	175	(0)	—	—

(*)

Financial liabilities correspond to borrowing in currencies other than functional currencies (Senior Secured Notes, Finance Leases and CVIs). Financial Assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the income statement impact of appreciation of the asset/liability currency versus the functional currency. When conducting this sensitivity analysis, assuming depreciation, the income statement impact would be the same, but precisely reversed.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in the Americas and Brazil that are not required to pursue new, profitable business opportunities in the region. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the USD 300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($60.7 million) Revolving Credit Facility. The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil denominated in Brazilian Reais.

Argentinian subsidiary sit outside of these two separate ring-fenced financings, and as a result, we do not rely on cash flow from these operations to serve our Company’s debt commitments.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its trade accounts (see Note 13 on impairment allowances).

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets (see Notes 11, 12, 13, 14 and 15). The Atento Group holds no guarantees as collection insurance. As disclosed in Note 23, the Atento Group carries out significant transactions with the Telefónica Group. At December 31, 2014 the balance of accounts receivable with Telefónica Group amounted to 236,950 thousand U.S. dollars (302,234 the thousand U.S. dollars in 2013).

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a comfortable cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time required to pay its debt (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16.

4.2 Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium term borrowing structure, in order to be able to carry out its routine activities under normal conditions and also address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, other considerations and specifics are taken into account when determining the Atento Group’s financial structure, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation.

As indicated in Note 17, among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures in respect of the lending institutions. Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility, also described in Note 17, carries no financial covenant obligations regarding debt levels. However, the credit facility does impose limitations on the use of the funds, linked to compliance with a debt ratio. The contract also includes other restrictions, including: limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

The Senior Secured Notes issued in 2013 carry no limitation covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposals of assets.

As at the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

The reconciliation between EBITDA and the consolidated income statement is as follow:

	Thousands of U.S. dollars
	December 1 to December 31,	For the year ended December 31,
	2012	2013	2014
Loss for the period from continuing operations	(56,620)	(4,039)	(42,152)
Income tax expense	8,132	8,346	18,533
Net finance expense	6,044	100,667	110,769
Depreciation and Amortization	7,500	128,975	119,820

EBITDA	(34,944)	233,949	206,970

Net financial debt with third parties at December 31, 2013 and 2014 is as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Senior Secured Notes (Note 17)	297,681	300,269
Brazilian bonds—Debentures (Note 17)	345,854	245,932
Bank borrowing (Note 17)	632	61,720
Finance lease payables (Note 17)	11,877	9,010
CVIs (Note 17)	43,367	36,379
Vendor Loans (Note 17)	151,701	—
Derivative financial liabilities (Note 14)	15,962	1,193
Less: Cash and cash equivalents (Note 15)	(213,491)	(211,440)

Net financial debt with third parties	653,583	443,063

4.3 Fair value estimation

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The following valuation levels are used:

Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group’s assets and liabilities measured at fair value at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
2013	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives (Note 14)	—	18,296	—	18,296

Total assets	—	18,296	—	18,296

Liabilities
Derivatives (Note 14)	—	(15,962)	—	(15,962)
CVIs (Note 17)	—	—	(43,367)	(43,367)

Total liabilities	—	(15,962)	(43,367)	(59,329)

	Thousands of U.S. dollars
2014	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives (Note 14)	—	32,265	—	32,265

Total assets	—	32,265	—	32,265

Liabilities
Derivatives (Note 14)	—	(1,193)	—	(1,193)
CVIs (Note 17)	—	—	(36,379)	(36,379)

Total liabilities	—	(1,193)	(36,379)	(37,572)

No transfers were carried out between the different levels during the year.

The following table reflects the movements of the Atento Group’s Contingent Value Instruments (“CVIs”) described in Note 17 measured at fair value using significant unobservable inputs as at December 31, 2013 and 2014:

	December 31,
	2013	2014
Fair value at the beginning of the period	(52,275)	(43,367)
Change in fair value	(5,630)	(6,187)
Translation differences	14,538	13,175

Fair value at December 31 (Note 17)	(43,367)	(36,379)

a) Level 1 financial instruments:

The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date. A market is considered active when trading prices are easily and regularly available through a stock exchange, financial intermediary, industry institution, price service or regulatory body, and when these prices reflect actual routine arm’s length market transactions. The quoted market price used for the Atento Group’s financial assets is the current bid price. These instruments are classified in Level 1, although as at the dates in question, the Atento Group had no Level 1 financial instruments.

b) Level 2 financial instruments:

The fair value of financial instruments not traded in an active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of a financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c) Level 3 financial instruments:

If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The specific financial instrument valuation techniques used by the Atento Group include the following:

•	Quoted market prices or prices established by financial intermediaries for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the future estimated cash flow based on estimated interest rate curves.

•	The present value of foreign currency futures is determined using forward exchange rates at the reporting date, discounting the resulting amount from the present value.

•

Discounted cash flow analyses are used to determine the fair value of the CVIs, as discussed in Note 17. The fair values of the CVIs are based upon discounted cash flow analyses for which the determination of fair value requires significant management judgment or estimation and result in a higher degree of financial statement volatility. As observable market activity is often unavailable when estimating the fair value of the CVIs, we estimate the fair value using a modeling technique which includes the use of a variety of inputs/assumptions including interest rates or other relevant inputs. Changes in the significant underlying factors or assumptions (either an increase or a decrease) in any of these areas underlying our estimates may not result in a significant increase/decrease in the fair value measurement of the CVIs. For example, an increase of 100 basis points in the discount rate would not result in a significant decrease in the fair value of the CVIs.

5) BUSINESS COMBINATIONS

a) Acquisition of the Atento Group by Bain Capital

In 2012 Bain Capital entered into an agreement with Telefónica, S.A. through Atento Luxco 1, S.A. and certain subsidiaries, to acquire the capital of the core companies forming the Atento Group, the parent of which was Atento Inversiones y Teleservicios S.A. (“AIT”), owned by the Telefónica Group and which was not transferred. These companies are located in Spain, Brazil, Mexico, Argentina, Colombia, Peru, Chile, Morocco, the Netherlands, the Czech Republic, Uruguay, Central America, the United States and Puerto Rico. The agreement did not extend to AIT’s operations in Venezuela or to shares in AIT itself, although certain AIT specific assets and liabilities did fall under the acquisition.

After obtaining the requisite business concentration approvals from the European Union authorities in October and November 2012, the formal agreement was signed on December 12, 2012 for a total acquisition price of 1,352,967 thousand U.S. dollars. According to the final contract, Bain Capital and Telefónica, S.A. undertook to establish a price adjustment mechanism based on the combined financial statements at November 2012. The parties agreed to a period of 45 business days following the closing date for those statements, as well as an additional 40 business days for the related audit.

The final amount of the consideration to be paid to the former owner of the Atento Group was determined during August 2013 and set at 993,789 thousand U.S. dollars for the equity of Atento after deducting the value of the debt to be refinanced and other adjustments, including a deferred consideration of 142,846 thousand U.S. dollars and a contingent consideration of 51,451 thousand U.S. dollars (CVIs).

The costs relating to the acquisition were recognized under other operating expenses in the consolidated income statement for the one month period ended December 31, 2012 and the year ended December 31, 2013 (62,395 thousand U.S. dollars and 1,381 thousand U.S. dollars respectively).

Although the acquisition documents were formally signed on December 12, 2012, control of the companies was actually acquired on December 1, 2012. Accordingly, the Company reflected the operations acquired in its 2012 income statement of that date.

The table below sets out the fair values of the assets acquired and the liabilities undertaken, as well as the consideration transferred:

Fair value recognized upon acquisition as at December 1, 2012	Thousands of U.S. dollars
Assets
Intangible assets	466,257
Property, plant and equipment	207,458
Non-current financial assets	56,367
Current receivables	612,464
Deferred tax assets	189,209

1,531,755

Liabilities
Payables	(504,815)
Provisions	(125,412)
Deferred tax liabilities	(135,064)

(765,291)

Total net identifiable assets at fair value	766,464

Goodwill arising on the acquisition	227,325

Consideration transferred (2012)	786,497

Consideration transferred (2013)	12,995

Consideration pending payment	194,297

CVIs	51,451
Vendor Loan Note	142,846

The main assets acquired and liabilities undertaken at fair value were as follow:

•

Master Service Agreement with Telefónica S.A. of October 11, 2012 for certain countries, including Brazil, Mexico, Spain, Peru, Chile, Colombia and Argentina. This contract was arranged in order to strengthen the commercial ties between the Atento Group and Telefónica, and to enable the Atento Group to avoid the cost of establishing new centers, from a market standpoint. This intangible asset was valued using the income approach, through the Multi-period Excess Earnings Method (“MEEM”), at 225,360 thousand U.S. dollars. The useful life of this intangible asset has been estimated at nine years.

•

Contractual relationships with customers other than Telefónica in the countries in which the Atento Group operates, primarily Brazil, Mexico, Spain, Colombia and Argentina. This intangible asset was valued using the income approach, through the MEEM, at 157,964 thousand U.S. dollars. The useful life has been estimated between seven and twelve years.

•

Following the acquisition of control of the Atento Group by Bain Capital, new measurement tools were developed for labor contingency provisions in the different countries in which the Group operates. The Atento Group estimated the contingent liabilities as at the date on which control was acquired, in accordance with IFRS 3 “Business Combinations”. As a result, the Atento Group has determined the need to increase provisions by 72,415 thousand U.S. dollars. The increase in these provisions has also entailed a 23,684 thousand U.S. dollars increase in deferred tax assets.

•

The Atento Group recognized deferred tax assets with a fair value of 99,645 thousand U.S. dollars in respect of tax deductions for goodwill arising on the merger of two companies in the Brazilian sub-group.

In addition, deferred tax liabilities totaling 33,075 thousand U.S. dollars were derecognized, given that the tax benefits associated with the goodwill rising on a previous merger between Group companies had already been obtained.

•	The Atento Group recognized an additional 128,173 thousand U.S. dollars (fair value) in deferred tax liabilities, primarily related with changes in the fair value of assets in the customer base.

Goodwill recognized amounting to 227,325 thousand U.S. dollars chiefly relates to synergies expected from the acquisition.

Atento Group Management (post-acquisition) had a managing period of one month in 2012 (as previously mentioned, the Atento Group was acquired on December 1, 2012), therefore Management considers that performing an estimate for the whole year is subject to many uncertainties, and therefore no such estimate is included in the consolidated financial statements.

b) Casa Bahia Contact Center Ltda.

As at December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil, for a total acquisition price of 20,343 thousand of reais (equivalent to 7,659 thousand U.S. dollars). As a result of the acquisition, the Atento group is expected to increase its presence in these markets. At December 30, 2014, this company has been renamed as Atento Brasil 1, Ltda.

The goodwill of 4,061 thousand U.S. dollars arose from the acquisition, which is attributable to the synergies derived from combining the operations of the Atento and CBCC. None of the goodwill recognized is expected to be deductible for income tax purposes.

If the combination had taken place at the beginning of the year, revenue from continuing operations would have been 26,966 thousand U.S. dollars and loss before tax from continuing operations for the Group would have been 4,396 thousand U.S. dollars.

The table below sets out the fair values of the assets acquired and the liabilities undertaken, as well as the consideration transferred:

Fair value recognized upon acquisition as at December 30, 2014	Thousands of U.S. dollars
Recognized amounts of identifiable assets acquired and liabilities assumed
Assets
Cash and cash equivalentes	199
Property, plant and equipment (Note 9)	2,598
Intangible assets (Note 6)	5,551
Trade and other receivables	11,793
Liabilities
Trade and other payables	3,656
Contingent liability (Note 21)	11,594
Deferred tax liabilities (Note 20b)	1,873

Total net identifiable assets at fair value	3,018

Goodwill (Note 7)	4,061
Translation differences	580

Total consideration transferred	7,659

Total	7,659

The main assets acquired and liabilities undertaken at fair value were as follow:

•

Contractual relationship with customers other than CBCC. This intangible assets was valued using the income approach, through the MEEM, at 5,214 thousand U.S. dollars to be amortized over an estimated five-year useful life.

•	The Atento Group recognized an additional of 1,873 thousand U.S. dollars (Fair value) in deferred tax liabilities, primarily due to changes in the fair value of assets in customer base.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2013 and 2014 and respective changes in the year:

	Thousands of U.S. dollars
	Balance as at December 31, 2012	Additions	Disposals	Transfers	Translation differences	Balance as at December 31, 2013
Costs
Development	—	1,671	(95)	—	(133)	1,443
Customer base	390,097	—	—	—	(26,380)	363,717
Software	36,850	11,283	(4)	—	(1,112)	47,017
Other intangible assets	52,425	—	—	—	(1,143)	51,282
Work in progress	888	981	(754)	—	35	1,150

Total costs	480,260	13,935	(853)	—	(28,733)	464,609

Accumulated amortization
Development	—	(5)	—	—	—	(5)
Customer base	(13)	(40,668)	13	—	1,706	(38,962)
Software	(1,411)	(16,074)	64	—	213	(17,208)
Other intangible assets	(1,018)	(13,933)	—	—	(706)	(15,657)

Total accumulated amortization	(2,442)	(70,680)	77	—	1,213	(71,832)

Net intangible assets	477,818	(56,745)	(776)	—	(27,520)	392,777

	Thousands of U.S. dollars
	Balance at December 31, 2013	Additions	Acquisition of new entities (Note 5b)	Disposals	Transfers	Translation differences	Balance at December 31, 2014
Cost
Development	1,443	2,024	—	(76)	(409)	(388)	2,594
Customer base	363,717	—	5,214	—	—	(43,983)	324,948
Software	47,017	19,640	337	(185)	1,253	(7,849)	60,213
Other intangible assets	51,282	2,550	—	—	—	(6,514)	47,318
Work in progress	1,150	754	—	—	(844)	(120)	940

Total cost	464,609	24,968	5,551	(261)	—	(58,854)	436,013

Accumulated amortization
Development	(5)	(115)	—	—	—	9	(111)
Customer base	(38,962)	(38,120)	—	—	—	10,171	(66,911)
Software	(17,208)	(12,899)	—	108	—	2,136	(27,863)
Other intangible assets	(15,657)	(9,685)	—	—	—	2,064	(23,278)

Total accumulated amortization	(71,832)	(60,819)	—	108	—	14,380	(118,163)

Impairment	—	(27,375)	—	—	—	2,603	(24,772)

Net intangible assets	392,777	(63,226)	5,551	(153)	—	(41,871)	293,078

“Customer base” represents the fair value, within the business combination involving the acquisition of control of the Atento Group, of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers. The addition of new entity in the customer base is related of the acquisition of CBCC, as mentioned in Note 5b.

Of the total customer base in 2014, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 186 million U.S. dollars, while the remaining amount relates to other customers. In terms of geographic distribution, the customer base corresponds to businesses in Brazil (143 million U.S. dollars), Spain (54 million U.S. dollars), Mexico (64 million U.S. dollars), Peru (18 million U.S. dollars), Colombia (4 million U.S. dollars), Chile (10 million U.S. dollars) and Argentina and Uruguay (7 million U.S. dollars).

“Other intangible assets” includes the intangible asset arising from the 11822 and 11825 directory services business, the “Atento” brand, and the domain names related therewith, as well as the intangible asset related with the customer analysis service for several Telefónica Group companies in Latin America.

Development costs capitalized in 2014 were mainly related to in-house software development. No research and development expenses were recognized in the 2013 and 2014 income statement.

No impairment was recognized in respect of intangible assets in 2013, and Atento Group recognized 27.1 million U.S. dollars in customer base costs in 2014 (Note 8).

7) GOODWILL

Goodwill was generated on December 1, 2012 from by the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A. In December 30, 2014 an additional goodwill was generated from the acquisition of CBCC, a call center services provider in Brazil by Atento Brasil S.A., as described in Note 5.

The breakdown and changes in goodwill by cash generating units in 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2012	Translation differences	12/31/2013	Acquisitions of new entities (Note 5b)	Translation differences	Impairment (Note 8)	12/31/2014
Peru	37,467	(3,282)	34,185	—	(1,385)	—	32,800
Chile	23,947	(2,037)	21,910	—	(2,967)	—	18,943
Colombia	10,551	(870)	9,681	—	(1,877)	—	7,804
Czech Republic	3,962	(165)	3,797	—	(45)	(3,752)	—
Mexico	2,842	(26)	2,816	—	(316)	—	2,500
Spain	1,111	50	1,161	—	(12)	(1,149)	—
Brazil	89,325	(11,405)	77,920	4,061	(9,200)	—	72,781
Argentina	61,348	(15,079)	46,269	—	(11,626)	—	34,643

Total	230,553	(32,814)	197,739	4,061	(27,428)	(4,901)	169,471

Details of goodwill in local currency are as follow (in thousands of currency units):

		Bain Capital Acquisition	CBCC Acquisition	Total
Peru	Nuevo Sol	97,714	—	97,714
Chile	Peso	11,493,730	—	11,493,730
Colombia	Peso	18,654,963	—	18,654,963
Mexico	Peso	36,847	—	36,847
Brazil	Real	182,536	10,786	193,322
Argentina	Peso	294,178	—	294,178

No impairment was recognized in 2013. At December 31, 2014, 3.8 million U.S dollars was recognized in the Czech Republic and 1.1 million U.S. dollars in Spain (Note 8).

8) IMPAIRMENT OF ASSETS

With respect to IAS 36, as at December 31, 2014 the judgments and estimates used by the Atento Group’s directors to calculate the recoverable amount of goodwill indicate that the carrying amount of each item of goodwill is recoverable at year end, based on the expected future cash flow from the cash-generating units to which they are allocated. The level of analysis performed by the Atento Group at the cash-generating unit level coincides with that performed at a country level.

Atento has no assets with indefinite useful lives, and therefore carries out no impairment tests of this type.

The Atento Group carries out its goodwill impairment tests using the various cash-generating units’ five-year strategic plans and budgets, approved by Management.

Cash flow is estimated using projected results before amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flow determined in this manner is discounted using the WACC. The discount rates used reflect the current assessment of specific market risks in each of the cash-generating units, considering the time value of money and individual country risks not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the profit expected by the shareholders of the Atento Group, while the former is obtained based on the Atento Group’s financing costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust these minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these territories. The provisions of the MSA required Telefónica to compensate the Company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to 35.1 million U.S. Dollars for the year ended December 31, 2014). This non-cash compensation was recorded in the consolidated income statement for the year ended December 31, 2014 as other gains. The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note to Telefónica which was paid off in 2014 (see Note 16).

Since the amendment to the MSA significantly affected the amount of expected revenue, this was considered as a triggering event for the purpose of evaluating the recoverable amount of the intangible assets recorded in relation to the MSA (as described in Note 5). Therefore, also considering the changes in expected revenue in other geographies, as at June 30, 2014 (second quarter) management performed an impairment test on the carrying amounts of customer relationship intangible assets, goodwill and property, plant and equipment using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different territories in which the company operates. The result of the testing performed was an impairment charge of 27,965 thousand U.S. dollars as at June 30, 2014 (27,375 thousand U.S. dollars as at December 31, 2014) of the intangible assets related to the customer relationships with Telefónica in connection with the MSA, an impairment charge of 3,752 thousand U.S. dollars of goodwill in the Czech Republic and of 1,149 thousand U.S. dollars of goodwill in Spain, which have been recorded in the consolidated income statement as impairment charges.

At December 31, 2013 and 2014, the tests conducted did not reveal any impairment in the value of goodwill, since the related cash flows were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used, except for 3.8 million U.S. dollars in Czech Republic and 1,1 million U.S. dollars in Spain.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina
December 2013	16.53%	12.21%	10.38%	12.50%	11.37%	11.27%	31.77%
December 2014	17.96%	12.04%	9.20%	12.50%	11.71%	11.08%	42.25%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina
December 2013	5.50%	3.10%	1.85%	3.00%	2.50%	3.00%	16.83%
December 2014	5.80%	3.50%	0.95%	3.00%	2.70%	3.00%	23.35%

In the event of a 10% increase in the discount rate used to calculate the recoverable amount of the CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. In the event of a 10% decrease in the growth rate used to calculate the recoverable amount of the CGUs in each country, with all other variables remaining unchanged, the recoverable amount would also be higher than the corresponding carrying amount. In addition, if as a result of a fall in demand or an increase in costs, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to decrease by 1% in each country, with all other variables remaining unchanged, the recoverable amount from each cash-generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following hypotheses were used:

For the Argentina CGU, the cash flow growth rate used was based on the country’s estimated inflation. In order to calculate the terminal value, a normalized conservative growth rate was assumed, taking into account a long term stabilization of macroeconomic variables. Cash flow for the Brazil and Mexico CGUs were estimated based on growth projections considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

As a result of amendments to IFRS 13, IAS 36 was modified to require disclosure of the recoverable amount of CGUs with carrying amounts which were significant to the entity’s total carrying amount of goodwill. However, in May 2013 IAS 36 was amended in order to eliminate this disclosures requirement. Recoverable amount disclosures will still be required for CGUs that have presented impairment losses during the year. The amendment is effective for periods beginning on or after January 1, 2014, although early adoption is allowed. The Atento Group has adopted the amendment in 2013 in advance of its effective date.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2013 and 2014 and movements therein are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2012	Additions	Disposals	Transfers	Translation differences	Balance at December 31, 2013
Costs
Land and natural resources	44	—	—	—	2	46
Buildings	8,843	93	(121)	1,378	557	10,750
Plant and machinery	7,060	1,150	—	581	(380)	8,411
Furniture, tools and other tangible assets	204,698	68,505	(22,168)	4,685	(16,509)	239,211
PP&E under construction	8,261	19,346	—	(6,644)	(1,922)	19,041

Total property, plant and equipment	228,906	89,094	(22,289)	—	(18,252)	277,459

Accumulated depreciation
Buildings	(149)	(1,921)	—	—	(77)	(2,147)
Plant and machinery	(250)	(2,623)	—	—	(24)	(2,897)
Furniture, tools and other tangible assets	(4,045)	(53,751)	17,168	—	(184)	(40,812)

Total accumulated depreciation	(4,444)	(58,295)	17,168	—	(285)	(45,856)

Net property, plant and equipment	224,462	30,799	(5,121)	—	(18,537)	231,603

	Thousands of U.S. dollars
	Balance at December 31, 2013	Additions	Acquisition of new entities (Note 5b)	Disposals	Transfers	Transalation differences	Balance at December 31, 2014
Cost
Land and natural resources	46	—	—	—	—	(4)	42
Buildings	10,750	—	—	—	1,437	(1,365)	10,822
Plant and machinery	8,411	2,051	—	(254)	121	(748)	9,581
Furniture, tools and other tangible assets	239,211	82,829	2,598	(8,973)	4,786	(37,975)	282,476
PP&E under construction	19,041	10,240	—	—	(4,905)	(3,031)	21,345

Total property, plant and equipment	277,459	95,120	2,598	(9,227)	1,439	(43,123)	324,266

Accumulated depreciation
Buildings	(2,147)	(661)	—	—	(1,439)	428	(3,819)
Plant and machinery	(2,897)	(1,093)	—	117	2	336	(3,535)
Furniture, tools and other tangible assets	(40,812)	(57,247)	—	6,949	(2)	11,396	(79,716)

Total accumulated depreciation	(45,856)	(59,001)	—	7,066	(1,439)	12,160	(87,070)

Net property, plant and equipment	231,603	36,119	2,598	(2,161)	—	(30,963)	237,196

Additions for the year mainly represent investments made in Brazil in response to the growth of the business and the upgrading of existing infrastructure (60,226 thousand U.S. dollars), construction of a new call center and upgrading of the infrastructure in place in Mexico (10,572 thousand U.S. dollars), investment in the expansion of structure in Central America (8,680 thousand U.S. dollars), equipment acquired under finance leases in Colombia and upgrading of the infrastructure in that country (4,943 thousand U.S. dollars); to new equipment under finance leases and upgrading of the current infrastructure in Peru (4,432 thousand U.S. dollars); and upgrading of the infrastructure in Spain (2,223 thousand U.S. dollars).

“Furniture, tools and other tangible assets” primarily comprises net items of that description in Spain, Mexico and Brazil amounting to 11,145 thousand U.S. dollars, 21,193 thousand U.S. dollars and 129,415 thousand U.S. dollars, respectively (16,335 thousand U.S. dollars, 22,303 thousand U.S. dollars and 119,298 thousand U.S. dollars, respectively in 2013) in connection with furnishings and fixtures in customer service centers in those countries.

The acquisition of new entities recognized in the account “Furniture, tools and other tangible assets” is related to the CBCC acquisition, as described in Note 5b.

Property, plant and equipment totaled 237,196 thousand U.S. dollars at December 31, 2014 (231,603 thousand U.S. dollars at December 31, 2013 and 224,462 thousand U.S. dollars at December 31, 2012) and are primarily on site in Mexico and Brazil (23,527 thousand U.S. dollars and 149,039 thousand U.S. dollars, respectively at December 31, 2014; 24,934 thousand U.S. dollars and 137,161 thousand U.S. dollars, respectively at December 31, 2013).

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. The directors of the Parent Company considered that coverage of these risks was sufficient at December 31, 2013 and 2014.

No impairment was recognized in respect of items of property, plant and equipment in 2013 or 2014.

No interest expense was capitalized in 2013 or 2014 in respect of these assets.

As at December 31, 2013 and 2014 there were no firm commitments to acquire items of PP&E.

10) LEASES AND SIMILAR ARRANGEMENTS

a) Finance leases

The Atento Group holds the following assets under finance leases:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Furniture, tools and other tangible assets	9,392	7,714
Software	38	—

Total	9,430	7,714

The assets acquired under finance leases are located in Brazil, Uruguay, Colombia and Peru.

The present value of future finance lease payments is as follow:

	Thousands of U.S. dollars
	2013	2014
Up to 1 year (Note 17)	5,341	4,747
Between 1 and 5 years (Note 17)	6,536	4,263

Total	11,877	9,010

11) FINANCIAL ASSETS

Details of financial assets at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
2013	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	72	—	72
Other financial assets (Note 12)	53,812	—	53,812
Derivative financial instruments (Note 14)	—	15,439	15,439

Non-current financial assets	53,884	15,439	69,323

Trade and other receivables (Note 13)(*)	516,960	—	516,960
Other financial assets (Note 12)	1,425	—	1,425
Derivative financial instruments (Note 14)	—	2,857	2,857
Cash and cash equivalents (Note 15)	213,491	—	213,491

Current financial assets	731,876	2,857	734,733

TOTAL FINANCIAL ASSETS	785,760	18,296	804,056

(*)	Excluding prepayments.

	Thousands of U.S. dollars
2014	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	10,503	—	10,503
Other financial assets (Note 12)	44,639	—	44,639
Derivative financial instruments (Note 14)	—	32,265	32,265

Non-current financial assets	55,142	32,265	87,407

Trade and other receivables (Note 13)(*)	447,683	—	447,683
Other financial assets (Note 12)	28,562	—	28,562
Cash and cash equivalents (Note 15)	211,440	—	211,440

Current financial assets	687,685	—	687,685

TOTAL FINANCIAL ASSETS	742,827	32,265	775,092

(*)	Excluding prepayments.

The carrying amount is similar to the fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

In December, the following factoring agreements without recourse were entered into, and as a consequence of this, the related trade receivables were written off:

As at December 31, 2014, Atento Teleservicios España S.A., Atento Chile S.A., Atento Brasil S.A. and Teleatento del Perú S.A.C. entered into factoring agreements without recourse, whose anticipated value was 65.1 million U.S. dollars, and as a consequence of this, the related trade receivables were written off.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Other non-current receivables	2,428	5
Non-current guarantees and deposits	51,384	44,634

Total non-current	53,812	44,639

Other current receivables	—	27,782
Current guarantees and deposits	1,425	780
Total current	1,425	28,562

Total	55,237	73,201

“Guarantees and deposits” at December 31, 2013 and 2014 primarily comprise deposits with the courts in relation to legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

“Other current receivables” as at December 31, 2014 are comprised of 27,782 thousand U.S. dollars representing U.S. dollar short term financial investments held by the subsidiary Atento Brasil, S.A. These short term financial investments represent export credit notes with a maturity greater than 90 days. Upon maturity the Company will receive Brazilian Reais based on the U.S. dollar – Brazilian Reais foreign exchange rate at the maturity date.

13) TRADE AND OTHER RECEIVABLES

Details of trade and other receivables are as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Non-current trade receivables	72	10,503

Total non-current	72	10,503
Current trade receivables	492,900	424,395
Other receivables	12,540	9,978
Prepayments	4,326	3,711
Personnel	11,520	13,310

Total current	521,286	451,394

Total	521,358	461,897

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Trade receivables	502,986	440,244
Impairment allowances	(10,014)	(5,346)

Trade receivables, net	492,972	434,898

As at December 31, 2014 trade receivables not yet due for which no provision has been made amounted to 343,061 thousand U.S. dollars (422,086 thousand U.S. dollars as at December 31, 2013).

As at December 31, 2014 trade receivables due for which no provision has been made amounted to 91,837 thousand U.S. dollars (70,886 thousand U.S. dollars at December 31, 2013). These balances relate to certain independent customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2013	54,154	3,699	2,135	10,898	70,886
12/31/2014	79,320	8,833	2,145	1,538	91,837

Movements in the provision for impairment of trade receivables in 2014 were as follow:

	Thousands of U.S. dollars
	2013	2014
Opening balance	(17,270)	(10,014)
Allowance	(3,496)	(1,362)
Reversal	5,522	3,027
Application	4,212	793
Translation differences	1,018	703
Other	—	1,507

Closing balance	(10,014)	(5,346)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2013		12/31/2014
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps—cash flow hedges	15,611	—	10,916	—
Cross-currency swaps—cash flow hedge	—	(10,985)	3,837	—
Cross-currency swaps—that do not meet the criteria for hedge accounting	2,685	(4,977)	17,512	(1,193)

Total	18,296	(15,962)	32,265	(1,193)

Non-current portion	15,439	(15,962)	32,265	(1,193)
Current portion	2,857	—	—	—

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil (see Note 17).

At December 31, 2014, the notional principal of the interest rate swaps amounts to 553 million Brazilian Reais (equivalent to 208 million U.S. dollars). At December 31, 2013, the notional principal of the interest rate swaps amounts to 595 million Brazilian reais (equivalent to 254 million U.S. dollars).

During the year ended December 31, 2014 the average fixed interest rate was 13.2% (11.7% for the year ended at December 2013). Floating interest rates are pegged to the CDI plus 3.70%.

The Atento Group has arranged cross-currency swap instruments to cover U.S. dollar payments arising from the senior secured notes issued in 2014 (see Note 17).

At December 31, 2014 details of cross-currency swaps that are designated and qualified as cash flow hedges were as follow:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank counter party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	738	7.3750%	EUR	560	7.5450%	0.7588
Santander	01/29/2018	01/29/2020	USD	922	7.3750%	EUR	700	7.5450%	0.7592
Santander	01/29/2020	01/29/2020	USD	25,000	7.3750%	EUR	18,560	7.5450%	0.7424
Goldman Sachs	01/29/2013	01/28/2018	USD	48,000	7.3750%	EUR	35,635	7.5450%	0.7424
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	EUR	44,543	7.5450%	0.7424
Nomura	01/29/2013	01/28/2018	USD	22,000	7.3750%	EUR	16,333	7.6050%	0.7424
Nomura	01/29/2018	01/29/2020	USD	27,500	7.3750%	EUR	20,416	7.6050%	0.7424

Gains and losses on swap hedges recognized in equity will be taken to the income statements up through the maturity of the corresponding contracts as disclosed in the table above.

There were no ineffective hedge derivatives in 2013 and 2014.

The Atento Group also contracted the following cross currency swaps that are not designated and qualified as hedging instruments:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank counter party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	410	7.3750%	MXN	9,144	12.9500%	22.302
Santander	01/29/2018	01/29/2020	USD	615	7.3750%	MXN	13,716	12.9500%	22.302
Santander	01/29/2020	01/29/2020	USD	16,667	7.3750%	MXN	211,833	12.9500%	12.71
Goldman Sachs	01/29/2013	01/28/2018	USD	40,000	7.3750%	MXN	508,400	12.9120%	12.71
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	MXN	762,600	12.9120%	12.71
Nomura	01/29/2013	01/28/2018	USD	23,889	7.3750%	MXN	303,628	12.9000%	12.71
Nomura	01/29/2018	01/29/2020	USD	35,833	7.3750%	MXN	455,442	12.9000%	12.71
Goldman Sachs	01/29/2013	01/29/2018	USD	7,200	7.3750%	COP	12,819,600	8.2150%	1780.5
Goldman Sachs	01/29/2013	01/29/2018	USD	13,800	7.3750%	PEN	35,356	7.7900%	2.562
BBVA	01/29/2013	01/29/2018	USD	28,800	7.3750%	COP	51,278,400	8.2160%	1780.5
BBVA	01/29/2013	01/29/2018	USD	55,200	7.3750%	PEN	141,422	7.7800%	2.625

During the year ended December 31,2014, variations in the fair value of derivative financial instruments that are not considered as hedging derivatives recorded in the income statement amount to a net gain of 29,939 thousand U.S. dollars (a net loss of 5,470 thousand U.S. dollar for the year ended December 31, 2013).

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Cash and cash equivalents at banks	168,287	185,024
Cash equivalents	45,204	26,416

Total	213,491	211,440

As indicated in Note 25, the current accounts of some Group companies have been pledged in as guarantees.

“Cash equivalents” comprises short term fixed-income securities in Brazil, which mature in less than three months and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

Details of financial liabilities at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
2013	Liabilities at fair value through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	—	—	631,853	631,853
Interest-bearing debt (Note 17)	—	—	527	527
Finance lease payables (Note 10)	—	—	6,536	6,536
CVIs (Note 17)	43,367	—	—	43,367
Vendor Loans (Note 17)	—	—	151,701	151,701
Payable to Group companies (Note 26)	—	—	519,607	519,607
Derivative financial instruments (Note 14)	—	15,962	—	15,962
Trade and other payables (Note 18)(*)	—	—	1,033	1,033

Non-current financial liabilities	43,367	15,962	1,311,257	1,370,586

Debentures and bonds (Note 17)	—	—	11,682	11,682
Interest-bearing debt (Note 17)	—	—	105	105
Finance lease payables (Note 10)	—	—	5,341	5,341
Trade and other payables (Note 18)(*)	—	—	269,789	269,789

Current financial liabilities	—	—	286,917	286,917

TOTAL FINANCIAL LIABILITIES	43,367	15,962	1,598,174	1,657,503

(*)	Excluding deferred income and non-financial liabilities.

	Thousands of U.S. dollars
2014	Liabilities at fair value through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	—	—	534,988	534,988
Interest-bearing debt (Note 17)	—	—	60,919	60,919
Finance lease payables (Note 10)	—	—	4,263	4,263
CVIs (Note 17)	36,379	—	—	36,379
Derivative financial instruments (Note 14)	—	1,193	—	1,193
Trade and other payables (Note 18)(*)	—	—	560	560

Non-current financial liabilities	36,379	1,193	600,730	638,302

Debentures and bonds (Note 17)	—	—	11,213	11,213
Interest-bearing debt (Note 17)	—	—	801	801
Finance lease payables (Note 10)	—	—	4,747	4,747
Trade and other payables (Note 18)(*)	—	—	255,558	255,558

Current financial liabilities	—	—	272,319	272,319

TOTAL FINANCIAL LIABILITIES	36,379	1,193	873,049	910,621

(*)	Excluding deferred income and non-financial liabilities.

The maturity schedule for other financial liabilities, trade and other payables and liabilities at fair value through profit and loss at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	Maturity (years)
2013	2014	2015	2016	2017	2018	More than 5 years	Total
Payables to Group companies	—	—	—	—	—	519,607	519,607
Senior Secured Notes	9,342	—	—	—	—	288,339	297,681
Brazilian bonds—Debentures	2,340	27,518	57,804	69,365	80,926	107,901	345,854
Finance leases	5,341	4,157	1,081	974	324	—	11,877
Bank borrowing	105	393	134	—	—	—	632
CVIs	—	—	—	—	—	43,367	43,367
Vendor Loans	—	—	—	—	—	151,701	151,701
Trade and other payables	269,789	1,033	—	—	—	—	270,822

Total financial liabilities	286,917	33,101	59,019	70,339	81,250	1,110,915	1,641,541

	Thousands of U.S. dollars
	Maturity (years)
2014	2015	2016	2017	2018	2019	More than 5 years	Total
Senior Secured Notes	9,342	—	—	—	—	290,927	300,269
Brazilian bonds—Debentures	1,871	16,538	61,126	71,313	95,084	—	245,932
Finance leases	4,747	2,119	1,255	732	157	—	9,010
Bank borrowing	801	12,789	15,199	15,199	15,199	2,533	61,720
CVIs	—	—	—	—	—	36,379	36,379
Trade and other payables	255,558	560	—	—	—	—	256,118

Total financial liabilities	272,319	32,006	77,580	87,244	110,440	329,839	909,428

The Brazilian debentures contract established the following original repayment schedule:

2014	2015	2016	2017	2018	2019	Total
7.0%	11.0%	15.0%	18.0%	21.0%	28.0%	100.0%

As indicated in Note 17, the Brazilian subsidiary made three early repayments in 2014, totaling 68.9 million U.S. dollars (equivalent to 67.7 million U.S. dollars when converted by the average rate of December 2014). The new repayment schedule after those early repayments and over the initial amount of 915 million Brazilian Reais of Brazilian Debentures is as follow:

2015	2016	2017	2018	2019	Total
0%	4.8701%	18.0%	21.0%	28.0%	71.9%

17) INTEREST-BEARING DEBT

Details of interest-bearing debt at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2013	31/12/2014
Senior Secured Notes	288,339	290,927
Brazilian bonds—Debentures	343,514	244,061
Bank borrowing	527	60,919
CVIs	43,367	36,379
Vendor Loans	151,701	—
Finance lease payables (Note 10)	6,536	4,263

Sub-total of borrowing from third parties	833,984	636,549

Payable to Group companies (Note 26)	519,607	—

Total non-current	1,353,591	636,549

Senior Secured Notes	9,342	9,342
Brazilian bonds—Debentures	2,340	1,871
Bank borrowing	105	801
Finance lease payables (Note 10)	5,341	4,747

Sub-total of borrowing from third parties	17,128	16,761

Total current	17,128	16,761

TOTAL INTEREST-BEARING DEBT	1,370,719	653,310

Issuance of bonds—Senior Secured Notes

On January 29, 2013 Atento Luxco 1, S.A. issued 300,000 Senior Secured Notes with a nominal value of 1,000 U.S. dollars each, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem them early on January 29, 2016, if certain conditions have been met.

Details of the senior secured notes issuances are as follow:

Issuer	Issue date	Number of bonds	Unit nominal value	Annual interest rate	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

The fair value of debt in relation to the issuance of senior secured notes, calculated on the basis of their quoted price at December 31, 2014, is 304,452 thousand U.S. dollars.

The fair value hierarchy of the senior secured notes is Level 1 as the fair value is based on the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2013			12/31/2014
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2020	U.S. Dollar	288,339	9,342	297,681	290,927	9,342	300,269

Brazilian bonds—Debentures

On November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the “Debentures”), which were subscribed by institutional investors (the “Debenture holders”) and assumed by Bain Capital, for an initial amount of 915,000 thousand Brazilian Reais (equivalent to 365,000 thousand U.S. dollars). This long term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate plus 3.70%. Interest is paid on a half-yearly basis.

On March 25, 2013 and June 11, 2013 Atento Brasil, S.A. repaid, in advance of the scheduled date, 71,589 thousand Brazilian Reais and 26,442 thousand Brazilian Reais respectively (equivalent to 35,545 thousand U.S. dollars and 12,287 thousand U.S. dollars, respectively).

On May 12, 2014 and June 26, 2014 Atento Brasil, S.A. repaid, in advance of the scheduled date, 34,358 thousand Brazilian Reais and 45,000 thousand Brazilian Reais respectively (equivalent to 15,502 thousand U.S. dollars and 20,372 thousand U.S. dollars respectively using the exchange rate corresponding to the date of the transaction).

On August 28, 2014 Atento Brasil, S.A. repaid, in advance of the schedule date, 80,000 thousand Brazilian Reais (equivalent to 33,058 thousands U.S. dollars).

Under the terms of the financing contract, the Brazilian subsidiary is subject to a financial covenant regarding the maximum debt level at the end of each quarter. To date, the company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2013			12/31/2014
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2019	Brazilian Real	343,514	2,340	345,854	244,061	1,871	245,932

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flow discounted and is classified in Level 2 of the fair value hierarchy.

Bank borrowing

Bank borrowings are held in the following currencies:

	Thousands of U.S. dollars
	12/31/2013		12/31/2014
	Foreign currency debt	U.S. Dollars debt	Foreign currency debt	U.S. Dollars debt
BRL	—	—	162,953	61,348
MAD	5,170	632	3,413	372

Total		632		61,720

The carrying amount of bank borrowing is similar to their fair value. The fair value is based on the cash flow discounted and is within Level 2 of the fair value hierarchy.

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”), equivalent to 124 million U.S. dollars. Once the debtor met certain requirements in the signed contract, the loan automatically became available to the debtor. On March 27, 2014, BNDES disbursed BRL 56.6 million (equivalent to 21.3 million U.S. dollars as at December 31, 2014) of the total facility. On April 16, 2014, BNDES disbursed BRL 23.7 million (equivalent to 8.9 million U.S. dollars as at December 31, 2014) of the total facility. On July 16, 2014, BNDES disbursed BRL 0.6 million (equivalent to 0.2 million U.S. dollars as at December 31, 2014) of the facility. On August 13, 2014, BNDES disbursed BRL 80.6 million (equivalent to 30.3 million U.S. dollars as at December 31, 2014) of the facility. As at December 31, 2014, the total amount of BNDES disbursed was 68.8 million U.S. dollars when converted by the average rate of December 2014. As at December 31, 2014, the accrued interest amounted to BRL 1.6 million (equivalent to 0.6 million U.S. dollars).

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As at December 31, 2014, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing a program support for outplacement, such as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or for any environmental crimes, and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to pay its obligations under the BNDES Credit Facility.

On January 28, 2013 Atento Luxco 1, S.A., Atento Teleservicios España, S.A.U. and Atento Mexicana, S.A. de C.V. (now merged within Atento Mexico Holdco, S. de R.L. de C.V. and as from July 21st, 2014) contracted a multi-currency revolving facility (“Super Senior Revolving Credit Facility”) at an amount of 50 million euros (equivalent to 60.7 million U.S. dollars as at December 31, 2014).

The new revolving facility allows for drawdowns in Euros, Mexican pesos and U.S. dollars. The interest rates for Euro drawdowns and Mexican Pesos drawdowns are the EURIBOR and the TIIE, respectively, and the LIBOR for drawdowns in any other currency, plus a 4.5% spread per year. This spread is subject to a step-down based on the debt ratio calculations.

The revolving facility matures on July 28, 2019. As at December 31, 2014 and December 31, 2013 no amounts had been draw down on the revolving facility.

As at June 28, 2011, Atento Maroc, S.A. arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As at December 31, 2014, the principal loan balance was 3.4 million Dirhams (0.4 million U.S. dollars) (5.2 million Dirhams and 0.6 million U.S. dollars as at December 31, 2013).

Contingent Value Instruments

In relation to the acquisition described in Notes 1 and 5, two of the Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l. (formerly BC Luxco 3, S.à.r.l.), which held stakes in the Atento Group’s Argentinian subsidiaries, issued a CVI with the counterparties Atento Inversiones y Teleservicios, S.A. and Venturini S.A., a Telefónica subsidiary. The CVIs together have an aggregated nominal value of 666.8 million Argentinian Pesos.

The CVIs represent preferential debt of Atalaya Luxco 2 and Atalaya Luxco 3, and are subject to mandatory (partial) repayment in the following scenarios: (i) if the Argentinian subsidiaries maintain an excess-distributable cash balance, calculated as the greater of the sum of 30.3 million Argentinian Pesos (adjusted for inflation) or the sum that must be maintained by the subsidiaries to honor their financial obligations in each year, pursuant to their business plans; (ii) sale of all or substantially all of the shares of the Argentinian subsidiaries in respect of which the cash proceeds are distributed to Atalaya Luxco 2 and Atalaya Luxco 3; (iii) sale of the Atento Group whereby a portion of the price is allocated to the Argentinian subsidiaries, and (iv) payment of dividends by the Argentinian subsidiaries.

The aforementioned instrument will be extinguished at the date on which the principal amount and interest pending payment show a zero balance (in respect of the repayment of outstanding debt or a reduction of the outstanding balance pursuant to the terms and conditions of the CVIs). Without prejudice to the above, the conditions of the CVIs stipulate that on October 12, 2022 the balance of this debt will be reduced to zero. Moreover, the principal amount pending payment must be reduced by the aggregate amount of any damages that may be incurred by the Argentinian subsidiaries as the result of noncompliance with the clauses stipulated in the purchase contract between Bain Capital and Telefonica. The CVIs do not bear interest and are recognized at fair value. During the term of the CVIs, holders have preferential purchase rights in the event that the Argentinian subsidiaries are sold.

Vendor Loans

On December 12, 2012, Midco issued the Vendor Loan Note at an aggregate principal amount of €110.0 million (equivalent of approximately 143 million U.S. dollars) to an affiliate of Telefónica. The Vendor Loan Note had a scheduled maturity of December 12, 2022. Interest on the Vendor Loan Note accrued at a fixed rate of 5.0% per annum, and was payable annually in arrears. Interest on the Vendor Loan Note was payable in cash, if: (i) no default (or similar event) is ongoing or would arise under any financing documents of the Company, as defined in the agreement governing the Vendor Loan Note, as a result of such interest payment or any distribution or payment by a subsidiary to Midco to enable Midco to make the interest payment, and (ii) the Company is able to lawfully upstream funds to Midco. Any interest that was not payable in cash was capitalized and added to the outstanding principal amount outstanding under the Vendor Loan Note. Interest was payable in cash only to the extent that the borrower has received upstream payments from its subsidiaries in excess of the lesser of: (A) the expenses incurred during such interest period in connection with the operation of the Company plus management and advisory fees paid to Bain Capital Partners, LLC or (B) €35.0 million (increased by 3% for each subsequent interest period on a compounding basis). Additionally, following the sale of at least 66.66% of the business and assets of the Company, Midco shall be required to use the proceeds from such a sale to repay the Vendor Loan Note, subject to items (i) and (ii) above. The Vendor Loan Note did not contain any other financial maintenance covenants.

On May 16, 2014, Midco entered into an amendment letter and certain other related documentation with the VLN Lender which provided for certain amendments to be made to the Vendor Loan Note including, among others, changes reducing the principal amount of the Vendor Loan Note by €25.4 million (equivalent to $33.7 million for the period ended December 31, 2014). In addition, a portion of the total principal amount outstanding under the Vendor Loan Note was also reduced during the period ended December 31, 2014 by the proceeds of the issuance of the PIK Notes in 2020.

In addition, in May 30, 2014 Atalaya Luxco Midco issued €64 million of PECs (equivalent to 87 million U.S. dollars) which proceeds were applied to make a partial prepayment of the Vendor Loan Note.

On October 7, 2014, Midco prepaid to Telefónica the entire amount outstanding under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million). Consequently, as at December 31, 2014, there is no Vendor Loan outstanding balance.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Other payables	1,033	560
Deferred income	408	401

Total non-current	1,441	961

Suppliers	109,635	104,004
Advances	262	1,762
Suppliers of fixed assets	29,500	31,736
Personnel	124,795	111,154
Other payables	5,597	6,904
Deferred income	859	2,133

Total current	270,648	257,693

Total current and non-current	272,089	258,654

The carrying amount of trade and other non-trade payables is similar to the fair value, as the impact of discounting is not significant.

19) EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT

Share capital

As described in Note 1b, following the Reorganization Transaction and the IPO, the financial statements present before March 5, 2014 (date of incorporation of Atento S.A.) the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, as adjusted for the Reorganization Transaction. Thus, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

As at December 31, 2014 share capital stood at 48 thousand U.S. dollars, divided into 73,619,511 shares. PikCo owns 85.1% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its profits for the year to a legal a reserve until the reserve reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2013 and 2014, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings

Movements in retained earnings during 2013 and 2014 are as follow:

Thousands of U.S. dollars
Loss for 2012	(56,620)
At December 31, 2012	(56,620)
Loss for 2013	(4,039)
At December 31, 2013	(60,659)
Loss for 2014	(42,152)

At December 31, 2014	(102,811)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Share-based payments

a) Description of share-based payment arrangements

At December 31 2014, selected employees of Atento S.A. (directors, officers and other employees) had the following two share-based payment arrangements for the employees of its subsidiaries:

1. Time Restricted Stock Units (“RSU”) (equity settled)

•	Grant date: December 3, 2014

•	Amount: 256,134 RSUs

•	Vesting period: 50% vests on October 1, 2015 and the remaining 50% vests on October 1, 2016.

•	There are no other vesting conditions.

2. Performance RSU (equity settled)

•	Grant date: December 3, 2014

•	Amount: 931,189 RSUs

•	Vesting period: 100% of the RSUs vest on October 1, 2017.

•	Performance-based vesting conditions:

•

TSR Tranche: 50% of the RSUs shall satisfy the performance-vesting condition, if at all, based on the Total Shareholder Return (“TSR”) thresholds set forth, and measured from October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017; provided, that the baseline price for purposes of measuring the TSR compound annual growth will be $15.00. The thresholds are as follow:

•	Below 10% compound annual growth: nil RSUs vest;

•	10 % compound annual growth: 25% of the RSUs vest;

•	22% compound annual growth: 100% of the RSUs vest; and

•	Compound annual growth between 10% and 22%: RSUs vest based on a linear relationship

•

Adjusted EBITDA Tranche: The remaining 50% of the RSUs shall satisfy the performance vesting condition, if at all, based on the Adjusted EBITDA thresholds set forth; provided, that for purposes of measuring the Adjusted EBITDA Tranche, the Performance Period shall include the time period between end of the financial quarter immediately preceding October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017. The thresholds are as follow:

•	Below 8% compound annual growth: nil RSUs vest;

•	8% compound annual growth: 25% of the RSUs vest;

•	13.5% compound annual growth: 100% of the RSUs vest; and

•	Compound annual growth between 8% and 13.5%: RSUs vest based on a linear relationship.

The TSR Tranche and the Adjusted EBITDA Tranche are treated separately. Thus, for example, even if the TSR threshold is not met, provided the Adjusted EBITDA threshold is met, PRSUs will vest.

b) Measurement of fair value

The fair value of the RSUs for both arrangements has been measured using the Black-Scholes model. Service and non-market performance conditions attached to the arrangement were not taken into account in measuring the fair value. The inputs used in the measurement of the fair values at the grant date are presented here below.

	Time RSU		Performance RSU
	Time RSU	Time RSU	Adj. EBITDA	TSR 1	TSR 2	Comments
Variable
Stock price (USD)	11.06	11.06	11.06	11.06	11.06	Stock price of Atento S.A. in USD at grant date December 3, 2014
Strike price (USD)	0.01	0.01	0.01	19.97	27.74	Value close to nil will be paid
Time (years)	1	2	3	3	3	Time to vest as per the contract
Risk free rate	0.18%	0.57%	1.04%	1.04%	1.04%	USD risk free rate obtained from Bloomberg
Expected volatility	4.11%	4.11%	4.11%	4.11%	4.11%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	2.00%	2.00%	2.00%	2.00%	2.00%	Assumption is made to set dividend yield at 2% because 1) there will be a limited ability to pay dividends in the near term and 2) it is in line with the dividend yield of the main competitors
Value RSU in USD	10.83	10.62	10.41	—	—

The Time RSU has been split into two options for valuation purposes to reflect correctly the fact that 50% of the Time RSUs vests on October 1, 2016 and the remaining 50% will vest on October 1, 2017.

The Performance RSU has one market condition which needs to be taken into account when determining the grant date fair value. Two scenarios have been used to determine this fair value. For scenario “TSR 1” a compound annual growth of 10% was used; and for scenario “TSR 2” a compound annual growth rate of 22%. Given the base line price of USD15.00 (which was the opening price when Atento went to the stock exchange), a current stock price of USD 11.06 and a low expected volatility, it is unlikely that the PRSUs of the TSR Tranche will vest. This results in a low valuation.

The Adjusted EBITDA Tranche is not included in the fair value condition as this tranche has a non-market performance condition.

c) Outstanding RSUs

Movement in the number of RSUs has been nil since the grant date as shown in the table below. Holders of the RSUs will receive the shares of Atento S.A. without having to make a payment once the RSUs vest.

Management has made the following assumptions regarding the service and non-market performance conditions:

•	At the start of the plan, the expectation was that 100% of the holders of both the RSUs will meet the service conditions of 2 and 3 years.

•	For the second year, it is expected that 80% of the holders of the Time RSUs will meet the service condition of two years.

•	For the second and third year, it is expected that 80% of the holders of the Performance RSUs will meet the service condition for three years.

•	Finally, there is an 80% probability that the Adjusted EBITDA targets will be met.

A reference is made to the accounting policy regarding these share-based payments.

An overview of the current RSUs that are outstanding is given in the table below:

Balance as at December 3, 2014	Number of RSUs	Weighted average of RSUs granted	Vesting date
Time RSUs granted	256,134	USD 10.72	50% vests October 1, 2015, 50% vests October 1, 2016
Performance RSU granted	931,189	USD 10.41	100% vests October 1, 2017
Time/Performance RSUs vested	—
Time/Performance RSUs cancelled	—
Balance as at December 31, 2014
Time RSUs granted	256,134
Performance RSU granted	931,189

The RSUs have been shared with the subsidiaries as follow:

Country	Time RSU	Performance RSU
Argentina	13,881	20,600
Brasil	102,267	312,236
Chile	9,849	48,345
Spain	49,269	136,539
France	4,120	3,845
Guatemala	2,047	1,911
Mexico	51,195	112,446
Morocco	2,937	2,742
Peru	5,204	8,096
United States	15,365	284,429

Total	256,134	931,189

d) Expense recognized in Profit or Loss

In 2014, 584 thousand U.S. dollars related to stock-based compensation are recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	December 1 to December 31,	For the year ended December 31,
	2012	2013	2014
Profit/(loss) before tax	(48,489)	4,307	(23,619)
Income tax applying the statutory tax rate	(14,062)	1,259	(6,901)
Permanent differences	7,733	17,291	12,026
Adjustments due to international tax rates	14,453	(12,538)	4,584
Tax credits	—	(92)	(295)
Branches Income Tax	—	2,409	2,544
Reduction of the domestic federal statutory rate	—	—	6,554
Other	8	17	21

Total income tax expense	8,132	8,346	18,533

Permanent differences in 2012 are mainly due to provision in Brazil and Mexico wich are not deductible for tax purpose. Permanent differences in 2013 are mainly due to provisions in Brazil which are not deductible for tax purposes. Permanent differences in 2014 are mainly due to provisions in Brazil, Peru and Colombia, which are not deductible for tax purposes, and as a consequence of the liquidation of the Peruvian branch, which required Spain to writte off its existing tax credits related to the branch.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	December 1 to December 31,	For the year ended December 31,
	2012	2013	2014
Current tax expense	3,209	23,953	33,814
Deferred tax	4,768	(11,372)	(15,669)
Adjustment to prior years	155	(4,235)	388

Total income tax expense	8,132	8,346	18,533

The effective tax rate on Atento Group’s consolidated earnings in 2012 was 16.77%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. For these losses, Atento has not registered the corresponding deferred tax assets. Stripping out this effect, the pre-tax profit would have stood at 26,101 thousand U.S. dollars, with an income tax expense of 8,121 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 31.11%, in line with the reasonable parameters for a similar group.

The effective tax rate on Atento Group’s consolidated earnings in 2013 was 193.79%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out this effect, the pre-tax profit would have stood at 111,272 thousand U.S. dollars, with an income tax expense of 33,378 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 30%, in line with reasonable parameters for a comparable group.

The effective tax rate on Atento Group’s consolidated earnings in 2014 was (78.47%). This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result, and the tax effect of the impairment described in Note 7. Stripping out this effect, the pre-tax profit would have stood at 124,809 thousand U.S. dollars, with an income tax expense of 51,984 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 41.65%.

The years open for inspection by the tax authorities for the main taxes applicable vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. The directors of the Atento Group consider that no significant contingencies would arise from a review by the tax authorities of the operations in the years open to inspection, other than those described in Note 21.

b) Deferred tax assets and liabilities

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2013 and 2014 are as follow:

	Thousand U.S. dollars
	Balance at 12/31/2012	Results		Equity		Transfers	Translation differences	Balance at 12/31/2013
		Increases	Decreases	Increases	Decreases
DEFERRED TAX ASSETS	190,293	27,856	(17,207)	—	—	—	(21,003)	179,939
Unused tax losses(*)	4,495	18,584	(2,104)	—	—	—	339	21,314
Unused tax credits	410	7,467	(7,221)	—	—	—	(142)	514
Deferred tax assets (temporary differences)	185,388	1,805	(7,882)	—	—	—	(21,200)	158,111
DEFERRED TAX LIABILITIES	(138,079)	(458)	15,538	(3,001)	—	—	6,718	(119,282)
Deferred tax liabilities (temporary differences)	(138,079)	(458)	15,538	(3,001)	—	—	6,718	(119,282)

(*)	Tax credits for loss carryforwards.

	Thousand U.S. dollars
	Balance at 12/31/2013	Results		Equity		Transfers	Translation differences	Acquisition of new entities	Balance at 12/31/2014
		Increases	Decreases	Increases	Decreases
DEFERRED TAX ASSETS	179,939	48,016	(52,454)	—	—	(653)	(24,749)	38	150,137
Unused tax losses(*)	21,314	17,701	(15,832)	—	—	(645)	(4,400)	38	18,176
Unused tax credits	514	224	(187)	—	—	(413)	(103)	—	35
Deferred tax assets (temporary differences)	158,111	30,091	(36,435)	—	—	405	(20,246)	—	131,926
DEFERRED TAX LIABILITIES	(119,282)	3	22,371	—	1,596	(6)	14,097	(1,911)	(83,132)
Deferred tax liabilities (temporary differences)	(119,282)	3	22,371	—	1,596	(6)	14,097	(1,911)	(83,132)

(*)	Tax credits for loss carryforwards.

As a result of the business combination described in Note 5a, the Company recognized deferred tax assets amounting to approximately 100 million U.S. dollars from existing Brazilian tax regulations which permit companies to deduct goodwill arising from business combinations. These deferred tax assets amounted to 72 million U.S. dollars as at December 31, 2013 (103 million U.S. dollars in 2012). The Company also considered this amount as part of the assets acquired in the business combination. The remaining amount relates to the differences in the tax and accounting criteria for recognizing the Company’s provisions for risks. Additional deferred tax assets arising from the business combinations amounting to 31 million U.S. dollars were recorded due to the recognition of labor contingencies and other. The remaining amount relates to the differences in the tax and accounting criteria for recognizing the Company’s provisions for risks.

As a result of the business combination described in Note 5a, the Company recognized deferred tax liabilities amounting to 1.9 million U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination, which amounted to 113 million U.S. dollars as at December 31, 2013 (131 million U.S. dollars in 2012).

As a result of the business combination described in Note 5b, the Company recognized deferred tax liabilities amounting to 1.7 million U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2013	2014	2015	2016	2017	2018	2019	Subsequent years	Total
Tax losses	—	823	1,579	2,460	2,713	3,003	10,736	21,314
Deductible temporary differences	28,427	27,152	28,292	7,532	7,659	8,146	50,904	158,111
Tax credits for deductions	514	—	—	—	—	—	—	514
Total deferred tax assets	28,941	27,975	29,871	9,992	10,372	11,149	61,639	179,939
Total deferred tax liabilities	14,506	14,460	14,422	15,216	15,173	15,137	30,368	119,282

	Thousands of U.S. dollars
2014	2015	2016	2017	2018	2019	2020	Subsequent years	Total
Tax losses	702	1,346	2,098	2,313	2,560	2,560	6,595	18,174
Deductible temporary differences	23,719	22,655	23,607	6,285	6,391	6,797	42,474	131,928
Tax credits for deductions	35	—	—	—	—	—	—	35
Total deferred tax assets	24,456	24,001	25,705	8,598	8,951	9,357	49,069	150,137
Total deferred tax liabilities	10,078	10,051	10,605	10,575	10,549	10,528	20,746	83,132

In addition, the Atento Group has not capitalized certain tax losses amounting to 71 million U.S. dollars generated by the holding companies in the one-month period ended December 31, 2012.

The balance of deferred taxes related with items in other comprehensive income is as follow:

	Thousands of U.S. dollars
	2013	2014
Cash flow hedges	(3,001)	1,596

c) Tax consolidation

Since January 1, 2013, the following Atento Group companies in Spain have paid tax as part of consolidated tax group 230/13:

Parent Company: Atento Spain Holdco S.L.U. (formerly Global Chaucer, S.L.U.) Subsidiaries:

•	Atento Teleservicios España, S.A.U.

•	Atento Servicios Técnicos y Consultoría, S.A.U.

•	Atento Impulsa, S.A.U.

•	Atento Servicios Auxiliares de Contact Center, S.A.U.

•	Atento Spain Holdco 5, S.L.U. (formerly Global Kiowa, S.L.U.)

•	Atento Spain Holdco 6, S.L.U. (formerly Global Benoni, S.L.U.)

•	Atento Spain Holdco 2, S.A.U. (formerly Global Laurentia, S.L.U.)[1]

•	Atento Spain Holdco 4, S.A.U. (formerly BC Spain Holdco, S.A.U.)

•	Global Rossolimo, S.L.U.

Losses carried forward recognized by the tax group in 2014 (corrected for any adjustments on tax consolidation), amounting to 81,272 thousand U.S. dollars, will be offset by future profits obtained by the consolidated tax group.

[1]	Converted into a Public Limited Company on April 9th, 2013.

d) Public administrations

Details of receivables from public administrations and payables to public administrations at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
Receivables	2013	2014
Non-current
Indirect taxes	—	4,851
Current
Indirect taxes	5,887	4,691
Other taxes	12,891	6,071
Income tax	12,962	13,603

Total	31,740	29,216

	Thousands of U.S. dollars
	For the year ended December 31,
Payables	2013	2014
Non-current
Social security	1,949	1,596
Current
Indirect taxes	28,317	28,903
Other taxes	46,666	45,613
Income tax	7,582	7,351

Total	84,514	83,463

21) PROVISIONS AND CONTINGENCIES

Movements in provisions during 2013 and 2014 were as follow:

	Thousands of U.S. dollars
	12/31/2012	Allocation	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2013
Non-current
Provisions for liabilities	79,285	7,638	(15,360)	—	—	11,669	(10,416)	72,816
Provisions for taxes	5,432	5,750	(313)	—	616	—	(1,194)	10,291
Provisions for dismantling	15,463	2,296	(149)	—	1	(135)	(2,008)	15,468
Other provisions	361	1	(396)	—	74	446	1	487

Total non-current	100,541	15,685	(16,218)	—	691	11,980	(13,617)	99,062

Current
Provisions for liabilities	21,948	3,476	(3,634)	(475)	—	(11,668)	(2,455)	7,192
Provisions for taxes	938	—	85	—	—	—	(85)	938
Provisions for dismantling	29	72	(28)	—	—	135	(1)	207
Other provisions	1,979	5,789	—	(1,300)	—	(446)	159	6,181

Total current	24,894	9,337	(3,577)	(1,775)	—	(11,979)	(2,382)	14,518

	Thousands of U.S. dollars
	12/31/2013	Allocation	Acquisition of new entities	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2014
Non-current
Provisions for liabilities	72,816	11,635	2,104	(21,960)	—	—	—	(7,706)	56,889
Provisions for taxes	10,291	3,906	9,490	(356)	—	1,251	—	(2,865)	21,717
Provisions for dismantling	15,468	2,983	—	(375)	—	—	—	(2,127)	15,949
Other provisions	487	152	—	(434)	—	50	—	(36)	219

Total non-current	99,062	18,676	11,594	(23,125)	—	1,301	—	(12,734)	94,774

Current
Provisions for liabilities	7,192	2,878	—	(1,713)	(111)	—	—	(1,547)	6,699
Provisions for taxes	938	69	—	—	—	—	—	(61)	946
Provisions for dismantling	207	5	—	(135)	—	—	—	(14)	63
Other provisions	6,181	9,269	—	(3,116)	(58)	—	—	(1,475)	10,801

Total current	14,518	12,221	—	(4,964)	(169)	—	—	(3,097)	18,509

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 48,690 thousand U.S. dollar and 41,838 thousand U.S. dollar as at December 31, 2013 and 2014, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil in respect of social security payments, which could be subject to varying interpretations by the social security authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

At December 31, 2014, lawsuits still before the courts were as follow:

At December 31, 2014, Atento Brasil was involved in approximately 10,022 labor-related disputes, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 100,863 thousand U.S. dollars, of which 53,931 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable, 38,257 thousand U.S. dollars are classified as possible, and 4,996 thousand U.S. dollars are classified as remote.

Moreover, as of December 31, 2014 Atento Brazil was party to 10 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL68.0 million, of which BRL2.2 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure you that these current claims or future claims brought against us will not result in liability to us, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

In addition, at December 31, there are labor-related disputes belonging to the company CBCC totaling 1,166 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is possible.

Moreover, Atento Brasil, S.A. has 26 civil lawsuits ongoing for various reasons (17 in 2013). The total amount of these claims is approximately 3,199 thousand U.S. dollars (1,061 thousand U.S. dollars at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at December 31, 2014 Atento Brasil, S.A. has 29 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (33 in 2013). The total amount of these claims is approximately 33,796 thousand U.S. dollars (47,532 thousand U.S. dollars at December 31, 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 11,120 thousand U.S. dollars.

At December 31, 2014 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities amounting to 8,509 thousand U.S. dollars (9,473 thousand U.S. dollars in 2013). According to the Company’s external attorneys, materialization of the risk event is possible.

At December 31, 2014 Atento Teleservicios España S.A.U. and the rest of Spanish companies was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 4,401 thousand U.S. dollars (2,251 thousand U.S. dollars in 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2014 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 5,897 thousand U.S. dollars (4,823 thousand U.S. dollars in 2013). According to the Company’s external lawyers, materialization of the risk event is possible.

Provision for restructuring in Spain

On June 26, 2014, the Company communicated to the Spanish Labor Unions a headcount reduction plan in Spain (“Expediente de Regulación de Empleo”) which took into consideration a maximum number of terminations amounting to 9% (up to 672 employees) of the total headcount of Atento Teleservicios España, S.A.U. The estimated costs incurred in the personnel restructuring and other costs directly attributable to the restructuring at an amount equivalent to 13,918 thousand U.S. dollars as at September 30, 2014 were accrued and recognized in “Other provisions”. As at September 30, 2014, the vast majority of total costs incurred in connection with this restructuring process (11,484 thousand U.S. dollars) had already been paid.

An appeal against this agreement was filed by a minority of the unions before the Spanish National Court, claiming that the restructuring was null and void on a number of grounds. On November 12, 2014, the court issued its decision, and rejected each of the minority unions’ claims, except with respect to the claim that there was a defect in the referendum procedure conducted by the majority unions. The court ruled that there was a defect in the majority unions’ referendum procedure, and as a result, declared the Company’s headcount reduction plan to be null and void.

The court, based on that nullity, declared that the Company must reinstate all dismissed employees and pay their salaries in full for the period from when they were dismissed until reinstatement. The employees would be required to pay back the severance payments received upon termination. On November 19, 2014, the Company appealed this decision before the Spanish Supreme Court.

On December 12, 2014, the Spanish National Court approved a settlement agreement reached between the Company’s subsidiary in Spain and all seven trade unions with representation in the legal proceedings, which provides a headcount reduction of 476 employees of the total initially proposed headcount in the collective dismissal program.

According to the agreement reached, 179 employees will be readmitted to their prior positions with the Company on the terms they had before the process began, including receiving the same salary.

This unanimous agreement and its approval by the Spanish National Court bring to an end the process and reflect the efforts of all parties involved to reach a beneficial solution for all stakeholders.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue at the Atento Group for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 is as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Revenue
Services rendered	190,875	2,341,115	2,298,324

Total	190,875	2,341,115	2,298,324

b) Other operating income

Details of other operating income recognized in the consolidated income statements for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Other operating income
Other operating income	920	2,587	3,605
Operating grants	809	1,698	716
Income from indemnities and other non-recurring income	55	57	187
Gains on disposal of non-current assets	30	25	71

Total	1,814	4,367	4,579

c) Supplies

Details of amounts recognized under “Supplies” during the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Supplies
Subcontracted services	2,257	13,094	6,017
Infrastructure leases (Note 10)	351	2,279	3,164
Purchases of materials	229	570	1,123
Communications	955	18,288	27,334
Other	4,575	81,109	67,170

Total	8,367	115,340	104,808

d) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Employee benefit expense
Salaries and wages	86,423	1,297,424	1,296,861
Social security	11,448	159,109	153,821
Supplementary pension contributions	336	705	850
Termination benefits	2,850	24,212	22,347
Other welfare costs	25,650	162,047	162,494

Total	126,707	1,643,497	1,636,373

The average headcount in the Atento Group in 2012, 2013 and 2014 and the breakdown by country is as follow:

	Average headcount
	2012	2013	2014
Brazil	84,031	86,413	82,702
Central America	3,758	4,051	4,161
Chile	4,056	3,883	4,703
Colombia	4,895	5,400	6,274
Spain	14,491	13,830	12,121
Morocco	2,032	1,544	1,367
Mexico	18,861	18,823	20,033
Peru	10,109	10,561	12,874
Puerto Rico	797	763	706
United States	377	405	419
Czech Republic	791	933	673
Argentina and Uruguay	9,346	9,151	8,062
Corporate	94	75	81

Total	153,638	155,832	154,176

e) Depreciation and amortization

The depreciation and amortization charges recognized in the consolidated income statements for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Intangible assets (Note 6)	2,428	70,680	60,819
Property, plant and equipment (Note 9)	5,072	58,295	59,001

Total	7,500	128,975	119,820

f) Other operating expenses

The breakdown of “Other operating expenses” in the consolidated income statements for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Other operating expenses
External services provided by other companies	89,932	339,817	346,736
Losses on disposal of fixed assets	(324)	1,160	899
Taxes other than income tax	—	14,497	10,397
Other ordinary management expenses	5,743	196	2,160

Total	95,351	355,670	360,192

Details of “External services provided by other companies” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
External services provided by other companies
Leases (Note 25c)	11,231	118,335	106,345
Installation and maintenance	4,791	44,688	35,997
Lawyers and law firms	2,055	12,264	13,159
Tax advisory services	263	329	240
Consultants	11,780	36,255	30,436
Audits and other related services	4,106	2,740	6,911
Studies and work performed	106	1,497	724
Other external professional services	43,878	45,044	76,923
Publicity, advertising and public relations	299	7,753	9,327
Insurance premiums	175	1,998	1,987
Travel expenses	1,539	13,984	14,666
Utilities	3,548	35,627	31,701
Banking and similar services	352	625	8,734
Other	5,809	18,678	9,586

TOTAL	89,932	339,817	346,736

The amounts recognized under “Consultants” and “Other external professional services” in the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 primarily relate to expenses incurred on the acquisition of the Atento Group from Telefónica, S.A. and other integration related costs.

As at December 31, 2014, the total amount paid related to IPO costs was 43.8 million U.S. dollars, of which 1.3 million U.S. dollars were capitalized.

g) Finance income and costs

The breakdown of “Finance income” and “Finance costs” in the consolidated income statements for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	2012	2013	2014
Finance income
Interest received from third parties	2,595	10,832	17,326
Gains on the fair value of financial instruments	—	6,934	40,902
Gains on the disposal of financial assets	—	27	60

Total finance income	2,595	17,793	58,288

Finance costs
Interest paid to Group companies (Note 26)	(1,934)	(25,652)	(25,435)
Interest paid to third parties	(6,728)	(90,820)	(95,243)
Discounts to the present value of provisions and other liabilities	(1)	(1,215)	(1,385)
Losses on the disposal of financial assets	—	(161)	—
Loss in the fair value of financial instruments	—	(17,226)	(13,631)

Total finance cost	(8,663)	(135,074)	(135,694)

The breakdown of “Foreign Exchange gains” and “Foreign Exchange losses” is shown in the table below:

	2012
Thousands of U.S. dollars	Exchange gains	Exchange losses	Net
Foreign Exchange gains/(losses)
Loans and receivables	19	(940)
Other financial transactions	2,926	(2,892)
Current transactions	2,303	(1,392)

Total	5,248	(5,224)	24

	2013
Thousands of U.S. dollars	Exchange gains	Exchange losses	Net
Foreign Exchange gains/(losses)
Loans and receivables	23,781	(10,842)
Other financial transactions	1,329	(519)
Current transactions	24,982	(22,117)

Total	50,092	(33,478)	16,614

	2014
Thousands of U.S. dollars	Exchange gains	Exchange losses	Net
Foreign Exchange gains/(losses)
Loans and receivables	—	(32,905)
Current transactions	36,576	(37,034)

Total	36,576	(69,939)	(33,363)

23) FINANCIAL INFORMATION BY SEGMENT

The CEO is the chief operating decision maker (“CODM”). Management has determined the operational segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and appraising performance. The results measurement used by the CEO to appraise the performance of the Atento Group’s segments is earnings before interest, taxes and depreciation and amortization (“EBITDA”) and Adjusted EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

•	EMEA, which combines the activities carried out regionally in Spain, Morocco and the Czech Republic[2].

•	The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

•	Brazil, which is managed separately in view of its different language and major importance.

Inter-segment transactions are carried out at market prices.

The Atento Group uses EBITDA and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees and other items which are not related to our core operating results.

EBITDA and Adjusted EBITDA are a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group’s industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and Adjusted EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

[2]	Until December 2014 (See note 27).

The major data for these segments in the one month period ended December 31, 2012 was as follow:

	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	8,809	31,540	57,411	—	97,760
Sales to Telefónica Group customers	21,792	32,476	38,847	—	93,115
Intragroup sales	73	60	—	(133)	—
Other operating income and expenses	(26,235)	(49,584)	(80,541)	(69,459)	(225,819)
EBITDA	4,439	14,492	15,717	(69,592)	(34,944)
Depreciation and amortization	(1,287)	(2,750)	(3,375)	(88)	(7,500)
Operating profit/(loss)	3,152	11,742	12,342	(69,680)	(42,444)
Financial results	(818)	(2,660)	(2,564)	(2)	(6,044)
Income tax	(645)	(241)	27,478	(34,724)	(8,132)
Profit/(loss) for the period	1,689	8,841	37,256	(104,406)	(56,620)
EBITDA	4,439	14,492	15,717	(69,592)	(34,944)
Acquisition and integration costs	—	—	—	62,395	62,395
Restructuring costs	—	4,661	—	—	4,661
Site relocation costs	—	—	709	—	709
Other	(578)	—	—	(10)	(588)
Adjusted EBITDA	3,861	19,153	16,426	(7,207)	32,233
Capital expenditure	3,954	12,318	10,288	1,811	28,371
Fixed assets	148,657	353,323	426,846	4,007	932,833
Allocated assets	542,536	733,245	918,481	(233,300)	1,960,962
Allocated liabilities	362,123	436,595	793,503	401,454	1,993,675

The major data for these segments in the year ended December 31, 2013 was as follow:

	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	119,515	401,979	683,110	—	1,204,604
Sales to Telefónica Group customers	243,264	370,225	523,022	—	1,136,511
Intragroup sales	278	499	—	(777)	—
Other operating income and expenses	(338,802)	(657,436)	(1,055,441)	(55,487)	(2,107,166)
EBITDA	24,255	115,267	150,691	(56,264)	233,949
Depreciation and amortization	(24,398)	(47,695)	(55,886)	(996)	(128,975)
Operating profit/(loss)	(143)	67,572	94,805	(57,260)	104,974
Financial results	(18,358)	(3,891)	(43,913)	(34,505)	(100,667)
Income tax	7,770	(19,305)	(17,710)	20,899	(8,346)
Profit/(loss) for the period	(10,731)	44,376	33,182	(70,866)	(4,039)
EBITDA	24,255	115,267	150,691	(56,264)	233,949
Acquisition and integration costs	585	618	5,992	22,068	29,263
Restructuring costs	1,890	2,506	—	8,453	12,849
Sponsor management fees	—	—	—	9,130	9,130
Site relocation costs	—	—	1,845	—	1,845
Financing fees	—	—	561	5,543	6,104
Other	—	—	2,005	—	2,005
Adjusted EBITDA	26,730	118,391	161,094	(11,070)	295,145
Capital expenditure	7,180	31,812	63,241	796	103,029
Fixed assets	136,916	303,329	377,933	3,941	822,119
Allocated assets	535,645	694,391	853,018	(240,874)	1,842,180
Allocated liabilities	361,576	398,067	661,039	555,464	1,976,146

The major data for these segments in the year ended December 31, 2014 was as follow:

	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	127,291	408,485	693,165	—	1,228,941
Sales to Telefónica Group	207,241	370,527	491,615	—	1,069,383
Sales to other group companies	252	407	—	(659)	—
Other operating income and expense	(359,883)	(672,172)	(1,025,955)	(33,344)	(2,091,354)
EBITDA	(25,099)	107,247	158,825	(34,003)	206,970
Depreciation and amortization	(20,430)	(42,959)	(55,372)	(1,059)	(119,820)
Operating profit/(loss)	(45,529)	64,288	103,453	(35,062)	87,150
Financial results	(13,611)	(14,716)	(42,917)	(39,525)	(110,769)
Income tax	15,308	(19,641)	(22,271)	8,071	(18,533)
Profit/(loss) for the period	(43,832)	29,931	38,265	(66,516)	(42,152)
EBITDA	(25,099)	107,247	158,825	(34,003)	206,970
Acquisition and integration related costs	—	39	8,784	1,037	9,860
Restructuring costs	16,602	8,092	1,354	667	26,715
Sponsor management fees	—	—	—	7,285	7,285
Site relocation costs	—	—	1,668	—	1,668
Financing and IPO fees	—	405	1,893	49,657	51,955
Asset impairments and Other	34,938	1,902	(406)	(34,530)	1,904
Adjusted EBITDA	26,441	117,685	172,118	(9,887)	306,357
Capital expenditure	4,182	38,014	76,616	1,276	120,088
Fixed assets	76,081	257,322	363,103	3,239	699,745
Allocated assets	456,829	658,054	813,004	(269,986)	1,657,901
Allocated liabilities	312,676	378,782	611,560	(109,983)	1,193,035

“Other and eliminations” includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U., Atento Spain Holdco 6, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	Thousands of U.S. dollars
Country	2012	2013	2014
Spain	27,515	327,351	306,599
Morocco	2,099	20,863	18,417
Czech Republic	987	14,565	9,516
Other and eliminations(*)	73	278	252
EMEA	30,674	363,057	334,784
Argentina	19,211	198,710	151,939
Chile	4,897	68,454	79,270
Colombia	5,015	65,738	69,522
El Salvador	1,266	12,753	13,929
United States	1,416	20,142	20,727
Guatemala	1,073	14,405	15,323
Mexico	20,749	265,198	274,999
Peru	8,301	102,168	131,772
Puerto Rico	1,350	14,898	12,777
Uruguay	716	9,565	8,017
Panama	22	173	737
Other and eliminations(*)	60	499	407

Americas	64,076	772,703	779,419

Brazil	96,258	1,206,132	1,184,780
Other and eliminations(*)	(133)	(777)	(659)
Total sales to non-Group customers	190,875	2,341,115	2,298,324

(*)	Includes revenue holding-company level as well as consolidation adjustments.

As stated in Note 5, the Atento Group signed a framework contract with Telefónica that expires in December 31, 2021. In 2014, approximately 46.5% of service revenue were generated from business with Telefónica Group companies (48.5% in 2013 and 48.8% in 2012).

As stated in Note 9, property, plant and equipment totaled 237,196 thousand U.S. dollars at December 31, 2014 (231,603 thousand U.S. dollars at December 31, 2013 and 224,462 thousand U.S. dollars at December 31, 2012) and are primarily on site in Mexico and Brazil (23,527 thousand U.S. dollars and 149,039 thousand U.S. dollars, respectively at December 31, 2014; 24,934 thousand U.S. dollars and 137,161 thousand U.S. dollars, respectively at December 31, 2013).

24) RESULTS PER SHARE

Basic results per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

	Thousands of U.S. dollars
	2012	2013	2014
Result attributable to equity holders of the Company

Net loss for the period/year (thousands of U.S. dollars)(1)	(56,620)	(4,039)	(42,152)

Weighted average number of outstanding ordinary shares(2)	68,800	68,800	69,603

Basic result per share (per U.S. dollars)	(0.82)	(0.06)	(0.61)

(1)	Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net loss for the year.
(2)	The weighted average number of shares was calculated considering the convertion of ordinary shares had ocurred at October 7th, 2014 (see Note 19).

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the hypothetical conversion of all potentially dilutive ordinary shares. There is no difference between basic results and diluted results per share.

25) COMMITMENTS

a) Guarantees and commitments

As at December 31, 2013 and 2014 the Atento Group had issued various guarantees and commitments to third parties amounting to 233,413 thousand U.S. and 234,990 thousand U.S. dollars respectively.

The transactions guaranteed and their respective amounts at December 31, 2013 and 2014 are as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Guarantees
Financial, labor related, tax and rental transactions	97,431	158,499
Contractual obligations	135,830	76,486
Other	152	5

Total	233,413	234,990

The Company’s directors consider that no liabilities will arise from these guarantees in addition to those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by their purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the bulk of the remaining guarantees relates to tax and labor-related procedures.

b) Other financial commitments

As described in Note 17, on November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued debentures in Brazil, subscribed by institutional investors and assumed by Bain. This long term financial commitment matures in 2019.

In addition, on December 26, 2012 a trust agreement was signed between Atento Brasil, S.A. BC Brazilco Participações, S.A. and Banco BTG Pactual, S/A (as the depository bank) in order to guarantee this debenture issue.

As a result of the bonds issue by Atento Luxco 1, S.A. (formerly BC Luxco 1, S.A.) and the arrangement of the Super Senior Revolving Credit Facilities Agreement described in Note 17, in April and May 2013 the following financial documents adherence and guarantee agreements were signed, inter alia:

1. Adherence to financial documents by Atento Atención y Servicios S.A. de C.V., Atento Impulsa, S.A.U., Atento Servicios Técnicos y Consultoría, S.A.U., Atento Servicios Auxiliares de Contact Center S.A.U., Atento Colombia S.A., Teleatento del Perú S.A.C., and Atento Holding Chile, S.A. as Post Closing Guarantors.

2. Pledge of shares in Atento Group companies guaranteeing the financial loans, including Atento Mexicana, S.A. de C.V., Atento Servicios, S.A. de C.V. and Atento Teleservicios España, S.A.U. as “Initial Guarantors”, as well as Atento Atención y Servicios S.A. de C.V., Atento Impulsa, S.L.U., Atento Servicios Técnicos y Consultoría, S.L.U., Atento Servicios Auxiliares de Contact Center, S.L.U., Atento Colombia S.A., Teleatento del Peru S.A.C. and Atento Holding Chile, S.A. as “Post-Closing Guarantors”.

3. Pledge on the current accounts of Atento Teleservicios España, S.A.U., Atento Servicios Técnicos y Consultoría, S.A.U., Atento Impulsa, S.A.U., and Atento Servicios Auxiliares de Contact Center, S.A.U. Current accounts of these subsidiaries amount to 24,409 thousand U.S. dollars at December 31, 2013, and 41,091 thousand U.S. dollars at December 31, 2014.

Lastly, on April 29, 2013 Atento Mexico Holdco S.R.L. de C.V. and Atento Mexicana S.A. de C.V. entered into a trust agreement with CITIBANK N.A. London as bond underwriter for the loan contract, and as bond coverage guarantor.

c) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follow:

	Thousands of U.S. dollars
	2013	2014
Up to 1 year	90,930	73,717
Between 1 and 5 years	170,692	181,632
More than 5 years	33,116	36,986

Total	294,738	292,335

Total operating lease expenses recognized in the consolidated income statement for the year ended December 31, 2014 amount to 3,164 thousand U.S. dollars (2,279 thousand U.S. dollars in 2013 and 351 thousand U.S. dollars in 2012) under “Infrastructure leases” (see Note 22c) and 106,345 thousand U.S. dollars (118,335 thousand in 2013 and 11,231 thousand U.S. dollars in 2012) under “External services provided by other companies” (see Note 22f).

No contingent payments on operating leases were recognized in the consolidated income statements for the one month period ended December 31, 2012 and the years ended December 31, 2013 and 2014.

The operating leases where Atento Group acts as lessee are mainly on premises used as call centers. These leases have various termination dates, with the latest in 2024.

At December 31, 2014 the payment commitment for the early cancellation of these leases amounts to 141,779 thousand U.S. dollars (147,914 thousand U.S. dollars in 2013 and 185,394 thousand U.S. dollars in 2012).

26) RELATED PARTIES

Directors

The directors of the Company as at the date on which the financial statements were prepared are Melissa Bethell, Aurelien Vasseur, Francisco Tosta Valim, Thomas Ianotti, Luis Javier Castro, Stuart Gent, Devin O’Reilly, and Alejandro Reynal.

The directors currently serving on the Board of the Company received no remuneration whatsoever for their functions as directors in 2013 nor in 2014. At December 31, 2014, the directors acquired the right on the share-based payments, as described in Note 19.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in 2013 and 2014 are as follow:

2013

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodriguez Sedano	Legal and Regulatory Compliance Director
Diego Lopez San Román(*)	Director of Business Development
Juan Enrique Gamé	Regional Director—South America
Mariano Castaños Zemborain	Regional Director—EMEA
Nelson Armbrust	Regional Director—Brazil
Miguel Matey Marañón	Regional Director—North America and Mexico
Mauricio Teles Montilha	Chief Financial Officer
José Ignacio Cebollero Bueno	Director of Human Resources
John Robson	Director of Global Technology

(*)	Until December 15, 2013.

2014

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mauricio Teles Montilha	Chief Financial Officer
Mª Reyes Cerezo Rodriguez Sedano	Legal and Regulatory Compliance Director
Juan Enrique Gamé	Regional Director—South America
Jose María Pérez Melber	Regional Director—EMEA
Mariano Castaños Zemborain	Regional Director Commercial
Bruce Dawson	Regional Director Near Shore
Michael Flodin	Regional Diretor of Operations
Nelson Armbrust	Regional Director—Brazil
José Ignacio Cebollero Bueno	Director of Human Resources
Miguel Matey Marañón	Regional Director—North America and Mexico

The following table shows the total remuneration paid to the Atento Group’s key management personnel in 2012, 2013 and 2014:

	Thousands of U.S. dollars
	2012	2013	2014
Total remuneration paid to key management personnel	374	8,303	5,491

The breakdown of the remuneration shown above is as follow:

	Thousands of U.S. dollars
	12/31/2013	12/31/2014
Salaries and variable remuneration	7,896	4,990
Salaries	3,401	2,999
Variable remuneration	1,365	1,991
Other remuneration related to Management Incentive Program	3,130	—
Payment in kind	407	501
Medical insurance	70	72
Life insurance premiums	17	8
Other	320	421

Total	8,303	5,491

In July 2013, the Shareholders of Atento Group implemented a Management Incentive Plan ( “MIP”) pursuant to which certain of the Group’s senior management are granted the opportunity to invest in the Group. The eligibility of managers to participate is determined by the remuneration committee of the company.

Managers who participate in the MIP are required to subscribe to various classes of shares in a Luxembourg special purpose vehicle that is indirectly invested in Atalaya Luxco Topco S.C.A (“Topco”), the ultimate parent company of the Group. The shares held by each MIP participant fall into two categories: co-investment shares and performance shares.

The co-investment shares effectively allow managers to participate in dividends and other distributions on a pro rata and pari passu basis with Topco’s other shareholders. The performance shares only participate in dividends and other distributions if Topco’s majority shareholder achieves certain specified returns on its investment in Topco, with the performance shares being entitled to receive a progressively larger share of all dividends and other distributions (up to a pre-determined maximum percentage) as the total proceeds received by Topco’s majority shareholder reach certain pre-agreed hurdles.

MIP participants are only entitled to hold shares for so long as they are employed by a member of the Group. In the event that a MIP participant’s employment is terminated, his/her shares can be bought back at a pre-specified price that is linked to the circumstances surrounding the termination of the relevant manager’s employment and the length of time that such manager has held his/her shares.

In connection with the MIP, the participants were granted an amount in cash exclusively for the purpose of acquiring the shares described above which has been accounted for as a compensation expense in 2014. The Board of Directors does not expect any significant future impact in the financial statements as a consequence of this Program.

On July 18, 2013, Atento Spain Holdco 2, S.A.U., an indirect subsidiary, entered into a revolving facility agreement with Atalaya Management Luxco Investment pursuant to which Atento Spain Holdco 2, S.A.U. provided a Euro revolving loan facility in an aggregate amount equal to €3.0 million (4.1 million U.S. dollars) to Atalaya Management Luxco Investment for the purpose of acquiring an immaterial ownership interest in a related party. As at December 31, 2013, the management loan had an outstanding balance of 2,423 thousand U.S. dollars which is included in other non-current receivables (See Note 12) on the statement of financial position. The loan accrues interest at a rate of 6% per annum, matures on July 18, 2023 and was capitalized in full in April 2014.

On April 25, 2014, Atento Spain Holdco 2, S.A.U. contributed its receivable for the outstanding amount under the Facility (2,494 thousand euros equivalent to 3,449 U.S. dollars) to Atalaya Management Luxco Investment in exchange for the issuance by Atalaya Management Luxco Investment of a Class 4 Preference Share, fully subscribed by Atento Spain Holdco 2, S.A.U. On May 30, 2014, the Class 4 Preference Share was redeemed for a total consideration of 2,508 thousand euros (equivalent to 3,413 thousand U.S. dollars). The redemption price was fully paid in cash.

Balances and transactions with the Sole Shareholder and other related parties

The table below sets out balances and transactions with ATALAYA Luxco TOPCO, S.C.A, in 2013 and 2014 (in thousand U.S. dollars):

	12/31/2013	12/31/2014
Non-current payables to Group companies	519,607	—
Atalaya Luxco Topco, S.C.A.	519,607	—

Atalaya Luxco Topco, S.C.A payables are composed of the following: (i) four series of Preferred Equity Certificates (PECs, ALPECs and PPPECs) issued by the Atalaya Luxco Topco Company and subscribed by the Company, totaling 550.2 million U.S. dollars at October 3, 2014 (517.4 million U.S. dollars in 2013); (ii) interest accruing pending payment amounting to 26.0 million U.S. dollars at October 3, 2014 (2.2 million U.S. dollars in 2013).

The outlay for interest on these debts in 2014 was 25.4 million U.S. dollars (25.7 million U.S. dollars in 2013).

Preferred Equity Certificates

On December 3, 2012 the Company authorized the issuance of the following Preferred Equity Certificates (“PECs”):

•

Series 1: 50,000,000,000 PECs with a par value of 0.01 Euros each. These PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest of 8.0309%. As at December 31, 2012 and 2013 the Company had issued 23,580,000,000 Series 1 PECs for an aggregate amount of 311,114 and 325,192 thousand U.S. dollars, respectively. The interest capitalized in 2013 totaled 26,100 thousand U.S. dollars (equivalent to 26,479 thousand U.S. dollars at December 31, 2013). The interest accruing at December 31, 2013 totaled 2,197 thousand U.S. dollars.

•	Series 2: 200,000 PECs with a par value of 0.01 Euros each. These PECs mature after 30 years, but may be withdrawn prior to this in certain scenarios.

The yield is equal to the profit recognized for Luxembourg generally accepted accounting practices in connection with the “Specified Assets” (meaning the investment of the Company in the Luxco 1 Series 2 PECs, as defined in the terms and conditions of the Series 2 PECs) and not previously taken into account, less any loss recognized under the Luxembourg generally accepted accounting practices in connection with the Specified Assets for a previous “Accrual Period” (as defined in the terms and conditions of the Series 2 PECs), less a proportional amount of any direct expense (including overhead expenses) borne by the Company during the Accrual Period in relation to the Specified Assets and less the losses of the Company in relation to the Specified Assets during the Accrual Period, including any such losses carried forward from previous Accrual Periods, this amount is then divided by the number of Series 2 PECs in issue at any time in that period.

At December 31, 2012 and 2013 the Company had issued 200,000 Series 2 PECs for an aggregate amount of 3 thousand U.S. dollar.

•

Series 3: 25,000,000,000 PECs with a par value of 0.01 Euros each. These PECs mature after 60 years, but may be withdrawn prior to this in certain scenarios. The yield equals to the “Specified Income” (meaning the sum of all income and capital gains derived by the Company from the Eligible Assets less losses of the Company carried forward less all other expenses of the Company connected to the investment in the Eligible Assets, as defined in the terms and conditions of the Series 3 PECs) for each accounting period comprised in this “Accrual Period” (as defined in the terms and conditions of the Series 3 PECs) divided by 365 (or if a leap year, 366) and, respectively in the case of each such number so ascertained, multiplied by the number of days of each such accounting period that comprised that Accrual Period, then divided by the number of Series 3 PECs in issue. At December 31, 2013 the Company had issued 12,017,800,000 Series 3 PECs for an aggregate amount of 165,737 thousand U.S. dollars.

•

Series 4: 50,000,000,000 PECs with a par value of 0.01 euro each. These PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrued interest of 5%. At June 30, 2014 the Company had issued 6,414,652,564 Series 4 PECs for an aggregate amount of 64,147 thousand euros, equivalent to 87,285 thousand U.S. dollars.

The PECs were classified as subordinated debt with respect to the Company’s other present and future obligations.

The table below provides a summary of PECs and respective movements in 2014:

		Thousands of U.S. dollars
PEC	Maturity	12/31/2013	Issuance	Interest capitalized	Translation differences	Capitalizations	12/31/2014
Series 1 PECs	2042	353,867	—	20,749	(33,885)	(340,731)	—
Series 2 PECs	2042	3	—	3,197	(181)	(3,019)	—
Series 3 PECs	2072	165,737	—	—	(15,322)	(150,415)	—
Series 4 PECs	2044	—	87,285	1,489	(7,083)	(81,691)	—

Total		519,607	87,285	25,435	(56,471)	(575,856)	—

Given the specific features and conditions of these instruments and their recent date of issuance, the PECs’s book values approximate their fair value, and they are at Level 3 of the fair value hierarchy.

Transactions with Bain Capital

On December 12, 2012, Atento Spain Holdco, S.L.U., an indirect subsidiary of the Company, entered into a consulting services agreement with Bain Capital Partners, LLC, an investment adviser to certain of the Bain Capital funds, pursuant to which it agreed to provide general executive, business development and other financial advisory services to us. Pursuant to the consulting services agreement, Bain Capital Partners, LLC received an annual fee equal to the greater of €5.0 million and 3.00% of the Company’s annual EBITDA, plus reimbursement for reasonable out-of-pocket expenses.

Additionally, pursuant to a transaction services agreement between Atento Spain Holdco S.L.U. and Bain Capital Partners, LLC, dated as of December 12, 2012, it provides certain transaction-specific advisory services. Pursuant to this agreement, Atento Spain Holdco, S.L.U. paid Bain Capital Partners, LLC a transaction fee of $20.3 million in December 2012 principally related to the Acquisition, and it has agreed to pay transaction fees for advice and support relating to future transactions by us (including, without limitation, any share, asset or debt purchase, capital expenditures and refinancing of existing indebtedness) equal to 1.00% of the aggregate transaction value of each such future transaction plus any reasonable out-of-pocket expenses (including fees of any accountants, attorneys or other advisors retained by Bain Capital Partners, LLC and its affiliates) incurred in connection with the investigation, negotiation and consummation of such future transaction.

The transaction services agreement and consulting services agreements each have a one-year initial term and are thereafter subject to automatic one-year extensions unless Bain Capital Partners, LLC provides written notice of termination at least 90 days prior to the expiration of the initial term or any extension thereof. Bain Capital Partners, LLC may also terminate the agreements at any time by delivering to us written notice of termination. The agreements include customary indemnities in favor of Bain Capital Partners, LLC. The transaction services agreement and the consulting services agreement were amended on May 17, 2013.

On October 7, 2014, the parties thereof entered into a deed of termination in relation to the consulting services agreement and the transaction services agreement. In connection with such termination, Atento paid to Bain Capital Partners, LLC a termination fee of $23.0 million and a transaction fee of $1.5 million.

Our payment of fees to Bain Capital Partners, LLC in 2014 in connection with these agreements amounted to $31.5 million.

27) OTHER INFORMATION

a) Auditors’ fees

The fees to the various member firms of the Ernst & Young international organization, of which Ernst & Young, S.L., auditors of the Atento Group in 2012, 2013 and 2014, amounted to a 1,320 thousand U.S. dollars, 1,836 thousand U.S. dollars and 3,534 thousand U.S. dollars, respectively.

Details of these amounts are as follows:

	Thousands of U.S. dollars
	2012	2013	2014
Audit fees(*)
Audit services	1,320	1,836	3,534

Total	1,320	1,836	3,534

(*)

Audit services: services included in this heading are mainly the audit of the annual and interim financial statements and the review of the 20-F report to be filed with the Security and Exchange Commission (SEC) and the audit services related to the IPO. These fees include amounts in respect of fully consolidated Atento Group companies.

b) Restricted net assets

Certain of our consolidated subsidiaries are restricted from remitting certain funds to us including paying certain dividends, purchasing or redeeming capital stock, making certain payments on subordinated debt from our current indenture agreements and as a result of a variety of regulations, contractual or statutory requirements.

Our ability to distribute funds is limited by the indenture governing, our Senior Secure Notes, the Brazilian Debentures, the VLN and our CVIs and may be further restricted by the terms of any of our future debt or preferred equity. Restricted payments are generally limited by compliance with leverage ratios, fixed charge coverage ratios and permitted payment baskets. The Company may in the future require additional cash resources from the subsidiaries due to changes in business conditions or merely to declare and pay dividends to make distributions to shareholders.

As described in Note 1, Atento S.A. was incorporated as legal entity and as Group (Atento S.A. and subsidiaries) in 2014 due to the Reorganization Transaction and the IPO described in Note 1. Pursuant to the Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of MidCo’s operations as if Atento S.A. always would have been operating. The consolidated financial statements of Midco were substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Incorporation of Atento S.A. (Floatco) has been considered a common control transaction, applying the pooling of interest method.

In consequence, the separate condensed financial statements of the Company are presented below:

ATENTO S.A.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. Dollars)

	Fort the year ended December 31,
	2013	2014
ASSETS
Investments in affiliates	—	644,398
Loans to affiliates	—	—
Trade and other receivables	—	342
Other assets	—	4
Other receivables from public administrations	—	10
Cash and cash equivalents	—	9,333

TOTAL ASSETS	—	654,087

LIABILITIES AND EQUITY
Borrowings	—	—
Other debt	—	—
Accounts payable and other liabilities	—	9,878

TOTAL LIABILITIES	—	9,878

Share capital	—	45
Share premium	—	640,035
Retained earnings	—	(19,884)
Translation differences	—	24,014
Stock-based compensation	—	584

TOTAL SHAREHOLDERS EQUITY	—	643,625

	—

TOTAL LIABILITIES AND EQUITY	—	653,503

ATENTO S.A.

CONDENSED INCOME STATEMENTS

(In thousands of U.S. Dollars)

	Fort the year ended December 31,
	2013	2014
Revenue	—	—
Other operating expenses	—	(19,971)
Finance income	—	4
Finance expense	—	—
Net finance expense	—	92
(LOSS) BEFORE TAX	—	(19,879)
Income tax expense	—	(4)

LOSS FOR THE PERIOD	—	(19,883)

ATENTO S.A.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Thousands of US Dollars)

	For the year ended December 31,
	2013	2014
Loss for the period/year	—	(19,883)
Other comprehensive income/(loss)
Translation differences	—	24,014
Other comprehensive income/(loss), net of taxes	—	24,014

Total consolidated comprehensive loss	—	4,131

ATENTO S.A.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. Dollars)

	For the year ended December 31,
	2013	2014
Operating activities
Loss before tax	—	(19,879)
Adjustments to loss:
Gains/(losses) on disposal of financial assets	—	(3)
Net exchange differences	—	(88)

		(91)
Changes in working capital:
Change in trade and other receivable	—	353
Change in trade and other payable	—	9,874

		10,227
Other cash flows from operating activities
Interest received	—	3

		3

Net cash flows from/(used in) operating activities		(9,740)

Investing activities
Investment in affiliates	—	(55,036)

Net cash flows from/(used in) investing activities	—	(55,036)

Financing activities
Proceeds from common stock	—	72,293

Net cash flows from/(used in) financing activities	—	72,293

Exchange differences		1,816

Net increase in cash and cash equivalents	—	9,333

Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	—	9,333

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of preparation

The presentation of the Company’s stand-alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting. Such investments are presented on the statements of financial position as ‘‘Investment in affiliates’’ at cost less any identified impairment loss.

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

Reconciliation (in thousands of U.S. dollar)

IFRS Profit/(loss) reconciliation	For the year ended December 31,
	2013	2014
Company IFRS profit/(loss) for the period	—	(19,883)
Additional profit/(loss) if subsidiaries had been accounted for using the equity method	—	(22,269)

Consolidated IFRS profit/(loss) for the period	—	(42,152)

IFRS Equity reconciliation	For the year ended December 31,
	2013	2014
Parent shareholders’ equity	—	643,625
Additional equity if subsidiaries had been accounted for using the equity method	—	(178,759)

Consolidated IFRS shareholders’ equity	—	464,866

28) CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidating Condensed Statements of Operations for the years ended December 31, 2014 and 2013, Consolidating Condensed Balance Sheets as of December 31, 2014 and December 31, 2013 and Consolidating Condensed Statements of Cash Flow for the years ended December 31, 2014 and 2013 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 16 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidating Condensed Statements of Operations (thousands of U.S. dollars)

For the Year Ended December 31, 2013

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	—	—	—	944,073	944,073	1,404,966	(7,924)	2,341,115
Other operating income	—	—	—	2,117	2,117	2,020	230	4,367
Own work capitalized	—	—	—	563	563	385	—	948
Supplies	—	—	—	(57,694)	(57,694)	(57,637)	(9)	(115,340)
Employee benefit expenses	—	—	—	(685,639)	(685,639)	(1,016,018)	58,160	(1,643,497)
Depreciation and amortization	—	—	—	(68,940)	(68,940)	(40,858)	(19,177)	(128,975)
Changes in trade provisions	—	—	—	1,674	1,674	352	—	2,026
Other operating expenses	—	(5,250)	(104)	(143,690)	(143,794)	(218,864)	12,238	(355,670)

OPERATING PROFIT/(LOSS)	—	(5,250)	(104)	(7,536)	(7,640)	74,346	43,518	104,974

Finance income	—	56,381	28,021	6,638	34,659	11,343	(84,590)	17,793
Finance costs	—	(61,661)	(32,954)	(68,134)	(101,088)	(77,122)	104,797	(135,074)
Net foreign exchange gains/(loss)	—	(207)	—	6,362	6,362	10,066	393	16,614

NET FINANCE EXPENSE	—	(5,487)	(4,933)	(55,134)	(60,067)	(55,713)	20,600	(100,667)

PROFIT/(LOSS) BEFORE TAX	—	(10,737)	(5,037)	(62,670)	(67,707)	18,633	64,118	4,307

Income tax expenses	—	(613)	(4)	13,665	13,661	(3,893)	(17,501)	(8,346)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	—	(11,350)	(5,041)	(49,005)	(54,046)	14,740	46,617	(4,039)

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Year Ended December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	—	—	—	962,723	962,723	1,336,502	(901)	2,298,324
Other operating income	—	—	—	4,393	4,393	761	(575)	4,579
Own work capitalized	—	—	—	209	209	266	—	475
Supplies	—	—	—	(45,844)	(45,844)	(58,412)	(552)	(104,808)
Employee benefit expenses	(1)	—	(11)	(716,376)	(716,387)	(920,400)	415	(1,636,373)
Depreciation and amortization	—	—	—	(61,675)	(61,675)	(39,573)	(18,572)	(119,820)
Changes in trade provisions	—	—	—	(111)	(111)	1,776	—	1,665
Other operating expenses	(19,970)	(2,265)	(95)	(151,243)	(151,338)	(191,060)	4,441	(360,192)
Other gains	—	33,753	—	35,092	35,092	—	(33,753)	35,092
Impairment charges	—	—	—	(31,792)	(31,792)	—	—	(31,792)

OPERATING PROFIT/(LOSS)	(19,971)	31,488	(106)	(4,624)	(4,730)	129,860	(49,497)	87,150

Finance income	4	92,298	33,395	38,939	72,334	21,870	(128,218)	58,288
Finance costs	—	(67,185)	(29,636)	(68,986)	(98,622)	(72,991)	103,104	(135,694)
Net foreign exchange gains/(loss)	88	(30,475)	—	(37,725)	(37,725)	4,274	30,475	(33,363)

NET FINANCE EXPENSE	92	(5,362)	3,759	(67,772)	(64,013)	(46,847)	5,361	(110,769)

PROFIT/(LOSS) BEFORE TAX	(19,879)	26,126	3,653	(72,396)	(68,743)	83,013	(44,136)	(23,619)

Income tax expenses	(4)	(1,144)	(4)	6,232	6,228	(30,892)	7,279	(18,533)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(19,883)	24,982	3,649	(66,164)	(62,515)	52,121	(36,857)	(42,152)

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidating Condensed Balance Sheets (thousands of U.S. dollars)

As of December 31, 2013

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	—	927,758	668,624	694,822	1,363,446	523,373	(1,743,196)	1,071,381

Intangible assets	—	—	—	218,542	218,542	25,213	149,022	392,777
Goodwill	—	—	—	74,583	74,583	86,218	36,938	197,739
Property, plant and equipment	—	—	—	90,499	90,499	141,104	—	231,603
Investments	—	226,377	2,562	218,547	221,109	79,846	(527,332)	—
Non-current financial assets	—	701,381	666,062	38,003	704,065	68,535	(1,404,658)	69,323
Trade and other receivables	—	—	—	44	44	72	(44)	72
Other receivables from public administrations	—	—	—	—	—	—	—	—
Other non-current financial assets	—	698,696	666,062	35,274	701,336	55,709	(1,401,929)	53,812
Derivative financial instruments	—	2,685	—	2,685	2,685	12,754	(2,685)	15,439
Deferred tax assets	—	—	—	54,648	54,648	122,457	2,834	179,939

CURRENT ASSETS	—	38,850	231	440,298	440,529	358,273	(66,853)	770,799

Trade and other receivables	—	588	4	287,821	287,825	293,323	(28,711)	553,025
Trade and other receivables	—	188	—	269,124	269,124	280,284	(28,310)	521,286
Current income tax receivables	—	6	4	6,375	6,379	6,584	(7)	12,962
Other receivables from public administrations	—	394	—	12,322	12,322	6,455	(394)	18,777
Other current financial assets	—	12,412	—	1,021	1,021	3,263	(12,413)	4,283
Other financial assets	—	12,412	—	1,021	1,021	405	(12,413)	1,425
Derivative financial instruments	—	—	—	—	—	2,858	—	2,858
Cash and cash equivalents	—	25,850	227	151,456	151,683	61,687	(25,729)	213,491
					—

TOTAL ASSETS	—	966,608	668,855	1,135,120	1,803,975	881,646	(1,810,049)	1,842,180

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	—	(29,986)	(2,976)	(105,653)	(108,629)	111,426	(106,777)	(133,966)

Share capital	—	2,591	—	2,591	2,591	216,658	(221,840)	—
Share premium	—	1	2,592	(2)	2,590	(3)	(9)	2,579
Retained earnings	—	(67,654)	(5,359)	(49,002)	(54,361)	14,739	46,617	(60,659)
Translation differences	—	43,753	(209)	(50,563)	(50,772)	(130,272)	59,778	(77,513)
Cash flow hedge	—	(8,677)	—	(8,677)	(8,677)	10,304	8,677	1,627

NON-CURRENT LIABILITIES	—	977,949	671,308	1,044,205	1,715,513	554,741	(1,656,916)	1,591,287

Deferred tax liabilities	—	—	—	59,998	59,998	35,007	24,277	119,282
Interest-bearing debt	—	288,339	151,701	292,660	444,361	389,623	(288,339)	833,984
Non-current payables to Group companies	—	673,648	519,607	673,086	1,192,693	30,158	(1,376,892)	519,607
Derivative financial instruments	—	15,962	—	15,962	15,962	—	(15,962)	15,962
Non-current provisions	—	—	—	2,105	2,105	96,957	—	99,062
Non-current non trade payables	—	—	—	394	394	1,047	—	1,441
Other non-current payables to public administrations	—	—	—	—	—	1,949	—	1,949

CURRENT LIABILITIES	—	18,645	523	196,568	197,091	215,478	(46,356)	384,859

Interest-bearing debt	—	9,491	—	11,977	11,977	5,152	(9,492)	17,128
Current payables to Group companies	—	7,771	—	—	—	—	(7,771)	—
Trade and other payables	—	1,383	523	175,522	176,045	204,877	(29,093)	353,213
Trade payables	—	786	100	63,410	63,510	69,832	(24,232)	109,897
Current income tax payable	—	7	7	5,413	5,420	2,162	(7)	7,582
Other current payables to public administrations	—	573	—	38,169	38,169	36,814	(573)	74,983
Other non-trade payables	—	17	416	68,530	68,946	96,069	(4,281)	160,751
Current provisions	—	—	—	9,069	9,069	5,449	—	14,518

TOTAL EQUITY AND LIABILITIES	—	966,608	668,855	1,135,120	1,803,975	881,645	(1,810,049)	1,842,180

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	644,398	945,359	643,112	651,622	1,294,734	523,375	(2,465,726)	942,140

Intangible assets	—	—	—	143,946	143,946	34,559	114,573	293,078
Goodwill	—	—	—	62,316	62,316	80,099	27,056	169,471
Property, plant and equipment	—	—	—	85,237	85,237	151,959	—	237,196
Investments	644,398	249,986	26,170	218,547	244,717	79,846	(1,218,947)	—
Non-current financial assets	—	695,373	616,942	82,186	699,128	88,181	(1,390,424)	92,258
Trade and other receivables	—	—	—	39	39	10,507	(43)	10,503
Other receivables from public administrations	—	—	—	29	29	4,851	(29)	4,851
Other non-current financial assets	—	674,024	616,942	60,769	677,711	61,907	(1,369,003)	44,639
Derivative financial instruments	—	21,349	—	21,349	21,349	10,916	(21,349)	32,265
Deferred tax assets	—	—	—	59,390	59,390	88,731	2,016	150,137

CURRENT ASSETS	9,689	40,856	1,600	402,350	403,950	340,826	(79,560)	715,761

Trade and other receivables	356	7,886	1,535	256,563	258,098	256,098	(46,679)	475,759
Trade and other receivables	342	6,734	1,527	240,055	241,582	248,263	(45,527)	451,394
Current income tax receivables	4	10	8	8,469	8,477	5,122	(10)	13,603
Other receivables from public administrations	10	1,142	—	8,039	8,039	2,713	(1,142)	10,762
Other current financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Other financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Derivative financial instruments	—	—	—	—	—	—	—	—
Cash and cash equivalents	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440

TOTAL ASSETS	654,087	986,215	644,712	1,053,972	1,698,684	864,201	(2,545,286)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	644,210	46,956	611,541	(99,256)	512,285	149,230	(887,815)	464,866

Share capital	45	119	96	119	215	216,709	(217,040)	48
Net investment / Share premium	639,451	22,770	630,687	22,770	653,457	(3)	(676,240)	639,435
Retained earnings	(19,884)	(42,673)	(1,712)	(115,166)	(116,878)	66,860	9,764	(102,811)
Translation differences	24,014	74,585	(17,530)	866	(16,664)	(141,541)	(12,144)	(71,750)
Cash flow hedge	—	(7,845)	—	(7,845)	(7,845)	7,205	7,845	(640)
Stock-based compensation	584	—	—	—	—	—	—	584

NON-CURRENT LIABILITIES	—	916,374	31,578	970,711	1,002,289	498,274	(1,598,732)	818,205

Deferred tax liabilities	—	—	—	36,367	36,367	31,647	15,118	83,132
Interest-bearing debt	—	290,927	—	295,255	295,255	341,294	(290,927)	636,549
Non-current payables to Group companies	—	624,254	31,578	635,565	667,143	26,550	(1,317,947)	—
Derivative financial instruments	—	1,193	—	1,193	1,193	—	(1,193)	1,193
Non-current provisions	—	—	—	1,940	1,940	92,834	—	94,774
Non-current non trade payables	—	—	—	391	391	4,353	(3,783)	961
Other non-current payables to public administrations	—	—	—	—	—	1,596	—	1,596

CURRENT LIABILITIES	9,877	22,885	1,594	182,518	184,112	216,694	(58,738)	374,830

Interest-bearing debt	—	10,385	—	13,294	13,294	4,808	(11,726)	16,761
Current payables to Group companies	—	10,459	—	—	—	—	(10,459)	—
Trade and other payables	9,877	2,041	1,594	156,202	157,796	206,399	(36,553)	339,560
Trade payables	1,443	906	59	62,172	62,231	66,596	(25,410)	105,766
Current income tax payable	3	8	8	4,797	4,805	2,543	(8)	7,351
Other current payables to public administrations	289	747	—	37,131	37,131	37,096	(747)	74,516
Other non-trade payables	8,142	380	1,527	52,102	53,629	100,164	(10,388)	151,927
Current provisions	—	—	—	13,022	13,022	5,487	—	18,509

TOTAL EQUITY AND LIABILITIES	654,087	986,215	644,713	1,053,973	1,698,686	864,198	(2,545,285)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidating Condensed Statements of Cash Flows (thousands of U.S. dollars)

For the Year Ended December 31, 2013

			GUARANTORS
	Parent (Atento S.A.)	Subsiridiary issuer (Luxco 1)	Guarantor (Midco)	Guarantor (Restricted Group *)	Total	Non- guarantor (Other**)	Eliminations	Total
Operating activities
Loss before tax	—	(10,738)	(5,037)	(62,668)	(67,705)	18,760	63,990	4,307
Adjustments to loss:
Amortization and depreciation	—	—	—	68,935	68,935	40,858	19,183	128,976
Impairment allowances	—	(351)	—	(1,674)	(1,674)	(351)	350	(2,026)
Change in provisions	—	—	—	—	—	23,638	—	23,638
Grants released to income	—	—	—	(1,702)	(1,702)	—	—	(1,702)
Gains/(losses) on disposal of fixed assets	—	—	—	56	56	2,845	(1,741)	1,160
Gains/(losses) on disposal of financial assets	—	—	—	1,348	1,348	—	(1,348)	—
Finance income	—	(50,225)	(28,021)	(452)	(28,473)	(10,569)	78,435	(10,832)
Finance expense	—	48,864	32,954	55,163	88,117	71,493	(92,000)	116,474
Net exchange differences	—	207	—	(6,363)	(6,363)	(10,251)	(207)	(16,614)
Change in financial instruments fair value	—	8,710	—	5,495	5,495	3,844	(6,470)	11,579
Own work capitalized	—	—	—	—	—	(384)	384	—
Other (gains)/ losses	—	—	—	—	—	—	—	—

	—	7,205	4,933	120,806	125,739	121,123	(3,414)	250,653
Changes in working capital:
Change in trade and other receivable	—	589	(4)	(19,093)	(19,097)	23,518	36,618	41,628
Change in trade and other payable	—	1,186	72	(34,014)	(33,942)	9,039	(44,192)	(67,909)
Other assets (payables)	—	54,640	—	(7,661)	(7,661)	158,694	(226,416)	(20,743)

	—	56,415	68	(60,768)	(60,700)	191,251	(233,990)	(47,024)
Other cash flows from operating activities
Interest paid	—	(64,464)	(32,954)	(22,652)	(55,606)	(77,122)	133,923	(63,269)
Interest received	—	50,225	28,021	6,540	34,561	10,569	(89,879)	5,476
Income tax paid	—	613	—	(24,454)	(24,454)	(8,941)	2,032	(30,750)
Other payments	—	—	—	4,954	4,954	(14,717)	(10,032)	(19,795)

	—	(13,626)	(4,933)	(35,612)	(40,545)	(90,211)	36,044	(108,338)

Net cash flows from/(used in) operating activities	—	39,256	(4,970)	(38,242)	(43,212)	240,923	(137,368)	99,599

			GUARANTORS
	Parent (Atento S.A.)	Subsiridiary issuer (Luxco 1)	Guarantor (Midco)	Guarantor (Restricted Group *)	Total	Non- guarantor (Other**)	Eliminations	Total
Investing activities
Payments for acquisition of intangible assets	—	—	—	(8,651)	(8,651)	(19,981)	15,081	(13,551)
Payments for acquisition of property, plant and equipment	—	—	—	(39,144)	(39,144)	(49,960)	(26,119)	(115,223)
Acquisition of subsidiaries	—		(49,419)	—	(49,419)	—	36,135	(13,284)
Payments for financial instruments	—	(326,135)	—	(54,040)	(54,040)	(73,120)	438,466	(14,829)
Disposals of intangible assets	—	—	—	690	690	—	65	755
Disposals of property, plant and equipment	—	—	—	—	—	(5,849)	5,849	—
Proceeds from sale of financial instruments	—	18,538	—	—	—	4,037	10,156	32,731
Proceeds from sale of subsidiaries	—	—	—	—	—	—	—	—

Net cash flows from/(used in) investing activities	—	(307,597)	(49,419)	(101,145)	(150,564)	(144,873)	479,633	(123,401)

Financing activities
Proceeds from common stock	—	—	—	—	—	—	—	—
Proceeds from borrowings from third parties	—	280,709	151,701	304,460	456,161	—	(456,161)	280,709
Proceeds from borrowings from group companies	—	—	(97,151)	—	(97,151)	—	97,151	—
Repayment of borrowings from third parties	—	—	—	(203,214)	(203,214)	—	2,491	(200,723)
Repayment of borrowings from group companies	—	—	—	—	—	(48,765)	—	(48,765)

Net cash flows from/(used in) financing activities	—	280,709	54,550	101,246	155,796	(48,765)	(356,519)	31,221

Exchange differences			(212)	4,087	3,875	—	1,886	5,761

Net increase in cash and cash equivalents	—	12,368	(51)	(34,054)	(34,105)	47,285	(12,368)	13,180

Cash and cash equivalents at beginning of period	—	13,482	278	185,510	185,788	14,523	(13,482)	200,311
Cash and cash equivalents at end of period	—	25,850	227	151,456	151,683	61,808	(25,850)	213,491

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Year Ended December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Loss before tax	(19,879)	26,126	3,652	(72,396)	(68,744)	83,014	(44,136)	(23,619)
Adjustments to loss:
Amortization and depreciation	—	—	—	61,675	61,675	39,573	18,572	119,820
Impairment allowances	—	—	—	31,903	31,903	(1,776)	—	30,127
Change in provisions	—	—	—	12,696	12,696	18,202	(170)	30,728
Grants released to income	—	—	—	735	735	—	(735)	—
Gains/(losses) on disposal of fixed assets	—	—	—	971	971	(143)	—	828
Gains/(losses) on disposal of financial assets	(3)	(38)	—	(56)	(56)	—	37	(60)
Finance income	—	(54,876)	(33,395)	(631)	(34,026)	(18,383)	89,959	(17,326)
Finance expense	—	59,743	29,637	61,543	91,180	66,803	(95,663)	122,063
Net exchange differences	(88)	30,475	—	37,725	37,725	(4,274)	(30,475)	33,363
Change in financial instruments fair value	—	(29,939)	—	(29,969)	(29,969)	2,700	29,936	(27,272)
Own work capitalized	—	—	—	(209)	(209)	(266)	—	(475)
Other (gains)/ losses	—	(33,753)	—	(35,092)	(35,092)	—	32,465	(36,380)

	(91)	(28,388)	(3,758)	141,291	137,533	102,436	43,926	255,416
Changes in working capital:
Change in trade and other receivable	353	7,295	1,528	(35,473)	(33,945)	(38,182)	147,055	82,576
Change in trade and other payable	9,874	656	1,070	(12,947)	(11,877)	(6,623)	(7,691)	(15,661)
Other assets (payables)	—	317	464	91,468	91,932	46,113	(182,199)	(43,837)

	10,227	8,268	3,062	43,048	46,110	1,308	(42,835)	23,078
Other cash flows from operating activities
Interest paid	—	(59,743)	(4,202)	(61,543)	(65,745)	(66,672)	95,663	(96,497)
Interest received	3	37,316	—	12,765	12,765	11,223	(37,316)	23,991
Income tax paid	—	(9)	(2)	(17,158)	(17,160)	(1,733)	(84)	(18,986)
Other payments	—	—	—	(6,745)	(6,745)	(21,343)	—	(28,088)

	3	(22,436)	(4,204)	(72,681)	(76,885)	(78,525)	58,263	(119,580)

Net cash flows from/(used in) operating activities	(9,740)	(16,430)	(1,248)	39,262	38,014	108,233	15,218	135,295

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Investing activities
Payments for acquisition of intangible assets	—	—	—	(7,166)	(7,166)	(14,612)	(57)	(21,835)
Payments for acquisition of property, plant and equipment	—	—	—	(24,433)	(24,433)	(55,923)	(15,661)	(96,017)
Investment in affiliates	(55,036)	—	(23,000)	—	(23,000)	—	78,036	—
Acquisition of subsidiaries	—	—	—	—	—	(7,460)	—	(7,460)
Payments for financial instruments	—	—	—	—	—	(93,192)	—	(93,192)
Disposals of intangible assets	—	—	—	1,287	1,287	—	(1,194)	93
Disposals of property, plant and equipment	—	—	—	316	316	458	—	774
Proceeds from sale of financial instruments	—	—	—	—	—	66,562	—	66,562
Proceeds from sale of subsidiaries	—	—	—	1,237	1,237	—	—	1,237

Net cash flows from/(used in) investing activities	(55,036)	—	(23,000)	(28,759)	(51,759)	(104,167)	61,124	(149,838)

Financing activities
Proceeds from common stock	72,293	23,000	55,036	—	55,036	—	(78,036)	72,293
Proceeds from borrowings from third parties	—	—	—	—	—	68,630	—	68,630
Proceeds from borrowings from group companies	—	—	85,080	—	85,080	—	—	85,080
Repayment of borrowings from third parties	—	—	(116,003)	(2,514)	(118,517)	(68,650)	—	(187,167)
Repayment of borrowings from group companies	—	—	—	—	—	—	—	—

Net cash flows from/(used in) financing activities	72,293	23,000	24,113	(2,514)	21,599	(20)	(78,036)	38,836

Exchange differences	1,816	(3,093)	(27)	(14,301)	(14,328)	(8,923)	(1,816)	(26,344)

Net increase in cash and cash equivalents	9,333	3,477	(162)	(6,312)	(6,474)	(4,877)	(3,510)	(2,051)

Cash and cash equivalents at beginning of period	—	25,850	227	151,456	151,683	61,687	(25,729)	213,491
Cash and cash equivalents at end of period	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

29) EVENTS AFTER THE REPORTING PERIOD

The Company has evaluated events through March 24, 2015, which is the date on which the consolidated financial statements authorized for issued by the Board of Directors, and has determined that there were no additional subsequent events after December 31, 2014 requiring adjustment or disclosure in the consolidated financial statements.

a) Microsoft licenses

At January 2, 2015, Atento Brazil S.A. entered into a master agreement regarding the acquisition of rights to use Microsoft’ software from SofwareONE Commerce and Computer Services Ltda. (“Contractor”), in which the Contractor provides Microsoft’ software licenses Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico, and United States of America (“USA”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on January 2, 2015, 2016 and 2017, are summarized below:

Description	Thousands of US dollars
SoftwareONE agreement	37,440
Microsoft agreements (not received for analysis in this memorandum)	7,920

45,360

The agreement expires in three years from the date of the agreement and it is non-cancellable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Sole Shareholder of Atalaya Luxco Midco S.à.r.l.

We have audited the accompanying combined carve-out statements of financial position of Atalaya Luxco Midco Predecessor (the “Predecessor”), as defined in Notes 1 and 2 of the accompanying combined carve-out financial statements, as of December 31, 2011 and November 30, 2012, and the related combined carve-out statements of income, comprehensive income, invested equity, and cash flows for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012. These combined carve-out financial statements are the responsibility of Atalaya Luxco Midco S.à.r.l.’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of the Predecessor at December 31, 2011 and November 30, 2012, and the combined carve-out results of their operations and their cash flows for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw attention to the fact that, as described in Note 2 (Basis of preparation), the Predecessor has not operated as a separate legal entity. These combined carve-out financial statements are, therefore, not necessarily indicative of results that would have occurred if the Predecessor had been a separate standalone entity during the years presented or of the future results of the Predecessor.

Ernst & Young, S.L.

/s/ Carlos Hidalgo Andres
Carlos Hidalgo Andrés

Madrid, Spain

April 30, 2014

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	Notes	As of January 1, 2011	As of December 31, 2011	As of November 30, 2012
ASSETS
NON-CURRENT ASSETS		590,216	613,575	587,416

Intangible assets	(Note 6)	107,533	101,718	82,932
Goodwill	(Note 7)	171,917	189,071	179,322
Property, plant and equipment	(Note 8)	187,137	208,396	209,971
Non-current financial assets	(Note 9)	54,691	51,752	56,367
Deferred tax assets	(Note 18)	68,938	62,638	58,824
CURRENT ASSETS		562,312	611,026	676,355

Trade and other receivables	(Note 10)	416,812	484,934	546,310
Current income tax receivables	(Note 18)	2,581	7,997	34,557
Current tax receivables	(Note 18)	13,319	11,587	9,630
Current financial assets	(Note 9)	56,520	24,575	36,240
Other assets		3	28	—
Cash and cash equivalents	(Note 11)	73,076	81,905	49,618

TOTAL ASSETS		1,152,527	1,224,601	1,263,771

EQUITY AND LIABILITIES INVESTED EQUITY		658,132	631,225	670,067

Total net parent investment	(Note 2)	644,460	616,667	670,067
Non-controlling interests	(Note 16)	13,672	14,558	—
NON-CURRENT LIABILITIES		55,439	160,233	139,023

Deferred tax liabilities	(Note 18)	42,528	45,397	39,965
Interest-bearing debt	(Note 5,12,13)	471	102,220	75,426
Non-current provisions	(Note 17)	9,982	12,518	23,555
Other non-trade payables	(Note 14)	2,458	98	77
CURRENT LIABILITIES		438,956	433,143	454,681

Interest-bearing debt	(Note 5,12,13)	33,932	24,740	13,017
Trade payables	(Note 15)	65,678	103,174	103,826
Income tax payables	(Note 18)	8,563	11,234	47,396
Current tax payables	(Note 18)	97,195	87,998	76,362
Current provisions	(Note 17)	12,922	24,077	29,442
Other non-trade payables	(Note 14)	220,666	181,920	184,638

TOTAL EQUITY AND LIABILITIES		1,152,527	1,224,601	1,263,771

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT INCOME STATEMENTS

(In thousands of U.S. dollars)

	Notes	For the year ended December 31,	January 1 to November 30,
		2011	2012
Revenue	(Note 19a)	2,417,286	2,125,928
Other operating income	(Note 19b)	7,221	1,857
Supplies	(Note 19c)	(129,845)	(105,508)
Employee benefits expense	(Note 19d)	(1,701,918)	(1,482,842)
Depreciation and amortization	(Note 19f)	(78,503)	(78,148)
Changes in trade provisions	(Note 10)	(2,690)	(13,945)
Other operating expenses	(Note 19g)	(356,001)	(283,577)

OPERATING PROFIT		155,550	163,765

Finance income	(Note 19h)	10,931	11,581
Finance costs	(Note 19h)	(19,193)	(23,508)
Net foreign exchange loss		(2,820)	(976)

NET FINANCE EXPENSE	(Note 19h)	(11,082)	(12,903)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		144,468	150,862

Income tax expense	(Note 18)	54,856	60,706

PROFIT FOR THE PERIOD (from continuing operations)		89,612	90,156

Profit after tax for the year from discontinued operations	(Note 21)	722	0

PROFIT FOR THE PERIOD		90,334	90,156

Profit attributable to:
Net parent investment		87,937	89,749
Non-controlling interests	(Note 16)	2,397	407
Basic and diluted earnings per share attributable to equity holders of the parent (U.S. dollars)		N/A	N/A

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year ended December 31,	January 1 to November 30,
	2011	2012
Profit for the period	90,334	90,156
Other comprehensive income
Items that will not be reclassified to profit or loss	—	—

Items that may be subsequently reclassified to profit or loss
(Losses)/ gains on cash flow hedges	(418)	(2,560)
Tax effect	125	768
Currency translation differences	(47,638)	(4,629)

	(47,931)	(6,421)

Total comprehensive income for the period	42,403	83,735

Attributable to:
Net parent investment	41,517	82,251
Non-controlling interests	886	1,484

Total comprehensive income for the period	42,403	83,735

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN INVESTED EQUITY

(In thousands of U.S. dollars)

	Net parent investment	Hedges	Currency translation differences	Total net parent investment	Non-controlling interests (Note 16)	Total invested equity
Balance at December 31, 2010 (Note 2)	587,383	1,483	55,594	644,460	13,672	658,132

Profit for the period	87,937	—	—	87,937	2,397	90,334
Other comprehensive income for the period	—	(293)	—	(293)	—	(293)
Translation differences	—	—	(46,127)	(46,127)	(1,511)	(47,638)

Total comprehensive income for the period	87,937	(293)	(46,127)	41,517	886	42,403

Movements in net parent investment (Note 2)	(69,310)	—	—	(69,310)	—	(69,310)

Balance at December 31, 2011	606,010	1,190	9,467	616,667	14,558	631,225

Profit for the period	89,749	—	—	89,749	407	90,156
Other comprehensive income for the year	—	(1,792)	—	(1,792)	—	(1,792)
Translation differences	—	—	(5,706)	(5,706)	1,077	(4,629)

Total comprehensive income for the year	89,749	(1,792)	(5,706)	82,251	1,484	83,735

Dividends paid	—	—	—	—	(5,790)	(5,790)
Acquisition of non-controlling interests	10,252	—	—	10,252	(10,252)	—
Movements in net parent investment (Note 2)	(39,103)	—	—	(39,103)	—	(39,103)

Balance at November 30, 2012	666,908	(602)	3,761	670,067	—	670,067

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31	January 1 to November 30
	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax from continuing operations	144,468	150,862

Profit before tax from discontinuing operations	722	—

Profit before taxation	145,190	150,862

Adjustments for:	100,201	144,169
Depreciation and amortization (Note 19f)	78,504	78,148
Changes in provisions	(4,507)	30,066
Impairment losses	11,224	21,658
Allocation of government grants	(1,902)	(751)
Losses on derecognition and disposal of fixed assets	5,800	2,145
Finance income (Note 19h)	(10,931)	(11,581)
Finance expense (Note 19h)	19,193	23,508
Net foreign exchange loss	2,820	976

Changes in working capital	(94,283)	(78,684)

Trade and other receivables	(64,380)	(77,647)
Trade and other payables	(29,464)	7,925
Other payables	(439)	(8,962)

Other cash flows from operating activities	(34,520)	(52,735)

Interest paid	(21,300)	(13,231)
Interest received	21,029	11,158
Payment of taxes	(34,249)	(50,662)

Net cash from operating activities	116,588	163,612

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investments	(165,193)	(118,856)

Intangible assets	(73,921)	(12,083)
Property, plant & equipment	(91,272)	(90,493)
Financial assets	—	(16,280)

Proceeds from disposals	30,596	134

Intangible assets	—	—
Property, plant & equipment	5,642	134
Other financial assets	24,954	—

Net cash from investing activities	(134,597)	(118,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of non-controlling interest	—	(10,252)
Issuance of loans	127,226	39,624
Repayment of loans	(32,528)	(77,710)
Payment for dividends	(67,739)	(26,647)

Net cash from financing activities	26,959	(74,985)

Effect of changes in exchange rates	(121)	(2,192)

Net increase/ (decrease) in cash and cash equivalents	8,829	(32,287)

Cash and cash equivalents at the beginning of the period	73,076	81,905
Cash and cash equivalents at the end of the period	81,905	49,618

The accompanying Notes 1 to 24 are an integral part of these combined carve-out financial statements

ATALAYA LUXCO MIDCO PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. COMPANY INFORMATION

Atento Inversiones y Teleservicios S.A.U. (“AIT”) and subsidiaries (“AIT Group”) comprised a group of companies that offered contact management services to their clients throughout the entire contract life cycle through contact centers or multichannel platforms. The AIT Group was a 100% owned subsidiary of Telefónica S.A., the parent of a group of companies operating in the telecommunications, media and entertainment sectors (the “Telefónica Group”). The AIT Group operated in 15 countries worldwide offering its multi-national clients high-quality, tailored services for the customer-facing parts of their business. The core solutions offered to clients include customer service, sales, collections, technical support, service desk, back office support and other BPO/CRM processes, including increasingly sophisticated services, such as back-office financial processing of new credit applications. AIT Group services range from basic customer services to the management of sophisticated business processes through multiple channels using complex technologies.

In December 2012, certain funds affiliated with Bain Capital Partners, LLC (“Bain Capital”) entered into an agreement with Telefónica, S.A. for the acquisition of nearly 100% of the business of customer relationship management (“CRM”) carried out by the subsidiaries of the AIT Group (the “Acquisition”). Bain Capital, through a newly created entity denominated Atalaya Luxco Midco, S.á.r.l. (the “Successor” or “Midco”) and certain of its affiliates, acquired nearly all the subsidiaries of AIT (together, the “Acquired Subsidiaries”), except for the AIT Group subsidiaries in Venezuela and the remaining assets and liabilities of AIT itself. Although the formalization of the agreement occurred on December 12, 2012, the date of acquisition of control for the purpose of the business combination was December 1, 2012, the date as of which the operations acquired have been incorporated into the Successor’s financial statements.

2. BASIS OF PREPARATION

Atalaya Luxco Midco Predecessor, which represents the historical financial information of the Acquired Subsidiaries (the “Predecessor”), is not an existing legal entity for the periods presented in these combined carve-out financial statements. Management has prepared these combined carve-out financial statements for the purpose of including them in a prospectus as historical financial information of the operations of the AIT Group acquired by the Successor as described in Note 1 and for the purpose of allowing comparability with the Successor consolidated financial statements for the periods after the Acquisition. The Successor consolidated financial statements for the periods after the Acquisition are comprised of the Successor and its subsidiaries. The combined carve-out financial statements also provide a fair presentation of the combined entity’s financial position and allow users to assess the ability of the reporting entity to generate cash flows.

The combined carve-out financial statements are presented as of December 31, 2011 and as of management’s closing period of November 30, 2012, which is the last day before the Successor acquired control of the Acquired Subsidiaries. These combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The accompanying combined financial statements are presented on a combined carve-out basis from AIT and its subsidiaries’ historical consolidated financial statements prepared under International Financial Reporting Standards as endorsed by the European Union, which, for the periods presented herein, do not present differences as compared to International Financial Reporting Standards as issued by the International Accounting Standards Board. These combined carve-out financial statements are prepared based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by Successor and that are part of its consolidated group after the Acquisition, applying the principles underlying the consolidation procedures of International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements.

The combined carve-out financial statements portray all the costs of doing business of the Predecessor, in line with U.S. Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) Topic 1.B.1. Accordingly, the following describes the most significant allocations and assumptions applied by the directors when preparing the combined carve-out financial statements of the Predecessor.

The combined carve-out financial statements do not include the results of operations of the Venezuelan subsidiaries of the AIT Group, as these were not acquired in the Acquisition. The Venezuelan subsidiaries were separately managed, separately financed and have their own historical books and records. All intercompany trading transactions, all of which were transacted on an arm’s length basis, and balances between the Predecessor and the Venezuelan entities have been included as third-party transactions in the combined carve-out financial statements of the Predecessor.

In addition, the combined carve-out financial statements do not include certain assets, liabilities, reserves and the related income and expenses of AIT which were not acquired in the Acquisition and do not reflect the operations of the combined entities. The main assets and liabilities which have been carved out from AIT and are therefore not reflected in the combined carve-out financial statements are described below:

•	Cash and cash equivalents of AIT, together with any related income, as they were not acquired as part of the Acquisition.

•

Short-term and long-term debt held by AIT with financial institutions, as the debt was not part of the Acquisition and such debt and the related interest expense are not representative of the operations of the combined entities because the funds obtained through these loans were not utilized in the operations of the combined entities.

•

Deferred tax assets of AIT, because the fiscal benefits of the deferred tax assets are utilized by Telefónica, S.A. in its consolidated tax filing and were not utilized for the fiscal benefit of AIT or its subsidiaries. The Telefónica Group ultimately bears the obligation for filing tax returns with the regulatory tax administration. Further, deferred tax assets were not acquired by Bain Capital as there was no fiscal benefit to AIT’s acquired assets and liabilities or the acquired subsidiaries.

The main impact from the carve-out of the Venezuelan subsidiaries and certain assets and liabilities of AIT is the following for each of the periods (in thousands of U.S. dollars):

	January 1, 2011	December 31, 2011	November 30, 2012
Non-current assets	46,030	24,594	26,970
Current assets	44,759	58,158	46,754

Total assets	90,789	82,752	73,724

Non-current liabilities	502	441	(428)
Current liabilities	17,758	36,502	26,782

Equity	72,529	45,809	47,370

Total Liabilities and Equity	90,789	82,752	73,724

Revenues	—	89,178	72,188

Operating profit (Loss)	—	(14,830)	(11,543)

Profit (loss) for the year/period	—	(60,172)	3,463

In addition, certain AIT operating expenses attributable to the combined entities were included in the combined carve-out income statements to reflect the actual costs incurred to operate the business of the Acquired Subsidiaries. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as a separate entity during all of the periods presented.

All intercompany transactions and accounts within the Predecessor and its controlled entities have been eliminated in full. Transactions between the Predecessor and the parts of the AIT Group that were not acquired in the Acquisition that were previously eliminated in the consolidated financial statements of the AIT Group have been reinstated in these combined carve-out financial statements. Transactions that have taken place with the Telefónica Group (including the parts of the AIT Group) that were not acquired are regarded as transactions with related parties and as such have been disclosed in accordance of IAS 24, Related Party Disclosures.

These combined carve-out financial statements include a theoretical income tax calculation as if the entities were separate legal entities preparing income taxes at the company level.

As these financial statements have been prepared on a combined carve-out basis, it is not meaningful to show share capital or provide an analysis of reserves. Therefore, amounts which reflect the carrying value of investments of AIT in the combined entities are disclosed as “Net parent investment”, while carrying value of net assets attributable to shareholders other than AIT are presented as “Non-controlling interests”. The amounts reflected in Movements in net parent investment in the combined statement of changes in invested equity refer to payments of dividends made by certain subsidiaries to the former shareholder (AIT), which have been considered as transactions with third parties, the change of the net assets among periods acquired in the Acquisition from AIT and the payments made by the combined entities related to acquired assets. In addition, as the combined entities have no historical capital structure since the Predecessor was not an existing legal entity during the periods presented, earnings per share as required by IAS 33, Earnings per Share have not been presented.

Accordingly, after carving-out the abovementioned transactions, the total “Net parent investment” as of January 1, 2011 is a result of the following main net assets:

January 1, 2011	Assets	Current Liabilities	Non current liabilities	Net assets
Gr. Atento (Total)	1,152,527	438,956	55,439	658,132
Gr. Atento Argentina	51,845	29,974	312	21,559
Atento Holding Chile	17,012	108	—	16,904
Gr. Atento Chile	50,000	12,294	810	36,896
Atento Perú, SAC	50,590	21,783	362	28,445
Gr. Atento Mexico	105,621	42,949	14	62,658
Gr. Atento Centroamérica	23,232	4,772	62	18,398
Atento Colombia	22,927	10,612	40	12,275
Atento Texas	8,334	2,629	—	5,705
Atento Puerto Rico + USA	9,405	2,286	—	7,119
Atento do Brasil, LTDA (Brasil)	641,718	245,261	53,189	343,268
Gr. Atento España	105,059	49,914	469	54,676
Atento Marruecos	19,327	7,254	—	12,073
Atento Italia	355	958	—	(604)
Atento Chequia	5,849	1,804	—	4,045
Atento N.V.	27,958	122	—	27,836
AIT	13,295	6,236	180	6,879

The combined statements of cash flows have been prepared under the indirect method in accordance with IAS 7, Cash Flow Statements. Foreign currency transactions are translated at the average exchange rate for the year, in those cases where the currency differs from the presentation currency of the Predecessor (the U.S. dollar), as outlined in Note 3b. The net change in cash and cash equivalents reflects the movement in the corresponding year, with the beginning balances for each year taking into account the impact of differences arising from the translation of foreign currency balances using the aforementioned translation method.

Management believes that the assumptions and estimates used in preparation of the underlying combined carve-out financial statements are reasonable. However, the combined carve-out financial statements herein do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor´s future results of operations, financial position or cash flows.

The figures in these combined carve-out financial statements are expressed in thousands of U.S. dollars unless otherwise indicated. The U.S. dollar is the Predecessor´s presentation currency, which differs from the AIT Group’s presentation currency, which was the Euro. Therefore, the change in the presentation currency of the combined entities, compared to the currency in which they were historically presented under the AIT Group reporting, has been treated as a change in accounting policy and accounted for retrospectively. There has been no effect due to this change other than the presentation of all numbers in U.S. dollars and the inclusion of an opening statement of financial position as of the beginning of the comparative period.

These combined carve-out financial statements have been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value.

3. ACCOUNTING POLICIES

The principal accounting policies used in preparing the combined carve-out financial statements were as follows:

a) Goodwill

For acquisitions taking place after January 1, 2004, the IFRS transition date of the Predecessor, goodwill represents the excess of the acquisition consideration over the acquirer’s interest, at the acquisition date, in the fair values of the identifiable assets and liabilities acquired from a subsidiary. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, the Predecessor availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying combined carve-out statements of financial position include goodwill as of the opening balance sheet date of January 1, 2011 as previously carried in the financial statements of AIT and translated into the new presentation currency, U.S. dollars. Deferred tax liabilities due to temporary differences related to goodwill arise due to the amortization of goodwill for tax purposes, as goodwill is not amortized for accounting purposes.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes in circumstances indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the goodwill is allocated based on the identified synergies that will benefit the CGU or group of CGUs. Where the recoverable amount is less than the carrying amount, the CGU is considered impaired and a provision is recognized to reflect the loss. The impairment then obtained is allocated to goodwill first and the remainder provision (if any) proportionally to the rest of the assets of the CGU. The goodwill impairment is irreversible impairment.

b) Translation methodology

The combined carve-out financial statements of the Predecessor´s foreign subsidiaries were translated to U.S. dollars at period-end exchange rates, except for:

1.	Net parent investment, which was translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the period.

3.	Cash flow statements, which were translated at the average exchange rates for the period.

Goodwill and fair value adjustments of statement of financial position items arising on the acquisition of an interest in a foreign operation are treated as part of the assets and liabilities of the acquired company and, therefore, translated at its closing rate at period end.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Total Net parent investment” in the accompanying combined statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests”.

c) Foreign currency transactions

Monetary assets and liabilities denominated in a different currency than the functional currency of the combined entities are initially recorded at the functional currency rate at the date of the transaction and retranslated at the rate of exchange at the close of the period, recognizing the difference between both amounts in profit or loss for the period.

d) Intangible assets

“Intangible assets” are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired in a business combination are initially measured at fair value at the date of acquisition.

Acquisition cost comprises the purchase price, including import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. At December 31, 2011 and November 30, 2012 there were no intangible assets with an indefinite useful life.

The amortization charge is recognized in the consolidated income statement under “Depreciation and amortization.”

Amortization methods and schedules are revised annually at each financial year-end and, where appropriate, adjusted prospectively.

Computer software

Software is measured at cost and amortized on a straight-line basis over its useful life, generally estimated at between three and five years.

Intellectual property

Amounts paid to acquire or use intellectual property are recognized under “Intellectual property”. Intellectual property is amortized on a straight-line basis over its useful life, estimated at 10 years.

Other intangible assets and development costs

Development costs are recognized when specific criteria are satisfied, being these criteria mainly related with the probability of generating future revenue because the project developed is viable, the availability of resources and the intention to finalize the project, being the costs associated to it reliably estimated.

These assets are amortized on a straight-line basis over their useful life, which ranges from 4 to 10 years.

e) Property, plant and equipment

Property, plant and equipment is measured at cost, less any accumulated depreciation and any impairment losses. Land is not depreciated. Property, plant and equipment acquired in a business combination are initially measured at fair value at the date of acquisition.

Acquisition cost comprises the purchase price, including import duties and non-refundable taxes, after deducting trade discounts and rebates, and directly attributable costs of readying the asset for its intended use.

Cost also includes, where appropriate, the initial estimate of decommissioning, withdrawal and site reconditioning costs when the Predecessor is obliged to bear the expenditures because of the use of the assets.

Repairs which do not prolong the useful life of the assets and maintenance costs are recognized directly in the income statement. Costs which prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

The Predecessor assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each financial year-end, whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment provision is reversed if the factors giving rise to the impairment cease to exist (see Note 3f).

The depreciation charge for property, plant and equipment is recognized in the consolidated income statement under “Depreciation and amortization.”

Depreciation is calculated on a straight-line basis over the useful life of the asset applying individual rates to each asset, which are reviewed at each financial year-end. For those assets acquired through a business combination, the Group decided to maintain its useful lives.

The useful lives generally used by the Predecessor are as follows:

Years of useful life
Owned buildings and Leasehold improvements	5 – 40
Plant and equipment	5 – 6
Furniture	10
Data processing equipment	4 – 5
Transport equipment	7
Other property, plant and equipment	5 – 8

f) Impairment of non-current assets

The Predecessor assesses at each reporting date whether there is an indication that a non-current asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Predecessor estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of fair value less costs to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount and the resulting loss is recognized in the income statement. Future depreciation/amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flows which are interdependent on those generated by other assets (cash-generating units).

The Predecessor bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years. The projections in year five and beyond are modeled based on an estimated constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g) Leases (as lessee)

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Those lease arrangements that transfer to the Predecessor the significant risks and benefits inherent in holding the leased item are treated as finance leases, with the asset recorded at the inception of the lease, classified by type, and the related debt recorded at the lower of the present value of the minimum lease payments or the fair value of the leased asset. Lease payments are apportioned between the finance charges and reduction of the principal of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement over the lease term.

h) Financial assets

All purchases and sales of financial assets are recognized on the statement of financial position on the trade date, i.e., when the commitment is made to purchase or sell the asset.

On the date of initial recognition, the Predecessor classifies its financial assets in four categories: financial assets at fair value through profit or loss, loans and receivables, held-to- maturity investments, and available-for-sale financial assets. These classifications are revised at year end and modified where applicable. The Predecessor classifies all its financial assets as loans and receivables, except for derivative financial instruments, which are classified as financial assets at fair value through profit or loss.

This category of loans and receivables consists of fixed-maturity financial assets not listed in active markets. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

An impairment analysis of financial assets is performed at each statement financial position date. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

A financial asset is only fully or partially derecognized from the statement of financial position when:

1.	the rights to receive cash flows from the asset have expired;

2.	The Predecessor has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Predecessor has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.

i) Cash and cash equivalents

Cash and cash equivalents in the combined carve-out statement of financial position comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less.

These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the combined carve-out statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

j) Financial liabilities

Debts are recognized initially at fair value, which is usually the amount of the consideration received, less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Debts are shown as non-current liabilities when the maturity date is longer than 12 months or the Predecessor has the unconditional right to defer settlement for at least 12 months from the statement of financial position date.

Financial liabilities are derecognized from the statement of financial position when the corresponding obligation is settled, cancelled or matures. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

k) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge. The Predecessor documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Predecessor also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge:

Changes in fair value of the hedging derivative and of the hedged item attributable to the risk hedged are recognized in the income statement. The Predecessor only applies fair value hedge accounting for hedging debts incurred in currencies other than those of countries where it operates or where the companies taking on the debt are domiciled. The gain or loss relating to the effective portion of the hedge is recognized in the income statement within ‘finance costs’. The gain or loss relating to the ineffective portion is recognized in the income statement within finance income or finance costs, as applicable.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

Cash flow hedge:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within finance income or finance costs, as applicable.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within finance income or finance costs, as applicable.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within finance income or finance costs, as applicable.

The fair value of the derivative portfolio reflects estimates based on calculations made using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

l) Trade receivables

Trade receivables are recognized at the original invoice amount and at the accrued amount when unbilled. A provision for impairment is recorded when there is objective evidence of impairment. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flows relating to short-term receivables are not discounted.

m) Grants received

Government grants are recognized in the account “Deferred income”, part of “Other non-trade payables” in the statement of financial position. Where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, they are released to income in equal amounts over the useful life of the related assets as “Government grants” under “Other operating income” in the income statement. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant to the costs that it is intended to compensate.

n) Provisions

Provisions are recognized when as a result of a past event, for which the Predecessor has a present obligation (legal or constructive), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Predecessor expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain, in which case the expense relating to the provision is presented in the statement of financial position net of such reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

o) Share-based payments linked to the Telefónica, S.A. share price.

Certain Predecessor management had a variable remuneration scheme which is linked to the quoted share price of Telefónica, S.A.

The Directors’ remuneration plan lasts for seven years and comprises five three-year cycles (or completely independent payment dates), the first commencing on July 1, 2006. The right, granted at the commencement of each cycle, to receive a certain number of Telefónica, S.A. shares at the end of the same cycle is subject to certain conditions being met. Telefónica, S.A. invoices the cost of the plan to its subsidiaries at the end of each cycle. The invoices are for the total cost, equal to the fair value of the instruments delivered, calculated at the beginning date of each cycle.

Due to its characteristics, this plan is subject to IFRS 2, Share-based payments, on the grounds that it is the entity that was the parent during the predecessor reporting period (Telefónica, S.A.) that granted the share option rights for its own shares to the employees of a subsidiary. Thus, it is treated as a share-based payment transaction, and the Predecessor recognizes the expense corresponding to its employees with a balancing entry in accounts payable with Telefonica spread out over each three-year cycle.

p) Income tax

This heading in the accompanying combined carve-out income statement includes all the expenses and credits arising from the combined entities calculated using a method consistent with a separate tax return basis, as if the Predecessor was a separate tax payer (see Note 2). Income tax expense of each period is the aggregate amount of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted by the statement of financial position date. The entity offsets current tax assets and current tax liabilities if there is a legally enforceable right to set off the recognised amounts and the Predecessor intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxes are calculated based on analysis of the statement of financial position, in consideration of temporary differences generated from differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, goodwill and non-deductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a subsidiary.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Predecessor determines deferred tax assets and liabilities by applying the tax rates expected to be effective for the period when the corresponding asset is realized or the liability is settled, based on tax rates and tax laws that had been enacted (or substantively enacted) by the statement of financial position date.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow part or all of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities associated with investments in subsidiaries and branches are not recognized where the timing of the reversal of the temporary difference can be controlled by the parent company and it is not probable that the temporary differences will reverse in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is also recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

q) Revenue recognition

Revenue and expenses are recognized in the income statement on an accrual basis, i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

Revenue comprises the fair value of the consideration received or receivable for services rendered in the normal course of the Predecessor’s activities. Revenue is presented net of sales taxes or value added taxes, returns, allowances and discounts. Revenue is recognized when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for the Predecessor’s activities as described below.

For sales of services, revenue is recognized in the accounting period in which the services are rendered, by reference to stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total services to be provided, when the costs and revenue of the service contract, as well as its percentage of completion, can be reliably measured and it is probable that the related receivables will be collected. When one or more elements of a service contract cannot be reliably measured, revenue is recognized only to the extent of contract costs incurred that it is probable that will be recovered.

The Predecessor obtains revenue mainly from the provision of customer services, recognizing the revenue when the teleoperation occurs (based on the stage of completion of the service provided) or when certain contact center consulting work is carried out.

r) Expenses

Expenses are recognized in the income statement on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Predecessor’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the combined carve-out income statement when incurred and classified in accordance with their nature.

s) Employee benefits

Pension Obligations

The Predecessor provides a pension plan for managers, which is deemed a defined contribution plan. The plan is financed exclusively by the entity via contributions at a certain percentage of the executive’s fixed remunerations. These percentages vary depending on the employee’s professional category. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense as part of “Employee benefits expense” when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Termination benefits

Under current labor legislation, the companies are required to pay indemnities to employees whose contracts are terminated under certain conditions. Reasonably quantifiable severance indemnities are therefore recognized as an expense in the year in which the decision to terminate the employment is made.

t) Use of estimates and management’s judgment

The key assumptions concerning the future and other key sources of estimation uncertainty at the statement of financial position date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Predecessor´s results and financial position.

Revenue Recognition

The Predecessor recognizes revenues on an accrual basis during the period in which the services are rendered, by reference to the stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total service to be provided, as described in Note 3 q) above.

Recognizing service revenue by reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as practicable the Predecessor applies past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact on the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine their useful life for depreciation and amortization purposes and to assess fair value at their acquisition date, especially significant in relation to assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Predecessor evaluates the performance of its cash-generating units regularly to identify potential impairment of goodwill. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment (see Note 7).

Deferred taxes

The Predecessor assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Predecessor’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Predecessor as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. (see Note 18).

Provisions

Provisions are recognized when the Predecessor has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving, inter alia, from regulations, contracts, customary practice or public commitments that lead third parties to reasonably expect that the Predecessor will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the closing date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In this case, the relevant information is provided in the notes to the financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates. (see Note 17).

u) Combination method

The full consolidation method is applied to all combined entities. Under this method, all their assets, liabilities, revenues, expenses and cash flows are included in the combined carve-out financial statements after the appropriate adjustments and eliminations of inter-group transactions. Combined entities are those in which the Predecessor owns more than half of the voting rights or has the ability to govern their financial and operating policies.

In the case of combined entities whose adopted accounting policies and principles differ from those of the Predecessor, adjustments or restatements were made upon combination in order to present the combined carve-out financial statements on a uniform basis for adaptation to IFRS.

All material accounts and transactions between combined companies were eliminated on consolidation.

v) Non-controlling interests

Non-controlling interests represent the portion of profit and loss and net assets of the combined entities not held by the Predecessor and are presented in the combined income statement and within equity in the combined statement of financial position, separately from the net parent investment (see Note 2). The Predecessor accounts for transactions with non-controlling interests as transactions with equity owners. The difference between any consideration paid or received and relevant share of the carrying value of net assets acquired or sold, is recorded in the net parent investment.

w) New standards issued and early adopted as of November 30, 2012

The Predecessor opted for the early adoption of the following amendment issued by the IASB:

Standards and amendments	Effective date—annual periods beginning after:
IAS 1—Financial statement presentation	July 1, 2012—early adoption permitted,
Regarding the presentation of (1) other comprehensive income and (2) third statement of financial position without the related financial statement notes	January 1, 2013—early adoption permitted

x) New standards and IFRIC interpretations issued but not yet adopted as of November 30, 2012

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after November 30, 2012, and have not been applied in preparing these combined carve-out financial statements. None of these are expected to have a significant effect on the combined carve-out financial statements of the Predecessor, except the following:

Standard Reference	Topic	Effective date—annual periods beginning after:
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IAS 19	Employee benefits	January 1, 2013

With respect to such standards, the Predecessor has also evaluated its early application. The standards in the table above have not been early adopted because the Predecessor has concluded that their impact to the combined carve-out financial statements is not significant.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

4. COMBINED ENTITIES

The Predecessor´s combined entities at November 30, 2012 are as follows:

Registered name	Registered address	Line of business	Functional currency	% interest(1)	Holding company
Atento Teleservicios España, S.A.U.	Madrid (Spain)	Operation of call centers	EUR	100	.
Atento Servicios Técnicos y Consultoría, S.L.U.	Madrid (Spain)	Execution of technological projects and services, and consulting services	EUR	100	Atento Teleservicios España S.A.U.
Atento Impulsa, S.L.U.(3)	Barcelona (Spain)	Management of specialized employment centers for disabled workers	EUR	100	Atento Teleservicios España S.A.U.
Contact US Teleservices Inc	Houston—Texas (USA)	Operation of call centers	USD	100	Atento Mexicana, S.A. de C.V.
Atento Brasil, S.A.	Sao Paulo (Brazil)	Operation of call centers	BRL	99.999	Atento N.V.
Teleatento del Perú, S.A.C.	Lima (Peru)	Operation of call centers	PEN	83.3333 16.6667	Atento N.V. Atento Holding Chile, S.A.
Atento Colombia, S.A.	Bogota DC (Colombia)	Operation of call centers	COP	94.97871 0.00854 0.00424 0.00424 5.00427	Atento N.V. Atento Venezuela, S.A. Atento Brasil, S.A. Teleatento del Perú, S.A.C. Atento Mexicana, S.A. de C.V.
Atento Holding Chile, S.A.	Santiago de Chile (Chile)	Holding company	CLP	99.9999	Atento N.V.
Centros de Contacto Salta, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Mar del Plata Gestiones y Contactos, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Microcentro de Contacto, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Córdoba Gestiones y Contactos, S.A.	Cordoba (Argentina)	Operation of call centers	ARS	95 5	Atento Holding Chile, S.A. Atento N.V.
Atusa, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	5 95	Atento Holding Chile, S.A. Atento N.V.
Atento Chile, S.A.(2)	Santiago de Chile (Chile)	Operation of call centers	CLP	71.16	Atento Holding Chile, S.A.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile, S.A. Atento Holding Chile, S.A.
Atento Centro de Formación Técnica Limitada(4)	Santiago de Chile (Chile)	Operation of call centers	CLP	99 1	Atento Chile, S.A. Atento Holding Chile, S.A.
Atento Argentina, S.A.	Buenos Aires (Argentina)	Operation of call centers	ARS	24.44 75.56	Atento N.V. Atento Holding Chile, S.A.
Atento Puerto Rico, Inc.	Guaynabo (Puerto Rico)	Operation of call centers	USD	100	Atento N.V.
Atento Mexicana, S.A. de C.V.	Mexico City (Mexico)	Operation of call centers	MXN	99.999998 0.000002	Atento N.V. Atento Colombia, S.A.
Atento Servicios, S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	MXN	99.9995 0.0005	Atento Mexicana, S.A. de C.V. Atento N.V.
Atento Atención y Servicios, S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consulting services	MXN	99.998 0.002	Atento Mexicana, S.A. de C.V. Atento Servicios, S. A. de C.V.
Atento Centroamérica, S.A.	Guatemala (Guatemala)	Holding company	GTQ	99.9999 0.0001	Atento N.V. Atento El Salvador S.A. de C.V.

Registered name	Registered address	Line of business	Functional currency	% interest(1)	Holding company
Atento de Guatemala, S.A.	Guatemala (Guatemala)	Operation of call centers	GTQ	99.99999 0.00001	Atento Centroamérica. S.A. Atento El Salvador S.A. de C.V.
Atento El Salvador, S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	USD	7.4054 92.5946	Atento Centroamerica, S.A. Atento de Guatemala, S.A.
Atento Maroc, S.A.	Casablanca (Morocco)	Operation of call centers	MAD	99.9991	Atento Teleservicios España S.A.U.
Woknal, S.A.	Montevideo (Uruguay)	Operation of call centers	UYU	100	Atento N.V.
Atento Ceská Republika, a.s.	Prague (Czech Republic)	Telemarketing and other financial and business services	CZK	100	Atento Inversiones y Teleservicios, S.A.U.
Atento Panamá, S.A.	Panama City	Operation of call centers	USD	99 1	Atento N.V. Atento Mexicana, S.A. de C.V.

(1)	Shareholdings with voting rights.
(2)	The remaining 28.84% interest is owned by Telefónica CTC Chile (27.41%), Compañía de Teléfonos Transmisiones Regionales S.A (0.47%) and Telefónica Empresas S.A. (0.96%).

Changes in the combined entities

In 2011, Atento Italia S.R.L. was liquidated for failing to conduct business. The business dissolution request was filed with the Italian Chamber of Commerce on August 25, 2010. On October 14, 2011, a court ruling was issued in favor of the Predecessor over a labor suit filed by a former company employee. As a result, the company’s assets and liabilities were liquidated and returned to the sole shareholder (Atento, N.V.) at the end of 2011.

On March 2, 2012, the company Atento Servicios Auxiliares de Contact Center, S.L was registered with the Mercantile Register of Madrid.

There were also the following changes to the combined entities’ equity:

•	On February 28, 2011, Atento, N.V. subscribed in full to the equity issue undertaken by Woknal, establishing a share premium of 400,000 Uruguayan pesos, remaining as the company’s sole shareholder.

•	On December 20, 2011, this company carried out another equity issue, for 30,250,000 Uruguayan pesos, with Atento, N.V. again remaining as its sole shareholder.

•	On December 22, 2011, Atento Argentina’s capital increased by 1,000,000 Argentinean pesos in a transaction carried out by Atento, N.V., which is now a shareholder.

There were no other changes in the combined entities in 2012.

5. FINANCIAL RISK MANAGEMENT POLICY

Financial risk factors

The Predecessor´s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Predecessor´s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the entity’s financial performance. The Predecessor uses derivatives to limit both interest and foreign currency risks on otherwise unhedged positions and to adapt its debt structure to market conditions.

Risk management is carried out by the finance department under policies approved by the respective corporate governance bodies. The finance department identifies, evaluates and hedges financial risks in close cooperation with the operating units.

Market Risk:

Foreign exchange risk:

The Predecessor operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Brazilian Real. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Predecessor´s management uses derivatives to hedge debts incurred in currencies other than those of countries where it operates or where the companies taking on the debt are domiciled. It aims to ensure that the hedging derivative and the underlying risk hedged belong to the same company. It also seeks to ensure that hedges cover the whole debt for the entire term of the transaction being hedged.

In 2011, Atento Brasil, S.A. arranged a loan with Bradesco in the amount of 5,834 thousand U.S. dollars which was paid off on November 5, 2012. There is no outstanding balance for this loan as of November 30, 2012. In accordance with its risk hedging policy, the Predecessor has hedged this loan with a swap contract covering the entire debt throughout the term of the transaction and had classified these financial instruments as fair-value hedges from inception.

The details of the hedging instruments at December 31, 2011 are as follows:

Year	Underlying loan (thousand)	Nominal in reais (thousand)	Interest rate	Interest rate on reais
2011	USD 5,834	10,219 BRL	10.87%	112.5% CDI

The hedging instruments are 100% effective.

At December 31, 2011 the equivalent fair value of the Predecessor´s interest rate hedges denominated in foreign currencies was estimated to be a liability of 1,664 thousand U.S. dollars, increasing current borrowings recognized under “Interest-bearing debt.”

At December 31, 2011, the Predecessor recognized financial losses of 365 thousand U.S. dollars in the income statement under “Finance costs” resulting from the settlement of financial derivative transactions and their measurement at the close date.

Sensitivity analysis of foreign currency risk:

The Predecessor has reasonable control over its foreign currency risks as its financial assets and liabilities denominated in currencies other than their functional are adequately matched. The following sensitivity analysis, based on the outstanding volume of financial assets and liabilities (applying a 10% appreciation of each asset/liability currency versus the functional currency), highlights the limited impact that such an event would have on the income statement.

2011
(in thousands)	Financial assets			Financial liabilities			Sensitivity analysis
Functional— Asset/liability currency	Functional currency	Asset currency	U.S. dollar	Functional currency	Liability currency	U.S. dollar	Appreciation of asset/ liability currency vs. functional	Functional currency of financial assets	Functional currency of financial liabilities	Profit or (loss) (U.S. dollar)
CLP-USD	645,086	1,242	1,242	64,942	125	125	10%	716,761	72,158	124
CLP-EUR	74,009	110	142	—	—	—	10%	82,232	—	16
COP-USD	468,918	241	241	—	—	—	10%	521,019	—	27
MXN-USD	440	32	32	—	—	—	10%	489	—	4
ARS-USD	—	—	—	856	199	199	10%	—	951	(22)
UYU-USD	—	—	—	19,474	979	979	10%	—	21,638	(109)
BRL-USD	—	—	—	11,015	5,872	5,872	10%	—	12,239	(652)

2012
(in thousands)	Financial assets			Financial liabilities			Sensitivity analysis
Functional— Asset/liability currency	Functional currency	Asset currency	U.S. dollar	Functional currency	Liability currency	U.S. dollar	Appreciation of asset/ liability currency vs. functional	Functional currency of financial assets	Functional currency of financial liabilities	Profit or (loss) (U.S. dollar)
UYU-USD	—	—	—	12,793	651	651	10%	—	14,214	(72)
CLP-USD	2,333,117	4,857	4,857	32,667	68	68	10%	2,592,354	36,296	532
ARS-USD	—	—	—	469	97	97	10%	—	521	(11)
MXN-USD	21,350	1,652	1,652	—	—	—	10%	23,722	—	184
COP-USD	270,758	149	149	—	—	—	10%	300,842	—	17
CLP-EUR	12,832	21	27	—	—	—	10%	14,258	—	3
GTQ-USD	5,091	645	645	—	—	—	10%	5,657	—	71

*

Financial liabilities correspond to borrowings in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the impact on profit of an appreciation of the asset/liability currency versus the functional currency. If we were to conduct this sensitivity analysis, assuming a depreciation, the impact on profit would be the same, but with the opposite sign.

Country risk

To manage or mitigate country risk, the Predecessor transfers to Europe the funds generated in Latin America that are not required for the pursuit of new, profitable business opportunities in the region.

The net amounts transferred in this respect in 2011 and 2012 were 68,879 and 15,471 thousand U.S. dollars, respectively in the form of dividends, interest and loan principal.

Interest rate risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt bearing a variable interest rate (or short term maturity debt expected to be rolled over), and (ii) the value of non-current liabilities that bear fixed interest rates. Midco’s finance costs are exposed to fluctuations in interest rates.

The rates to which the Predecessor was most exposed in 2011 and 2012 were mainly the Euribor rate and the Brasilian CDI interbank rate.

Net finance expense increased by 16% from 11,082 thousand U.S. dollars to 12,903 thousand U.S. dollars in 2011 and 2012, respectively. Excluding exchange gains/losses, net finance expense amounted to 8,262 thousand U.S. dollars and 11,927 thousand U.S. dollars in 2011 and 2012, respectively.

At November 30, 2012, 90% of the total nominal debt bears a variable interest rate (92% at December 31, 2011).

Sensitivity analysis of interest rate risk:

The sensitivity of finance costs to changes in interest rates can be illustrated by calculating the impact of a 100 basis point increase in all interest rates of currencies in which there is a financial position at November 30, 2012, and assuming no change in currency composition of the closing position.

Credit risk:

The Predecessor’s maximum exposure to credit risk on financial assets is the carrying amount of the financial assets (see Note 9).

The Predecessor seeks to conduct all its business with renowned national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Predecessor has no material adjustments to make to its trade accounts (see Notes 9 & 10).

The Predecessor’s commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage the Predecessor’s various units, in order to optimize the risk-reward relationship in the development and implementation of their business plans in their ordinary management.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a Master Agreement which is revised annually based on conditions of the market and countries where the Predecessor operates. The Master Agreement sets: (i) the maximum amounts to be invested by counterparty based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Predecessor’s maximum exposure to credit risk is primarily represented by the carrying amounts of its financial assets.

Liquidity risk:

The Predecessor seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Predecessor’s debt maturity must be longer than the length of time required to pay its debt (assuming that internal projections are met).

At December 31, 2011, and November 30, 2012, the average term to maturity of the Predecessor’s gross financial debt (126,960 thousand U.S. dollars and 90,462 thousand U.S. dollars, respectively) was 3.42 and 1.88 years, respectively. At the same dates, current financial assets and cash and cash equivalents totalled 106,480 thousand U.S. dollars and 85,858 thousand U.S. dollars, respectively, sufficient to enable the Predecessor to service its payables in accordance with the maturity schedule.

Capital Management:

The Predecessor’s finance department, which is in charge of capital management, takes into consideration several factors when determining the Predecessor’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders. The Predecessor monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, the Predecessor monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Predecessor financial structure. Considering the nature of these combined carve-out financial statements described in Note 1, no specific ratio related to capital management has been presented.

Fair value estimation:

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following table presents the group’s assets and liabilities that are measured at fair value at 31 December 2011.

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Derivatives (Note 9)	—	449	—	449

Total assets	—	449	—	449

Liabilities
Derivatives (Note 13)	—	2	—	2

Total liabilities	—	2	—	2

The following table presents the group’s assets and liabilities that are measured at fair value at 30 November 2012.

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Derivatives	—	—	—	—

Total assets	—	—	—	—

Liabilities
Derivatives (Note 13)	—	1,000	—	1,000

Total liabilities	—	1,000	—	1,000

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used to value financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

6. INTANGIBLE ASSETS

The breakdown, amount and movement in intangible assets for the year ended December 31, 2011 and for the eleven month period ended November 30, 2012 were as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2010	Additions	Decreases or Disposals	Transfers	Translation differences	Balance at 12/31/2011
Cost:
Development costs	4	—	—	—	—	4
Intellectual Property	—	20,931	—	—	(809)	20,122
Computer software	134,087	16,157	(145)	2,002	(13,226)	138,875
Other intangible assets	77,323	5,817	(11,335)	—	(4,261)	67,544

Total intangible assets	211,414	42,905	(11,480)	2,002	(18,296)	226,545

Accumulated depreciation:
Development costs	(4)	—	—	—	—	(4)
Intellectual Property	—	(1,349)	—	—	94	(1,255)
Computer software	(96,811)	(14,325)	100	(3)	9,262	(101,777)
Other intangible assets	(7,021)	(10,760)	2,756	3	944	(14,078)

Total accumulated depreciation	(103,836)	(26,434)	2,856	—	10,300	(117,114)

Software impairment losses	(45)	—	45	—	—	—
Other intangible assets	—	(8,237)	—	—	524	(7,713)

Total impairment losses	(45)	(8,237)	45	—	524	(7,713)

Net intangible assets	107,533	8,234	(8,579)	2,002	(7,472)	101,718

	Thousands of U.S. dollars
	Balance at 12/31/2011	Additions	Decreases or Disposals	Transfers	Translation differences	Balance at 11/30/2012
Cost:
Development costs	4	—	—	—	—	4
Intellectual Property	20,122	—	—	—	74	20,196
Computer software	138,875	8,393	(1,722)	1,017	(5,576)	140,987
In process	—	96	—	—	1	97
Other intangible assets	67,544	—	—	—	(1,538)	66,006

Total intangible assets	226,545	8,489	(1,722)	1,017	(7,039)	227,290

Accumulated depreciation:
Development costs	(4)	—	—	—	—	(4)
Intellectual Property	(1,255)	(1,598)	—	381	(20)	(2,492)
Computer software	(101,777)	(15,382)	1,722	—	4,788	(110,649)
Other intangible assets	(14,078)	(9,175)	—	(381)	441	(23,193)

Total accumulated depreciation	(117,114)	(26,155)	1,722	—	5,209	(136,338)

Other intangibles assets	(7,713)	—	—	—	(307)	(8,020)

Total impairment losses	(7,713)	—	—	—	(307)	(8,020)

Net intangible assets	101,718	(17,666)	—	1,017	(2,137)	82,932

2011

On May 3, 2011, the AIT Group and Telefónica Internacional, S.A.U. (“TISA”) agreed to extend the duration of the contracts signed on November 13, 2009 recognizing the combined entities as the exclusive supplier of customer analysis services for certain Telefónica Group companies in Latin America from 36 to 48 months. The original contract was signed on October 30, 2009 by Digitex Informática, S.L. (“Digitex”) and TISA by which Digitex hired the services of TISA to act as intermediary to obtain the right to be an exclusive supplier of the customer analysis services for several Telefónica Group companies in Latin America. Subsequently, on November 13, 2009, an agreement was signed with Digitex to transfer part of the rights acquired by Digitex, with the explicit agreement of TISA.

As a result, AIT Group acquired the right to be the exclusive supplier, through its subsidiaries in Central and South America, of 80% of the abovementioned customer analysis services for 12 Telefónica Group companies in Latin America (amounting to approximately 59,199 thousands U.S. dollars), which has been classified under “other intangible assets”.

This asset was assessed for impairment due to the existence of indicators of potential impairment. The asset was considered impaired and an impairment loss was recognized. Decreases to “Other intangible assets” relate entirely to the portion of the impairment considered irreversible, net of accumulated amortization, for 8,579 thousand U.S. dollars (see Note 19g).

The impairment losses balance reflects the remainder of the reversible impairment loss of the asset for 8,237 thousand U.S. dollars. This impact was recognized in the accompanying consolidated income statement under “Other operating expenses” (see Note 19g).

On September 30, 2011, Atento Teleservicios España, S.A.U. and Telefónica de España S.A.U. agreed to sell the business related to the 11822, 11825, and 1212 telephone information services for 48,611 thousand U.S. dollars (36,000 thousand euros) based on a valuation performed by a third party. The amount paid (48,611 thousand U.S. dollars) was allocated to intangible assets (25,136 thousands U.S. dollars), goodwill (31,016 thousands U.S. dollars) and deferred tax liabilities (7,541 thousands U.S. dollars).

On May 24, 2011, the AIT Group acquired the Atento brand through a purchase-sale agreement with Telefónica, S.A. for the amount of 1,669 thousand U.S. dollars (1,200 thousand euros).

2012

Additions of intangible assets mainly relate to acquisitions of computer software for 8,393 thousand U.S. dollars.

The breakdown of fully depreciated items of intangibles still in use at December 31, 2011, and November 30, 2012 is as follows:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Computer software and other intangible assets	57,789	56,067

Total	57,789	56,067

7. GOODWILL

The breakdown, amount, and movement of goodwill in the combined entities in 2011 and 2012 are as follows (in thousands of USD):

	Balance at 01/01/11	Additions	Translation differences	Balance at 12/31/11	Additions	Translation differences	Balance at 11/30/12
Atento Brasil, Ltda.	121,218	—	(13,544)	107,674	—	(11,834)	95,840
Teleatento del Perú, S.A.C.	37,851	—	1,586	39,437	—	1,773	41,210
Atento Teleservicios España, S.A.	6,462	31,016	(1,500)	35,978	—	131	36,109
Atento Chile, S.A	620	—	(61)	559	—	45	604
Atento Ceská Republika, a.s.	5,766	—	(343)	5,423	—	136	5,559

Total	171,917	31,016	(13,862)	189,071	—	(9,749)	179,322

In the year ended December 31, 2011 and the eleven month period ended November 30, 2012 the movement of goodwill was due to translation differences affecting the initial amounts, and the purchase of the assets related to the 11822, 11825, and 1212 telephone information services businesses in an amount of 31,016 thousand U.S. dollars (See Note 6).

Regarding the impairment test of goodwill in accordance with IAS 36, Impairment of Assets, as of December 31, 2011 and as of November 30, 2012, judgments and estimates used to calculate the recoverable amount of goodwill as described in Note 3f indicate that the carrying amount of each item of goodwill is recoverable, based on the expected future cash flows from the CGU or groups of CGU to which they are allocated. The level of analysis performed by the Predecessor at a CGU level coincides with that performed at country level.

Cash flow forecasts are based on projected growth rates (average percentage is 2%) that are constant from year five. These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

The estimated future cash flows are discounted to their present value using pre-tax discount rates, which factor in country and business risks and are applied as follows:

	Discount rate
U.S. dollars	Brazil	Chile	Spain	Peru	Czech Republic
December 2011	12.66%	10.61%	10.87%	10.29%	8.88%
November 2012	13.18%	11.28%	12.00%	10.29%	9.01%

The impairment tests conducted in 2011 and 2012 did not identify any impairment in the carrying value of goodwill, since the recoverable amount calculated based on value in use exceeded the carrying value, in all cases, of the related CGU.

The Predecessor has no intangible assets with indefinite useful life and therefore carries out no impairment tests of this type.

In addition, a sensitivity analysis was performed on changes that could reasonably be expected to occur in the principal measurement variables, and recoverable amount remains above the net carrying amount.

8. PROPERTY, PLANT AND EQUIPMENT

The breakdown, amount and movement in “Property, plant and equipment” in the year ended December 31, 2011 and the eleven month period ended November 30, 2012 were as follows:

	Thousands of U.S. Dollars
	Balance at 12/31/2010	Additions	Decreases or disposals	Transfers	Translation differences	Balance at 12/31/2011
Cost:
Land and natural resources	70	—	(26)	—	(1)	43
Buildings and leasehold improvements	4,504	7,478	(686)	—	(615)	10,681
Plant, machinery and tools	53,056	1,909	(216)	747	(3,926)	51,570
Furniture	519,684	84,973	(13,082)	5,138	(49,213)	547,500
PP&E in progress	9,122	4,338	(129)	(7,887)	(263)	5,181

Total property, plant and equipment	586,436	98,698	(14,139)	(2,002)	(54,018)	614,975

Accumulated depreciation:
Buildings and leasehold improvements	(812)	(451)	327	—	47	(889)
Plant, machinery and tools	(41,787)	(3,546)	29	(14)	3,115	(42,203)
Furniture	(356,664)	(48,072)	10,914	14	30,635	(363,173)

Total accumulated depreciation	(399,263)	(52,069)	11,270	—	33,797	(406,265)

Impairment losses on data processing Equipment	(36)	(297)	—	—	19	(314)

Total impairment losses	(36)	(297)	—	—	19	(314)

Net property, plant and equipment	187,137	46,332	(2,869)	(2,002)	(20,202)	208,396

	Thousands of U.S. Dollars
	Balance at 12/31/2011	Additions	Decreases or disposals	Transfers	Translation differences	Balance at 11/30/2012
Cost:
Land and natural resources	43	—	—	—	—	43
Buildings and leasehold improvements	10,681	609	—	(310)	40	11,020
Plant, machinery and tools	51,570	420	(144)	(623)	2,792	54,015
Furniture	547,500	53,538	(16,301)	4,609	(28,468)	560,878
PP&E in progress	5,181	13,877	(47)	(4,692)	(881)	13,438

Total property, plant and equipment	614,975	68,444	(16,492)	(1,016)	(26,517)	639,394

Accumulated depreciation:
Buildings and leasehold improvements	(889)	(1,405)	—	—	(20)	(2,314)
Plant, machinery and tools	(42,203)	(2,861)	55	—	(2,270)	(47,279)
Furniture	(363,173)	(47,727)	14,157	—	17,320	(379,423)

Total accumulated depreciation	(406,265)	(51,993)	14,212	—	15,030	(429,016)

Impairment losses on data processing equipment	(314)	(38)	26	—	(81)	(407)

Total impairment losses	(314)	(38)	26	—	(81)	(407)

Net property, plant and equipment	208,396	16,413	(2,254)	(1,016)	(11,568)	209,971

Depreciation expense of 52,069 and 51,993 has been included in “Depreciation and amortization” in 2011 and 2012, respectively (see Note 19f).

The PP&E in progress balance is comprised of assets acquired but not placed in use as of December 31, 2011 and November 30, 2012.

PP&E includes the following amounts where the Predecessor is a lessee under a finance lease:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Cost-capitalized finance lease	1,337	7,636
Accumulated depreciation	(641)	(755)

Net book amount	696	6,881

The movements in the PP&E balance were due to the following transactions:

2011

The additions mainly relate to investments in Colombia, Spain and Argentina for the upgrade of equipment and to renovate and upgrade obsolete equipment at existing centers and bring it in line with customer requirements, and in Brazil and Peru to adapt new centers.

2012

In the eleven months ended November 30, 2012, investments amounting to 50,578 thousand U.S. dollars were made in furniture, plant and equipment in Brazil for the construction of the new “Uruguay Site” and to maintain business with customers in that country. Additions in Spain amounted to 6,262 thousand U.S. dollars to build centers in a number of places (e.g. Glorias, Bilbao, Perú) given the need for an increasing number of positions to meet customer demand.

Disposals of assets relate mainly to replacements of old equipment with new equipment acquired under a finance lease.

The breakdown of fully depreciated items of property, plant and equipment still in use at December 31, 2011 and November 30, 2012 is as follows:

	Thousands of U.S. Dollars
	12/31/2011	11/30/2012
Plant machinery and tools	32,077	904
Furniture and other	245,339	260,020

Total	277,416	260,924

The combined companies hold insurance policies to cover the potential risks related to property, plant and equipment used in operation.

9. FINANCIAL ASSETS

The breakdown of the Predecessor´s financial assets by category at December 31, 2011 and November 30, 2012 are as follows:

	December 31, 2011
	Thousands of U.S. dollars
	Other financial assets at fair value through P&L	Loans, receivables, and other	Held-to maturity investments	Hedging derivatives	Total
Non-Current Financial Assets
Loans	—	23	—	—	23
Loans with related party (Note 23)	—	1,112	—	—	1,112
Investments	—	3,291	—	—	3,291
Deposits and guarantees given	—	47,326	—	—	47,326

Total	—	51,752	—	—	51,752

Current Financial Assets
Trade and other receivables (excluding pre-payments)	—	481,415	—	—	481,415
Short-term loans	—	21,698	—	—	21,698
Deposits and guarantees	—	2,428	—	—	2,428
Other short term financial instruments	—	—	—	449	449
Cash and cash equivalents (Note 11)		81,905	—	—	81,905

Total	—	587,446	—	449	587,895

Total financial assets	—	639,175	—	449	639,624

	November 30, 2012
	Thousands of U.S. dollars
	Other financial assets at fair value through P&L	Loans, receivables, and other	Held-to maturity investments	Hedging derivatives	Total
Non-Current Financial Assets
Loans	—	7,528	—	—	7,528
Deposits and guarantees given	—	48,839	—	—	48,839

Total	—	56,367	—	—	56,367

Current Financial Assets
Trade and other receivables (excluding pre-payments)	—	540,799	—	—	540,799
Short-term loans	—	33,717	—	—	33,717
Deposits and guarantees given	—	2,523	—	—	2,523
Cash and cash equivalents (Note 11)	—	49,618	—	—	49,618

Total	—	626,657	—	—	626,657

Total financial assets	—	683,024	—	—	683,024

The categories in this disclosure are determined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39). The breakdown presented excludes pre-payments from the ‘trade and other receivables’ balance of 3,519 and 5,511 thousand U.S. dollars for 2011 and 2012, respectively, as this analysis is required only for financial instruments.

The balances of “Deposits and guarantees given” at December 31, 2011 and at November 30, 2012 mainly include deposits posted with the courts in respect of legal disputes with employees by subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority, the “Instituto Nacional do Seguro Social” (INSS—see Note 17).

Within “Current financial assets”, at December 31, 2011 and at November 30, 2012, “short-term loans” totaled 21,698 and 33,717 thousand U.S. dollars, respectively, comprising primarily of short-term balances on deposits in Brazilian banks (21,311 and 33,713 thousand U.S. dollars, respectively), which accrued in both periods an average interest rate of approximately 11%.

The Predecessor mainly conducts transactions with the Telefónica Group and BBVA. Financial asset fair value approximates the related book value as such the credit risk mainly relates to the book value of the financial assets.

10. TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2011 and November 30, and 2012 is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Trade receivables from third parties	210,359	226,191

Receivable from Related Parties	253,671	307,815
Sundry receivables from Related Parties	2,610	4,341

Total receivables from Related Parties (Note 23)	256,281	312,156

Other receivables	7,760	9,990
Receivable from employees	10,775	11,331
Prepayments of current expenses	3,519	5,511
Impairment allowances	(3,760)	(18,869)

Trade and other receivables	484,934	546,310

The amounts and breakdown of “Trade receivables from third parties” at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Receivables billed	140,858	150,416
Receivables unbilled	69,501	75,775
		—

Trade receivables	210,359	226,191

The amounts and breakdown of “Receivable from Related parties” at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Receivables billed	162,156	154,914
Receivables unbilled	91,515	152,901

Receivable from Related Parties	253,671	307,815

Receivables unbilled represent revenue for which services have been rendered but remain unbilled due to the timing of when the services are rendered and billed. The book value of trade and other receivables approximates fair value.

The breakdown of movements in “Impairment allowances” in 2011 and 2012 is as follows:

Thousands of U.S. dollars
Impairment allowances at 12/31/2010	(3,967)

Allowances	(3,282)
Reversals	592
Applications	2,543
Translation differences	354

Impairment allowances at 12/31/2011	(3,760)

Allowances	(13,945)
Reversals	—
Applications	(939)
Translation differences	(225)

Impairment allowances at 11/30/2012	(18,869)

The ageing of receivables for 2011 and 2012 is as follows

	Thousands of U.S. dollars		Amount due
	Balance at 12/31/2011	Amount not yet due	Up to 90 days	90 – 180 days	180 – 360 days	More than 360 days
Receivables billed	140,858	79,837	41,952	11,358	5,821	1,890

	Balance at 11/30/2012	Amount not yet due	Up to 90 days	90 – 180 days	180 – 360 days	More than 360 days
Receivables billed	150,416	101,533	31,229	14,134	525	2,995
As of November 30, 2012, the amount of the provision was 18,869 thousands of U.S. dollars (2011: 3,760 thousands of U.S. dollars).

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Predecessor does not hold any collateral as security.

Receivables from employees are mainly comprised of salary advances to employees of the combined entities.

11. CASH AND CASH EQUIVALENTS

The breakdown of cash held is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Cash at bank and in hand	81,905	49,618
Cash equivalents	—	—

Cash and cash equivalents	81,905	49,618

All cash and cash equivalent balances at combined entities comprising the Predecessor are available for use without restriction.

12. FINANCIAL LIABILITIES

The breakdown of the Predecessor´s financial liabilities by category at December 31, 2011 and November 30, 2012 is as follows:

	December 31, 2011
	Thousands of U.S. dollars
	Liabilities at fair value through P&L	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Non-Current Financial Liabilities
Bank Borrowings	—	—	111,588	111,588
Derivative financial instruments	—	336	—	336
Other non-trade payables	—	—	65	65

Total	—	336	111,653	111,989

Current Financial Liabilities
Bank Borrowings	—	—	15,370	15,370
Derivative financial instruments	—	(334)	—	(334)
Other non-trade payables	—	—	68,763	68,763
Trade payables	—	—	103,174	103,174

Total	—	(334)	187,307	186,973

Total financial liabilities	—	2	298,960	298,962

	November 30, 2012
	Thousands of U.S. dollars
	Liabilities at fair value through P&L	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Non-Current Financial Liabilities
Bank Borrowings	—	—	74,607	74,607
Derivative financial instruments	—	819	—	819
Other non-trade payables	—	—	56	56

Total	—	819	74,663	75,482

Current Financial Liabilities
Bank Borrowings	—	—	12,834	12,834
Derivative financial instruments	—	183	—	183
Other non-trade payables	—	—	45,269	45,269
Trade payables	—	—	103,826	103,826

Total	—	183	161,929	162,112

Total financial liabilities	—	1,002	236,592	237,594

The categories in this disclosure are determined by IAS 39.

13. INTEREST-BEARING DEBT AND DERIVATIVES

Interest-bearing debt and derivatives at December 31, 2011 and November 30, 2012 was as follows:

	Thousands of U.S. dollars
	December 31, 2011	November 30, 2012
Current
Foreign-currency loans	8,856	12,489
U.S. dollar loans	6,514	345
Financial instruments—Derivatives (note 12)	(334)	183

Total current interest-bearing debt	15,036	13,017

Non-Current
Foreign-currency loans	110,927	74,134
U.S. dollar loans	661	473
Financial instruments—Derivatives (note 12)	336	819

Total non-current interest-bearing debt	111,924	75,426

Total loans	126,960	88,443

The loans listed above mature until 2016 and bear interest at an average rate of 2.90% (2011: 4.14%).

Derivatives are represented by interest rate swaps and they are held to hedge interest rate risk associated to the syndicated credit facility in euros described below. The notional amount of such derivatives is 35,709 thousands Euros.

The exposure of the group’s borrowings based on the maturity date at the end of the reporting period is as follows:

	Thousands of U.S. dollars
	December 31, 2011	November 30, 2012
1 year or less	15,036	13,017
1 to 2 years	11,831	73,147
2 to 3 years	5,249	2,090
3 to 4 years	94,542	189
Over 5 years	302	—

	126,960	88,443

The carrying amounts and fair value of the borrowings are as follows:

	Thousands of U.S. dollars
	Carrying amount		Fair value
	December 31, 2011	November 30, 2012	December 31, 2011	November 30, 2012
Foreign-currency loans	119,783	86,625	119,783	86,625
U.S. dollar loans	7,175	818	7,175	818
Financial instruments—Derivatives (note 12)	2	1,000	2	1,000

Total loans	126,960	88,443	126,960	88,443

The fair value hierarchy of the borrowings is level 2. The fair value methodology used for the disclosure of fair value is based on discounted cash flows.

U.S. dollar loans

•	On November 16, and December 9, 2010, Atento Brasil, S.A. arranged loans with Bradesco. The amount of loans were 5,834 and 19,905 thousands of U.S. dollars, respectively. These loans matured on

November 11, and December 5, 2011, respectively. The interest rates applicable to these loans were 11.44% and 11.85%, respectively. On November 11, 2011, an extension to one loan was granted by Bradesco. The loan was for 5,834 thousands U.S. dollars, matured on November 5, 2012, and had interest of 11.26%.

•	U.S. dollar loans also include a finance lease for 651 thousands of U.S. dollar held by Woknal, S.A. which commenced on October 2010 and matures on April 2014.

An overview of the foreign-currency loans outstanding at December 31, 2011 and November 30, 2012 is given below:

	Outstanding balance at December 31, 2011 (in thousands of local currency and U.S. dollars)
	Local currency	Underlying debt in dollars	Derivatives committed in dollars (*)	Total
EUR	81,196	105,060	—	105,060
MAD	21,200	2,464	—	2,464
COP	10,961,873	5,643	—	5,643
CLP	82,234	158	—	158
ARS	27,839	6,458	—	6,458

Total		119,783	—	119,783

Euro loans

•

On March 29, 2011, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a syndicated credit facility with Banco Santander, S.A. and HSBC Bank plc. The loan comprises two separate facilities. Facility A is a term loan which will be repaid in installments of 15% at the end of 2012, 20% at the end of 2013, 25% at the end of 2014 and the remaining 40% at March 29, 2015, while all amounts under Facility B shall be repaid on the last day of each interest period unless they are refinanced on such date by means of a new loan entered into under Facility B, the aggregate amount of which being equal to or less than the maturing amount borrowed under Facility B due for repayment until the final maturity date, which is March 29, 2015. The maturity schedule is as follows:

Year	Tranche A	Tranche B
Current	2,845	—
Non-current	80,866	21,349

	83,711	21,349

•

The interest rate for each period is the annual rate calculated by adding the spread applicable at any given time under the terms of the credit facility agreement and the EURIBOR rate at a term equivalent to the interest period agreed at all times. The interest on the syndicated credit facility is linked to the EURIBOR rate plus a spread ranging from 1.60% to 2.10% based on compliance with the net financial debt/EBITDA ratio.

•

The commitments and obligations of the parties are those ordinarily assumed in syndicated financing transactions. Some of the financing arranged by Atento is subject to compliance with certain financial covenants on consolidated figures. All the covenants were being complied with at the date of preparation of these combined carve-out financial statements.

•

This credit facility is guaranteed by other Atento companies (the “Guarantors”). At the date of these combined carve-out financial statements, the Guarantors are Atento Brasil, S.A. and Atento Mexicana, S.A. de C.V.

Other foreign-currency loans

•

On February 28, 2011, Atento Colombia, S.A. arranged a loan with BBVA Colombia for 15,700,000 thousand Colombian pesos, maturing on February 28, 2013. Applicable interest is DTF plus a spread of 1.8%. The loan was pre-paid on November 28, 2012. The amount of this loan as of December 31, 2011 was 4,969 thousands U.S. dollars.

•

On July 21, 2011, Atento Colombia, S.A. arranged a loan with BBVA Colombia for 1,800,000 thousand Colombian pesos. The loan matured and was repaid on July 19, 2012 and had interest of DTF plus a spread of 2.5%. The amount of this loan as of December 31, 2011 was 673 thousands U.S. dollars.

•

On April 15, 2011, Microcentro, S.A. arranged a loan with HSBC Argentina, S.A. for 8,000 thousand Argentinean pesos, maturing on April 12, 2013, with interest of 19%. This loan was pre-paid on November 28, 2011.

•

On April 15, 2011, Centro de Contactos Salta arranged a loan with HSBC Argentina, S.A. for 18,300 thousand Argentinean pesos, maturing on April 12, 2013, with interest of 19%. This loan was pre-paid on November 28, 2011.

•

On June 28, 2011, Atento Marruecos, S.A. arranged a loan with Banco Sabadell, for 21,200 thousand dirham, maturing on June 28, 2016, with interest of 6%. A portion of this loan of 10,000 dirham was pre-paid November 2012. As of November 30, 2012 this loan had an outstanding balance of 879 thousand U.S. dollars (2,464 U.S. dollars as of December 31, 2011).

•

Other foreign currency loans include a finance lease held by Atento Chile, S.A. which was cancelled on November 2013. As of November 30, 2012 this loan had an outstanding balance of 74 thousands U.S. dollars (158 thousands U.S. dollars as of December 31, 2011).

	Outstanding balance at November 30, 2012 (in thousands of local currency and U.S. dollars)
	Local currency	Underlying debt in dollars	Derivatives committed in dollars(*)	Total
EUR	60,659	78,770	—	78,770
BRL	14,540	6,900	—	6,900
MAD	7,547	879	—	879
CLP	35,621	74	—	74
			—

Total		86,623	—	86,623

•

On January 2, 2012, Atento Brasil, S.A. arranged a loan with Banco Santander for 30,000 thousand Brazilian reais. It matures on January 2, 2014 and bears interest at 112.8% of the CDI. This loan was pre-paid on November 2012.

•

On March 1, 2012, Atento Brasil, S.A. arranged a loan with Banco Santander for 40,000 thousand Brazilian reais, maturing on January 2, 2014 and bearing interest at 112.5% of the CDI. This loan was pre-paid on November 2012.

14. OTHER NON-TRADE PAYABLES

The breakdown of “Other non-trade payables” in 2011 and 2012 is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Current
Wages and salaries payable	112,687	138,573
Payables to suppliers of property, plant and Equipment	57,996	36,434
Other non-trade payables	8,546	2,965
Other non-trade payables to related parties	2,221	5,870
Deferred income	470	796

Total other non-trade payables	181,920	184,638

Non-current
Other payables	65	56
Deferred income	33	21

Total other non-trade payables	98	77

“Non-current other payables” mainly includes amounts owed to public administrations by Atento Brasil, S.A. and deferred income is primarily composed of government grants.

15. TRADE PAYABLES

The breakdown of “Trade payables” at December 31, 2011 and November 30, 2012, is as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2011	Balance at 11/30/2012
Current
Payable on purchases	75,121	58,088
Other trade payable to related parties	28,027	29,566
Advances received	26	9,006
Other trade payable	—	7,166

Total	103,174	103,826

At November 30, 2012, advances received of 9,006 thousand U.S. dollars represent cash received from the Telefónica Group for client services to be performed.

16. NON-CONTROLLING INTERESTS

In 2011 and 2012, changes recognized in non-controlling interests (NCI) were as follows:

	Thousands of U.S. dollars
Company (non-controlling interest)	Balance at 12/31/2010	Profit for the year	Dividends paid	Transfers	Translation differences	Balance at 12/31/2011
Atento Chile, S.A. (Telefónica Chile)	13,872	2,356	—	—	(1,462)	14,766
Atento Centro de Formación	94	(4)	—	—	(4)	86
Atento Educación Limitada (Telefónica Chile)	(294)	45	—	—	(45)	(294)

Total	13,672	2,397	—	—	(1,511)	14,558

		Thousands of U.S. dollars
Company (non-controlling interest)	Balance at 12/31/2011	Profit for the year	Dividends paid	Transfers	Translation differences	Acquisition of NCI	Balance at 11/30/2012
Atento Chile, S.A. (Telefónica Chile)	14,766	361	(5,790)	—	1,181	(10,518)	—
Atento Centro de Formación	86	—	—	—	2	(88)	—
Atento Educación Limitada (Telefónica Chile)	(294)	46	—	—	(107)	355	—

Total	14,558	407	(5,790)	—	1,076	(10,251)	—

17. PROVISIONS AND CONTINGENCIES

The amounts of and changes in current and non-current provisions for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 are as follows:

	Balance at 12/31/2010	Increases	Decreases	Unwinding Discount	Transfers	Translation differences	Balance at 12/31/2011
Non-current
Provision for employee benefits	—	197	(586)	—	902	(57)	456
Provision for tax	—	24	—	—	—	(1)	23
Provision for dismantling	9,949	2,077	—	1,077	—	(1,419)	11,684
Provisions for other claims	33	347	—	—	—	(25)	355

Total	9,982	2,645	(586)	1,077	902	(1,502)	12,518

Current
Provision for employee benefits	—	1,488	—	—	—	(103)	1,385
Provision for employee claims	—	18,050	(24,664)	(2,908)	30,629	(1,431)	19,676
Provision for tax	—	793	—	—	—	16	809
Provision for dismantling	1,201	270	(431)	144	—	(132)	1,052
Provisions for other claims	4,891	225	(175)	1	(4,229)	(180)	533
Other provisions	6,830	8	(859)	—	(5,175)	(182)	622

Total	12,922	20,834	(26,129)	(2,763)	21,225	(2,012)	24,077

	Balance at 12/31/2011	Increases	Decreases	Unwinding Discount	Transfers	Translation differences	Balance at 11/30/2012
Non-current
Provision for employee benefits	456	3,069	—	—	—	(177)	3,348
Provision for tax	23	4,950	—	297	—	(421)	4,849
Provision for dismantling	11,684	5,127	(208)	—	—	(1,600)	15,003
Other provisions	355	—	—	—	—	—	355

Total	12,518	13,146	(208)	297	—	(2,198)	23,555

Current
Provision for employee benefits	1,385	—	(1,372)	—	—	(13)	—
Provision for employee claims	19,676	19,610	(15,219)	2,132	—	(2,499)	23,700
Provision for tax	809	95	(27)	—	—	38	915
Provision for dismantling	1,052	—	(988)	—	—	(36)	28
Provisions for other claims	533	85	(124)	—	—	(56)	438
Other provisions	622	4,329	(650)	—	—	60	4,361

Total	24,077	24,119	(18,380)	2,132	—	(2,506)	29,442

Increases and decreases in this caption during 2012 correspond mainly to the provisions for employee claims and to the provisions for other claims in Brazil and Argentina in the amounts of 12,769 and a decrease of 9,439 thousand U.S. dollars, and 6,926 and a decrease of 5,791 thousand U.S. dollars, respectively. Additionally, the amount registered in “Transfers” in 2011 is related to a reclassification recorded from the account “Trade and other payables” to this heading.

The balance of this provision at November 30, 2012 is mainly comprised of an amount of 12,426 thousand U.S. dollars corresponding to Brazil (7,784 thousand U.S. dollars at December 31, 2011), and 10,399 thousand U.S. dollars corresponding to Argentina (2011: 10,496 thousand U.S. dollars).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments.

Current and non-current provisions for dismantling mainly include the provision for the dismantling of Atento Brasil, S.A. for the amount of 14,266 thousand U.S. dollars (2011: 12,264 thousand U.S. dollars).

Details of ongoing litigation as of November 30, 2012 are described in the following paragraphs.

In relation to Atento Brasil’s ongoing litigation with the Brazilian Social Security Authorities (INSS) and the Regional Labor Department (classified in 2010 as remote risk), for the payment in cash for transport passes to employees, in December 2011 binding decision (súmula) number 60 was handed down establishing that the amount paid in cash to employees in connection with “transport passes” is exempt from social security contributions. This decision is binding for both the administrative and legal authorities, and implies a favorable result for Atento Brasil in relation to all ongoing litigation. Although at the preparation date of the combined carve-out financial statements, the court’s final decision on the INSS litigation is still pending, Atento Brasil’s position has resulted favorable in all instances and therefore the risk associated to this litigation has been evaluated as possible.

At November 30, 2012 Atento Brasil was involved in approximately 8,031 labor-related disputes, filed by the Predecessor´s employees or ex-employees for various reasons, including dismissals or differences over employment conditions in general. The total amount of these claims is 281,744 thousand U.S. dollars, with possible claims, as classified by the Company’s internal and external lawyers, totalling 82,287 thousand U.S. dollars. For the most part, the further along the legal proceedings in this type of case in Brazil, the more remote the possible risk. Taking account of the amount of litigation that arises in Brazil and past experience in this type of claim, the Company has recognized provisions at November 30, 2012 amounting to 12,426 thousand U.S. dollars, which in the opinion of its directors based in part on the advice of legal advisors is sufficient to cover the risk of payments likely to be made because of these claims.

Additionally, as of November 30, 2012, Atento Brasil has 28 lawsuits ongoing with the Tax Authorities and Social Security Department for various reasons relating to infraction proceedings filed. The total amount of these claims is approximately 31,171 thousand U.S. dollars, and according to the Company’s external lawyers, the risk of materialization is possible.

Lastly, Atento Brasil has 21 civil lawsuits in progress relating to different causes. The total amount of these claims is approximately 6,721 thousand U.S. dollars, for which, according to the Company’s external lawyers, the risk of materialization is possible.

At November 30, 2012, Teleatento del Perú had a pending lawsuit against the Peruvian tax authority (Administración Tributaria Peruana) in the amount of 10,885 thousand U.S. dollars, for which, according to the Company’s external lawyers, the risk of materialization is possible.

18. TAX MATTERS

The breakdown of the Predecessor’s income tax expense is as follows:

	Thousands of U.S. dollars
	2011	2012
Current tax:
Current tax expense	54,310	61,989
Adjustment in respect to prior years	206	305

Total current tax	54,516	62,294

Total deferred tax	340	(1,588)

Total income tax expense	54,856	60,706

The effective tax rate paid by the Predecessor is 37.97% at December 31, 2011 and 40.24% at November 30, 2012. If we analyze the aggregated effective tax rate not considering the holding companies, the effective tax rate will approximate 38% and 33% at December 31, 2011 and November 30, 2012, respectively, which are deemed reasonable effective tax rates. Further, the calculated tax rate is within the Predecessor’s range of reasonable parameters given that the official standard rates applicable to the main the Predecessor combined companies range from 28% to 47%. As there are no significant permanent differences, it was not considered necessary to provide further disclosures on the reconciliation of accounting and tax profit other than the changes in deferred taxes outlined below.

The combined entities file taxes separately in accordance with the tax legislation of their respective countries of incorporation.

The years open for review by the tax inspection authorities for the main taxes applicable vary from one company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. The Predecessor´s management considers that no significant contingencies would arise from a review by the tax authorities of the operations in the years open to inspection.

Deferred tax assets and liabilities

The breakdown in these headings at January 1, 2011, December 31, 2011, and November 30, 2012, and the movements during the years then ended are as follows:

	Thousands of U.S. dollars
	Balance at 12/31/2010	Increases	Decreases	Transfers	Translation differences	Balance at 12/31/2011
DEFERRED TAX ASSETS	68,938	7,826	(8,752)	(373)	(5,001)	62,638

Unused tax losses(*)	25,776	469	(7,552)	70	(2,102)	16,661
Unused tax credits	813	4,895	(107)	(719)	531	5,413
Deferred tax assets (temporary differences)	42,349	2,462	(1,093)	276	(3,430)	40,564

DEFERRED TAX LIABILITIES	42,528	7,934	(315)	(82)	(4,668)	45,397

(*)	Tax credits for loss carryforwards

	Thousands of U.S. dollars
	Balance at 12/31/2011	Increases	Decreases	Transfers	Translation differences	Balance at 11/30/2012
DEFERRED TAX ASSETS	62,638	22,678	(22,979)	(356)	(3,157)	58,824

Unused tax losses(*)	16,661	1,773	(12,194)	310	(1,002)	5,548
Unused tax credits	5,413	195	(28)	(666)	7	4,921
Deferred tax assets (temporary differences)	40,564	20,710	(10,757)	—	(2,162)	48,355

DEFERRED TAX LIABILITIES	45,397	—	(1,498)	—	(3,934)	39,965

(*)	Tax credits for loss carryforwards

Deferred tax assets at December 31, 2011 and November 30, 2012 arose mainly from unused tax losses in Brazil (16,427 thousands U.S. Dollars in 2011 and 5,041 thousands U.S. Dollars in 2012 respectively) and temporary differences as a result of differing depreciation and amortization rates of assets for accounting and tax purposes in Brazil (17,806 thousands U.S. dollars in 2011 and 26,629 thousands U.S. Dollars in 2012 respectively).

Deferred tax assets has been registered in the statement of financial position in conformity with the best estimate on the future results, to the extent it is probable that above mentioned assets are recovered.

Deferred tax liabilities at December 31, 2011 and November 30, 2012, mainly include temporary differences arising from the amortization of Atento Brasil, S.A. goodwill for tax purposes.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

2011

	Thousands of U.S. dollars
	2012	2013	2014	2015	2016	2017	Subsequent years	Total
Tax losses	9,764	6,897	—	—	—	—	—	16,661
Recognized	9,764	6,897	—	—	—	—	—	16,661
Not recognized	—	—	—	—	—	—	—	—
Deductible temporary differences	27,267	5,898	5,912	1,197	91	9	190	40,564
Recognized	27,267	5,898	5,912	1,197	91	9	190	40,564
Not recognized	—	—	—	—	—	—	—	—
Tax credits	144	—	626	—	—	—	4,643	5,413
Recognized	144	—	626	—	—	—	4,643	5,413
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax assets	37,175	12,795	6,538	1,197	91	9	4,833	62,638

Recognized	37,175	12,795	6,538	1,197	91	9	4,833	62,638
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax liabilities	631	239	238	89	143	52	44,005	45,397

2012

	Thousands of U.S. dollars
	2013	2014	2015	2016	2017	2018	Subsequent years	Total
Tax losses	5,548	—	—	—	—	—	—	5,548
Recognized	5,548	—	—	—	—	—	—	5,548
Not recognized	—	—	—	—	—	—	—	—
Deductible temporary differences	47,074	298	56	—	—	—	927	48,355
Recognized	47,074	298	56	—	—	—	927	48,355
Not recognized	—	—	—	—	—	—	—	—
Tax credits	84	—	—	—	—	—	4,837	4,921
Recognized	84	—	—	—	—	—	4,837	4,921

Total deferred tax assets	52,706	298	56	—	—	—	5,764	58,824

Recognized	52,706	298	55	—	—	—	5,764	58,824
Not recognized	—	—	—	—	—	—	—	—

Total deferred tax liabilities	34,648	1,173	796	659	597	565	1,527	39,965

Public administrations and Income Tax Payable

The breakdown of current tax receivable, income tax payables, other receivables from public administrations and other payables to public administrations at December 31, 2011, and November 30, 2012 is as follows:

	Thousands of U.S. dollars
Receivables	12/31/2011	11/30/2012
Current
Indirect tax	3,735	3,173
Social security	966	—
Withholding tax	489	—
Other	6,397	6,457
Income taxes receivable	7,997	34,557

Total	19,584	44,187

	Thousands of U.S. dollars
Payables	12/31/2011	11/30/2012
Current
Personal income tax withholdings	45,560	40,332
Indirect taxes	22,973	17,023
Social security	9,912	9,668
Other	9,553	9,339
Income taxes payable	11,234	47,396

Total	99,232	123,758

19. REVENUE AND EXPENSE

a) Revenue

The breakdown of “Revenue” at the Predecessor for the year ended December 31, 2011 and the eleven-month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
Rendering of services to Telefónica Group companies (see Note 23)	1,235,944	1,065,376
Rendering of services to other companies	1,181,342	1,060,552

Total	2,417,286	2,125,928

b) Other operating income

The breakdown of “Other operating income” in the combined carve-out income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
Non-core and other operating income from Telefónica Group companies (Note 23)	431	755
Non-core and other operating income from other companies	1,184	(161)
Income from compensation and other non-recurring	—	479
Government grants	1,902	751
Gains on disposal of non-current assets (see Notes 6 & 8)	3,704	33

Total	7,221	1,857

c) Supplies

The breakdown of this heading by item and related party or external company for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Induced business	47,504	38,667
Infrastructure lease	940	—
Other	349	3,665

Total supplies by Telefónica Group companies (see Note 23)	48,793	42,332

Induced business	2,996	2,976
Infrastructure lease	35,147	25,309
Other	42,909	34,891

Total supplies by other companies	81,052	63,176

TOTAL	129,845	105,508

d) Employee benefits expense

The breakdown of this heading for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Wages and salaries	1,213,452	1,104,700
Termination benefits	30,719	29,390
Social security	246,789	146,265
Restructuring	10,106	4,274
Supplementary pension contributions	611	3,252
Other welfare expenses	200,241	194,961

TOTAL	1,701,918	1,482,842

Supplementary pension contributions refer to a defined contribution structured through contributions at a certain percentage of the executive’s fixed remuneration. These percentages vary depending on the employee’s professional category. The plan envisages extraordinary contributions depending on the personal circumstances of each manager.

e) Number of employees

The average Predecessor workforce in 2011 and 2012 and the breakdown by country are as follows:

Headcount
Country	2011	2012
Argentina(1)	8,465	9,308
Brazil	79,664	82,876
Central America(2)	4,073	3,696
Chile	4,684	4,314
Colombia	3,867	4,513
Spain(4)	15,170	14,624
Morocco	2,159	2,196
Mexico(3)	19,052	17,401
Peru	8,646	9,744
Puerto Rico	573	684
Czech Republic	689	584

Total	147,042	149,940

(1)	Includes staff in Uruguay
(2)	Includes staff in Guatemala, El Salvador and Panama
(3)	Includes staff in Texas
(4)	Includes corporate staff previously at Atento Inversiones y Teleservicios

f) Depreciation and amortization

The depreciation and amortization charges recognized in the combined carve-out income statements in 2011 and 2012 are as follows:

	Thousands of U.S. dollars
	2011	2012
Amortization of intangible assets (Note 6)	26,434	26,155
Depreciation of property, plant and equipment (see Note 8)	52,069	51,993

Total	78,503	78,148

g) Other operating expenses

The breakdown of “Other operating expenses” in the combined carve-out income statement for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. Dollars
	2011	2012
External services provided by Telefónica Group companies (see Note 23)	17,810	15,234
External services provided by other companies	311,844	257,346
Impairment allowance on Intangible assets and Property, plant and equipment (see Notes 6 & 8)	8,534	38
Taxes other than income tax	7,978	9,167
Other operating expenses with Group companies	—	37
Other operating expenses with other companies	343	(234)
Write-off and disposals of non-current assets (see Note 6)	9,492	1,989

TOTAL	356,001	283,577

The breakdown of “External services” under “Other operating expenses” by related party or external company for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
	2011	2012
External services, Telefónica Group companies:
Leases (see Note 22)	10,746	10,017
Installation and maintenance	1,282	307
Communications	942	1,339
Publicity, advertising and public relations	203	46
Insurance premiums	171	183
Other	4,466	3,342

Total external services, Telefónica Group companies	17,810	15,234

External services, associates and other companies
Leases (see Note 22)	127,274	103,325
Installation and maintenance	41,047	38,453
Lawyers and law firms	6,057	5,066
Tax advisory	283	153
Consultants	10,029	6,572
Audit and other services	2,066	1,501
Studies and work performed	84	44
Other external professional services	5,520	3,316
Advertising	1,002	1,285
Fairs and events	1,656	1,089
Public relations	348	440
Other publicity, advertising and public relations	5,164	3,662
Insurance premiums	1,493	1,465
Travel expenses	17,865	10,032
Utilities	34,368	33,681
Banking and similar services	660	1,821
Other	56,927	45,479

Total external services, associates and other companies	311,843	257,384

TOTAL	329,653	272,618

h) Finance income, costs and net foreign exchange gain (loss)

The breakdown of “Finance income”, “Finance costs” and “net foreign exchange gain (loss) in the combined carve-out income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 was as follows:

	Thousands of U.S. dollars
	2011	2012
Income from securities and loans to Telefónica Group companies	558	280
Income from securities and loans to other companies	10,374	11,301

Total	10,932	11,581

Finance costs on borrowings from Telefónica Group companies	823	243
Finance costs on borrowings from other companies	18,370	23,265

Total	19,193	23,508

The breakdown of “Exchange gains” and “Exchange losses” for the eleven month period ended November 30, 2012 and the year ended December 31, 2011 was as follows:

	Thousands of U.S. dollars
Exchange gains	2011	2012
Loans and receivables	1,053	63
Other financial transactions	583	7,993
Trade transactions	8,610	1,888

Total	10,246	9,944

	Thousands of U.S. dollars
Exchange losses	2011	2012
Loans and receivables	416	—
Other financial transactions	8,574	7,085
Trade transactions	4,076	3,835

Total	13,066	10,920

i) Auditors’ fees

The fees paid in 2012 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Predecessor ) belongs, amounted to 1,112 thousand U.S. dollars. Fees paid in 2011 to the same firm, which also audited the Predecessor those years, amounted to 2,025 thousand U.S. dollars.

These fees include amounts paid in respect of fully consolidated Spanish and foreign Predecessor companies.

20. SEGMENT INFORMATION

The Chief Operating Decision Maker (“CODM”) is represented by the Chief Executive Officer. The CODM takes a geographic approach to decision-making, dividing the business up into three segments:

•	EMEA (Europe, Middle East and Africa), which combines the activities carried out regionally in Spain, Morocco and the Czech Republic.

•	Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes operations in the United States.

•	Brazil, which given its different language and importance is managed separately.

Intersegment transactions are measured using market prices.

The Predecessor uses earnings from continuing operations before interest, taxes and depreciation and amortization (EBITDA) and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), discontinued operations and tax consequences. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs, financing fees and other items which are not correlated to our core operating results.

EBITDA and Adjusted EBITDA are a commonly reported measure and is widely used among analysts, investors and other interested parties in the Predecessor´s industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and Adjusted EBITDA should not be considered as an alternative to profit for the year as a measurement of our combined carve-out earnings or as an alternative to combined carve-out cash flows from operating activities as a measurement of our liquidity.

2011

	EMEA	Americas	Brazil	Other and eliminations	Group total
Sales to other companies	104,976	358,930	716,952	484	1,181,342
Sales to Telefónica Group and other Group companies	291,729	320,229	626,169	(2,183)	1,235,944
Other operating income and expenses	(362,646)	(584,108)	(1,197,450)	(39,029)	(2,183,233)

EBITDA	34,059	95,051	145,671	(40,728)	234,053

Depreciation and amortization	(8,673)	(30,074)	(37,464)	(2,292)	(78,503)

Operating income (loss)	25,386	64,977	108,207	(43,020)	155,550

Net finance (expense) income	(1,021)	(4,823)	(4,896)	(342)	(11,082)
Income tax	(6,894)	(15,956)	(29,258)	(2,748)	(54,856)
Profit for the period (from continuing operations)	17,471	44,198	74,053	(46,110)	89,612

Discontinued operations	722	—	—	—	722
Profit for the period	18,193	44,198	74,053	(46,110)	90,334

Non-controlling interests	—	(2,397)	—	—	(2,397)

Profit (loss) attributable to equity holders of the parent	18,193	41,801	74,053	(46,110)	87,937

EBITDA	34,059	95,051	145,671	(40,728)	234,053
Adjustments to Adjusted EBITDA:
Restructuring costs	—	—	—	8,046	8,046
Asset impairments	—	—	—	8,577	8,577
Other	(1,118)	—	(4,367)	1,712	(3,773)
Adjusted EBITDA	32,941	95,051	141,304	(22,393)	246,903
Capital expenditure	49,620	37,178	52,600	2,205	141,603
Fixed assets	81,067	125,337	260,035	32,746	499,185
Allocated assets	201,153	400,270	588,822	34,356	1,224,601
Allocated liabilities	124,022	195,736	241,543	32,075	593,376

2012

	EMEA	Americas	Brazil	Other and eliminations	Group total
Sales to other companies	105,174	324,390	630,860	128	1,060,552
Sales to Telefónica Group and other Group companies	242,627	337,725	485,948	(924)	1,065,376
Other operating income and expenses	(306,417)	(569,881)	(989,860)	(17,857)	(1,884,015)

EBITDA	41,384	92,234	126,948	(18,653)	241,913

Depreciation and amortization	(12,240)	(29,549)	(35,721)	(638)	(78,148)

Operating income (loss)	29,144	62,685	91,227	(19,291)	163,765

Net finance (expense) income	(1,387)	(2,689)	(6,762)	(2,065)	(12,903)
Income tax	(8,239)	(25,868)	(25,881)	(718)	(60,706)
Non-controlling interests	—	—	—	—	—
Discontinued operations	—	—	—	—	—

Profit (loss) attributable to equity holders of the parent	19,518	34,128	58,584	(22,074)	90,156

EBITDA	41,384	92,234	126,948	(18,653)	241,913
Adjustments to adjusted EBITDA:
Acquisition and integration costs	—	—	—	221	221
Restructuring costs	1,440	2,466	—	—	3,906
Asset impairments	—	—	—	—	—
Site relocation costs	—	—	1,736	—	1,736
Other	(11,381)	(471)	—	—	(11,852)
Adjusted EBITDA	31,443	94,229	128,684	(18,432)	235,924
Capital expenditure	9,728	11,350	55,392	463	76,933
Fixed assets	86,027	106,064	247,971	32,163	472,225
Allocated assets	231,106	414,093	607,652	10,920	1,263,771
Allocated liabilities	138,388	196,137	411,598	(152,419)	593,704

Other and eliminations includes the activities of certain intermediate holding companies as well as intersegment transactions. The amount included in Other and eliminations of Allocated liabilities for 2012 corresponds mainly to the elimination of intragroup dividend payables from Brazil.

The breakdown of external and inter-segment sales by the main countries where the Predecessor operates for the year ended December 31, 2011 and the eleven month period ended November 30, 2012 is as follows:

	Thousands of U.S. dollars
Country	2011	2012
Spain	351,590	311,038
Morocco	33,343	26,628
Czech Republic	11,717	9,947

EMEA	396,650	347,613

Argentina	138,853	177,794
Chile	73,987	64,073
Colombia	50,783	54,950
El Salvador	11,507	13,343
United States	18,203	16,528
Guatemala	13,936	13,846
Mexico	261,632	213,478
Peru	86,318	85,725
Puerto Rico	14,237	13,747
Uruguay	7,583	7,718
Panama	249	177

Americas	677,288	661,379

Brazil	1,342,864	1,116,808

Other and eliminations	484	128

Total Group and non-Group revenue	2,417,286	2,125,928

Inter-segment transactions are carried out at arm’s length prices.

Transactions accounting for 10% of the Predecessor´s revenue from operations, in this case transactions with the Telefónica Group, are detailed in Note 23. Transactions with BBVA represent approximately 8% of revenue from operations for the eleven months ended November 30, 2012 (9% for the year ended December 31, 2011).

21. DISCONTINUED OPERATIONS

In 2011, the only company considered a discontinued operation was Atento Italia, S.R.L. which was definitively liquidated in 2011.

In 2011, the results of discontinued operations were included in the combined carve-out income statement as shown in the table below:

Thousands of U.S. dollars
2011
Income	722
Expenses	—
Operating income	722
Net finance income (expense)	—
Profit before tax from discontinued operation	722
Income tax expense	—
Net profit attributable to the discontinued operation	722

There were no discontinued operations in 2012.

22. COMMITMENTS AND RIGHTS

Operating lease commitments

The minimum commitments on operating leases, classified as maturing in less than one year, between one and five years, and over five years, are as follows:

2011

	Thousands of U.S. dollars
	Less than 1 year	1 to 5 years	More than 5 years	Total
Lease payment commitments with third parties	121,007	209,620	69,343	399,970
Lease payment commitments with related parties	7,078	3,418	—	10,496

Total	128,085	213,038	69,343	410,466

2012

	Thousands of U.S. dollars
	Less than 1 year	1 to 5 years	More than 5 years	Total
Lease payment commitments with third parties	102,298	193,642	—	295,940
Lease payment commitments with related parties	3,972	211	—	4,183

Total	106,270	193,853	—	300,123

Total expenses on operating leases recognized in the combined carve-out income statement for the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under Infrastructure leasing from related parties (see Notes 19c & 23) amount to 940 thousand U.S. dollars and nil thousands of U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under Infrastructure leasing from other companies (see Note 19c) total expenses amount to 35,147 thousand U.S. dollars and 298 thousand U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under External services provided by related parties (see Note 19g) total expenses related to leases amount to 10,746 thousand U.S. dollars and 10,017 thousand U.S. dollars, respectively.

For the year ended December 31, 2011 and for the eleven months ended November 30, 2012 under External services provided by other companies (see Note 19g) total expenses related to leases amount to 127,274 thousand U.S. dollars and 103,325 thousand U.S. dollars, respectively.

There are no contingent payments on operating leases recognized in the consolidated income statements for the year ended December 31, 2011 and the eleven month period ended November 30, 2012.

The operating leases where the combined entities act as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2020.

At December 31, 2011 and November 30, 2012, the payment commitment for the early cancellation of these leases amounts to 265,824 and 179,884 thousand U.S. dollars, respectively.

Guarantees

At December 31, 2011 and November 30, 2012, the Predecessor had various guarantees and commitments with third parties amounting to 147,287 thousand U.S. dollars and 138,042 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2011 and November 30, 2012 are as follows:

	Thousands of U.S. dollars
	12/31/2011	11/30/2012
Financial transactions	113,229	83,846
Contractual obligations with existing and potential customers	32,685	54,151
Other	1,373	45

Total	147,287	138,042

The parent company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

23. RELATED PARTIES

As indicated in Note 2 regarding the shareholding and operating relationships between the Predecessor and Telefónica, S.A., the companies belonging to the combined entities have been listed separately in the statement of financial position, income statement, statement of cash flow and the notes to the financial statements where such disclosure was necessary.

All services provided by the Predecessor are billed at arm’s length prices irrespective of any relationship that may exist with customers that are companies included in the Telefónica Group.

To guarantee that prices are freely negotiated and arranged with related parties on an arm’s length basis, the Predecessor and the various Telefónica Group companies have established negotiation procedures whereby belonging to the same group is not a precondition for contracting services. Accordingly, to win service contracts, the prices offered must be competitive with those available in the marketplace.

To this end, the Predecessor performs regular internal and external studies to determine the objective benchmark price in each country for each service provided and thus ensure that all of the Predecessor’s commercial transactions with Telefónica Group companies are carried out on an arm’s length basis.

On May 8, 2007, Telefónica, S.A. and AIT signed a Master Agreement for the provision of services that came into effect in October 2008. In April 2011, the first addendum to this Master Agreement was signed, extending its term until December 31, 2016. Telefónica Group companies also adhered to the addendum of the Master Agreement, implying that all specific contracts in force shall be extended to December 31, 2016.

Transactions carried out between the Predecessor and the Telefónica Group in 2012 and 2011 that are not disclosed in other notes are detailed below.

Assets & Liabilities

The breakdown of assets and liabilities balances with Telefónica Group companies at December 31, 2011 and November 30, 2012 was as follows:

	2011	2012
Receivables
Loans	1,112	4
Receivables	253,671	307,815
Other receivables	2,610	4,341

	257,393	312,160

Other Assets
Deposits and guarantees	179	187
Prepayments	83	614

	262	801

Payables
Payable	28,027	29,566
Other payables	2,221	5,870
Tax payable (related to consolidated taxes)	4,908	—
Dividend payable to Telefónica	1	1,949
Advances	4	8,659

	35,161	46,044

The long-term loan granted by Atento Brasil to Telesp Brasil, an affiliate of Telefónica, is included under “Financial assets”.

In September 2012, Atento Teleservicios España, S.A.U. arranged a credit line with Telefónica Finanzas, S.A.U. maturing in September 2012 for up to 33,926 thousand U.S. dollars. At September 30, 2012, Atento Teleservicios España, S.A.U. had drawn down 19,561 thousand U.S. dollars. The maturity of this credit line has been extended to November 13, 2012. Credit line was paid-off and closed out as of November 30, 2012.

In June 2012, Atento Servicios Auxiliares de Contact Center, S.L.U. signed a credit line with Telefónica Finanzas, S.A.U. maturing in September 2012 with a limit of 1,127 thousand U.S. dollars. At September 30, 2012, Atento Servicios Auxiliares de Contact Center, S.L.U. had drawn down 474 thousand U.S. dollars. The maturity of this credit line has been extended to November 13, 2012. The credit line was paid-off and closed out as of November 30, 2012.

Main transactions

The main transactions with Telefónica Group companies in 2011 and 2012 are as follows:

Transactions with Telefónica Group Companies	2011	2012
Income
Revenue and other Operating Income	1,236,375	1,066,132
Finance Income	557	280
Expenses
Supplies	(48,793)	(42,332)
External services	(17,810)	(15,234)
Finance Costs	(823)	(242)
Net translation differences	(2,857)	(235)
Other administrative expenses	(220)	(1,045)

Directors and Key management compensation

The members of the Board of Directors of the Predecessor as of November 30, 2012 are those listed below:

Name	Position in the Board of Directors
Francisco Javier de Paz Mancho	Chairman
Luis Iturbe Sanz de Madrid	Vice Chairman
Alejandro Reynal Ample	Chief Executive Officer
Claudio Vilar Furtado	Director
José Benito de Vega	Director
José Ignacio Calderón Balanzategui	Director
Natalia Sainz Stuyck	Director
Pierre Villar Iroumé	Director
Nicolás Bonilla Villalonga	Director
David Mª Jiménez-Blanco Carrillo de Albornoz	Director
Oscar Maraver Sánchez–Valdepeñas	Director
Alicia Herrán Fernández	Director
Reyes Cerezo Rodríguez-Sedano	Non-Executive Secretary

The following table show the total compensation paid to the Predecessor’s Board of Directors and key management in 2011 and 2012:

	Thousands of U.S. dollars
	January – December 2011	January – November 2012
Total compensation paid to Board of Directors	1,948	2,051
Total compensation paid to Key Management	5,280	5,213
Salary and other compensation	4,255	4,800
Health insurance	31	54
Payments of life insurance premiums	40	18
Pension Plan	75	65
Other benefits	879	276

Indemnities paid to senior executives in 2011 and 2012 totaled 5,289 and 3,330 thousand U.S. dollars, respectively.

Share-based payments linked to the Telefónica, S.A. share price

In 2011 and during part of 2012, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. These plans have been settled in connection with the acquisition of the combined entities described in Note 1.

Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica S.A. and other Telefónica Group companies, including Midco Sarl. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, on or after July 1, 2009) and the fifth phase began on July 1, 2010 (with any shares earned delivered on or after July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•

The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both the share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecom companies that comprise the comparison group. Each employee who is a member of the Plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica, S.A. is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica, S.A.’s TSR is in line with the median. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

When each phase matures, it is Telefónica, S.A. that is responsible for delivering the appropriate number of shares, determined as described above, to all the senior managers of the Telefónica Group taking part in the Plan. In this respect, at the end of each phase, Telefónica, S.A. will charge the Predecessor companies the share of the cost attributable to its managers and executives, calculated as the fair value on the grant date of the securities delivered.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting of Telefónica, S.A on May 18, 2011, a new long-term share-based incentive plan called the “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and senior executives.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end.

The Plan includes the possibility of co-investment so that all participants may receive an additional number of shares. This is also subject to compliance with certain stated requirements and targets of the Plan.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a notional number of shares. The number of shares to be delivered under the Plan is expected to range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the median of the Comparison Group, and

•

100% if Telefónica, S.A.’s TSR is within the third quartile or higher than that of the Comparison Group. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

The Plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares (“Co-Investment”), to be determined for each Participant, as appropriate, by the Board of Directors based on a report by the Appointments, Compensation and Good Governance Commission.

In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate.

Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

2011

The third phase of the plan ended on June 30, 2011. A total of 72,176 shares were delivered by Telefónica, S.A. to the Predecessor’s managers.

At December 31, 2011, the maximum number of shares assigned to the Predecessor’s executives amounted to 255,668 shares.

The average term outstanding on these entitlements at December 31, 2011 is 1.5 years.

Therefore, at December 31, 2011, the amount recognized by the Predecessor was 1,480 thousand U.S. dollars, with the cost accrued in the period charged to personnel expenses for the portion of the cost accrued during the year, considering the time elapsed from the launch of the Plan to the statement of financial position date, as well as the best estimate of the total cost attributable to it. This Plan was terminated in 2012 upon the close of the Acquisition.

24. EVENTS AFTER THE END OF THE REPORTING PERIOD

We have evaluated subsequent events through April 29, 2014, the date these combined carve-out financial statements were available to be issued and have identified the following subsequent events. In December 2012, Telefónica, S.A. and certain funds affiliated with Bain Capital Partners, LLC reached a definitive agreement for the acquisition, through the Successor, of the 100% of the businesses carried out by the combined entities. After the acquisition date, which was established on December 1, 2012, the combined entities are controlled by the Successor directly or through intermediate holding companies. The consideration paid amounts to approximately 1,022,184 thousand U.S. dollars.

The Successor has accounted for the acquisition of the combined entities in accordance with IFRS 3, Business Combinations, and has recorded assets acquired and liabilities assumed at fair value.

At February 3, 2014, Banco Nacional de Desenvolvimento Economico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil, S.A. for an amount equivalent to approximately 124.5 million U.S. dollars. On March 27, 2014 and April 16, 2014, BNDES disbursed BRL 56.6 million (24.8 million U.S. dollars) and BRL 23.7 million (10.6 million U.S. dollars) portions respectively of the total facility, accounting for 26.8% of total credit line.