Form 20-F
period 2015-12-31
Atento S.A.
filed 2016-04-18
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended: December 31, 2015

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

73,751,131 ordinary shares

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we closed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we have 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, the Board approved a share capital increase through the issuance of 131,620 shares. Therefore, the total shares increased from 73,619,511 to 73,751,131.

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

	2012		2013		2014		2015
	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.78	0.76	0.75	0.73	0.75	0.82	0.93	0.92
Brazil (BRL)	1.95	2.04	2.16	2.34	2.35	2.66	3.34	3.90
Mexico (MXN)	13.16	12.97	12.77	13.08	13.33	14.74	15.88	17.25
Colombia (COP)	1,797.34	1,768.23	1,869.31	1,926.83	2,000.23	2,390.44	2,745.55	3,153.54
Chile (CLP)	486.37	479.96	495.40	524.61	570.51	606.75	654.76	710.16
Peru (PEN)	2.64	2.55	2.70	2.80	2.84	2.98	3.19	3.41
Argentina (ARS)	4.55	4.92	5.48	6.52	8.12	8.55	9.26	13.04

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

Atento Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes one-month period from December 1, 2012 to December 31, 2012 and the year ended December 31, 2013, 2014 and 2015.

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

Rounding

Certain numerical figures presented in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements, or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

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

•       increases in employee benefit expenses, changes to labor laws and labor relations;

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. Our financial reporting periods presented in the table below are as follows:

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

•       The Company period reflects the consolidated results of operations of Atento; which includes the one-month period from December 1, 2012 to December 31, 2012, and the year ended December 31, 2013 and December 31, 2014.

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

Summary Consolidated Historical Financial Information
	Predecessor			Non-IFRS Aggregated
	For the year ended December 31,	For the period from Jan 1 - Nov 30,	For the period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,
($ in millions other than share and per share data)	2011	2012	2012	2012	2013	2014	2015
				(unaudited)
Revenue	2,417.3	2,125.9	190.9	2,316.8	2,341.1	2,298.3	1,965.6
Operating profit	155.6	163.8	(42.4)	121.4	105.0	87.2	119.6
Profit/(loss) for the year	90.3	90.2	(56.6)	33.6	(4.0)	(42.1)	49.1
Earnings per share-basic	n/a	n/a	(0.82)	n/a	(0.06)	(0.61)	0.67
Earnings per share-diluted	n/a	n/a	(0.82)	n/a	(0.06)	(0.61)	0.66
Weighted average number of shares outstanding-basic	n/a	n/a	68,800,000	n/a	68,800,000	69,603,252	73,648,760
Weighted average number of shares outstanding-diluted	n/a	n/a	68,800,000	n/a	68,800,000	70,357,034	74,674,967
Balance sheet data:
Total assets	1,224.6	1,263.8	1,961.0	n/a	1,842.2	1,657.9	1,378.4
Total share capital	n/a	n/a	n/a	n/a	-	-	-
Invested equity/equity	631.2	670.1	(32.7)	n/a	(134.0)	464.9	397.8

Selected Consolidated Other Financial Information
	Predecessor		Non-IFRS Aggregated
	For the period from Jan 1 - Nov 30,	For the period from Dec 1 - Dec 31	For the year ended December 31,	For the year ended December 31,		Change	Change excluding	For the year ended December 31,	Change	Change excluding
($ in millions)	2012	2012	2012	2013	2014	(%)	FX (%)	2015	(%)	FX (%)
			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,341.1	2,298.3	(1.8)	7.7	1,965.6	(14.5)	9.2
EBITDA (1)	241.9	(34.9)	207.0	234.0	207.0	(11.5)	(0.8)	222.5	7.5	40.2
Adjusted EBITDA (1)	235.9	32.2	268.1	295.1	306.4	3.8	13.7	250.3	(18.3)	6.7
Profit/(loss) attibutable to equity holders of the parent	89.7	(56.6)	33.1	(4.0)	(42.1)	N.M.	N.M.	49.1	N.M.	N.M.
Adjusted Earnings (2)	86.2	(8.9)	77.3	79.0	88.7	12.3	26.5	76.0	(14.3)	15.7
Adjusted Earnings per share (in U.S. dollars) (3)	1.17	(0.12)	1.05	1.07	1.20	12.3	26.5	1.03	(14.3)	15.7
Capital Expenditure (4)	(76.9)	(28.4)	(105.3)	(103.0)	(120.1)	16.6	25.9	(121.2)	0.9	34.9
Payments for acquisition of property, plant, equipment and intangible assets (5)	(102.6)	(16.2)	(118.8)	(128.8)	(117.9)	(8.5)	(4.2)	(96.4)	(18.2)	(1.2)
Total Debt	88.4	849.2	849.2	851.2	653.3	(23.2)	(12.8)	575.6	(11.9)	6.2
Cash and cash equivalents and short-term financial investments	83.3	229.0	229.0	213.5	238.3	11.6	27.3	184.0	(22.8)	(5.4)
Net debt with third parties (6)	5.1	620.2	620.2	637.7	415.0	(34.9)	(26.2)	391.6	(5.6)	12.8

(1)     In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)     In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings/(loss). Adjusted Earnings/(loss) is defined as profit/(loss) for the period from continuing operations adjusted for acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing and IPO fees, PECs interest expense, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings are not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings is an useful metric to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of our Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)     Excluding the impact of a previously disclosed one-time tax benefit related to the amortization of goodwill related to a contract with Telefónica in the year ended 2014, Adjusted Earnings per share grew 104.1%. Adjusted Earnings per share is calculated based on 73,648,760 ordinary shares outstanding as of December 31, 2015. The weighted average number of ordinary shares for the period ended December 31, 2014 was not considered in this calculation.

(4)     We define “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

Capital expenditures for the year ended December 31, 2015 reflect the acquisition by Atento of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

(5)     Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(6)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total Debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

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

See “Reconciliation of total debt to net debt with third parties” for a reconciliation of Total Debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Annual Report. The most directly comparable IFRS measure to Net debt with third parties is Total Debt.

Cash flow selected data:
	Predecessor			Non-IFRS Aggregated
	For the year ended December 31,	January 1 to November 30,	December 1 to December 31,	For the year ended December 31,	For the year ended December 31,
($ in millions)	2011	2012	2012	2012	2013	2014	2015
				(unaudited)
Cash from/(used in) operating activities	116.6	163.6	(68.3)	95.3	99.6	135.3	37.0
Cash provided by/(used in) investment activities	(134.6)	(118.7)	(846.1)	(964.8)	(123.4)	(149.8)	(67.2)
Cash provided by/(used in) financing activities	27.0	(75.0)	1,109.6	1,034.6	31.2	38.8	36.6
Effect of changes in exchange rates	(0.1)	(2.2)	5.1	2.9	5.8	(26.4)	(33.8)
Net increase/(decrease) in cash and cash equivalents	8.8	(32.3)	200.3	168.0	13.2	(2.1)	(27.4)
Cash and cash equivalents at beginning of period	73.1	81.9	-	81.9	200.3	213.5	211.4
Cash and cash equivalents at end of period	81.9	49.6	200.3	200.3	213.5	211.4	184.0
Cash and cash equivalents and short-term financial investments at end of period	103.6	83.3	229.0	229.0	213.5	238.3	184.0

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	Predecessor		Non-IFRS aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	For the year ended December 31,
($ in millions)	2012	2012	2012	2013	2014	2015
			(unaudited)
Profit/(loss) for the period	90.2	(56.6)	33.6	(4.0)	(42.1)	49.1
Net finance expense	12.9	6.0	19.0	100.7	110.8	46.7
Income tax expense	60.7	8.1	68.8	8.3	18.5	23.8
Depreciation and amortization	78.1	7.5	85.6	129.0	119.8	102.9
EBITDA (non-GAAP) (unaudited)	241.9	(34.9)	207.0	234.0	207.0	222.5
Acquisition and integration related costs (a)	0.2	62.4	62.6	29.3	9.9	0.1
Restructuring costs (b)	3.9	4.7	8.6	12.8	26.7	16.4
Sponsor management fees (c)	-	-	-	9.1	7.3	-
Site relocation costs (d)	1.7	0.7	2.4	1.8	1.7	3.4
Financing and IPO fees (e)	-	-	-	6.1	51.9	0.3
Asset impairments and Other (f)	(11.8)	(0.6)	(12.4)	2.0	1.9	7.6
Total non-recurring items	(6.0)	67.2	61.2	61.1	99.4	27.8
Adjusted EBITDA (non-GAAP) (unaudited)	235.9	32.2	268.1	295.1	306.4	250.3

(a)     Acquisition and integration related costs incurred in 2012, 2013 and 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post-acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational set-up with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily related to finalization the SAP IT transformation project during the three months ended March 31, 2015.

(b)     Restructuring costs incurred in 2012, 2013, 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil.

(c)     Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering.

(d)     Site relocation costs incurred for the year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(e)     Financing and IPO fees for the year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process including advisory, auditing and legal expenses. Financing and IPO fees for the year ended December 31, 2015 relate to remaining costs incurred during the three months ended March 31, 2015 in connection with the IPO process. The amounts of financing in the year ended December 31, 2013, 2014 and 2015 were $6.1 million, $0.4 million and $0.3 million respectively. In the year ended December 31, 2014 we have $51.5 million of IPO fees.

(f)      Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2015, mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA

Reconciliation of Adjusted Earnings to profit/(loss):

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30, 2012	Period from Dec 1 - Dec 31, 2012	Year ended December 31,	For the year ended December 31,
($ in millions)			2012	2013	2014	2015
			(unaudited)
Profit/(loss) attributable to equity holders of the parent	90.2	(56.6)	33.6	(4.0)	(42.1)	49.1
Acquisition and integration related costs (a)	0.2	62.4	62.6	29.3	9.9	0.1
Amortization of acquisition related intangible assets (b)	-	-	-	40.7	36.6	27.5
Restructuring costs (c)	3.9	4.7	8.6	12.8	26.7	16.4
Sponsor management fees (d)	-	-	-	9.1	7.3	-
Site relocation costs (e)	1.7	0.7	2.4	1.8	1.7	3.4
Financing and IPO fees (f)	-	-	-	6.1	51.9	0.3
PECs interest expense (g)	-	1.9	1.9	25.7	25.4	-
Asset impairments and Other (h)	(11.8)	(0.6)	(12.4)	2.0	1.9	8.3
DTA adjustment in Spain (i)	-	-	-	-	9.8	1.5
Net foreign exchange gain on financial instruments (j)	-	-	-	11.6	(27.3)	(17.5)
Net foreign exchange impacts (k)	-	-	-	(17.8)	33.3	4.0
Tax effect (l)	2.0	(21.4)	(19.4)	(38.3)	(46.4)	(17.1)
Total of add-backs	(4.0)	47.7	43.7	83.0	130.8	26.9
Adjusted Earnings (non-GAAP) (unaudited)	86.2	(8.9)	77.3	79.0	88.7	76.0
Adjusted basic Earnings per share (in U.S. dollars) (*) (unaudited)	1.17	(0.12)	1.05	1.07	1.20	1.03

(a)  Acquisition and integration related costs incurred in 2012, 2013 and 2014, are costs associated with the acquisition and the post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post-acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational set-up with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily relate to the finalization the SAP IT transformation project during the three months ended March 31, 2015.

(b)     Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations, and also distorts comparisons with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)     Restructuring costs incurred in 2012, 2013, 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current expected adjustments in activity levels, mainly in EMEA and Brazil.

(d)     Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering.

(e)     Site relocation costs incurred for the year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 to tier 3 cities.

(f)      Financing and IPO fees for the year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses. Financing and IPO fees for the year ended December 31, 2015 relate to remaining costs incurred during the three months ended March 31, 2015 in connection with the IPO process. The amounts of financing in the ended December 31, 2013, 2014 and 2015 were $6.1 million, $0.4 million and $0.3 million respectively. In the year ended December 31, 2014 we have $51.5 million of IPO fees.

(g)     PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)     Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

(i)       Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)      As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statements. Cumulative net foreign exchange gain of such instruments was reversed from equity to profit/(loss) in the three months ended March 31, 2015 in the amount of $13.0 million and in the three months ended September 30, 2015 an amount of $1.0 million. For comparability, this one time adjustment was added back to calculate Adjusted Earnings.

(k)     As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2013 and 2014 Adjusted Earnings was restated by the net foreign exchange non-cash results from currency fluctuations impacting loans between group companies and other minor effects.

(l)       The tax effect represents the tax impact of the total adjustments based on a tax rate of 30.1% for 2013, 28.7% for 2014 and 30.5% for the year ended December 31, 2015.

(*)   The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of   ordinary shares of 73,648,760 (weighted average number of ordinary shares) as of December 31, 2015. For the period ended December 31, 2014 the number of ordinary shares was 73,619,511.

Adjusted Earnings in Consolidated Income Statements

For the purpose of best presentation of Adjusted Earnings, the adjustments disclosed at "Reconciliation of Adjusted Earnings to profit/(loss)" disclosed in page 12 of this annual report were allocated to the correspondent Income Statement line of Consolidated Income Statements for the year ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,						Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2013 (**)	Allocation (a)	2013 Adjusted	2014 (**)	Allocation (a)	2014 Adjusted
	(audited)	(unaudited)		(audited)	(unaudited)
Revenue	2,341.1		2,341.1	2,298.3		2,298.3	(1.8)	7.7
Other operating income	4.4		4.4	4.6		4.6	4.5	8.7
Own work capitalized	0.9		0.9	0.5		0.5	(44.4)	(32.5)
Other gains	-		-	35.1		35.1	N.M.	N.M.
Operating expenses:
Supplies	(115.3)		(115.3)	(104.8)		(104.8)	(9.1)	0.2
Employee benefit expense (b)	(1,643.5)	12.8	(1,630.7)	(1,636.4)	26.7	(1,609.7)	(1.3)	8.3
Depreciation	(58.3)		(58.3)	(59.0)		(59.0)	1.2	9.1
Amortization (c)	(70.7)	40.7	(30.0)	(60.8)	36.6	(24.2)	(19.3)	(14.0)
Changes in trade provisions	2.0		2.0	1.7		1.7	(15.0)	(10.1)
Other operating expenses (d)	(355.6)	42.2	(313.4)	(360.2)	72.3	(287.9)	(8.1)	0.6
Impairment charges	-		-	(31.8)		(31.8)	N.M.	N.M.
Total operating expenses	(2,241.4)	95.7	(2,145.7)	(2,251.3)	135.6	(2,115.7)	(1.4)	8.0

Operating profit	105.0	95.7	200.7	87.2	135.6	222.8	11.0	22.5

Finance income	10.8		10.8	17.3		17.3	60.2	79.6
Finance costs (e)	(117.7)	31.8	(85.9)	(122.1)	25.8	(96.3)	12.1	20.3
Change in fair value of financial instruments (f) (**)	(11.6)	11.6	-	27.3	(27.3)	-	N.M.	N.M.
Net foreign exchange gain/(loss) (g)	17.8	(17.8)	-	(33.3)	33.3	-	N.M.	N.M.

Net finance expense	(100.7)	25.6	(75.1)	(110.8)	31.8	(79.0)	5.2	11.7

Profit/(loss) before tax	4.3	121.3	125.6	(23.6)	167.4	143.8	14.5	28.8

Income tax expense (h)	(8.3)	(38.3)	(46.6)	(18.5)	(36.6)	(55.1)	18.2	32.8
Profit/(loss) for the period	(4.0)	83.0	79.0	(42.1)	130.8	88.7	12.3	26.5

Adjusted basic result per share	(0.05)		1.07	(0.57)		1.20	12.3	26.5

N.M. means not meaningful

(**) The gain or loss of the fair value of derivatives previously presented in the Income Statements within Finance income ($6.9 million for the year ended December 31, 2013 and $40.9 million for the year ended December 31, 2014) and Finance costs ($18.5 million for the year ended December 31, 2013 and $13.6 million for the year ended December 31, 2014).

	For the year ended December 31,						Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2014 (**)	Allocation (a)	2014 Adjusted	2015	Allocation (a)	2015 Adjusted
	(audited)	(unaudited)		(audited)	(unaudited)
Revenue	2,298.3		2,298.3	1,965.6		1,965.6	(14.5)	9.2
Other operating income	4.6		4.6	4.3		4.3	(6.5)	10.9
Own work capitalized	0.5		0.5	-		-	N.M.	N.M.
Other gains	35.1		35.1	-		-	N.M.	N.M.
Operating expenses:
Supplies	(104.8)		(104.8)	(78.4)		(78.4)	(25.2)	(2.9)
Employee benefit expense (b)	(1,636.4)	26.7	(1,609.7)	(1,422.7)	16.4	(1,406.3)	(12.6)	10.7
Depreciation	(59.0)		(59.0)	(51.1)		(51.1)	(13.4)	11.7
Amortization (c)	(60.8)	36.6	(24.2)	(51.8)	27.5	(24.3)	0.4	31.0
Changes in trade provisions	1.7		1.7	(1.2)		(1.2)	N.M.	N.M.
Other operating expenses (d)	(360.2)	72.3	(287.9)	(245.1)	11.8	(233.3)	(19.0)	4.6
Impairment charges	(31.8)		(31.8)	-		-	N.M.	N.M.
Total operating expenses	(2,251.3)	135.6	(2,115.7)	(1,850.3)	55.7	(1,794.6)	(15.2)	8.0
Operating profit	87.2	135.6	222.8	119.6	55.7	175.3	(21.3)	3.0
Finance income	17.3		17.3	15.5		15.5	(10.4)	24.3
Finance costs (e)	(122.1)	25.8	(96.3)	(75.7)	0.3	(75.4)	(21.7)	0.9
Change in fair value of financial instruments (f) (**)	27.3	(27.3)	-	17.5	(17.5)	-	N.M.	N.M.
Net foreign exchange gain/(loss) (g)	(33.3)	33.3	-	(4.0)	4.0	-	N.M.	N.M.
Net finance expense	(110.8)	31.8	(79.0)	(46.7)	(13.2)	(59.9)	(24.2)	(4.2)
Profit/(loss) before tax	(23.6)	167.4	143.8	72.9	42.5	115.4	(19.8)	6.9
Income tax expense (h)	(18.5)	(36.6)	(55.1)	(23.8)	(15.6)	(39.4)	(28.5)	(7.3)
Profit/(loss) for the period	(42.1)	130.8	88.7	49.1	26.9	76.0	(14.3)	15.7

Adjusted basic result per share	(0.57)		1.20	0.67		1.03	(14.3)	15.7
N.M. means not meaningful

(**) The gain or loss of the fair value of derivatives previously presented in the Income Statements within Finance income ($40.9 million for the year ended December 31, 2014) and Finance costs ($13.6 million for the year ended December 31, 2014).

Adjusted Earnings footnotes reference:

(a)     Allocation of adjustments from the “Reconciliation of Adjusted Earnings to profit/(loss)” disclosed in page 12 of this annual report.

(b)     “Employee benefit expense” adjustment is disclosed on footnote (c) “Restructuring costs”.

(c)     “Amortization” adjustment is related to footnote (b) “Amortization of acquisition related intangible assets”.

(d)     “Other operating expenses” adjustment includes adjustments detailed in footnotes (a) “Acquisition and integration related costs”, (d) “Sponsor management fees”, (e) “Site relocation costs”, (f) “IPO fees” and (h) “Asset impairments and Other”.

(e)     “Finance costs” adjustment is related to footnote (f) “Financing fees” and (g) “PECs interest expense”.

(f)      “Change in fair value of financial instruments” adjustment refer to footnote (j) “Net foreign exchange gain on financial instruments”.

(g)     “Net foreign exchange gain/(loss)” adjustment refer to footnote (k) “Net foreign exchange impacts”.

(h)     “Income tax expense” adjustment is related to footnote (i) “DTA adjustment in Spain” and (l) “Tax effect”.

Reconciliation of total debt to net debt with third parties
	As of December 31,
($ in millions, except Net Debt/Adjusted EBITDA)	2012	2013	2014	2015
Debt:
7.375% Senior Secured Notes due 2020	-	297.7	300.3	301.7
Brazilian Debentures	443.0	345.9	245.9	168.1
Vendor Loan Note (1)	145.1	151.7	-	-
Contingent Value Instrument	52.3	43.4	36.4	26.3
Preferred Equity Certificates	471.6	519.6	-	-
Finance Lease Payables	8.7	11.9	9.0	4.7
Other Borrowings	200.1	0.6	61.7	74.8
Total Debt	1,320.8	1,370.8	653.3	575.6
Preferred Equity Certificates	(471.6)	(519.6)	-	-
Total Debt excluding PECs	849.2	851.2	653.3	575.6
Cash and cash equivalents	(200.3)	(213.5)	(211.4)	(184.0)
Short term financial investments	(28.7)	-	(26.9)	-
Net Debt with third parties (2) (unaudited)	620.2	637.7	415.0	391.6
Adjusted EBITDA (non-GAAP) (unaudited)	268.1	295.1	306.4	250.3
Net Debt/Adjusted EBITDA (non-GAAP) (unaudited)	2.3x	2.2x	1.4x	1.6x

(1)     Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)     In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

Risks Related to Our Business

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from a number of sources in the future. In 2015, the top three CRM BPO companies, including us, represented approximately 13% of the global CRM BPO solutions market, based on company filings, IDC and our estimates. We believe the principal competitive factors in the markets in which we operate are industry expertise, service quality, price, and the ability to add value to a client’s business. We face competition primarily from other CRM BPO companies and IT services companies. In addition, the trend toward off-shore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these existing and future competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among CRM BPO competitors may result in new competitors with greater scale, a broader geographic footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, and pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the year ended December 31, 2013, 2014 and 2015, we generated, 48.5%, 46.5% and 45.2%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised approximately 66.3%, 65.3% and 57.7%, respectively, of our revenue from the Telefónica Group for the year ended December 31, 2013, 2014 and 2015. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 83.3% of our revenue for the year ended December 31, 2015.

We are party to a master services agreement (the “MSA”) with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of December 31, 2015, 42 companies within the Telefónica Group were a party to 173 arm’s-length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 if a change of control of the Company occurs as a result of a sale to a Telefónica competitor. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica Group companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica Group. As a consequence, our revenue or margins from the Telefónica Group may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica Group companies including the impacts of adverse macro-economic conditions on Telefónica Group’s business, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica Group company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all of the work and services we currently provide to Telefónica in-house.

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

For the year ended December 31, 2015, we derived 40.2% of our revenue from the Americas and 47.3% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•       inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;

•       currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•       the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;

•       governments may expropriate or nationalize assets or increase their participation in companies;

•       governments may impose burdensome regulations, taxes or tariffs;

•       political changes may lead to changes in the business environments in which we operate; and

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

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2015. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2015, 49.2% of our revenue was derived from clients in the telecommunications industry and 35.6% of our revenue was derived from clients in the financial services industry including insurance. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, in particular in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 84.5%, 85.5% and 87.5% of our revenue respectively, for the year ended December 31, 2013, 2014 and 2015. In addition, key markets such as the telecommunications and financial services industries comprised 84.8% of our revenue for the year ended December 31, 2015.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,643.5 million in 2013, $1,636.4 million in 2014 and $1,422.7 million in 2015, or 70.2%, 71.2% and 72.4%, respectively, of our revenue in those periods.

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

We will attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods in an effort to remain competitive, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefit expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our results of operations.

Furthermore, most of the countries in which we operate have labor protection laws, including statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly Brazil, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are continued increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost-effectively downsize our operations as our level of activity fluctuates, both of which would likely have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract and retain sufficiently trained employees at our service delivery centers to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2015, we experienced monthly turnover rates of 6.9% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, within our industry as well as with companies in other industries and in many locations where we operate there are a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our profit margins.

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

Our profitability will suffer if we are not able to maintain our pricing and/or control costs.

Our profit margins, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services and/or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will decline. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes for volume of new clients to ramp up, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will grow at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue.

If our clients decide to enter or further expand their own CRM BPO businesses in the future or current trends towards providing CRM BPO services and/or outsourcing activities slow or are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

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

We typically generate less revenue in the first quarter of the year and is related of the fact that our clients generally spend less after the year-end holiday season. We have also found that our revenue increases in the last quarter of the year, particularly in November and December when our business benefits from the increased activity of our clients and their customers, who generally spend more money and are otherwise more active during the year-end holiday season. These seasonal effects also cause differences in revenue and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

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

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our fifteen largest client groups (including Telefónica Group companies) for the year ended December 31, 2015 represented 83.3% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the year ended December 31, 2015 represented in aggregate 38.8% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global footprint to maintain an appropriate cost structure and meet our clients’ delivery needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

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

In February 2016, Nelson Armbrust, Atento Brasil’s chief executive officer resigned from the Company and has since been named chief executive officer of Contax, a competitor of the Company. Mr. Armbrust’s employment with the Company was governed by an employment contract, which required that Mr. Armbrust provide the Company with three months’ notice prior to resignation and prohibited him from being employed by a competitor of the Company for twelve months.

The Company has been granted an injunction by Civil Justice precluding Mr. Armbrust from working for Contax. Mr. Armbrust has appealed and the suit is awaiting decision from the appeals court. Mr. Armbrust has also countersued the Company and received a provisional remedy from Labor Justice to guarantee his right to work for Contax. This labor decision does not impact the effectiveness of the civil injunction so the suit will be heard by the State Superior Court to decide whether Civil Justice or Labor Justice has jurisdiction.”

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 77% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

We have a long selling cycle for our CRM BPO services that requires significant investments and management resources, and a long implementation cycle that requires significant resource commitments.

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

Rapid growth may make it difficult for us to maintain our internal operational and financial systems.

Since our founding in 1999, and particularly from 2004, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 79,197 as of December 31, 2013, to 86,071 as of December 31, 2014 and 91,567 as of December 31, 2015. The average number of employees (excluding internships) decreased from 155,832 for the year ended December 31, 2013, to 154,176 for the year ended December 31, 2014 and increased to 163,974 for the year ended December 31, 2015.

This rapid growth places significant demands on our management and financial and operational resources. To manage growth effectively, we must recruit new employees and implement improved operational systems, procedures and internal controls on a timely basis. In addition, we need to update our existing internal accounting, financial and cost control systems to ensure we can access all necessary financial information. If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any inability to control such growth or update our systems could materially adversely affect our business, financial condition, results of operations and prospects.

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

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2013, 2014 and 2015, our average days sales outstanding (“DSO”) was approximately 65 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. Our working capital was $385.9 million, $340.9 million and $293.1 million as of December 31, 2013, 2014 and 2015, respectively. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2015,  95.8% of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian real, the Mexican peso, the Chilean peso and the Argentinean peso). Both Brazil and Mexico have experienced inflation and volatility in the past and some Latin American countries have recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period end exchange rate, and income and cash flow statements at average exchange rates for the year. Conversely, where we provide off-shore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the year ended December 31, 2013, 2014 and 2015, these fluctuations had a significant effect on our results of operations.

In addition, future government action, including changes in interest rates and monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency may trigger inflationary increases. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Brazilian government exercises significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and prospects.

For the year ended December 31, 2015, 2014 and, 2013, revenue from our operations in Brazil accounted for 47.3%, 51.6% and 51.5% of our total revenue, respectively and Adjusted EBITDA from our operations in Brazil accounted for 51.7%, 54.4% and 52.6% of our total Adjusted EBITDA, respectively. In each case, before holding company level revenue and, expenses and consolidation adjustments.

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

•  devaluations and other currency fluctuations;

•  inflation rates;

•  interest rates;

•  liquidity of domestic capital and lending markets;

•  energy shortages;

•  exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);

•  monetary policy;

•  minimum wage policy;

•  tax policy; and

•  other political, diplomatic, social and economic developments in or affecting Brazil.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing “Lava Jato” investigation, being conducted by the Office of the Brazilian Federal Prosecutor, which has impacted the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies and privately held companies, have faced allegations of political corruption, including allegedly accepting bribes by means of kickbacks on contracts granted by the government. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, and personally enriched the recipients of bribes under this bribery scheme. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Brazil’s political scenario is further complicated by the ongoing impeachment proceedings against Brazil’s president, Dilma Rousseff.

        We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. Furthermore, future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

In addition, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy that could consequently affect our business, financial condition and results of operations. We cannot predict what policies may be implemented by the Brazilian federal or state governments and whether these policies will negatively affect our business, financial condition, results of operations and prospects.

The Brazilian government regularly implements changes to tax policies that may increase our and our clients’ tax burdens. These changes can include modifications in the rate of assessments, non-renewal of existing tax relief, such as the Plano Brasil Maior and, on occasion, enactment of temporary taxes the proceeds of which are earmarked for designated governmental purposes. Because we derive a significant portion of our revenue, EBITDA and Adjusted EBITDA from our operations in Brazil, if the Plano Brasil Maior is not extended or not made permanent, it would have a significant negative impact on our total costs. Our inability to pass through such increase in costs to our customers will materially and adversely affect our results of operations. Furthermore, increases in our overall tax burden could negatively affect our overall financial performance and profitability.

The Brazilian currency has been devalued over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

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

In September 2015, the Law number 13.161/2015 was published and came into force on December 1, 2015, raising the social security tax from 2% to 3% on gross revenue for the call center industry. As a result of this tax increase we are negotiating with clients to pass these added expenses through as part of amounts billed.

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

On 2016, January, TRT – MG, State Labor Court from Minas Gerais State, enacted the “Súmula No. 49”, disposing that the telemarketing service rendered to Financial Institutions is illegal once it would mean core business activities outsourcing. This decision is a precedent for all labor suits decisions in Minas Gerais State. However, it can influence other state’s Labor decisions. The Call Center companies, through the ABT (Telemarketing Companies Association) will prepare a request to the STF to suspend all the individuals labor legal suits until the STF´s renders a decision in another outsourcing suit discussing. In addition, there is currently a bill under consideration at the Brazilian Congress to pass a law that would permit and regulate the outsourcing business in Brazil generally. We cannot make assurance that such bill will eventually be approved and become law in Brazil or that, if approved, will not be less favorable to our operations.

It is possible that our clients in other industries could be subject to future similar adverse decisions of Brazilian labor courts relating to the interpretation of Súmula 331 and the legality of outsourcing activities. Further adverse decisions of these courts, whether in the telecommunications industry or other industries, with respect to the scope of activities that are permitted to be outsourced, or an adverse decision by the Brazilian Federal Supreme Court in any of the appeals described above, may inhibit or prevent our existing and potential new clients from outsourcing activities. In addition, our service contracts generally require us to indemnify our clients for certain labor related claims against them by our employees and consequently, future adverse decisions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Argentina has undergone significant political, social and economic instability in the past several years, and if such instability continues or worsens, our Argentine operations could be materially adversely affected.

In 2015 our operations in Argentina accounted for 8.2% of our revenue and 7.0% of our EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. In 2015, the Argentine economy has experienced a recession, as well as a political and social crisis, and the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, the continued depreciation of the Argentine peso may have a negative impact on our business in Argentina. For example, in 2015, the Argentine peso depreciated approximately 34.4% against the U.S. dollar.

The country has been experiencing high inflation in recent years and there can be no assurance that Argentina will not experience another recession, higher inflation, devaluation, unemployment and social unrest in the future. In addition, the country’s sovereign debt crisis continues to unfold and the outcome thereof, including related litigation between Argentina and certain of its debt holders, remains uncertain. In case Argentina continues to be technically in default in its international debt it will not be possible for the new administration to get much needed international financing and its ability to perform infrastructure work will be adversely affected.

Restrictions on Transfer of Funds. Argentina was under a severe exchange control system that required government approval for any transfer of funds including – list a few examples here to connect this to the rest of the paragraph. Although the Macri administration elected on December 10, 2015 had taken measures to lift foreign exchange controls there can be no assurance that the Argentine government will not impose new restrictions on the transfer of funds from Argentina to preserve and protect foreign exchange reserves.  In such scenario, it is possible, for example, that the government restricts, either directly or indirectly, the transfer of dividends from local companies to their foreign shareholders. If we are unable to repatriate funds from Argentina for whatever reason, we will not be able to use the cash flow from our Argentine operations to finance our operating requirements elsewhere or to satisfy our debt obligations.

In case of a financial crisis, there can be no assurance that we will be able to finance our operations in Argentina.

We may seek to acquire suitable companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

While we have grown almost exclusively organically, we may in the future pursue transactions, including acquisitions of complementary businesses, to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from Acquisition related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the of the Reorganization Transaction. This includes regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expense in the future. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations and may not obtain the profitability we expect from such acquisitions. Any such risks related to future acquisitions could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to provide our services depends in part upon the quality and reliability of the facilities, machinery and equipment provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends on the proper functioning of facilities, machinery and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control.

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

Our business depends in part on our capacity to invest in technology and these costs of technology and telecommunications services, which we rely on from third parties, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry in which we operate is subject to the periodic introduction of new technologies which often can enable us to service our clients more efficiently and cost effectively. Our business sucecess is partly linked to our ability to recognize these new technological innovations from industry leading providers of such technology and to apply these technological innovations to our business. If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business operations are subject to various regulations and changes to these regulations or enactment of new regulations could require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties in the case of non-compliance with such regulations.

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

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can only provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision—making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost effective control system, misstatements due to error or fraud may occur and may not always be prevented or timely detected. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes resulting from our operations in Brazil.

As of December 31, 2015, Atento Brasil S.A. (“Atento Brazil”) was party to approximately 10,936 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions. The estimated amount involved in these claims total $60.8 million of which $26.8 million have been classified as probable, $30.2 million classified as possible and $3.8 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brazil and its affiliates have, in accordance with local laws, deposited $26.6 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2015, we have recognized $26.8 million of provisions ($53.9 million as of December 31, 2014 and $71.9 million as of December 31, 2013). We are also a party to various labor disputes and potential disputes in other jurisdictions in which we operate, including Argentina and Mexico. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2015, we had total indebtedness of $575.6 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•  impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

•  requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•  increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

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

•  the judgment of the U.S. court is enforceable (exécutoire) in the United States;

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

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, our articles of association provide that preemptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting in the Luxembourg Legal Gazette approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication has occurred on December 3, 2014. The general meeting of our shareholders may renew, expand or amend such authorization. See Item IOB “Articles of association.” for additional detail.

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

Based on the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a “U.S. Holder” (a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

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

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our ordinary shares is likely to be similarly volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•  variations in our operating performance and the performance of our competitors;

•  actual or anticipated fluctuations in our quarterly or annual operating results;

•  changes in our revenue or earnings estimates or recommendations by securities analysts;

•  publication of research reports by securities analysts about us or our competitors or our industry;

•  our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•  additions or departures of key personnel;

•  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•  announcement of technological innovations by us or our competitors;

•  the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;

•  speculation in the press or investment community;

•  changes in accounting principles;

•  terrorist acts, acts of war or periods of widespread civil unrest;

•  changes in general market and economic conditions;

•  changes or trends in our industry;

•  investors’ perception of our prospects; and

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

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 73.7 million ordinary shares outstanding as of April 13, 2016. Of these shares, 15.3 million ordinary shares were sold in our initial public offering and are freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

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

Though we currently intend to pay dividends in the future, any such determination to pay dividends will be at the discretion of our board of directors. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Notes, Brazilian Debentures, and our CVIs (Contingent Value Instrument). In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Senior Secured Notes, Brazilian Debentures and our CVIs. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we have profits available and distributable reserves. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur. See “Financial Information—Dividend Distributions.”

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

We continued our geographic expansion launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher quality, services and the development and maintenance of long-term relationships with our clients. This strategy was very successful, driving a significant increase in revenue and operating profit from 2003 to 2007.

In 2008, we broadened our strategic targets to include the pursuit and provision of new business opportunities, while continuing our strategy of differentiation by offering higher quality solutions, superior value-added services and continuing to build and maintain long-term relationships. We also expanded our geographical presence in 2008 in the Czech Republic and in 2009 we began operations in the United States.

In December 2012, Bain Capital acquired the Atento Group from Telefónica. The transition from a Telefónica subsidiary to a standalone business has been successful with no business disruption. We have continued to benefit from our long-standing relationships with clients and have further increased the breadth of our portfolio with customer wins in new relevant verticals. We continue to evolve our offerings and deliver increasingly more complex end-to-end customer experience solutions to our clients. To accelerate the transition as an independent company and to fully capture the favorable growth trends of the industry, our management team structure was strengthened including appointments of a new Chief Financial Officer, Director of Technology, and Chief Commercial Officer, and the reinforcement of our salesforce to actively pursue growth initiatives including U.S Nearshore and the expansion into verticals such as telecommunication excluding Telefónica and financial services.

In connection with Bain Capital’s acquisition, Atento further reinforced its partnership with Telefónica, when in 2012 we signed an MSA agreement with Telefónica with a nine year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

In October, 2014, pursuant to the Reorganization Transaction, as described in section “Basis of Presentation and Other Information” and the IPO, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO” floating a 13.6% of its share capital. See section “Bases of Presentation and Other Information”.

In December 2014, Atento S.A. entered through its indirect subsidiary, Atento Spain Holdco, into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with COMDATA S.P.A. allowing it to continue strengthening the focus on its core markets encompassing the Pan-LatAm region.

As of December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center service provider located in Brazil. At December 30, 2014, this company has been renamed as Atento Brasil 1, Ltda.

In compliance with “Instrução Normativa nº 358” of January 03, 2002 and amendments of the “Comissão de Valores Mobiliários” (CVM), in July 1, 2015 the General Shareholder Meetings of ATENTO BRASIL S.A. approved the incorporation of your wholly owned subsidiary, ATENTO BRASIL 1 LTDA.

Capital Expenditures

Our business requires capital expenditures, for both growth and maintenance. This includes the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation.

The table below sets forth our historic capital expenditures by segment for the year ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015
($ in millions)
Brazil	63.2	76.6	74.2
Americas	31.8	38.0	39.2
EMEA	7.2	4.2	7.3
Other and eliminations	0.8	1.3	0.5
Total capital expenditures	103.0	120.1	121.2
We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

B.        Business Overview

Our Company

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top three providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and we became an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October, 2014 Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO” floating a 13.6% of its share capital. See section “Basis of Presentation and Other Information”.

Latin America is one of the most attractive CRM BPO markets globally, and Atento is uniquely positioned as one of the few scale players in the region to capture this growth potential. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO market in the world with a market size of approximately $10.4 billion in 2015.

The potential for growth in the markets where we operate is significant driven by a number of demographic and business trends including (i) sustained demand growth driven by a high growth population and an emerging middle class, (ii) further outsourcing of CRM BPO operations. During 2014, approximately 32.4% of domestic CRM BPO operations in Latin America were outsourced to third-party providers, based on number of agent seats, compared to 27.1% in 2007, according to Frost & Sullivan, (iii) limited number of large scale operators in Latin America, and (iv) North America’s continued off-shoring trend as U.S. - based businesses continue to off-shore call center services to other geographies.

As the largest provider of CRM BPO services in Latin America, we hold the #1 market share position in most of the countries where we operate, based on revenues for the year ended December 31, 2014, according to Frost & Sullivan with a market share of 19.1%, we have also increased our market share in Brazil, our largest market, from 23.3% in 2009 to 25.5% in 2014, becoming the number 1 player based on revenue. We have achieved our leadership position over our 15 year history through our dedicated focus on superior client service, scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs and our highly engaged employee base. Given its growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region.

We offer a comprehensive portfolio of CRM BPO services, including customer care, sales, collections, back office and technical support. We are evolving from offering individual CRM BPO services to combining multiple service offerings, covering both the front-end and the back-end of our clients’ customer experience, into customized solutions adapted to our clients’ needs. We believe that these customized end-to-end customer solutions provide an improved experience for our clients’ customers and create stronger customer relationships, which reinforces our clients’ brand recognition and enhances customer loyalty. Our services and solutions are delivered across multiple channels including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2015, CRM BPO solutions and individual services comprised approximately 23.9% and 76.1% of our revenue, respectively. In Brazil, which has the highest penetration of CRM BPO solutions of our segments, we grew solutions from 16% of revenue in 2011 to 36.4% of revenue in 2015.

We also enjoy long-standing client relationships across a variety of industries working with market leaders in sectors such as telecommunications, banking and financial services and multi-sector, which for us comprises the consumer goods, services, public administration, pay TV, healthcare, transportation, technology and media industries. In 2015, approximately 49.2% of our revenue was derived from sales to telecommunications, 35.6% to financial services and 15.2% to multi-sector clients. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base to over 400 separate clients resulting in non-Telefónica revenue accounting for 54.8%  of total revenues in 2015 compared to approximately 10% of the revenue of AIT Group in 1999.

Atento benefits from a highly engaged employee base. Our over 163,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2015, we were recognized by Great Place to Work Institute as one of the world’s top 25 multinationals globally to work for the third consecutive year.

We have a strong relationship with Telefónica underpinned by a long-term MSA expiring in 2021, currently serving 42 companies of the Telefónica Group under 173 arm’s length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date.

Our revenue for the year ended December 31, 2015 was $1,965.6 million, our Adjusted EBITDA was $250.3 million and our profit for the year was of $49.1 million. For the year ended December 31, 2014 and 2015, our revenue decreased by 1.8%, and 14.5%, respectively, and our Adjusted EBITDA increased by 3.8% and decreased by 18.3%, respectively. For the year ended December 31, 2014 and 2015, respectively, excluding the impact of foreign exchange, our revenue increased by 7.7%, and 9.2% and our Adjusted EBITDA increased by 13.7% and 6.7%. The following table sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015
($ in millions, except percentage changes)
Brazil	1,206.1	1,184.8	930.2
Americas	772.7	779.4	789.8
EMEA	363.1	334.8	247.4
Other and eliminations (1)	(0.8)	(0.7)	(1.8)
Total	2,341.1	2,298.3	1,965.6
(1) Includes holding company level revenues and consolidation adjustments

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2015, Brazil accounted for 47.3% of our revenue and 51.7% of our Adjusted EBITDA; Americas accounted for 40.2% of our revenue and 43.6% of our Adjusted EBITDA; EMEA accounted for 12.6% of our revenue and 7.6% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the year ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
($ in millions, except percentage)	2013	2014	2015	(%)

Country
Spain	327.3	306.6	233.0	11.9
Morocco	20.9	18.4	14.3	0.7
Czech Republic	14.6	9.5	-	-
Other and eliminations (*)	0.3	0.3	0.1	-
EMEA	363.1	334.8	247.4	12.6
Argentina	198.7	151.9	162.1	8.2
Chile	68.5	79.3	79.6	4.1
Colombia	65.7	69.5	59.5	3.0
El Salvador	12.8	13.9	19.2	1.0
United States	20.1	20.7	28.9	1.5
Guatemala	14.4	15.3	17.1	0.9
Mexico	265.2	275.0	242.4	12.3
Peru	102.2	131.8	145.4	7.4
Puerto Rico	14.9	12.8	14.0	0.7
Uruguay	9.6	8.0	3.7	0.2
Panama	0.1	0.8	4.6	0.2
Other and eliminations (*)	0.5	0.4	13.3	0.7
Americas	772.7	779.4	789.8	40.2
Brazil	1,206.1	1,184.8	930.2	47.3
Other and eliminations (*)	(0.8)	(0.7)	(1.8)	(0.1)
Total revenue	2,341.10	2,298.3	1,965.6	100.0

(*) Includes revenue holding-company level as well as consolidation adjustments.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the years presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to (i) our clients generally spend less in the first quarter of the year after the year-end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or be used to predict annual financial results.

Our Strategy

Our mission is to help make our clients successful by delivering the best experience for their customers. Our goal is to significantly outperform the expected market growth by being our clients’ partner of choice for customer experience while driving margin efficiencies. We have laid out a clear strategy and a number of initiatives around 3 key pillars to bring Atento to its full potential: transformational growth, best in class operations and inspiring people. In 2015, the focused execution of our strategy resulted in meaningful achievements across these three pillars of our strategy advancing our long-term goals of sustained growth and strong value creation for our shareholders.

Above-Market Growth

We are focused on delivering increasingly complex solutions and value-added services to our clients through multiple channels to address a larger portion of their spend, while building even stronger relationships and achieving higher levels of profitability. Over time, we have diversified and expanded our services, increased the sophistication and complexity of our services and developed customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. Our revenue from these solutions has grown faster than our overall revenue over the past several years. In 2015, we increased the share of our solutions penetration to 23.9%, up 70 basis points year-on-year.

Further, we are also aggressively growing outside of Telefónica and continue to win new client relationships, either from competitors or as potential clients outsource their in-house operations as a result of our strong sector credentials. Today, we provide solutions to most of the telecommunications companies in Brazil and have been awarded contracts with a leading LatAm regional telecommunication company different from Telefónica in five countries. Going forward, we are focused on growing these new relationships to scale.

Further, the market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity as (i) companies in the United States seek to balance outsourcing services across different geographies, generally favoring locations with better cultural fit and proximity to their operations, while minimizing time zone differences (in particular compared to jurisdictions such as India and the Philippines), (ii) Latin America becomes a cost-competitive location and (iii) the talent pool in the region grows, with more people who have strong English-language skills. In 2015, we continued to successfully ramp-up our nearshore operation. We have formed a dedicated business unit with its own infrastructure to exclusively serve the U.S. market which, as of December 2015, had more than 1,000 workstations servicing seven clients including one of the leading mobile device manufacturers, one of the leading financial services groups in Mexico and one of the leading global travel companies. We have also opened another off shore location in México. We believe our strong relationships with multi-national clients throughout Latin America positions us well to also serve their off-shoring needs in the United States as exemplified by our near-shoring relationships.

Best-In-Class Operations

We are also seeing the benefits of our operational excellence and transformation initiatives which are designed to support the future growth of our business by delivering efficiency gains, mitigate cost increases, in particular wage inflation in the markets in which we operate, as well as expand margins.

We have made significant investments in infrastructure, proprietary technologies, and management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by five key global initiatives:

Enhance Operations Productivity. We are focused on a variety of initiatives to enhance agent productivity. In 2015, we have established new Operational Command Centers in México and Madrid, following the path of the one set up in 2014 in Sao Paulo, Brazil, which is designed to streamline the efficiency of our operations across our delivery centers and optimize corporate functionality and management effectiveness via a standardized set of enhanced processes and capabilities. These centers are equipped with the technology available for our purposes and serve to enhance our ability to shift resources as needed, in real-time, based on client requirements. Additionally, they provide our management immediate analytics and continuous data enabling them to streamline processes that we expect will offer the optimal customer experience for our clients. Our focus on productivity improvements throughout the year resulted in our billable vs. payable increasing in the year by 7 percentage points for the group, reaching a record high of 63.6%.

Increase HR Effectiveness. Our business model is focused on improving operations HR effectiveness, developing our people and reducing turnover, driving both performance and reduction in costs. Recruiting, selecting and training talent is a key factor in the successful delivery of our CRM BPO services and solutions. The roll-out of these initiatives helped us reduced our monthly turnover ratios over 1 percentage point for the group from 2013 to 2015.

Deploy One Procurement. We are strengthening our centralized procurement model to lower costs and streamline supplier relationships. Our “Global Deal Delivered Locally” strategy allows us to work with vendors to reach global contracts, while allowing procurement decisions to be handled locally. The consolidation of a global centralized procurement model in the year has allowed us to reduce overall costs, allowing us to achieve relevant savings in key categories addressed in 2015. We are continuing to deploy this procurement strategy across our business, including in our procurement of infrastructure, technology, telecommunications and professional services, to reduce operating costs and improve margins.

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

Optimize Site Footprint. We continue to relocate a portion of our delivery centers from tier 1 to tier 2 cities, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reduced turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered an employer of choice. For example, in Brazil we have increased the percentage of total workstations located in tier 2 cities from 44% in 2011 to 58% in 2015. We have completed several successful site transfers in Brazil, Colombia and Argentina. As demand for our services and solutions grows and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

Inspiring People

We believe that our people are a key enabler to our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforce, a culture we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive plans together with permanent motivation initiatives, that foster a work environment that aligns our management’s professional development with client objectives and our goals, including efficiency objectives, financial targets and client and employee satisfaction metrics. We have implemented a new operating model that integrates the corporate organization globally, allowing us to capture the benefits of scale, standardization and sharing of best practices. The corporate organization is integrated globally but strategically segmented into different operating regions. We believe that this new organizational structure will foster agility and simplicity, while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation, with full accountability on the results. In 2014, we completed the relocation of our headquarters to be closer to our operations. We also continue to receive industry recognition for the strong culture and workplace environment we promote across our organization. For the third year in a row, we have been recognized as one of the 25 Best Multinational Workplaces by GPTW.

Our Integrated Solutions and Client Value Proposition

We work closely with our clients to optimize the front and back-end customer experience by offering solutions through a multi-channel delivery platform, tailored to each client’s needs. We have a comprehensive portfolio of scalable solutions including sales, customer care, collections, back office and technical support, solutions that incorporates multiple services all deliverable across a full spectrum of communication channels including digital, voice and in-person. We are able to deliver a superior, value-added customer experience as a result of the flexibility of our solutions offerings which span various combinations of services, channels, automation and intelligent analytics.

Our vertical industry expertise in telecommunications, banking and financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership and increase the portion of our client’s CRM BPO services that are provided by us.

Our position as a provider of vertical, value-added CRM BPO solutions is a key factor in our share gain in recent years, and we believe will continue to be a driver of our growth going forward.

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing costs. In 2015, CRM BPO solutions and individual services comprised approximately 23.9% and 76.1% of group revenue, respectively. For our clients in Brazil, our largest market, approximately 63.6% of our revenue was contributed by individual services and approximately 36.4% from solutions, for the year ended December 31, 2015. This represents significant growth for the Brazilian CRM BPO services segment which accounted for 16% of Brazilian revenue in 2011.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients across industry sectors. Our long-standing, blue-chip client base spans a variety of industries and includes names such as Telefónica Group, Banco Bradesco S.A., Banco Santander S.A., HSBC, Samsung, and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in the telecommunications and financial services sectors, and in multi-sector, which includes among others consumer goods, retail, public administration, healthcare, travel, transportation and logistics, technology and media. For the year ended December 31, 2015, our revenue from clients in telecommunications, financial services and multi-sector industries, equalled 49.2%, 35.6% and 15.2% of total revenue, respectively.

For December 31, 2015, our top 15 clients accounted for 83.3% of our revenue and, excluding the Telefónica Group companies, our next 15 clients accounted for 38.8% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

Longstanding Client Relationships

We seek to create long-term relationships with our clients and be viewed as an integral part of their business, not just as a service provider. We strive to offer products and solutions that cover the entire client’s value chain, which we believe offer a higher value to our clients, and generally leads to a mutually beneficial longer-term relationship. In 2015, 52.0% of our revenue from clients other than the Telefónica Group came from clients that had relationships with us for ten or more years. Illustrative of our high customer satisfaction, in 2013, 2014 and 2015, our client retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 99.3%, 98.9% and 99.0%, respectively.

Development of Client Base

As of December 31, 2015, our client base consisted of over 400 separate clients. Since 1999, when Telefónica, our former parent company, and its subsidiaries contributed approximately 90% of the revenue of AIT Group, we have driven diversification of our client base by sources of revenue. For the year ended December 31, 2013, 2014 and 2015, we generated 48.5%, 46.5% and 45.2%, respectively, of our revenue from Telefónica Group companies.

As of December 31, 2015, 42 companies within the Telefónica Group were party to 173 arm’s-length contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021.

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

CRM/BPO industry recognitions

Over the years, the quality and innovation of Atento’s solutions to enhance the customer experience of Atento´s clients have been consistently recognized with the most prestigious awards within the CRM/BPO industry.

Our company takes great pride in these recognitions. They are a direct result of our eagerness to meet Atento’s clients' expectations and to create customer experience solutions that become a source of competitive advantage.

Listed below some of the most relevant awards achieved in 2015:

•         Latam Awards, Best Customer Relations Companies in Latin America.

Prestigious annual award with a regional scope that appraises and identifies the best customer relations companies in Latin America across different categories. In 2015, Atento received 5 Latam Awards.

•         Amauta Awards, Best Direct and Interactive Marketing Practices in Latin America.

The Amauta Awards are the benchmark for quality and innovation in the CRM/BPO industry in Latin America. Granted by ALMADI, the Direct Marketing Association of Latin America, Atento received 8 Amauta awards in the 2015 edition.

•         ABEMD Awards, Best Direct Marketing Practices in Brazil.

The standard for Direct Marketing excellence and innovation in Brazil, granted by the Associação Brasileira de Marketing Direto. Atento received 6 ABEMD awards and the recognition of Company of the Year in the category of Call Center/Contact Center in 2015.

•         Consumidor Moderno, Consumer Services Excellence Award in Brazil.

One of the most prestigious awards for consumer relations in Brazil. Atento was granted with 12 recognitions in 2015.

•         IMT Awards, Best CRM Practices in Mexico.

Most prestigious awards for the CRM industry in Mexico, granted by the Instituto Mexicano de Teleservicios. Atento was recognized with 3 IMT awards in the 2015 edition.

•         CRC Gold Awards.

The standard for CRM/BPO excellence in Spain. Atento won Best People Management and Best BPO Operation in 2015.

•         Top Employer.

Atento received the Top Employer certificate awarded by the CRF institute (Corporate Research Foundation) in Spain in 2015.

•         National Quality Award.

Atento received the National Quality Award in Argentina in 2015. The highest recognition for Quality in the country.

Competitive Landscape

Global Competitive Landscape

In 2015, we were the third largest company in the global CRM BPO market, with an estimated market share of 3%, according to company filings, IDC and our estimates. Relative to CRM BPO market share in Latin America, we hold the number one position in most countries in which we operate including Brazil, the largest market, Perú, México, Chile and Argentina.

In Gartner´s Magic Quadrant for Customer Management Contact Center BPO (December 2015), in 3 years we have positioned ourselves among the top 3 leading global players, showing significant improvement in ability to execute and completeness of vision. The 2015 report highlights: a good and experienced leadership team, with new talent attracted from top-tier companies; and an excellent client relationships and quality of service, providing: agility, flexibility, focus on results, good execution, market knowledge, and ability to scale.

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

C. Organizational Structure

At December 31, 2013, 2014 and 2015, none of the subsidiaries is listed on a stock exchange and all use December 31 as their reporting date.

All Atento Group companies subject to statutory audit as per local legislation have been audited.

D. Property, Plant and Equipment

Property

We perform our business in service delivery centers leased from third parties, and did not own any real estate as of December 31, 2015, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400 square meters field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2015, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Lease expenses on a consolidated basis reached $118.3 million, $106.3 million and $75.6 million in the year ended December 31, 2013, 2014 and 2015.

Our infrastructure is designed according to our clients’ needs. Our technology systems possess the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring, as required. Our deployment team is trained to achieve timely implementation to minimize our clients’ time-to-market. We address client capacity needs by providing solutions such as software based platforms, high level infrastructure mobility, process centralization and high concentration of delivery centers.

Our infrastructure has grown in response to a substantial increase in demand for our services. As of December 31, 2015, we had 91,567 workstations globally, with 47,694 in Brazil, 36,229 in the Americas (excluding Brazil) and 7,644 in EMEA. As of December 31, 2015, we had 102 delivery centers globally, 33 in Brazil, 51 in the Americas (excluding Brazil) and 18 in EMEA.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2013, 2014, 2015.

	Number of Workstations			Number of Service Delivery Centers (1)
Country	2013	2014	2015	2013	2014	2015

Brazil	39,744	44,061	47,694	26	29	33
Americas	31,534	34,498	36,229	46	45	51
Argentina (2)	3,959	3,820	3,705	12	11	11
Central America (3)	1,666	2,983	2,629	3	3	5
Chile	3,467	2,398	2,495	3	2	3
Colombia	4,791	5,827	7,292	6	6	9
Mexico	9,143	9,812	9,905	17	17	16
Peru	7,387	8,493	8,893	2	3	4
United States (4)	1,121	1,165	1,310	3	3	3
EMEA	7,919	7,512	7,644	21	19	18
Czech Republic (5)	592	-	-	3	-	-
Morocco	1,941	2,046	2,039	4	4	4
Spain	5,386	5,466	5,605	14	15	14
Total	79,197	86,071	91,567	93	93	102

(1)      Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)      Includes Uruguay.

(3)      Includes Guatemala and El Salvador.

(4)      Includes Puerto Rico.

(5)      Operations in Czech Republic were divested in 2014.

The following is a list of our principal workstations as of December 31, 2013, 2014 and 2015:
	Number of Workstations
	2013	2014	2015
Brazil
São Paulo (Belenzinho I)	3,155	3,150	2,514
São Bernardo do Campo	2,929	2,977	2,929
São Paulo (Santana)	2,211	2,559	2,678
São Paulo (São Bento I)	2,257	2,359	3,072
São Paulo (Nova São Paulo)	1,960	2,278	2,374
Rio de Janeiro (Teleporto)	2,098	2,255	1,971
Salvador (Uruguay)	2,055	2,073	1,985
Rio de Janeiro (Madureira)	2,141	2,061	2,044
São Paulo (Santo Antonio)	1,795	1,988	1,981
São José dos Campos	1,968	1,967	1,967

	Number of Workstations
	2013	2014	2015
Americas
Peru (LaMolina)	5,384	5,590	5,712
Peru (Maquinarias)	2,003	2,184	2,184
Chile (Vicuña Mackenna)	1,584	1,539	1,521
Colombia (Bucaramanga)	-	1,466	1,331
El Salvador	699	1,381	1,128
Colombia (Royal)	1,323	1,378	1,283

EMEA
Spain (Ilustración)	803	874	1,260
Morocco (Casablanca)	642	730	730
Spain (Glorias)	671	651	862
Morocco (Tánger)	644	645	645

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

At the date of preparation of these consolidated financial statements, no relevant changes are forecast in the estimates. As a result, no significant adjustments in the values of the assets and liabilities recognized at December 31, 2013, 2014 and 2015 are expected.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related consolidated income statements.

 An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follow:

Revenue recognition

The Atento Group recognizes revenue on an accrual basis during the period in which the services are rendered, with reference to the stage of completion of the specific transaction, and assessed on the basis of the actual service provided as a proportion of the total services to be provided. Recognizing service revenue with reference to the stage of completion involves the use of estimates in relation to certain key elements of the service contracts, such as contract costs, period of execution and allowances related to the contracts. As far as is practical, the Atento Group applies its past experience and specific quantitative indicators in its estimates, considering the specific circumstances applicable to specific customers or contracts. If certain circumstances have occurred that may have an impact on the initially estimated revenue, costs or percentage of completion, estimates are reviewed based on such circumstances. Such reviews may result in adjustments to costs and revenue recognized for a period.

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

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future reversals of existing taxable temporary differences and/or taxable profits will allow the deferred tax asset to be recovered.

 Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

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

Fair value of derivatives and contingent-value instruments accounting

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

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

The contingent-value instruments (“CVIs”) are valued and accounted by discounting the total maturity value back to the issue date using the market interest rate by the time of the agreement. Monthly, the present value of the CVIs is increased so that the balance at the maturity will be the CVI notional amount.

Refer to Note 3u of our audited consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.        Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read for the year ended December 31, 2013, 2014 and 2015 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report. For the year ended December 31, 2013, 2014 and 2015, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

            The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”), and among the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enhance our client’s ability to deliver a high-quality product by creating a best-in-class experience for their costumers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution being customized for the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, to customer care, collections, back office and technical support. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 163,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our clients’ customer care operations and business processes, which allow us to provide higher-quality and lower cost customer care service than our clients could deliver on their own.

Our number of workstations increased from 86,071 as of December 31, 2014 to 91,567 workstations as of December 31, 2015. Since we lease all of our call center facilities (it means, buildings and related equipment), which increases our operating expenses and does not result in a depreciation expense (exception IT infra that is supported by Atento and depreciated), our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

As a part of our strategy to improve cost and efficiencies we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we are able to then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 5 percentage point, from 53% for the year ended December 31, 2014 to 58% for the year ended December 31, 2015, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity increases, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our costumers.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2014 and 2015, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

During 2015, revenue generated from our fifteen largest client groups represented 83.3% of our revenue as compared to 82.1% and 84.2% of our revenue for the same period in 2014 and 2013, respectively. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 38.8% of our revenue for the year ended December 31, 2015 as compared to 36.0% and 36.2% of our revenue in the same period for 2014 and 2013.

 Our vertical industry expertise in telecommunications, banking and financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the year ended December 31, 2015 and 2014, CRM BPO solutions comprised approximately 23.9% and 23.2% and individual services 76.1% and 76.8% of our revenue, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 21.8% and 78.2% of our revenue, respectively.

The percentage of solutions and individual services for the year ended December 31, 2013, represented approximately 23% and 77% of group revenue, respectively, were misreported and should have amounted to 21.8% and 78.2% as disclosed in the paragraph above.

During the year ended December 31, 2015, telecommunications represented 49.2% of our revenue and financial services represented 35.6% of our revenue, compared to 49.1% and 35.2%, respectively, for the same period in 2014 and 52% and 35% for the same period in 2013. During the year ended December 31, 2013, 2014 and 2015 the sales by service were:

	For the year ended December 31,
	2013	2014	2015

Customer Service	50.1%	49.8%	47.9%
Sales	18.7%	18.2%	18.0%
Collection	10.3%	10.8%	10.6%
Back Office	8.6%	8.8%	9.7%
Technical Support	9.8%	9.6%	10.5%
Others	2.5%	2.8%	3.3%
Total	100.0%	100.0%	100.0%

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2015, Brazil accounted for 47.3% of our revenue, Americas accounted for 40.2% of our revenue and EMEA accounted for 12.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Average headcount

The average headcount in the Atento Group in 2013, 2014 and 2015 and the breakdown by country is presented as follow:

	Average headcount
	2013	2014	2015
Brazil	86,413	82,702	90,418
Central America	4,051	4,161	4,687
Chile	3,883	4,703	4,615
Colombia	5,400	6,274	7,770
Spain	13,830	12,121	10,497
Morocco	1,544	1,367	1,348
Mexico	18,823	20,033	19,934
Peru	10,561	12,874	15,279
Puerto Rico	763	706	832
United States	405	419	629
Czech Republic (*)	933	673	-
Argentina and Uruguay	9,151	8,062	7,829
Corporate	75	81	136
Total	155,832	154,176	163,974
(*) Operations in Czech Republic were divested in the last quarter of 2014.

Consolidated Income Statements for the Year Ended December 31, 2013, 2014 and 2015

	For the year ended December 31,		Change	Change excluding	For the year ended December 31,	Change	Change excluding
($ in millions, except percentage changes)	2013 (**)	2014 (**)	(%)	FX (%)	2015	(%)	FX (%)

Revenue	2,341.1	2,298.3	(1.8)	7.7	1,965.6	(14.5)	9.2
Other operating income	4.4	4.6	4.5	8.7	4.3	(6.5)	10.9
Own work capitalized	0.9	0.5	(44.4)	(32.5)	-	N.M.	N.M.
Other gains	-	35.1	N.M.	N.M.	-	N.M.	N.M.
Operating expenses:
Supplies	(115.3)	(104.8)	(9.1)	0.2	(78.4)	(25.2)	(2.9)
Employee benefit expense	(1,643.5)	(1,636.4)	(0.4)	9.3	(1,422.7)	(13.1)	10.2
Depreciation	(58.3)	(59.0)	1.2	9.1	(51.1)	(13.4)	11.7
Amortization	(70.7)	(60.8)	(14.0)	(8.1)	(51.8)	(14.8)	10.0
Changes in trade provisions	2.0	1.7	(15.0)	(10.1)	(1.2)	N.M.	N.M.
Other operating expenses	(355.6)	(360.2)	1.3	9.2	(245.1)	(32.0)	(12.2)
Impairment charges	-	(31.8)	N.M.	N.M.	-	N.M.	N.M.
Total operating expenses	(2,241.4)	(2,251.3)	0.4	9.7	(1,850.3)	(17.8)	4.7

Operating profit	105.0	87.2	(17.0)	(1.3)	119.6	37.2	80.5

Finance income	10.8	17.3	60.2	79.6	15.5	(10.4)	24.3
Finance costs	(117.7)	(122.1)	3.7	9.8	(75.7)	(38.0)	(19.8)
Change in fair value of financial instruments (**)	(11.6)	27.3	N.M.	N.M.	17.5	(35.9)	N.M.
Net foreign exchange gain/(loss)	17.8	(33.3)	N.M.	N.M.	(4.0)	N.M.	N.M.

Net finance expense	(100.7)	(110.8)	10.0	17.4	(46.7)	(57.9)	(43.0)

Profit/(loss) before tax	4.3	(23.6)	N.M.	N.M.	72.9	N.M.	N.M.

Income tax benefit/(expense)	(8.3)	(18.5)	122.9	N.M.	(23.8)	28.6	64.3
Profit/(loss) for the period	(4.0)	(42.1)	N.M.	N.M.	49.1	N.M.	N.M.
Other financial data:
EBITDA(1) (unaudited)	234.0	207.0	(11.5)	(0.8)	222.5	7.5	40.2
Adjusted EBITDA(1) (unaudited)	295.1	306.4	3.8	13.7	250.3	(18.3)	6.7
(1) For reconciliation with IFRS as issued by IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.

(**) The gain or loss of the fair value of derivatives was previously presented in the Income Statements within Finance income ($6.9 million for the year ended December 31, 2013 and $40.9 million for the year ended December 31, 2014) and Finance costs ($18.5 million for the year ended December 31, 2013 and $13.6 million for the year ended December 31, 2014).

N.M. means not meaningful.

Consolidated Income Statements by Segment for the Year Ended December 31, 2013, 2014 and 2015
	For the year ended December 31,		Change	Change excluding	For the year ended December 31,	Change	Change excluding
($ in millions, except percentage changes)	2013	2014	(%)	FX (%)	2015	(%)	FX (%)
Revenue:
Brazil	1,206.1	1,184.8	(1.8)	7.5	930.2	(21.5)	10.0
Americas	772.7	779.4	0.9	15.3	789.8	1.3	17.0
EMEA	363.1	334.8	(7.8)	(7.7)	247.4	(26.1)	(11.6)
Other and eliminations (1)	(0.8)	(0.7)	(12.5)	(50.0)	(1.8)	N.M.	N.M.
Total revenue	2,341.1	2,298.3	(1.8)	7.7	1,965.6	(14.5)	9.2
Operating expense:
Brazil	(1,113.6)	(1,081.6)	(2.9)	6.3	(863.9)	(20.1)	11.8
Americas	(705.9)	(718.9)	1.8	16.7	(726.0)	1.0	16.4
EMEA	(365.2)	(381.8)	4.5	4.7	(250.9)	(34.3)	(21.4)
Other and eliminations (1)	(56.7)	(69.0)	21.7	22.4	(9.5)	(86.2)	(84.6)
Total operating expenses	(2,241.4)	(2,251.3)	0.4	9.7	(1,850.3)	(17.8)	4.7
Operating profit/(loss):
Brazil	94.8	103.5	9.2	19.3	66.5	(35.7)	(8.6)
Americas	67.6	64.3	(4.9)	5.5	65.8	2.3	21.0
EMEA	(0.1)	(45.6)	N.M.	N.M.	(2.5)	(94.5)	(93.0)
Other and eliminations (1)	(57.3)	(35.0)	(38.9)	(38.6)	(10.2)	(70.9)	(66.3)
Total operating profit	105.0	87.2	(17.0)	(1.3)	119.6	37.2	80.5
Net finance expense:
Brazil	(43.9)	(42.9)	(2.3)	7.1	(25.3)	(41.0)	(18.2)
Americas	(3.9)	(14.7)	N.M.	N.M.	(8.7)	(40.8)	(19.0)
EMEA	(18.4)	(13.6)	(26.1)	(26.1)	(12.6)	(7.4)	11.0
Other and eliminations (1)	(34.5)	(39.6)	14.8	14.8	(0.1)	(99.7)	(97.2)
Total net finance expense	(100.7)	(110.8)	10.0	17.4	(46.7)	(57.9)	(43.0)
Income tax expense:
Brazil	(17.7)	(22.3)	26.0	37.9	(14.0)	(37.2)	(9.9)
Americas	(19.3)	(19.7)	2.1	11.9	(20.2)	2.5	16.8
EMEA	7.8	15.4	97.4	96.2	2.6	(83.1)	(78.6)
Other and eliminations (1)	20.9	8.1	(61.2)	(61.2)	7.8	(3.7)	16.0
Total income tax benefit/(expense)	(8.3)	(18.5)	122.9	N.M	(23.8)	28.6	64.3
Profit/(loss) for the period:
Brazil	33.2	38.3	15.4	26.2	27.2	(29.0)	2.9
Americas	44.4	29.9	(32.7)	(28.8)	37.0	23.7	43.5
EMEA	(10.7)	(43.8)	N.M.	N.M.	(12.6)	(71.2)	(65.8)
Other and eliminations (1)	(70.9)	(66.5)	(6.2)	(6.1)	(2.5)	(96.2)	(94.6)
Profit/(loss) for the period	(4.0)	(42.1)	N.M.	N.M.	49.1	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	150.7	158.8	5.4	15.3	116.5	(26.6)	3.8
Americas	115.3	107.2	(7.0)	2.2	104.2	(2.8)	14.6
EMEA	24.3	(25.1)	N.M.	N.M.	11.2	N.M.	N.M.
Other and eliminations (1)	(56.3)	(33.9)	(39.8)	(39.5)	(9.4)	(72.3)	(68.1)
Total EBITDA (unaudited)	234.0	207.0	(11.5)	(0.8)	222.5	7.5	40.2
Adjusted EBITDA (2):
Brazil	161.1	172.1	6.8	16.9	129.4	(24.8)	7.2
Americas	118.4	117.7	(0.6)	10.7	109.1	(7.3)	9.1
EMEA	26.7	26.4	(1.1)	(1.2)	19.1	(27.7)	(14.8)
Other and eliminations (1)	(11.1)	(9.8)	(11.7)	(9.9)	(7.3)	(25.5)	(13.3)
Total Adjusted EBITDA (unaudited)	295.1	306.4	3.8	13.7	250.3	(18.3)	6.7
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) For reconciliation with IFRS as issued by the IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenue

Revenue decreased by $332.7 million, or 14.5%, from $2,298.3 million for the year ended December 31, 2014 to $1,965.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 9.6% driven primarily by strong performance in Brazil and the Americas, largely offsetting a decline in EMEA. Revenue in LatAm increased 12.8% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased 2.5%, driven primarily by a strong performance in the Americas, in particular, in Peru as a result of the increase in offshore business from Argentina, in Chile due to the implementation in 2014 of a new business model and new services, as well as price adjustments in Argentina. This positive performance in the Americas largely offset a decline in EMEA driven by adverse conditions in the telecommunication service in Spain.

Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue from non-Telefónica clients increased 15.9% due to strong double-digit growth in all regions, except EMEA. As of December 31, 2015, revenue from non-Telefónica clients totaled 56.3% of total revenue, an increase of 2.8 percentage points over the prior year. We have continued our strategy to increase our revenue diversification from Telefónica with significant clients wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. The strong growth in the Americas was driven mainly by Peru, Colombia, Chile, Argentina and nearshore business volume increase in United States and new client wins. This growth partially offset by a decline in EMEA Multisector due to some Public Administration service terminations.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2014 and December 31, 2015 and as a percentage of revenue and the percentage change between those periods and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2014	(%)	2015	(%)	Change (%)	Change excluding FX (%)
Brazil	1,184.8	51.6	930.2	47.3	(21.5)	10.0
Americas	779.4	33.9	789.8	40.2	1.3	17.0
EMEA	334.8	14.6	247.4	12.6	(26.1)	(11.6)
Other and eliminations (1)	(0.7)	(0.1)	(1.8)	(0.1)	N.M.	N.M.
Total	2,298.3	100.0	1,965.6	100.0	(14.5)	9.2
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2014 and December 31, 2015 was $1,184.8 million and $930.2 million, respectively. Revenue decreased in Brazil by $254.6 million, or 21.5%. Excluding the impact of foreign exchange, revenue increased by 10.0% over this period. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 0.2%, principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 17.2%, mainly due to volume growth and the introduction of new services with existing clients, mainly in the financial sector, in addition to significant clients wins in the telecommunication sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the year ended December 31, 2014 and December 31, 2015 was $779.4 million and $789.8 million, respectively, an increase of $10.4 million, or 1.3%. Excluding the impact of foreign exchange, revenue increased by 17.0%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 13.4% over this period, due to strong performance across the region due to volume and new services introduction across all the geography but led by Argentina, Peru and the implementation of new business model in Chile. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 20.2%, due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia, Central America and nearshore business volume increase in the United States.

EMEA

Revenue in EMEA for the year ended December 31, 2014 and December 31, 2015 was $334.8 million and $247.4 million, respectively, a decrease of $87.4 million, or 26.1%. Excluding the impact of foreign exchange and sale of operations in Czech Republic, revenue decreased by 9.0%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 10.6% mainly in Spain due to volume declines. Excluding the impact of foreign exchange and the sale of operations in Czech Republic, revenue from non-Telefónica clients decreased by 6.2%. The growth with private sector new clients is accelerating comparing with last year, still not enough to offset the decline driven by the volume reduction of some contracts with Public Administration and other multisector customer.

Other operating income

Other operating income decreased by $0.3 million, from $4.6 million for the year ended December 31, 2014 to $4.3 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, other operating income increased by 10.9% principally due to service insurance redress in Centro America and subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million). There was no such amendment of the MSA or related activity in 2015.

Total operating expenses

Total operating expenses decreased by $401.0 million, or 17.8%, from $2,251.3 million for the year ended December 31, 2014 to $1,850.3 million for the year ended December 31, 2015. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 4.7%. As a percentage of revenue, operating expenses constituted 98.0% and 94.1% for the year ended December 31, 2014 and 2015, respectively. This decrease due to the reduction of exceptional charges related to IPO, restructuring and others, and partially offset by increase in employee benefit expenses. Adjusting for exceptional charges booked during the period, operating expenses as a percentage of revenues would have constituted 93.6% and 92.7% of revenue for the year ended December 31, 2014 and 2015 respectively.

The $401.0 million decrease in operating expenses during the year ended December 31, 2015 resulted from the following components:

Supplies: Supplies decreased by $26.4 million, or 25.2%, from $104.8 million for the year ended December 31, 2014 to $78.4 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, supplies expense decreased by 2.9%. The decrease was principally caused by the lower activity in the EMEA region and efficiencies generated in Americas. As a percentage of revenue, supplies constituted 4.6% and 4.0% for the year ended December 31, 2014 and 2015, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $213.7 million, or 13.1%, from $1,636.4 million for the year ended December 31, 2014 to $1,422.7 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, employee benefit expenses increased by 10.2%. This increase was principally due to growth in business activity. As a percentage of our revenue, employee benefit expenses constituted 71.2% and 72.4% for the year ended December 31, 2014 and 2015, respectively. This slight increase in the percentage over revenue is due to ramp up of new client wins, severance and other costs related to the alignment of labor force to current and expected volume declines.

Depreciation and amortization: Depreciation and amortization expense decreased by $16.9 million, or 14.1%, from $119.8 million for the year ended December 31, 2014 to $102.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 10.9%, principally due to the growth in capacity mainly in Brazil in 2015 and the previous fiscal years.

Changes in trade provisions: Changes in trade provisions totaled a positive impact of $1.7 million for the year ended December 31, 2014 to a negative impact of $1.2 million for the year ended December 31, 2015. This variation was principally due to the collection in 2014 of some receivables that had previously been impaired, and receivables accounted as bad debt in Brazil and EMEA during the year ended December 31, 2015. As a percentage of revenue, changes in trade provisions constituted 0.1% for the year ended December 31, 2014 and 2015.

Other operating expenses: Other operating expenses decreased by $115.1 million, or 32.0%, from $360.2 million for the year ended December 31, 2014 to $245.1 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, other operating expenses decreased by 12.2%, mainly with the reduction of exceptional charges like IPO fees and charges, efficiency programs and lower activity in EMEA. As a percentage of revenue, other operating expenses constituted 15.7% and 12.5% for the year ended December 31, 2014 and 2015, respectively.

Impairment charges: For the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairments relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million.

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

Brazil

Total operating expenses in Brazil decreased by $217.7 million, or 20.1%, from $1,081.6 million for the year ended December 31, 2014 to $863.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 11.8%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 90.7% to 92.0%. This increase is due to higher than expected inflation impact in the business mainly in energy, leasing and other costs, and the restructuring costs to align labor force and site location to current and expected volume declines which negatively affected 2015 operating expenses. Corporate expenses located in Brazil increased $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

Americas

Total operating expenses in the Americas increased by $7.1 million, or 1.0%, from $718.9 million for the year ended December 31, 2014 to $726.0 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.4%, below the increase in revenues. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 91.2% to 90.5% for the year ended December 31, 2014 and 2015, mainly explained by efficiency gains in Argentina, Peru and Chile. Corporate expenses located in Americas increase $3.2 million, from $7.8 million for the year ended December 31, 2014 to $11.0 million for the year ended December 31, 2015.

EMEA

Total operating expenses in EMEA decreased by $130.9 million, or 34.3%, from $381.8 million for the year ended December 31, 2014 to $250.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 21.4%. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 114.0% to 101.1%. The decrease in operating expenses in the year ended December 31, 2015 was primarily attributable to impairment charges and restructuring costs booked in 2014. Excluding the impact of this effect, operating expenses as a percentage of revenue would have reached 98.7% in the year ended December 31, 2014 compared to 97.9% in the year ended December 31, 2015, this decrease is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies. Corporate expenses located in EMEA increase $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

Operating profit

Operating profit increased by $32.4 million, or 37.2%, from $87.2 million for the year ended December 31, 2014 to $119.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit increased by 80.5%. Operating profit margin increased from 3.8% for the year ended December 31, 2014 to 6.1% for the year ended December 31, 2015. This increase was driven by broad based improvement in efficiencies and significant reduction in non-recurring expenses versus 2014, partially offset with the ramp up of new client and higher than expected inflationary costs in some operations.

Brazil

Operating profit in Brazil decreased by $37.0 million, or 35.7%, from $103.5 million for the year ended December 31, 2014 to $66.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit decreased by 8.6% in 2015. Excluding the corporate expenses, operating profit margin decreased from 9.3% for the year ended December 31, 2014 to 8.2% for the year ended December 31, 2015, excluding the impact of foreign exchange. The decrease in operating profit is due to higher than expected inflation impact in the business mainly in energy, leasing and other costs, and the restructuring costs to align labor force and site location to current and expected volume declines which negatively affects 2015 operating margin.

Americas

Operating profit in the Americas increased by $1.5 million, or 2.3%, from $64.3 million for the year ended December 31, 2014 to $65.8 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit in Americas increased by 21.0% in 2015. Excluding corporate expenses, operating profit margin increased from 9.2% for the year ended December 31, 2014 to 9.7% for the year ended December 31, 2015, excluding the impact of foreign exchange. The increase in operating profit was mainly attributed to the strong performance in Peru, Chile and Argentina.

EMEA

Operating profit in EMEA increased by $43.1 million, from a loss of $45.6 million for the year ended December 31, 2014 to a loss of $2.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit in EMEA increased by 93.0% in 2015. Excluding corporate expenses, operating profit margin increase from a loss of 13.6% for the year ended December 31, 2014 to a loss of 0.7% for the year ended December 31, 2015, principally due to the non-recurring expenses booked in the year ended December 31, 2014. Excluding non-recurring impacts operating profit margin would have increased from a gain of 1.8% to a gain of 2.5%. This increase is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies.

Finance income

Finance income decreased by $1.8 million, from $17.3 million for the year ended December 31, 2014 to $15.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance income increased by 24.3% during the year ended December 31, 2015.

Finance costs

Finance costs decreased by $46.4 million, or 38.0%, from $122.1 million for the year ended December 31, 2014 to $75.7 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance costs decreased by 19.8% during the year ended December 31, 2015. This decrease in finance costs is mainly driven by the capitalization of PECs in 2014, in connection with the IPO.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $9.8 million, or 35.9%, from $27.3 million for the year ended December 31, 2014 to $17.5 million for the year ended December 31, 2015. This decrease is mainly related with the implementation of hedge accounting in April 1, 2015, with the recognition of cumulative fair value gains of financial instruments in first quarter. After the first quarter, only the ineffective portion of financial instruments are recognized as fair value.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $29.3 million, from a loss of $33.3 million for the year ended December 31, 2014 to a loss of $4.0 million for the year ended December 31, 2015. The decrease in net foreign exchange loss is mainly related to the change in functional currency from EUR to USD of Atento Luxco 1 in 2015 that eliminated the foreign exchange exposure of the Senior Secured Notes that are denominated in USD.

Income tax expense

Income tax expense for the year ended December 31, 2014 and December 31, 2015 was of $18.5 million and of $23.8 million, respectively. This variation is due to the higher profit before tax in 2015 and due to the non-deductible costs/expenses recognized mainly in Mexico. The average tax rate for the year ended 2015 is 32.6%.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2014 and December 31, 2015 was a loss of $42.1 million and a gain of $49.1 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $15.5 million, or 7.5%, from $207.0 million for the year ended December 31, 2014 to $222.5 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $56.1 million, or 18.3%, from $306.4 million for the year ended December 31, 2014 to $250.3 million for the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Item 3A. Selected Financial Data” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 40.2% and Adjusted EBITDA increased by 6.7% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity in EMEA.

Brazil

EBITDA in Brazil decreased by $42.3 million, or 26.6%, from $158.8 million for the year ended December 31, 2014 to $116.5 million for the year ended December 31, 2015. Adjusted EBITDA in Brazil decreased by $42.7 million, or 24.8%, from $172.1 million for the year ended December 31, 2014 to $129.4 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 3.8% and 7.2%, respectively. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs, during the year ended December 31, 2015 non-recurring cost were impacted by labor force optimization to current or expected adjustments in activity levels, and by the anticipation of site closures in connection of the site relocation program to tier 2 and tier 3 cities. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 6.8% and 9.8% respectively. This solid performance at EBITDA and Adjusted EBITDA level during the year ended December 31, 2015, in excluding the impact of foreign exchange, is mainly due to strong growth in revenue with existing clients and new clients, including CBCC acquisition, as well as operating efficiencies achieved from our margin transformational programs. Corporate expenses located in Brazil increase $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

Americas

EBITDA in the Americas decreased by $3.0 million, or 2.8%, from $107.2 million for the year ended December 31, 2014 to $104.2 million for the year ended December 31, 2015. Adjusted EBITDA in the Americas decreased by $8.6 million, or 7.3%, from $117.7 million for the year ended December 31, 2014 to $109.1 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the year ended December 31, 2015 by 14.6% and 9.1%, respectively. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 17.5% and 12.1%, respectively, excluding the impact of foreign exchange, due to the strong growth mainly in Chile, Peru and Argentina. Corporate expenses located in Americas increase $3.2 million, from $7.8 million for the year ended December 31, 2014 to $11.0 million for the year ended December 31, 2015.

EMEA

EBITDA in EMEA increased by $36.3 million, from a loss of $25.1 million for the year ended December 31, 2014 to a gain of $11.2 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $7.3 million, from $26.4 million for the year ended December 31, 2014 to $19.1 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA increased $38.3 million and Adjusted EBITDA decreased by $3.9 million during the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs, impacted by a significant reduction due to impairment charges, restructuring and other exceptional costs booked in 2014. During the year ended December 31, 2015 non-recurring cost were mainly impacted by labor force optimization to current or expected adjustments in activity levels. Excluding corporate costs the Adjusted EBITDA margin grew 0.1 percentage points. Corporate expenses located in EMEA increase by $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenue

Revenue decreased by $42.8 million, or 1.8%, from $2,341.1 million for the year ended December 31, 2013 to $2,298.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, revenue increased by 7.7% driven primarily by a strong performance in Brazil and the Americas, largely offsetting the reduction in EMEA. Revenue in  LatAm which includes Brazil and the Americas, increased 10.5% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 4.4%, driven primarily by a strong performance in the Americas, in particular, in Chile due to the finalization of the implementation of a new business model, in Peru as a result of the increase in offshore business from Argentina, in addition to price adjustments in Argentina. This positive performance in the Americas largely offset the reduction in EMEA caused by the adverse Telefónica situation in the Spanish telecommunication sector. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 10.8% due to the strong double digit growth in all regions. As of the end of the year, non-Telefónica revenue represented 53% of total revenue, an increase of 2 percentage points over the prior year. We have continued to increase our revenue diversification from Telefónica with significant customer wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. Strong growth in the Americas was driven by Peru, Colombia, Mexico and Argentina. In EMEA lower revenues with Telefónica were partially offset by a healthy performance in the non-Telefónica sector driven by higher activity with existing clients, in addition to new clients wins.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2013 and December 31, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
Brazil	1,206.1	51.5	1,184.8	51.6	(1.8)	7.5
Americas	772.7	33.0	779.4	33.9	0.9	15.3
EMEA	363.1	15.5	334.8	14.6	(7.8)	(7.7)
Other and eliminations (1)	(0.8)	-	(0.7)	(0.1)	(12.5)	(50.0)
Total	2,341.1	100.0	2,298.3	100.0	(1.8)	7.7
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2013 and December 31, 2014 was $1,206.1 million and $1,184.8 million, respectively. Revenue decreased in Brazil by $21.3 million, or 1.8%. Excluding the foreign-exchange impact, revenue increased by 7.5% over this period. Excluding the impact of foreign exchange, revenue from Telefónica increased by 2.8%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 11.0% over this period, mainly due to volume growth and the introduction of new services with existing clients, driven by the financial sector, in addition to significant customer wins in the telecommunication sector where we now provide services to all major operators.

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

EMEA

Revenue in EMEA for the year ended December 31, 2013 and December 31, 2014 was $363.1 million and $334.8 million, respectively. Revenue decreased in EMEA by $28.3 million, or 7.8%. Excluding the foreign exchange impact, revenue decreased by 7.7%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 14.8% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 6.8%, excluding the impact of foreign exchange, principally due to higher activity with existing clients, in addition to new client wins.

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

Employee benefit expenses: Employee benefit expenses decreased by $7.1 million, or 0.4%, from $1,643.5 million for the year ended December 31, 2013 to $1,636.4 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, employee benefit expenses increased by 9.3%. This increase in employee benefit expenses was principally due to restructuring expenses incurred in Spain, Argentina and Chile. This increase was partially offset by operational efficiencies generated. Adjusting for restructuring expenses of $26.7 million and excluding the impact of foreign exchange, employee benefit expenses would have increased by 7.7%. As a percentage of our revenue, employee benefit expenses constituted 70.2% and 71.2% for the year ended December 31, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefit expenses as a percentage of revenue would have constituted 69.7% and 70.0% for the year ended December 31, 2013 and 2014, respectively.

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

Changes in fair value of financial instruments

Changes in fair value of financial instruments increased by $38.9 million, from a loss of $11.6 million for the year ended December 31, 2013 to a gain of $27.3 million for the year ended December 31, 2014. This increase was principally due to the gains in fair value of Atento Luxco 1 derivative financial instruments during 2014, as a consequence of the depreciation of foreign currencies against U.S. dollar.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $51.1 million, from a gain of $17.8 million for the year ended December 31, 2013 to a loss of $33.3 million for the year ended December 31, 2014. This decrease was principally due to net foreign exchange loss resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

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

Americas

EBITDA in the Americas decreased by $8.1 million, or 7.0%, from $115.3 million for the year ended December 31, 2013 to $107.2 million for the year ended December 31, 2014. Adjusted EBITDA in the Americas decreased by $0.7 million, or 0.6%, from $118.4 million for the year ended December 31, 2013 to $117.7 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the year ended December 31, 2014 by 2.2% and 10.7%, respectively. The increase in Adjusted EBITDA was primarily attributed to strong growth achieved in the region, mainly in Argentina, Chile and Peru. Adjusted EBITDA margin grew at a slower pace than revenue, as a result of higher recruiting and training costs to ramp-up the offshore business from Telefónica Argentina to Peru, and increased allocation of corporate costs as a result of the corporate headquarter relocation completed in the three months ended December 31, 2014. On the other side, Chile was positively impacted by the finalization of the implementation of the new business model with Telefónica.

EMEA

EBITDA in EMEA decreased by $49.4 million, from a gain of $24.3 million for the year ended December 31, 2013 to a loss of $25.1 million for the year ended December 31, 2014. Adjusted EBITDA in EMEA decreased by $0.3 million, from $26.7 million for the year ended December 31, 2013 to $26.4 million for the year ended December 31, 2014. The decrease in Adjusted EBITDA, during the year ended December 31, 2014 was principally due to a reduction in Telefónica volumes in Spain which implied an oversized structure before the execution of the restructuring process in the three months ended December 31, 2014.

B.        Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operations, investment and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. We have ample liquidity: (i) as of December 31, 2013, the total amount of credit available to us was €50 million ($69 million) under our Revolving Credit Facility, which remains undrawn as of December 31, 2015. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $213.5 million, of which $13.7 million is located in Argentina and subject to restrictions on our ability to transfer them out of the country; (ii) as of December 31, 2014, the total amount of credit available to us was €50 million ($60.7 million) under our Revolving Credit Facility, which remains undrawn as of December 31, 2015. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $238.3 million as of December 31, 2014, of which $8.0 million (approximately than 3% of the total) is located in Argentina and subject to restrictions on our ability to transfer them out of the country; (iii) as of December 31, 2015, the total amount of credit available to us was €50 million ($54,4 million) under our Revolving Credit Facility, which remains undrawn as of December 31, 2015. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $184.0 million as of December 31, 2015, of which $0.8 million (approximately than 0.4% of the total) is located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which are subject to prevailing economic conditions, and other factors, many of which are beyond our control. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and such capital may not be available to us on acceptable terms, if at all.

            As of December 31, 2015, our outstanding debt amounted to $575.6 million, which includes $301.7 million of our 7.375% Senior Secured Notes due 2020, $168.1 million equivalent amount of Brazilian Debentures, $26.3 million of CVIs, $4.7 million of finance lease payables, $74.7 million of financing provided by BNDES, and $0.1 million of other bank borrowings.

During the year ended December 31, 2015 we drew down BRL126.7 million (equivalent to $32.5 million of U.S. dollars) under our credit agreement with BNDES.

For the year ended December 31, 2015, our net cash flow from operating activities totaled $37.0 million, which includes interest paid of $66.2 million. As such, our net cash flow from operating activities (before giving effect to the payment of interest) amounted to $103.2 million.

Cash Flow

As of December 31, 2015, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $184.0 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2013	2014	2015

Cash from/(used in) operating activities	99.6	135.3	37.0
Cash provided by/(used in) investment activities	(123.4)	(149.8)	(67.2)
Cash provided by/(used in) financing activities	31.2	38.8	36.6
Effect of changes in exchange rates	5.8	(26.4)	(33.8)
Net increase/(decrease) in cash and cash equivalents	13.2	(2.1)	(27.4)

Cash From/(used in) Operating Activities

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash from operating activities was $37.0 million for the year ended December 31, 2015 compared to $135.3 million for the year ended December 31, 2014. The decrease in cash from operating activities resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cash from operating activities was $135.3 million for the year ended December 31, 2014 compared to $99.6 million for the year ended December 31, 2013. The increase in cash from operating activities resulted from an overall improvement in working capital performance and also due to lower taxes paid.

Cash Provide by/(used in) Investment Activities

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash used in investment activities was $67.2 million for the year ended December 31, 2015 compared to $149.8 million for the year ended December 31, 2014. Cash used in investment activities for the year ended December 31, 2015 mainly include payments for capital expenditure of $96.4 million and disposal from sale of financial instruments for $26.9 million.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cash used in investment activities was $149.8 million for the year ended December 31, 2014 compared to $123.4 million for the year ended December 31, 2013. Cash used in investment activities for the year ended December 31, 2014 mainly include payments for capital expenditure of $117.9 million, acquisition of subsidiaries of $7.5 million, net payments for financial instruments of $26.6 million, which include $26.6 million of net short-term financial investments in Brazil.

Cash Provided by/(used in) Financing Activities

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash provided by financing activities was $36.6 million for the year ended December 31, 2015 compared to $38.8 million for the year ended December 31, 2014. Cash provided by financing activities during 2015 was mainly attributable to the amounts drawdown under the BNDES facility, whereas during 2014 was primarily due to IPO proceeds received by Atento S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net Debentures amortization and amounts drawdown under the BNDES facility.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cash provided by financing activities was $38.8 million for the year ended December 31, 2014 compared to $31.2 million for the year ended December 31, 2013. The increase in cash provided by financing activities was primarily attributable to the impact of IPO proceeds received by Atento S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net amortization of debentures and amounts drawdown under the BNDES facility.

Free Cash Flow

Our management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as EBITDA less Working Capital movement, Capital expenditures, Income tax paid and Net interest for the period. We believe that free cash flow is useful to investors because it adjusts our EBITDA by the investments to continue and improve business operations.

Until the last quarter, the Company defined this measure as net cash flow from operating activities less cash payments for acquisition of property, plant, equipment and intangible assets for the period. In order to be aligned with financial performance index analyzed by management, the criteria of the calculation was improved this quarter. We present comparative amounts for the year ended December 31, 2013 and 2014 and for the fourth quarter of 2014.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, EBITDA or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the year ended December 31,
($ in millions)	2013	2014	2015

EBITDA (non-GAAP) (unaudited)	234.0	207.0	222.5
Changes in working capital	(47.1)	23.1	(108.3)
Payments for acquisition of property, plant, equipment and intangible assets	(128.8)	(117.9)	(96.4)
Disposals of property, plant, equipment and intangible assets	0.8	0.9	2.4
Income tax paid	(30.8)	(19.0)	(16.2)
Free cash flow before interest	28.1	94.1	4.0
Net interest	(57.8)	(72.5)	(48.4)
Free cash flow (non-GAAP) (unaudited)	(29.7)	21.6	(44.4)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Free cash flow decreased by $66.0 million from positive $21.6 million for the year ended December 31, 2014 to negative $44.4 million for the year ended December 31, 2015. The decrease in free cash flow for the year ended December 31, 2015 was mainly due to the decrease in net cash flow from operating activities, resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Free cash flow improved by $51.3 million from negative $29.7 million for the year ended December 31, 2013 to positive $21.6 million for the year ended December 31, 2014. The improvement in free cash flow for the year ended December 31, 2014 was principally due to the increase in net cash flow from operating activities.

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

Financing Arrangements

Certain debt agreements contain financial ratios as an instrument to monitor the Company´s financial condition and as preconditions to some transactions (e.g. new debts, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measure of the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of December 31, 2015, the current ratio was 2.31.

2.       Fixed Charge Coverage Ratio (applies to Restricted Group) – measure the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2015, the current ratio was 4.0.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA – all of the financial terms as defined in the Debenture indenture. The contractual ratio indicates that Brazil net debt should not surpass 2.5 times the Brazilian EBITDA. As of December 31, 2015, the current ratio was 1.7. This is the only ratio considered as a financial covenant.

  The Company monitors regularly all financial ratios under the debt agreements. As of December 31, 2015, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2014 ($ in millions)
Senior Secured Notes	USD	2020	7.375%	301.7
Brazilian Debentures	BRL	2019	CDI+3.7%	168.1
BNDES	BRL	2020	Tranche A: TJLP + 2.5% Tranche B: SELIC + 2.5% Tranche C: 4% Tranche D: 6% Tranche E: TJLP	74.7
Other Bank Borrowings	MAD	2016	6%	0.1
CVIs	ARS	2022	N/A	26.3
Finance lease payables	BRL, COP, USD	2019	6.32%-9.89%	4.7
Total Debt				575.6

7.375% Senior Secured Notes Due 2020 (the “Senior Secured Notes”)

On January 29, 2013, a subsidiary of the company, Atento Luxco 1, issued $300.0 million aggregate principal amount of Senior Secured Notes that mature on January 29, 2020. The Senior Secured Notes are senior secured obligations of Atento Luxco 1 and are guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes are also guaranteed on an unsecured senior basis by Atento S.A. and Midco.

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of December 31, 2015, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes.

Revolving Credit Facility

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides for borrowings of up to €50 million ($54.4 million as of December 31, 2015). The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, bonding, documentary or stand-by letter of credit facility, a short term loan facility, a derivatives facility, and a foreign exchange facility). As of December 31, 2015, the Revolving Credit Facility remains undrawn.

The interest rate under the Revolving Credit Facility is the percentage rate per annum which is the aggregate of (i) the applicable margin, (ii) EURIBOR or, in relation to any loan in a currency other than Euro, LIBOR or the applicable floating rate for Mexican Pesos and (iii) the mandatory cost (if any). The applicable margin is initially 4.50% per annum and is subject to a step-down based on a secured leverage ratio. In addition to paying interest on the outstanding principal amounts under the Revolving Credit Facility, we are required to pay a commitment fee of 40% of the applicable margin per annum in respect of the lenders unutilized commitments. The Revolving Credit Facility matures in July 2019.

The Revolving Credit Facility contains covenants similar to the Senior Secured Notes, which restrict (subject to the same exceptions as those in respect of the covenants relating to the Senior Secured Notes) our and our restricted subsidiaries’ ability to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. As of December 31, 2015, we were in compliance with these covenants.

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

On March 25, 2013 and June 11, 2013, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL72 million and BRL26 million, respectively (equivalent to approximately $35.5 million and $12.3 million, respectively).

On May 12, 2014 and June 26, 2014, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL34.4 million and BRL45.0 million, respectively (equivalent to $15.5 million and $20.4 million, respectively), of the Brazilian Debentures.

On August 28, 2014 Atento Brasil S.A, repaid, in advance of the schedule date, BRL80.0 million (equivalent to $33.1 million).

The outstanding balance at amortized cost after the early repayments as of December 31, 2015 was BRL656.4 million ($168.1 million), including accrued interest.

As of December 31, 2015, the Brazilian Debentures, after 2014 early payments, contain the following amortization schedule over the BRL915 million of Brazilian Debentures due December 12, 2019: December 11, 2016—4.9%; December 11, 2017—18.0%; December 11, 2018—21.0%; and December 11, 2019—28.0%.

The Brazilian Issuer must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt. We were in compliance with all covenants under the Brazilian Debentures as of December 31, 2015.

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

On May 16, 2014, Midco entered into an amendment letter and certain other related documentation with the VLN Lender which provided for certain amendments to be made to the Vendor Loan Note including, amongst others, changes reducing the principal amount of the Vendor Loan Note by €25.4 million (equivalent to $30.9 million for the period ended December 31, 2014). In addition, a portion of the total principal amount outstanding under the Vendor Loan Note was also reduced during the period ended December 31, 2015 with the proceeds of the issuance of the PIK Notes due 2020.

In addition, in May 30, 2014 Atalaya Luxco Midco issued €64 million of PECs (equivalent to $87 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note.

On October 7, 2014, Midco prepaid to Telefónica the entire amount outstanding under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million). As of December 31, 2015, there is no further outstanding balance.

Contingent Value Instruments

As described in the note 1, the acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l. (formerly BC Luxco 3, S.à.r.l.). The acquisition will be paid through CVI – Contingent Value Instruments. The CVI has an aggregated nominal value of $666.8 million Argentinian Pesos.

The CVI is the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and are subject to mandatory payment in the following scenarios: A) if any year between 2012 to 2022 the Argentinian subsidiary has excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess will be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) will be paid integrally in 2022.

            The obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

There is no additional covenants or conditions associated in the CVI, as of December 31, 2015, we were in compliance with the terms and conditions of the CVI.

The CVI does not incur interest and are valued by discounting the total maturity value back to the issue date using the market interest rate. As of December 31, 2015, the balance was $26.3 million. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations under the CVI are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

Preferred Equity Certificates

On December 3, 2012, in connection with the Acquisition, Midco authorized the issuance of three series of Preferred Equity Certificates (the “Original Luxco PECs”), which were subscribed by Topco, totaling $494.2 million as of capitalization date on October 3 ($519.6 million as of December 31, 2013). As part of the insertion of PikCo into our corporate structure (see section “Presentation of financial and other information”), on May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (together with the Original Luxco PECs, the “Luxco PECs”) which were subscribed by PikCo, totaling $81.7 million as of capitalization date on October 3. The terms of the Luxco PECs are as follows:

•      Series 1: Midco authorized the issuance of 50,000,000,000 Series 1 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this date in certain scenarios, and accrue interest at an annual rate of 8.0309%, which capitalizes annually if not paid in cash. As of December 31, 2013 and 2012, Midco has issued 23,580,000,000 Series 1 PECs for an aggregate amount of $325.2 million and $311.1 million, respectively. The resulting interest was capitalized on December 3, 2013 totaling approximately $26.1 million. The interest accrued at December 31, 2013 totaled approximately $2.2 million. The aggregate amount of Series 1 PECs as of capitalization date of October 3, 2014, was $319.2 million. The interest accrued as of capitalization date totaled approximately $21.6 million.

•      Series 2: Midco authorized the issuance of up to 200,000 Series 2 PECs with a par value of €0.01 each. These Luxco PECs mature after 30 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the profit recognized for Luxembourg generally accepted accounting practice in connection with the “Specified Assets” (meaning the investment of the Company in the Luxco 1 Series 2 PECs, as defined), less any loss recognized in connection with the Specified Assets less a proportional amount of any direct expense borne by the Company during the Accrual Period in relation to the Specified Assets and less the losses of the Company in relation to the Specified Assets during the Accrual Period, including any such losses carried forward from previous Accrual Periods, such amount then divided by the number of Series 2 PECs outstanding at that time. As of capitalization date of October 3, 2014, and December 31, 2013, Midco had issued 200,000 Series 2 PECs for an aggregate amount of $3.0 thousand. The interest accrued at capitalization date totaled approximately $3.0 million.

•      Series 3: Midco authorized the issuance of up to 25,000,000,000 Series 3 PECs with a par value of €0.01 each. These Luxco PECs mature after 60 years, but may be withdrawn prior to this in certain scenarios. The yield is equal to the “Specified Income” (meaning the sum of all income and capital gains derived by the Company from the Eligible Assets (investment by the Company in the shares of Atento Luxco) less losses of the Company carried forward less all other expenses of the Company connected to the investment in the Eligible Assets (as defined in the terms and conditions of the Series 3 PECs) for each accounting period comprised in such “Accrual Period” (as defined in the terms and conditions of the Series 3 PECs) divided by 365 (or if a leap year, 366) and, respectively in the case of each such number so ascertained, multiplied by the number of days of each such accounting period that comprised that Accrual Period, then divided by the number of Series 3 PECs outstanding at that time. As of capitalization date of October 3, 2014 Midco hadissued 12,017,800,000 Series 3 PECs for an aggregate amount of $150.4 million ($165.7 million as of December 31, 2013).

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

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in the Company (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.1 million or equivalent to $575.9 million as of capitalization date on October 3. Upon completion of the Contribution, the Luxco PECs were cancelled by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atento S.A.’s share premium account. As a result of such transfer, Midco became a direct subsidiary of Atento S.A. It was also completed a share split whereby the Company issued approximately 2,219.212 for each 1 ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction.”

The Luxco PECs were classified as subordinated debt with respect to our other present and future obligations. The table below provides a summary of Luxco PECs principal balance and their movements in 2013:

($ in millions)		December 31,	Interest	Translation	Interest	December 31,
PECs	Maturity	2012	capitalized	differences	accrued	2013
Series 1 PECs	2042	311.1	26.1	14.5	2.2	353.9
Series 2 PECs	2042	-	-	-	-	-
Series 3 PECs	2072	158.6	-	7.2	-	165.7
Total		469.7	26.1	21.6	2.2	519.6

The table below provides a summary of Luxco PECs principal balance and their movements during 2014:

($ in millions)		December 31,		Interest	Translation		December 31,
PECs	Maturity	2013	Issuance	capitalized	differences	Capitalization	2014
Series 1 PECs	2042	353.9	-	20.7	(33.9)	(340.7)	-
Series 2 PECs	2042	-	-	3.2	(0.2)	(3.0)	-
Series 3 PECs	2072	165.7	-	-	(15.3)	(150.4)	-
Series 4 PECs	2044	-	87.3	1.5	(7.1)	(81.7)	-
Total		519.6	87.3	25.4	(56.5)	(575.9)	-

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL300 million (the “BNDES Credit Facility”), equivalent to $76.8 million as of December 31, 2015.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates.

Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intend to finance different purposes, as described below:

•         Tranche A and B: investments in workstations, infrastructure, technology, training, services and software development, marketing and commercialization, within the scope of BNDES program, Desenvolvimento da Indústria Nacional de Software e Serviços de Tecnologia de Informação – BNDES Prosoft.

•         Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•         Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•         Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases the credit facility once the debtor met certain requirements in the signed contract, such as deliver the guarantee (stand-by letter) and demonstrate the expenditures related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	6,490	3,204	4,486	320	-	14,500
April 16, 2014	2,697	1,349	1,888	135	-	6,069
July 16, 2014	-	-	-	-	154	154
August 13, 2014	16,030	1,751	2,574	277	-	20,632
Subtotal 2014	25,217	6,304	8,948	732	154	41,355
March 26, 2015	4,702	1,175	1,669	136	-	7,682
April 17, 2015	9,404	2,351	3,337	273	-	15,365
December 21, 2015	7,395	1,843	-	-	179	9,417
Subtotal 2015	21,501	5,369	5,006	409	179	32,464
Total	46,718	11,673	13,954	1,141	333	73,819

This facility should be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2015, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

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

Other Loan Agreements

On June 28, 2011, Atento arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams (MAD) maturing on June 28, 2016 with an annual rate of interest of 6%. As of December 31, 2015, the principal loan balance was 1.1 million dirhams ($0.1 million).

Finance Leases
The Company holds the following assets under finance leases:
	As of December 31,
	2013	2014	2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	-	-	3.2
Furniture, tools and other tangible assets	9.4	3.5	2.9
Total	9.4	3.5	6.1

The present value of future finance lease payments is as follow:
	As of December 31,
	2013	2014	2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
Up to 1 year	5.3	4.7	2.0
Between 1 and 5 years	6.5	4.3	2.7
Total	11.9	9.0	4.7

For a description of our derivative financial instruments as of December 31, 2014 and 2015, see Note 14 to the Consolidated Financial Statements. See also “—Quantitative and Qualitative Disclosures About Market Risks—Interest Rate Risk” and “—Quantitative and Qualitative Disclosures About Market Risks—Foreign Currency Risk” for additional information on fair market value of certain of our derivative financial instruments.

C.     Research and Development, Patents and Licenses, etc.

We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth into future market. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2015, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

D.     Trend Information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

Trend for Further Outsourcing for CRM BPO Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need for our clients to outsource these non-core business activities so they can focus on their core competencies. The penetration within individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are two main drivers of this increase: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third party BPO providers; secondly, new clients are adopting third party solutions for these services versus using in-house solutions, largely to take advantage of lower labor costs, specialist knowledge and cost efficiencies.

Growth in Our Business Directly Linked to Growth in the Businesses of Key Clients

We structure our contracts with our clients such that, while the price of our services is agreed, the volume of CRM BPO services we deliver during a particular period is dependent on the performance of our clients’ business. We have significant exposure to the telecommunications and banking and financial services sectors and our business is dependent upon the continued growth of our clients’ business in these sectors. If the business of one of our key clients increases and generates more customer activity, our business with that client also increases. Conversely, if the business of one of our key clients decreases and there is a reduction of customer activity, our business with that client also decreases.

Development of CRM BPO Solutions

This industry is in transition as more complex multi-channel end-to-end solutions are being outsourced, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross-sell our services. Our vertical industry expertise in telecommunications, banking and financial services and multi-sector, allows us to develop tailored solutions for our clients, embedding us further into their value chain while we deliver impactful business results and increase the portion of our client’s CRM BPO services that we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward.

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which from time to time, exhibits pressure on pricing for CRM BPO services. We believe we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as a means of making services more transparent further driving demand for our CRM BPO services. In addition, our service contracts with most of our key clients include inflation based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefit expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2015, 52.0% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the year ended December 31, 2013, 2014 and 2015, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 99.3%, 98.9% and 99.0%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s costumers by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases and guarantees.

The following table shows the increase in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2015 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor-related procedures.

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	As of December 31,
($ in millions)	2013	2014	2015
Guarantees
Financial, labor-related, tax and rental transactions	97.4	158.5	141.1
Contractual obligations	135.8	76.5	100.9
Other	0.2	-	-
Total	233.4	235.0	242.0

F.      Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other long-term liabilities as of December 31, 2015.

	As of December 31, 2015
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	570.8	38.3	127.4	378.9	26.2
Finance Lease Obligations	4.7	2.0	2.4	0.3	-
Operating Lease Obligations	230.6	57.9	86.9	42.1	43.7
Purchase Obligations	189.1	188.9	0.2	-	-
Total Obligations (1)	995.2	287.1	216.9	421.3	69.9

(1) We also have other non-current liabilities totaling $72.0 million.

Debt obligations are comprised of debentures and bonds, interest-bearing debt and CVIs (as of December 31, 2015; see Note 16 to the Atento’s consolidated financial statements). The debentures and bonds balance consist of the Senior Secured Notes and the Brazilian debentures, and interest-bearing debt mainly comprised of Brazil Banco Nacional de Desenvolvimento Economico e Social (BNDES) Credit Facility.

We enter into finance lease arrangements related to furniture, tools and other tangible assets. Our assets acquired under finance leases are located in Brazil, Colombia and Peru.The operating lessee where we act as lease are mainly facilities used as call centers. These leases have various termination dates, with the latest in 2025. There were no contingent payments on operating leases recognized in the consolidated income statements for the year ended December 31, 2015. Further, at December 31, 2015, the payment commitment for the early cancellation of these leases amounts to $127.5 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

G.     Safe harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Below is a list of the names and ages (as of March 31, 2016) of Atento’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Alejandro Reynal Ample	42	Chief Executive Officer and Director
Mauricio Teles Montilha	52	Chief Financial Officer
Daniel Figueirido	54	Chief Commercial Officer
José Ignacio Cebollero Bueno	45	Chief People Officer
Michael Flodin	52	Chief Operations Officer
Mª Reyes Cerezo Rodriguez Sedano	50	General Counsel
Mario Mota Camara	54	Brazil Regional Director
Miguel Matey Marañón	44	North America Regional Director
Juan Enrique Gamé	55	South America Regional Director
Jose María Pérez Melber	44	EMEA Regional Director

Name	Age	Position
Francisco Tosta Valim Filho	52	Director
Melissa Bethell	41	Director
Thomas Iannotti	59	Director
Stuart Gent	44	Director
Devin O´Reilly	41	Director
Mark Foster	56	Director
Vishal Jugdeb	39	Director

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

Daniel Figueirido, Chief Commercial Officer. Mr. Figueirido joins Atento after a 30-year career at Accenture, Andersen Consulting and Arthur Andersen where he was involved in application and infrastructure outsourcing with a focus on the Financial and Communications sectors. Mr. Figueirido helped clients with the outsourcing of customer relationships, large technology transformations, and mergers and acquisitions. Prior to joining Atento, he served as Accenture’s Senior Managing Director Technology Growth Platform for Latin America, overseeing business activities for more than 100 clients in Mexico, Brazil, Chile, Argentina, Peru, Colombia and Venezuela since 2008. Prior to this position, Mr. Figueirido held the roles of Accenture’s Managing Director Outsourcing Growth Platform Latin America from 2006 to 2008, and Senior Executive in Charge of the Financial Services Industry for South America from 2000 to 2006. From 1983 to 2000, prior to the creation of Accenture, Mr. Figueirido held different leadership positions at Andersen Consulting and Arthur Andersen, such as Senior Manager Outsourcing Business Development Team and Director of Operations among others. Daniel V. Figueirido holds a CPA by Belgrano University in Argentina and completed the Leadership Development Program at IMD Business School in Switzerland.

José Ignacio Cebollero Bueno, Chief People Officer. Mr. Cebollero has served as our Human Resources Director since November 2011. Prior to assuming his current post, from July 2011 to November 2011 served as our Director of Organization and Development, joining Atento as People Director, initially in Spain and then going on to head the People Area for the EMEA Region. Prior to joining Atento, Mr. Cebollero’s experience encompassed posts such as Head of Human Resources at Sedesa Construcciones and later at Construcciones CMS, Head of Human Resources for Iberia at Ahold, and Director of Human Resources at Leroy Merlín Spain. He holds a degree in Politics and Sociology from Madrid’s Universidad Complutense, a master degree in HR Management from the University of California and attended the Management Development Program at IESE.

Michael Flodin, Chief Operations Officer. Mr. Flodin has served as our Operations Director since April 2014. Mr. Flodin is a senior executive with more than 25 years of experience, having spent the 16 years prior to joining Atento as partner at Accenture’s Customer Relationship Management Practice. He has a patent pending for a Business-to-Business Customer Experience Framework and Implementation Plan, has been publishing in CRM Magazine, and has been keynote speaker at several major CRM conferences in North America and Brazil. He holds a Bachelor of Arts degree in psychology and a philosophy from Flagler College.

Mª Reyes Cerezo Rodriguez Sedano, General Counsel. Ms. Cerezo has served as our Legal and Regulatory Compliance Director since January 2008, as well as serving as the Secretary of our Board of Directors. From 2008 to 2011, Ms. Cerezo served as a member of our Board of Directors. From 2002 to 2007, Ms. Cerezo served as our General Secretary. From 1991 to 2002, Ms. Cerezo worked at Banco Santander Central Hispano. From 1999 to 2002, she was Secretary of the Board of Directors of Sistemas 4B, S.A. Ms. Cerezo has a law degree from the University of Córdoba and holds a General Management degree from IESE.

Mario Mota Camara, Brazil Regional Director. Mr. Camara has served as our Brazil Regional Director since March 2016. Mr. Camara joined Atento in 2000. From 2000 until 2011, Mr. Camara served as a Telecommunication Business Director and Multi-Sector Director. Since 2011 he has lead the Bank and Financial Services Business unit of Atento Brasil. Prior to joining Atento, Mr. Camara held a number of leadership positions in Quattro A and Unibanco (Itaú). Mr. Camara holds a Bachelor’s degree in Geology from University of Brasilia in Brazil and a MBA from the FIA-University of São Paulo.

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

José María Pérez Melber, EMEA Regional Director. Mr. Melber has served as our EMEA Regional Director since March 2014. He has worked in the industry for over ten years. Prior to joining Atento, Mr. Melber served as Operations Director at Orange Spain, with direct responsibility over customer care, loyalty, retention, billing and credit management from July 2011 until February 2014. Before that, Mr. Melber worked at Transcom in 2004 as Global Manager of Tele2. In 2006, he was appointed General Director of Transcom Iberia & Latam and to the company’s Executive Committee, a position he held until 2009 when he was named General Director for Southern Europe, Latam and North Africa. Prior to his arrival at Transcom, Mr. Melber worked in marketing and customer relations within the insurance sector. Mr. Melber holds a degree in Business Administration and Insurance Sciences from Universidad Pontificia de Salamanca.

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

Francisco Tosta Valim Filho, Director. Mr. Valim has served as a member of our board of directors since April 2014. Mr. Valim served as Chief Executive Officer of Via Varejo from August 2013 until April 2014 and of Oi S.A. from August 2011 until January 2013. From January 2008 to July 2011, Mr. Valim was the Chief Executive Officer of Experian for Latin America, Europe and the Middle East. Prior to working at Experian, he served as Chief Executive Officer of NET Serviços de Comunicação S.A. from February 2003 to January 2008, Chief Financial Officer of Oi from January 2002 to February 2003; and Vice-President and Chief Financial Officer of RBS Participações S.A. from September 1989 to December 2001. Mr. Valim holds an MBA from the Marshall School of Business—University of Southern California and a Bachelor of Arts degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) with advanced studies degrees in Finance from Fundação Getulio Vargas and Planning and Organization from UFRGS. We believe Mr. Valim’s qualifications to serve on our board of directors include his extensive experience in the telecommunications industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Melissa Bethell, Director. Ms. Bethell has served as a member of Topco’s board of directors since the consummation of the Acquisition in December 2012 and a member of our board of directors since March 2014. Ms. Bethell is a Managing Director of Bain Capital, which she joined in 1999 and relocated from Boston to London in 2000 as a member of Bain Capital’s European investment team. Prior to joining Bain Capital, Ms. Bethell worked in the Capital Markets group at Goldman, Sachs & Co., with a focus on media and technology fundraising. She received her master in business administration with distinction from Harvard Business School and a Bachelor of Arts degree with honors in Economics and Political Science from Stanford University. We believe Ms. Bethell’s qualifications to serve on our board of directors include her extensive experience in the telecommunication, media and technology industries, strategic development, financial reporting and her knowledge gained from service on the boards of various other companies.

Thomas Iannotti, Director. Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a Bachelor of Arts degree from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Iannotti’s qualifications to serve on our board of directors include his extensive experience in the information technology industry and his deep knowledge of Latin America´s environment.

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

Mark Foster, Director. Mr. Foster has served as a member of our board of directors since October 2015. Mr. Foster worked in a variety of positions of increasing responsibility during his 26-year career at Accenture straddling management consulting, technology and outsourcing. Prior to his retirement from Accenture in 2011, Mr. Foster served as Group Chief Executive-Management Consulting for the firm. Prior to this position, Mr. Foster was the head of Accenture’s Global Markets area with oversight of the firm’s thought leadership, industry initiatives, investment priorities and client account leadership. Prior to that, Mr. Foster served as Accenture’s Group Chief Executive-Products Operating Group with responsibility for the firm’s global business in the retail, consumer goods, industrial and health and life sciences sectors. Mr. Foster has been a non-executive director of Heidrick & Struggles International, Inc. since 2011 and as a non-employee director of Computer Sciences Corporation since 2015. He also served as a non-executive director of Fidessa PLC, a FTSE 250 software company headquartered in the United Kingdom, from 2012 to 2014. Mr. Foster received his MA in Classics from the University of Oxford in 1983.

Vishal Jugdeb, Director. Mr. Jugdeb has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services. Mr. Jugdeb has over 15 years of experience in the financial services industry and currently acts as a board member on the holding companies of various Bain Capital investments such as Apple Leisure, Bravida, Edcon, Ideal Standard, and Ibstock. Mr. Jugdeb is a Chartered Certified Accountant and Fellow of the Association of Chartered Certified Accountants. He is also an Associate Member of the Society of Trust and Estate Practitioners.

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer.

B.     Compensation

Long-Term Incentive Plan

Effective as of October 2014, Atento adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan” or “the Plan”). The plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of Atento and its subsidiaries, are eligible for grants under the Plan.

On December 3, 2014 Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  A Performance Restricted Stock Unit Award (“PRSU”).

Atento’s Time Restricted Stock Unit Award (“TRSU”) is a one-time award with a two year vesting period intended to recognize the executive’s contribution in the value creation since the separation from Telefónica.

In addition, Atento has a Performance Restricted Stock Unit Award with a three years vesting period. This vesting is subject to the Company’s performance based on adjusted EBITDA growth and Total Shareholder Return. Atento’s Performance Restricted Stock Unit Award seeks to retain, attract and engage key executives by aligning them with shareholders through the provision of equity and setting of strategically aligned performance measures.

In 2014, Atento distributed 1,187,323 Restricted Share Units among their Board Directors, Chief Executive and other Executive Officers considering both awards.

As of October 1, 2015, a total of 125,509 TRSUs vested and were exercised. No grant was made in 2015.

Compensation of Atento’s Board Directors, Chief Executive and Other Executive Officers

Atento has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy.

This committee is also responsible for reviewing and approving: the compensation package for Atento’s Board Directors, Chief Executive and Other Executive Officers; any employment agreements and other similar arrangements between Atento and the executive officers; and the administration of stock option plans and other incentive compensation plans.

Atento’s Compensation Committee consists of Melissa Bethell, Alejandro Reynal, Stuart Gent and Thomas Iannotti. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all non-executive Board Director and Executive Officers for the year ended December 31, 2015 was $8.3 million.

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

Our board of directors consists of eight members and it is composed by Thomas Iannotti and Mark Foster, as class I directors; Stuart Gent, Alejandro Reynal and Vishal Judgeb as class II directors and Francisco Tosta Valim Filho, Devin O´Reilly and Melissa Bethell as class III directors.

Unless revoked in accordance with the Articles of Association, the term of office of the class I directors shall expire at the first annual meeting of shareholders occurring after the date of publication of the general meeting of shareholders taken on September 29, 2014 (the “Filing Date”); the term of office of the class II directors shall expire at the second annual meeting of shareholders occurring after the Filing Date; and the term of office of the class III directors shall expire at the third annual meeting of shareholders occurring after the Filing Date. At each annual meeting after the first annual meeting of shareholders occurring after the Filing Date, each director appointed to the class of directors expiring at such annual meeting shall be appointed to hold office until the third succeeding annual meeting and until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation, removal or retirement.

Controlled Company and Foreign Private Issuer

Bain Capital controls a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company we are exempt from certain corporate governance requirements, including the requirements:

•  that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•  for an annual performance evaluation of the nominating and governance committees and compensation committee.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board Committees

Our board of directors established an Audit Committee and a Compensation Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Our Audit Committee consists of Francisco Tosta Valim Filho, Mark Foster and Thomas Iannotti. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com.

Compensation Committee. The Compensation Committee is responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) the administration of stock plans and other incentive compensation plans.

Our Compensation Committee consists of Alejandro Reynal, Melissa Bethell, Stuart Gent and Thomas Iannotti. Our board of directors adopted a new written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or compensation committee of any other company.

Code of Ethics

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

D.     Employees

For the year ended December 31, 2015, our average and period end numbers of employees, excluding internships, was 163,974 and 162,650, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2013 (excluding Venezuela), 2014 (excluding Czech Republic and Peru branch for EMEA) and 2015.

	Yearly Average
	2013	2014	2015
Brazil	86,413	82,702	90,418
Americas	53,037	57,232	61,575
EMEA	16,307	14,161	11,845
Corporate	75	81	136
Total	155,832	154,176	163,974

For the year ended December 31, 2013, an average of 74.9% of our staff had permanent employment contracts as compared to an average of 74.7% as of December 31, 2014 and 85.7% as of December 31, 2015.

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

Our culture is sustained by four core values (i) commitment, (ii) trust, (iii) passion and (iv) integrity. We aim to deliver growth by inspiring our people and believe that our values help us deliver on our mission to “make companies successful by guaranteeing the best customer experience for their clients.” The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles that reinforce and exemplify our core values:•  we work as a team, understanding our clients’ needs locally but leveraging our global capabilities and scale;

•  we encourage the spirit of entrepreneurship and innovation;

•  we strive to be efficient, agile and streamlined to create value for our clients;

•  we put passion into everything we do, motivated by the desire to be better, with the ambition to achieve our goals;

•  we are disciplined financially and operationally; and

•  we are proud to build a great place to work.

As a result of that, we were named in 2015 one of the top 25 multinational companies globally to work for by Great Place to Work Institute. Furthermore, we have received the most country-level Great Place to Work prizes in the CRM BPO industry. Because our solutions are delivered through over 163,000 of our employees, we believe that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients in-house.

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

Employee Satisfaction

The level of employee satisfaction within the work environment is important to us. We participate in the “Great Place to Work” survey, held locally by the Great Place to Work Institute. The survey measures perceptions of employees about the work environment and allows for comparison against other participating companies at certain local and regional levels. In 2015, we were recognized as one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces, putting it alongside companies. Additionally, we have won numerous Great Place to Work recognitions regionally, in both South and Central America, and in the countries where we operate. In 2015, we were listed among the “Great Place to Work” companies in ten of the fourteen countries where we operate (Brazil, Argentina, Colombia, Chile, El Salvador, Guatemala, Mexico, Peru, Puerto Rico and Uruguay). Notably, we also received the #1 Great Place to Work in Colombia for two consecutive years.

Labor/Collective Negotiation

We closely monitor the management of labor relations and it is an important element for the success of our business and results of operations.

As of December 31, 2015, we had in place collective bargaining agreements in seven countries, including Argentina, Brazil, Chile, El Salvador, Mexico, Peru and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2015, 77% of our employees were under collective bargaining agreements. See “Risk Factors —Risks Related to Our Business—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In January 2015 we agreed for all employees based in São Paulo and Rio de Janeiro a salary increases of 8.84% for those with minimum wage and 6.23% for all other salaried employee. We are currently negotiating salary increases in the other cities.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico DF and it is re-negotiated every year. In 2015, a 4% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 4% increase in the consumer price index in 2014.

In Spain, there is a collective bargaining agreement for all contact center companies in the country, which is negotiated through the “Asociación de Contact Center Española,” a committee comprised of representatives from five of the six largest contact center companies in Spain, of which we are one. The current collective bargaining agreement is automatically renewed unless a union opposes it, requesting a change in any of the current terms.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to voluntarily resign in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

E.     Share Ownership

In July 2013, the Shareholders of Atento Group implemented a Management Incentive Plan (the “MIP”) pursuant to which certain of the Group’s senior management are granted the opportunity to invest in the Group. The eligibility of managers to participate is determined by the Compensation committee of the company.

Managers who participate in the MIP are required to subscribe for various classes of shares in a Luxembourg special purpose vehicle that is indirectly invested in Atalaya Luxco Topco S.C.A (“Topco”), the ultimate parent company of the Group. The shares held by each MIP participant fall into two categories: “co-investment shares” and “performance shares”. The co-investment shares effectively allow managers to participate in dividends and other distributions on a pro rata and pari passu basis with Topco’s other shareholders. The performance shares only participate in dividends and other distributions if Topco’s majority shareholder achieves certain specified returns on its investment in Topco, with the performance shares being entitled to receive a progressively larger share of all dividends and other distributions (up to a pre-determined maximum percentage) as the total proceeds received by Topco’s majority shareholder reach certain pre-agreed hurdles.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2015 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of March 31, 2016. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9 floor, 28035, Madrid, Spain.

As of March 31, 2016, Atento had 73,751,131 ordinary shares. The table below presents certain information of March 31, 2016, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, and (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers:

Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1)	62,660,015	85.10%
Executive Officers and Directors:
Alejandro Reynal(9)	21,000	0.03%
Mauricio Montilha(9)	-	-
Reyes Cerezo(9)	-	-
Iñaki Cebollero(9)	-	-
Michael Flodin(9)	-	-
Mariano Castaños(9)	-	-
Mario Mota Camara	-	-
Miguel Matey(9)	-	-
Juan Enrique Gamé(9)	-	-
José María Pérez Melber(9)	-	-
Bruce Dawson(9)	-	-
Francisco Tosta Valim Filho(2)(9)	-	-
Melissa Bethell(3)	-	-
Vishal Jugdeb(4)	-	-
Thomas Iannotti(5)	12,195	0.02%
Mark Foster(6)	-	-
Stuart Gent(7)	-	-
Devin O’Reilly(8)	-	-
All executive officers and directors as a group (18 persons) (9)	-	-

(1)       The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.

(2)       The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.

(3)       The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J8AJ, United Kingdom.

(4)       The address for Mr. Jugdeb is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.

(5)       Represents the vesting of restricted stock units on January 10, 2015.  The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.

(6)       The address for Mr. Foster is Rowlane, Albury. Guildford-GU5 9EL- United Kingdom.

(7)       The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(8)       The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(9)       Separately, Atalaya Management Gibco holds 582,005 shares, or approximately 0.78% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Company held by Atalaya Management Gibco): Alejandro Reynal (41.6%), Mauricio Montilha (5.7%), Michael Flodin (6.0%), Nelson Armbrust (2.6%), Miguel Matey (10.5%), Juan Enrique Gamé (7.9%), José María Pérez Melber (1.4%), Bruce Dawson (4.9%), and Francisco Tosta Valim Vilho (10.3%).

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9 floor, 28035, Madrid, Spain.

The following table sets forth information as of March 31, 2016 regarding the beneficial ownership of Topco ordinary shares by:

•  each person or group who is known by us to own beneficially more than 5% of Topco’s outstanding ordinary shares;

•  each of our executive officer and directors; and

•  all of our executive officers and directors as a group.

	A Shares		Series 1 PECs(1)		Series 3 PECs(1)
Name	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Principal Shareholder:
Bain Capital(2)	17,706,930	88.5%	4,756,767,000	88.5%	10,730,223	88.4%
Mesoamerica BPO Ltd	1,516,324	7.6%	407,343,044	7.6%	918,877	7.6%
Executive Officers and Directors (3)
Alejandro Reynal(11)	-	-	-	-	-	-
Mauricio Montilha(11)	-	-	-	-	-	-
Reyes Cerezo(11)	-	-	-	-	-	-
Iñaki Cebollero(11)	-	-	-	-	-	-
Michael Flodin(11)	-	-	-	-	-	-
Mariano Castaños(11)	-	-	-	-	-	-
Mario Mota Camara	-	-	-	-	-	-
Miguel Matey(11)	-	-	-	-	-	-
Juan Enrique Gamé(11)	-	-	-	-	-	-
José María Pérez Melber(11)	-	-	-	-	-	-
Bruce Dawson(11)	-	-	-	-	-	-
Francisco Tosta Valim Filho(4)	-	-	-	-	-	-
Melissa Bethell(5)	-	-	-	-	-	-
Vishal Jugdeb(6)	-	-	-	-	-	-
Thomas Iannotti(7)	-	-	-	-	-	-
Mark Foster(8)	-	-	-	-	-	-
Stuart Gent(9)	-	-	-	-	-	-
Devin O’Reilly(10)	-	-	-	-	-	-
All executive officers and directors as a group (18 persons) (11)	-	-	-	-	-	-

(1)       Represents preferred equity certificates and equivalents issued by Topco.

(2)       Represents 8,742,886 A shares held by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Fund X”), 136,780 A shares held by BCIP Associates IV, L.P., a Cayman Islands exempted limited partnership (“BCIP IV”), 37,540 A shares held by BCIP Trust Associates IV, L.P. a Cayman Islands exempted limited partnership (“BCIP Trust IV”), 18,240 A shares held by BCIP Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP IV-B”), 4,580 A shares held by BCIP Trust Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP Trust IV-B”) and 8,766,904 A shares held by Bain Capital Europe Fund III, L.P., a Cayman Islands exempted limited partnership (“Bain Europe Fund” and, collectively with Bain Capital Fund X, BCIP IV, BCIP Trust IV, BCIP IV-B and Bain Bain Capital Fund X. Bain Capital Partners Europe III, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners Europe”) is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the general partner of each of Bain Capital Partners X, Bain Capital Partners Europe, BCIP IV, BCIP Trust IV, BCIP IV-B and BCIP. As a result, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

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

(6)       Does not include shares held by the Bain Capital Entities. Mr. Jugdeb is a corporate manager of Bain Capital and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Vasseur is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

(7)       The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.

(8)       The address for Mr. Foster is Rowlane, Albury Guildford – GU5 9EL- United Kingdom.

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

 B.   Related Party Transactions

Subscription and Security holder’s Agreements

Topco, our indirect parent company, Atalaya Luxco S.à.r.l. and certain investors, including Bain Capital and certain members of our management team, entered into certain Subscription and Security holder’s Agreements. The Subscription and Security holder’s Agreements provide for each investor named therein to subscribe for certain securities of Topco or its affiliates, and sets forth rights and restrictions related to the securities. Among other things, the Subscription and Security holder’s Agreements restrict the transfer of the securities by investors, other than Bain Capital, without the prior written consent of Atalaya Luxco S.à.r.l. The Subscription and Security holder’s Agreements further provide the investors with tag along rights in the event Bain Capital transfers any of its securities. The Subscription and Securityholder’s Agreements also provide Bain Capital with a drag along right that can be imposed upon the investors in the event Bain Capital proposes to transfer its securities.

In addition, the Subscription and Securityholder’s Agreements require the investors to vote for and consent to a public offering and sale of the securities approved by Atalaya Luxco S.à.r.l.

Registration Rights Agreement

Prior to the consummation of our IPO, we entered into a registration rights agreement whereby we granted certain registration rights to PikCo, and its affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our ordinary shares held by them. In addition, we committed to file as promptly as possible after receiving a request from PikCo, a shelf registration statement registering secondary sales of our ordinary shares held by PikCo. PikCo also will have the ability to exercise certain piggyback registration rights in respect of ordinary shares held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

2014 Incentive Plan

We adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan provided for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

PIK Notes due 2020

On May 30, 2014, PikCo, our parent company, issued €137.5 million and $191.5 million aggregate principal amount of PIK Notes pursuant to an indenture, dated May 30, 2014, among PikCo, as issuer, Topco, the direct holding company of PikCo, as security provider, Citibank, N.A., London Branch, as trustee, security agent and paying agent, and Citigroup Global Markets Deutschland AG, as registrar, governing the PIK Notes. The PIK Notes are senior secured obligations of PikCo and are not guaranteed by any party.

The PIK Notes will mature on May 30, 2020. PikCo may decide in its sole discretion to pay all or a portion of the interest payable for any interest period in cash or in kind.

The indenture governing the Senior PIK Toggle Notes contains covenants that, among other things, restrict the ability of PikCo and certain of its subsidiaries, including us, to: incur or guarantee additional indebtedness; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if PikCo sells assets (including a sale of capital stock to third parties pursuant to a public equity offering or otherwise), or experiences certain changes of control, it must offer to purchase all or a portion of the Senior PIK Toggle Notes at a price equal to par plus a premium.

A proportion of the PIK Notes were redeemed at the time of our IPO, amounting to 24,368,574.97 of the EUR tranche and 33,747,581.60 of the USD tranche.

Limitations of Liability and Indemnification Matters

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Luxembourg law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

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

 The table below sets out balances and transactions with ATALAYA Luxco TOPCO, S.C.A, in 2013, 2014 and 2015 (in thousand U.S. dollars):

	12/31/2013	12/31/2014	12/31/2015
Non-current payables to Group companies	519,607	-	-
Atalaya Luxco Topco, S.C.A.	519,607	-	-

Atalaya Luxco Topco, S.C.A payables are composed of the following: (i) four series of Preferred Equity Certificates (PECs, ALPECs and PPPECs) issued by the Atalaya Luxco Topco Company and subscribed by the Company, totaling $550.2 million at October 3, 2014 ($517.4 million in 2013); (ii) interest accruing pending payment amounting to $26.0 million at October 3, 2014 ($2.2 million in 2013). The Preferred Equity Certificates which were capitalized on October 3, 2014 in connection with the IPO, for a total amount of €460.1 million (approximately $575.9 million). The outlay for interest on these debts in 2014 was $25.4 million ($25.7 million in 2013).

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

Tax Litigation

At December 31, 2015 Atento Brasil, S.A. has 42 contentious proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (29 in 2014). The total amount of these claims is approximately $24.6 million ($33.8 million at December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at December 31, there are tax authorities disputes belonging to the company CBCC totaling 3,834 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

At December 31, 2015 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of $8.6 million ($8.5 million in 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

Labor Litigation

As of December 31, 2015, Atento Brasil was party to approximately 10,936 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brazil estimates that the amount involved in these claims totals $60.8 million, of which $26.8 million have been classified as probable, $30.2 million classified as possible and $3.8 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. Considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2015, we have recognized $26.8 million of provisions ($53.9 million as of December 31, 2014 and $71.9 million as of December 31, 2013), which corresponds to the total amount of the claims whose chances of loss have been classified as probable, and that according to our directors and in consideration of the assessment performed by our legal advisors, is a sufficient amount to cover the risk of payments likely to be made with respect to these claims. Nevertheless, there is a risk that the provisioned amount may not be sufficient to cover the actual contingency to which Atento Brazil is exposed, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In connection with these claims, Atento Brazil and its affiliates have, in accordance with local laws, deposited $30.9 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). These deposits are accounted for in Other Financial Assets. The yearly net cash contributed to the courts as judicial deposits amounted to $6.0 million in 2015, $11.0 million in 2014, and $11.7 million in 2013.

In addition, at December 31, there are labor-related disputes belonging to the company CBCC totaling 1,495 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to change the factor of indexation related to labor contingencies. The decision changes the Reference Rate index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price  index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during  October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company´s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through December 31, 2015 is approximately 4,983 thousand U.S. dollars and in the period from August 31, 2015 through December 31, 2015 is approximately 2,579 thousand U.S. dollars. We will monitor this matter during 2016.

At December 31, 2015 Atento Teleservicios España S.A.U. and the rest of the Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling $2.5 million ($4.4 million in 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2015 Atento México S.A. de C.V. was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling $7.4 million ($5.9 million in 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

Provision for restructuring in Spain

On June 26, 2014, the Company communicated to the Spanish Labor Unions a headcount reduction plan in Spain (“Expediente de Regulación de Empleo”) which took into consideration a maximum number of terminations amounting to 9% (up to 672 employees) of the total headcount of Atento Teleservicios España, S.A.U. The estimated costs incurred in the personnel restructuring and other costs directly attributable to the restructuring at an amount equivalent to $13.9 million as of September 30, 2014 were accrued and recognized in “Other provisions”. As of September 30, 2014, the vast majority of total costs incurred in connection with this restructuring process ($11.5 million) had already been paid.

An appeal against this agreement was filed by a minority of the unions before the Spanish National Court, claiming that the restructuring was null and void on a number of grounds. On November 11, 2014, the court issued its decision, and rejected each of the minority unions’ claims, except with respect to the claim that there was a defect in the referendum procedure conducted by the majority unions. The court ruled that there was a defect in the majority unions’ referendum procedure, and as a result, declared the Company’s headcount reduction plan to be null and void.

The court, based on that nullity, declared that the Company must reinstate all dismissed employees and pay their salaries in full for the period from when they were dismissed until reinstatement. The employees would be required to pay back the severance payments received upon termination. On November 28, 2014, the Company took the required actions to appeal this decision before the Spanish Supreme Court.

On December 12, 2014, the Spanish National Court approved a settlement agreement reached between the Company’s subsidiary in Spain and all seven trade unions with representation in the legal proceedings, which provides a headcount reduction of 476 employees of the total initially proposed headcount in the collective dismissal program.

According to the agreement reached, 179 employees would be readmitted to their prior positions with the Company on the terms they had before the process began, including receiving the same salary.

This unanimous agreement and its approval by the Spanish National Court bring to an end the process and reflect the efforts of all parties involved to reach a beneficial solution for all stakeholders.

Civil Litigation

Atento Brasil, S.A. has 23 civil lawsuits ongoing for various reasons (26 at 2013). The total amount of these claims is approximately $2.5 million ($3.2 million at December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

Other Litigation

There are other contingencies which are classified as possible by the Company amounting to $5.0 million.

Dividend Distributions

Although we are well capitalized and have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our Senior Secured Notes, the Brazilian Debentures and our CVIs, and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

B.     Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2015.

ITEM 9. THE OFFER AND LISTING

A.     Offering and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

Closing Price ATTO - Annual Basis
	U.S. dollars per Share
Year	High	Low	Closing
2015	14.38	8.82	9.74
2014	12.96	9.43	10.45

Closing Price ATTO - Quarterly Basis

	U.S. dollars per Share
2015	High	Low	Closing
Fourth Quarter	11.38	8.82	9.74
Third Quarter	14.38	9.90	10.55
Second Quarter	14.38	12.03	14.38
First Quarter	12.20	10.72	11.89

	U.S. dollars per Share
2014	High	Low	Closing
Fourth Quarter	12.96	9.43	10.45

Closing Price ATTO - Monthly Basis

	U.S. dollars per Share
Month	High	Low	Closing
March 2016 (as of March 29th)	8.98	7.08	7.72
February 2016	9.40	8.06	8.31
January 2016	9.49	9.06	9.49
December 2015	10.99	8.82	9.74
November 2015	11.38	10.42	10.99
October 2015	10.31	9.27	10.30

B.     Plan of Distribution

Not applicable.

C.     Markets

The Company’s ordinary shares trade on the New York Stock Exchange under the symbol “ATTO.

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

The corporate purpose of Atento, as stated in Article 2 of our articles of association (Purpose), may be summarized as follows:

The object of Atento, is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.Atento may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as Atento.

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

Share Capital

As of December 31, 2015, our issued share capital amounts to €33,233.02, represented by 73,751,131 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

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

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•     prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•     the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•     only fully paid-up shares may be repurchased.

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

Ordinary General Meeting

At an ordinary general meeting there is no quorum requirement and resolutions are adopted by a simple majority of votes validly cast on such resolution is sufficient. Abstentions are not considered votes.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of Atento, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

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

No indemnification is provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

C.     Material Contracts

We are party to a Master Service Agreement with Telefónica. For a description of the MSA see Item 4 “Information on the Company—Business Overview—Our Clients—Telefónica Group Master Service Agreement” as well as the full text of the agreement, a copy of which is filed as Exhibit 4.5.

D. Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under ours articles of association that restrict the payment of dividends to holders of Atento shares by reason of such holders not being resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the articles of association, on the right of non-Luxembourg nationals to hold or vote Atento shares.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in shares of the Company other than a Luxembourg Holder.

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 43.6% in 2016 plus a 0.5% temporary equalization tax on the gains).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follows:

•     within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 43.6% plus a 0.5% temporary tax on the gains);

•     after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2016 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law and by the Grand Ducal Decree of December 21, 2001 subject to the fulfillment of the conditions set forth therein.

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

Net wealth tax is levied annually at the rate of 0.5% and 0.05% for the tranche exceeding EUR 500 million on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange unless registered in a notarial deed or otherwise registered in Luxembourg.

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

Atento Group´s finance costs are exposed to fluctuations in interest rates. At December 31, 2015, 41.9% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2014 this amount was 48.0%. In 2014 and 2015 the greatest exposure was to the Brazilian CDI rate.

As of December 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $10.0 million, which was recorded as a financial asset. Based on our total indebtedness of $575.6 million as of December 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $2.4 million.

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

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowing into loans at fixed interest rates. The table below shows the impact of a +/-10 basis points variation in the CDI interest rate curves on fair value of these derivatives.

	Thousands of U.S. dollars
INTEREST RATE	12/31/2013	12/31/2014	12/31/2015
FAIR VALUE	15,611	10,916	9,993
0.10%	16,407	11,399	10,133
-0.10%	14,817	10,434	9,853

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. As of April 1, 2015, the Company designated these cross-currency swaps as a hedging instrument in a net investment hedging relationship.

The table below shows the impact of a +/-10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

	Thousands of U.S. dollars
CROSS CURRENCY	12/31/2013	12/31/2014	12/31/2015
FAIR VALUE	(13,277)	20,155	54,724
0.10%	(14,719)	18,939	53,668
-0.10%	(11,658)	21,487	55,692

Foreign currency risk

Our exchange rate risk arises from our local currency revenues, receivables and payables, while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of December 31, 2015, the estimated fair value of the cross-currency swaps designated as hedging instrument in a net investment relationship totaled $54.7 million, which was recorded as a financial asset (asset of $20.2million as of December 31, 2014 and liability of $13.3 as of December 31, 2014).

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and CVIs) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group’s is provided in Note 4.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in the Americas and Brazil that are not required to pursue new, profitable business opportunities in the region. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the USD 300 million 7.375% Senior Secured Notes due 2020, together with the €50 million ($54.4 million) Revolving Credit Facility. The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

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

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group. At December 31, 2015 the balance of accounts receivable with Telefónica Group amounted to $207.2 million ($237.0 million in 2014).

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

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net debt with third parties at December 31, 2013, 2014 and 2015 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj.EBITDA)	2013	2014	2015
Debt:
7.375% Senior Secured Notes due 2020	297.7	300.3	301.7
Brazilian Debentures	345.9	245.9	168.1
Vendor Loan Note (1)	151.7	-	-
Contingent Value Instrument	43.4	36.4	26.3
Preferred Equity Certificates	519.6	-	-
Finance Lease Payables	11.9	9.0	4.7
Other Borrowings	0.6	61.7	74.8
Total Debt	1,370.8	653.3	575.6
Preferred Equity Certificates	(519.6)	-	-
Total Debt excluding PECs	851.2	653.3	575.6
Cash and cash equivalents	(213.5)	(211.4)	(184.0)
Short term financial investments	-	(26.9)	-
Net Debt with third parties (2) (unaudited)	637.7	415.0	391.6
Adjusted EBITDA (non-GAAP) (unaudited)	295.1	306.4	250.3
Net Debt/Adjusted EBITDA (non-GAAP) (unaudited)	2.2x	1.4x	1.6x

(1)       Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with our IPO.

(2)       In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short- term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

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

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of December 31, 2015, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

B.     Management’s Annual Report on Internal Control over Financial Reporting

The Management of Atento S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statements preparation and presentation.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2015.

C.     Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015 dated April 18, 2016 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D.     Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Francisco Tosta Valim Filho, Thomas Iannotti and Mark Foster. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2015 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees to the various member firms of the Ernst & Young international organization, of which Ernst & Young  Auditores Independentes S.S., auditors of the Atento Group in 2013, 2014 and 2015, amounted to $1.8 million, $3.5 million and $1.9 million, respectively.

Details of these amounts are as follows:

	Thousands of U.S. dollars
	2013	2014	2015
Audit fees
Audit services (*)	1,836	3,534	1,858
Total	1,836	3,534	1,858

(*) Audit services: services included in this heading are mainly the audit of the annual and interim financial statements and the review of this report to be filed with the SEC and the audit services related to the IPO. These fees include amounts in respect of fully consolidated Atento Group companies.

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

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of eight members and we believe that three of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a compensation committee comprised of four members, one of which we believe satisfies the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. However, we have an audit committee that we believe consists entirely of “independent” directors, as required by the NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements of Atento S.A. are filed as part of this annual report; see pages F-1 to F-96.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)     List of Exhibits

Exhibit Number	Description

4.12	Registration Rights Agreement.

4.13	Consulting Services and Information Rights Agreement

Please also refer to exhibits on the 20F filed in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 18, 2016

By:      /s/ Alejandro Reynal

Name: Alejandro Reynal

Title:  Chief Executive Officer

By:      /s/ Mauricio Montilha

Name: Mauricio Montilha

Title:  Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Atento S.A.

We have audited the accompanying consolidated balance sheets of Atento S.A. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atento S.A. at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atento S.A. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 18, 2016 expressed an unqualified opinion thereon.

São Paulo, Brazil,

April 18, 2016

/s/ ERNST & YOUNG

Auditores Independentes S.S.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Atento S.A.

We have audited Atento S.A. (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Atento S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atento S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atento S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 18, 2016 expressed an unqualified opinion thereon.

São Paulo, Brazil,

April 18, 2016

/s/ ERNST & YOUNG

Auditores Independentes S.S.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2014	2015
NON-CURRENT ASSETS		942,140	768,704
Intangible assets	6	293,078	226,260
Goodwill	7	169,471	124,007
Property, plant and equipment	9	237,196	191,678
Non-current financial assets		92,258	118,923
Trade and other receivables	13	10,503	5,539
Other taxes receivable	20c)	4,851	5,112
Other non-current financial assets	12	44,639	42,871
Derivative financial instruments	14	32,265	65,401
Deferred tax assets	20b)	150,137	107,836
CURRENT ASSETS		715,761	609,712

Trade and other receivables		475,759	424,923
Trade and other receivables	13	451,394	401,127
Current income tax receivable	20c)	13,603	13,966
Other taxes receivable	20c)	10,762	9,830
Other current financial assets		28,562	769
Other financial assets	12	28,562	769
Cash and cash equivalents	15	211,440	184,020
TOTAL ASSETS		1,657,901	1,378,416

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2014	2015
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		464,866	397,791
Share capital	19	48	48
Net investment/ Share premium	19	639,435	639,435
Retained earnings/(losses)	19	(102,811)	(53,663)
Translation differences	19	(71,750)	(209,224)
Cash flow hedge		(640)	18,629
Stock-based compensation	19	584	2,566
NON-CURRENT LIABILITIES		818,205	664,046
Deferred tax liabilities	20b)	83,132	56,062
Debt with third parties	17	636,549	535,277
Derivative financial instruments	14	1,193	684
Non-current provisions	21	94,774	55,020
Non-current non trade payables	18	961	16,002
Other non-current taxes payable	20c)	1,596	1,001
CURRENT LIABILITIES		374,830	316,579
Debt with third parties	17	16,761	40,289
Trade and other payables		339,560	264,848
Trade payables	18	105,766	78,681
Current income tax payable	20c)	7,351	6,614
Other current taxes payable	20c)	74,516	67,994
Other non trade payables	18	151,927	111,559
Current provisions	21	18,509	11,442
TOTAL EQUITY AND LIABILITIES		1,657,901	1,378,416

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED INCOME STATEMENTS
For the year ended December 31, 2013, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Notes	2013 (**)	2014 (**)	2015

Revenue	22a)	2,341,115	2,298,324	1,965,600
Other operating income	22b)	4,367	4,579	4,322
Own work capitalized		948	475	6
Other gains	8	-	35,092	-
Operating expenses:
Supplies	22c)	(115,340)	(104,808)	(78,447)
Employee benefit expenses	22d)	(1,643,497)	(1,636,373)	(1,422,700)
Depreciation	22e)	(58,295)	(59,001)	(51,085)
Amortization	22e)	(70,680)	(60,819)	(51,773)
Changes in trade provisions		2,026	1,665	(1,230)
Other operating expenses	22f)	(355,670)	(360,192)	(245,093)
Impairment charges	6 and 7	-	(31,792)	-
OPERATING PROFIT		104,974	87,150	119,600
Finance income	22g)	10,832	17,326	15,459
Finance costs	22g)	(117,688)	(122,064)	(75,682)
Change in fair value of financial instruments (**)	22g)	(11,579)	27,272	17,535
Net foreign exchange gain/(loss)	22g)	17,768	(33,303)	(3,979)
NET FINANCE EXPENSE		(100,667)	(110,769)	(46,667)
PROFIT/(LOSS) BEFORE TAX		4,307	(23,619)	72,933
Income tax expense	20a)	(8,346)	(18,533)	(23,785)
PROFIT/(LOSS) FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(4,039)	(42,152)	49,148
Basic result per share (per U.S. dollars)	24	(0.06)	(0.61)	0.67
Diluted result per share (per U.S. dollars)	24	(0.06)	(0.61)	0.66

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

(**) The gain or loss of the fair value of derivatives was previously presented in the Income Statements within Finance income ($6.9 million for the year ended December 31, 2013 and $40.9 million for the year ended December 31, 2014) and Finance costs ($18.5 million for the year ended December 31, 2013 and $13.6 million for the year ended December 31, 2014).

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2013, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

	For the year ended December 31,
	2013	2014	2015
Profit/(loss) for the year	(4,039)	(42,152)	49,148
Other comprehensive income/(loss)
Items that may subsequently be reclassified to profit and loss
Hedge accounting (Note 14)	4,628	(3,863)	18,955
Tax effect	(3,001)	1,596	314
Translation differences	(98,841)	5,763	(137,474)
Other comprehensive income/(loss), net of taxes	(97,214)	3,496	(118,205)
Total comprehensive loss	(101,253)	(38,656)	(69,057)

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As of December 31, 2013, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Net investment/ Share premium	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance as of January 1, 2013	-	2,579	(56,620)	21,328	-	-	(32,713)
Comprehensive income/(loss) for the period	-	-	(4,039)	(98,841)	1,627	-	(101,253)
Loss for the year	-	-	(4,039)	-	-	-	(4,039)
Other comprehensive income/(loss)	-	-	-	(98,841)	1,627	-	(97,214)
Balance as of December 31, 2013	-	2,579	(60,659)	(77,513)	1,627	-	(133,966)

Balance as of January 1, 2014	-	2,579	(60,659)	(77,513)	1,627	-	(133,966)
Capital Increase	45	-	-	-	-	-	45
Comprehensive income/(loss) for the period	-	-	(42,152)	5,763	(2,267)	-	(38,656)
Loss for the year	-	-	(42,152)	-	-	-	(42,152)
Other comprehensive income/(loss)	-	-	-	5,763	(2,267)	-	3,496
Capitalization of PECs (Note 1)	-	576,224	-	-	-	-	576,224
Stock-based compensation (Note 19d)	-	-	-	-	-	584	584
IPO Proceeds, gross	3	72,290	-	-	-	-	72,293
IPO costs	-	(1,288)	-	-	-	-	(1,288)
Other movements	-	(10,370)	-	-	-	-	(10,370)
Balance as of December 31, 2014	48	639,435	(102,811)	(71,750)	(640)	584	464,866

Balance as of January 1, 2015	48	639,435	(102,811)	(71,750)	(640)	584	464,866
Comprehensive income/(loss) for the period	-	-	49,148	(137,474)	19,269	-	(69,057)
Profit for the year	-	-	49,148	-	-	-	49,148
Other comprehensive income/(loss)	-	-	-	(137,474)	19,269	-	(118,205)
Stock-based compensation (Note 19d)	-	-	-	-	-	1,982	1,982
Balance as of December 31, 2015	48	639,435	(53,663)	(209,224)	18,629	2,566	397,791

The accompanying Notes 1 to 29 are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF CASH FLOW
For the year ended December 31, 2013, 2014 and 2015
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Note	2013	2014	2015
Operating activities
Profit/(loss) before tax		4,307	(23,619)	72,933
Adjustments to profit/(loss):
Amortization and depreciation	22e)	128,976	119,820	102,858
Impairment allowances		(2,026)	30,127	1,230
Change in provisions		23,638	30,728	344
Grants released to income		(1,702)	-	(626)
(Gains)/losses on disposal of fixed assets		1,160	828	703
Finance income	22g)	(10,832)	(17,326)	(15,459)
Finance costs	22g)	117,688	122,064	75,682
Net foreign exchange differences	22g)	(17,768)	33,303	3,979
Change in fair value of financial instruments	22g)	11,579	(27,272)	(17,535)
Own work capitalized		-	(475)	(6)
Other (gains)/losses		-	(36,380)	1,086
		250,713	255,417	152,256
Changes in working capital:
Changes in trade and other receivables		41,628	82,576	(74,366)
Changes in trade and other payables		(67,909)	(15,661)	(14,321)
Changes in other assets/(payables)		(20,802)	(43,838)	(19,614)
		(47,083)	23,077	(108,301)
Other cash flow from operating activities
Interest paid		(63,269)	(96,497)	(66,178)
Interest received		5,476	23,991	17,760
Income tax paid		(30,750)	(18,986)	(16,212)
Other payments		(19,795)	(28,088)	(15,280)
		(108,338)	(119,580)	(79,910)
Net cash flow from/(used in) operating activities		99,599	135,295	36,978
Investment activities
Payments for acquisition of intangible assets		(13,551)	(21,835)	(15,137)
Payments for acquisition of property, plant and equipment		(115,223)	(96,017)	(81,310)
Acquisition of subsidiaries	5	(13,284)	(7,460)	-
Payments for financial instruments		(14,829)	(93,192)	-
Disposals of intangible assets		755	93	863
Disposals of property, plant and equipment		-	774	1,523
Disposals of financial instruments	12	32,731	66,562	26,866
Disposals of subsidiaries		-	1,237	-
Net cash flow (used in) investment activities		(123,401)	(149,838)	(67,195)
Financing activities
Proceeds from common stock		-	72,293	-
Proceeds from borrowings from third parties		280,709	68,630	38,739
Proceeds from borrowings from group companies		-	85,080	-
Repayment of borrowings from third parties		(200,723)	(187,167)	(2,101)
Repayment of borrowings from group companies		(48,765)	-	-
Net cash flow from financing activities		31,221	38,836	36,638
Exchange differences		5,761	(26,344)	(33,841)
Net increase/(decrease) in cash and cash equivalents		13,180	(2,051)	(27,420)
Cash and cash equivalents at beginning of year		200,311	213,491	211,440
Cash and cash equivalents at end of year		213,491	211,440	184,020

The accompanying Notes 1 to 29 are part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013, 2014 and 2015

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

The majority direct shareholder of the Company is a company incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

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

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on the NYSE since October 3, 2014.

(b)     Atento S.A. reorganization transaction

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). As part of the reorganization in 2014, Topco made: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, as the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to the Company’s share premium account. As a result, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we closed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we have 73,619,511 ordinary shares outstanding and own 100% of the issued and outstanding share capital of Midco, as of November 9, 2014.

The net proceeds of the IPO, were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica in connection with the Acquisition, of which €23.3 million (29.5 million U.S. dollars at the exchange rate prevailing as of October 7, 2014) and to pay fees and expenses incurred in connection with the IPO, including fees payable to Bain Capital Partners, LLC (“Bain”), totaling 24.5 million U.S. dollars.

On August 4, 2015, the Board approved a share capital increase through the issuance of 131,620 shares. Therefore, the total shares increased from 73,619,511 to 73,751,131.

(c)     Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. sold 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with the Italian company COMDATA S.P.A.

This transaction allowed Atento to continue strengthening the focus on its core markets encompassing the Pan LatAm region as well as Spain and Morocco in the EMEA region.

2)   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)    Statement of compliance and basis of preparation

As described in Note 1, Atento S.A. was incorporated as legal entity and as Group (Atento S.A. and subsidiaries) in 2014 due to the Reorganization Transaction and the IPO. Pursuant to the Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the 2014 financial statements present the consolidated results of Midco’s operations as if Atento S.A. always would have been operating. The consolidated financial statements of Midco were substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Incorporation of Atento S.A. (Floatco) has been considered a common control transaction, applying the pooling of interest method:

a)   Assets and liabilities of the combining entities (Atento S.A. and the Consolidated FS of Midco) have been reflected at their carrying amounts.

b)   No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the combination.

c)   No new goodwill has been recognized as a result of the combination.

d)   The income statements reflect the results of the combining entities for the full year (Atento S.A. and Midco Consolidated financials), irrespective of when the combination took place.

e)   Impacts equity as long as the share capital of Atento S.A. shall be reflected.

Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

The consolidated financial statements have been prepared by Management on the basis of the accounting records of Atento S.A. and its Group companies.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and IFRIC interpretations prevailing at December 31, 2015. The consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value.

The consolidated financial statements have been approved by the Board and Audit Committee of the Company, Atento S.A. in Luxembourg on April 13, 2016. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments.

The preparation of financial statements under IFRS as issued by the IASB requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group’s accounting policies. Note 3s discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The figures in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flow, and the notes thereto are expressed in thousands of U.S. dollars, unless otherwise indicated.

b) Comparative information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the year ended December 31, 2013, 2014 and 2015.

c) Consolidated statement of cash flow

The consolidated statement of cash flow has been prepared using the indirect method pursuant to IAS 7 “Statement of Cash Flow”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3b. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statement of cash flow to reconcile cash and cash equivalents at the beginning of the period and at period-end.

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

Any contingent consideration to be transferred by Atento Group is recognized at its fair value as of the acquisition date. Subsequent changes in the fair value of any contingent consideration deemed an asset or a liability are recognized in the income statements or as a change in other comprehensive income, in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Contingent consideration classified as equity is not remeasured, and any subsequent settlement thereof is also recognized in equity. Costs related to the acquisition are recognized as expenses in the year in which they are incurred.

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are initially measured at fair value as of the acquisition date.

Goodwill is initially measured as any excess of the total consideration received over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized in the income statements.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes in circumstances indicating potential impairment.

As part of this impairment testing, the goodwill acquired in a business combination is assigned to each cash-generating unit, or group of cash-generating units, that is expected to benefit from the synergies arising in the business combination.

The carrying amount of the assets allocated to each cash generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the income statements, and may not be reversed (see Note 3h).

b)       Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entities operate (‘the functional currency’). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

The functional currency of Luxco 1 S.A. (Luxembourg) changed from Euro to U.S. dollar in 2015 due to a reorganization of the group and issuance of shares on IPO in the U.S. in the last quarter of 2014, which increased exposure of the Company to the U.S. economic environment, such as for dividend receipt and distribution obligations and U.S. dollar loans.

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

d)       Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statements, except when deferred in other comprehensive income.

e)       Segment information

Segment information is presented in accordance with the internal information provided to the chief operating decision maker. The chief operating decision maker (“CODM”), responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer (“CEO”) responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments—EMEA, Americas and Brazil. Note 23 shows detailed information by segment.

f)        Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated income statements under “Depreciation and amortization”.

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

Capitalized software development costs are amortized over their estimated useful lives, which normally does not exceed five years.

Intellectual property

Amounts paid to acquire or use intellectual property are recognized under “Intellectual property”. Intellectual property is amortized on a straight line basis over its useful life, estimated at ten years.

Other intangible assets

Other intangible assets are amortized on a straight line basis over their useful lives, which ranges from four to ten years.

g)       Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any impairment losses. Land is not depreciated.

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the income statements. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at their fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist (see Note 3h).

The depreciation charge for items of property, plant and equipment is recognized in the consolidated income statements under “Depreciation and amortization”.

Depreciation is calculated on a straight line basis over the useful life of the asset applying individual rates to each asset, which are reviewed at the end of each reporting period. For assets acquired through a business combination, the Atento Group decided to maintain their previous useful lives.

The useful lives generally used by the Atento Group are as follow:

Years of useful life
Owned buildings and leasehold improvements	5 - 40
Plant and equipment	3 - 6
Furniture	4 - 10
Data processing equipment	1 - 5
Vehicles	7
Other property, plant and equipment	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the income statements. Future depreciation/amortization charges are adjusted to reflect the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – “CGU”).

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years, and the projections in year five and beyond are modeled based on an estimated constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. This reversal is recognized in the income statements and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Loans and receivables include fixed-maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the income statements.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the income statements is measured as the difference between the carrying amount and the present value of estimated future cash flow (without taking into account future losses), discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated income statements.

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.

Trade receivables are recognized at the original invoice amount. An impairment provision is recorded when there is objective evidence of collection risk. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flow relating to short term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Financial liabilities

Interest-bearing debt (Borrowing)

Interest-bearing debt is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statements over the life of the debt. Interest-bearing debt is considered to be non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values as of the date on which they are contractually arranged and are subsequently re-measured at their fair value at each reporting date.

The accounting treatment of any gains or losses resulting from changes in the fair value of a derivative instrument qualifies as a hedge and, where applicable, the nature of the hedge relationship.

The Atento Group designates certain derivatives as either:

•       hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

•       hedges of a net investment in a foreign operation (net investment hedge).

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

The fair value of a hedging derivative is classified as a non¬current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months, otherwise it is classified as a current asset or liability.

Cash Flow hedges

Cash flow hedge is defined as a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that could affect profit or loss.

The portion of the gain or loss on the hedging instrument that is determined to be an effective cash flow hedge is recognized in other comprehensive income and creates a reserve in equity. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, any gain or loss on the hedging instrument that was previously recognized directly in equity is recycled from reserves into the statement of profit or loss in the same period(s) in which the financial asset or liability affects profit or loss.

Net investment hedges

Under the net investment Hedge Accounting, any gain or loss on the hedging instrument relative to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed or sold.

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

l) Grants received

Government grants are recognized as “Deferred income” under “Other non-trade payables” within the statement of financial position when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. The grants are released to income as “Operating grants”, classified under “Other operating income,” in the income statements in equal amounts over the useful life of the assets financed. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant to the costs that it is intended to compensate.

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

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is taken to the income statements, net of the expected reimbursement.

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

n) Employee benefit

Management Incentive Plan

In 2013, the shareholders of the Atento Group have established a management incentive plan as described in Note 26.

Share-based payments

Atento S.A. operates a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but so far only two types of restricted stock units (“RSUs”) have been granted to selected employees on December 3, 2014.

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

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the income statements, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buybuys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cash-settled transaction.

Termination benefits

Termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.

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

The main temporary differences arise due to differences between the tax bases and carrying amounts of plant, property and equipment, intangible assets, goodwill and nondeductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a business combination. Furthermore, deferred tax assets arise from unused tax credits and tax loss carryforwards.

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

p) Revenue and expenses

Revenue and expenses are recognized on the income statements on an accruals basis, i.e. when the services represented by them take place, regardless of when actual payment or collection occurs.

Revenue is measured at the fair value of the consideration received or to be received, and represents the amounts to be collected for services sold, net of discounts, returns and value added tax. Revenue is recognized when the income can be reliably measured, when it is probable that the Group will receive a future economic benefit, and when certain conditions are met for each Group activity carried out.

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

Expenses are recognized in the income statements, i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Atento Group’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated income statements when incurred and classified in accordance with their nature.

q) Interest income and expenses

Interest expenses incurred in the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenditure is expensed in the year in which it is incurred.

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

r) Leases (as lessee)

Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statements on a straight line basis over the lease term.

The Atento Group rents certain properties. Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item are treated as finance leases. Finance leases are capitalized as an asset at the inception of the lease period and classified according to their nature. The related debt is recorded at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments are proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the income statements over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

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

At the date of preparation of these consolidated financial statements, no relevant changes are forecast in the estimates. As a result, no significant adjustments in the values of the assets and liabilities recognized at December 31, 2015 are expected.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related consolidated income statements.

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

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outlay required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

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

Fair value of derivatives and contingent-value instruments accounting

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the onset of the contract at fair value, subsequently re-measuring the fair value and adjusting as necessary at each reporting date.

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

The contingent-value instruments (“CVIs”) are valued and accounted by discounting the total maturity value back to the issue date using the market interest rate by the time of the agreement. Monthly, the present value of the CVIs is increased so that the balance at the maturity will be the CVIs notional amount.

 t) Consolidation method

All subsidiaries are fully consolidated. Intra-group income and expenses are eliminated on consolidation, as well as all receivables and payables between Group companies. Gains and losses arising on intra-group transactions are also eliminated. Where necessary, the accounting policies of subsidiaries have been brought into line with those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2014 and 2015 are as follow:

Name	Registered address	Line of business	Functional currency	% interest	Holding company
Atalaya Luxco Midco, S.à.r.l.	Luxembourg	Holding company	EUR	100	Atento S.A.
Atento Luxco 1 S.A. (1)	Luxembourg	Holding company	USD	100	Atalaya Luxco Midco, S.à.r.l

Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	EUR	100	Atento Luxco 1. S.A.
Atalaya Luxco 3. S.à.r.l.	Luxembourg	Holding company	EUR	100	Atento Luxco 1. S.A.
				90	Atalaya Luxco 2. S.à.r.l.
Atento Argentina. S.A (2)	Buenos Aires (Argentina)	Operation of call centers	ARS	10	Atalaya Luxco 3. S.à.r.l.
Global Rossolimo. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U (3)	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	EUR	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	EUR	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	EUR	100	Atento Teleservicios España. S.A.U.
Atento Maroc. S.A	Casablanca (Morocco)	Operation of call centers	MAD	99.9991	Atento Teleservicios España S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	EUR	100	Atento Spain Holdco 2. S.A.U.
				83.3333
				(Class A)	Atento B.V.
		Operation of call		16.6667
Teleatento del Perú. S.A.C (4)	Lima (Peru)	centers	PEN	(Class B)	Atento Holding Chile. S.A.

Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	UYU	100	Atento B.V.
				94.97871	Atento B.V.
				0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
				0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
				5.004270	Atento Teleservicios España. S.A.U.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	COP	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	CLP	99.9999	Atento B.V.
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	CLP	99.99	Atento Holding Chile. S.A.
	Santiago de Chile	Operation of call		99	Atento Chile. S.A.
Atento Educación Limitada	(Chile)	centers	CLP	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica	Santiago de Chile	Operation of call		99	Atento Chile. S.A.
Limitada	(Chile)	centers	CLP	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.
		Operation of call		99.999	Atento Spain Holdco 4. S.A.U.
Atento Brasil. S.A	São Paulo (Brazil)	centers	BRL	0.01	Atento Luxco 1, S.A.
Atento Brasil 1 Ltda (5)	São Paulo (Brazil)	Operation of call centers	BRL	100	Atento Brasil. S.A.
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	EUR	100	Atento Spain Holdco. S.L.U.
Atento Ceská Republika, a.s. (6)	Praga (Czech Republic)	Operation of call centers	EUR	100	Atento Spain Holdco, S.L.U.
Atento Mexico Holdco S. de R.L. de				99.9667	Atento Spain Holdco 5. S.L.U.
C.V.	Mexico	Holding company	MXN	0.0333	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	USD	100	Atento Mexico Holdco S. de R.L. de C.V..
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	USD	100	Atento Mexicana. S.A. de C.V.
		Operation of call		99	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	centers	USD	1	Atento Mexicana. S.A. de C.V.
		Administrative,		99.998	Deutsche Bank México, S.A., IBM, División
Atento Atención y Servicios. S.A. de	Mexico City	professional and			Fiduciaria Atento Servicios.
C.V.	(Mexico)	consultancy services	MXN	0.002	S.A. de C.V.
				99.9995	Deutsche Bank México, S.A., IBM, División
	Mexico City	Sale of goods and			Fiduciaria Atento Atención y

Atento Servicios. S.A. de C.V.	(Mexico)	services	MXN	0.0005	Servicios. S.A. de C.V.
				99.9999	Atento Mexicana. S.A. de C.V.
	Guatemala				Atento El Salvador S.A. de
Atento Centroamérica. S.A.	(Guatemala)	Holding company	GTQ	0.0001	C.V.
				99.99999	Atento Centroamérica. S.A.
	Guatemala	Operation of call			Atento El Salvador S.A. de
Atento de Guatemala. S.A.	(Guatemala)	centers	GTQ	0.00001	C.V.

	City of San Salvador	Operation of call		7.4054	Atento Centroamerica. S.A.
Atento El Salvador. S.A. de C.V.	(El Salvador)	centers	USD	92.5946	Atento de Guatemala. S.A.

				1	Atento Centroamerica. S.A.
		Operation of call			Atento Mexico Holdco S. de
Atento Nicaragua S.A (7)	Nicaragua	centers		99	R.L. de C.V.
				1	Atento Centroamerica. S.A.
		Operation of call			Atento Mexico Holdco S. de
Atento Costa Rica S.A (8)	Costa Rica	centers		99	R.L. de C.V.

(1)       The functional currency of Luxco 1 S.A. changed from Euro to U.S. dollar in 2015 due to a reorganization of the group and issuance of shares on IPO in the U.S. in the last quarter of 2014.

(2)       At December 31, 2013, this company’s corporate name was Centros de Contacto Salta, S.A.

(3)       On April 9th, 2013, this company was transformed into a Public Limited Company.

(4)       Teleatento del Peru S.A.C. (Voting power held by each shareholder)

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

(5)       Merged into Atento Brasil on December 31st, 2014.

(6)       Sold on December 9th, 2014.

(7)       Acquired by Atento Group on the last quarter of 2014.

(8)       Acquired by Atento Group on the last quarter of 2014.

At December 31, 2013, 2014 and 2015, none of the Group’s subsidiaries is listed on a stock exchange and all use December 31 as their reporting date, except for Atento Luxco 1 S.A. which has debt securities listed in the Global Exchange Market in Ireland.

All Group companies subject to statutory audit as per local legislation have been audited.

u) New and amended standards and interpretations

u.1) First-time adoption (2015) of new and revised pronouncements

The Company adopted for the first time, certain standards and amendments, effective for annual periods beginning as of January 1, 2015 or thereafter. The Company decided not to early adopt any other standard, interpretation or amendment that had been issued but are not yet effective.

So that rules and amendments are first time adopted in 2015, they could not have significant impact on the Company’s individual and consolidated financial statements.

The nature and impact of each of the new standards and amendments thereto are described below:

Amendments to IAS 19 “Employee benefits” – Defined Benefit Plan: Employees’ contribution

Annual improvements – Cycle 2010-2012

Except for improvements related to IFRS 2 - Share-based Payment applied to transactions involving share-based payment with granting date on or after July 1, 2014, all other improvements are effective for accounting periods as from January 1 2015. The Company first adopted these improvements in these individual and consolidated financial statements, including:

IFRS 2 - Share-based payment

This improvement is adopted on a prospective basis and clarifies several issues related to the definitions of performance and service conditions that account for vesting conditions. Clarifications are consistent with the way the Company has identified performance and service conditions that refer to purchase conditions in prior-years. In addition, the Company has not granted premiums during the second half of 2014. Accordingly, these amendments had no impact on the Company’s financial statements or accounting policies.

IFRS 3 - Business Combinations

The amendment is adopted on a prospective basis and clarifies that all agreements for contingent considerations classified as liabilities (or assets) resulting from business combination should be subsequently measured at fair value through profit or loss, regardless of being under the scope of IFRS 9 (or IAS 39, when applicable). This is consistent with the Company's current accounting policy, thus this amendment had no impact on the Company's accounting policy.

 IAS 16 – Property, plant and equipment and IAS - 38 Intangible assets

This amendment is adopted on a retrospective basis and clarifies, in IAS 16 and IAS 38, that the asset could be revalued using observable data by adjusting the gross book value of the asset at market value or determining the market value of the book value and adjusting gross book value on a proportional basis so that the resulting book value is equivalent to the market value. In addition, the accumulated depreciation or amortization refers to the difference between the gross values and asset book values. This amendment had no impact on the Company and its subsidiaries since their assets have not undergone revaluations.

IAS 24 – Related party disclosures

This amendment is adopted on a retrospective basis and clarifies that the Company management (entity providing services to key management personnel) is a related party subject to related party disclosures. In addition, an entity that uses a management entity should disclose expenses incurred with management services. This amendment is not relevant for the Company and its subsidiaries since it does not receive any management services from other entities.

Annual improvements – Cycle 2011-2013

These improvements become effective as from January 1, 2015 and were first time adopted by the Company in these condensed consolidated interim financial statements, including:

IFRS 3 - Business Combinations

This amendment is adopted on a prospective basis and clarifies the exceptions of scope in IFRS 3, namely:

• Joint arrangements, not just joint ventures, are outside the scope of IFRS 3.

• This exception of scope is only applicable to the accounting of financial statements of the joint venture itself. The Company and its subsidiaries are not joint ventures, thus, this change is not relevant for the Company and its subsidiaries.

IFRS 13 – Fair value measurement

This amendment is applicable on a prospective basis and clarifies that the portfolio exception in IFRS 13 can be adopted not only to financial assets and liabilities, but also to other agreements that fall under the scope of IFRS 9 (or IAS 39, when applicable). The Company and its subsidiaries do not apply to exception portfolio described in IFRS 13.

u.2) Pronouncements issued, but not yet effective at December 31, 2015

The standards and interpretations issued but not yet adopted as of the issue date of the Company’s financial statements are presented below. The Company and its subsidiaries intend to adopt such standards, if applicable, when these enter into force.

IFRS 9 – Financial Instruments

In July 2014, IASB issued a final version of IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. IFRS 9 brings together all three accounting aspects of the project’s financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The early application is allowed. Except for hedge accounting, retrospective application is required, however; the presentation of comparative information is not mandatory.

For hedge accounting purposes, requirements are generally adopted on a prospective basis, with few exceptions thereto.

The Company and its subsidiaries plan to adopt the new standard on the date it becomes effectives. In 2015, the Company and its subsidiaries evaluated the high-level impact of all three aspects of IFRS 9. This preliminary evaluation was based on information currently available and may be subject to changes due to in depth analysis or additional, adequate and observable information made available to the Company in the future. In general, the Company and its subsidiaries do not expect significant impact on the balance sheet and equity.

(a)     Classification and measurement

The Company and its subsidiaries do not expect significant impact on the balance sheet or equity by adopting IFRS 9 classification and measurement requirements. They expect to continue to measure fair value of all financial assets currently held at fair value.

Loans and accounts receivable are held to collect contractual cash flows and should result in cash flows that solely represent payments of principal and interest. Therefore, the Company and its subsidiaries expect these to continue to be measured at amortized cost under IFRS 9. However, the Company and its subsidiaries will examine the characteristics of contractual cash flows of these instruments in more details before concluding if all these instruments meet the measurement criteria at amortized cost under IFRS 9.

(b)     Impairment

IFRS 9 requires that the Company and its subsidiaries record expected credit losses on all their debt securities, loans and receivables, to 12 months or on annuity basis. The Company and its subsidiaries not expect to apply the simplified model and record expected losses on annuity basis on all trade accounts receivable. The Company and its subsidiaries expect significant impact on equity due to the unsecured nature of loans and receivables, but will need to conduct an in depth analysis that considers all appropriate and observable information, including prospective elements to determine the extension of the impact.

(c)     Hedge accounting

The Company believes that all existing hedging relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how an entity accounts for effective hedges. The Company does not expect significant impact arising from the adoption of IFRS 9. The Company will evaluate possible changes related to the accounting of time value of options, forward matters or spread of exchange base in more details in the future.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new five-step model that will be applied to revenue arising from contracts with customers. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new standard for revenues will replace all current requirements for revenue recognition under IFRS. Full retrospective adoption or modified retrospective adoption is required for annual periods beginning on or after January 1, 2018, with the possibility of early adoption. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, by adopting the full retrospective method. In 2015, the Company and its subsidiaries held preliminary assessment of IFRS 15, which is subject to change due to ongoing analysis but apparently there is no significant impact.

The Company and its subsidiaries operate in the industry of tourism intermediation. Services are individually sold in separate agreements, identified with customers, or grouped as a package of services.

Annual improvements – Cycle 2010-2012

These improvements are effective as from July 1, 2014 and are not expected to generate significant impacts on the Company and its subsidiaries, including the following:

IFRS 2 - Share-based payment

This improvement is adopted on a prospective basis and clarifies several issues related to the definitions of performance and service conditions that account for vesting conditions, including the following:

- A performance condition should include a service condition.

- A performance goal should be met while the counterparty is providing the service.

- A performance goal can be related to operations or activities of an entity or to those of another entity within the same group.

- A performance condition can refer to a market condition or not be related to the market.

- If the counterparty, regardless of reason, fails to provide the service during the acquisition vesting, the service condition will not be met.

Rendering of services

The Company and its subsidiaries preliminarily assessed that the intermediation services are provided up to the boarding of travel packages and when upon the sale of airline tickets, therefore benefits provided by the Company and its subsidiaries are consumed in these periods.

Consequently, the Company and its subsidiaries do not expect any significant impact arising from these service agreements.

Amendment to IAS 16 and IAS 38 – Clarifications of acceptable methods of Depreciation and Amortization

The amendments explain the principles in IAS 16 and IAS 38, in which revenue reflects an economic benefits’ model resulting from a business operation (of which the assets is part), rather than the economic benefits consumed through the use of the asset. As a result, a method based on revenue cannot be used for purposes of depreciation of fixed assets and can solely be in limited circumstances to amortize intangible assets. The amendments are prospectively effective to amortize intangible assets. The amendments are effective on a prospective basis for annual periods beginning on January 1, 2016 or thereafter. These amendments are not expected to have impacts on the Company and its subsidiaries, since they did not use the revenue-based method for the depreciation of noncurrent assets.

Annual improvements – Cycle 2012-2014

These amendments are effective for annual periods beginning on or after January 1, 2016, including the following:

IFRS 5 - Noncurrent assets held for sale and discontinued operation

Assets (or disposal groups) are usually disposed of by sale or distribution to shareholders. The amendment clarifies that changing from one of the disposal methods to another would not be considered a new disposal plan, but a continuation of the original plan. Therefore, there is no interruption in the adoption of requirements of IFRS 5. This amendment should be adopted prospectively.

IFRS 7 – Financial Instruments: Disclosures

(i)        Service agreements

The amendment clarifies that a service agreement that includes a fee can constitute continuing involvement in a financial asset. An entity should evaluate the nature of this fee and the agreement in comparison with the guidance for continued involvement in IFRS 7, in order to evaluate whether the disclosures are required. The assessment of such service agreements constitute continued involvement and should be made retrospectively. However, the required disclosures do not need to be provided for any period beginning before the annual period in which the entity adopts the amendments for the first time.

(ii) Applicability of amendments to IFRS 7 for condensed interim financial statements

The amendment clarifies that the requirements for disclosure of settlement do not apply to condensed interim financial statements, unless these disclosures provide a significant update to the information reported in the latest annual report. This amendment should be adopted retrospectively.

IAS 19 - Employee Benefits

The amendment clarifies that market depth of high quality private corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality private corporate bonds in such currency, government securities rates should be used. This amendment should be adopted retrospectively.

IAS 34 – Preparation and disclosure of Interim financial statement

The amendment clarifies that the required interim disclosures should be in the interim financial statements or incorporated by cross-reference between interim financial statements and wherever these are included in the interim financial report (e.g., in the management or risk comment) The other information in the interim financial information should be available to users under the same terms of those of the interim financial statements and at the same time. This amendment should be adopted retrospectively.

These amendments are not expected to have significant impacts on the Company.

Amendments to IAS 1 - Disclosure Initiative

Amendments to IAS 1 Presentation of Financial Statements clarify, rather than change significantly the existing requirements of IAS 1, the amendments clarify:

The materiality requirements in IAS 1.

- Items of specific lines in the income statements and other comprehensive income and balance sheet can be segregated.

- Entities have flexibility as to the order in which they present the notes to the financial statements.

- The portion of other comprehensive income of associates and joint ventures accounted for by the equity method should be presented on an aggregated basis as a single line item, and classified among those items that will or will not be subsequently reclassified into P&L.

IFRS 16 – Leases

IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). The adoption is required for annual periods beginning on or after January 1, 2019. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, consequently, the Company and its subsidiaries expect significant impact arising from the leases transaction.  The Company and its subsidiaries are planning to prepare preliminary assessment of IFRS 16 during 2016.

In addition, the amendments clarify the requirements that apply when additional subtotals are presented in the balance sheet and the income statements and other comprehensive income. These changes are effective for annual periods beginning on or after January 1, 2016, with the possibility of early adoption. These amendments are not expected to have significant impacts on the Company and its subsidiaries.

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

Atento Group´s finance costs are exposed to fluctuations in interest rates. At December 31, 2015 41.9% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2014 this amount was 48.0%. In 2014 and 2015, the greatest exposure was to the Brazilian CDI rate.

As of December 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $10.0 million U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 575.6 million U.S. dollars as of December 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $2.4 million U.S. dollars.

As of December 31, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 10.9 million U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 653.3 million U.S. dollars as of December 31, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $3.2 million U.S. dollars.

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowing into loans at fixed interest rates.

The table below shows the impact of a +/-10 basis points variation in the CDI interest rate curves on these value of derivatives.

Thousands of U.S. dollars
INTEREST RATE	12/31/2015
FAIR VALUE	9,993
0.10%	10,133
-0.10%	9,853

Upon closing of the Senior Secured Notes (note 17) issued in U.S. dollars, we entered into cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. As of April 1, 2015, the Company designated these cross-currency swaps as a hedging instrument in a net investment hedging relationship.

The table below shows the impact of a +/-10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS CURRENCY	12/31/2015
FAIR VALUE	54,724
0.10%	53,668
-0.10%	55,692

Foreign currency risk

Our exchange rate risk arises from our local currency revenues, receivables and payables, while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of December 31, 2015, the estimated fair value of the cross-currency swaps designated as hedging instrument in a net investment relationship totaled $54.7 million U.S. dollars, which was recorded as a financial asset (asset of $20.2 million U.S. dollars as of December 31, 2014 and liability of $13.3 million U.S. dollars as of December 31, 2014).

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets and financial liabilities denominated in currencies other than their functional currency are adequately matched. A sensitivity analysis based on the outstanding volume of financial assets and liabilities (applying a 10% appreciation of each asset/liability currency versus the functional currency) highlights the limited impact that such an event would have on the income statements is U.S. dollars.

2014	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)

Euro - USD	8,642	10,492	10,492	247,317	300,269	300,269	10%	1.0926905	9,602	1,166	274,798	(33,365)
Peruvian Nuevos Soles - USD	9,905	3,325	3,325	4,019	1,349	1,349	10%	0.3021047	11,006	369	4,465	(150)
Euro - Argentinian Pesos	-	-	-	29,964	311,077	36,379	10%	9.3435965	-	-	33,293	(4,042)
Mexican Pesos – Euro	998	106	68	-	-	-	10%	0.0502862	2,100	75	-	-
Mexican Pesos – USD	10	1	1	-	-	-	10%	0.0610525	12	-	-	-
Colombian Pesos – USD	113,579	48	48	-	-	-	10%	0.0003765	126,199	5	-	-
Guatemalan Quetzal – USD	433	57	57	-	-	-	10%	0.1184717	481	6	-	-
Euro - Mexican Pesos	89	1,586	108	-	-	-	10%	16.1077878	98	1	-	-
Euro - Colombian Pesos	627	1,820,116	761	-	-	-	10%	2,612.0110134	697	85	-	-
Euro - Dirham Moroccan	335	3,690	407	-	-	-	10%	9.9101566	372	45	-	-
Euro - Peruvian Nuevos Soles	62	224	75	-	-	-	10%	3.2552343	69	8	-	-
Dirham Moroccan – Euro	246	22	27	-	-	-	10%	0.0817343	274	33	-	-
Brazilian Reais – USD	66,409	25,001	25,001	-	-	-	10%	0.3388299	73,788	2,778	-	-
Chilean Pesos – Euro	47	-	-	-	-	-	10%	0.0012217	38	-	-	-
Chilean Pesos – USD	260	-	-	-	-	-	10%	0.0014833	175	-	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies (Senior Secured Notes, Finance Leases and CVIs). Financial Assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the income statements impact of appreciation of the asset/liability currency versus the functional currency. When conducting this sensitivity analysis, assuming depreciation, the income statement impacts would be the same, but precisely reversed.

2015	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. Dollar)
Euro - Argentinian Pesos	-	-	-	24,102	342,184	26,241	10%	12.7773544	-	-	26,781	(2,916)
Euro - Colombian Pesos	111	381,774	121	-	-	-	10%	3,082.0370169	124	13	-	-
Euro - Dirham Moroccan	83	897	90	-	-	-	10%	9.7352858	92	10	-	-
Euro - Uruguayan Pesos	2	71	2	-	-	-	10%	29.2713119	2	0	-	-
Euro - Peruvian Nuevos Soles	54	202	59	-	-	-	10%	3.3437670	60	7	-	-
Euro - USD	5,261	5,727	5,727	-	-	-	10%	0.9798585	5,845	636	-	-
Chilean Pesos – USD	163	0	0	-	-	-	10%	0.0012673	181	0	-	-
Mexican Pesos – USD	1,106	64	64	-	-	-	10%	0.0521778	1,229	7	-	-
Brazilian Reais – USD	97,604	24,996	24,996	-	-	-	10%	0.2304856	108,449	2,777	-	-
Guatemalan Quetzal – USD	781	102	102	-	-	-	10%	0.1179188	868	11	-	-
Colombian Pesos – USD	283,224	90	90	-	-	-	10%	0.0002861	314,694	10	-	-
Peruvian Nuevos Soles - USD	4,313	1,264	1,264	7,911	2,318	2,318	10%	0.2637363	4,793	140	8,790	(258)
Uruguayan Pesos – USD	24,489	820	820	-	-	-	10%	0.0301275	27,210	91	-	-
United States Dolar - Euro	22,444	20,614	22,444	-	-	-	10%	0.8266500	24,937	2,494	-	-
United States Dolar - MXN	96	1,659	96	-	-	-	10%	15.5238300	107	11	-	-
Chilean Pesos – Euro	272	0	0	-	-	-	10%	0.0011640	302	0	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies (Finance Leases and CVIs). As a result of Atento Luxco 1 S.A. (Luxembourg) functional currency change from Euro to U.S. dollar, starting on January 2015, the U.S. dollar denominated Senior Secured Notes are no longer considered as a foreign currency exposure. Financial Assets correspond to cash and cash equivalents in currencies other than functional currencies. Example of the income statement impact of appreciation of the asset/liability currency versus the functional currency. When conducting this sensitivity analysis, assuming depreciation, the income statement impact would be the same, but precisely reversed.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in the Americas and Brazil that are not required to pursue new, profitable business opportunities in the region. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the USD 300,000 thousand 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand ($54,437 million as of December 31, 2015) Revolving Credit Facility. The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil denominated in Brazilian Reais.

The Argentinian subsidiary sits outside of these two separate ring-fenced financings, and as a result, we do not rely on cash flow from these operations to serve our Company’s debt commitments.

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

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets (see Notes 11, 12, 13, 14 and 15). The Atento Group holds no guarantees as collection insurance. As disclosed in Note 23, the Atento Group carries out significant transactions with the Telefónica Group. At December 31, 2015 the balance of accounts receivable with Telefónica Group amounted to 207,173 thousand U.S. dollars (236,950 thousand U.S. dollars in 2014).

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

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

The reconciliation between EBITDA (non-audited) and the consolidated income statements is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2013	2014	2015
Profit/(loss) for the year	(4,039)	(42,152)	49,148
Income tax expense	8,346	18,533	23,785
Net finance expense	100,667	110,769	46,667
Depreciation and Amortization	128,975	119,820	102,858
EBITDA (non-audited)	233,949	206,970	222,458

Net financial debt with third parties at December 31, 2014 and 2015 is as follow:

	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Senior Secured Notes (Note 17)	300,269	301,713
Brazilian bonds - Debentures (Note 17)	245,932	168,091
Bank borrowing (Note 17)	61,720	74,785
Finance lease payables (Note 17)	9,010	4,737
CVIs (Note 17)	36,379	26,240
Derivative financial liabilities (Note 14)	1,193	684
Less: Cash and cash equivalents (Note 15)	(211,440)	(184,020)
Net financial debt with third parties	443,063	392,230

4.3 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in an active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of a financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)       Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value at December 31, 2014 and 2015 are classified in Level 2. No transfers were carried out between the different levels during the year.

5) BUSINESS COMBINATIONS

Casa Bahia Contact Center Ltda.

As of December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil, for a total acquisition price of 20,343 thousand of reais (equivalent to 7,659 thousand U.S. dollars). As a result of the acquisition, the Atento group is expected to increase its presence in these markets. At December 30, 2014, this company has been renamed as Atento Brasil 1, Ltda.

The goodwill of 4,061 thousand U.S. dollars arose from the acquisition, which is attributable to the synergies derived from combining the operations of the Atento and CBCC. None of the goodwill recognized is expected to be deductible for income tax purposes.

If the combination had taken place at the beginning of the year 2014, revenue from continuing operations would have been 26,966 thousand U.S. dollars and loss before tax from continuing operations for the Group would have been 4,396 thousand U.S. dollars.

On July 1, 2015, the General Shareholder Meetings of ATENTO BRASIL S.A. approved the incorporation of its integral subsidiary, ATENTO BRASIL 1 LTDA.

The table below sets out the fair values of the assets acquired and the liabilities undertaken, as well as the consideration transferred:

Fair value recognized upon acquisition as of December 30, 2014	Thousands of U.S. dollars
Recognized amounts of identifiable assets acquired and liabilities assumed
Assets
Cash and cash equivalents	199
Property, plant and equipment (Note 9)	2,598
Intangible assets (Note 6)	5,551
Trade and other receivables	11,793
Liabilities
Trade and other payables	3,656
Contingent liability (Note 21)	11,594
Deferred tax liabilities (Note 20b)	1,873
Total net identifiable assets at fair value	3,018
Goodwill (Note 7)	4,061
Translation differences	580
Total consideration transferred	7,659
Total	7,659

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

6) INTANGIBLE ASSETS
The following table presents the breakdown of intangible assets at December 31, 2014 and 2015 and respective changes in the year:
	Thousands of U.S. dollars
	Balance at December 31, 2013	Additions	Acquisition of new entities (Note 5)	Disposals	Transfers	Translation differences	Balance at December 31, 2014

Cost
Development	1,443	2,024	-	(76)	(409)	(388)	2,594
Customer base	363,717	-	5,214	-	-	(43,983)	324,948
Software	47,017	19,640	337	(185)	1,253	(7,849)	60,213
Other intangible assets	51,282	2,550	-	-	-	(6,514)	47,318
Work in progress	1,150	754	-	-	(844)	(120)	940
Total cost	464,609	24,968	5,551	(261)	-	(58,854)	436,013
Accumulated amortization
Development	(5)	(115)	-	-	-	9	(111)
Customer base	(38,962)	(38,120)	-	-	-	10,171	(66,911)
Software	(17,208)	(12,899)	-	108	-	2,136	(27,863)
Other intangible assets	(15,657)	(9,685)	-	-	-	2,064	(23,278)
Total accumulated amortization	(71,832)	(60,819)	-	108	-	14,380	(118,163)
Impairment	-	(27,375)	-	-	-	2,603	(24,772)
Net intangible assets	392,777	(63,226)	5,551	(153)	-	(41,871)	293,078

	Thousands of U.S. dollars
	Balance at December 31, 2014	Additions	Disposals	Translation differences	Balance at December 31, 2015
Cost
Development	2,594	486	(132)	(525)	2,423
Customer base	324,948	-	(41)	(73,591)	251,316
Software	60,213	49,539	(2,043)	(17,431)	90,278
Other intangible assets	47,318	1,475	(118)	(6,390)	42,285
Work in progress	940	2,331	(31)	(2,042)	1,198
Total cost	436,013	53,831	(2,365)	(99,979)	387,500
Accumulated amortization
Development	(111)	(223)	53	(1)	(282)
Customer base	(66,911)	(27,948)	1	17,674	(77,184)
Software	(27,863)	(18,232)	1,144	8,314	(36,637)
Other intangible assets	(23,278)	(5,370)	11	3,713	(24,924)
Total accumulated amortization	(118,163)	(51,773)	1,209	29,700	(139,027)
Impairment	(24,772)	-	-	2,559	(22,213)
Net intangible assets	293,078	2,058	(1,156)	(67,720)	226,260

“Customer base” represents the fair value, within the business combination involving the acquisition of control of the Atento Group, of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers. The addition in 2014 of new entity in the customer base is related of the acquisition of CBCC, as mentioned in Note 5.

Of the total customer base in 2015, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 166.7 million U.S. dollars, while the remaining amount relates to other customers. In terms of geographic distribution, the customer base corresponds to businesses in Brazil (94.4 million U.S. dollars), Spain (48.1 million U.S. dollars), Mexico (54.9 million U.S. dollars), Peru (15.5 million U.S. dollars), Colombia (3.2 million U.S. dollars), Chile (8.8 million U.S. dollars) and Argentina and Uruguay (4.3 million U.S. dollars).

“Other intangible assets” mainly include payment of loyalty incentives established with customers Atento Brasil S.A.

Development costs capitalized in 2015 were mainly related to in-house software development. No research and development expenses were recognized in the 2014 and 2015 income statements.

Atento Group recognized 27.1 million U.S. dollars in customer base costs in 2014. In 2015, no impairment was recognized in respect of intangible assets (Note 8).

At January 2, 2015, Atento Brazil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount on March 31, 2015 is 39,550 thousand U.S. dollars. The software licenses have five years useful life.

7)   GOODWILL

Goodwill was generated on December 1, 2012 from by the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A. In December 30, 2014 an additional goodwill was generated from the acquisition of CBCC, a call center services provider in Brazil by Atento Brasil S.A., as described in Note 5.

The breakdown and changes in goodwill by cash generating units in 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2013	Acquisitions of new entities (Note 5)	Translation differences	Impairment (Note 8)	12/31/2014	Other movements (*)	Translation differences	12/31/2015
Peru	34,185	-	(1,385)	-	32,800	-	(4,017)	28,783
Chile	21,910	-	(2,967)	-	18,943	-	(2,674)	16,269
Colombia	9,681	-	(1,877)	-	7,804	-	(1,858)	5,946
Czech Republic	3,797	-	(45)	(3,752)	-	-	-	-
Mexico	2,816	-	(316)	-	2,500	-	(399)	2,101
Spain	1,161	-	(12)	(1,149)	-	-	-	-
Brazil (*)	77,920	4,061	(9,200)	-	72,781	(1,641)	(23,370)	47,770
Argentina	46,269	-	(11,626)	-	34,643	-	(11,505)	23,138
Total	197,739	4,061	(27,428)	(4,901)	169,471	(1,641)	(43,823)	124,007

Details of goodwill in local currency are as follow (in thousands of currency units):
		Bain Capital Acquisition	CBCC Acquisition (*)	Total
Peru	Nuevo Sol	97,714	-	97,714
Chile	Peso	11,493,730	-	11,493,730
Colombia	Peso	18,654,963	-	18,654,963
Mexico	Peso	36,847	-	36,847
Brazil	Real	180,209	6,426	186,635
Argentina	Peso	294,178	-	294,178

(*) For Atento Brasil, the total amount of Goodwill was composed by goodwill (6,426 thousand Brazilian Reais) and deferred taxes assets (4,360 thousand Brazilian Reais). Atento Brasil 1 (CBCC) was incorporated by the Company on July 1, 2015, thus, the Company recognized the segregated amount of Goodwill and DTA, considering the incorporation of CBCC triggered the recognition of the tax benefit.

At December 31, 2014, 3.8 million U.S dollars of goodwill impairment was recognized in the Czech Republic and 1.1 million U.S. dollars of goodwill impairment in Spain. As of December 31, 2015, no impairment was recognized (Note 8).

8)   IMPAIRMENT OF ASSETS

With respect to IAS 36, as of December 31, 2015 the judgments and estimates used by the Atento Group’s directors to calculate the recoverable amount of goodwill indicate that the carrying amount of each item of goodwill is recoverable at year end, based on the expected future cash flow from the cash-generating units to which they are allocated. The level of analysis performed by the Atento Group at the cash-generating unit level coincides with that performed at a country level.

Atento has no assets with indefinite useful lives, and therefore carries out no impairment tests of this type.

The Atento Group carries out its goodwill impairment tests using the various cash-generating units’ five-year strategic plans and budgets, approved by Management.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU. The discount rates used reflect the current assessment of specific market risks in each of the cash-generating units, considering the time value of money and individual country risks not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the return expected by the shareholders of the Atento Group, while the former is obtained based on the Atento Group’s financing costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust these minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these territories. The provisions of the MSA required Telefónica to compensate the Company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to 35.1 million U.S. Dollars for the year ended December 31, 2014). This non-cash compensation was recorded in the consolidated income statements for the year ended December 31, 2014 as other gains. The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note to Telefónica which was paid off in 2014 (see Note 16).

Since the amendment to the MSA significantly affected the amount of expected revenue, this was considered as a triggering event for the purpose of evaluating the recoverable amount of the intangible assets recorded in relation to the MSA. Therefore, also considering the changes in expected revenue in other geographies, as of June 30, 2014 (second quarter) management performed an impairment test on the carrying amounts of customer relationship intangible assets, goodwill and property, plant and equipment using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different territories in which the company operates. The result of the testing performed was an impairment charge of 27,965 thousand U.S. dollars as of June 30, 2014 (27,375 thousand U.S. dollars as of December 31, 2014) of the intangible assets related to the customer relationships with Telefónica in connection with the MSA, an impairment charge of 3,752 thousand U.S. dollars of goodwill in the Czech Republic and of 1,149 thousand U.S. dollars of goodwill in Spain, which have been recorded in the consolidated income statements as impairment charges.

At December 31, 2014 and 2015, the tests conducted did not reveal any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used, except for $3.8 million U.S. dollars in Czech Republic and $1.1 million U.S. dollars in Spain recorded in 2014.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina

December 2014	17.96%	12.04%	9.20%	12.50%	11.71%	11.08%	42.25%
December 2015	14.97%	10.20%	8.02%	12.32%	11.56%	11.18%	33.40%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina

December 2014	5.80%	3.50%	0.95%	3.00%	2.70%	3.00%	23.35%
December 2015	5.50%	3.40%	2.20%	3.40%	4.20%	3.25%	23.60%

In the event of a 10% increase or decrease in the discount rate used to calculate the recoverable amount of the CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. In addition, if as a result of a fall in demand or an increase in costs, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to decrease by 1% in each country, with all other variables remaining unchanged, the recoverable amount from each cash-generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following hypotheses were used:

For the Argentina CGU, the cash flow growth rate used was based on the country’s estimated inflation. In order to calculate the terminal value, a normalized conservative growth rate was assumed, taking into account a long-term stabilization of macroeconomic variables. Cash flow for the Brazil and Mexico CGUs were estimated based on growth projections considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

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

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)
Details of property, plant and equipment at December 31, 2014 and 2015 and movements therein are as follow:
	Thousands of U.S. dollars
	Balance at December 31, 2013	Additions	Acquisition of new entities (Note 5)	Disposals	Transfers	Translation differences	Balance at December 31, 2014
Cost
Land and natural resources	46	-	-	-	-	(4)	42
Buildings	10,750	-	-	-	1,437	(1,365)	10,822
Plant and machinery	8,411	2,051	-	(254)	121	(748)	9,581
Furniture, tools and other tangible assets	239,211	82,829	2,598	(8,973)	4,786	(37,975)	282,476
PP&E under construction	19,041	10,240	-	-	(4,905)	(3,031)	21,345
Total property, plant and equipment	277,459	95,120	2,598	(9,227)	1,439	(43,123)	324,266
Accumulated depreciation
Buildings	(2,147)	(661)	-	-	(1,439)	428	(3,819)
Plant and machinery	(2,897)	(1,093)	-	117	2	336	(3,535)
Furniture, tools and other tangible assets	(40,812)	(57,247)	-	6,949	(2)	11,396	(79,716)
Total accumulated depreciation	(45,856)	(59,001)	-	7,066	(1,439)	12,160	(87,070)
Net property, plant and equipment	231,603	36,119	2,598	(2,161)	-	(30,963)	237,196

	Thousands of U.S. dollars
	Balance at December 31, 2014	Additions	Disposals	Translation differences	Balance at December 31, 2015
Cost
Land and natural resources	42	-	-	(5)	37
Buildings	10,822	-	(4)	(1,085)	9,733
Plant and machinery	9,581	289	-	(540)	9,330
Furniture, tools and other tangible assets	282,476	39,228	(16,191)	(62,347)	243,166
PP&E under construction	21,345	27,866	(7)	(12,937)	36,267
Total property, plant and equipment	324,266	67,383	(16,202)	(76,914)	298,533
Accumulated depreciation
Buildings	(3,819)	(198)	-	391	(3,626)
Plant and machinery	(3,535)	(1,055)	-	419	(4,171)
Furniture, tools and other tangible assets	(79,716)	(49,832)	14,319	16,171	(99,058)
Total accumulated depreciation	(87,070)	(51,085)	14,319	16,981	(106,855)
Net property, plant and equipment	237,196	16,298	(1,883)	(59,933)	191,678

Additions for the year mainly represent investments made in Brazil in response to the growth of the business and the upgrading of existing infrastructure (38,871 thousand U.S. dollars), construction of a new call center and upgrading of the infrastructure in place in Mexico (4,307 thousand U.S. dollars), investment in upgrading of existing infrastructure in Argentina (1,304 thousand U.S. dollars), equipment acquired under finance leases in Colombia and new sites in that country (7,882 thousand U.S. dollars); to new equipment under finance leases and upgrading of the current infrastructure in Peru (8,637 thousand U.S. dollars); and upgrading of the infrastructure in Spain (2,641 thousand U.S. dollars).

“Furniture, tools and other tangible assets” primarily comprises net items of that description in Spain, Mexico and Brazil amounting to 7,120 thousand U.S. dollars, 18,343 thousand U.S. dollars and 84,109 thousand U.S. dollars, respectively (11,145 thousand U.S. dollars, 21,193 thousand U.S. dollars and 129,415 thousand U.S. dollars, respectively in 2014) in connection with furnishings and fixtures in customer service centers in those countries.

The acquisition of new entities recognized in the account “Furniture, tools and other tangible assets” is related to the CBCC acquisition, as described in Note 5.

Property, plant and equipment totaled 191,678 thousand U.S. dollars at December 31, 2015 (237,196 thousand U.S. dollars at December 31, 2014) and are primarily on site in Mexico and Brazil (19,256 thousand U.S. dollars and 113,638 thousand U.S. dollars, respectively at December 31, 2015; 23,527 thousand U.S. dollars and 149,039 thousand U.S. dollars, respectively at December 31, 2014).

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. The directors of the Parent Company considered that coverage of these risks was sufficient at December 31, 2014 and 2015.

No impairment was recognized in respect of items of property, plant and equipment in 2014 and 2015.

The interest expense related to capital expenditures was not significant for 2014 and 2015, thus no interest expense was capitalized in 2014 and 2015 in respect of these assets.

As of December 31, 2014 and 2015 there were no firm commitments to acquire items of PP&E.

10) LEASES AND SIMILAR ARRANGEMENTS
a) Finance leases
The Atento Group holds the following assets under finance leases:
	Thousands of U.S. dollars
	12/31/2014	12/31/2015
	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	-	3,264
Furniture, tools and other tangible assets	7,714	2,883
Total	7,714	6,147

The assets acquired under finance leases are located in Brazil, Colombia and Peru. The present value of future finance lease payments is as follow:

	Thousands of U.S. dollars
	2014	2015
Up to 1 year (Note 17)	4,747	2,010
Between 1 and 5 years (Note 17)	4,263	2,727
Total	9,010	4,737

11) FINANCIAL ASSETS

Details of financial assets at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
2014	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	10,503	-	10,503
Other financial assets (Note 12)	44,639	-	44,639
Derivative financial instruments (Note 14)	-	32,265	32,265
Non-current financial assets	55,142	32,265	87,407
Trade and other receivables (Note 13) (*)	447,683	-	447,683
Other financial assets (Note 12)	28,562	-	28,562
Cash and cash equivalents (Note 15)	211,440	-	211,440
Current financial assets	687,685	-	687,685
TOTAL FINANCIAL ASSETS	742,827	32,265	775,092

Excluding prepayments.

	Thousands of U.S. dollars
2015	Loans and receivables	Derivatives	Total
Trade and other receivables (Note 13)	5,539	-	5,539
Other financial assets (Note 12)	42,871	-	42,871
Derivative financial instruments (Note 14)	-	65,401	65,401
Non-current financial assets	48,410	65,401	113,811
Trade and other receivables (Note 13) (*)	401,127	-	401,127
Other financial assets (Note 12)	769	-	769
Cash and cash equivalents (Note 15)	184,020	-	184,020
Current financial assets	585,916	-	585,916
TOTAL FINANCIAL ASSETS	634,326	65,401	699,727

Excluding prepayments.

The carrying amount is similar to the fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2015, Atento Teleservicios España S.A., Atento Chile S.A., Atento Brasil S.A., Teleatento del Perú S.A.C., Atento Colombia S.A. and Atento de Guatemala S.A. entered into factoring agreements without recourse, whose anticipated value was 69.9 million U.S. dollars, receiving the amount considered the discount of, the interest, consequently related trade receivables was realized and interest expenses was recognized in the income statement.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Other non-current receivables	5	9,867
Non-current guarantees and deposits	44,634	33,004
Total non-current	44,639	42,871
Other current receivables	27,782	148
Current guarantees and deposits	780	621
Total current	28,562	769
Total	73,201	43,640

“Guarantees and deposits” at December 31, 2014 and 2015 primarily comprise deposits with the courts in relation to legal disputes with employees of the subsidiary Atento Brasil, S.A.

“Other current receivables” as of December 31, 2015 are comprised of 148 thousand U.S. dollars (27,782 thousand U.S. dollars as of December 31, 2014) representing U.S. dollar short term financial investments held by the subsidiary Atento Brasil, S.A. These short-term financial investments represent export credit notes with a maturity greater than 90 days. Upon maturity the Company will receive Brazilian Reais based on the U.S. dollar – Brazilian Reais foreign exchange rate at the maturity date.

13) TRADE AND OTHER RECEIVABLES
Details of trade and other receivables are as follow:
	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Non-current trade receivables	10,503	5,539
Total non-current	10,503	5,539
Current trade receivables	424,395	373,905
Other receivables	9,978	13,191
Prepayments	3,711	4,505
Personnel	13,310	9,526
Total current	451,394	401,127
Total	461,897	406,666

	Thousands of U.S. dollars
	12/31/2014	12/31/2015

Trade receivables	440,244	7,360
Impairment allowances	(5,346)	(1,907)
Trade receivables, net	434,898	5,453

As of December 31, 2015 trade receivables not yet due for which no provision has been made amounted to 293,538 thousand U.S. dollars (343,061 thousand U.S. dollars as of December 31, 2014).

As of December 31, 2015 trade receivables due for which no provision has been made amounted to 64,157 thousand U.S. dollars (91,837 thousand U.S. dollars of December 31, 2014). These balances relate to certain independent customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2014	79,320	8,833	2,145	1,538	91,837
12/31/2015	39,399	8,707	11,500	4,551	64,157

Movements in the provision for impairment of trade receivables in 2014 and 2015 were as follow:
	Thousands of U.S. dollars
	2014	2015
Opening balance	(10,014)	(5,346)
Allowance	(1,362)	(1,318)
Reversal	3,027	959
Application	793	1,569
Translation differences	703	770
Other	1,507	836
Closing balance	(5,346)	(2,530)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
	12/31/2014		12/31/2015
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps - cash flow hedges	10,916	-	9,993	-
Cross-currency swaps - net investment hedges	3,837	-	55,408	(684)
Cross-currency swaps - that do not meet the criteria for hedge accounting	17,512	(1,193)	-	-
Total	32,265	(1,193)	65,401	(684)
Non-current portion	32,265	(1,193)	65,401	(684)

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

At December 31, 2015, the notional principal of the interest rate swaps amounts to 413 million Brazilian Reais (equivalent to 106 million U.S. dollars). At December 31, 2014, the notional principal of the interest rate swaps amounts to 553 million Brazilian reais (equivalent to 208 million U.S. dollars).

             As mentioned on Note 4, on April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

At December 31, 2015 details of cross-currency swaps that are designated and qualified as net investment hedges and cash flow hedge were as follows:

Cash Flow Hedges
Bank	Maturity	Notional currency	Index	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	105,767	9,993	-	(9,861)	1,068	(219)
					9,993	-	(9,861)	1,068	(219)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	4,088	-	86	(1,636)	(12)
Santander	20-Jan	USD	MXN	11,111	4,617	(103)	(1,635)	(1,635)	(13)
Goldman Sachs	20-Jan	USD	EUR	48,000	9,807	-	206	(3,932)	(30)
Goldman Sachs	20-Jan	USD	MXN	40,000	16,671	(364)	(5,880)	(5,880)	(47)
Nomura International	20-Jan	USD	MXN	23,889	9,966	(217)	(3,510)	(3,510)	(28)
Nomura International	20-Jan	USD	EUR	22,000	4,443	-	95	(1,890)	(14)
Goldman Sachs	18-Jan	USD	PEN	13,800	628	-	(143)	(143)	(2)
BBVA	18-Jan	USD	PEN	55,200	2,522	-	(571)	(571)	(9)
Goldman Sachs	18-Jan	USD	COP	7,200	533	-	(165)	(165)	(5)
BBVA	18-Jan	USD	COP	28,800	2,133	-	(661)	(661)	(19)
					55,408	(684)	(12,178)	(20,023)	(179)
Total					65,401	(684)	(22,039)	(18,955)	(398)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

There were no ineffective hedge derivatives in December 31, 2014 and 2015.

15) CASH AND CASH EQUIVALENTS
	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Cash and cash equivalents at banks	185,024	155,063
Cash equivalents	26,416	28,957
Total	211,440	184,020

As indicated in Note 25, the current accounts of some Group companies have been pledged in as guarantees.

“Cash equivalents” comprises short term fixed-income securities in Brazil, which mature in less than three months and accrue interest indexed to the CDI.

(*) Excluding deferred income and non-financial liabilities

16) FINANCIAL LIABILITIES

Details of financial liabilities at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
2014	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	-	534,988	534,988
Interest-bearing debt (Note 17)	-	60,919	60,919
Finance lease payables (Note 10)	-	4,263	4,263
CVIs (Note 17)	-	36,379	36,379
Derivative financial instruments (Note 14)	1,193	-	1,193
Trade and other payables (Note 18) (*)	-	560	560
Non-current financial liabilities	1,193	637,109	638,302
Debentures and bonds (Note 17)	-	11,213	11,213
Interest-bearing debt (Note 17)	-	801	801
Finance lease payables (Note 10)	-	4,747	4,747
Trade and other payables (Note 18) (*)	-	255,558	255,558
Current financial liabilities	-	272,319	272,319
TOTAL FINANCIAL LIABILITIES	1,193	909,428	910,621

	Thousands of U.S. dollars
2015	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 17)	-	447,641	447,641
Interest-bearing debt (Note 17)	-	58,669	58,669
Finance lease payables (Note 10)	-	2,727	2,727
Derivative financial instruments (Note 14)	684	-	684
CVIs (Note 17)	-	26,240	26,240
Trade and other payables (Note 18) (*)	-	193	193
Non-current financial liabilities	684	535,470	536,154
Debentures and bonds (Note 17)	-	22,163	22,163
Interest-bearing debt (Note 17)	-	16,116	16,116
Finance lease payables (Note 10)	-	2,010	2,010
Trade and other payables (Note 18) (*)	-	188,918	188,918
Current financial liabilities	-	229,207	229,207
TOTAL FINANCIAL LIABILITIES	684	764,677	765,361

(*) Excluding deferred income and non-financial liabilities

The maturity schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2014 and 2015 are as follow:

2014	Thousands of U.S. dollars
	Maturity (years)
	2015	2016	2017	2018	2019	More than 5 years	Total

Senior Secured Notes	22,128	22,128	22,128	22,128	22,128	300,000	410,640
Brazilian bonds—Debentures	34,218	52,867	96,967	98,188	111,976	-	394,216
Finance leases	4,747	2,119	1,255	732	157	-	9,010
Bank borrowings	5,217	18,064	18,835	17,628	16,571	2,659	78,974
CVIs	-	-	-	-	-	77,982	77,982
Trade and other payables	255,558	560	-	-	-	-	256,118
Total financial liabilities	321,868	95,738	139,185	138,676	150,832	380,641	1,226,940

2015	Thousands of U.S. dollars
	Maturity (years)
	2016	2017	2018	2019	2020	More than 5 years	Total

Senior Secured Notes	22,128	22,128	22,128	22,128	300,000	-	388,512
Brazilian bonds—Debentures	37,194	68,967	69,775	78,802	-	-	254,738
Finance leases	2,011	1,583	810	333	-	-	4,737
Bank borrowings	21,831	22,738	21,295	19,943	3,192	-	88,999
CVIs	-	-	-	-	-	51,137	51,137
Trade and other payables	188,918	193	-	-	-	-	189,111
Total financial liabilities	272,082	115,609	114,008	121,206	303,192	51,137	977,234

The Brazilian debentures contract established the following original repayment schedule:

2014	2015	2016	2017	2018	2019	Total
7.00%	11.00%	15.00%	18.00%	21.00%	28.00%	100.00%

As indicated in Note 17, the Brazilian subsidiary made no early repayments in 2015. The new repayment schedule after the early repayments during 2014 and over the initial amount of 915 million Brazilian Reais of Brazilian Debentures is as follow:

2016	2017	2018	2019	2020	Total
4.87%	18.0%	21.0%	28.0%	0.0%	71.9%

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of interest-bearing debt at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
	31/12/2014	31/12/2015
Senior Secured Notes	290,927	292,433
Brazilian bonds—Debentures	244,061	155,208
Bank borrowing	60,919	58,669
CVIs	36,379	26,240
Finance lease payables (Note 10)	4,263	2,727
Sub-total of borrowing from third parties	636,549	535,277
Total non-current	636,549	535,277
Senior Secured Notes	9,342	9,280
Brazilian bonds—Debentures	1,871	12,883
Bank borrowing	801	16,116
Finance lease payables (Note 10)	4,747	2,010
Sub-total of borrowing from third parties	16,761	40,289
Total current	16,761	40,289
TOTAL DEBT WITH THIRD PARTIES	653,310	575,566

We show below the movement of debt with third parties:

2014	Thousands of U.S. dollars
	December 31, 2013	New borrowing	Amortization	Interest accrued	Interest paid	Fair value adjustment	Foreign exchange gain (losses)	Amortization (addition) fees	Translation differences	December 31, 2014

Senior Secured Notes	297,681	-	-	22,128	(22,128)	-	-	2,588	-	300,269
Brazilian bonds - Debentures	345,854	-	(71,497)	45,083	(45,370)	-	-	1,244	(29,382)	245,932
Vendor Loan Note	151,701	-	(147,197)	3,458	(3,458)	-	-	-	(4,504)	-
Finance Lease Payables	11,877	3,503	(5,129)	1,378	(1,378)	-	137	-	(1,377)	9,010
Other borrowings	632	71,462	(232)	2,952	(2,266)	-	-	-	(10,829)	61,720
Total	807,745	74,965	(224,055)	74,999	(74,600)	-	137	3,832	(46,092)	616,931
2015	Thousands of U.S. dollars
	December 31, 2014	New borrowing	Amortization	Interest accrued	Interest paid	Fair value adjustment	Foreign exchange gain (losses)	Amortization (addition) fees	Translation differences	December 31, 2015

Senior Secured Notes	300,269	-	-	22,062	(22,128)	-	-	1,510	-	301,713
Brazilian bonds - Debentures	245,932	-	-	33,196	(31,242)	-	-	712	(80,507)	168,091
Finance Lease Payables	9,010	2,184	(4,077)	700	(700)	-	(400)	-	(1,980)	4,737
Other borrowings	61,720	38,739	(214)	5,910	(5,393)	-	-	-	(25,977)	74,785
Total	616,931	40,923	(4,291)	61,868	(59,463)	-	(400)	2,222	(108,464)	549,326

2014	Thousands of U.S. dollars
	December 31, 2013	Amortization	Change in present value	Foreign exchange gain (losses)	Translation differences	December 31, 2014
Contingent Value Instrument	43,367	-	6,199	(8,481)	(4,706)	36,379
Total	43,367	-	6,199	(8,481)	(4,706)	36,379

2015	Thousands of U.S. dollars
	December 31, 2014	Amortization	Change in present value	Foreign exchange gain (losses)	Translation differences	December 31, 2015
Contingent Value Instrument	36,379	-	5,694	(11,923)	(3,910)	26,240
Total	36,379	-	5,694	(11,923)	(3,910)	26,240

Issuance of bonds—Senior Secured Notes

On January 29, 2013 Atento Luxco 1, S.A. issued 300,000 Senior Secured Notes with a nominal value of 1,000 U.S. dollars each, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem the notes early under the following conditions:

•          At any time prior to January 29, 2016: (i)  up to 40% of the principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 107.375% of the principal amount of the notes, together with accrued and unpaid interest; (ii) some of all notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus an applicable premium, as defined at the Senior Secured Notes’  Offering Memorandum;(iii) during any 12-month period commencing  from the issue date until January 29, 2016, up to 10% of the principal amount of the notes at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest.

•          At any time and from time to time on or after January 29, 2016, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest:

2016: 105.531%

2017: 103.688%

2018: 101.844%

2019 and thereafter: 100.000%

As of December 31, 2015 no early redemption occurred.

Details of the senior secured notes issuances are as follow:

Issuer	Issue date	Number of bonds	Unit nominal value	Annual interest rate	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of December 31, 2015, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes.

The fair value of debt in relation to the issuance of senior secured notes, calculated on the basis of their quoted price at December 31, 2015, is 290,566 thousand U.S. dollars.

The fair value hierarchy of the senior secured notes is Level 1 as the fair value is based on the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2014			12/31/2015
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2020	U.S. Dollar	290,927	9,342	300,269	292,432	9,282	301,714

Brazilian bonds—Debentures

On November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the “Debentures”), which were subscribed by institutional investors (the “Debenture holders”) for an initial amount of 915,000 thousand Brazilian Reais (equivalent to 365,000 thousand U.S. dollars) and not convertible in shares. This long-term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate plus 3.70%. Interest is paid on a half-yearly basis.

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

Under the terms of the financing contract, the Brazilian subsidiary must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. To date, the company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2014			12/31/2015
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2019	Brazilian Real	244,061	1,871	245,932	166,620	1,471	168,091

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flow discounted and is classified in Level 2 of the fair value hierarchy.

Bank borrowing
Bank borrowings are held in the following currencies:
	Thousands of U.S. dollars
	12/31/2014		12/31/2015
	Foreign currency debt	U.S. Dollars debt	Foreign currency debt	U.S. Dollars debt
BRL	162,953	61,348	291,573	74,670
MAD	3,413	372	1,121	113
Total	-	61,720	-	74,783

The carrying amount of bank borrowing is similar to their fair value. The fair value is based on the cash flow discounted and is within Level 2 of the fair value hierarchy.

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”), equivalent to 76.8 million U.S. dollars as of December 31, 2015.

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP)

Each tranche intend to finance different purposes, as described below:

•    Tranche A and B: investments in workstations, infrastructure, technology, training, services and software development, marketing and commercialization, within the scope of BNDES program, Desenvolvimento da Indústria Nacional de Software e Serviços de Tecnologia de Informação – BNDES Prosoft.

•    Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•    Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•    Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases the credit facility once the debtor met certain requirements in the signed contract as deliver the guarantee (stand-by letter) and demonstrate the expenditures related to the project. Since the beginning of the credit facility the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	6,490	3,204	4,486	320	-	14,500
April 16, 2014	2,697	1,349	1,888	135	-	6,069
July 16, 2014	-	-	-	-	154	154
August 13, 2014	16,030	1,751	2,574	277	-	20,632
Subtotal 2014	25,217	6,304	8,948	732	154	41,355
March 26, 2015	4,702	1,175	1,669	136	-	7,682
April 17, 2015	9,404	2,351	3,337	273	-	15,365
December 21, 2015	7,395	1,843	-	-	179	9,417
Subtotal 2015	21,501	5,369	5,006	409	179	32,464
Total	46,718	11,673	13,954	1,141	333	73,819

This facility should be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2015, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

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

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides for borrowings of up to €50 million ($54.4 million as of December 31, 2015). The Revolving Credit Facility allows  borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, bonding, documentary or stand-by letter of credit facility, a short term loan facility, a derivatives facility, and a foreign exchange facility). This facility matures in July 2019. As of December 31, 2015, the Revolving Credit Facility remains undrawn.

As of June 28, 2011, Atento Maroc, S.A. arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As of December 31, 2015, the principal loan balance was 1.1 million Dirhams (0.1 million U.S. dollars) (3.4 million Dirhams and 0.4 million U.S. dollars as of December 31, 2014).

Contingent Value Instruments

As described in the note 1, the acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l. (formerly BC Luxco 3, S.à.r.l.). The acquisition will be paid through CVI – Contingent Value Instruments. The CVI has an aggregated nominal value of $666.8 million Argentinian Pesos.

The CVI is the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and are subject to mandatory payment in the following scenarios: A) if any year between 2012 to 2022 the Argentinian subsidiary has excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess will be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) will be paid integrally in 2022.

The obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

There is no additional covenants or conditions associated in the CVI, as of December 31, 2015, we were in compliance with the terms and conditions of the CVI.

The CVI does not incur interest and are valued by discounting the total maturity value back to the issue date using the market interest rate. As of December 31, 2015, the balance was $26.3 million. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations under the CVI are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

18) TRADE AND OTHER NON TRADE PAYABLES

Details of trade and other payables at December 31, 2014 and 2015 are as follow:
	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Other payables	560	193
Deferred income	401	15,809
Total non-current	961	16,002
Suppliers	104,004	75,370
Advances	1,762	3,311
Suppliers of fixed assets	31,736	41,648
Personnel	111,154	54,138
Other payables	6,904	14,451
Deferred income	2,133	1,322
Total current	257,693	190,240
Total current and non-current	258,654	206,242
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

As of December 31, 2015 share capital stood at 48 thousand U.S. dollars, divided into 73,751,131 shares. PikCo owns 85.1% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its profits for the year to a legal reserve until the reserve reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2014 and 2015, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings/(losses)

Movements in retained earnings/(losses) during 2014 and 2015 are as follow:

Thousands of U.S. dollars
At December 31, 2013	(60,659)
Loss for 2014	(42,152)
At December 31, 2014	(102,811)
Profit for 2015	49,148
At December 31, 2015	(53,663)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Share-based payments

a) Description of share-based payment arrangements

At December 31 2015, selected employees of Atento S.A. (directors, officers and other employees) had the following two share-based payment arrangements for the employees of its subsidiaries:

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

•  10% compound annual growth: 25% of the RSUs vest;

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

	Time RSU		Performance RSU
	Time RSU	Time RSU	Adj. EBITDA			Comments
				TSR 1	TSR 2
Variable
Stock price (USD)	11.06	11.06	11.06	11.06	11.06	Stock price of Atento S.A. in USD at grant date December 3, 2014
Strike price (USD)	0.01	0.01	0.01	19.97	27.74	Value close to nil will be paid
Time (years)	1	2	3	3	3	Time to vest as per the contract
Risk free rate	0.18%	0.57%	1.04%	1.04%	1.04%	USD risk free rate obtained from Bloomberg
Expected volatility	4.11%	4.11%	4.11%	4.11%	4.11%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	2.00%	2.00%	2.00%	2.00%	2.00%	Assumption is made to set dividend yield at 2% because 1) there will be a limited ability to pay dividends in the near term and 2) it is in line with the dividend yield of the main competitors
Value RSU in USD	10.83	10.62	10.41	-	-

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

c) Outstanding RSUs

As of December 31, 2015, there are 119,634 Time RSUs outstanding and 871,649 Performance RSUs outstanding. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

Management has made the following assumptions regarding the service and non-market performance conditions:

•  For the first year, the expectation was that 100% of the holders of both the RSUs would meet the service conditions of 2 and 3 years.

•  For the second year, it is expected that 80% of the holders of the Time RSUs will meet the service condition of two years.

•  For the second and third year, it is expected that 80% of the holders of the Performance RSUs will meet the service condition for three years.

•  Finally, there is an 80% probability that the Adjusted EBITDA targets present in the Performance RSUs will be met at the end of the third year.

A reference is made to the accounting policy regarding these share-based payments.

The weighted average of RSUs granted was USD 10.72 for Time RSU and USD 10.41 for Performance RSU.

An overview of the current RSUs that are outstanding is given in the table below:

	Time RSU	Performance RSU
Outstanding December 31, 2014	256,134	931,189
Forfeited (*)	(10,991)	(59,540)
Vested (**)	(125,509)	-
Outstanding December 31, 2015	119,634	871,649

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

(**) As of October 1, 2015, a total of 125,509 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.

The movement of the RSUs shared with the subsidiaries during 2015 is as follow:

	Time RSU				Performance RSU
Country	Balance as of December 31, 2014	Forfeited	Vested	Balance as of December 31, 2015	Balance as of December 31, 2014	Forfeited	Balance as of December 31, 2015
Argentina	13,881	(845)	(6,941)	6,095	20,600	(2,371)	18,229
Brazil	102,267	(1,569)	(51,134)	49,564	312,236	(5,493)	306,743
Chile	9,849	-	(4,924)	4,925	48,345	-	48,345
Spain	49,269	(15,443)	(18,643)	15,183	136,539	(42,168)	94,371
France	4,120	-	(2,060)	2,060	3,845	-	3,845
Guatemala	2,047	-	(1,023)	1,024	1,911	-	1,911
Mexico	51,195	(5,328)	(22,934)	22,933	112,446	(9,508)	102,938
Morocco	2,937	-	(1,468)	1,469	2,742	-	2,742
Peru	5,204	-	(2,602)	2,602	8,096	-	8,096
United States	15,365	12,195	(13,780)	13,780	284,429	-	284,429
Total	256,134	(10,990)	(125,509)	119,635	931,189	(59,540)	871,649

d) Expense recognized in Profit or Loss

In 2015, $1,982 thousand U.S. dollars ($584 thousand U.S. dollars as at December 31, 2014) related to stock-based compensation are recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax
The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	For the year ended December 31,
	2013	2014	2015

Profit/(loss) before tax	4,307	(23,619)	72,933
Income tax applying the statutory tax rate	1,259	(6,901)	21,296
Permanent differences	17,291	12,026	12,845
Adjustments due to international tax rates	(12,538)	4,584	(11,218)
Tax credits	(92)	(295)	(497)
Branches Income Tax	2,409	2,544	688
Reduction of the domestic federal statutory rate (a)	-	6,554	1,359
Other	17	21	-

Total income tax expense	8,346	18,533	23,785

(a)     This item is related to the modification on the tax legislation in Spain that reduced the income tax rate from 30% for the calendar year of 2014 to 28% for the calendar year of 2015 and fixed the tax rate of 25% for the following years.

Permanent differences in 2015 are mainly due to provisions in Brazil, Colombia and Mexico, which are not deductible for tax purposes.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2013	2014	2015
Current tax expense	23,953	33,814	27,083
Deferred tax	(11,372)	(15,669)	(3,800)
Adjustment to prior years	(4,235)	388	502
Total income tax expense	8,346	18,533	23,785

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

The effective tax rate on Atento Group’s consolidated earnings in 2015 is 32,61%. This effective tax rate is based on the pre-tax profit that is 72.933 thousand U.S. dollars, with an income tax expense of 23.785 thousand U.S. dollars.

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

            b) Deferred tax assets and liabilities

           The breakdown and balances of deferred tax assets and  deferred tax liabilities at December 31, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2013	Income Statement		Equity		Transfers	Translation differences	Acquisition of new entities (Note 5)	Balance at 12/31/2014
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	179,939	48,016	(52,454)	-	-	(653)	(24,749)	38	150,137
Unused tax losses (*)	21,314	17,701	(15,832)	-	-	(645)	(4,400)	38	18,176
Unused tax credits	514	224	(187)	-	-	(413)	(103)	-	35
Deferred tax assets (temporary differences)	158,111	30,091	(36,435)	-	-	405	(20,246)	-	131,926
DEFERRED TAX LIABILITIES	(119,282)	3	22,371	-	1,596	(6)	14,097	(1,911)	(83,132)
Deferred tax liabilities (temporary differences)	(119,282)	3	22,371	-	1,596	(6)	14,097	(1,911)	(83,132)

(*) Tax credits for loss carryforwards

	Thousands of U.S. dollars
	Balance at 12/31/2014	Income Statement		Equity		Transfers	Translation differences	Balance at 12/31/2015
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	150,137	29,897	(39,205)	1,376	(238)	(2,954)	(31,177)	107,836
Unused tax losses (*)	18,176	8,546	(6,053)	18	79	(4,194)	(3,373)	13,199
Unused tax credits	35	-	(497)	-	-	2,946	(1)	2,483
Deferred tax assets (temporary differences)	131,926	21,351	(32,655)	1,358	(317)	(1,706)	(27,803)	92,154
DEFERRED TAX LIABILITIES	(83,132)	(2,372)	15,479	(1,993)	25	-	15,931	(56,062)
Deferred tax liabilities (temporary differences)	(83,132)	(2,372)	15,479	(1,993)	25	-	15,931	(56,062)

(*) Tax credits for loss carryforwards

As a result of the business combination described in Note 5, the Company recognized deferred tax liabilities amounting to 1.7 million U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2014	2015	2016	2017	2018	2019	2020	Subsequent years	Total
Tax losses	702	1,346	2,098	2,313	2,560	2,560	6,595	18,174
Deductible temporary differences	23,719	22,655	23,607	6,285	6,391	6,797	42,474	131,928
Tax credits for deductions	35	-	-	-	-	-	-	35
Total deferred tax assets	24,456	24,001	25,705	8,598	8,951	9,357	49,069	150,137
Total deferred tax liabilities	10,078	10,051	10,605	10,575	10,549	10,528	20,746	83,132

	Thousands of U.S. dollars
2015	2016	2017	2018	2019	2020	2021	Subsequent years	Total
Tax losses	134	1,849	2,444	3,273	4,549	134	816	13,199
Deductible temporary differences	939	12,912	17,060	22,847	31,758	939	5,699	92,154
Tax credits for deductions	25	348	460	616	856	25	154	2,483
Total deferred tax assets	1,099	15,109	19,963	26,735	37,162	1,099	6,668	107,836
Total deferred tax liabilities	6,778	7,151	7,131	7,114	7,100	7,100	13,687	56,062

In addition, the Atento Group has not capitalized certain tax losses amounting to 71 million U.S. dollars generated by the holding companies in the one-month period ended December 31, 2012.

The balance of deferred taxes related with items in other comprehensive income is as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Cash flow hedges	(3,001)	1,596	314

c) Taxes receivables/payables

Details of taxes receivables and payables at December 31, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
Receivables	2014	2015
Non-current
Indirect taxes	4,851	5,112
Current
Indirect taxes	4,691	3,502
Other taxes	6,071	6,328
Income tax	13,603	13,966
Total	29,216	28,908

	Thousands of U.S. dollars
	For the year ended December 31,
Payables	2014	2015

Non-current
Social security	1,596	1,001
Current
Indirect taxes	28,903	23,396
Other taxes	45,613	44,598
Income tax	7,351	6,614
Total	83,463	75,609

21) PROVISIONS AND CONTINGENCIES

Movements in provisions during 2014 and 2015 were as follow:
	Thousands of U.S. dollars
	12/31/2013	Allocation	Acquisition of new entities (Note 5)	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2014

Non-current

Provisions for liabilities	72,816	11,635	2,104	(21,960)	-	-	-	(7,706)	56,889
Provisions for taxes	10,291	3,906	9,490	(356)	-	1,251	-	(2,865)	21,717
Provisions for dismantling	15,468	2,983	-	(375)	-	-	-	(2,127)	15,949
Other provisions	487	152	-	(434)	-	50	-	(36)	219
Total non-current	99,062	18,676	11,594	(23,125)	-	1,301	-	(12,734)	94,774

Current

Provisions for liabilities	7,192	2,878	-	(1,713)	(111)	-	-	(1,547)	6,699
Provisions for taxes	938	69	-	-	-	-	-	(61)	946
Provisions for dismantling	207	5	-	(135)	-	-	-	(14)	63
Other provisions	6,181	9,269	-	(3,116)	(58)	-	-	(1,475)	10,801

Total current	14,518	12,221	-	(4,964)	(169)	-	-	(3,097)	18,509

	Thousands of U.S. dollars
	12/31/2014	Allocation	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2015
Non-current
Provisions for liabilities	56,889	3,126	(78)	(3,118)	(10,610)	-	(16,677)	29,532
Provisions for taxes	21,717	3,705	-	(5,254)	(109)	-	(6,776)	13,283
Provisions for dismantling	15,949	2,689	-	-	-	(1,284)	(5,289)	12,065
Other provisions	219	70	(2)	(119)	(4)	-	(24)	140
Total non-current	94,774	9,590	(80)	(8,491)	(10,723)	(1,284)	(28,766)	55,020

Current
Provisions for liabilities	6,699	2,302	(333)	(481)	(4)	(46)	(1,932)	6,205
Provisions for taxes	946	885	2	(844)	-	-	(113)	876
Provisions for dismantling	63	2	-	-	(46)	1,284	(32)	1,271
Other provisions	10,801	3,260	(4,095)	(5,878)	-	46	(1,044)	3,090
Total current	18,509	6,449	(4,426)	(7,203)	(50)	1,284	(3,121)	11,442

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 41,838 thousand U.S. dollars and 30,859 thousand U.S. dollars as of December 31, 2014 and 2015, respectively.

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

At December 31, 2015, lawsuits still before the courts were as follow:

At December 31, 2015, Atento Brasil was involved in approximately 10,936 labor-related disputes, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 60,803 thousand U.S. dollars, of which 26,820 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable, 30,166 thousand U.S. dollars are classified as possible, and 3,817 thousand U.S. dollars are classified as remote.

In addition, at December 31, there are labor-related disputes belonging to the company CBCC totaling 1,495 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of December 31, 2015 Atento Brazil was party to 12 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL80.8 million, of which BRL2.4 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure you that these current claims or future claims brought against us will not result in liability to us, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, Atento Brasil, S.A. has 23 civil lawsuits ongoing for various reasons (26 in 2014). The total amount of these claims is approximately 2,514 thousand U.S. dollars (3,199 thousand U.S. dollars at December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

 In addition, at December 31, 2015 Atento Brasil, S.A. has 42 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (29 in 2014). The total amount of these claims is approximately 24,577 thousand U.S. dollars (33,796 thousand U.S. dollars at December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at December 31, there are tax authorities disputes belonging to the company CBCC totaling 3,834 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to stand out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August/15 decided to change the factor of indexation related to labor contingencies. The decision changes the Reference Rate index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price  index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during  October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company´s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through December 31, 2015 is approximately 4,983 thousand U.S. dollars and in the period from August 31, 2015 through December 31, 2015 is approximately 2,579 thousand U.S. dollars. We will monitor this matter during 2016.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 4,955 thousand U.S. dollars.

 At December 31, 2015 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities amounting to 8,627 thousand U.S. dollars (8,509 thousand U.S. dollars in 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

At December 31, 2015 Atento Teleservicios España S.A.U. and the rest of Spanish companies was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,483 thousand U.S. dollars (4,401 thousand U.S. dollars in 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2015 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 7,359 thousand U.S. dollars (5,897 thousand U.S. dollars in 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue at the Atento Group for the year ended December 31, 2013, 2014 and 2015 is as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Revenue
Services rendered	2,341,115	2,298,324	1,965,600
Total	2,341,115	2,298,324	1,965,600

b) Other operating income

Details of other operating income recognized in the consolidated income statements for the year ended December 31, 2013, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Other operating income
Other operating income	2,587	3,605	2,279
Grants	1,698	716	626
Income from indemnities and other non-recurring income	57	187	1,407
Gains on disposal of non-current assets	25	71	10
Total	4,367	4,579	4,322

c) Supplies

Details of amounts recognized under “Supplies” during the year ended December 31, 2013, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	2013	2014	2015

Supplies
Subcontracted services	13,094	6,017	2,553
Infrastructure leases (Note 25)	2,279	3,164	4,236
Purchases of materials	570	1,123	1,434
Communications	18,288	27,334	31,714
Other	81,109	67,170	38,510
Total	115,340	104,808	78,447

d) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the year ended December 31, 2013, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2014	Allocation	Application	Reversal	Discounted	Transfers	Translation differences	12/31/2015
Non-current
Provisions for liabilities	56,889	3,126	(78)	(3,118)	(10,610)	-	(16,677)	29,532
Provisions for taxes	21,717	3,705	-	(5,254)	(109)	-	(6,776)	13,283
Provisions for dismantling	15,949	2,689	-	-	-	(1,284)	(5,289)	12,065
Other provisions	219	70	(2)	(119)	(4)	-	(24)	140
Total non-current	94,774	9,590	(80)	(8,491)	(10,723)	(1,284)	(28,766)	55,020

Current
Provisions for liabilities	6,699	2,302	(333)	(481)	(4)	(46)	(1,932)	6,205
Provisions for taxes	946	885	2	(844)	-	-	(113)	876
Provisions for dismantling	63	2	-	-	(46)	1,284	(32)	1,271
Other provisions	10,801	3,260	(4,095)	(5,878)	-	46	(1,044)	3,090
Total current	18,509	6,449	(4,426)	(7,203)	(50)	1,284	(3,121)	11,442

(a)     During the year 2014 the Federal Courts decided that the INSS contributions on indemnifications would not be taxed by Social Security (INSS). During 2015 there were several repetitions of the decision reached in 2014 and also corroborated by the decision of the Administrative Council of TAX Appels – CARF. Based on this decision, Atento Brazil identified the credits from the period of 5 years and recorded it. These credits can be used by Atento Brazil to offset against future payments to the INSS.

The average headcount in the Atento Group in 2013, 2014 and 2015 and the breakdown by country is as follow:

	Average headcount
	2013	2014	2015

Brazil	86,413	82,702	90,418
Central America	4,051	4,161	4,687
Chile	3,883	4,703	4,615
Colombia	5,400	6,274	7,770
Spain	13,830	12,121	10,497
Morocco	1,544	1,367	1,348
Mexico	18,823	20,033	19,934
Peru	10,561	12,874	15,279
Puerto Rico	763	706	832
United States	405	419	629
Czech Republic (*)	933	673	-
Argentina and Uruguay	9,151	8,062	7,829
Corporate	75	81	136
Total	155,832	154,176	163,974
(*) Operations in Czech Republic were divested in the last quarter of 2014.

e) Depreciation and amortization

The depreciation and amortization charges recognized in the consolidated income statements for the year ended December 31, 2013, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	2013	2014	2015

Intangible assets (Note 6)	70,680	60,819	51,773
Property, plant and equipment (Note 9)	58,295	59,001	51,085
Total	128,975	119,820	102,858

f) Other operating expenses

The breakdown of “Other operating expenses” in the consolidated income statements for the year ended December 31, 2013, 2014 and 2015 is as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Other operating expenses
External services provided by other companies	339,817	346,736	225,487
Losses on disposal of fixed assets	1,160	899	800
Taxes other than income tax	14,497	10,397	9,310
Other ordinary management expenses	196	2,160	9,496
Total	355,670	360,192	245,093

Details of “External services provided by other companies” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2013	2014	2015

External services provided by other companies
Leases (Note 25c)	118,335	106,345	75,573
Installation and maintenance	44,688	35,997	25,159
Lawyers and law firms	12,264	13,159	6,055
Tax advisory services	329	240	504
Consultants	36,255	30,436	12,117
Audits and other related services	2,740	6,911	3,347
Studies and work performed	1,497	724	372
Other external professional services	45,044	76,923	40,863
Publicity, advertising and public relations	7,753	9,327	7,643
Insurance premiums	1,998	1,987	231
Travel expenses	13,984	14,666	8,502
Utilities	35,627	31,701	33,700
Banking and similar services	625	8,734	2,191
Other	18,678	9,586	9,230
TOTAL	339,817	346,736	225,487

The amounts recognized under “Consultants” and “Other external professional services” in the year ended December 31, 2013 and 2014 primarily relate to expenses incurred on the acquisition of the Atento Group from Telefónica, S.A. and other integration related costs. For the year ended December 31, 2015 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

g) Net finance expense

The breakdown of “Finance income” and “Finance costs” in the consolidated income statements for the year ended December 31, 2013, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Finance income
Interest received from third parties	10,832	17,326	15,459
Total finance income	10,832	17,326	15,459
Finance costs
Interest paid to Group companies	(25,652)	(25,435)	496
Interest paid to third parties	(90,820)	(95,243)	(74,631)
Discounts to the present value of provisions and other liabilities	(1,216)	(1,386)	(1,547)
Total finance costs	(117,688)	(122,064)	(75,682)

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2013
	Exchange gains	Exchange losses	Net
Fair value of financial instruments	6,935	(18,514)
Fair value of financial instruments	6,935	(18,514)	(11,579)
Foreign Exchange gains/(losses)
Loans and receivables	23,781	(10,842)
Other financial transactions	2,617	(519)
Current transactions	24,982	(22,117)
Disposal of Financial assets	27	(161)
Total	51,407	(33,639)	17,768

Thousands of U.S. dollars	2014
	Exchange gains	Exchange losses	Net
Fair value of financial instruments	40,903	(13,631)
Fair value of financial instruments	40,903	(13,631)	27,272
Foreign Exchange gains/(losses)
Loans and receivables	-	(32,905)
Current transactions	36,576	(37,034)
Disposal of Financial assets	60	-
Total	36,636	(69,939)	(33,303)

Thousands of U.S. dollars	2015
	Exchange gain	Exchange loss	Net
Fair value of financial instruments	29,915	(12,380)
Fair value of financial instruments	29,915	(12,380)	17,535
Foreign Exchange gains/(losses)
Loans and receivables	86,936	(77,520)
Other financial transactions	3,101	(8,789)
Current transactions	16,749	(24,460)
Disposal of Financial assets	34	(30)
Total	106,820	(110,799)	(3,979)

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

The CEO considers the business from the geographical perspective in the following areas:

•    EMEA, which combines the activities carried out regionally in Spain, Morocco and the Czech Republic1.

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

 1 Until December 2014.

The major data for these segments for the year ended December 31, 2013 was as follow:
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group

Sales to other companies	119,515	401,979	683,110	-	1,204,604
Sales to Telefónica Group customers	243,264	370,225	523,022	-	1,136,511
Intragroup sales	278	499	-	(777)	-
Other operating income and expenses	(338,802)	(657,436)	(1,055,441)	(55,487)	(2,107,166)
EBITDA	24,255	115,267	150,691	(56,264)	233,949
Depreciation and amortization	(24,398)	(47,695)	(55,886)	(996)	(128,975)
Operating profit/(loss)	(143)	67,572	94,805	(57,260)	104,974
Financial results	(18,358)	(3,891)	(43,913)	(34,505)	(100,667)
Income tax	7,770	(19,305)	(17,710)	20,899	(8,346)
Profit/(loss) for the period	(10,731)	44,376	33,182	(70,866)	(4,039)
EBITDA	24,255	115,267	150,691	(56,264)	233,949
Acquisition and integration costs	585	618	5,992	22,068	29,263
Restructuring costs	1,890	2,506	-	8,453	12,849
Sponsor management fees	-	-	-	9,130	9,130
Site relocation costs	-	-	1,845	-	1,845
Financing fees	-	-	561	5,543	6,104
Other	-	-	2,005	-	2,005
Adjusted EBITDA (unaudited)	26,730	118,391	161,094	(11,070)	295,145
Capital expenditure	7,180	31,812	63,241	796	103,029
Fixed assets	136,916	303,329	377,933	3,941	822,119
Allocated assets	535,645	694,391	853,018	(240,874)	1,842,180
Allocated liabilities	361,576	398,067	661,039	555,464	1,976,146

The major data for these segments for the year ended December 31, 2014 was as follow:
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group

Sales to other companies	127,291	408,485	693,165	-	1,228,941
Sales to Telefónica Group	207,241	370,527	491,615	-	1,069,383
Sales to other group companies	252	407	-	(659)	-
Other operating income and expense	(359,883)	(672,172)	(1,025,955)	(33,344)	(2,091,354)
EBITDA	(25,099)	107,247	158,825	(34,003)	206,970
Depreciation and amortization	(20,430)	(42,959)	(55,372)	(1,059)	(119,820)
Operating profit/(loss)	(45,529)	64,288	103,453	(35,062)	87,150
Financial results	(13,611)	(14,716)	(42,917)	(39,525)	(110,769)
Income tax	15,308	(19,641)	(22,271)	8,071	(18,533)
Profit/(loss) for the period	(43,832)	29,931	38,265	(66,516)	(42,152)
EBITDA	(25,099)	107,247	158,825	(34,003)	206,970
Acquisition and integration related costs	-	39	8,784	1,037	9,860
Restructuring costs	16,602	8,092	1,354	667	26,715
Sponsor management fees	-	-	-	7,285	7,285
Site relocation costs	-	-	1,668	-	1,668
Financing and IPO fees	-	405	1,893	49,657	51,955
Asset impairments and Other	34,938	1,902	(406)	(34,530)	1,904
Adjusted EBITDA (unaudited)	26,441	117,685	172,118	(9,887)	306,357
Capital expenditure	4,182	38,014	76,616	1,276	120,088
Fixed assets	76,081	257,322	363,103	3,239	699,745
Allocated assets	456,829	658,054	813,004	(269,986)	1,657,901
Allocated liabilities	312,676	378,782	611,560	(109,983)	1,193,035

The major data for these segments for the year ended December 31, 2015 was as follow:
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	87,241	411,651	577,519	-	1,076,411
Sales to Telefónica Group	160,148	376,347	352,675	-	889,170
Sales to other group companies	32	1,775	-	(1,788)	19
Other operating income and expense	(236,253)	(685,565)	(813,701)	(7,623)	(1,743,142)
EBITDA	11,168	104,208	116,493	(9,411)	222,458
Depreciation and amortization	(13,711)	(38,371)	(49,979)	(797)	(102,858)
Operating profit/(loss)	(2,543)	65,837	66,514	(10,208)	119,600
Financial results	(12,616)	(8,678)	(25,257)	(116)	(46,667)
Income tax	2,598	(20,157)	(14,010)	7,784	(23,785)
Profit/(loss) for the period	(12,561)	37,002	27,247	(2,540)	49,148
EBITDA	11,168	104,208	116,493	(9,411)	222,458
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	6,901	3,107	5,613	780	16,401
Site relocation costs	-	27	3,383	-	3,410
Financing and IPO fees	-	-	-	313	313
Asset impairments and Other	970	1,610	3,892	1,098	7,570
Adjusted EBITDA (unaudited)	19,039	109,060	129,381	(7,220)	250,260
Capital expenditure	7,332	39,207	74,248	427	121,214
Fixed assets	62,014	211,105	266,454	2,372	541,945
Allocated assets	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities	278,871	327,042	456,823	(82,111)	980,625

"Other and eliminations" includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:
	Thousands of U.S. dollars
Country	2013	2014	2015

Spain	327,351	306,599	233,041
Morocco	20,863	18,417	14,348
Czech Republic	14,565	9,516	-
Other and eliminations (*)	278	252	-
EMEA	363,057	334,784	247,389

Argentina	198,710	151,939	162,143
Chile	68,454	79,270	79,626
Colombia	65,738	69,522	59,546
El Salvador	12,753	13,929	19,238
United States	20,142	20,727	28,865
Guatemala	14,405	15,323	17,091
Mexico	265,198	274,999	242,426
Peru	102,168	131,772	145,413
Puerto Rico	14,898	12,777	13,982
Uruguay	9,565	8,017	3,652
Panama	173	737	4,617
Other and eliminations (*)	499	407	13,174

Americas	772,703	779,419	789,773
Brazil	1,206,132	1,184,780	930,194
Other and eliminations (*)	(777)	(659)	(1,756)
Total revenue	2,341,115	2,298,324	1,965,600

(*) Includes revenue holding-company level as well as consolidation adjustments.

As stated in Note 5, the Atento Group signed a framework contract with Telefónica that expires in December 31, 2021. In 2015, approximately 45.2% of service revenue were generated from business with Telefónica Group companies (46.5% in 2014 and 48.5% in 2013).

24) RESULTS PER SHARE

Basic results per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

	Thousands of U.S. dollars
	2013	2014	2015
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	(4,039)	(42,152)	49,148
Weigthed average number of ordinary shares	68,800,000	69,603,252	73,648,760
Basic result per thousand shares (in U.S. dollars)	(0.06)	(0.61)	0.67

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share based plan was first granted in October 2014.

	Thousands of U.S. dollars
	2013	2014	2015
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	(4,039)	(42,152)	49,148
Potential increase in number of ordinary shares outstanding ins respect of share base plan	-	753,782	1,026,207
Adjusted weighted average number of ordinary shares	68,800,000	70,357,034	74,674,967
Diluted result per thousand shares (in U.S. dollars)	(0.06)	(0.60)	0.66

(1) Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to profit/(loss) for the year.

25) COMMITMENTS

a) Guarantees and commitments

As of December 31, 2014 and 2015 the Atento Group had issued various guarantees and commitments to third parties amounting to 234,990 thousand U.S. dollars and 242,022 thousand U.S. dollars respectively.

The transactions guaranteed and their respective amounts at December 31, 2014 and 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2014	12/31/2015
Guarantees
Financial, labor related, tax and rental transactions	158,499	141,080
Contractual obligations	76,486	100,941
Other	5	1
Total	234,990	242,022

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

b) Other financial commitments

As described in Note 17, on November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued debentures in Brazil, subscribed by institutional investors. This long-term financial commitment matures in 2019.

In addition, on December 26, 2012 a trustee agreement was signed between Atento Brasil, S.A. BC Brazilco Participações, S.A. and Banco BTG Pactual, S/A (as the depository bank) in order to guarantee this debenture issue.

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

c) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follow:

	Thousands of U.S. dollars
	2014	2015
Up to 1 year	73,717	57,873
Between 1 and 5 years	181,632	129,022
More than 5 years	36,986	43,719
Total	292,335	230,614

Total operating lease expenses recognized in the consolidated income statements for the year ended December 31, 2015 amount to 4,236 thousand U.S. dollars (3,164 thousand U.S. dollars in 2014 and 2,279 thousand U.S. dollars in 2013) under “Infrastructure leases” (see Note 22c) and 75,573 thousand U.S. dollars (106,345 thousand in 2014 and 118,335 thousand in 2013) under “External services provided by other companies” (see Note 22f).

No contingent payments on operating leases were recognized in the consolidated income statements for the year ended December 31, 2013, 2014 and 2015.

The operating leases where Atento Group acts as lessee are mainly on premises used as call centers. These leases have various termination dates, with the latest in 2025.

At December 31, 2015 the payment commitment for the early cancellation of these leases amounts to 127,531 thousand U.S. dollars (141,779 thousand U.S. dollars in 2014 and 147,914 thousand U.S. dollars in 2013).

26) RELATED PARTIES

Directors

The directors of the Company as of the date on which the financial statements were prepared are Melissa Bethell, Aurelien Vasseur, Francisco Tosta Valim, Thomas Iannotti, Luis Javier Castro, Stuart Gent, Devin O’Reilly, and Alejandro Reynal.

The directors currently serving on the Board of the Company received no remuneration whatsoever for their functions as directors in 2014 nor in 2015. At December 31, 2015, the directors acquired the right on the share-based payments, as described in Note 19.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in 2014 and 2015 are as follow:

2014
Name	Post

Alejandro Reynal Ample	Chief Executive Officer
Mauricio Teles Montilha	Chief Financial Officer
Mª Reyes Cerezo Rodriguez Sedano	Legal and Regulatory Compliance Director
Juan Enrique Gamé	Regional Director—South America
Jose María Pérez Melber	Regional Director—EMEA
Mariano Castaños Zemborain	Regional Director Commercial
Bruce Dawson	Regional Director Near Shore
Michael Flodin	Regional Director of Operations
Nelson Armbrust	Regional Director—Brazil
José Ignacio Cebollero Bueno	Director of Human Resources
Miguel Matey Marañón	Regional Director—North America and Mexico

2015
Name	Post

Alejandro Reynal Ample	Chief Executive Officer and Director
Mauricio Teles Montilha	Chief Financial Officer
Daniel Figueirido	Chief Commercial Officer
José Ignacio Cebollero Bueno	Chief People Officer
Michael Flodin	Chief Operations Officer
Mª Reyes Cerezo Rodriguez Sedano	General Counsel
Nelson Armbrust	Brazil Regional Director
Miguel Matey Marañón	North America Regional Director
Juan Enrique Gamé	South America Regional Director
Jose María Pérez Melber	EMEA Regional Director

The following table shows the total remuneration paid to the Atento Group’s key management personnel in 2013, 2014 and 2015:
	Thousands of U.S. dollars
	2013	2014	2015
Total remuneration paid to key management personnel	8,303	5,491	8,155

The breakdown of the remuneration shown above is as follow:
	Thousands of U.S. dollars
	12/31/2013	12/31/2014	12/31/2015
Salaries and variable remuneration	7,896	4,990	6,999
Salaries	3,401	2,999	3,897
Variable remuneration	1,365	1,991	3,102
Other remuneration related to Management Incentive Program	3,130	-	-
Payment in kind	407	501	1,156
Medical insurance	70	72	135
Life insurance premiums	17	8	10
Other	320	421	1,011
Total	8,303	5,491	8,155

27) OTHER INFORMATION

a) Auditors’ fees

The fees to the various member firms of the Ernst & Young international organization, of which Ernst & Young Auditores Independentes S.S., auditors of the Atento Group in 2013, 2014 and 2015, amounted to a 1,836 thousand U.S. dollars, 3,534 thousand U.S. dollars and 1,858 thousand U.S. dollars, respectively.

Details of these amounts are as follow:

	Thousands of U.S. dollars
	2013	2014	2015
Audit fees (*)
Audit services	1,836	3,534	1,858
Total	1,836	3,534	1,858

(*) Audit services: services included in this heading are mainly the audit of the annual and interim financial statements and the review of the 20-F report to be filed with the Security and Exchange Commission (SEC) and the audit services related to the IPO. These fees include amounts in respect of fully consolidated Atento Group companies.

b) Restricted net assets

Certain of our consolidated subsidiaries (Atento Argentina S.A. and Atento Brasil S.A.) are restricted from remitting certain funds to us including paying certain dividends, purchasing or redeeming capital stock, making certain payments on subordinated debt from our current indenture agreements and as a result of a variety of regulations, contractual or statutory requirements.

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

In consequence, the separate financial statements of the Company are presented below:

ATENTO S.A.
CONDENSED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)

	For the year ended December 31,
	2014	2015
ASSETS
Investments	644,398	540,760
Trade and other receivables	342	1,450
Other assets	4	7
Other taxes receivables	10	-
Cash and cash equivalents	9,333	5,724
TOTAL ASSETS	654,087	547,941
EQUITY AND LIABILITIES
Accounts payable and other liabilities	9,878	7,486
TOTAL LIABILITIES	9,878	7,486

Share capital	45	45
Net Investment/ Share premium	640,035	638,279
Retained earnings/(losses)	(19,884)	(1,347)
Translation differences	24,014	(99,087)
Stock-based compensation	584	2,565
TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	643,625	540,455
TOTAL EQUITY AND LIABILITIES	653,503	547,941

ATENTO S.A.
CONDENSED INCOME STATEMENTS
(In thousands of U.S. dollars)

	For the year ended December 31,
	2014	2015

Operating profit/(loss)	(19,971)	(2,219)
Net finance expense	92	876
Loss before tax	(19,879)	(1,343)
Income tax expense	(4)	(4)
Loss for the year	(19,883)	(1,347)

ATENTO S.A.
CONDENSED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	For the year ended December 31,
	2014	2015

Loss for the year	(19,883)	(1,347)
Other comprehensive income/(loss):
Translation differences	24,014	(99,087)
Other comprehensive income/(loss), net of taxes	24,014	(99,087)
Total comprehensive loss	4,131	(100,434)

ATENTO S.A.
CONDENSED STATEMENTS OF CASH FLOW
(In thousands of U.S. dollars)

	For the year ended December 31,
	2014	2015
Operating activities
Loss before tax	(19,879)	(1,343)
Adjustments to loss:
(Gains)/losses on disposal of financial assets	(3)	-
Net exchange differences	(88)	(876)
	(91)	(876)
Changes in working capital:
Changes in trade and other receivables	353	79
Changes in trade and other payables	9,874	(1,826)
Other assets/(payables)	-	1,314
	10,227	(433)
Other cash flow from operating activities
Interest received	3	11
Income tax paid	-	(4)
	3	7
Net cash flow from/(used in) operating activities	(9,740)	(2,645)
Investment activities
Investment in affiliates	(55,036)	-
Net cash flow from/(used in) investment activities	(55,036)	-
Financing activities
Proceeds from common stock	72,293	-
Net cash flow from/(used in) financing activities	72,293	-
Exchange differences	1,816	(964)
Net increase/(decrease) in cash and cash equivalents	9,333	(3,609)
Cash and cash equivalents at beginning of year	-	9,333
Cash and cash equivalents at end of year	9,333	5,724

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of preparation

The presentation of the Company’s stand-alone condensed financial statements has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting. Such investments are presented on the statements of financial position as ‘‘Investment in affiliates’’ at cost less any identified impairment loss.

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

Reconciliation (in thousands of U.S. dollars)
IFRS Profit/(loss) reconciliation	For the year ended December 31,
	2014	2015
Company IFRS profit/(loss) for the period	(19,883)	(1,347)
Additional profit/(loss) if subsidiaries had been accounted for using the equity method	(22,269)	50,495
Consolidated IFRS profit/(loss) for the year	(42,152)	49,148

IFRS Equity reconciliation	For the year ended December 31,
	2014	2015
Parent shareholders’ equity	643,625	540,455
Additional equity if subsidiaries had been accounted for using the equity method	(178,759)	(142,664)
Consolidated IFRS shareholders’ equity	464,866	397,791

28) CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statements for the year ended December 31, 2013, 2014 and 2015, Consolidated Statements of Financial Position as of December 31, 2014 and 2015 and Consolidated Statements of Cash Flow for the year ended December 31, 2013, 2014 and 2015 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 16 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statements (thousands of U.S. dollars)
For the Year Ended December 31, 2013
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	944,073	944,073	1,404,966	(7,924)	2,341,115
Other operating income	-	-	-	2,117	2,117	2,020	230	4,367
Own work capitalized	-	-	-	563	563	385	-	948
Supplies	-	-	-	(57,694)	(57,694)	(57,637)	(9)	(115,340)
Employee benefit expenses	-	-	-	(685,639)	(685,639)	(1,016,018)	58,160	(1,643,497)
Depreciation and amortization	-	-	-	(68,940)	(68,940)	(40,858)	(19,177)	(128,975)
Changes in trade provisions	-	-	-	1,674	1,674	352	-	2,026
Other operating expenses	-	(5,250)	(104)	(143,690)	(143,794)	(218,864)	12,238	(355,670)
OPERATING PROFIT/(LOSS)	-	(5,250)	(104)	(7,536)	(7,640)	74,346	43,518	104,974
Finance income	-	50,225	28,021	451	28,472	10,569	(78,434)	10,832
Finance costs	-	(50,065)	(32,954)	(56,377)	(89,331)	(71,493)	93,201	(117,688)
Change in fair value of financial instruments	-	(8,710)	-	(5,495)	(5,495)	(3,844)	6,470	(11,579)
Net foreign exchange gain/(loss)	-	3,063	-	6,287	6,287	9,055	(637)	17,768
NET FINANCE EXPENSE	-	(5,487)	(4,933)	(55,134)	(60,067)	(55,713)	20,600	(100,667)
PROFIT/(LOSS) BEFORE TAX	-	(10,737)	(5,037)	(62,670)	(67,707)	18,633	64,118	4,307
Income tax expense	-	(613)	(4)	13,665	13,661	(3,893)	(17,501)	(8,346)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	-	(11,350)	(5,041)	(49,005)	(54,046)	14,740	46,617	(4,039)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Year Ended December 31, 2014
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	962,723	962,723	1,336,502	(901)	2,298,324
Other operating income	-	-	-	4,393	4,393	761	(575)	4,579
Own work capitalized	-	-	-	209	209	266	-	475
Other gains	-	33,753	-	35,092	35,092	-	(33,753)	35,092
Supplies	-	-	-	(45,844)	(45,844)	(58,412)	(552)	(104,808)
Employee benefit expenses	(1)	-	(11)	(716,376)	(716,387)	(920,400)	415	(1,636,373)
Depreciation and amortization	-	-	-	(61,675)	(61,675)	(39,573)	(18,572)	(119,820)
Changes in trade provisions	-	-	-	(111)	(111)	1,776	-	1,665
Other operating expenses	(19,970)	(2,265)	(95)	(151,243)	(151,338)	(191,060)	4,441	(360,192)
Impairment charges	-	-	-	(31,792)	(31,792)	-	-	(31,792)
OPERATING PROFIT/(LOSS)	(19,971)	31,488	(106)	(4,624)	(4,730)	129,860	(49,497)	87,150
Finance income	-	54,876	33,395	1,467	34,862	18,383	(90,795)	17,326
Finance costs	-	(59,742)	(29,636)	(61,543)	(91,179)	(66,803)	95,660	(122,064)
Change in fair value of financial instruments	-	29,939		29,969	29,969	(2,700)	(29,936)	27,272
Net foreign exchange gain/(loss)	92	(30,435)	-	(37,665)	(37,665)	4,273	30,432	(33,303)
NET FINANCE EXPENSE	92	(5,362)	3,759	(67,772)	(64,013)	(46,847)	5,361	(110,769)
PROFIT/(LOSS) BEFORE TAX	(19,879)	26,126	3,653	(72,396)	(68,743)	83,013	(44,136)	(23,619)
Income tax expense	(4)	(1,144)	(4)	6,232	6,228	(30,892)	7,279	(18,533)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(19,883)	24,982	3,649	(66,164)	(62,515)	52,121	(36,857)	(42,152)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Year Ended December 31, 2015
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	873,325	873,325	1,092,337	(62)	1,965,600
Other operating income	323	-	-	3,861	3,861	347	(209)	4,322
Own work capitalized	-	-	-	6	6	-	-	6
Supplies	-	-	-	(32,571)	(32,571)	(46,159)	283	(78,447)
Employee benefit expenses	-	-	(14)	(653,774)	(653,788)	(770,034)	1,122	(1,422,700)
Depreciation	-	-	-	(23,933)	(23,933)	(27,153)	1	(51,085)
Amortization	-	-	-	(26,255)	(26,255)	(12,349)	(13,169)	(51,773)
Changes in trade provisions	-	-	-	(778)	(778)	(452)	-	(1,230)
Other operating expenses	(2,542)	(1,763)	(119)	(97,226)	(97,345)	(145,414)	1,971	(245,093)
OPERATING PROFIT/(LOSS)	(2,219)	(1,763)	(133)	42,655	42,522	91,123	(10,063)	119,600
Finance income	-	46,595	27,251	1,524	28,775	17,753	(77,664)	15,459
Finance costs	-	(54,316)	(1,008)	(58,264)	(59,272)	(47,471)	85,377	(75,682)
Change in fair value of financial instruments	-	17,535	-	17,595	17,595	(5,699)	(11,896)	17,535
Net foreign exchange gain/(loss)	876	(5,365)	-	(5,469)	(5,469)	6,252	(273)	(3,979)
NET FINANCE EXPENSE	876	4,449	26,243	(44,614)	(18,371)	(29,165)	(4,456)	(46,667)
PROFIT/(LOSS) BEFORE TAX	(1,343)	2,686	26,110	(1,959)	24,151	61,958	(14,519)	72,933
Income tax expense	(4)	(4)	(4)	(8,774)	(8,778)	(19,071)	4,072	(23,785)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(1,347)	2,682	26,106	(10,733)	15,373	42,887	(10,447)	49,148

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

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Financial Position (thousands of U.S. dollars)
As of December 31, 2014
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	644,398	945,359	643,112	651,622	1,294,734	523,375	(2,465,726)	942,140
Intangible assets	-	-	-	143,946	143,946	34,559	114,573	293,078
Goodwill	-	-	-	62,316	62,316	80,099	27,056	169,471
Property, plant and equipment	-	-	-	85,237	85,237	151,959	-	237,196
Investments	644,398	249,986	26,170	218,547	244,717	79,846	(1,218,947)	-
Non-current financial assets	-	695,373	616,942	82,186	699,128	88,181	(1,390,424)	92,258
Trade and other receivables	-	-	-	39	39	10,507	(43)	10,503
Other taxes receivables	-	-	-	29	29	4,851	(29)	4,851
Other non-current financial assets	-	674,024	616,942	60,769	677,711	61,907	(1,369,003)	44,639
Derivative financial instruments	-	21,349	-	21,349	21,349	10,916	(21,349)	32,265
Deferred tax assets	-	-	-	59,390	59,390	88,731	2,016	150,137
CURRENT ASSETS	9,689	40,856	1,600	402,350	403,950	340,826	(79,560)	715,761
Trade and other receivables	356	7,886	1,535	256,563	258,098	256,098	(46,679)	475,759
Trade and other receivables	342	6,734	1,527	240,055	241,582	248,263	(45,527)	451,394
Current income tax receivables	4	10	8	8,469	8,477	5,122	(10)	13,603
Other taxes receivables	10	1,142	-	8,039	8,039	2,713	(1,142)	10,762
Other current financial assets	-	3,643	-	643	643	27,919	(3,643)	28,562
Other financial assets	-	3,643	-	643	643	27,919	(3,643)	28,562
Cash and cash equivalents	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440
TOTAL ASSETS	654,087	986,215	644,712	1,053,972	1,698,684	864,201	(2,545,286)	1,657,901

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	644,210	46,956	611,541	(99,256)	512,285	149,230	(887,815)	464,866
Share capital	45	119	96	119	215	216,709	(217,040)	48
Net investment / Share premium	639,451	22,770	630,687	22,770	653,457	(3)	(676,240)	639,435
Retained earnings/ (losses)	(19,884)	(42,673)	(1,712)	(115,166)	(116,878)	66,860	9,764	(102,811)
Translation differences	24,014	74,585	(17,530)	866	(16,664)	(141,541)	(12,144)	(71,750)
Cash flow hedge	-	(7,845)	-	(7,845)	(7,845)	7,205	7,845	(640)
Stock-based compensation	584	-	-	-	-	-	-	584
NON-CURRENT LIABILITIES	-	916,374	31,578	970,711	1,002,289	498,274	(1,598,732)	818,205
Deferred tax liabilities	-	-	-	36,367	36,367	31,647	15,118	83,132
Debt with third parties	-	290,927	-	295,255	295,255	341,294	(290,927)	636,549
Non-current payables to Group companies	-	624,254	31,578	635,565	667,143	26,550	(1,317,947)	-
Derivative financial instruments	-	1,193	-	1,193	1,193	-	(1,193)	1,193
Non-current provisions	-	-	-	1,940	1,940	92,834	-	94,774
Non-current non trade payables	-	-	-	391	391	4,353	(3,783)	961
Other non-current taxes payables	-	-	-	-	-	1,596	-	1,596
CURRENT LIABILITIES	9,877	22,885	1,594	182,518	184,112	216,694	(58,738)	374,830
Debt with third parties	-	10,385	-	13,294	13,294	4,808	(11,726)	16,761
Current payables to Group companies	-	10,459	-	-	-	-	(10,459)	-
Trade and other payables	9,877	2,041	1,594	156,202	157,796	206,399	(36,553)	339,560
Trade payables	1,443	906	59	62,172	62,231	66,596	(25,410)	105,766
Current income tax payable	3	8	8	4,797	4,805	2,543	(8)	7,351
Other current taxes payables	289	747	-	37,131	37,131	37,096	(747)	74,516
Other non - trade payables	8,142	380	1,527	52,102	53,629	100,164	(10,388)	151,927
Current provisions	-	-	-	13,022	13,022	5,487	-	18,509
TOTAL EQUITY AND LIABILITIES	654,087	986,215	644,713	1,053,973	1,698,686	864,198	(2,545,285)	1,657,901

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of December 31, 2015
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	541,981	931,806	606,142	623,422	1,229,564	427,248	(2,361,895)	768,704
Intangible assets	-	-	-	116,160	116,160	43,276	66,824	226,260
Goodwill	-	-	-	53,100	53,100	53,340	17,567	124,007
Property, plant and equipment	-	-	-	76,266	76,266	115,411	1	191,678
Investments	540,760	233,720	26,177	206,769	232,946	79,846	(1,087,272)	-
Non-current financial assets	1,221	698,086	579,965	110,797	690,762	88,951	(1,360,097)	118,923
Trade and other receivables	1,221	42	-	213	213	5,992	(1,929)	5,539
Other taxes receivables	-	-	-	-	-	5,112	-	5,112
Other non-current financial assets	-	642,636	579,965	55,176	635,141	67,854	(1,302,760)	42,871
Derivative financial instruments	-	55,408	-	55,408	55,408	9,993	(55,408)	65,401
Deferred tax assets	-	-	-	60,330	60,330	46,424	1,082	107,836
CURRENT ASSETS	5,960	33,951	1,620	364,443	366,063	264,613	(60,875)	609,712
Trade and other receivables	236	7,325	1,610	242,203	243,813	207,873	(34,324)	424,923
Trade and other receivables	229	6,565	1,603	226,892	228,495	199,407	(33,569)	401,127
Current income tax receivables	7	9	7	8,771	8,778	5,176	(4)	13,966
Other taxes receivables	-	751	-	6,540	6,540	3,290	(751)	9,830
Other current financial assets	-	3,266	-	381	381	388	(3,266)	769
Other financial assets	-	3,266	-	381	381	388	(3,266)	769
Cash and cash equivalents	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
TOTAL ASSETS	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	53,797	576,703	(96,525)	480,178	151,672	(828,311)	397,791
Share capital	46	43	96	43	139	216,709	(216,889)	48
Net investment / Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(21,231)	17,117	29,759	(125,899)	(96,140)	(130,156)	176,747	(53,663)
Translation differences	(80,361)	-	(78,776)	(7,306)	(86,082)	58,670	(101,451)	(209,224)
Cash flow hedge	-	12,178	-	12,178	12,178	6,452	(12,179)	18,629
Stock-based compensation	2,566	-	-	-	-	-	-	2,566
NON-CURRENT LIABILITIES	383	890,746	29,306	935,660	964,966	355,642	(1,547,691)	664,046
Deferred tax liabilities	-	-	-	26,705	26,705	23,105	6,252	56,062
Debt with third parties	-	292,432	-	295,272	295,272	240,005	(292,432)	535,277
Non-current payables to Group companies	-	597,630	29,306	605,109	634,415	23,807	(1,255,852)	-
Derivative financial instruments	-	684	-	684	684	-	(684)	684
Non-current provisions	-	-	-	2,146	2,146	52,874	-	55,020
Non-current non trade payables	383	-	-	5,744	5,744	14,850	(4,975)	16,002
Other non-current taxes payables	-	-	-	-	-	1,001	-	1,001
CURRENT LIABILITIES	7,103	21,214	1,753	148,730	150,483	184,547	(46,768)	316,579
Debt with third parties	-	10,671	-	13,242	13,242	29,037	(12,661)	40,289
Current payables to Group companies	-	8,939	-	-	-	-	(8,939)	-
Trade and other payables	7,103	1,604	1,753	128,609	130,362	150,947	(25,168)	264,848
Trade payables	6,798	713	57	42,097	42,154	50,853	(21,837)	78,681
Current income tax payable	7	7	7	6,586	6,593	14	(7)	6,614
Other current taxes payables	173	870	232	39,714	39,946	27,874	(869)	67,994
Other non - trade payables	125	14	1,457	40,212	41,669	72,206	(2,455)	111,559
Current provisions	-	-	-	6,879	6,879	4,563	-	11,442
TOTAL EQUITY AND LIABILITIES	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

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

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)
For the Year Ended December 31, 2013
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	-	(10,738)	(5,037)	(62,668)	(67,705)	18,760	63,990	4,307
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	68,935	68,935	40,858	19,183	128,976
Impairment allowances	-	(351)	-	(1,674)	(1,674)	(351)	350	(2,026)
Change in provisions	-	-	-	-	-	23,638	-	23,638
Grants released to income	-	-	-	(1,702)	(1,702)	-	-	(1,702)
(Gains)/losses on disposal of fixed assets	-	-	-	56	56	2,845	(1,741)	1,160
(Gains)/losses on disposal of financial assets	-	-	-	1,348	1,348	-	(1,348)	-
Finance income	-	(50,225)	(28,021)	(452)	(28,473)	(10,569)	78,435	(10,832)
Finance costs	-	50,065	32,954	55,163	88,117	71,493	(91,987)	117,688
Net exchange differences	-	(3,063)	-	(6,363)	(6,363)	(9,241)	899	(17,768)
Change in fair value of financial instruments	-	8,710	-	5,495	5,495	3,844	(6,470)	11,579
Own work capitalized	-	-	-	-	-	(384)	384	-
	-	5,136	4,933	120,806	125,739	122,133	(2,295)	250,713
Changes in working capital:
Changes in trade and other receivables	-	589	(4)	(19,093)	(19,097)	23,518	36,618	41,628
Changes in trade and other payables	-	1,186	72	(34,014)	(33,942)	9,039	(44,192)	(67,909)
Other assets/(payables)	-	56,709	-	(7,661)	(7,661)	157,684	(227,534)	(20,802)
	-	58,484	68	(60,768)	(60,700)	190,241	(235,108)	(47,083)
Other cash flows from operating activities
Interest paid	-	(64,464)	(32,954)	(22,652)	(55,606)	(77,122)	133,923	(63,269)
Interest received	-	50,225	28,021	6,540	34,561	10,569	(89,879)	5,476
Income tax paid	-	613	-	(24,454)	(24,454)	(8,941)	2,032	(30,750)
Other payments	-	-	-	4,954	4,954	(14,717)	(10,032)	(19,795)
	-	(13,626)	(4,933)	(35,612)	(40,545)	(90,211)	36,044	(108,338)
Net cash flow from/(used in) operating activities	-	39,256	(4,970)	(38,242)	(43,212)	240,923	(137,368)	99,599
Investment activities
Payments for acquisition of intangible assets	-	-	-	(8,651)	(8,651)	(19,981)	15,081	(13,551)
Payments for acquisition of property, plant and equipment	-	-	-	(39,144)	(39,144)	(49,960)	(26,119)	(115,223)
Acquisition of subsidiaries	-		(49,419)	-	(49,419)	-	36,135	(13,284)
Payments for financial instruments	-	(326,135)	-	(54,040)	(54,040)	(73,120)	438,466	(14,829)
Disposals of intangible assets	-	-	-	690	690	-	65	755
Disposals of property, plant and equipment	-	-	-	-	-	(5,849)	5,849	-
Disposals of financial instruments	-	18,538	-	-	-	4,037	10,156	32,731
Net cash flow from/(used in) investment activities	-	(307,597)	(49,419)	(101,145)	(150,564)	(144,873)	479,633	(123,401)
Financing activities
Proceeds from borrowings from third parties	-	280,709	151,701	304,460	456,161	-	(456,161)	280,709
Proceeds from borrowings from group companies	-	-	(97,151)	-	(97,151)	-	97,151	-
Repayment of borrowings from third parties	-	-	-	(203,214)	(203,214)	-	2,491	(200,723)
Repayment of borrowings from group companies	-	-	-	-	-	(48,765)	-	(48,765)
Net cash flow from/(used in) financing activities	-	280,709	54,550	101,246	155,796	(48,765)	(356,519)	31,221
Exchange differences			(212)	4,087	3,875	-	1,886	5,761
Net increase/ (decrease) in cash and cash equivalents	-	12,368	(51)	(34,054)	(34,105)	47,285	(12,368)	13,180
Cash and cash equivalents at beginning of year	-	13,482	278	185,510	185,788	14,523	(13,482)	200,311
Cash and cash equivalents at end of year	-	25,850	227	151,456	151,683	61,808	(25,850)	213,491

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Year Ended December 31, 2014
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(19,879)	26,126	3,652	(72,396)	(68,744)	83,014	(44,136)	(23,619)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	61,675	61,675	39,573	18,572	119,820
Impairment allowances	-	-	-	31,903	31,903	(1,776)	-	30,127
Change in provisions	-	-	-	12,696	12,696	18,202	(170)	30,728
Grants released to income	-	-	-	735	735	-	(735)	-
(Gains)/losses on disposal of fixed assets	-	-	-	971	971	(143)	-	828
Finance income	-	(54,876)	(33,395)	(631)	(34,026)	(18,383)	89,959	(17,326)
Finance costs	-	59,743	29,637	61,543	91,180	66,803	(95,663)	122,064
Net exchange differences	(91)	30,437	-	37,669	37,669	(4,274)	(30,438)	33,303
Change in fair value of financial instruments	-	(29,939)	-	(29,969)	(29,969)	2,700	29,936	(27,272)
Own work capitalized	-	-	-	(209)	(209)	(266)	-	(475)
Other (gains)/losses	-	(33,753)	-	(35,092)	(35,092)	-	32,465	(36,380)
	(91)	(28,388)	(3,758)	141,291	137,533	102,436	43,926	255,417
Changes in working capital:
Changes in trade and other receivables	353	7,295	1,528	(35,605)	(34,077)	(38,182)	147,187	82,576
Changes in trade and other payables	9,874	656	1,070	(13,274)	(12,204)	(6,623)	(7,364)	(15,661)
Other assets/ (payables)	-	317	464	91,927	92,391	46,113	(182,658)	(43,838)
	10,227	8,268	3,062	43,048	46,110	1,308	(42,835)	23,077
Other cash flow from operating activities
Interest paid	-	(59,743)	(4,202)	(61,543)	(65,745)	(66,672)	95,663	(96,497)
Interest received	3	37,316	-	12,765	12,765	11,223	(37,316)	23,991
Income tax paid	-	(9)	(2)	(17,158)	(17,160)	(1,733)	(84)	(18,986)
Other payments	-	-	-	(6,745)	(6,745)	(21,343)	-	(28,088)
	3	(22,436)	(4,204)	(72,681)	(76,885)	(78,525)	58,263	(119,580)
Net cash flow from/(used in) operating activities	(9,740)	(16,430)	(1,248)	39,262	38,014	108,233	15,218	135,295
Investment activities
Payments for acquisition of intangible assets	-	-	-	(7,166)	(7,166)	(14,612)	(57)	(21,835)
Payments for acquisition of property, plant and equipment	-	-	-	(24,433)	(24,433)	(55,923)	(15,661)	(96,017)
Investment in affiliates	(55,036)	-	(23,000)	-	(23,000)	-	78,036	-
Acquisition of subsidiaries	-	-	-	-	-	(7,460)	-	(7,460)
Payments for financial instruments	-	-	-	-	-	(93,192)	-	(93,192)
Disposals of intangible assets	-	-	-	1,287	1,287	-	(1,194)	93
Disposals of property, plant and equipment	-	-	-	316	316	458	-	774
Disposals of financial instruments	-	-	-	-	-	66,562	-	66,562
Disposals of subsidiaries	-	-	-	1,237	1,237	-	-	1,237
Net cash flows from/(used in) investment activities	(55,036)	-	(23,000)	(28,759)	(51,759)	(104,167)	61,124	(149,838)
Financing activities
Proceeds from common stock	72,293	23,000	55,036	-	55,036	-	(78,036)	72,293
Proceeds from borrowings from third parties	-	-	-	-	-	68,630	-	68,630
Proceeds from borrowings from group companies	-	-	85,080	-	85,080	-	-	85,080
Repayment of borrowings from third parties	-	-	(116,003)	(2,514)	(118,517)	(68,650)	-	(187,167)
Net cash flows from/(used in) financing activities	72,293	23,000	24,113	(2,514)	21,599	(20)	(78,036)	38,836
Exchange differences	1,816	(3,093)	(27)	(14,301)	(14,328)	(8,923)	(1,816)	(26,344)
Net increase/(decrease) in cash and cash equivalents	9,333	3,477	(162)	(6,312)	(6,474)	(4,877)	(3,510)	(2,051)
Cash and cash equivalents at beginning of year	-	25,850	227	151,456	151,683	61,687	(25,729)	213,491
Cash and cash equivalents at end of year	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440

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

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

F-93

For the Year Ended December 31, 2015
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,343)	2,686	26,110	(1,959)	24,151	61,959	(14,520)	72,933
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	50,188	50,188	39,501	13,169	102,858
Impairment allowances	-	-	-	778	778	452	-	1,230
Change in provisions	-	-	-	(351)	(351)	9,683	(8,988)	344
Grants released to income	-	-	-	(626)	(626)	-	-	(626)
(Gains)/losses on disposal of fixed assets	-	-	-	37	37	666	-	703
Finance income	-	(46,595)	(27,251)	(1,524)	(28,775)	(17,753)	77,664	(15,459)
Finance costs	-	54,316	1,008	58,264	59,272	47,471	(85,377)	75,682
Net exchange differences	(876)	5,365	-	5,409	5,409	(6,252)	333	3,979
Change in fair value of financial instruments	-	(17,535)	-	(17,535)	(17,535)	5,699	11,836	(17,535)
Own work capitalized	-	-	-	(6)	(6)	-	-	(6)
Other (gains)/losses	-	-	-	1,473	1,473	(387)	-	1,086
	(876)	(4,449)	(26,243)	96,107	69,864	79,080	8,637	152,256
Changes in working capital:
Changes in trade and other receivables	79	127	(240)	(66,921)	(67,161)	(48,112)	40,701	(74,366)
Changes in trade and other payables	(1,826)	(436)	333	12,616	12,949	(1,516)	(23,492)	(14,321)
Other assets/ (payables)	1,314	(4,018)	(4)	14,699	14,695	(27,862)	(3,743)	(19,614)
	(433)	(4,327)	89	(39,606)	(39,517)	(77,490)	13,466	(108,301)
Other cash flow from operating activities
Interest paid	-	(22,128)	-	(22,739)	(22,739)	(43,440)	22,129	(66,178)
Interest received	11	(354)	-	87	87	17,662	354	17,760
Income tax paid	(4)	(59)	(4)	(14,508)	(14,512)	(1,697)	60	(16,212)
Other payments	-	-	-	(3,950)	(3,950)	(11,330)	-	(15,280)
	7	(22,541)	(4)	(41,110)	(41,114)	(38,805)	22,543	(79,910)
Net cash flow from/(used in) operating activities	(2,645)	(28,631)	(48)	13,432	13,384	24,744	30,126	36,978
Investment activities
Payments for acquisition of intangible assets	-	-	-	(4,971)	(4,971)	(14,454)	4,288	(15,137)
Payments for acquisition of property, plant and equipment	-	-	-	(32,377)	(32,377)	(42,845)	(6,088)	(81,310)
Disposals of intangible assets	-	-	-	675	675	188	-	863
Disposals of property, plant and equipment	-	-	-	641	641	882	-	1,523
Disposals of financial instruments	-	-	-	-	-	26,866	-	26,866
Net cash flow from/(used in) investment activities	-	-	-	(36,032)	(36,032)	(29,363)	(1,800)	(67,195)
Financing activities
Proceeds from borrowings from third parties	-	-	-	-	-	38,739	-	38,739
Proceeds from borrowings from group companies	-	14,139	-	14,139	14,139	1	(28,279)	-
Repayment of borrowings from third parties	-	-	-	(214)	(214)	(1,887)	-	(2,101)
Repayment of borrowings from group companies	-	8,525	-	-	-	(14,330)	5,805	-
Net cash flow from/(used in) financing activities	-	22,664	-	13,925	13,925	22,523	(22,474)	36,638
Exchange differences	(964)	-	(7)	(14,610)	(14,617)	(18,362)	102	(33,841)
Net increase/(decrease) in cash and cash equivalents	(3,609)	(5,967)	(55)	(23,285)	(23,340)	(458)	5,954	(27,420)
Cash and cash equivalents at beginning of year	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440
Cash and cash equivalents at end of year	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020

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

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

29. EVENTS AFTER THE END OF THE REPORTING PERIOD

On March 1, 2016, Atento S.A. (the “Company”) announced that Mario Camara has been appointed the Country Managing Director for the Company in Brazil effective as of March 1, 2016. He replaces Nelson Ambrust, who is leaving the Company effective as of March 1, 2016. Mr. Camara will also serve on the Company’s Executive Committee.

On March 1, 2016 the Company also issued a press release announcing these matters, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.