Form 20-F/A
period 2015-12-31
Atento S.A.
filed 2016-04-20
CIK 1606457

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 20-F/A

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

☐  Yes            ☒  No

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2015 (“Annual Report”), as filed with the U.S. Securities and Exchange Commission on April 18, 2016 and is being filed solely for the purpose of filing additional exhibits that were inadvertently omitted from the original filing.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

ITEM 19. EXHIBITS

(b) List of Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Atento S.A.*

2.1	Indenture, dated as of January 29, 2013, by and among BC Luxco 1 S.A., the guarantors party thereto, Citibank, N.A., London Branch as Trustee and Principal Paying Agent, Citibank Global Markets Deutschland AG, as Registrar and Citibank, N.A., London Branch, as collateral agent, incorporated by reference to Exhibit 4.1 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

2.2	Form of Senior Secured Note (included in Exhibit 2.1 hereto).

2.3	Supplemental Indenture, dated as of March 2, 2015, to Indenture dated as of January 29, 2013, incorporated by reference to Exhibit 2.3 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.1	Transaction Services Agreement between Spain Holdco and Bain Capital Partners, LLC, dated December 12, 2012, incorporated by reference to Exhibit 10.1 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.2	Management Services Agreement between Spain Holdco, Mexico Holdco, Spain Holdco 2, Spain Holdco 5 and Spain Holdco 6, dated December 12, 2012, incorporated by reference to Exhibit 10.3 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.3	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.4 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.4	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.5 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.5	Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, incorporated by reference to Exhibit 10.6 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.**

4.6	Super Senior Revolving Credit Facilities Agreement, dated as of January 28, 2013, among BC Luxco 1 S.A., the entities and guarantors named therein and the arrangers and lenders party thereto, incorporated by reference to Exhibit 10.8 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.7	Accession Deed, dated as of February 23, 2015, among Atento S.A., Atalaya Luxco Midco S.à.r.l. and Atento Luxco 1 S.A, relating to that Super Senior Revolving Credit Agreement, dated as of January 28, 2013., incorporated by reference to Exhibit 4.7 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

Exhibit Number	Description
4.8	Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.9	2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015.

4.10	Form of Performance Restricted Stock Unit Agreement., incorporated by reference to Exhibit 10.11 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.11	Form of Time Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.12 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.12	Registration Rights Agreement, incorporated by reference to Exhibit 4.12 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.13	Consulting Services and Information Rights Agreement, incorporated by reference to Exhibit 4.13 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.14	Form of Directors and Officers Indemnification Agreement, incorporated by reference to Exhibit 10.15 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young, S.L., independent registered public accounting firm.*

*	Filed herewith.
**	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 20, 2016

	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer