Form 20-F
period 2016-12-31
Atento S.A.
filed 2017-04-13
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended: December 31, 2016

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Exact name of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

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

73,909,056 ordinary shares

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“The Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco.

Termination of Argentine’s Contingent Value Instrument

The acquisition of Atento Group’s Argentinian subsidiaries from Telefónica was made by the Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l) to be paid in the form of a Contingent Value Instrument, or CVI. On November 8, 2016, the CVI was terminated, as a result, during the fourth quarter of 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount, the interest reversal of $19.9 million was recognized in “Finance costs” and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in “Net foreign exchange loss”.

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

	2012		2013		2014		2015		2016
	Average	December 31	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.78	0.76	0.75	0.73	0.75	0.82	0.93	0.92	0.90	0.95
Brazil (BRL)	1.95	2.04	2.16	2.34	2.35	2.66	3.34	3.90	3.48	3.26
Mexico (MXN)	13.16	12.97	12.77	13.08	13.33	14.74	15.88	17.25	18.69	20.62
Colombia (COP)	1,797.34	1,768.23	1,869.31	1,926.83	2,000.23	2,390.44	2,745.55	3,153.54	3,054.33	3,000.71
Chile (CLP)	486.37	479.96	495.40	524.61	570.51	606.75	654.76	710.16	676.73	667.29
Peru (PEN)	2.64	2.55	2.70	2.80	2.84	2.98	3.19	3.41	3.38	3.36
Argentina (ARS)	4.55	4.92	5.48	6.52	8.12	8.55	9.26	13.04	14.78	15.89

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Predecessor Financial Statements

Prior to December 12, 2012, we conducted our business through the Atento Group, or the Predecessor up to the date of the Acquisition, and subsequent to the Acquisition, through Atento. Although the Acquisition was completed on December 12, 2012, for accounting purposes the Atento Group has been incorporated into the Atento’s operations since December 1, 2012.

The financial statements of the Predecessor are derived from the audited combined carve-out financial statements of the Atento Group as of and for the eleven months ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows.

Atento Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the one month period from December 1, 2012 to December 31, 2012 and the years ended December 31, 2013, 2014, 2015 and 2016.

Aggregated 2012 Financial Information

In addition, we also present in this Annual Report unaudited, non-IFRS aggregated financial information for the year ended December 31, 2012 (the “Aggregated 2012 Financial Information”). The Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the audited Successor financial statements for the one month period from December 1, 2012 to December 31, 2012, appearing elsewhere in this Annual Report, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Rounding

Certain numerical figures set out in this Annual Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Annual Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Item 3. Key Information–A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Annual Report, as applicable, and not using the numerical data in the narrative description thereof.

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

•  fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the U.S. dollar;

•  current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe;

•  our ability to acquire and integrate companies that complement our business;

•  the quality and reliability of the technology provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;

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

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and assumed liabilities at fair value. Our financial reporting periods presented in the table below are as follow:

•      The financial statements of the Predecessor are derived from the audited combined carve-out financial statements of the Atento Group as of and for the eleven months ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows.

•     The Company period reflects the consolidated results of operations of Atento; which includes the one month period from December 1, 2012 to December 31, 2012, and the years ended December 31, 2013, 2014, 2015 and 2016.

•     The unaudited Aggregated 2012 Financial Information set forth below is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012, to the corresponding data from the audited Atento’s financial information for the one month period from December 1, 2012 to December 31, 2012, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Selected Consolidated Other Financial Information
	Predecessor	Successor	Non-IFRS Aggregated
	For the period from Jan 1 - Nov 30,	For the period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,
($ in millions other than share and per share data)	2012	2012	2012	2013 (*)	2014 (*)	2015 (*)	2016
			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,317.9	2,278.2	1,949.9	1,757.5
Operating profit/(loss)	163.8	(42.4)	121.4	105.6	87.6	121.8	116.4
Profit/(loss) from continuing operations	90.2	(56.6)	33.6	(3.3)	(41.6)	52.2	3.4
Loss from discontinued operations	-	-	-	(0.7)	(0.5)	(3.1)	(3.2)
Profit/(loss) for the year	90.2	(56.6)	33.6	(4.0)	(42.1)	49.1	0.2
Earnings/(loss) per share-basic from continuing operations	n/a	(0.82)	n/a	(0.05)	(0.60)	0.71	0.05
Loss per share-basic from discontinued operations	n/a	n/a	n/a	(0.01)	(0.01)	(0.04)	(0.04)
Earnings/(loss) per share-diluted from continuing operations	n/a	(0.82)	n/a	(0.05)	(0.60)	0.70	0.05
Loss per share-diluted from discontinued operations	n/a	n/a	n/a	(0.01)	(0.01)	(0.04)	(0.04)
Weighted average number of shares outstanding-basic	n/a	68,800,000	n/a	68,800,000	69,603,252	73,648,760	73,816,933
Weighted average number of shares outstanding-diluted	n/a	68,800,000	n/a	68,800,000	69,603,252	74,674,967	74,089,724
Balance sheet data:
Total assets	1,263.8	1,961.0	n/a	1,842.2	1,657.9	1,378.4	1,377.6

(*) Restated, excluding discontinued operations – Morocco (see Note 6 to the consolidated financial statements).

Summary Consolidated Historical Financial Information

	Predecessor	Successor	Non-IFRS Aggregated
	For the period from Jan 1 - Nov 30,	For the period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,			Change	Change excluding	For the year ended December 31,	Change	Change excluding
($ in millions)	2012	2012	2012	2013 (*)	2014 (*)	2015 (*)	(%)	FX (%)	2016	(%)	FX (%)
			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,317.9	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Profit/(loss) from continuing operations	89.7	(56.6)	33.1	(3.3)	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Loss from discontinued operations	-	-	-	(0.7)	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year	89.7	(56.6)	33.1	(4.0)	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
EBITDA (1)	241.9	(34.9)	207.0	232.7	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (1)	235.9	32.2	268.1	293.8	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)
Adjusted Earnings (2)	86.2	(8.9)	77.3	79.7	89.2	77.9	(12.7)	66.0	48.2	(38.1)	(29.8)
Adjusted Earnings per share (in U.S. dollars) (3)	1.17	(0.12)	1.05	1.08	1.21	1.06	(12.4)	66.1	0.65	(38.7)	(30.1)
Free Cash Flow (4)	61.2	(84.5)	(23.3)	(28.4)	18.3	(57.0)	N.M.	N.M.	73.0	N.M.	N.M.
Capital Expenditure (5)	(76.9)	(28.4)	(105.3)	(103.0)	(120.1)	(121.2)	0.9	34.9	(48.2)	(60.2)	(2.2)
Payments for acquisition of property, plant, equipment and intangible assets (6)	(102.6)	(16.2)	(118.8)	(128.8)	(117.9)	(96.4)	(18.2)	(1.2)	(69.9)	(27.5)	(0.6)
Total Debt	88.4	849.2	849.2	851.2	653.3	575.6	(11.9)	6.2	534.9	(7.1)	(14.1)
Cash and cash equivalents and short-term financial investments	83.3	229.0	229.0	213.5	238.3	184.0	(22.8)	(5.4)	194.0	5.4	2.2
Net debt with third parties (7)	5.1	620.2	620.2	637.7	415.0	391.6	(5.6)	12.8	340.9	(12.9)	(21.3)

(*) Restated, excluding discontinued operation – Morocco (see Note 6 to the consolidated financial statements).
N.M. means not meaningful

 (1)   In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense (which includes interest income, interest expense, changes in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

       We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results than continuing operations.

        EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

        EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)   In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the year/period from continuing operations adjusted for certain acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, PECs (Preferred Equity Certification) interest expense, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the year/period from continuing operations.

        We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

        Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

        Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

        Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)    Adjusted Earnings per share is calculated based on 73,816,933 weighted average number of ordinary shares outstanding as of December 31, 2016, 73,648,760 as of December 31, 2015 and 73,619,511 as of December 31, 2014.

(4)   We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. The free cash flow does not include cash impacts of acquisition and or divestments.

(5)   We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(6)    Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(7)    In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as more important than comparable GAAP measures.

See “Reconciliation of total debt to net with third parties” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Annual Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Cash flow selected data:
	Predecessor	Successor	Non-IFRS Aggregated
	January 1 to November 30,	December 1 to December 31,	For the year ended December 31,	For the year ended December 31,
($ in millions)	2012	2012	2012	2013	2014	2015	2016
			(unaudited)
Cash from/(used in) operating activities	163.6	(68.3)	95.3	99.6	135.3	37.0	141.9
Cash used in investment activities	(118.7)	(846.1)	(964.8)	(123.4)	(149.8)	(67.2)	(75.1)
Cash (used in)/provided by financing activities	(75.0)	1,109.6	1,034.6	31.2	38.8	36.6	(62.7)
Net (decrease)/increase in cash and cash equivalents	(30.1)	195.2	165.1	7.4	24.3	6.4	4.2
Effect of changes in exchange rates	(2.2)	5.1	2.9	5.8	(26.4)	(33.8)	5.8
Cash and cash equivalents at beginning of period	81.9	-	81.9	200.3	213.5	211.4	184.0
Cash and cash equivalents at end of period	49.6	200.3	200.3	213.5	211.4	184.0	194.0
Cash and cash equivalents and short-term financial investments at end of period	83.3	229.0	229.0	213.5	238.3	184.0	194.0

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	Predecessor	Successor	Non-IFRS aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	For the year ended December 31,
($ in millions)	2012	2012	2012	2013 (*)	2014 (*)	2015 (*)	2016
			(unaudited)
Profit/(loss) from continuing operations	90.2	(56.6)	33.6	(3.3)	(41.6)	52.2	3.4
Net finance expense (**)	12.9	6.0	19.0	100.3	110.8	46.4	107.8
Income tax expense	60.7	8.1	68.8	8.2	18.4	23.2	5.2
Depreciation and amortization	78.1	7.5	85.6	127.5	118.3	101.5	97.3
EBITDA (non-GAAP) (unaudited)	241.9	(34.9)	207.0	232.7	205.9	223.3	213.7
Acquisition and integration related costs (a)	0.2	62.4	62.6	29.3	9.9	0.1	-
Restructuring costs (b)	3.9	4.7	8.6	12.8	26.7	15.8	33.7
Sponsor management fees (c)	-	-	-	9.1	7.3	-	-
Site relocation costs (d)	1.7	0.7	2.4	1.8	1.7	3.4	9.3
Financing and IPO fees (e)	-	-	-	6.1	51.9	0.3	-
Contingent Value Instrument (f)	-	-	-	-	-	-	(41.7)
Asset impairments and Other (g)	(11.8)	(0.6)	(12.4)	2.0	1.9	6.8	6.9
Total non-recurring items (***)	(6.0)	67.2	61.2	61.1	99.4	26.4	8.2
Adjusted EBITDA (non-GAAP) (unaudited)	235.9	32.2	268.1	293.8	305.3	249.7	221.9

(*) Restated, excluding discontinued operations – Morocco (see Note 6 to the consolidated financial statements).

(**) Net finance expense includes interest income, interest expense, changes in fair value of financial instruments and net foreign exchange losses.

(***) Non-recurring items fall primarily into three categories of investment:

•     The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•        The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•        The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)    Acquisition and integration related costs incurred in 2012, 2013 and 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational setup with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily related to finalization the SAP IT transformation project during the three months ended March 31, 2015.

(b)    Restructuring costs incurred in 2012, 2013, 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(c)    Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2013 and 2014. The advisory agreement was terminated in connection with the initial public offering.

(d)    Site relocation costs incurred for the year ended December 31, 2012, 2013, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities. Site relocation costs incurred for the year ended December 31, 2016, related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

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

(f)     On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(g)    Asset impairments and other costs incurred for the year ended December 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2015, mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA. Asset impairments and other costs for the year ended December 31, 2016 mainly related to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Reconciliation of Adjusted Earnings to profit/(loss):

	Predecessor	Successor	Non-IFRS Aggregated
	Period from Jan 1 - Nov 30, 2012	Period from Dec 1 - Dec 31, 2012	Year ended December 31, 2012	For the year ended December 31,
($ in millions)				2013 (*)	2014 (*)	2015 (*)	2016
			(unaudited)
Profit/(loss) from continuing operations	90.2	(56.6)	33.6	(3.3)	(41.6)	52.2	3.4
Acquisition and integration related costs (a) (**)	0.2	62.4	62.6	29.3	9.9	0.1	-
Amortization of acquisition related intangible assets (b)	-	-	-	40.7	36.6	27.5	24.2
Restructuring costs (c) (**)	3.9	4.7	8.6	12.8	26.7	15.8	33.7
Sponsor management fees (d) (**)	-	-	-	9.1	7.3	-	-
Site relocation costs (e) (**)	1.7	0.7	2.4	1.8	1.7	3.4	9.3
Financing and IPO fees (f) (**)	-	-	-	6.1	51.9	0.3	-
PECs interest expense (g)	-	1.9	1.9	25.7	25.4	-	-
Asset impairments and Other (h) (**)	(11.8)	(0.6)	(12.4)	2.0	1.9	6.8	6.9
DTA adjustment in Spain (i)	-	-	-	-	9.8	1.5	-
Net foreign exchange gain on financial instruments (j)	-	-	-	11.6	(27.3)	(17.5)	(0.7)
Net foreign exchange impacts (k)	-	-	-	(17.8)	33.3	4.0	21.1
Contingent Value Instrument (l)	-	-	-	-	-	-	(26.2)
Tax effect (m)	2.0	(21.4)	(19.4)	(38.3)	(46.4)	(16.2)	(23.5)
Total of add-backs	(4.0)	47.7	43.7	83.0	130.8	25.7	44.8
Adjusted Earnings (non-GAAP) (unaudited)	86.2	(8.9)	77.3	79.7	89.2	77.9	48.2
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	1.17	(0.12)	1.05	1.08	1.21	1.06	0.65

(*) Restated, excluding discontinued operations – Morocco (see note 6 to the consolidated financial statements).

(**) Non-recurring items fall primarily into three categories of investment:

•      The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•         The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)  Acquisition and integration related costs incurred in 2012, 2013 and 2014, are costs associated with the acquisition and the post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational setup with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily relate to the finalization the SAP IT transformation project during the three months ended March 31, 2015.

(b) Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(c)  Restructuring costs incurred in 2012, 2013, 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(d)  Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during 2013 and 2014. The advisory agreement was terminated in connection with the initial public offering.

(e)  Site relocation costs incurred for the year ended December 31, 2012, 2013, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 to tier 3 cities. Site relocation costs incurred for the year ended December 31, 2016, related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

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

(h)  Asset impairments and other costs incurred for the year ended December 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA. Asset impairments and other costs for the year ended December 31, 2016 mainly related to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

(i)    Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)   As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statements. In 2015, cumulative net foreign exchange gain of such instruments was reversed from equity to profit/(loss). For comparability, this adjustment was added back to calculate Adjusted Earnings.

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

(l)   On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(m)  The tax effect represents the tax impact of the total adjustments based on a tax rate of 30.1% for 2013, 26.2% for 2014, 38.7% for 2015 and 24.9% for the year ended December 31, 2016.

(***) The Adjusted Earnings per share, for the period/years presented, was calculated based on the weighted average number of ordinary shares outstanding of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 and 2014 the weighted average number of ordinary shares was 73,648,760 and 73,619,511, respectively.

Reconciliation of total debt to net debt with third parties
	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2012	2013	2014	2015	2016
Debt:
7.375% Senior Secured Notes due 2020	-	297.7	300.3	301.7	303.3
Brazilian Debentures	443.0	345.9	245.9	168.1	156.6
Vendor Loan Note (1)	145.1	151.7	-	-	-
Contingent Value Instrument (2)	52.3	43.4	36.4	26.3	-
Preferred Equity Certificates	471.6	519.6	-	-	-
Finance Lease Payables	8.7	11.9	9.0	4.7	3.6
Other Borrowings	200.1	0.6	61.7	74.8	71.4
Total Debt	1,320.8	1,370.8	653.3	575.6	534.9
Preferred Equity Certificates	(471.6)	(519.6)	-	-	-
Total Debt excluding PECs	849.2	851.2	653.3	575.6	534.9
Cash and cash equivalents	(200.3)	(213.5)	(211.4)	(184.0)	(194.0)
Short-term financial investments	(28.7)	-	(26.9)	-	-
Net debt with third parties (3) (unaudited)	620.2	637.7	415.0	391.6	340.9
Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	268.1	293.8	305.3	249.7	221.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	2.3x	2.2x	1.4x	1.6x	1.5x

(1)     Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)     The CVI was terminated on November 8, 2016 as described in “Basis of Presentation and Other Information” section.

(3)    In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4)    Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

External Risks

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from a number of sources in the future. In 2016, the top five CRM BPO companies, including us, represented approximately 20.2% of the global CRM BPO solutions market, based on company filings, IDC and our estimates. We believe the principal competitive factors in the markets in which we operate are industry expertise, service quality, price, and the ability to add value to a client’s business. We face competition primarily from other CRM BPO companies and IT services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

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

A substantial portion of our revenue, operations and investments are in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

For the year ended December 31, 2016, we derived 40.9% of our revenue from the Americas and 46.5% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

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

Any deterioration in global market and economic conditions, especially in Latin America, and, particularly in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2016. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2016, 48.5% of our revenue was derived from clients in the telecommunications industry and 35.0% of our revenue was derived from clients in the financial services industry including insurance. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 85.5%, 87.5% and 87.4% of our revenue respectively, for the year ended December 31, 2014, 2015 and 2016. In addition, key markets such as the telecommunications and financial services industries comprised 83.5% of our revenue for the year ended December 31, 2016.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,621.8 million in 2014, $1,410.5 million in 2015 and $1,309.9 million in 2016, or 71.2%, 72.3% and 74.5%, respectively, of our revenue in those periods.

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

We will attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods to remain competitive, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefit expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our results of operations.

Furthermore, most of the countries in which we operate have labor protection laws, including statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly Brazil, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are continued increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from one quarter to the next due to various factors including seasonality.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as: client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations or the onset of certain parts of the year, such as the summer vacation period in our geographically diverse markets and the yearend holiday season in Latin America, the business decisions of our clients regarding the use of our services, startup costs, delays or difficulties in expanding our operational facilities and infrastructure, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients.

We typically generate less revenue in the first quarter of the year and is related of the fact that our clients generally spend less after the yearend holiday season. We have also found that our revenue increases in the last quarter of the year, particularly in November and December when our business benefits from the increased activity of our clients and their customers, who generally spend more money and are otherwise more active during the yearend holiday season. These seasonal effects also cause differences in revenue and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

In addition, the sales cycle for our services, typically from six to 12 months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements. Also, we recognize revenue only upon actual provision of the contracted services and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the startup costs required in building our infrastructure. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays.

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

As of December 31, 2016, 94.9% of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian real, the Mexican peso, the Chilean peso and the Argentinean peso). Both Brazil and Mexico have experienced inflation and volatility in the past and some Latin American countries have recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period end exchange rate, and income and cash flow statements at average exchange rates for the year. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the year ended December 31, 2014, 2015 and 2016, these fluctuations had a significant effect on our results of operations.

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

For the years ended December 31, 2016, 2015 and 2014, revenue from our operations in Brazil accounted for 46.5%, 47.7% and 52.0% of our total revenue, respectively and Adjusted EBITDA from our operations in Brazil accounted for 54.5%, 51.8% and 56.4% of our total Adjusted EBITDA, respectively. In each case, before holding company level revenue and, expenses and consolidation adjustments.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, or by other factors such as:

•   devaluations and other currency fluctuations;

•   inflation rates;

•   interest rates;

•   liquidity of domestic capital and lending markets;

•   energy shortages;

•   exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);

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

The Brazilian government regularly implements changes to tax policies that may increase our and our clients’ tax burdens. These changes can include modifications in the rate of assessments, nonrenewal of existing tax relief, such as the “Plano Brasil Maior” and, on occasion, enactment of temporary taxes the proceeds of which are earmarked for designated governmental purposes. Because we derive a significant portion of our revenue, EBITDA and Adjusted EBITDA from our operations in Brazil, if the “Plano Brasil Maior” is not extended or not made permanent, it would have a significant negative impact on our total costs. Our inability to pass through such increase in costs to our customers will materially and adversely affect our results of operations. Furthermore, increases in our overall tax burden could negatively affect our overall financial performance and profitability.

The Brazilian currency has been devalued over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic minidevaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

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

In recent years, there has been considerable changes in the tax policy in Brazil, including tax increases that has impacted our business and further changes have been proposed.

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

In 2016, our operations in Argentina accounted for 6.8% of our revenue and 2.2% of our EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. In 2015, the Argentine economy has experienced a recession, as well as a political and social crisis, and the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, the continued depreciation of the Argentine peso may have a negative impact on our business in Argentina. For example, in 2016, the Argentine peso depreciated approximately 17.9% against the U.S. dollar.

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

The CRM BPO industry in which we operate is subject to the periodic introduction of new technologies which often can enable us to service our clients more efficiently and cost effectively. Our business success is partly linked to our ability to recognize these new technological innovations from industry leading providers of such technology and to apply these technological innovations to our business. If we do not recognize the importance of new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any increases in the cost of telecommunications services and products provided by third parties, including telecommunications equipment, software, IT products and related IT services and call center workstations have a direct effect on our operating costs. The cost of telecommunications services is subject to several factors, including changes in regulations and the telecommunications market as well as competitive factors, for example, the concentration and bargaining power of technology and telecommunications suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are subject to income taxes in numerous foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver services may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions because of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such changes in tax laws or regulations could increase our tax expenses, reducing our profitability and cash flows.

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

Internal Risks

Telefónica, certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the year ended December 31, 2014, 2015 and 2016, we generated, 46.5%, 45.2% and 42.2%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised approximately 65.3%, 57.7% and 56.4%, respectively, of our revenue from the Telefónica Group for the year ended December 31, 2014, 2015 and 2016. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 80.3% of our revenue for the year ended December 31, 2016.

We are party to a master services agreement (the “MSA”) with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of December 31, 2016, 37 companies within the Telefónica Group were a party to 144 arm’s length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. The MSA expires on December 31, 2021, and although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 does not automatically result in a termination of any of the local services agreements in force after that date. The MSA contemplates a right of termination prior to December 31, 2021 if a change of control of the Company occurs as a result of a sale to a Telefónica competitor. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica Group companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica Group. Consequently, our revenue or margins from the Telefónica Group may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica Group companies including the impacts of adverse macro-economic conditions on Telefónica Group’s business, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica Group company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all the work and services we currently provide to Telefónica in-house.

The loss of a significant part of our revenue derived from these clients, particularly the Telefónica Group, as a result of the occurrence of one or more of the above events would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will grow at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period without a corresponding growth in our revenue.

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

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 74.5% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

Rapid growth may make it difficult for us to maintain our internal operational and financial systems.

Since our founding in 1999, and particularly from 2004, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 86,071 as of December 31, 2014 to 91,567 as of December 31, 2015 and 89,082 as of December 31, 2016. The average number of employees (excluding internships) increased from 154,176 for the year ended December 31, 2014 to 163,974 for the year ended December 31, 2015 and decreased to 151,601 for the year ended December 31, 2016.

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

The CRM BPO industry is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant startup costs related to investments in infrastructure to provide our services and the hiring and training of employees, such expenses being historically incurred before revenue is generated.

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2016, our average days sales outstanding (“DSO”) was approximately 58 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. Our working capital was $340.9 million, $293.1 million and $226.1 million as of December 31, 2014, 2015 and 2016, respectively. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

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

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can only provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision—making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost-effective control system, misstatements due to error or fraud may occur and may not always be prevented or timely detected. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes resulting from our operations in Brazil.

As of December 31, 2016, Atento Brasil S.A. (“Atento Brasil”) was party to approximately 12,364 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions. The estimated amount involved in these claims total $77.1 million of which $20.7 million have been classified as probable, $51.4 million classified as possible and $5.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $39.4 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2016, we have recognized $20.7 million of provisions ($26.8 million as of December 31, 2015 and $53.9 million as of December 31, 2014). We are also a party to various labor disputes and potential disputes in other jurisdictions in which we operate, including Argentina and Mexico. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2016, we had total indebtedness of $534.9 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•   impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditure, acquisitions or other important needs;

•   requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditure, acquisitions and other important needs;

•   increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

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

Bain Capital controls Topco and PikCo, and owns, directly or indirectly, approximately 84.78% of our ordinary shares, Bain Capital have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

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

The stock market has been highly volatile. As a result, the market price of our ordinary shares may be volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

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

•   changes in our revenue or earnings estimates or recommendations by securities analysts;

•   publication of research reports by securities analysts about us or our competitors or our industry;

•   our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•   additions or departures of key personnel;

•   strategic decisions by us or our competitors, such as acquisitions, divestitures, spinoffs, joint ventures, strategic investments or changes in business strategy;

•   announcement of technological innovations by us or our competitors;

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

Though we currently intend to pay dividends in the future, any such determination to pay dividends will be at the discretion of our board of directors. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Notes and Brazilian Debentures. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Senior Secured Notes and Brazilian Debentures. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we have profits available and distributable reserves. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur. See “Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Distributions”.

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

As a public company, we have incurred significant legal, accounting, insurance and other expenses that we had not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing in recent years. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Operational frauds including unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

Risk relating to losing clients, reputation & increase of global insurance policy premium due operational frauds. Atento delivers its services to its clients through a complex technological platform that integrates many aspects of information technology: powerful telephonic, hardware and software. The Group ensures that requisite security and insurance cover are applied in the context of its activities. The Group requests that each subsidiary to adhere to internal data security and protection standards, as well as to international security and quality standards, however in our regular course of business Atento operates client systems that might not comply with our Group IT Security rules.

While we take actions to improve our controls, it is possible that our technology controls over our client’s operations and other practices we follow may not prevent the fraud in our platforms. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Operations frauds by using client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continuous to grow, the potential risk of security breaches and cyberattacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business. In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, gains unauthorized access or penetrates our network security or otherwise mismanages or misappropriates sensitive data or violates our established data and information security controls, we could be subject to significant liability to our clients or their customers for breaching contractual confidentiality provisions or privacy laws, including legal proceedings, monitory damages, significant remediation costs and regulatory enforcement actions. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Continuity and Reputation Risks

We may fail to attract and retain sufficiently trained employees at our service delivery centers to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2016, we experienced monthly turnover rates of 6.3% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, within our industry as well as with companies in other industries and in many locations where we operate there are a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our profit margins.

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

Our business operations are subject to various regulations and changes to these regulations or enactment of new regulations could require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties in the case of noncompliance with such regulations.

Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations, including but not limited to, data protection laws and consumer laws, and labor conditions laws, as well as trade restrictions and sanctions, tariffs, taxation, data privacy and labor relations.

Under data protection laws, we are typically required to manage, protect, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our client contracts, we represent that we will keep such information confidential in compliance with regulations. Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users. We seek to implement measures to protect sensitive and confidential customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential customer data, we could be subject to significant fines for breaching privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business operations may be impacted if current regulations are made stricter or more broadly applied or if new regulations are adopted. Violations of these regulations could impact our reputation and result in financial liability, criminal prosecution, unfavorable publicity, restrictions on our ability to process information and breach of our contractual commitments. Any broadening of current regulations or the introduction of new regulations may require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties, even the temporary shut down our facilities. Any such violations or changes in regulations could, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

Specific Risks

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

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica Group companies) for the year ended December 31, 2016 represented 80.3% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the year ended December 31, 2016 represented in aggregate 38.7% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Adverse decisions of the Superior Labor Court or other labor authorities in Brazil or legislative changes in applicable law with respect to the legality of outsourcing of certain activities that we provide could have a material adverse impact on our business, financial condition, results of operations and prospects – This risk was reduced as result of the new legislation in place regarding Outsourcing.

As in the past there was no specific legislation in Brazil regulating outsourcing activities, the judicial system has been considering this issue in light certain individual court rulings that stipulate that call center activities are core to a telecommunications company’s business and cannot be outsourced. These rulings have conflicted other court rulings and legislation in Brazil and as result several telecommunications companies in Brazil have filed appeals arguing that these decisions are inconsistent with the provisions of the applicable law. Recently, the Brazilian Federal Supreme Court (“Supremo Tribunal Federal”), or “STF,” confirmed that it has jurisdiction to consider arguments regarding the legality of service outsourcing in Brazil and, therefore, that it will hear the merit of the claim. The decision of the STF will be a binding precedent that must be adhered to by lower courts. We cannot predict when any such decision would be issued nor what the final outcome of such cases will be.

However, in March, 31st -2017, the National Congress in Brazil approved a law would regulate not only temporary labor relations and all outsourced labor relations.  This new law reduced this risk raised by the Company.

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

Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company except where such shareholder or a group of shareholders holds shares representing at least ten percent (10%) of the Company’s share capital at the annual general meeting of shareholders of the Company resolving upon the discharge to be granted to the directors.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

•   the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•   the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•   the U.S. court has applied to the dispute the substantive law designated by the Luxembourg conflict of law rules (although one first instance decision rendered in Luxembourg—which had not been appealed—no longer applies this condition);

•   the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, there was no violation of the rights of the defendant;

•   the U.S. court has acted in accordance with its own procedural rules; and

•   the judgment of the U.S. court does not contravene Luxembourg international public policy.

Our directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him/her in connection with any losses or liabilities, claim, action, suit or proceeding in which he/she is involved by virtue of his/her being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to limited exceptions. To the extent allowed by law, the rights and obligations among us and any of our current or former directors and officers will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as directors or officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

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

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, our articles of association provide that preemptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting which adopted the authorized capital of the Company in the Luxembourg Legal Gazette approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication has occurred on December 3, 2014. The general meeting of our shareholders may renew, expand or amend such authorization. See Item IOB “Articles of association” for additional detail.

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

The New York Stock Exchange listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phasein periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the New York Stock Exchange listing rules, or they may decide that it is in our interest not to have a Compensation Committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with New York Stock Exchange listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the New York Stock Exchange listing rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the New York Stock Exchange listing rules.

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

Future sales of our ordinary shares, or the perception in the public markets that these sales may or may not occur, could impact our share price.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 73.9 million ordinary shares outstanding as of March 31, 2017. Of these shares, 15.3 million ordinary shares were sold in our initial public offering and are freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

PikCo is entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lockup agreements with the representatives of the underwriters, those ordinary shares will be available for immediate resale in the United States in the open market.

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

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

History and Structure

Our legal name is Atento S.A. We are a public limited liability company (“société anonyme”) organized and existing under the laws of the Grand Duchy of Luxembourg on March 5, 2014 and have our registered office at 4 rue Lou Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is the U.S. agent.

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

We continued our geographic expansion by launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher quality services and the development and maintenance of long-term relationships with our clients. This strategy was very successful, driving a significant increase in revenue and operating profit from 2003 to 2007.

In 2008, we broadened our strategic targets to include the pursuit and provision of new business opportunities, while continuing to implement our strategy of differentiation by offering higher quality solutions, superior value-added services and building and maintaining long-term relationships. We also expanded our geographical presence in 2008 in the Czech Republic and in 2009 we began operations in the United States.

In December 2012, Bain Capital acquired the Atento Group from Telefónica. The transition from a Telefónica subsidiary to a standalone business has been successful without any business disruptions. We have continued to benefit from our long-standing relationships with clients and have further increased the breadth of our portfolio with customer wins in new relevant verticals. We continue to evolve our offerings and deliver increasingly more complex end-to-end customer experience solutions to our clients. To accelerate the transition as an independent company and to fully capture the favorable growth trends of the industry, our management team structure was strengthened including appointments of a new Chief Financial Officer, Director of Technology, and Chief Commercial Officer, and the reinforcement of our salesforce to actively pursue growth initiatives including U.S Nearshore and the expansion into verticals such as telecommunication excluding Telefónica and financial services.

In connection with Bain Capital’s acquisition, Atento further reinforced its partnership with Telefónica. In 2012 we signed a MSA agreement with Telefónica with a nine-year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

On November 8, 2016, Atento entered into Amendment Agreement to the Master Services Agreement with Telefónica S.A., reinforced and strengthening the Company’s strategic relationship with Telefónica, its largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023.

In October 2014, pursuant to the Reorganization Transaction, as described in section “Basis of Presentation and Other Information” and the IPO, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO” floating a 13.6% of its share capital. See section “Basis of Presentation and Other Information”.

Capital Expenditure

Our business requires capital expenditure, for both growth and maintenance. This includes the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the year ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
($ in millions)
Brazil	76.6	74.2	23.0
Americas	38.0	39.2	23.0
EMEA	4.2	7.3	2.1
Other and eliminations	1.3	0.5	0.1
Total capital expenditure	120.1	121.2	48.2

B.     Business Overview

Our Company

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and we became an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”, currently floating 14.5% of its share capital. See section “Basis of Presentation and Other Information”.

Latin America is one of the most attractive CRM BPO markets globally, and Atento is uniquely positioned to capture this growth potential as one of the few scale players in the region. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO market in the world with a market size of approximately $9.6 billion in 2016.

The potential for growth in the markets where we operate is strong and driven by a number of demographic and business trends including (i) sustained demand growth driven by a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) limited number of large scale operators in Latin America, and (iv) North America’s continued off-shoring trend as U.S. - based businesses continue to off-shore call center services to other geographies.

As the largest provider of CRM BPO services in Latin America, we hold the #1 market share position in most of the countries where we operate, based on revenues for the year ended December 31, 2015, according to Frost & Sullivan with a market share of 18.3%, we have also increased our market share in Brazil, our largest market, from 23.3% in 2009 to 25.6% in 2015, becoming the number 1 player based on revenue. We have achieved our leadership position over our 15-year history through our dedicated focus on superior client service, scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs and our highly engaged employee base. Given its growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region.

We offer a comprehensive portfolio of CRM BPO services, including customer care, sales, collections, back office and technical support. We are evolving from offering individual CRM BPO services to combining multiple service offerings, covering both the front-end and the back-end of our clients’ customer experience, into customized solutions adapted to our clients’ needs. We believe that these customized end-to-end customer solutions provide an improved experience for our clients’ customers and create stronger customer relationships, which reinforces our clients’ brand recognition and enhances customer loyalty. Our services and solutions are delivered across multiple channels including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2016, CRM BPO solutions and individual services comprised approximately 25.3% and 74.7% of our revenue, respectively. In Brazil, which has the highest penetration of CRM BPO solutions of our segments, we grew solutions from 36.4% of revenue in 2015 to 40.3% of revenue in 2016.

We also enjoy long-standing client relationships across a variety of industries working with market leaders in sectors such as telecommunications, banking and financial services and multi-sector, which for us comprises the consumer goods, services, public administration, healthcare, transportation, technology and media industries. In 2016, approximately 48.5% of our revenue was derived from sales to telecommunications, 35.0% to financial services and 16.5% to multi-sector clients. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base has grown to over 400 separate clients resulting in non-Telefónica revenue accounting for 42.5% of total revenues in 2016 compared to approximately 10% of the revenue of AIT Group in 1999.

Atento benefits from a highly engaged employee base. Our over 151,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2016, we were recognized for the fourth consecutive year by Great Place to Work Institute as one of the world’s top 25 multinational companies to work for.

We have a strong relationship with Telefónica underpinned by a long-term MSA. On November 8, 2016, Atento entered into Amendment Agreement to the Master Services Agreement with Telefónica S.A., reinforced and strengthening the Company’s strategic relationship with Telefónica, its largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; a guaranty that the Company will maintain at least our current share of Telefónica’s spending in all key contracts; and certain other amendments. Currently serving 37 companies of the Telefónica Group under 144 arm’s length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021, with the exception of Brazil and Spain ending in 2023, does not automatically result in a termination of any of the local services agreements in force after those dates.

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market are excluded from the Morocco Transaction and will continue operating as part of Atento Spain. The Morocco Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil S.A. acquired 81.4885%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$28.1 million ($8.6 million).

The combination of Atento Brasil S.A. and RBrasil creates the largest provider of collection services in Brazil with 7,000 professionals with strong collections know-how and expertise, optimally positioning Atento expand its share of the $2.7 billion collections market in Latin America. Other benefits include:

•   Providing new existing clients with a fully integrated platform, delivering customized collections solutions.

•   Enhancing the effectiveness of collections solutions with the extensive use of technology, business intelligence and analytics capabilities.

•   Drives consolidation in this highly fragmented and compelling market in Latin America.

Our revenue for the year ended December 31, 2016, was $1,757.5 million, our Adjusted EBITDA was $221.9 million and our profit for the year was $0.2 million. For the year ended December 31, 2015 and 2016, our revenue decreased by 14.4%, and 9.9%, respectively, and our Adjusted EBITDA decreased by 18.2% and 11.1%, respectively. For the year ended December 31, 2015 and 2016, respectively, excluding the impact of foreign exchange, our revenue increased by 9.3%, and decreased by 1.4% and our Adjusted EBITDA increased by 6.8% and decreased by 3.6%. The following table sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
($ in millions, except percentage changes)
Brazil	1,184.8	930.2	816.4
Americas	779.4	789.8	718.9
EMEA	314.7	231.7	223.9
Other and eliminations (1)	(0.7)	(1.8)	(1.7)
Total	2,278.2	1,949.9	1,757.5
(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2016, Brazil accounted for 46.5% of our revenue and 54.5% of our Adjusted EBITDA; Americas accounted for 40.9% of our revenue and 41.5% of our Adjusted EBITDA; EMEA accounted for 12.7% of our revenue and 7.3% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the year ended December 31, 2014, 2015 and 2016:

Revenue by country
	For the year ended December 31,
($ in millions)	2014	2015	2016	(%)

Country
Spain	306.6	233.0	224.0	12.7
Czech Republic	9.5	-	-	-
Other and eliminations (*)	(1.4)	(1.3)	(0.1)	-
EMEA	314.7	231.7	223.9	12.7

Argentina	151.9	162.1	119.6	6.8
Chile	79.3	79.6	80.1	4.6
Colombia	69.5	59.5	61.0	3.5
El Salvador	13.9	19.2	16.7	1.0
United States	20.7	28.9	37.0	2.1
Guatemala	15.3	17.1	15.8	0.9
Mexico	275.0	242.4	199.6	11.4
Peru	131.8	145.4	151.8	8.6
Puerto Rico	12.8	14.0	14.6	0.8
Uruguay	8.0	3.7	3.5	0.2
Panama	0.8	4.6	5.0	0.3
Other and eliminations (*)	0.4	13.3	14.2	0.7
Americas	779.4	789.8	718.9	40.9
Brazil	1,184.8	930.2	816.4	46.5
Other and eliminations (*)	(0.7)	(1.8)	(1.7)	(0.1)
Total revenue	2,278.2	1,949.9	1,757.5	100.0

(*) Includes holding company level revenues and consolidation adjustments.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the years presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to (i) our clients generally spending less in the first quarter of the year after the year-end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

Our Strategy

Our mission is to help make our clients successful by delivering the best experience for their customers. Our goal is to significantly outperform the expected market growth by being our clients’ partner of choice for customer experience while driving margin efficiencies. We have laid out a clear strategy and a number of initiatives around 3 key pillars to bring Atento to its full potential: transformational growth, best in class operations and inspiring people. In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

Above-Market Growth

We are focused on our clients’ needs and therefore developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. As a result, we aim to strengthen our client relationships, allowing us to capture a greater share of their spend, gain relevance as a business partner and consequently achieve higher levels of profitability. Over time, we have diversified and expanded our services, increased the sophistication of our services and developed customized solutions such as credit origination and management, means of payment, trade marketing, insurance services management and other CRM BPO processes. Our revenue from these solutions has grown faster than our overall revenue over the past several years; in 2016, we increased the share of our solutions penetration to 24.4%, up 40 basis points year-on-year.

During this year, we have also recognized the importance of focusing on our Digital solutions. As our clients’ customers further adopt social networks and increase use of their smartphones, it is our job to accompany them in their journey. Therefore, we are investing in creating a global Digital team, which will not only be the driver of innovation for our business teams, but also, will start developing digital solutions to address our clients’ concerns in addressing their customers’ digital journeys, tackling specific problems such as churn in the Telco industry and marketing in digital channels. There will be continued focus on digital initiatives into the coming years, as we work on initiatives improving hybrid multi-channel support, automation, customer analytics and an overall improvement in customer experience across clients, geographies and industries.

Furthermore, we are also aggressively growing outside of Telefónica and continue to win new client relationships, either from competitors or from new clients as they outsource their in-house operations because of our strong sector credentials. Today, we provide solutions to most of the telecommunications companies in Brazil and have been awarded contracts with leading LatAm regional telecommunication companies, other than Telefónica, in five countries. Going forward, we are focused on growing these new relationships to scale.

We also recognize that the market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity for us. We firmly believe our strong relationships with multi-national clients throughout Latin America positions us well to also serve their off-shoring needs in the United States as exemplified by our near-shoring relationships and have continued investing in U.S. infrastructure.

Best-In-Class Operations

Building on advancements in 2016, we are continuing to see benefits in our operational excellence and transformation initiatives, which continue to support future profitable growth. We have added specific initiatives to drive a “Low Cost to Serve” operating model for all aspects of our business. This initiative seeks to drive down the major cost drivers in our business via automation/robotics, alternative channel mix, and advanced service delivery methods.

We continue to make investments in infrastructure, proprietary technologies, and management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by five key global initiatives:

Low Cost Operating Model. As we continue to drive Best-In-Class operations we have been focused on driving a lower cost to serve operating model for Atento. We have analyzed the major costs components of our business in the Human Resources, Technology, Facilities, and Infrastructure areas and have developed specific solutions to lower the cost to serve in each category. For example, (i) in the Human Resources area we have implemented initiatives to drive down Average Handle Time, After Call Work, and reduce the time spent in Recruiting and Selection. In addition, we implanted solutions to drive out the number of training days while preserving the quality of training, (ii) in the Technology area we have successfully trialed automation solutions, virtual ACD technologies, and consolidated operations in multiple global shared services, (iii) in the Facilities area we have driven more capacity to lower cost Tier 2 cities and are focused on seat utilization as an indicator of efficiencies, (iv) in the Infrastructure area we have focused on a Telecom and Network reduction effort via restructuring and diligent capacity planning. All of these initiatives come together to enable a lower cost to serve operating model for Atento.

Enhance Operations Productivity. We are focused on a variety of initiatives to enhance agent productivity. In 2016 we established a new Operational Command Center in Peru finalizing the Global Strategy of Command Centers in each of the regions (2014 in Sao Paulo, Brazil, 2015 in Mexico City, Mexico, and Madrid, Spain). These centers are pivotal in our strategy to streamline the efficiency of our operations across our delivery centers and optimize corporate functionality and management effectiveness via a standardized set of industry certified processes (COPC) and capabilities. These centers are continuously upgraded with leading edge technology to enhance our ability to shift resources across programs and channels as needed, in real-time, based on client requirements. In 2016, we have established Azure as our data repository in order to provide our management immediate analytics and continuous data enabling them to streamline processes that we expect will offer the optimal customer experience for our clients.

Increase HR Effectiveness. As Human Resources are one of our largest cost factors in Atento, we have focused on Recruiting, Selecting and Training talent as key factors in the successful delivery of our CRM BPO services and solutions. Given the heavy dependency on Human Resources in all of our operations, we have been focused on driving efficiencies in our Recruiting, Selection, and Training areas in 2016. We have established new recruiting channels and techniques to reduce the number of required resources to fill the demand, we have implemented an automated selection tool which reduces our dependence on a big recruiting team and improves the accuracy of our process, and we have implemented new “Simulation/Web based training solutions” in 2016 which reduces our dependence on instructor led training, reduces the number of training days, improves our learning curve post training, and improves the consistency of our training delivery. The roll-out of these initiatives helped us reduce our monthly turnover for the group from 6.7% in 2015 to 6.4% in 2016.

Drive Consistent and Efficient IT Platform. Our technology strategy has remained focused on (i) delivering a cost-efficient and reliable IT infrastructure to meet the needs of existing clients and support expansion into higher margin “Solutions” business, (ii) enhancing our ability to add capacity rapidly with a highly variable cost structure for new business, (iii) developing new products and solutions that can be rapidly scaled and rolled out across geographies, (iv) providing standard operational tools and processes to enable the best experience to our clients’ customers, and (v) establishing common platforms that facilitate centralization of core IT services. We have piloted and are now rolling out new technologies to enable a more agile IT platform in support of new Solutions, Carve-Out business, and the Low Cost Operating Model. Specifically, we have consolidated the NoC/SoC globally in Brazil (target complete date Q1 2017), globalized the IT Service Desk under one management structure, completed successful pilots of a Virtual ACD Call Routing solution, and have implemented several automated transaction handling solutions.

Optimize Site Footprint. As we have continually focused on moving from Tier 1 cities to Tier 2 cities in order to optimizes our cost to serve, we have also focused on improving our facilities utilization rate (the number of billable hours per day are we billing per seat) as an indicator of the health of our business and as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reduced turnover and absenteeism. In Brazil, we have increased the percentage of total workstations located in tier 2 cities from 58% in 2015 to 62% in 2016. As demand for new services and solutions grows and complexity continues to increase, we are focusing on a new operating model which will be focused on defined centers of excellence around credit factory, collections, Telecom, and Finance. As always, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

Inspiring People

We believe that our people are a key enabler to our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforce, a culture we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive plans together with permanent motivation initiatives, that foster a work environment that aligns our management’s professional development with client objectives and our goals, including efficiency objectives, financial targets and client and employee satisfaction metrics. We have implemented an operating model that integrates the corporate organization globally, allowing us to capture the benefits of scale and fostering Best Practices sharing. We have developed Share Service Centers, driving efficiency and pursuing a process oriented organization. The corporate organization is integrated globally but strategically segmented into different operating regions, to leverage and gain efficiency by working together with the regional teams. We believe that this new organizational structure will foster agility and simplicity, while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation, with full accountability on the results. We also continue to receive industry recognition for the strong culture and workplace environment we promote across our organization. For the fourth year in a row, we have been recognized as one of the 25 Best Multinational Workplaces by GPTW.

Our Integrated Solutions and Client Value Proposition

We believe that a key part of delivering superior, integrated, multi-channel and value-added customer experience comes from being close to our clients, and understanding how their customers choose their interactions. That is why our services and solutions span across various combinations of channels, and are very flexible using varying degrees of automation and intelligent analytics. We work closely with our clients to optimize the front and back-end customer experience by offering solutions through a multi-channel delivery platform, tailored to each client’s needs. We have a comprehensive portfolio of scalable solutions including sales, customer care, collections, back office and technical support, solutions that incorporates multiple services all deliverable across a full spectrum of communication channels including digital, voice and in-person. In summary, our focus is not only in developing integrated solutions but also delivering them across the most appropriate (analog or digital) channels and platforms.

Our vertical industry expertise in telecommunications, banking and financial services and multisector companies allows us to tailor our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results. As we continue to evolve towards customized client solutions and variable pricing structures, we seek to create a mutually beneficial partnership and increase the portion of our client’s CRM BPO services that we provide.

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing costs. In 2016, CRM BPO solutions and individual services comprised approximately 25.3% and 74.7% of group revenue, respectively. For our clients in Brazil, our largest market, approximately 58.5% of our revenue was contributed by individual services and approximately 41.5% from solutions, for the year ended December 31, 2016.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients across industry sectors. Our long-standing, blue-chip client base spans a variety of industries and includes names such as Telefónica Group, Banco Bradesco S.A., Banco Santander S.A., HSBC, Samsung, and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in the telecommunications and financial services sectors, and in multisector, which includes among others consumer goods, retail, public administration, healthcare, travel, transportation and logistics, technology and media. For the year ended December 31, 2016, our revenue from clients in telecommunications, financial services and multi-sector industries, equaled 48.5%, 35.0% and 16.5% of total revenue, respectively.

For December 31, 2016, our top 15 clients accounted for 80.3% of our revenue, and, excluding the Telefónica Group companies, our next 15 clients accounted for 38.7% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

Longstanding Client Relationships

We seek to create long-term relationships with our clients and be viewed as an integral part of their business, not just as a service provider. We strive to offer products and solutions that cover the entire client’s value chain, which we believe offer a higher value to our clients, and generally leads to a mutually beneficial longer-term relationship. In 2016, 57.5% of our revenue from clients other than the Telefónica Group came from clients that had relationships with us for ten or more years.

Development of Client Base

As of December 31, 2016, our client base consisted of over 400 separate clients. Since 1999, when Telefónica, our former parent company, and its subsidiaries contributed approximately 90% of the revenue of AIT Group, we have driven diversification of our client base by sources of revenue. For the year ended December 31, 2014, 2015 and 2016, we generated 46.5%, 45.2% and 42.5%, respectively, of our revenue from Telefónica Group companies.

As of December 31, 2016, 37 companies within the Telefónica Group were party to 144 arm’s length contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021, with the exception of Brazil and Spain ending in 2023.

Telefónica Group Master Service Agreement

Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered into the MSA, a new framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. The term of the MSA expires on December 31, 2021, with the exception of Brazil and Spain ending in 2023 according to the agreement.

The MSA requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica Group companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica Group companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us. Any such compensation payments will be in amounts calculated as a percentage of the revenue shortfalls, ranging from 8% to 20% of the shortfall depending on the scope of such shortfall and the relevant calendar year. In May 2014, we and Telefónica amended the MSA to adjust the minimum revenue commitments in Spain and Morocco by an average of €46.0 million ($62.6 million, based on the May 31, 2014 month end close foreign exchange rates) per year to reflect the lower level of activities in these geographies and a corresponding €25.4 million ($34.6 million, based on the May 31, 2014 month end close foreign exchange rates) payment was made by Telefónica representing the discounted value of the reduction in minimum revenue commitments which was subsequently applied to repay the Vendor Loan Note. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Arrangements—Vendor Loan Note”.

In November 2016, we entered into an amendment decreasing the annual targets (MRT) for the remaining years of the MSA agreement, with a one-off reset/reduction starting in 2017, of €100.0 million for Brazil and €20.0 million for Spain. In return Atento obtained an extension of the Brazil and Spain MSA targets for an additional 2 years (2022 and 2023); an adjustment of Payment Terms: Change to 30-day payment terms apply in Brazil, Spain, Peru, Mexico, Chile, Colombia and Argentina and the elimination of the Argentinean CVI contract.

Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA does not automatically result in a termination of any of the local services agreements in force after those dates. The MSA contemplates a right of termination before the end of the MSA in the different countries in event of a change of control of the Company occurring as a result of a sale to a Telefónica competitor.

In November 2016, we entered into another three-year contract in Brazil with Vivo, maintaining volume levels through the expansion of our business and improved profitability supported by changes in our operating model.

The Company also amended the MSA with Telefónica to include:

• Brazil and Spain extended to 2023 (previously 2021), aligning revenue targets to current operating conditions and retaining total level of commitment.

• Atento guaranteed to maintain at least current share of wallet, remaining largest service provider to Telefónica.

• Payment terms and invoicing process improved in all key markets.

• Argentinian $24.0 million Contingent Value Obligation, or CVI, eliminated further strengthening our balance sheet.

CRM/BPO industry recognitions

Over the years, the quality and innovation of Atento’s solutions to enhance the customer experience of Atento’s clients have been consistently recognized with the most prestigious awards within the CRM/BPO industry.

Our Company takes great pride in these recognitions. They are a direct result of our eagerness to meet Atento’s clients' expectations and to create customer experience solutions that become a source of competitive advantage.

Listed below some of the most relevant awards achieved in 2016:

•         Latam Awards, Best Customer Relations Companies in Latin America.

Prestigious annual award with a regional scope that appraises and identifies the best customer relations companies in Latin America across different categories.

•         Great Place to Work Awards.

For the fourth year running, Atento is one of the 25 Best Multinationals to Work in the World. The Company is also one of the 25 Best Multinationals to Work for in Latin America for the sixth consecutive year, according to Great Place to Work. In 2016, seven of the Company's national operations were included in the Great Place to Work®.

•         Amauta Awards, Best Direct and Interactive Marketing Practices in Latin America.

The Amauta Awards are the most important awards in the direct and interactive marketing industry in Latin America. Atento received 8 Amauta awards in the 2016 edition. Atento in the CRM/BPO sector company to receive most AMAUTA awards over the years.

•         ABEMD Awards, Best Direct Marketing Practices in Brazil.

The ABEMD awards recognize the best solutions in the direct marketing industry in Brazil. They analyze the strategy, planning, creativity and results of each solution. In 2016, Atento was selected Agency of the Year in the Contact Center Category. Also won six awards granted by ABEMD for the solutions developed for customers Santander, Mapfre, GPA, Ford and Sony.

•         Consumidor Moderno Awards for Excellence in Customer Service.

Consumidor Moderno awards are a reference in the CRM BPO sector in Brazil and they are based on one of the most comprehensive studies to assess the quality of customer service in the country. In 2016, Atento was recognized as “Contact Center of the Year – Major Operations”. The award is granted with the participation of Centro de Inteligência Padrão (CIP), in partnership with SAX – Customer Experience Specialists, one of the most renowned customer experience research companies in Brazil.

•         IMT Awards, Best CRM Practices in Mexico.

Most prestigious awards for the CRM industry in Mexico, granted by the Instituto Mexicano de Teleservicios. Atento was recognized with 2 IMT awards in the 2016 edition.

•         Socially Responsible Company Awards in Peru.

This certificate is awarded to companies for their high standards in working conditions, business ethics, engagement with the community and environmental protection. This is the fourth time Atento has been awarded this certificate in Peru and it is the only Company in its sector to hold it.

•         Platinum Contact Center Awards.

The Platinum Contact Center Awards recognize the highest quality in customer service and technological innovation in Spain. Atento Spain received two awards in the 2016 edition Best Customer Service Experience in Energy for its work with Repsol and Best Customer Service Experience in Citizen Services for the 060 service.

•         CRC Gold Awards.

The CRC Gold Award for Best Outsourcer recognizes excellence in customer services and business process outsourcing and are the leading CRM/BPO industry awards in Spain. Atento was recognized with the 2016 CRC Gold Award for Best Outsourcer in Spain. Also received the award for Best Customer Service Operation and was again given the Award for Best Business Process Outsourcing Operation.

•         Top Employer.

Atento received the Top Employer certificate awarded by the CRF institute (Corporate Research Foundation) in Spain in 2016.

•         National Quality Award.

Atento received the National Quality Award in Argentina in 2016. The highest recognition for Quality in the country.

•         Verint Customer Awards.

Atento received the Global Customer Award in the Commercial category at Verint Global Conference in 2016.

•         AMDIA Awards.

Highest recognition for Direct and Interactive Marketing in Argentina. In 2016, Atento received two Silver and one Gold awards for their social media solutions. Atento also received the Grand Prix recognition, highest recognition in the AMDIA awards, for the solutions implemented for General Motors.

Competitive Landscape

Global Competitive Landscape

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Relative to CRM BPO market share in Latin America, we hold the number one position in most countries in which we operate including Brazil, the largest market, Perú, México, Chile and Argentina.

In Gartner’s Magic Quadrant for Customer Management Contact Center BPO (March 2017), in 4 years we have positioned ourselves among the top 5 leading global players, showing significant improvement in ability to execute and completeness of vision. The 2017 report highlights: Atento’s digital efforts, coupled with its offerings such as digital marketing, customer analytics, robotic process automation (RPA) and IA services, long-term relations with its clients, and the adoption a consultative sales methodology when positioning value-added multichannel and analytics services, process and industry knowledge, senior management experience, time to market, responsiveness, focus on service quality, process methodologies, and the ability to scale.

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

C. Organizational Structure

At December 31, 2014, 2015 and 2016, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in Global Exchange Market in Ireland. All subsidiaries use year-end December 31, as their reporting date.

D. Property, Plant and Equipment

Property

We perform our business in service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2016, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400-square meter field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2016, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Lease expenses on a consolidated basis reached $106.3 million, $75.6 million and $63.0 million in the year ended December 31, 2014, 2015 and 2016.

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

Our infrastructure has grown in response to a substantial increase in demand for our services. As of December 31, 2016, we had 89,082 workstations globally, with 45,913 in Brazil, 37,574 in the Americas (excluding Brazil) and 5,595 in EMEA. As of December 31, 2016, we had 95 delivery centers globally, 31 in Brazil, 50 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2014, 2015, 2016.

	Number of Workstations			Number of Service Delivery Centers (1)
	2014	2015	2016	2014	2015	2016

Brazil	44,061	47,694	45,913	29	33	31
Americas	34,498	36,229	37,574	45	51	50
Argentina (2)	3,820	3,705	3,673	11	11	11
Central America (3)	2,983	2,629	2,644	3	5	5
Chile	2,398	2,495	2,673	2	3	3
Colombia	5,827	7,292	7,723	6	9	9
Mexico	9,812	9,905	10,298	17	16	15
Peru	8,493	8,893	9,253	3	4	4
United States (4)	1,165	1,310	1,310	3	3	3
EMEA	7,512	7,644	5,595	19	18	14
Morocco (5)	2,046	2,039	-	4	4	-
Spain	5,466	5,605	5,595	15	14	14
Total	86,071	91,567	89,082	93	102	95

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)      Includes Uruguay.

(3)      Includes Guatemala and El Salvador.

(4)      Includes Puerto Rico.

(5)      Operations in Morocco were divested on September 30, 2016.

The following is a list of our principal workstations as of December 31, 2014, 2015 and 2016:
	Number of Workstations
	2014	2015	2016
Brazil
São Bernardo do Campo	2,977	2,929	3,043
São Paulo (São Bento I)	2,359	3,072	2,552
São Paulo (Belem)	3,150	2,514	2,520
São Paulo (Nova São Paulo)	2,278	2,374	2,385
São Paulo (Santana)	2,559	2,678	2,375
São Paulo (Santo Antonio)	1,988	1,981	2,059
São José dos Campos	1,967	1,967	2,018
Salvador (Uruguay)	2,073	1,985	1,974
Rio de Janeiro (Madureira)	2,061	2,044	1,916
Santos	1,912	1,759	1,745
Americas
Peru (LaMolina)	5,590	5,712	5,713
Peru (Maquinarias)	2,184	2,184	2,312
Mexico (Aeropuerto)	1,066	1,347	1,484
Chile (Vicuña Mackenna)	1,539	1,521	1,459
Colombia (Telares)	-	1,035	1,455
Colombia (Bucaramanga)	1,466	1,331	1,321
EMEA
Sapin (Ilustración)	874	1,260	1,240
Sapin (Glorias)	651	862	870
Sapin (Getafe)	507	506	507
Sapin (Bilbao)	404	366	366

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

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

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

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

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives and contingent value instruments accounting

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the inception of the contract at fair value.

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

The contingent value instruments (“CVIs”), included as part of the agreement signed for the acquisition of the subsidiary in Argentina from Telefónica, are valued and accounted by discounting the total maturity value back to the issue date using the market interest rate by the time of the agreement. Monthly, the present value of the CVIs is increased so that the balance at the maturity will be the CVIs notional amount.

Refer to Note 3t of our consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.        Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read for the year ended December 31, 2014, 2015 and 2016 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Cautionary Statement with respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this Annual Report. For the year ended December 31, 2014, 2015 and 2016, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

The following discussion includes forward looking statements. Our actual results could differ materially from those that are discussed in these forward looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2016, Brazil accounted for 46.5% of our revenue, Americas accounted for 40.9% of our revenue and EMEA accounted for 12.7% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended December 31, 2016, Brazil accounted for 48.5% of our revenue, Americas accounted for 39.1% of our revenue and EMEA accounted for 12.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 91,567 as of December 31, 2015 to 89,082 as of December 31, 2016. In general, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we can then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 4.7%, from 57.7% for the year ended December 31, 2015 to 62.4% for the year ended December 31, 2016, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2014 and 2015, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

During 2016, revenue generated from our 15 largest client groups represented 80.3% of our revenue as compared to 83.3% and 82.1% of our revenue for the same period in 2015 and 2014, respectively. Excluding revenue generated from the Telefónica Group, for the year ended December 31, 2016 our next 15 largest client groups represented 38.7% of our revenue as compared to 38.8% and 36.0% of our revenue in the same period for 2015 and 2014.

Our vertical industry expertise in telecommunications, banking and financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the year ended December 31, 2016 and 2015, CRM BPO solutions comprised approximately 25.3% and 23.9% and individual services 74.7% and 76.1% of our revenue, respectively. For the same period in 2014, CRM BPO solutions and individual services comprised approximately 23.2% and 76.8% of our revenue, respectively.

During the year ended December 31, 2016, telecommunications represented 48.5% of our revenue and financial services represented 35.0% of our revenue, compared to 49.2% and 35.6%, respectively, for the same period in 2015 and 49.1% and 35.2% for the same period in 2014. Additionally, during the year ended December 31, 2014, 2015 and 2016 the sales by service were:

	For the year ended December 31,
	2014	2015	2016
Customer Service	49.8%	47.9%	49.0%
Sales	18.2%	18.0%	16.6%
Collection	10.8%	10.6%	10.1%
Back Office	8.8%	9.7%	10.8%
Technical Support	9.6%	10.5%	9.4%
Others	2.8%	3.3%	4.1%
Total	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2014, 2015 and 2016 and the breakdown by country is presented as follow:

	Average headcount
	2014	2015	2016
Brazil	82,702	90,418	78,088
Central America	4,161	4,687	5,734
Chile	4,703	4,615	4,720
Colombia	6,274	7,770	8,288
Spain	12,121	10,497	10,213
Morocco (*)	1,367	1,348	-
Mexico	20,033	19,934	19,439
Peru	12,874	15,279	15,907
Puerto Rico	706	832	857
United States	419	629	679
Czech Republic (**)	673	-	-
Argentina and Uruguay	8,062	7,829	7,529
Corporate	81	136	147
Total	154,176	163,974	151,601

(*) Operations in Morocco were divested on September 30, 2016.
(**) Operations in Czech Republic were divested on December 9, 2014.

Consolidated Income Statements for the Year Ended December 31, 2014, 2015 and 2016

	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2014 (*)	2015 (*)			2016

Revenue	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Other operating income	4.6	4.3	(6.5)	10.9	5.8	34.9	45.0
Own work capitalized	0.5	-	(100.0)	(100.0)	0.1	N.M.	N.M.
Other gains (1)	35.1	-	(100.0)	(100.0)	41.7	N.M.	N.M.
Operating expenses:
Supplies	(103.5)	(77.6)	(25.0)	(2.6)	(65.6)	(15.5)	(7.0)
Employee benefit expenses	(1,621.8)	(1,410.5)	(13.0)	10.4	(1,309.9)	(7.1)	1.7
Depreciation	(57.8)	(50.1)	(13.3)	11.9	(46.4)	(7.4)	(0.4)
Amortization	(60.5)	(51.4)	(15.0)	9.9	(50.9)	(1.0)	6.3
Changes in trade provisions	1.6	(1.3)	N.M.	N.M.	(1.9)	46.2	46.2
Other operating expenses	(357.0)	(241.5)	(32.4)	(12.5)	(214.0)	(11.4)	(4.8)
Impairment charges	(31.8)	-	(100.0)	(100.0)	-	N.M.	N.M.
Total operating expenses	(2,230.8)	(1,832.4)	(17.9)	4.7	(1,688.7)	(7.8)	0.6

Operating profit	87.6	121.8	39.0	82.5	116.4	(4.4)	7.5

Finance income	17.3	15.5	(10.4)	24.3	7.2	(53.5)	(49.7)
Finance costs (1)	(122.0)	(75.5)	(38.1)	(19.9)	(59.2)	(21.6)	(17.3)
Change in fair value of financial instruments (**)	27.3	17.5	(35.9)	(48.7)	0.7	(96.0)	(96.0)
Net foreign exchange loss (1)	(33.4)	(3.9)	(88.3)	(97.9)	(56.5)	N.M.	N.M.

Net finance expense	(110.8)	(46.4)	(58.1)	(43.2)	(107.8)	132.3	N.M.

Profit/(loss) before tax	(23.2)	75.4	N.M.	N.M.	8.6	(88.6)	(87.3)

Income tax expense	(18.4)	(23.2)	26.1	61.4	(5.2)	(77.6)	(74.5)
Profit/(loss) from continuing operations	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Discontinued operations:
Loss from discontinued operations	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42.1)	49.1	N.M.	N.M.	0.1	(99.8)	(99.8)
Non-controlling interest	-	-	N.M.	N.M.	0.1	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (2) (unaudited)	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For reconciliation with IFRS as issued by the IASB, see section "Item 3. Key Information–A. Selected Financial Data–Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.

(**) The gain or loss of the fair value of derivatives was recorded in the Income Statements within Finance income ($40.9 million for the year ended December 31, 2014) and Finance costs ($13.6 million for the year ended December 31, 2014), instead of Changes in fair value of financial instruments.

N.M. means not meaningful

Consolidated Income Statements by Segment for the Year Ended December 31, 2014, 2015 and 2016
	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2014 (*)	2015 (*)			2016

Revenue:
Brazil	1,184.8	930.2	(21.5)	10.0	816.4	(12.2)	(7.0)
Americas	779.4	789.8	1.3	17.0	718.9	(9.0)	6.5
EMEA	314.7	231.7	(26.4)	(11.8)	223.9	(3.4)	(3.1)
Other and eliminations (1)	(0.7)	(1.8)	N.M.	N.M.	(1.7)	(5.6)	6.3
Total revenue	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Operating expenses:
Brazil	(1,081.6)	(863.9)	(20.1)	11.8	(771.1)	(10.7)	(5.4)
Americas	(718.9)	(726.0)	1.0	16.4	(676.0)	(6.9)	8.7
EMEA	(361.2)	(233.0)	(35.5)	(22.7)	(232.5)	(0.2)	-
Other and eliminations (1)	(69.1)	(9.5)	(86.3)	(84.7)	(9.1)	(4.2)	(4.2)
Total operating expenses	(2,230.8)	(1,832.4)	(17.9)	4.7	(1,688.7)	(7.8)	0.6
Operating profit/(loss):
Brazil	103.5	66.5	(35.7)	(8.6)	46.3	(30.4)	(27.3)
Americas (2)	64.3	65.8	2.3	21.0	88.2	34.0	59.5
EMEA	(45.1)	(0.3)	(99.3)	(98.4)	(7.4)	N.M.	N.M.
Other and eliminations (1)	(35.1)	(10.2)	(70.9)	(66.4)	(10.7)	4.9	4.9
Total operating profit	87.6	121.8	39.0	82.5	116.4	(4.4)	7.5
Net finance expense:
Brazil	(42.9)	(25.3)	(41.0)	(18.2)	(40.1)	58.5	68.5
Americas (2)	(14.7)	(8.7)	(40.8)	(19.0)	(31.1)	N.M.	N.M.
EMEA	(13.7)	(12.3)	(10.2)	8.0	(12.3)	-	-
Other and eliminations (1)	(39.5)	(0.1)	(99.7)	(97.2)	(24.3)	N.M.	N.M.
Total net finance expense	(110.8)	(46.4)	(58.1)	(43.2)	(107.8)	132.3	N.M.
Income tax benefit/(expense):
Brazil	(22.3)	(14.0)	(37.2)	(9.9)	(3.1)	(77.9)	(77.0)
Americas	(19.7)	(20.2)	2.5	16.8	(15.8)	(21.8)	(11.7)
EMEA	15.5	3.2	(79.4)	(74.2)	4.9	53.1	53.1
Other and eliminations (1)	8.1	7.8	(3.7)	16.0	8.8	12.8	12.8
Total income tax expense	(18.4)	(23.2)	26.1	61.4	(5.2)	(77.6)	(74.5)
Profit/(loss) from continuing operations:
Brazil	38.3	27.2	(29.0)	2.9	3.1	(88.6)	(88.3)
Americas (2)	29.9	36.9	23.4	43.5	41.3	11.9	24.8
EMEA	(43.3)	(9.4)	(78.3)	(73.4)	(14.8)	57.4	54.2
Other and eliminations (1)	(66.5)	(2.5)	(96.2)	(94.7)	(26.2)	N.M.	N.M.
Profit/(loss) from continuing operations	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Loss from discontinued operations	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year:
Brazil	38.3	27.2	(29.0)	2.9	3.1	(88.6)	(88.3)
Americas (2)	29.9	36.9	23.4	43.5	41.3	11.9	24.8
EMEA	(43.8)	(12.5)	(71.5)	(65.8)	(18.0)	44.0	42.9
Other and eliminations (1)	(66.5)	(2.5)	(96.2)	(94.7)	(26.2)	N.M.	N.M.
Profit/(loss) for the year:	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42.1)	49.1	N.M.	N.M.	0.1	(99.8)	(99.8)
Non-controlling interest	-	-	N.M.	N.M.	0.1	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	158.8	116.5	(26.6)	3.8	98.7	(15.3)	(11.4)
Americas (2)	107.2	104.2	(2.8)	14.6	122.0	17.1	37.1
EMEA	(25.8)	12.1	(146.9)	N.M.	3.3	(72.7)	(72.0)
Other and eliminations (1)	(34.3)	(9.5)	(72.3)	(68.5)	(10.3)	8.4	9.6
Total EBITDA (unaudited)	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (3):
Brazil	172.1	129.4	(24.8)	7.2	121.0	(6.5)	(3.9)
Americas	117.7	109.1	(7.3)	9.1	92.0	(15.7)	(1.5)
EMEA	25.7	18.6	(27.6)	(15.2)	16.4	(11.8)	(9.9)
Other and eliminations (1)	(10.2)	(7.4)	(27.5)	(16.7)	(7.5)	1.4	2.7
Total Adjusted EBITDA (unaudited)	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) For reconciliation with IFRS as issued by the IASB, see section "Item 3. Key Information–A. Selected Financial Data–Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue decreased by $192.4 million, or 9.9%, from $1,949.9 million for the year ended December 31, 2015 to $1,757.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, revenue decreased 1.4% driven primarily by the reduction in volume from Telefónica, particularly in Brazil and Spain. This impact was partially offset by the positive performance from multisector clients, mainly in the Americas region.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased 7.8% driven by volume declines in Brazil and Spain. Revenue from non-Telefónica clients increased 3.8%, led by 10.9% growth in the Americas which was partially offset by declines in Brazil and in Mexico.

Consistent with our strategy to diversify our revenue base, as of December 31, 2016, revenue from multisector clients totaled 57.8% of total revenue, an increase of 3.2 percentage points over the prior year.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended December 31, 2015 and 2016 and as a percentage of revenue the percentage change between those periods and the change net of foreign exchange effects.

	For the year ended December 31,
	2015		2016		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)		(%)		(%)

Brazil	930.2	47.7	816.4	46.5	(12.2)	(7.0)
Americas	789.8	40.5	718.9	40.9	(9.0)	6.5
EMEA (*)	231.7	11.9	223.9	12.7	(3.4)	(3.1)
Other and eliminations (1)	(1.8)	(0.1)	(1.7)	(0.1)	(5.6)	6.3
Total	1,949.9	100.0	1,757.5	100.0	(9.9)	(1.4)

(*) Restated, excluding discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2015 and 2016 was $930.2 million and $816.4 million, respectively. Revenue decreased $113.8 million, or 12.2%. Excluding the impact of foreign exchange, revenue decreased 7.0%, with Telefónica decreasing 17.4%, while multisector clients declined 0.8%. Growth from our acquisition of RBrasil in the third quarter and gains with new clients were more than offset by macro driven declines in Telefónica and our financial services clients.

Americas

Revenue in the Americas for the year ended December 31, 2015 and 2016 was $789.8 million and $718.9 million, respectively. Revenue decreased by $70.9 million, or 9.0%. Excluding the impact of foreign exchange, revenue increased by 6.5%. Excluding the impact of foreign exchange, revenue from Telefónica increased 1.5% led by new services in Argentina and Peru, while revenue from multisector clients increased 10.9%, supported by broad-based growth in most markets with new and existing clients, particularly in Argentina, Chile, Peru, Colombia, Central America and our U.S. nearshore business.

EMEA

Revenue in EMEA for the year ended December 31, 2015 and 2016 was $231.7 million and $223.9 million, respectively. Revenue decreased by $7.8 million, or 3.4%. Excluding the impact foreign exchange, revenue decreased by 3.1%. Revenue from Telefónica declined 6.5% driven by macro related pressure in Spain. Revenue from multisector clients increased 3.7%. Despite the significant volume reduction in some contracts with Public Administration, new business wins from private sectors in 2015 and 2016, more than compensated that negative impact.

Other operating income

Other operating income increased by $1.5 million, from $4.3 million for the year ended December 31, 2015 to $5.8 million for the December 31, 2016.

Other gains

Other gains increased $41.7 million related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses decreased by $143.7 million, or 7.8%, from $1,832.4 million for the year ended December 31, 2015 to $1,688.7 million for the year ended December 31, 2016. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 0.6%. As a percentage of revenue, operating expenses constituted 94.0% and 96.1% for the year ended December 31, 2015 and 2016, respectively. These changes were due to the following items:

Supplies: Supplies decreased by $12.0 million, or 15.5%, from $77.6 million for the year ended December 31, 2015 to $65.6 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 7.0%, mainly due to reductions in Brazil. As a percentage of revenue, supplies constituted 4.0% and 3.7% for the year ended December 31, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $100.6 million, or 7.1%, from $1,410.5 million for the year ended December 31, 2015 to $1,309.9 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.7%. As a percentage of revenue, employee benefits expenses constituted 72.3% and 74.5% for the year ended December 31, 2015 and 2016, respectively. This increase in the percentage of revenue is due to the negative impact of high inflation in countries like Brazil, Mexico and Colombia, and non-recurring restructuring costs primarily in Brazil, Spain and Argentina to align the labor force with new volumes levels.

Depreciation and amortization: Depreciation and amortization expense decreased by $4.2 million, or 4.1%, from $101.5 million for the year ended December 31, 2015 to $97.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, depreciation and amortization expenses increased by 3.0%, mainly due to the enhanced technology platform supporting higher value added services.

Changes in trade provisions: Changes in trade provisions changed from negative impact of $1.3 million for the year ended December 31, 2015 to a negative impact of $1.9 million for the year ended December 31, 2016. As a percentage of revenue, changes in trade provisions constituted 0.1% for the year ended December 31, 2015 and 2016.

Other operating expenses: Other operating expenses decreased by $27.5 million, or 11.4%, from $241.5 million for the year ended December 31, 2015 to $214.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, other operating expenses decreased by 4.8%, mainly driven by Brazil. As a percentage of revenue, other operating expenses decreased from 12.4% to 12.2%.

Brazil

Total operating expenses in Brazil decreased by $92.8 million, or 10.7%, from $863.9 million for the year ended December 31, 2015 to $771.1 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 5.4%, as a result of cost reduction initiatives through the year. As a percentage of revenue, operating expenses increased from 92.9% to 94.5%.

Americas

Total operating expenses in the Americas decreased by $50.0 million, or 6.9%, from $726.0 million for the year ended December 31, 2015 to $676.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 8.7%. This increase was primarily due to the impact of high inflation in countries like Argentina and Colombia and to non-recurring restructuring costs to adapt to lower volumes. As a percentage of revenue operating expenses increased from 91.9% to 94.0%.

EMEA

Total operating expenses in EMEA decreased by $0.5 million, or 0.2%, from $233.0 million for the year ended December 31, 2015 to $232.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA remained at the same level as last year. As a percentage of revenue, operating expenses increased from 100.6% to 103.9%. This increase as percentage of revenue was mainly due to non-recurring costs related to the divestment of Morocco that took place in September, 2016 and to restructuring costs to adapt the structure to lower volumes, mainly from Telefónica.

Operating profit

Operating profit decreased by $5.4 million, or 4.4%, from $121.8 million for the year ended December 31, 2015 to $116.4 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased by 7.5%. Operating profit margin increased from 6.2% for the year ended December 31, 2015 to 6.6% for the year ended December 31, 2016. This increase in profit and margin was driven by the positive impact of the CVI termination that happened in 2016 in Argentina. Excluding the positive impact of CVI termination in amount of $41.7 million, operating profit decreased $47.1 million, or 38.7% from $121.8 million for the year ended December 31, 2015 to $74.7 million in 2016 and for the same time, operating profit margin decreased from 6.2% to 4.3%. This negative results in operating profit and operating profit margin is caused by the reduction in volume from some significant costumers, mainly Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

Brazil

Operating profit in Brazil decreased by $20.2 million, or 30.4%, from $66.5 million for the year ended December 31, 2015 to $46.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit decreased by 27.3%. Operating profit margin decreased from 7.1% for the year ended December 31, 2015 to 5.7% for the year ended December 31, 2016, affected by the reduction in volume from Telefónica.

Americas

Operating profit in the Americas increased by $22.4 million, or 34.0%, from $65.8 million for the year ended December 31, 2015 to $88.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in the Americas increased by 59.5% in 2016. Operating profit margin increased from 8.3% to 12.3% for the year ended December 31, 2015 and 2016, respectively. The growth in operating profit and margin was driven by the positive $41.7 million impact of the CVI termination. Excluding this impact, operating profit decreased $19.3 million, or 29.3%, from $65.8 million for the year ended December 31, 2015 to $46.5 million in 2016 and operating profit margin decreased from 8.3% to 6.5%, as a result of lower volume, mainly from Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

EMEA

Operating profit in EMEA decreased by $7.1 million, from a loss of $0.3 million for the year ended December 31, 2015 to a loss of $7.4 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $6.9 million in 2016, driven by lower volumes in Telefónica and some Public Sector clients.

Finance income

Finance income decreased by $8.3 million, from $15.5 million for the year ended December 31, 2015 to $7.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance income decreased by 49.7%. The decrease in finance income was mainly due to a foreign exchange gain in 2015 on U.S. dollar denominated investment and a one-off payroll tax credit in Brazil in 2016.

Finance costs

Finance costs decreased by $16.3 million, or 21.6%, from $75.5 million for the year ended December 31, 2015 to $59.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance costs decreased by 17.3%. The decrease in finance costs was driven by a $19.9 million reversal of finance costs related to the CVI termination.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $16.8 million, or 96.0%, from $17.5 million for the year ended December 31, 2015 to $0.7 million for the year ended December 31, 2016. This decrease is mainly related to the overlap in 2016 of the implementation of hedge accounting in April 1, 2015 which drove the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange loss

Net foreign exchange loss changed by $52.6 million, from $3.9 million for the year ended December 31, 2015 to $56.5 million for the year ended December 31, 2016. This loss was mainly due to the impact of foreign exchange variation on the CVI from Argentine pesos to U.S. dollars in amount of $35.4 million.

Income tax expense

Income tax expense for the year ended December 31, 2015 and 2016 was $23.2 million and $5.2 million, respectively, a decline of $18.0 million. This decline was due to lower profit before tax in 2016 and due to the non-deductible costs/expenses recognized mainly in Mexico, Colombia and Brazil. The aggregated effective tax rate for the year ended 2016 is 60.8%. The aggregated effective tax rate for the year ended December 31, 2016 is distorted because of the contribution of losses in the holding companies to our profit before tax. The tax expense for the year ended December 31, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level. Excluding the holding companies, the aggregated effective tax rate for the year ended December 31, 2016 is 51.3%. Higher tax expenses are primarily attributed to non-deductible expenses mainly in Colombia, Mexico and Brazil and due to the reversion of the deferred tax asset in Brazil.

Profit for the year

Profit for the year ended December 31, 2015 and 2016 was $49.1 million and $0.2 million, respectively, as result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $9.6 million, or 4.3%, from $223.3 million for the year ended December 31, 2015 to $213.7 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $27.8 million, or 11.1%, from $249.7 million for the year ended December 31, 2015 to $221.9 million for the year ended December 31, 2016. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Item 3. Key Information–A. Selected Financial Data” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 5.4% and Adjusted EBITDA decreased by 3.6 impacted by the decrease in Telefónica revenues in Argentina, Brazil, Mexico and Spain, partially compensated by the good performance from multisector clients and lower fixed and variable costs. In addition to that, EBITDA was positively impacted by the CVI termination of $41.7 million, which was partially offset by non-recurring costs of $42.5 million, mostly related to restructuring and site relocation costs.

Excluding the positive impact of the CVI termination, EBITDA decreased $51.3 million or 23.0% from $223.3 million for the year ended December 31, 2015 to $172.0 million in 2016.

Brazil

EBITDA in Brazil decreased by $17.8 million, or 15.3%, from $116.5 million for the year ended December 31, 2015 to $98.7 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $8.4 million, or 6.5%, from $129.4 million for the year ended December 31, 2015 to $121.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 11.4% and 3.9%, respectively. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the year ended December 31, 2016 non-recurring costs were impacted by labor force optimization and our site relocation program. EBITDA and Adjusted EBITDA were impacted by lower activity in the Brazilian market in all client segments, mainly Telefónica. The decline was partially offset by operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas increased by $17.8 million, or 17.1%, from $104.2 million for the year ended December 31, 2015 to $122.0 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $17.1 million, or 15.7%, from $109.1 million for the year ended December 31, 2015 to $92.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA increased by 37.1%, while Adjusted EBITDA decreased by 1.5%, respectively.

Excluding the positive impact of the CVI termination in amount of $41.7 million, EBITDA decreased $23.9 million or 22.9% from $104.2 million for the year ended December 31, 2015 to $80.3 million in 2016.

EMEA

EBITDA in EMEA decreased by $8.8 million, or 72.7% from $12.1 million for year ended December 31, 2015 to $3.3 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $2.2 million, or 12.4% from $18.6 million for the year ended December 31, 2015 to $16.4 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA decreased $8.5 million and Adjusted EBITDA decreased $1.8 million, mainly due to lower revenues from Telefónica.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenue

Revenue decreased by $328.3 million, or 14.4%, from $2,278.2 million for the year ended December 31, 2014 to $1,949.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 9.6% driven primarily by strong performance in Brazil and the Americas, largely offsetting a decline in EMEA. Revenue in LatAm, increased 12.8% excluding the impact of foreign exchange.

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

Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue from multisector clients increased 15.9% due to strong double-digit growth in all regions, except EMEA. As of December 31, 2015, revenue from multisector clients totaled 56.3% of total revenue, an increase of 2.8 percentage points over the prior year. We have continued our strategy to increase our revenue diversification from Telefónica with significant clients wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. The strong growth in the Americas was driven mainly by Peru, Colombia, Chile, Argentina and nearshore business volume increase in United States and new client wins. This growth partially offset by a decline in EMEA Multisector due to some Public Administration service terminations.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2014 and December 31, 2015 and as a percentage of revenue and the percentage change between those periods and net of foreign exchange effects.

	For the year ended December 31,
	2014		2015		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)		(%)		(%)

Brazil	1,184.8	52.0	930.2	47.7	(21.5)	10.0
Americas	779.4	34.2	789.8	40.5	1.3	17.0
EMEA (*)	314.7	13.8	231.7	11.9	(26.4)	(11.8)
Other and eliminations (1)	(0.7)	-	(1.8)	(0.1)	N.M.	N.M.
Total	2,278.2	100.0	1,949.9	100.0	(14.4)	9.3

(*) Restated, excluding discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2014 and December 31, 2015 was $1,184.8 million and $930.2 million, respectively. Revenue decreased in Brazil by $254.6 million, or 21.5%. Excluding the impact of foreign exchange, revenue increased by 10.0% over this period. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 0.2%, principally due to lower volumes. Revenue from multisector clients, excluding the impact of foreign exchange, increased by 17.2%, mainly due to volume growth and the introduction of new services with existing clients, mainly in the financial sector, in addition to significant clients wins in the telecommunication sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the year ended December 31, 2014 and December 31, 2015 was $779.4 million and $789.8 million, respectively, an increase of $10.4 million, or 1.3%. Excluding the impact of foreign exchange, revenue increased by 17.0%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 13.4% over this period, due to strong performance across the region due to volume and new services introduction across all the geography but led by Argentina, Peru and the implementation of new business model in Chile. Excluding the impact of foreign exchange, revenue from multisector clients increased by 20.2%, due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia, Central America and nearshore business volume increase in the United States.

EMEA

Revenue in EMEA for the year ended December 31, 2014 and December 31, 2015 was $314.7 million and $231.7 million, respectively, a decrease of $83.0 million, or 26.4%. Excluding the impact foreign exchange and sale of operations in Czech Republic, revenue decreased by 9.0%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 10.6% mainly in Spain due to volume declines. Excluding the impact of foreign exchange and the sale of operations in Czech Republic, revenue from multisector clients decreased by 6.2%. The growth with private sector new clients is accelerating comparing with last year, still not enough to offset the decline driven by the volume reduction of some contracts with Public Administration and other multisector customer.

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

Total operating expenses

Total operating expenses decreased by $398.4 million, or 17.9%, from $2,230.8 million for the year ended December 31, 2014 to $1,832.4 million for the year ended December 31, 2015. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 4.7%. As a percentage of revenue, operating expenses constituted 97.9% and 94.0% for the year ended December 31, 2014 and 2015, respectively. This decrease due to the reduction of exceptional charges related to IPO, restructuring and others, and partially offset by increase in employee benefit expenses. Adjusting exceptional charges booked during the period, operating expenses as a percentage of revenues would have constituted 93.6% and 92.7% of revenue for the year ended December 31, 2014 and 2015, respectively.

The $398.4 million decreased in operating expenses during the year ended December 31, 2015 resulted from the following components:

Supplies: Supplies decreased by $25.9 million, or 25.0%, from $103.5 million for the year ended December 31, 2014 to $77.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, supplies expense decreased by 2.6%. The decrease was principally caused by the lower activity in the EMEA region and efficiencies generated in Americas. As a percentage of revenue, supplies constituted 4.5% and 4.0% for the year ended December 31, 2014 and 2015, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $211.3 million, or 13.0%, from $1,621.8 million for the year ended December 31, 2014 to $1,410.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, employee benefit expenses increased by 10.4%. This increase was principally due to growth in business activity. As a percentage of our revenue, employee benefits expenses constituted 71.2% and 72.3% for the year ended December 31, 2014 and 2015, respectively. This slight increase in the percentage over revenue is due to ramp up of new client wins, severance and other costs related to the alignment of labor force to current and expected volume declines.

 Depreciation and amortization: Depreciation and amortization expense decreased by $16.8 million, or 14.1%, from $118.3 million for the year ended December 31, 2014 to $101.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 10.9%, principally due to the growth in capacity mainly in Brazil along 2015 and the previous fiscal years.

Changes in trade provisions: Changes in trade provisions totaled a positive impact of $1.6 million for the year ended December 31, 2014 to a negative impact of $1.3 million for the year ended December 31, 2015. This variation was principally due to the collection in 2014 of some receivables that had previously been impaired, and receivables accounted as bad debt in Brazil and EMEA during the year ended December 31, 2015. As a percentage of revenue, changes in trade provisions constituted 0.1% for the year ended December 31, 2014 and 2015.

Other operating expenses: Other operating expenses decreased by $115.5 million, or 32.4%, from $357.0 million for the year ended December 31, 2014 to $241.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, other operating expenses decreased by 12.5%, mainly with the reduction of exceptional charges like IPO fees and charges, efficiency programs and lower activity in EMEA. As a percentage of revenue, other operating expenses constituted 15.7% and 12.4% for the year ended December 31, 2014 and 2015, respectively.

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

Brazil

Total operating expenses in Brazil decreased by $217.7 million, or 20.1%, from $1,081.6 million for the year ended December 31, 2014 to $863.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 11.8%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 90.7% to 92.0%. This increase is due to higher than expected inflation impact in the business mainly in energy, leasing and other costs, and the restructuring costs to align labor force and site location to current and expected volume declines which negatively affects 2015 operating expenses. Corporate expenses located in Brazil increased $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

Americas

Total operating expenses in the Americas increased by $7.1 million, or 1.0%, from $718.9 million for the year ended December 31, 2014 to $726.0 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.4% below the increase in revenues. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 91.2% to 90.5% for the year ended December 31, 2014 and 2015, mainly explained by efficiency gains in Argentina, Peru and Chile. Corporate expenses located in Americas increase $3.2 million, from $7.8 million for the year ended December 31, 2014 to $11.0 million for the year ended December 31, 2015.

EMEA

Total operating expenses in EMEA decreased by $128.2 million, or 35.5%, from $361.2 million for the year ended December 31, 2014 to $233.0 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 22.7%. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 114.0% to 101.1%. The decrease in operating expenses in the year ended December 31, 2015 was primarily attributable to impairment charges and restructuring costs booked in 2014. Excluding the impact of this effect, operating expenses as a percentage of revenue would have reached 98.7% in the year ended December 31, 2014 compared to 97.9% in the year ended December 31, 2015, this decrease is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies. Corporate expenses located in EMEA increase $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

Operating profit

Operating profit increased by $34.2 million, or 39.0%, from $87.6 million for the year ended December 31, 2014 to $121.8 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit increased by 82.5%. Operating profit margin increased from 3.8% for the year ended December 31, 2014 to 6.2% for the year ended December 31, 2015. This increase was driven by broad based improvement in efficiencies and significant reduction in non-recurring expenses versus 2014, partially offset with the ramp up of new client and higher than expected inflationary costs in some operations.

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

EMEA

Operating profit in EMEA increased by $44.8 million, from a loss of $45.1 million for the year ended December 31, 2014 to a loss of $0.3 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit in EMEA increased by 98.4% in 2015. Excluding corporate expenses, operating profit margin increase from a loss of 13.6% for the year ended December 31, 2014 to a loss of 0.7% for the year ended December 31, 2015, principally due to the non-recurring expenses booked in the year ended December 31, 2014. Excluding non-recurring impacts operating profit margin would have increased from a gain of 1.8% to a gain of 2.5%. This increase is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies.

Finance income

Finance income decreased by $1.8 million, from $17.3 million for the year ended December 31, 2014 to $15.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance income increased by 24.3% during the year ended December 31, 2015.

Finance costs

Finance costs decreased by $46.5 million, or 38.1%, from $122.0 million for the year ended December 31, 2014 to $75.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance costs decreased by 19.9% during the year ended December 31, 2015. This decrease in finance costs is mainly driven by the capitalization of PECs in 2014, in connection with the IPO.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $9.8 million, or 35.9%, from $27.3 million for the year ended December 31, 2014 to $17.5 million for the year ended December 31, 2015. This decrease is mainly related with the implementation of hedge accounting in April 1, 2015, with the recognition of cumulative fair value gains of financial instruments in first quarter. After first quarter, only the ineffective portion of financial instruments are recognized as fair value.

Net foreign exchange loss

Net foreign exchange loss changed by $29.5 million, from $33.4 million for the year ended December 31, 2014 to $3.9 million for the year ended December 31, 2015. The decrease in net foreign exchange loss is mainly related to the change in functional currency from EUR to USD of Atento Luxco 1 in 2015 that eliminated the foreign exchange exposure of the Senior Secured Notes that are denominated in USD.

Income tax expense

Income tax expense for the year ended December 31, 2014 and December 31, 2015 was of $18.4 million and of $23.2 million, respectively. This variation is due to the higher profit before tax in 2015 and due to the non-deductible costs/expenses recognized mainly in Mexico. The average tax rate for the year ended 2015 is 32.6%.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2014 and December 31, 2015 was a loss of $42.1 million and a gain of $49.1 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $17.4 million, or 8.5%, from $205.9 million for the year ended December 31, 2014 to $223.3 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $55.6 million, or 18.2%, from $305.3 million for the year ended December 31, 2014 to $249.7 million for the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Item 3. Key Information–A. Selected Financial Data” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 41.4% and Adjusted EBITDA increased by 6.8% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity in EMEA.

Brazil

EBITDA in Brazil decreased by $42.3 million, or 26.6%, from $158.8 million for the year ended December 31, 2014 to $116.5 million for the year ended December 31, 2015. Adjusted EBITDA in Brazil decreased by $42.7 million, or 24.8%, from $172.1 million for the year ended December 31, 2014 to $129.4 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 3.8% and 7.2%, respectively. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the year ended December 31, 2015 non-recurring costs were impacted by labor force optimization to current or expected adjustments in activity levels, and by the anticipation of site closures in connection of the site relocation program to tier 2 and tier 3 cities. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 6.8% and 9.8%, respectively. This solid performance at EBITDA and Adjusted EBITDA level during the year ended December 31, 2015, in excluding the impact of foreign exchange, is mainly due to strong growth in revenue with existing clients and new clients, including CBCC acquisition, as well as operating efficiencies achieved from our margin transformational programs. Corporate expenses located in Brazil increase $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

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

EMEA

EBITDA in EMEA increased by $37.9 million, from a loss of $25.8 million for year ended December 31, 2014 to a gain of $12.1 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $7.1 million, from $25.7 million for the year ended December 31, 2014 to $18.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA increased $39.9 million and Adjusted EBITDA decreased $3.9 million during the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs, impacted by a significant reduction due to impairment charges, restructuring and other exceptional costs booked in 2014. During the year ended December 31, 2015 non-recurring costs were mainly impacted by labor force optimization to current or expected adjustments in activity levels. Excluding corporate costs the Adjusted EBITDA margin grew 0.1 percentage points. Corporate expenses located in EMEA increase $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

B.        Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operations, investment and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2016, the total amount of credit available to us was €50 million ($52.7 million) under our Revolving Credit Facility, which remains undrawn as of December 31, 2016. In addition, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $194.0 million.

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

As of December 31, 2016, our outstanding debt was $534.9 million, which includes $303.3 million of our 7.375% Senior Secured Notes due 2020, $156.6 million equivalent amount of Brazilian Debentures, $71.4 million of financing provided by BNDES and $3.6 million of finance lease payables.

During the year ended December 31, 2016 we drew down BRL0.8 million (equivalent to $0.2 million) under our credit agreement with BNDES. Additionally, we made the accelerated payment of BRL100.0 million (equivalent to $30.7 million) of the Brazilian Debentures and as part of MSA with Telefónica amendment, the CVIs were eliminated.

For the year ended December 31, 2016, our cash flow from operating activities was $141.9 million, which includes interest paid of $73.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $215.1 million.

Cash Flow

As of December 31, 2016, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $194.0 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2014	2015	2016

Cash from operating activities	135.3	37.0	141.9
Cash used in investment activities	(149.8)	(67.2)	(75.1)
Cash provided by/(used in) financing activities	38.8	36.6	(62.7)
Net increase in cash and cash equivalents	24.3	6.4	4.2
Effect of changes in exchanges rates	(26.4)	(33.8)	5.8

Cash from Operating Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash from operating activities was $141.9 million for the year ended December 31, 2016 compared to $37.0 million for the year ended December 31, 2015. The increase in cash from operating activities resulted from favorable changes in working capital as a result of lower DSO (Day Sales Outstanding).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash from operating activities was $37.0 million for the year ended December 31, 2015 compared to $135.3 million for the year ended December 31, 2014. The decrease in cash from operating activities resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

Cash used in Investment Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash used in investment activities was $75.1 million for the year ended December 31, 2016 compared to $67.2 million for the year ended December 31, 2015. Cash used in investment activities for the year ended December 31, 2016 mainly include payments for capital expenditure of $69.9 million.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash used in investment activities was $67.2 million for the year ended December 31, 2015 compared to $149.8 million for the year ended December 31, 2014. Cash used in investment activities for the year ended December 31, 2015 mainly include payments for capital expenditure of $96.4 million, and disposal from sale of financial instruments of $26.9 million.

Cash provided by/(used in) Financing Activities

Year ended December 31, 2016 Compared to Year ended December 31, 2015

Cash used in financing activities was $62.7 million for the year ended December 31, 2016 compared to cash provided by financing activities of $36.6 million for the year ended December 31, 2015. Cash used in financing activities during 2016 was mainly attributable to BNDES contractual amortization and Debentures amortization, including an accelerated payment of BRL100.0 million (equivalent to $30.7 million).

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash provided by financing activities was $36.6 million for the year ended December 31, 2015 compared to $38.8 million for the year ended December 31, 2014. Cash provided by financing activities during 2015 was mainly attributable to the amounts drawdown under the BNDES facility during 2015, whereas during 2014 was principally due to IPO proceeds received by Atento. S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net Debentures amortization and amounts drawdown under the BNDES facility.

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

	For the year ended December 31,
($ in millions)	2014	2015	2016

Net cash flow from operating activities	135.3	37.0	141.9
Payments for acquisition of property, plant, equipment and intangible assets	(117.9)	(96.4)	(69.9)
Disposals of property, plant, equipment, and intangible assets	0.9	2.4	1.0
Free cash flow (non-GAAP) (unaudited)	18.3	(57.0)	73.0

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Free cash flow increased by $130.0 million from negative $57.0 million for the year ended December 31, 2015 to positive $73.0 million for the year ended December 31, 2016. The increase in free cash flow for the year ended December 31, 2016 was mainly due to the strong increase in net cash flow from operating activities, resulted from favorable changes in working capital due to several collections process improvement and customers terms negotiations resulting on lower DSO (Day Sales Outstanding).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Free cash flow decreased by $75.3 million from positive $18.3 million for the year ended December 31, 2014 to negative $57.0 million for the year ended December 31, 2015. The decreased in free cash flow for the year ended December 31, 2015 was mainly due to the decrease in net cash flow from operating activities, resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

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

Financing Arrangements

Certain of our debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.      Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of December 31, 2016, the current ratio was 2.49.

2.      Fixed Charge Coverage Ratio (applies to Restricted Group) – measures the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2016, the current ratio was 3.4.

3.      Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA – each as defined in the debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2016, the current ratio was 1.3. This is the only ratio considered as a financial covenant.

 The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2016, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2016 ($ in millions)
Senior Secured Notes	USD	2020	7.375%	303.3
Brazilian Debentures	BRL	2019	CDI+3.7%	156.6
BNDES	BRL	2020	Tranche A: TJLP + 2.5% Tranche B: SELIC + 2.5% Tranche C: 4% Tranche D: 6% Tranche E: TJLP	71.4
Finance lease payables	BRL, COP, USD	2019	6.32%-9.89%	3.6
Total Debt				534.9

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

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of December 31, 2016, we were in compliance with these covenants. There are no other financial maintenance covenants under the indenture governing the Senior Secured Notes.

Revolving Credit Facility

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to €50 million (equivalent to $52.7 million as of December 31, 2016). The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit and short-term loan facility). As of December 31, 2016, the Revolving Credit Facility remains undrawn.

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

The Revolving Credit Facility contains covenants similar to the Senior Secured Notes, which restrict (subject to the same exceptions as those in respect of the covenants relating to the Senior Secured Notes) our and our restricted subsidiaries’ ability to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. As of December 31, 2016, we were in compliance with these covenants.

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

On March 25, 2013 and June 11, 2013, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL71.6 million and BRL26.4 million, respectively (equivalent to approximately $35.5 million and $12.3 million, respectively).

On May 12, 2014, June 26, 2014 and August 28, 2014, Atento Brasil S.A. repaid, in advance of the schedule date, BRL34.4 million, BRL45.0 million and BRL80.0 million, respectively (equivalent to $15.5 million $20.4 million, and $33.1 million respectively), of the Brazilian Debentures.

On December 12, 2016, Atento Brasil S.A. repaid, on the schedule date, BRL44.6 million (equivalent to $13.7 million) and on December 26, 2016, repaid, in advance of the schedule date, BRL100.0 million (equivalent to $30.7 million).

The outstanding balance at amortized cost after the early repayments as of December 31, 2016 was BRL510.3 million ($156.6 million), including accrued interest.

As of December 31, 2016, the Brazilian Debentures, after 2016 early payments, contain the following amortization schedule over the BRL915 million of Brazilian Debentures due December 12, 2019; December 11, 2017—7.1%; December 11, 2018—21.0%; and December 11, 2019—28.0%.

The Brazilian Issuer must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt. We were in compliance with all covenants under the Brazilian Debentures as of December 31, 2016.

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

On October 7, 2014, Midco prepaid to Telefónica the entire amount outstanding under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million). As of December 31, 2016, there is no further outstanding balance.

Contingent Value Instruments

The acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l. (formerly BC Luxco 3, S.à.r.l.). The acquisition would be paid through CVI – Contingent Value Instruments. The CVI had an aggregate nominal value of $666.8 million Argentinian Pesos.

The CVI was the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and were subject to mandatory payment in the following scenarios: A) if any year between 2012 and 2022 the Argentinian subsidiary had excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess would be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) would be paid integrally in 2022.

The obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. under each CVI would be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI was reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders had preferential purchase rights in the event the Argentinian subsidiaries were sold.

The CVI did not incur interest and was valued by discounting the total maturity value back to the issue date using the market interest rate. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. had the right to off-set certain amounts specified in the SPA against the outstanding balance under such CVI.

The obligations under the CVI were not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and Argentinian subsidiaries.

On November 8, 2016, Atalaya Luxco 2, S.à.r.l., Atalaya Luxco 3, S.à.r.l. and Taetel S.A.U., entered into an agreement for the early termination of the CVIs.

As of December 31, 2016, there is no further outstanding balance.

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of BRL300 million (the “BNDES Credit Facility”), equivalent to $92.1 million as of December 31, 2016.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

The use of proceeds of each tranche intends to finance different purposes, as described below:

•        Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program - BNDES Prosoft.

•        Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.

•        Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.

•        Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once certain requirements in the contract are met, including delivering the guarantee (stand-by letter) and demonstrating the expenditure relates to the corresponding project. The following amounts were released under the credit facility:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,776	3,839	5,374	384	-	17,373
April 16, 2014	3,232	1,616	2,262	162	-	7,272
July 16, 2014	-	-	-	-	184	184
August 13, 2014	19,206	2,098	3,084	332	-	24,720
Subtotal 2014	30,214	7,553	10,720	878	184	49,549
March 26, 2015	5,634	1,408	1,999	164	-	9,205
April 17, 2015	11,267	2,817	3,998	327	-	18,409
December 21, 2015	8,860	2,208	-	-	215	11,283
Subtotal 2015	25,761	6,433	5,997	491	215	38,897
October 27, 2016	-	-	-	-	234	234
Subtotal 2016	-	-	-	-	234	234
Total	55,975	13,986	16,717	1,369	633	88,680

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2016, we were in compliance with these covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of BRL22.0 million, equivalent to $6.8 million as of December 31, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of December 31, 2016, no amounts were released under this facility.

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2014	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	-	3.2	2.4
Furniture, tools and other tangible assets	3.5	2.9	1.4
Total	3.5	6.1	3.8

The present value of future finance lease payments is as follow:

	As of December 31,
	2014	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset

Up to 1 year	4.7	2.0	2.2
Between 1 and 5 years	4.3	2.7	1.4
Total	9.0	4.7	3.6

For a description of our derivative financial instruments as of December 31, 2015 and 2016, see Note 15 to the consolidated financial statements. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk of cash flow and fair value” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Foreign currency risk” for additional information on fair market value of certain of our derivative financial instruments.

C.     Research and Development, Patents and Licenses, etc.

We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth into future market. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

D.     Trend Information

We believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

Trend for Further Outsourcing for CRM BPO Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need for our clients to outsource these non-core business activities so they can focus on their core competencies. The penetration within individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are two main drivers of this increase: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third party BPO providers; secondly, new clients are adopting third party solutions for these services versus using in-house solutions, largely to take advantage of lower labor costs, specialist knowledge and cost efficiencies.

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

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which from time to time, exhibits pressure on pricing for CRM BPO services. We believe we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as means of making services more transparent further driving demand for our CRM BPO services. In addition, our service contracts with most of our key clients include inflation based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefit expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2016, 52.0% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the year ended December 31, 2014, 2015 and 2016, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.9%, 99.0% and 98.1%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases and guarantees.

The following table shows the increase in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2016 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor related procedures.

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	As of December 31,
($ in millions)	2014	2015	2016
Guarantees
Financial, labor-related, tax and rental transactions	158.5	141.1	166.0
Contractual obligations	76.5	100.9	154.3
Total	235.0	242.0	320.3

F.      Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other long-term liabilities as of December 31, 2016.

	As of December 31, 2016
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	531.3	52.2	181.3	297.8	-
Finance lease obligations	3.6	2.0	1.6	-	-
Operating lease obligations	207.6	55.0	74.7	41.4	36.5
Purchase obligations	206.4	206.1	0.3	-	-
Total Obligations (1)	948.9	315.3	257.9	339.2	36.5

(1) We also have other non-current liabilities totaling $72.7 million.

Debt obligations are comprised of debentures, bonds and interest-bearing debt (as of December 31, 2016; see Note 17 to the Atento’s consolidated financial statements). The debentures and bonds balance consist of the Senior Secured Notes and the Brazilian debentures, and interest-bearing debt mainly comprised of Brazil Banco Nacional de Desenvolvimento Economico e Social (BNDES) Credit Facility.

We enter into finance lease arrangements related to furniture, tools and other tangible assets. Our assets acquired under finance leases are located in Colombia and Peru.

The operating lease where we act as lease are mainly facilities used as call centers. These leases have various termination dates, with the latest in 2026. There were no contingent payments on operating leases recognized in the consolidated income statements for the year ended December 31, 2016. Further, at December 31, 2016, the payment commitment for the early cancellation of these leases amounts to $122.5 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

G.     Safe harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Below is a list of the names and ages (as of March 31, 2017) of Atento’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Alejandro Reynal Ample	43	Chief Executive Officer and Director
Mauricio Teles Montilha	53	Chief Financial Officer
José Ignacio Cebollero Bueno	46	Chief People Officer
Michael Flodin	53	Chief Operations Officer
Mario Mota Camara	55	Brazil Regional Director
Miguel Matey Marañón	45	México Director
Juan Enrique Gamé	56	South America Regional Director
José María Pérez Melber	45	Spain Director

Name	Age	Position
Francisco Tosta Valim Filho	53	Director
Melissa Bethell	42	Director
Thomas Iannotti	59	Director
Stuart Gent	45	Director
Devin O’Reilly	42	Director
David Garner	59	Director
Vishal Jugdeb	40	Director

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

Miguel Matey Marañón, México Director. Mr. Matey has served as our North America Regional Director since September 2012 and previously served as Mexico Country Director since January 2012. Prior to this, in 2011, he served as Regional Director for Morocco, France and the Czech Republic. Mr. Matey joined Atento Spain in 2000 and in 2003 he went on to Atento’s Mexican and Central American operations as business manager. From 2004 to 2006, he headed the Business Unit in Central America and the Telefónica Business Unit in Mexico. From 2007 to 2010 he served as Business Director at Atento Spain. Mr. Matey holds a degree in Business and Economics from Madrid’s Universidad Complutense and a master degree in business administration from the IE Business School.

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

José María Pérez Melber, Spain Director. Mr. Melber has served as our EMEA Regional Director since March 2014. He has worked in the industry for over ten years. Prior to joining Atento, Mr. Melber served as Operations Director at Orange Spain, with direct responsibility over customer care, loyalty, retention, billing and credit management from July 2011 until February 2014. Before that, Mr. Melber worked at Transcom in 2004 as Global Manager of Tele2. In 2006, he was appointed General Director of Transcom Iberia & Latam and to the company’s Executive Committee, a position he held until 2009 when he was named General Director for Southern Europe, Latam and North Africa. Prior to his arrival at Transcom, Mr. Melber worked in marketing and customer relations within the insurance sector. Mr. Melber holds a degree in Business Administration and Insurance Sciences from Universidad Pontificia de Salamanca.

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

Thomas Iannotti, Director. Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a Bachelor of Arts degree from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Iannotti’s qualifications to serve on our board of directors include his extensive experience in the information technology industry and his deep knowledge of Latin America’s environment.

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

David Garner, Director. Mr. Garner has served as a member of our board of directors since August 2016, replacing Mark Foster. From 2013 through March 2016, Mr. Garner served as executive Chairman and a member of the board of directors of BellSystem24. From 2010 through 2013, he served as Chairman and Chief Executive Officer of Sitel Worldwide. From 1998 through 2003, Mr. Garner was President and Chief Executive Officer of SHPS, Inc. Mr. Garner currently serves as a member of the board of directors of National Directory Assistance, LLC. He holds a B.A. in Technical Communications from Louisiana Tech University.

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

On December 3, 2014, Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  A Performance Restricted Stock Unit Award (“PRSU”).

Atento’s TRSU is a one-time award with a two year vesting period intended to recognize the executive’s contribution in the value creation since the separation from Telefónica.

In addition, Atento has a PRSU with a three years vesting period. This vesting is subject to the Company’s performance based on Adjusted EBITDA growth and Total Shareholder Return. Atento’s PRSU seeks to retain, attract and engage key executives by aligning them with shareholders through the provision of equity and setting of strategically aligned performance measures.

In 2014, Atento distributed 1,187,323 Restricted Share Units (“RSU”) among their Board Directors, Chief Executive and other Executive Officers considering both awards.

As of October 1, 2015, a total of 125,509 TRSUs vested and were exercised. No grant was made in 2015.

On July 1st, 2016, Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  An Extraordinary Time Restricted Stock Unit Award (“TRSU”).

In 2016, Atento distributed 1,384,982 Time Restricted Share Units among their Board Directors, Chief Executive and other Executive Officers in a one-time award with a three-year vesting period. In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period.

As of October 3rd, 2016, a total of 157,925 TRSUs vested.

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

Atento’s Compensation Committee consists of Melissa Bethell, Stuart Gent and Thomas Iannotti. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all non-executive Board Director and Executive Officers for the year ended December 31, 2016, was $5.0 million.

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

Our board of directors consists of eight members and it is composed by Thomas Iannotti and David Garner, as class I directors; Stuart Gent, Alejandro Reynal and Vishal Judgeb as class II directors and Francisco Tosta Valim Filho, Devin O’Reilly and Melissa Bethell as class III directors.

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

Our Audit Committee consists of Francisco Tosta Valim Filho, David Garner and Thomas Iannotti. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com.

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

Our Compensation Committee consists of Melissa Bethell, Stuart Gent and Thomas Iannotti. Our board of directors adopted a new written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

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

D.     Employees

For the year ended December 31, 2016, our average and period end numbers of employees, excluding internships, were 151,601 and 152,098, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2014 (excluding Czech Republic and Peru branch for EMEA), 2015 and 2016.

	Yearly Average
	2014	2015	2016
Brazil	82,702	90,418	78,088
Americas	57,232	61,575	63,153
EMEA	14,161	11,845	10,213
Corporate	81	136	147
Total	154,176	163,974	151,601

For the year ended December 31, 2014, an average of 74.7% of our staff had permanent employment contracts as compared to an average of 85.7% as of December 31, 2015 and 76.0% as of December 31, 2016.

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

Our culture is sustained by four core values: (i) commitment, (ii) trust, (iii) passion and (iv) integrity. We aim to deliver growth by inspiring our people and believe that our values help us deliver on our mission to “make companies successful by guaranteeing the best customer experience for their clients”. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles that reinforce and exemplify our core values:

•        we work as a team, understanding our clients’ needs locally but leveraging our global capabilities and scale;

•        we encourage the spirit of entrepreneurship and innovation;

•        we strive to be efficient, agile and streamlined to create value for our clients;

•        we put passion into everything we do, motivated by the desire to be better, with the ambition to achieve our goals;

•        we are disciplined financially and operationally; and

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

As of December 31, 2016, we had in place collective bargaining agreements in seven countries, including Argentina, Brazil, Chile, El Salvador, Mexico, Peru and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2016, 74.5% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2016, we agreed to raise salaries 11.28% for all employees based in São Paulo and Rio de Janeiro.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2016, a 2.13% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 4% increase in the consumer price index in 2015.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2016 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of March 31, 2017. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9 floor, 28035, Madrid, Spain.

As of March 31, 2017, Atento had 73,909,056 ordinary shares. The table below presents certain information of March 31, 2017, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, and (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers:

Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1)	62,660,015	84.78%
Executive Officers and Directors:
Alejandro Reynal(9)	21,000	0.03%
Mauricio Montilha(9)	-	-
Iñaki Cebollero(9)	-	-
Michael Flodin(9)	-	-
Mario Mota Camara	4,628	-
Miguel Matey(9)	-	-
Juan Enrique Gamé(9)	-	-
José María Pérez Melber(9)	-	-
Francisco Tosta Valim Filho(2)(9)	-	-
Melissa Bethell(3)	-	-
Vishal Jugdeb(4)	-	-
Thomas Iannotti(5)	23,456	0.00003%
David Garner(6)	150,542	0.20%
Stuart Gent(7)	-	-
Devin O’Reilly(8)	-	-
All executive officers and directors as a group (18 persons) (9)	-	-

(1)      The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg. Atalaya PikCo S.C.A. is controlled by Topco. Bain Capital holds 17,706,930 A shares (representing approximately 88.5%) of Topco as follow: 8,742,886 A shares held by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Fund X”), 136,780 A shares held by BCIP Associates IV, L.P., a Cayman Islands exempted limited partnership (“BCIP IV”), 37,540 A shares held by BCIP Trust Associates IV, L.P. a Cayman Islands exempted limited partnership (“BCIP Trust IV”), 18,240 A shares held by BCIP Associates IV¬B, L.P., a Cayman Islands exempted limited partnership (“BCIP IV¬B”), 4,580 A shares held by BCIP Trust Associates IV¬B, L.P., a Cayman Islands exempted limited partnership (“BCIP Trust IV¬B”) and 8,766,904 A shares held by Bain Capital Europe Fund III, L.P., a Cayman Islands exempted limited partnership (“Bain Europe Fund” and, collectively with Bain Capital Fund X, BCIP IV, BCIP Trust IV, BCIP IV¬B and Bain Bain Capital Fund X. Bain Capital Partners Europe III, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners Europe”) is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the general partner of each of Bain Capital Partners X, Bain Capital Partners Europe, BCIP IV, BCIP Trust IV, BCIP IV¬B and BCIP. As a result, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. The governance, investment strategy and decision ¬making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)      The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.

(3)      The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J8AJ, United Kingdom.

(4)      The address for Mr. Jugdeb is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.

(5)      Represents the vesting of restricted stock units on January 10, 2015 and on October 1, 2016. The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.

(6)      The address for Mr. Garner is 716 Fields Lane Simpsonville, Kentucky 40067.

(7)      The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(8)      The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.

(9)      Separately, Atalaya Management Gibco holds 472,217 shares, or approximately 0.64% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Company held by Atalaya Management Gibco): Alejandro Reynal (51.3%), Mauricio Montilha (7.0%), Michael Flodin (7.4%), Miguel Matey (0.3%), Juan Enrique Gamé (8.7%), and Francisco Tosta Valim Vilho (12.7%).

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

In addition, the Subscription and Security holder’s Agreements require the investors to vote for and consent to a public offering and sale of the securities approved by Atalaya Luxco S.à.r.l.

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

The indenture governing the Senior PIK Toggle Notes contains covenants that, among other things, restrict the ability of PikCo and certain of its subsidiaries, including us, to: incur or guarantee additional indebtedness; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if PikCo sells assets (including a sale of capital stock to third parties pursuant to a public equity offering or otherwise), or experiences certain changes of control, it must offer to purchase all or a portion of the Senior PIK Toggle Notes at a price equal to par plus a premium.

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

Tax Litigation

As of December 31, 2016 Atento Brasil, S.A. has 46 proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 in 2015). The total amount of these claims is approximately $30.9 million. According to the Company’s external attorneys, materialization of the risk event is possible.

As of December 31, 2016 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities in the amount of $10.0 million According to the Company’s external attorneys, materialization of the risk event is possible.

Labor Litigation

As of December 31, 2016, Atento Brazil was party to approximately 12,364 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brazil estimates that the amount involved in these claims totals $77.1 million, of which $20.7 million has been classified as probable, $51.4 million classified as possible and $5.0 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. Considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2016, we have recognized $20.7 million of provisions ($26.8 million as of December 31, 2015 and $53.9 million as of December 31, 2014), which corresponds to the total amount of the claims whose chances of loss have been classified as probable, and that according to our directors and in consideration of the assessment performed by our legal advisors, is a sufficient amount to cover the risk of payments likely to be made with respect to these claims. Nevertheless, there is a risk that the provisioned amount may not be sufficient to cover the actual contingency to which Atento Brazil is exposed, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In connection with these claims, Atento Brazil and its affiliates have, in accordance with local laws, deposited $39.4 million with the Brazilian courts as security for claims made by employees or former employees (the “Judicial Deposits”). These deposits are accounted for in Other Financial Assets. The yearly net cash contributed to the courts as judicial deposits amounted to $6.4 million in 2016, $6.0 million in 2015 and $11.0 million in 2014.

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A. contra Administración Federal de Ingresos Públicos”, notified on February 2017, the risk qualified so far as “remote” becomes now “probable” being this contingency estimated amount of approximately $3.1 million. A formal appeal has been filed at the National Supreme Court of Justice”.

In addition, we are party to other various disputes with current and former employees in different jurisdictions.

Civil Litigation

Atento Brasil, S.A. has 14 civil lawsuits ongoing for various reasons (23 in 2015). The total amount of these claims is approximately $4.9 million ($2.5 million at December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

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

B.     Significant Changes

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2016.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

Closing Price ATTO - Annual Basis
	U.S. dollars per Share
Year	High	Low	Closing
2016	10.10	6.90	7.65
2015	14.38	8.82	9.74
2014	12.96	9.43	10.45

Closing Price ATTO - Quarterly Basis

	U.S. dollars per Share
2016	High	Low	Closing
Fourth Quarter	9.10	6.90	7.65
Third Quarter	10.10	8.42	8.48
Second Quarter	9.20	7.42	8.91
First Quarter	9.49	7.08	8.19

	U.S. dollars per Share
2015	High	Low	Closing
Fourth Quarter	11.38	8.82	9.74
Third Quarter	14.38	9.90	10.55
Second Quarter	14.38	12.03	14.38
First Quarter	12.20	10.72	11.89

Closing Price ATTO - Monthly Basis

	U.S. dollars per Share
Month	High	Low	Closing
March 2017	9.15	8.05	9.15
February 2017	9.60	7.75	9.00
January 2017	9.30	7.85	9.10
December 2016	8.50	6.90	7.65
November 2016	8.60	8.00	8.50
October 2016	9.10	8.53	9.00

B.     Plan of Distribution

Not applicable.

C.     Markets

The Company’s ordinary shares trade on the NYSE under the symbol “ATTO”.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

The following is a summary of some of the terms of our ordinary shares, based on our articles of association and the Luxembourg Corporate Law. In this section and the section entitled “Comparison of Shareholder Rights” we refer to our articles of association as amended and in effect as our “articles of association”.

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

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 4 rue Lou Hemmer, L1748 Luxembourg Findel, Grand Duchy of Luxembourg.

The corporate purpose of Atento, as stated in Article 2 of our articles of association (Purpose), may be summarized as follow:

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

Share Capital

As of December 31, 2016, our issued share capital amounts to €33,304.18, represented by 73,909,056 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

Our articles of association authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the then in force Luxembourg official gazette Mémorial C, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board is authorized to issue ordinary shares up to the authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association and is set at € 999,997,697.82, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders’ meeting subject to the necessary quorum and majority requirements (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”).

Under Luxembourg law, existing shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the accounting par value per ordinary share as well as by way of incorporation of available reserves (including premium), except in limited cases provided for by Luxembourg law.

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

Issuance of Shares

Pursuant to the Luxembourg Corporate Law, the issuance of ordinary shares requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of articles (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”). The general meeting may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years as from the date of publication in the then in force Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

Our articles of association provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-mptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting which adopted the authorized capital of the Company in the Luxembourg Legal Gazette in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such pre-emptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

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

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and, in the case of the second notice, at least eight days before the meeting) in the current Luxembourg official gazette, (Recueil électronique des sociétés et associations, the central electronic platform of the Grand Duchy of Luxembourg), and in a Luxembourg newspaper. One or several shareholders holding together at least ten percent (10%) of the share capital or the voting rights may submit questions in writing to the board of directors relating to transactions in connection with the management of the Company as well as companies controlled by the Company; with respect to the latter, such questions shall be assessed in consideration of the relevant entities’ corporate interest. In the absence of a response within one (1) month, the relevant shareholders may request the president of the chamber of the district court of Luxembourg dealing with commercial matters and sitting as in summary proceedings to appoint one or several experts in charge of drawing up a report on such related transactions. Our articles of association provide that if our shares are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

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

Dissolution and Liquidation

In the event of our dissolution and liquidation of the Company the assets remaining after allowing for the payment of all liabilities of the Company will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve and liquidate require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. with an address of 6201 15th Avenue, Brooklyn, New York 11219.

C.     Material Contracts

We are party to a Master Service Agreement with Telefónica. On November 7, 2016, Atento Luxco 1, S.A. (“Luxco”), a subsidiary of Atento S.A. (the “Company”), entered into Amendment Agreement No.2 (the “Amendment”) to the Master Services Agreement by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A. (“Telefónica”), dated December 11, 2012 (as amended, the “MSA”). The Amendment strengthens and extends the Company’s strategic relationship with Telefónica, its largest client.

The Amendment provides for the following: a guaranty the Company will maintain at least our current share of Telefónica’s spending in all key contracts, revised invoicing and collection processes in all key markets, a two-year extension of the MSA for Brazil and Spain until December 31, 2023 as well as a reset of volume targets for these countries; and certain other amendments.

For a description of the MSA see “Item 4. Information on the Company—B. Business Overview—Our Clients—Telefónica Group Master Service Agreement” as well as the full text of the agreement and its amendment executed in November 2016, a copy of which is filed as Exhibit 4.5.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares of the Company other than a Luxembourg Holder.

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

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follow:

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

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which or whom the shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which or whom the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of the Company, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg to which or whom the shares would be attributable are eligible for the benefits of the Luxembourg-U.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

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

Non-Luxembourg Holders

Non-Luxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

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

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Atento’s website at www.atento.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: C/ Santiago de Compostela 94, 28035 Madrid—Spain or calling +34 917 407 440 or by e-mail at investor.relations@atento.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I.       Subsidiary Information

Refer to Note 3s to the consolidated financial statements.

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

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt bearing interest at variable rates (or debt with short-term maturity which is expected to be renewed), as a result of fluctuations in interest rates, and (ii) the value of non-current liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2016, 40.6% of financial debt with third parties (excluding CVIs and the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2015 this amount was 41.9%. In 2015 and 2016 the greatest exposure was to the Brazilian CDI rate.

As of December 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled $1.3 million ($10.0 million as of December 31, 2015), which was recorded as a financial asset. Based on our total indebtedness of $534.9 million as of December 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $2.4 million ($2.4 million as of December 31, 2015).

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 15 of the consolidated financial statements, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating-rate borrowing into loans at fixed interest rates. The table below shows the impact of a +/-10 basis points variation in the CDI interest rate curves on fair value of these derivatives.

	Thousands of U.S. dollars
INTEREST RATE	12/31/2014	12/31/2015	12/31/2016
FAIR VALUE	10,916	9,993	1,330
0.10%	11,399	10,133	1,425
-0.10%	10,434	9,853	1,235

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. As of April 1, 2015, the Company designated these cross-currency swaps as a hedging instrument in a net investment hedging relationship.

The table below shows the impact of a +/-10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

	Thousands of U.S. dollars
CROSS-CURRENCY	12/31/2014	12/31/2015	12/31/2016
FAIR VALUE	20,155	54,724	75,960
0.10%	18,939	53,668	75,674
-0.10%	21,487	55,692	77,187

Foreign currency risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of December 31, 2016, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled $76.0 million (asset of $54.7 million as of December 31, 2015).

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and CVIs) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group’s is provided in Note 4 of the consolidated financial statements.

Country risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financial agreements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the USD 300.0 million 7.375% Senior Secured Notes due 2020, together with the €50.0 million ($52.7 million as of December 31, 2016) Revolving Credit Facility.

The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

The Argentinian subsidiary sits outside of these two distinct financings structure, and as a result, we do not rely on cash flow from these operations to serve our Company’s debt commitments.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to $125.3 million ($207.2 million as of December 31, 2015).

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time required paying its debt (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 17 of the consolidated financial statements.

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

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts. In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the Notes does impose limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

As of the date of the consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net debt with third parties at December 31, 2014, 2015 and 2016 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2014	2015	2016
Cash and cash equivalents	211.4	184.0	194.0
Short-term financial investments	26.9	-	-
Debt:
7.375% Senior Secured Notes due 2020	300.3	301.7	303.3
Brazilian Debentures	245.9	168.1	156.6
Contingent Value Instrument (1)	36.4	26.3	-
Finance Lease Payables	9.0	4.7	3.6
Other Borrowings	61.7	74.8	71.4
Total Debt	653.3	575.6	534.9
Net Debt with third parties (2) (unaudited)	415.0	391.6	340.9
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	305.3	249.7	221.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.4x	1.6x	1.5x

(1)          The CVI was terminated on November 8, 2016 as described in “Basis of Presentation and Other Information” section.

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

(3)          Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of December 31, 2016, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2016.

C.     Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016 dated April 13, 2017 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D.     Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Francisco Tosta Valim Filho, Thomas Iannotti and David Garner. Our board of directors has determined that Francisco Tosta Valim Filho qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2016 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees to the various member firms of the Ernst & Young international organization, of which Ernst & Young Auditores Independentes S.S., auditors of the Atento Group in 2014, 2015 and 2016, amounted to $3.5 million, $1.9 million and $1.8 million, respectively.

Details of these amounts are as follow:

	Thousands of U.S. dollars
	2014	2015	2016
Audit fees
Audit services (*)	3,534	1,858	1,818
Total	3,534	1,858	1,818

(*) Audit services: services included in this heading are mainly the audit of the annual financial statements, the review of the 20-F Report to be filed with the Securities and Exchange Commission (SEC), local statutory accounts and the audit services related to the IPO (in 2014). These fees include amounts in respect of fully consolidated Atento Group companies.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

Board Committees—The NYSE rules require domestic companies to have a Compensation Committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a Compensation Committee comprised of three members, one of which we believe satisfies the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. However, we have an audit committee that we believe consists entirely of “independent” directors, as required by the NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated financial statements of Atento S.A. are filed as part of this Annual Report; see pages F-1 to F-88.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)     List of Exhibits

Exhibit Number	Description
1.1

Amended and Restated Articles of Association of Atento S.A., incorporated by reference to Exhibit 1.1 to Atento S.A.’s Amendment No. 1 to Annual Report on Form 20-F (File No. 001-36671), initially filed on April 20, 2016.

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

Exhibit Number	Description
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

4.7

Accession Deed, dated as of February 23, 2015, among Atento S.A., Atalaya Luxco Midco S.à.r.l. and Atento Luxco 1 S.A., relating to that Super Senior Revolving Credit Agreement, dated as of January 28, 2013, incorporated by reference to Exhibit 4.7 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.8

Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.9	2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015.

4.10

Form of Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.11 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

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

4.15

Amendment Agreement No. 2, dated as of November 8, 2016, to the Master Services Agreement, by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefonica, S.A., dated as of December 11, 2012, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on November 10, 2016.**

8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.*

11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young, S.L., independent registered public accounting firm.*

*      Filed herewith.

**   Application has been granted by Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 13, 2017

By: /s/ Alejandro Reynal
Name: Alejandro Reynal Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha Title: Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Atento S.A.

We have audited the accompanying consolidated balance sheets of Atento S.A. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atento S.A. at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atento S.A’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 13, 2017 expressed an unqualified opinion thereon.

São Paulo, Brazil,

April 13, 2017

/s/ ERNST & YOUNG

Auditores Independentes S.S.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Atento S.A.

We have audited Atento S.A. (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Atento S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Atento S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atento S.A. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 13, 2017 expressed an unqualified opinion thereon.

São Paulo, Brazil,

April 13, 2017

/s/ ERNST & YOUNG

Auditores Independentes S.S.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2015	2016
NON-CURRENT ASSETS		768,704	802,944
Intangible assets	7	226,260	226,553
Goodwill	8	124,007	146,015
Property, plant and equipment	10	191,678	165,270
Non-current financial assets		118,923	146,765
Trade and other receivables	14	5,539	20,911
Other taxes receivable	21c)	5,112	7,815
Other non-current financial assets	13	42,871	40,565
Derivative financial instruments	15	65,401	77,474
Deferred tax assets	21b)	107,836	118,341

CURRENT ASSETS		609,712	574,674
Trade and other receivables		424,923	379,499
Trade and other receivables	14	401,127	350,902
Current income tax receivable	21c)	13,966	22,145
Other taxes receivable	21c)	9,830	6,452
Other current financial assets		769	1,140
Other financial assets	13	769	1,140
Cash and cash equivalents	16	184,020	194,035

TOTAL ASSETS		1,378,416	1,377,618

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2015	2016
TOTAL EQUITY		397,791	430,203
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		-	(718)
OWNERS OF THE PARENT COMPANY		397,791	430,921
Share capital	20	48	48
Reserve for acquisition of non-controlling interest		-	(1,057)
Share premium	20	639,435	639,435
Retained losses	20	(53,663)	(53,598)
Translation differences	20	(209,224)	(193,529)
Cash flow/net investment hedge		18,629	35,521
Stock-based compensation	20	2,566	4,101
NON-CURRENT LIABILITIES		664,046	598,808
Deferred tax liabilities	21b)	56,062	45,597
Debt with third parties	18	535,277	480,359
Derivative financial instruments	15	684	184
Provisions and contingencies	22	55,020	69,895
Non-trade payables	19	16,002	618
Option for the acquisition of non-controlling interest	17	-	1,057
Other taxes payable	21c)	1,001	1,098
CURRENT LIABILITIES		316,579	348,607
Debt with third parties	18	40,289	54,576
Trade and other payables		264,848	279,313
Trade payables	19	78,681	75,268
Income tax payables	21c)	6,614	4,030
Other taxes payables	21c)	67,994	68,800
Other non-trade payables	19	111,559	131,215
Current provisions	22	11,442	14,718
TOTAL EQUITY AND LIABILITIES		1,378,416	1,377,618

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED INCOME STATEMENTS
For the year ended December 31, 2014, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Notes	2014 (*)	2015 (*)	2016

Revenue	23a)	2,278,244	1,949,883	1,757,498
Other operating income	23b)	5,053	4,325	5,880
Other gains	9 and 18	35,092	-	41,748
Operating expenses:
Supplies	23c)	(103,496)	(77,604)	(65,598)
Employee benefit expenses	23d)	(1,621,812)	(1,410,526)	(1,309,901)
Depreciation	23e)	(57,793)	(50,077)	(46,448)
Amortization	23e)	(60,529)	(51,430)	(50,916)
Changes in trade provisions		1,589	(1,319)	(1,902)
Other operating expenses	23f)	(357,000)	(241,478)	(214,015)
Impairment charges	9	(31,792)	-	-
OPERATING PROFIT		87,556	121,774	116,346
Finance income	23g)	17,326	15,459	7,188
Finance costs	23g)	(122,032)	(75,469)	(59,151)
Change in fair value of financial instruments	23g)	27,272	17,535	675
Net foreign exchange loss	23g)	(33,382)	(3,919)	(56,494)
NET FINANCE EXPENSE		(110,816)	(46,394)	(107,782)
(LOSS)/PROFIT BEFORE TAX		(23,260)	75,380	8,564
Income tax expense	21a)	(18,401)	(23,150)	(5,207)
(LOSS)/PROFIT FROM CONTINUING OPERATIONS		(41,661)	52,230	3,357
LOSS FROM DISCONTINUED OPERATIONS (**)	6	(491)	(3,082)	(3,206)
(LOSS)/PROFIT FOR THE YEAR		(42,152)	49,148	151
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(42,152)	49,148	65
NON-CONTROLLING INTEREST		-	-	86
(LOSS)/ PROFIT FOR THE YEAR		(42,152)	49,148	151
EARNINGS PER SHARE:
Basic (loss)/earnings per share from continuing operations (in U.S. dollars)	25	(0.60)	0.71	0.05
Basic loss per share from discontinued operations (in U.S. dollars)	25	(0.01)	(0.04)	(0.04)
Diluted (loss)/earnings per share from continuing operations (in U.S. dollars)	25	(0.60)	0.70	0.05
Diluted loss per share from discontinued operations (in U.S. dollars)	25	(0.01)	(0.04)	(0.04)

(*) Restated, excluding discontinued operations - Morocco (see Note 6).
(**) Discontinued operations did not generate any income tax expense.
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the year ended December 31, 2014, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	For the year ended December 31,
	2014 (*)	2015 (*)	2016
(LOSS)/PROFIT FOR CONTINUING OPERATIONS	(41,661)	52,230	3,357
LOSS FOR DISCONTINUED OPERATIONS	(491)	(3,082)	(3,206)
(Loss)/profit for the year	(42,152)	49,148	151
Other comprehensive income/(loss)
Other comprehensive income(loss) to be reclassified to profit and loss in subsequent periods:
Cash flow/net investment hedge (Note 15)	(3,863)	18,955	13,971
Tax effect on hedge	1,596	314	2,921
Translation differences	5,763	(137,474)	15,701
Other comprehensive income/(loss)	3,496	(118,205)	32,593
Total comprehensive (loss)/income	(38,656)	(69,057)	32,744
Total comprehensive income/(loss) attributable to:
Owners of the parent	(38,656)	(69,057)	32,652
Non-controlling interest	-	-	92
Total comprehensive (loss)/income	(38,656)	(69,057)	32,744
(*) Restated, excluding discontinued operations - Morocco (see Note 6).
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2014, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance as of January 1, 2014	-	2,579	-	(60,659)	(77,513)	1,627	-	(133,966)	-	(133,966)
Capital Increase	45	-	-	-	-	-	-	45	-	45
Comprehensive income/(loss) for the year	-	-	-	(42,152)	5,763	(2,267)	-	(38,656)	-	(38,656)
Loss for the year	-	-	-	(42,152)	-	-	-	(42,152)	-	(42,152)
Other comprehensive income/(loss)	-	-	-	-	5,763	(2,267)	-	3,496	-	3,496
Capitalization of PECs (Note 1)	-	576,224	-	-	-	-	-	576,224	-	576,224
Stock-based compensation (Note 20d)	-	-	-	-	-	-	584	584	-	584
IPO Proceeds, gross	3	72,290	-	-	-	-	-	72,293	-	72,293
IPO costs	-	(1,288)	-	-	-	-	-	(1,288)	-	(1,288)
Other movements	-	(10,370)	-	-	-	-	-	(10,370)	-	(10,370)
Balance as of December 31, 2014	48	639,435	-	(102,811)	(71,750)	(640)	584	464,866	-	464,866

Balance at January 1, 2015	48	639,435	-	(102,811)	(71,750)	(640)	584	464,866	-	464,866
Comprehensive income/(loss) for the period	-	-	-	49,148	(137,474)	19,269	-	(69,057)	-	(69,057)
Profit for the year	-	-	-	49,148	-	-	-	49,148	-	49,148
Other comprehensive income/(loss)	-	-	-	-	(137,474)	19,269	-	(118,205)	-	(118,205)
Stock-based compensation (Note 20d)	-	-	-	-	-	-	1,982	1,982	-	1,982
Balance as of December 31, 2015	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791

Balance at January 1, 2016	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the year	-	-	-	65	15,695	16,892	-	32,652	92	32,744
Profit for the year	-	-	-	65	-	-	-	65	86	151
Other comprehensive income/(loss)	-	-	-	-	15,695	16,892	-	32,587	6	32,593
Reserve for acquisition of non - controlling interest (Note 20)	-	-	(1,057)	-	-	-	-	(1,057)	-	(1,057)
Stock-based compensation (Note 20d)	-	-	-	-	-	-	1,535	1,535	-	1,535
Non-controlling interest participation	-	-	-	-	-	-	-	-	(810)	(810)
Balance as of December 31, 2016	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF CASH FLOW
For the year ended December 31, 2014, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Notes	2014	2015	2016
Operating activities
(Loss) profit from continuing operations before tax		(23,128)	76,015	11,770
(Loss) profit from discontinued operations before tax		(491)	(3,082)	(3,206)
Loss/(profit) before tax		(23,619)	72,933	8,564
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Amortization and depreciation	23e)	119,820	102,858	97,364
Impairment losses		30,127	1,230	1,902
Changes in provisions		30,728	344	20,312
Grants released to income	23b)	-	(626)	(673)
Losses on disposal of fixed assets		828	703	1,063
Finance income	23g)	(17,326)	(15,459)	(7,188)
Finance costs	23g)	122,064	75,682	59,151
Net foreign exchange differences	23g)	33,303	3,979	56,494
Change in fair value of financial instruments	23g)	(27,272)	(17,535)	(675)
Changes in other gains and own work capitalized		(36,855)	1,080	(49,540)
		255,417	152,256	178,210
Changes in working capital:
Changes in trade and other receivables		82,576	(74,366)	62,409
Changes in trade and other payables		(15,661)	(14,321)	22,004
Other assets/(payables)		(43,838)	(19,614)	(16,264)
		23,077	(108,301)	68,149

Interest paid		(96,497)	(66,178)	(73,168)
Interest received		23,991	17,760	3,683
Income tax paid		(18,986)	(16,212)	(24,294)
Other payments		(28,088)	(15,280)	(19,198)
		(119,580)	(79,910)	(112,977)
Net cash flow from operating activities		135,295	36,978	141,946
Investing activities
Payments for acquisition of intangible assets		(21,835)	(15,137)	(30,000)
Payments for acquisition of property, plant and equipment		(96,017)	(81,310)	(39,851)
Acquisition of subsidiaries, net of cash acquired	5	(7,460)	-	(8,638)
Payments for financial instruments		(93,192)	-	-
Proceeds from sale of intangible assets		93	863	947
Proceeds from sale of property, plant and equipment		774	1,523	31
Disposals of financial instruments	13	66,562	26,866	-
Proceeds from sale of subsidiaries		1,237	-	2,435
Net cash flow used in investment activities		(149,838)	(67,195)	(75,076)
Financing activities
Proceeds from issuance of common stock		72,293	-	-
Proceeds from borrowings from third parties		68,630	38,739	235
Proceeds from borrowings from group companies		85,080	-	-
Repayment of borrowings from third parties		(187,167)	(2,101)	(62,930)
Net cash flow provided by/(used in) financing activities		38,836	36,638	(62,695)
Net increase in cash and cash equivalents		24,293	6,421	4,175
Exchange differences		(26,344)	(33,841)	5,840
Cash and cash equivalents at beginning of year		213,491	211,440	184,020
Cash and cash equivalents at end of year		211,440	184,020	194,035

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014, 2015 and 2016

(In thousands of U.S. dollars, unless otherwise indicated)

1)    ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a)     Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

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

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT , except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

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

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

2)  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and IFRIC interpretations prevailing at December 31, 2016. The consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value. The consolidated financial statement are for the Atento Group.

The consolidated financial statements have been approved by the Board of Directors (the “Board”) and Audit Committee of the Company, Atento S.A. in Luxembourg on April 12, 2017. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments.

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

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flow, and the notes thereto are expressed in thousands of U.S. dollars, unless otherwise indicated.

b) Comparative information

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) (see note 5) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco (see Note 6).

In accordance with IFRS 5 the results of the operations in Morocco are presented as discontinued operations for 2016, and for prior years which are restated for comparative purpose.

c) Consolidated statement of cash flow

The consolidated statement of cash flow has been prepared using the indirect method pursuant to IAS 7,“Statement of Cash Flow”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statement of cash flow to reconcile cash and cash equivalents at the beginning of the year and at year-end.

3)  ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a)       Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

Intercompany transactions, balances and unrealized gains on transactions between Atento Group companies are eliminated on consolidation, except those arisen from exchange variations. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

 (ii) Business combinations and goodwill

Atento Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed visàvis the former owners of the acquire, and any equity instruments therein issued by Atento Group. The consideration transferred includes the fair value of any asset or liability resulting from any contingent consideration.

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

Goodwill is initially measured as any excess of the total consideration received over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized in the income statements as a gain or bargain purchase. Goodwill acquired in a business combination is allocated to each cashgenerating unit, or group of cashgenerating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is tested for impairment annually or more frequently if there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the income statements, and may not be reversed (see Note 3h).

b)       Functional and presentation currency

Items included in the financial statements of each of the Atento Group’s entities are measured using the currency of the primary economic environment in which the entities operate (‘the functional currency’). The consolidated financial statements are presented in thousands of U.S. dollars, which is the presentation currency of the Atento Group.

c)       Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

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

•  All resulting exchange differences are recognized in other comprehensive income

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at yearend exchange rates. Exchange differences arising are recognized in other comprehensive income.

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

All differences arising on non–trading activities are taken to other operating income/expense in the income statement, with the exception of the effective portion of the differences on cash flow and net investment hedge that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognised in other comprehensive income (OCI) until the payment of the related borrowing and disposal of the net investment, at which time, they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Non–monetary items that are measured at historical cost in a foreign currency are translated using the spot exchange rates as at the date of recognition.

e)       Segment information

Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker (“CODM”). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer (“CEO”) responsible for strategic decisions.

The CODM considers the business from a geographical perspective and analyzes it across three operational segments—EMEA, Americas and Brazil. Note 24 shows detailed information by segment.

f)        Intangible assets

Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.

The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

The useful lives of intangible assets are assessed on a casebycase basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated income statements under “Amortization”.

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer bases acquired in a business combination are recognised at fair value at the acquisition date. It has a finite useful life and is subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years or impaired. The customer base relates to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations indicated in Note 5.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight line basis over its useful life, generally estimated to be between three and five years. The cost of maintaining software is expensed as incurred.

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

Other intangible assets

Other intangible assets mainly include payment of loyalty incentives which are amortized on a straight line basis over the term of the agreements which range from four to ten years.

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

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its periodend recoverable amount whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist (see Note 3h).

The depreciation charge for items of property, plant and equipment is recognized in the consolidated income statements under “Depreciation”.

Depreciation is calculated on a straight line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

Years of useful life
Owned buildings and leasehold improvements	5 - 40
Plant and equipment	3 - 6
Furniture	4 - 10
Data processing equipment	1 - 5
Vehicles	7
Other property, plant and equipment	5 - 8

h) Impairment of noncurrent assets

The Atento Group assesses as of each reporting date whether there is an indicator that a noncurrent asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the income statements. Future depreciation/amortization charges are adjusted to reflect the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – “CGU”).

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

i) Financial assets and liabilities

Financial assets

Upon initial recognition, the Atento Group classifies its financial assets into one of four categories: financial assets at fair value through profit or loss, loans and receivables, heldtomaturity investments and availableforsale financial assets. These classifications are reviewed at the end of each reporting period and modified if appropriate.

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

Loans and receivables include fixedmaturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as noncurrent assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the income statements.

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

Trade receivables

Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered noncurrent assets.

Trade receivables are recognized at the original invoice amount. An impairment provision is recorded when there is objective evidence of collection risk. The amount of the impairment provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. In general, cash flow relating to short-term receivables is not discounted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Financial liabilities

Interestbearing debt (Borrowing)

Interestbearing debt is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statements over the life of the debt. Interestbearing debt is considered to be noncurrent when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

Financial liabilities are derecognized in the statement of financial position when the respective obligation is settled, cancelled or matures.

Trade payables

Trade payables are payment obligations in respect of goods or services received from suppliers in the ordinary course of business. Trade payables falling due in twelve months or less are classified as current liabilities; otherwise, the balances are considered as noncurrent liabilities.

Trade payables are recognized at fair value..

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and are subsequently re-measured at their fair value.

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to income when the hedge item affects the income statement.

At the inception of the derivative instrument contract, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months, otherwise it is classified as a current asset or liability.

For purpose of hedge accounting the Atento Group designates certain derivatives as either:

Cash Flow hedges

Cash flow hedge is defined as a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income in the cash flow hedge reserve in equity. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, any gain or loss on the hedging instrument that was previously recognized directly in equity is recycled from reserves into the income statements in the same period(s) in which the financial asset or liability affects profit or loss.

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the income statements. Gains and losses accumulated in equity are included in the income statements when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 20).

Incremental costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

Whenever any Atento Group company acquires shares in the Company (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from the equity attributable to the equity owners of the Company until the shares are cancelled, newly issued or sold. When these shares are subsequently reissued, all amounts received, net of any directly attributable incremental transaction costs and the corresponding income tax effects, are included in the equity attributable to the equity owners of the Company.

l) Provisions

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

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation. Any increase in the provision due to the passage of time is recognized as a finance cost.

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

m) Employee benefit

Sharebased payments

Atento S.A. operates a sharebased compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but so far only three types of restricted stock units (“RSUs”) have been granted to selected employees, being two on December 3, 2014 and two on July 1, 2016.

The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:

•  Including any market performance conditions (for example, an entity’s share price);

•  Excluding the impact of any service and nonmarket performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

•  Including the impact of any nonvesting conditions (for example, the requirement for employees to save or hold shares for a specific period of time).

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the nonmarket vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the income statements, with a corresponding adjustment to equity.

When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

The social security contributions payable in connection with the granting of the share options is considered an integral part of the grant itself, and the charge will be treated as a cashsettled transaction.

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

n) Income tax

The income tax expense includes all the expenses and credits arising from the corporate income tax levied on all the Atento Group companies.

Income tax expenses for each period represent the aggregate amounts of current and deferred taxes, if applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that are enacted at the reporting date in each country in which the Atento Group operates. The Atento Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred taxes are calculated on temporary differences arising from differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences arise due to differences between the tax bases and carrying amounts of property, plant and equipment, intangible assets, goodwill and nondeductible provisions, as well as differences between the fair value and tax bases of net assets acquired from a business combination. Furthermore, deferred tax assets also arise from unused tax credits and tax loss carryforwards.

The carrying amounts of deferred income tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

o) Revenue and expenses

Revenue and expenses are recognized on the income statements on an accruals basis, i.e. when the services are rendered, regardless of when actual payment or collection occurs.

Revenue is measured at the fair value of the consideration received or to be received, and represents the amounts expected to be collected for services sold, net of discounts, returns and value added tax. Revenue is recognized when it can be reliably measured, when it is probable that the Group will receive a future economic benefit, and when certain conditions are met for each Group activity carried out.

Sales of services are recognized when services are rendered, when the revenue and costs of the services contract, can be reliably estimated, and it is probable that the related receivables will be recovered.

The Atento Group obtains revenue mainly from services provided to customer, recognizing the revenue when the teleoperation occurs or when certain contact center consulting work is carried out.

Expenses are recognized in the income statements an accrual basis, regardless of when actual payment or collection occurs.

The Atento Group’s incorporation, startup and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated income statements when incurred and classified in accordance with their nature.

p) Interest income and expenses

Interest expenses incurred in the construction of any qualified asset are capitalized during the time necessary to complete the asset and prepare it for the intended use. All other interest expenses are expensed as incurred.

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

q) Leases (as lessee)

Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statements on a straight line basis over the lease term.

The Atento Group rents certain properties. Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item are treated as finance leases. Finance leases are capitalized as an asset at the inception of the lease period and classified according to their nature. Finance leases are capitalized at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments are proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the income statements over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

r) Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

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

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle described in Note 3h. Goodwill is subject to impairment testing as part of the cashgenerating unit to which it has been allocated. The recoverable amounts of cashgenerating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying fiveyear financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

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

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances (see Note 21).

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

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

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates (see Note 22).

Fair value of derivatives and contingent value instruments accounting

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the inception of the contract at fair value.

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

The contingent value instruments (“CVIs”), included as part of the agreement signed for the acquisition of the subsidiary in Argentina from Telefónica (see Note 18), are valued and accounted by discounting the total maturity value back to the issue date using the market interest rate by the time of the agreement. Monthly, the present value of the CVIs is increased so that the balance at the maturity will be the CVIs notional amount.

s) Interest in subsidiaries

All subsidiaries are fully consolidated. Where necessary, the accounting policies of subsidiaries have been aligned to those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2016 are as follow:

Name	Registered address	Line of business	% interest	Holding company
Atalaya Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	Atalaya Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atalaya Luxco 3. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	90	Atalaya Luxco 2. S.à.r.l.
			10	Atalaya Luxco 3. S.à.r.l.
Global Rossolimo. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	Atento Spain Holdco 2. S.A.U.
			83.3333
			(Class A)	Atento B.V.
		Operation of call	16.6667
Teleatento del Perú. S.A.C	Lima (Peru)	centers	(Class B)	Atento Holding Chile. S.A.

Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	Atento B.V.
			0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.004270	Atento Teleservicios España. S.A.U.
			0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	Atento B.V.
			0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	Atento Holding Chile. S.A.
			0.01	Atento Bv
	Santiago de Chile	Operation of call	99	Atento Chile. S.A.

Name	Registered address	Line of business	% interest	Holding company
Atento Educación Limitada	(Chile)	centers	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica	Santiago de Chile	Operation of call	99	Atento Chile. S.A.
Limitada	(Chile)	centers	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
		Operation of call	99.999	Atento Spain Holdco 4. S.A.U.
Atento Brasil. S.A	São Paulo (Brazil)	centers	0.01	Atento Luxco 1, S.A.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	81,4 9,25 9,25	Atento Brasil. S.A. Flávio Luiz Rossetto Jorge Luiz Rossetto
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de			99.9667	Atento Spain Holdco 5. S.L.U.
C.V.	Mexico	Holding company	0.0333	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V..
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V..
		Operation of call	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	centers
		Administrative,	99.998	Deutsche Bank México, S.A., IBM, División
Atento Atención y Servicios. S.A. de	Mexico City	professional and
C.V.	(Mexico)	consultancy services	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.			99.9995	Deutsche Bank México, S.A., IBM, División
	Mexico City	Sale of goods and
	(Mexico)	services	0.0005	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.			99.9999	Atento Mexico Holdco S. de R.L. de C.V.
	Guatemala			Atento El Salvador S.A. de
	(Guatemala)	Holding company	0.0001	C.V.
Atento de Guatemala. S.A.			99.99999	Atento Centroamérica. S.A.
	Guatemala	Operation of call		Atento El Salvador S.A. de
	(Guatemala)	centers	0.00001	C.V.
Atento El Salvador. S.A. de C.V.
	City of San Salvador	Operation of call	7.4054	Atento Centroamerica. S.A.
	(El Salvador)	centers	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A
			5.35	Atento Centroamerica. S.A.
		Operation of call	95.65	Atento Mexico Holdco S. de R.L. de C.V.
	Nicaragua	centers

		Operation of call		Atento Mexico Holdco S. de
Atento Costa Rica S.A	Costa Rica	centers	95	R.L. de C.V.
			5	Atento Centroamerica. S.A.

(1)       Teleatento del Peru S.A.C. (Voting power held by each shareholder)

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

(2)       Acquired by Atento Group on September 2nd, 2016.

At December 31, 2014, 2015 and 2016, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A. which has debt securities listed in the Global Exchange Market in Ireland. All subsidiaries use year-end December 31 as their reporting date.

t) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2016:

-  Clarification of acceptable methods of depreciation and amortization – Amendments to IAS 16 and IAS 38

-  Annual improvements to IFRSs 2012 – 2014 cycle, and

-  Disclosure initiative – amendments to IAS 1

The adoption of these amendments did not have any material impact on the current period or any prior period and is not likely to affect future periods.

t.1) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below:

Title of standard	IFRS 9 Financial Instruments
Nature of change

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group is undertaking a detailed assessment of the classification and measurement of financial assets and financial liabilities;

Financial assets

We expect the loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest would appear to satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

We also expect no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL as per IFRS 9.

Accordingly, the Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

Financial liabilities

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have such liabilities other than derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Group is undertaking a detailed assessment, it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Group is undertaking a detailed assessment of how its impairment provisions would be affected by the new model and it may result in an earlier recognition of credit losses, in relation to trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Mandatory application date/ Date of adoption by the Group

Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

The Group does not intend to adopt IFRS 9 before its mandatory date.

Mandatory application date/ Date of adoption by the Group	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the group: 1 January 2018.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Impact

Management is currently assessing the effects of applying the new standard on the Group’s financial statements and has identified the following services that are likely to be affected:

✓  Customer services, back office, technical support – the application of IFRS 15 may result in the identification of separate performance obligations which could affect the timing and the fair value of the recognition of each revenue.

✓  Sales and other – IFRS 15 requires that the total consideration received must be allocated to the goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and delay the recognition of a portion of the revenue.

✓  Accounting for certain costs incurred in fulfilling a contract – certain costs which are currently expensed may need to be recognised as an asset under IFRS 15.

✓  Variable consideration – IFRS 15 establishes that the Group includes in the transaction price of services the amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Some contracts with customer may be impacted for this requirement due to the existence of clauses containing service level requirements, trade discounts, penalties or volume rebates. This could result in different amounts being recognized and/or delay the recognition of a portion of the revenue.

✓  Presentation disclosure - IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Group’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. The Group is reassessing its systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Due to our comprehensive portfolio of contracts, high volume of transactions and necessary information, at this stage, the Group is not able to quantify the impact of the IFRS 15 on the Group’s financial statements. We are making a detailed assessment of the impact and will conclude it during 2017.

Mandatory application date/ Date of adoption by the Group	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the group: 1 January 2018.

Title of standard	IFRS 16 Leases
Nature of change

IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has operating lease commitments of 207,609 thousand U.S. dollar, see Note 26. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by group	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

Title of standard	Disclosure Initiative – Amendments to IAS 7
Nature of change /impact

Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows (eg drawdowns and repayments of borrowings) and non-cash changes such as acquisitions, disposals, accretion of interest and unrealised exchange differences.

Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. This could be the case, for example, for assets that hedge liabilities arising from financing liabilities.

Entities may include changes in other items as part of this disclosure, for example by providing a ‘net debt’ reconciliation. However, in this case the changes in the other items must be disclosed separately from the changes in liabilities arising from financing activities.

The information may be disclosed in tabular format as a reconciliation from opening and closing balances, but a specific format is not mandated.

Mandatory application date/ Date of adoption by group	1 January 2017

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

4)  FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Atento Group’s activities are exposed to various types of financial risk: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: (i) finance costs of debt, bearing interest at variable rates (or debt with short-term maturity which is expected to be renewed), as a result of fluctuations in interest rates, and (ii) the value of noncurrent liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2016, 40.6% of financial debt with third parties bearing interests at variable rates, while at December 31, 2015 this amount was 41.9%. In 2015 and 2016, the greatest exposure was to the Brazilian CDI (“Certificado de Depósito Interfinanceiro”) variable rate.

The Atento Group’s policy is to monitor the exposure to interest at risk. As described in Note 15, the Atento Group has entered to interest rate swaps that have the economic effect of converting floatingrate borrowings into fixed interest rate borrowings.

As of December 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 1,330 thousand U.S. dollars (9,933 thousand U.S. dollars as of December 31, 2015), which was recorded as a financial asset. Based on our total indebtedness of 534,935 thousand U.S. dollars as of December 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,353 thousand U.S. dollars (2,359 thousand U.S. dollars as of December 31, 2015).

The table below shows the impact of a +/10 basis points variation in the CDI interest rate curves on these derivatives.

Thousands of U.S. dollars
INTEREST RATE	12/31/2016
FAIR VALUE	1,330
0.10%	1,425
-0.10%	1,235

Upon closing of the Senior Secured Notes (Note 18) issued in U.S. dollars, we entered into cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. As of April 1, 2015, the Company designated these cross-currency swaps as a hedging instrument in a net investment hedging relationship.

The table below shows the impact of a +/10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS - CURRENCY	12/31/2016
FAIR VALUE	75,960
0.10%	75,674
-0.10%	77,187

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

As of December 31, 2016, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled 75,960 thousand U.S. dollars, which was recorded as a financial asset (asset of 54,724 thousand U.S. dollars as of December 31, 2015).

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

2016	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Income statement profit/(loss) (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Income statement profit/(loss) (thousands of U.S. dollar)
Euro - Colombian Pesos	244	817,344	272	-	-	-	10%	2,846.7435699	287	45	-	-
Euro - Dirham Moroccan	252	2,848	281	-	-	-	10%	9.6064349	297	47	-	-
Euro - Peruvian Nuevos Soles	64	241	72	-	-	-	10%	3.1838036	76	12	-	-
Euro - USD	3,515	3,705	3,705	-	-	-	10%	0.9486900	3,905	412	-	-
Chilean Pesos – USD	212	-	-	-	-	-	10%	0.0013487	235	-	-	-
Mexican Pesos – USD	6	-	-	-	-	-	10%	0.0436482	-	-	-	-
Brazilian Reais – USD	6	2	2	-	-	-	10%	0.2761499	7	-	-	-
Guatemalan Quetzal – USD	2,442	325	325	-	-	-	10%	0.1196470	2,713	36	-	-
Colombian Pesos – USD	590,271	197	197	-	-	-	10%	0.0002999	655,857	22	-	-
Peruvian Nuevos Soles - USD	23,484	6,998	6,998	5,138	1,531	1,531	10%	0.2681764	26,094	778	5,709	(170)
United States Dolar - Euro	11,068	10,500	11,068	-	-	-	10%	0.8538089	12,298	1,230	-	-
United States Dolar - MXN	79	1,627	79	-	-	-	10%	18.5574600	88	9	-	-
Chilean Pesos – Euro	292	-	-	-	-	-	10%	0.0012795	324	-	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies (Finance Leases). Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

Country risk

To manage or mitigate country risk, the Atento Group repatriates the funds generated in the Americas and Brazil that are not required to pursue new profitable business opportunities in the region and subject to the restrictions of our financing arrangements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debentures denominated in Brazilian Reais and (ii) the 300,000 thousand U.S. dollars, 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (52,704 thousand U.S. dollars as of December 31, 2016) Revolving Credit Facility.

The objective of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brasil denominated in Brazilian Reais.

The Argentinian subsidiary sits outside of these two distinct financings structure, and as a result, we do not rely on cash flow from these operations to serve our Company’s debt commitments.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its trade receivables (see Note 14 on impairment allowances).

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the riskreward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets (see Notes 12, 13, 14, 15 and 16). The Atento Group holds no guarantees as collection insurance. As disclosed in Note 24, the Atento Group carries out significant receivables with the Telefónica Group, which represents 33.7% in 2016 and 50.9% in 2015.

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. A maturity schedule for the Atento Group’s financial liabilities is provided in Note 17.

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

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure, in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation.

As indicated in Note 18, among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures imposed by lending institutions. Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility, also described in Note 18, does not include no financial covenant obligations regarding debt levels. However, it imposes limitations on the use of the funds, and compliance with a debt ratio. The contract also includes other restrictions, including: limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

The Senior Secured Notes issued in 2013 do not include limitation covenant obligations regarding debt levels. However, they impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposals of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all financial covenants and other obligation in the aforementioned financing contracts, and does not foresee any future noncompliance. Atento Group regularly monitors its net financial debt with third parties and EBITDA and Adjusted EBITDA.

The reconciliation between EBITDA (non-audited) and Adjusted EBITDA (non-audited) are presented in the note 18.

Net financial debt with third parties at December 31, 2015 and 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015(*)	12/31/2016
Senior Secured Notes (Note 18)	301,713	303,350
Brazilian bonds - Debentures (Note 18)	168,091	156,596
Bank borrowing (Note 18)	74,785	71,353
Finance lease payables (Note 18)	4,737	3,636
CVIs (Note 18)	26,240	-
Less: Cash and cash equivalents (Note 16)	(184,020)	(194,035)
Net financial debt with third parties	391,546	340,900

(*) Restated excluding the derivative amount. Since 2016 management analyzes net debt with third parties without derivative instruments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

4.3 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of a financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross-currency swaps.

c)       Level 3:If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2015 and 2016 are classified in Level 2, except for Senior Secured Notes that is classified as Level 1. There were no transfers between the different levels during the year.

5) BUSINESS COMBINATIONS

On September 2, 2016, the Company through its indirect subsidiary Atento Brasil S.A. acquired 81.49%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil.

The total amount paid for this acquisition was 27,095 thousand Brazilian Reais (8,638 thousand U.S. dollars), net of cash acquired. The Purchase and Sale Agreement also included a contingent consideration that can vary from zero to 8,150 thousand Brazilian Reais (2,501 thousand U.S. dollars), according to the result of the operation, which will be measured through RBrasil's EBITDA. Therefore, based on projections the Company also recorded a contingent consideration of 8,150 thousand Brazilian Reais (2,501 thousand U.S. dollars), representing its fair value as of the acquisition date. As a result, the total consideration transferred to 36,273 thousand Brazilian Reais (11,130 thousand U.S. dollars).

Valuations were carried out to measure the fair value of intangible assets and liabilities and allocation of the acquisition price, in accordance with the requirements specified in IFRS 3. The goodwill recognized in the transaction represent future benefits of the expected synergies in the business combinations and will be income tax deductible when RBrasil is merged into the Company. These benefits are not recognized separately from the goodwill because they do not meet the criteria for recognition of identifiable intangible assets.

The fair value in U.S.dollars of identifiable assets acquired and liabilities assumed of RBrasil on the date of acquisition is as follows:

Thousands of U.S. dollars
Assets
Cash and cash equivalents	315
Accounts receivable	2,273
Escrow account	2,884
Deferred taxes assets	2,079
Other credits	679
Property, plant and equipment	491
Intangibles (b)	2,628

Liabilities
Other obligations	2,932
Provisions for legal proceedings and contingent liabilities	13,105
Total net liabilities assumed at fair value	(4,688)
Non- interest (18,5% of net asset)	928
Goodwill on acquisition	15,214
Total of the consideration	11,454

Purchase price consideration
Consideration paid	8,953
Contingent consideration	2,501
Total consideration	11,454

Analysis of the cash flow of the acquisition
Consideration paid	8,953
Net cash acquired	(315)
Outflow cash, net (a)	8,638

(a)     Included in the cash flow from investing activities

(b)     Refer to customer base, non-compete agreement, backlog and database identified as part of the purchase price allocation.

The acquisition transaction costs totaling 890 Brazilian Reais (273 thousand U.S. dollars) were recognized in the cash flow from operating activities.

Since the acquisition date, RBrasil contributed to the Company with revenues of R$19,395 (5,951  thousand U.S. dollars) and pre-tax profit of 2,795 Brazilian Reais (858 thousand U.S. dollars).

Guarantees

The amount equivalent to 9,400 Brazilian Reais (2,884 thousand U.S. dollars) of the consideration transferred to the sellers that no longer are shareholders of of RBrasil was transferred to an escrow account in order to guarantee payment for any loss that is indemnifiable by them.

The guarantee of the payment of any potential loss identifiable by the sellers who continue being minority shareholders of RBrasil to the Company pledged their rights to all dividends, interest in own capital, incomes, distributions, salaries, bonuses, remuneration, capital reimbursement and any other amounts that may come to be credited, paid, distributed or otherwise delivered, for any reason, by RBrasil to these shareholders.

Put/Call options

As per the Shareholders' Agreement, the Company has a purchase option, where non-controlling shareholders irrevocably and irreversibly grant to the Company, through that instrument, the right, but not the obligation, at the sole discretion of the Company, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, shall be obliged to sell their shares to the Company ("call option"). The call option may be exercised by any controlling shareholder between January 1, 2019 and December 31, 2020. The Shareholders' Agreement also provides for a put option, where the non-controlling shareholders have the right, irrevocable and irreversible, but not the obligation, to sell all of their shares to the Company ("put option"). The put option may be exercised by non-controlling shareholders between January 1, 2019 and December 31, 2020.

The exercise price of the call option will be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

IFRS 3 does not provide specific guidance on how such contracts should be accounted for in a business combination. To determine the appropriate accounting treatment, IAS 39 - financial Instruments: recognition and measurement and IAS 32- financial instruments: presentation, were considered.

On the basis of the above, the Company recognized a financial liability related to the potential for acquisition of non-controlling interest for an amount of 3,444 Brazilian Reais (1,057 thousand U.S. dollars). The financial liability was recognized against specific reserve in shareholders' equity, considering that these are transactions between shareholders.

6) DISCONTINUED OPERATIONS

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco which provide services to the Spanish market are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

Based on the Share Sale and Purchase Agreement, Atento Teleservicios España accrued a reserve in an amount of 3,106 thousand U.S. dollars as a guarantee to the buyer for a future indemnity regarding any potential past liabilities that can be materialized after the sale.

The Morocco Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America.

The results of discontinued operations are shown below:
($in thousands)	For the year ended December 31,
	2015	2016
Revenue	15,717	11,677
Other operating income	3	307
Operating expenses:
Supplies	(843)	(525)
Employee benefit expenses	(12,174)	(8,573)
Depreciation	(1,008)	(729)
Amortization	(343)	(248)
Changes in trade provisions	89	-
Other operating expenses	(3,614)	(2,433)
Total operating expenses	(17,893)	(12,508)
Operating loss	(2,173)	(524)
Finance costs	(213)	(3)
Net foreign exchange gain/(loss)	(61)	26
NET FINANCE EXPENSE	(274)	23
Profit/(loss) before tax	(2,447)	(501)
Income tax expense	(635)	(77)
Loss for the year	(3,082)	(578)
Loss on disposal group constituting the discontinued operation, net of cash received (*)	-	(2,628)
Loss from discontinued operations	(3,082)	(3,206)

(*) In accordance with IFRS 5, any gain or loss is recorded in the income statement, include the appropriate portion of cumulative exchange differences and any other amounts recognized in other comprehensive income and accumulated in the equity.

The net cash flows are shown below:
	For the year ended December 31,
($in thousands)	2015	2016
Cash used in operating activities	(431)	(274)
Cash provided by/(used in) investment activities	(814)	1
Cash used in financing activities	(214)	(133)
Net increase/(decrease) in cash and cash equivalents	(1,459)	(406)
Effect of changes in exchanges rates	(205)	11

7) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2015 and 2016 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2014	Additions	Disposals	Translation differences	Balance at December 31, 2015
Cost
Development	2,594	486	(132)	(525)	2,423
Customer base	324,948	-	(41)	(73,591)	251,316
Software	60,213	49,539	(2,043)	(17,431)	90,278
Other intangible assets	47,318	1,475	(118)	(6,390)	42,285
Work in progress	940	2,331	(31)	(2,042)	1,198
Total cost	436,013	53,831	(2,365)	(99,979)	387,500
Accumulated amortization
Development	(111)	(223)	53	(1)	(282)
Customer base	(66,911)	(27,948)	1	17,674	(77,184)
Software	(27,863)	(18,232)	1,144	8,314	(36,637)
Other intangible assets	(23,278)	(5,370)	11	3,713	(24,924)
Total accumulated amortization	(118,163)	(51,773)	1,209	29,700	(139,027)
Impairment	(24,772)	-	-	2,559	(22,213)
Net intangible assets	293,078	2,058	(1,156)	(67,720)	226,260

	Thousands of U.S. dollars
	Balance at December 31, 2015	Additions	Acquisitions from business combination (Note 5)	Disposals	Translation differences	Balance at December 31, 2016
Cost
Development	2,422	1,231	-	(52)	306	3,907
Customer base	251,316	-	2,522	-	7,525	261,363
Software	90,278	8,140	105	(7,546)	47,073	138,050
Other intangible assets	42,286	980	1	(2,422)	6,788	47,633
Work in progress	1,198	2,693	-	(6)	(1,062)	2,823
Total cost	387,500	13,044	2,628	(10,026)	60,630	453,776
Accumulated amortization
Development	(282)	(241)	-	33	15	(475)
Customer base	(77,184)	(24,175)	-	-	(2,806)	(104,165)
Software	(36,637)	(21,953)	-	6,716	(16,264)	(68,138)
Other intangible assets	(24,924)	(4,547)	-	287	(3,754)	(32,938)
Total accumulated amortization	(139,027)	(50,916)	-	7,036	(22,809)	(205,716)
Impairment	(22,213)	-	-	-	706	(21,507)
Net intangible assets	226,260	(37,872)	2,628	(2,990)	38,527	226,553

 “Customer base” represents the fair value, of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions. The addition in 2016 of new entity in the customer base is related of the acquisition of RBrasil, as mentioned in Note 5.

Of the total customer base in 2016, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 161.4 million U.S. dollars, while the remaining amount relates to other customers. In terms of geographic distribution, the customer base corresponds to businesses in Brazil (115.6 million U.S. dollars), Spain (46.5 million U.S. dollars) net of impairment, Mexico (45.9 million U.S. dollars), Peru (15.8 million U.S. dollars), Colombia (3.4 million U.S. dollars), Chile (9.3 million U.S. dollars) and Argentina and Uruguay (3.4 million U.S. dollars).

“Other intangible assets” mainly include payment of loyalty incentives established with customers of the Atento Brasil S.A. and the intangible asset arising from the directory services business in Atento Teleservicios España.

“Work in progress” mainly include the ERP implementation costs which are currently in progress.

In 2015 and 2016, no impairment was recognized in respect of intangible assets (Note 9).

At January 2, 2015, Atento Brasil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount outstanding on December 31, 2016 is 14,643 thousand U.S. dollars. The software licenses have five years useful life.

8)   GOODWILL

Goodwill was generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A and on December 30, 2014 from the acquisition of CBCC. On September 2, 2016, additional goodwill was generated from the acquisition of RBrasil, as described in Note 5.

The breakdown and changes in goodwill by cash generating units in 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2014	Other movements (*)	Translation differences	12/31/2015	Acquisitions of new entities (Note 5)	Translation differences	12/31/2016
Peru	32,800	-	(4,017)	28,783	-	485	29,268
Chile	18,943	-	(2,674)	16,269	-	1,045	17,314
Colombia	7,804	-	(1,858)	5,946	-	303	6,249
Mexico	2,500	-	(399)	2,101	-	(344)	1,758
Brazil (*)	72,781	(1,641)	(23,370)	47,770	15,214	9,455	72,439
Argentina	34,643	-	(11,505)	23,138	-	(4,150)	18,988
Total	169,471	(1,641)	(43,823)	124,007	15,214	6,795	146,015

(*) Total amount of Goodwill was 4,061 thousand U.S. dollar. Atento Brasil 1 (CBCC) was incorporated by Atento Brasil on July 1, 2015, thus, was recognized the segregated amount of Goodwill and DTA, considering that the incorporation of CBCC triggered the recognition of the tax benefit, generating an impact of 1,641 thousand U.S. dollar in 2015.

9)   IMPAIRMENT OF ASSETS

As of December 31, 2016 the impairment assessment on goodwill performed by the Atento Group’s management indicated that the carrying amount of goodwill is recoverable. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cashgenerating units to which goodwill is allocated.

Atento has no assets with indefinite useful lives, and therefore carries out no impairment tests of this type.

The Atento Group carries out its goodwill impairment tests using the various cash generating units’ five year strategic plans and budgets, approved by Management.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU. The discount rates used reflect the current assessment of specific market risks in each of the cash generating units, considering the time value of money and individual country risks not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the return expected by the shareholders of the Atento Group, while the former is obtained based on the Atento Group’s financing costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required Telefónica Group companies to meet pre agreed minimum annual revenue commitments through 2021, was amended to adjust these minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these territories. The provisions of the MSA required Telefónica to compensate the Company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a noncash penalty fee amounting to €25.4 million (equivalent to 35.1 million U.S. Dollars for the year ended December 31, 2014). This noncash compensation was recorded in the consolidated income statements for the year ended December 31, 2014 as other gains. The Company, in turn, used this amount to partially reduce and compensate the Vendor Loan Note to Telefónica which was paid off in 2014 (see Note 17).

Since the amendment to the MSA significantly affected the amount of expected revenue, this was considered as a triggering event for the purpose of evaluating the recoverable amount of the intangible assets recorded in relation to the MSA. Therefore, also considering the changes in expected revenue in other geographies, as of June 30, 2014 (second quarter) management performed an impairment test on the carrying amounts of customer relationship intangible assets, goodwill and property, plant and equipment using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different territories in which the Company operates. The result of the testing performed was an impairment charge of 27,965 thousand U.S. dollars as of June 30, 2014 (26,891 thousand U.S. dollars as of December 31, 2014) of the intangible assets related to the customer relationships with Telefónica in connection with the MSA, an impairment charge of 3,752 thousand U.S. dollars of goodwill in the Czech Republic and of 1,149 thousand U.S. dollars of goodwill in Spain, which have been recorded in the consolidated income statements as impairment charges.

At December 31, 2015 and 2016, the tests conducted did not reveal any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina

December 2015	14.97%	10.20%	8.02%	12.32%	11.56%	11.18%	33.40%
December 2016	13.99%	10.18%	8.43%	12.25%	11.02%	10.91%	27.79%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina

December 2015	5.50%	3.40%	2.20%	3.40%	4.20%	3.25%	23.60%
December 2016	4.70%	3.50%	2.10%	3.70%	4.20%	3.00%	16.60%

In the event of a 10% increase or decrease in the discount rate used to calculate the recoverable amount of the CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. In addition, if as a result of a fall in demand or an increase in costs, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to keep constant for the five years in each country, with all other variables remaining unchanged, the recoverable amount from each cash generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following hypotheses were used:

Cash flow for the Brazil, Argentina, Mexico, Spain, Colombia, Peru and Chile CGUs were estimated based on growth projections considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

10) PROPERTY, PLANT AND EQUIPMENT (PP&E)
Details of property, plant and equipment at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
	Balance at December 31, 2014	Additions	Disposals	Translation differences	Balance at December 31, 2015
Cost
Land and natural resources	42	-	-	(5)	37
Buildings	10,822	-	(4)	(1,085)	9,733
Plant and machinery	9,581	289	-	(540)	9,330
Furniture, tools and other tangible assets	282,476	39,228	(16,191)	(62,347)	243,166
PP&E under construction	21,345	27,866	(7)	(12,937)	36,267
Total property, plant and equipment	324,266	67,383	(16,202)	(76,914)	298,533
Accumulated depreciation
Buildings	(3,819)	(198)	-	391	(3,626)
Plant and machinery	(3,535)	(1,055)	-	419	(4,171)
Furniture, tools and other tangible assets	(79,716)	(49,832)	14,319	16,171	(99,058)
Total accumulated depreciation	(87,070)	(51,085)	14,319	16,981	(106,855)
Net property, plant and equipment	237,196	16,298	(1,883)	(59,933)	191,678

	Thousands of U.S. dollars
	Balance at December 31, 2015	Additions	Acquisition of new entities (Note 5)	Disposals	Transfers	Translation differences	Balance at December 31, 2016
Cost
Land and natural resources	37	-	-	(38)	-	1	-
Buildings	9,733	-	-	-	285	(226)	9,792
Plant and machinery	9,330	144	-	(86)	536	(3,081)	6,843
Furniture, tools and other tangible assets	243,166	20,984	477	(26,155)	12,310	66,446	317,228
PP&E under construction	36,267	11,496	14	(113)	(13,131)	(25,269)	9,264
Total property, plant and equipment	298,533	32,624	491	(26,392)	-	37,871	343,127
Accumulated depreciation
Buildings	(3,626)	(108)	-	402	-	100	(3,232)
Plant and machinery	(4,171)	(1,130)	-	370	-	863	(4,068)
Furniture, tools and other tangible assets	(99,058)	(45,210)	-	19,744	-	(46,033)	(170,557)
Total accumulated depreciation	(106,855)	(46,448)	-	20,516	-	(45,070)	(177,857)
Net property, plant and equipment	191,678	(13,824)	491	(5,876)	-	(7,199)	165,270

Additions for the year mainly represent investments made in Brazil in response to our business and the upgrading of existing infrastructure (15,519 thousand U.S. dollars), construction of a new call center and upgrading of the infrastructure in place in Mexico (5,297 thousand U.S. dollars); and to new equipment under finance leases and upgrading of the current infrastructure in Peru (5,041 thousand U.S. dollars).

“Furniture, tools and other tangible assets” primarily comprises net items of that description in Brazil and Mexico amounting to 94,040 thousand U.S. dollars and 14,472 thousand U.S. dollars, respectively, (84,109 thousand U.S. dollars and 18,343 thousand U.S. dollars, respectively in 2015) in connection with furnishings and fixtures in customer service centers in those countries.

The acquisition of new entities recognized in the account “Furniture, tools and other tangible assets” and “PP&E under construction” are related to the RBrasil acquisition, as described in Note 5.

No impairment was recognized on items of property, plant and equipment in 2015 and 2016.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2015 and 2016.

11) LEASES AND SIMILAR ARRANGEMENTS

a) Finance leases

The Atento Group holds the following assets under finance leases:
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	3,264	2,386
Furniture, tools and other tangible assets	2,883	1,422
Total	6,147	3,808

The assets acquired under finance leases are located in Brazil, Colombia and Peru. The present value of future finance lease payments is as follow:
	Thousands of U.S. dollars
	2015	2016
Up to 1 year (Note 18)	2,010	2,205
Between 1 and 5 years (Note 18)	2,727	1,431
Total	4,737	3,636

12) FINANCIAL ASSETS

Details of financial assets at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
2015	Loans and receivables	Fair value through profit or loss	Total
Trade and other receivables (Note 14)	5,539	-	5,539
Other financial assets (Note 13)	42,871	-	42,871
Derivative financial instruments (Note 15)	-	65,401	65,401
Non-current financial assets	48,410	65,401	113,811
Trade and other receivables (Note 14) (*)	401,127	-	401,127
Other financial assets (Note 13)	769	-	769
Cash and cash equivalents (Note 16)	184,020	-	184,020
Current financial assets	585,916	-	585,916
TOTAL FINANCIAL ASSETS	634,326	65,401	699,727

(*) Excluding advance payments, prepayments and non-financial assets

	Thousands of U.S. dollars
2016	Loans and receivables	Fair value through profit or loss	Total
Trade and other receivables (Note 14)	20,911	-	20,911
Other financial assets (Note 13)	40,565	-	40,565
Derivative financial instruments (Note 15)	-	77,474	77,474
Non-current financial assets	61,476	77,474	138,950
Trade and other receivables (Note 14) (*)	321,608	-	321,608
Other financial assets (Note 13)	1,140	-	1,140
Cash and cash equivalents (Note 16)	194,035	-	194,035
Current financial assets	516,783	-	516,783
TOTAL FINANCIAL ASSETS	578,259	77,474	655,733

(*) Excluding advance payments, prepayments and non-finacial assets

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2016, Atento Teleservicios España S.A., Atento Brasil S.A., Atento Chile S.A., Teleatento del Perú S.A.C., Atento Colombia S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 373,548 thousand U.S. dollars, receiving cash net of discount, the related trade receivables was realized and interest expenses was recognized in the income statements.

13) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Other non-current receivables	9,867	-
Non-current guarantees and deposits	33,004	40,565
Total non-current	42,871	40,565
Other current receivables	148	-
Current guarantees and deposits	621	1,140
Total current	769	1,140
Total	43,640	41,705

 “Guarantees and deposits” at December 31, 2015 and 2016 primarily comprise deposits with the courts in relation to legal disputes with employees of the subsidiary Atento Brasil S.A.

14) TRADE AND OTHER RECEIVABLES
Details of trade and other receivables are as follow:
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Non-current trade receivables	5,539	7,824
Other non-financial assets (*)	-	13,087
Total non-current	5,539	20,911
Current trade receivables	373,905	321,608
Other receivables	13,191	15,302
Prepayments	4,505	4,693
Personnel	9,526	9,299
Total current	401,127	350,902
Total	406,666	371,813

(*) "Other non-financial assets" primarily comprise deposits posted with the courts in respect of legal disputes with employes of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

	Thousands of U.S. dollars
	12/31/2015	12/31/2016

Trade receivables	383,881	333,711
Impairment allowances	(4,437)	(4,279)
Trade receivables, net	379,444	329,432

As of December 31, 2016, trade receivables not yet due for which no provision has been made amounted to 302,352 thousand U.S. dollars (315,287 thousand U.S. dollars as of December 31, 2015).

As of December 31, 2016, trade receivables due for which no provision has been made amounted to 30,105 thousand U.S. dollars (64,157 thousand U.S. dollars as of December 31, 2015). These balances relate to certain independent customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2015	39,399	8,707	11,500	4,551	64,157
12/31/2016	22,047	2,146	1,398	4,514	30,105

Movements in the provision for impairment of trade receivables in 2015 and 2016 were as follow:
	Thousands of U.S. dollars
	2015	2016
Opening balance	(7,870)	(4,437)
Allowance	(1,372)	(3,097)
Reversal	3,364	2,712
Translation differences	1,441	543
Total	(4,437)	(4,279)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

15) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
	12/31/2015		12/31/2016
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps - cash flow hedges	9,993	-	1,330	-
Cross-currency swaps - net investment hedges	55,408	(684)	76,144	(184)
Total	65,401	(684)	77,474	(184)
Non-current portion	65,401	(684)	77,474	(184)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a noncurrent asset or a noncurrent liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has entered into interest rate swap contracts to hedge fluctuations in interest rates with respect to the debentures issued in Brazil (see Note 18).

As mentioned on Note 4, on April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

At December 31, 2016, details of swaps that are designated and qualified as cash flow hedge and net investment hedges were as follow:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI	Income statements
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	245,000	1,330	-	(780)	8,591	(96)
					1,330	-	(780)	8,591	(96)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statements
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	4,786	-	(780)	(865)	(25)
Santander	20-Jan	USD	MXN	11,111	7,637	(28)	(4,524)	(2,889)	48
Goldman Sachs	20-Jan	USD	EUR	48,000	11,483	-	(1,864)	(2,071)	(52)
Goldman Sachs	20-Jan	USD	MXN	40,000	27,527	(98)	(16,272)	(10,392)	175
Nomura International	20-Jan	USD	MXN	23,889	16,446	(58)	(9,715)	(6,205)	105
Nomura International	20-Jan	USD	EUR	22,000	5,223	-	(856)	(951)	(21)
Goldman Sachs	18-Jan	USD	PEN	13,800	324	-	(40)	103	(78)
BBVA	18-Jan	USD	PEN	55,200	1,301	-	(159)	413	(312)
Goldman Sachs	18-Jan	USD	COP	7,200	283	-	(106)	59	(69)
BBVA	18-Jan	USD	COP	28,800	1,133	-	(425)	236	(275)
					76,143	(184)	(34,741)	(22,562)	(504)
Total					77,473	(184)	(35,521)	(13,971)	(600)

Gains and losses on net investment hedges recorded in OCI will be recognized in income statements when the foreign operation is partially disposed of or sold.

16) CASH AND CASH EQUIVALENTS
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Deposits held at call	155,063	124,777
Short-term financial investments	28,957	69,258
Total	184,020	194,035

As indicated in Note 26, the bank accounts of some Group companies have been pledged as guarantees.

“Short-term financial investments” comprises short-term fixedincome securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

17) FINANCIAL LIABILITIES

Details of financial liabilities at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
2015	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 18)	-	447,641	447,641
Interest-bearing debt (Note 18)	-	58,669	58,669
Finance lease payables (Note 11)	-	2,727	2,727
Derivative financial instruments (Note 15)	684	-	684
CVIs (Note 18)	-	26,240	26,240
Trade and other payables (Note 19) (*)	-	193	193
Non-current financial liabilities	684	535,470	536,154
Debentures and bonds (Note 18)	-	22,163	22,163
Interest-bearing debt (Note 18)	-	16,116	16,116
Finance lease payables (Note 11)	-	2,010	2,010
Trade and other payables (Note 19) (*)	-	188,918	188,918
Current financial liabilities	-	229,207	229,207
TOTAL FINANCIAL LIABILITIES	684	764,677	765,361

(*) Excluding deferred income and non-financial liabilities.

	Thousands of U.S. dollars
2016	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
Debentures and bonds (Note 18)	-	430,299	430,299
Interest-bearing debt (Note 18)	-	48,629	48,629
Finance lease payables (Note 11)	-	1,431	1,431
Derivative financial instruments (Note 15)	184	-	184
Option for acquisition of NCI (Note 5)	1,057	-	1,057
Trade and other payables (Note 19) (*)	-	283	283
Non-current financial liabilities	1,241	480,642	481,883
Debentures and bonds (Note 18)	-	29,647	29,647
Interest-bearing debt (Note 18)	-	22,724	22,724
Finance lease payables (Note 11)	-	2,205	2,205
Trade and other payables (Note 19) (*)	-	206,054	206,054
Current financial liabilities	-	260,630	260,630
TOTAL FINANCIAL LIABILITIES	1,241	741,272	742,513

(*) Excluding deferred income and non-financial liabilities.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2015 and 2016, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2015 and 2016, are as follow:

2015	Thousands of U.S. dollars
	Maturity (years)
	2016	2017	2018	2019	2020	More than 5 years	Total

Senior Secured Notes	22,128	22,128	22,128	22,128	300,000	-	388,512
Brazilian bonds—Debentures	37,194	68,967	69,775	78,802	-	-	254,738
Finance leases	2,011	1,583	810	333	-	-	4,737
Bank borrowings	21,831	22,738	21,295	19,943	3,192	-	88,999
CVIs	-	-	-	-	-	51,137	51,137
Trade and other payables	188,918	193	-	-	-	-	189,111
Total financial liabilities	272,082	115,609	114,008	121,206	303,192	51,137	977,234

2016	Thousands of U.S. dollars
	Maturity (years)
	2017	2018	2019	2020	2021	More than 5 years	Total

Senior Secured Notes	22,128	22,128	22,128	333,192	-	-	399,576
Brazilian bonds—Debentures	42,188	78,593	90,081	-	-	-	210,862
Finance leases	2,010	1,079	491	56	-	-	3,636
Bank borrowings	27,537	25,785	24,215	1,948	-	-	79,485
Trade and other payables	206,054	283	-	-	-	-	206,377
Total financial liabilities	299,917	127,868	136,915	335,196	-	-	899,896

The Brazilian debentures contract established the following original repayment schedule:

2014	2015	2016	2017	2018	2019	Total
7.00%	11.00%	15.00%	18.00%	21.00%	28.00%	100.00%

The new repayment schedule after the early repayments during 2016 and over the initial amount of 915 million Brazilian Reais of Brazilian Debentures is as follow. As indicated in Note 18, the Brazilian subsidiary made an early repayment in 2016, totaling 100.0 million Brazilian Reais (equivalent to 30.7 million U.S. dollars):

2017	2018	2019	Total
7.07%	21.0%	28.0%	56.1%

18) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Senior Secured Notes	292,433	294,068
Brazilian bonds—Debentures	155,208	136,231
Bank borrowing	58,669	48,629
CVIs (a)	26,240	-
Finance lease payables (Note 11)	2,727	1,431
Total non-current	535,277	480,359
Senior Secured Notes	9,280	9,282
Brazilian bonds—Debentures	12,883	20,365
Bank borrowing	16,116	22,724
Finance lease payables (Note 11)	2,010	2,205
Total current	40,289	54,576
TOTAL DEBT WITH THIRD PARTIES	575,566	534,935

(a)     On November 8, 2016, the CVI was terminated as disclosed further in this note.

We show below the movement of debt with third parties:

2015	Thousands of U.S. dollars
	December 31, 2014	New borrowing	Amortization	Interest accrued	Interest paid	Foreign exchange losses	Amortization (addition) fees	Translation differences	December 31, 2015

Senior Secured Notes	300,269	-	-	22,062	(22,128)	-	1,510	-	301,713
Brazilian bonds - Debentures	245,932	-	-	33,196	(31,242)	-	712	(80,507)	168,091
CVI	36,379	-	-
Finance lease payables	9,010	2,184	(4,077)	700	(700)	(400)	-	(1,980)	4,737
Other borrowings	61,720	38,739	(214)	5,910	(5,393)	-	-	(25,977)	74,785
Total	653,310	40,923	(4,291)	61,868	(59,463)	(400)	2,222	(108,464)	549,326

2016	Thousands of U.S. dollars
	December 31, 2015	New borrowing	Amortization	Interest accrued	Interest paid	Foreign exchange losses	Amortization (addition) fees	Translation differences	December 31, 2016

Senior Secured Notes	301,713	-	-	22,128	(22,128)	-	1,637		303,350
Brazilian bonds - Debentures	168,091	-	(44,356)	33,013	(36,598)	-	764	35,683	156,597
Finance lease payables	4,737	-	(542)	303	(303)	(805)	-	246	3,636
Other borrowings	74,785	235	(18,032)	7,265	(7,058)	-	-	14,159	71,354
Total	549,326	235	(62,930)	62,709	(66,087)	(805)	2,399	50,088	534,935

2015	Thousands of U.S. dollars
	December 31, 2014	Amortization	Change in present value	Foreign exchange gain (losses)	Translation differences	December 31, 2015
Contingent Value Instrument	36,379	-	5,694	(11,923)	(3,910)	26,240
Total	36,379	-	5,694	(11,923)	(3,910)	26,240

2016	Thousands of U.S. dollars
	December 31, 2015	Reversal of principal amount	Reversal of finance costs	Reversal of foreign exchange gains	Translation differences	December 31, 2016
Contingent Value Instrument	26,240	(41,748)	(19,936)	35,374	70	-
Total	26,240	(41,748)	(19,936)	35,374	70	-

Issuance of bonds—Senior Secured Notes

On January 29, 2013, Atento Luxco 1, S.A. issued 300,000 Senior Secured Notes with a nominal value of 1,000 U.S. dollars each, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem the notes early under the following conditions:

•          At any time prior to January 29, 2016: (i) up to 40% of the principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 107.375% of the principal amount of the notes, together with accrued and unpaid interest; (ii) some of all notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus an applicable premium, as defined at the Senior Secured Notes’ Offering Memorandum; (iii) during any 12-month period commencing from the issue date until January 29, 2016, up to 10% of the principal amount of the notes at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest.

•          At any time and from time to time on or after January 29, 2016, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest:

2016: 105.531%

2017: 103.688%

2018: 101.844%

2019 and thereafter: 100.000%

As of December 31, 2016, no amounts were early redeemed.

Details of the Senior Secured Notes issuances are as follow:

Issuer	Issue date	Number of bonds	Unit nominal value	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	January 29, 2020

All interest payments are made on a halfyearly basis.

The indenture governing the Senior Secured Notes contains covenants that, among other things, restrict the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sells assets or experiences certain changes of control, it must offer to purchase the Senior Secured Notes. As of December 31, 2016, we were in compliance with these covenants. There are no other financial covenants under the indenture governing the Senior Secured Notes.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2016, is 305,921 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2015			12/31/2016
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2020	U.S. dollar	292,432	9,282	301,714	294,068	9,282	303,350

Debentures

On November 22, 2012, BC Brazilco Participações, S.A. (now merged into Atento Brasil S.A.) (the “Brazilian Issuer”) entered into an indenture for the issuance of 915 million Brazilian Reais (equivalent to approximately $365 million) of Brazilian Debentures due December 12, 2019. The Brazilian Debentures bear interest at a rate per annum equal to the average daily rate of the One Day “over extragroup”—DI—Interfinancial Deposits (as such rate is disclosed by CETIP S.A. —Mercados Organizados (“CETIP”) in the daily release available on its web page (http://cetip.com.br)), plus a spread of 3.70%.

On December 12, 2016, Atento Brasil, S.A. repaid on the schedule date, 44,562 thousand Brazilian Reais (equivalent to 13,673 thousand U.S. dollars) and on December 26, 2016, repaid in advance of the schedule date, 100,000 thousand Brazilian Reais (equivalent to 30,683 thousand of U.S. dollars).

Under the terms of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms. To date, the Company has complied with this covenant and does not foresee any future noncompliance.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		12/31/2015			12/31/2016
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2019	Brazilian Reais	166,620	1,471	168,091	156,083	513	156,596

The fair value as of December 31, 2016 calculated based on discounted cash flow is 169,951 thousand U.S. dollars.

Bank borrowing
Bank borrowings are held in the following currencies:
	Thousands of U.S. dollars
	12/31/2015		12/31/2016
	Foreign currency debt	U.S. Dollars debt	Foreign currency debt	U.S. Dollars debt
BRL	291,573	74,670	232,547	71,353
MAD	1,121	113	-	-
Total		74,783		71,353

The fair value as of December 31, 2016 calculated based on discounted cash flow is 69,711 thousand U.S. dollars.

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300 million Brazilian Reais (the “BNDES Credit Facility”), equivalent to 92,050 thousand U.S. dollars as of December 31, 2016.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP)

The proceeds from each tranche are intended to be used as described below:

•    Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•    Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.

•    Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.

•    Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once certain requirements in the contract are met, including delivering the guarantee (stand-by letter) and demonstrating the expenditure relates to the corresponding project. The following amounts were released under the credit facility:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,776	3,839	5,374	384	-	17,373
April 16, 2014	3,232	1,616	2,262	162	-	7,272
July 16, 2014	-	-	-	-	184	184
August 13, 2014	19,206	2,098	3,084	332	-	24,720
Subtotal 2014	30,214	7,553	10,720	878	184	49,549
March 26, 2015	5,634	1,408	1,999	164	-	9,205
April 17, 2015	11,267	2,817	3,998	327	-	18,409
December 21, 2015	8,860	2,208	-	-	215	11,283
Subtotal 2015	25,761	6,433	5,997	491	215	38,897
October 27, 2016	-	-	-	-	234	234
Subtotal 2016	-	-	-	-	234	234
Total	55,975	13,986	16,717	1,369	633	88,680

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2016, we were in compliance with these covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, training, job seeking assistance and obtaining preapproval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the bylaws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22.0 million Brazilian Reais, equivalent to 6.8 million U.S. dollars as of December 31, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of December 31, 2016 no amounts were released under this facility.

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to €50 million (equivalent to 52.7 million U.S. dollars as of December 31, 2016). The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowing capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, standby letter of credit and a short-term loan facility). This facility matures on July 2019. As of December 31, 2016, the Revolving Credit Facility remains undrawn.

Contingent Value Instruments

The acquisition of Atento Group’s Argentinian subsidiaries from Telefónica was made by the Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l) to be paid in the form of a Contingent Value Instrument, or CVI.

The CVI was the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and were subject to mandatory payment in the following scenarios: i) if any year between 2012 to 2022 the Argentinian subsidiary had excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess would be used to pay the CVI. ii) the remainder amount not paid during 2012 to 2022 (if any) would be integrally paid in 2022.

On November 8, 2016, the CVI was terminated, as a result, during the fourth quarter of 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount, the interest reversal of $19.9 million was recognized in “Finance costs” and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in “Net foreign exchange loss”.

19) TRADE AND OTHER NON TRADE PAYABLES

Details of trade and other payables at December 31, 2015 and 2016 are as follow:
	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Other payables	15,394	283
Suppliers	608	335
Total non-current	16,002	618
Suppliers	75,370	74,721
Advances	3,311	547
Suppliers of fixed assets	41,648	31,104
Personnel (*)	54,138	88,585
Other payables	14,451	11,097
Advances from customers	1,322	429
Total current	190,240	206,483
Total	206,242	207,101

 (*) The increment is related to the change in the payroll due date.

The carrying amount of trade and other non-trade payables is similar to the fair value.

20)  EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT COMPANY

Share capital

As of December 31, 2016, share capital stood at 48 thousand U.S. dollars, divided into 73,909,056 shares. PikCo owns 84.78% of ordinary shares of Atento S.A.

On August 4, 2015, our Board approved a share capital increase and issued 131,620 shares, each having an accounting total value of EUR 59.3, to be paid out of distributable reserves of the Company, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, each having an accounting total value of EUR 71.2, to be paid out of distributable reserves of the Company, increasing outstanding shares to 73,909,056.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to “Put option” attributable to the Parent Company in the acquisition of RBrasil in amount of 1,057 thousand U.S. dollars (see note 5).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2015 and 2016, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Sharebased payments

a) Description of sharebased payment arrangements

In the year 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries;

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

2. Performance RSU (equity settled)

•  Grant date: December 3, 2014

•  Amount: 931,189 RSUs

•  Vesting period: 100% of the RSUs vest on October 1, 2017.

•  Performancebased vesting conditions:

•    TSR Tranche: 50% of the RSUs shall satisfy the performancevesting condition, if at all, based on the Total Shareholder Return (“TSR”) thresholds set forth, and measured from October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017; provided, that the baseline price for purposes of measuring the TSR compound annual growth will be $15.00. The thresholds are as follow:

•  Below 10% compound annual growth: nil RSUs vest;

•  10% compound annual growth: 25% of the RSUs vest;

•  22% compound annual growth: 100% of the RSUs vest; and

•  Compound annual growth between 10% and 22%: RSUs vest based on a linear relationship

•    Adjusted EBITDA Tranche: The remaining 50% of the RSUs shall satisfy the performance vesting condition, if at all, based on the Adjusted EBITDA thresholds set forth; provided, that for purposes of measuring the Adjusted EBITDA Tranche, the Performance Period shall include the time period between end of the financial quarter immediately preceding October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017. The thresholds are as follow:

•  Below 8% compound annual growth: nil RSUs vest;

•  8% compound annual growth: 25% of the RSUs vest;

•  13.5% compound annual growth: 100% of the RSUs vest; and

•  Compound annual growth between 8% and 13.5%: RSUs vest based on a linear relationship.

The TSR Tranche and the Adjusted EBITDA Tranche are treated separately. Thus, for example, even if the TSR threshold is not met, provided the Adjusted EBITDA threshold is met, PRSUs will vest.

On July 1, 2016, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries:

1.    Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2019

• There are no other vesting conditions

2.    Extraordinary Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 81,257 RSUs

• Vesting period: 66.67% vests on October 1, 2016 and the remaining 33.33% vests on January 2, 2018

• There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the BlackScholes model. Service and nonmarket performance conditions attached to the arrangement were not taken into account in measuring the fair value. The inputs used in the measurement of the fair values at the grant date are presented here below.

The 2014 Plan:

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

The Performance RSU has one market condition which needs to be taken into account when determining the grant date fair value. Two scenarios have been used to determine this fair value. For scenario “TSR 1” a compound annual growth of 10% was used; and for scenario “TSR 2” a compound annual growth rate of 22%. Given the base line price of USD15.00 (which was the opening price when Atento went to the stock exchange), a current stock price of USD 11.06 and a low expected volatility, it is unlikely that the PRSUs of the TSR Tranche will vest. This results in a low valuation.

The Adjusted EBITDA Tranche is not included in the fair value condition as this tranche has a nonmarket performance condition.

The 2016 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	9.07	Stock price of Atento S.A. in USD at grant date July 1, 2016
Strike price (USD)	0.01	For valuation purposes set to 0,01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	0.86%	USD risk free rate obtained from Bloomberg
Expected volatility	24.40%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	9.06

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2019.

•         The 2016 Extraordinary Plan:

	Time RSU	Time RSU	Comments

Variable
Stock price (USD)	9.07	9.07	Stock price of Atento S.A. in USD at grant date July 1, 2016
Strike price (USD)	0.01	0.01	For valuation purposes set to 0,01
Time (years)	0.25	1.50	Time to vest as per the contract
Risk free rate	0.18%	0.85%	USD risk free rate obtained from Bloomberg
Expected volatility	36.29%	36.87%	Volatility based on shares prices from Atento S.A.
Dividend yield	0.01%	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	9.06	9.06

The Time RSU has been split into two options for valuation purposes to reflect correctly the fact that 66.67% of the Time RSUs vests on October 1, 2016 and the remaining 33.33% will vest on January 4, 2018.

c) Outstanding RSUs

As of December 31, 2016, there are 671,074 Performance RSUs outstanding related to the 2014 Plan and 1,394,982 Time RSUs outstanding related to 2016 plans (1,367,896 Time RSUs related to the 2016 Grant and 27,086 Time RSUs related to the 2016 Extraordinary Grant). Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Performance RSU, the Management has made the following assumptions regarding the service and nonmarket performance conditions:

• For the first year, the expectation was that 100% of the holders of both Performance RSUs would meet the service conditions of 2 and 3 years.

• For the second and third year, it is expected that 80% of the holders of the Performance RSUs will meet the service condition for three years.

• Finally, there is no probability that the Adjusted EBITDA targets present in the Performance RSUs will be met at the end of the third year.

A reference is made to the accounting policy regarding these share based payments.

The weighted average of RSUs granted was USD 10.41 for Performance RSU.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016 Plan:

• For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

The 2016 Extraordinary Plan:

• For the first and second year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for two years.

A reference is made to the accounting policy regarding these sharebased payments.

The weighted average of RSUs granted was USD 9.06 for both Time RSU.

An overview of the current RSUs that are outstanding is given in the table below:

The 2014 Plan	Time RSU	Performance RSU
Outstanding December 31, 2015	119,634	871,649
Forfeited (*)	(15,880)	(871,649)
Vested (**)	(103,754)	-

(*) RSUs are forfeited during the year due to employees failing to satisfy the service or non-market performance conditions.
(**) As of October 1, 2016, a total of 103,754 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.

The 2016 Plan	Time RSU
Granted July 1, 2016	1,384,982
Forfeited (*)	(17,086)
Outstanding December 31, 2016	1,367,896

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2016 Extraordinary Plan	Time RSU
Granted July 1, 2016	81,257
Vested (**)	(54,171)
Outstanding December 31, 2016	27,086

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.
(**) As of October 1, 2016, a total of 54,171 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.

The movement of the RSUs shared with the subsidiaries during 2016 is as follow:

The 2014 Plan
	Time RSU				Performance RSU
Country	Balance as of December 31, 2015	Forfeited	Vested	Balance December 31, 2016	Balance as of December 31, 2015	Forfeited	Balance December 31, 2016
Argentina	6,095	(1,099)	(4,996)	-	18,229	(18,229)	-
Brazil	49,564	(13,510)	(36,054)	-	306,743	(306,743)	-
Chile	4,925	(1)	(4,924)	-	48,345	(48,345)	-
Spain	15,183	49	(15,232)	-	94,371	(94,371)	-
France	2,060	(2,060)	-	-	3,845	(3,845)	-
Guatemala	1,024	(1)	(1,023)	-	1,911	(1,911)	-
Mexico	22,933	(13,192)	(9,741)	-	102,938	(102,938)	-
Morocco	1,468	-	(1,468)	-	2,742	(2,742)	-
Peru	2,602	1,097	(3,699)	-	8,096	(8,096)	-
United States	13,780	12,837	(26,617)	-	284,429	(284,429)	-
Total	119,634	(15,880)	(103,754)	-	871,649	(871,649)	-

The 2016 Plan
	Time RSU
Country	Balance as of December 31, 2015	Granted	Forfeited	Balance December 31, 2016
Argentina	-	27,979	(5,998)	21,981
Brazil	-	326,397	(111,633)	214,764
Chile	-	67,395	-	67,395
Colombia	-	15,568	(4,628)	10,940
Spain	-	124,761	-	124,761
Guatemala	-	3,169	(3,169)	-
Mexico	-	143,052	-	143,052
Peru	-	16,462	-	16,462
United States	-	660,199	108,342	768,541
Total	-	1,384,982	(17,086)	1,367,896

The 2016 Extraordinary Plan
	Time RSU
Country	Balance as of December 31, 2015	Granted	Vested	Balance December 31, 2016
United States	-	81,257	(54,171)	27,086
Total	-	81,257	(54,171)	27,086

d) Impacts in Profit or Loss

During the fourth quarter of 2016 the Management has reversed the accrued provision of $1,508 thousands U.S. dollars related to the Performance RSU Plan since the vesting condition Adjusted EBITDA Tranche described in item a) above were not met.

In 2016, $1,535 thousand U.S. dollars (1,982 thousand U.S. dollars as at December 31, 2015 and 584 thousand U.S. dollars as at December 31, 2014) related to stock-based compensation were recorded as Personnel expenses-Stock - based compensation.

21) TAX MATTERS

a) Income tax
The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2014 (*)	2015 (*)	2016

Profit/(loss) before tax	(23,619)	75,381	8,564
Income tax applying the statutory tax rate	(6,901)	21,296	2,484
Permanent differences	12,026	12,845	13,655
Adjustments due to international tax rates	4,452	(12,541)	(21,940)
Tax credits	(295)	(497)	(791)
Branches income tax	2,544	688	1,385
Change in federal statutory rate in Spain (a)	6,554	1,359	-
Other	21	-	-
Total income tax expense	18,401	23,150	(5,207)

(*) Restated, excluding discontinued operations – Morroco (see note 6).

(a)     This item is related to the amendment of the tax legislation in Spain that reduced the income tax rate from 30% for the calendar year of 2014 to 28% for the calendar year of 2015 and fixed the tax rate of 25% for subsequent years.

Permanent differences in 2016 are mainly related to non-deductible expenses mainly in Brazil, Colombia and Mexico, which are not deductible for tax purposes.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2014 (*)	2015 (*)	2016
Current tax expense	34,081	26,968	(22,852)
Deferred tax	(15,680)	(3,818)	17,645
Total income tax expense	18,401	23,150	(5,207)
(*) Restated, excluding discontinued operations – Morroco (see note 6).

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

The aggregated effective tax rate for the year ended 2016 is 60.8%. The aggregated effective tax rate for the year ended December 31, 2016 is distorted because of the contribution of losses in the holding companies to our profit before tax. The tax expense for the year ended December 31, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level. Excluding the holding companies, the aggregated effective tax rate for the year ended December 31, 2016 is 51.3%. Higher tax expenses are primarily attributed to non-deductible expenses mainly in Colombia, Mexico and Brazil and due to the reversion of the deferred tax asset in Brazil.

The years open for inspection by the tax authorities for the main taxes applicable vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. The directors of the Atento Group consider that no significant contingencies would arise from a review by the tax authorities of the operations in the years open to inspection, other than those described in Note 22.

b) Deferred tax assets and liabilities

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2014	Income Statement		Equity		Transfers	Translation differences	Balance at 12/31/2015
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	150,137	29,897	(39,205)	1,455	(317)	(2,954)	(31,177)	107,836
Unused tax losses (*)	18,176	8,546	(6,053)	97	-	(4,194)	(3,373)	13,199
Unused tax credits	35	-	(497)	-	-	2,946	(1)	2,483
Deferred tax assets (temporary differences)	131,926	21,351	(32,655)	1,358	(317)	(1,706)	(27,803)	92,154
DEFERRED TAX LIABILITIES	(83,132)	(2,372)	15,479	(1,993)	25	-	15,931	(56,062)
Deferred tax liabilities (temporary differences)	(83,132)	(2,372)	15,479	(1,993)	25	-	15,931	(56,062)

(*) Tax credits for loss carryforwards.

	Thousands of U.S. dollars
	Balance at 12/31/2015	Income Statement		Equity		Transfers	Translation differences	Balance at 12/31/2016
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	107,836	35,334	(18,955)	1,984	(4,747)	-	(3,111)	118,341
Unused tax losses (*)	13,199	11,376	(2,859)	-	(4,747)	-	(15)	16,954
Unused tax credits	2,483	875	(56)	-	-	-	391	3,693
Deferred tax assets (temporary differences)	92,154	23,084	(16,041)	1,984	-	-	(3,487)	97,694
DEFERRED TAX LIABILITIES	(56,062)	-	1,266	-	3,224	-	5,974	(45,597)
Deferred tax liabilities (temporary differences)	(56,062)	-	1,266	-	3,224	-	5,974	(45,597)

(*) Tax credits for loss carryforwards.

As a result of the business combination described in Note 5, the Company recognized deferred tax liabilities amounting to 1.7 thousand U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2015	2016	2017	2018	2019	2020	2021	Subsequent years	Total
Tax losses	134	1,849	2,444	3,273	4,549	134	816	13,199
Deductible temporary differences	939	12,912	17,060	22,847	31,758	939	5,699	92,154
Tax credits for deductions	25	348	460	616	856	25	154	2,483
Total deferred tax assets	1,099	15,109	19,963	26,735	37,162	1,099	6,668	107,836
Total deferred tax liabilities	6,778	7,151	7,131	7,114	7,100	7,100	13,687	56,062

	Thousands of U.S. dollars
2016	2017	2018	2019	2020	2021	2022	Subsequent years	Total
Tax losses	828	1,800	2,124	2,505	2,991	3,505	3,201	16,954
Deductible temporary differences	995	9,539	18,086	24,221	33,667	995	10,190	97,693
Tax credits for deductions	3,017	677	-	-	-	-	-	3,694
Total deferred tax assets	4,840	12,016	20,210	26,726	36,658	4,500	13,391	118,341
Total deferred tax liabilities	4,603	4,603	4,603	4,603	4,603	4,603	17,979	45,597

c) Taxes receivables/payables

Details of taxes receivables and payables at December 31, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
Receivables	2015	2016
Non-current
Indirect taxes	5,112	7,815
Current
Indirect taxes	3,502	1,400
Other taxes	6,328	5,052
Income tax	13,966	22,145
Total	28,908	36,412

	Thousands of U.S. dollars
	For the year ended December 31,
Payables	2015	2016

Non-current
Social security	1,001	1,098
Current
Indirect taxes	23,396	23,033
Other taxes	44,598	45,767
Income tax	6,614	4,030
Total	75,609	73,928

22) PROVISIONS AND CONTINGENCIES

Movements in provisions during 2015 and 2016 were as follow:
	Thousands of U.S. dollars
	12/31/2014	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2015
Non-current
Provisions for liabilities	56,889	3,126	(10,688)	(3,118)	-	(16,677)	29,532
Provisions for taxes	21,717	3,705	(109)	(5,254)	-	(6,776)	13,283
Provisions for dismantling	15,949	2,689	-	-	(1,284)	(5,289)	12,065
Other provisions	219	70	(6)	(119)	-	(24)	140
Total non-current	94,774	9,590	(10,803)	(8,491)	(1,284)	(28,766)	55,020

Current
Provisions for liabilities	6,699	2,302	(337)	(481)	(46)	(1,932)	6,205
Provisions for taxes	946	885	2	(844)	-	(113)	876
Provisions for dismantling	63	2	(46)	-	1,284	(32)	1,271
Other provisions	10,801	3,260	(4,095)	(5,878)	46	(1,044)	3,090
Total current	18,509	6,449	(4,476)	(7,203)	1,284	(3,121)	11,442

	Thousands of U.S. dollars
	12/31/2015	Additions	Acquisition of new entities (Note 5)	Payments	Reversal	Transfers	Translation differences	12/31/2016
Non-current
Provisions for liabilities	29,532	10,331	4,212	(18,569)	(2,174)	-	7,062	30,394
Provisions for taxes	13,283	3,690	5,654	-	(3,923)	-	2,743	21,447
Provisions for dismantling	12,065	1,452	-	(13)	(259)	(207)	2,300	15,338
Other provisions	140	2,890	-	(61)	(54)	-	(199)	2,716
Total non-current	55,020	18,363	9,866	(18,643)	(6,410)	(207)	11,906	69,895

Current
Provisions for liabilities	6,205	1,079	3,239	(540)	(1,015)	-	(808)	8,160
Provisions for taxes	876	115	-	-	-	-	15	1,006
Provisions for dismantling	1,271	55	-	-	(1,512)	207	192	213
Other provisions	3,090	3,851	-	(15)	(1,230)	-	(357)	5,339
Total current	11,442	5,100	3,239	(555)	(3,757)	207	(958)	14,718

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and claims related to various tax matters, including discussions with the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 39,392 thousand U.S. dollars and 30,859 thousand U.S. dollars as of December 31, 2015 and 2016, respectively, recognized in other financial assets.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of December 31, 2016, lawsuits underway are as follow:

At December 31, 2016, Atento Brasil was involved in approximately 12,364 labor-related disputes (10,936 labor disputes as of December 31, 2015), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of these claims was 77,112 thousand U.S. dollars (60,803 thousand U.S. dollars on December 31, 2015), of which 20,714 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (26,820 thousand U.S. dollars on December 31, 2015), 51,354 thousand U.S. dollars are classified as possible (30,166 thousand U.S. dollars on December 31, 2015), and 5,044 thousand U.S. dollars are classified as remote (3,817 thousand U.S. dollars on December 31, 2015).

In addition, at December 31, 2016, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 1,331 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of December 31, 2016, Atento Brasil was party to 15 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 89,688 thousand Brazilian Reais, of which 2,628 thousand Brazilian Reais relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2016 Atento Brasil, S.A. has 14 civil lawsuits ongoing for various reasons (23 on December 31, 2015). The total amount of these claims is approximately 4,948 thousand U.S. dollars (2,514 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

 In addition, at December 31, 2016, Atento Brasil, S.A. has 46 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 on December 31, 2015). The total amount of these claims is approximately 30,885 thousand U.S. dollars (24,577 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of December 31, 2016, there are tax authorities disputes belonging to the company CBCC totaling 3,663 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

The contingencies related to acquisition of new entities refer to the contingencies of Brasil, see Note 5.

Furthermore, it is important to note that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company’s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through December 31, 2015 is approximately 3,134 thousand U.S. dollars and in the period from August 31, 2015 through December 31, 2015 is approximately 1,763 thousand U.S. dollars. We will monitor this matter during 2016.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 5,936 thousand U.S. dollars.

 At December 31, 2016, Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 10,045 thousand U.S. dollars (8,627 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

At December 31, 2016, Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,972 thousand U.S. dollars (2,483 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, materialization of the risk event is possible.

At December 31, 2016, Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 5,068 thousand U.S. dollars (7,359 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, risk of material loss is possible.

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A. contra Administración Federal de Ingresos Públicos”, notified on February 2017, the risk qualified so far as “remote” becomes now “probable” being this contingency estimated amount of approximately 3,147 thousand U.S. dollars. A formal appeal has been filed at the National Supreme Court of Justice”

On December 31, 2016, the controlled RBrasil Soluções S.A. holds contingent liabilities of labor nature and social charges classified as probable and possible in the amount of 9,813 thousand Brazilian Reais (7,466 thousand U.S. dollars) and 12,308 thousand Brazilian Reais (3,776 thousand U.S. dollars), respectively.

On December 31, 2016, the controlled RBrasil Soluções S.A. holds contingent liabilities of tax nature classified as probable and possible in the amount of 18,705 thousand Brazilian Reais (5,686 thousand U.S. dollars) and 16,081 thousand Brazilian Reais (4,934 thousand U.S. dollars), respectively.

23) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the year ended December 31, 2014, 2015 and 2016 is as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Revenue
Services rendered	2,278,244	1,949,883	1,757,498
Total	2,278,244	1,949,883	1,757,498
(*) Restated, excluding discontinued operations - Morocco (see note 6)

b) Other operating income

Details of other operating income for the year ended December 31, 2014, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Other operating income
Other operating income	4,320	2,276	3,901
Grants	-	626	673
Income from indemnities and other non-recurring income	187	1,407	872
Gains on disposal of non-current assets	71	10	344
Total	4,578	4,319	5,790
(*) Restated, excluding discontinued operations - Morocco (see note 6)

c) Supplies

Details of amounts recognized under “Supplies” during the year ended December 31, 2014, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016

Supplies
Subcontracted services	61,153	34,088	29,940
Infrastructure leases (Note 25)	3,164	4,236	3,376
Purchases of materials	1,123	1,434	986
Communications	27,334	31,714	24,929
Expenses with public agency	-	-	1,204
Other	10,722	6,132	5,163
Total	103,496	77,604	65,598
(*) Restated, excluding discontinued operations - Morocco (see note 6)

d) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the year ended December 31, 2014, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Employee benefit expenses
Salaries and wages	1,282,300	1,087,390	1,014,830
Social security (a)	153,821	131,268	120,923
Supplementary pension contributions	850	3240	2,848
Termination benefits	22,347	35,654	34,654
Other welfare costs	162,494	152,974	136,645
Total	1,621,812	1,410,526	1,309,900
(*) Restated, excluding discontinued operations - Morocco (see note 6)

(a)     During the year 2014 the Federal Courts decided that the INSS contributions on indemnifications would not be taxed by Social Security (INSS). During 2015 there were several similar decisions also corroborated by the decision of the Administrative Council of TAX Appels – CARF. Based on this decision, Atento Brasil identified the credits from the period of 5 years and recognized the related amount. These credits can be used by Atento Brasil to offset against future payments to the INSS.

e) Depreciation and amortization

The depreciation and amortization charges for the year ended December 31, 2014, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
Depreciation and amortization	2014 (*)	2015 (*)	2016

Intangible assets (Note 7)	60,529	51,430	50,916
Property, plant and equipment (Note 10)	57,793	50,077	46,448
Total	118,322	101,507	97,364
(*) Restated, excluding discontinued operations - Morocco (see note 6)

f) Other operating expenses

The breakdown of “Other operating expenses” for the year ended December 31, 2014, 2015 and 2016 is as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Other operating expenses
Services provided by third parties	343,839	222,891	193,213
Losses on disposal of fixed assets	899	800	1,432
Taxes other than income tax	10,156	9,087	7,491
Other management expenses	2,106	8,700	11,879
Total	357,000	241,478	214,015
(*) Restated, excluding discontinued operations - Morocco (see note 6)

Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2014	2015	2016

External services provided by other companies
Leases (Note 26b)	106,345	75,573	63,014
Installation and maintenance	35,997	25,159	24,237
Lawyers and law firms	13,159	6,055	5,198
Tax advisory services	240	504	302
Consultants	30,436	12,117	8,056
Audits and other related services	6,911	3,347	2,493
Studies and work performed	724	372	76
Other external professional services	76,923	40,863	40,669
Publicity, advertising and public relations	9,327	7,643	6,089
Insurance premiums	1,987	231	207
Travel expenses	14,666	8,502	6,047
Utilities	31,701	33,700	28,743
Banking and similar services	8,734	2,191	1,006
Other	6,689	6,634	7,076
TOTAL	343,839	222,891	193,213

The amounts recognized under “Consultants” and “Other external professional services” in the year ended December 31, 2014 primarily relate to expenses incurred on the acquisition of the Atento Group from Telefónica, S.A. and other integration related costs. For the year ended December 31, 2015 and 2016 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

g) Net finance expense

The breakdown of “Finance income” and “Finance costs” for the year ended December 31, 2014, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Finance income
Interest received from third parties	17,326	15,459	7,188
Total finance income	17,326	15,459	7,188
Finance costs
Interest paid to Group companies	(25,435)	496	-
Interest paid to third parties	(95,211)	(74,418)	(75,090)
Discounts to the present value of provisions and other liabilities(**)	(1,386)	(1,547)	15,939
Total finance costs	(122,032)	(75,469)	(59,151)
(*) Restated, excluding discontinued operations - Morocco (see note 6)
(**) Contains the impacts of the CVI termination. The interest reversal of $19.9 million was recognized in "Finance costs".

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2014 (*)
	Exchange gains	Exchange losses	Net
Fair value of financial instruments	40,903	(13,631)
Fair value of financial instruments	40,903	(13,631)	27,272
Foreign exchange gains/(losses)
Loans and receivables	-	(32,905)
Current transactions	36,430	(36,967)
Disposal of Financial assets	60	-
Total	36,490	(69,872)	(33,382)
(*) Restated, excluding discontinued operations - Morocco (see note 6)

Thousands of U.S. dollars	2015 (*)
	Exchange gain	Exchange loss	Net
Fair value of financial instruments	29,915	(12,380)
Fair value of financial instruments	29,915	(12,380)	17,535
Foreign exchange gains/(losses)
Loans and receivables	86,936	(77,520)
Other financial transactions	3,101	(8,789)
Current transactions	16,711	(24,362)
Disposal of Financial assets	34	(30)
Total	106,782	(110,701)	(3,919)
(*) Restated, excluding discontinued operations - Morocco (see note 6)

Thousands of U.S. dollars	2016
	Exchange gain	Exchange loss	Net
Fair value of financial instruments	675	-	675
Fair value of financial instruments	675	-	675
Foreign exchange gains/(losses)
Loans and receivables	868	(12,200)
Other financial transactions	12,381	(45,784)
Current transactions	18,996	(30,755)
Total	32,245	(88,739)	(56,494)

24) FINANCIAL INFORMATION BY SEGMENT

The CEO is the Chief Operating Decision Maker (“CODM”). Management has determined the operating segments on the basis of the information reviewed by the CEO for the purposes of allocating resources and assessing performance. The results measurement used by the CEO to assess the performance of the Atento Group’s segments is the EBITDA and Adjusted EBITDA (as defined below).

The CEO considers the business from the geographical perspective in the following areas:

•    EMEA, which combines the activities carried out regionally in Spain, Morocco2and the Czech Republic1.

•    The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

•    Brazil, which is managed separately in view of its different language and major importance.

Inter-segment transactions are carried out at market prices.

1 Until December 2014.

2 Until September 2016.

The Atento Group uses EBITDA and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense (which includes interest income, interest expense, changes in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees and other items which are not related to our core operating results.

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

The major data for these segments for the year ended December 31, 2014 was as follow:

	Thousands of U.S. dollars
	EMEA (*)	Americas	Brazil	Other and eliminations	Total Group

Sales to other companies	107,211	408,485	693,165	-	1,208,861
Sales to Telefónica Group	207,241	370,527	491,615	-	1,069,383
Sales to other group companies	252	407	-	(659)	-
Other operating income and expense	(340,895)	(672,172)	(1,025,955)	(33,344)	(2,072,366)
EBITDA	(26,191)	107,247	158,825	(34,003)	205,878
Depreciation and amortization	(18,932)	(42,959)	(55,372)	(1,059)	(118,322)
Operating profit/(loss)	(45,123)	64,288	103,453	(35,062)	87,556
Net finance expense	(13,658)	(14,716)	(42,917)	(39,525)	(110,816)
Income tax	15,440	(19,641)	(22,271)	8,071	(18,401)
Profit/(loss) from continuing operations	(43,341)	29,931	38,265	(66,516)	(41,661)
Profit/(loss) from discontinued operations	(491)	-	-	-	(491)
Profit/(loss) for the year	(43,832)	29,931	38,265	(66,516)	(42,152)
EBITDA	(26,191)	107,247	158,825	(34,003)	205,878
Acquisition and integration related costs	-	39	8,784	1,037	9,860
Restructuring costs	16,602	8,092	1,354	667	26,715
Sponsor management fees	-	-	-	7,285	7,285
Site relocation costs	-	-	1,668	-	1,668
Financing and IPO fees	-	405	1,893	49,657	51,955
Asset impairments and Other	34,938	1,902	(406)	(34,530)	1,904
Adjusted EBITDA (unaudited)	25,349	117,685	172,118	(9,887)	305,265
Capital expenditure	4,182	38,014	76,616	1,276	120,088
Fixed assets	76,081	257,322	363,103	3,239	699,745
Allocated assets	456,829	658,054	813,004	(269,986)	1,657,901
Allocated liabilities	312,676	378,782	611,560	(109,983)	1,193,035
(*) Restated, excluding discontinued operations - Morocco (see note 6)

The major data for these segments for the year ended December 31, 2015 was as follow:
	Thousands of U.S. dollars
	EMEA (*)	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	71,524	411,651	577,519	-	1,060,694
Sales to Telefónica Group	160,148	376,347	352,675	-	889,170
Sales to other group companies	32	1,775	-	(1,788)	19
Other operating income and expense	(219,713)	(685,565)	(813,701)	(7,623)	(1,726,602)
EBITDA	11,991	104,208	116,493	(9,411)	223,281
Depreciation and amortization	(12,360)	(38,371)	(49,979)	(797)	(101,507)
Operating profit/(loss)	(369)	65,837	66,514	(10,208)	121,774
Net finance expense	(12,343)	(8,678)	(25,257)	(116)	(46,394)
Income tax	3,233	(20,157)	(14,010)	7,784	(23,150)
Profit/(loss) from continuing operations	(9,479)	37,002	27,247	(2,540)	52,230
Profit/(loss) from discontinued operations	(3,082)	-	-	-	(3,082)
Profit/(loss) for the year	(12,561)	37,002	27,247	(2,540)	49,148
EBITDA	11,991	104,208	116,493	(9,411)	223,281
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	6,299	3,107	5,613	780	15,799
Site relocation costs	-	27	3,383	-	3,410
Financing and IPO fees	-	-	-	313	313
Asset impairments and Other	175	1,610	3,892	1,098	6,775
Adjusted EBITDA (unaudited)	18,465	109,060	129,381	(7,220)	249,686
Capital expenditure	7,332	39,207	74,248	427	121,214
Fixed assets	62,014	211,105	266,454	2,372	541,945
Allocated assets	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities	278,871	327,042	456,823	(82,111)	980,625
(*) Restated, excluding discontinued operations - Morocco (see note 6)
The major data for these segments for the year ended December 31, 2016 was as follow:

	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	72,750	394,961	542,953	1	1,010,665
Sales to Telefónica Group	151,176	322,237	273,420	-	746,833
Sales to other group companies	4	1,718	-	(1,722)	-
Other operating income and expense	(220,645)	(596,963)	(717,683)	(8,497)	(1,543,788)
EBITDA	3,285	121,953	98,690	(10,218)	213,710
Depreciation and amortization	(10,712)	(33,757)	(52,356)	(539)	(97,364)
Operating profit/(loss)	(7,427)	88,196	46,334	(10,757)	116,346
Net finance expense	(12,319)	(31,092)	(40,074)	(24,297)	(107,782)
Income tax	4,933	(15,823)	(3,070)	8,753	(5,207)
Profit/(loss) from continuing operatons	(14,813)	41,281	3,190	(26,301)	3,357
Profit/(loss) from discontinued operatons	(3,206)	-	-	-	(3,206)
Profit/(loss) for the year	(18,019)	41,281	3,190	(26,301)	151
EBITDA	3,285	121,953	98,690	(10,218)	213,710
Restructuring costs	10,390	10,562	10,994	1,700	33,646
Site relocation costs	18	168	9,137	-	9,323
Asset impairments and Other	2,709	(40,668)	2,131	1,011	(34,817)
Adjusted EBITDA (unaudited)	16,402	92,015	120,952	(7,507)	221,862
Capital expenditure	2,124	23,042	23,000	-	48,166
Fixed assets	48,342	189,036	298,920	1,540	537,838
Allocated assets	396,298	558,657	677,794	(255,131)	1,377,618
Allocated liabilities	272,082	259,352	490,172	(74,191)	947,415

"Other and eliminations" includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the year ended December 31,
($ in millions)	2014	2015	2016

Country
Spain	306,599	233,041	223,956
Czech Republic	9,516	-	-
Other and eliminations (*)	(1,411)	(1,336)	(25)
EMEA	314,704	231,705	223,931

Argentina	151,939	162,143	119,589
Chile	79,270	79,626	80,106
Colombia	69,522	59,546	61,042
El Salvador	13,929	19,238	16,741
United States	20,727	28,865	36,968
Guatemala	15,323	17,091	15,771
Mexico	274,999	242,426	199,634
Peru	131,772	145,413	151,755
Puerto Rico	12,777	13,982	14,629
Uruguay	8,017	3,652	3,475
Panama	737	4,617	4,990
Other and eliminations (*)	497	13,174	14,217
Americas	779,509	789,773	718,917
Brazil	1,184,780	930,194	816,373
Other and eliminations (*)	(749)	(1,789)	(1,723)
Total revenue	2,278,244	1,949,883	1,757,498

(*) Includes holding company level revenues and consolidation adjustments.

As stated in Note 5, the Atento Group signed a framework contract with Telefónica that expires in December 31, 2021. In 2016, approximately 42.5% of service revenue were generated from business with Telefónica Group companies (45.2% in 2015 and 46.5% in 2014).

25) EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Result attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(41,661)	52,230	3,357
Atento’s Loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars)	(491)	(3,082)	(3,206)
Weigthed average number of ordinary shares	69,603,252	73,648,760	73,816,933
Basic (loss)/earnings per share from continuing operations	(0.60)	0.71	0.05
Basic loss per share from discontinued operations	(0.01)	(0.04)	(0.04)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share based plan was first granted in October 2014.

	Thousands of U.S. dollars
	2014 (*)	2015 (*)	2016
Result attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(41,661)	52,230	3,357
Atento’s Loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars) (1)	(491)	(3,082)	(3,206)
Potential increase in number of ordinary shares outstanding in respect of share-based plan (2)	-	1,026,207	272,791
Adjusted weighted average number of ordinary shares	69,603,252	74,674,967	74,089,724
Diluted (loss)/earnings per share from continuing operations (2)	(0.60)	0.70	0.05
Diluted loss per share from discontinued operations (2)	(0.01)	(0.04)	(0.04)

(*) Restated, excluding discontinued operations – Morroco (see Note 6).

 (1) Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net - loss for the year.

(2) As of December 31, 2014 potential 753,782 ordinary shares, relating to the stock option plan were excluded from the calculation of diluted net loss per share as their effect would dilute the loss per share.

26) COMMITMENTS

a) Guarantees and commitments

As of December 31, 2015 and 2016, the Atento Group has guarantees and commitments to third parties amounting to 320,300 thousand U.S. dollars, and 242,022 thousand U.S. dollars respectively.

The transactions guaranteed and their respective amounts at December 31, 2015 and 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2015	12/31/2016
Guarantees
Financial, labor-related, tax and rental transactions	141,080	166,036
Contractual obligations	100,941	154,239
Other	1	25
Total	242,022	320,300

The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relates to tax and labor-related procedures.

b) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follow:

	Thousands of U.S. dollars
	2015	2016
Up to 1 year	57,873	54,965
Between 1 and 5 years	129,022	116,182
More than 5 years	43,719	36,462
Total	230,614	207,609

Total operating lease expenses recognized in the consolidated income statements for the year ended December 31, 2016 amount to 3,377 thousand U.S. dollars (4,236 thousand U.S. dollars in 2015 and 3,164 thousand U.S. dollars in 2014) under “Infrastructure leases” (see Note 23c) and 63,014 thousand U.S. dollars (75,573 thousand in 2015 and 106,345 thousand U.S. dollars in 2014) under “External services provided by other companies” (see Note 23f).

No contingent payments on operating leases were recognized in the consolidated income statements for the year ended December 31, 2014, 2015 and 2016.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest in 2026.

At December 31, 2016, the payment commitment for the early cancellation of these leases is 122,480 thousand U.S. dollars (127,531 thousand U.S. dollars in 2015 and 141,779 thousand U.S. dollars in 2014).

27) RELATED PARTIES

The following table shows the total remuneration paid to the Atento Group’s key management personnel in 2014, 2015 and 2016:
	Thousands of U.S. dollars
	2014	2015	2016
Total remuneration paid to key management personnel	5,491	8,155	4,806

The breakdown of the total remuneration shown above is as follow:
	Thousands of U.S. dollars
	12/31/2014	12/31/2015	12/31/2016
Salaries and variable remuneration	4,990	6,999	3,826
Salaries	2,999	3,897	3,826
Variable remuneration	1,991	3,102	-
Payment in kind	501	1,156	980
Medical insurance	72	135	117
Life insurance premiums	8	10	27
Other	421	1,011	836
Total	5,491	8,155	4,806

28) RESTRICTED NET ASSETS

Certain of our consolidated subsidiaries (Atento Argentina S.A. and Atento Brasil S.A.) are restricted from remitting certain funds to us including paying certain dividends, purchasing or redeeming capital stock, making certain payments on subordinated debt from our current indenture agreements and as a result of a variety of regulations, contractual or statutory requirements.

Our ability to distribute funds is limited by the indenture governing, our Senior Secure Notes, the Brazilian Debentures. Restricted payments are generally limited by compliance with leverage ratios, fixed charge coverage ratios and permitted payment baskets. The Company may in the future require additional cash resources from the subsidiaries due to changes in business conditions or merely to declare and pay dividends to make distributions to shareholders (see note 18).

As described in Note 1, Atento S.A. was incorporated as legal entity and as Group (Atento S.A. and subsidiaries) in 2014 due to the Reorganization Transaction and the IPO described in Note 1. Pursuant to the Reorganization Transaction, Midco became a whollyowned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of MidCo’s operations as if Atento S.A. always would have been operating. The consolidated financial statements of Midco were substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Incorporation of Atento S.A. (Floatco) has been considered a common control transaction, applying the pooling of interest method.

In consequence, the separate financial statements of the Company are presented below:

ATENTO S.A.
CONDENSED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)

	For the year ended December 31,
	2015	2016
ASSETS
Investments	540,760	644,899
Trade and other receivables	1,450	1,888
Other assets	7	8
Other taxes receivable	-	3
Cash and cash equivalents	5,724	4,347
TOTAL ASSETS	547,941	651,145
EQUITY AND LIABILITIES
Accounts payable and other liabilities	7,486	7,732
TOTAL LIABILITIES	7,486	7,732

Share capital	45	46
Net investment/Share premium	638,279	638,316
Retained earnings/(losses)	(1,347)	(2,680)
Translation differences	(99,087)	3,630
Stock-based compensation	2,565	4,101
TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	643,413
TOTAL EQUITY AND LIABILITIES	547,941	651,145

ATENTO S.A.
CONDENSED INCOME STATEMENTS
(In thousands of U.S. dollars)

	For the year ended December 31,
	2015	2016

Operating loss	(2,219)	(2,770)
Net finance expense	876	90
Loss before tax	(1,343)	(2,680)
Income tax expense	(4)	-
Loss for the year	(1,347)	(2,680)

ATENTO S.A.
CONDENSED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	For the year ended December 31,
	2015	2016

Loss for the year	(1,347)	(2,680)
Other comprehensive income/(loss):
Translation differences	(99,087)	3,630
Other comprehensive income/(loss), net of taxes	(99,087)	3,630
Total comprehensive income/(loss)	(100,434)	950

ATENTO S.A.
CONDENSED STATEMENTS OF CASH FLOW
(In thousands of U.S. dollars)

	For the year ended December 31,
	2015	2016
Operating activities
Loss before tax	(1,343)	(2,680)
Adjustments to loss:
Net foreign exchange differences	(876)	(90)
	(876)	(90)
Changes in working capital:
Changes in trade and other receivables	79	(256)
Changes in trade and other payables	(1,826)	629
Other assets/(payables)	1,314	1,192
	(433)	1,565
Other cash flow from operating activities
Interest received	11	-
Income tax paid	(4)	10
	7	10
Net cash flow from/(used in) operating activities	(2,645)	(1,195)
Investment activities
Financing activities
Net increase/(decrease) in cash and cash equivalents	(2,645)	(1,195)
Exchange differences	(964)	(182)
Cash and cash equivalents at beginning of year	9,333	5,724
Cash and cash equivalents at end of year	5,724	4,347

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of preparation

The presentation of the Company’s standalone condensed financial statements has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries at cost. Such investments are presented on the statements of financial position as ‘‘Investment in affiliates’’ at cost less any identified impairment loss.

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Reconciliation (in thousands of U.S. dollars)
IFRS Profit/(loss) reconciliation	For the year ended December 31,
	2015	2016
Company IFRS profit/(loss) for the year	(1,347)	(2,680)
Profit/(loss) from subsidiaries	50,495	2,831
Consolidated IFRS profit/(loss) for the year	49,148	151

IFRS Equity reconciliation	For the year ended December 31,
	2015	2016
Parent shareholders’ equity	540,455	643,412
Equity from subsidiaries	(142,664)	(213,209)
Consolidated IFRS shareholders’ equity	397,791	430,203

29) CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statements for the year ended December 31, 2014, 2015 and 2016, Consolidated Statements of Financial Position as of December 31, 2015 and 2016 and Consolidated Statements of Cash Flow for the year ended December 31, 2014, 2015 and 2016 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 17 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

For the Year Ended December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	942,643	942,643	1,336,502	(901)	2,278,244
Other operating income	-	-	-	4,392	4,392	761	(575)	4,578
Own work capitalized	-	-	-	209	209	266	-	475
Other gains	-	33,753	-	35,092	35,092	-	(33,753)	35,092
Supplies	-	-	-	(44,532)	(44,532)	(58,412)	(552)	(103,496)
Employee benefit expenses	(1)	-	(11)	(701,815)	(701,826)	(920,400)	415	(1,621,812)
Depreciation	-	-	-	(25,615)	(25,615)	(32,178)	-	(57,793)
Amortization	-	-	-	(34,562)	(34,562)	(7,395)	(18,572)	(60,529)
Changes in trade provisions	-	-	-	(187)	(187)	1,776	-	1,589
Other operating expenses	(19,970)	(2,265)	(95)	(148,051)	(148,146)	(191,060)	4,441	(357,000)
Impairment charges	-	-	-	(31,792)	(31,792)	-	-	(31,792)
OPERATING PROFIT/(LOSS)	(19,971)	31,488	(106)	(4,218)	(4,324)	129,860	(49,497)	87,556
Finance income	-	54,876	33,395	1,467	34,862	18,383	(90,795)	17,326
Finance costs	-	(59,742)	(29,636)	(61,511)	(91,147)	(66,803)	95,660	(122,032)
Change in fair value of financial instruments	-	29,939		29,969	29,969	(2,700)	(29,936)	27,272
Net foreign exchange gain/(loss)	92	(30,435)	-	(37,744)	(37,744)	4,273	30,432	(33,382)
NET FINANCE EXPENSE	92	(5,362)	3,759	(67,819)	(64,060)	(46,847)	5,361	(110,816)
PROFIT/(LOSS) BEFORE TAX	(19,879)	26,126	3,653	(72,037)	(68,384)	83,013	(44,136)	(23,260)
Income tax expense	(4)	(1,144)	(4)	6,364	6,360	(30,892)	7,279	(18,401)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS	(19,883)	24,982	3,649	(65,673)	(62,024)	52,121	(36,857)	(41,661)
LOSS FOR DISCONTINUED OPERATIONS	-	-	-	(491)	(491)	-	-	(491)
PROFIT/(LOSS) FOR THE YEAR	(19,883)	24,982	3,649	(66,164)	(62,515)	52,121	(36,857)	(42,152)
PROFT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(19,883)	24,982	3,649	(66,164)	(62,515)	52,121	(36,857)	(42,152)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Year Ended December 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	857,608	857,608	1,092,337	(62)	1,949,883
Other operating income	323	-	-	3,858	3,858	347	(209)	4,319
Own work capitalized	-	-	-	6	6	-	-	6
Operating expenses:
Supplies	-	-	-	(31,728)	(31,728)	(46,159)	283	(77,604)
Employee benefit expenses	-	-	(14)	(641,600)	(641,614)	(770,034)	1,122	(1,410,526)
Depreciation	-	-	-	(22,925)	(22,925)	(27,153)	1	(50,077)
Amortization	-	-	-	(25,912)	(25,912)	(12,349)	(13,169)	(51,430)
Changes in trade provisions	-	-	-	(867)	(867)	(452)	-	(1,319)
Other operating expenses	(2,542)	(1,763)	(119)	(93,611)	(93,730)	(145,414)	1,971	(241,478)
OPERATING PROFIT/(LOSS)	(2,219)	(1,763)	(133)	44,829	44,696	91,123	(10,063)	121,774
Finance income	-	46,595	27,251	1,524	28,775	17,753	(77,664)	15,459
Finance costs	-	(54,316)	(1,008)	(58,051)	(59,059)	(47,471)	85,377	(75,469)
Change in fair value of financial instruments	-	18,210	-	17,595	17,595	(5,699)	(12,571)	17,535
Net foreign exchange gain/(loss)	876	(6,040)	-	(5,409)	(5,409)	6,252	402	(3,919)
NET FINANCE EXPENSE	876	4,449	26,243	(44,341)	(18,098)	(29,165)	(4,456)	(46,394)
PROFIT/(LOSS) BEFORE TAX	(1,343)	2,686	26,110	488	26,598	61,958	(14,519)	75,380
Income tax expense	(4)	(4)	(4)	(8,139)	(8,143)	(19,071)	4,072	(23,150)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS	(1,347)	2,682	26,106	(7,651)	18,455	42,887	(10,447)	52,230
LOSS FOR DISCONTINUED OPERATIONS	-	-	-	(3,082)	(3,082)	-	-	(3,082)
PROFIT/(LOSS) FOR THE YEAR	(1,347)	2,682	26,106	(10,733)	15,373	42,887	(10,447)	49,148
PROFT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(1,347)	2,682	26,106	(10,733)	15,373	42,887	(10,447)	49,148

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Year Ended December 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	-	-	-	821,540	821,540	930,087	5,871	1,757,498
Other operating income	-	-	-	4,720	4,720	1,179	(109)	5,790
Own work capitalized	-	-	-	90	90	-	-	90
Other gains	-	-	-	-	-	41,748	-	41,748
Operating expenses:
Supplies	8	-	-	(30,800)	(30,800)	(34,220)	(586)	(65,598)
Employee benefit expenses	-	-	(14)	(630,907)	(630,921)	(676,151)	(2,828)	(1,309,900)
Depreciation	-	-	-	(21,370)	(21,370)	(25,046)	(32)	(46,448)
Amortization	-	-	-	(22,174)	(22,174)	(16,534)	(12,208)	(50,916)
Changes in trade provisions	-	-	-	(185)	(185)	(1,719)	2	(1,902)
Other operating expenses	(2,778)	(1,535)	(113)	(92,368)	(92,481)	(117,450)	229	(214,015)
Impairment charges	-	-	-	-	-	288	(288)	-
OPERATING PROFIT/(LOSS)	(2,770)	(1,535)	(127)	28,546	28,419	102,182	(9,949)	116,347
Finance income	-	45,838	29,394	3,998	33,392	9,208	(81,250)	7,188
Finance costs	-	(57,437)	(1,042)	(61,452)	(62,494)	(32,008)	92,788	(59,151)
Change in fair value of financial instruments	-	675	-	696	696	-	(696)	675
Net foreign exchange gain/(loss)	90	(8,086)	-	(18,221)	(18,221)	(38,383)	8,106	(56,494)
NET FINANCE EXPENSE	90	(19,010)	28,352	(74,979)	(46,627)	(61,183)	18,948	(107,782)
PROFIT/(LOSS) BEFORE TAX	(2,680)	(20,545)	28,225	(46,433)	(18,208)	40,999	8,999	8,565
Income tax expense	-	-	-	(2,801)	(2,801)	(6,123)	3,717	(5,207)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS	(2,680)	(20,545)	28,225	(49,234)	(21,009)	34,876	12,716	3,358
LOSS FOR DISCONTINUED OPERATIONS	-	-	-	(3,206)	(3,206)	-	(3,206)	(3,206)
PROFIT/(LOSS) FOR THE YEAR	(2,680)	(20,545)	28,225	(52,440)	(24,215)	34,876	9,510	152
PROFT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(2,680)	(20,545)	28,225	(52,440)	(24,215)	34,790	9,510	66
NON-CONTROLLING INTEREST	-	-	-	-	-	86	-	86

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

As of December 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	541,981	931,806	606,142	623,422	1,229,564	427,248	(2,361,895)	768,704
Intangible assets	-	-	-	116,160	116,160	43,276	66,824	226,260
Goodwill	-	-	-	53,100	53,100	53,340	17,567	124,007
Property, plant and equipment	-	-	-	76,266	76,266	115,411	1	191,678
Investments	540,760	233,720	26,177	206,769	232,946	79,846	(1,087,272)	-
Non-current financial assets	1,221	698,086	579,965	110,797	690,762	88,951	(1,360,097)	118,923
Trade and other receivables	1,221	42	-	213	213	5,992	(1,929)	5,539
Other taxes receivable	-	-	-	-	-	5,112	-	5,112
Other non-current financial assets	-	642,636	579,965	55,176	635,141	67,854	(1,302,760)	42,871
Derivative financial instruments	-	55,408	-	55,408	55,408	9,993	(55,408)	65,401
Deferred tax assets	-	-	-	60,330	60,330	46,424	1,082	107,836
CURRENT ASSETS	5,960	33,951	1,620	364,443	366,063	264,613	(60,875)	609,712
Trade and other receivables	236	7,325	1,610	242,203	243,813	207,873	(34,324)	424,923
Trade and other receivables	229	6,565	1,603	226,892	228,495	199,407	(33,569)	401,127
Current income tax receivable	7	9	7	8,771	8,778	5,176	(4)	13,966
Other taxes receivable	-	751	-	6,540	6,540	3,290	(751)	9,830
Other current financial assets	-	3,266	-	381	381	388	(3,266)	769
Other financial assets	-	3,266	-	381	381	388	(3,266)	769
Cash and cash equivalents	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
TOTAL ASSETS	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	53,797	576,703	(96,525)	480,178	151,672	(828,311)	397,791
Share capital	46	43	96	43	139	216,709	(216,889)	48
Net investment / Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(21,231)	17,117	29,759	(125,899)	(96,140)	(130,156)	176,747	(53,663)
Translation differences	(80,361)	-	(78,776)	(7,306)	(86,082)	58,670	(101,451)	(209,224)
Cash flow hedge	-	12,178	-	12,178	12,178	6,452	(12,179)	18,629
Stock-based compensation	2,566	-	-	-	-	-	-	2,566
NON-CURRENT LIABILITIES	383	890,746	29,306	935,660	964,966	355,642	(1,547,691)	664,046
Deferred tax liabilities	-	-	-	26,705	26,705	23,105	6,252	56,062
Debt with third parties	-	292,432	-	295,272	295,272	240,005	(292,432)	535,277
Non-current payables to Group companies	-	597,630	29,306	605,109	634,415	23,807	(1,255,852)	-
Derivative financial instruments	-	684	-	684	684	-	(684)	684
Non-current provisions	-	-	-	2,146	2,146	52,874	-	55,020
Non-current non trade payables	383	-	-	5,744	5,744	14,850	(4,975)	16,002
Other non-current taxes payables	-	-	-	-	-	1,001	-	1,001
CURRENT LIABILITIES	7,103	21,214	1,753	148,730	150,483	184,547	(46,768)	316,579
Debt with third parties	-	10,671	-	13,242	13,242	29,037	(12,661)	40,289
Current payables to Group companies	-	8,939	-	-	-	-	(8,939)	-
Trade and other payables	7,103	1,604	1,753	128,609	130,362	150,947	(25,168)	264,848
Trade payables	6,798	713	57	42,097	42,154	50,853	(21,837)	78,681
Current income tax payable	7	7	7	6,586	6,593	14	(7)	6,614
Other current taxes payables	173	870	232	39,714	39,946	27,874	(869)	67,994
Other non-trade payables	125	14	1,457	40,212	41,669	72,206	(2,455)	111,559
Current provisions	-	-	-	6,879	6,879	4,563	-	11,442
TOTAL EQUITY AND LIABILITIES	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

As of December 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	646,308	945,321	615,724	619,333	1,235,057	452,486	(2,476,228)	802,944
Intangible assets	-	-	-	97,257	97,257	62,795	66,501	226,553
Goodwill	-	-	-	54,589	54,589	79,112	12,314	146,015
Property, plant and equipment	-	-	-	62,553	62,553	102,486	231	165,270
Investments	644,899	312,874	26,177	206,770	232,947	79,846	(1,270,566)	-
Non-current financial assets	1,409	632,447	589,547	130,329	719,876	80,826	(1,287,793)	146,765
Trade and other receivables	1,409	-	-	113	113	18,350	1,039	20,911
Other taxes receivable	-	-	-	-	-	7,815	-	7,815
Other non-current financial assets	-	556,303	589,547	54,072	643,619	53,331	(1,212,688)	40,565
Derivative financial instruments	-	76,144	-	76,144	76,144	1,330	(76,144)	77,474
Deferred tax assets	-	-	-	67,835	67,835	47,421	3,085	118,341
CURRENT ASSETS	4,836	18,650	1,566	340,915	342,481	291,605	(82,898)	574,674
Trade and other receivables	489	6,879	1,562	194,474	196,036	214,140	(38,045)	379,499
Trade and other receivables	479	6,751	1,552	174,516	176,068	205,558	(37,954)	350,902
Current income tax receivable	7	8	7	16,379	16,386	5,747	(3)	22,145
Other taxes receivable	3	120	3	3,579	3,582	2,835	(88)	6,452
Other current financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Other financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Cash and cash equivalents	4,347	11,771	4	111,673	111,677	77,057	(10,817)	194,035
TOTAL ASSETS	651,144	963,971	617,290	960,248	1,577,538	744,091	(2,559,126)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	643,412	55,814	586,106	(116,655)	469,451	197,811	(936,285)	430,203
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-	(724)	-	(724)
Translation differences of Non-Controlling Interest	-	-	-	-	-	6	-	6
OWNERS OF THE PARENT COMPANY	643,412	55,814	586,106	(116,655)	469,451	198,529	(936,285)	430,921
Share capital	46	43	96	43	139	216,709	(216,889)	48
Reserve for acquisition of non-controlling interest	-	-	-	-	-	(1,057)	-	(1,057)
Net investment/Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/(losses)	(23,911)	13,689	57,984	(178,339)	(120,355)	(95,280)	172,259	(53,598)
Translation differences	23,741	(17,116)	(97,598)	2,194	(95,404)	77,709	(182,459)	(193,529)
Cash flow hedge	-	34,739	-	34,988	34,988	451	(34,657)	35,521
Stock-based compensation	4,101	-	-	-	-	-	-	4,101
NON-CURRENT LIABILITIES	210	889,117	29,367	921,955	951,322	302,505	(1,544,347)	598,807
Deferred tax liabilities	-	-	-	20,477	20,477	22,826	2,294	45,597
Debt with third parties	-	294,067	-	295,498	295,498	184,826	(294,032)	480,359
Non-current payables to Group companies	-	594,866	29,367	599,514	628,881	29,694	(1,253,441)	-
Derivative financial instruments	-	184	-	184	184	-	(184)	184
Non-current provisions	-	-	-	4,790	4,790	57,412	8,750	70,952
Non-current non trade payables	210	-	-	1,492	1,492	4,063	(5,147)	618
Other non-current taxes payables	-	-	-	-	-	3,684	(2,587)	1,097
CURRENT LIABILITIES	7,522	19,040	1,817	154,948	156,765	243,051	(77,770)	348,608
Debt with third parties	-	10,875	-	15,294	15,294	43,686	(15,279)	54,576
Current payables to Group companies	-	7,477	-	-	-	26,800	(34,277)	-
Trade and other payables	7,522	688	1,817	129,654	131,471	166,989	(28,916)	277,754
Trade payables	7,083	551	74	45,971	46,045	45,762	(24,173)	75,268
Current income tax payable	7	7	7	3,569	3,576	14	426	4,030
Other current taxes payables	97	31	3	34,200	34,203	34,063	406	68,800
Other non-trade payables	335	99	1,733	45,914	47,647	87,150	(5,575)	129,656
Current provisions	-	-	-	10,000	10,000	5,576	702	16,278
TOTAL EQUITY AND LIABILITIES	651,144	963,971	617,290	960,248	1,577,538	743,367	(2,558,402)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Year Ended December 21, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(19,879)	26,126	3,652	(72,396)	(68,744)	83,014	(44,136)	(23,619)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	61,675	61,675	39,573	18,572	119,820
Impairment allowances	-	-	-	31,903	31,903	(1,776)	-	30,127
Change in provisions	-	-	-	12,696	12,696	18,202	(170)	30,728
Grants released to income	-	-	-	735	735	-	(735)	-
(Gains)/losses on disposal of fixed assets	-	-	-	971	971	(143)	-	828
Finance income	-	(54,876)	(33,395)	(631)	(34,026)	(18,383)	89,959	(17,326)
Finance costs	-	59,743	29,637	61,543	91,180	66,803	(95,663)	122,064
Net foreign exchange differences	(91)	30,437	-	37,669	37,669	(4,274)	(30,438)	33,303
Change in fair value of financial instruments	-	(29,939)	-	(29,969)	(29,969)	2,700	29,936	(27,272)
Own work capitalized	-	-	-	(209)	(209)	(266)	-	(475)
Changes in other (gains)/losses	-	(33,753)	-	(35,092)	(35,092)	-	32,465	(36,380)
	(91)	(28,388)	(3,758)	141,291	137,533	102,436	43,926	255,417
Changes in working capital:
Changes in trade and other receivables	353	7,295	1,528	(35,605)	(34,077)	(38,182)	147,187	82,576
Changes in trade and other payables	9,874	656	1,070	(13,274)	(12,204)	(6,623)	(7,364)	(15,661)
Other assets/(payables)	-	317	464	91,927	92,391	46,113	(182,658)	(43,838)
	10,227	8,268	3,062	43,048	46,110	1,308	(42,835)	23,077
Other cash flow from operating activities
Interest paid	-	(59,743)	(4,202)	(61,543)	(65,745)	(66,672)	95,663	(96,497)
Interest received	3	37,316	-	12,765	12,765	11,223	(37,316)	23,991
Income tax paid	-	(9)	(2)	(17,158)	(17,160)	(1,733)	(84)	(18,986)
Other payments	-	-	-	(6,745)	(6,745)	(21,343)	-	(28,088)
	3	(22,436)	(4,204)	(72,681)	(76,885)	(78,525)	58,263	(119,580)
Net cash flow from/(used in) operating activities	(9,740)	(16,430)	(1,248)	39,262	38,014	108,233	15,218	135,295
Investment activities
Payments for acquisition of intangible assets	-	-	-	(7,166)	(7,166)	(14,612)	(57)	(21,835)
Payments for acquisition of property, plant and equipment	-	-	-	(24,433)	(24,433)	(55,923)	(15,661)	(96,017)
Investment in affiliates	(55,036)	-	(23,000)	-	(23,000)	-	78,036	-
Acquisition of subsidiaries	-	-	-	-	-	(7,460)	-	(7,460)
Payments for financial instruments	-	-	-	-	-	(93,192)	-	(93,192)
Disposals of intangible assets	-	-	-	1,287	1,287	-	(1,194)	93
Disposals of property, plant and equipment	-	-	-	316	316	458	-	774
Disposals of financial instruments	-	-	-	-	-	66,562	-	66,562
Proceeds from sales of subsidiaries	-	-	-	1,237	1,237	-	-	1,237
Net cash flow provided by/(used in) investment activities	(55,036)	-	(23,000)	(28,759)	(51,759)	(104,167)	61,124	(149,838)
Financing activities
Proceeds from common stock	72,293	23,000	55,036	-	55,036	-	(78,036)	72,293
Proceeds from borrowing from third parties	-	-	-	-	-	68,630	-	68,630
Proceeds from borrowing from group companies	-	-	85,080	-	85,080	-	-	85,080
Repayment of borrowing from third parties	-	-	(116,003)	(2,514)	(118,517)	(68,650)	-	(187,167)
Net cash flow provided by/(used in) financing activities	72,293	23,000	24,113	(2,514)	21,599	(20)	(78,036)	38,836
Net increase/(decrease) in cash and cash equivalents	9,333	3,477	(162)	(6,312)	(6,474)	(4,877)	(3,510)	(2,051)
Exchange differences	1,816	(3,093)	(27)	(14,301)	(14,328)	(8,923)	(1,816)	(26,344)
Cash and cash equivalents at beginning of year	-	25,850	227	151,456	151,683	61,687	(25,729)	213,491
Cash and cash equivalents at end of year	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Year Ended December 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,343)	2,686	26,110	(1,959)	24,151	61,959	(14,520)	72,933
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	50,188	50,188	39,501	13,169	102,858
Impairment allowances	-	-	-	778	778	452	-	1,230
Change in provisions	-	-	-	(351)	(351)	9,683	(8,988)	344
Grants released to income	-	-	-	(626)	(626)	-	-	(626)
(Gains)/losses on disposal of fixed assets	-	-	-	37	37	666	-	703
Finance income	-	(46,595)	(27,251)	(1,524)	(28,775)	(17,753)	77,664	(15,459)
Finance costs	-	54,316	1,008	58,264	59,272	47,471	(85,377)	75,682
Net foreign exchange differences	(876)	5,365	-	5,409	5,409	(6,252)	333	3,979
Change in fair value of financial instruments	-	(17,535)	-	(17,535)	(17,535)	5,699	11,836	(17,535)
Own work capitalized	-	-	-	(6)	(6)	-	-	(6)
Changes in other (gains)/losses	-	-	-	1,473	1,473	(387)	-	1,086
	(876)	(4,449)	(26,243)	96,107	69,864	79,080	8,637	152,256
Changes in working capital:
Changes in trade and other receivables	79	127	(240)	(66,921)	(67,161)	(48,112)	40,701	(74,366)
Changes in trade and other payables	(1,826)	(436)	333	12,616	12,949	(1,516)	(23,492)	(14,321)
Other assets/(payables)	1,314	(4,018)	(4)	14,699	14,695	(27,862)	(3,743)	(19,614)
	(433)	(4,327)	89	(39,606)	(39,517)	(77,490)	13,466	(108,301)
Other cash flow from operating activities
Interest paid	-	(22,128)	-	(22,739)	(22,739)	(43,440)	22,129	(66,178)
Interest received	11	(354)	-	87	87	17,662	354	17,760
Income tax paid	(4)	(59)	(4)	(14,508)	(14,512)	(1,697)	60	(16,212)
Other payments	-	-	-	(3,950)	(3,950)	(11,330)	-	(15,280)
	7	(22,541)	(4)	(41,110)	(41,114)	(38,805)	22,543	(79,910)
Net cash flow from/(used in) operating activities	(2,645)	(28,631)	(48)	13,432	13,384	24,744	30,126	36,978
Investment activities
Payments for acquisition of intangible assets	-	-	-	(4,971)	(4,971)	(14,454)	4,288	(15,137)
Payments for acquisition of property, plant and equipment	-	-	-	(32,377)	(32,377)	(42,845)	(6,088)	(81,310)
Disposals of intangible assets	-	-	-	675	675	188	-	863
Disposals of property, plant and equipment	-	-	-	641	641	882	-	1,523
Disposals of financial instruments	-	-	-	-	-	26,866	-	26,866
Net cash flow provided by/(used in) investment activities	-	-	-	(36,032)	(36,032)	(29,363)	(1,800)	(67,195)
Financing activities
Proceeds from borrowing from third parties	-	-	-	-	-	38,739	-	38,739
Proceeds from borrowing from group companies	-	14,139	-	14,139	14,139	1	(28,279)	-
Repayment of borrowing from third parties	-	-	-	(214)	(214)	(1,887)	-	(2,101)
Repayment of borrowing from group companies	-	8,525	-	-	-	(14,330)	5,805	-
Net cash flow provided by/(used in) financing activities	-	22,664	-	13,925	13,925	22,523	(22,474)	36,638
Net increase/(decrease) in cash and cash equivalents	(3,609)	(5,967)	(55)	(23,285)	(23,340)	(458)	5,954	(27,420)
Exchange differences	(964)	-	(7)	(14,610)	(14,617)	(18,362)	102	(33,841)
Cash and cash equivalents at beginning of year	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440
Cash and cash equivalents at end of year	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

For the Year Ended December 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(2,680)	(20,545)	28,225	(46,432)	(18,207)	41,824	8,172	8,564
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	43,544	43,544	41,625	12,195	97,364
Impairment allowances	-	-	-	185	185	1,428	289	1,902
Change in provisions	-	-	-	6,710	6,710	15,042	(1,440)	20,312
Grants released to income	-	-	-	(673)	(673)	-	-	(673)
(Gains)/losses on disposal of fixed assets	-	-	-	50	50	1,013	-	1,063
Finance income	-	(45,838)	(29,394)	(3,998)	(33,392)	(9,303)	81,345	(7,188)
Finance costs	-	57,437	1,042	61,452	62,494	32,164	(92,944)	59,151
Net foreign exchange differences	(90)	8,088	-	18,807	18,807	(6,252)	35,941	56,494
Change in fair value of financial instruments	-	(675)	-	(675)	(675)	-	675	(675)
Own work capitalized	-	-	-	(90)	(90)	-	-	(90)
Changes in other (gains)/losses	-	-	-	(365)	(365)	(47,247)	(1,838)	(49,450)
	(90)	19,012	(28,352)	124,947	96,595	28,470	34,223	178,210
Changes in working capital:
Changes in trade and other receivables	(256)	(143)	-	32,241	32,241	27,618	2,949	62,409
Changes in trade and other payables	629	(916)	125	7,333	7,458	9,154	5,679	22,004
Other assets/(payables)	1,192	(1,453)	(23)	(4,816)	(4,839)	25,857	(37,021)	(16,264)
	1,565	(2,512)	102	34,758	34,860	62,629	(28,393)	68,149
Other cash flow from operating activities
Interest paid	-	(22,128)	-	(24,016)	(24,016)	(49,152)	22,128	(73,168)
Interest received	-	2,010	-	2,644	2,644	1,039	(2,010)	3,683
Income tax paid	10	-	-	(23,247)	(23,247)	(1,056)	(1)	(24,294)
Other payments	-	-	-	(485)	(485)	(18,713)	-	(19,198)
	10	(20,118)	-	(45,104)	(45,104)	(67,882)	20,117	(112,977)
Net cash flow from/(used in) operating activities	(1,195)	(24,163)	(25)	68,169	68,144	65,041	34,119	141,946
Investment activities
Payments for acquisition of intangible assets	-	-	-	(8,026)	(8,026)	(19,000)	(2,974)	(30,000)
Payments for acquisition of property, plant and equipment	-	-	-	(17,850)	(17,850)	(18,845)	(3,156)	(39,851)
Acquisition of subsidiaries	-	(2,800)	-	(157)	(157)	(8,034)	2,353	(8,638)
Disposals of intangible assets	-	-	-	868	868	4	75	947
Disposals of property, plant and equipment	-	-	-	4,471	4,471	1	(4,441)	31
Proceeds from sale of subsidiaries	-	-	-	2,420	2,420	-	15	2,435
Net cash flow provided by/(used in) investment activities	-	(2,800)	-	(18,274)	(18,274)	(45,874)	(8,128)	(75,076)
Financing activities
Proceeds from borrowing from third parties	-	-	-	-	-	235	-	235
Proceeds from borrowing from group companies	-	(23,170)	19	(1,142)	(1,123)	34,869	(10,576)	-
Repayment of borrowing from third parties	-	-	-	(1,574)	(1,574)	(61,223)	(133)	(62,930)
Repayment of borrowing from group companies	-	38,544	-	(52,525)	(52,525)	16,793	(2,812)	-
Net cash flow provided by/(used in) financing activities	-	15,374	19	(55,241)	(55,222)	(9,326)	(13,521)	(62,695)
Net increase/(decrease) in cash and cash equivalents	(1,195)	(11,589)	(6)	(5,346)	(5,352)	9,841	12,470	4,175
Exchange differences	(182)	-	-	(4,840)	(4,840)	10,864	(2)	5,840
Cash and cash equivalents at beginning of year	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of year	4,347	11,771	4	111,673	111,677	77,057	(10,817)	194,035

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l.

30. EVENTS AFTER THE REPORTING PERIOD

Investment

On March, 2017, Atento S.A. (“Atento”) entered into an agreement to acquire the control of Interfile Gestão de Documentos e Processos Ltda, a leading provider of credit origination BPO Services in Brazil. Financial terms of the transaction were not disclosed since the acquisition is subject to customary closing conditions and regulatory approval. Considering this acquisition, Atento will be able to expand its capabilities in the financial services segment, especially in credit origination, and strengthen its leadership position in the Brazilian and Latam market.