Form 20-F
period 2017-12-31
Atento S.A.
filed 2018-04-27
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended: December 31, 2017

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Exact name of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

4, rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

 (Address of principal executive offices)

Mauricio Teles Montilha, Chief Financial Officer

Address: Rua Professor Manoelito de Ornellas, 303, 1º andar, condomínio Nova São Paulo, 04719-040, São Paulo, Brasil

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

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon by Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Other Transactions

On August 10, 2017, Atento completed a refinancing transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure included an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for the sake of up to $200,000,000 Ordinary Shares by Atento and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares were offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 50,364,933 ordinary shares in Atento, representing 68.14% of the outstanding shares.

Exchange Rate Information

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

	2013		2014		2015		2016		2017
	Average	December 31	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (€)	0.75	0.73	0.75	0.82	0.93	0.92	0.90	0.95	0.89	0.83
Brazil (BRL)	2.16	2.34	2.35	2.66	3.34	3.90	3.48	3.26	3.19	3.31
Mexico (MXN)	12.77	13.08	13.33	14.74	15.88	17.25	18.69	20.62	18.92	19.66
Colombia (COP)	1,869.31	1,926.83	2,000.23	2,390.44	2,745.55	3,153.54	3,054.33	3,000.71	2,951.28	2,984.00
Chile (CLP)	495.40	524.61	570.51	606.75	654.76	710.16	676.73	667.29	648.86	615.22
Peru (PEN)	2.70	2.80	2.84	2.98	3.19	3.41	3.38	3.36	3.26	3.25
Argentina (ARS)	5.48	6.52	8.12	8.55	9.26	13.04	14.78	15.89	16.56	18.65

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Atento’s Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

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

In 2017, Atento launched its digital business unit under the brand “Atento Digital”. Atento Digital’s mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital’s offer also includes consultancy services and solutions for advancing digital transformation processes while fully leveraging existing systems. Atento Digital is a trademark registered by Atento.

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

4

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

5

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our financial reporting periods presented in the table below reflects the consolidated results of operations of Atento, as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

Selected Consolidated Other Financial Information

	As of and for the year ended December 31,
($ in millions other than share and per share data)	2013 (*)	2014 (*)	2015 (*)	2016 (*)	2017
Revenue	2,317.9	2,278.2	1,949.9	1,757.5	1,921.3
Operating profit/(loss)	105.6	87.6	121.8	116.4	92.4
Profit/(loss) from continuing operations	(3.3)	(41.6)	52.2	3.4	(13.6)
Loss from discontinued operations	(0.7)	(0.5)	(3.1)	(3.2)	-
Profit/(loss) for the year	(4.0)	(42.1)	49.1	0.2	(13.6)
Earnings/(loss) per share-basic from continuing operations	(0.05)	(0.60)	0.71	0.05	(0.18)
Loss per share-basic from discontinued operations	(0.01)	(0.01)	(0.04)	(0.04)	-
Earnings/(loss) per share-diluted from continuing operations	(0.05)	(0.60)	0.70	0.05	(0.18)
Loss per share-diluted from discontinued operations	(0.01)	(0.01)	(0.04)	(0.04)	-
Dividends declared per share	-	-	-	-	0.33
Number of shares	2,000,000	73,619,511	73,751,131	73,909,056	73,909,056
Weighted average number of shares outstanding-basic	68,800,000	69,603,252	73,648,760	73,816,933	73,909,056
Weighted average number of shares outstanding-diluted	68,800,000	69,603,252	74,674,967	74,089,724	73,909,056
Balance sheet data:
Total assets	1,842.2	1,657.9	1,378.4	1,377.6	1,330.3
Equity	(134.0)	464.9	397.8	430.2	377.8
Capital stock	2.6	0.048	0.048	0.048	0.048
(*) Exclude discontinued operations - Morocco.

Summary Consolidated Historical Financial Information

	As of and for the year ended December 31,				Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change	Change excluding FX (%)
($ in millions)	2013 (*)	2014 (*)	2015 (*)	2016 (*)			2017	(%)

Revenue	2,317.9	2,278.2	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Profit/(loss) from continuing operations	(3.3)	(41.6)	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Loss from discontinued operations	(0.7)	(0.5)	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year	(4.0)	(42.1)	49.1	0.2	(99.6)	(99.6)	(13.6)	N.M.	N.M.
EBITDA (1)	232.7	205.9	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (1)	293.8	305.3	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)
Adjusted Earnings (2)	79.7	89.2	77.9	48.2	(38.1)	(29.8)	58.4	21.2	21.4
Adjusted Earnings per share (in U.S. dollars) (3)	1.08	1.21	1.06	0.65	(38.7)	(30.1)	0.79	21.6	21.3
Adjusted Earnings attributable to Owners of the parent (2)	79.7	89.2	77.9	48.1	(38.3)	(30.0)	55.2	14.8	14.9
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	1.08	1.21	1.06	0.65	(38.7)	(30.1)	0.75	14.9	14.8
Capital Expenditure (4)	(103.0)	(120.1)	(121.2)	(48.2)	(60.2)	(2.2)	(67.5)	40.1	31.9
Total Debt	851.2	653.3	575.6	534.9	(7.1)	(14.1)	486.3	(9.1)	(9.1)
Cash and cash equivalents and short-term financial investments	213.5	238.3	184.0	194.0	5.4	2.2	141.8	(26.9)	(30.1)
Net debt with third parties (5)	637.7	415.0	391.6	340.9	(12.9)	(21.3)	344.5	1.1	3.8
(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

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

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, site relocation costs and other items not related to our core results of operations, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

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

(3)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056, 73,816,933 and 73,648,760 as of December 31, 2017, 2016 and 2015, respectively.

(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

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

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Annual Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

9

Cash Flow Selected Data:

	For the year ended December 31,
($ in millions)	2013	2014	2015	2016	2017
Cash flows from operating activities	99.6	135.3	37.0	141.9	114.5
Cash flows used in investing activities	(123.4)	(149.8)	(67.2)	(75.1)	(90.9)
Cash flows from/(used in) financing activities	31.2	38.8	36.6	(62.7)	(84.3)
Net increase/(decrease) in cash and cash equivalents	7.4	24.3	6.4	4.2	(60.8)
Effect of changes in exchange rates	5.8	(26.4)	(33.8)	5.8	8.6
Cash and cash equivalents at beginning of period	200.3	213.5	211.4	184.0	194.0
Cash and cash equivalents at end of period	213.5	211.4	184.0	194.0	141.8

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,
($ in millions)	2013 (*)	2014 (*)	2015 (*)	2016 (*)	2017
Profit/(loss) from continuing operations	(3.3)	(41.6)	52.2	3.4	(13.6)
Net finance expense (**)	100.3	110.8	46.4	107.8	93.5
Income tax expense	8.2	18.4	23.2	5.2	12.5
Depreciation and amortization	127.5	118.3	101.5	97.3	104.4
EBITDA (non-GAAP) (unaudited)	232.7	205.9	223.3	213.7	196.9
Acquisition and integration related costs (a)	29.3	9.9	0.1	-	-
Restructuring costs (b)	12.8	26.7	15.8	33.7	16.8
Sponsor management fees (c)	9.1	7.3	-	-	-
Site relocation costs (d)	1.8	1.7	3.4	9.3	-
Financing and IPO fees (e)	6.1	51.9	0.3	-	-
Contingent Value Instrument (f)	-	-	-	(41.7)	-
Asset impairments and Other (g)	2.0	1.9	6.8	6.9	7.3
Total non-recurring items (***)	61.1	99.4	26.4	8.2	24.1
Adjusted EBITDA (non-GAAP) (unaudited)	293.8	305.3	249.7	221.9	221.0

(*) Exclude discontinued operations – Morocco.

(**) Net finance expense includes interest income, interest expense, changes in fair value of financial instruments and net foreign exchange losses.

(***) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Acquisition and integration related costs incurred in 2013 and 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational setup with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)

Restructuring costs incurred in 2013, 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(c)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that wereb expensed during 2013 and 2014. The advisory agreement was terminated in connection with the initial public offering.

(d)

Site relocation costs incurred for the years ended December 31, 2013, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.

(e)

Financing and IPO fees for the year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process including advisory, auditing and legal expenses. Financing and IPO fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(f)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(g)

Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for the year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November 2017.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,
($ in millions)	2013 (*)	2014 (*)	2015 (*)	2016	2017

Profit/(loss) from continuing operations	(3.3)	(41.6)	52.2	3.4	(13.6)
Acquisition and integration related costs (a) (**)	29.3	9.9	0.1	-	-
Amortization of acquisition related intangible assets (b)	40.7	36.6	27.5	24.2	22.4
Restructuring costs (c) (**)	12.8	26.7	15.8	33.6	16.8
Sponsor management fees (d) (**)	9.1	7.3	-	-	-
Site relocation costs (e) (**)	1.8	1.7	3.4	9.3	-
Financing and IPO fees (f) (**)	6.1	51.9	0.3	-	-
PECs interest expense (g)	25.7	25.4	-	-	-
Asset impairments and Other (h) (**)	2.0	1.9	6.8	6.9	7.3
DTA adjustment in Spain (i)	-	9.8	1.5	-	-
Net foreign exchange gain on financial instruments (j)	11.6	(27.3)	(17.5)	(0.7)	(0.2)
Net foreign exchange impacts (k)	(17.8)	33.3	4.0	21.1	23.4
Contingent Value Instrument (l)	-	-	-	(26.2)	-
Financial non-recurring (m)	-	-	-	-	17.7
Depreciation non-recurring (n)	-	-	-	-	2.8
Tax effect (o)	(38.3)	(46.4)	(16.2)	(23.5)	(18.2)
Total of add-backs	83.0	130.8	25.7	44.8	72.0
Adjusted Earnings (non-GAAP) (unaudited)	79.7	89.2	77.9	48.2	58.4
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	1.08	1.21	1.06	0.65	0.79

(*) Exclude discontinued operations – Morocco.

(**) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Acquisition and integration related costs incurred in 2013 and 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2013, of the $29.3 million in acquisition and integration related costs, $27.9 million relate to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth plans and operational setup with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving procurement efficiency ($4.8 million) and executive recruiting fees related primarily to strengthening the senior management team post acquisition ($1.4 million). For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

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

(c)

Restructuring costs incurred in 2013, 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2013 we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(d)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2013 and 2014. The advisory agreement was terminated in connection with the initial public offering.

(e)

Site relocation costs incurred for the years ended December 31, 2013, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.

(f)

Financing and IPO fees for the year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process including advisory, auditing and legal expenses. Financing and IPO fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)

Asset impairments and other costs incurred for the year ended December 31, 2013 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for the year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November 2017.

(i)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations. For comparability, these adjustments are added back to calculate Adjusted Earnings.

(k)

Since 2015, our management analyzes the Company financial condition performance excluding non-cash net foreign exchange impacts related to intercompany loans which eliminates the volatility of foreign exchange variances from our operational results with third parties. The net impact to equity is zero since the current translation adjustments of the balance sheet to the subsidiaries with local denominated currencies other than the USD is registered at Equity.

(l)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(m)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

(n)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).

(o)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For 2017, the effective tax rate after removing non-recurring items is 34.5%.

(***) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056, 73,816,933 and 73,648,760 as of December 31, 2017, 2016 and 2015, respectively.

Financing Arrangements
	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2013	2014	2015	2016	2017
Debt:
Senior Secured Notes	297.7	300.3	301.7	303.3	398.3
Brazilian Debentures	345.9	245.9	168.1	156.6	21.1
Vendor Loan Note (1)	151.7	-	-	-	-
Contingent Value Instrument (2)	43.4	36.4	26.3	-	-
Preferred Equity Certificates	519.6	-	-	-	-
Finance Lease Payables	11.9	9.0	4.7	3.6	10.5
Other Borrowings	0.6	61.7	74.8	71.4	56.4
Total Debt	1,370.8	653.3	575.6	534.9	486.3
Preferred Equity Certificates	(519.6)	-	-	-	-
Total Debt excluding PECs	851.2	653.3	575.6	534.9	486.3
Cash and cash equivalents	(213.5)	(211.4)	(184.0)	(194.0)	(141.8)
Short-term financial investments	-	(26.9)	-	-	-
Net debt with third parties (3) (unaudited)	637.7	415.0	391.6	340.9	344.5
Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	293.8	305.3	249.7	221.9	221.0
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	2.2x	1.4x	1.6x	1.5x	1.6x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)	The CVI was terminated on November 8, 2016 as part of the Telefónica MSA renegotiation, as described in “Basis of Presentation and Other Information” section.

(3)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, site relocation costs, financing fees, IPO costs, asset impairments and other items not related to our core results of operations.

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

For the year ended December 31, 2017, we derived 39.5% of our revenue from the Americas and 49.2% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

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

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2017. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2017, 46.7% of our revenue was derived from clients in the telecommunications industry and 31.7% of our revenue was derived from clients in the financial services industry including insurance. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 87.5%, 87.4% and 88.7% of our revenue respectively, for the years ended December 31, 2015, 2016 and 2017. In addition, key markets such as the telecommunications and financial services industries comprised 78.4% of our revenue for the year ended December 31, 2017.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,410.5 million in 2015, $1,309.9 million in 2016 and $1,429.1 million in 2017, or 72.3%, 74.5% and 74.4%, respectively, of our revenue in those periods.

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

We will attempt to control costs associated with salaries and benefits as we continue to add capacity, but we may not be successful in doing so. We may need to increase salaries more significantly and rapidly than in previous periods to remain competitive, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee benefit expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our results of operations.

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

The payroll tax exemption still maintained in March 2018, however, the Bill 8456 was presented on September 1st by the Finance Minister, Henrique Meirelles, to substitute the Provisional Measure 774 (MP) that was revoked a few days before its approval. The Bill text is very similar to the original MP which maintains 4 sectors (communications, transportation, infrastructure and civil construction) in the tax break and excludes 50 other sectors, including Call Center, from the payroll tax exemption.

On March 21, 2017, the Lower House voted the request for urgency of Bill 8456 and on the same evening, the sponsor’s report was presented to the party leaders for analysis and to the surprise of all sectors, a clause was included putting an expiration date until December 31, 2019 and some requirements for the use of the benefit, like the maintenance or increase of jobs, reduction of employment turnover and decrease of work accidents. A new report was released on March 24, 2017 extinguishing the expiration date and the requirements previously presented in the report. In this current draft, Call Centers remain in the tax benefit at 3% of revenue.

The last draft presented by the sponsor, this week, is to be voted and except for an unexpected change, it would be sustained.

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

Natural events, wars, cyberattacks, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

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

If we experience a temporary or permanent interruption in our operations at one or more of our data or contact centers, through natural disaster, casualty, operating malfunction, cyberattack, terrorist attack, sabotage or other causes, we may be unable to provide the services we are contractually obligated to deliver. Failure to provide contracted services could result in contractual damages or clients’ termination or renegotiation of their contracts. The results of these incidents could include, but are not limited to, business interruption, disclosure of nonpublic information, decreased customer revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer confidence. Although we maintain internal controls to protect our company and our clients from events that could interrupt our delivery of services, there is no guarantee that such controls will be effective or that any interruption will not be prolonged. Any prolonged interruption in our ability to provide services to our clients for which our plans and precautions fail to adequately protect us could have a material adverse effect on our business, results of operation and financial condition.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2017, 95.3% of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and volatility in the past and some Latin American countries have recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period end exchange rate, and statements of operations and cash flows at average exchange rates for the year. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2015, 2016 and 2017, these fluctuations had a significant effect on our results of operations.

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

For the years ended December 31, 2017, 2016 and 2015, revenue from our operations in Brazil accounted for 49.2%, 46.5% and 47.7% of our total revenue, respectively and Adjusted EBITDA from our operations in Brazil accounted for 56.4%, 54.5% and 51.8% of our total Adjusted EBITDA, respectively. In each case, before holding company level revenue, expenses and consolidation adjustments.

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

The Brazilian currency has been devalued over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

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

In 2017, our operations in Argentina accounted for 7.4% of our revenue and 3.8% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. In 2015, the Argentine economy has experienced a recession, as well as a political and social crisis, and the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, the continued depreciation of the Argentine peso may have a negative impact on our business in Argentina. For example, in 2017, the Argentine peso depreciated approximately 14.8% against the U.S. dollar.

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

Restrictions on Transfer of Funds. Argentina was under a severe exchange control system that required government approval for any transfer of funds. Although the current administration elected on December 10, 2015 had taken measures to lift foreign exchange controls there can be no assurance that the Argentine government will not impose new restrictions on the transfer of funds from Argentina to preserve and protect foreign exchange reserves. In such scenario, it is possible, for example, that the government restricts, either directly or indirectly, the transfer of dividends from local companies to their foreign shareholders. If we are unable to repatriate funds from Argentina for whatever reason, we will not be able to use the cash flow from our Argentine operations to finance our operating requirements elsewhere or to satisfy our debt obligations.

In case of a new financial crisis, there can be no assurance that we will be able to finance our operations in Argentina.

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

If we are unable to accurately predict our future tax liabilities or become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of several jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each of these jurisdictions. The United States recently adopted tax reform legislation commonly known as the Tax Cuts and Jobs Act, which will increase our effective income tax rate by imposing a new tax regime impacting our non-U.S. operations. The U.S. tax changes also provide flexibility related to repatriating non-U.S. earnings to the United States without additional U.S. taxation, and as a result, we have changed classification of certain earnings that were previously deemed to be permanently reinvested offshore and recorded deferred tax liabilities for the associated withholding taxes. Other changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the Tax Cuts and Jobs Act or other tax laws are implemented or interpreted, could further increase our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax inspections, including with respect to transfer pricing, our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Prompted by Brazil current economic and political turmoil, the tax authorities have intensified the number of tax inspections. The judicial and administrative courts, for their part, have been extremely careful in ruling out tax liabilities. As a result, several tax issues are now on the radar: goodwill amortization expenses; corporate restructuring and tax planning; to name a few. On this scenario there are risks and uncertainties regarding the decisions taken by the Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, “CARF”) which could negatively impact the Brazil tax environment and consequently us.

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

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the year ended December 31, 2015, 2016 and 2017, we generated, 45.2%, 42.2% and 39.2%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised approximately 57.7%, 56.4% and 57.8%, respectively, of our revenue from the Telefónica Group for the years ended December 31, 2015, 2016 and 2017. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 76.4% of our revenue for the year ended December 31, 2017.

We are party to a master services agreement (the “MSA”) with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of December 31, 2017, 34 companies within the Telefónica Group were a party to 131 arm’s length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

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

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 72.8% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated in every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

Rapid growth may make it difficult for us to maintain our internal operational and financial systems.

Since our foundation in 1999, and particularly from 2004 onwards, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations decreased from 91,567 as of December 31, 2015 to 89,082 as of December 31, 2016 and increased to 92,264 as of December 31, 2017. The average number of employees (excluding internships) decreased from 163,974 for the year ended December 31, 2015 to 151,601 for the year ended December 31, 2016 and increased to 151,817 for the year ended December 31, 2017.

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

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2017, our average days sales outstanding (“DSO”) was approximately 66 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

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

We also depend on the communication services provided by local communication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third-party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology could not deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are a party to a number of labor disputes resulting from our operations in Brazil mainly to the reiterated jurisprudence in the labor courts in the absence of a law for outsourced activity. Nevertheless,  a Labor Reform was approved in the country in July, 2017 (effective as from November, 2017 after 120 day after its sanction) originating a new legal environment as we expect to reduce the figures of new labor claims.

Despite the prospective effects of the new mentioned legal environment, Atento has been named in numerous labor-related disputes commenced by Atento’s employees or ex-employees, for various reasons, including dismissals or claims over employment conditions in general, and our internal structuring and reorganizations and dismantlings.  In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate.  In the normal course of our business we are also party to various other lawsuits and regulatory proceedings, including, among other things, daily and general working routine, overtime rules, health and safety matters in the workplace, commercial claims and other matters. The estimated amount involved in these claims total $316.8 million of which $24.3 million have been classified as probable, $162.7 million classified as possible and $129.8 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $46.6 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2017, we have recognized $24.3 million of provisions. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2017, we had total indebtedness of $486.3 million. Our level of indebtedness may have significant negative effects on our future operations, including:

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

Bain Capital controls Topco and PikCo, and owns, directly or indirectly, approximately 68.14% of our ordinary shares, Bain Capital have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

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

The market price of our ordinary shares may be volatile.

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

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends is subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

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

Cyberattacks and operational frauds including unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

Risk relating to losing clients, reputation and increase of global insurance policy premium due operational frauds. Atento delivers its services to its clients through a complex technological platform that integrates many aspects of information technology: powerful telephonic, hardware and software. The Group ensures that requisite security and insurance cover are applied in the context of its activities. The Group requests that each subsidiary to adhere to internal data security and protection standards, as well as to international security and quality standards, however in our regular course of business Atento operates client systems that might not comply with our Group IT Security rules.

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

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2017, we experienced monthly turnover rates of 5.9% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, within our industry as well as with companies in other industries and in many locations where we operate there are a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our profit margins.

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

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica Group companies) for the year ended December 31, 2017 represented 76.4% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the year ended December 31, 2017 represented in aggregate 38.2% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As in the past there was no specific legislation in Brazil concerning outsourcing activities, the issue in the country was regulated by an understanding of Labor Justice, enshrined in Supreme Labor Court’s Summary 331 (Tribunal Superior do Trabalho – TST), which established that the outsourcing of intermediate activities of the company that took the services was legal, meanwhile the outsourcing of essential activities was illegal. In Brazilian law, a summary is an entry that registers the standardized interpretation adopted by a Court on a specific topic, based on the judgment of several similar cases, with the dual purpose of making public the jurisprudence for the society as well as to promote uniformity between decisions.

Summary 331, however, did not define how this differentiation between both intermediate and/or essential activities should be carried out. It is up to the Labor Court, in the analysis of each case, to carry it out, which brought enormous legal uncertainty.  However, by means of actions directly offered by the representative entities of the employer’s sector to the constitutional court, conducted by Brazilian Supreme Court (“Supremo Tribunal Federal”), or “STF,” it was granted that outsourcing issue would in theory have a constitutional legal basis and so the STF has jurisdiction to consider arguments regarding the legality of outsourcing services in Brazil and, therefore, that it will judge the merit of the claims. The two main actions are about outsourcing in general and outsourcing in the telecommunications sector.

If confirmed by a decision on the merit, such interpretation of the STF will be a binding precedent that must be adhered to by all lower courts in the country. We cannot predict when any such decisions would be issued nor what the final outcome of such cases will be.

Additionally, on March 31, 2017, the National Congress in Brazil approved a law, sanctioned by the president, regulating all outsourced labor relations, considering legal any kind of outsourcing activities being them intermediate and/or essential for the outsourcing company. Despite some disputes provoked by the trade union centrals and the Public Labor Ministry,   so far no measure suspending the new law was obtained before Brazilian higher courts and so, presently, this new law decreased the risk of labor conviction until then faced by the subsidiary Atento Brasil S.A.

We may seek to acquire suitable companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

While we have grown almost exclusively organically, we may in the future pursue transactions, including acquisitions of complementary businesses, to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from acquisition related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result, of the Reorganization Transaction. This includes regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expense in the future. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations and may not obtain the profitability we expect from such acquisitions. Any such risks related to future acquisitions could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, our articles of association provide that preemptive subscription rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting which adopted the authorized capital of the Company in the Recueil électronique des sociétés et associations approving an increase of the share capital by the board of directors within the limits of the authorized share capital, which publication has occurred on December 3, 2014. The general meeting of our shareholders may renew, expand or amend such authorization. See Item IOB “Articles of association” for additional detail.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, amount other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

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

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 73.9 million ordinary shares outstanding as of March 31, 2018.

All of our outstanding ordinary shares may be sold in the public market by existing stockholders subject to applicable volume and other limitations imposed under federal securities laws. PikCo is entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lockup agreements with the representatives of the underwriters, those ordinary shares will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares.

We may incur non-cash goodwill and deferred tax asset impairment charges in the future.

We carry a significant goodwill balance on our balance sheet. We test goodwill for impairment annually as of December 31 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

Also, the Company regularly reviews its deferred tax assets for recoverability and determines if a portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical pretax and taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company’s tax methods of accounting.

Although no indications of goodwill and deferred tax asset impairments have been identified, there can be no assurance that we will not incur impairment charges in the future, particularly in the event of a prolonged economic slowdown. A significant impairment could have a material adverse effect on our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

History and Structure

Our legal name is Atento S.A. We are a public limited liability company (“société anonyme”) organized and existing under the laws of the Grand Duchy of Luxembourg on March 5, 2014 and have our registered office at 4, rue Lou Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is the U.S. agent.

Our principal executive offices are located at Rua Professor Manoelito de Ornellas, 303, 1º andar, Condomínio Nova São Paulo, 04719-040, São Paulo, Brazil, telephone number +55 (11) 3779-0881, Av. Yucatán 15, Col. Hipódromo Condesa. México D.F 06700, and C/ Santiago de Compostela 94, 28035 Madrid, Spain. Our agent for service of process in the United States is American Stock Transfer & Trust Company, LLC.

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

In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.

Capital Expenditure

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

The funding of the majority of our capital expenditure is covered by existing cash and cash from operating activities. The table below shows our capital expenditure by segment for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31,
	2015	2016	2017
($ in millions)
Brazil (*)	74.2	23.0	38.8
Americas	39.2	23.0	24.8
EMEA	7.3	2.1	3.9
Other and eliminations	0.5	0.1	-
Total capital expenditure	121.2	48.2	67.5

(*) For December 31, 2017 the amount invested by the Company’s principal capital expenditures, does not include Interfile acquisition and the amount paid to extend the partnership with Itaú.

B.        Business Overview

Our Company

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica Group. Since then, we have significantly diversified our client base, and we became an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.

Latin America is one of the most attractive CRM BPO markets globally and we believe Atento is uniquely positioned to capture this growth potential as one of the few scale players in the region. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO market in the world, with a market size of approximately $10 billion in 2016.

The potential for growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with multisector companies, and (v) North America’s continued offshoring trend as U.S.-based businesses continue to offshore call center services to other geographies. For example, in 2015, 53% of the population in Latin America utilized banking services, compared to 93% of the population in the United States, and broadband user penetration was 52% in Latin America, compared to 87% in the United States.

We are the largest provider of CRM BPO services in Latin America, where we had a market share of 17% for the year ended December 31, 2016, according to Frost & Sullivan. We hold the number one market share position in most of the countries in Latin America where we operate, including Brazil, the largest market in Latin America, Mexico, Peru, Argentina and Chile, based on revenues for the year ended December 31, 2016. We have achieved our leadership position over our 17-year history through our dedicated focus on superior client service, scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs, and our highly engaged employee base. Given its growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region, where we have approximately twice the market share of the second-largest operator.

We offer a comprehensive portfolio of CRM BPO services, including sales, customer care, technical support, collections and back office. We continue to evolve from offering individual CRM BPO services to combining multiple service offerings covering both the front- and back-end of the customer experience into customized CRM BPO solutions adapted to client needs. We believe our customized end-to-end solutions provide an improved experience for our clients’ customers, create stronger customer relationships that reinforce our clients’ brand recognition, and enhance our clients’ customer loyalty. Our individual services and solutions are delivered across multiple channels, including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2017, CRM BPO solutions and individual services comprised 26.5% and 73.5% of our revenue, respectively. Brazil has the highest penetration of CRM BPO solutions of our segments, and we change solutions from 41.5% of revenue in 2016 to 37.5% of revenue in Brazil in 2017.

We also enjoy longstanding client relationships across a variety of industries and we work with market leaders in telecommunications, banking and financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology and media industries. In 2017, our revenue from clients in telecommunications, financial services and multisector represented 46.7%, 31.7% and 21.6% of our total revenue, respectively. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 61.0% of our total revenue in 2017, compared to 10.0% of our total revenue when we were founded in 1999.

Atento benefits from a highly engaged employee base. Our over 150,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2016, for the fourth consecutive year, we were recognized as one of the top 25 companies to work for in the world, according to the list of the World’s Best Multinational Workplaces by Great Place to Work® (“GPTW”), a group in which Atento is the only CRM BPO and Latin America-based company. In 2017 we were also recognized for the seventh year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®.

We have a strong relationship with Telefónica underpinned by a long-term master services agreement (the “MSA”). On November 8, 2016, we entered into an Amendment Agreement to the MSA (the “Amendment”) with Telefónica, our largest client, reinforcing and strengthening the Company’s strategic relationship with Telefónica. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; providing that the Company will maintain at least our current share of Telefónica’s spending in all key contracts; and certain other amendments. We are currently serving 34 companies of the Telefónica Group under 131 arm’s-length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates.

On August 4, 2016, we, through our direct subsidiary Atento Teleservicios España, S.A.U., entered into a Share Sale and Purchase Agreement with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., which encompassed Atento’s operations in Morocco and provided services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco which provide services to the Spanish market were excluded from the Morocco Transaction and continue to operate as part of the Atento Teleservicios España, S.A.U. branch in Morocco. The Morocco Transaction allowed the Company to continue strengthening its focus on its core markets of Spain and Latin America.

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. (“Atento Brasil”), acquired 81.49% of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$27.1 million (equivalent to approximately $8.6 million). We believe the combination of Atento Brasil and RBrasil:

•    creates the largest provider of collection services in Brazil, with more than 6,600 professionals with a strong collection of know-how and expertise, optimally positioning Atento to expand its share of the $2.7 billion collections market in Latin America;

•     provides new and existing clients with a fully integrated platform and delivers customized collections solutions;

•    enhances the effectiveness of collections solutions through the extensive use of technology, business intelligence and analytics capabilities; and

•    drives consolidation in this highly fragmented and compelling market in Latin America.

Following the acquisition of RBrasil, we have pursued several opportunities to grow in the late-stage collection services segment, including long-term contracts with relevant clients in key sectors.

On May 9, 2017, we announced an arrangement with Itaú Unibanco, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil to serve Itaú Unibanco’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer-Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. The total amount paid for this acquisition was $14.7 million, net of cash acquired. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin America markets.

On June 29, 2017, we launched a new business unit, Atento Digital, to drive customer experience in the age of digitalization. Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital's proposal incorporates the use of digital marketing tools, automation, artificial intelligence, cognitive technology based on Keepcon's semantic engine and analytics to deliver a new level of customer experience and process efficiency for Atento's core service such as sales, customer care, technical support, collections or back office. All these services are offered via Atento's omni-channel platform that combines both traditional and digital channels. Atento's digital proposal also includes consultancy services and solutions for advancing digital transformation processes while fully leveraging existing systems.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities, grouped under a newly created global digital business unit. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon by Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Our revenue for the year ended December 31, 2017, was $1,921.3 million, our Adjusted EBITDA was $221.9 million and our loss for the year was $13.6 million. For the years ended December 31, 2016 and 2017, our revenue decreased by 9.9%, and increased by 9.3%, respectively, and our Adjusted EBITDA decreased by 11.1% and 0.4%, respectively. For the years ended December 31, 2016 and 2017, respectively, excluding the impact of foreign exchange, our revenue decreased by 1.4%, and increased by 5.1% and our Adjusted EBITDA decreased by 3.6% and 4.7%, respectively. The following table sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31,
	2015	2016	2017
($ in millions, except percentage changes)
Brazil	930.2	816.4	944.8
Americas	789.8	718.9	758.0
EMEA	231.7	223.9	223.4
Other and eliminations (1)	(1.8)	(1.7)	(5.0)
Total	1,949.9	1,757.5	1,921.3
(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide, and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2017, Brazil accounted for 49.2% of our revenue and 56.4% of our Adjusted EBITDA; Americas accounted for 39.5% of our revenue and 37.8% of our Adjusted EBITDA; EMEA accounted for 11.6% of our revenue and 6.7% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the years ended December 31, 2015, 2016 and 2017:

Revenue by country
	For the years ended December 31,
($ in millions)	2015	2016	2017	(%)

Country
Spain	233.0	224.0	223.4	11.6
Other and eliminations (*)	(1.3)	(0.1)	-	-
EMEA	231.7	223.9	223.4	11.6

Argentina	162.1	119.6	142.5	7.4
Chile	79.6	80.1	97.2	5.1
Colombia	59.5	61.0	75.4	3.9
El Salvador	19.2	16.7	12.5	0.7
United States	28.9	37.0	48.3	2.5
Guatemala	17.1	15.8	16.7	0.9
Mexico	242.4	199.6	178.5	9.3
Peru	145.4	151.8	151.7	7.9
Puerto Rico	14.0	14.6	10.2	0.5
Uruguay	3.7	3.5	3.2	0.2
Panama	4.6	5.0	4.5	0.2
Other and eliminations (*)	13.3	14.2	17.4	0.9
Americas	789.8	718.9	758.0	39.5
Brazil	930.2	816.4	944.8	49.2
Other and eliminations (*)	(1.8)	(1.7)	(5.0)	(0.3)
Total revenue	1,949.9	1,757.5	1,921.3	100.0

(*) Includes holding company level revenues and consolidation adjustments.

The amounts of revenue by country reported above are impacted by foreign exchange effects, which can be significant between the years in some countries. For additional information, see Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the years presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to (i) our clients generally spending less in the first quarter of the year after the year end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual operating results.

Our Strategy

Our mission is to be the number one customer experience solutions provider in the markets we serve by being a truly multi-client business. Atento’s tailored CRM BPO solutions are designed to enable our clients to create a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise, commitment to customer care and consultative approach to offer superior and scalable solutions across the entire value chain and customer life cycle, customizing each solution to the individual client’s needs. Our goal is to significantly outperform expected market growth by being our clients’ service provider of choice for customer experience while driving margin efficiencies.

In the third quarter of 2016, we announced a “Strategy Refresh” to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic context in Brazil, the largest CRM BPO market in Latin America, and the accelerating adoption of omnichannel and digital capabilities, prompted us to re-examine the priorities that support our long-term strategy. The ultimate goal of this exercise was to ensure we have the right focus and capabilities to capitalize on industry trends in Latin America and to leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries and solutions taking advantage of the expected economic recovery in the Latin America region, and Brazil in particular.

Above-Market Growth

We are focused on our clients’ needs and, therefore, developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. We believe our offer is a strong component of our growth equation as well as our ability to generate value for our clients in an environment impacted by digital technologies. We will continue evolving our offer to best serve our clients along three axes:

•	Double down on higher value-added solutions with a strong industry focus. This means that we want to go deeper into our client's customer value chain with customized end to end solutions
•	Accelerate digital solutions across the customer lifecycle, becoming the strategic service provider for digital CRM processes
•	Strengthen our process consulting capabilities to provide unique business transformation solutions

We offer a comprehensive portfolio of customizable and scalable solutions encompassing the full customer life cycle from leads generation to sales, customer care, technical support, back office and collections We believe we bring a differentiated combination of scale, capacity for processing client transactions, and industry expertise to our client customer care operations, which allows us to provide higher-quality and lower-cost customer care services than our clients could deliver on their own. We have strong client relationships, which allows us to capture a greater share of client spend, gain relevance as a business service provider, and consequently achieve higher levels of profitability. We believe we have significant whitespace remaining in our core business across all verticals, with initiatives implemented to continue increasing both share of wallet with existing customers, as well as attract new customers, either from competitors or from new clients, as these clients choose to outsource their in-house operations with us because of our strong sector credentials.

Our value proposition has continued to evolve towards end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving efficiency and reducing costs for our clients. Our revenue from these solutions in particular has grown faster than our overall revenue over the past several years. For the year ended December 31, 2017, our share of CRM BPO solutions represented 26.5% of revenue, up 120 basis points year on year.

We also recognized the importance of focusing on our digital solutions. As our clients’ customers further adopt social networks and increase use of their smartphones, it is our job to accompany them in their journey. We recently launched a new business unit, Atento Digital, to drive customer experience in the digital age. Atento Digital integrates digital marketing tools, automatization of front- and back-office customer processes and a robust omnichannel platform to generate efficiency and results for customer acquisition, management and retention. It also provides solutions to advanced digital transformation processes while making the most of existing systems. Atento Digital’s mainstream offerings encompass a range of services, including online sales, digital customer care, digital technical support, digital HR and digital collections, all of which are delivered through Atento’s omnichannel platform integrating traditional and digital channels. Atento Digital’s offerings also include consulting capabilities and the use of analytics and automatization tools to enhance the effectiveness and efficiency of customer-related processes. One of Atento Digital’s first initiatives has been the expansion of the artificial intelligence and automatization capabilities of its omnichannel platform using Keepcon semantic technology. The integration of this technology with Atento’s existing solutions allows the Company to monitor, analyze and manage customer sentiments and needs through social media in real-time. This information can be delivered through a blended automated and agent-based solution, or through a fully automated solution. We plan on continuing to focus on digital initiatives into the coming years as we work to improve hybrid multichannel support, automation, customer analytics and the overall customer experience across clients, geographies and industries.

From a geographic perspective, our above market growth strategy contemplates strengthen our leadership position in Latin America, one of the fastest growing CRM BPO markets in the world. A market which presents significant room for outsourcing penetration and that starts to see a general recovery of consumer indexes and growth of its middle class, fueling consumer expenditure and demand for customer intensive industries. Our geographic strategy implies also achieving a meaningful presence in the US Nearshore business, aligned with Atento leadership position in the Latin America market.

The continued diversification of the client base is one more key element of our profitable growth strategy. We believe we have come a long way since 2014 in this aspect moving from a 53.5% of our revenues being generated by Multisector clients to 57.5% in 2017. We are aggressively growing outside of Telefónica and continue to win new client relationships, either from competitors or from new clients as they outsource their in house operations because of our strong sector credentials. Today, we provide solutions to most of the telcos (telecommunications companies) in Brazil and have been awarded contracts with leading Latin America regional telecommunication companies, other than Telefónica, in five countries. Going forward, we are focused on growing these new relationships to scale. Specifically, the 2017 acceleration with non-Telefónica telcos (telecommunications companies) is a result of the significant whitespaces we still have in this segment.

Outside of telcos (telecommunications companies), we expect our expanded capabilities to continue helping us to gain share with financial services, while increasing presence in other fast-growing segments. Although telcos (telecommunications companies) and financial services remain key drivers for growth, we focusing our commercial efforts in other fast growing sectors such as healthcare, retail, travel & hospitality or consumer electronics where outsourcing is just starting.

We also recognize that the market for providing outsourcing services to U.S. clients from Latin America is a sizable and fast-growing opportunity for us. We firmly believe our strong relationships with multinational clients throughout Latin America positions us well to also serve their off-shoring needs in the United States, as exemplified by our near-shoring relationships, and have continued investing in U.S. infrastructure.

Finally, we are committed to continue expanding capabilities and addressable markets via strategic operations.

World-Class Operating Model

Building on advancements in 2017, we are continuing to see benefits in our operational excellence and transformation initiatives, which continue to support future profitable growth. We have added specific initiatives to drive a “low cost to serve” operating model (the “Low Cost Operating Model”) for all aspects of our business. This initiative seeks to drive down the major cost drivers in our business via automation and robotics, alternative channel mix and advanced service delivery methods.

We continue to make investments in infrastructure, proprietary technologies, and management and development processes that capitalize on our extensive experience managing large and globalized operations. Our operational excellence strategy is supported by six key global initiatives:

Low Cost Operating Model. As we continue to drive best-in-class operations, we have been focused on developing a “lower cost to serve” operating model for Atento. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost to serve in each category. For example, in the human resources area, we have implemented initiatives to drive down average handling time and after call work, and to reduce the time we spend on recruiting and selection. Additionally, we implemented solutions to decrease the number of training days while preserving the quality of training. In the technology area, we have successfully trialed automation solutions and virtual automatic call distributor (“ACD”) technologies, and consolidated operations among multiple global shared services. In the facilities area, we have directed more capacity to lower cost Tier 2 cities and are focused on seat utilization as an indicator of efficiencies. In the infrastructure area, we have focused on reducing telecom and network costs through restructuring and diligent capacity planning. All of these initiatives come together to enable a “lower cost to serve” operating model for Atento. Furthermore, we manage our foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of each country in which we operate. We benefit, to a certain degree, from the fact that, in each country in which we have operations, we generally collect revenue in the same currency as the currency in which we incur a majority of our expenses in that country.

Deliver a Consistent and Efficient IT Platform. Our technology strategy has remained focused on (i) delivering a cost-efficient and reliable IT infrastructure to meet the needs of existing clients and to support expansion into the higher margin solutions business, (ii) enhancing our ability to add capacity rapidly with a highly variable cost structure for new business, (iii) developing new products and solutions that can be rapidly scaled and rolled out across geographies, (iv) providing standard operational tools and processes to enable the best experience to our clients’ customers and (v) establishing common platforms that facilitate centralization of core information technology (“IT”) services. We have piloted and are now rolling out new technologies to enable a more agile IT platform in support of new solutions, carve-out business, and a low-cost operating model. Specifically, we have consolidated our network operations center and security operations center globally in Brazil, globalized our IT service desk under one management structure, completed successful pilots of a virtual ACD routing solution, and implemented several automated transaction handling solutions.

Disciplined Commercial Execution. We are highly focused on the relationships we have with our client base and consider it to be a key competitive advantage. As part of doing so, we approach the commercial aspect of our client relationships in a highly disciplined manner in which we strive to ensure wage inflation pass-throughs are contractually captured. As we continue to engage with our clients, we actively ensure these inflation pass-throughs are applied, as contractually obligated. The nature of our services and solutions yield significant efficiency gains for our clients which, combined with the long-term nature of a significant portion of our client relationships, often provides a constructive environment for which to contractually ensure wage inflation pass-throughs.

Best-In-Class Operational Excellence. We are focused on a variety of initiatives to enhance agent productivity. In 2016, we established a new operational command center in Peru, finalizing our global strategy for establishing command centers in each of our regions (command centers were established in 2014 in São Paulo, Brazil, and in 2015 in Mexico City, Mexico, and Madrid, Spain). These centers are pivotal to our strategy of streamlining the efficiency of our operations across our delivery centers and optimizing corporate functionality and management effectiveness through a standardized set of industry-certified processes and capabilities. The centers are continuously upgraded with leading-edge technology to enhance our ability to shift resources across programs and channels as needed, in real-time, based on client requirements. In 2016, we established Azure as our data repository in order to provide our management with immediate analytics and continuous data, enabling it to streamline processes that we expect will offer the optimal customer experience for our clients.

Leading HR Effectiveness. Human resources is one of our largest costs at Atento, and we have focused on recruiting, selecting and training talent because we believe this is key to the successful delivery of our CRM BPO services and solutions. Given our dependency on human resources in all of our operations, we continue to focus on creating efficiencies in our recruiting, selection and training areas. We have established new recruiting channels and techniques to reduce the number of required resources to fill demands, implemented an automated selection tool which reduces our dependence on a big recruiting team and improves the accuracy of our process, and implemented new simulation- and web-based training solutions in 2016 which have reduced our dependence on instructor-led training and the number of training days required, as well as improved our learning curve post-training and the consistency of our training delivery. The roll out of these initiatives has helped us reduce our monthly turnover in Brazil from 6.4% in 2016 to 5.2% in 2017.

Site Footprint Optimization. As we have continually focused on moving from Tier 1 cities to Tier 2 cities in order to optimize our cost to serve, we have also focused on improving our facilities utilization rate (the number of billable hours per day we are billing per seat) as an indicator of the health of our business. Additionally, we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reduced turnover and absenteeism. In Brazil, we have increased the percentage of total workstations located in Tier 2 cities from 62.4% for the year ended December 31, 2016 to 62.9% for the year ended December 31, 2017, due to the new sites opened outside São Paulo and Rio de Janeiro. As demand for new services and solutions grows and complexity continues to increase, we are focusing on a new operating model which will be focused on defined centers of excellence around credit factoring, collections, telecom and finance. As always, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

High Performing Organization

We believe that our people are a key enabler to the success of our business model and a strategic pillar to our competitive advantage. We have created, and constantly reinforced, a culture that we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans and designed incentive programs that, together with permanent motivation initiatives, foster a work environment that aligns our professional development with client objectives and business goals (including efficiency objectives, financial targets and client and employee satisfaction metrics). We have implemented an operating model that integrates the corporate organization, allowing us to benefit from global scale and fostering “best practices” sharing. We have developed shared service centers, driving efficiency and pursuing a process-oriented organization. The corporate organization is integrated globally, but strategically segmented into different operating regions to leverage and gain efficiency by working together with the regional teams. We believe that this new organizational structure will foster agility and simplicity while ensuring that corporate leaders are focused on coordinating, communicating and pursuing new solutions and innovation. We also continue to receive industry recognition for the strong culture and workplace environment we promote across our organization. We have been recognized as one of the top 25 companies to work for across the globe, during fours years, according to the list of the World’s Best Multinational Workplaces by GPTW, being the only CRM BPO and Latin America-based company.

Client Value Propositions through Integrated Solutions Across Multiple Channels

We are close to our clients and understand how their customers choose to interact. Our services and solutions span across various combinations of channels and are very flexible, utilizing various degrees of automation and intelligent analytics. We work closely with our clients to optimize the front- and back-end customer experience by offering solutions through a multichannel delivery platform tailored to each client’s needs. Furthermore, we offer a comprehensive portfolio of scalable solutions, including sales, customer care, collections, back office and technical support. These solutions incorporate multiple services, all deliverable across a full spectrum of communication channels, including digital, voice and in-person. In summary, our focus is not only in developing integrated solutions, but also delivering them across the most appropriate (analog or digital) channels and platforms.

Our vertical industry expertise in telecommunications, banking and financial services, and multisector allows us to tailor our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results. As we continue to evolve towards customized client solutions and performance-based pricing structures, we seek to create a mutually beneficial partnership and increase the portion of our clients’ CRM BPO services that we provide.

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing their costs. In 2017, CRM BPO solutions and individual services comprised 26.5% and 73.5% of our revenue, respectively. For our clients in Brazil, our largest market, CRM BPO solutions and individual services comprised 37.5% and 62.5% of our revenue, respectively, for the year ended December 31, 2017.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes the Telefónica Group, Banco Bradesco, Banco Santander, HSBC, Samsung and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which for us includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2017, our revenue from clients in telecommunications, financial services and multisector represented 46.7%, 31.7% and 21.6% of total revenue, respectively.

For December 31, 2017, our top 15 clients accounted for 76.4% of our revenue, and, excluding the Telefónica Group companies, our next 15 clients accounted for 38.2% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

Longstanding Client Relationships

We seek to create long-term relationships with our clients in order to be viewed as an integral part of their respective businesses, and not just as a service provider. We strive to offer products and solutions that cover the client’s entire value chain, which we believe offers greater benefits to our clients and generally leads to a mutually beneficial, longer-term relationship. In 2017, 61.0% of our revenue from clients other than the Telefónica Group came from clients that had relationships with us for ten or more years.

Development of Client Base

As of December 31, 2017, our client base consisted of over 400 separate clients. Since 1999, when our former parent company, Telefónica, and its subsidiaries contributed approximately 90.0% of our revenue, we have driven the diversification of our client base by sources of revenue. For the years ended December 31, 2015, 2016 and 2017, we generated 45.2%, 42.5% and 39.0%, respectively, of our revenue from Telefónica Group companies.

As of December 31, 2017, 34 companies within the Telefónica Group were party to 131 arm’s-length contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021, with the exception of Brazil and Spain ending in 2023.

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

The MSA requires the Telefónica Group companies to meet the minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica Group companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica Group companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us. Any such compensation payments will be in amounts calculated as a percentage of the revenue shortfalls, ranging from 8% to 20% of the shortfall depending on the scope of such shortfall and the relevant calendar year. In May 2014, we and Telefónica amended the MSA to adjust the minimum revenue commitments in Spain and Morocco by an average of €46.0 million ($62.6 million, based on the May 31, 2014 month end close foreign exchange rates) per year to reflect the lower level of activities in these geographies and a corresponding €25.4 million ($34.6 million, based on the May 31, 2014 month end close foreign exchange rates) payment was made by Telefónica representing the discounted value of the reduction in minimum revenue commitments which was subsequently applied to repay the Vendor Loan Note. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Arrangements—Vendor Loan Note”.

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

Listed below some of the most relevant awards achieved in 2017:

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

•         ECHO Latam Awards (Formely known as Amauta), Best Direct and Interactive Marketing Practices in Latin America.

The Amauta Awards are the most important awards in the direct and interactive marketing industry in Latin America. Atento received 8 Amauta awards in the 2017 edition. Atento in the CRM/BPO sector company to receive most AMAUTA awards over the years.

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

•         Consumidor Moderno Awards for Excellence in Customer Service

Consumidor Moderno awards are a reference in the CRM BPO sector in Brazil and they are based on one of the most comprehensive studies to assess the quality of customer service in the country. In 2017, Atento was recognized as “Contact Center of the Year – Major Operations”. The award is granted with the participation of Centro de Inteligência Padrão (CIP), in partnership with SAX – Customer Experience Specialists, one of the most renowned customer experience research companies in Brazil.

•         IMT Awards, Best CRM Practices in Mexico.

Most prestigious awards for the CRM industry in Mexico, granted by the Instituto Mexicano de Teleservicios. Atento was recognized with 2 IMT awards in the 2017 edition.

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

•         CRC Gold Awards.

The CRC Gold Award for Best Outsourcer recognizes excellence in customer services and business process outsourcing and are the leading CRM/BPO industry awards in Spain. Atento was recognized with the 2017 CRC Gold Award for Best Outsourcer in Spain. Also received the award for Best Customer Service Operation and was again given the Award for Best Business Process Outsourcing Operation.

•         Top Employer.

Atento received the Top Employer certificate awarded by the CRF institute (Corporate Research Foundation) in Spain in 2017.

•         National Quality Award.

Atento received the National Quality Award in Argentina in 2017. The highest recognition for Quality in the country.

•         Verint Customer Awards.

Atento received the Global Customer Award in the Commercial category at Verint Global Conference in 2016.

•         AMDIA Awards.

Highest recognition for Direct and Interactive Marketing in Argentina. In 2017, Atento received two Silver and one Gold awards for their social media solutions. Atento also received the Grand Prix recognition, highest recognition in the AMDIA awards, for the solutions implemented for General Motors.

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

C. Organizational Structure

At December 31, 2015, 2016 and 2017, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

D. Property, Plants and Equipment

Property

We perform our business in service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2017, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400 square meter field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2017, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions.

Lease expenses on a consolidated basis totaled $75.6 million, $63.0 million and $66.9 million in the years ended December 31, 2015, 2016 and 2017.

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

Our infrastructure has grown in response to a substantial increase in demand for our services. As of December 31, 2017, we had 92,264 workstations globally, with 48,933 in Brazil, 37,773 in the Americas (excluding Brazil) and 5,558 in EMEA. As of December 31, 2017, we had 100 delivery centers globally, 35 in Brazil, 51 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2015, 2016, 2017.

	Number of Workstations			Number of Service Delivery Centers (1)
	2015	2016	2017	2015	2016	2017

Brazil	47,694	45,913	48,933	33	31	35
Americas	36,229	37,574	37,773	51	50	51
Argentina (2)	3,705	3,673	4,220	11	11	12
Central America (3)	2,629	2,644	2,433	5	5	4
Chile	2,495	2,673	2,571	3	3	3
Colombia	7,292	7,723	8,643	9	9	10
Mexico	9,905	10,298	9,849	16	15	15
Peru	8,893	9,253	9,004	4	4	4
United States (4)	1,310	1,310	1,053	3	3	3
EMEA	7,644	5,595	5,558	18	14	14
Morocco (5)	2,039	-	-	4	-	-
Spain	5,605	5,595	5,558	14	14	14
Total	91,567	89,082	92,264	102	95	100

(1)      Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)      Includes Uruguay.

(3)      Includes Guatemala and El Salvador.

(4)      Includes Puerto Rico.

(5)      Operations in Morocco were divested on September 30, 2016.

The following is a list of our principal workstations as of December 31, 2015, 2016, 2017:

	Number of Workstations
	2015	2016	2017
Brazil
São Bernardo do Campo	2,929	3,043	3,139
São Paulo (Belem)	2,514	2,520	2,470
São Paulo (São Bento I)	3,072	2,552	2,335
São Paulo (Nova São Paulo)	2,374	2,385	2,155
Rio de Janeiro (Madureira)	2,044	1,916	2,119
São Paulo (Santana)	2,678	2,375	2,103
São Paulo (Santo Antonio)	1,981	2,059	2,059
Salvador (Uruguay)	1,985	1,974	2,059
São José dos Campos	1,967	2,018	1,983
Santos	1,759	1,745	1,794
Americas
Peru (LaMolina)	5,712	5,713	5,581
Peru (Maquinarias)	2,184	2,312	2,312
Colombia (Telares)	1,035	1,455	1,905
Colombia (Bucaramanga)	1,331	1,321	1,472
Mexico (Aeropuerto)	1,347	1,484	1,449
Chile (Vicuña Mackenna)	1,521	1,459	1,411
EMEA
Spain (Ilustración)	1,260	1,240	1,005
Spain (Glorias)	862	870	877
Spain (Getafe)	506	507	507
Spain (Benicalap)	329	329	472

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

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

 An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

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

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

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

Refer to Notes 3t and 3u of our consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations

A.        Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read for the years ended December 31, 2015, 2016 and 2017 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Cautionary Statement with respect to Forward Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this Annual Report. The consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, prepared in accordance with IFRS as issued by the IASB are included in “Item 18. Financial Statements”.

The following discussion includes forward looking statements. Our actual results could differ materially from those that are discussed in these forward looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America, and among the top five providers globally based on revenue. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

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

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2017, Brazil accounted for 49.2% of our revenue, Americas accounted for 39.5% of our revenue and EMEA accounted for 11.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 89,082 as of December 31, 2016 to 92,264 as of December 31, 2017. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer, we can then draw new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in Tier 2 cities increased 0.5%, from 62.4% for the year ended December 31, 2016 to 62.9% for the year ended December 31, 2017, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2015, 2016 and 2017, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

For the years ended December 31, 2015, 2016 and 2017, revenue generated from our 15 largest client groups represented 83.3%, 80.3% and 76.4% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the years ended December 31, 2015, 2016 and 2017, our next 15 largest client groups represented 38.8%, 38.7% and 38.2% of our revenue, respectively.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the years ended December 31, 2015, 2016 and 2017, CRM BPO solutions comprised 23.9%, 25.3% and 26.5% of our revenue, respectively, and individual services comprised 76.1%, 74.7% and 73.5% of our revenue, respectively.

During the years ended December 31, 2015, 2016 and 2017, telecommunications represented 49.2%, 48.5% and 46.7% of our revenue, respectively, and financial services represented 35.6%, 35.0% and 31.7% of our revenue, respectively. Additionally, during the years ended December 31, 2015, 2016 and 2017 the sales by service were:

	For the years ended December 31,
	2015	2016	2017
Customer Service	47.9%	49.0%	48.4%
Sales	18.0%	16.6%	16.8%
Collection	10.6%	10.1%	8.8%
Back Office	9.7%	10.8%	12.9%
Technical Support	10.5%	9.4%	9.1%
Others	3.3%	4.1%	4.0%
Total	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2015, 2016 and 2017 and the breakdown by country is presented as follow:

	December 31,
	2015	2016	2017
Brazil	90,418	78,088	78,015
Central America	4,687	5,734	4,940
Chile	4,615	4,720	5,438
Colombia	7,770	8,288	9,809
Spain	10,497	10,213	10,534
Morocco (*)	1,348	-	-
Mexico	19,934	19,439	18,409
Peru	15,279	15,907	15,515
Puerto Rico	832	857	739
United States	629	679	732
Argentina and Uruguay	7,829	7,529	7,609
Corporate	136	147	77
Total	163,974	151,601	151,817

(*) Operations in Morocco were divested on September 30, 2016.

Consolidated Statements of Operations for the Years Ended December 31, 2015, 2016 and 2017

	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2015 (*)	2016 (*)			2017
Revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Other operating income	4.3	5.8	34.9	45.0	16.4	N.M.	N.M.
Other gains and own work capitalized (1)	-	41.8	N.M.	N.M.	0.4	(99.1)	(99.2)
Operating expenses:
Supplies	(77.6)	(65.6)	(15.5)	(7.0)	(74.9)	14.2	10.1
Employee benefit expenses	(1,410.5)	(1,309.9)	(7.1)	1.7	(1,429.1)	9.1	5.0
Depreciation	(50.1)	(46.4)	(7.4)	(0.4)	(49.2)	6.1	0.8
Amortization	(51.4)	(50.9)	(1.0)	6.3	(55.2)	8.4	3.3
Changes in trade provisions	(1.3)	(1.9)	46.2	46.2	(0.6)	(67.0)	(68.5)
Other operating expenses	(241.5)	(214.0)	(11.4)	(4.8)	(236.6)	10.6	5.3
Total operating expenses	(1,832.4)	(1,688.7)	(7.8)	0.6	(1,845.7)	9.3	5.0

Operating profit	121.8	116.4	(4.4)	7.5	92.4	(20.6)	(25.4)

Finance income	15.5	7.2	(53.5)	(49.7)	7.9	9.1	2.5
Finance costs (1)	(75.5)	(59.2)	(21.6)	(17.3)	(78.1)	32.0	28.1
Change in fair value of financial instruments (**)	17.5	0.7	(96.0)	(96.0)	0.2	(67.2)	(66.0)
Net foreign exchange loss (1)	(3.9)	(56.5)	N.M.	N.M.	(23.4)	(58.5)	(61.6)

Net finance expense	(46.4)	(107.8)	132.3	N.M.	(93.5)	(13.3)	(17.8)

Profit/(loss) before income tax	75.4	8.6	(88.6)	(87.3)	(1.0)	(112.0)	(110.1)

Income tax expense	(23.2)	(5.2)	(77.6)	(74.5)	(12.5)	141.0	144.1
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Discontinued operations:
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year	49.1	0.2	(99.6)	(99.5)	(13.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	49.1	0.1	(99.8)	(99.7)	(16.8)	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.	3.2	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (2) (unaudited)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Years Ended December 31, 2015, 2016 and 2017
	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2015 (*)	2016 (*)			2017
Revenue:
Brazil	930.2	816.4	(12.2)	(7.0)	944.8	15.7	6.3
Americas	789.8	718.9	(9.0)	6.5	758.0	5.4	6.1
EMEA	231.7	223.9	(3.4)	(3.1)	223.4	(0.2)	(1.9)
Other and eliminations (1)	(1.8)	(1.7)	(5.6)	6.3	(5.0)	N.M.	N.M.
Total revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Operating expenses:
Brazil	(863.9)	(771.1)	(10.7)	(5.4)	(899.2)	16.6	7.0
Americas	(726.0)	(676.0)	(6.9)	8.7	(734.6)	8.7	9.5
EMEA	(233.0)	(232.5)	(0.2)	-	(226.8)	(2.5)	(4.1)
Other and eliminations (1)	(9.5)	(9.1)	(4.2)	(4.2)	15.0	N.M.	N.M.
Total operating expenses	(1,832.4)	(1,688.7)	(7.8)	0.6	(1,845.7)	9.3	5.0
Operating profit/(loss):
Brazil	66.5	46.3	(30.4)	(27.3)	55.5	19.9	13.4
Americas (2)	65.8	88.2	34.0	59.5	31.5	(64.3)	(66.3)
EMEA	(0.3)	(7.4)	N.M.	N.M.	(1.8)	(76.6)	(76.3)
Other and eliminations (1)	(10.2)	(10.7)	4.9	4.9	7.2	N.M.	N.M.
Total operating profit	121.8	116.4	(4.4)	7.5	92.4	(20.6)	(25.4)
Net finance expense:
Brazil	(25.3)	(40.1)	58.5	68.5	(33.0)	(17.6)	(24.1)
Americas (2)	(8.7)	(31.1)	N.M.	N.M.	(13.2)	(57.5)	(60.0)
EMEA	(12.3)	(12.3)	-	-	(16.8)	36.9	33.5
Other and eliminations (1)	(0.1)	(24.3)	N.M.	N.M.	(30.4)	25.1	23.7
Total net finance expense	(46.4)	(107.8)	132.3	N.M.	(93.5)	(13.3)	(17.8)
Income tax benefit/(expense):
Brazil	(14.0)	(3.1)	(77.9)	(77.0)	(8.8)	N.M.	N.M.
Americas	(20.2)	(15.8)	(21.8)	(11.7)	(9.7)	(38.8)	(39.9)
EMEA	3.2	4.9	53.1	53.1	5.0	2.7	(0.3)
Other and eliminations (1)	7.8	8.8	12.8	12.8	0.9	(89.5)	(89.7)
Total income tax expense	(23.2)	(5.2)	(77.6)	(74.5)	(12.5)	141.0	144.1
Profit/(loss) from continuing operations:
Brazil	27.2	3.1	(88.6)	(88.3)	13.7	N.M.	N.M.
Americas (2)	36.9	41.3	11.9	24.8	8.6	(79.2)	(80.7)
EMEA	(9.4)	(14.9)	58.5	55.2	(13.6)	(9.0)	(9.4)
Other and eliminations (1)	(2.5)	(26.1)	N.M.	N.M.	(22.2)	(14.8)	(16.6)
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year:
Brazil	27.2	3.1	(88.6)	(88.3)	13.7	N.M.	N.M.
Americas (2)	36.9	41.3	11.9	24.8	8.6	(79.2)	(80.7)

EMEA	(12.5)	(18.1)	44.8	43.7	(13.6)	(24.9)	(26.2)
Other and eliminations (1)	(2.5)	(26.1)	N.M.	N.M.	(22.2)	(14.8)	(16.6)
Profit/(loss) for the year:	49.1	0.2	(99.6)	(99.5)	(13.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	49.1	0.1	(99.8)	(99.8)	(16.8)	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.	3.2	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	116.5	98.7	(15.3)	(11.4)	112.4	13.9	6.3
Americas (2)	104.2	122.0	17.1	37.1	69.1	(43.4)	(45.8)
EMEA	12.1	3.2	(73.6)	(72.9)	7.6	137.0	115.5
Other and eliminations (1)	(9.5)	(10.2)	7.4	8.5	7.8	N.M.	N.M.
Total EBITDA (unaudited)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (3):
Brazil	129.4	121.0	(6.5)	(3.9)	124.7	3.1	(4.1)
Americas	109.1	92.0	(15.7)	(1.5)	83.5	(9.2)	(9.1)
EMEA	18.6	16.3	(12.4)	(10.4)	14.8	(9.3)	(13.4)
Other and eliminations (1)	(7.4)	(7.4)	-	1.4	(2.0)	(72.4)	(71.8)
Total Adjusted EBITDA (unaudited)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)
(1) Includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

(2) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenue

Revenue increased by $163.8 million, or 9.3%, from $1,757.5 million for the year ended December 31, 2016 to $1,921.3 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue increased 5.1%.

Revenue was negatively impacted by the recent natural disasters occurred in Mexico and Puerto Rico in September 2017. The impacts related to these events totaled $11.3 million in the year.

Multisector continued to deliver a sustainable growth, with a revenue increase of $161.2 million, or 15.9%, from $1,010.7 million for the year ended December 31, 2016 to $1,171.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 10.9%, supported by gains in all regions.

Revenue from Telefónica increased by $2.7 million, or 0.4%, from $746.8 million for the year ended December 31, 2016 to $749.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 3.0%, mainly by the volume reduction in Mexico, Spain, Brazil and Peru.

For the year ended December 31, 2017, revenue from multisector clients was 61.0% of total revenue compared to 57.5% for the year ended December 31, 2016, an increase of 3.5 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the year ended December 31, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
Brazil	816.4	46.5	944.8	49.2	15.7	6.3
Americas	718.9	40.9	758.0	39.5	5.4	6.1
EMEA (*)	223.9	12.7	223.4	11.6	(0.2)	(1.9)
Other and eliminations (1)	(1.7)	(0.1)	(5.0)	(0.3)	N.M.	N.M.
Total	1,757.5	100.0	1,921.3	100.0	9.3	5.1

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2016 and 2017 totaled $816.4 million and $944.8 million, respectively, an increase of $128.4 million, or 15.7%. Excluding the impact of foreign exchange, revenue increased by 6.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 1.9%, due to lower volumes while revenue from multisector clients increased by 10.5%, supported primarily by new client wins.

Americas

Revenue in Americas for the years ended December 31, 2016 and 2017 totaled $718.9 million and $758.0 million, respectively, an increase of $39.1 million, or 5.4%. Excluding the impact of foreign exchange, revenue increased 6.1%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 1.0%, driven by lower volumes in Mexico and Peru while revenue from multisector clients increased by 12.0%, supported by new client wins in Argentina, Colombia, Chile and U.S. Nearshore business.

EMEA

Revenue in EMEA for the years ended December 31, 2016 and 2017 was $223.9 million and $223.4 million, respectively, a decrease of $0.5 million, or 0.2%. Excluding the impact of foreign exchange, revenue decreased by 1.9%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 5.9%, due to lower volumes in Spain, while revenue from multisector clients increased by 5.4%, supported by new service wins.

Other operating income

Other operating income increased from $5.8 million for the year ended December 31, 2016 to $16.4 million for the year ended December 31, 2017, or by $10.6 million, mainly due to an extraordinary revenue related to a sale and leaseback operation of IT equipment’s in Brazil. This amount off-set the amounts of the write-off from the assets, registered in other operating expenses, and it represents no impact to the EBITDA.

Other gains and own work capitalized

Other gains and own work capitalized decreased $41.4 million, from $41.8 million for the year ended December 31, 2016 to $0.4 million for the year ended December 31, 2017, related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses increased by $157.0 million, or 9.3%, from $1,688.7 million for the year ended December 31, 2016 to $1,845.7 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses increased by 5.0%, mainly in Brazil (set up costs incurred to implement operations for recently acquired new clients and costs from recent acquisitions), Argentina (higher inflation), Colombia and U.S. Nearshore business (higher volumes). As a percentage of revenue, operating expenses represented 96.1% for the years ended December 31, 2016 and 2017, respectively.

Supplies: Supplies expenses increased by $9.3 million, or 14.2%, from $65.6 million for the year ended December 31, 2016 to $74.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 10.1%, mainly due to higher set up costs to implement operations from recent acquired clients in Brazil. As a percentage of revenue, supplies represented 3.7% and 3.9% for the years ended December 31, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $119.2 million, or 9.1%, from $1,309.9 million for the year ended December 31, 2016 to $1,429.1 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.0%, mainly in Brazil (higher labor contingencies, set up costs for new clients and higher labor expenses as per new collective agreement recently signed) and Americas (higher inflation in Argentina). As a percentage of revenue, employee benefit expenses represented 74.5% and 74.4% for the years ended December 31, 2016 and 2017, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $7.1 million, or 7.3%, from $97.3 million for the year ended December 31, 2016 to $104.4 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 2.1%, impacted by the write-off of fixed assets in Mexico and Puerto Rico as a consequence of recent natural disasters in third quarter of 2017. Excluding this effect, depreciation and amortization was slightly lower than last year (-0.3%).

Changes in trade provisions: Changes in trade provisions changed by $1.3 million, from an expense of $1.9 million for the year ended December 31, 2016 to an expense of $0.6 million for the year ended December 31, 2017.

Other operating expenses: Other operating expenses increased by $22.6 million, or 10.6%, from $214.0 million for the year ended December 31, 2016 to $236.6 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 5.3%, mainly in Brazil (set up costs for new clients and costs from recent acquisitions) and Americas (higher inflation in Argentina). As a percentage of revenue, other operating expenses were 12.2% and 12.3% for the years ended December 31, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $128.1 million, or 16.6%, from $771.1 million for the year ended December 31, 2016 to $899.2 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 7.0%, impacted by set up costs for new clients, costs from recent acquisitions and higher labor contingencies. Operating expenses as a percentage of revenue increased from 94.5% to 95.2% for the years ended December 31, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $58.6 million, or 8.7%, from $676.0 million for the year ended December 31, 2016 to $734.6 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in Americas increased by 9.5%. Operating expenses as a percentage of revenue increased from 94.0% to 96.9% for the years ended December 31, 2016 and 2017, respectively. This increase was mainly caused by the impact of higher inflation in Argentina, increase in variable costs due to volume increase in Argentina, Colombia, Chile and U.S. Nearshore business and provisions made in September 2017 related to the costs expected to recover part of operations in Mexico and Puerto Rico affected by the recent natural disasters.

EMEA

Total operating expenses in EMEA decreased by $5.8 million, or 2.5%, from $232.6 million for the year ended December 31, 2016 to $226.8 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 4.1%. Operating expenses as a percentage of revenue decreased from 103.9% to 101.5% for the years ended December 31, 2016 and 2017, respectively, mainly as an impact of the cost initiatives in fixed costs recently implemented.

Operating profit

Operating profit decreased by $24.0 million, from $116.4 million for the year ended December 31, 2016 to $92.4 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased 25.4%. Operating profit margin decreased from 6.6% for the year ended December 31, 2016 to 4.8% for the year ended December 31, 2017.

Brazil

Operating profit in Brazil increased by $9.2 million, from $46.3 million for the year ended December 31, 2016 to $55.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit increased by 13.4%. Operating profit margin in Brazil increased from 5.7% for year ended December 31, 2016 to 5.9% for the year ended December 31, 2017.

Americas

Operating profit in Americas decreased by $56.7 million, from $88.2 million for the year ended December 31, 2016 to $31.5 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, operating profit decreased by 66.3%. Operating profit margin in Americas decreased from 12.3% for the year ended December 31, 2016 to 3.9% for the year ended December 31, 2017. Decline in operating profit was mainly explained by the CVI termination positive impact of $41.7 million which was recognized in "Other gains" in 2016 and negative impacts of lower results in Mexico in 2017.

EMEA

Operating profit in EMEA changed by $5.7 million, from a loss of $7.5 million for the year ended December 31, 2016 to a loss of $1.8 million for the year ended December 31, 2017. Operating profit margin improved from negative margin of 3.3% in 2016 to a negative margin of 0.8% in 2017. This increase is mainly related to lower fixed costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $7.9 million for the year ended December 31, 2017 compared to $7.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance income increased by 2.5% during the year ended December 31, 2017.

Finance costs

Finance costs increased by $18.9 million, or 32.0%, from $59.2 million for the year ended December 31, 2016 to $78.1 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, finance costs increased by 28.1% during the year ended December 31, 2017. The increase in finance costs was mainly due to one-off expenses related to the refinance process during August 2017, $4.2 million of refinance costs and also due to an one-off gain occurred during 2016 related to CVI elimination. Excluding these effects, finance costs decreased $18.8 million in the year ended December 31, 2017.

Changes in fair value of financial instruments

Changes in fair value of financial instruments changed by $0.5 million, from a gain of $0.7 million for the year ended December 31, 2016 to a gain of $0.2 million for the year ended December 31, 2017.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $33.1 million, from a loss of $56.5 million for the year ended December 31, 2016 to a loss of $23.4 million for the year ended December 31, 2017. This change is mainly related to an one-off negative impact during 2016 due to CVI elimination.

Income tax expense

Income tax expense for the years ended December 31, 2016 and 2017 totaled $5.2 million and $12.5 million, respectively. The increase in tax expenses was mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Peru and Colombia, (ii) the contribution of losses in the holdings companies.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2016 and 2017 was a profit of $0.2 million and a loss of $13.6 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $16.8 million, or 7.9%, from $213.7 million for the year ended December 31, 2016 to $196.9 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $0.9 million, or 0.4% from $221.9 million for the year ended December 31, 2016 to $221.0 million for the year ended December 31, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 13.0% and Adjusted EBITDA decreased by 4.7%, mainly driven by pressure in costs/margins across the regions

Adjusted EBITDA was impacted by the recent natural disasters occurred in Mexico and Puerto Rico and by the CVI termination. The impacts related to these events in the fourth quarter of 2017 totalized a loss of $0.9 million and a gain of $41.7 million in 2016, respectively.

Brazil

EBITDA in Brazil increased by $13.7 million, or 13.9%, from $98.7 million for the year ended December 31, 2016 to $112.4 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA increased by $3.7 million, or 3.1%, from $121.0 million to $124.7 million. Excluding the impact of foreign exchange, EBITDA increased by $6.7 million, or 6.3%, and Adjusted EBITDA decreased by $5.3 million, or 4.1%.

Americas

EBITDA in Americas decreased by $52.9 million, or 43.4%, from $122.0 million for the year ended December 31, 2016 to $69.1 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $8.5 million, or 9.2%, from $92.0 million to $83.5 million.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $58.4 million, or 45.8%, and Adjusted EBITDA decreased $8.4 million, or 9.1%, respectively.

The decrease in EBITDA and Adjusted EBITDA is mainly driven by declines in volume from Mexico.

EMEA

EBITDA in EMEA improved by $4.4 million, from $3.2 million for the year ended December 31, 2016 to $7.6 million for the year ended December 31, 2017. For the same period, Adjusted EBITDA decreased by $1.5 million, or 9.3%, from $16.3 million to $14.8 million.

Excluding the impact of foreign exchange, EBITDA increased during this period by $4.1 million, while Adjusted EBITDA decreased by $2.3 million, or 13.4%, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

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

Revenue from Telefónica, excluding the impact of foreign exchange, decreased 7.8% driven by volume declines in Brazil and Spain. Revenue from multisector clients increased 3.8%, led by 10.9% growth in the Americas which was partially offset by declines in Brazil and in Mexico.

Consistent with our strategy to diversify our revenue base, for the year ended December 31, 2016, revenue from multisector clients totaled 57.8% of total revenue, an increase of 3.2 percentage points over the prior year.

The following chart sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2015 and 2016 and as a percentage of revenue the percentage change between those periods and the change net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
Brazil	930.2	47.7	816.4	46.5	(12.2)	(7.0)
Americas	789.8	40.5	718.9	40.9	(9.0)	6.5
EMEA (*)	231.7	11.9	223.9	12.7	(3.4)	(3.1)
Other and eliminations (1)	(1.8)	(0.1)	(1.7)	(0.1)	(5.6)	6.3
Total	1,949.9	100.0	1,757.5	100.0	(9.9)	(1.4)

(*) Exclude discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2015 and 2016 was $930.2 million and $816.4 million, respectively. Revenue decreased $113.8 million, or 12.2%. Excluding the impact of foreign exchange, revenue decreased 7.0%, with Telefónica decreasing 17.4%, while multisector clients declined 0.8%. Growth from our acquisition of RBrasil in the third quarter of 2016 and gains with new clients were more than offset by macro driven declines in Telefónica and our financial services clients.

Americas

Revenue in the Americas for the years ended December 31, 2015 and 2016 was $789.8 million and $718.9 million, respectively. Revenue decreased by $70.9 million, or 9.0%. Excluding the impact of foreign exchange, revenue increased by 6.5%. Excluding the impact of foreign exchange, revenue from Telefónica increased 1.5% led by new services in Argentina and Peru, while revenue from multisector clients increased 10.9%, supported by broad-based growth in most markets with new and existing clients, particularly in Argentina, Chile, Peru, Colombia, Central America and our U.S. Nearshore business.

EMEA

Revenue in EMEA for the years ended December 31, 2015 and 2016 was $231.7 million and $223.9 million, respectively. Revenue decreased by $7.8 million, or 3.4%. Excluding the impact foreign exchange, revenue decreased by 3.1%. Revenue from Telefónica declined 6.5% driven by macro related pressure in Spain. Revenue from multisector clients increased 3.7%. Despite the significant volume reduction in some contracts with Public Administration, new business wins from private sectors in 2015 and 2016, compensated that negative impact.

Other operating income

Other operating income increased by $1.5 million, from $4.3 million for the year ended December 31, 2015 to $5.8 million for the December 31, 2016.

Other gains

Other gains increased $41.7 million related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses decreased by $143.7 million, or 7.8%, from $1,832.4 million for the year ended December 31, 2015 to $1,688.7 million for the year ended December 31, 2016. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 0.6%. As a percentage of revenue, operating expenses constituted 94.0% and 96.1% for the years ended December 31, 2015 and 2016, respectively. These changes were due to the following items:

Supplies: Supplies decreased by $12.0 million, or 15.5%, from $77.6 million for the year ended December 31, 2015 to $65.6 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 7.0%, mainly due to reductions in Brazil. As a percentage of revenue, supplies constituted 4.0% and 3.7% for the years ended December 31, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $100.6 million, or 7.1%, from $1,410.5 million for the year ended December 31, 2015 to $1,309.9 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.7%. As a percentage of revenue, employee benefits expenses constituted 72.3% and 74.5% for the years ended December 31, 2015 and 2016, respectively. This increase in the percentage of revenue is due to the negative impact of high inflation in countries like Brazil, Mexico and Colombia, and non-recurring restructuring costs primarily in Brazil, Spain and Argentina to align the labor force with new volumes levels.

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

Changes in trade provisions: Changes in trade provisions changed from an expense of $1.3 million for the year ended December 31, 2015 to an expense of $1.9 million for the year ended December 31, 2016. As a percentage of revenue, changes in trade provisions constituted 0.1% for the years ended December 31, 2015 and 2016.

Other operating expenses: Other operating expenses decreased by $27.5 million, or 11.4%, from $241.5 million for the year ended December 31, 2015 to $214.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, other operating expenses decreased by 4.8%, mainly driven by Brazil. As a percentage of revenue, other operating expenses decreased from 12.4% in 2015 to 12.2% in 2016.

Brazil

Total operating expenses in Brazil decreased by $92.8 million, or 10.7%, from $863.9 million for the year ended December 31, 2015 to $771.1 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 5.4%, as a result of cost reduction initiatives through the year. As a percentage of revenue, operating expenses increased from 92.9%in 2015 to 94.5% in 2016.

Americas

Total operating expenses in the Americas decreased by $50.0 million, or 6.9%, from $726.0 million for the year ended December 31, 2015 to $676.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 8.7%. This increase was primarily due to the impact of high inflation in countries like Argentina and Colombia and to non-recurring restructuring costs to adapt to lower volumes. As a percentage of revenue operating expenses increased from 91.9% in 2015 to 94.0% in 2016.

EMEA

Total operating expenses in EMEA decreased by $0.4 million, or 0.2%, from $233.0 million for the year ended December 31, 2015 to $232.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA remained at the same level as last year. As a percentage of revenue, operating expenses increased from 100.6% in 2015 to 103.8% in 2016. This increase as percentage of revenue was mainly due to non-recurring costs related to the divestment of Morocco that took place in September 2016 and to restructuring costs to adapt the structure to lower volumes, mainly from Telefónica.

Operating profit

Operating profit decreased by $5.4 million, or 4.4%, from $121.8 million for the year ended December 31, 2015 to $116.4 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased by 7.5%. Operating profit margin increased from 6.2% for the year ended December 31, 2015 to 6.6% for the year ended December 31, 2016. This increase in profit and margin was driven by the positive impact of the CVI termination that happened in 2016 in Argentina. Excluding the positive impact of CVI termination in amount of $41.7 million, operating profit decreased $47.1 million, or 38.7%, from $121.8 million for the year ended December 31, 2015 to $74.7 million in 2016 and for the same time, operating profit margin decreased from 6.2% to 4.3%. This negative results in operating profit and operating profit margin is caused by the reduction in volume from some significant costumers, mainly Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

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

Americas

Operating profit in the Americas increased by $22.4 million, or 34.0%, from $65.8 million for the year ended December 31, 2015 to $88.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in the Americas increased by 59.5% in 2016. Operating profit margin increased from 8.3% to 12.3% for the years ended December 31, 2015 and 2016, respectively. The growth in operating profit and margin was driven by the positive $41.7 million impact of the CVI termination. Excluding this impact, operating profit decreased $19.3 million, or 29.3%, from $65.8 million for the year ended December 31, 2015 to $46.5 million in 2016 and operating profit margin decreased from 8.3% to 6.5%, as a result of lower volume, mainly from Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

EMEA

Operating profit in EMEA decreased by $7.2 million, from a loss of $0.3 million for the year ended December 31, 2015 to a loss of $7.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $7.0 million in 2016, driven by lower volumes in Telefónica and some Public Sector clients.

Finance income

Finance income decreased by $8.3 million, from $15.5 million for the year ended December 31, 2015 to $7.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance income decreased by 49.7%. The decrease in finance income was mainly due to a one-off payroll tax credit in Brazil in 2016.

Finance costs

Finance costs decreased by $16.3 million, or 21.6%, from $75.5 million for the year ended December 31, 2015 to $59.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance costs decreased by 17.3%. The decrease in finance costs was driven by a $19.9 million reversal of finance costs in 2016  related to the CVI termination.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $16.8 million, or 96.0%, from an income of $17.5 million for the year ended December 31, 2015 to an income of $0.7 million for the year ended December 31, 2016. This decrease is mainly related to the overlap in 2016 of the implementation of hedge accounting in April 1, 2015 which drove the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange loss

Net foreign exchange loss changed by $52.6 million, from $3.9 million for the year ended December 31, 2015 to $56.5 million for the year ended December 31, 2016. This loss was mainly due to the impact of foreign exchange variation on the CVI from Argentine pesos to U.S. dollars in amount of $35.4 million.

Income tax expense

Income tax expense for the years ended December 31, 2015 and 2016 was $23.2 million and $5.2 million, respectively, a decline of $18.0 million. This decline was due to lower profit before income tax in 2016 and due to the non-deductible costs/expenses recognized mainly in Mexico, Colombia and Brazil. The aggregated effective tax rate for the year ended 2016 is 60.8%. The aggregated effective tax rate for the year ended December 31, 2016 is distorted because of the contribution of losses in the holding companies to our profit before income tax. The tax expense for the year ended December 31, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level. Excluding the holding companies, the aggregated effective tax rate for the year ended December 31, 2016 is 51.3%. Higher tax expenses are primarily attributed to non-deductible expenses mainly in Colombia, Mexico and Brazil and due to the reversion of the deferred tax asset in Brazil.

Profit for the year

Profit for the years ended December 31, 2015 and 2016 was $49.1 million and $0.2 million, respectively, as result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $9.6 million, or 4.3%, from $223.3 million for the year ended December 31, 2015 to $213.7 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $27.8 million, or 11.1%, from $249.7 million for the year ended December 31, 2015 to $221.9 million for the year ended December 31, 2016. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 5.4% and Adjusted EBITDA decreased by 3.6% impacted by the decrease in Telefónica revenues in Argentina, Brazil, Mexico and Spain, partially compensated by the good performance from multisector clients and lower fixed and variable costs. In addition to that, EBITDA was positively impacted by the CVI termination of $41.7 million, which was partially offset by non-recurring costs of $42.5 million, mostly related to restructuring and site relocation costs.

Excluding the positive impact of the CVI termination, EBITDA decreased $51.3 million, or 23.0%, from $223.3 million for the year ended December 31, 2015 to $172.0 million in 2016.

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

Americas

EBITDA in the Americas increased by $17.8 million, or 17.1%, from $104.2 million for the year ended December 31, 2015 to $122.0 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $17.1 million, or 15.7%, from $109.1 million for the year ended December 31, 2015 to $92.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA increased by 37.1%, while Adjusted EBITDA decreased by 1.5%.

Excluding the positive impact of the CVI termination in amount of $41.7 million, EBITDA decreased $23.9 million, or 22.9%, from $104.2 million for the year ended December 31, 2015 to $80.3 million in 2016.

EMEA

EBITDA in EMEA decreased by $8.9 million, or 73.6%, from $12.1 million for year ended December 31, 2015 to $3.2 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $2.3 million, or 12.4%, from $18.6 million for the year ended December 31, 2015 to $16.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA decreased $8.6 million and Adjusted EBITDA decreased $1.9 million, mainly due to lower revenues from Telefónica.

B.        Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2017, the total amount of credit available to us was $104.2 million under our Revolving Credit Facility, of which remains $99.2 million undrawn as of December 31, 2017. In addition, we had cash and cash equivalents of $141.8 million.

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

As of December 31, 2017, our outstanding debt was $486.3 million, which includes $398.3 million of our 6.125% Senior Secured Notes due 2022, $21.1 million of Brazilian Debentures, $50.4 million of financing provided by BNDES, $10.5 million of finance lease payables and $6.0 million of other bank borrowings.

For the year ended December 31, 2017, our cash flow from operating activities was $114.5 million, which includes interest paid of $76.5 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $191.0 million.

Cash Flows

As of December 31, 2017, we had cash and cash equivalents of $141.8 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2014	2016	2017

Cash flows from operating activities	37.0	141.9	114.5
Cash flows used in investing activities	(67.2)	(75.1)	(90.9)
Cash flows from/(used in) financing activities	36.6	(62.7)	(84.3)
Net increase/(decrease) in cash and cash equivalents	6.4	4.2	(60.8)
Effect of changes in exchange rates	(33.8)	5.8	8.6

Cash Flows from Operating Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Cash flows from operating activities was $114.5 million for the year ended December 31, 2017 compared to $141.9 million for the year ended December 31, 2016. The decrease in cash from operating activities is mainly due to one-off impacts during 2016 in connection with MSA renegotiation, including a decrease on Telefónica DSO.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash flows from operating activities was $141.9 million for the year ended December 31, 2016 compared to $37.0 million for the year ended December 31, 2015. The increase in cash from operating activities resulted from favorable changes in working capital as a result of lower DSO (Day Sales Outstanding).

Cash Flows used in Investing Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Cash flows used in investing activities was $90.9 million for the year ended December 31, 2017 compared to cash used in investment activities of $75.1 million for the year ended December 31, 2016. The increase is mainly driven by the acquisition of Interfile in June 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash flows used in investing activities was $75.1 million for the year ended December 31, 2016 compared to $67.2 million for the year ended December 31, 2015. Cash flows used in investing activities for the year ended December 31, 2016 mainly include payments for capital expenditure of $69.9 million.

Cash Flows from/(used in) Financing Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

For the year ended December 31, 2017 cash used in financing activities was $84.3 million compared to cash used in financing activities of $62.7 million for the same period in the prior year. In August 2017, with the debt refinance process, we issued $400.0 million of new Senior Secured Notes and prepaid $300.0 million of 2020 Senior Secured Notes and $129.5 million of Brazilian Debentures. Additionally, during 2017, there were also $22.2 million of BNDES contractual amortization and $33.1 million of Brazilian Debentures prepayment. Also, in November 2017, occurred dividend payment of $25.0 million.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

Cash used in financing activities was $62.7 million for the year ended December 31, 2016 compared to cash from financing activities of $36.6 million for the year ended December 31, 2015. Cash used in financing activities during 2016 was mainly attributable to BNDES contractual amortization and Debentures amortization, including an accelerated payment of BRL100.0 million (equivalent to $30.7 million).

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of December 31, 2017,the current ratio was 2.2 times.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2017, the current ratio was 3.0 times.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2017, the current ratio was 0.4 times. This is the only ratio considered as a financial covenant.

  The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2017, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2017 ($ in millions)
Senior Secured Notes	USD	2022	6.125%	398.3
Brazilian Debentures	BRL	2023	CDI+3.75%	21.1
BNDES	BRL	2020	Tranche A: TJLP + 2.5% Tranche B: SELIC + 2.5% Tranche C: 4% Tranche D: 6% Tranche E: TJLP	50.4
Finance Lease Payables	BRL, COP, USD	2019	8.0%-12.6%	10.5
Other Borrowings	MXN	2018	11.1%	6.0
Total Debt				486.3

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued $300.0 million U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of $11.1 million recorded in finance costs in August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of $4.9 million U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., issued $400.0 million U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of $12.0 million U.S. dollars related to this new issuance are recorded at amortized cost using effective interest method.

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2017, we were in compliance with these covenants. The outstanding amount on December 31, 2017 is $398.3 million.

Revolving Credit Facility

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to 50.0 million Euro (equivalent to $60.0 million as of December 31, 2017). The Revolving Credit Facility allowed borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility). This facility would mature on July 2019. In connection with the Refinancing process, this Revolving Credit Facility was ended on August 10, 2017.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to BRL80.0 million (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $24.2 million as of December 31, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017 and was extended until March 1, 2018 and the aggregate principal amount was modified to 75.0 million Brazilian Reais. As of December 31, 2017, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On May 26, 2017, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of $12.2 million maturing on November 26, 2017 with an annual interest rate of 3.52%. In connection with the loan, Atento Brasil S.A. entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.45% over 40.0 million Brazilian Reais. As of December 31, 2017, there was no outstanding balance with Banco ABC Brasil.

On June 7, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Bradesco S.A. in an aggregate principal amount of up to 25.0 million Brazilian Reais (the “2017 Bradesco Bank Credit Certificate”), equivalent to approximately $7.6 million as of December 31, 2017. The interest rate of the 2017 Bradesco Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.29% per annum. The 2017 Bradesco Bank Credit Certificate matured on October 5, 2017. As of December 31, 2017, no amounts were released under the 2017 Bradesco Bank Credit Certificate.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to $50.0 million and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2017, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $30.0 million of commitments are available for the drawing of cash loans in Euro, Mexican Pesos (MXN) and Colombian Pesos (COP). The original borrowers under this facility are Atento Colombia S.A, Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of December 31, 2017, the outstanding amount under this facility was 99.9 million Mexican Pesos (equivalent to $5.1 million).

Brazilian Debentures

On November 22, 2012, BC Brazilco Participações, S.A. (now merged into Atento Brasil S.A.) (the “Brazilian Issuer”) entered into an indenture for the issuance of BRL915 million (equivalent to approximately $365 million) of Brazilian Debentures due December 12, 2019. The Brazilian Debentures bear interest at a rate per annum equal to the average daily rate of the One Day “over extra¬group”—DI—Interfinancial Deposits (as such rate is disclosed by CETIP S.A. —Mercados Organizados (“CETIP”), plus a spread of 3.70%.

On March 25, 2013 and June 11, 2013, Atento Brasil, S.A. repaid, in advance of the schedule date BRL71.6 million (equivalent to $35.5 million) and BRL26.4 million (equivalent to $12.3 million), respectively.

On May 12, 2014, June 26, 2014 and August 28, 2014, Atento Brasil, S.A. repaid, in advance of the schedule date, BRL34.4 million (equivalent to $15.5. million), BRL45.0 million (equivalent to $20.4 million) and BRL80.0 million (equivalent to $33.1 million), respectively of the Brazilian Debentures.

On December 12, 2016, Atento Brasil, S.A. repaid on the schedule date, BRL44.6 million (equivalent to $13.7 million) and on December 26, 2016, repaid in advance of the schedule date, BRL100.0 million (equivalent to $30.7 million).

On April 27, 2017, Atento Brasil S.A. repaid in advance of the maturity date, BRL84.7 million (equivalent to $27.0 million) of the 1st Brazilian Debentures due 2019. On August 21, 2017, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL428.4 million (equivalent to $135.9 million) plus interest accrued of BRL10.9 million (equivalent to $3.5 million) and BRL2.1 million (equivalent to $0.7 million) of penalty fee due to early repayment. In addition to the penalty fee, the remaining balance of the first Debentures issuance costs of BRL3.1 million (equivalent to $1.0 million) were recorded in finance costs during August 2017. As of December 31, 2017, there was no outstanding amount related to the Debentures due 2019.

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance of BRL70.0 million (equivalent to approximately $22.1 million) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”), plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on December 31, 2017 is $21.1 million.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of December 31, 2017, Atento Brasil S.A. was in compliance with this covenant.

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of BRL300.0 million (the “BNDES Credit Facility”), equivalent to $90.7 million as of December 31, 2017.

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

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,661	3,782	5,295	378	-	17,116
April 16, 2014	3,184	1,592	2,229	159	-	7,164
July 16, 2014	-	-	-	-	181	181
August 13, 2014	18,922	2,067	3,039	327	-	24,355
Subtotal 2014	29,767	7,441	10,563	864	181	48,816
March 26, 2015	5,550	1,388	1,970	161	-	9,069
April 17, 2015	11,101	2,775	3,939	323	-	18,138
December 21, 2015	8,729	2,176	-	-	212	11,117
Subtotal 2015	25,380	6,339	5,909	484	212	38,324
October 27, 2016	-	-	-	-	230	230
Subtotal 2016	-	-	-	-	230	230
Total	55,147	13,780	16,472	1,348	623	87,370

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2017, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22.0 million Brazilian Reais, equivalent to $6.7 million as of December 31, 2017. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, BRL6.5 million (equivalent to $2.0 million) were released under this facility.

Finance leases

The Company holds the following assets under finance leases:

As of December 31,
2017
($ in millions)	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.8
Furniture, tools and other tangible assets	6.6
Software	6.8
Total	15.3

On April 25, 2017, Atento Brasil S.A. entered in a sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL23.6 million, equivalent to approximately $7.1 million as of December 31, 2017, which will be repaid in 36 monthly installments.

On August 25, 2017, Atento Brasil S.A. entered in a new sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL4.2 million, equivalent to approximately $1.3 million as of December 31, 2017, which will be repaid in 60 monthly installments.

On October 25, 2017, Atento Brasil, S.A. entered in a new sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL4.6 million, equivalent to approximately $1.4 million as of December 31, 2017, which will be repaid in 60 monthly installments.

The present value of future finance lease payments is as follow:

2017
($ in millions)	Net carrying amount of asset
(unaudited)
Up to 1 year	4.3
Between 1 and 5 years	6.2
Total	10.5

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

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2017, 42,3% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2015, 2016 and 2017, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 99.0%, 98.1% and 98.3%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

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

	As of December 31,
($ in millions)	2015	2016	2017
Guarantees
Financial, labor-related, tax and rental transactions	141.1	166.0	156.6
Contractual obligations	100.9	154.3	165.6
Total	242.0	320.3	322.2

F.      Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other long-term liabilities as of December 31, 2017.

	As of December 31, 2017
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	475.8	42.2	34.5	397.2	1.9
Finance lease obligations	10.5	4.3	5.2	1.0	-
Derivative financial instrument	6.4	1.2	-	5.2	-
Operating lease obligations	240.1	63.2	108.6	16.3	52.1
Purchase obligations	216.6	208.5	8.1	-	-
Total Obligations	949.4	319.4	156.4	419.7	54.0

Debt obligations are comprised of debentures, bonds and interest-bearing debt (as of December 31, 2017; see Note 16 to the Atento’s consolidated financial statements). The debentures and bonds balance consist of the Senior Secured Notes and the Brazilian debentures, and interest-bearing debt mainly comprised of Brazil Banco Nacional de Desenvolvimento Economico e Social (BNDES) Credit Facility.

We enter into finance lease arrangements related to furniture, tools and other tangible assets. Our assets acquired under finance leases are located in Colombia and Peru.

The operating lease where we act as lease are mainly facilities used as call centers. These leases have various termination dates, with the latest in 2028. There were no contingent payments on operating leases recognized in the consolidated statements of operations for the year ended December 31, 2017. Further, at December 31, 2017, the payment commitment for the early cancellation of these leases amounts to $137.7 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

G.     Safe Harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Below is a list of the names and ages (as of March 31, 2018) of Atento’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Alejandro Reynal	44	Chief Executive Officer and Director
Mauricio Teles Montilha	54	Chief Financial Officer
José Ignacio Cebollero Bueno	47	Chief People Officer
Mariano Castaños Zemborain	46	Commercial Director
Virginia Beltramini Trapero	45	Legal Director
Michael Flodin	54	US Nearshore Regional Director
Mario Mota Camara (*)	56	Brazil Regional Director
Rodrigo Fernando Llaguno Carranco	43	México Director
Juan Enrique Gamé	57	South America Regional Director
José María Pérez Melber	46	Spain Director

Name	Age	Position
Francisco Tosta Valim Filho	54	Director
Melissa Bethell	43	Director
Thomas Iannotti	60	Director
Stuart Gent	46	Director
Devin O'Reilly	43	Director
David Garner	60	Director
Vishal Jugdeb	41	Director
*      Mr. Camara will be departing from the Company, and the Company expects to announce a new Brazil Regional Director once an appointment is made

Our Executive Officers

Alejandro Reynal, Chief Executive Officer and Director. Mr. Reynal has served as our Chief Executive Officer since October 2011. Mr. Reynal has served also as a member of our board of directors since September 2014. Mr. Reynal boasts a long-standing international professional career in the BPO CRM, telecommunications and consumer goods sectors. Since his appointment as Chief Executive Officer in 2011, Mr. Reynal has led Atento’s transition from a subsidiary status to an up-and-coming business in Bain Capital’s private equity portfolio, eventually emerging as a public company on the NYSE following Atento’s IPO in 2014. His successful professional career at Atento spans over fifteen years, during which time he has held leadership positions including, Atento Regional Director for EMEA and Atento Corporate Strategy Director. Most recently, Mr. Reynal has spearheaded a strategic plan to consolidate and strengthen the company's position as one of the global leaders of the BPO CRM sector while making Atento a great place to work Prior to his appointment as Chief Executive Officer in 2011, he worked at Telefónica’s Headquarters as Corporate Strategy Director for the Telefónica Group. Before his time at Telefónica, he was a Director at The Coca-Cola Company and Business Development Manager for the International Division of The Gap, Inc. He holds an MBA from Harvard Business School and a Bachelor and Master of Engineering degrees from the Georgia Institute of Technology. We believe Mr. Reynal is qualified to serve on our board of directors due to his extensive experience in the CRM BPO and telecommunications industries, corporate strategic development, financial reporting and his knowledge gained from his service on the boards of various other companies.

Mauricio Teles Montilha, Chief Financial Officer. Mauricio has an extensive career heading the finance function at companies in different industries. Before joining Atento’s team in 2013, Mauricio held the positions of CFO for SKY Brazil, CFO for Astra Zeneca Brazil, VP Financial Planning in Wal-Mart International and CFO of Philips Oral Healthcare, among others. In his long career in the field of finance, Mauricio has also held senior roles for Pillsbury, Elma Chips (Pepsico Brazil), Unilever Brazil and Arthur Andersen. Mauricio holds a Bachelor’s degree in Accounting from the Faculdade Paranaense-FACCAR and an MBA from the Armando Alvares Penteado Foundation (FAAP).

José Ignacio Cebollero Bueno, Chief People Officer. José Ignacio has extensive experience in HR, having worked in companies in the CRM/BPO, food and drinks and construction industries. After joining Atento in 2008 he held the position of HR Director for Spain and the EMEA Region until 2011, when he was appointed Atento’s Director of Human Resources, responsible for HR processes and policies, Internal Communications and Corporate Social Responsibility at the global level. During his time as Human Resources Director, Atento was named Best Place to Work in 11 countries in 2014 by the Great Place to Work Institute and was ranked in the 25 World’s Best Multinational Workplaces by the same institution. Prior to joining Atento he held HR leadership positions at Ahold Iberia, Leroy Merlin España and CMS Construcciones. Iñaki holds a Bachelor’s degree in Political Science from Universidad Complutense of Madrid, a Master in RH Management by University of California LA and a PDD (Management Development Program) from IESE in Spain.

Mariano Castaños Zemborain, Commercial Director. Mariano has an extensive and successful professional career in the CRM/BPO sector with focus on sales and marketing. His career at Atento spans over ten years and different leadership positions including Director of Sales, Marketing, New Products and Strategy for Atento Argentina, Telefonica Account Director for Atento Spain, Country Director for Atento Spain and Director of the EMEA. He is Commercial Director with global scope since 2014. Before joining our company, Mariano held managerial positions in sales and strategic alliances within the Clarin Group (DataMarkets and PRIMA). Prior to this, he developed his career within the legal services sector in Argentina. Mariano holds a degree in Law from the Universidad Catolica Argentina, a Master's degree in Company Law from Austral University, and a PDD (Management Development Program) from IESE in Spain.

Virginia Beltramini Trapero, Legal Director. Virginia has more than thirteen years of experience in management positions in the legal field, in large companies from different sectors. Prior to joining Atento, she held the position of Director of Legal Advice, at Oesia, a multinational consultancy specialized in technology, present in Spain and Latin America, where she was responsible for the legal and corporate governance of the group. Previously, she held management positions at Grupo Lar and Metrovacesa, and worked as a lawyer for 5 years at the firm EY, at its offices in Madrid and New York. She joined Atento in July 2011 and from that date until March 2017 she held the position of Corporate Legal Director. As of March 2017, she was named General Counsel and Secretary of the Board. Virginia has a degree in Law and Legal Practice and a holds a Master's Degree in Legal Business Consulting from the IE Business School.

Michael Flodin, US Nearshore Regional Director. Michael is a renowned expert in customer experience transformation and contact centers strategy at the international level. His professional career extends over twenty-five years helping companies by developing and implementing a customer-centric vision, driving operations performance, designing consolidation strategies for contact centers with business and technology components, and helping organizations to work more efficiently. Michael joined Atento in 2014 as Chief Operating Officer and as member of the company's Executive Committee; a position that he has held until he was appointed Atento US & Nearshore Regional Director in 2017. Before joining Atento, Michael spent over seventeen years with Accenture, where he held the position of Managing Partner in the Customer Relationship Management Practice and led the Global Service Operations team. Michael holds Bachelor's degrees in both Philosophy and Psychology from Flagler College in the US.

Mario Mota Camara, Brazil Regional Director. Mario Camara encompasses an extensive and successful career in the CRM/BPO industry. Mario Camara joined Atento Brazil in 2000 and has served as Telecommunications Business Director and Multi-Sector Business Director. Prior to his appointment as Atento Managing Director, he led the Banking and Financial Services business unit of Atento in Brazil. During his tenure, Atento Brazil has significantly expanded its customer base and range of services, including providing services and solutions to blue-chip banking and financial services companies in the country.

Rodrigo Fernando Llaguno Carranco, México Director. Rodrigo combines more than 15 years’ experience in leadership roles within large and medium-sized companies in Latin America with a strong focus on growth, customer services and contact centers. Before joining Atento, he held the position of Corporate Vice-President, Customer Experience at Aeromexico, where he was responsible for the customer experience strategy, service culture efforts, customer processes and analytics as well as customer care for the whole organization. From 2010 to 2016 he held the position of Vice-President, Customer Experience, at Avianca Holdings. Previously, he held leadership positions within the areas of customer services, marketing and sales in other aviation sector companies such as TACA Airlines and consumer products companies in Latin America. Rodrigo is a Chemical Engineer from the Monterrey Institute of Technology and Higher Education in Mexico, and has an MBA from Harvard Business School.

Juan Enrique Gamé, South America Regional Director. Juan boasts a successful career at companies in different business fields such as the industrial manufacturing, textile and food and drinks industries. His career at Atento began in 2002 with his appointment as Multisector Market Business Director in Atento Chile. In 2011 he was appointed Americas South Region Director, leading all the company’s activities in this region, later adding the role of Atento’s Chile Director to this position. Prior to joining Atento, Juan held senior roles at companies such as Aldeasa Chile, Calzados Gino, Caimi S.A. and Costa S.A. Juan holds a degree in Engineering from the Pontificial Catholic University of Valparaíso and a Master in Business Administration from the Adolfo Ibáñez University. He also holds a diploma in Distribution and Logistics Management from Adolfo Ibáñez University.

José María Pérez Melber, Spain Director. José María is a renowned professional with over twelve years’ general management experience in the services industry and the CRM/BPO sector in particular. He joined Atento in 2014 as Director of EMEA to lead all company activities in the region. Prior to joining Atento, Jose María Pérez worked as General Director of Operations and was a member of the Management Committee of Orange Spain, leading customer service, customer loyalty and retention, as well as billing and credit management at the company. José María was previously General Manager for Southern Europe, Latin America and North Africa for Transcom, a BPO/CRM sector company at which he worked for most of his career. Before joining Transcom, José María led marketing and customer relationships departments in the insurance sector for Mapfre and Hannover International. José María holds a degree in Business Administration from the Pontifical University of Salamanca.

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

Melissa Bethell, Director. Ms. Bethell is a Managing Director of Bain Capital, which she joined in 1999 and relocated from Boston to London in 2000 as a member of Bain Capital’s European investment team. Prior to joining Bain Capital, Mrs. Bethell worked in the Capital Markets group at Goldman, Sachs & Co., with a focus on media and technology fundraising. Mrs. Bethell received her masters in business administration with distinction from Harvard Business School and a bachelor of arts degree with honors in Economics and Political Science from Stanford University.

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

Stuart Gent, Director. Mr. Gent has served as a member of our board of directors since September 2014. Mr. Gent joined Bain Capital in 2007 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. Gent was a Managing Director of Avis UK and a member of the Avis Europe Executive Board. Previously, Mr. Gent was a Partner at Bain & Company where he worked in a variety of industries. Mr. Gent is currently on the Board of Directors of WorldPay, Brakes Bros and EWOS. Mr. Gent received a BSc from Bristol University in England.

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

David Garner, Director. From 2013 through March 2016, Mr. Garner served as executive Chairman and a member of the board of directors of BellSystem24. From 2010 through 2013, he served as Chairman and Chief Executive Officer of Sitel Worldwide. From 1998 through 2003, Mr. Garner was President and Chief Executive Officer of SHPS, Inc. Mr. Garner currently serves as a member of the board of directors of National Directory Assistance, LLC. He holds a B.A. in Technical Communications from Louisiana Tech University.

Vishal Jugdeb, Director. Mr. Jugdeb has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services. Mr. Jugdeb comes with over 15 years of experience in the financial services industry and currently acts as a board member on the holding companies of various Bain Capital investments such as Apple Leisure, Bravida, Edcon, Ideal Standard, and Ibstock. Mr. Jugdeb is a Chartered Certified Accountant and Fellow of the Association of Chartered Certified Accountants. He is also an Associate Member of the Society of Trust and Estate Practitioners.

B.     Compensation

Long-Term Incentive Plan

Effective as of October 2014, Atento adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan” or “the Plan”). The plan provides for grants of stock options, stock appreciation rights, restricted stock, other stockbased awards and other cash-based awards. Directors, officers and other employees of Atento and its subsidiaries, are eligible for grants under the Plan.

On December 3, 2014, Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  A Performance Restricted Stock Unit Award (“PRSU”).

Atento’s TRSU is a one-time award with a two-year vesting period intended to recognize the executive’s contribution in the value creation since the separation from Telefónica.

In addition, Atento has a PRSU with a three year vesting period. This vesting is subject to the Company’s performance based on Adjusted EBITDA growth and Total Shareholder Return. Atento’s PRSU seeks to retain, attract and engage key executives by aligning them with shareholders through the provision of equity and setting of strategically aligned performance measures.

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

As of October 3rd, 2016, a total of 157,925 TRSUs vested.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 886,187 RSUs).

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

The approximate aggregated annual total cash received by all non-executive Board Director and Executive Officers for the year ended December 31, 2017, was $5.2 million.

C.     Board Practices

Board of Directors Composition

Our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

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

Our Compensation Committee consists of Melissa Bethell, Stuart Gent and Thomas Iannotti. Our board of directors adopts a charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or Compensation Committee of any other company.

Code of Ethics

We have adopted a Code of Ethic (the “Code”) applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. We will provide any person, without charge, upon request, a copy of our Code. Such requests should be made in writing to the attention of our Legal Global Director at the following address: C/Santiago de Compostela, 94, 9th Floor, 28035, Madrid, Spain.

D.     Employees

For the year ended December 31, 2017, our average and period end numbers of employees, excluding internships, were 151,817 and 153,522, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2015, 2016 and 2017.

	Yearly Average
	2015	2016	2017
Brazil	90,418	78,088	78,015
Americas	61,575	63,153	63,191
EMEA	11,845	10,213	10,534
Corporate	136	147	77
Total	163,974	151,601	151,817

For the year ended December 31, 2015, an average of 85.7% of our staff had permanent employment contracts as compared to an average of 76.0% as of December 31, 2016 and 89.0% as of December 31, 2017.

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

As a result of that, we were named in 2015 one of the top 25 multinational companies globally to work for by Great Place to Work Institute. Furthermore, we have received the most country level Great Place to Work prizes in the CRM BPO industry. Because our solutions are delivered through over 150,000 of our employees, we believe that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients in-house.

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

As of December 31, 2017, we had in place collective bargaining agreements in seven countries, including Argentina, Brazil, Chile, El Salvador, Mexico, Peru and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2017, 72.8% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated on every one-to-three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2017, we agreed to raise salaries 4.0% for all employees based in São Paulo and Rio de Janeiro.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2017, a 3.3% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 2.13% increase in 2016.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2018 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of March 31, 2018. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.

As of March 31, 2018, Atento had 73,909,056 ordinary shares. The table below presents certain information of March 31, 2018, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, and (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers:

Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1)	50,364,933	68.14%
Entities affiliated with Wellington Management Group LLP(2)	6,077,495	8.22%
Executive Officers and Directors:
Alejandro Reynal(10)	21,000	0.03%
Mauricio Montilha(10)	-	-
José Ignacio Cebollero	-	-
Michael Flodin(10)	-	-
Mario Mota Camara	-	-
Rodrigo LIaguno	-	-
Juan Enrique Gamé(10)	-	-
José María Pérez Melber	-	-
Virginia Beltramini
Mariano Castaños
Francisco Tosta Valim Filho(3)(10)	-	-
Melissa Bethell(4)	-	-
Vishal Jugdeb(5)	-	-
Thomas Iannotti(6)	23,456	0.00003%
David Garner(7)	150,542	0.20%
Stuart Gent(8)	-	-
Devin O’Reilly(9)	-	-
All executive officers and directors as a group (17 persons) (10)	-	-

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

(2)

Consists of ordinary shares held by affiliates of Wellington Management Group LLP, based solely on information reported by such persons on a Schedule 13G filed with the SEC on February 8, 2018. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP each reported shared voting power over 6,077,495 ordinary shares and shared dispositive power over 6,077,495ordinary shares. Wellington Management Company LLP reported shared voting power over 5,366,072 ordinary shares and shared dispositive power over 5,366,072 ordinary shares. Such Schedule 13G indicates that these shares are owned of record by clients of one or more investment advisors directly or indirectly owned by Wellington Management Group LLP. The business address of these persons is 280 Congress Street, Boston, MA 02110.

(3)	The address for Mr. Valim is avenue Giovanni Gronchi 4864, São Paulo SP, 05724-002.
(4)	The address for Ms. Bethell is Devonshire House, Mayfair Place, London, W1J8AJ, United Kingdom.
(5)	The address for Mr. Jugdeb is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(6)	Represents the vesting of restricted stock units on January 10, 2015 and on October 1, 2016. The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.
(7)	The address for Mr. Garner is 716 Fields Lane Simpsonville, Kentucky 40067.
(8)	The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(9)	The address for Mr. O’Reilly is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(10)

Separately, Atalaya Management Gibco holds 375,518 shares, or approximately 0.508% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Company held by Atalaya Management Gibco): Alejandro Reynal (64.5%), Mauricio Montilha (8.8%) Michael Flodin (0.1%), and Juan Enrique Gamé (10.9%).

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.

B.     Related Party Transactions

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

Legal Proceedings

In March 2018, Atento Brasil S.A. a indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ)  and Social Contribution on Net Income (CSLL)  for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately $105.3 million, and was assessed by the Company’s outside legal counsel as possible loss.

We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.  Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

We are subject to claims and lawsuits arising in the ordinary course of our business. We make provision for such claims and lawsuits in our annual financial statements to the extent that losses are deemed both probable and quantifiable.

Tax Litigation

As of December 31, 2017, Atento Brasil, S.A. has 42 proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (46 in 2016). The total amount of these claims is approximately $59.4 million. According to the Company’s external attorneys, materialization of the risk event is possible.

Labor Litigation

As of December 31, 2017, Atento Brasil was party to approximately 14,750 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brasil estimates that the amount involved in these claims classified as probable is $24.3 million and as possible is $162.7 million, based on inputs from external and internal counsels as well as historical statistics.

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A. contra Administración Federal de Ingresos Públicos”, notified on February 2017, the risk qualified so far as “remote” becomes now “probable” being this contingency estimated amount of approximately $2.5 million. A formal appeal has been filed at the National Supreme Court of Justice”.

In addition, we are party to other various disputes with current and former employees in different jurisdictions.

Civil Litigation

Atento Brasil, S.A. has 8 civil lawsuits ongoing for various reasons (14 in 2016). The total amount of these claims is approximately $6.0 million ($4.9 million at December 31, 2016). According to the Company’s external attorneys, materialization of the risk event is possible.

Dividend Distributions

Although we are well capitalized and have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our Senior Secured Notes (6% of the Company’s market value) and the Brazilian Debentures, and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

B.     Significant Changes

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2017.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

Closing Price ATTO - Annual Basis

	U.S. dollars per Share
Year	High	Low	Closing
2017	12.60	7.75	10.15
2016	10.10	6.90	7.65
2015	14.38	8.82	9.74
2014	12.96	9.43	10.45

Closing Price ATTO - Quarterly Basis

	U.S. dollars per Share
2017	High	Low	Closing
Fourth Quarter	12.60	8.90	10.15
Third Quarter	12.00	11.00	11.60
Second Quarter	11.15	8.65	11.15
First Quarter	9.60	7.75	9.15

	U.S. dollars per Share
2016	High	Low	Closing
Fourth Quarter	9.10	6.90	7.65
Third Quarter	10.10	8.42	8.48
Second Quarter	9.20	7.42	8.91
First Quarter	9.49	7.08	8.19

Closing Price ATTO - Monthly Basis

	U.S. dollars per Share
Month	High	Low	Closing
April 2018 (Until April 20, 2018)	8.05	7.60	7.75
March 2018	9.60	7.80	7.80
February 2018	10.00	9.25	9.55
January 2018	10.35	9.45	9.75
December 2017	10.15	9.65	10.15
November 2017	12.60	8.90	9.70
October 2017	12.25	11.15	12.20

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

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 4, rue Lou Hemmer, L-1748 Luxembourg Findel, Grand Duchy of Luxembourg.

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

Share Capital

As of December 31, 2017, our issued share capital amounts to €33,304.18, represented by 73,909,056 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

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

Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders register. Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be affected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholder register any transfer affected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

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

Pre-Emptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting which adopted the authorized capital of the Company in the Recueil électronique des sociétés et associations in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such pre-emptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•     prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•     the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•     only fully paid up shares may be repurchased.

The general meeting of shareholders authorized on September 29, 2014 the board of directors to repurchase shares representing up to 20% of the issued share capital immediately after the closing of this IPO. The authorization is valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the Company under the conditions set forth in Article 430-15 of the Luxembourg Corporate Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be paid shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction).

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

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of Atento, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

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

Amendment to the Articles of Association

Shareholder Approval Requirements

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two thirds (2/3) of the votes cast at such extraordinary general meeting of shareholders.

Formalities

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Demerger

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Similarly, a demerger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

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

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid up, the management reports and the auditor’s report.

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

The general shareholders’ meeting elects’ directors and decides their respective terms. Under Luxembourg law, directors may be re-elected but the term of their office may not exceed 6 years. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a simple majority of votes cast at a general meeting of shareholders. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) and a solidarity surcharge (contribution au fonds pour l’emploi) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal) and a solidarity surcharge (contribution au fonds pour l’emploi) on its worldwide income from Luxembourg or foreign sources. Luxembourg corporate holders may also be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies and taxes. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares of the Company other than a Luxembourg Holder.

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 45.78% in 2017 and 2018).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follow:

•     within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 45.78%);

•     after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 27.08% for the fiscal year ending 2017 and 26.01% for the fiscal year ending 2018 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law and by the Grand Ducal Decree of December 21, 2001 subject to anti-abuse rules and to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

Subject to any applicable tax treaty, an individual non-Luxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner or underage children) directly or indirectly held more than 10% of the capital of the Company, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition). If we and a U.S. relevant holder are eligible for the benefits of the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Luxembourg-U.S. Treaty”), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment or permanent representative of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the Luxembourg-U.S. treaty, we expect to be eligible for the benefits of the Luxembourg-U.S. Treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which or whom the shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to anti-abuse rules and to the fulfillment of the conditions set out therein.

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

A minimum net wealth tax is levied on Luxembourg corporate holders. For entities for which the sum of fixed financial assets, transferable securities and cash at bank exceeds 90% of their total gross assets and EUR 350,000, the minimum net wealth tax is set at EUR 4,815. For all other Luxembourg corporate holders which do not fall within the scope of the EUR 4,815 minimum net wealth tax, the minimum net wealth tax ranges from EUR 535 to EUR 32,100, depending on the Luxembourg corporate holders’s total gross assets.

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

The Atento Group’s activities are exposed to market risks: (foreign currency risk and interest rate risk). The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuations in interest rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2017, 12.8% of financial debt with third parties (excluding the effect of financial derivative instruments) bore interests at variable rates, while at December 31, 2016 this amount was 40.6%. In 2016 and 2017 the greatest exposure was to the Brazilian CDI rate.

As of December 31, 2017, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled a derivative liability of $1.2 million ($1.3 million derivative asset as of December 31, 2016), which was recorded as a financial liability. Based on our total indebtedness of $486.3 million as of December 31, 2017 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by $1.6 million.

The Atento Group’s policy is to monitor exposure to this risk. In that regard, as described in Note 14 of the consolidated financial statements, the Atento Group has arranged interest rate swaps that have the economic effect of converting floating rate borrowing into loans at fixed interest rates. The table below shows the impact of a +/-10 basis points variation in the CDI interest rate curves on fair value of these derivatives.

Thousands of U.S. dollars
INTEREST RATE	2017
FAIR VALUE	(1,212)
0.10%	(1,174)
-0.10%	(1,248)

Foreign currency risk

Our foreign currency risk arises from our local currency revenues, receivables and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of December 31, 2017, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled an asset of $3.0 million (asset of $76.0 million as of December 31, 2016).

Upon issuance of the Senior Secured Notes due 2022 issued in U.S. dollars, we entered into new cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais.

The table below shows the impact of a +/-10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2017
FAIR VALUE	3,037
0.10%	2,718
-0.10%	3,838

For additional information on the interest rate risk and foreign currency risk, see Notes 4 and 14 to our consolidated financial statements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of December 31, 2017, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2017.

C.     Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017 dated April 26, 2018 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D.     Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2017 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total feeds for services performed in 2016 and 2017 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young.

	Thousands of U.S. dollars
	2016	2017

Audit-fees (*)	1,818	1,812
Audit-related fees (**)	-	654
Total	1,818	2,466

(*) Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC), local statutory audits of subsidiaries of the Atento Group.

(**) Audit-related fees: includes fees related to issue comfort letters in connection with the notes and secondary offerings in 2017.

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

ITEM 18. FINANCIAL STATEMENTS

Consolidated financial statements of Atento S.A. are filed as part of this Annual Report.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)     List of Exhibits

Exhibit Number	Description
1.1

Amended and Restated Articles of Association of Atento S.A., incorporated by reference to Exhibit 1.1 to Atento S.A.’s Amendment No. 1 to Annual Report on Form 20-F (File No. 001-36671), initially filed on April 20, 2016.

2.1

Indenture, dated as of August 10, 2017, among Atento Luxco 1 S.A., the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as collateral agent, incorporated by reference to Exhibit 4.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.

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

4.5

Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, and as amended by Amendment Agreement No.2 dated November 10, 2016, incorporated by reference to Exhibit 10.6 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.**

4.6

Super Senior Revolving Credit Facilities Agreement, dated as of August 8, 2017, among Atento Luxco 1 S.A., the guarantors party thereto, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., as arrangers, Banco Bilbao Vizcaya Argentaria, S.A., as agent, and Wilmington Trust (London) Limited, as security agent, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.

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

4.15

Amendment Agreement No. 2, dated as of November 8, 2016, to the Master Services Agreement, by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A., dated as of December 11, 2012, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on November 10, 2016.**

8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.*

11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed herewith.

**   Application has been granted by the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: April 26, 2018
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2005.

São Paulo, Brazil,

April 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on Internal Control over Financial Reporting

We have audited Atento S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atento S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil,

April 26, 2018

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2016	2017
NON-CURRENT ASSETS		802,944	764,127

Intangible assets	6	226,553	230,104
Goodwill	7	146,015	153,144
Property, plant and equipment	9	165,270	152,195
Non-current financial assets		138,950	90,076
Trade and other receivables	13	20,911	21,677
Other non-current financial assets	12	40,565	60,222
Derivative financial instruments	14	77,474	8,177
Other taxes receivable	20c)	7,815	7,282
Deferred tax assets	20b)	118,341	131,326

CURRENT ASSETS		574,674	566,178

Trade and other receivables		373,047	410,534
Trade and other receivables	13	350,902	388,565
Current income tax receivable	20c)	22,145	21,969
Other taxes receivable	20c)	6,452	12,072
Other current financial assets	12	1,140	1,810
Cash and cash equivalents	15	194,035	141,762

TOTAL ASSETS		1,377,618	1,330,305

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2016	2017
TOTAL EQUITY		430,203	377,839
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		(718)	9,476
OWNERS OF THE PARENT COMPANY		430,921	368,363

Share capital	19	48	48
Reserve for acquisition of non-controlling interest	19	(1,057)	(23,531)
Share premium		639,435	639,435
Retained losses		(53,598)	(94,535)
Translation differences		(193,529)	(170,063)
Hedge accounting effects		35,521	9,594
Stock-based compensation		4,101	7,415
NON-CURRENT LIABILITIES		598,808	582,870

Deferred tax liabilities	20b)	45,597	43,942
Debt with third parties	17	480,359	439,731
Derivative financial instruments	14	184	5,140
Provisions and contingencies	21	69,895	61,186
Non-trade payables	18	618	8,094
Option for the acquisition of non-controlling interest		1,057	23,752
Other taxes payable	20c)	1,098	1,025

CURRENT LIABILITIES		348,607	369,596

Debt with third parties	17	54,576	46,560
Derivative financial instruments	14	-	1,212
Trade and other payables		279,313	302,756
Trade payables	18	75,268	94,078
Income tax payables	20c)	4,030	8,058
Other taxes payables	20c)	68,800	86,166
Other non-trade payables	18	131,215	114,454
Provisions and contingencies	21	14,718	19,068
TOTAL EQUITY AND LIABILITIES		1,377,618	1,330,305

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2015, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2015 (*)	2016 (*)	2017
Revenue	22a)	1,949,883	1,757,498	1,921,311
Other operating income	22b)	4,325	5,880	16,437
Other gains and own work capitalized (1)		-	41,748	372
Operating expenses:
Supplies	22c)	(77,604)	(65,598)	(74,899)
Employee benefit expenses	22d)	(1,410,526)	(1,309,901)	(1,429,076)
Depreciation	22e)	(50,077)	(46,448)	(49,226)
Amortization	22e)	(51,430)	(50,916)	(55,195)
Changes in trade provisions		(1,319)	(1,902)	(627)
Other operating expenses	22f)	(241,478)	(214,015)	(236,648)
OPERATING PROFIT		121,774	116,346	92,449

Finance income	22g)	15,459	7,188	7,858
Finance costs (1)	22g)	(75,469)	(59,151)	(78,145)
Change in fair value of financial instruments	22g)	17,535	675	230
Net foreign exchange loss (1)	22g)	(3,919)	(56,494)	(23,427)
NET FINANCE EXPENSE		(46,394)	(107,782)	(93,484)
PROFIT/(LOSS) BEFORE INCOME TAX		75,380	8,564	(1,035)
Income tax expense	20a)	(23,150)	(5,207)	(12,533)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		52,230	3,357	(13,568)
LOSS FROM DISCONTINUED OPERATIONS (**)		(3,082)	(3,206)	-
PROFIT/(LOSS) FOR THE YEAR		49,148	151	(13,568)
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		49,148	65	(16,790)
NON-CONTROLLING INTEREST		-	86	3,222
PROFIT/(LOSS) FOR THE YEAR		49,148	151	(13,568)
EARNINGS/(LOSS) PER SHARE:
Basic earnings/(loss) per share from continuing operations (in U.S. dollars)	24	0.71	0.05	(0.18)
Basic loss per share from discontinued operations (in U.S. dollars)	24	(0.04)	(0.04)	-
Diluted earnings/(loss) per share from continuing operations (in U.S. dollars)	24	0.70	0.05	(0.18)
Diluted loss per share from discontinued operations (in U.S. dollars)	24	(0.04)	(0.04)	-

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of 41,749 thousand U.S. dollars was recognized in "Other gains and own work capitalized", the interest reversal of 19,936 thousand U.S. dollars was recognized in "Finance costs" and the loss of 35,373 thousand U.S. dollars on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(*) Exclude discontinued operations - Morocco.
(**) Discontinued operations did not generate any income tax expense.
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2015, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2015	2016	2017
Profit/(loss) from continuing operations	52,230	3,357	(13,568)
Loss from discontinued operations (*)	(3,082)	(3,206)	-
Profit/(loss) for the year	49,148	151	(13,568)

Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Cash flow/net investment hedge	18,955	13,971	(26,329)
Tax effect on hedge	314	2,921	402
Translation differences	(137,474)	15,701	22,934
Other comprehensive (loss)/income	(118,205)	32,593	(2,993)
Total comprehensive (loss)/income	(69,057)	32,744	(16,561)
Total comprehensive (loss)/income attributable to:
Owners of the parent	(69,057)	32,652	(19,251)
Non-controlling interest	-	92	2,690
Total comprehensive (loss)/income	(69,057)	32,744	(16,561)

(*) Exclude discontinued operations - Morocco.
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2015, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2015	48	639,435	-	(102,811)	(71,750)	(640)	584	464,866	-	464,866
Comprehensive income/(loss) for the period	-	-	-	49,148	(137,474)	19,269	-	(69,057)	-	(69,057)
Profit for the year	-	-	-	49,148	-	-	-	49,148	-	49,148
Other comprehensive income/(loss), net of taxes	-	-	-	-	(137,474)	19,269	-	(118,205)	-	(118,205)
Stock-based compensation	-	-	-	-	-	-	1,982	1,982	-	1,982
Balance at December 31, 2015	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the year	-	-	-	65	15,695	16,892	-	32,652	92	32,744
Profit for the year	-	-	-	65	-	-	-	65	86	151
Other comprehensive income/(loss), net of taxes	-	-	-	-	15,695	16,892	-	32,587	6	32,593
Reserve for acquisition of non - controlling interest	-	-	(1,057)	-	-	-	-	(1,057)	-	(1,057)
Stock-based compensation	-	-	-	-	-	-	1,535	1,535	-	1,535
Non-controlling interest	-	-	-	-	-	-	-	-	(810)	(810)
Balance at December 31, 2016	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203
Comprehensive income/(loss) for the year	-	-	-	(16,790)	23,466	(25,927)	-	(19,251)	2,690	(16,561)
Loss for the year	-	-	-	(16,790)	-	-	-	(16,790)	3,222	(13,568)
Other comprehensive income/(loss), net of taxes	-	-	-	-	23.466	(25,927)	-	(2,461)	(532)	(2,993)
Dividends	-	-	-	(24,147)	-	-	-	(24,147)	(332)	(24,479)
Reserve for acquisition of non - controlling interest	-	-	(22,474)	-	-	-	-	(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	3,314	3,314	-	3,314
Non-controlling interest	-	-	-	-	-	-	-	-	7,836	7,836
Balance at December 31, 2017	48	639,435	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2015	2016	2017
Operating activities
Profit/(loss) before income tax		72,933	8,564	(1,035)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	22e)	102,858	97,364	104,421
Impairment losses		1,230	1,902	627
Changes in provisions		344	20,312	4,364
Grants released to income	22b)	(626)	(673)	(860)
Net losses on disposal of fixed assets		703	1,063	4,106
Finance income	22g)	(15,459)	(7,188)	(7,858)
Finance costs	22g)	75,682	59,151	78,145
Net foreign exchange differences	22g)	3,979	56,494	23,427
Change in fair value of financial instruments	22g)	(17,535)	(675)	(230)
Changes in other gains/(losses) and own work capitalized		1,080	(49,540)	2,422
		152,256	178,210	208,562

Changes in working capital:
Changes in trade and other receivables		(74,366)	62,409	(31,486)
Changes in trade and other payables		(14,321)	22,004	11,507
Other payables		(19,614)	(16,264)	(7,947)
		(108,301)	68,149	(27,926)

Interest paid		(66,178)	(73,168)	(76,496)
Interest received		17,760	3,683	49,014
Income tax paid		(16,212)	(24,294)	(20,587)
Other payments		(15,280)	(19,198)	(17,080)
		(79,910)	(112,977)	(65,149)
Net cash flows from operating activities		36,978	141,946	114,452
Investing activities
Payments for acquisition of intangible assets		(15,137)	(30,000)	(28,439)
Payments for acquisition of property, plant and equipment		(81,310)	(39,851)	(48,423)
Acquisition of subsidiaries, net of cash acquired	5	-	(8,638)	(14,512)
Proceeds from sale of PP&E and intangible assets		2,386	978	431
Disposals of financial instruments		26,866	-	-
Proceeds from sale of subsidiaries		-	2,435	-
Net cash flows used in investing activities		(67,195)	(75,076)	(90,943)
Financing activities
Proceeds from borrowings from third parties		38,739	235	474,465
Repayment of borrowings from third parties		(2,101)	(62,930)	(534,460)
Dividends paid		-	-	(24,353)

Net cash flows from/(used in) financing activities	36,638	(62,695)	(84,348)
Net increase/(decrease) in cash and cash equivalents	6,421	4,175	(60,839)
Foreign exchange differences	(33,841)	5,840	8,566
Cash and cash equivalents at beginning of period	211,440	184,020	194,035
Cash and cash equivalents at end of period	184,020	194,035	141,762

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

(In thousands of U.S. dollars, unless otherwise indicated)

1)    COMPANY ACTIVITY AND CORPORATE INFORMATION

(a)     Description of business

Atento S.A. (the “Company”) and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (“Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (“CRM”) sector is in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by the Atento Group (the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (“AIT”). The Venezuelan based subsidiaries of the group headed by AIT, and AIT , except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

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

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares are traded on NYSE under the symbol “ATTO”.

2)   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) prevailing at December 31, 2017. The consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value.

The consolidated financial statements have been approved by the Board of Directors (the “Board”) and Audit Committee of the Company, Atento S.A. in Luxembourg on April 19, 2018. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments.

The preparation of financial statements under IFRS as issued by the IASB requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group’s accounting policies. Note 3r discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars, unless otherwise indicated.

b) Comparative information

The main changes are:

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco. In accordance with IFRS 5 the results of the operations in Morocco are presented in consolidated statements of operations as discontinued operations for the years ended December 31, 2016 and 2015.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired control of Interfile Serviços de BPO Ltda. and of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, the Company expects to be able to expand the capabilities in the financial services sector, especially in credit origination, accelerate the penetration into higher value-added solutions, strengthen the leadership position in the Brazilian market and facilitate the expansion of the credit origination sector into other Latin American markets. See more details of this acquisition in Note 5.

c) Consolidated statements of cash flows

The consolidated statements of cash flows has been prepared using the indirect method pursuant to IAS 7, “Statement of Cash Flow”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

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

Intercompany transactions, balances and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except those arisen from exchange variations. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Atento Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income/(loss), statement of changes in equity and financial position, respectively.

(ii) Business combinations and goodwill

The Atento Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets acquired, the liabilities assumed vis-à-vis the former owners of the acquire, and any equity instruments therein issued by the Atento Group. The consideration transferred includes the fair value of any asset or liability resulting from any contingent consideration.

Any contingent consideration to be transferred by the Atento Group is recognized at its fair value as of the acquisition date. Subsequent changes in the fair value of any contingent consideration deemed an asset or a liability are recognized in the statements of operations or as a change in other comprehensive income/(loss), in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Contingent consideration classified as equity is not remeasured, and any subsequent settlement thereof is also recognized in equity. Costs related to the acquisition are recognized as expenses in the year in which they are incurred.

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are initially measured at fair value as of the acquisition date.

Goodwill is initially measured as any excess of the total consideration paid over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the aggregate consideration transferred, the difference is recognized in the statements of operations as a gain or bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is tested for impairment annually or whrenever if there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations, and may not be reversed (see Note 3h).

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

c)       Foreign currency translation

The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:

•  Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

•  Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

•  Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

•  Retained earnings are translated at historical exchange rates.

•  All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments to net assets arising from the acquisition of a foreign company are considered to be assets and liabilities of the foreign company and are translated at year-end exchange rates. Exchange differences arising are recognized in other comprehensive income/(loss).

d)       Foreign currency transactions

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation date, in the case of items being remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income/(loss).

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on cash flows and net investment hedge that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognised in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognised in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the date of recognition.

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

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under “Amortization”.

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer bases

Customer bases acquired in a business combination are recognised at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer bases relate to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations indicated in Note 5.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight line basis over its useful life, generally estimated to be between three and five years. Maintenance cost of software is expensed as incurred.

Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:

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

Acquisition costs include, when appropriate, the initial estimates of decommissioning, withdrawal and site reconditioning costs when the Atento Group is obliged to bear this expenditure as a condition of using the assets. Repairs that do not prolong the useful life of the assets and maintenance costs are recognized directly in the statements of operations. Costs that prolong or improve the life of the asset are capitalized as an increase in the cost of the asset.

Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

The Atento Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its period-end recoverable amount whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient future revenue. The impairment allowance is reversed if the factors giving rise to the impairment cease to exist.

The depreciation charge for items of property, plant and equipment is recognized in the consolidated statements of operations under “Depreciation”.

Depreciation is calculated on a straight line basis over the useful life of the asset applying individual rates to each type of asset, which are reviewed at the end of each reporting period.

The useful lives generally used by the Atento Group are as follow:

Years of useful life
Buildings	5 - 40
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8

h) Impairment of non-current assets

The Atento Group assesses as of each reporting date whether there is an indicator that a non-current asset may be impaired. If any such indicator exists, or when annual impairment testing for an asset is required (e.g. goodwill), the Atento Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use. In assessing the value in use, the estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to its recoverable amount, and the resulting loss is recognized in the statements of operations. Future depreciation/amortization charges are adjusted to reflect the asset’s new carrying amount over its remaining useful life. Management analyzes the impairment of each asset individually, except in the case of assets that generate cash flow which are interdependent on those generated by other assets (cash generating units – “CGU”).

The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Loans and receivables include fixed-maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the statements of operations is measured as the difference between the carrying amount and the present value of estimated future cash flow (without taking into account future losses), discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated statements of operations.

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

Financial liabilities

Debt with third parties (Borrowing)

Debt with third parties is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Debt with third parties is considered to be non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

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

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

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

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income in the cash flow hedge reserve in equity. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, any gain or loss on the hedging instrument that was previously recognized directly in equity is recycled from reserves into the statements of operations in the same period(s) in which the financial asset or liability affects profit or loss.

Net investment hedges

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.

k) Share capital

The ordinary shares of the Company are classified in equity (see Note 19).

Issuance costs directly attributable to the issuance of new shares or options are deducted from the proceeds raised in equity, net of the tax effect.

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

When the Atento Group is virtually certain that some or all of a provision is to be reimbursed, for example under an insurance contract, a separate asset is recognized in the statement of financial position, and the expense relating to the provision is recorded in the statements of operations, net of the expected reimbursement.

Provisions are measured at the present value of expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks inherent to the obligation. Any increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities represent possible obligations to third parties, and existing obligations that are not recognized, given that it is not likely that an outflow of economic resources will be required in order to settle the obligation or because the amount cannot be reliably estimated. Contingent liabilities are not recognized on the consolidated statement of financial position unless they are recorded as part of a business combination.

m) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but so far only five types of restricted stock units (“RSUs”) have been granted to selected employees, being two on December 3, 2014, two on July 1, 2016 and one on July 3, 2017.

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

At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the statements of operations, with a corresponding adjustment to equity.

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

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o) Revenue and expenses

Revenue and expenses are recognized on the statements of operations on an accruals basis, i.e. when the services are rendered, regardless of when actual payment or collection occurs.

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

Services revenues are recognized when services are rendered, when the revenue and costs of the services contract, can be reliably estimated, and it is probable that the related receivables will be recovered.

The Atento Group obtains revenue mainly from services provided to customer, recognizing the revenue when the call center services are performed or when certain contact center consulting work is carried out.

Expenses are recognized in the statements of operations an accrual basis, regardless of when actual payment or collection occurs.

The Atento Group’s incorporation, start-up and research expenses, as well as expenses that do not qualify for capitalization under IFRS, are recognized in the consolidated statements of operations when incurred and classified in accordance with their nature.

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

q) Leases (as lessee)

The Atento Group rents certain properties. Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statements of operations on a straight line basis over the lease term.

Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item are treated as finance leases. Finance leases are capitalized as an asset at the inception of the lease period and classified according to their nature. Finance leases are capitalized at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments are proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the statements of operations over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

r) Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

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

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

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

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

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

The details of Atento Group subsidiaries at December 31, 2017 are as follow:

Name	Registered address	Line of business	% interest	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	Atento Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atalaya Luxco 3. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	90 10	Atalaya Luxco 2. S.à.r.l. Atalaya Luxco 3. S.à.r.l.
Global Rossolimo. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España S.A.U.

Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83,3333 (Class A) 16,6667 (Class B)	Atento B.V. Atento Holding Chile. S.A.
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871 0.00424 0.00854 5.00427 0.00424	Atento B.V. Atento Servicios Auxiliares de Contact Center. S.L.U. Atento Servicios Técnicos y Consultoría. S.L.U. Atento Teleservicios España. S.A.U. Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999 0.0001	Atento B.V. Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99 0.01	Atento Holding Chile. S.A. Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999 0.001	Atento Spain Holdco 4. S.A.U. Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	81.4885 9.25 9.25	Atento Brasil. S.A. Flávio Luiz Rossetto Jorge Luiz Rossetto
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966 0.004	Atento Spain Holdco 5. S.L.U. Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998 0.002	Atento Mexico Holdco S. de R.L. de C.V. Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998 0.002	Atento Mexico Holdco S. de R.L. de C.V. Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999 0.0001	Atento Mexico Holdco S. de R.L. de C.V. Atento El Salvador S.A. de C.V.

Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999 0.00001	Atento Centroamérica. S.A. Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054 92.5946	Atento Centroamerica. S.A. Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35 95.65	Atento Centroamerica. S.A. Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999 0.0001	Atento Mexico Holdco S. de R.L. de C.V. Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	Nova Interfile e Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	Nova Interfile e Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	100	Atento Brasil. S.A.

At December 31, 2015, 2016 and 2017, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

t) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing on or after January 1, 2017:

•         Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12; and

•         Disclosure Initiative – Amendments to IAS 7.

The adoption of these amendments did not have any material impact on the current period or any prior period and is not likely to affect future periods.

u) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2017 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below:

Title of standard	IFRS 9 Financial Instruments
Nature of change

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on January 1, 2018:

Financial assets

The Company’s loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

Impact

We also expect no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL as per IFRS 9.

Accordingly, the Atento Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

Financial liabilities

There will be no impact on the Atento Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Atento Group does not have such liabilities other than derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and will be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Atento Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Atento Group’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Atento Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Management does not expect a significant increase in the credit losses, as well as losses on investments held at amortized cost.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Atento Group’s disclosures about its financial instruments particularly in 2018.

Mandatory application date/ Date of adoption by the Group

Must be applied for financial years commencing on or after January 1, 2018.

The Group will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

Impact

Management has assessed the effects of applying the new standard on the Atento Group’s financial statements and has identified the following services that are likely to be affected:

ü  Accounting for certain costs incurred in fulfilling a contract – certain costs which are currently expensed may need to be recognised as an asset under IFRS 15.

ü  Variable consideration – IFRS 15 establishes that the Atento Group includes in the transaction price of services the amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Some contracts with customer may be impacted for this requirement due to the existence of clauses containing service level requirements, trade discounts, penalties or volume rebates. This could result in different amounts being recognized and/or delay the recognition of a portion of the revenue.

ü  Presentation disclosure - IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Atento Group’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. The Atento Group is reassessing its systems, internal controls, policies and procedures necessary to collect and disclose the required information.

The Atento’s Group continue to evaluate customer contracts to determine the estimated variable consideration as disclosed above. Based on the assessment conducted in 2017, the Company and its subsidiaries do not foresee a significant impact through the adoption of IFRS 15.

Mandatory application date/ Date of adoption by the Group	The Group intends to adopt the standard using the modified retrospective approach as of January 1, 2018 and the comparatives will not be restated.

Title of standard	IFRS 16 Leases
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

Impact

The standard will affect primarily the accounting for the Atento Group’s operating leases. As at the reporting date, the Atento Group has operating lease commitments of 240,113 thousand U.S. dollars. However, the Atento Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Atento Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by group	Mandatory for financial years commencing on or after January 1, 2019. At this stage, the Atento Group does not intend to adopt the standard before its effective date.

Title of standard	IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2
Key requirements

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas:

ü  the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction;

ü  the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and

ü  accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

Mandatory application date/ Date of adoption by group

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted.

Expected date of adoption by the Atento Group is January 1, 2018.

Title of standard	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration
Key requirements

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Mandatory application date/ Date of adoption by group

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognised on or after:

(i) The beginning of the reporting period in which the entity first applies the interpretation; or

(ii) The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed.

Expected date of adoption by the Atento Group is January 1, 2018.

Title of standard	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment
Key requirements

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

·       Whether an entity considers uncertain tax treatments separately;

·       The assumptions an entity makes about the examination of tax treatments by taxation authorities;

·       How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

·       How an entity considers changes in facts and circumstances.

Mandatory application date/ Date of adoption by group

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply interpretation from its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

4)   MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group’s activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuations in interest rates. As of December 31, 2017, 12.8% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 40.6% as of December 31, 2016.

The Atento Group’s policy is to monitor the exposure to interest at risk. As described in Note 14, the Atento Group has entered to interest rate swaps that have the economic effect of converting floating-rate borrowings into fixed interest rate borrowings.

As of December 31, 2017, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 1,212 thousand U.S. dollars (1,330 thousand U.S. dollars financial asset as of December 31, 2016), which was recorded as a financial liability. Based on the total indebtedness of 486,291 thousand U.S. dollars as of December 31, 2017 and not taking into account the impact of the interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 1,648 thousand U.S. dollars (2,353 thousand U.S. dollars as of December 31, 2016).

The table below shows the impact of a +/-10 basis points variation in the CDI interest rate curves on these derivatives.

Thousands of U.S. dollars
INTEREST RATE	2017
FAIR VALUE	(1,212)
0.10%	(1,174)
-0.10%	(1,248)

Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the subsidiary.

Upon issuance of the Senior Secured Notes due 2022 denominated in U.S. dollars, we entered into new cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars for an amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais.

The table below shows the impact of a +/-10 basis points variation in the interest rate curve on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2017
FAIR VALUE	3,037
0.10%	2,718
-0.10%	3,838

As of December 31, 2017, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled an asset of 3,037 thousand U.S. dollars (asset of 75,960 thousand U.S. dollars as of December 31, 2016).

2016	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	244	817,344	272	-	-	-	10%	2,846.7435699	287	45	-	-
Euro - Dirham Moroccan	252	2,848	281	-	-	-	10%	9.6064349	297	47	-	-
Euro - Peruvian Nuevos Soles	64	241	72	-	-	-	10%	3.1838036	76	12	-	-
Euro - USD	3,515	3,705	3,705	-	-	-	10%	0.9486900	3,905	412	-	-
Chilean Pesos – USD	212	-	-	-	-	-	10%	0.0013487	235	-	-	-
Mexican Pesos – USD	6	-	-	-	-	-	10%	0.0436482	-	-	-	-
Brazilian Reais – USD	6	2	2	-	-	-	10%	0.2761499	7	-	-	-
Guatemalan Quetzal – USD	2,442	325	325	-	-	-	10%	0.1196470	2,713	36	-	-
Colombian Pesos – USD	590,271	197	197	-	-	-	10%	0.0002999	655,857	22	-	-
Peruvian Nuevos Soles - USD	23,484	6,998	6,998	5,138	1,531	1,531	10%	0.2681764	26,094	778	5,709	(170)
United States Dolar - Euro	11,068	10,500	11,068	-	-	-	10%	0.8538089	12,298	1,230	-	-
United States Dolar - MXN	79	1,627	79	-	-	-	10%	18.5574600	88	9	-	-
Chilean Pesos – Euro	292	-	-	-	-	-	10%	0.0012795	324	-	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

2017	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	253	904,880	303	-	-	-	10%	3,220.8400800	281	34	-	-
Euro - Dirham Moroccan	527	5,915	632	-	-	-	10%	10.1000968	586	70	-	-
Euro - Peruvian Nuevos Soles	37	144	44	-	-	-	10%	3.5025557	41	5	-	-
Euro - USD	2,999	3,597	3,597	-	-	-	10%	1.0793700	3,332	400	-	-
Chilean Pesos – USD	7,982	13	13	-	-	-	10%	0.0014629	8,875	1	-	-
Mexican Pesos – USD	970	-	49	-	-	-	10%	0.0457715	-	(49)	-	-
Brazilian Reais – USD	27	8	8	-	-	-	10%	0.2720677	30	1	-	-
Guatemalan Quetzal – USD	82	11	11	-	-	-	10%	0.1225362	91	1	-	-
Colombian Pesos – USD	610,695	205	205	-	-	-	10%	0.0003016	678,550	23	-	-
Peruvian Nuevos Soles - USD	26,358	8,123	8,123	5,822	1,794	1,794	10%	0.2773498	29,287	903	6,469	(199)
United States Dolar - Euro	8	6	8	-	-	-	10%	0.7504378	9	1	-	-
United States Dolar - MXN	10	202	10	-	-	-	10%	17.6966100	11	1	-	-
Chilean Pesos – Euro	132,016	179	215	-	-	-	10%	0.0012198	146,423	20	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13).

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

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets (see Notes 11 to 15). The Atento Group holds no guarantees as collection insurance. As disclosed in Note 23, the Atento Group carries out significant transactions with the Telefónica Group, which represents 39.2% in 2017 and 33.7% in 2016.

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16.

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

As indicated in Note 17, among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, Atento Brasil S.A. must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net financial debt with third parties at December 31, 2016 and 2017 is as follow:

	Thousands of U.S. dollars
	2016	2017
Senior Secured Notes (Note 17)	303,350	398,346
Brazilian bonds - Debentures (Note 17)	156,596	21,055
Bank borrowings (Note 17)	71,353	56,392
Finance lease payables (Note 17)	3,636	10,498
Less: Cash and cash equivalents (Note 15)	(194,035)	(141,762)
Net financial debt with third parties	340,900	344,529

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

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2016 and 2017 are classified in Level 2. No transfers were carried out between the different levels during the period.

The assets measured at fair value are the derivative financial instruments. The liabilities measured at fair value are the derivative financial instruments and the options for acquisitions of NCI.

5) BUSINESS COMBINATIONS

a)   RBrasil Soluções S.A.

On September 2, 2016, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 81.49%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil.

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

The fair value in U.S.dollars of identifiable assets acquired and liabilities assumed of RBrasil on the date of acquisition is as follows:

Thousands of U.S. dollars
Assets
Cash and cash equivalents	315
Accounts receivable	2,273
Escrow account	2,884
Deferred taxes assets	2,079
Other credits	679
Property, plant and equipment	491
Intangibles (b)	2,628

Liabilities
Other obligations	(2,932)
Provisions for legal proceedings and contingent liabilities	(13,105)
Total net liabilities assumed at fair value	(4,688)
Non-controlling interest measured at fair value	928
Goodwill on acquisition	15,214
Total of the consideration	11,454

Purchase price consideration
Consideration paid	8,953
Contingent consideration	2,501
Total consideration	11,454

Analysis of the cash flow of the acquisition
Consideration paid	8,953
Net cash acquired	(315)
Outflow cash, net (a)	8,638

(a)     Included in the cash flow from investing activities

(b)     Refer to customer base, non-compete agreement, backlog and database identified as part of the purchase price allocation.

The acquisition transaction costs totaling 890 thousand Brazilian Reais (273 thousand U.S. dollars) were recognized in the statements of operations.

Since the acquisition date, RBrasil contributed to the Company with revenues of 5,951 thousand U.S. dollars and pre-tax profit of 858 thousand U.S. dollars. If the acquisition had occurred on January 1, 2016, the contribution of net revenues and pre-tax result in the Company’s consolidated financial statements for the year ended December 31, 2016, would amount 18,392 and (2,254) thousand U.S. dollars, respectively.

Guarantees

The amount equivalent to 9,400 Brazilian Reais (2,884 thousand U.S. dollars) of the consideration transferred to the sellers that no longer are shareholders of RBrasil was transferred to an escrow account in order to guarantee payment for any loss that is indemnifiable by them.

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

b)   Nova Interfile Holding Ltda

On June 9, 2017, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 50,00002% of Interfile Serviços de BPO Ltda. and 50,00002% of Interservicer – Serviços em Crédito Imobiliário Ltda, (“Interfile”) leading providers of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

The total amount paid for this acquisition was 14,664 thousand U.S. dollars, net of cash acquired.

Valuations were carried out to measure the preliminary fair value of assets acquired and liabilities assumed for the allocation of the acquisition price, in accordance with the requirements of IFRS 3 in this interim consolidated financial statements. The preliminary goodwill recognized in the transaction represents expected future synergies of the business combinations and will be deductible for income tax when the acquired entities are merged into the Atento Brasil S.A. These benefits are not recognized separately from goodwill because they do not meet the criteria for recognition of identifiable intangible assets.

Details of the preliminary purchase price allocation of the fair values of Interfile and Intersevice, the net assets acquired and liabilities assumed are as follows:

Thousands of U.S. dollars
Assets
Cash and cash equivalents	1,572
Accounts receivable	5,463
Deferred taxes assets	2,366
Other credits	2,486
Property, plant and equipment	2,628
Intangibles (b)	16,456

Liabilities
Other obligations	(6,203)
Contingent liabilities	(1,527)
Provisions for legal proceedings	(4,881)
Deferred taxes liabilities	(2,688)
Net identifiable assets acquired	15,672

Non-controlling interest measured at fair value	(7,836)
Goodwill on acquisition	8,400
Total of the consideration	16,236

Analysis of the cash flow of the acquisition
Consideration paid	16,236
Net cash acquired	(1,572)
Consideration net of cash acquired (a)	14,664

(a)     Presented as investing activities in the statement of cash flows.

(b)     Intangible assets acquired which meet the criteria for recognition comprise customer relationships, software database and a non-compete agreement (classified as other intangible assets in Note 6) identified as part of the purchase price allocation.

The fair value amount for accounts receivables is 5,463 thousand U.S. dollars. The gross contractual amount for trade receivables due 5,643 thousand U.S. dollars.

Transaction costs totaling 192 thousand U.S. dollars are recorded in the statements of operations.

From the date of acquisition, Nova Interfile contributed to the Company with net revenues of 22,472 thousand U.S. dollars and pre-tax result of 3,682 thousand U.S. dollars. If the acquisition had occurred on January 1, 2017 the contribution of net revenues and pre-tax result in the Company’s consolidated financial statements for the year ended December 31, 2017, would amount 38,558 and (332) thousand U.S. dollars, respectively.

Put/Call options

As per the Shareholders' Agreement, the Company has a purchase option, where non-controlling shareholders granted to Atento Brasil S.A., through that instrument, the right, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, shall be obliged to sell their shares to Atento Brasil S.A. ("call option"). The call option may be exercised by Atento Brasil S.A.  between January 1, 2020 and April 15, 2020. The Shareholders' Agreement also provides for put options, where the non-controlling shareholders have the right, to sell partial or all of their shares to the Atento Brasil S.A. ("put options"). Many put options were understood by Management as protective clauses with remote possibility of being exercised. The assessment of the put options were made taking into account the following; (i) probability of occurrence; (ii) degree of importance (primary or secondary, in this case as term extension or acceleration of other options) and (iii) function: effective options or clauses protecting the parties.

Considering the valuation of the acquired entity and Management’s best estimates, the put option that will likely to be exercised by the non-controlling shareholders is between January 1, 2020 and April 15, 2020 – which is symmetrical with the call option. According to IAS 32, a parent must recognize a financial liability when it has an obligation to pay cash in the future to purchase the minority’s shares, even if the payment is conditional on the option being exercised by the holder.

The exercise price of the put option will be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

IFRS 3 does not provide specific guidance on how such contracts should be accounted for in a business combination. To determine the appropriate accounting treatment, IAS 39 – Financial Instruments: Recognition and Measurement, IAS 32 – Financial Instruments: Presentation and IFRS 10 – Consolidated Financial Statements were considered.

On the basis of the above, the Company recognized a financial liability related to the potential acquisition of non-controlling interest of 23,777 thousand U.S. dollars. The financial liability was recognized against specific reserve in equity, considering that these are transactions between shareholders.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2016 and 2017 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2015	Additions	Acquisitions from business combination	Disposals	Transfers	Translation differences	Balance at December 31, 2016
Cost
Development	2,422	1,231	-	(52)	-	306	3,907
Customer base	254,110	-	2,522	-	-	7,525	264,157
Software	90,278	8,140	105	(7,546)	-	47,073	138,050
Other intangible assets	39,492	980	1	(2,422)	-	6,788	44,839
Work in progress	1,198	2,693	-	(6)	-	(1,062)	2,823
Total cost	387,500	13,044	2,628	(10,026)	-	60,630	453,776
Accumulated amortization
Development	(282)	(241)	-	33	-	15	(475)
Customer base	(77,443)	(24,175)	-	-	(872)	(2,806)	(105,296)
Software	(36,637)	(21,953)	-	6,716	-	(16,264)	(68,138)
Other intangible assets	(24,665)	(4,547)	-	287	872	(3,754)	(31,807)
Total accumulated amortization	(139,027)	(50,916)	-	7,036	-	(22,809)	(205,716)
Impairment	(22,213)	-	-	-	-	706	(21,507)
Net intangible assets	226,260	(37,872)	2,628	(2,990)	-	38,527	226,553

	Thousands of U.S. dollars
	Balance at December 31, 2016	Additions	Acquisitions from business combination (Note 5)	Disposals	Transfers	Translation differences	Balance at December 31, 2017
Cost
Development	3,907	1,513	-	(7)	(627)	(90)	4,696
Customer base	264,157	2,552	14,931	(9)	-	10,267	291,898
Software	138,050	12,463	1,468	(3,085)	2,115	7,024	158,035
Other intangible assets	44,839	18,960	57	(533)	1,155	775	65,253
Work in progress	2,823	-	-	(259)	(2,073)	(29)	462
Total cost	453,776	35,488	16,456	(3,893)	570	17,947	520,344
Accumulated amortization
Development	(475)	(235)	-	7	(1)	13	(691)
Customer base	(105,296)	(25,222)	-	-	-	(3,140)	(133,658)
Software	(68,138)	(24,669)	-	147	(179)	(1,066)	(93,905)
Other intangible assets	(31,807)	(5,069)	-	373	(390)	(624)	(37,517)
Total accumulated amortization	(205,716)	(55,195)	-	527	(570)	(4,817)	(265,771)
Impairment	(21,507)	-	-	-	-	(2,962)	(24,469)
Net intangible assets	226,553	(19,706)	16,456	(3,366)	-	10,168	230,104

“Customer base” represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions. The addition in 2017 of new entity in the customer base is related of the acquisition of Interfile, as mentioned in Note 5.

Of the total customer base in 2017, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 183,658 thousand U.S. dollars, while the remaining amount relates to other customers. In terms of geographic distribution, the total amount of customer base net of impairment corresponds to businesses in Brazil (131,321 thousand U.S. dollars), Spain (52,939 thousand U.S. dollars) net of impairment, Mexico (48,173 thousand U.S. dollars), Peru (16,295 thousand U.S. dollars), Colombia (3,383 thousand U.S. dollars), Chile (10,110 thousand U.S. dollars) and Argentina and Uruguay (5,208 thousand U.S. dollars).

“Other intangible assets” mainly include payment of loyalty incentives established with customers of the Atento Brasil S.A. and the intangible asset arising from the directory services business in Atento Teleservicios España.

“Work in progress” mainly include the ERP implementation costs which are currently in progress.

In 2016 and 2017, no impairment was recognized in respect of intangible assets.

7)   GOODWILL

Goodwill was mainly generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A and on December 30, 2014 from the acquisition of CBCC. On September 2, 2016, additional goodwill was generated from the acquisition of RBrasil.

The main change in goodwill in the year ended December 31, 2017 is related to the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars on June 9, 2017, as described in Note 5.

The breakdown and changes in goodwill in 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	12/31/2015	Acquisitions	Translation differences	12/31/2016	Acquisitions	Translation differences	12/31/2017
Peru	28,783	-	485	29,268	-	1,001	30,269
Chile	16,269	-	1,045	17,314	-	1,466	18,780
Colombia	5,946	-	303	6,249	-	35	6,284
Mexico	2,101	-	(343)	1,758	-	84	1,842
Brazil (*)	47,770	15,214	9,455	72,439	8,400	(1,048)	79,790
Argentina	23,138	-	(4,150)	18,988	-	(2,809)	16,179
Total	124,007	15,214	6,795	146,015	8,400	(1,271)	153,144

(*) As of December 31, 2017 the total amount of goodwill is composed by 14,989 thousand U.S. dollars from the acquisition of RBrasil, 8,313 thousand U.S. dollars from the acquisition of Interfile and 56,488 thousand from Atento Brasil.

8)   IMPAIRMENT OF ASSETS

As of December 31, 2017, the impairment assessment on goodwill performed by the Atento Group’s management indicated that the carrying amount of goodwill is recoverable. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

Atento has no other assets with indefinite useful lives, and therefore carries out no impairment tests of this type.

The Atento Group carries out its goodwill impairment tests using the various cash ¬generating units’ five¬ year strategic plans and budgets, approved by Management.

Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming said growth to be constant from the fifth year. Estimated cash flow determined in this manner is discounted using the WACC applicable to that CGU. The discount rates used reflect the current assessment of specific market risks in each of the cash ¬generating units, considering the time value of money and individual country risks not included in the cash flow estimates. WACC takes both the cost of debt and capital into account. The latter is obtained based on the return expected by the shareholders of the Atento Group, while the former is obtained based on the Atento Group’s finance costs. In addition, the risks specific to each country were included in the WACC using corrective factors.

These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

At December 31, 2016 and 2017, the tests conducted did not reveal any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina
December 2016	13.99%	10.18%	8.43%	12.25%	11.02%	10.91%	27.79%
December 2017	12.74%	12.09%	10.62%	12.48%	11.54%	11.35%	30.25%

	Growth rate
	Brazil	Mexico	Spain	Colombia	Peru	Chile	Argentina
December 2016	4.70%	3.50%	2.10%	3.70%	4.20%	3.00%	16.60%
December 2017	3.85%	4.00%	1.60%	3.40%	2.50%	2.40%	19.30%

The recoverable amounts per country were as follow:

Thousand U.S. dollars	Recoverable Amounts
	Brazil (*)	Mexico	Colombia	Peru	Chile	Argentina
December 2017	879,303	25,400	59,643	226,881	60,607	90,143

(*) The total recoverable amount of is composed by 33,618 thousand U.S. dollars from the acquisition of RBrasil, 140,373 thousand U.S. dollars from the acquisition of Interfile and 705,312 thousand from Atento Brasil.

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

In addition to the above, specifically for certain countries, the following assumptions were used:

Cash flow for the Brazil, Mexico, Spain, Colombia, Peru, Chile and Argentina CGUs were estimated based on growth projections considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2015	Additions	Acquisitions from business combination	Disposals	Transfers	Translation differences	Balance at December 31, 2016
Cost
Land and natural resources	37	-	-	(38)	-	1	-
Buildings	9,733	-	-	-	285	(226)	9,792
Plant and machinery	9,330	144	-	(86)	536	(3,081)	6,843
Furniture, tools and other tangible assets	243,166	20,984	477	(26,155)	12,310	66,446	317,228
PP&E under construction	36,267	11,496	14	(113)	(13,131)	(25,269)	9,264
Total cost	298,533	32,624	491	(26,392)	-	37,871	343,127
Accumulated depreciation
Buildings	(3,626)	(108)	-	402	-	100	(3,232)
Plant and machinery	(4,171)	(1,130)	-	370	-	863	(4,068)
Furniture, tools and other tangible assets	(99,058)	(45,210)	-	19,744	-	(46,033)	(170,557)
Total accumulated depreciation	(106,855)	(46,448)	-	20,516	-	(45,070)	(177,857)
Property, plant and equipment	191,678	(13,824)	491	(5,876)	-	(7,199)	165,270

	Thousands of U.S. dollars
	Balance at December 31, 2016	Additions	Acquisitions from business combination	Disposals	Transfers	Translation differences	Balance at December 31, 2017
Cost
Land and natural resources	-	-	1,381	-	-	-	1,381
Buildings	9,792	272	-	-	-	1,379	11,443
Plant and machinery	6,843	211	575	-	437	593	8,659
Furniture, tools and other tangible assets	317,228	27,800	672	(32,300)	3,117	11,160	327,677
PP&E under construction	9,264	21,893	-	(10,637)	(3,554)	2.042	19,008
Total cost	343,127	50,176	2,628	(42,937)	-	15,174	368,168
Accumulated depreciation
Buildings	(3,232)	(839)	-	653	-	(460)	(3,878)
Plant and machinery	(4,068)	(1,049)	-	13	-	(583)	(5,687)
Furniture, tools and other tangible assets	(170,557)	(47,338)	-	17,827	-	(6,340)	(206,408)
Total accumulated depreciation	(177,857)	(49,226)	-	18,493	-	(7,383)	(215,973)
Property, plant and equipment	165,270	950	2,628	(24,444)	-	(7,791)	152,195

Additions for the year mainly represent investments made in Brazil in response to our business and the upgrading of existing infrastructure (20,127 thousand U.S. dollars), construction of a new call center and upgrading of the infrastructure in place in Mexico (7,065 thousand U.S. dollars); and to new equipment under finance leases and upgrading of the current infrastructure in Peru (5,008 thousand U.S. dollars).

“Furniture, tools and other tangible assets” primarily comprises net items of that description in Brazil and Mexico amounting to 76,020 thousand U.S. dollars and 13,137 thousand U.S. dollars, respectively, (94,040 thousand U.S. dollars and 14,472 thousand U.S. dollars, respectively in 2016) in connection with furnishings and fixtures in customer service centers in those countries.

The acquisition from business combinations recorded in “Furniture, tools and other tangible assets” and “PP&E under construction” are related to the RBrasil and Interfile acquisitions, as described in Note 5.

No impairment was recognized on items of property, plant and equipment in 2016 and 2017.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2016 and 2017.

10) LEASES AND SIMILAR ARRANGEMENTS

a) Finance leases

The Atento Group holds the following assets under finance leases:

	Thousands of U.S. dollars
	Net carrying amount of asset
	2016	2017
Finance leases
Plant and machinery	2,386	1,847
Furniture, tools and other tangible assets	1,422	6,619
Software	-	6,796
Total	3,808	15,262

On April 25, 2017, Atento Brasil S.A. entered in a sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 23,615 thousand Brazilian Reais, equivalent to 7,139 thousand U.S. dollars as of December 31, 2017, which will be repaid in 36 monthly installments.

On July 24, 2017, Atento Brasil S.A. entered in a new sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 4,220 thousand Brazilian Reais, equivalent to 1,276 thousand U.S. dollars as of December 31, 2017, which will be repaid in 60 monthly installments.

On August 24, 2017, Atento Brasil S.A. entered in a new sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 4,570 thousand Brazilian Reais, equivalent to 1,381 thousand U.S. dollars as of December 31, 2017, which will be repaid in 60 monthly installments.

The assets acquired under finance leases are located in Brazil, Colombia and Peru. The present value of future finance lease payments is as follow:

	Thousands of U.S. dollars
	2016	2017
Up to 1 year (Note 17)	2,205	4,260
Between 1 and 5 years (Note 17)	1,431	6,238
Total	3,636	10,498

11) FINANCIAL ASSETS

As of December 31, 2016 and 2017 all the financial assets of the Company are classified as loans and receivables, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2017, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 280,449 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2016	2017
Other non-current receivables (*)	-	11,125
Non-current guarantees and deposits	40,565	49,097
Total non-current	40,565	60,222
Other current receivables	-	805
Current guarantees and deposits	1,140	1,005
Total current	1,140	1,810
Total	41,705	62,032

(*) “Other non-current receivables” as of December 31, 2017 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

13) TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2016 and 2017 is as follow:

	Thousands of U.S. dollars
	2016	2017
Non-current trade receivables	7,824	6,923
Other non-financial assets (*)	13,087	14,754
Total non-current	20,911	21,677
Current trade receivables	321,608	358,311
Other receivables	15,302	13,225
Prepayments	4,693	7,849
Personnel	9,299	9,180
Total current	350,902	388,565
Total	371,813	410,242

(*) "Other non-financial assets" as of December 31, 2017 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars
	2016	2017

Trade receivables	333,711	371,333
Allowances of trade receivables	(4,279)	(6,099)
Trade receivables, net	329,432	365,234

As of December 31, 2017, trade receivables not yet due for which no provision has been made amounted to 338,350 thousand U.S. dollars (299,327 thousand U.S. dollars as of December 31, 2016).

As of December 31, 2017, trade receivables due for which no provision has been made amounted to 26,884 thousand U.S. dollars (30,105 thousand U.S. dollars as of December 31, 2016). These balances relate to certain customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2016	22,047	2,146	1,398	4,514	30,105
12/31/2017	20,268	1,476	1,734	3,406	26,884

Changes in allowances of trade receivables in 2016 and 2017 were as follow:

	Thousands of U.S. dollars
	2016	2017
Opening balance	(4,437)	(4,279)
Allowance of trade receivables	(3,097)	(3,061)
Reversal	2,712	553
Translation differences	543	688
Total	(4,279)	(6,099)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2016		2017
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	1,330	-	-	(1,212)
Cross-currency swaps - net investment hedges	76,144	(184)	7,429	(5,140)
Cross-currency swaps - that do not qualify for hedge accounting	-	-	748	-
Total	77,474	(184)	8,177	(6,352)
Non-current portion	77,474	(184)	8,177	(5,140)
Current portion	-	-	-	(1,212)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value will be directly recognized in statement of operations.

On May 26, 2017, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 12,232 thousand U.S. dollars at a fixed rate of 3.25% exchanged to a 40,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 3.45% per annum. As of December 31, 2017, the cross-currency swap was settled.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais, all other Cross-Currency Swaps were designated for hedge accounting as net investment hedge.

At December 31, 2016 and 2017, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2016

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Other comprehensive income, net of taxes	Change in OCI	Income statements
					D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	245,000	1,330	(780)	8,591	(96)
					1,330	(780)	8,591	(96)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Other comprehensive income	Change in OCI	Income statements
					D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	4,786	(780)	(865)	(25)
Santander	20-Jan	USD	MXN	11,111	7,609	(4,524)	(2,889)	48
Goldman Sachs	20-Jan	USD	EUR	48,000	11,483	(1,864)	(2,071)	(52)
Goldman Sachs	20-Jan	USD	MXN	40,000	27,430	(16,272)	(10,392)	175
Nomura International	20-Jan	USD	MXN	23,889	16,388	(9,715)	(6,205)	105
Nomura International	20-Jan	USD	EUR	22,000	5,223	(856)	(951)	(21)
Goldman Sachs	18-Jan	USD	PEN	13,800	324	(40)	103	(78)
BBVA	18-Jan	USD	PEN	55,200	1,301	(159)	413	(312)
Goldman Sachs	18-Jan	USD	COP	7,200	283	(106)	59	(69)
BBVA	18-Jan	USD	COP	28,800	1,133	(425)	236	(275)
					75,960	(34,741)	(22,562)	(504)
Total					77,290	(35,521)	(13,971)	(600)

Derivative financial instrument - asset					77,474
Derivative financial instrument - liability					(184)

2017

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	(1,212)	-	(781)	954	-
					(1,212)	-	(781)	954	-
Cross-Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Nov-17	USD	BRL	12,232	-	-	-	(1,863)	-

Goldman Sachs	Aug-22	BRL	USD	754,440	748	-	-	-	(748)
					748	-	-	(1,863)	(748)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset/(liability)	Other comprehensive income	Change in OCI	Income statement - Finance Cost	Income statement - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	(382)	382	(382)	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	7,256	(7,256)	7,256	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	(4,758)	4,758	(4,758)	-	-
Santander	Jan-20	USD	EUR	20,000	-	1,742	(2,522)	-	88
Santander	Jan-20	USD	MXN	11,111	-	(2,113)	(2,411)	-	21
Goldman Sachs	Jan-20	USD	EUR	48,000	-	3,587	(5,452)	-	217
Goldman Sachs	Jan-20	USD	MXN	40,000	-	(7,600)	(8,671)	-	(47)
Nomura International	Jan-20	USD	MXN	23,889	-	(4,357)	(5,358)	-	105
Nomura International	Jan-20	USD	EUR	22,000	-	1,620	(2,476)	-	99
Goldman Sachs	Jan-18	USD	PEN	13,800	84	19	(59)	-	6
BBVA	Jan-18	USD	PEN	55,200	-	71	(229)	-	23
Goldman Sachs	Jan-18	USD	COP	7,200	89	(88)	(19)	-	(1)
BBVA	Jan-18	USD	COP	28,800	-	(359)	(65)	-	7
					2,289	(9,594)	(25,146)	-	518
Total					1,825	(9,594)	(25,927)	(909)	(230)

Derivative financial instrument - asset					8,177
Derivative financial instrument - liability					(6,352)

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	2016	2017
Deposits held at call	124,777	111,495
Short-term financial investments	69,258	30,267
Total	194,035	141,762

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2016 and 2017 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments and options for acquisitions of NCI that are classified as financial liability at fair value through profit or loss.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2016 and 2017, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2016 and 2017 are as follow:

2016	Thousands of U.S. dollars
	Maturity (years)
	2017	2018	2019	2020	2021	More than 5 years	Total

Senior Secured Notes	22,128	22,128	22,128	333,192	-	-	399,576
Brazilian bonds—Debentures	42,188	78,593	90,081	-	-	-	210,862
Finance leases	2,010	1,079	491	56	-	-	3,636
Bank borrowings	27,537	25,785	24,215	1,948	-	-	79,485
Trade and other payables	206,483	618	-	-	-	-	207,101
Total financial liabilities	300,346	128,203	136,915	335,196	-	-	900,660

2017	Thousands of U.S. dollars
	Maturity (years)
	2018	2019	2020	2021	2022	More than 5 years	Total

Senior Secured Notes	24,500	24,500	24,500	24,500	424,500	-	522,500
Brazilian bonds—Debentures	5,943	5,566	5,276	4,901	4,458	2,026	28,170
Finance leases	5,128	4,261	1,907	887	442	-	12,625
Bank borrowings	30,994	24,225	4,373	558	438	-	60,588
Trade and other payables	208,532	8,094	-	-	-	-	216,626
Total financial liabilities	275,097	66,646	36,056	30,846	429,838	2,026	840,509

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2016	2017
Senior Secured Notes	294,068	388,818
Brazilian bonds—Debentures	136,231	16,797
Bank borrowing	48,629	27,878
Finance lease payables (Note 10)	1,431	6,238
Total non-current	480,359	439,731
Senior Secured Notes	9,282	9,528
Brazilian bonds—Debentures	20,365	4,258
Bank borrowing	22,724	28,514
Finance lease payables (Note 10)	2,205	4,260
Total current	54,576	46,560
TOTAL DEBT WITH THIRD PARTIES	534,935	486,291

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sell assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2017, we were in compliance with these covenants. The outstanding amount on December 31, 2017 is 398,346 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2017, is 414,927 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2016			2017
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2020	U.S. dollar	294,068	9,282	303,350	-	-	-
2022	U.S. dollar	-	-	-	388,818	9,528	398,346

Debentures

On November 22, 2012, BC Brazilco Participações, S.A. (merged into Atento Brasil S.A.) (the “Brazilian Issuer”) entered into an indenture for the issuance of 915 million Brazilian Reais (equivalent to approximately $365 million) of Brazilian Debentures due December 12, 2019. The Brazilian Debentures bear interest at a rate per annum equal to the average daily rate of the One Day “over extragroup”—DI—Interfinancial Deposits (as such rate is disclosed by CETIP S.A. —Mercados Organizados (“CETIP”) in the daily release available on its web page), plus a spread of 3.70%.

On December 12, 2016, Atento Brasil S.A. repaid on the schedule date, 44,562 thousand Brazilian Reais (equivalent to 13,673 thousand U.S. dollars) and on December 26, 2016, repaid in advance of the schedule date, 100,000 thousand Brazilian Reais (equivalent to 30,683 thousand U.S. dollars).

On April 27, 2017, Atento Brasil S.A. repaid in advance of the maturity date, 84,700 thousand Brazilian Reais (equivalent to 27,007 thousand U.S. dollars) of the 1st Brazilian Debentures due 2019. On August 21, 2017, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was 428,350 thousand Brazilian Reais (equivalent to 135,945 thousand U.S. dollars) plus interest accrued of 10,944 thousand Brazilian Reais (equivalent to 3,473 thousand U.S. dollars) and 2,142 thousand Brazilian Reais (equivalent to 680 thousand U.S. dollars) of penalty fee due to early repayment. In addition to the penalty fee, the remaining balance of the first Debentures issuance of 3,050 thousand Brazilian Reais (equivalent to 968 thousand U.S. dollars) were recorded in finance costs in August 2017. As of December 31, 2017, there was no outstanding amount related to the Debentures due 2019.

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance costs of 70,000 thousand Brazilian Reais (equivalent to approximately 22,096 thousand U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page, plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on December 31, 2017 is 21,055 thousand U.S. dollars.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of December 31, 2017, Atento Brasil S.A. was in compliance with this covenant.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2016			2017
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2019	Brazilian Reais	156,083	513	156,596	-	-	-
2023	Brazilian Reais	-	-	-	16,797	4,258	21,055

The fair value as of December 31, 2017 calculated based on discounted cash flow is 22,975 thousand U.S. dollars.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 90,698 thousand U.S. dollars as of December 31, 2017.

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

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,661	3,782	5,295	378	-	17,116
April 16, 2014	3,184	1,592	2,229	159	-	7,164
July 16, 2014	-	-	-	-	181	181
August 13, 2014	18,922	2,067	3,039	327	-	24,355
Subtotal 2014	29,767	7,441	10,563	864	181	48,816
March 26, 2015	5,550	1,388	1,970	161	-	9,069
April 17, 2015	11,101	2,775	3,939	323	-	18,138
December 21, 2015	8,729	2,176	-	-	212	11,117
Subtotal 2015	25,380	6,339	5,909	484	212	38,324
October 27, 2016	-	-	-	-	230	230
Subtotal 2016	-	-	-	-	230	230
Total	55,147	13,780	16,472	1,348	623	87,370

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2017, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,651 thousand U.S. dollars as of December 31, 2017. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars) were released under this facility.

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to 50,000 thousand Euro (equivalent to 59,966 thousand U.S. dollars as of as of December 31, 2017). The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility). This facility matures on July 2019. In connection with the Refinancing process, this Revolving Credit Facility was ended on August 10, 2017.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 22,672 thousand U.S. dollars as of December 31, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017 and was extended until March 1, 2018 and the aggregate principal amount was modified to 75,000 thousand Brazilian Reais, equivalent to approximately 22,672 thousand Brazilian Reais. As of December 31, 2017, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On May 26, 2017, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 12,232 thousand U.S. dollars maturing on November 26, 2017 with an annual interest rate of 3.52%. In connection with the loan, Atento Brasil S.A. entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.45% over 40 thousand Brazilian Reais. As of December 31, 2017, there was no outstanding balance with Banco ABC Brasil.

On June 7, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Bradesco S.A. in an aggregate principal amount of up to 25,000 thousand Brazilian Reais (the “2017 Bradesco Bank Credit Certificate”), equivalent to approximately 7,557 thousand U.S. dollars as of December 31, 2017. The interest rate of the 2017 Bradesco Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.29% per annum. The 2017 Bradesco Bank Credit Certificate will be due on October 5, 2017. As of December 31, 2017, no amounts were released under the 2017 Bradesco Bank Credit Certificate.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2017, we were in compliance with this covenant.

a)       Financing activities

See below the changes in debt with third parties arising from financing activities:

2015	Thousands of U.S. dollars
	December 31, 2014	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)	Fair value adjustment	Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2015
		New borrowing	Amortization

Senior Secured Notes	300,269	-	-	-	22,062	(22,128)	-	-	1,510	-	-	301,713
Brazilian bonds - Debentures	245,932	-	-	-	33,196	(31,242)	-	-	712	(80,507)	-	168,091
CVI	36,379	-	-	-	-	-	5,694	(11,923)	-	(3,910)	-	26,240
Finance lease payables	9,010	-	(1,887)	2,184	700	(700)	-	(400)	-	(4,170)	-	4,737
Other borrowings	61,720	38,739	(214)	-	5,910	(5,393)	-	-	-	(25,977)	-	74,785
Total	653,310	38,739	(2,101)	2,184	61,868	(59,463)	5,694	(12,323)	2,222	(114,564)	-	575,566

2016	Thousands of U.S. dollars
	December 31, 2015	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)	Fair value adjustment	Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2016
		New borrowing	Amortization

Senior Secured Notes	301,713	-	-	-	22,128	(22,128)	-	-	1,637	-	-	303,350
Brazilian bonds - Debentures	168,091	-	(44,356)	-	33,013	(36,598)	-	-	764	35,682	-	156,596
CVI	26,240	-	-	-	-	-	2,314	(27,762)	-	(792)	-	-
Finance lease payables	4,737	-	(542)	-	303	(303)	-	(805)	-	246	-	3,636
Other borrowings	74,785	235	(18,032)	-	7,265	(7,058)	-	-	-	14,158	-	71,353
Total	575,566	235	(62,930)	-	62,709	(66,087)	2,314	(28,567)	2,401	49,294	-	534,935

2017	Thousands of U.S. dollars
	December 31, 2016	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)	Fair value adjustment	Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2017
		New borrowing	Amortization

Senior Secured Notes	303,350	400,000	(300,000)	-	23,609	(23,361)	-	-	(5,252)	-	-	398,346
Brazilian bonds - Debentures	156,596	22,320	(162,591)	-	15,373	(15,331)	-	-	837	3,851	-	21,055
Finance lease payables	3,636	-	(2,816)	10,302	425	(425)	-	-	-	(624)	-	10,498
Other borrowings	71,353	52,145	(69,053)	-	5,485	(5,051)	-	-	-	1,513	-	56,392
Total	534,935	474,465	(534,460)	10,302	44,892	(44,168)	-	-	(4,415)	4,740	-	486,291

(*) For the purposes of the statements of cash flows, it is classified as "interest paid" in operting activities.

F-53

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2016	2017
Other payables	283	7,750
Suppliers	335	344
Total non-current non-trade payables	618	8,094
Suppliers	74,721	92,216
Advances	547	1,862
Total current trade payables	75,268	94,078
Suppliers of fixed assets	31,104	15,598
Personnel	88,585	80,631
Other payables	11,097	17,787
Advances from customers	429	438
Total current other non-trade payables	131,215	114,454
Total current	206,483	208,532
Total	207,101	216,626

The carrying amount of trade and other non-trade payables is similar to the fair value.

19)  EQUITY

Share capital

As of December 31, 2017, share capital stood at 48 thousand U.S. dollars (€33,304), divided into 73,909,056 shares. PikCo owns 68.14% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in the total amount of  23,531 thousand U.S. dollars as of December 31, 2017 and 1,057 thousand of U.S. dollars for acquisition of RBrasil as of December 31, 2016.

Dividends

On October 31, 2017, our Board of Directors declared a cash interim dividend of 24,147 thousand U.S. dollars with dividends declared per share of $0.33, paid on November 28, 2017.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2016 and 2017, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of sharebased payment arrangements

In 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries;

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

On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.       Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.       Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. The inputs used in the measurement of the fair values at the grant date are presented here below.

The 2014 Plan:

	Time RSU		Performance RSU
	Time RSU	Time RSU	Adj. EBITDA	TSR 1	TSR 2	Comments

Variable
Stock price (USD)	11.06	11.06	11.06	11.06	11.06	Stock price of Atento S.A. in USD at grant date December 3, 2014
Strike price (USD)	0.01	0.01	0.01	19.97	27.74	Value close to nil will be paid
Time (years)	1	2	3	3	3	Time to vest as per the contract
Risk free rate	18.00%	0.57%	1.04%	1.04%	1.04%	USD risk free rate obtained from Bloomberg
Expected volatility	4.11%	4.11%	4.11%	4.11%	4.11%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	2.00%	2.00%	2.00%	2.00%	2.00%	Assumption is made to set dividend yield at 2% because 1) there will be a limited ability to pay dividends in the near term and 2) it is in line with the dividend yield of the main competitors
Value RSU in USD	10.83	10.62	10.41	0	0

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

The Adjusted EBITDA Tranche is not included in the fair value condition as this tranche has a nonmarket performance condition.

The 2016 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	9.07	Stock price of Atento S.A. in USD at grant date July 1, 2016
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	0.86%	USD risk free rate obtained from Bloomberg
Expected volatility	24.40%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	9.06

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2019.

The 2016 Extraordinary Plan:

	Time RSU	Time RSU	Comments

Variable
Stock price (USD)	9.07	9.07	Stock price of Atento S.A. in USD at grant date July 1, 2016
Strike price (USD)	0.01	0.01	For valuation purposes set to 0.01
Time (years)	0.25	1.5	Time to vest as per the contract
Risk free rate	18.00%	85.00%	USD risk free rate obtained from Bloomberg
Expected volatility	36.29%	36.87%	Volatility based on shares prices from Atento S.A.
Dividend yield	0.01%	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	9.06	9.06

The Time RSU has been split into two options for valuation purposes to reflect correctly the fact that 66.67% of the Time RSUs vests on October 1, 2016 and the remaining 33.33% were forfeited in the first quarter of 2017.

The 2017 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	11	Stock price of Atento S.A. in USD at grant date July 3, 2017
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.51%	USD risk free rate obtained from Bloomberg
Expected volatility	24.83%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	10.99

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 2, 2020.

c) Outstanding RSUs

As of December 31, 2017, there are 1,148,625 Time RSUs outstanding related to 2016 Grant and 861,863 Time RSUs outstanding related to 2017 Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016 Grant:

• For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

The 2017 Grant:

• For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

The 2014 Plan	Time RSU	Time RSU
Outstanding December 31, 2015	119,634	871,649
Forfeited (*)	(15,880)	(871,649)
Vested (*)	(103,754)	-
Outstanding December 31, 2016	-	-

(*) RSUs are forfeited during the year due to employees failing to satisfy the service or non-market performance conditions.
(**) As of October 1, 2016, a total of 103,754 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.

The 2016 Plan	Time RSU
Outstanding December 31, 2016	1,367,896
Forfeited (*)	(219,271)
Outstanding December 31, 2017	1,148,625
(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2016 Plan Extraordinary Plan	Time RSU
Granted July 1, 2016	82,157
Vested (*)	(54,171)
Outstanding December 31, 2016	27,986
Forfeited (**)	(27,986)
Outstanding December 31, 2017	-

(*) As of October 1, 2016, a total of 54,171 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.
(**) RSUs are forfeited in first quarter of 2017 due to employees failing to satisfy the service conditions.

The 2017 Plan	Time RSU
Granted July 3, 2017	886,187
Forfeited (*)	(24,324)
Outstanding December 31, 2017	861,863

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions
The 2014 Plan	Time RSU				Performance RSU
Country	Balance as of December 31, 2015	Forfeited	Vested	Balance December 31, 2016	Balance as of December 31, 2015	Forfeited	Balance December 31, 2016
Argentina	6,095	(1,099)	(4,996)	-	18,229	(18,229)	-
Brazil	49,564	(13,510)	(36,054)	-	306,743	(306,743)	-
Chile	4,925	(1)	(4,924)	-	48,345	(48,345)	-
Spain	15,183	49	(15,232)	-	94,371	(94,371)	-
France	2,060	(2,060)	-	-	3,845	(3,845)	-
Guatemala	1,024	(1)	(1,023)	-	1,911	(1,911)	-
Mexico	22,933	(13,192)	(9,741)	-	102,938	(102,938)	-
Morocco	1,468	-	(1,468)	-	2,742	(2,742)	-
Peru	2,602	1,097	(3,699)	-	8,096	(8,096)	-
United States	13,780	12,837	(26,617)	-	284,429	(284,429)	-
Total	119,634	(15,880)	(103,754)	-	871,649	(871,649)	-

The 2016 Plan	Time RSU
Country	Balance as of December 31, 2016	Forfeited	Balance December 31, 2017
Argentina	21,981	(5,458)	16,523
Brazil	214,764	(13,715)	201,049
Chile	67,395	(5,870)	61,525
Colombia	10,940	-	10,940
Spain	124,761	(23,271)	101,490
Guatemala	-	798	798
Mexico	143,052	(35,557)	107,495
Peru	16,462	(11,176)	5,286
United States	768,541	(125,022)	643,519
Total	1,367,896	(219,271)	1,148,625

The 2016 Extraordinary Plan	Time RSU
Country	Balance as of December 31, 2015	Granted	Vested	Forfeited
United States	-	81,257	(54,171)	(27,086)
Total	-	81,257	(54,171)	(27,086)

The 2017 Plan	Time RSU
Country	Balance as of December 31, 2016	Granted	Forfeited	Balance December 31, 2017
Brazil	-	141,991	(24,324)	117,667
Chile	-	66,028	-	66,028
Spain	-	69,398	-	69,398
United States	-	608,770	-	608,770
Total	-	886,187	(24,324)	861,863

d) Impacts in Profit or Loss

In 2017, 4,923 thousand U.S. dollars (1,535 thousand U.S. dollars as at December 31, 2016 and 1,982 thousand U.S. dollars as at December 31, 2015) related to stock-based compensation were recorded as Employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2015 (*)	2016	2017
Profit/(loss) before income tax	75,380	8,564	(1,035)
Income tax applying the statutory tax rate	21,296	2,484	(310)
Permanent differences	12,845	13,655	12,635
Adjustments due to international tax rates	(12,541)	(11,526)	445
Tax credits	(497)	(791)	(1,112)
Branches income tax	688	1,385	875
Change in federal statutory rate in Spain (a)	1,359	-	-
Total income tax expense	23,150	5,207	12,533

(*) Exclude discontinued operations – Morroco.

(a) This item is related to the amendment of the tax legislation in Spain that reduced the income tax rate from 28% for the calendar year of 2015 to 25% for the calendar year of 2016 and for subsequent years.

Permanent differences in 2017 are mainly related to non-deductible expenses mainly in Brazil, Spain and Mexico, which are not deductible for tax purposes.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2015 (*)	2016	2017
Current tax expense	(26,968)	(22,852)	(20,175)
Deferred tax	3,818	17,645	7,642
Total income tax expense	(23,150)	(5,207)	(12,533)

(*) Exclude discontinued operations – Morroco.

b) Deferred tax assets and liabilities

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2015	Income Statement		Equity		Translation differences	Balance at 12/31/2016
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	107,836	35,334	(18,955)	1,984	(4,747)	(3,111)	118,341
Unused tax losses (*)	13,199	11,376	(2,859)	-	(4,747)	(15)	16,954
Unused tax credits	2,483	875	(56)	-	-	391	3,693
Deferred tax assets (temporary differences)	92,154	23,084	(16,041)	1,984	-	(3,487)	97,694
DEFERRED TAX LIABILITIES	(56,062)	-	1,266	-	3,224	5,974	(45,597)
Deferred tax liabilities (temporary differences)	(56,062)	-	1,266	-	3,224	5,974	(45,597)

(*) Tax credits for loss carryforwards.

	Thousands of U.S. dollars
	Balance at 12/31/2016	Income Statement		Equity		Acquisition of Business Combinations	Others (**)	Translation differences	Balance at 12/31/2017
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	118,342	37,723	(35,215)	-	-	2,366	(570)	8,680	131,326
Unused tax losses (*)	16,954	17,671	(7,560)	-	-	714	(570)	2,454	29,663
Unused tax credits	3,694	2,171	(815)	-	-	-	-	331	5,381
Deferred tax assets (temporary differences)	97,694	17,881	(26,840)	-	-	1,652	-	5,895	96,282
DEFERRED TAX LIABILITIES	(45,597)	(1,888)	7,022	-	403	(2,688)	-	(1,194)	(43,942)
Deferred tax liabilities (temporary differences)	(45,597)	(1,888)	7,022	-	403	(2,688)	-	(1,194)	(43,942)

(*) Tax credits for loss carryforwards.

(**) Refer to the use of tax losses for the purpose discharge debts of Withholding Tax (Imposto de Renda Retido na Fonte - “IRRF”), Social Integration Program (Programa de Integração Social - “PIS”), Social Security Contribution (Contribuição para Financiamento da Seguridade Social - “COFINS”), and Social Contribution Tax on Profits (Contribuição Social sobre o Lucro Líquido - “CSLL”), according to the Special Tax Regularization Program (Programa Especial de Regularização Tributária - “PERT”). This compensation was made with liability balances and therefore did not affect the income tax expense for the period.

As a result of the business combination of RBrasil described in Note 5a, the Company recognized deferred tax assets amounting to 2,079 thousand U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination. Also, as a result of the business combination of Nova Interfile Holding Ltda described in Note 5b, the Company recognized deferred tax assets amounting to 2,366 thousand U.S. dollars and deferred tax liabilities of 2,688 thousand U.S. dollars due to the difference between the tax value of the customer base and the fair value allocated in the business combination.

There is not estimation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors. There are no income tax consequences attached to the payment of dividends in either 2017 or 2016 by the Company to its shareholders.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2016	2017	2018	2019	2020	2021	2022	Subsequent years	Total
Tax losses	828	1,800	2,124	2,505	2,991	3,505	3,201	16,954
Deductible temporary differences	995	9,539	18,086	24,221	33,667	995	10,191	97,694
Tax credits for deductions	3,017	676	-	-	-	-	-	3,693
Total deferred tax assets	4,840	12,016	20,210	26,726	36,658	4,500	13,391	118,341
Total deferred tax liabilities	4,603	4,603	4,603	4,603	4,603	4,603	17,979	45,597

	Thousands of U.S. dollars
2017	2018	2019	2020	2021	2022	2023	Subsequent years	Total
Tax losses	2,431	4,849	5,368	1,800	749	2,713	11,753	29,663
Deductible temporary differences	12,578	14,018	14,401	15,065	15,066	8,075	17,079	96,282
Tax credits for deductions	1,266	1,266	1,266	1,266	317	-	-	5,381
Total deferred tax assets	16,275	20,133	21,035	18,131	16,133	10,788	28,831	131,326
Total deferred tax liabilities	4,436	4,436	4,436	4,436	4,436	4,436	17,326	43,942

c) Taxes receivables/payables

Details of taxes receivables and payables at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	As of December 31,
Receivables	2016	2017
Non-current
Indirect taxes	7,815	7,282
Current
Indirect taxes	1,400	4,764
Other taxes	5,052	7,308
Income tax	22,145	21,969
Total	36,412	41,323

	Thousands of U.S. dollars
	As of December 31,
Payables	2016	2017

Non-current
Social security	1,098	1,025
Current
Indirect taxes	23,033	28,024
Other taxes	45,767	58,142
Income tax	4,030	8,058
Total	73,928	95,249

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	12/31/2015	Additions	Additions from business combination (Note 5)	Payments	Reversal	Transfers	Translation differences	12/31/2016
Non-current
Provisions for liabilities	29,532	10,331	4,212	(18,569)	(2,174)	-	7,062	30,394
Provisions for taxes	13,283	3,690	5,654	-	(3,923)	-	2,743	21,447
Provisions for dismantling	12,065	1,452	-	(13)	(259)	(207)	2,300	15,338
Other provisions	140	2,890	-	(61)	(54)	-	(199)	2,716
Total non-current	55,020	18,363	9,866	(18,643)	(6,410)	(207)	11,906	69,895

Current
Provisions for liabilities	6,205	1,079	3,239	(540)	(1,015)	-	(808)	8,160
Provisions for taxes	876	115	-	-	-	-	15	1,006
Provisions for dismantling	1,271	55	-	-	(1,512)	207	192	213
Other provisions	3,090	3,851	-	(15)	(1,230)	-	(357)	5,339
Total current	11,442	5,100	3,239	(555)	(3,757)	207	(958)	14,718

	Thousands of U.S. dollars
	12/31/2016	Additions	Additions from business combination (Note 5)	Payments	Reversal	Transfers	Translation differences	12/31/2017
Non-current
Provisions for liabilities	30,394	18,474	4,134	(6,520)	(10,687)	(73)	(4,912)	30,810
Provisions for taxes	21,447	1,286	2,274	-	(6,607)	2,108	(675)	19,833
Provisions for dismantling	15,338	1,416	-	(48)	(7,382)	-	(75)	9,249
Other provisions	2,716	944	-	(2,382)	(2,733)	(2,035)	4,784	1,294
Total non-current	69,895	22,120	6,408	(8,950)	(27,409)	-	(878)	61,186

Current
Provisions for liabilities	8,160	8,197	-	(2,479)	(104)	-	(3,231)	10,543
Provisions for taxes	1,006	4,580	-	-	-	-	55	5,641
Provisions for dismantling	213	1	-	6	(219)	-	(1)	-
Other provisions	5,339	9,88	-	(5,181)	(15)	-	1,754	2,884
Total current	14,718	13,766	-	(7,654)	(338)	-	(1,423)	19,068

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 33,678 thousand U.S. dollars and 42,217 thousand U.S. dollars as of December 31, 2016 and 2017, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 4,619 thousand U.S. dollars and 4,407 thousand U.S. dollars as of December 31, 2016 and 2017, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of December 31, 2017, lawsuits still before the courts as follow:

Brazil

At December 31, 2017, Atento Brasil was involved in approximately 14,750 labor-related disputes (12,364 labor disputes as of December 31, 2016), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 162,701 thousand U.S. dollars (134,244 thousand U.S. dollars on December 31, 2016).

In addition, at December 31, 2017, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 749 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of December 31, 2017, Atento Brasil was party to 14 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 27,870 thousand Brazilian Reais (28,132 thousand U.S. dollars), of which 856 thousand Brazilian Reais relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2017, Atento Brasil S.A. has 8 civil lawsuits ongoing for various reasons (14 on December 31, 2016) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is approximately 5,953 thousand U.S. dollars (4,948 thousand U.S. dollars on December 31, 2016).

In addition, at December 31, 2017, Atento Brasil S.A. has 42 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (46 on December 31, 2016). The total amount of these claims is approximately 59,445 thousand U.S. dollars (30,885 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of December 31, 2017, there are tax authorities disputes belonging to the company CBCC totaling 2,640 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alters the Reference Rate Index (TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). On September 31, 2017, a new decision of the Superior Labor Court of Appeals on the application of the index IPCA-E was amended, changing the initial date of the application of the index from June 30, 2009 to March 25, 2015. As early as December 2017 came the judgment of the Brazilian Bank Federation (FEBRABAN), declaring unfounded the suit proposed by FEBRABAN. With this unfounded, the effects of the injunction that had been granted by the STF were ceased. However, considering that this recent Supreme Court decision was rendered after the entry into force of Law 13,467 / 17 (Labor Reform), the conclusion that can be sustain it is that its effects would be limited to 25 March 2015 to 10 November 2017 because the new law gave a new text to the Article 879 of the Consolidated Labor Laws (CLT), to expressly determine that it will be apply the TR to upgrading of workers' claims arising from criminal conviction.

Thus, the Company considered this quarter the new modulation projection of the IPCA-E in labor, and this, the external opinion of our lawyers also considering as “possible” the probability of loss in an eventual dispute. The amount involved in the period from March 25, 2015 to November 10, 2017 is approximately 755 thousand U.S. dollars. We will monitor this issue during 2018.

On December 31, 2017, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the approximate amount of 377 thousand U.S. dollars.

On December 31, 2017, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the approximate amount of 2,297 thousand U.S. dollars.

Additionally, there are other contingencies which are classified as possible by the Company amounting to 5,849 thousand U.S. dollars.

Spain

At December 31, 2017, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,538 thousand U.S. dollars. According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At December 31, 2017, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 7,187 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 4,318 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 2,869 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the risk qualified so far as “remote” becomes now “possible” being this contingency estimated amount of approximately 2,454 thousand U.S. dollars at December 31, 2017 (3,147 thousand U.S. dollars on December 31, 2016). A formal appeal has been filed at the National Supreme Court of Justice.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the years ended December 31, 2015, 2016 and 2017 is as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Revenue
Services rendered	1,949,883	1,757,498	1,921,311
Total	1,949,883	1,757,498	1,921,311
(*) Exclude discontinued operations - Morocco.

b) Other operating income

Details of other operating income for the years ended December 31, 2015, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016	2017
Other operating income
Other operating income	2,282	3,991	5,755
Grants	626	673	860
Income from indemnities and other non-recurring income	1,407	872	939
Gains on disposal of non-current assets	10	344	8,883
Total	4,325	5,880	16,437
(*) Exclude discontinued operations - Morocco.

c) Supplies

Details of amounts recognized under “Supplies” during the years ended December 31, 2015, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Supplies
Subcontracted services	34,088	29,940	26,885
Infrastructure leases (Note 25b)	4,236	3,376	11,889
Purchases of materials	1,434	986	628
Communications	31,714	24,929	25,003
Expenses with labor unions	-	1,204	1,156
Other	6,132	5,163	9,338
Total	77,604	65,598	74,899
(*) Exclude discontinued operations - Morocco.

d) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the years ended December 31, 2015, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016	2017
Employee benefit expenses
Salaries and wages	1,087,390	1,014,830	1,076,810
Social security	131,268	120,923	131,524
Supplementary pension contributions	3,240	2,848	2,861
Termination benefits	35,654	34,654	33,744
Other welfare costs	152,974	136,646	184,137
Total	1,410,526	1,309,901	1,429,076
(*) Exclude discontinued operations - Morocco.

e) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2015, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Depreciation and amortization
Intangible assets (Note 6)	51,430	50,916	55,195
Property, plant and equipment (Note 9)	50,077	46,448	49,226
Total	101,507	97,364	104,421
(*) Exclude discontinued operations - Morocco.

f) Other operating expenses

The breakdown of “Other operating expenses” for the years ended December 31, 2015, 2016 and 2017 is as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Other operating expenses
Services provided by third parties	222,891	193,213	202,146
Losses on disposal of fixed assets	800	1,432	12,989
Taxes other than income tax	9,087	7,491	13,580
Other management expenses	8,700	11,879	7,933
Total	241,478	214,015	236,648
(*) Exclude discontinued operations - Morocco.

Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Services provided by third parties
Leases (Note 25b)	75,573	63,014	66,923
Installation and maintenance	25,159	24,237	22,799
Lawyers and law firms	6,055	5,198	6,887
Tax advisory services	504	302	467
Consultants	12,117	8,056	8,578
Audits and other related services	3,347	2,493	2,677
Studies and work performed	372	76	7
Other external professional services	40,863	40,669	45,955
Publicity, advertising and public relations	7,643	6,089	5,458
Insurance premiums	231	207	636
Travel expenses	8,502	6,047	6,288
Utilities	33,700	28,743	27,392
Banking and similar services	2,191	1,006	1,391
Other	6,634	7,076	6,688
TOTAL	222,891	193,213	202,146
(*) Exclude discontinued operations - Morocco.

The amounts recognized under “Consultants” and “Other external professional services” for the years ended December 31, 2015, 2016 and 2017 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

g) Net finance expense

The breakdown of “Finance income” and “Finance costs” for the years ended December 31, 2015, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Finance income
Interest received from third parties	15,459	7,188	7,858
Total finance income	15,459	7,188	7,858
Finance costs
Interest accrued to Group companies	496	-	-
Interest accrued to third parties	(74,418)	(75,090)	(71,404)
Discounts to the present value of provisions and other liabilities (**)	(1,547)	15,939	(6,741)
Total finance costs	(75,469)	(59,151)	(78,145)
(*) Exclude discontinued operations - Morocco.
(**) The year ended December 31, 2016 contains the impacts of the CVI termination. The interest reversal of 19,936 thousand U.S. dollars was recognized in "Finance costs".

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2015 (*)
	Gains	Losses	Net
Fair value of financial instruments	29,915	(12,380)	17,535
Fair value of financial instruments	29,915	(12,380)	17,535
Foreign exchange gains/(losses)
Loans and receivables	86,936	(77,520)	9,416
Other financial transactions	3,101	(8,789)	(5,688)
Current transactions	16,711	(24,362)	(7,651)
Disposal of Financial assets	34	(30)	4
Total	106,782	(110,701)	(3,919)
(*) Exclude discontinued operations - Morocco.
Thousands of U.S. dollars	2016 (*)
	Gains	Losses	Net
Fair value of financial instruments	675	-	675
Fair value of financial instruments	675	-	675
Foreign exchange gains/(losses)
Loans and receivables	868	(12,200)	(11,332)
Other financial transactions	12,381	(45,784)	(33,403)
Current transactions	18,996	(30,755)	(11,759)
Total	32,245	(88,739)	(56,494)

F-69

Thousands of U.S. dollars	2017
	Gains	Losses	Net
Fair value of financial instruments	230	-	230
Fair value of financial instruments	230	-	230
Foreign exchange gains/(losses)
Loans and receivables	38,220	(57,187)	(18,967)
Other financial transactions	16,407	(14,405)	2,002
Current transactions	8,969	(15,431)	(6,462)
Total	63,596	(87,023)	(23,427)

23) SEGMENT INFORMATION

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

•     EMEA, which combines the activities carried out regionally in Spain and Morocco1.

•     The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.

•     Brazil, which is managed separately in view of its different language and major importance.

Inter-segment transactions are carried out at market prices.

The Atento Group uses EBITDA and Adjusted EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, site relocation costs, financing fees, asset impairments and other items which are not related to our core operating results.

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

1 Until September 2016.

The following tables present financial information for the Atento Group’s operating segments for the years ended December 31, 2015, 2016 and 2017 (in thousand U.S. dollars):

For the year ended December 31, 2015
	Thousands of U.S. dollars
	EMEA (*)	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	71,524	411,651	577,519	-	1,060,694
Sales to Telefónica Group	160,148	376,347	352,675	-	889,170
Sales to other group companies	32	1,775	-	(1,788)	19
Other operating income and expense	(219,713)	(685,565)	(813,701)	(7,623)	(1,726,602)
EBITDA	11,991	104,208	116,493	(9,411)	223,281
Depreciation and amortization	(12,360)	(38,371)	(49,979)	(797)	(101,507)
Operating profit/(loss)	(369)	65,837	66,514	(10,208)	121,774
Net finance expense	(12,343)	(8,678)	(25,257)	(116)	(46,394)
Income tax	3,233	(20,157)	(14,010)	7,784	(23,150)
Profit/(loss) from continuing operations	(9,479)	37,002	27,247	(2,540)	52,230
Profit/(loss) from discontinued operations	(3,082)	-	-	-	(3,082)
Profit/(loss) for the year	(12,561)	37,002	27,247	(2,540)	49,148
EBITDA	11,991	104,208	116,493	(9,411)	223,281
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	6,299	3,107	5,613	780	15,799
Site relocation costs	-	27	3,383	-	3,410
Financing and IPO fees	-	-	-	313	313
Asset impairments and Other	175	1,610	3,892	1,098	6,775
Adjusted EBITDA (unaudited)	18,465	109,060	129,381	(7,220)	249,686
Capital expenditure	7,332	39,207	74,248	427	121,214
Intangible, Goodwill and PP&E	62,014	211,105	266,454	2,372	541,945
Allocated assets	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities	278,871	327,042	456,823	(82,111)	980,625

(*) Exclude discontinued operations - Morocco.

For the year ended December 31, 2016
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	72,750	394,961	542,953	1	1,010,665
Sales to Telefónica Group	151,176	322,237	273,420	-	746,833
Sales to other group companies	4	1,718	-	(1,722)	-
Other operating income and expense	(220,645)	(596,963)	(717,683)	(8,497)	(1,543,788)
EBITDA	3,285	121,953	98,690	(10,218)	213,710
Depreciation and amortization	(10,712)	(33,757)	(52,356)	(539)	(97,364)
Operating profit/(loss)	(7,427)	88,196	46,334	(10,757)	116,346
Net finance expense	(12,319)	(31,092)	(40,074)	(24,297)	(107,782)
Income tax	4,933	(15,823)	(3,070)	8,753	(5,207)
Profit/(loss) from continuing operations	(14,813)	41,281	3,190	(26,301)	3,357
Profit/(loss) from discontinued operations	(3,206)	-	-	-	(3,206)
Profit/(loss) for the year	(18,019)	41,281	3,190	(26,301)	151
EBITDA	3,285	121,953	98,690	(10,218)	213,710
Restructuring costs	10,390	10,562	10,994	1,700	33,646
Site relocation costs	18	168	9,137	-	9,323
Asset impairments and Other	2,709	(40,668)	2,131	1,011	(34,817)
Adjusted EBITDA (unaudited)	16,402	92,015	120,952	(7,507)	221,862
Capital expenditure	2,124	23,042	23,000	-	48,166
Intangible, Goodwill and PP&E	48,342	189,036	298,920	1,540	537,838
Allocated assets	396,298	558,657	677,794	(255,131)	1,377,618
Allocated liabilities	272,082	259,352	490,172	(74,191)	947,415

For the year ended December 31, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	80,020	435,195	652,696	-	1,167,911
Sales to Telefónica Group	143,424	317,849	292,110	(1)	753,382
Sales to other group companies	1	4,997	-	(4,980)	18
Other operating income and expense	(215,860)	(688,949)	(832,377)	12,745	(1,724,441)
EBITDA	7,585	69,092	112,429	7,764	196,870
Depreciation and amortization	(9,340)	(37,640)	(56,908)	(533)	(104,421)
Operating profit/(loss)	(1,755)	31,452	55,521	7,231	92,449
Net finance expense	(16,834)	(13,206)	(33,038)	(30,406)	(93,484)
Income tax	5,031	(9,667)	(8,822)	925	(12,533)
Profit/(loss) for the year	(13,558)	8,579	13,661	(22,250)	(13,568)
EBITDA	7,585	69,092	112,429	7,764	196,870
Restructuring costs	3,831	8,473	4,011	464	16,779
Other	115	4,208	119	2,875	7,317
Shared services expenses	3,259	1,734	8,155	(13,148)	-
Adjusted EBITDA (unaudited)	14,790	83,507	124,714	(2,045)	220,966
Capital expenditure	3,948	24,503	38,825	259	67,535
Intagible, Goodwill and PP&E	49,101	178,485	306,672	1,185	535,443
Allocated assets	401,332	603,770	677,149	(351,946)	1,330,305
Allocated liabilities	126,575	280,575	499,670	45,646	952,466

F-72

"Other and eliminations" includes activities of the intermediate holdings in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,
	2015 (*)	2016	2017
Country
Spain	233,041	223,956	223,445
Other and eliminations (*)	(1,336)	(25)	(1)
EMEA	231,705	223,931	223,444

Argentina	162,143	119,589	142,473
Chile	79,626	80,106	97,196
Colombia	59,546	61,042	75,373
El Salvador	19,238	16,741	12,527
United States	28,865	36,968	48,341
Guatemala	17,091	15,771	16,732
Mexico	242,426	199,634	178,537
Peru	145,413	151,755	151,681
Puerto Rico	13,982	14,629	10,156
Uruguay	3,652	3,475	3,184
Panama	4,617	4,990	4,466
Other and eliminations (*)	13,174	14,217	17,375
Americas	789,773	718,917	758,041
Brazil	930,194	816,373	944,806
Other and eliminations (*)	(1,789)	(1,723)	(4,980)
Total revenue	1,949,883	1,757,498	1,921,311

(*) Includes holding company level revenues and consolidation adjustments.

The Atento Group signed a framework contract with Telefónica that expires on December 31, 2021. In 2017, 39.2% of service revenue were generated from business with Telefónica Group companies (42,5% in 2016 and 45,2% in 2015).

24) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profits/(losses) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	52,230	3,357	(13,568)
Atento’s loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars)	(3,082)	(3,206)	-
Weigthed average number of ordinary shares	73,648,760	73,816,933	73,909,056
Basic earnings/(loss) per share from continuing operations	0.71	0.05	(0.18)
Basic loss per share from discontinued operations	(0.04)	(0.04)	-

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted earnings per share attributable to common stockholders is the same.

	Thousands of U.S. dollars
	2015 (*)	2016 (*)	2017
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars) (1)	52,230	3,357	(13,568)
Atento’s loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars) (1)	(3,082)	(3,206)	-
Potential increase in number of ordinary shares outstanding in respect of share-based plan	1,026,207	272,791	-
Adjusted weighted average number of ordinary shares	74,674,967	74,089,724	73,909,056
Diluted earnings/(loss) per share from continuing operations	0.70	0.05	(0.18)
Diluted loss per share from discontinued operations	(0.04)	(0.04)	-

(*) Exclude discontinued operations – Morocco.

(1) As of December 31, 2017, potential ordinary shares of 1,090,060, relating to the stock option plan were excluded from the calculation of diluted loss per share as the loss in 2017 is anti-dilutive.

25) COMMITMENTS

a) Guarantees and commitments

As of December 31, 2016 and 2017, the Atento Group has guarantees and commitments to third parties of 320,300 thousand U.S. dollars and 322,233 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2016 and 2017 are as follow:

	Thousands of U.S. dollars
	2016	2017
Guarantees
Financial, labor-related, tax and rental transactions	166,036	156,579
Contractual obligations	154,239	165,624
Other	25	30
Total	320,300	322,233

The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relates to tax and labor proceedings.

b) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follow:

	Thousands of U.S. dollars
	2016	2017
Up to 1 year	54,965	63,178
Between 1 and 5 years	116,182	124,913
More than 5 years	36,462	52,021
Total	207,609	240,112

Total operating lease expenses recognized in the consolidated statements of operations for the year ended December 31, 2017 amount to 11,889 thousand U.S. dollars (3,376 thousand U.S. dollars in 2016 and 4,236 thousand U.S. dollars in 2015) under “Infrastructure leases” (see Note 22c) and 66,923 thousand U.S. dollars (63,014 thousand U.S. dollars in 2016 and 75,573 thousand U.S. dollars in 2015) under “Services provided by third parties” (see Note 22f).

No contingent payments on operating leases were recognized in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest in 2028.

At December 31, 2017, the payment commitment for the early cancellation of these leases is 137,684 thousand U.S. dollars (122,480 thousand U.S. dollars in 2016 and 127,531 thousand U.S. dollars in 2015).

26) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group’s key management personnel in 2015, 2016 and 2017:

	Thousands of U.S. dollars
	2015	2016	2017
Salaries and variable remuneration	6,999	3,826	4,374
Salaries	3,897	3,826	3,303
Variable remuneration	3,102	0	1,071
Payment in kind	1,156	980	858
Medical insurance	135	117	138
Life insurance premiums	10	27	28
Other	1,011	836	692
Total	8,155	4,806	5,232

27. SUBSEQUENT EVENT

In March 2018, Atento Brasil S.A. a indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ)  and Social Contribution on Net Income (CSLL)  for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss.

We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.  Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.