Form 20-F
period 2018-12-31
Atento S.A.
filed 2019-03-20
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended: December 31, 2018

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

75,070,926 ordinary shares

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

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

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

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of Pikco of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars to be concluded in up to 12 months. The total shares repurchased was 1.106.158 corresponding to $8.2 million.

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

	2014		2015		2016		2017		2018
	Average	December 31	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.75	0.82	0.93	0.92	0.90	0.95	0.89	0.83	0.85	0.87
Brazil (BRL)	2.35	2.66	3.34	3.90	3.48	3.26	3.19	3.31	3.65	3.87
Mexico (MXN)	13.33	14.74	15.88	17.25	18.69	20.62	18.92	19.66	19.24	19.65
Colombia (COP)	2,000.23	2,390.44	2,745.55	3,153.54	3,054.33	3,000.71	2,951.28	2,984.00	2,955.34	3,249.75
Chile (CLP)	570.51	606.75	654.76	710.16	676.73	667.29	648.86	615.22	641.38	695.69
Peru (PEN)	2.84	2.98	3.19	3.41	3.38	3.36	3.26	3.25	3.29	3.38
Argentina (ARS)	8.12	8.55	9.26	13.04	14.78	15.89	16.56	18.65	28.12	37.70

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Atento’s Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

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
•

an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks and other cybersecurity issues;

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our financial reporting periods presented in the table below reflects the consolidated results of operations of Atento, as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

Selected Consolidated Other Financial Information

($ in millions other than share and per share data)	2014 (*)	2015 (*)	2016 (*)	2017	2018
Revenue	2,278.2	1,949.9	1,757.5	1,921.3	1,818.2
Operating profit/(loss)	87.6	121.8	116.4	92.4	89.5
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	(13.6)	20.5
Loss from discontinued operations	(0.5)	(3.1)	(3.2)	-	-
Profit/(loss) for the year	(42.1)	49.1	0.2	(13.6)	20.5
Earnings/(loss) per share-basic from continuing operations	(0.60)	0.71	0.05	(0.18)	0.28
Loss per share-basic from discontinued operations	(0.01)	(0.04)	(0.04)	-	-
Earnings/(loss) per share-diluted from continuing operations	(0.60)	0.70	0.05	(0.18)	0.28
Loss per share-diluted from discontinued operations	(0.01)	(0.04)	(0.04)	-	-
Dividends declared per share	-	-	-	0.33	-
Number of shares	73,619,511	73,751,131	73,909,056	73,909,056	75,070,926
Weighted average number of shares outstanding-basic	69,603,252	73,648,760	73,816,933	73,909,056	73,841,447
Weighted average number of shares outstanding-diluted	69,603,252	74,674,967	74,089,724	73,909,056	74,778,062
Balance sheet data:
Total assets	1,657.9	1,378.4	1,377.6	1,330.3	1,213.4
Equity	464.9	397.8	430.2	377.8	340.1
Capital stock	0.048	0.048	0.048	0.048	0.049
(*) Exclude discontinued operations - Morocco.

Summary Consolidated Historical Financial Information
					Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change	Change excluding FX (%)
($ in millions)	2014 (*)	2015 (*)	2016 (*)	2017			2018	(%)

Revenue	2,278.2	1,949.9	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Loss from discontinued operations	(0.5)	(3.1)	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year	(42.1)	49.1	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
EBITDA (1)	205.9	223.3	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.2
Adjusted EBITDA (1)	305.3	249.7	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)
Adjusted Earnings (2)	89.2	77.9	48.2	58.4	21.2	21.4	59.1	1.1	42.7
Adjusted Earnings per share (in U.S. dollars) (3)	1.21	1.06	0.65	0.79	21.6	21.3	0.80	0.9	42.9
Adjusted Earnings attributable to Owners of the parent (2)	89.2	77.9	48.1	55.2	14.8	14.9	57.2	3.6	24.5
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	1.21	1.06	0.65	0.75	14.9	14.8	0.77	3.7	24.6
Capital Expenditure (4)	(120.1)	(121.2)	(48.2)	(67.5)	40.1	31.9	(89.9)	33.2	N.M.
Total Debt	653.3	575.6	534.9	486.3	(9.1)	(9.1)	459.8	(5.4)	(9.1)
Cash and cash equivalents	238.3	184.0	194.0	141.8	(26.9)	(30.1)	133.5	(5.8)	5.0
Net debt with third parties (5)	415.0	391.6	340.9	344.5	1.1	3.8	326.2	(5.3)	(6.0)
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

EBITDA and adjusted EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economy our operations in Argentina.

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
(3)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 74,778,062, 73,909,056 and 73,816,933 as of December 31, 2018, 2017 and 2016, respectively.
(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.
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

Cash Flow Selected Data:
	For the year ended December 31,
($ in millions)	2014	2015	2016	2017	2018
Cash flows from operating activities	135.3	37.0	141.9	114.5	81.2
Cash flows used in investing activities	(149.8)	(67.2)	(75.1)	(90.9)	(41.2)
Cash flows from/(used in) financing activities	38.8	36.6	(62.7)	(84.3)	(33.7)
Net increase/(decrease) in cash and cash equivalents	24.3	6.4	4.2	(60.8)	6.3
Effect of changes in exchange rates	(26.4)	(33.8)	5.8	8.6	(14.5)
Cash and cash equivalents at beginning of period	213.5	211.4	184.0	194.0	141.8
Cash and cash equivalents at end of period	211.4	184.0	194.0	141.8	133.5

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):
	For the year ended December 31,
($ in millions)	2014 (*)	2015 (*)	2016 (*)	2017	2018
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	(13.6)	20.5
Net finance expense (**)	110.8	46.4	107.8	93.5	55.6
Income tax expense	18.4	23.2	5.2	12.5	13.4
Depreciation and amortization	118.3	101.5	97.3	104.4	95.2
EBITDA (non-GAAP) (unaudited)	205.9	223.3	213.7	196.9	184.8
Acquisition and integration related costs (a)	9.9	0.1	-	-	-
Restructuring costs (b)	26.7	15.8	33.7	16.8	-
Sponsor management fees (c)	7.3	-	-	-	-
Site relocation costs (d)	1.7	3.4	9.3	-	-
Financing and IPO fees (e)	51.9	0.3	-	-	-
Contingent Value Instrument (f)	-	-	(41.7)	-	-
Asset impairments and Other (g)	1.9	6.8	6.9	7.3	-
Total non-recurring items (***)	99.4	26.4	8.2	24.1	-
Adjusted EBITDA (non-GAAP) (unaudited)	305.3	249.7	221.9	221.0	184.8

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

(a)

Acquisition and integration related costs incurred in 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)

Restructuring costs incurred in 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(c)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2014. The advisory agreement was terminated in connection with the initial public offering.

(d)

Site relocation costs incurred for the years ended December 31, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.

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

Reconciliation of Adjusted Earnings to profit/(loss):
	For the year ended December 31,
($ in millions)	2014 (*)	2015 (*)	2016 (*)	2017	2018

Profit/(loss) from continuing operations	(41.6)	52.2	3.4	(13.6)	20.5
Acquisition and integration related costs (a) (**)	9.9	0.1	-	-	-
Amortization of acquisition related intangible assets (b)	36.6	27.5	24.2	22.4	21.2
Restructuring costs (c) (**)	26.7	15.8	33.6	16.8	-
Sponsor management fees (d) (**)	7.3	-	-	-	-
Site relocation costs (e) (**)	1.7	3.4	9.3	-	-
Financing and IPO fees (f) (**)	51.9	0.3	-	-	-
PECs interest expense (g)	25.4	-	-	-	-
Asset impairments and Other (h) (**)	1.9	6.8	6.9	7.3	-
DTA adjustment in Spain (i)	9.8	1.5	-	-	-
Net foreign exchange gain on financial instruments (j)	(27.3)	(17.5)	(0.7)	(0.2)	-
Net foreign exchange impacts (k)	33.3	4.0	21.1	23.4	28.8
Contingent Value Instrument (l)	-	-	(26.2)	-	-
Financial non-recurring (m)	-	-	-	17.7	-
Depreciation non-recurring (n)	-	-	-	2.8	-
Tax effect (o)	(46.4)	(16.2)	(23.5)	(18.2)	(11.3)
Total of add-backs	130.8	25.7	44.7	72.0	38.7
Adjusted Earnings (non-GAAP) (unaudited)	89.2	77.9	48.2	58.4	59.1
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	1.21	1.06	0.65	0.79	0.80

(*) Exclude discontinued operations – Morocco.

(**) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Acquisition and integration related costs incurred in 2014, are costs associated with the acquisition and post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational setup with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

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

(c)

Restructuring costs incurred in 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

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

(l)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI. The interest reversal of $19,9 million was recognize on “Finance Cost”.

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

(o)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For 2017 and 2018, the effective tax rate after removing non-recurring items is 32.3% and 36.3%.

(***) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,841,447, 73,909,056 and 73,816,933 as of December 31, 2018, 2017 and 2016, respectively.

Reconciliation of total debt to net debt with third parties
	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2014	2015	2016	2017	2018
Debt:
Senior Secured Notes	300.3	301.7	303.3	398.3	400.0
Brazilian Debentures	245.9	168.1	156.6	21.1	14.7
Contingent Value Instrument (1)	36.4	26.3	-		-
Finance Lease Payables	9.0	4.7	3.6	10.5	5.5
Other Borrowings	61.7	74.8	71.4	56.4	39.5
Total Debt	653.3	575.6	534.9	486.3	459.8
Total Debt excluding PECs	653.3	575.6	534.9	486.3	459.8
Cash and cash equivalents	(211.4)	(184.0)	(194.0)	(141.8)	(133.5)
Short-term financial investments	(26.9)	-	-	-	-
Net debt with third parties (2) (unaudited)	415.0	391.6	340.9	344.5	326.2
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	305.3	249.7	221.9	221.0	184.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.4x	1.6x	1.6x	1.6x	1.8x
(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.
(2)	The CVI was terminated on November 8, 2016 as part of the Telefónica MSA renegotiation.
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

(4)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, site relocation costs, financing fees, IPO costs, asset impairments and other itemsnot related to our core results of operations.

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

For the year ended December 31, 2018, we derived 39.0% of our revenue from the Americas and 48.3% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

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

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2018. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or economic downturn. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2018, 45.8% of our revenue was derived from clients in the telecommunications industry and 34.8% of our revenue was derived from clients in the financial services industry including insurance. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 87.4%, 88.6% and 87.3% of our revenue respectively, for the years ended December 31, 2016, 2017 and 2018. In addition, key markets such as the telecommunications and financial services industries comprised 80.6% of our revenue for the year ended December 31, 2018.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,309.9 million in 2016, $1,429.1 million in 2017 and $1,365.2 million in 2018, or 74.5%, 74.4% and 75.1%, respectively, of our revenue in those periods.

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

Brazil has approved changes in the payroll exemption policy for most of the sectors then benefited. The modifications were made by Law 13.670, dated May 30, 2018. Taxation on the gross revenue of call center companies, with a 3% tax on gross revenue was maintained.

              For our economic activity, it is much more advantageous to collect an aliquot ranging from 1% to 4.5% on gross revenue, called Social Security Contribution on Gross Revenue (CPRB), as predicted by the law, than to collect a 20% social security contribution on the payroll , as occurs with companies outside the tax exemption system.

             The new law stipulates the end of taxation on gross revenue for all sectors as of December 31, 2020, when it comes into effect the payment to the Social Security contribution of 20% on payroll. The new Brazilian Government, installed on the 1st. January 2019 announced it is examining a new modification in relation to the theme, wishing to continue with the exemption of payroll for the whole productive sector, circumstance to be continued monitored

Our operating results may fluctuate from one quarter to the next due to various factors including seasonality.

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

As of December 31, 2018, the mainly of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and volatility in the past and Argentina recently been classified as hyperinflationary economies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period end exchange rate, and statements of operations and cash flows at average exchange rates for the year, except for Argentina. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2014, 2015, 2016, 2017 and 2018, these fluctuations had a significant effect on our results of operations.

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

For the years ended December 31, 2018, 2017 and 2016, revenue from our operations in Brazil accounted for 48.3%, 49.2% and 46.5% of our total revenue, respectively and Adjusted EBITDA from our operations in Brazil accounted for 53.8%, 56.4% and 54.5% of our total Adjusted EBITDA, respectively. In each case, before holding company level revenue, expenses and consolidation adjustments.

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

In 2018, our operations in Argentina accounted for 7.4% of our revenue and 3.8% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. In 2015, the Argentine economy has experienced a recession, as well as a political and social crisis, and the significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, the continued depreciation of the Argentine peso may have a negative impact on our business in Argentina. For example, in 2018, the Argentine peso depreciated approximately 51% against the U.S. dollar.

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

During 2018, Atento implemented the new obligations of the GDPR – Global Data Protection Regulation through the review of it’s main processes relating to employees, clients and providers of Spanish companies, working hand in hand with Information Security, this implementation has required:

•	re-definition of certain processes
•	update or drafting of new policies and
•	renegotiation of many agreements with clients and providers to include the new provisions of the GDPR and to assign certain new responsibilities.
•	Also staff training materials have been elaborated and GDRP training sessions have been given throughout the different sites.

Brazil has adopted in 2018, a General Data Protection Law (LGPD). The law will come into effect after a 18 months adaptation period, in early 2020. At the moment, Atento Brazil is devoted to the analysis and implementation of the new obligations and process that this regulation brings along. The LGPD has transversal and multi-sectoral application, both in public and private sectors, online and offline. It deals with the concept of personal data and lists the legal bases that authorize its use, basic rights of the data subject— such as right to access, exclusion of data and to explanation; and the obligations and limits that should be applied to any entity that processes personal data

Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients’ businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica Group and a few other major client groups. For the year ended December 31, 2016, 2017 and 2018, we generated, 42.5%, 39.2% and 39.0%, respectively, of our revenue from the services provided to the Telefónica Group. Our contracts with Telefónica Group companies in Brazil and Spain comprised 56.4%, 57.8% and 58.8%, respectively, of our revenue from the Telefónica Group for the years ended December 31, 2016, 2017 and 2018. Our 15 largest client groups (including the Telefónica Group) on a consolidated basis accounted for a total of 75.2% of our revenue for the year ended December 31, 2018.

We are party to a master services agreement (the “MSA”) with Telefónica for the provision of certain CRM BPO services to Telefónica Group companies which governs the services agreements entered with the Telefónica Group companies. As of December 31, 2017, 32 companies within the Telefónica Group were a party to 132 arm’s length contracts with us. While our service contracts with the Telefónica Group companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica Group companies may be amended in a manner adverse to us or terminated early.

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

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 75.3% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated in every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

For Atento Argentina, the recent Resolution n°810 issued by the Ministry of Production and Labor, has extended the application of the Collective Labor Agreement 688/14 (celebrated by the ATACC -Association of Argentine Workers of Contact Centers) to the city of Buenos Aires, Province of Buenos Aires, Buenos Aires, Tucumán, Chaco, San Luis, Mendoza and Salta. Since the administrative acts are considered legitimate since its enactment and taking into account that Atento has not been notified of any measure (administrative or judicial) ordering the suspension of the effects of such 810 resolution, the staff of Atento Argentina SA will no longer be governed by CCT 130/75 (corresponding to the Commerce Employees Union) and will be governed by CCT 688/14.

Rapid growth may make it difficult for us to maintain our internal operational and financial systems.

Since our foundation in 1999, and particularly from 2004 onwards, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 89,082 as of December 31, 2016 to  92,264 as of December 31, 2017 and increased to  92,271 as of December 31, 2018. The average number of employees (excluding internships) increased from 151,601 for the year ended December 31, 2016 to 151,817 for the year ended December 31, 2017 and increased to 153,038 for the year ended December 31, 2018.

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

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2018, our average days sales outstanding (“DSO”) was approximately 57 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica must satisfy its payment obligations to us was extended. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

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

Despite the prospective effects of the new mentioned legal environment, Atento has been named in numerous labor-related disputes commenced by Atento’s employees or ex-employees, for various reasons, including dismissals or claims over employment conditions in general, and our internal structuring and reorganizations and dismantlings.  In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate.  In the normal course of our business we are also party to various other lawsuits and regulatory proceedings, including, among other things, daily and general working routine, overtime rules, health and safety matters in the workplace, commercial claims and other matters. The estimated amount involved in these claims total $125.2 million of which $20.8 million have been classified as probable, $47.1 million classified as possible and $57.3 million classified as remote, based on inputs from external and internal counsels as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $45.7 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our historical experience with these types of claims, as of December 31, 2018, we have recognized $20.8 million of provisions. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2018, we had total indebtedness of $ 459.8 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditure, acquisitions or other important needs;
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

Bain Capital controls Topco and PikCo, and owns, directly or indirectly, approximately 64.34% of our ordinary shares, Bain Capital have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

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

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2018, we experienced monthly turnover rates around 6.2% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us) requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, within our industry as well as with companies in other industries and in many locations where we operate there are a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our profit margins.

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

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica Group companies) for the year ended December 31, 2018 represented 75.2% of our revenue. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups for the year ended December 31, 2018 represented in aggregate 38.1% of our revenue. In addition, a contract termination or significant reduction in the services contracted to us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The company's performance in Brazil was strengthened by the creation of a legal framework for outsourcing activities, embodied by a specific law for the sector and that allows outsourcing activity indistinctly. Likewise, the Federal Supreme Court decided that for the period prior to the creation of the aforementioned legal framework, the indistinct outsourcing activity was authorized by the Federal Constitution.

This set of factors has changed the perspectives that had existed until then due to decisions that were contrary to outsourcing by the Labor Courts, had a favorable impact on our business, including financial conditions, results of operations and prospects for business expansion.

With the new law regulating outsourcing as of March 31, 2017, the National Congress in Brazil approved a law, sanctioned by the president of the Republic, all outsourced labor relations were made possible, considering legal any kind of outsourcing activities being them intermediate and/or essential for the outsourcing company. Despite some disputes provoked by the trade union centrals and the Public Labor Ministry,   so far no measure suspending the new law was obtained before Brazilian higher courts and so, presently, this new law decreased the risk of labor conviction until then faced by the subsidiary Atento Brasil S.A. Thus, outsourcing as of March 31, 2017 has gained a legal framework that has brought stability to our business sector. There remained a decision regarding outsourcing exercised before March 31, 2017.

As before March 31, 2017, there was no specific legislation in Brazil on the subject, the issue in the country was regulated by an understanding of Labor Justice, enshrined in Supreme Labor Court’s Summary 331 (Tribunal Superior do Trabalho – TST), which established that the outsourcing of intermediate activities of the company that took the services was legal, meanwhile the outsourcing of essential activities was illegal. In Brazilian law, a summary is an entry that registers the standardized interpretation adopted by a Court on a specific topic, based on the judgment of several similar cases, with the dual purpose of making public the jurisprudence for the society as well as to promote uniformity between decisions.

In this sense, at the end of 2018, when appreciating the merit on processes ADPF 324 AND RE 958252 AT 08/30/18 (outsourcing in general and outsourcing in the telecommunications sector respectively) the STF rulled the Jurisprudence Guideline 331 of the Superior Labor Court (TST) was canceled and outsourcing was considered a constitutional issue and allowed in Brazil with the 1988 Constitution. It awaits the publication of the ruling of the decision so that its effects are modulated in the face of the processes which were based on TST's Summary 331. With this decision on the merit, such interpretation of the STF is a binding precedent that must be adhered to by all lower courts in the country.

Presently it is considered lawful the outsourcing in Brazil for all stages of the production process, and so, in a decision of general repercussion it was stated that “It is possible to outsource or any other form of division of labor between different legal entities, regardless the corporate purpose of the companies involved”

 Thus, in relation to the risk of the outsourced activity, only the possibility of unlawful outsourcing remains, based on the country's ordinary labor legislation, in case the service provider receives direct or indirect orders from the contracting company. If the requirements of the employment relationship are fulfilled, there is a possibility of recognition of the employment relationship with the contracting company, with subsidiary responsibility of the call center company.

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

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 75.1 million ordinary shares outstanding as of December 31, 2018.

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

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

History and Structure

Our legal name is Atento S.A. We are a public limited liability company (“société anonyme”) organized and existing under the laws of the Grand Duchy of Luxembourg on March 5, 2014 and have our registered office at 4, rue Lou Hemmer, L1748 Luxembourg Findel, Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is the U.S. agent.

Our principal executive offices are located at Rua Professor Manoelito de Ornellas, 303, 1º andar, Condomínio Nova São Paulo, 04719040, São Paulo, Brazil, telephone number +55 11 3293 5926 / +55 11 3779 8119, and C/ Santiago de Compostela 94, 28035 Madrid, Spain. Our agent for service of process in the United States is American Stock Transfer & Trust Company, LLC.

We were founded in 1999 to consolidate the Telefónica Group’s CRM services into a single company to take advantage of the expected demand in CRM services and to capture efficiencies of scale, with the startup of our operations in Brazil, Chile, El Salvador, Guatemala, Peru, Puerto Rico and Spain. By 2000, we had launched our operations in other countries including Argentina, Colombia, and Morocco, while further growing our Brazilian operations and in 2001 our operations in Mexico. We then began to increase our focus on consolidation and business profitability.

We continued our geographic expansion by launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher quality services and the development and maintenance of longterm relationships with our clients. This strategy was very successful, driving a significant increase in revenue and operating profit from 2003 to 2007.

In 2008, we broadened our strategic targets to include the pursuit and provision of new business opportunities, while continuing to implement our strategy of differentiation by offering higher quality solutions, superior valueadded services and building and maintaining longterm relationships. We also expanded our geographical presence in 2008 in the Czech Republic and in 2009 we began operations in the United States.

In December 2012, Atento was acquired by funds affiliated with Bain Capital. In connection with Bain Capital’s acquisition, Atento further reinforced its partnership with Telefónica. In 2012 we signed a MSA agreement with Telefónica with a nine-year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

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

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer-Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil

On June 29, 2017, we launched a new business unit, Atento Digital, to drive customer experience in the age of digitalization. Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers.

Capital Expenditure

Our business requires capital expenditure, for both growth and maintenance. This includes the construction and initial fitout of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
($ in millions)
Brazil	23.0	38.8	42.2
Americas	23.0	24.5	41.5
EMEA	2.1	3.9	6.2
Other and eliminations	-	0.3	-
Total capital expenditure	48.1	67.5	89.9

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

Latin America is one of the most attractive CRM BPO markets globally and we believe Atento is uniquely positioned to capture this growth potential as one of the few scale players in the region. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO market in the world, with a market size of approximately $10.5 billion in 2017.

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

We are the largest provider of CRM BPO services in Latin America, where we had a market share of 17.3% for the year ended December 31, 2017, according to Frost & Sullivan. We hold the number one market share position in most of the countries in Latin America where we operate, including Brazil, the largest market in Latin America, Mexico (domestic market), Peru, Argentina and Chile, based on revenues for the year ended December 31, 2017. We have achieved our leadership position over our 20-year history through our dedicated focus on superior client service, scaled and reliable technology and operational platform, a deep understanding of our clients’ diverse local needs, and our highly engaged employee base. Given its growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region, where we have approximately twice the market share of the second-largest operator.

We offer a comprehensive portfolio of CRM BPO services, including sales, customer care, technical support, collections and back office. We continue to evolve from offering individual CRM BPO services to combining multiple service offerings covering both the front- and back-end of the customer experience into customized CRM BPO solutions adapted to client needs. We believe our customized end-to-end solutions provide an improved experience for our clients’ customers, create stronger customer relationships that reinforce our clients’ brand recognition, and enhance our clients’ customer loyalty. Our individual services and solutions are delivered across multiple channels, including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions. In 2018, CRM BPO solutions and individual services comprised 26.6% and 73.4% of our revenue, respectively. Brazil has the highest penetration of CRM BPO solutions of our segments, and we change solutions from 37.5% of revenue in 2017 to 41.7% of revenue in Brazil in 2018.

We also enjoy longstanding client relationships across a variety of industries and we work with market leaders in telecommunications, banking and financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology and media industries. In 2018, our revenue from clients in telecommunications, financial services and multisector represented 45.8%, 34.8% and 19.4% of our total revenue, respectively. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 61.0% of our total revenue in 2018, compared to 10.0% of our total revenue when we were founded in 1999.

Atento benefits from a highly engaged employee base. Our over 153,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2016, for the fourth consecutive year, we were recognized as one of the top 25 companies to work for in the world, according to the list of the World’s Best Multinational Workplaces by Great Place to Work® (“GPTW”), a group in which Atento is the only CRM BPO and Latin America-based company. In 2018 we were also recognized for the eighth year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®.

We have a strong relationship with Telefónica underpinned by a long-term master services agreement (the “MSA”). On November 8, 2016, we entered into an Amendment Agreement to the MSA (the “Amendment”) with Telefónica, our largest client, reinforcing and strengthening the Company’s strategic relationship with Telefónica. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; providing that the Company will maintain at least our current share of Telefónica’s spending in all key contracts; and certain other amendments. We are currently serving 32 companies of the Telefónica Group under 132 arm’s-length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica Group companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates.

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

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. (“Atento Brasil”), acquired 81.49% of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$27.1 million (equivalent to $8.6 million). We believe the combination of Atento Brasil and RBrasil:

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

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer—Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. The total amount paid for this acquisition was $14.7 million, net of cash acquired. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin America markets.

On June 29, 2017, we launched a new business unit, Atento Digital, to drive customer experience in the age of digitalization. Atento Digital’s mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital’s proposal incorporates the use of digital marketing tools, automation, artificial intelligence, cognitive technology based on Keepcon’s semantic engine and analytics to deliver a new level of customer experience and process efficiency for Atento’s core service such as sales, customer care, technical support, collections or back office. All these services are offered via Atento’s omni-channel platform that combines both traditional and digital channels. Atento’s digital proposal also includes consultancy services and solutions for advancing digital transformation processes while fully leveraging existing systems.

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

Our revenue for the year ended December 31, 2018, was $1,818.2 million, our Adjusted EBITDA was $184.8 million and our profit for the year was $ 20.5 million. For the years ended December 31, 2017 and 2018, our revenue increased by 9.3% (2016x2017), and decreased by 5.4% (2017x2018), respectively, and our Adjusted EBITDA decreased by 0.4% and 16.4%, respectively. The following table sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
($ in millions, except percentage changes)
Brazil	816.4	944.8	877.7
Americas	718.9	758.0	708.7
EMEA	223.9	223.4	240.9
Other and eliminations (1)	(1.7)	(5.0)	(9.1)
Total	1,757.5	1,921.3	1,818.2
(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide, and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2018, Brazil accounted for  48.3% of our revenue and 1.5% of our Adjusted EBITDA; Americas accounted for  39.0% of our revenue and -6.3% of our Adjusted EBITDA; EMEA accounted for  13.2% of our revenue and -2.0% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the years ended December 31, 2016, 2017 and 2018:

Revenue by country
	For the year ended December 31,
($ in millions)	2016	2017	2018	% of Total revenue

Country
Spain	224.0	223.4	240.9	13.2
Other and eliminations (*)	(0.1)	-	-	-
EMEA	223.9	223.4	240.9	13.2

Argentina	119.6	142.5	134.6	7.4
Chile	80.1	97.2	112.7	6.2
Colombia	61.0	75.4	71.2	3.9
El Salvador	16.7	12.5	14.3	0.8
United States	37.0	48.3	50.0	2.8
Guatemala	15.8	16.7	16.2	0.9
Mexico	199.6	178.5	177.6	9.8
Peru	151.8	151.7	136.3	7.5
Puerto Rico	14.6	10.2	9.4	0.5
Uruguay	3.5	3.2	2.9	0.2
Panama	5.0	4.5	4.1	0.2
Other and eliminations (*)	14.2	17.4	(20.4)	(1.1)
Americas	718.9	758.0	708.7	39.0
Brazil	816.4	944.8	877.7	48.3
Other and eliminations (*)	(1.7)	(5.0)	(9.1)	(0.5)
Total revenue	1,757.5	1,921.3	1,818.2	100.0
(*) Includes holding company level revenues and consolidation adjustments.

The amounts of revenue by country reported are impacted by foreign exchange effects, which can be significant between the years in some countries. For additional information, see Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Seasonality

Our performance is subject to seasonal fluctuations. For each of the years presented herein, our performance was lower in the first quarter of the year than in the remaining three quarters of the year. This is primarily due to (i) our clients generally spending less in the first quarter of the year after the yearend holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the yearend holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual operating results.

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

Growth strategy

We are focused on our clients’ needs and, therefore, developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. We believe our offer is a strong component of our growth equation as well as our ability to generate value for our clients in an environment impacted by digital technologies. We will continue evolving our offer to best serve our clients along three axes:

•	Double down on higher value-added solutions with a strong industry focus. This means that we want to go deeper into our client´s customer value chain with customized end to end solutions
•	Accelerate digital solutions across the customer lifecycle, becoming the strategic service provider for digital CRM processes

•	Strengthen our process consulting capabilities to provide unique business transformation solutions

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

Our value proposition has continued to evolve towards end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving efficiency and reducing costs for our clients. Our revenue from these solutions in particular has grown faster than our overall revenue over the past several years. For the year ended December 31, 2018, our share of CRM BPO solutions represented 26.6% of revenue, up  10 basis points yearonyear.

Our Atento Digital Business Unit, launched in the mid-2017, are plenty structured to develop and deliver digital solutions, ensuring our customer centric vision, which includes four pillars:

•	Data Driven: Integration and use of client’s data & analytics to understand profiles, habits, likes, in order to develop models of propensity;
•	User Experience: We understand customer interaction and experience with design, interface, usability and operation diagnostics;
•

Omnichannel & Social: With this map, we understand where and how clients prefer to interact and we act in an integrated, fluid and resilient way, with lean & agile development, RPA use and systems integration;

•	Journey Automation: Based on UX, we design new journeys for customers and automate repetitive processes through digital tools, use of artificial intelligence and semantic technology.

The Atento Digital also adopted the Lean Digital Transformation (LDT) methodology, which allow us to implement digital operations faster, through new skills and team capabilities (Agile Squads and DevOps, for example).

We have continued the efforts to improve the digital features of our solutions portfolio (sales, customer care and collections), by enhancing the artificial intelligence and automation capabilities from our omnichannel platform with Keepcon semantic technology, expanding assertiveness in understanding and resolving consumer needs, in real-time and generating business insights from our Data Science team, at the same time.

Along with the digital initiatives, we also consolidated our Back Office solutions, mainly in Credit Origination (auto loans, mortgage, personal loans and credit cards), Healthcare and BPT (Business Process Transformation).

From a geographic perspective, our strategy contemplates strengthen our leadership position in Latin America, one of the fastest growing CRM BPO markets in the world. A market which presents significant room for outsourcing penetration and that starts to see a general recovery of consumer indexes and growth of its middle class, fueling consumer expenditure and demand for customer intensive industries. Our geographic strategy implies also achieving a meaningful presence in the US Nearshore business, aligned with Atento leadership position in the Latin America market.

The continued diversification of the client base is one more key element of our growth strategy. We believe we have come a long way since 2014 in this aspect moving from a 53.5% of our revenues being generated by Multisector clients to 61.0% in 2018. We are aggressively growing outside of Telefónica and continue to win new client relationships, either from competitors or from new clients as they outsource their inhouse operations because of our strong sector credentials. Today, we provide solutions to most of the telcos (telecommunications companies) in Brazil and have been awarded contracts with leading Latin America regional telecommunication companies, other than Telefónica, across our footprint. Going forward, we are focused on growing these new relationships to scale.

Outside of (telecommunications companies), we expect our expanded capabilities to continue helping us to gain share with financial services, while increasing presence in other fast-growing segments. Although (telecommunications companies) and financial services remain key drivers for growth, we are focusing our commercial efforts in other fast growing sectors such as healthcare, retail, travel & hospitality or consumer electronics where outsourcing is growing fast in Latin America.

We also recognize that the market for providing outsourcing services to U.S. clients from Latin America is a sizable and fastgrowing opportunity for us. We believe our strong relationships with multinational clients throughout Latin America positions us well to also serve their offshoring needs in the United States, as exemplified by our nearshoring relationships, and have continued investing in U.S. Nearshore infrastructure.

Finally, we are committed to continue expanding capabilities and addressable markets via strategic operations.

WorldClass Operation

We are continuing to see benefits in our operational excellence initiatives, which continue to support future profitable growth.

We continue to make investments in infrastructure, proprietary technologies, and management and development processes that capitalize on our extensive experience managing large and globalized operations. We are focused on a variety of initiatives to enhance agent productivity. We have established operational command centers in Peru, Brazil, Madrid and Mexico City finalizing our global strategy for establishing command centers in each of our regions. These centers are pivotal to our strategy of streamlining the efficiency of our operations across our delivery centers and optimizing corporate functionality and management effectiveness through a standardized set of industry-certified processes and capabilities. The centers are continuously upgraded with leading-edge technology to enhance our ability to shift resources across programs and channels as needed, in real-time, based on client requirements.

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

Human resources is one of our largest costs at Atento, and we have focused on recruiting, selecting and training talent because we believe this is key to the successful delivery of our CRM BPO services and solutions. Given our dependency on human resources in all of our operations, we continue to focus on creating efficiencies in our recruiting, selection and training areas. We have established new recruiting channels and techniques to reduce the number of required resources to fill demands, implemented an automated selection tool which reduces our dependence on a big recruiting team and improves the accuracy of our process, and implemented new simulation- and web-based training solutions which have reduced our dependence on instructor-led training and the number of training days required, as well as improved our learning curve post-training and the consistency of our training delivery.

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

Our value proposition has continued to evolve toward end-to-end CRM BPO solutions, incorporating processes, technology and analytics as enablers for our services, all aimed at improving our clients’ efficiency and reducing their costs. In 2018, CRM BPO solutions and individual services comprised 26.6% and 73.4% of our revenue, respectively. For our clients in Brazil, our largest market, CRM BPO solutions and individual services comprised 41.7% and 58.3% of our revenue, respectively, for the year ended December 31, 2018.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes the Telefónica Group, Banco Bradesco, Banco Santander, HSBC, Samsung and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which for us includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2018, our revenue from clients in telecommunications, financial services and multisector represented 45.8%, 34.8% and 19.4% of total revenue, respectively.

For December 31, 2018, our top 15 clients accounted for 75.2% of our revenue, and, excluding the Telefónica Group companies, our next 15 clients accounted for 38.1% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

Development of Client Base

As of December 31, 2018, our client base consisted of over 400 separate clients. Since 1999, when our former parent company, Telefónica, and its subsidiaries contributed approximately 90.0% of our revenue, we have driven the diversification of our client base by sources of revenue. For the years ended December 31, 2016, 2017 and 2018, we generated 42.5%, 39.2% and 39.0% and respectively, of our revenue from Telefónica Group companies.

As of December 31, 2018, 32 companies within the Telefónica Group were party to 132 arm’slength contracts with Atento. Our service agreements with Telefónica Group companies remained in effect following the consummation of the Acquisition. Additionally, we entered into the MSA, a new framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021, with the exception of Brazil and Spain ending in 2023.

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

In November 2016, we entered into another three-year contract in Brazil with Vivo, (Telefonica’s Subsidiary) maintaining volume levels through the expansion of our business and improved profitability supported by changes in our operating model.

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

Listed below some of the most relevant awards achieved in 2018:

•

Great Place to Work Awards.
In 2016, for the fourth year running, Atento was one of the 25 Best Multinationals to Work in the World. The Company was also one of the 25 Best Multinationals to Work for in Latin America in 2018 for the eighth consecutive year, according to Great Place to Work. In 2018, eight of the Company's national operations were included in the Great Place to Work®.

•

ABEMD Awards, Best Direct Marketing Practices in Brazil.
The ABEMD awards recognize the best solutions in the direct marketing industry in Brazil. They analyze the strategy, planning, creativity and results of each solution. In 2018, Atento was won 7 trophies in the 2018 in partnership with its clients Bradesco, Unilever, Santander, Unimed BH and Telefónica

•

IMT Awards, Best CRM Practices in Mexico.
Most prestigious awards for the CRM industry in Mexico, granted by the Instituto Mexicano de Teleservicios. Atento was recognized with three IMT awards in the 2018 edition. The Company has received the Gold Awards for the Best Sales Strategy, Best Customer Experience Strategy and Best Talent Management.

•

Platinum Contact Center Awards.
The Platinum Contact Center awards recognize the work of banking, insurance, telecommunications and industry companies that understand contact centers as value creators for their organization. In the 2018 edition, Atento Spain was recognized with awards Best Customer Experience in the Insurance Sector for its work with Liberty Seguros

•

CRC Gold Awards.
The CRC Gold Award for Best Outsourcer recognizes excellence in customer services and business process outsourcing and are the leading CRM/BPO industry awards in Spain. Atento has been recognized with the Best Outsourcer in Customer Service Award in Spain for its service and operation with Endesa

•	Top Employer. Atento received the Top Employer certificate awarded by the CRF institute (Corporate Research Foundation) in Spain and Brazil in 2018.
•

Ranking Valor Inovação
Atento was recognized as the 2nd most innovative company in Brazil's service sector in the Ranking Valor Inovação. The study is prepared by the journal Valor Econômico, one of the country's most renowned business publications, in partnership with Strategy&, the strategic consultancy firm of the PwC Network.

•

Digital Maturity Index: Brazil
In 2018. Atento has been recognized as one of the companies with the highest digital maturity level in Brazil and the number one in digital maturity in the Telecommunications and Technology sector. Atento attained this position in the "Digital Maturity Index: Brazil” ranking, created by Valor Economico, one of the most influential economic publications in the country, and the consulting firm McKinsey & Company

Competitive Landscape

Global Competitive Landscape

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Relative to CRM BPO market share in Latin America, we hold the number one regional position with 17.3% of the share, 8 p.p. ahead of our closest competitor. Atento also hold number one positions in most countries in which we operate including Brazil, the largest market, Perú, México (domestic market), Chile and Argentina.

We have been positioned among the top 5 leading global players in Gartner’s Magic Quadrant for Customer Management Contact Center BPO for years. The latest edition of this Magic Quadrante corresponding to 2017 report the following highlights about Atento: Atento’s digital efforts, coupled with its offerings such as digital marketing, customer analytics, robotic process automation (RPA) and IA services, long-term relations with its clients, and the adoption a consultative sales methodology when positioning value-added multichannel and analytics services, process and industry knowledge, senior management experience, time to market, responsiveness, focus on service quality, process methodologies, and the ability to scale.

C. Organizational Structure

At December 31, 2016, 2017 and 2018, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

D. Property, Plants and Equipment

Property

We perform our business in service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2018, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, on a 2,400 square meter field for 30 years, extendable for 15 year periods up to a maximum of 75 years. In 2006, we built a service delivery center at the site. As of December 31, 2018, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally longterm, between one to ten years, some of which provide for extensions.

Lease Total operating lease expenses recognized in the consolidated statements of operations for the year ended December 31, 2018 amount to 13,9, 11,9 and 3,4 in 2016) under “Infrastructure leases” and 67,9, 66,9 and 63,0 in 2016) under “Services provided by third parties”.

Our infrastructure is designed according to our clients’ needs. Our technology systems possess the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through onshoring, offshoring or nearshoring, as required. Our deployment team is trained to achieve timely implementation to minimize our clients’ timetomarket. We address client capacity needs by providing solutions such as software based platforms, high level infrastructure mobility, process centralization and high concentration of delivery centers.

Our infrastructure has grown in response to a substantial increase in demand for our services. As of December 31, 2018, we had  92,271 workstations globally, with  49,185 in Brazil,  37,610 in the Americas (excluding Brazil) and  5,476 in EMEA. As of December 31, 2018, we had  101 delivery centers globally,  34 in Brazil,  52 in the Americas (excluding Brazil) and  15 in EMEA.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2016, 2017, 2018.

	Number of Workstations			Number of Service Delivery Centers (1)
	2016	2017	2018	2016	2017	2018

Brazil	45,913	48,933	49,185	31	35	34
Americas	37,574	37,773	37,610	50	51	52
Argentina (2)	3,673	4,220	4,455	11	12	12
Central America (3)	2,644	2,433	2,424	5	4	4
Chile	2,673	2,571	2,948	3	3	4
Colombia	7,723	8,643	8,477	9	10	10
Mexico	10,298	9,849	9,384	15	15	15
Peru	9,253	9,004	8,569	4	4	4
United States (4)	1,310	1,053	1,353	3	3	3
EMEA	5,595	5,558	5,476	14	14	15
Spain	5,595	5,558	5,476	14	14	15
Total	89,082	92,264	92,271	95	100	101

(1)      Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)      Includes Uruguay.

(3)      Includes Guatemala and El Salvador.

(4)      Includes Puerto Rico.

The following is a list of our principal workstations as of December 31, 2016, 2017, 2018:

	Number of Workstations
	2016	2017	2018
Brazil
São Bernando do Campo	3,043	3,139	3,134
São Paulo (Belenzinho)	2,520	2,470	2,351
São Paulo (Nova São Paulo)	2,385	2,155	2,229
São Paulo (Santana)	2,375	2,103	2,227
São Paulo (São Bento I)	2,552	2,335	2,204
Rio de Janeiro (Madureira)	1,916	2,119	2,151
Bra-Uruguay	1,974	2,059	2,106
São Jose dos Campos	2,018	1,983	2,088
São Paulo (Santo Antonio)	2,059	2,059	1,980
Santos - II	1,745	1,794	1,787
Americas
Peru-LaMolina	5,713	5,581	5,275
Peru-Maquinarias	2,312	2,312	2,209
Colombia-Telares	1,455	1,905	2,169
Colombia-Bucaramanga	1,321	1,472	1,553
Mexico-Airport	1,484	1,449	1,335
Colombia-Royal	1,312	1,307	1,222
EMEA
Spain-Ilustración	1,240	1,005	931
Spain-Glorias	870	877	875
Spain-Getafe	507	507	507
Spain- Indotorre	353	350	351
Telecommunications Infrastructure.We work with the main telephone carriers at the local and international levels. We have recently implemented a network to interconnect the main countries in which we operate, allowing us to offer new options of connectivity and to run new applications for videoconferencing. Since almost all our voice platform is based on IP technology, we have implemented a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities.

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

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

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

Refer to Notes 3t e 3u of our consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.        Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read for the years ended December 31, 2016, 2017 and 2018 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Cautionary Statement with respect to Forward Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this Annual Report. The consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, prepared in accordance with IFRS as issued by the IASB are included in “Item 18. Financial Statements”.

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

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2018, Brazil accounted for 48.3% of our revenue, Americas accounted for 39% of our revenue and EMEA accounted for 13.2% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,264 as of December 31, 2017 to 92,271 as of December 31, 2018. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2016, 2017 and 2018, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

For the years ended December 31, 2016, 2017 and 2018, revenue generated from our 15 largest client groups represented 80.3%, 76.4% and 75.2% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the years ended December 31, 2016, 2017 and 2018, our next 15 largest client groups represented 38.7%, 38.2% and 38.1% of our revenue, respectively.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the years ended December 31, 2016, 2017 and 2018, CRM BPO solutions comprised 25.3%, 26.5% and 26.6% of our revenue, respectively, and individual services comprised 74.7%, 73.5% and 73.4% of our revenue, respectively.

During the years ended December 312016, 2017 and 2018, telecommunications represented 48.5%, 46.7% and 45.8% of our revenue, respectively, and financial services represented 35.0%, 31.7% and 34.8% of our revenue, respectively. Additionally, during the years ended December 31, 2015, 2016 and 2017 the sales by service were:

	For the year ended December 31,
	2016	2017	2018
Customer Service	49.0%	48.4%	50.7%
Sales	16.6%	16.8%	17.7%
Collection	10.1%	8.8%	8.2%
Back Office	10.8%	12.9%	12.9%
Technical Support	9.4%	9.1%	6.9%
Others	4.1%	4.0%	3.6%
Total	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2016, 2017 and 2018 and the breakdown by country is presented as follow:

	December 31,
	2016	2017	2018
Brazil	78,088	78,015	81,158
Central America	5,734	4,940	5,020
Chile	4,720	5,438	5,902
Colombia	8,288	9,809	8,742
Spain	10,213	10,534	11,345
Mexico	19,439	18,409	17,128
Peru	15,907	15,515	14,550
Puerto Rico	857	739	455
United States	679	732	512
Argentina and Uruguay	7,529	7,609	8,154
Corporate	147	77	72
Total	151,601	151,817	153,038

Consolidated Statements of Operations for the Year Ended December 31, 2016, 2017 and 2018

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2016 (*)	2017			2018

Revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Other operating income	5.8	16.4	N.M.	N.M.	19.4	17.9	40.0
Other gains and own work capitalized (1)	41.8	0.4	(99.1)	(99.2)	0.2	(51.7)	(46.6)
Operating expenses:
Supplies	(65.6)	(74.9)	14.2	10.1	(70.8)	(5.5)	6.6
Employee benefit expenses	(1,309.9)	(1,429.1)	9.1	5.0	(1,365.2)	(4.5)	5.4
Depreciation	(46.4)	(49.2)	6.1	0.8	(36.6)	(25.7)	(19.8)
Amortization	(50.9)	(55.2)	8.4	3.3	(58.7)	6.3	15.6
Changes in trade provisions	(1.9)	(0.6)	(67.0)	(68.5)	(1.0)	64.3	102.2
Other operating expenses	(214.0)	(236.6)	10.6	5.3	(215.9)	(8.8)	0.8
Total operating expenses	(1,688.7)	(1,845.7)	9.3	5.0	(1,748.2)	(5.3)	4.5
Operating profit	116.4	92.4	(20.6)	(25.4)	89.5	(3.2)	5.9
Finance income	7.2	7.9	9.1	2.5	18.8	139.8	18.2
Finance costs (1)	(59.2)	(78.1)	32.0	28.1	(45.6)	(41.6)	(40.6)
Change in fair value of financial instruments	0.7	0.2	(67.2)	(66.0)	-	(100.0)	(100.0)
Net foreign exchange loss (1)	(56.5)	(23.4)	(58.5)	(61.6)	(28.8)	23.1	43.8
Net finance expense	(107.8)	(93.5)	(13.3)	(17.8)	(55.6)	(40.5)	(25.7)
Profit/(loss) before income tax	8.6	(1.0)	(112.0)	(110.1)	33.9	N.M.	N.M.
Income tax expense	(5.2)	(12.5)	141.0	144.1	(13.4)	7.0	11.9
Profit/(loss) from continuing operations	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Discontinued operations:
Profit/(loss) from discontinued operations	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	0.1	(16.8)	N.M.	N.M.	18.5	N.M.	N.M.
Non-controlling interest	0.1	3.2	N.M.	N.M.	1.9	(39.6)	(26.5)
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.2
Adjusted EBITDA (2) (unaudited)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Year Ended December 31, 2016, 2017 and 2018

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2016	2017			2018

Revenue:
Brazil	816.4	944.8	15.7	6.3	877.7	(7.1)	5.9
Americas	718.9	758.0	5.4	6.1	708.7	(6.5)	3.5
EMEA	223.9	223.4	(0.2)	(1.9)	240.9	7.8	2.7
Other and eliminations (1)	(1.7)	(5.0)	N.M.	N.M.	(9.1)	82.4	83.0
Total revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Operating expenses:
Brazil	(771.1)	(899.2)	16.6	7.0	(847.6)	(5.7)	7.4
Americas	(676.0)	(734.6)	8.7	9.5	(701.4)	(4.5)	6.1
EMEA	(232.6)	(226.8)	(2.5)	(4.1)	(240.2)	5.9	1.1
Other and eliminations (1)	(9.0)	15.0	N.M.	N.M.	41.0	N.M.	N.M.
Total operating expenses	(1,688.7)	(1,845.7)	9.3	5.0	(1,748.2)	(5.3)	4.5
Operating profit/(loss):
Brazil	46.3	55.5	19.9	13.4	33.1	(40.3)	(32.2)
Americas (2)	88.2	31.5	(64.3)	(66.3)	21.5	(31.5)	(31.4)
EMEA	(7.5)	(1.8)	(76.6)	(76.3)	2.5	N.M.	N.M.
Other and eliminations (1)	(10.6)	7.2	N.M.	N.M.	32.3	N.M.	N.M.
Total operating profit	116.4	92.4	(20.6)	(25.4)	89.5	(3.2)	5.9
Net finance expense:
Brazil	(40.1)	(33.0)	(17.6)	(24.1)	(30.3)	(8.3)	5.2
Americas (2)	(31.1)	(13.2)	(57.5)	(60.0)	(5.5)	(58.1)	28.5
EMEA	(12.3)	(16.8)	36.9	33.5	(1.6)	(90.4)	(90.7)
Other and eliminations (1)	(24.3)	(30.4)	25.1	23.7	(18.1)	(40.3)	(38.7)
Total net finance expense	(107.8)	(93.5)	(13.3)	(17.8)	(55.6)	(40.5)	(25.7)
Income tax benefit/(expense):
Brazil	(3.1)	(8.8)	N.M.	N.M.	(1.4)	(83.9)	(81.8)
Americas	(15.8)	(9.7)	(38.8)	(39.9)	(2.1)	(78.8)	(84.6)
EMEA	4.9	5.0	2.7	(0.3)	(0.9)	(117.8)	(118.5)
Other and eliminations (1)	8.8	0.9	(89.5)	(89.7)	(9.0)	N.M.	N.M.
Total income tax expense	(5.2)	(12.5)	141.0	144.1	(13.4)	7.0	11.9
Profit/(loss) from continuing operations:
Brazil	3.1	13.7	N.M.	N.M.	1.4	(89.7)	(88.5)
Americas (2)	41.3	8.6	(79.2)	(80.7)	13.9	62.5	(53.4)
EMEA	(14.9)	(13.6)	(9.0)	(9.4)	0.0	100.2	(100.2)
Other and eliminations (1)	(26.1)	(22.2)	(14.8)	(16.6)	5.1	123.0	(123.1)
Profit/(loss) from continuing operations	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Loss from discontinued operations	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year:
Brazil	3.1	13.7	N.M.	N.M.	1.4	(89.7)	(88.5)
Americas (2)	41.3	8.6	(79.2)	(80.7)	13.9	62.5	(53.4)
EMEA	(18.1)	(13.6)	(25.1)	(26.2)	0.0	100.2	(100.2)
Other and eliminations (1)	(26.1)	(22.2)	(14.8)	(16.6)	5.1	123.0	(123.1)
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.

(Loss)/profit attributable to:
Owners of the parent	0.1	(16.8)	N.M.	N.M.	18.5	N.M.	N.M.
Non-controlling interest	0.1	3.2	N.M.	N.M.	1.9	(39.6)	(26.5)
Other financial data:
EBITDA (3):
Brazil	98.7	112.4	13.9	6.3	83.5	(25.7)	(15.5)
Americas	122.0	69.1	(43.4)	(45.8)	56.2	(18.6)	(14.2)
EMEA	3.2	7.6	137.0	115.5	12.3	61.8	44.4
Other and eliminations (1)	(10.2)	7.8	N.M.	N.M.	32.8	N.M.	N.M.
Total EBITDA (unaudited)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.1
Adjusted EBITDA (3):
Brazil	121.0	124.7	3.1	(4.1)	99.4	(20.3)	(12.0)
Americas	92.0	83.5	(9.2)	(9.1)	73.5	(12.0)	(9.7)
EMEA	16.3	14.8	(9.3)	(13.4)	19.5	31.6	36.3
Other and eliminations (1)	(7.4)	(2.0)	(72.4)	(71.8)	(7.6)	N.M.	N.M.
Total Adjusted EBITDA (unaudited)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)
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

(3) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenue

Revenue decreased by $103.1 million, or 5.4%, from $1,921.3 million for the years ended December 31, 2017 to $1,818.2 million for the years ended December 31, 2018, mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue increased 4.3%.

Revenues from Multisector clients decreased by $57.9 million, or 5.0%, from $1,167.9 million for the years ended December 31, 2017 to $1,110.0 million for the years ended December 31, 2018,mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue from multisector clients increased 6.1%, supported by gains in all regions, coming mostly from financial services on higher volume from current clients.

Revenue from Telefónica presented a decrease of $45.2 million, or 6.0%, to $708.2 million in revenue for the years ended December 31, 2018, against $753.4 million for the years ended December 31, 2017, mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 1.6%, due to higher volumes in Brazil and Americas, partially offset by lower volumes in EMEA.

For the years ended December 31, 2018, revenue from multisector clients was 61.0% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the years ended December 31, 2017 and 2018 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2017	(%)	2018	(%)	Change (%)	Change excluding FX (%)

Brazil	944.8	49.2	877.7	48.3	(7.1)	5.9
Americas	758.0	39.5	708.7	39.0	(6.5)	3.5
EMEA	223.4	11.6	240.9	13.2	7.8	2.7
Other and eliminations (1)	(5.0)	(0.3)	(9.1)	(0.5)	82.4	83.0
Total	1,921.3	100.0	1,818.2	100.0	(5.4)	4.3

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2017 and 2018 totaled $944.8 million and $877.7 million, respectively, a decrease of $67.1 million, or 7.1%. Excluding the impact of foreign exchange, revenue increased by 5.9%. Revenue from multisector clients increased by 6.7%, supported by new contracts with existing clients in the financial services vertical and higher volumes with telecom clients other than Telefónica. Revenue from Telefónica increased by 3.9% driven mainly by higher volumes in the last quarter of 2018.

Americas

Revenue in Americas for the years ended December 31, 2017 and 2018 was $758.0 million and $708.7 million, respectively, a decrease of $49.3 million, or 6.5%. Excluding the impact of foreign exchange, revenue increased 3.5%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 5.4%, supported by higher volumes in Chile and Mexico, mostly from other clients. On the same way, excluding the impact of foreign exchange, revenue from Telefónica increased by 0.8%, driven by higher volumes in Chile and Mexico.

Due to the first year of implementation of “IAS 29 – hyperinflation” in Argentina the translation of local figures to US. Dollars generated a negative impact of $13.3 million in revenue;

EMEA

Revenue in EMEA for the years ended December 31, 2017 and 2018 was $223.4 million and $240.9 million, respectively, an increase of $17.4 million, or 7.8%, mainly supported by multisector. Excluding the impact of foreign exchange, revenue in EMEA increased 2.7%. The increase was, driven by growth of 8.8%, from multisector clients fueled by higher volumes from telecom clients other than Telefónica as well as other multisector clients, offsetting the 1.0% decrease in revenue from Telefónica.

Other operating income

Other operating income totaled $16.4 million and $19.4 million for the years ended December 31, 2017 and 2018, respectively. The 2018 number includes $10 million of partial insurance indemnity in Puerto Rico as a result of impacts from the natural disasters in the country.

Total operating expenses

Total operating expenses decreased by $97.4 million, or 5.3%, from $1,845.7 million for the years ended December 31, 2017 to $1,748.2 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses increased by 4.5%, in line with revenue growth and mostly coming from employee benefit expenses and higher activity in Americas. Therefore as a percentage of revenue, operating expenses remained flat at 96.1% for the years ended December 31, 2017 and 2018.

Supplies: Supplies expenses decreased by $4.1 million, or 5.5%, from $74.9 million for the years ended December 31, 2017 to $70.8 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, supplies expenses increased by 6.6%. As a percentage of revenue, supplies represented 3.9% for both years ended December 31, 2017 and 2018.

Employee benefit expenses: Employee benefit expenses decreased by $63.9 million, or 4.5%, from $1,429.1 million for the years ended December 31, 2017 to $1,365.2 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.4%, impacted by $10.0 million costs related to changes in management. As a percentage of revenue, employee benefit expenses represented 74.4% and 75.1% for the years ended December 31, 2017 and 2018, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $9.2 million, or 8.8%, from $104.4 million for the years ended December 31, 2017 to $95.2 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 1.3% driven by decrease in capital expenditures.

Other operating expenses: Other operating expenses decreased by $20.6 million, or 8.7%, from $236.6 million for the years ended December 31, 2017 to $216.0 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, other operating expenses decreased by 0.8%. As a percentage of revenue, other operating expenses were 12.3% and 11.9% for the years ended December 31, 2017 and 2018, respectively.

Brazil

Total operating expenses in Brazil decreased by $51.7 million, or 5.7%, from $899.2 million for the years ended December 31, 2017 to $847.6 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 7.4%, mainly impacted by higher employee benefit expenses on the back of the increase in the average number of employees (from 78,015 in 2017 to 81,158 in 2018), reflecting higher operating activity. Operating expenses as a percentage of revenue increased from 95.2% to 96.6%, for the years ended December 31, 2017 and 2018, respectively.

Americas

Total operating expenses in the Americas decreased by $33.2 million, or 4.5%, from $734.6 million for the years ended December 31, 2017 to $701.4 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in Americas increased by 6.1%, mainly impacted by the most part of the related to changes in management (booked  in employee benefit expenses and other operating expenses) reflecting the higher operating activity in the region. Operating expenses as a percentage of revenue increased from 96.9%  to 99.0%, for the years ended December 31, 2017 and 2018, respectively.

              Due to the first year of implementation of IAS 29 – Financial Reporting in Hyperinflationary Economy net effect of hyperinflation adjustment and the translation of local figures to US. Dollars reducing operating expenses in $14 million;

EMEA

Total operating expenses in EMEA increased by $13.3 million, or 5.9%, from $226.8 million for the years ended December 31, 2017 to $240.2 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 1.1% below revenue growth on the back of the reduction in employee benefit expenses in the period. Operating expenses as a percentage of revenue decreased from 101.5% to 99.7%, for the years ended December 31, 2017 and 2018, respectively.

Operating profit

Operating profit decreased by $2.9 million, from $92.4 million for the years ended December 31, 2017 to $89.5 million for the years ended December 31, 2018, an increase of 3.2%. Excluding the impact of foreign exchange, operating profit increased 5.9%. Operating profit margin increased of 0.1 percentage points from 4.8% for the years ended December 31, 2017 to 4.9% for the years ended December 31, 2018.

Brazil

Operating profit in Brazil decreased by $22.4 million, from $55.5 million for the years ended December 31, 2017 to $33.1 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating profit decreased by 32.2%, reflecting the lower profitability in the first half of 2018 from certain clients’ programs. It is important to highlight that, as guided by Management, profitability recovered in the second half of 2018 to a more normalized level. Operating profit margin in Brazil decreased from 5.9% for years ended December 31, 2017 to 3.8% for the years ended December 31, 2018.

Americas

Operating profit in Americas decreased by $ 10.0 million, from $31.5 million for the years ended December 31, 2017 to $21.5 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating profit decreased by 31.4%, reflecting the deterioration of business environment in certain countries, such as Argentina and Mexico, in the second half of 2018 and the negative impact of the most part of the costs related to changes in management. Operating profit margin in Americas decreased from 4.1% for the years ended December 31, 2017 to 3.0% for the years ended December 31, 2018.

EMEA

Operating profit in EMEA increased by $4.3 million, from a loss of $1.8 million for the years ended December 31, 2017 to a gain of $2.5 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, operating profit increased by $3.9 million reflecting higher volumes from multisector, especially telecom clients other than Telefónica as well as other multisector clients. Operating profit margin improved from negative 0.8% for the years ended December 31, 2017 to positive 1.1% for the years ended December 31, 2018.

Finance income

Finance income was $18.8 million for the years ended December 31, 2018, compared to $7.9 million for the years ended December 31, 2017. Excluding the impact of foreign exchange, finance income decreased by 18.2% during the years ended December 31, 2018 mainly due to lower average cash position.

The year ended December 31, 2018 contains a positive impact of $10.7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

Finance costs

Finance costs decreased by $32.5 million, or 41.6%, from $78.1 million for the years ended December 31, 2017 to $45.6 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, finance costs decreased by 40.6% during the years ended December 31, 2018. The decrease in finance costs was driven by lower interest expenses from the debt refinancing program concluded in August 2017, combined with a negative effect in the years ended December 31, 2017 of $19.0 million related to the debt refinancing.

Net foreign exchange gain/(loss)

Net foreign exchange loss increased by $5.4 million, from a loss of $23.4 million for the years ended December 31, 2017 to a loss of $28.8 million for the years ended December 31, 2018. This change reflects the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the years ended December 31, 2017 and 2018 totaled $12.5 million and $13.4 million, respectively. This change is due to the positive profit before income tax in 2018.

Profit/(loss) for the year

Profit/(loss) for the year changed from a loss of $13.6 million for the years ended December 31, 2017 to a profit of $20.5 million for the years ended December 31, 2018, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $12.1 million, or 6.2% from $196.9 million for the years ended December 31, 2017 to $184.8 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, EBITDA increased by 2.2%. Also, EBITDA includes a $10 million related to changes in management.

Brazil

Adjusted EBITDA decreased by $25.3 million, or 20.3%, from $124.7 million for the years ended December 31, 2017 to $99.4 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 12.0%. This decrease in Adjusted EBITDA reflects the lower profitability from certain clients’ programs in the first half of 2018. It is important to highlight that, as guided by Management, profitability recovered in the second half of 2018 to a more normalized level.

Americas

Adjusted EBITDA decreased by $10.0 million, or 12.0%, from $83.5 million for the years ended December 31, 2017 to $73.5 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by $10.0 million, or 8.9% respectively, reflecting the deterioration of business environment in certain countries, such as Argentina and Mexico, in the second half of 2018 and the negative impact of the most part of the costs related to changes in management.

EMEA

Adjusted EBITDA increased by $4.7 million, or 31.8%, from $14.8 million for the years ended December 31, 2017 to $19.5 million for the years ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $2.8 million, or 36.5%. The increase in Adjusted EBITDA reflects higher volumes from Multisector clients, especially telecom clients other than Telefónica as well as other multisector clients.

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

Multisector continued to deliver a sustainable growth, with a revenue increase of $157.2 million, or 15.6%, from $1,010.7 million for the year ended December 31, 2016 to $1,167.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 10.9%, supported by gains in all regions.

Revenue from Telefónica increased by $6.6 million, or 0.9%, from $746.8 million for the year ended December 31, 2016 to $753.4 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 3.0%, mainly by the volume reduction in Mexico, Spain, Brazil and Peru.

For the year ended December 31, 2017, revenue from multisector clients was 60.8% of total revenue compared to 57.5% for the year ended December 31, 2016, an increase of 3.5 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the year ended December 31, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
Brazil	816.4	53.8	944.8	49.2	15.7	6.3
Americas	718.9	43.1	758.0	39.5	5.4	6.1
EMEA (*)	223.9	12.7	223.4	11.6	(0.2)	(1.9)
Other and eliminations (1)	(1.7)	(9.6)	(5.0)	(0.3)	N.M.	N.M.
Total	1,757.5	100.0	1,921.3	100.0	9.3	5.1

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

Finance costs

Finance costs increased by $18.9 million, or 32.0%, from $59.2 million for the year ended December 31, 2016 to $78.1 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, finance costs increased by 28.1% during the year ended December 31, 2017. The increase in finance costs was mainly due to one-off expenses related to the refinance process during August 2017, $11.9 million of refinance costs and also due to an one-off gain occurred during 2016 related to CVI elimination. Excluding these effects, finance costs decreased $12.9 million in the year ended December 31, 2017.

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

Excluding the impact of foreign exchange, EBITDA decreased by 13.0% and Adjusted EBITDA decreased by 4.7%, mainly driven by pressure in costs/margins across the regions.

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

B.        Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2018, the total amount of credit available to us was $95.0 million under our Revolving Credit Facility, all of which remains undrawn as of December 31, 2018. In addition, we had cash and cash equivalents of $133.5 million.

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

As of December 31, 2018, our outstanding debt was $459.8 million, which includes $400.0 million of our 6.125% Senior Secured Notes due 2022, $14.7 million of Brazilian Debentures, $24.0 million of financing provided by BNDES, $5.5 million of finance lease payables and $15.6 million of other bank borrowings.

For the year ended December 31, 2018, our cash flow from operating activities was $81.2 million, which includes interest paid of $49.5 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $130.7 million.

Cash Flows

As of December 31, 2018, we had cash and cash equivalents of $133.5 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2016	2017	2018

Cash flows from operating activities	141.9	114.5	81.2
Cash flows used in investing activities	(75.1)	(90.9)	(41.2)
Cash flows from/(used in) financing activities	(62.7)	(84.3)	(33.7)
Net increase/(decrease) in cash and cash equivalents	4.2	(60.8)	6.31
Effect of changes in exchange rates	5.8	8.6	(14.5)

Cash Flows from Operating Activities

Years Ended December 31, 2018 Compared to Years Ended December 31, 2017

Cash flows from operating activities was $ 81.2 million for the years ended December 31, 2018 compared to $ 114.5 million for the years ended December 31, 2017. The decrease in cash from operating activities is mainly due to lower EBITDA margin.

Years Ended December 31, 2017 Compared to Years Ended December 31, 2016

Cash flows from operating activities was $ 114.5 million for the years ended December 31, 2017 compared to $ 141.9 million for the years ended December 31, 2016. The decrease in cash from operating activities was mainly due to one-off positive impacts during 2016 in connection with MSA renegotiation.

Cash Flows used in Investing Activities

Years Ended December 31,  2018 Compared to Years Ended December 31, 2017

Cash flows used in investing activities was $ 41.2 million for the years ended December 31, 2018 compared to cash used in investment activities of $ 90.9 million for the years ended December 31, 2017. The decrease is mainly due to the acquisition of Interfile in June 2017 and reduction in Capex in 2018.

Years Ended December 31, 2017 Compared to Years Ended December 31, 2016

Cash flows used in investing activities was $ 90.9 million for the years ended December 31, 2017 compared to $ 75.1 million for the years ended December 31, 2016. Cash flows used in investing activities for the years ended December 31, 2017 mainly include payments for the acquisition of Interfile in June 2017.

Cash Flows from/(used in) Financing Activities

Years Ended December 31, 2018 Compared to Years Ended December 31, 2017

For the years ended December 31, 2018 cash used in financing activities was $ 33.7 million compared to cash used in financing activities of $ 84.3 million for the year ended December 31, 2017. This variance is mainly due to monthly contractual BNDES amortization, semi-annual contractual Debentures amortization and repayment of certain short-term loans for working capital needs.

Years Ended December 31, 2017 Compared to Years Ended December 31, 2016

For the years ended December 31, 2017 cash used in financing activities was $ 84.3 million compared to cash used in financing activities of $ 62.7 million for the year ended December 31, 2017. In August 2017, with the debt refinance process, we issued $400.0 million of new Senior Secured Notes and prepaid $300.0 million of 2020 Senior Secured Notes and $132.8 million of Brazilian Debentures. Additionally, during 2017, there were also $22.2 million of BNDES contractual amortization and $33.8 million of Brazilian Debentures prepayment. Also, in November 2017, there was a dividend payment of $24.147 million.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of December 31, 2018, the ratio was 2.4 times.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2018, the ratio was 6.1 times.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2018, the ratio was 0.14 times. This is the only ratio considered as a financial covenant.

  The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2018, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2018 ($ in millions)
Senior Secured Notes	USD	2022	6.125%	400.0
Brazilian Debentures	BRL	2023	CDI+3.75%	14.7
BNDES	BRL	2020	Tranche A: TJLP + 2.5% Tranche B: SELIC + 2.5% Tranche C: 4% Tranche D: 6% Tranche E: TJLP	24.0
Finance Lease Payables	BRL, COP, USD	2019	8.0%-12.6%	5.5
Other Borrowings	BRL	2019	7.7%-10%	15.5
Total Debt				459.8

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

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2018, we were in compliance with these covenants. The outstanding amount on December 31, 2018 is $400.0 million.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2018, is 379,233 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date

On August 19, 2017, in connection with the offering described above. Atento Luxco 1 redeemed all the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of $11.1 million recorded in finance cost in August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of $4.9 million U.S dollars.

2017 Santander Bank Credit Certificate

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to BRL80.0 million (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $20.6 million as of December 31, 2018. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017 and was extended until September 3, 2018 and the aggregate principal amount was modified to 75.0 million Brazilian Reais. On October 11, 2018, the maturity was extended until April 11, 2019 and the aggregate principal amount was modified to 100.0 million Brazilian Reais, equivalent to approximately $25.8 million as of December 31, 2018. As of December 31, 2018, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

As of December 31, 2018, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of $ 10.1 million maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. As of December 31, 2018, the outstanding balance was zero.

Revolving Credit Facility

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

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2018, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of December 31, 2018, the outstanding amount under this facility was zero.

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

On April 27, 2017, Atento Brasil S.A. repaid in advance of the maturity date, BRL84.7 million (equivalent to $27.0 million) of the 1st Brazilian Debentures due 2019. On August 21, 2017, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL428.4 million (equivalent to $135.9 million) plus interest accrued of BRL10.9 million (equivalent to $3.5 million) and BRL2.1 million (equivalent to $0.7 million) of penalty fee due to early repayment. In addition to the penalty fee, the remaining balance of the first Debentures issuance costs of BRL3.1 million (equivalent to $1.0 million) were recorded in finance costs during August 2017. As of December 31, 2018, there was no outstanding amount related to the Debentures due 2019.

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance of BRL70.0 million (equivalent to approximately $22.1 million) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”), plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on December 31, 2018 is $14.7 million.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of December 31, 2018, Atento Brasil S.A. was in compliance with this covenant.

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of BRL300.0 million (the “BNDES Credit Facility”), equivalent to $77.4 million as of December 31, 2018.

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

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	6,5	3,2	4,5	0.3	-	14,6
April 16, 2014	2,7	1,4	1,9	0.1	-	6,1
July 16, 2014	-	-	-	-	0.2	0.2
August 13, 2014	16,2	1,8	2,6	0.3	-	20,8
Subtotal 2014	25,4	6,4	9,0	0.7	0.2	41,7
March 26, 2015	4,7	1,2	1,7	0.1	-	7,7
April 17, 2015	9,5	2,4	3,4	0.3	-	15,5
December 21, 2015	7,5	1,9	-	-	0.2	9,5
Subtotal 2015	21,7	5,4	5,0	0.4	0.2	32,7
October 27, 2016	-	-	-	-	0.2	0.2
Subtotal 2016	-	-	-	-	0.2	0.2
Total	47,1	11,8	14,1	1,2	0.5	74,6

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2018, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

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

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,100 in millions Brazilian Reais, equivalent to 5,703 in millions U.S. dollars as of December 31, 2018. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 in millions Brazilian Reais (equivalent to 1,686 in millions U.S. dollars) were released under this facility.

As of December 31, 2018, the outstanding amount under BNDES Credit Facility was 23,974 in millions U.S. dollars.

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2017	2018
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases
Plant and machinery	1.8	1.0
Furniture, tools and other tangible assets	6.6	4.8
Total	8.4	5.8

On April 25, 2017, Atento Brasil S.A. entered in a sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL23.6 million, equivalent to approximately $6.1 million as of December 31, 2018, which will be repaid in 36 monthly installments.

On August 25, 2017, Atento Brasil S.A. entered in a new sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL4.2 million, equivalent to approximately $1.1 million as of December 31, 2018, which will be repaid in 60 monthly installments.

On October 25, 2017, Atento Brasil, S.A. entered in a new sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of BRL4.6 million, equivalent to approximately $1.2 million as of December 31, 2018, which will be repaid in 60 monthly installments.

The present value of future finance lease payments is as follow:

As of December 31,
2018
($ in millions)	Net carrying amount of asset
(unaudited)
Up to 1 year	3.2
Between 1 and 5 years	2.4
Total	5.5

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

Trend for Further Outsourcing for CRM BPO Services

In recent years, companies have increasingly sought to outsource certain noncore business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing noncore business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need for our clients to outsource these noncore business activities so they can focus on their core competencies. The penetration within individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are three main drivers of this increase: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third party BPO providers; secondly, new clients are adopting third party solutions for these services versus using inhouse solutions, largely to take advantage of lower labor costs, specialist knowledge and cost efficiencies, finally we believe the digital transformation processes that our clients face provide opportunities for Atento to go deeper in the value chain of our clients and expand the range of services and solutions that we can deliver to these clients thanks to our expanded digital and business process automatization capabilities

Growth in Our Business Directly Linked to Growth in the Businesses of Key Clients

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

Development of CRM BPO Solutions

This industry is in transition as more complex multichannel end-to-end and digital solutions are being outsourced, thus creating an opportunity for CRM BPO providers, including us, to upsell and crosssell our services as well as expand the range of services we provide by leveraging our digital capabilities. Our vertical industry expertise in telecommunications, banking and financial services and other customer intensive industry verticals, allows us to develop tailored solutions for our clients, embedding us further into their value chain while we deliver impactful business results and increase the portion of our client’s CRM BPO services that we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward. Most recently we have expanded our digital, business process automatization and business process consulting capabilities to increase the value we can generate to our clients and develop a wide range of innovative customer experience solutions adapted to the digital era.

Growth in technologies related to automation

Front-office customer management (CM), or customer experience management, business process outsourcing (BPO) services are rapidly evolving. This is due to increasing functional and process complexity; prolific use of digital channels (such as mobile applications, social and chat); and self-service channels. In addition, service innovation is being delivered through key technologies related to automation, such as robotic process automation (RPA), virtual customer assistants (VCAs), artificial intelligence (AI), advanced analytics and a growing number of interaction channels. This evolution is taking place while traditional voice-based agent services are going through their own redesign or quasi-evolution, with a keen focus on customer experience (CX). CM BPO services through technologies that help enable digital services — such as mobile applications, chat and social CRM — continue to expand, with adoption rates gradually expected to peak through 2019. New opportunities in visual- and video-based services, enabled through various technologies such as virtual assistants, natural-language processing (NLP), speech analytics and facial recognition, will gain traction over the next two to three years. The catalysts for the adoption of visual- and video-based services will be technological advancements and social acceptance driven by millennials and Gen Y.

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which from time to time, exhibits pressure on pricing for CRM BPO services. We believe we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcomebased pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as means of making services more transparent further driving demand for our CRM BPO services. In addition, our service contracts with most of our key clients include inflation based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefit expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2017, 42,3% of our revenue from client groups other than the Telefónica Group came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2016, 2017 and 2018, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 99.0%, 98.1% and 98.3%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new endservice provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.     Off-Balance Sheet Arrangements

We do not have any offbalance sheet arrangements other than operating leases and guarantees.

The following table shows the increase in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2018 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and laborrelated procedures.

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	As of December 31,
($ in millions)	2016	2017	2018
Guarantees
Financial, labor-related, tax and rental transactions	166.0	156.6	125.4
Contractual obligations	154.3	165.6	257.8
Total	320.3	322.2	383.3

F.      Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, finance lease obligations, operating lease obligations and other longterm liabilities as of December 31, 2018.

	As of December 31,
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	454.3	39.6	9.8	404.9	-
Finance lease obligations	5.5	3.1	2.1	0.3	-
Derivative financial instrument	0.7	-	-	0.7	-
Operating lease obligations	153.3	41.2	55	26.7	30.4
Total Obligations	613.8	83.9	66.9	432.6	30.4

Debt obligations are comprised of debentures, bonds and interest-bearing debt (as of December 31, 2018; see Note 16 to the Atento’s consolidated financial statements). The debentures and bonds balance consist of the Senior Secured Notes and the Brazilian debentures, and interest-bearing debt mainly comprised of Brazil Banco Nacional de Desenvolvimento Economico e Social(BNDES) Credit Facility.

We enter into finance lease arrangements related to furniture, tools and other tangible assets. Our assets acquired under finance leases are located in Colombia and Peru.

The operating lease where we act as lease are mainly facilities used as call centers. These leases have various termination dates, with the latest in 2028. There were no contingent payments on operating leases recognized in the consolidated statements of operations for the year ended December 31, 2018. Further, at December 31, 2018, the payment commitment for the early cancellation of these leases amounts to 153.3 million.

Purchase obligations include trade and other payables mainly related to suppliers and advances provided to personnel.

G.     Safe Harbor

See the disclaimer with respect to ForwardLooking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Below is a list of the names and ages (as of March 1, 2019) of Atento’s directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position
Carlos López-Abadía	56	Chief Executive Officer and Director
Mauricio Teles Montilha	55	Chief Financial Officer
José Ignacio Cebollero Bueno	48	Chief People Officer
Mariano Castaños Zemborain	47	Commercial Director
Virginia Beltramini Trapero	46	Chief Legal Officer
Michael Flodin	55	US Nearshore Regional Director
Dimitrius de Oliveira	46	Brazil Regional Director
Rodrigo Fernando Llaguno Carranco	44	México Director
Juan Enrique Gamé	58	South America Regional Director
José María Pérez Melber	47	Spain Director
Name	Age	Position
Carlos López-Abadía	56	Director
Antonio Viana-Baptista	61	Director
David Danon	37	Director
Thomas Iannotti	61	Director
Stuart Gent	47	Director
Charles Megaw	48	Director
David Garner	61	Director
Vishal Jugdeb	42	Director

Our Executive Officers

Carlos López-Abadía, Chief Executive Officer and Director. Mr. López-Abadía boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thrity years. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T. He holds an MS in electrical engineering from Purdue University and an MBA from Washington University, where he was a Charles F. Knight Scholar. He has recently been named to the Hispanic IT Executive Council’s HITEC Top 100, Class of 2017-2018, for his career achievements in information technology.

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

Virginia Beltramini Trapero, Chief Legal Öfficer. Virginia has more than thirteen years of experience in management positions in the legal field, in large companies from different sectors. Prior to joining Atento, she held the position of Director of Legal Advice, at Oesia, a multinational consultancy specialized in technology, present in Spain and Latin America, where she was responsible for the legal and corporate governance of the group. Previously, she held management positions at Grupo Lar and Metrovacesa, and worked as a lawyer for 5 years at the firm EY, at its offices in Madrid and New York. She joined Atento in July 2011 and from that date until March 2017 she held the position of Corporate Legal Director. As of March 2017, she was named General Counsel and Secretary of the Board. Virginia has a degree in Law and Legal Practice and a holds a Master's Degree in Legal Business Consulting from the IE Business School.

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

Dimitrius de Oliveira, Brazil Regional Director. Dimitrius has more than 20 years’ experience in the technology and business services sectors leading sales, after-sales and operations functions for multinational companies such as Atento, Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. Most recently he has served as Vice President of Operations for Mutant, former Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Before joining Mutant, de Oliveira served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. Dimitrius de Oliveira has a degree in engineering, with a specialization in building and leading customer centric organizations, from Harvard Business School, as well as an MBA in Marketing from ESPM School of Advertising and Marketing, a specialization in Leadership from the São Paulo Business School and an electrical engineering degree from Universidade de Mogi das Cruzes in Brazil.

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

Our Directors

We believe that our board of directors is, and we intend that it continue to be, composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below (information with respect to Mr. López-Abadía, our Chief Executive Officer and a member of our board of directors, is set forth above).

Antonio Viana-Baptista, Director. Mr. Viana-Baptista boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master’s in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

David Danon, Director. Mr. Danon has 13 years of experience in the private equity industry. He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch. Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

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

Charles Megaw, Director. Mr. Megaw has over 22 years of experience in the business and financial services industry. Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

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

B.     Compensation

LongTerm Incentive Plan

Effective as of October 2014, Atento adopted the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan” or “the Plan”). The plan provides for grants of stock options, stock appreciation rights, restricted stock, other stockbased awards and other cashbased awards. Directors, officers and other employees of Atento and its subsidiaries, are eligible for grants under the Plan.

On December 3, 2014, Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  A Performance Restricted Stock Unit Award (“PRSU”).

Atento’s TRSU is a onetime award with a two-year vesting period intended to recognize the executive’s contribution in the value creation since the separation from Telefónica.

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

On July 1, 2016, Atento granted the following:

•  A Time Restricted Stock Unit Award (“TRSU”); and

•  An Extraordinary Time Restricted Stock Unit Award (“TRSU”).

In 2016, Atento distributed 1,384,982 Time Restricted Share Units among their Board Directors, Chief Executive and other Executive Officers in a onetime award with a three-year vesting period. In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period.

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 2, 2017, Atento granted a new share-based payment arrangement to Board directors (a total of 29,300 RSUs) in a one-time award with a one-year vesting period.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 886,187 RSUs).

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 1,065,220 RSUs) in a one¬-time award with a three-year vesting period.

As of January 4th, 2019, a total of 1,161,870 TRSUs vested.

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

Atento’s Compensation Committee consists of Stuart Gent and Thomas Iannotti. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all executive Board Director and Executive Officers for the year ended December 31, 2018, was $12 million.

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

Our board of directors consists of eight members and it is composed by Thomas Iannotti and David Garner, as class I directors; Stuart Gent, Carlos López-Abadía and Vishal Judgeb as class II directors and Antonio Viana, David Danon and Charles Megaw as class III directors.

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

These exemptions do not modify the independence requirements for our Audit Committee requiring it to be comprised exclusively of independent directors, and we comply with the applicable requirements of the SarbanesOxley Act and rules with respect to our Audit Committee within the applicable time frames. These rules require that our Audit Committee be composed of at least three members.

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

Audit Committee. The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible nonaudit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Our Audit Committee consists of Antonio Viana, David Garner and Thomas Iannotti. Our board of directors has determined that Antonio Viana qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-¬K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com.

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

Our Compensation Committee consists of Stuart Gent and Thomas Iannotti. Our board of directors adopts a charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

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

D.     Employees

For the year ended December 31, 2018, our average and period end numbers of employees, excluding internships, were 153,038 and 153,345, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2016, 2017 and 2018.

	Yearly Average
	2016	2017	2018
Brazil	78,088	78,015	81,158
Americas	63,153	63,191	60,463
EMEA	10,213	10,534	11,345
Corporate	147	77	72
Total	151,601	151,817	153,038

For the year ended December 31, 2015, an average of 85.7% of our staff had permanent employment contracts as compared to an average of 76.0% as of December 31, 2016, 89.0% as of December 31, 2017 and 88,1% as of December 31, 2018.

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

As a result of that, we were named in 2015 one of the top 25 multinational companies globally to work for by Great Place to Work Institute. Furthermore, we have received the most country level Great Place to Work prizes in the CRM BPO industry. Because our solutions are delivered through over 153,000 of our employees, we believe that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients inhouse.

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

Our compensation model is principally driven by our vision and mission, organizational culture, external and internal environment, business strategy and our organizational model. These considerations are translated into a “Total Compensation Model,” under which we consider compensation, benefits, work/life balance, performance and recognition, development and career opportunities to attract, retain, engage and motivate our current and future employees. The main pillars of the model, particularly in relation to structure personnel, are job grading methodology, base salary, bonus scheme, longterm incentives, international mobility and other benefits.

Employee Training and Motivation

We focus on attracting and retaining talents. Our methodology consists in a global selection process with common phases for each profile and a consistent methodology, as well as integrated selection tools and systems with welldefined criteria in identifying desired employee profiles. This integrated approach allows us to create a consistent selection process across geographies, promoting adherence of new employees to our core values, with the ultimate goal of improving business performance.

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

As of December 31, 2018, we had in place collective bargaining agreements in six countries, including Argentina, Brazil, Chile, Uruguay, Mexico and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2018, 75.3% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated on every one-to-three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is renegotiated every year. In 2018, we agreed to raise salaries 1.81% for all employees based in São Paulo and Rio de Janeiro.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is renegotiated every year. In 2018, a 5% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 2.13% increase in 2017 and a 3,3% increase in 2017.

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

Managers who participate in the MIP are required to subscribe for various classes of shares in a Luxembourg special purpose vehicle that is indirectly invested in Atalaya Luxco Topco S.C.A (“Topco”), the ultimate parent company of the Group. The shares held by each MIP participant fall into two categories: “coinvestment shares” and “performance shares”. The coinvestment shares effectively allow managers to participate in dividends and other distributions on a pro rata and pari passu basis with Topco’s other shareholders. The performance shares only participate in dividends and other distributions if Topco’s majority shareholder achieves certain specified returns on its investment in Topco, with the performance shares being entitled to receive a progressively larger share of all dividends and other distributions (up to a predetermined maximum percentage) as the total proceeds received by Topco’s majority shareholder reach certain preagreed hurdles.

In the event that a MIP participant’s employment is terminated, his/her shares can be bought back at a prespecified price that is linked to the circumstances surrounding the termination of the relevant manager’s employment and the length of time that such manager has held his/her shares.

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

As of March 18, 2019, Atento had 75,406,357 ordinary shares. The table below presents certain information of March 18, 2019, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, and (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers:

	Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A.(1)	48,520,671	64.34%
Entities affiliated with Wellington Management Group LLP(2)	6,401,922	8.48%
Santa Lucia S.A. Compania de Seguros y Reaseguros(3)	3,707,404	5.00%
Executive Officers and Directors:	-	-
Mauricio Montilha(11) (12)	61.789	0.08%
José Ignacio Cebollero(12)	22.023	0.03%
Virginia Beltramini Trapero(12)	2,387	0.003%
Mariano Castaños Zemborain(12)	20,771	0.02%
Michael Flodin(11) (12)	35.723	0.04%
Dimitrius de Oliveira	-	-
Rodrigo Fernando Llaguno Carranco	-	-
Juan Enrique Gamé(11)	-	-
José María Pérez Melber	-	-
Vishal Jugdeb(4)	-	-
Antonio Viana-Baptista(5)	-	-
Thomas Iannotti(6)	49.722	0.06%
David Garner(7)	205.000	0.27%
Stuart Gent(8)	-	-
David Danon(9)	-	-
Charles Megaw(10)	-	-
All executive officers and directors as a group (16 persons) (10)	-	-

(1)

The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg. Atalaya Luxco Topco S.C.A., a corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg ("TopCo"), owns 99.99% of the equity interests of Atalaya PikCo S.C.A. ("PikCo"). Atalaya PikCo S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg ("PikCo GP"), is the general partner of PikCo. Atalaya Luxco S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg ("TopCo GP" and, together with PikCo, Topco and Pikco GP, the "LuxCos"), is the general partner of Topco. Topco GP is 50% owned by each of Bain Capital Fund X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Bain Capital Fund X"), and Bain Capital Europe Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Bain Europe Fund"). Bain Capital Partners X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Bain Capital Partners X"), is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Bain Capital Partners Europe"), is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware ("BCI"), is the general partner of each of Bain Capital Partners X and Bain Capital Partners Europe. The governance, investment strategy and decision-making process with respect to the investments held by PikCo is directed by BCI's Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to the Ordinary Shares held by PikCo. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116. Ownership stake as of March 18, 2019.

(2)

Consists of ordinary shares held by affiliates of Wellington Management Group LLP, based solely on information reported by such persons on a Schedule 13G filed with the SEC on February 8, 2018. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP each reported shared voting power over 6,077,495 ordinary shares and shared dispositive power over 6,077,495ordinary shares. Wellington Management Company LLP reported shared voting power over 5,366,072 ordinary shares and shared dispositive power over 5,366,072 ordinary shares. Such Schedule 13G indicates that these shares are owned of record by clients of one or more investment advisors directly or indirectly owned by Wellington Management Group LLP. The business address of these persons is 280 Congress Street, Boston, MA 02110.Ownership stake as of February 12, 2019.

(3)

Consists of ordinary shares beneficially owned by Santa Lucia S.A. Compania de Seguros y Reaseguros, Alpha Plus Gestora, S.G.I.I.C., S.A.U., Santa Lucia Vida y Pensiones, S.A., Compania de Seguros y Reaseguros, Unicorp Vida, Compania de Seguros y Reaseguros S.A., Caja Espana Vida, Compania de Seguros y Reaseguros S.A. based solely on information reported by such persons on a Schedule 13G filed with the SEC on August 24, 2018.  The business address of these persons is c/o Santa Lucia S.A. Compania de Seguros y Reaseguros Plaza de Espana, 15 Madrid, Spain 28008.Ownership stake as of August 24, 2018.

(4)	The address for Mr. Jugdeb is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(5)	The address for Mr. Viana is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(6)

Represents the vesting of restricted stock units on January 10, 2015 and on October 1, 2016.  The address for Mr. Iannotti is 75 Prospect Farm Road, Portsmouth, Rhode Island, 02871.Ownership stake as of March 18, 2019.

(7)	The address for Mr. Garner is 716 Fields Lane Simpsonville, Kentucky 40067.Ownership stake as of March 18, 2019.
(8)	The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(9)	The address for Mr. Danon is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(10)	The address for Mr. Megaw is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(11)

Separately, Atalaya Management Gibco holds 375,518 shares, or approximately 0.508% of our total shares outstanding. Certain members of our management have an indirect equity interest in these shares, including (percentages are of the outstanding shares of the Company held by Atalaya Management Gibco): Mauricio Montilha (8.8%) Michael Flodin (0.1%), and Juan Enrique Gamé (10.9%).

(12)	Ownership stake as of March 18, 2019.

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

Legal Proceedings

In March 2018, Atento Brasil S.A. a direct subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ)  and Social Contribution on Net Income (CSLL)  for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by the Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately $105.3 million, and was assessed by the Company’s outside legal counsel as possible loss.

We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.  Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions were recognized regarding these proceedings.

We are subject to claims and lawsuits arising in the ordinary course of our business. We make provision for such claims and lawsuits in our annual financial statements to the extent that losses are deemed both probable and quantifiable.

Tax Litigation

As of December 31, 2018, Atento Brasil, S.A. has 30 proceedings ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 in 2017). The total amount of these claims is approximately $39.5 million. According to the Company’s external attorneys, materialization of the risk event is possible.

Labor Litigation

As of December 31, 2018, Atento Brasil was party to approximately 11,486 labor disputes initiated by our employees or former employees for various reasons, such as dismissals or disputes over employment conditions in general. Atento Brasil estimates that the amount involved in these claims classified as probable is $20.8 million and as possible is $46.7 million, based on inputs from external and internal counsels as well as historical statistics.

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A. contra Administración Federal de Ingresos Públicos”, notified on February 2017, the risk qualified so far as “remote” becomes now “probable” being this contingency estimated amount of $1.3 million. A formal appeal has been filed at the National Supreme Court of Justice”.

In addition, we are party to other various disputes with current and former employees in different jurisdictions.

Civil Litigation

Atento Brasil, S.A. has 7 civil lawsuits ongoing for various reasons (8 in 2017). The total amount of these claims is approximately $5.6 million ($6.0 million at December 31, 2017). According to the Company’s external attorneys, materialization of the risk event is possible.

Dividend Distributions

Although we are well capitalized and have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the nearterm by the indenture governing our Senior Secured Notes (6% of the Company’s market value) and the Brazilian Debentures, and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

B.     Significant Changes

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2018.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

Closing Price ATTO - Annual Basis
	U.S. dollars per Share
Year	High	Low	Closing
2018	10.45	3.55	4.01
2017	12.60	7.75	10.15
2016	10.10	6.90	7.65
2015	14.38	8.82	9.74
2014	12.96	9.43	10.45

Closing Price ATTO - Quarterly Basis
	U.S. dollars per Share
2018	High	Low	Closing
Fourth Quarter	7.96	3.55	4.01
Third Quarter	8.45	5.45	7.50
Second Quarter	8.35	6.45	6.85
First Quarter	10.45	7.60	7.80

	U.S. dollars per Share
2017	High	Low	Closing
Fourth Quarter	12.60	8.90	10.15
Third Quarter	12.00	11.00	11.60
Second Quarter	11.15	8.65	11.15
First Quarter	9.60	7.75	9.15

Closing Price ATTO - Monthly Basis
	U.S. dollars per Share
Month	High	Low	Closing
March 2019 (Until March 15, 2019)	4.09	3.57	3.85
February 2019	4.34	3.83	3.98
January 2019	4.84	3.69	3.95
December 2018	5.17	3.55	4.01
November 2018	6.50	4.98	5.01
October 2018	7.96	5.98	6.14
September 2018	8.45	7.30	7.50

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

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 4, rue Lou Hemmer, L1748 Luxembourg Findel, Grand Duchy of Luxembourg.

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

Share Capital

As of December 31, 2018, our issued share capital amounts to €33,827.00, represented by 75,070,926 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

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

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the accounting par value per ordinary share as well as by way of incorporation of available reserves (including premium), except in limited cases provided for by Luxembourg law.

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or nonLuxembourg residents to hold or vote our ordinary shares.

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

In addition, our articles of association also provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner have the same rights and obligations as ordinary shares recorded in our shareholders’ register. Furthermore, ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in bookentry form.

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

PreEmptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles of association provide that preemptive rights can be limited, waived or cancelled by our board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting which adopted the authorized capital of the Company in the Recueil électronique des sociétés et associations in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association may by majority vote also limit, waive or cancel such preemptive rights or to renew, amend or extend them, each time for a period not to exceed five years.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•     prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•     the repurchase may not reduce our net assets on a nonconsolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•     only fully paid up shares may be repurchased.

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

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30 million to be concluded in up to 12 months. The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the Company repurchased 1,106,158 shares at the total cost of $8,178,000. These shares are being held in treasury.

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

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within onemonth of the request. If the requested general meeting of shareholders is not held within onemonth, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

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

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or demerger (scission), (d) dissolution and liquidation of Atento, and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which Luxembourg Corporate Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by at least two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

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

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by nonLuxembourg residents.

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

The general shareholders’ meeting elects’ directors and decides their respective terms. Under Luxembourg law, directors may be reelected but the term of their office may not exceed 6 years. Our articles of association will provide that the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a simple majority of votes cast at a general meeting of shareholders. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

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

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

Luxembourg Holders

Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 45.78% in 2018 and 2019).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follow:

•     within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 45.78%);

•     after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a tenyear period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 26.01% for the fiscal year ending 2018 and 26.01% for the fiscal year ending 2019 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law and by the Grand Ducal Decree of December 21, 2001 subject to anti-abuse rules and to the fulfillment of the conditions set forth therein.

NonLuxembourg Holders

Subject to any applicable tax treaty, an individual nonLuxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which or to whom the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner or underage children) directly or indirectly held more than 10% of the capital of the Company, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a nonresident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition). If we and a U.S. relevant holder are eligible for the benefits of the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “LuxembourgU.S. Treaty”), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment or permanent representative of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the LuxembourgU.S. treaty, we expect to be eligible for the benefits of the LuxembourgU.S. Treaty.

A corporate non-Luxembourg Holder, which has a permanent establishment or a permanent representative in Luxembourg to which or whom the shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to anti-abuse rules and to the fulfillment of the conditions set out therein.

A corporate nonLuxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which or whom the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of the Company, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg to which or whom the shares would be attributable are eligible for the benefits of the LuxembourgU.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

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

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the LuxembourgU.S. Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a beneficial owner that owns at least 10% of our voting stock.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the abovementioned categories, provided each time that at the date of payment, the holder has held or commits itself to continue to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or which had an acquisition price of at least €1,200,000.

NonLuxembourg Holders

NonLuxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

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

NonLuxembourg Holders

Luxembourg net wealth tax will not be levied on a nonLuxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange unless registered in a notarial deed or otherwise registered in Luxembourg.

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at Atento’s website at www.atento.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: C/ Santiago de Compostela 94, 28035 Madrid—Spain or calling +34 917 407 440 or by email at investor.relations@atento.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Interest rate risk in respect of cash flow and fair value

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of noncurrent liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuations in interest rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2018, 7.4% of financial debt with third parties bore interests at variable rates, while at December 31, 2017 this amount was 12.8%. In both 2017 and 2018, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long Term Interest Rate).

As of December 31, 2017, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled a derivative liability of $1.2 million, which was recorded as a financial liability. As of December 31, 2018, there were no outstanding interest rate hedging instruments related to the Brazilian Debentures.

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

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date) and also a portion of the principal (until January 2020).

As of December 31, 2018, the estimated fair value of the cross-currency swaps totaled an net asset of $10.6  million (asset of $3.0 million as of December 31, 2017).

The table below shows the impact of a +/10 basis points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2018
FAIR VALUE	10,630
0.10%	(3,522)
-0.10%	862

For additional information on the interest rate risk and foreign currency risk, see Notes 4 and 14 to our consolidated financial statements.

Sensitivity analysis of foreign currency risk

The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and other borrowings) denominated in currencies other than their functional are adequately matched. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group’s is provided in Note 4 of the consolidated financial statements.

Country risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

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

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16 of the consolidated financial statements.

		As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017	2018
Cash and cash equivalents	194.0	141.8	133.5
Debt:
Senior Secured Notes	303.3	398.3	400.0
Brazilian Debentures	156.6	21.1	14.7
Finance Lease Payables	3.6	10.5	5.5
BNDES	71.4	50.4	24.0
Other Borrowings	-	6.0	15.5
Total Debt	534.9	486.3	459.8
Net Debt with third parties (2) (unaudited)	340.9	344.5	326.2
Adjusted EBITDA LTM (3) (*) (non-GAAP) (unaudited)	221.9	221.0	184.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.6x	1.8x

(1)

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

(2)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, site relocation costs, financial fees, asset impairments and other items not related to our core results of operations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of December 31, 2018, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2018.

C.     Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018 dated March 19, 2019 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D.     Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the years ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Antonio Viana, Thomas Iannotti and David Garner. Our board of directors has determined that Antonio Viana qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation SK. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2018 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total feeds for services performed in 2017 and 2018 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young.

	Thousands of U.S. dollars
	2017	2018

Audit-fees (*)	1,812	1,715
Audit-related fees (**)	654	258
All other fees (***)		541
Total	2,466	2,514

All services and fees were pre-approved by the Audit Committee.

(*) Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.

(**) Audit-related fees: includes fees related to issue comfort letters for Atento internal purposes.

(***) Other fees related include service of evaluating industries key trends and potential strategic for the Brazilian market. The fees which were pre-approved by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities by us or our affiliates in 2018.

Atento S.A. – Buyback Program

Period	Total Number of Shares Purchased (3)	Average Price Paid per Share in USD (4)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2)
August 2018	212.236	6.73	212.236
September 2018	498.261	7.84	498.261
October 2018	395.661	7.25	395.661
Total	1,106,158	7.39	1,106,158	30,000,000

(1)	The buyback program, as approved by our board of directors on July 30, 2018, for the period from July 31, 2018 to July 31, 2019.
(2)

The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs” refers to the Dollar value which may be repurchased in the period from July 31, 2018 to July 31, 2019. The Dollar value that may be repurchased for the period from July 31, 2018 to July 31, 2019 as approved by our board of directors is 30,000,000.

(3)	The “Total Number of Units Purchased” was 212,236 in August 2018, 498,261 in September 2018 and 395,661 in October 2018.
(4)	The “Average Price Paid per Unit in USD” was USD 6.73 in August 2018, USD 7.84 in September 2018 and USD 7.25 in October 2018.
(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 212,236 in August 2018, 498,261 in September 2018 and 395,661 in October 2018.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in line of this item.

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

Date: March 19, 2019
By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries (the “Company“) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on Internal Control over Financial Reporting

We have audited Atento S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atento S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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

March 19, 2019

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2017	2018
NON-CURRENT ASSETS		764,127	716,886

Intangible assets	6	230,104	211,202
Goodwill	7	153,144	154,989
Property, plant and equipment	9	152,195	123,940
Non-current financial assets		90,076	95,531
Trade and other receivables	13	21,677	19,148
Other non-current financial assets	12	60,222	65,070
Derivative financial instruments	14	8,177	11,313
Other taxes receivable	20c)	7,282	6,061
Deferred tax assets	20b)	131,326	125,163

CURRENT ASSETS		566,178	496,467

Trade and other receivables		410,534	342,075
Trade and other receivables	13	388,565	315,654
Current income tax receivable	20c)	21,969	26,421
Other taxes receivable	20c)	12,072	19,975
Other current financial assets	12	1,810	891
Cash and cash equivalents	15	141,762	133,526

TOTAL ASSETS		1,330,305	1,213,353

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2017	2018
TOTAL EQUITY		377,839	340,092
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		9,476	8,541
OWNERS OF THE PARENT COMPANY		368,363	331,551

Share capital	19	48	49
Reserve for acquisition of non-controlling interest	19	(23,531)	(23,531)
Share premium		639,435	615,288
Treasury shares		-	(8,178)
Retained losses		(94,535)	(16,325)
Translation differences		(170,063)	(257,122)
Hedge accounting effects		9,594	8,404
Stock-based compensation		7,415	12,966
NON-CURRENT LIABILITIES		582,870	528,869

Deferred tax liabilities	20b)	43,942	30,221
Debt with third parties	17	439,731	408,426
Derivative financial instruments	14	5,140	682
Provisions and contingencies	21	61,186	51,174
Non-trade payables	18	8,094	14,391
Option for the acquisition of non-controlling interest		23,752	20,830
Other taxes payable	20c)	1,025	3,145

CURRENT LIABILITIES		369,596	344,392

Debt with third parties	17	46,560	51,342
Derivative financial instruments	14	1,212	-
Trade and other payables		302,756	274,000
Trade payables	18	94,078	76,912
Income tax payables	20c)	8,058	10,615
Other taxes payables	20c)	86,166	78,511
Other non-trade payables	18	114,454	107,962
Provisions and contingencies	21	19,068	19,050
TOTAL EQUITY AND LIABILITIES		1,330,305	1,213,353

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2016, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Notes	2016 (*)	2017	2018
Revenue	22a)	1,757,498	1,921,311	1,818,180
Other operating income	22b)	5,880	16,437	19,377
Other gains and own work capitalized (1)		41,748	372	180
Operating expenses:		(1,688,780)	(1,845,671)	(1,748,232)
Supplies	22c)	(65,598)	(74,899)	(70,816)
Employee benefit expenses	22d)	(1,309,901)	(1,429,076)	(1,365,181)
Depreciation	22e)	(46,448)	(49,226)	(36,566)
Amortization	22e)	(50,916)	(55,195)	(58,679)
Changes in trade provisions		(1,902)	(627)	(1,032)
Other operating expenses	22f)	(214,015)	(236,648)	(215,958)
OPERATING PROFIT		116,346	92,449	89,505

Finance income	22g)	7,188	7,858	18,843
Finance costs (1)	22g)	(59,151)	(78,145)	(45,612)
Change in fair value of financial instruments	22g)	675	230	179
Net foreign exchange loss (1)	22g)	(56,494)	(23,427)	(29,015)
NET FINANCE EXPENSE		(107,782)	(93,484)	(55,605)
PROFIT/(LOSS) BEFORE INCOME TAX		8,564	(1,035)	33,900
Income tax expense	20a)	(5,207)	(12,533)	(13,414)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		3,357	(13,568)	20,486
LOSS FROM DISCONTINUED OPERATIONS (**)		(3,206)	-	-
PROFIT/(LOSS) FOR THE YEAR		151	(13,568)	20,486
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		65	(16,790)	18,540
NON-CONTROLLING INTEREST		86	3,222	1,946
PROFIT/(LOSS) FOR THE YEAR		151	(13,568)	20,486
EARNINGS/(LOSS) PER SHARE:
Basic earnings/(loss) per share from continuing operations (in U.S. dollars)	24	0.05	(0.18)	0.28
Basic loss per share from discontinued operations (in U.S. dollars)	24	(0.04)	-	-
Diluted earnings/(loss) per share from continuing operations (in U.S. dollars)	24	0.05	(0.18)	0.28
Diluted loss per share from discontinued operations (in U.S. dollars)	24	(0.04)	-	-

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

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)
For the year ended December 31, 2016, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	For the year ended December 31,
	2016	2017	2018
Profit/(loss) from continuing operations	3,357	(13,568)	20,486
Loss from discontinued operations (*)	(3,206)	-	-
Profit/(loss) for the year	151	(13,568)	20,486

Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Cash flow/net investment hedge	13,971	(26,329)	(1,190)
Tax effect on hedge	2,921	402	-
Translation differences	15,701	22,934	(88,755)
Other comprehensive income/(loss)	32,593	(2,993)	(89,945)
Total comprehensive income/(loss)	32,744	(16,561)	(69,459)
Total comprehensive income/(loss) attributable to:
Owners of the parent	32,652	(19,251)	(69,709)
Non-controlling interest	92	2,690	251
Total comprehensive income/(loss)	32,744	(16,561)	(69,458)
(*) Exclude discontinued operations - Morocco.
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2016, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	-	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the year	-	-	-	-	65	15,695	16,892	-	32,652	92	32,744
Profit for the year	-	-	-	-	65	-	-	-	65	86	151
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	15,695	16,892	-	32,587	6	32,593
Reserve for acquisition of non - controlling interest	-	-	-	(1,057)	-	-	-	-	(1,057)	-	(1,057)
Stock-based compensation	-	-	-	-	-	-	-	1,535	1,535	-	1,535
Non-controlling interest	-	-	-	-	-	-	-	-	-	(810)	(810)
Balance at December 31, 2016	48	639,435	-	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	-	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203
Comprehensive income/(loss) for the year	-	-	-	-	(16,790)	23,466	(25,927)	-	(19,251)	2,690	(16,561)
Loss for the year	-	-	-	-	(16,790)	-	-	-	(16,790)	3,222	(13,568)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	23,466	(25,927)	-	(2,461)	(532)	(2,993)
Dividends	-	-	-	-	(24,147)	-	-	-	(24,147)	(332)	(24,479)
Reserve for acquisition of non - controlling interest	-	-	-	(22,474)	-	-	-	-	(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	-	3,314	3,314	-	3,314
Non-controlling interest	-	-	-	-	-	-	-	-	-	7,836	7,836
Balance at December 31, 2017	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the period	-	-	-	-	18,540	(87,059)	(1,190)	-	(69,709)	251	(69,458)
Profit for the period	-	-	-	-	18,540	-	-	-	18,540	1,946	20,486
Other comprehensive income/(loss)	-	-	-	-	-	(87,059)	(1,190)	-	(88,249)	(1,695)	(89,944)
Compensation of retained losses	-	(24,147)	-	-	24,147	-	-	-	-	-	-
Increase of share capital	1	-	-	-	-	-	-	-	1	-	1
Dividends	-	-	-	-	-	-	-	-	-	(1,186)	(1,186)
Stock-based compensation	-	-	-	-	-	-	-	5,551	5,551	-	5,551
Aquisition of treasury shares	-	-	(8,178)	-	-	-	-	-	(8,178)	-	(8,178)
Monetary correction caused by hyperinflation	-	-	-	-	35,524	-	-	-	35,524	-	35,524
Balance at December 31, 2018	49	615,288	(8,178)	(23,531)	(16,325)	(257,121)	8,404	12,966	331,551	8,541	340,092

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2016, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

		For the year ended December 31,
	Notes	2016	2017	2018
Operating activities
Profit/(loss) before income tax		8,564	(1,035)	33,900
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	22e)	97,364	104,421	95,245
Impairment losses		1,902	627	1,656
Changes in provisions		20,312	4,364	11,124
Share Based payment expense		1,535	4,923	6,417
Grants released to income	22b)	(673)	(860)	(1,000)
Net losses on disposal of fixed assets		1,063	4,106	1,984
Finance income	22g)	(7,188)	(7,858)	(18,843)
Finance costs	22g)	59,151	78,145	45,612
Net foreign exchange differences	22g)	56,494	23,426	29,075
Change in fair value of financial instruments	22g)	(675)	(230)	(179)
Changes in other gains/(losses) and own work capitalized		(49,540)	2,423	(180)
		179,745	213,487	170,911

Changes in working capital:
Changes in trade and other receivables		62,409	(31,486)	(6,936)
Changes in trade and other payables		22,004	11,507	(2,588)
Other payables		(17,799)	(12,872)	(36,094)
		66,614	(32,851)	(45,618)

Interest paid		(73,168)	(76,496)	(49,477)
Interest received		3,683	49,014	674
Income tax paid		(24,294)	(20,587)	(20,446)
Other payments		(19,198)	(17,080)	(8,757)
		(112,977)	(65,149)	(78,006)
Net cash flows from operating activities		141,946	114,452	81,187
Investing activities
Payments for acquisition of intangible assets		(30,000)	(28,439)	(24,813)
Payments for acquisition of property, plant and equipment		(39,851)	(48,423)	(16,355)
Acquisition of subsidiaries, net of cash acquired	5	(8,638)	(14,512)	-
Proceeds from sale of PP&E and intangible assets		978	431	-
Proceeds from sale of subsidiaries		2,435	-	-
Net cash flows used in investing activities		(75,076)	(90,943)	(41,168)
Financing activities
Proceeds from borrowings from third parties		235	474,465	58,462
Repayment of borrowings from third parties		(62,930)	(534,460)	(81,675)
Dividends paid		-	(24,353)	(2,318)
Acquisition of treasury shares		-	-	(8,178)
Net cash flows from/(used in) financing activities		(62,695)	(84,348)	(33,709)
Net increase/(decrease) in cash and cash equivalents		4,175	(60,839)	6,310
Foreign exchange differences		5,840	8,566	(14,546)
Cash and cash equivalents at beginning of period		184,020	194,035	141,762
Cash and cash equivalents at end of period		194,035	141,762	133,526

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2016, 2017 and 2018
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

2)   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) prevailing at December 31, 2018. The consolidated financial statements have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina and derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value.

The consolidated financial statements have been approved by the Board of Directors (the “Board”) and Audit Committee of the Company, Atento S.A. in Luxembourg on March 1, 2019. These consolidated financial statements have not been yet approved by the General Shareholders Meeting of the Parent Company. However, the Board of Directors expects them to be approved without amendments

The preparation of financial statements under IFRS as issued by the IASB requires the use of certain key accounting estimates. IFRS also requires Management to exercise judgment throughout the process of applying the Atento Group’s accounting policies. Note 3s discloses the areas requiring a more significant degree of judgment or complexity and the areas where assumptions and estimates are more relevant to the consolidated financial statements. Also, Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

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

b) Comparative information

The main changes are:

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco. In accordance with IFRS 5 the results of the operations in Morocco are presented in consolidated statements of operations as discontinued operations for the year ended December 31, 2016.

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

c) Consolidated statements of cash flows

The consolidated statements of cash flows has been prepared using the indirect method pursuant to IAS 7, “Statement of Cash Flows. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

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

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash¬-generating unit, or group of cash-¬generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is tested for impairment annually or whrenever if there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

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

• Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), except for the Statements of operations of the Argentina subsidiary, which are converted by the exchange rates prevailing at the reporting date, since in that country the economy is considered hyperinflationary and therefore, for the purposes of conversion, the rules of IAS 21 are applied.

• Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.

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

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on cash flows and net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognised in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognised in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

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

Customer bases

Customer bases acquired in a business combination are recognised at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer bases relate to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight line basis over its useful life, generally estimated to be between three and ten years. Maintenance cost of software is expensed as incurred.

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

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the carrying amount that would have been determined if no impairment loss been recognized for the asset in prior years. This reversal is recognized in the statements of operations and the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all of its financial assets as amortized cost, except for derivative financial instruments.

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

Amortized cost financial assets include fixedmaturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as noncurrent assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

The Atento Group assesses at each reporting date whether a financial asset is impaired. Where there is objective evidence of impairment of a financial asset valued at amortized cost, the amount of the loss to be taken to the statements of operations is measured as the difference between the carrying amount and the present value of estimated future cash flow, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the impairment loss is expensed in the consolidated statements of operations.

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

Financial liabilities

Debt with third parties (Loans and Borrowings)

Debt with third parties is initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Debt with third parties is considered to be noncurrent when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.

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

Any gains or losses resulting from changes in the fair value of a derivative instrument are recorded in the statements of operations, except for the effective portion of cash flow and net investment hedges, which is recognized in other comprehensive income/(loss) and later reclassified to profit or loss when the hedge item affects the statements of operations.

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

l) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Atento Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

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

n) Employee benefit

Sharebased payments

Atento S.A. has a sharebased compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but so far only six types of restricted stock units (“RSUs”) have been granted to selected employees, being two on December 3, 2014, two on July 1, 2016 one on July 3, 2017 and one on July 2, 2018.

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

p) Revenue and Expenses

Revenue and Expenses are recognized in the statements of operations an accrual basis, regardless of when actual payment or collection occurs.

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

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

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

t) Interest in subsidiaries

All subsidiaries are fully consolidated. Where necessary, the accounting policies of subsidiaries have been aligned to those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2018 are as follow:

Name	Registered address	Line of business	% interest	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	Atento Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atalaya Luxco 3. S.à.r.l.	Luxembourg	Holding company	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	90 10	Atalaya Luxco 2. S.à.r.l. Atalaya Luxco 3. S.à.r.l.
Global Rossolimo. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333	Atento B.V.
			(Class A)
			16.6667	Atento Holding Chile. S.A.
			(Class B)
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871 0.00424 0.00854 5.00427 0.00424	Atento B.V. Atento Servicios Auxiliares de Contact Center. S.L.U. Atento Servicios Técnicos y Consultoría. S.L.U. Atento Teleservicios España. S.A.U. Teleatento del Perú SAC.

Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999 0.0001	Atento B.V. Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99 0.01	Atento Holding Chile. S.A. Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99 1	Atento Chile. S.A. Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999 0.001	Atento Spain Holdco 4. S.A.U. Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966 0.004	Atento Spain Holdco 5. S.L.U. Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998 0.002	Atento Mexico Holdco S. de R.L. de C.V. Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998 0.002	Atento Mexico Holdco S. de R.L. de C.V. Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999 0.0001	Atento Mexico Holdco S. de R.L. de C.V. Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999 0.00001	Atento Centroamérica. S.A. Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054 92.5946	Atento Centroamerica. S.A. Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35 95.65	Atento Centroamerica. S.A. Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999 0.0001	Atento Mexico Holdco S. de R.L. de C.V. Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brasil)	Operation of call centers	50.00002	Nova Interfile e Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	Nova Interfile e Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	100	Atento Brasil. S.A.
At December 31, 2016, 2017 and 2018, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

u) New and amended standards adopted by the Group

The Atento Group applied IFRS 15 and IFRS 9 for the first time in 2018. The nature and effect of the changes as a result of adoption of these new accounting standards are described below. The adoption of these amendments did not have any material impact on the current period or any prior period.

Several other amendments and interpretations apply for the first time in 2018, but did not have an impact on the consolidated financial statements of the Atento Group. The Atento Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Atento Group adopted IFRS 15 using the modified retrospective approach for initial adoption. The Company and its subsidiaries did not have any initial  impact through the adoption of IFRS 15.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Atento Group has applied IFRS 9 prospectively, with the initial application date of  January 1, 2018.

Financial assets

The Company’s loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

The Company  also had no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL (Fair Value Through Profit or Loss) as per IFRS 9.

Accordingly, the Atento Group did not have any impact on the classification and measurement of its financial assets.

Financial liabilities

There is no impact on the Atento Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Atento Group does not have such liabilities other than option for the acquisition of non-controlling interest and derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and will be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Atento Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Atento Group’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Atento Group does not have impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, loan commitments and certain financial guarantee contracts. Management did not have any significant increase in the credit losses.

v) Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

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

As at the reporting date, lease commitments that the group expects to recognize as right-of-use assets amount to approximately 184,099 thousand U.S. dollars on January 1, 2019, and lease liabilities in the same amount.

The consolidated statement of operations will be impacted by a decrease of-operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability.

Atento activities as a lessor are not material and hence the group does not expect any significant impact on the financial statements including no impacts in the loan’s covenants.

Mandatory application date/ Date of adoption by group

Atento will apply the standard from its mandatory adoption date of 1 January 2019. The group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption

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

The Interpretation specifically addresses the following:

•      Whether an entity considers uncertain tax treatments separately;

•      The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•      How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•      How an entity considers changes in facts and circumstances.

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

Mandatory application date/ Date of adoption by group	Atento will apply the standard from its mandatory adoption date of 1 January 2019.

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

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of noncurrent liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2018, 7.4% of financial debt with third parties bore interests at variable rates, while at December 31, 2017. this amount was 12.8%. In both 2017 and 2018, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As described in Note 14, the Atento Group has entered to interest rate swaps that have the economic effect of converting floatingrate borrowings into fixed interest rate borrowings.

As of December 31, 2017. the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled a derivative liability of $1.2 million, which was recorded as a financial liability. As of December 31, 2018, there were no outstanding interest rate hedging instruments related to the Brazilian Debentures.

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

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date) and also a portion of the principal (until January 2020).

As of December 31, 2018, the estimated fair value of the cross-currency swaps totalled an net asset of $10.6 million (asset of $3.0 million as of December 31, 2017).

The table below shows the impact of a +/10 basis points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2018
FAIR VALUE	10,630
0.10%	(3,522)
-0.10%	862

2016	Financial assets(*)			Financial liabilities(*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	244	817,344	272	-	-	-	10%	2,846.7	287	45	-	-
Euro - Dirham Moroccan	25 2	2,848	281	-	-	-	10%	9.6	297	47	-	-
Euro - Peruvian Nuevos Soles	64	241	72	-	-	-	10%	3.2	76	12	-	-
Euro - USD	3,515	3,705	3,705	-	-	-	10%	0.9	3,905	412	-	-
Chilean Pesos – USD	212	-	-	-	-	-	10%	0.0	235	-	-	-
Mexican Pesos – USD	6	-	-	-	-	-	10%	0.0	-	-	-	-
Brazilian Reais – USD	6	2	2	-	-	-	10%	0.3	7	-	-	-
Guatemalan Quetzal – USD	2,442	325	325	-	-	-	10%	0.1	2,713	36	-	-
Colombian Pesos – USD	590,271	197	197	-	-	-	10%	0.0	655,857	22	-	-
Peruvian Nuevos Soles - USD	23,484	6,998	6,998	5,138	1,531	1,531	10%	0.3	26,094	778	5,709	(170)
United States Dolar - Euro	11,068	10,500	11,068	-	-	-	10%	0.9	12,298	1,230	-	-
United States Dolar - MXN	79	1,627	79	-	-	-	10%	18.6	88	9	-	-
Chilean Pesos – Euro	292	-	-	-	-	-	10%	0.0	324	-	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

2017	Financial assets(*)			Financial liabilities(*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	253	904,880	303	-	-	-	10%	3,220.8	281	34	-	-
Euro - Dirham Moroccan	527	5,915	632	-	-	-	10%	10.1	586	70	-	-
Euro - Peruvian Nuevos Soles	37	144	44	-	-	-	10%	3.5	41	5	-	-
Euro - USD	2,999	3,597	3,597	-	-	-	10%	1.1	3,332	400	-	-
Chilean Pesos – USD	7,982	13	13	-	-	-	10%	0.0	8,875	1	-	-
Mexican Pesos – USD	970	-	49	-	-	-	10%	0.0	-	(49)	-	-
Brazilian Reais – USD	27	8	8	-	-	-	10%	0.3	30	1	-	-
Guatemalan Quetzal – USD	82	11	11	-	-	-	10%	0.1	91	1	-	-
Colombian Pesos – USD	610,695	205	205	-	-	-	10%	0.0	678,550	23	-	-
Peruvian Nuevos Soles - USD	26,358	8,123	8,123	5,822	1,794	1,794	10%	0.3	29,287	903	6,469	(199)
United States Dolar - Euro	8	6	8	-	-	-	10%	0.8	9	1	-	-
United States Dolar - MXN	10	202	10	-	-	-	10%	17.7	11	1	-	-
Chilean Pesos – Euro	132,016	179	215	-	-	-	10%	0.0	146,423	20	-	-

(*) Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

2018	Financial assets(*)			Financial liabilities(*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	-	-	-	-	-	-	10%	3,349.0	-	-	-	-
Euro - Dirham Moroccan	668	7,031	764	-	-	-	10%	10.0	713	52	-	-
Euro - Peruvian Nuevos Soles	-	-	-	-	-	-	10%	3.0	-	-	-	-
Euro - USD	1,417	1,622	1,622	-	-	-	10%	1.0	1,574	180	-	-
Chilean Pesos – USD	36,744	53	53	-	-	-	10%	0.0	40,827	6	-	-
Mexican Pesos – USD	27,719	1,411	1,411	-	-	-	10%	0.0	30,799	157	-	-
Brazilian Reais – USD	16	4	4	-	-	-	10%	0.0	17	-	-	-
Guatemalan Quetzal – USD	2,094	271	271	-	-	-	10%	0.0	2,327	30	-	-
Colombian Pesos – USD	546,644	168	168	-	-	-	10%	0.0	607,382	19	-	-
Peruvian Nuevos Soles - USD	11,221	3,321	3,321	3,536	1,046	1,046	10%	0.0	12,468	369	3,929	(116)
United States Dolar - Euro	15	13	15	-	-	-	10%	1.0	17	2	-	-
United States Dolar - MXN	1	26	1	-	-	-	10%	18.0	1	-	-	-
Chilean Pesos – Euro	70	-	-	-	-	-	10%	0.0	81	-	-	-

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

Net financial debt with third parties at December 31, 2017 and 2018 is as follow:

	Thousands of U.S. dollars
	2017	2018
Senior Secured Notes (Note 17)	398,346	400,035
Brazilian bonds - Debentures (Note 17)	21,055	14,708
Bank borrowings (Note 17)	56,392	39,498
Finance lease payables (Note 17)	10,498	5,527
Less: Cash and cash equivalents (Note 15)	(141,762)	(133,526)
Net financial debt with third parties	344,529	326,242

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

From the acquisition date to December 31, 2016, RBrasil contributed to the Company with revenues of 5,951 thousand U.S. dollars and pre-tax profit of 858 thousand U.S. dollars. If the acquisition had occurred on January 1, 2016, the contribution of net revenues and pre-tax result in the Company’s consolidated financial statements for the year ended December 31, 2016, would amount 18,392 and (2,254) thousand U.S. dollars, respectively.

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

On the basis of the above, the Company recognized a financial liability related to the potential for acquisition of non-controlling interest for an amount of 3,444 thousand Brazilian Reais (1,057 thousand US dollars). The financial liability was recognized against specific reserve in shareholders' equity, considering that these are transactions between shareholders.

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

Valuations were carried out to measure the fair value of assets acquired and liabilities assumed for the allocation of the acquisition price, in accordance with the requirements of IFRS 3 in this interim consolidated financial statements. The goodwill recognized in the transaction represents expected future synergies of the business combinations and will be deductible for income tax when the acquired entities are merged into the Atento Brasil S.A. These benefits are not recognized separately from goodwill because they do not meet the criteria for recognition of identifiable intangible assets.

The fair value in U.S dollars of identifiable assets acquired and liabilities assumed of Interfile and Interservice on the date of acquisition is as follows:

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

From the date of acquisition to December 31, 2017, Nova Interfile contributed to the Company with net revenues of 22,472 thousand U.S. dollars and pre-tax result of 3,682 thousand U.S. dollars. If the acquisition had occurred on January 1, 2017, the contribution of net revenues and pre-tax result in the Company’s consolidated financial statements for the year ended December 31, 2017, would amount 38,558 and (332) thousand U.S. dollars, respectively.

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

IFRS 3 does not provide specific guidance on how such contracts should be accounted for in a business combination. To determine the appropriate accounting treatment, IAS 39 - Financial Instruments: Recognition and Measurement, IAS 32- Financial Instruments: Presentation and IFRS 10 – Consolidated Financial Statements were considered.

On the basis of the above, the Company recognized a financial liability related to the potential acquisition of non-controlling interest of 74,401 thousand Brazilian Reais (22,474 thousand US dollars). The financial liability was recognized against specific reserve in equity, considering that these are transactions between shareholders.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2017 and 2018 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2016	Additions	Acquisitions from business combination (Note 5)	Disposals	Transfers	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2017
Cost
Development	3,907	1,513	-	(7)	(627)	(90)	-	4,696
Customer base	264,157	2,552	14,931	(9)	-	10,267	-	291,898
Software	138,050	12,463	1,468	(3,085)	2,115	7,024	-	158,035
Other intangible assets	44,839	18,960	57	(533)	1,155	775	-	65,253
Work in progress	2,823	-	-	(259)	(2,073)	(29)	-	462
Total cost	453,776	35,488	16,456	(3,893)	570	17,947	-	520,344
Accumulated amortization
Development	(475)	(235)	-	7	(1)	13	-	(691)
Customer base	(105,296)	(25,222)	-	-	-	(3,140)	-	(133,658)
Software	(68,138)	(24,669)	-	147	(179)	(1,066)	-	(93,905)
Other intangible assets	(31,807)	(5,069)	-	373	(390)	(624)	-	(37,517)
Total accumulated amortization	(205,716)	(55,195)	-	527	(570)	(4,817)	-	(265,771)
Impairment	(21,507)	-	-	-	-	(2,962)	-	(24,469)
Net intangible assets	226,553	(19,707)	16,456	(3,366)	-	10,168	-	230,104

	Thousands of U.S. dollars
	Balance at December 31, 2017	Additions	Acquisitions from business combination (Note 5)	Disposals	Transfers	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2018
Cost
Development	4,696	2,081	-	(777)	-	(1,341)	431	5,090
Customer base	291,898	-	-	(411)	-	(38,285)	9,725	262,927
Software	158,035	53,035	-	(676)	5,182	(22,973)	2,363	194,966
Other intangible assets	65,253	6,091	-	(1,007)	(820)	(733)	276	69,060
Work in progress	462	927	-	-	-	(300)	-	1,089
Total cost	520,344	62,134	-	(2,871)	4,362	(63,632)	12,795	533,132
Accumulated amortization
Development	(691)	(181)	-	14	-	727	(516)	(647)
Customer base	(133,658)	(23,423)	-	150	-	18,461	(4,820)	(143,290)
Software	(93,905)	(28,992)	-	48	-	10,269	(1,265)	(113,845)
Other intangible assets	(37,517)	(6,085)	-	1,153	-	2,998	(708)	(40,159)
Total accumulated amortization	(265,771)	(58,681)	-	1,365	-	32,455	(7,309)	(297,941)
Impairment	(24,469)	(626)	-	-	-	1,104	-	(23,991)
Net intangible assets	230,104	2,827	-	(1,506)	4,362	(30,073)	5,486	211,202

“Customer base” represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions. The addition in 2017 of new entity in the customer base is related of the acquisition of Interfile, as mentioned in Note 5.

Of the total customer base in 2018, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 247,744 thousand U.S. dollars, while the remaining amount relates to other customers.

In terms of geographic distribution, the customer base corresponds to businesses in Brazil (112,632 thousand U.S. dollars), Spain (49,910 thousand U.S. dollars) net of impairment, Mexico (48,202 thousand U.S. dollars), Peru (15,648 thousand U.S. dollars), Colombia (3,106 thousand U.S. dollars), Chile (8,940 thousand U.S. dollars) and Argentina and Uruguay (4,033 thousand U.S. dollars).

In 2018, the additions are mainly related to acquisition by Atento of the rights to software’s use of $38,500 thousand US dollars and development of software’s Visibility and Control, Digital Voice & Operations Systems in Atento Brasil in the amount of 4,600 thousand U.S. dollars.

“Other intangible assets” mainly include payment of loyalty incentives established with customers of the Atento Brasil S.A. and the intangible asset arising from the directory services business in Atento Teleservicios España.

“Work in progress” mainly include the ERP implementation costs which are currently in progress.

In 2018, was recognized the impairment of 626 thousand US dollars relating to other intangible assets in Spain.

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

The breakdown and changes in goodwill in 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	12/31/2016	Acquisitions	Hyperinflation	Translation differences	12/31/2017	Acquisitions	Hyperinflation	Translation differences	12/31/2018
Peru	29,268.0	-	-	1,001	30,269	-	-	(1,200)	29,069
Chile	17,314.0	-	-	1,466	18,780	-	-	(2,172)	16,608
Colombia	6,249.0	-	-	35	6,284	-	-	(514)	5,770
Mexico	1,758.0	-	-	84	1,842	-	-	2	1,844
Brazil (*)	72,439	8,400	-	(1,049)	79,790	-	-	(11,672)	68,118
Argentina	18,988	-	-	(2,809)	16,179	-	25,577	(8,176)	33,580
Total	146,015	8,400	-	(1,272)	153,144	-	25,577	(23,732)	154,989

(*) As of December 31, 2018 the total amount of goodwill is composed by 12.796 thousand U.S. dollars from the acquisition of RBrasil, 7.097 thousand U.S. dollars from the acquisition of Interfile and 48.225 thousand allocated to Atento Brasil from the acquisition of CRM Business from Telefonica in 2012.

8)   IMPAIRMENT OF ASSETS

As of December 31, 2018, the impairment assessment on goodwill performed by the Atento Group’s management indicated that the carrying amount of goodwill is recoverable. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cashgenerating units to which goodwill is allocated.

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

At December 31, 2017 and 2018, the tests conducted did not identify any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2017	12.74%	12.09%	12.48%	11.54%	11.35%	30.25%
December 2018	14.10%	14.07%	12.46%	9.75%	10.49%	53.04%

	Growth rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2017	3.85%	4.00%	3.40%	2.50%	2.40%	19.30%
December 2018	3.70%	3.00%	3.30%	1.40%	2.50%	34.20%

The recoverable amounts per country were as follow:

Thousand U.S. dollars	Recoverable amounts
	Brazil (*)	Mexico	Colombia	Peru	Chile	Argentina

December 2017	879,303	25,400	59,643	226,881	60,607	90,143
December 2018	763,449	47,732	74,267	389,208	98,318	78,276

(*) The total recoverable amount of 2017 is composed by 33,618 thousand U.S. dollars from the acquisition of RBrasil, 140,373 thousand U.S. dollars from the acquisition of Interfile and 705,312 thousand from Atento Brasil. For 2018 the total recoverable amount is composed by 37,429 thousand U.S. dollars from the acquisition of RBrasil, 77,126 thousand U.S. dollars from the acquisition of Interfile and 648,894 thousand from Atento Brasil.

In the event of a 1% increase or decrease in the discount rate used to calculate the recoverable amount of the CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. In addition, if as a result of a fall in demand or an increase in costs, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to keep constant for the five years in each country, with all other variables remaining unchanged, the recoverable amount from each cash generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following assumptions were used:

Cash flow for the Brazil, Mexico, Spain, Colombia, Peru Chile and Argentina CGUs were estimated based on growth projections considering past business performance, using predicted inflation levels taken from external sources. For calculations regarding the Spanish CGU, negative and positive business forecasts were used which contemplate macroeconomic trends and changes in the environment.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2016	Additions	Acquisitions from business combination	Disposals	Transfers	Translation differences	Balance at December 31, 2017
Cost
Buildings	9,792	272	-	-	-	1,379	11,443
Plant and machinery	6,843	211	575	-	437	593	8,659
Furniture, tools and other tangible assets	317,228	27,800	2,053	(32,300)	3,117	11,160	329,058
PP&E under construction	9,264	21,893	-	(10,637)	(3,554)	2,042	19,008
Total cost	343,127	50,176	2,628	(42,937)	-	15,174	368,168
Accumulated depreciation
Buildings	(3,232)	(839)	-	653	-	(460)	(3,878)
Plant and machinery	(4,068)	(1,049)	-	13	-	(583)	(5,687)
Furniture, tools and other tangible assets	(170,557)	(47,338)	-	17,827	-	(6,340)	(206,408)
Total accumulated depreciation	(177,857)	(49,226)	-	18,493	-	(7,383)	(215,973)
Property, plant and equipment	165,270	950	2,628	(24,444)	-	7,791	152,195

	Thousands of U.S. dollars
	Balance at December 31, 2017	Additions	Acquisitions from business combination	Disposals	Transfers	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2018
Cost
Buildings	11,443	-	-	(1)	-	(514)	1,201	12,129
Plant and machinery	8,659	55	-	(59)	-	(468)	-	8,187
Furniture, tools and other tangible assets	329,058	15,154	-	(18,204)	952	(32,412)	-	294,548
PP&E under construction	19,008	12,542	-	(963)	(5,314)	(2,853)	-	22,420
Total cost	368,168	27,751	-	(19,227)	(4,362)	(36,247)	1,201	337,284
Accumulated depreciation
Buildings	(3,878)	(396)	-	-	-	316	(467)	(4,425)
Plant and machinery	(5,687)	(1,010)	-	-	-	365	-	(6,332)
Furniture, tools and other tangible assets	(206,408)	(35,160)	-	18,749	-	20,232	-	(202,587)
Total accumulated depreciation	(215,973)	(36,566)	-	18,749	-	20,913	(467)	(213,344)
Property, plant and equipment	152,195	(8,815)	-	(478)	(4,362)	(15,334)	734	123,940

Additions for the year 2018 mainly represent the construction of a new site in Puerto Rico in the amount of $6.600 thousand of US dollars, the construction of new sites in Mexico (Azafran and Centro Histórico), remodeling of existing sites and equipment’s in the amount of $7,400 thousand of US dollars, and implementation of a new site, remodeling of existing ones and equipment’s in the amount in Atento Brasil in the amount of $5,600 thousand of US dollars

No impairment was recognized on items of property, plant and equipment in 2017 and 2018.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2017 and 2018.

10) LEASES AND SIMILAR ARRANGEMENTS

a) Finance leases

The Atento Group holds the following assets under finance leases:

	Thousands of U.S. dollars
	Net carrying amount of asset
	2017	2018
Finance leases
Furniture, tools and other tangible assets	6,619	4,815
Plant and machinery	1,847	983
Total	8,466	5,798

On April 25, 2017, Atento Brasil S.A. entered in a sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of 23,615 thousand Brazilian Reais, equivalent to 6,094 thousand U.S. dollars as of December 31, 2018, which will be repaid in 36 monthly installments.

On July 24, 2017, Atento Brasil S.A. entered in a new sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of 4,220 thousand Brazilian Reais, equivalent to 1,089 thousand U.S. dollars as of December 31, 2018, which will be repaid in 60 monthly installments.

On August 24, 2017, Atento Brasil S.A. entered in a new sale leaseback agreement with HP Financial Services Arrendamento Mercantil S.A. in an amount of 4,570 thousand Brazilian Reais, equivalent to 1,179 thousand U.S. dollars as of December 31, 2018, which will be repaid in 60 monthly installments.

The assets acquired under finance leases are located in Brazil, Colombia and Peru. The present value of future finance lease payments is as follow:

	Thousands of U.S. dollars
	2017	2018
Up to 1 year (Note 17)	4,260	3,158
Between 1 and 5 years (Note 17)	6,238	2,369
Total	10,498	5,527

11) FINANCIAL ASSETS

As of December 31, 2017 and 2018 all the financial assets of the Company are classified as amortized cost, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2018, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 259,258 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017	2018
Other non-current receivables (*)	11,125	13,232
Non-current guarantees and deposits	49,097	51,838
Total non-current	60,222	65,070
Other current receivables	805	272
Current guarantees and deposits	1,005	619
Total current	1,810	891
Total	62,032	65,961

(*) “Other non-current receivables” as of December 31, 2017 and 2018 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

13) TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2017 and 2018 is as follow:

	Thousands of U.S. dollars
	2017	2018
Non-current trade receivables	6,923	6,430
Other non-financial assets (*)	14,754	12,718
Total non-current	21,677	19,148
Current trade receivables	358,311	279,926
Other receivables	13,225	8,439
Prepayments	7,849	18,332
Personnel	9,180	8,957
Total current	388,565	315,654
Total	410,242	334,802

(*) "Other non-financial assets" as of December 31, 2018 primarily comprise the litigation underwaytax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars
	2017	2018

Trade receivables	371,333	288,531
Allowances of trade receivables	(6,099)	(2,175)
Trade receivables, net	365,234	286,356

As of December 31, 2018, trade receivables not yet due for which no provision has been made amounted to 263,605 thousand U.S. dollars (338,350thousand U.S. dollars as of December 31, 2017).

As of December 31, 2018, trade receivables due for which no provision has been made amounted to 22,751 thousand U.S. dollars (26,884 thousand U.S. dollars as of December 31, 2017). These balances relate to certain customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2017	20,268	1,476	1,734	3,406	26,884
12/31/2018	14,704	1,026	2,691	4,330	22,751

Changes in allowances of trade receivables in 2017 and 2018 were as follow:

	Thousands of U.S. dollars
	2017	2018
Opening balance	(4,279)	(6,099)
Allowance of trade receivables	(3,061)	(1,854)
Reversal	553	824
Write off	-	3,031
Translation differences	688	1,923
Total	(6,099)	(2,175)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017		2018
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps - cash flow hedges	-	(1,212)	-	-
Cross currency swaps - net investment hedges	7,429	(5,140)	11,313	-
Cross currency swaps - that do not meet the criteria for hedge accounting	748	-	-	(682)
Total	8,177	(6,352)	11,313	(682)

Non-current portion	8,177	(5,140)	11,313	(682)
Current portion	-	(1,212)	-	-

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a noncurrent asset or a noncurrent liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value will be directly recognized in the statement of operations.

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

On March 5, 2018, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 10,092 thousand U.S. dollars at a fixed rate of 3.40% exchanged to a 33,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 2.10% per annum.

At December 31, 2017 and 2018, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2017

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	(1,212)	-	(781)	954	-
					(1,212)	-	(781)	954	-

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Nov-17	USD	BRL	12,232	-	-	-	(1,863)	-

Goldman Sachs	Aug-22	BRL	USD	754,440	748	-	-	-	(748)
					748	-	-	(1,863)	(748)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset/(liability)	Other comprehensive income	Change in OCI	Income statement - Finance Cost	Income statement - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	22-Aug	EUR	USD	34,109	(382)	382	(382)	-	-
Goldman Sachs	22-Aug	MXN	USD	1,065,060	7,256	(7,256)	7,256	-	-
Goldman Sachs	22-Aug	PEN	USD	194,460	(4,758)	4,758	(4,758)	-	-
Santander	20-Jan	USD	EUR	20,000	-	1,742	(2,522)	-	88
Santander	20-Jan	USD	MXN	11,111	-	(2,113)	(2,411)	-	21
Goldman Sachs	20-Jan	USD	EUR	48,000	-	3,587	(5,452)	-	217
Goldman Sachs	20-Jan	USD	MXN	40,000	-	(7,600)	(8,671)	-	(47)
Nomura International	20-Jan	USD	MXN	23,889	-	(4,357)	(5,358)	-	105
Nomura International	20-Jan	USD	EUR	22,000	-	1,620	(2,476)	-	99
Goldman Sachs	18-Jan	USD	PEN	13,800	84	19	(59)	-	6
BBVA	18-Jan	USD	PEN	55,200	-	71	(229)	-	23
Goldman Sachs	18-Jan	USD	COP	7,200	89	(88)	(19)	-	(1)
BBVA	18-Jan	USD	COP	28,800	-	(359)	(65)	-	7
					2,289	(9,594)	(25,146)	-	518
Total					1,825	(9,594)	(25,927)	(909)	(230)

Derivative financial instrument-asset					8,177
Derivative financial instrument-liability					(6,352)

2018
Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	-	-	-	-	972
					-	-	-	-	972

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	6,020	-	-	-	(4,302)
					6,020	-	-	-	(4,302)

Cross-currency swap- Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement - Finance Cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	22-Aug	EUR	USD	34,109	189	-	(257)	640	-
Goldman Sachs	22-Aug	MXN	USD	1,065,060	6,025	(922)	(3,094)	(4,163)	-
Goldman Sachs	22-Aug	PEN	USD	194,460	-	(682)	2,413	2,333	-
Santander	20-Jan	USD	EUR	20,000	-	-	1,742	-	-
Santander	20-Jan	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	20-Jan	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	20-Jan	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	20-Jan	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	20-Jan	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	18-Jan	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	18-Jan	USD	COP	7,200	-	-	(80)	-	-
BBVA	18-Jan	USD	PEN	55,200		-	71	-	-
BBVA	18-Jan	USD	COP	28,800	-	-	(359)	-	-
					6,214	(1,604)	(8,405)	(1,190)	-
Total					12,234	(1,604)	(8,405)	(1,190)	(3,330)

Derivative financial instrument-asset					11,313
Derivative financial instrument-liability					(682)

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	2017	2018
Deposits held at call	111,495	100,706
Short-term financial investments	30,267	32,820
Total	141,762	133,526

“Short-term financial investments” comprises short-term fixedincome securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2017 and 2018 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments and options for acquisitions of NCI that are classified as financial liability at fair value through profit or loss.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2017 and 2018, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2017 and 2018 are as follow:

2017	Thousands of U.S. dollars
	Maturity (years)
	2018	2019	2020	2021	2022	More than 5 years	Total

Senior Secured Notes	24,500	24,500	24,500	24,500	424,500	-	522,500
Brazilian bonds—Debentures	5,943	5,566	5,276	4,901	4,458	2,026	28,170
Finance leases	5,128	4,261	1,907	887	442	-	12,625
Bank borrowings	30,994	24,225	4,373	558	438	-	60,588
Trade and other payables	208,532	8,094	-	-	-	-	216,626
Total financial liabilities	275,097	66,646	36,056	30,846	429,838	2,026	840,509

2018	Thousands of U.S. dollars
	Maturity (years)
	2019	2020	2021	2022	2023	More than 5 years	Total

Senior Secured Notes	24,500	24,500	24,500	424,500	-	-	498,000
Brazilian bonds—Debentures	4,698	4,378	4,091	3,759	1,721	-	18,647
Finance leases	3,785	1,691	794	384	-	-	6,654
Bank borrowings	36,176	3,726	474	372	-	-	40,748
Trade and other payables	184,886	14,391	-	-	-	-	199,277
Total financial liabilities	254,045	48,686	29,859	429,015	1,721	-	763,326

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017	2018
Senior Secured Notes	388,818	390,507
Brazilian bonds—Debentures	16,797	11,163
Bank borrowing	27,878	4,387
Finance lease payables (Note 10)	6,238	2,369
Total non-current	439,731	408,426
Senior Secured Notes	9,528	9,528
Brazilian bonds—Debentures	4,258	3,545
Bank borrowing	28,514	35,111
Finance lease payables (Note 10)	4,260	3,158
Total current	46,560	51,342
TOTAL DEBT WITH THIRD PARTIES	486,291	459,768

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

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2018, we were in compliance with these covenants. The outstanding amount on December 31, 2018 is 400,035 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2018, is 379,233 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2017			2018
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	388,818	9,528	398,346	390,507	9,528	400,035

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

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance costs of 70,000 thousand Brazilian Reais (equivalent to approximately 22,096 thousand U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page, plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on December 31, 2018 is $14,708 thousand.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of December 31, 2018, Atento Brasil S.A. was in compliance with this covenant.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2017			2018
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2023	Brazilian Reais	16,797	4,258	21,055	11,163	3,545	14,708

The fair value as of December 31, 2018 calculated based on discounted cash flow is 15,643 thousand U.S. dollars

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 77,413 thousand U.S. dollars as of December 31, 2018.

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

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	(Thousands of U.S. dollars)
Date	Tranche A		Tranche B		Tranche C		Tranche D		Tranche E	Total
March 27, 2014	6,540	-	3,229	-	4,520	-	323	-	-	14,612
April 16, 2014	2,718	-	1,359	-	1,903	-	136	-	-	6,116
July 16, 2014	-	-	-	-	-	-	-	-	155	155
August 13, 2014	16,154	-	1,764	-	2,594	-	279	-	-	20,791
Subtotal 2014	25,412		6,352		9,017		738		155	41,674
March 26, 2015	4,738	-	1,185	-	1,682	-	138	-	-	7,743
April 17, 2015	9,477	-	2,369	-	3,363	-	275	-	-	15,484
December 21, 2015	7,452	-	1,857	-	-	-	-	-	181	9,490
Subtotal 2015	21,667		5,411		5,045		413		181	32,717
October 27, 2016	-	-	-	-	-	-	-	-	197	197
Subtotal 2016	-		-		-		-		197	197
Total	47,079		11,763		14,062		1,151		533	74,588

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2018, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining preapproval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the bylaws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 5,703 thousand U.S. dollars as of December 31, 2018. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars) were released under this facility.

As of December 31, 2018, the outstanding amount under BNDES Credit Facility was 23,974 thousand U.S. dollars.

The fair value as of December 31, 2018 calculated based on discounted cash flow is 24,254 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to BRL80.0 million (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $20.6 million as of December 31, 2018. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017 and was extended until September 3, 2018 and the aggregate principal amount was modified to 75.0 million Brazilian Reais. On October 11, 2018, the maturity was extended until April 11, 2019 and the aggregate principal amount was modified to 100.0 million Brazilian Reais, equivalent to approximately $25.8 million as of December 31, 2018. As of December 31, 2018, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

As of December 31, 2018, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. As of December 31, 2018, the outstanding balance was zero.

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

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2018, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

 On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint-and-several basis. This facility matures one year after the date of the Agreement. As of December 31, 2018, the outstanding amount under this facility was zero.

a) Financing activities

See below the changes in debt with third parties arising from financing activities:

2016	Thousands of U.S. dollars
	December 31, 2015	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)		Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2016
		New borrowing	Amortization				Fair value adjustment

Senior Secured Notes	301,713	-	-	-	22,128	(22,128)	-	-	1,637	-	-	303,350
Brazilian bonds - Debentures	168,091	-	(44,356)	-	33,013	(36,598)	-	-	764	35,682	-	156,596
CVI	26,240	-	-	-	-	-	2,314	(27,762)	-	(792)	-	-
Finance lease payables	4,737	-	(542)	-	303	(303)	-	(805)	-	246	-	3,636
Other borrowings	74,785	235	(18,032)	-	7,265	(7,058)	-	-	-	14,158	-	71,353
Total	575,566	235	(62,930)	-	62,709	(66,087)	2,314	(28,567)	2,401	49,294	-	534,935

2017	Thousands of U.S. dollars
	December 31, 2016	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)		Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2017
		New borrowing	Amortization				Fair value adjustment

Senior Secured Notes	303,350	400,000	(300,000)	-	23,609	(23,361)	-	-	(5,252)	-	-	398,346
Brazilian bonds - Debentures	156,596	22,320	(162,591)	-	15,373	(15,331)	-	-	837	3,851	-	21,055
Finance lease payables	3,636	-	(2,816)	10,302	425	(425)	-	-	-	(624)	-	10,498
Other borrowings	71,353	52,145	(69,053)	-	5,485	(5,051)	-	-	-	1,513	-	56,392
Total	534,935	474,465	(534,460)	10,302	44,892	(44,168)	-	-	(4,415)	4,740	-	486,291

2018	Thousands of U.S. dollars
	December 31, 2017	Cash flows from/(used in financing activities)		New leases	Interest accrued	Interest paid (*)		Foreign exchange losses	Amortization (addition) fees	Translation differences	Other	December 31, 2018
		New borrowing	Amortization				Fair value adjustment

Senior Secured Notes	398,346	-	-	-	24,500	(24,500)	-	-	2,245	(556)	-	400,035
Brazilian Debentures	21,055	-	(3,543)	-	1,809	(1,920)	-	-	(118)	(2,568)	-	14,715
Finance Lease Payables	10,498	-	(4,221)	-	856	(856)	-	-	-	(770)	-	5,507
Other borrowings	56,392	58,462	(73,911)	-	3,491	(6,283)	-	-	-	1,339	-	39,490
Total	486,291	58,462	(81,675)	-	30,656	(33,559)	-	-	2,127	(2,555)	-	459,747

(*) For the purposes of the statements of cash flows, it is classified as "interest paid" in operting activities.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017	2018
Other payables	7,750	13,744
Suppliers	344	647
Total non-current non-trade payables	8,094	14,391
Suppliers	92,216	74,616
Advances	1,862	2,296
Total current trade payables	94,078	76,912
Suppliers of fixed assets	15,598	26,003
Personnel	80,631	67,644
Other payables	17,787	13,526
Advances from customers	438	789
Total current other non-trade payables	114,454	107,962
Total current	208,532	184,874
Total	216,626	199,265

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2018, share capital stood at 49 thousand U.S. dollars - €33,827 (48 thousand U.S. dollars - €33,304 as December 31, 2017), divided into 75,070,926 shares (73,909,056 shares in December 31, 2017). PikCo owns 64% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in the total amount of  23,531 thousand U.S. dollars as of December 31, 2018  and December 31, 2017.

Dividends

On October 31, 2017, our Board of Directors declared a cash interim dividend of 24,147 thousand U.S. dollars with dividends declared per share of $0.33, paid on November 28, 2017. In 2018, this amount was restored from the Share Premium.

On December 31, 2018, the subsidiary Atento Brasil S.A distributes dividends to its minority shareholders in the amount of  1.186 thousand U.S dollars.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2017 and 2018, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Treasury shares

Atento S.A. repurchased 1,106,158 shares during 2018 at a cost of 8,178 thousand of US dollars and an average price of $7.39

Retained earning/losses

In 2018, the subsidiary Atento Argentina recorded an amount of 35,524 thousand of US dollars, referring to monetary correction for the country to have become hyperinflationary balance at December 31, 2017.

Stock-based compensation

a) Description of share based payment arrangements

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

2. Performance RSU (equity settled)

•  Grant date: December 3, 2014

•  Amount: 931,189 RSUs

•  Vesting period: 100% of the RSUs vest on October 1, 2017.

•  Performancebased vesting conditions:

•  TSR Tranche: 50% of the RSUs shall satisfy the performance based vesting condition, if at all, based on the Total Shareholder Return (“TSR”) thresholds set forth, and measured from October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017; provided, that the baseline price for purposes of measuring the TSR compound annual growth will be $15.00. The thresholds are as follow:

•  Below 10% compound annual growth: nil RSUs vest;

•  10% compound annual growth: 25% of the RSUs vest;

•  22% compound annual growth: 100% of the RSUs vest; and

•  Compound annual growth between 10% and 22%: RSUs vest based on a linear relationship

 • Adjusted EBITDA Tranche: The remaining 50% of the RSUs shall satisfy the performance based vesting condition, if at all, based on the Adjusted EBITDA thresholds set forth; provided, that for purposes of measuring the Adjusted EBITDA Tranche, the Performance Period shall include the time period between end of the financial quarter immediately preceding October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017. The thresholds are as follow:

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

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 2, 2017, Atento granted a new share-based payment arrangement to Board directors (a total of 29,300 RSUs) in a one-time award with a one-year vesting period.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.       Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: July 2, 2018

•  Amount: 1,065,220 RSUs

•  Vesting period: 100% of the RSUs vests on January 4, 2021

•  There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the BlackScholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. The inputs used in the measurement of the fair values at the grant date are presented here below.

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

The 2017 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	11	Stock price of Atento S.A. in USD at grant date July 3, 2017
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.51%	USD risk free rate obtained from Bloomberg
Expected volatility	24.83%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	10.99

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 2, 2020.

The 2018 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	7	Stock price of Atento S.A. in USD at grant date July 2, 2018
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	2.60%	USD risk free rate obtained from Bloomberg
Expected volatility	23.05%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	6,989

c) Outstanding RSUs

As of December 31, 2018, there are 1,109,338 Time RSUs outstanding related to 2016 Grant, 815,693 Time RSUs outstanding related to 2017 Grant and 1,060,220 Time RSUs outstanding related to 2018 Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016, 2017 and 2018 Grant:

• For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

The 2014 Plan	Time RSU	Time RSU
Outstanding December 31, 2015	119,634	871,649
Forfeited (*)	(15,880)	(871,649)
Vested (**)	(103,754)	-

(*) RSUs are forfeited during the year due to employees failing to satisfy the service or non-market performance conditions.
(**) As of October 1, 2016, a total of 103,754 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.

The 2016 Plan		Time RSU
Outstanding December 31, 2016		1,367,896
Forfeited (*)		(219,271)
Outstanding December 31, 2017		1,148,625
Forfeited (*)		(39,287)
Outstanding December 31, 2018		1,109,338
(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2016 Extraordinary Plan	Time RSU
Grantes July 1, 2016	82,157
Vested (**)	(54,171)

Outstanding December 31, 2016	27,986
Forfeited (**)	(27,986)

(*) As of October 1, 2016, a total of 54,171 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested and were exercised.
(**) RSUs are forfeited in first quarter of 2017 due to employees failing to satisfy the service conditions.

The 2017 Plan	Time RSU
Granted July 3, 2017	886,187
Forfeited (*)	(24,324)
Outstanding December 31, 2017	861,863
Forfeited (*)	(46,170)
Outstanding December 31, 2018	815,693

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2018 Plan	Time RSU
Outstanding December 31, 2018	1,060,220

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2014 Plan	Time RSU				Performance RSU
Country	Balance as of December 31, 2015	Forfeited	Vested	Balance December 31, 2016	Balance as of December 31, 2015	Forfeited	Balance December 31, 2016
Argentina	6,095	(1,099)	(4,996)	-	18,229	(18,229)	-
Brazil	49,564	(13,510)	(36,054)	-	306,743	(306,743)	-
Chile	4,925	(1)	(4,924)	-	48,345	(48,345)	-
Spain	15,183	49	(15,232)	-	94,371	(94,371)	-
France	2,060	(2,060)	-	-	3,845	(3,845)	-
Guatemala	1,024	(1)	(1,023)	-	1,911	(1,911)	-
Mexico	22,933	(13,192)	(9,741)	-	102,938	(102,938)	-
Morocco	1,468	-	(1,468)	-	2,742	(2,742)	-
Peru	2,602	1,097	(3,699)	-	8,096	(8,096)	-
United States	13,780	12,837	(26,617)	-	284,429	(284,429)	-
Total	119,634	(15,880)	(103,754)	-	871,649	(871,649)	-

The 2016 Plan	Time RSU
Country	Balance as of December 31, 2016	Forfeited	Balance December 31, 2017	Forfeited	Balance December 31, 2018
Argentina	21,981	(5,458)	16,523	14,592	31,115
Brazil	214,764	(13,715)	201,049	(23,348)	177,701
Chile	67,395	(5,870)	61,525	(3,392)	58,133
Colombia	10,940	-	10,940	-	10,940
Spain	124,761	(23,271)	101,490	54,063	155,553
Guatemala	-	(798)	798	-	798
Mexico	143,052	(35,557)	107,495	(70,732)	36,763
Peru	16,462	(11,176)	5,286	3,392	8,678
United States	768,541	(125,022)	643,519	(13,862)	629,657
Total	1,367,896	(219,271)	1,148,625	(39,287)	1,109,338

The 2016 Extraordinary Plan	Time RSU
Country	Balance as of December 31, 2016	Granted	Vested	Forfeited
United States	-	82,157	(54,171)	(27,986)
Total	-	82,157	(54,171)	(27,986)

The 2017 Plan
	Time RSU
Country	Balance as of December 31, 2017	Forfeited	Balance December 31, 2018
Brazil	117,667	(46,170)	71,497
Chile	66,028	-	66,028
Spain	69,398	-	69,398
United States	608,770	-	608,770
Total	861,863	(46,170)	815,693

The 2018 Plan
Time RSU
Country	Balance December 31, 2018
Argentina	27,244
Brazil	282,743
Chile	70,009
Colombia	21,049
Spain	105,168
Mexico	60,736
Peru	20,306
United States	472,965
Total	1,060,220

d) Impacts in Profit or Loss

In 2018, 6,417 thousand U.S. dollars (4,923 thousand U.S. dollars as at December 31, 2017 and 1,535 thousand U.S. dollars as at December 31, 2016) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2016(*)	2017	2018
Profit/(loss) before income tax	8,564	(1,035)	33,900
Income tax applying the statutory tax rate	(2,484)	310	(12,899)
Permanent differences	(13,655)	(12,635)	(5,052)
Adjustments due to international tax rates	11,526	(445)	540
Tax credits	791	1,112	2,297
Branches income tax	(1,385)	(875)	1,700
Total income tax expense	(5,207)	(12,533)	(13,414)

(*) Exclude discontinued operations - Marocco.

Permanent differences in 2018 are mainly related to non-deductible expenses in Brazil, Spain and Mexico.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the year ended December 31,
	2016(*)	2017	2018
Current tax expense	(22,852)	(20,175)	(23,426)
Deferred tax	17,645	7,642	11,012
Total income tax expense	(5,207)	(12,533)	(13,414)

Exclude discontinued operations - Marocco(*)

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017	2018
Deferred tax assets
Tax loss carryforwards	29,663	23,414
Tax credits	5,381	3,935
Deferred tax assets from temporary differences
Litigations provisions	27,286	23,709
Financial costs	47,973	41,504
Fixed Assets	6,229	6,312
Others	14,710	26,288

Total deferred tax assets	131,243	125,163

Deferred tax liabilities
Intangible assets - PPA	(29,663)	(26,376)
Others	(14,188)	(3,845)

Total deferred tax liabilities	(43,851)	(30,221)

The deferred tax not recognized as of December 31, 2018 is 39,869 thousand of U.S dollars.

The temporary differences associated with investments in the Atento’s subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 3,917 thousands of U.S. dollar. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2017 and 2018 are as follow:

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

	Thousands of U.S. dollars
	Balance at 12/31/2017	Income Statement		Equity		Acquisition of Business Combinations	Others (**)	Translation differences	Balance at 12/31/2018
		Increases	Decreases	Increases	Decreases

DEFERRED TAX ASSETS	131,326	19,324	(14,537)	-	-	-	-	(10,950)	125,163
Unused tax losses (*)	29,663	2,246	(1,557)	-	-	-	-	(6,938)	23,414
Unused tax credits	5,381	310	(72)	-	-	-	-	(1,684)	3,935
Deferred tax assets (temporary differences)	96,282	16,768	(12,908)	-	-	-	-	(2,327)	97,815
DEFERRED TAX LIABILITIES	(43,942)	(569)	6,794	-	-	-	-	7,496	(30,221)
Deferred tax liabilities (temporary differences)	(43,942)	(569)	6,794	-	-	-	-	7,496	(30,221)

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

There is not estimation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors. There are no income tax consequences attached to the payment of dividends in either 2018 or 2017 by the Company to its shareholders.

The following table presents the schedule for the reversal of recognized and unrecognized deferred tax assets and liabilities in the statement of financial position based on the best estimates available at the respective estimation dates:

	Thousands of U.S. dollars
2017	2018	2019	2020	2021	2022	2023	Subsequent years	Total
Tax losses	2,431	4,849	5,368	1,800	749	2,713	11,753	29,663
Deductible temporary differences	12,578	14,018	14,401	15,065	15,066	8,075	17,079	96,282
Tax credits for deductions	1,266	1,266	1,266	1,266	317	-	-	5,381
Total deferred tax assets	16,275	20,133	21,035	18,131	16,133	10,788	28,831	131,326
Total deferred tax liabilities	4,436	4,436	4,436	4,436	4,436	4,436	17,326	43,942

	Thousands of U.S. dollars
2018	2019	2020	2021	2022	2023	2024	Subsequent years	Total
Tax losses	12,804	9,365	1,245	-	-	-	-	23,414
Deductible temporary differences	14,390	15,801	18,152	24,736	24,736	-	-	97,815
Tax credits for deductions	1,220	842	581	401	276	191	426	3,935
Total deferred tax assets	28,414	26,008	19,978	25,137	25,012	191	426	125,164
Total deferred tax liabilities	(236)	2,684	4,696	6,082	7,038	7,697	2,260	30,221

c) Taxes receivables/payables

Details of taxes receivables and payables at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	As of December 31,
Receivables	2017	2018
Non-current
Indirect taxes	7,282	6,061
Current
Indirect taxes	4,764	11,956
Other taxes	7,308	8,019
	12,072	19,975
Income tax	21,969	26,421
Total	41,323	52,457

	Thousands of U.S. dollars
	As of December 31,
Payables	2017	2018

Non-current
Social security	1,025	3,145
Current
Indirect taxes	28,024	28,188
Other taxes	58,142	50,323
	86,166	78,511
Income tax	8,058	10,615
Total	95,249	92,271

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	12/31/2016	Additions	Additions from business combination (Note 5)	Payments	Reversal	Transfers	Translation differences	12/31/2017
Non-current
Provisions for liabilities	30,394	18,474	4,134	(6,520)	(10,687)	(73)	(4,912)	30,810
Provisions for taxes	21,447	1,286	2,274	-	(6,607)	2,108	(675)	19,833
Provisions for dismantling	15,338	1,416	-	(48)	(7,382)	-	(75)	9,249
Other provisions	2,716	944	-	(2,382)	(2,733)	(2,035)	4,784	1,294
Total non-current	69,895	22,120	6,408	(8,950)	(27,409)	-	(878)	61,186

Current
Provisions for liabilities	8,160	8,197	-	(2,479)	(104)	-	(3,231)	10,543
Provisions for taxes	1,006	4,580	-	-	-	-	55	5,641
Provisions for dismantling	213	1	-	6	(219)	-	(1)	-
Other provisions	5,339	988	-	(5,181)	(15)	-	1,754	2,884
Total current	14,718	13,766	-	(7,654)	(338)	-	(1,423)	19,068

	Thousands of U.S. dollars
	12/31/2017	Additions	Additions from business combination (Note 5)	Payments	Reversal	Transfers	Translation differences	12/31/2018
Non-current
Provisions for liabilities	30,810	22,074	-	(7,665)	(16,135)	(81)	(4,466)	24,537
Provisions for taxes	19,833	6,185	-	(243)	(6,354)	82	(2,632)	16,871
Provisions for dismantling	9,249	994	-	(1)	(174)	(383)	(1,255)	8,430
Other provisions	1,294	371	-	(151)	(1,044)	(1)	867	1,336
Total non-current	61,186	29,624	-	(8,060)	(23,707)	(383)	(7,486)	51,174

Current
Provisions for liabilities	10,543	4,015	-	(2,139)	(479)	-	(2,920)	9,020
Provisions for taxes	5,641	-	-	-	(2,959)	-	(227)	2,455
Provisions for dismantling	-	19	-	-	(312)	383	(30)	60
Other provisions	2,884	6,925	-	(65)	(2,002)	-	(185)	7,515
Total current	19,068	10,959	-	(2,204)	(5,752)	383	(3,362)	19,050

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 42,217 thousand U.S. dollars and 45,684 thousand U.S. dollars as of December 31, 2017 and 2018, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 4,407 thousand U.S. dollars and 3,320 thousand U.S. dollars as of December 31, 2017 and 2018, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of December 31, 2018, lawsuits still before the courts as follow:

Brazil

At December 31, 2018, Atento Brasil was involved in approximately 11,486 labor-related disputes (14,750 labor disputes as of December 31, 2017), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 46,797 thousand U.S. dollars (162,701 thousand U.S. dollars on December 31, 2017).

In addition, at December 31, 2018, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 337 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of December 31, 2018, Atento Brasil was party to 15 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 21,469 thousand Brazilian Reais (5,541 thousand U.S. dollars), of which 775 thousand US Dollars relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2018, Atento Brasil S.A. has 7 civil lawsuits ongoing for various reasons (8 on December 31, 2017) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is approximately 5,558 thousand U.S. dollars (5,953 thousand U.S. dollars on December 31, 2017).

In addition, at December 31, 2018, Atento Brasil S.A. has 30 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 on December 31, 2017). The total amount of these claims is approximately 39,498 thousand U.S. dollars (59,445 thousand U.S. dollars on December 31, 2017). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of December 31, 2018, there are tax authorities disputes belonging to the company CBCC totaling 1,470 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

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

Thus, the Company considered the new modulation projection of the IPCA-E in labor, and this, the external opinion of our lawyers also considering as “possible” the probability of loss in an eventual dispute. The amount involved in the period from March 25, 2015 to November 10, 2017 is approximately 1,184 thousand U.S. dollars.

Additionally in March 2018, Atento Brasil S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ)  and Social Contribution on Net Income (CSLL)  for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by the Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.  The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105.3 million of US dollars and was assessed by the Company’s outside legal counsel as possible loss.  We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.  Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions were recognized regarding these proceedings

On December 31, 2018, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the approximate amount of 45 thousand U.S. dollars.

On December 31, 2018, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the approximate amount of 450 thousand U.S. dollars.

Additionally, there are other contingencies which are classified as possible by the Company amounting to 4,993 thousand U.S. dollars.

Spain

At December 31, 2018, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 665 thousand U.S. dollars.

Mexico

At December 31, 2018, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 10,144 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 6,629 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 3,515 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the risk qualified so far as “remote” becomes now “possible” being this contingency estimated amount of approximately 1,326 thousand U.S. dollars at December 31, 2018 (2,454 thousand U.S. dollars on December 31, 2017). A formal appeal has been filed at the National Supreme Court of Justice.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the years ended December 31, 2016, 2017 and 2018 is as follow:

	Thousands of U.S. dollars
	2016(*)	2017	2018
Revenue
Services rendered	1,757,498	1,921,311	1,818,180
Total	1,757,498	1,921,311	1,818,180
(*) Exclude discontinued operations - Morocco.

b) Other operating income

Details of other operating income for the years ended December 31, 2016, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2016(*)	2017	2018
Other operating income
Other operating income (a)	3,991	5,755	15,686
Grants	673	860	1,000
Income from indemnities and other non-recurring income	872	939	42
Gain on disposal of data center	0	0	2,265
Gains on disposal of non-current assets	344	8,883	384
Total	5,880	16,437	19,377
(*) Exclude discontinued operations - Morocco.

a)       Includes $ 8.7 milion of partial insurance indemnity in Puerto Rico as a result of impacts from the natural disasters in the country.

c) Supplies

Details of amounts recognized under “Supplies” during the years ended December 31, 2016, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Supplies
Subcontracted services	29,940	26,885	10,630
Infrastructure leases (Note 25b)	3,376	11,889	13,856
Purchases of materials	986	628	2,919
Communications	24,929	25,003	19,460
Expenses with labor unions	1,204	1,156	1,051
Other	5,163	9,338	22,900
Total	65,598	74,899	70,816
(*) Exclude discontinued operations - Morocco.

d) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the years ended December 31, 2016, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2016(*)	2017	2018
Employee benefit expenses
Salaries and wages	1,014,830	1,076,810	1,024,094
Social security	120,923	131,524	130,161
Supplementary pension contributions	2,848	2,861	2,840
Termination benefits	34,654	33,744	26,510
Other welfare costs	136,646	184,137	181,576
Total	1,309,901	1,429,076	1,365,181
(*) Exclude discontinued operations - Morocco.

e) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2016, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Depreciation and amortization
Intangible assets (Note 6)	50,916	55,195	58,679
Property, plant and equipment (Note 9)	46,448	49,226	36,566
Total	97,364	104,421	95,245
(*) Exclude discontinued operations - Morocco.

f) Other operating expenses

The breakdown of “Other operating expenses” for the years ended December 31, 2016, 2017 and 2018 is as follow:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Other operating expenses
Services provided by third parties	193,213	202,146	202,543
Losses on disposal of fixed assets	1,432	12,989	817
Taxes other than income tax	7,491	13,580	10,038
Other management expenses (*)	11,879	7,933	2,560
Total	214,015	236,648	215,958
(*) Exclude discontinued operations - Morocco.

Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Services provided by third parties
Leases (Note 25b)	63,014	66,923	67,902
Installation and maintenance	24,237	22,799	24,290
Lawyers and law firms	5,198	6,887	7,743
Tax advisory services	302	467	179
Consultants	8,056	8,578	8,372
Audits and other related services	2,493	2,677	1,576
Studies and work performed	76	7	65
Other external professional services	40,669	45,955	43,404
Publicity, advertising and public relations	6,089	5,458	5,332
Insurance premiums	207	636	548
Travel expenses	6,047	6,288	6,979
Utilities	28,743	27,392	27,142
Banking and similar services	1,006	1,391	1,771
Other	7,076	6,688	7,240
TOTAL	193,213	202,146	202,543
(*) Exclude discontinued operations - Morocco.

The amounts recognized under “Consultants” and “Other external professional services” for the years ended December 31, 2016, 2017 and 2018 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

g) Net finance expense

The breakdown of “Finance income” and “Finance costs” for the years ended December 31, 2016, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Finance income
Interest from third parties and hyperinflationary adjustment in Argentina (a)	7,188	7,858	18,843
Total finance income	7,188	7,858	18,843
Finance costs
Interest accrued to third parties (b)	(75,090)	(71,404)	(43,351)
Discounts to the present value of provisions and other liabilities(**)	15,939	(6,741)	(2,261)
Total finance costs	(59,151)	(78,145)	(45,612)
(*) Exclude discontinued operations - Morocco.
(**) The year ended December 31, 2016 contains the impacts of the CVI termination. The interest reversal of 19,936 thousand U.S. dollars was recognized in "Finance costs".

a) Contain a positive impact of $ 10,700 thousand of U.S dollars due to the application of the IAS29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 01, 2012, from the acquisition of the customer relationship management (CRM) business from Telefônica S.A

b) The decrease in finance costs was driven by lower interest expenses from the debt refinancing program concluded in August 2017, combined with a negative effect in the year ended December 31, 2017 of $19.0 million related to the debt refinancing.

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2016
	Gains	Losses	Net
Fair value of financial instruments	675	-	675
Fair value of financial instruments	675	-	675
Foreign exchange gains/(losses)
Loans and receivables	868	(12,200)	(11,332)
Other financial transactions	12,381	(45,784)	(33,403)
Current transactions	18,996	(30,755)	(11,759)
Total	32,245	(88,739)	(56,494)
(*) Exclude discontinued operations - Morocco.

Thousands of U.S. dollars	2017
	Gains	Losses	Net
Fair value of financial instruments	230		230
Fair value of financial instruments	230	-	230
Foreign exchange gains/(losses)
Loans and receivables	38,220	(57,187)	(18,967)
Other financial transactions	16,407	(14,405)	2,002
Current transactions	8,969	(15,431)	(6,462)
Total	63,596	(87,023)	(23,427)

Thousands of U.S. dollars	2018
	Gains	Losses	Net
Fair value of financial instruments	179	-	179
Fair value of financial instruments	179	-	179
Foreign exchange gains/(losses)
Loans and receivables	2,928	(433)	2,495
Other financial transactions	19,253	(29,786)	(10,533)
Current transactions	43,845	(64,822)	(20,977)
Total	66,026	(95,041)	(29,015)

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

The CEO considers the business from the geographical perspective in the following areas:

•    EMEA, which combines the activities carried out regionally in Spain and Morocco (which was discontinued in 2016).

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

The following tables present financial information for the Atento Group’s operating segments for the years ended December 31, 2016, 2017 and 2018 (in thousand U.S. dollars):

For the year ended December 31, 2016
	Thousands of U.S. dollars
	EMEA (*)	Americas		Brazil		Other and eliminations		Total Group

Sales to other companies	72,750	394,961		542,953		1		1,010,665
Sales to Telefónica Group	151,176	322,237		273,420		-		746,833
Sales to other group companies	4	1,718		-		(1,722)		-
Other operating income and expense	(220,645)	(596,963)		(717,683)		(8,497)		(1,543,788)
EBITDA	3,285	121,953		98,690		(10,218)		213,710
Depreciation and amortization	(10,712)	(33,757)		(52,356)		(539)		(97,364)
Operating profit/(loss)	(7,427)	88,196		46,334		(10,757)		116,346
Net finance expense	(12,319)	(31,092)		(40,074)		(24,297)		(107,782)
Income tax	4,933	(15,823)		(3,070)		8,753		(5,207)
Profit/(loss) from continuing operations	(14,813)	41,281		3,190		(26,301)		3,357
Profit/(loss) from discontinued operations	(3,206)	-		-		-		(3,206)
Profit/(loss) for the year	(18,019)	41,281		3,190		(26,301)		151
EBITDA	3,285	121,953		98,690		(10,218)		213,710
Restructuring costs	10,390	10,562		10,994		1,700		33,646
Site relocation costs	18	168		9,137		-		9,323
Asset impairments and Other	2,709	(40,668)		2,131		1,011		(34,817)
Adjusted EBITDA (unaudited)	16,402	92,015	-	120,952	-	(7,507)	-	221,862
Capital expenditure	2,124	23,042		23,000		-		48,166
Intangible, Goodwill and PP&E	48,342	189,036		298,920		1,540		537,838
Allocated assets	396,298	558,657		677,794		(255,131)		1,377,618
Allocated liabilities	272,082	259,352		490,172		(74,191)		947,415

(*) Exclude discontinued operations - Morocco.

For the year ended December 31, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	80,020	435,195	652,696	-	1,167,911
Sales to Telefónica Group	143,424	317,849	292,110	(1)	753,382
Sales to other group companies	1	4,997	-	(4,980)	18
Other operating income and expense	(215,860)	(688,949)	(832,377)	12,745	(1,724,441)
EBITDA	7,585	69,092	112,429	7,764	196,870
Depreciation and amortization	(9,340)	(37,640)	(56,908)	(533)	(104,421)
Operating profit/(loss)	(1,755)	31,452	55,521	7,231	92,449
Net finance expense	(16,834)	(13,206)	(33,038)	(30,406)	(93,484)
Income tax	5,031	(9,667)	(8,822)	925	(12,533)
Profit/(loss) for the year	(13,558)	8,579	13,661	(22,250)	(13,568)
EBITDA	7,585	69,092	112,429	7,764	196,870
Restructuring costs	3,831	8,473	4,011	464	16,779
Other	115	4,208	119	2,875	7,317
Shared services expenses	3,259	1,734	8,155	(13,148)	-
Adjusted EBITDA (unaudited)	14,790	83,507	124,714	(2,045)	220,966
Capital expenditure	3,948	24,503	38,825	259	67,535
Intangible, Goodwill and PP&E	49,101	178,485	306,672	1,185	535,443
Allocated assets	401,332	603,770	677,149	(351,946)	1,330,305
Allocated liabilities	126,575	280,575	499,670	45,646	952,466

For the year ended December 31, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	93,173	388,889	609,307	(1)	1,091,368
Sales to Telefónica Group	147,686	293,945	266,596	-	708,227
Sales to other group companies	-	25,910	1,756	(9,082)	18,584
Other operating income and expense	(228,591)	(652,531)	(794,148)	41,843	(1,633,427)
EBITDA	12,268	56,213	83,511	32,760	184,752
Depreciation and amortization	(9,733)	(34,683)	(50,376)	(453)	(95,245)
Operating profit/(loss)	2,535	21,530	33,135	32,307	89,507
Net finance expense	(1,620)	(5,536)	(30,309)	(18,140)	(55,605)
Income tax	(893)	(2,054)	(1,422)	(9,046)	(13,415)
Profit/(loss) for the year	22	13,940	1,404	5,121	20,487
EBITDA	12,268	56,213	83,511	32,760	184,752
Adjusted EBITDA (unaudited)	12,268	56,213	83,511	32,760	184,752
Capital expenditure	6,192	41,466	42,226	1	89,885
Intangible, Goodwill and PP&E	42,766	195,369	251,520	476	490,131
Allocated assets	394,325	557,695	595,807	(334,475)	1,213,352
Allocated liabilities	122,784	254,150	437,200	59,126	873,260

"Other and eliminations" includes activities of the intermediate holdings in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the year ended December 31,
	2016	2017	2018
Country
Spain	223,956	223,445	240,859
Other and eliminations (*)	(25)	(1)	-
EMEA	223,931	223,444	240,859

Argentina	119,589	142,473	134,557
Chile	80,106	97,196	112,679
Colombia	61,042	75,373	71,219
El Salvador	16,741	12,527	14,260
United States	36,968	48,341	50,001
Guatemala	15,771	16,732	16,195
Mexico	199,634	178,537	177,595
Peru	151,755	151,681	136,266
Puerto Rico	14,629	10,156	9,439
Uruguay	3,475	3,184	2,866
Panama	4,990	4,466	4,095
Other and eliminations (*)	14,217	17,375	(20,428)
Americas	718,917	758,041	708,744
Brazil	816,373	944,806	877,661
Other and eliminations (*)	(1,723)	(4,980)	(9,084)
Total revenue	1,757,498	1,921,311	1,818,180

The Atento Group signed a framework contract with Telefónica that expires on December 31, 2021. In 2018,  39.0% of service revenue were generated from business with Telefónica Group companies (39.2% in 2017 and 42.5% in 2016).

24) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profits/(losses) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Result attributable to equity owners of the Company
Atento's profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	3,357	(13,568)	20,486
Atento’s loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars)	(3,206)	-	-
Weigthed average number of ordinary shares	73,816,933	73,909,056	73,841,447
Basic earnings/(loss) per share from continuing operations (in U.S. dollars)	0.05	(0.18)	0.28
Basic loss per share from discontinued operations (in U.S. dollars)	(0.04)	-	-

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted earnings per share attributable to common stockholders is the same.

	Thousands of U.S. dollars
	2016 (*)	2017	2018
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars) (1)	3,357	(13,568)	20,486
Atento’s loss attributable to equity owners of the parent from discontinued operations (in thousands of U.S. dollars) (1)	(3,206)	-	-
Potential increase in number of ordinary shares outstanding in respect of share-based plan	272,791	-	936,616
Adjusted weighted average number of ordinary shares	74,089,724	73,909,056	74,778,063
Diluted earnings/(loss) per share from continuing operations (in U.S. dollars)	0.05	(0.18)	0.28
Diluted loss per share from discontinued operations (in U.S. dollars)	(0.04)	-	-

(*) Exclude discontinued operations – Morocco.

(1) As of December 31, 2017, potential ordinary shares of 1,090,060, relating to the stock option plan were excluded from the calculation of diluted loss per share as the loss in 2017 is anti-dilutive.

25) COMMITMENTS

a) Guarantees

As of December 31, 2017 and 2018, the Atento Group has guarantees to third parties of 322,233 thousand U.S. dollars, and 383,286 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2017 and 2018 are as follow:

	Thousands of U.S. dollars
	2017	2018
Guarantees
Financial, labor-related, tax and rental transactions	156,579	125,422
Contractual obligations	165,624	257,844
Other	30	20
Total	322,233	383,286

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

b) Operating leases

The breakdown of total minimum future lease payments under non-cancellable operating leases is as follow:

	Thousands of U.S. dollars
	2017	2018
Up to 1 year	63,178	41,217
Between 1 and 5 years	124,913	81,735
More than 5 years	52,021	30,376
Total	240,112	153,328

Total operating lease expenses recognized in the consolidated statements of operations for the year ended December 31, 2018 amount to 13,856 thousand U.S. dollars (11,889 thousand U.S. dollars in 2017 and 3,376 thousand U.S. dollars in 2016) under “Infrastructure leases” (see Note 22c) and 67,902 thousand U.S. dollars (66,923 thousand U.S. dollars in 2017 and 63,014 thousand U.S. dollars in 2016) under “Services provided by third parties” (see Note 22f).

No contingent payments on operating leases were recognized in the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest in 2028.

At December 31, 2018, the payment commitment for the early cancellation of these leases is 114,215 thousand U.S. dollars (137,684 thousand U.S. dollars in 2017 and 122,480 thousand U.S. dollars in 2016).

26) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group’s key management personnel in 2016, 2017 and 2018:

	Thousands of U.S. dollars
	2016	2017	2018
Salaries and variable remuneration	3,826	4,374	10,703
Salaries	3,826	3,303	9,524
Variable remuneration	0	1,071	1,179
Payment in kind	980	858	1,116
Medical insurance	117	138	206
Life insurance premiums	27	28	44
Other	836	692	866
Total	4,806	5,232	11,819

27. SUBSEQUENT EVENT

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

On January 04, 2019, the Company vested the total of 1,161,870 TRSUs.