Form 20-F
period 2019-12-31
Atento S.A.
filed 2020-04-17
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2019

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

1, rue Hildegard Von Bingen, L-1282, Luxembourg

Grand Duchy of Luxembourg

 (Address of principal executive offices)

José Antonio de Sousa Azevedo, Chief Financial Officer

Address: Rua Professor Manoelito de Ornellas, 303, 1º andar, Condomínio Nova São Paulo, 04719-040, São Paulo, Brasil

Telephone No.: +55 (11) 3779-0881

e-mail: investor.relations@atento.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	ATTO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

75,406,357 ordinary shares

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files).

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth copany ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil, now holding 100% of the company's shares.

On May 17, 2019, the Company acquired the minority interest corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

On June 23, 2019, Contact US Teleservices, Inc. signed with Keepcon a first amendment to the Put&Call option agreement. In addition to this, Atento Brasil, also signed an Offer Letter with Keepcon on October 29, 2019, for the provision of certain monitoring and classification services on processes of social media and other channels, through out 36 months as from the date of its signature.

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

On April 4, 2019 Atento Luxco 1 S.A., a wholly-owned subsidiary of Atento S.A., closed an offering of an additional US$100 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 in a private placement transaction. The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.

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

	2015		2016		2017		2018		2019
	Average	December 31	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.93	0.92	0.90	0.95	0.89	0.83	0.85	0.87	0.89	0.89
Brazil (BRL)	3.34	3.90	3.48	3.26	3.19	3.31	3.65	3.87	3.94	4.03
Mexico (MXN)	15.88	17.25	18.69	20.62	18.92	19.66	19.24	19.65	19.25	18.86
Colombia (COP)	2,745.55	3,153.54	3,054.33	3,000.71	2,951.28	2,984.00	2,955.34	3,249.75	3,281.35	3,277.14
Chile (CLP)	654.76	710.16	676.73	667.29	648.86	615.22	641.38	695.69	702.77	744.62
Peru (PEN)	3.19	3.41	3.38	3.36	3.26	3.25	3.29	3.38	3.34	3.32
Argentina (ARS)	9.26	13.04	14.78	15.89	16.56	18.65	28.12	37.70	48.22	59.89

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Atento’s Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our financial reporting periods presented in the table below reflects the consolidated results of operations of Atento, as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

Selected Consolidated Other Financial Information

	As of and for the year ended December 31,
($ in millions other than share and per share data)	2015 (*)	2016 (*)	2017	2018	2019
Revenue	1,949.9	1,757.5	1,921.3	1,818.2	1,707.3
Operating profit/(loss)	121.8	116.4	92.4	89.5	12.6
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	20.5	(80.7)
Loss from discontinued operations	(3.1)	(3.2)	-	-	-
Profit/(loss) for the year	49.1	0.2	(13.6)	20.5	(80.7)
Earnings/(loss) per share-basic from continuing operations	0.71	0.05	(0.23)	0.25	(1.12)
Loss per share-basic from discontinued operations	(0.04)	(0.04)	-	-	-
Earnings/(loss) per share-diluted from continuing operations	0.70	0.05	(0.23)	0.25	(1.12)
Loss per share-diluted from discontinued operations	(0.04)	(0.04)	-	-	-
Dividends declared per share	-	-	0.33	-	-
Number of shares	73,751,131	73,909,056	73,909,056	75,070,926	75,406,357
Weighted average number of shares outstanding-basic	73,648,760	73,816,933	73,909,056	73,841,447	72,622,844
Weighted average number of shares outstanding-diluted	74,674,967	74,089,724	73,909,056	74,778,062	72,622,844
Balance sheet data:
Total assets	1,378.4	1,377.6	1,330.3	1,213.4	1,304.6
Equity	397.8	430.2	377.8	340.1	207.0
Capital stock	0.048	0.048	0.048	0.049	0.049
(*) Exclude discontinued operations - Morocco.

Summary Consolidated Historical Financial Information

	As of and for the year ended December 31,				Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change	Change excluding FX (%)
($ in millions)	2015 (*)	2016 (*)	2017	2018			2019	(%)

Revenue	1,949.9	1,757.5	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Loss from discontinued operations	(3.1)	(3.2)	-	-	N.M.	N.M.	-	N.M.	N.M.
Profit/(loss) for the year	49.1	0.2	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
EBITDA (1)	223.3	213.7	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (1)	249.7	221.9	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)
Adjusted Earnings (2)	77.9	48.2	58.4	59.1	1.1	42.7	(23.2)	(139.2)	(149.2)
Adjusted Earnings per share (in U.S. dollars) (3)	1.06	0.65	0.79	0.80	0.9	42.9	(0.32)	(139.9)	(147.4)
Adjusted Earnings attributable to Owners of the parent (2)	77.9	48.1	55.2	57.2	3.6	24.5	(23.9)	N.M.	(128.7)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	1.06	0.65	0.75	0.77	3.7	24.6	(0.32)	N.M.	(128.7)
Capital Expenditure (4)	(121.2)	(48.2)	(67.5)	(89.9)	33.2	N.M.	(66.3)	(26.3)	(20.5)
Total Debt	575.6	534.9	486.3	459.8	(5.4)	(9.1)	720.6	56.7	57.5
Cash and cash equivalents	184.0	194.0	141.8	133.5	(5.8)	5.0	124.7	(6.6)	(3.5)
Net debt with third parties (5)	391.6	340.9	344.5	326.2	(5.3)	(6.0)	595.9	82.7	81.5
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

(3)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,648,760, 73,816,933, 73,909,056, 73,841,447 and 72,622,844 as of December 31, 2015, 2016, 2017, 2018 and2019, respectively.

(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.
(5)

Impact in December 31, 2019 due to the application of IFRS 16 (former operating lease not related to short-term or low-value leases are now shown as debt) was $162.0 million.

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

Cash Flow Selected Data:

	For the year ended December 31,
($ in millions)	2015	2016	2017	2018	2019
Cash flows from operating activities	37.0	141.9	114.5	81.2	46.5
Cash flows used in investing activities	(67.2)	(75.1)	(90.9)	(41.2)	(55.9)
Cash flows provided by/(used in) financing activities	36.6	(62.7)	(84.3)	(33.7)	5.0
Net increase/(decrease) in cash and cash equivalents	6.4	4.2	(60.8)	6.3	(4.4)
Effect of changes in exchange rates	(33.8)	5.8	8.6	(14.5)	(4.5)
Cash and cash equivalents at beginning of period	211.4	184.0	194.0	141.8	133.5
Cash and cash equivalents at end of period	184.0	194.0	141.8	133.5	124.7

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,
($ in millions)	2015 (*)	2016 (*)	2017	2018	2019
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	20.5	(80.7)
Net finance expense (**)	46.4	107.8	93.5	55.6	57.1
Income tax expense (a)	23.2	5.2	12.5	13.4	36.2
Depreciation and amortization	101.5	97.3	104.4	95.2	140.8
EBITDA (non-GAAP) (unaudited) (***)	223.3	213.7	196.9	184.8	153.4
Acquisition and integration related costs (b)	0.1	-	-	-	-
Restructuring costs (c)	15.8	33.7	16.8	-	-
Site relocation costs (d)	3.4	9.3	-	-	-
Financing and IPO fees (e)	0.3	-	-	-	-
Contingent Value Instrument (f)	-	(41.7)	-	-	-
Asset impairments and Other (g)	6.8	6.9	7.3	-	-
Total non-recurring items (****)	26.4	8.2	24.1	-	-
Adjusted EBITDA (non-GAAP) (unaudited) (***)	249.7	221.9	221.0	184.8	153.4

(*)	Exclude discontinued operations – Morocco.
(**)	Net finance expense includes finance income, finance costs, changes in fair value of financial instruments and net foreign exchange loss.
(***)

For the year ended December 31, 2019, the EBITDA was positively impacted in $55.5 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the EBITDA was $96.9 million for the year ended December 31, 2019. Depreciation and finance costs were negatively impacted in $45.1 million and $18.1 million, respectively, due to the application of the IFRS 16. For the three months ended December 31, 2019, the EBITDA was positively impacted in $15.3 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the EBITDA was $4.4 million for the three months ended December 31, 2019. Depreciation and finance costs were negatively impacted in $12.8 million and $5.1 million, respectively, due to the application of the IFRS 16.

(a)

In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

(****)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(b)

Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(c)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(d)

Site relocation costs incurred for the years ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities. Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.

(e)	Financing and IPO fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.
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

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,
($ in millions)	2015 (*)	2016 (*)	2017	2018	2019

Profit/(loss) from continuing operations	52.2	3.4	(13.6)	20.5	(80.7)
Acquisition and integration related costs (a) (**)	0.1	-	-	-	-
Amortization of acquisition related intangible assets (b)	27.5	24.2	22.4	21.2	20.6
Restructuring costs (c) (**)	15.8	33.6	16.8	-	-
Site relocation costs (d) (**)	3.4	9.3	-	-	-
Financing and IPO fees (e) (**)	0.3	-	-	-	-
PECs interest expense (f)	-	-	-	-	-
Asset impairments and Other (g) (**)	6.8	6.9	7.3	-	-
DTA adjustment in Spain (h)	1.5	-	-	-	-
Change in fair value of financial instruments (i)	(17.5)	(0.7)	(0.2)	-	-
Net foreign exchange gain/(loss)	4.0	21.1	23.4	28.8	9.1
Contingent Value Instrument (j)	-	(26.2)	-	-	-
Financial non-recurring (k)	-	-	17.7	-	-
Depreciation non-recurring (l)	-	-	2.8	-	-
Tax effect (m)	(16.2)	(23.5)	(18.2)	(11.3)	27.7
Total of add-backs	25.7	44.7	72.0	38.7	57.5
Adjusted Earnings (non-GAAP) (unaudited)	77.9	48.2	58.4	59.1	(23.2)
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	1.06	0.65	0.79	0.80	(0.32)

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

(c)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

(d)

Site relocation costs incurred for the years ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities. Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.

(e)	Financing and IPO fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.
(f)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.
(g)

Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for the year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November 2017. In 2018 we did not have any oter non-recurring items.

(h)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.
(i)

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

(j)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI. The interest reversal of $19,9 million was recognize on “Finance Cost”.

(k)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

(l)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).

(m)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the year ended December 31, 2017, 2018 and 2019, the effective tax rate after moving non-recurring items is 34.5%, 30.5% and 57.4%, respectively.

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the year ended December 31, 2019, was negatively affected by $37.3 million.

(***)   Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,648,760, 73,816,933, 73,909,056, 73,841,447 and 72,622,844 as of December 31, 2015, 2016, 2017, 2018 and2019, respectively.

Reconciliation of total debt to net debt with third parties
	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016	2017	2018	2019
Debt:
Senior Secured Notes	301.7	303.3	398.3	400.0	501.9
Brazilian Debentures	168.1	156.6	21.1	14.7	-
BNDES	74.7	71.4	50.4	24.0	1.2
Contingent Value Instrument (1)	26.3	-	-	-	-
Lease Liabilities (2)	4.7	3.6	10.5	5.5	194.8
Other Borrowings	0.1	-	6.0	15.5	22.8
Total Debt	575.6	534.9	486.3	459.8	720.6
Cash and cash equivalents	(184.0)	(194.0)	(141.8)	(133.5)	(124.7)
Net debt with third parties (3) (unaudited)	391.6	340.9	344.5	326.2	595.9
Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	249.7	221.9	221.0	184.8	153.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.6x	1.6x	1.8x	3.9x

(1)     The CVI was terminated on November 8, 2016 as part of the Telefónica MSA renegotiation.

(2)     Consider the impact on December 31, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $187.9 million and $6.9 million of other financial leases.

(3)     In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, site relocation costs, financing fees, IPO costs, asset impairments and other items not related to our core results of operations. Excluding IFRS 16 effects, impairment of goodwill and extraordinary items, the Net Debt is $408.0 million and EBITDA LTM is $155.9 million, so leverage was 2.6x.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

External Risks

The CRM BPO market is very competitive.

Our industry is very competitive, and we expect competition to remain intense from a number of sources in the future. We believe the principal competitive factors in the markets in which we operate are industry expertise, service quality, price, and the ability to add value to a client’s business. We face competition primarily from other CRM BPO companies and IT services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our existing markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these existing and future competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address the needs of existing customers and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among CRM BPO competitors may result in new competitors with greater scale, a broader geographic footprint, better technologies and price efficiencies attractive to our clients and potential clients. Increased competition, our inability to compete successfully, and pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our revenue, operations and investments are in Latin America and we are therefore exposed to risks inherent in operating and investing in the region.

For the year ended December 31, 2019, we derived 38.7% of our revenue from the Americas and 48.5% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•

inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
•	the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;
•	certain governments may expropriate or nationalize assets or increase their participation in companies;
•	certain governments may impose burdensome regulations, taxes or tariffs;
•	political changes may lead to changes in the business environments in which we operate; and
•	economic downturns, political instability, civil disturbances may negatively affect our operations, pandemics or disease outbreaks, such as the novel coronavirus (COVID-19 virus).

Any deterioration in global market and economic conditions, especially in Latin America, and, particularly in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2019. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or to economic downturns. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2019, 40.5% of our revenue was derived from clients in the telecommunications industry and 35.9% of our revenue was derived from clients in the financial services industry, including insurance. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 88.6%, 87.3% and 87.1% of our revenue respectively, for the years ended December 31, 2017, 2018 and 2019. In addition, key markets such as the telecommunications and financial services industries comprised 77.1% of our revenue for the year ended December 31, 2019.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,429.1 million in 2017, $1,365.2 million in 2018 and $1,301.0 million in 2019, or 74.4%, 75.1% and 76.2%, respectively, of our revenue in those periods.

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

Brazil has approved changes in the payroll exemption policy, which benefited most of the sectors. The modifications were made by Law 13,670, dated May 30, 2018. Taxation on the gross revenue of call center companies, with a 3% tax on gross revenue, was maintained.

For our economic activity, it is much more advantageous to collect an aliquot ranging from 1% to 4.5% on gross revenue, called Social Security Contribution on Gross Revenue (CPRB), as stipulated by the law, than to collect a 20% social security contribution on total payroll, as occurs with companies outside the tax exemption system.

The new law stipulates the end of taxation on gross revenue for all sectors as of December 31, 2020. When the law comes into effect, non-exempt companies will be required to collect a Social Security contribution of 20% of payroll. The new Brazilian Government, installed on the January 1, 2019, announced it is examining a new modification to the law, wishing to continue with the exemption of payroll for some sectors. We intend to monitor this situation.

Our operating results may fluctuate from one quarter to the next due to various factors including seasonality.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as: client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations or the onset of certain parts of the year, such as the summer vacation period in our geographically diverse markets and the year-end holiday season in Latin America, the business decisions of our clients regarding the use of our services, startup costs, delays or difficulties in expanding our operational facilities and infrastructure, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients.

We typically generate less revenue in the first quarter of the year, which is related of the fact that our clients and their customers generally spend less after the year-end holiday season. We have also found that our revenue increases in the last quarter of the year, particularly in November and December when our business benefits from the increased activity of our clients and their customers, who generally spend more money and are otherwise more active during the year-end holiday season. These seasonal effects also cause differences in revenue and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual results of operations.

In addition, the sales cycle for our services, typically from six to 12 months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements. Also, we recognize revenue only upon actual provision of the contracted services and when the criteria for recognition are met. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the startup costs required in building related infrastructure. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays.

Natural events, including pandemics or disease outbreaks, such as the novel coronavirus (COVID-19), wars, cyberattacks, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods, earthquakes and disease outbreaks), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession in our markets, which could have a material adverse effect on our business, financial condition, results of operations and prospects. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

If we experience a temporary or permanent interruption in our operations at one or more of our data or contact centers, through natural disaster, casualties, operating malfunction, cyberattack, terrorist attack, sabotage or other causes, we may be unable to provide the services we are contractually obligated to deliver. Failure to provide contracted services could result in contractual damages or clients’ termination or renegotiation of their contracts. The results of these incidents could include, but are not limited to, business interruption, disclosure of non-public information, decreased customer revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer confidence. Although we maintain internal controls to protect our company and our clients from events that could interrupt our delivery of services, there is no guarantee that such controls will be effective or that any interruption will not be prolonged. Any prolonged interruption in our ability to provide services to our clients for which our plans and precautions fail to adequately protect us could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2019, the majority of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and currency volatility in the past and Argentina is classified as a hyperinflationary economy. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and statements of operations and cash flows at average exchange rates for the year, except for Argentina. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2015, 2016, 2017, 2018 and 2019, these fluctuations had a significant effect on our results of operations.

In addition, future government action, including changes in interest rates and monetary policy or intervention in the currency exchange markets and other government actions to adjust the value of the local currency may trigger inflationary increases. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used for reporting purposes may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

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

For the years ended December 31, 2017, 2018 and 2019, revenue from our operations in Brazil accounted for 49.2%, 48.3% and 48.5% of our total revenue, respectively, and Adjusted EBITDA from our operations in Brazil accounted for 56.4%, 53.8% and 71.3% of our total Adjusted EBITDA, respectively (in each case, before holding company level revenue, expenses and consolidation adjustments).

Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, such as:

•	devaluations and other currency fluctuations;
•	inflation;
•	interest rates;

•	liquidity of domestic capital and lending markets;
•	energy shortages;
•	exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);
•	monetary policy;
•	minimum wage policy;
•	tax policy; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. Further, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy that could consequently affect our business, financial condition and results of operations. Further still, future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

The Brazilian government regularly implements changes to tax policies that may increase our and our clients’ tax burdens. These changes can include modifications in the rate of assessments, non-renewal of existing tax relief, such as the “Plano Brasil Maior” and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Because we derive a significant portion of our revenue, EBITDA and Adjusted EBITDA from our operations in Brazil, if the “Plano Brasil Maior” is not extended or not made permanent, it would have a significant negative impact on our total costs. Our inability to pass through such increase in costs to our customers would materially and adversely affect our results of operations. Furthermore, increases in our overall tax burden could negatively affect our overall financial performance and profitability.

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

In recent years, there has been considerable changes in the tax policy in Brazil, including tax increases that have impacted our business, and further changes have been proposed.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil, which could adversely affect our business, financial condition, results of operations and prospects.

Argentina has undergone significant political, social and economic instability in the past several years, and if such instability continues or worsens, our Argentine operations could be materially adversely affected.

In 2019, our operations in Argentina accounted for 5.8% of our revenue and 0.6% of our Adjusted EBITDA (in each case, before holding company level revenue and expenses and consolidation adjustments).

Political and Currency Risk. In 2015, the Argentine economy experienced a recession, as well as a political and social crisis, and a significant depreciation of the Argentine peso against major international currencies. Depending on the relative impact of other variables affecting our operations, including technological changes, inflation, gross domestic product (“GDP”) growth, and regulatory changes, the continued depreciation of the Argentine peso may have a negative impact on our business in Argentina. For example, in 2019, the Argentine peso depreciated approximately 37.1% against the U.S. dollar.

The country has been experiencing high inflation in recent years and there can be no assurance that Argentina will not experience another recession, higher inflation, devaluation, unemployment and social unrest in the future. In addition, the country’s sovereign debt crisis continues to unfold and the outcome thereof, including related litigation between Argentina and certain of its debt holders, remains uncertain. In case Argentina continues to be technically in default in its international debt it will not be possible for the new administration to get much needed international financing and its ability to perform infrastructure work, among other essential government activities, will be adversely affected.

Restrictions on Transfer of Funds. Argentina has a strict exchange control regulation by the BCRA, with the objective of avoiding the flight of foreign currency pressured by high external debts. In such a scenario, the government may further restrict, either directly or indirectly, the transfer of dividends from local companies to their foreign shareholders. Therefore, all external capital contributions will have important restrictions for their return. On the other hand, it is also not possible to use the cash flow from our operations in Argentina to finance our operating requirements in another country or to cancel our foreign debts.

In case of a new financial crisis, there can be no assurance that we will be able to finance our operations in Argentina.

In 2019, we recorded a $30.9 million impairment charge to goodwill in Argentina, related to the economic crisis and hyperinflation in that country at the time. There can be no assurance that our operations in Argentina will not become further impaired.

Our business depends in part on our capacity to invest in technology and these costs of technology and telecommunications services, which we rely on from third parties, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry in which we operate is subject to the periodic introduction of new technologies which often can enable us to service our clients more efficiently and cost effectively. Our business success is partly linked to our ability to recognize these new technological innovations from industry-leading providers of such technologies and to apply these technological innovations to our business. If we do not recognize the importance of new technologies to our business in a timely manner or are not committed to investing in and developing such new technologies and applying these to our business, our current products and services may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technologies. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technologies or a decision not to invest and develop such technologies that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

During 2018, Atento implemented in Spain the new obligations of the GDPR – Global Data Protection Regulation - through the review of our main processes relating to employees, clients and providers, working hand-in-hand with Information Security. This implementation has required:

•	re-definition of certain processes;
•	updating or drafting of new policies; and
•	renegotiation of many agreements with clients and providers to include the new provisions of the GDPR and to assign certain new responsibilities.
•	Also, staff training materials have been elaborated and GDRP training sessions have been given throughout different company sites.

Brazil has adopted in 2018, a General Data Protection Law (LGPD). The law will come into effect, after an 18-month adaptation period, in early 2020. At the moment, Atento Brazil is dedicated to the analysis and implementation of the new obligations and process that this regulation brings along. The LGPD has transversal and multi-sectoral applications, both in public and private sectors, online and offline. This law deals with the concept of personal data and lists the legal bases that authorize its use, basic rights of the data subject — such as right to access, exclusion of data, and to explanation of use - and the obligations and limits that should be applied to any entity that processes personal data.

Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients’ businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control, or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage insurance in force, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused from such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters, new legislation and actions by tax authorities may have an adverse effect on our operations, effective tax rate, financial condition, results of operations and prospects.

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

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such adverse determinations and changes in tax laws or regulations could increase our tax expenses, reducing our profitability and cash flows.

If we are unable to accurately predict our future tax liabilities or become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of several jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each of these jurisdictions. The United States adopted tax reform legislation commonly known as the Tax Cuts and Jobs Act, which will increase our effective income tax rate by imposing a new tax regime impacting our non-U.S. operations. The U.S. tax changes also provide flexibility related to repatriating non-U.S. earnings to the United States without additional U.S. taxation, and as a result, we have changed classification of certain earnings that were previously deemed to be permanently reinvested offshore and recorded deferred tax liabilities for the associated withholding taxes. Other changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the Tax Cuts and Jobs Act or other tax laws are implemented or interpreted, could further increase our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our results of operations and adversely affect our cash flows.

We are also subject to tax inspections, including with respect to transfer pricing, and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Prompted by Brazil’s current economic and political turmoil, the tax authorities have intensified the number of tax inspections. The judicial and administrative courts, for their part, have been extremely careful in ruling out tax liabilities. As a result, several tax issues are now on their agenda, including goodwill amortization expenses and corporate restructuring and tax planning, to name a few. Given this scenario, there are risks and uncertainties regarding the decisions taken by the Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, “CARF”), which could negatively impact the Brazil tax environment and consequently us.

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

We have significant global operations and face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19) first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, could have a material adverse effect on our business operations. These could include temporary closures of our facilities or the facilities of our customers (which may be mandated by local health or government authorities), a disruption of supply chain for our customers, the temporary suspension of operations by us or our customers, travel restrictions on our employees and other disruptions to our business. Additionally, because our revenues are, in part, tied to the revenues of our customers, any impact on the business or revenues of our customers may result in an impact on our own business or revenues. While the duration of business interruption from this outbreak and related financial impact cannot be reasonably estimated at this time, we expect that any disruption of our operations, or those of our customers, would likely impact our results of operations. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our services and likely impact our operating results and cash flows.

Internal Risks

Telefónica S.A., certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica S.A. and a few other major client groups. For the years ended December 31, 2017, 2018 and 2019, we generated 39.2%, 39.0% and 35.6%, respectively, of our revenue from the services provided to the Telefónica S.A. Our contracts with Telefónica S.A. companies in Brazil and Spain comprised 57.8%, 58.8% and 59.5%, respectively, of our revenue from the Telefónica S.A. for the years ended December 31, 2017, 2018 and 2019. Our 15 largest client groups (including the Telefónica S.A.) on a consolidated basis accounted for a total of 73.8% of our revenue for the year ended December 31, 2019.

We are party to a master services agreement (the “MSA”) with Telefónica S.A. for the provision of certain CRM BPO services to Telefónica S.A. companies which governs the services agreements entered with the Telefónica S.A. companies. As of December 31, 2019, 32 companies within the Telefónica S.A. were a party to 136 arm’s length contracts with us. While our service contracts with the Telefónica S.A. companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica S.A. companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica S.A. companies may be amended in a manner adverse to us or terminated early.

In addition, there can be no assurance that the volume of work to be performed by us for the various Telefónica S.A. companies will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive outsourcing provider for the Telefónica S.A. Consequently, our revenue or margins from the Telefónica S.A. may decrease in the future. A number of factors other than the price and quality of our work and the services we provide could result in the loss or reduction of business from Telefónica S.A. companies, including the impacts of adverse macro-economic conditions on Telefónica S.A.’s business, and we cannot predict the timing or occurrence of any such event. For example, a Telefónica S.A. company may demand price reductions, increased quality standards, change its CRM BPO strategy, or under certain circumstances transfer some or all the work and services we currently provide to Telefónica S.A. in-house.

The loss of a significant part of our revenue derived from these clients, particularly the Telefónica S.A., as a result of the occurrence of one or more of the above events would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain our pricing and/or control costs.

Our profit margins, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services and/or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will decline. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes for service volume of new clients to ramp up, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will grow at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period without corresponding growth in our revenue.

Our success depends on our key employees.

Our success depends on the continued service and performance of our executive officers and other key personnel in each of our business units and corporate sites. There is competition for experienced senior management and personnel with expertise in the CRM BPO industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. Although we have entered into employment contracts with our executive officers, it may not be possible to require specific performance under a contract for personal services, and in any event, these agreements do not ensure the continued service of these executive officers. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 75.8% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and reputation.

For Atento Argentina, the recent Resolution n° 810 issued by the Ministry of Production and Labor, has extended the application of the Collective Labor Agreement 688/14 (related to the ATACC - Association of Argentine Workers of Contact Centers) to the city of Buenos Aires, Province of Buenos Aires, Buenos Aires, Tucumán, Chaco, San Luis, Mendoza and Salta. Since this administrative action is considered legitimate and taking into account that Atento has not been notified of any measure (administrative or judicial) ordering the suspension of the effects of Resolution n° 810, the staff of Atento Argentina SA will no longer be governed by CCT 130/75 (corresponding to the Commerce Employees Union) and will be governed by CCT 688/14.

Rapid growth may make it difficult for us to maintain our internal operational and financial systems.

Since our foundation in 1999, and particularly from 2004 onwards, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 92,264 as of December 31, 2017 to 92,271 as of December 31, 2018 and increased to 92,572 as of December 31, 2019. The average number of employees (excluding internships) increased from 151,817 for the year ended December 31, 2017 to 153,038 for the year ended December 31, 2018 and decreased to 149,129 for the year ended December 31, 2019.

To manage growth effectively, we must recruit new employees and implement improved operational systems, procedures and internal controls on a timely basis. In addition, we need to update our existing internal accounting, financial and cost control systems to ensure we can access all necessary financial information. If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts, or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any inability to control such growth or update our systems could materially adversely affect our business, financial condition, results of operations and prospects.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

The CRM BPO industry is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the evolving requirements of our clients. Similar to our competitors in this industry, we incur significant startup costs related to investments in infrastructure to provide our services and to the hiring and training of employees, such expenses being historically incurred before revenue is generated.

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2019, our average days sales outstanding (“DSO”) was approximately 69 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica S.A. must satisfy its payment obligations to us was extended. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

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

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help to sell to their end-customers. If the services and products we provide to our clients experience technical difficulties, we may have a harder time selling these services and products to other clients, which may have an adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations could be adversely affected if we are unable to maintain effective internal controls.

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost-effective control system, misstatements due to error or fraud may occur and may not always be prevented or detected in a timely way. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are a party to a number of labor disputes related to our operations in Brazil, mainly to the reiterated jurisprudence in the labor courts in the absence of a law for outsourced activity. Nevertheless, a Labor Reform law was approved in the country in July 2017 (effective as from November 2017, 120 days after it was sanctioned), resulting in a new legal environment and which we expect to reduce the number of future labor claims.

Despite the probable positive effects of this new legal environment, Atento has been named in numerous labor-related disputes initiated by Atento’s employees or former employees for various reasons, including dismissals or claims concerning employment conditions, in general, our internal structuring, reorganizations and operational shutdowns. In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings, including, among other matters, daily and general work routines, overtime rules, health and safety in the workplace, and commercial claims. The estimated amount involved in these claims total $88.3 million, of which $20.3 million have been classified as probable, $44.3 million classified as possible and $23.6 million classified as remote, based on inputs from external and internal advisors as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $38.8 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our past experience with these types of claims, as of December 31, 2019, we have recognized $20.3 million of provisions. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2019, we had total indebtedness of $720.6 million. Our level of indebtedness may have significant negative effects on our future operations, including:

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

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, several of our financing arrangements contain a number of covenants and restrictions, including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

Control by Bain Capital could adversely affect our other shareholders.

Bain Capital controls Topco and PikCo, and owns, directly or indirectly, approximately 64.34% of our ordinary shares. Bain Capital has a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

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

The stock market can be highly volatile. As a result, the market price of our ordinary shares may be volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others, such as:

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

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividend pay-outs in line with industry peers and practices. The declaration and payment of any interim dividends is subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and, accordingly, is subject to change at any time.

Future equity issuances may dilute the holdings of ordinary shareholders and could materially affect the market price of our ordinary shares.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share. Future sales of substantial amounts of our ordinary shares in the public market, whether by us or by our existing shareholders, or the perception that sales could occur, may adversely affect the market price of our shares, which could decline significantly.

Cyberattacks and operational frauds, including unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

There are risks related to losing clients, reputational harm and increases of global insurance policy premiums due operational frauds. Atento delivers its services to its clients through a complex technological platform that integrates many aspects of information technology, including powerful telephonic, hardware and software. The Company ensures that requisite security and insurance coverage are applied in the context of its activities. The Company requests that each subsidiary adhere to internal data security and protection standards, as well as to international security and quality standards, however in our regular course of business Atento operates client systems that might not comply with our Company’s IT Security rules.

While we take actions to improve our controls, it is possible that our technology controls over our client’s operations and other practices we follow may not prevent fraud whithin our platforms. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Failure of security controls related to client or customer information and data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continuous to grow, the potential risk of security breaches and cyberattacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business. In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, gains unauthorized access or penetrates our network security or otherwise mismanages or misappropriates sensitive data or violates our established data and information security controls, we could be subject to significant liability with our clients or their customers for breaching contractual confidentiality provisions or privacy laws, including legal proceedings, monitory damages, significant remediation costs and regulatory enforcement actions. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the course of preparing our consolidated financial statements, we identified material weaknesses and other deficiencies in our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were not effective at December 31, 2019. We did not maintain sufficient controls over financial reporting processes due to specifically to the lack of internal controls ensuring that lease agreements were registered in accordance with the new IFRS16 guidelines to ensure that the consolidated financial statements were prepared in compliance with International Financial Reporting Standards and SEC rules and requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.  For more information, see “Item 15—Controls and Procedures.”

As of the date of this Annual Report, the process of designing, implementing and validating remedial measures related to the material weakness is ongoing. If our efforts to remediate this material weakness are not successful, we may be unable to report our results of operations accurately and make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

Continuity and Reputation Risks

We may fail to attract and retain sufficiently trained employees at our service delivery centers to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The CRM BPO industry relies on large numbers of trained employees at service centers, and our success depends to a significant extent on our ability to attract, hire, train and retain employees. The CRM BPO industry, including us, experiences high employee turnover. On average in the year ended December 31, 2019, we experienced monthly turnover rates around 6.4% of our overall operations personnel (we include both permanent and temporary employees, counting each from his or her first day of employment with us), requiring us to continuously hire and train new employees, particularly in Latin America, where there is significant competition for trained employees with the skills necessary to perform the services we offer to our clients. In addition, we compete for employees, within our industry as well as with companies in other industries and in many locations where we operate there is a limited number of properly trained employees. Increased competition for these employees, in the CRM BPO industry or otherwise, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our profit margins.

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

None of our current agreements with our clients prevent them from competing with us in our CRM BPO business and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to provide CRM BPO services similar to those we provide. Some clients conduct CRM BPO services for other parts of their own businesses and for third parties. Any decision by our key clients to enter into or further expand their CRM BPO business activities in the future could cause us to lose valuable clients and suppliers and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, we have based our strategy of future growth on certain assumptions regarding our industry, legal framework, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could be reversed by factors beyond our control, including negative perceptions of outsourcing activities or government regulations against outsourcing activities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in Brazil. The introduction of such laws and regulations or a change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

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

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and their customers. Failure to consistently meet service requirements of a customer or errors made by our employees in the course of delivering services to customers could disrupt our client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, would result in lower payments to us. We also enter into variable pricing arrangements with certain clients and the quality of services provided may be a component of the calculation of the total amounts received from such clients under these arrangements.

In addition, in connection with our service contracts, certain representations may be made, including representations relating to the quality of our services, the ability of our employees and our project management techniques. A failure or inability to meet these requirements or a breach of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Consolidation of existing and potential users of CRM BPO services may decrease the number of clients who contract our services. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation would result in reduced net revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key clients have significant leverage over our business relationships, upon which we are dependent.

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica S.A. companies) for the year ended December 31, 2019 represented 73.8% of our revenue. Excluding revenue generated from the Telefónica S.A., our next 15 largest client groups for the year ended December 31, 2019 represented in aggregate 39.3% of our revenue. In addition, a contract termination or significant reduction in the services contracted with us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The company's performance in Brazil was strengthened by the creation of a legal framework for outsourcing activities, embodied by a specific law for the sector and that allows outsourcing activity indistinctly. Likewise, the Federal Supreme Court decided that for the period prior to the creation of this legal framework, the indistinct outsourcing activity was authorized by the Federal Constitution.

This set of factors has changed the perspectives that had existed until then due to decisions that were contrary to outsourcing by the Labor Courts, had a favorable impact on our business, including financial conditions, results of operations and prospects for business expansion.

With the new law regulating outsourcing as of March 31, 2017, the National Congress in Brazil approved a law, sanctioned by the president of the Republic, making all outsourced labor relations possible and considering legal any kind of outsourcing activities that are intermediate and/or essential for the outsourcing company. Despite some disputes initiated by the major trade unions and the Public Labor Ministry, to date no motion that suspend the new law has been granted by Brazil’s higher courts and so, presently, this new law has decreased the risk of an unfavorable labor ruling that the subsidiary Atento Brasil S.A. would otherwise face. Thus, outsourcing as of March 31, 2017 has gained a legal framework that has brought stability to our business sector. However, there remains a legal decision regarding outsourcing, in a case introduced before March 31, 2017.

Before March 31, 2017, there was no specific legislation in Brazil related to outsourcing, which had been regulated by an interpretation of the Labor Justice department and enshrined in the Supreme Labor Court’s Summary 331 (Tribunal Superior do Trabalho – TST), which established that the outsourcing of intermediate activities of a company was legal while the outsourcing of essential activities was illegal. Under Brazilian law, a summary is an entry that registers a standardized interpretation, adopted by a Court, of a specific labor matter, based on the prior judgment of similar cases, with the dual purpose of making public the jurisprudence for society and promoting uniformity between court decisions.

In this sense, at the end of 2018, when taking into account the merit of processes ADPF 324 and RE 958252 at August 30, 2018 (outsourcing in general and outsourcing in the telecommunications sector, respectively), the Federal Court of Justice (Superior Tribunal Federal – STF) ruled that Jurisprudence Guideline 331 of the Superior Labor Court (TST) was canceled and outsourcing was considered a constitutional matter and permitted in Brazil under the country’s 1988 Constitution. Atento awaits the publication of the rules under the decision so that its effects are modulated with regard to the legal processes that had been based on TST's Summary 331. With this decision based on merit, such interpretation of the STF is a binding precedent that must be adhered to by all lower courts in the country.

Presently, outsourcing in Brazil is considered lawful for all stages of the production process, and thus, in a decision of broad repercussions, it was stated that, “It is possible to outsource or use any other form of division of labor between different legal entities, regardless the corporate purpose of the companies involved”.

 Thus, in relation to the risk of an outsourced activity, only the possibility of unlawful outsourcing remains, based on the country's ordinary labor legislation, in cases where the service provider receives direct or indirect orders from the contracting company. If the requirements of the employment relationship are fulfilled, there is a possibility of recognition of the employment relationship with the contracting company, with subsidiary responsibility of the call center company.

We may seek to acquire suitable companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

While we have grown almost exclusively organically, we may in the future pursue transactions, including acquisitions of complementary businesses, to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from acquisition related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of an acquisition. This includes regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expenses in the future. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations and may not obtain the profitability we expect from such acquisitions. Any such risks related to future acquisitions could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

As a foreign private issuer, we are permitted to, and rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares.

The New York Stock Exchange listing rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phase-in periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the New York Stock Exchange listing rules, or they may decide that it is in our interest not to have a Compensation Committee or Nominating and Corporate Governance Committee, or have such committees governed by practices that would not comply with New York Stock Exchange listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the New York Stock Exchange listing rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the New York Stock Exchange listing rules.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the U.S. Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our shares being less attractive to investors.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Based on the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a “U.S. Holder” (a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust that holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

Future sales of our ordinary shares, or the perception in the public markets that these sales may or may not occur, could impact our share price.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 75.4 million ordinary shares outstanding as of December 31, 2019.

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

The result of the impairment test performed for the year ended December 31, 2019 was an impairment charge of $30.9 million of the goodwill related to Argentina subsidiary, triggered by the Macroeconomic crisis and hyperinflation in the country.

Although no indications of other goodwill and deferred tax asset impairments have been identified, there can be no assurance that we will not incur impairment charges in the future, particularly in the event of a prolonged economic slowdown. A significant impairment could have a material adverse effect on our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

History and Structure

Our legal name is Atento S.A. We are a public limited liability company (“société anonyme”) organized and existing under the laws of the Grand Duchy of Luxembourg on March 5, 2014 and have our registered office at 1, rue Hildegard Von Bingen, L-1282, Luxembourg Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is our U.S. agent.

Our principal executive offices are located at Rua Professor Manoelito de Ornellas, 303, 1º andar, Condomínio Nova São Paulo, 04719-040, São Paulo, Brazil, telephone number +55 11 3293 5926 / +55 11 3779 8119, and C/ Santiago de Compostela 94, 28035 Madrid, Spain. Our agent for service of process in the United States is American Stock Transfer & Trust Company, LLC.

We were founded in 1999 to consolidate the Telefónica S.A.’s CRM services into a single company to take advantage of the expected demand for CRM services and to capture efficiencies of scale, with the start-up of our operations in Brazil, Chile, El Salvador, Guatemala, Peru, Puerto Rico and Spain. By 2000, we had launched our operations in other countries, including Argentina, Colombia, and Morocco, while further expanding our Brazilian operations and in 2001 our operations in Mexico. We then began to increase our focus on consolidation and business profitability.

We continued our geographic expansion by launching our Uruguay operations and our commercial offices in France in 2006 and Panama in 2007. From 2003 to 2007, we focused on implementing our differentiation strategy by offering higher-quality services and the development and maintenance of long-term relationships with our clients. This strategy was very successful, driving a significant increase in revenue and operating profit from 2003 to 2007.

In 2008, we broadened our strategic goals to include the pursuit and provision of new business opportunities, while continuing to implement our strategy of differentiation by offering higher-quality solutions, superior value-added services and building and maintaining long-term relationships. We also expanded our geographical presence in 2008 in the Czech Republic and in 2009 we began operations in the United States.

In December 2012, Atento was acquired by funds affiliated with Bain Capital. In connection with Bain Capital’s acquisition, Atento further reinforcing its partnership with Telefónica. In 2012 we signed a Master Services Agreement (MSA) with Telefónica with a nine-year term through 2021, which includes annual minimum revenue commitments in all jurisdictions (except for Argentina).

On November 8, 2016, Atento entered into an Amendment Agreement to the MSA with Telefónica S.A., reinforced and strengthening the Company’s strategic relationship with Telefónica, its largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023.

On November 2019, the parties agreed on decreasing the minimum revenue thresholds for Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a Subsidiary of Telefónica, “Telefónica España”) and Atento Teleservicios España S.A.U. (an entity fully owned by the provider “Atento España”), entered into an agreement on November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services delivered to Telefónica España. Additionally, Telefónica España, will, subject to the conditions stated in such agreement, collaborate with certain amount to Atento España.

In October 2014, Atento became a publicly-listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. (“Atento Brasil”), acquired 81.49% of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil and now holds 100% of the company's shares.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer-Serviços em Crédito Imobiliário Ltda. (jointly, "Interfile"), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. On May 17, 2019, the Company acquired the minority interests corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer-Serviços em Crédito Imobiliário Ltda. and now holds a 100% interest in both of these companies.

On June 29, 2017, we launched a new business unit, Atento Digital, to drive the customer experience in the Age of Digitalization. Atento Digital's mainstream offering encompasses a wide range of digital capabilities that enhance the customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers.

On June 23, 2019, Contact US Teleservices, Inc. signed with Keepcon a first amendment to a Put&Call option agreement. In addition to this, Atento Brasil also signed an Offer Letter with Keepcon on October 29, 2019, for the provision of certain monitoring and classification services related to processes for social media and other channels for a period of 36 months, commencing on the date of its signature.

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
($ in millions)
Brazil	38.8	42.2	40.6
Americas	24.5	41.5	22.4
EMEA	3.9	6.2	3.3
Other and eliminations	0.3	-	-
Total capital expenditure	67.5	89.9	66.3

B.       Business Overview

Our Company

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally based on revenues. Our business was founded in 1999 as the CRM BPO provider to the Telefónica S.A. Since then, we have significantly diversified our client base, becoming an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October 2014, Atento became a publicly-listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.

Latin America is one of the most attractive CRM BPO markets globally and we believe Atento is uniquely positioned to capture the region’s long-term growth potential as one of its few scale players. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO markets in the world, with a market size of approximately $10.4 billion in 2018.

The potential for long-term growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment over the long-term, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with healthcare and born-digital companies, and (v) North America’s continued offshoring trend, as U.S.-based businesses continue to offshore call center services to other geographies.

We are the largest provider of CRM BPO services in Latin America, where we had a market share of 16.7% for the year ended December 31, 2018, according to Frost & Sullivan. We hold the number-one market share position in almost all of the countries in Latin America where we operate, including Brazil, the largest market in the region, Mexico (domestic market), Peru, Argentina, Chile and Central America/Caribbean (domestic market), based on revenues for the year ended December 31, 2018. We have achieved our regional leadership position over our 20-year history through our dedicated focus on superior client service, scaled and reliable technology and operational platforms, a deep understanding of our clients’ diverse local needs, and our highly-engaged employee base. Given its long-term growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region, where we have 7.2 p.p. more market share than the next-largest player.

We offer a comprehensive portfolio of CRM BPO services for a company’s customer journey, including sales, customer care, technical support, collections and back office. We have adapted our value proposition to become a market leader and are now setting foundations to lead the next generation of customer experience (CX) services. We deliver end-to-end solutions across the customer lifecycle that generate higher value for client companies and better experiences for their consumers by combining the power of technology and the human touch. We believe our customized end-to-end solutions provide an improved experience for our clients’ customers, create stronger customer relationships that reinforce our clients’ brand recognition and strength, and enhance our clients’ customer loyalty. Our individual services and solutions are delivered across multiple channels, including digital (SMS, email, chats, social media and apps, among others) and voice, and are enabled by process design, technology and intelligence functions.

We also enjoy longstanding client relationships across a variety of industries and we work with market leaders in telecommunications, banking, financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology and media industries. In 2019, our revenue from clients in telecommunications, financial services and multisector represented 41.1%, 35.9% and 23.0% of our total revenue, respectively. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 64.7% of our total revenue in 2019, compared to 10.0% of our total revenue when we were founded in 1999. At the same time, we have also been leveraging Atento’s strong brand and reputation to attract more born-digital clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory in 2020 and beyond.

Atento benefits from a highly-engaged employee base. Our over 149,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2019, we were recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces. The ranking, derived from the world's largest annual study of workplace excellence, identifies the top 25 best multinationals in terms of workplace culture. Atento remains the only company in its sector to be included in this global ranking. In 2019 we were also recognized for the ninth year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®.

We have a strong relationship with Telefónica, underpinned by a long-term Master Services Agreement (the “MSA”). On November 8, 2016, we entered into an Amendment Agreement to the MSA (the “Amendment”) with Telefónica, reinforcing and strengthening the strategic relationship with our largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; maintaining at least our current share of Telefónica’s spending in all key contracts; and certain other amendments. We are currently serving 32 companies of the Telefónica S.A. under 136 arm’s length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica S.A. companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates.

On August 4, 2016, we, through our direct subsidiary Atento Teleservicios España, S.A.U., entered into a Share Sale and Purchase Agreement with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., which encompassed Atento’s operations in Morocco and provided services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco that provide services to the Spanish market were excluded from the Morocco Transaction and continue to operate as part of the Atento Teleservicios España, S.A.U. branch in Morocco. The Morocco Transaction allowed the Company to continue strengthening its focus on its core markets of Spain and Latin America.

On September 2, 2016, the Company, through its subsidiary Atento Brasil S.A. (“Atento Brasil”), acquired 81.49% of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$27.1 million (equivalent to $8.6 million). On June 7, 2019, the Company acquired the minority interest corresponding to 18.51% of the shares of RBrasil and now holds 100% of the company's shares. We believe the combination of Atento Brasil and RBrasil:

•

creates the largest provider of collection services in Brazil, with more than 6,600 professionals with a strong combination of know-how and expertise, optimally positioning Atento to expand its share of the $2.7 billion collections market in Latin America;

•	provides new and existing clients with a fully-integrated platform and delivers customized collections solutions;
•	enhances the effectiveness of collections solutions through the extensive use of technology, business intelligence and analytics capabilities; and
•	drives consolidation in this highly fragmented and compelling market in Latin America.

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

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer—Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. The total amount paid for this acquisition was $14.7 million, net of cash acquired. On May 17, 2019, the Company acquired the minority interests corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda. And now holds a 100% interest in these companies. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination; accelerate our penetration of higher value-added solution; strengthen our leadership position in the Brazilian market; and facilitate the expansion of our credit origination segment into other Latin America markets.

On June 29, 2017, we launched a new business unit, Atento Digital, to drive customer experience in the Age of Digitalization. Atento Digital’s mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital’s proposal incorporates the use of digital marketing tools, automation, artificial intelligence, cognitive technology based on Keepcon’s semantic engine and analytics to deliver a new level of customer experience and process efficiency for Atento’s core service categories such as sales, customer care, technical support, collections and back office. The business unit is structured to develop and deliver digital solutions and is consistent with our customer-centric vision, based on four pillars:

•	Data Driven: Integration and use of client’s data and analytics to understand profiles, habits and preferences, in order to develop models of propensity;
•	User Experience: We understand customer interaction and experience with design, interface, usability and operation diagnostics;
•

Omnichannel & Social: We understand where and how clients prefer to interact and we act in an integrated, fluid and resilient way, with lean and agile development, Robotic Process Automation (RPA) use and systems integration;

•	Journey Automation: Based on User Experience (UX), we design new journeys for customers and automate repetitive processes through digital tools, use of artificial intelligence and semantic technology.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities, grouped under the newly created global digital business unit. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions, generating competitive advantages for customers. We expect that the investment in Keepcon by Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

On June 23, 2019, Contact US Teleservices, Inc. signed with Keepcon a first amendment to a Put&Call option agreement. In addition to this, Atento Brasil also signed an Offer Letter with Keepcon on October 29, 2019 for the provision of certain monitoring and classification services related to processes for social media and other channels for a period of 36 months, commencing on the date of its signature.

On July 31, 2019, we launched our Three Horizons Plan to improve profitability in existing operations, accelerate the development of Atento’s next-generation services and digital capabilities, and accelerate exposure to services, verticals and geographies with higher growth and margins. This plan is defined as:

(a) Implement Operational Improvements: a range of initiatives to accelerate the transformation of Atento’s core operations, from driving sales and operational excellence to optimizing indirect costs;

(b) Accelerate Build-out of Next Generation Services Portfolio and Digital Capabilities: a set of strategic initiatives to accelerate the development and expansion of Atento’s value offering, with a focus at the beginning on three next-generation services lines (high-value voice, integrated multichannel and automated back office) and four next-generation digital capabilities (Artificial Intelligence (AI)/Cognitive, Analytics, Automation/ Robotic Process Automation (RPA) and Customer Experience (CX) consulting), combined with the implementation of new methodologies for product development and go-to-market processes;

(c) Pursue New Growth Avenues: build upon stronger foundations to unlock and drive new growth by accelerating the Company’s penetration of higher-growth and higher-margin services verticals and by expanding in the US market.

Driving this plan will be a culture of innovation and transformation.

Our revenue for the year ended December 31, 2019, was $1,707.3 million, our Adjusted EBITDA was $153.4 million and our loss for the year was $17.5 million. For the years ended December 31, 2018 and 2019, our revenue decreased by 5.4% (2017 x 2018), and decreased by 6.1% (2018 x 2019), respectively, and our Adjusted EBITDA decreased by 16.4% and 17.5%, respectively. The following table sets forth a breakdown of revenue based on geographic region for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
Revenue	2017	2018	2019
($ in millions, except percentage changes)
Brazil	944.8	877.7	827.3
Americas	758.0	708.7	660.1
EMEA	223.4	240.9	232.8
Other and eliminations (1)	(5.0)	(9.1)	(12.9)
Total	1,921.3	1,818.2	1,707.3
(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2019, Brazil accounted for 48.5% of our revenue and 71.3% of our Adjusted EBITDA; Americas accounted for 38.7% of our revenue and 27.2% of our Adjusted EBITDA; EMEA accounted for 13.6% of our revenue and 14.4% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the years ended December 31, 2017, 2018 and 2019:

Revenue by country
	For the years ended December 31,
($ in millions)	2017	2018	2019	% of Total revenue

Country
Spain	223.4	240.9	232.7	13.6
Other and eliminations (*)	-	-	0.1	-
EMEA	223.4	240.9	232.8	13.6

Argentina	142.5	134.6	98.2	5.8
Chile	97.2	112.7	99.9	5.9
Colombia	75.4	71.2	72.6	4.3
El Salvador	12.5	14.3	16.9	1.0
United States	48.3	42.3	43.6	2.6
Guatemala	16.7	16.2	11.6	0.7
Mexico	178.5	177.6	179.8	10.5
Peru	151.7	136.3	116.2	6.8
Puerto Rico	10.2	9.4	12.3	0.7
Uruguay	3.2	2.9	2.3	0.1
Panama	4.5	4.1	3.7	0.2
Nicaragua	5.1	4.4	3.9	0.2
Costa Rica	7.3	7.4	7.5	0.4
Other and eliminations (*)	4.9	(24.5)	(8.5)	(0.5)
Americas	758.0	708.7	660.1	38.7
Brazil	944.8	875.9	825.3	48.4
Other and eliminations (*)	-	1.8	2.0	0.1
Brazil	944.8	877.7	827.3	48.5
Other and eliminations (*)	(4.9)	(9.1)	(12.9)	(0.8)
Total revenue	1,921.3	1,818.2	1,707.3	100.0

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

Our Strategy

Our mission is to be the number-one customer experience solutions provider in the markets we serve by being a truly multi-client business. Atento’s tailored CRM BPO solutions are designed to enable our clients to create a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise, commitment to customer care and consultative approach to offer superior and scalable solutions across the entire value chain and customer life cycle, customizing each solution to the individual client’s needs. Our goal is to significantly outperform expected market growth by being our clients’ service-provider-of-choice for customer experience while driving margin efficiencies.

We are focused on our clients’ needs and, therefore, developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. We believe our offer is a strong component of our growth equation as well as our ability to generate value for our clients in an environment impacted by digital technologies. We will continue evolving our service offering to best serve our clients, consistent with our Three Horizons Plan, and driving a culture of innovation and transformation:

•

Operational Improvements - transforming the core. Improve the way we operate our business and address the factors that affect the profitability of our operations. The operational improvements we have been implementing, in addition to forming a new leadership team, are establishing a stronger footing to accelerate the development and expansion of innovative digital solutions that significantly enhance Atento’s growing portfolio of high-value voice, integrated multichannel and back office services. At the same time, we have also been leveraging Atento’s strong brand and reputation to attract more born-digital clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory. This area of our Three Horizons strategy can be divided in four sub-areas:

•

Sales Excellence: We have transformed our sales model to accelerate proﬁtable growth under a “sell more, sell better, sell what we want” approach. We are highly focused on the relationships we have with our client base and consider it to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and further penetrate the born-digital area of the market. Our commercial team is responsible for End-to-End client lifecycle, namely new sales to new clients, account development, scope changes, renewals and IPT (insert full term) negotiations, driving increases in sales through a War Room model and a compensation model focused on profitable growth. Also, prioritizing strategic product sales among current and future clients will be main focus for Atento in 2020, to ensure the right product portfolio at each of our customers, a key lever to drive healthy growth in future.

•

Operational Excellence: We are executing a series of initiatives to achieve operational excellence, such as operational KPIs management, Shared Services optimization, etc. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and client value programs, in addition to other specific operating improvement actions being implemented at regional levels, all with a focus on increasing  our contribution margins and improving the experience of our clients’ customers.

•

Optimization initiatives to reduce SG&A and other costs: We are transforming our business support areas, generating savings that can reduce our Indirect Costs. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost to serve in each category. One of the actions we are taking is the digitalization of HR processes. For example, our HR team uses digital tools for recruiting and retaining the best talent in the market to support our clients operations. We are innovators in massive HR processes related to the contact center, using Predictive Agent Recruitment processes across geographies, increasing skills suitability for the role while reducing screening costs up to 40%.

•

Setting up an enhanced governance model and new organization to drive improved business performance: We have implemented an operating model for greater simplification and alignment of commercial and operational/delivery roles and responsibilities. We believe that this new organizational structure will foster agility and simplicity while ensuring that leaders are focused on coordinating, communicating and pursuing new solutions and innovation.

•

Next-Gen Services and Digital Acceleration. We are accelerating our move into next generation services to ensure Atento remains competitive in an evolving digital world. We are focusing on three key service offerings with significant current and future market potential.

•

High Value Voice: We maximize our clients high-value processes by providing highly skilled agents, assisted by AI and analytics technologies that optimize decision making or complex problem solving. As a result, we provide memorable experiences to end- customers.

•

Integrated multichannel: Is a full range of orchestrated and integrated digital channels (Automated and Agent-Led) that deliver a unique and seamless customer experience. Integrated multichannel provides a far richer experience than the one delivered by each channel in isolation.

•

Automated Back Office: We go beyond front-end customer processes to automate our clients back office. By shortening the time it takes to manage all those tasks behind the scenes, we boost our clients efficiency and ensure an exceptional end-to-end customer experience.

We are also focusing on four next-generation digital capabilities:

•

Artificial Intelligence and Cognitive Technologies: We are using Artiﬁcial Intelligence and cognitive technologies to deliver sentiment analysis and more humanized customer interactions. For example, we are providing journey mapping, planning, and design, development and implementation of front- and back-office Robotic Process Automation (RPA), intelligent Interactive Voice Response (IVR) and virtual assistants, chatbots and voice bots, document management automation and orchestration, Optical Character Recognition (OCR)/ Intelligent Character Recognition (ICR), Natural Language Processing (NLP)/ Natural Language Understanding (NLU) and sentiment analytics, Machine Learning (ML) and Artificial Intelligence (AI), and function-specific automation in marketing, collections, and credit management. We also offer conversation design and communication persona creation.

•

Analytics: As experts in end-to-end customer relationships management, we use Data Science to improve business eﬃciency by generating value through Data, developing predictive analyses that generate insights that maximize clients’ businesses, mitigate risks, increase retention in self-service channels, minimize recall and complaints, increasing First Call Resolution (FRC). Our Analytica value proposition is focused on business performance (e.g. propension models and people analytics), cost reduction per interaction, and machine learning to empower AI platforms.

•

Automation: We automate the redundant work of back- and front-office activities to improve efficiency and customer experience. Our value proposition for BPA (Business Process Automation), through our wholly-owned company Interfile, includes business process management (document capture, veriﬁcation, analysis, fraud prevention, etc.), process control and productivity, agility and eﬃciency, and assertive demand sizing. We also have entered into a partnership with UiPath to enhance our automation capabilities and train traditional contact center agents as Blueprism programmers.

•

Customer Experience Process Consulting: We optimize customer journeys and business processes to provide diﬀerentiated CX. As a third-party provider, we perform a complete mapping of the end-customer journey, processes that generate a better and more optimized brand experience, maximizing customer retention, resolution effectiveness, conversion (in terms of sales) and a complete vision of the service users of a brand. We develop the Language User Interfaces, considering a value proposition based on Traditional IVR for Humanized IVR and VDA as well as bots to achieve higher retention levels. We create language for conversational interfaces based on a brand´s persona, dynamic and progressive navigation, propensity analysis, NLP and applied AI.

•

New Growth Avenues. Building upon stronger foundations to unlock and accelerate new growth.Our third horizon for change is to advance in new growth avenues that relate to the way we expand our business in the highly attractive markets, such as the US and other potential geographies. We will also accelerate our penetration of high growth/margin verticals and segments, such as retail/e-commerce, high-tech/new economy or healthcare, and improve the way we make use of strategic partnerships and initiatives to accelerate our growth strategy (selective carve-outs in high-growth verticals and capability building via acquisitions). A key sector to drive growth is born-digital companies. These companies are not only a key target in the short-term, they will also lead Atento’s future growth, as they are focused on driving their own growth.

•

Culture Transformation. People are our key asset. We believe that our people are a key enabler of the success of our business model and a strategic pillar of our competitive advantage. We have created, and constantly reinforce, a culture that we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans, and designed incentive programs that, together with permanent motivation initiatives, foster a work environment that aligns our professional development with our clients’ objectives and business goals.

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes the Telefónica S.A., Banco Bradesco, Banco Santander, HSBC, Samsung and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2019, our revenue from clients in telecommunications, financial services and multisector represented 40.5%, 35.9% and 23.6% of total revenue.

At December 31, 2019, our top 15 clients accounted for 73.8% of our revenue and, excluding the Telefónica Group companies, our next 15 clients accounted for 39.3% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

We have also grown in born-digital clients in the last year We are strategic partners of companies that have the consumer at the center of their strategy and demand differentiated relationships with their customers. We have a team of consultants and specialists in Customer Experience, who design the ideal moments for interactions between customers and brands, each customized to the needs of individual clients. Through our Data Science area and our Customer Engagement HUB, we integrate and monitor events from multiple data sources, systems, as well as digital and human channels, maximizing results and generating new knowledge.

Development of Client Base

As of December 31, 2019, our client base consisted of over 400 separate clients. Since 1999, when our former parent company, Telefónica, and its subsidiaries contributed approximately 90.0% of our revenue, we have diversified our client base by sources of revenue. For the years ended December 31, 2017, 2018 and 2019, we generated 39.2%, 39.0% and 35.6% of our revenue, respectively, from Telefónica Group companies.

As of December 31, 2019, 32 companies within the Telefónica S.A. were party to 136 arm’s length contracts with Atento. Our service agreements with Telefónica S.A. companies remained in effect following the consummation of the Acquisition. Additionally, we entered into a Master Service Agreement (MSA), a framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021, with the exception of Brazil and Spain, through 2023.

Telefónica S.A. Master Service Agreement

Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered into the MSA, a framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. The term of the MSA expires on December 31, 2021, with the exception of Brazil and Spain ending on December 31, 2023 according to the agreement.

The MSA requires the Telefónica S.A. companies to meet the minimum annual revenue commitments to us in each jurisdiction where we currently conduct business (other than Argentina). The MSA commitment is meant to be a minimum commitment, or floor, rather than a target or budget. If the Telefónica S.A. companies fail to meet country specific revenue commitments, which are measured on an annual basis, Telefónica S.A. will be required to compensate us in cash for any shortfalls. If the Telefónica S.A. companies fail to meet the annual aggregate minimum revenue commitments for all jurisdictions covered by the MSA, Telefónica, S.A. will be required to compensate us in the same manner. Any such compensation payments will be in amounts calculated as a percentage of the revenue shortfalls, ranging from 8% to 20% of the shortfall depending on the scope of such shortfall and the relevant calendar year. In May 2014, we and Telefónica amended the MSA to adjust the minimum revenue commitments in Spain and Morocco by an average of €46.0 million ($62.6 million, based on the May 31, 2014 month-end close foreign exchange rates) per year to reflect the lower level of activities in these geographies and a corresponding €25.4 million ($34.6 million, based on the May 31, 2014 month-end close foreign exchange rates) payment was made by Telefónica representing the discounted value of the reduction in minimum revenue commitments, which was subsequently applied to repay the Vendor Loan Note.

In November 2016, we entered into an amendment that decreased the annual targets (MRT) for the remaining years of the MSA, with a one-off reset/reduction, starting in 2017, of €100.0 million for Brazil and €20.0 million for Spain. In return, Atento obtained an extension of the Brazil and Spain MSA targets for an additional 2 years (2022 and 2023) and an adjustment of Payment Terms. This change was the implementation of 30-day payment terms in Brazil, Spain, Peru, Mexico, Chile, Colombia and Argentina and the elimination of the Argentine CVI contract.

Although the MSA is an umbrella agreement that governs our services agreements with the Telefónica S.A. companies, the eventual termination of the MSA does not automatically result in a termination of any of the local services agreements already in force. The MSA contemplates a right of termination before the end of the MSA in the different countries, in the event of a change of control of the Company occurring as a result of a sale to a Telefónica competitor.

In November 2016, we entered into another three-year contract in Brazil with Vivo (Telefónica’s subsidiary), maintaining volume levels through the expansion of our business and improved profitability supported by changes in our operating model.

The Company also amended the MSA with Telefónica to include:

•	Brazil and Spain extended to 2023 (previously 2021), aligning revenue targets to current operating conditions and retaining total level of commitment;
•	Atento’s guaranteed to maintain at least current share of wallet, remaining the largest service provider to Telefónica;
•	Improvements in payment terms and invoicing process in all key markets;

•	Elimination of an Argentine $24.0 million Contingent Value Obligation, or CVI, further strengthening our balance sheet.

In November 2019, the parties agreed to decreasing the minimum revenue thresholds in Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a subsidiary of Telefónica, “Telefónica España”) and Atento Teleservicios España S.A.U. (entity fully owned by the provider “Atento España”), entered into an agreement dated November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services rendered to Telefónica España. Additionally, Telefónica España, will, subject to the conditions stated in such agreement, collaborate with Atento España.

CRM/BPO industry recognitions

Over the years, the quality and innovation of Atento’s solutions to enhance the customer experience of our clients have been consistently recognized with the most prestigious awards within the CRM/BPO industry.

Our Company takes great pride in these recognitions. They are a direct result of our eagerness to meet clients' expectations and to create customer experience solutions that become a source of competitive advantage.

Listed below some of the most relevant awards achieved in 2019:

•      Great Place to Work Awards

In 2019, we were recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces. The ranking, based on the world's largest annual study of workplace excellence, identifies the top 25 best multinationals in terms of workplace culture. Atento is the only company in its sector to be included in this global ranking. In 2019, we were also recognized for the ninth year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®

•      ABEMD Awards - Best Direct Marketing Practices in Brazil

The ABEMD awards recognize the best solutions in Brazil’s direct marketing industry. They analyze the strategy, planning, creativity and results of each solution. In 2019, Atento was won a silver trophy for its partnership with Cielo, in the Call Center Category.

•      IMT Awards, Best CRM Practices in Mexico

These are the most prestigious awards for the CRM industry in Mexico, granted by the Instituto Mexicano de Teleservicios. Atento was recognized with three IMT awards in the 2019 edition. The Company received the Gold Awards for the Best Collection Strategy, Silver for Best CX Strategy in the BPO Sector, and Bronze for Best Multichannel/Omnichannel Strategy in BPO.

•      Platinum Contact Center Awards

The Platinum Contact Center awards recognize the work of banking, insurance, telecommunications and industrial companies that understand contact centers as value creators for their organization. In 2019, Atento Spain was awarded Best Customer Experience in the energy sector, for its work with Repsol.

•      ESR Distinction

The Socially Responsible Company Distinction (Empresa Socialmente Responsable ESR) is one of the most important recognitions in the field of corporate social responsibility in Latin America. Atento received this distinction for the 12th time in Mexico and for the 8th time in Argentina.

•      Top Employer

In 2019, Atento received the Top Employer certificate, awarded by the CRF institute (Corporate Research Foundation) in Spain and Brazil.

•      Ranking Valor Inovação

Atento was recognized as the 2nd most innovative company in Brazil's service sector in Valor Inovação’s ranking. The study is prepared by Valor Econômico, one of the country's most renowned business publications, in partnership with the strategic consultancy firm of the PwC Network.

•      ECHO Latam

Atento received three awards in 2019 for excellence and innovation in customer experience solutions.

Competitive Landscape

Global Competitive Landscape

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally, based on revenues. Relative to CRM BPO market share in Latin America, we hold the number one regional position with 16.7% of the market, 7.2 p.p. ahead of our closest competitor. Atento also holds number-one positions in almost all countries in which we operate, including Brazil, the largest market, Perú, México (domestic market), Chile, Argentina and Central America/Caribbean (domestic market), based on revenues for the year ended December 31, 2018.

For many years, we have been positioned among the top 5 leading global players in Gartner’s Magic Quadrant for Customer Management Contact Center BPO. The latest edition of this Quadrant report highlights the following about Atento: Digital efforts, offerings such as digital marketing, customer analytics, robotic process automation (RPA) and IA services, long-term relationships with its clients, the adoption of a consultative sales methodology when positioning value-added multichannel and analytics services, process and industry knowledge, senior management experience, time-to-market, responsiveness, focus on service quality, process methodologies, and ability to scale up.

C. Organizational Structure

At December 31, 2017, 2018 and 2019, none of the Group’s subsidiaries was listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed on the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

D. Property, Plants and Equipment

Property

We perform our business in service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2019, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, of a 2,400 square meter field for 30 years, extendable for 15-year periods, up to a maximum of 75 years. In 2006, we built a service delivery center at this site. As of December 31, 2019, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions.

Our infrastructure is designed according to our clients’ needs. Our technology systems possess the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring, as required. Our deployment team is trained to accomplish timely implementation to minimize our clients’ time-to-market. We address client capacity needs by providing solutions such as software-based platforms, high-level infrastructure mobility, process centralization and high concentration of delivery centers.

As of December 31, 2019, we had 92,572 workstations globally, with 49,486 in Brazil, 37,765 in the Americas (excluding Brazil) and 5,321 in EMEA. As of December 31, 2019, we had 96 delivery centers globally, 33 in Brazil, 48 in the Americas (excluding Brazil) and 15 in EMEA.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2017, 2018, 2019.

	Number of Workstations			Number of Service Delivery Centers (1)
	2017	2018	2019	2017	2018	2019

Brazil	48,933	49,185	49,486	35	34	33
Americas	37,773	37,610	37,765	51	52	48
Argentina (2)	4,220	4,455	4,363	12	12	12
Central America (3)	2,433	2,424	2,319	4	4	3
Chile	2,571	2,948	2,595	3	4	4
Colombia	8,643	8,477	9,006	10	10	9
Mexico	9,849	9,384	9,800	15	15	14
Peru	9,004	8,569	8,479	4	4	3
United States (4)	1,053	1,353	1,203	3	3	3
EMEA	5,558	5,476	5,321	14	15	15
Spain	5,558	5,476	5,321	14	15	15
Total	92,264	92,271	92,572	100	101	96

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

The following is a list of our principal workstations as of December 31, 2017, 2018, 2019:

	Number of Workstations
	2017	2018	2019
Brazil
São Bernando do Campo	3,139	3,134	3,002
São Paulo (Nova São Paulo)	2,155	2,229	2,506
São Paulo (São Bento I)	2,335	2,204	2,187
Bra-Uruguay	2,059	2,106	2,180
São Paulo (Santana)	2,103	2,227	2,101
Rio de Janeiro (Madureira)	2,119	2,151	2,089
São José dos Campos	1,983	2,088	2,087
São Paulo (Belenzinho)	2,470	2,351	2,015
São Paulo (Santo Antonio)	2,059	1,980	1,980
Casa	519	576	1,843
Americas
Peru-LaMolina	5,581	5,275	5,351
Peru-Maquinarias	2,312	2,209	2,216
Colombia-Telares	1,905	2,169	2,156
Colombia-Bucaramanga	1,472	1,553	1,838
Chi-Vicuña	-	1,453	1,410
Mex Airport	1,449	1,335	1,266
EMEA
Spain-Ilustración	1,005	931	910
Spain-Glorias	877	875	867
Spain Madrid Rivas	-	-	426
Spain Indotorre	350	351	351

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates and assumptions

The preparation of consolidated financial statements under IFRS, as issued by the IASB, requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

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

 An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follows:

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

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Company’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Company’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Company has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Company will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

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

Fair value of derivatives

The Company uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flows associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Refer to Notes 3u of our consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.       Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read for the years ended December 31, 2017, 2018 and 2019 and the related notes there-to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Cautionary Statement with respect to Forward Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this Annual Report. The consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, prepared in accordance with IFRS, as issued by the IASB, are included in “Item 18. Financial Statements”.

The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America, and among the top five providers globally based on revenue. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise, commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

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

We offer a comprehensive portfolio of customizable and scalable solutions, including front- and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 149,000 highly engaged customer care specialists, facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower-cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2019, Brazil accounted for 48.5% of our revenue, Americas accounted for 38.7% of our revenue and EMEA accounted for 13.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,271 as of December 31, 2018 to 92,572 as of December 31, 2019. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2017, 2018 and 2019, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

For the years ended December 31, 2017, 2018 and 2019, revenue generated from our 15 largest client groups represented 76.4%, 75.2% and 73.8% of our revenue, respectively. Excluding revenue generated from the Telefónica S.A., for the years ended December 31, 2017, 2018 and 2019, our next 15 largest client groups represented 38.2%, 38.1% and 39.3% of our revenue, respectively.

During the years ended December 31, 2017, 2018 and 2019, telecommunications represented 46.7%, 45.8% and 41.1% of our revenue, respectively, and financial services represented 31.7%, 34.8% and 35.9% of our revenue, respectively. Additionally, during the years ended December 31, 2017, 2018 and 2019 the sales by service were:

	For the years ended December 31,
	2017	2018	2019
Customer Service	48.4%	50.7%	52.8%
Sales	16.8%	17.7%	16.6%
Collection	8.8%	8.2%	7.5%
Back Office	12.9%	12.9%	12.7%
Technical Support	9.1%	6.9%	6.4%
Others	4.0%	3.6%	4.0%
Total	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Company in 2017, 2018 and 2019 and the breakdown by country is presented as follow:

	December 31,
	2017	2018	2019
Brazil	78,015	81,158	79,430
Central America	4,940	5,020	4,916
Chile	5,438	5,902	5,524
Colombia	9,809	8,742	8,843
Spain	10,534	11,345	12,267
Mexico	18,409	17,128	17,323
Peru	15,515	14,550	12,303
Puerto Rico	739	455	620
United States	732	512	408
Argentina and Uruguay	7,609	8,154	7,420
Corporate	77	72	75
Total	151,817	153,038	149,129

Consolidated Statements of Operations for the Year Ended December 31, 2017, 2018 and 2019

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2017	2018			2019
Revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Other operating income	16.4	19.4	17.9	40.0	4.5	(76.6)	(76.3)
Other gains and own work capitalized	0.4	0.2	(51.7)	(46.6)	10.5	N.M.	N.M.
Operating expenses:
Supplies	(74.9)	(70.8)	(5.5)	6.6	(66.4)	(6.2)	(0.6)
Employee benefit expenses	(1,429.1)	(1,365.2)	(4.5)	5.4	(1,301.0)	(4.7)	3.8
Depreciation (2)	(49.2)	(36.6)	(25.7)	(19.8)	(83.6)	128.5	143.6
Amortization	(55.2)	(58.7)	6.3	15.6	(57.2)	(2.5)	4.7
Changes in trade provisions	(0.6)	(1.0)	64.3	102.2	(3.7)	N.M.	N.M.
Impairment charges	-	-	N.M.	N.M.	(30.9)	N.M.	N.M.
Other operating expenses	(236.6)	(215.9)	(8.8)	0.8	(166.8)	(22.7)	(16.2)
Total operating expenses	(1,845.7)	(1,748.2)	(5.3)	4.5	(1,709.7)	(2.2)	6.2
Operating profit	92.4	89.5	(3.2)	5.9	12.6	(85.9)	(84.5)
Finance income (3)	7.9	18.8	139.8	18.2	20.0	6.4	46.1
Finance costs (4)	(78.1)	(45.6)	(41.6)	(40.6)	(68.1)	49.3	56.4
Change in fair value of financial instruments	0.2	-	(100.0)	(100.0)	-	N.M.	N.M.
Net foreign exchange loss	(23.4)	(28.8)	23.1	43.8	(9.1)	(68.5)	(58.1)
Net finance expense	(93.5)	(55.6)	(40.5)	(25.7)	(57.1)	2.7	10.9
(Loss)/profit before income tax	(1.0)	33.9	N.M.	N.M.	(44.5)	N.M.	N.M.
Income tax expense	(12.5)	(13.4)	7.0	11.9	(36.2)	N.M.	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(16.8)	18.5	N.M.	N.M.	(81.3)	N.M.	N.M.
Non-controlling interest	3.2	1.9	(39.6)	(26.5)	0.6	(68.5)	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (1) (unaudited)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2) Due to the initial application of IFRS 16 the depreciation was negatively impacted in $49.3 million for year ended December 31, 2019.

(3) For the years ended in December 31, 2018 and 2019 there is an impact of $10.6 million and $17.8 million, respectively, due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina.

(4) Due to the initial application of IFRS 16 the finance costs was negatively impacted in $17.5 million for the year ended December 31, 2019.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Year Ended December 31, 2017, 2018 and 2019

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2017	2018			2019
Revenue:
Brazil	944.8	877.7	(7.1)	5.9	827.3	(5.7)	2.1
Americas	758.0	708.7	(6.5)	3.5	660.1	(6.9)	2.8
EMEA	223.4	240.9	7.8	2.7	232.8	(3.3)	2.0
Other and eliminations (1)	(5.0)	(9.1)	82.4	83.0	(12.9)	42.5	49.7
Total revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Operating expenses:
Brazil	(899.2)	(847.6)	(5.7)	7.4	(807.4)	(4.7)	3.2
Americas	(734.6)	(701.4)	(4.5)	6.1	(679.5)	(3.1)	6.6
EMEA	(226.8)	(240.2)	5.9	1.1	(244.1)	1.6	7.5
Other and eliminations (1)	15.0	41.0	N.M.	N.M.	21.4	(47.8)	(42.2)
Total operating expenses	(1,845.7)	(1,748.2)	(5.3)	4.5	(1,709.7)	(2.2)	6.2
Operating profit/(loss):
Brazil	55.5	33.1	(40.3)	(32.2)	21.1	(36.3)	(31.7)
Americas	31.5	21.5	(31.5)	(31.4)	(18.2)	N.M.	N.M.
EMEA	(1.8)	2.5	N.M.	N.M.	1.2	(52.8)	(49.3)
Other and eliminations (1)	7.2	32.3	N.M.	N.M.	8.6	(73.5)	(70.9)
Total operating profit	92.4	89.5	(3.2)	5.9	12.6	(85.9)	(84.5)
Net finance expense:
Brazil	(33.0)	(30.3)	(8.3)	5.2	(46.5)	53.4	66.4
Americas	(13.2)	(5.5)	(58.1)	28.5	(5.6)	1.4	35.8
EMEA	(16.8)	(1.6)	(90.4)	(90.7)	(1.4)	(12.7)	(6.6)
Other and eliminations (1)	(30.4)	(18.1)	(40.3)	(38.7)	(3.6)	(80.2)	(80.0)
Total net finance expense	(93.5)	(55.6)	(40.5)	(25.7)	(57.1)	2.7	10.9
Income tax benefit/(expense):
Brazil	(8.8)	(1.4)	(83.9)	(81.8)	7.4	N.M.	N.M.
Americas	(9.7)	(2.1)	(78.8)	(84.6)	(2.0)	(0.3)	(7.1)
EMEA	5.0	(0.9)	(117.8)	(118.5)	(22.0)	N.M.	N.M.
Other and eliminations (1)(3)	0.9	(9.0)	N.M.	N.M.	(19.6)	116.7	129.0
Total income tax (expense)/benefit	(12.5)	(13.4)	7.0	11.9	(36.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	13.7	1.4	(89.7)	(88.5)	(18.0)	N.M.	N.M.
Americas	8.6	13.9	62.5	(53.4)	(25.9)	N.M.	N.M.
EMEA	(13.6)	-	100.2	(100.2)	(22.2)	N.M.	N.M.
Other and eliminations (1)	(22.2)	5.1	(123.0)	(123.1)	(14.6)	N.M.	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	(16.8)	18.5	N.M.	N.M.	(81.3)	N.M.	N.M.
Non-controlling interest	3.2	1.9	(39.6)	(26.5)	0.6	(68.5)	N.M.
Other financial data:
EBITDA (2):
Brazil	112.4	83.5	(25.7)	(15.5)	96.9	16.0	25.2
Americas	69.1	56.2	(18.6)	(14.2)	30.7	(45.3)	(40.5)
EMEA	7.6	12.3	61.8	44.4	17.0	38.5	46.7
Other and eliminations (1)	7.8	32.8	N.M.	N.M.	8.8	(73.1)	(70.4)
Total EBITDA (unaudited)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (2):
Brazil	124.7	99.4	(20.3)	(12.0)	111.7	12.4	21.1
Americas	83.5	73.5	(12.0)	(9.7)	32.4	(55.9)	(51.9)
EMEA	14.8	19.5	31.6	36.3	21.8	11.9	18.3
Other and eliminations (1)	(2.0)	(7.6)	N.M.	N.M.	(12.6)	65.5	61.5
Total Adjusted EBITDA (unaudited)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)

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

(3) In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

N.M. means not meaningful

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Revenue

Revenue decreased by $110.9 million, or 6.1%, from $1,818.2 million for the year ended December 31, 2018 to $1,707.3 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, revenue increased 2.1%.

Multisector revenue decreased by $5.0 million, or 0.5%, from $1,110.0 million for the year ended December 31, 2018 to $1,105.0 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, multisector revenues increased 7.5%, due to growth in all regions, especially in new contracts in Brazil, including born-digital clients, Mexico and Colombia.

Revenue from Telefónica decreased by $105.6 million, or 14.9%, to $602.4 million in revenue for the year ended December 31, 2019, compared to $708.0 million in the year ended December 31, 2018. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 6.4%, reflecting lower volumes in Americas and client programs returned in Brazil.

For the year ended December 31, 2019, revenue from multisector clients was 64.7% of total revenue, compared to 61.0% for the year ended December 31, 2018, an increase of 3.7 percentage points.

The following chart sets forth a breakdown of revenue by geographic region for the years ended December 31, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
Brazil	877.7	48.3	827.3	48.5	(5.7)	2.1
Americas	708.7	39.0	660.1	38.7	(6.9)	2.8
EMEA	240.9	13.2	232.8	13.6	(3.3)	2.0
Other and eliminations (1)	(9.1)	(0.5)	(12.9)	(0.8)	42.5	49.7
Total	1,818.2	100.0	1,707.3	100.0	(6.1)	2.1

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2018 and 2019 totaled $877.7 million and $827.3 million, respectively, a decrease of $50.4 million, or 5.7%. Excluding the impact of foreign exchange, revenue increased by 2.1%, as a result of the 6.4% increase in multisector revenues, mainly from born-digital and healthcare clients, partially offset by a decrease of 7.7% in revenue from Telefónica, reflecting client programs returned.

Americas

Revenue in Americas for the years ended December 31, 2018 and 2019 was $708.7 million and $660.1 million, respectively, a decrease of $48.6 million, or 6.9%. Excluding the impact of foreign exchange, revenue increased 2.8%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 9.4%, mostly a result of new contracts, from both existing and new customers in Colombia and Mexico, offset by the 6.9% decrease from Telefónica, reflecting lower volumes, mainly in Peru and Chile.

EMEA

Revenue in EMEA for the years ended December 31, 2018 and 2019 was $240.9 million and $232.8 million, respectively, a decrease of $8.0 million, or 3.3%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 10.3%, mainly from programs acquired throughout 2019 with existing customers, while revenue from Telefónica decreased 3.5% due to the lower volumes.

Other operating income

Other operating income totaled $19.4 million and $4.5 million for the years ended December 31, 2018 and 2019, respectively. In the year ended December 31, 2018 other operating income included $10.3 million of partial insurance indemnity from Puerto Rico.

Other gains and own work capitalized

Other gains and own work capitalized totaled $10.5 million and $0.2 million for the year ended in December 31, 2019 and for the year ended in December 31, 2018, respectively.

Total operating expenses

Total operating expenses decreased by $38.6 million, or 2.2%, from $1,748.2 million for the year ended December 31, 2018 to $1,709.7 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 6.2%, impacted by the impairment related to the Argentina subsidiary and the extraordinary items related to the Company’s transformation plan. As a percentage of revenue, operating expenses represented 96.1% and 100.1% for the years ended December 31, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $4.4 million, or 6.2%, from $70.8 million for the year ended December 31, 2018 to $66.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, supplies expenses decreased by 0.6%, as result of lower costs in Americas. As a percentage of revenue, supplies expenses represented 3.9% for both years ended December 31, 2018 and 2019, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $64.2 million, or 4.7%, from $1,365.2 million for the year ended December 31, 2018 to $1,301.0 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 3.8%, in line with revenue growth, despite part of the extraordinary items, as explained above. As a percentage of revenue, employee benefit expenses represented 75.1% and 76.2% for the years ended December 31, 2018 and 2019, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $45.5 million, or 47.8%, from $95.2 million for the year ended December 31, 2018 to $140.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 58.2%, mainly due to the $49.3 million impact of the initial adoption of IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions increased by $2.7 million, from a loss of $1.0 to a loss of $3.7 million for the years ended December 31, 2018 and 2019, respectively.

Impairment charges: The year ended December 31, 2019 was impacted by a goodwill impairment of $30.9 million related to Argentina subsidiary and as a consequence of the Macroeconomic crisis and hyperinflation in the country.

Other operating expenses: Other operating expenses decreased by $49.1 million, or 22.7%, from $215.9 million for the year ended December 31, 2018 to $166.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 16.2%, positively impacted by $58.1 million from initial adoption of IFRS 16 which recognizes interest on leases liabilities in financial costs, instead of rent operating expenses. As a percentage of revenue, other operating expenses were 11.9% and 9.8% for the years ended December 31, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $40.1 million, or 4.7%, from $847.6 million for the year ended December 31, 2018 to $807.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 3.2%, slightly above revenue growth, reflecting part of the extraordinary items mentioned above. Therefore, operating expenses as a percentage of revenue increased from 96.6% to 97.6%, for the years ended December 31, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $21.9 million, or 3.1%, from $701.4 million for the year ended December 31, 2018 to $679.5 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in Americas increased by 6.6%, above revenue growth, due to part of the extraordinary items and impairment mentioned above. Operating expenses as a percentage of revenue decreased from 99.0% to 102.9%, for the years ended December 31, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA increased by $4.0 million, or 1.6%, from $240.2 million for the year ended December 31, 2018 to $244.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 7.5%, above revenue growth. Operating expenses as a percentage of revenue increased from 99.5% in the year ended December 31, 2018 to 104.9% in the year ended December 31, 2019.

Operating profit

Operating profit decreased by $76.9 million, from $89.5 million for the year ended December 31, 2018 to $12.6 million for the year ended December 31, 2019, a decrease of 85.9%. Excluding the impact of foreign exchange, operating profit decreased 82.6%. Operating profit margin decreased from 4.9% for the year ended December 31, 2018 to 0.7% for the year ended December 31, 2019, due to impacts mentioned above.

Brazil

Operating profit in Brazil decreased by $12.0 million, from $33.1 million for the year ended December 31, 2018 to $21.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by 31.7%, due to impacts mentioned above. Operating profit margin in Brazil decreased from 3.8% for year ended December 31, 2018 to 2.6% for the year ended December 31, 2019.

Americas

Operating profit in Americas decreased by $39.7 million, from a gain of $21.5 million for the year ended December 31, 2018 to a loss of $18.2 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by $37.0 million, impacted by the impairment mentioned above. Operating profit margin in Americas decreased from positive 3.0% for the year ended December 31, 2018 to negative 2.8% for the year ended December 31, 2019, due to the impacts mentioned above.

EMEA

Operating profit in EMEA decreased by $1.3 million, from $2.5 million for the year ended December 31, 2018 to $1.2 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by 49.3%. Operating profit margin decreased from 1.1% for the year ended December 31, 2018 to 0.5% for the year ended December 31, 2019.

Finance income

Finance income was $20.0 million for the year ended December 31, 2019, compared to $18.8 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, finance income increased by 46.1% during the year ended December 31, 2019, mainly due to the impacts of hyperinflation in Argentina. Excluding the impact of foreign exchange and the impact of the hyperinflation, finance income decreased 53.8%, due to a $5.5 million one-off gain in 2018 on our historical litigation provisions, with no cash impact, and lower average cash position.

Finance costs

Finance costs increased by $22.5 million, or 49.3%, from $45.6 million for the year ended December 31, 2018 to $68.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, finance costs increased by 56.4% during the year ended December 31, 2019. The increase in finance costs was driven by $17.5 million from the new accounting rule IFRS 16 adopted in 2019 and $10.1 million resulting from the one-off costs and interest expenses of the bond re-tap in April 2019, partially offset by lower costs related to debts that were prepaid in April 2019, using part of the funds from the bond re-tap.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $19.8 million, from a loss of $28.8 million for the year ended December 31, 2018 to a loss of $9.1 million for the year ended December 31, 2019, mainly due to the depreciation of the Euro (EUR), Argentinian Peso (ARS), Chilean Peso (CLP) and Brazilian Real (BRL) against the U.S. dollar that impacted our intercompany balances and therefore had no significant cash effect.

Income tax expense

Income tax expense for the years ended December 31, 2018 and 2019 totaled $13.4 million and $36.2 million, respectively. Income tax expense for the year ended December 31, 2019 contains a negative one-off tax impact of $37.8 million due to a Spain tax audit assessment signed in May 2019.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2018 and 2019 was a profit of $20.5 million and a loss of $80.7 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $31.3 million, or 17.0%, from $184.8 million for the year ended December 31, 2018 to $153.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, EBITDA decreased by 9.9%, reflecting the impairment of $30.9 million and $29.7 million in extraordinary items. The effect of the initial application of IFRS 16 for the year ended December 31, 2019 was $58.1 million. EBITDA margin excluding the impairment was 10.8%, 0.2 percentage point below guidance, mainly due to low-profitability programs with telcos in the first six months of 2019 (and returned in the second half of 2019).

Normalized Adjusted EBITDA Margin, excluding the initial application of IFRS 16, extraordinary items and impairment in Argentina was 9.1% for the year ended December 31, 2019, a 100bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, mainly reflecting lower volumes from Telefónica and the ramping up of new clients in Americas.

Brazil

Adjusted EBITDA in Brazil increased by $12.3 million, or 12.4%, from $99.4 million for the year ended December 31, 2018 to $111.7 million for the year ended December 31, 2019, which includes a $35.3 million positive impact of the initial application of IFRS 16 and $15.4 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 21.1%, due to the initial application of IFRS 16 and higher profitability with multisector customers, partially offset by lower profitability with Telefónica and the negative impact from extraordinary items.

Normalized Adjusted EBITDA Margin in Brazil, excluding the initial application of IFRS 16 and extraordinary items, was 11.1% for the year ended December 31, 2019, a 20bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, mainly due to lower margin programs with telcos that impacted the first six months of 2019 (and returned in the second half of 2019).

Americas

Adjusted EBITDA decreased by $41.1 million, or 55.9%, from $73.5 million for the year ended December 31, 2018 to $32.4 million for the year ended December 31, 2019, which includes a $18.5 million positive impact of the initial application of IFRS 16 and a $14.2 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased during this period by 51.9%. This decrease is due to (i) Goodwill Impairment impact of $30.9 million related to the Argentina subsidiary, as a consequence of the Macroeconomic crisis and hyperinflation in the country, (ii) Telefónica volume reduction in Peru and Chile and (iii) $10.3 million as partial insurance indemnity received in Puerto Rico in the year ended December 31, 2018.

Normalized Adjusted EBITDA Margin in Americas, excluding the initial application of IFRS 16, extraordinary items and impairment in Argentina was 8.9% for the year ended December 31, 2019, a 110bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, reflecting lower volumes with Telefónica in Peru and Chile and the ramping up of new programs in Colombia and Mexico.

EMEA

Adjusted EBITDA increased by $2.3 million, or 11.9%, from $19.5 million for the year ended December 31, 2018 to $21.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 18.3%, mainly due to the initial application of IFRS 16, partially offset by lower profitability with Telefónica and with certain multisector customers and the negative impact of extraordinary items.

Normalized Adjusted EBITDA Margin in EMEA, excluding the initial application of IFRS 16 and extraordinary items was 5.8% for the year ended December 31, 2019, a 230bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, due to lower profitability on specific programs in the first half of 2019 and lower volumes with Telefónica throughout the year.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 20, 2019.

B.       Liquidity and Capital Resources

We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2019, the total amount of credit available to us was $92.3 million under our Revolving Credit Facility, all of which remained undrawn as of December 31, 2019. In addition, we had cash and cash equivalents of $124.7 million.

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

As of December 31, 2019, our outstanding debt was $720.6 million, which includes $501.9 million of our 6.125% Senior Secured Notes due 2022, $1.2 million of financing provided by BNDES, $194.8 million of lease liabilities and $22.8 million of other bank borrowings, especially short-term financing for working capital needs.

For the year ended December 31, 2019, our cash flow from operating activities was $46.5 million, which includes interest paid of $48.7 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $95.3 million.

Cash Flows

As of December 31, 2019, we had cash and cash equivalents of $124.7 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2017	2018	2019

Cash flows from operating activities	114.5	81.2	46.5
Cash flows used in investing activities	(90.9)	(41.2)	(55.9)
Cash flows from/(used in) financing activities	(84.3)	(33.7)	5.0
Net increase/(decrease) in cash and cash equivalents	(60.8)	6.3	(4.4)
Effect of changes in exchange rates	8.6	(14.5)	(4.5)

For a discussion on the cash flow for the year ended December 31, 2018 compared to the year ended December 31, 2017, see on Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 20, 2019.

Cash Flows from Operating Activities

Years Ended December 31, 2019 Compared to Years Ended December 31, 2018

For the year ended December 31, 2019, cash provided by operating activities was $46.5 million compared to cash provided by operating activities of $81.2 million in the same period of prior year. The decrease is mainly due to the negative changes of $17.2 million in working capital resulting from contract renegotiations with Telefónica and the increase in labor and merger and re-arrange of sites expenses.

Cash Flows used in Investing Activities

Years Ended December 31, 2019 Compared to Years Ended December 31, 2018

For the year ended December 31, 2019, cash used in investing activities was $55.9 million compared to cash used in investing activities of $41.2 million in the same period of prior year, due to the $15.8 million acquisitions of minority interests in Interfile and RBrasil, offset by lower capex.

Cash Flows from/(used in) Financing Activities

Years Ended December 31, 2019 Compared to Years Ended December 31, 2018

For the year ended December 31, 2019 cash provided by financing activities was $5.0 million compared to cash used in financing activities of $33.7 million in the same period of prior year. This change is explained by a $100.0 million bond re-tap occurred in April 2019, offset by a $52.4 million of payments of lease liabilities, as a result of the adoption of IFRS 16.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2019, the ratio was 3.7 times. This financial covenant applies only as a restriction for certain actions (e.g. issuance a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2019, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2019 ($ in millions)
Senior Secured Notes	USD	2022	6.125%	501.9
BNDES	BRL	2022	Energy Efficiency Project: TJLP +2%	1.2
Lease Liabilities	BRL, USD	2023	8.0%-12.6%	194.8
Other Borrowings	BRL	2020	6.6%-8.9%	22.8
Total Debt				720.6

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A. closed an offering of a $400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of $12.0 million related to this new issuance were recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A. closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued a $400.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter into transactions with affiliates. As of December 31, 2019, we were in compliance with these covenants. The outstanding amount on December 31, 2019 is $502.0 million.

All interest payments are made on a half-yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2019, is $497.3 million.

The fair value hierarchy of the Senior Secured Notes is Level 1, as the fair value is based on the quoted market price at the reporting date.

Other Financial

On February 26, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7.1 million Euros, maturing on August 26, 2019, with an annual interest rate of 2.33%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in Euros, in the same amount of the loan agreement, and pays a variable interest rate at a rate per annum equal to the average daily rate of the One Day “over extragroup” – DI – Interbank Deposits (this rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30.0 million Brazilian Reais. The total outstanding balance was paid on the due date.

On August 20, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7.8 million Euros, maturing on February 18, 2020, with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in Euros, in the same amount of the loan agreement, and pays a variable interest rate at a rate per annum equal to the average daily rate of the One Day “over extragroup” – DI – Interbank Deposits (this rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35.0 million Brazilian Reais. As of December 31, 2019, the outstanding balance was $8.7 million.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80.0 million Brazilian reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $20.6 million as of December 31, 2018. The interest rate of the 2017 Santander Bank Credit Certificate equals the average daily rate of the One Day “over extra-group” – DI – Interbank Deposits (this rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed ever since, with next maturity date on March 2020 for an aggregate principal amount up 90.0 million Brazilian reais, equivalent to $22.3 million as of December 31, 2019. As of December 31, 2019, the outstanding balance was zero.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30.0 million Brazilian reais, maturing on October 26, 2019, with an annual interest rate of CDI plus 2.127% per annum. The total outstanding balance was renewed on equal terms, with the next maturity date on April 28, 2020. As of December 31, 2019, the outstanding balance was $7.5 million.

Revolving Credit Facility

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”), which provides borrowings capacity of up to $50.0 million and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the Collateral Agent, and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in Euros, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

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

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2019, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euros and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis and matures one year after the date of the Agreement. As of December 31, 2019, the outstanding amount under this facility was zero.

Brazilian Debentures

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance of BRL70.0 million (equivalent to approximately $22.1 million) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bears interest at a rate per annum equal to the average daily rate of the One Day “over extragroup” – DI – Interfinancial Deposits (this rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”), plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9.0%.

On April 15, 2019, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL57.3 million (equivalent to $15.3 million) plus interest accrued of BRL 2.7 million (equivalent to $0.7 million) and a BRL0.3 million (equivalent to $0.1 million) penalty fee due to early repayment.

Brazil BNDES Credit Facility

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) for an aggregate principal amount of BRL300.0 million (the “BNDES Credit Facility”), equivalent to $109.7 million as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•	Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.
•	Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described for tranches “A” and “B”.
•	Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described for tranches “A” and “B”.
•	Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract, including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	($ in millions)

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11.1	5.5	7.7	0.5	-	24.8
April 16, 2014	4.7	2.4	3.3	0.2	-	10.6
July 16, 2014	-	-	-	-	0.3	0.3
August 13, 2014	27.6	3.0	4.4	0.5	-	35.5
Subtotal 2014	43.4	10.9	15.4	1.2	0.3	71.2
March 26, 2015	5.8	1.4	2.0	0.2	-	9.4
April 17, 2015	12.0	3.0	4.3	0.3	-	19.6
December 21, 2015	7.2	1.8	-	-	0.2	9.2
Subtotal 2015	25.0	6.3	6.3	0.5	0.2	38.3
October 27, 2016	-	-	-	-	0.2	0.2
Subtotal 2016	-	-	-	-	0.2	0.2
Total	68.4	17.2	21.7	1.8	0.7	109.7

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A., with the proceeds from the BNDES Credit Facility. As of December 31, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, such as training, job search assistance and obtaining pre-approval of BNDES; (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,100 million Brazilian Reais, equivalent to $5.7 million as of December 31, 2018. The interest rate of this facility is the Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6.5 million Brazilian Reais (equivalent to $1.7 in million) were released under this facility.

As of December 31, 2019, the outstanding amount under BNDES Credit Facility was $1.2 million.

Lease liabilities

The present value of future lease liabilities is as follow:

	As of December 31,
	2018	2019
($ in millions)	Net carrying amount of asset

Up to 1 year	3.2	52.0
Between 1 and 5 years	2.4	142.7
Total	5.5	194.8

C.     Research and Development, Patents and Licenses, etc.

We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also allows us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention and no other registration or license is required for its use. As of December 2016, all the countries in which we operate have signed the Berne Convention. We do not have any other material intellectual property such as patents or licenses.

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

Trend for Further Outsourcing for CRM BPO Services

In recent years, companies have increasingly sought to outsource certain non-core business activities, such as customer care services and sales functions, especially in the regions in which we have significant business operations, including Latin America. This trend towards outsourcing non-core business activities has, in our view, principally been driven by rising costs, competitive pressures and increased operational complexity, resulting in the need for our clients to outsource these non-core business activities so they can focus on their core competencies. The penetration of individual clients in the market for CRM BPO services has increased significantly in recent years. We believe there are three main drivers of this increase: first, existing users of CRM BPO are outsourcing more of their CRM operations to specialist third-party BPO providers; secondly, new clients are adopting third party solutions for these services versus using in-house solutions, largely to take advantage of lower labor costs, specialist knowledge and cost efficiencies. Finally, we believe the digital transformation processes that our clients face provide opportunities for Atento to go deeper in the value chain of our clients and expand the range of services and solutions that we can deliver to these clients, thanks to our expanded digital and business process automatization capabilities.

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

Development of CRM BPO Solutions

This industry is in transition as more complex multi-channel, end-to-end and digital solutions are being outsourced, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross-sell our services as well as expand the range of services we provide by leveraging our digital capabilities. Our vertical industry expertise in telecommunications, banking and financial services and other customer-intensive industry verticals, allows us to develop tailored solutions for our clients, embedding us further into their value chain while we deliver impactful business results and increase the portion of our client’s CRM BPO services that we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward. Most recently we have expanded our digital, business process automatization and business process consulting capabilities to increase the value we can generate for our clients and to develop a wide range of innovative customer experience solutions adapted to the digital era.

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

New Pricing Models for Our CRM BPO Services

We operate in a competitive industry which, from time to time, exhibits pressure on pricing for CRM BPO services. We believe we have a strong track record in successful pricing negotiations with our clients by offering flexible pricing models with fixed pricing, variable pricing, and outcome-based pricing if certain performance indicators are achieved, depending on the type of CRM BPO services our clients purchase from us and their business objectives. We also believe that new contracts will increasingly be based on more outcome-based pricing and hybrid pricing models as means of making services more transparent, further driving demand for our CRM BPO services. In addition, our service contracts with most of our key clients include inflation-based adjustments to offset adverse inflationary effects which (depending on the movements in the applicable consumer price indices (“CPIs”) of the countries in which our clients operate) will have the effect of increasing, if the CPI of an applicable jurisdiction increases, or decreasing, if the CPI decreases, the employee benefit expenses which we can pass onto our clients. We believe that our flexible pricing models allow us to maximize our revenue in a price competitive environment while maintaining the high quality of our CRM BPO services.

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2019, 40.9% of our revenue from client groups other than the Telefónica S.A. came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2017, 2018 and 2019, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.1%, 98.3% and 94.5%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider, which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.     Off-Balance Sheet Arrangements

We do not have any offbalance sheet arrangements other than guarantees.

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

	As of December 31,
($ in millions)	2017	2018	2019
Guarantees
Financial, labor-related, tax and rental transactions	156.6	125.4	152.3
Other	165.6	257.8	198.3
Total	322.2	383.3	350.6

F.     Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, lease liabilities, operating lease obligations and other long-term liabilities as of December 31, 2019.

	As of December 31,
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	591.9	30.6	561.3	-	-
Lease liabilities	237.0	66.4	125.3	21.5	23.8
Derivative financial instrument	2.5	0.2	2.3		-
Total Obligations	831.4	97.2	688.9	21.5	23.8

Debt obligations are comprised of bonds and bank loans (as of December 31, 2019; see Note 17 to the Atento’s consolidated financial statements). The bonds consist of Senior Secured Notes, and bank loans are mainly comprised of Banco Nacional de Desenvolvimento Economico e Social (BNDES), Banco ABC and overdraft lines.

We enter into lease arrangements related to properties, furniture, tools and other tangible assets.

G.     Safe Harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Below is a list of the names and ages of Atento’s executive officers and directors and a brief account of the business experience of each of them.

Name	Age	Position
Carlos López-Abadía	57	Chief Executive Officer and Director
José Antonio de Sousa Azevedo (1)	46	Chief Financial Officer
Virginia Beltramini Trapero	47	Chief Legal Officer
Gustavo Tasner (3)	51	Chief Operations Officer and South America Regional Director
Catherine Jooste (2)	45	Commercial Director and US Nearshore Regional Director
Dimitrius de Oliveira	47	Brazil Regional Director
Rodrigo Fernando Llaguno Carranco	45	Mexico Director
José María Pérez Melber	48	Spain Director

(1) Joined as of November 11th, 2019.
(2) Joined as of January 2nd, 2020.
(3) Joined as of November 4th, 2019.

Name	Age	Position
Carlos López-Abadía	57	Director
Antonio Viana-Baptista	62	Director
David Danon	39	Director
Thomas Iannotti	62	Director
Stuart Gent	48	Director
Charles Megaw	49	Director
David Garner	62	Director
Vishal Jugdeb	43	Director

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

José Antonio de Sousa Azevedo, Chief Financial Officer. José Antonio de Sousa Azevedo joins Atento with 15 years of experience managing global financial operations from C-suite and Board positions. He has steered major financial turnarounds and corporate mergers at high-profile organizations while implementing financial and business development strategies that drove value for all stakeholders of these companies. Before joining Atento, Mr. Azevedo served as Chief Financial Officer and Investor Relations Officer at Unidas, Brazil’s largest fleet management provider and the country’s second-largest car rental company. From 2016 to 2017, he served as Country Manager Brazil for Softline Group, a leading global IT solutions and services provider focused on emerging markets. Prior to that role, Mr. Azevedo was Chief Executive Officer at Globalweb Data Services in 2015 and Chief Financial Officer at this company from 2014 to 2015. He also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013.Mr. Azevedo holds an MBA from Hamburg University, a BBA from the Automous University of Lisbon, and has CBA training in finance and management from Harvard University.

Virginia Beltramini Trapero, Chief Legal Officer. Virginia has more than thirteen years of experience in management positions in the legal field, in large companies from different sectors. Prior to joining Atento, she held the position of Director of Legal Advice, at Oesia, a multinational consultancy specialized in technology, present in Spain and Latin America, where she was responsible for the legal and corporate governance of the group. Previously, she held management positions at Grupo Lar and Metrovacesa, and worked as a lawyer for 5 years at the firm EY, at its offices in Madrid and New York. She joined Atento in July 2011 and from that date until March 2017 she held the position of Corporate Legal Director. As of March 2017, she was named General Counsel and Secretary of the Board. Virginia has a degree in Law and Legal Practice and a holds a Master's Degree in Legal Business Consulting from the IE Business School.

Gustavo Tasner, Chief Operations Officer and South America Regional Director, Has +25 years career leading business service operations in the North and Latin America regions. Before joining Atento, Mr. Tasner served 14 years at Capgemini, where he drove significant operational transformations, developed digital capabilities and held key positions, such as Head of Business Services Operations for the Americas overseeing 10 delivery centers in the US, Canada, Brazil and Guatemala and servicing 22 countries. Prior to that he was Head of LatAm Operations for Capgemini Business Services and lead Delivery Operations for Capgemini Latin America BPO division among others. Prior to Capgemini, Mr. Tasner spent 17 years in management roles in the financial services and automotive industries mainly, where he was actively involved in the development of high-profile finance and HR projects as well as company start-ups. Mr. Tasner holds a BA in Economics from Universidad Argentina de la Empresa (UADE), a Masters in Industrial Business Administration from Universidad Católica Argentina (UCA) & EOI (Madrid), and an Advanced Management Program certification from IAE Business School in Argentina.

Catherine Jooste, Chief Commercial Officer and USNS Director, has a successful career spanning over 20 years in the technology and consultancy industries. Before joining Atento, she worked as the Microsoft Offering General Manager at DXC Technology. Prior to that, she worked at companies such as Computer Sciences Corporation (CSC), Cognizant Technology Solutions, Systems West Computer Resources, Avanade and Accenture, always working to build and grow her teams successfully within the different global commitments with the clients. Catherine holds a Bachelor's of Science in Business Administration and Information System Management from the University of Florida.

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

Rodrigo Fernando Llaguno Carranco, Mexico Director. Rodrigo combines more than 15 years’ experience in leadership roles within large and medium-sized companies in Latin America with a strong focus on growth, customer services and contact centers. Before joining Atento, he held the position of Corporate Vice-President, Customer Experience at Aeromexico, where he was responsible for the customer experience strategy, service culture efforts, customer processes and analytics as well as customer care for the whole organization. From 2010 to 2016 he held the position of Vice-President, Customer Experience, at Avianca Holdings. Previously, he held leadership positions within the areas of customer services, marketing and sales in other aviation sector companies such as TACA Airlines and consumer products companies in Latin America. Rodrigo is a Chemical Engineer from the Monterrey Institute of Technology and Higher Education in Mexico, and has an MBA from Harvard Business School.

José María Pérez Melber, Spain Director. José María is a renowned professional with over twelve years’ general management experience in the services industry and the CRM/BPO sector in particular. He joined Atento in 2014 as Director of EMEA to lead all company activities in the region. Prior to joining Atento, José María Pérez worked as General Director of Operations and was a member of the Management Committee of Orange Spain, leading customer service, customer loyalty and retention, as well as billing and credit management at the company. José María was previously General Manager for Southern Europe, Latin America and North Africa for Transcom, a BPO/CRM sector company at which he worked for most of his career. Before joining Transcom, José María led marketing and customer relationships departments in the insurance sector for Mapfre and Hannover International. José María holds a degree in Business Administration from the Pontifical University of Salamanca.

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

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 3, 2017, Atento granted a new share-based payment arrangement to Board directors (for a total of 29,300 RSUs) that was vested in January 2019.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 886,187 RSUs) in a one-time award with a three-year vesting period.

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 1,065,220 RSUs) in a one-time award with a three-year vesting period.

As of January 4, 2019, a total of 1,161,870 TRSUs vested, related to 1,109,338 of the 2016 Plan, 29,300 of the 2017 Board directors plan and 23,232 of the 2018 Board directors plan.

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant (a total of 109,785 and 704,057 RSUs, respectively) for a total in a one-time award with a one-year vesting period.

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries (a total of 2,560,666 RSUs) in a one-time award with a three-year vesting period.

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

The approximate aggregated annual total cash received by all executive Board Director and Executive Officers for the year ended December 31, 2019, was $11.9 million.

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

D.     Employees

For the year ended December 31, 2019, our average and period end numbers of employees, excluding internships, were 149,129 and 145,101, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2017, 2018 and 2019.

	Yearly Average
	2017	2018	2019
Brazil	78,015	81,158	79,430
Americas	63,191	60,463	57,357
EMEA	10,534	11,345	12,267
Corporate	77	72	75
Total	151,817	153,038	149,129

For the year ended December 31, 2019, an average of 87.2% of our staff had permanent employment contracts as compared to an average of 89.0% as of December 31, 2017 and 88.1% as of December 31, 2018.

We believe that our people are key enablers to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing a culture that emphasizes teamwork, processes improvement and, most importantly, total dedication to our clients. Our distinctive culture is incorporated within all relationships and processes.

Our culture is sustained by four core values: (i) commitment, (ii) trust, (iii) passion and (iv) integrity. These values help us deliver on our mission to “make companies successful by guaranteeing the best customer experience for their clients”. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision.

As a result of that, we were named in 2019 one of the top 25 multinational companies globally to work for by Great Place to Work Institute. Because our solutions are delivered through over 149,000 employees, we are confident that our high levels of demonstrated employee satisfaction enable us to deliver a differentiated customer experience compared to our competitors and clients in-house.

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

Talent Attraction and Development

A specialized team ensures value generation through the incorporation of the required talent to realize the strategy of our company. Our methodology consists in a global selection process with common phases for each profile and a consistent methodology, as well as integrated selection tools and systems with well- defined criteria in identifying desired employee profiles. This integrated approach allows us to create a consistent selection process across geographies, promoting adherence of new employees to our core values, with the ultimate goal of improving business performance.

We develop a high performance workforce that drives organizational goals, promoting and facilitating individual and organizational effectiveness through the design and implementation of programs that reinforce Atento’s commitment to employee development and company enrichment. We also work to enhance Atento’s employee experience in order to count on the best and most engaged team, that guarantees business results and an excellent customer experience.

Employee Satisfaction

The level of employee satisfaction within the work environment is important to us. We participate in the “Great Place to Work” survey, held locally by the Great Place to Work Institute. The survey measures perceptions of employees about the work environment and allows comparison against other participating companies at certain local and regional levels. In 2019, we were recognized as one of the top 25 companies to work for according to Great Place to Work Institute’s ranking of the World’s Best Multinational Workplaces. Additionally, we have won numerous Great Place to Work recognitions regionally, in both South and Central America, and in the countries where we operate.

Labor/Collective Negotiation

We closely monitor the management of labor relations and it is an important element for the success of our business and results of operations.

As of December 31, 2019, we had in place collective bargaining agreements in six countries, including Argentina, Brazil, Chile, Uruguay, Mexico and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2019, 75.8% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated on every one-to-three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2019, we agreed to raise salaries 6.5% for all employees based in São Paulo and Rio de Janeiro.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2019, a 4.7% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 5.0% increase in 2018 and a 3.3% increase in 2017.

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

In June 27, 2019, the Management Incentive Plan was dissolved by its shareholders, being the shares pertaining to each of the eligible managers also liquidated.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2019 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of March 31, 2019. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.

As of December 31, 2019, Atento had 75,406,357 ordinary shares. The table below presents certain information of December 31, 2019, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers, and (iii) any person that were Executive Officer during 2019:

	Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder:
Atalaya PikCo S.C.A. (1)	48,520,671	64.34%
Santa Lucia S.A. Compania de Seguros y Reaseguros (2)	3,707,404	5.00%
Executive Officers and Directors:	-	-
Mauricio Montilha	94,684	1.12%
José Ignacio Cebollero	22,023	0.03%
Virginia Beltramini Trapero	2,387	0.003%
Mariano Castaños Zemborain	20,771	0.02%
Michael Flodin	10,836	0.01%
Dimitrius de Oliveira	-	-
Rodrigo Fernando Llaguno Carranco	-	-
Juan Enrique Gamé	68,893	0.09%
José María Pérez Melber	-	-
Vishal Jugdeb (3)	-	-
Antonio Viana-Baptista (4)	-	-
Thomas Iannotti	-	-
David Garner (5)	26,266	0.03%
Stuart Gent (6)	-	-
David Danon (7)	-	-
Charles Megaw (8)	-	-
All executive officers and directors as a group (16 persons)	-	-

(1)

The address for Atalaya PikCo S.C.A. is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg. Atalaya Luxco Topco S.C.A., a corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (“TopCo”), owns 99.99% of the equity interests of Atalaya PikCo S.C.A. (“PikCo”). Atalaya PikCo S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“PikCo GP”), is the general partner of PikCo. Atalaya Luxco S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“TopCo GP” and, together with PikCo, Topco and Pikco GP, the “LuxCos”), is the general partner of Topco. Topco GP is 50% owned by each of Bain Capital Fund X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Fund X”), and Bain Capital Europe Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Europe Fund”). Bain Capital Partners X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Partners X”), is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Partners Europe”), is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware (“BCI”), is the general partner of each of Bain Capital Partners X and Bain Capital Partners Europe. The governance, investment strategy and decision-making process with respect to the investments held by PikCo is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to the Ordinary Shares held by PikCo. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116. Ownership stake as of March 18, 2019.

(2)

Consists of ordinary shares beneficially owned by Santa Lucia S.A. Compania de Seguros y Reaseguros, Alpha Plus Gestora, S.G.I.I.C., S.A.U., Santa Lucia Vida y Pensiones, S.A., Compania de Seguros y Reaseguros, Unicorp Vida, Compania de Seguros y Reaseguros S.A., Caja Espana Vida, Compania de Seguros y Reaseguros S.A. based solely on information reported by such persons on a Schedule 13G filed with the SEC on August 24, 2018.  The business address of these persons is c/o Santa Lucia S.A. Compania de Seguros y Reaseguros Plaza de Espana, 15 Madrid, Spain 28008. Ownership stake as of August 24, 2018.

(3)	The address for Mr. Jugdeb is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(4)	The address for Mr. Viana is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(5)	The address for Mr. Garner is 716 Fields Lane Simpsonville, Kentucky 40067. Ownership stake as of March 18, 2019.
(6)	The address for Mr. Gent is Devonshire House, Mayfair Place, London, W1J 8AJ, United Kingdom.
(7)	The address for Mr. Danon is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
(8)	The address for Mr. Megaw is Da Vinci building, 4 rue Lou Hemmer, L-1748 Luxemburg Findel, Grand Duchy of Luxembourg.
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

We disagree with the proposed tax assessment and are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11st, 2020 CARF issued a partially favorable decision, ruling in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed.

We are subject to claims and lawsuits arising in the ordinary course of our business. We make provision for such claims and lawsuits in our annual financial statements to the extent that losses are deemed both probable and quantifiable.

Tax Litigation

As of December 31, 2019, Atento Brasil is party to 29 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is $36.5 million ($39.5 million on December 31, 2018).

Labor Litigation

Brazil

At December 31, 2019, Atento Brasil was involved in 9,408 labor-related disputes (11,486 labor as of December 31, 2018), being 9,197 of labor massive and 29 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $62.5 million ($47.1 million on December 31, 2018), of which $44.1 million Labor Massive-related, $1.5 million Labor Outliers-related and $16.8 million Special Labor cases related.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible”. In July 2019, Atento Argentina and OSECAC signed a settlement agreement and closed the litigation.

In addition, we are party to other various disputes with current and former employees in different jurisdictions.

Civil Litigation

As of December 31, 2019, Atento Brasil S.A. is party to 5 civil lawsuits ongoing for various reasons (7 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is $2.4 million ($5.6 million on December 31, 2018).

Dividend Distributions

Although we are well capitalized and have sufficient liquidity, our ability to pay dividends on our ordinary shares is limited in the near-term by the indenture governing our Senior Secured Notes (6% of the Company’s market value), and may be further restricted by the terms of any of our future debt or preferred securities. In addition, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

B.     Significant Changes

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2019.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

Closing Price ATTO - Annual Basis
	U.S. dollars per Share
Year	High	Low	Closing
2019	4.84	2.10	2.88
2018	10.45	3.55	4.01
2017	12.60	7.75	10.15
2016	10.10	6.90	7.65
2015	14.38	8.82	9.74

Closing Price ATTO - Quarterly Basis
	U.S. dollars per Share
2019	High	Low	Closing
Fourth Quarter	3.30	2.57	2.88
Third Quarter	3.47	2.10	2.78
Second Quarter	4.04	2.22	2.49
First Quarter	4.84	3.35	3.61

	U.S. dollars per Share
2018	High	Low	Closing
Fourth Quarter	7.96	3.55	4.01
Third Quarter	8.45	5.45	7.50
Second Quarter	8.35	6.45	6.85
First Quarter	10.45	7.60	7.80

Closing Price ATTO - Monthly Basis
	U.S. dollars per Share
Month	High	Low	Closing
March 2020	3.07	0.96	1.10
February 2020	3.43	2.62	2.97
January 2020	3.00	2.49	2.65
December 2019	2.94	2.57	2.88
November 2019	3.30	2.73	2.83
October 2019	3.07	2.57	3.00
September 2019	3.47	2.20	2.78

B.     Plan of Distribution

Not applicable.

C.     Markets

The Company’s ordinary shares trade on the NYSE under the symbol “ATTO”.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

The following is a summary of some of the terms of our ordinary shares, based on our articles of association and the Luxembourg Corporate Law. In this section we refer to our articles of association as amended and in effect as our “articles of association”.

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

Atento is registered with the Luxembourg Registry of Trade and Companies under number B.185.761. Atento has its registered office at 1, rue Hildegard Von Bingen, 1282 Luxembourg, Grand Duchy of Luxembourg.

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

Share Capital

As of December 31, 2019, our issued share capital amounts to €33,978.85, represented by 75,046,357 shares. All issued shares were fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

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

Our authorized share capital is determined by our articles of association and is set at €999,997,023.15, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders’ meeting subject to the necessary quorum and majority requirements (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”).

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

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months. The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the Company repurchased 1,106,158 shares at the total cost of $8.2 million. These shares are being held in treasury. During 2019, the Company repurchased 4,425,499 shares at the total cost of $11.1 million.

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

The annual ordinary general meeting of shareholders shall be held in Luxembourg at the registered office of the Company or at such other place in Luxembourg as may be specified in the convening notice of such meeting or by any telecommunications means as authorized by Luxemburg legislation pursuant the Covid-19 declaration of State of Emergency. If such day is a legal or banking holiday, the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices.

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

On November 2019, the parties agree on decreasing the minimum revenue thresholds for Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a Subsidiary of Telefónica, “Telefónica España”) and Atento Teleservicios España S.A.U. (entity fully owned by the provider “Atento España”), have entered into an agreement dated on November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services rendered to Telefónica España. Additionally, Telefónica España, will, subject to the conditions stated in such agreement, collaborate with certain amount to Atento España.

For a description of the MSA see “Item 4. Information on the Company—B. Business Overview—Our Clients—Telefónica S.A. Master Service Agreement” as well as the full text of the agreement and its amendment executed in November 2016, a copy of which is filed as Exhibit 4.5.

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

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 26.01% for the fiscal year ended 2018 and 26.01% for the fiscal year ended 2019 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law and by the Grand Ducal Decree of December 21, 2001 subject to anti-abuse rules and to the fulfillment of the conditions set forth therein.

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

I.      Subsidiary Information

Refer to Note 3t to the consolidated financial statements.

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

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2019, 0.2% of financial debt with third parties bore interests at variable rates, while at December 31, 2018 this amount was 7.4%. In both 2018 and 2019, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of December 31, 2019, there were no outstanding interest rate hedging instruments.

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

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date) and also a portion of the principal (until August 2020).

As of December 31, 2019, the estimated fair value of the cross-currency swaps totaled a net asset of $3.1 million (asset of $10.6 million as of December 31, 2018).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2019
FAIR VALUE	3,093
+10.0%	20,055
-10.0%	(17,678)

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

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018	2019
Cash and cash equivalents	141.8	133.5	124.7
Debt:
Senior Secured Notes	398.3	400.0	501.9
Brazilian Debentures	21.1	14.7	-
BNDES	50.4	24.0	1.2
Lease Liabilities (3)	10.5	5.5	194.8
Other Borrowings	6.0	15.5	22.8
Total Debt	486.3	459.8	720.6
Net Debt with third parties (1) (unaudited)	344.5	326.3	595.9
Adjusted EBITDA LTM (2) (*) (non-GAAP) (unaudited)	221.0	184.8	153.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.8x	3.9x

(1)

In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs and other items not related to our core results of operations. Excluding IFRS 16 effects, impairment of goodwill and extraordinary items, the Net Debt is $408.0 million and EBITDA LTM is $155.9 million, so leverage was 2.6x.

(3)

Consider the impact on December 31, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $187.9 million and $6.9 million of other financial leases.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of December 31, 2019, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report.

As result of the material weakness specifically related to controls over lease agreements, as detailed below, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019 the disclosure controls and procedures were not effective at the reasonable assurance level and, accordingly, are not (1) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of archiving the management’s objectives.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, as of December 31, 2019 the Management identified a material weakness in the internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that is a reasonable possibility that a material misstatement or annual interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related specifically to the lack of internal controls ensuring that lease agreements were registered in accordance with the new IFRS16 guidelines.

Based on the above mentioned the management conclude that que Company’s system of internal control over financial reporting was not effective as of December 31, 2019.

Remediation Plan for the Material Weakness

The management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness identified specifically relating to lease agreements. The management will implement the remediation plan as described below:

•	Inventory of all lease agreements gathering the necessary data, including, among others, lease terms, renewal options and payment.
•	Review the interest rate criteria.
•	Definition and formalization of new process and routines involving the accounting of the lease agreements.

The management believes that these actions will remediate the specific material weakness in internal control over financial reporting described above. These actions will be implemented until the next management internal control over financial report, when the Company expects the design review process will be concluded.

C.     Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019 dated April 16, 2020 and included herein expressed an adverse opinion on the effectiveness of internal control over financial reporting. This attestation report appears on page F-2.

D.     Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the years ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2019 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total feeds for services performed in 2018 and 2019 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young.

	Thousands of U.S. dollars
	2018	2019

Audit-fees (*)	1,715	1,341
Audit-related fees (**)	258	-
All other fees (***)	541	143
Total	2,514	1,484

All services and fees were pre-approved by the Audit Committee.

(*)       Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.

(**)     Audit-related fees: includes fees related to issue comfort letters.

(***)   Other fees in 2018 related to service of evaluating industries key trends and potential strategic for the Brazilian market and in 2019 services related to support Atento on its contract management process. The fees which were pre-approved by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities by us or our affiliates in 2019.

Atento S.A. – Buyback Program
Period	Total Number of Shares Purchased (3)	Average Price Paid per Share in USD (4)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs in 2019 (1) (5)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2)
June 2019	213,615	2.42	213,615
July 2019	275,547	2.45	489,162
August 2019	2,339,448	2.38	2,828,610
September 2019	335,596	2.94	3,164,206
October 2019	1,232,571	2.68	4,396,777
December 2019	28,722	2.77	4,425,499
Total	4,425,499	2.52	4,425,499	-

(1)

The buyback program, as approved by our Board of directors on July 30, 2018, for the period from July 31, 2018 to July 31, 2019. On July 22, 2019, our Board of Directors approved an extension of the authorization for the buyback program given last July 26, 2018 until next September 29, 2019. Furthermore, in the same Board meeting it was also approved the authorization from September 29,2019 to May 31, 2020 to repurchase shares for employees in compliance with the 2014 Omnibus Incentive plan of Atento.

(2)

The “Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs” refers to the Dollar value which may be repurchased in the period from July 31, 2018 to September 30, 2019 is zero. The Dollar value that may be repurchased for the period from July 31, 2018 to September 30, 2019 as approved by our board of directors was 30,000,000, but the program reached its end on September 30, 2019. After September 30, 2019 to May 31, 2020 the repurchase shares for employees must be in compliance with the 2014 Omnibus Incentive plan of Atento, with the limit of 1,300,607, with 39,314 shares that can be still acquired.

(3)

The “Total Number of Shares Purchased” was 213,615 in June 2019, 275,547 in July 2019, 2,325,900 in August 2019, 335,596 in September 2019, 1,1232,571 in October 2019 and 28,722 in December 2019. In 2018, The “Total Number of Shares Purchased” was 1,106,158.

(4)

The “Average Price Paid per Share in USD” was USD 2.42 in June 2019, USD 2.45 in July 2019, USD 2.38 in August 2019, USD 2.94 in September 2019, USD 2.68 in October 2019 and USD 2.77 in December 2019. In 2018, The “Average Price Paid per Share in USD” was USD 7.42.

(5)

The “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” in 2019 was 213,615 in June 2019, 489,162 in July 2019, 2,828,610 in August 2019, 3,164,206 in September 2019, 4,396,777 in October 2019 and 4,425,499 in December 2019. In 2018, The “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” was 1,106,158.

On February 4th, 2020, the shareholder’s meeting of the Company approved the renewal of the authorization to the Board of Directors to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital.

On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4th, 2020. The program authorized by the Board of Directors is limited to $30.0 million in up to 12 months, beginning March 2020. We believe the share treasury program approved by the Board of Directors as confidence in our business prospects moving forward.

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

Date: April 16, 2020

By:      /s/ Carlos López-Abadía

Name: Carlos López-Abadía

Title:  Chief Executive Officer

By:      /s/ José Antonio de Sousa Azevedo

Name: José Antonio de Sousa Azevedo

Title:  Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2020 expressed an adverse opinion thereon.

Adoption of IFRS 16

As discussed in Note 3u to the consolidated financial statements, the Company changed its method of accounting for leases in 2019, due to the adoption of IFRS 16 – Leases, using the modified retrospective method of adoption.

Basis for Opinion

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

April 16, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on Internal Control over Financial Reporting

We have audited Atento S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Atento S.A. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in the accompanying Management’s Report on Internal Control over Financial Reporting. Management has identified a material weakness in controls to prevent or detect material misstatements in the Company’s annual or interim financial statements on a timely basis related to the identification of contracts in the scope of IFRS 16 – Leases and the measurement of right-of-use assets and lease liabilities, applicable as from January 1, 2019.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated April 16, 2020, which expressed an unqualified opinion thereon.

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

April 16, 2020

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2018	2019
NON-CURRENT ASSETS		716,886	765,839

Intangible assets	6	211,202	160,041
Goodwill	7	154,989	119,902
Right-of-use assets	10	-	181,564
Property, plant and equipment	9	123,940	116,893
Non-current financial assets		95,531	82,158
Trade and other receivables	13	19,148	22,124
Other non-current financial assets	12	65,070	54,652
Derivative financial instruments	14	11,313	5,382
Other taxes receivable	20c)	6,061	5,650
Deferred tax assets	20b)	125,163	99,631

CURRENT ASSETS		496,467	538,772

Trade and other receivables		342,075	388,308
Trade and other receivables	13	315,654	359,599
Current income tax receivable	20c)	26,421	28,709
Other taxes receivable	20c)	19,975	24,664
Other current financial assets	12	891	1,094
Cash and cash equivalents	15	133,526	124,706

TOTAL ASSETS		1,213,353	1,304,611

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2018	2019
TOTAL EQUITY		340,092	207,020
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		8,541	-
OWNERS OF THE PARENT COMPANY		331,551	207,020

Share capital	19	49	49
Reserve for acquisition of non-controlling interest	19	(23,531)	-
Share premium	19	615,288	619,461
Treasury shares	19	(8,178)	(19,319)
Retained losses		(16,325)	(127,070)
Translation differences		(257,122)	(271,273)
Hedge accounting effects		8,404	(8,872)
Stock-based compensation		12,966	14,044

NON-CURRENT LIABILITIES		528,869	718,989

Deferred tax liabilities	20b)	30,221	20,378
Debt with third parties	17	408,426	633,498
Derivative financial instruments	14	682	2,289
Provisions and contingencies	21	51,174	48,326
Non-trade payables	18	14,391	11,744
Option for the acquisition of non-controlling interest		20,830	-
Other taxes payable	20c)	3,145	2,754

CURRENT LIABILITIES		344,392	378,602

Debt with third parties	17	51,342	87,117
Derivative financial instruments	14	-	167
Trade and other payables		274,000	272,547
Trade payables	18	76,912	71,676
Income tax payables	20c)	10,615	12,671
Other taxes payables	20c)	78,511	93,765
Other non-trade payables	18	107,962	94,435
Provisions and contingencies	21	19,050	18,771
TOTAL EQUITY AND LIABILITIES		1,213,353	1,304,611

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2017, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2017	2018	2019
Revenue	22a)	1,921,311	1,818,180	1,707,286
Other operating income	22b)	16,437	19,377	4,539
Other gains and own work capitalized	22c)	372	180	10,477
Operating expenses:
Supplies	22d)	(74,899)	(70,816)	(66,427)
Employee benefit expenses	22e)	(1,429,076)	(1,365,181)	(1,301,031)
Depreciation	22f)	(49,226)	(36,566)	(83,556)
Amortization	22f)	(55,195)	(58,679)	(57,226)
Changes in trade provisions		(627)	(1,032)	(3,730)
Impairment charges	8	-	-	(30,909)
Other operating expenses	22g)	(236,648)	(215,958)	(166,778)
OPERATING PROFIT		92,449	89,505	12,645

Finance income	22h)	7,858	18,843	20,045
Finance costs	22h)	(78,145)	(45,612)	(68,085)
Change in fair value of financial instruments	22h)	230	-	-
Net foreign exchange loss	22h)	(23,427)	(28,836)	(9,080)
NET FINANCE EXPENSE		(93,484)	(55,605)	(57,120)
(LOSS)/PROFIT BEFORE INCOME TAX		(1,035)	33,900	(44,475)
Income tax expense	20a)	(12,533)	(13,414)	(36,218)
(LOSS)/PROFIT FOR THE YEAR		(13,568)	20,486	(80,693)
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(16,790)	18,540	(81,306)
NON-CONTROLLING INTEREST		3,222	1,946	613
(LOSS)/PROFIT FOR THE YEAR		(13,568)	20,486	(80,693)
EARNINGS/(LOSS) PER SHARE:
Basic earnings/(loss) per share from continuing operations (in U.S. dollars)	24	(0.23)	0.25	(1.12)
Diluted earnings/(loss) per share from continuing operations (in U.S. dollars)	24	(0.23)	0.25	(1.12)

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)
For the years ended December 31, 2017, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2017	2018	2019
(Loss)/profit from continuing operations	(13,568)	20,486	(80,693)
Profit/(loss) for the year	(13,568)	20,486	(80,693)

Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Cash flow/net investment hedge	(26,329)	(1,190)	(10,346)
Exchange differences on translation of foreign operations	-	-	(6,930)
Tax effect on hedge	402	-	-
Translation differences	22,934	(88,754)	(14,953)
Other comprehensive income/(loss)	(2,993)	(89,944)	(32,229)
Total comprehensive income/(loss)	(16,561)	(69,458)	(112,922)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(19,251)	(69,709)	(112,733)
Non-controlling interest	2,690	251	(189)
Total comprehensive income/(loss)	(16,561)	(69,458)	(112,922)
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2017, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	-	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203
Comprehensive income/(loss) for the year	-	-	-	-	(16,790)	23,466	(25,927)	-	(19,251)	2,690	(16,561)
Loss for the year	-	-	-	-	(16,790)	-	-	-	(16,790)	3,222	(13,568)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	23,466	(25,927)	-	(2,461)	(532)	(2,993)
Dividends	-	-	-	-	(24,147)	-	-	-	(24,147)	(332)	(24,479)
Reserve for acquisition of non - controlling interest	-	-	-	(22,474)	-	-	-	-	(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	-	3,314	3,314	-	3,314
Non-controlling interest	-	-	-	-	-	-	-	-	-	7,836	7,836
Balance at December 31, 2017	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the year	-	-	-	-	18,540	(87,059)	(1,190)	-	(69,709)	251	(69,458)
Profit for the year	-	-	-	-	18,540	-	-	-	18,540	1,946	20,486
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(87,059)	(1,190)	-	(88,249)	(1,695)	(89,944)
Compensation of retained losses	-	(24,147)	-	-	24,147	-	-	-	-	-	-
Increase of share capital	1	-	-	-	-	-	-	-	1	-	1
Dividends	-	-	-	-	-	-	-	-	-	(1,186)	(1,186)
Stock-based compensation	-	-	-	-	-	-	-	5,551	5,551	-	5,551
Acquisition of treasury shares	-	-	(8,178)	-	-	-	-	-	(8,178)	-	(8,178)
Monetary correction caused by hyperinflation	-	-	-	-	35,524	-	-	-	35,524	-	35,524
Balance at December 31, 2018	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092
Comprehensive income/(loss) for the year	-	-	-	-	(81,306)	(14,151)	(17,276)	-	(112,733)	(189)	(112,922)
Loss for the year	-	-	-	-	(81,306)	-	-	-	(81,306)	613	(80,693)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(14,151)	(17,276)	-	(31,427)	(802)	(32,229)
Acquisition of non-controlling interest	-	-	-	23,531	(8,096)	-	-	-	15,435	(8,352)	7,083
Stock-based compensation	-	-	-	-	-	-	-	5,251	5,251	-	5,251
Shares delivered	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Acquisition of treasury shares	-	-	(11,141)	-	-	-	-	-	(11,141)	-	(11,141)
Monetary correction caused by hyperinflation	-	-	-	-	(21,343)	-	-	-	(21,343)	-	(21,343)
Balance at December 31, 2019	49	619,461	(19,319)	-	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2017	2018	2019
Operating activities
(Loss)/profit before income tax		(1,035)	33,900	(44,475)
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Amortization and depreciation	22f)	104,421	95,245	140,782
Impairment losses		-	-	30,909
Changes in trade provisions		627	1,656	3,730
Share-based payment expense		4,923	4,088	5,251
Change in provisions		4,364	11,124	33,917
Grants released to income	22b)	(860)	(1,000)	(1,165)
Losses on disposal of property, plant and equipment		4,106	1,568	190
Losses on disposal of financial assets		-	416	(2)
Finance income	22h)	(7,858)	(18,843)	(20,045)
Finance costs	22h)	78,145	45,612	68,085
Net foreign exchange differences	22h)	23,426	28,896	9,080
Change in fair value of financial instruments	22h)	(230)	-	-
Changes in other (gains)/losses and own work capitalized		2,423	(180)	(23,013)
		213,487	168,582	247,719

Changes in working capital:
Changes in trade and other receivables		(31,486)	(6,936)	(55,730)
Changes in trade and other payables		11,507	(259)	47
Other payables		(12,872)	(36,094)	(4,837)
		(32,851)	(43,289)	(60,520)

Interest paid		(76,496)	(49,477)	(48,737)
Interest received		49,014	674	1,406
Income tax paid		(20,587)	(20,446)	(31,308)
Other payments		(17,080)	(8,757)	(17,561)
		(65,149)	(78,006)	(96,200)
Net cash flows from operating activities		114,452	81,187	46,524
Investing activities
Payments for acquisition of intangible assets		(28,439)	(24,813)	(18,709)
Payments for acquisition of property, plant and equipment		(48,423)	(16,355)	(21,359)
Acquisition of subsidiaries, net of cash acquired	5	(14,512)	-	(15,827)
Proceeds from sale of PP&E and intangible assets		431	-	-
Net cash flows used in investing activities		(90,943)	(41,168)	(55,895)
Financing activities
Proceeds from borrowings from third parties		474,465	58,462	173,717
Repayment of borrowings from third parties		(534,460)	(81,675)	(101,479)
Payments of lease liabilities		-	-	(56,088)
Acquisition of treasury shares		-	(8,178)	(11,141)
Dividends paid		(24,353)	(2,318)	-
Net cash flows provided by/(used in) financing activities		(84,348)	(33,709)	5,009
Net (decrease)/increase in cash and cash equivalents		(60,839)	6,310	(4,362)
Foreign exchange differences		8,566	(14,546)	(4,458)
Cash and cash equivalents at beginning of year		194,035	141,762	133,526
Cash and cash equivalents at end of year		141,762	133,526	124,706

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017, 2018 and 2019
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

In 2019, the registered office of the Company has been moved to 1, Rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

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

2)   BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) prevailing at December 31, 2019. The consolidated financial statements have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina, and derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value.

The consolidated financial statements have been authorized for issue and publication by the Company's Management on April 16, 2020.

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

b) Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, “Statement of Cash Flows”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3c. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

3)   ACCOUNTING POLICIES

The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.

a)   Principles of consolidation, business combinations and goodwill

(i) Subsidiaries

Subsidiaries are all entities over which the Atento Group has control. The Atento Group controls an entity when the Atento Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Group, until the Group loses control of the entity.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income/(loss), statement of changes in equity and financial position.

(ii) Business combinations and goodwill

When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

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

Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, that are expected to benefit from the synergies arising in the business combination. Goodwill is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately taken to the statements of operations and may not be reversed (see Note 3h).

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

•

Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.

•

Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.

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

All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, with the exception of the effective portion of the differences on cash flows and net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the hedge settlement and disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

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

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The amortization charge on intangible assets is recognized in the consolidated statements of operations under “Amortization”.

Amortization methods and useful lives are revised annually at the end of each reporting period and, where appropriate, adjusted prospectively.

Customer base

Customer base acquired in a business combination is recognized at fair value at the acquisition date and have finite useful lives and are subsequently carried at cost less accumulated amortization, which has been estimated to be between seven and twelve years. The customer base relate to all agreements, tacit or explicit, entered into between the Atento Group and the former owner of the Atento Group and between the Atento Group and other customers, in relation to the provision of services, and that were acquired as part of the business combinations.

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally estimated to be between three and ten years. Maintenance cost of software is expensed as incurred.

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

Other intangible assets

Other intangible assets mainly include payment of loyalty incentives which are amortized on a straight-line basis over the term of the agreements which range from four to ten years.

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

i) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The Atento Group has classified all financial assets as amortized cost, except for derivative financial instruments.

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

Amortized cost financial assets include fixed maturity financial assets not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.

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

j) Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and are subsequently remeasured at their fair value.

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

n) Employee benefit

Share-based payments

Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units (“RSUs”) have been granted to selected employees, as described in Note 19.

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

 r) Leases (as lessee)

Until December 31, 2018, the Atento Group rented certain properties. Leases where the lessor does not transfer substantially all of the risks and benefits of ownership of the asset were classified as operating leases. Operating lease payments were recognized as an expense in the statements of operations on a straight-line basis over the lease term.

Those lease arrangements under which the Atento Group holds the significant risks and benefits inherent in owning the leased item were treated as finance leases. Finance leases were capitalized as an asset at the inception of the lease period and classified according to their nature. Finance leases were capitalized at the lower of the present value of the minimum lease payments agreed, and the fair value of the leased asset. Lease payments were proportionally allocated to the principal of the lease liability and to finance charges. Finance charges are reflected in the statements of operations over the lease term so as to achieve a constant rate of interest on the balance pending repayment in each period.

From January 1, 2019, the Group has adopted IFRS 16 Leases, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. As explained in Note 3u below, the Group has changed its accounting policy for leases where the Group is the lessee.

The Atento Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Atento Group as a lessee

The Atento Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

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

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting policies described in Note 3h. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

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

The details of Atento Group subsidiaries at December 31, 2017, 2018 and 2019 are as follow:

			% interest
Name	Registered address	Line of business	2017	2018	2019	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	100	Atento Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento Luxco 1. S.A.
Atalaya Luxco 3. S.à.r.l.	Luxembourg	Holding company	100	100	0	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	90	90	14.03	Atalaya Luxco 2. S.à.r.l.
			10	10	85.97	Atento Luxco 3. S.A. (2017 and 2018)/ Atento Luxco 1. S.A. (2019)
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333	83.3333	83.3333	Atento B.V.
			(Class A)	(Class A)	(Class A)
			16.6667	16.6667	16.6667	Atento Holding Chile. S.A.
			(Class B)	(Class B)	(Class B)
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	0.00424	Teleatento del Perú SAC.

Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	81.4885	81.4885	100	Atento Brasil. S.A.
			9.25	9.25	-	Flávio Luiz Rossetto
			9.25	9.25	-	Jorge Luiz Rossetto
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brasil)	Operation of call centers	50.00002	50.00002	100	Nova Interfile e Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	50.00002	100	Nova Interfile e Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	100	100	100	Atento Brasil. S.A.

At December 31, 2017, 2018 and 2019, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

u) New and amended standards adopted by the Group

The Atento Group applied IFRS 16 and IFRIC 23 for the first time in 2019. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

IFRS 16 Leases

IFRS 16 was issued in January 2016. It resulted in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The standard affected primarily the accounting for the group’s operating leases.

On January 1, 2019, lease commitments that the group recognized as right-of-use assets amount 184,099 thousand U.S. dollars, and lease liabilities in the same amount. The Group adopted IFRS 16 in accordance with the modified retrospective approach. The prior-year figures were not adjusted.

The consolidated statement of operations was impacted by a decrease of operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability.

The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018:

	December 31, 2018	IFRS 16	January 1, 2019
Assets
Right-of-use assets (*)	5,798	184,099	189,897
Liabilities (**)
Non-current liabilities
Lease liabilities	(2,369)	(132,551)	(134,920)
Current liabilities
Lease liabilities	(3,158)	(51,548)	(54,706)

(*) Recorded in property, plant and equipment as of December 31, 2018 (see Note 9).

(**) Recorded as lease liabilities in Debt with third parties (see Note 17).

The lease liabilities were discounted at the borrowing rate as at January 1, 2019.

Lease liabilities

Leases are shown as follows in the balance sheet as at December 31, 2019:

Assets	January 1, 2019	Additions/ (Disposals)	Payments	Interest	Translation difference	December 31, 2019

Right-of-use assets	208,526	49,261	-	-	(4,363)	253,424
(-) Accumulated depreciation	(18,629)	(53,507)	-	-	276	(71,860)
	189,897	(4,246)	-	-	(4,087)	181,564

Liabilities	January 1, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Translation difference	December 31, 2019
Current liabilities	54,706	29,474	(56,088)	18,307	(812)	6,440	52,027
Non-current liabilities	134,920	(1,592)	-	-	-	9,410	142,738
	189,626	27,882	(56,088)	18,307	(812)	15,850	194,765

The future lease liabilities payments are as follows:

	2020	2021	2022	2023	2024	Others	Total
Lease liabilities payments	66,415	52,134	41,069	32,079	21,481	23,826	237,004

IFRS 16 affected primarily the accounting for the group’s operating leases.

As at the reporting date, lease commitments that the group are recognized as right-of-use assets amount to 181,564 thousand U.S. dollars on December 31, 2019, and lease liabilities in the amount of 194,765 thousand U.S. dollars on December 31, 2019.

The consolidated statement of operation is impacted by a decrease of operating expenses and an increase of the amortization of the right-of-use assets and interest expenses on the lease liabilities.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

v) Standards issued but not yet effective

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

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2019, 0.2% of financial debt with third parties bore interests at variable rates, while at December 31, 2018 this amount was 7.4%. In both 2018 and 2019, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of December 31, 2019, there were no outstanding interest rate hedging instruments.

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

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date) and also a portion of the principal (until August 2020).

As of December 31, 2019, the estimated fair value of the cross-currency swaps totaled a net asset of 3,093 thousand U.S. dollars (asset of 10,630 thousand U.S. dollars as of December 31, 2018).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2019
FAIR VALUE	3,093
+10.0%	20,055
-10.0%	(17,678)

2019	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	85	306,366	96	-	-	-	10%	3,300.1	93	8	-	-
Euro - Dirham Moroccan	867	7,834	974	-	-	-	10%	9.7	811	(63)	-	-
Euro - Peruvian Nuevos Soles	315	1,176	354	-	-	-	10%	3.3	352	41	-	-
Euro - USD	1,453	1,615	1,615	-	-	-	10%	1.0	1,604	168	-	-
Chilean Pesos – USD	22,187	29	29	-	-	-	10%	0.0	23,865	2	-	-
Mexican Pesos – USD	26,205	1,371	1,371	-	-	-	10%	0.0	28,741	134	-	-
Brazilian Reais – USD	-	-	-	-	-	-	10%	0.2	-	-	-	-
Guatemalan Quetzal – USD	-	-	-	-	-	-	10%	0.1	-	-	-	-
Colombian Pesos – USD	688,974	204	204	13,664,913	4,170	4,170	10%	0.0	741,571	16	15,184,082	(464)
Peruvian Nuevos Soles - USD	17,864	5,395	5,395	1,914	577	577	10%	0.3	19,885	609	2,126	(64)
United States Dolar - Euro	-	-	-	-	-	-	10%	0.8	-	-	-	-
United States Dolar - MXN	-	-	-	-	-	-	10%	17.0	-	-	-	-
Chilean Pesos – Euro	-	-	-	-	-	-	10%	0.0	-	-	-	-

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

c) Liquidity risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be long enough to support business operation normal conditions (assuming that internal projections are met). A maturity schedule for the Atento Group’s financial liabilities is provided in Note 16.

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

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net financial debt with third parties at December 31, 2018 and 2019 is as follow:

	Thousands of U.S. dollars
	2018	2019
Senior Secured Notes (Note 17)	400,035	501,922
Brazilian bonds - Debentures (Note 17)	14,708	-
Bank borrowings (Note 17)	39,498	23,928
Lease liabilities (Note 17)	5,527	194,765
Less: Cash and cash equivalents (Note 15)	(133,526)	(124,706)
Net financial debt with third parties	326,242	595,909

5) ACQUISITION OF NON-CONTROLLING INTERESTS

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

On the basis of the above, the Company recognized a financial liability related to the potential for acquisition of non-controlling interest for an amount of 3,444 thousand Brazilian Reais (1,057 thousand U.S. dollars). The financial liability was initially recognized against specific reserve in equity. In the acquisition of non-controlling interest this reserve was reversed.

The exercise price of the call option will be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

On June 7, 2019, the Company acquired to the remaining interest of 18.51% of the shares of RBrasil.

The total amount paid for this acquisition was 1,738 thousand U.S. dollars.

b) Nova Interfile Holding Ltda

On June 9, 2017, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda, (“Interfile”) leading providers of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

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

On the basis of the above, the Company recognized a financial liability related to the potential acquisition of non-controlling interest of 74,401 thousand Brazilian Reais (22,474 thousand US dollars). The financial liability was recognized against specific reserve in equity, considering that these are transactions between shareholders. In the acquisition of non-controlling interest this reserve was reversed.

On May 17, 2019, the Company acquired to the remaining interest of 49.99998% of Interfile.

The total amount paid for this acquisition was 14,089 thousand U.S. dollars.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2018 and 2019 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2017	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2018
Cost
Development	4,696	2,081	(777)	-	(4,193)	2,852	431	5,090
Customer base	291,898	-	(411)	-	-	(38,285)	9,725	262,927
Software	158,035	53,035	(676)	5,182	7,618	(30,591)	2,363	194,966
Other intangible assets	65,253	6,091	(1,007)	(820)	2,679	(3,410)	276	69,062
Work in progress	462	927	-	-	244	(544)	-	1,089
Total cost	520,344	62,134	(2,871)	4,362	6,349	(69,979)	12,795	533,134
Accumulated amortization
Development	(691)	(181)	14	-	-	727	(516)	(647)
Customer base	(133,658)	(23,423)	150	-	-	18,461	(4,820)	(143,290)
Software	(93,905)	(28,992)	48	-	-	10,269	(1,265)	(113,845)
Other intangible assets	(37,517)	(6,085)	1,153	-	-	2,998	(708)	(40,159)
Total accumulated amortization	(265,771)	(58,681)	1,365	-	-	32,455	(7,309)	(297,941)
Impairment	(24,469)	(626)	-	-	-	1,104	-	(23,991)
Net intangible assets	230,104	2,827	(1,506)	4,362	6,349	(36,420)	5,486	211,202

	Thousands of U.S. dollars
	Balance at December 31, 2018	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2019
Cost
Development	5,090	184	(41)	(1)	-	(3,213)	434	2,453
Customer base	262,927	-	-	-	-	(5,202)	5,226	262,951
Software	194,966	1,065	(2,771)	507	12,623	(7,371)	2,386	201,405
Other intangible assets	69,062	-	(1,410)	52	-	(6,336)	279	61,647
Work in progress	1,089	-	(25)	(505)	-	(459)	-	100
Total cost	533,134	1,249	(4,247)	53	12,623	(22,581)	8,325	528,556
Accumulated amortization
Development	(647)	(154)	41	-	-	251	(148)	(657)
Customer base	(143,290)	(22,570)	-	(234)	-	2,083	(1,434)	(165,445)
Software	(113,845)	(25,025)	2,212	-	-	2,425	(370)	(134,603)
Other intangible assets	(40,159)	(9,477)	83	181	-	4,705	(223)	(44,890)
Total accumulated amortization	(297,941)	(57,226)	2,336	(53)	-	9,465	(2,175)	(345,594)
Impairment	(23,991)	-	-	-	-	1,070	-	(22,921)
Net intangible assets	211,202	(55,977)	(1,911)	-	12,623	(12,046)	6,150	160,041

“Customer base” represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

Of the total customer base in 2019, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 172,035 thousand U.S. dollars, while the remaining amount relates to other customers.

In terms of geographic distribution, the customer base corresponds to businesses in Brazil (107,102 thousand U.S. dollars), Spain (49,588 thousand U.S. dollars) net of impairment, Mexico (50,213 thousand U.S. dollars), Peru (15,941 thousand U.S. dollars), Colombia (3,080 thousand U.S. dollars), Chile (8,353 thousand U.S. dollars) and Argentina and Uruguay (5,753 thousand U.S. dollars).

In 2018, the additions are mainly related to acquisition by Atento of the rights to software’s use of 38,500 thousand U.S. dollars and development of software’s Visibility and Control, Digital Voice & Operations Systems in Atento Brasil in the amount of 4,600 thousand U.S. dollars.

“Other intangible assets” mainly include payment of loyalty incentives established with customers of the Atento Brasil S.A. and the intangible asset arising from the directory services business in Atento Teleservicios España.

In 2018, was recognized the impairment of 626 thousand U.S. dollars relating to other intangible assets in Spain.

7)  GOODWILL

Goodwill was mainly generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A and on December 30, 2014 from the acquisition of CBCC. On September 2, 2016, additional goodwill was generated from the acquisition of RBrasil on June 9, 2017 an additional goodwill from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars was recorded in Brazil.

The breakdown and changes in goodwill in 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	12/31/2017	Hyperinflation	Translation differences	12/31/2018	Hyperinflation	Translation differences	Impairment (Note 8)	12/31/2019
Peru	30,269	-	(1,200)	29,069	-	543	-	29,612
Chile	18,780	-	(2,172)	16,608	-	(1,091)	-	15,517
Colombia	6,284	-	(514)	5,770	-	(48)	-	5,722
Mexico	1,842	-	2	1,844	-	77	-	1,921
Brazil	79,790	-	(11,672)	68,118	-	(2,636)	-	65,482
Argentina	16,179	25,577	(8,176)	33,580	11,415	(12,438)	(30,909)	1,648
Total	153,144	25,577	(23,732)	154,989	11,415	(15,593)	(30,909)	119,902

8)  IMPAIRMENT OF ASSETS

As of December 31, 2019, the impairment assessment on goodwill performed by the Atento Group’s management indicated that the carrying amount of goodwill is recoverable, except for Argentina. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

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

At December 31, 2018, the tests conducted did not identify any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used. At December 31, 2019, all CGUs, except Argentina, passed in the impairment tests with projections to support all assets. We wrote-off those assets in Argentina in 2019.

In Argentina, with the deterioration of the economic situation, discount rates increased significantly, making discounted cash flow of the operations not enough to cover its asset base. The test resulted in an impairment of 30,909 thousand U.S. dollars.

The pre-tax discount rates, which factor in country and business risks, and the projected growth rates were as follow:

	Discount rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2018	14.10%	14.07%	12.46%	9.75%	10.49%	53.04%
December 2019	10.80%	12.09%	10.42%	9.49%	8.36%	70.20%

	Growth rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2018	3.70%	3.00%	3.30%	1.40%	2.50%	34.20%
December 2019	4.81%	5.47%	6.40%	7.11%	6.41%	30.29%

The recoverable amounts per country were as follow:

Thousand U.S. dollars	Recoverable amounts
	Brazil (*)	Mexico	Colombia	Peru	Chile	Argentina

December 2018	763,449	47,732	74,267	389,208	98,318	78,276
December 2019	789,676	137,047	232,483	308,800	304,139	5,538

(*) The total recoverable amount of 2018 is composed by 37,429 thousand U.S. dollars from the acquisition of RBrasil, 77,126 thousand U.S. dollars from the acquisition of Interfile and 648,894 thousand U.S. dollars from Atento Brasil. For 2019, the total recoverable amount is composed by 85,980 thousand U.S. dollars from the acquisition of RBrasil, 57,342 thousand U.S. dollars from the acquisition of Interfile and 646,354 thousand U.S. dollars from Atento Brasil.

In the event of a 3% increase in the discount rate used to calculate the recoverable amount of the abovementioned CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount, except for Mexico where an impairment would not occur with an increase in the discount rate up to 1.5%. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to keep constant for the five years in each country, with all other variables remaining unchanged, the recoverable amount from each cash generating unit would continue to be higher than its corresponding carrying amount.

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

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2017	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2018
Cost
Buildings	11,443	-	(1)	-	-	(514)	1,201	12,129
Plant and machinery	8,659	55	(59)	-	-	(468)	-	8,187
Furniture, tools and other tangible assets	329,058	15,154	(18,204)	952	6,978	(39,390)	-	294,548
PP&E under construction	19,008	12,542	(963)	(5,314)	(13,327)	10,474	-	22,420
Total cost	368,168	27,751	(19,227)	(4,362)	(6,349)	(29,898)	1,201	337,284
Accumulated depreciation
Buildings	(3,878)	(396)	-	-	-	316	(467)	(4,425)
Plant and machinery	(5,687)	(1,010)	-	-	-	365	-	(6,332)
Furniture, tools and other tangible assets	(206,408)	(35,160)	18,749	-	-	20,232	-	(202,587)
Total accumulated depreciation	(215,973)	(36,566)	18,749	-	-	20,913	(467)	(213,344)
Property, plant and equipment	152,195	(8,815)	(478)	(4,362)	(6,349)	(8,985)	734	123,940

			Thousands of U.S. dollars
	Balance at December 31, 2018	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2019
Cost
Buildings	12,129	-	236	(302)	-	-	(1,302)	651	11,412
Plant and machinery	8,187	-	95	(123)	(574)	-	(114)	-	7,471
Furniture, tools and other tangible assets	294,548	(24,427)	19,687	(10,801)	21,319	4,119	(3,227)	-	301,218
PP&E under construction	22,420	-	38,803	(163)	(20,929)	(16,742)	(8,510)	-	14,879
Total cost	337,284	(24,427)	58,821	(11,389)	(184)	(12,623)	(13,153)	651	334,980
Accumulated depreciation
Buildings	(4,425)	-	(107)	-	-	-	888	(361)	(4,005)
Plant and machinery	(6,332)	-	(741)	155	-	-	78	-	(6,840)
Furniture, tools and other tangible assets	(202,587)	18,629	(29,201)	866	184	-	4,867	-	(207,242)
Total accumulated depreciation	(213,344)	18,629	(30,049)	1,021	184	-	5,833	(361)	(218,087)
Property, plant and equipment	123,940	(5,798)	28,772	(10,368)	-	(12,623)	(7,320)	290	116,893

Additions for 2018 mainly represent the construction of a new site in Puerto Rico in the amount of $6,600 thousand of US dollars, the construction of new sites in Mexico (Azafran and Centro Histórico), remodeling of existing sites and equipment’s in the amount of $7,400 thousand of U.S. dollars, and implementation of a new site, remodeling of existing ones and equipment’s in the amount in Atento Brasil in the amount of $5,600 thousand of U.S. dollars.

For 2019, the additions reflect mainly the new operations and remodeling in Atento Brasil in the amount of 32,415 thousand U.S. dollars. In Americas there are 5,907 thousand U.S. dollars due to Atento Mexico sites remodeling for attending new clients, 2,409 thousand U.S. dollars in software’s licenses and equipment’s for Atento Peru and 2,335 thousand U.S. dollars in sites remodeling and equipment’s for Atento Colombia.

No impairment was recognized on items of property, plant and equipment in 2018 and 2019.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2018 and 2019.

10) LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars
	Net carrying amount of asset
	2018 (*)	2019

Furniture, tools and other tangible assets	4,815	6,512
Plant and machinery	983	495
Buildings	-	174,557
Total	5,798	181,564

(*) Recorded in property, plant and equipment as of December 31, 2018 (see Note 9).

11) FINANCIAL ASSETS

As of December 31, 2018 and 2019 all the financial assets of the Company are classified as amortized cost. As of December 31, 2018, all Cross-Currency Swaps were designated as Net Investment Hedges, except for the BRL/USD Cross Currency Swap. As of December 31, 2019, the BRL/USD Cross Currency Swap was also designated as Net Investment Hedge.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 258,313 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018	2019
Other non-current receivables (*)	13,232	9,457
Non-current guarantees and deposits	51,838	45,195
Total non-current	65,070	54,652
Other current receivables	272	76
Current guarantees and deposits	619	1,018
Total current	891	1,094
Total	65,961	55,746

(*) “Other non-current receivables” as of December 31, 2018 and 2019 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

13) TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2018 and 2019 is as follow:

	Thousands of U.S. dollars
	2018	2019
Non-current trade receivables	6,430	6,321
Other non-financial assets (*)	12,718	15,803
Total non-current	19,148	22,124
Current trade receivables	279,926	334,949
Other receivables	8,439	5,953
Prepayments	18,332	12,675
Personnel	8,957	6,022
Total current	315,654	359,599
Total	334,802	381,723

(*) "Other non-financial assets" as of December 31, 2019 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars
	2018	2019

Trade receivables	288,531	347,703
Allowances of trade receivables	(2,175)	(6,433)
Trade receivables, net	286,356	341,270

As of December 31, 2019, trade receivables not yet due for which no allowance has been made amounted to 311,552 thousand U.S. dollars (263,605 thousand U.S. dollars as of December 31, 2018).

As of December 31, 2019, trade receivables due for which no allowance has been made amounted to 26,999 thousand U.S. dollars (22,751 thousand U.S. dollars as of December 31, 2018). These balances relate to certain customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2018	14,704	1,026	2,691	4,330	22,751
12/31/2019	22,606	1,224	1,233	1,936	26,999

Changes in allowances of trade receivables in 2018 and 2019 were as follow:

	Thousands of U.S. dollars
	2018	2019
Opening balance	(6,099)	(2,175)
Allowance of trade receivables	(1,854)	(4,588)
Reversal	824	277
Write off	3,031	-
Translation differences	1,923	53
Total	(2,175)	(6,433)

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018		2019
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps - net investment hedges	11,313	-	5,382	(2,289)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(682)	-	(167)
Total	11,313	(682)	5,382	(2,456)

Non-current portion	11,313	(682)	5,382	(2,289)
Current portion	-	-	-	(167)

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

On March 5, 2018, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 10,092 thousand U.S. dollars at a fixed rate of 3.40% exchanged to a 33,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 2.10% per annum.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL-denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as “permanent in equity” (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity’s net investment in that foreign operation) and, as a consequence, the changes arising from the foreign exchange rate is recorded in other comprehensive income.

At December 31, 2017, 2018 and 2019, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2017

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	(1,212)	-	(781)	954	-
					(1,212)	-	(781)	954	-

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Nov-17	USD	BRL	12,232	-	-	-	(1,863)	-

Goldman Sachs	Aug-22	BRL	USD	754,440	748	-	-	-	(748)
					748	-	-	(1,863)	(748)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset/(liability)	Other comprehensive income	Change in OCI	Income statement - Finance Cost	Income statement - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	22-Aug	EUR	USD	34,109	(382)	382	(382)	-	-
Goldman Sachs	22-Aug	MXN	USD	1,065,060	7,256	(7,256)	7,256	-	-
Goldman Sachs	22-Aug	PEN	USD	194,460	(4,758)	4,758	(4,758)	-	-
Santander	20-Jan	USD	EUR	20,000	-	1,742	(2,522)	-	88
Santander	20-Jan	USD	MXN	11,111	-	(2,113)	(2,411)	-	21
Goldman Sachs	20-Jan	USD	EUR	48,000	-	3,587	(5,452)	-	217
Goldman Sachs	20-Jan	USD	MXN	40,000	-	(7,600)	(8,671)	-	(47)
Nomura International	20-Jan	USD	MXN	23,889	-	(4,357)	(5,358)	-	105
Nomura International	20-Jan	USD	EUR	22,000	-	1,620	(2,476)	-	99
Goldman Sachs	18-Jan	USD	PEN	13,800	84	19	(59)	-	6
BBVA	18-Jan	USD	PEN	55,200	-	71	(229)	-	23
Goldman Sachs	18-Jan	USD	COP	7,200	89	(88)	(19)	-	(1)
BBVA	18-Jan	USD	COP	28,800	-	(359)	(65)	-	7
					2,289	(9,594)	(25,146)	-	518
Total					1,825	(9,594)	(25,927)	(909)	(230)

Derivative financial instrument-asset					8,177
Derivative financial instrument-liability					(6,352)

2018

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	-	-	-	-	972
					-	-	-	-	972

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	6,020	-	-	-	(4,302)
					6,020	-	-	-	(4,302)

Cross-currency swap- Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement - Finance Cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	22-Aug	EUR	USD	34,109	189	-	(257)	640	-
Goldman Sachs	22-Aug	MXN	USD	1,065,060	6,025	(922)	(3,094)	(4,163)	-
Goldman Sachs	22-Aug	PEN	USD	194,460	-	(682)	2,413	2,333	-
Santander	20-Jan	USD	EUR	20,000	-	-	1,742	-	-
Santander	20-Jan	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	20-Jan	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	20-Jan	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	20-Jan	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	20-Jan	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	18-Jan	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	18-Jan	USD	COP	7,200	-	-	(80)	-	-
BBVA	18-Jan	USD	PEN	55,200	-	-	71	-	-
BBVA	18-Jan	USD	COP	28,800	-	-	(359)	-	-
					6,214	(1,604)	(8,405)	(1,190)	-
Total					12,234	(1,604)	(8,405)	(1,190)	(3,330)

Derivative financial instrument-asset					11,313
Derivative financial instrument-liability					(682)

2019
Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Aug-20	USD	BRL	12,232	8,740	(8,907)	-	-	-
					8,740	(8,907)	-	-	-

Derivative financial instrument - liability					(167)

	Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	447	-	(714)	457	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	6,696	(6,543)	4,014	(7,108)	-
Goldman Sachs	Aug-22	PEN	USD	194,460	2,689	(4,898)	5,124	(2,710)	-
Goldman Sachs	Aug-22	BRL	USD	754,440	4,782	-	812	(812)	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	135	(148)	99	(99)	(3,545)
Morgan Stanley	Aug-22	USD	PEN	66,000	13	(80)	74	(74)	(1,815)
					14,762	(11,669)	1,942	(10,346)	(5,360)

Derivative financial instrument - asset					5,382
Derivative financial instrument - liability					(2,289)

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	2018	2019
Deposits held at call	100,706	96,978
Short-term financial investments	32,820	27,728
Total	133,526	124,706

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2018 and 2019 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value through profit or loss.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2018 and 2019, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2018 and 2019 are as follow:

2018	Thousands of U.S. dollars
	Maturity (years)
	2019	2020	2021	2022	2023	More than 5 years	Total

Senior Secured Notes	24,500	24,500	24,500	424,500	-	-	498,000
Brazilian bonds—Debentures	4,698	4,378	4,091	3,759	1,721	-	18,647
Lease liabilities	3,785	1,691	794	384	-	-	6,654
Bank borrowings	36,176	3,726	474	372	-	-	40,748
Trade and other payables	184,886	14,391	-	-	-	-	199,277
Total financial liabilities	254,045	48,686	29,859	429,015	1,721	-	763,326

2019	Thousands of U.S. dollars
	Maturity (years)
	2020	2021	2022	2023	2024	More than 5 years	Total

Senior Secured Notes	30,625	30,625	530,625	-	-	-	591,875
Lease liabilities	66,415	52,134	41,069	32,079	21,481	23,826	237,004
Bank borrowings	23,248	449	351	-	-	-	24,048
Trade and other payables	166,111	11,744	-	-	-	-	177,855
Total financial liabilities	286,399	94,952	572,045	32,079	21,481	23,826	1,030,782

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018	2019
Senior Secured Notes	390,507	490,012
Brazilian bonds—Debentures	11,163	-
Bank borrowing	4,387	748
Lease liabilities	2,369	142,738
Total non-current	408,426	633,498
Senior Secured Notes	9,528	11,910
Brazilian bonds—Debentures	3,545	-
Bank borrowing	35,111	23,180
Lease liabilities	3,158	52,027
Total current	51,342	87,117
TOTAL DEBT WITH THIRD PARTIES	459,768	720,615

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due in August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2019, we were in compliance with these covenants. The outstanding amount on December 31, 2019 is 501,922 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2019, is 497,307 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

		Thousands of U.S. dollars
		2018			2019
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	390,507	9,528	400,035	490,012	11,910	501,922

Debentures

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance costs of 70,000 thousand Brazilian Reais (equivalent to approximately 22,096 thousand U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page, plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%.

On April 15, 2019, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL57.3 million (equivalent to $15.3 million) plus interest accrued of BRL 2.7 million (equivalent to $0.7 million) and BRL0.3 million (equivalent to $0.1 million) of penalty fee due to early repayment.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate
Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo — TJLP)

Each tranche intends to finance different purposes, as described below:

•	Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program– BNDES Prosoft.
•	Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.
•	Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.
•	Tranche E: investments in social projects to be executed by Atento Brasil S.A.

	(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11,100	5,480	7,672	548	-	24,800
April 16, 2014	4,714	2,357	3,300	236	-	10,607
July 16, 2014	-	-	-	-	270	270
August 13, 2014	27,584	3,013	4,430	477	-	35,504
Subtotal 2014	43,398	10,850	15,402	1,261	270	71,181
March 26, 2015	5,753	1,438	2,042	167	-	9,400
April 17, 2015	12,022	3,006	4,266	349	-	19,643
December 21, 2015	7,250	1,807	-	-	177	9,234
Subtotal 2015	25,025	6,251	6,308	516	177	38,277
October 27, 2016	-	-	-	-	242	242
Subtotal 2016	-	-	-	-	242	242
Total	68,423	17,101	21,710	1,777	689	109,700

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

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

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

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 5,458 thousand U.S. dollars as of December 31, 2019. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars) were released under this facility.

As of December 31, 2019, the outstanding amount under BNDES Credit Facility was 1,158 thousand U.S. dollars.

The fair value as of December 31, 2019 calculated based on discounted cash flow is 1,077 thousand U.S. dollars.

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

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of December 31, 2019, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of December 31, 2019, the outstanding amount under this facility was zero.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 26, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,052 thousand Euros maturing on August 26, 2019 with an annual interest rate of 2.33%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On August 20, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. As of December 31, 2019, the outstanding balance was 8,739 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 20,646 thousand U.S. dollars as of December 31, 2018 The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed ever since, with next maturity date on March 2020 for an aggregate principal amount up 90,000 thousand Brazilian reais, equivalent to 22,329 thousand U.S. dollars as of December 31, 2019. As of December 31, 2019, the outstanding balance was zero.

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit agreement with Banco de America Central S.A. (BAC) for an aggregate principal amount of up to 1,600 thousand U.S. dollars with a 1-year maturity, with an annual interest rate of 8.0% per annum. The facility was renewed in 2018 and 2019 in equal terms. As of December 31, 2019, the outstanding balance was 805 thousand U.S. dollars.

On March 13, 2019, Atento Brasil S.A. entered into a financing agreement with Banco Santander Brasil (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 23,254 thousand Brazilian reais, maturing on March 9, 2020, with an annual interest rate of 8.9% per annum. As of December 31, 2019, the outstanding balance was 5,769 thousand U.S. dollars.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian reais, maturing on October 26, 2019 with an annual interest rate of CDI plus 2.127% per annum. The total outstanding balance was renewed on equal terms, with next maturity date on April 28, 2020. As of December 31, 2019, the outstanding balance was 7,457 thousand U.S. dollars.

a)     Financing activities

See below the changes in debt with third parties arising from financing activities:

2017	Thousands of U.S. dollars
	December 31, 2016	Cash flows from/(used in financing activities)		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2017
		New borrowing	Amortization

Senior Secured Notes	303,350	400,000	(300,000)	-	23,609	(23,361)	(5,252)	-	398,346
Brazilian bonds - Debentures	156,596	22,320	(162,591)	-	15,373	(15,331)	837	3,851	21,055
Lease liabilities	3,636	-	(2,816)	10,302	425	(425)	-	(624)	10,498
Other borrowings	71,353	52,145	(69,053)	-	5,485	(5,051)	-	1,513	56,392
Total	534,935	474,465	(534,460)	10,302	44,892	(44,168)	(4,415)	4,740	486,291

2018	Thousands of U.S. dollars
	December 31, 2017	Cash flows from/(used in financing activities)		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2018
		New borrowing	Amortization

Senior Secured Notes	398,346	-	-	-	24,500	(24,500)	2,245	(556)	400,035
Brazilian bonds - Debentures	21,055	-	(3,543)	-	1,809	(1,920)	(118)	(2,575)	14,708
Lease liabilities	10,498	-	(4,221)	-	856	(856)	-	(750)	5,527
Other borrowings	56,392	58,462	(73,911)	-	3,491	(6,283)	-	1,347	39,498
Total	486,291	58,462	(81,675)	-	30,656	(33,559)	2,127	(2,534)	459,768

2019	Thousands of U.S. dollars
	December 31, 2018	Cash flows from/(used in financing activities)		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2019
		New borrowing	Amortization

Senior Secured Notes	400,035	100,170	-	-	29,779	(27,563)	(499)	-	501,922
Brazilian Debentures	14,708	-	(14,513)	-	441	(676)	(295)	335	-
Lease liabilities	5,527	-	(56,088)	211,981	18,307	(812)	-	15,850	194,765
Other borrowings	39,498	73,547	(86,966)	-	2,728	(2,258)	-	(2,621)	23,928
Total	459,768	173,717	(157,567)	211,981	51,255	(31,309)	(794)	13,564	720,615

(*) For the purposes of the statements of cash flows, it is classified as "interest paid" in operating activities.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018	2019
Other payables	13,744	10,261
Suppliers	647	1,483
Total non-current non-trade payables	14,391	11,744
Suppliers	74,616	71,311
Advances	2,296	365
Total current trade payables	76,912	71,676
Suppliers of fixed assets	26,003	21,276
Personnel	67,644	67,208
Other payables	13,526	4,806
Advances from customers	789	1,145
Total current other non-trade payables	107,962	94,435
Total current	184,874	166,111
Total	199,265	177,855

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2019, share capital was 49 thousand U.S. dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,827 as of December 31, 2018), divided into 75,406,357 shares (75,070,926 shares in December 31, 2018). PikCo owns 64.34% of ordinary shares of Atento S.A.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357.

Reserve for acquisition of non-controlling interest

Refers to options attributable to Atento Brasil S.A. in the acquisition of RBrasil and Interfile in the total amount of 23,531 thousand U.S. dollars as of December 31, 2018.

On May 17, 2019 and June 7, 2019, the Company acquired remaining shares of Interfile and RBrasil, respectively, and therefore the reserve for acquisition of non-controlling interest was written off.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 4, 2019, the Company vested the total of 1,161,870 TRSUs, corresponding to 4,173 thousand of U.S. dollars.

Treasury shares

During 2018, Atento S.A. repurchased 1,106,158 shares at a cost of 8,178 thousand of U.S. dollars and an average price of $7.39. In 2019, Atento S.A. repurchased 4,425,499 shares at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52. As of December 31, 2019, Atento S.A. had 5,531,657 shares in treasury (1,106,158 shares as of December 31, 2018).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2018 and 2019, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

As discussed on Note 14, on January 1, 2019 Atento formalized at a meeting of the “Board of Directors”, took place on December 20, 2018, in its intention to renew or loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinitely time, and as such, the payment is neither planned nor likely to occur in the foreseeable future. Prior to the date of designation as of net investment hedge, this intragroup loan was electively not designated as a hedge because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL, denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2016 Plan

On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

The 2017 Plan

On May 31 and June 3, 2017, Atento granted a new share-based payment arrangement to Board directors (a total of 29,300 RSUs) that was vested in January 2019.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

The 2018 Plan

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.   Time Restricted Stock Units (“RSUs”) (equity settled)

• Grant date: July 2, 2018

• Amount: 1,065,220 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2021

• There are no other vesting conditions

As of January 4, 2019, a total of 1,161,870 TRSUs vested, which is composed of 1,109,338 RSUs of the 2016 Plan granted on July 1, 2016, 29,300 RSUs of the Board of directors plan granted on May 31, 2017 and June 3, 2017, and 23,232 RSUs of the Board of directors plan granted on April 19, 2018.

The 2019 Plan – Board and Extraordinary

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: March 1, 2019

•  Amount: 109,785 and 704,057 RSUs

•  Vesting period: 100% of the RSUs vests on January 2, 2020

•  There are no other vesting conditions

As of January 2, 2020, a total of 813,842 TRSUs vested.

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: March 1, 2019

•  Amount: 238,663 RSUs

•  Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.

•  There are no other vesting conditions

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: June 3, 2019

•  Amount: 2,560,666 RSUs

•  Vesting period: 100% of the RSUs vests on January 3, 2022

•  There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. The inputs used in the measurement of the fair values at the grant date are presented below.

The 2016 Plan:

	Time RSU	Comments
Variable
Stock price (USD)	9.07	Stock price of Atento S.A. in USD at grant date July 1, 2016
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	0.86%	USD risk free rate obtained from Bloomberg
Expected volatility	24.40%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	9.06

The Time RSU reflects the fact that 100% of the Time RSUs vested on January 4, 2019.

The 2017 Plan:

	Time RSU	Comments
Variable
Stock price (USD)	11	Stock price of Atento S.A. in USD at grant date July 3, 2017
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.51%	USD risk free rate obtained from Bloomberg
Expected volatility	24.83%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	10.99

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 2, 2020.

The 2018 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	7	Stock price of Atento S.A. in USD at grant date July 2, 2018
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	2.60%	USD risk free rate obtained from Bloomberg
Expected volatility	23.05%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	6.99

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2021.

The 2019 Plan – Board and Extraordinary:

	Time RSU	Comments

Variable
Stock price (USD)	3.96	Stock price of Atento S.A. in USD at grant date March 1, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	0.25	Time to vest as per the contract

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 2, 2020.

The 2019 Plan – 5 Years:

	Time RSU	Comments

Variable
Stock price (USD)	3.96	Stock price of Atento S.A. in USD at grant date March 1, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	5	Time to vest as per the contract

The Time RSU reflects the fact that 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 2, 2024.

The 2019 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	2.66	Stock price of Atento S.A. in USD at grant date June 3, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.77%	USD risk free rate obtained from Bloomberg
Expected volatility	26.74%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	2.65

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 3, 2022.

c) Outstanding RSUs

As of December 31, 2019, there are 443,490 Time RSUs outstanding related to 2017 Grant, 647,215 Time RSUs outstanding related to 2018 Grant, 109,785 and 704,057 Time RSUs outstanding related to 2019 Board and Extraordinary Grant, 238,633 Time RSUs outstanding related to 2019 – Plan 5Y Gran and 2,622,843 Time RSUs outstanding related to 2019 Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016, 2017, 2018, Grant Board and Extraordinary, Plan 2019 – 5 Years and 2019 Grant:

The 2016 Plan	Time RSU
Outstanding December 31, 2017	1,148,625
Forfeited (*)	(39,287)
Outstanding December 31, 2018	1,109,338
Vested	(1,109,338)
Outstanding December 31, 2019	-

The 2017 Plan	Time RSU
Outstanding December 31, 2017	861,863
Forfeited (*)	(46,170)
Outstanding December 31, 2018	815,693
Transfer	-
Forfeited (*)	(137,136)
Vested	(235,067)
Outstanding December 31, 2019	443,490

The 2018 Plan	Time RSU
Granted July 2, 2018	1,065,220
Forfeited (*)	(5,000)
Outstanding December 31, 2018	1,060,220
Transfer	-
Forfeited (*)	(312,641)
Vested	(100,364)
Outstanding December 31, 2019	647,215

The 2019 Plan – Board and Extraordinary	Time RSU
Granted March 1, 2019	813,842
Forfeited (*)	-
Outstanding December 31, 2019	813,842

The 2019 Plan – 5 Years	Time RSU
Granted March 1, 2019	238,663
Forfeited (*)	-
Outstanding December 31, 2019	238,663

The 2019 Plan	Time RSU
Granted June 3, 2019	2,560,666
Additional grant	633,212
Forfeited (*)	(571,035)
Outstanding December 31, 2019	2,622,843

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

The 2016 Plan	Time RSU
Country	Balance December 31, 2017	Forfeited	Balance December 31, 2018	Vested	Balance December 31, 2019
Argentina	16,523	14,592	31,115	(31,115)	-
Brazil	201,049	(23,348)	177,701	(177,701)	-
Chile	61,525	(3,392)	58,133	(58,133)	-
Colombia	10,940	-	10,940	(10,940)	-
Spain	101,490	54,063	155,553	(155,553)	-
Guatemala	798	-	798	(798)	-
Mexico	107,495	(70,732)	36,763	(36,763)	-
Peru	5,286	3,392	8,678	(8,678)	-
United States	643,519	(13,862)	629,657	(629,657)	-
Total	1,148,625	(39,287)	1,109,338	(1,109,338)	-

The 2017 Plan	Time RSU
Country	Balance December 31, 2017	Forfeited	Balance December 31, 2018	Transfer	Forfeited	Vested	Balance December 31, 2019
Brazil	117,667	(46,170)	71,497	-	-	-	71,497
Chile	66,028	-	66,028	-	-	-	66,028
Spain	69,398	-	69,398	43,915	(41,418)	-	71,895
United States	608,770	-	608,770	(43,915)	(95,718)	(235,067)	234,070
Total	861,863	(46,170)	815,693	-	(137,136)	(235,067)	443,490

The 2018 Plan	Time RSU
Country	Balance December 31, 2017	Granted	Forfeited	Balance December 31, 2018	Transfer	Forfeited	Vested	Balance December 31, 2019
Argentina	-	27,244	-	27,244	-	-	-	27,244
Brazil	-	287,743	(5,000)	282,743	(3,680)	(58,962)	-	220,101
Chile	-	70,009	-	70,009	-	(4,195)	-	65,814
Colombia	-	21,049	-	21,049	-	-	-	21,049
Spain	-	105,168	-	105,168	68,591	(48,864)	-	124,895
Mexico	-	60,736	-	60,736	-	(5,025)	-	55,711
Peru	-	20,306	-	20,306	-	-	-	20,306
United States	-	472,965	-	472,965	(64,911)	(195,595)	(100,364)	112,095
Total	-	1,065,220	(5,000)	1,060,220	-	(312,641)	(100,364)	647,215

The 2019 Plan – Board and Extraordinary	Time RSU
Country	Balance December 31, 2018	Granted	Balance December 31, 2019
United States	-	813,842	813,842
Total	-	813,842	813,842

The 2019 Plan – 5 Year	Time RSU
Country	Balance December 31, 2018	Granted	Balance December 31, 2019
United States	-	238,663	238,663
Total	-	238,663	238,663

The 2019 Plan	Time RSU
Country	Balance December 31, 2018	Granted	Additional Grant	Forfeited	Balance December 31, 2019
Argentina	-	108,352	-	-	108,352
Brazil	-	889,108	400,000	(174,050)	1,115,058
Chile	-	147,021	-	(9,825)	137,196
Colombia	-	53,972	-	-	53,972
Spain	-	478,473	133,212	(112,838)	498,847
Guatemala	-	-	100,000	-	100,000
Mexico	-	219,963	-	(5,471)	214,492
Peru	-	61,175	-	-	61,175
United States	-	602,602	-	(268,851)	333,751
Total	-	2,560,666	633,212	(571,035)	2,622,843

d) Impacts in Profit or Loss

In 2019, 7,302 thousand U.S. dollars (6,417 thousand U.S. dollars as at December 31, 2018 and 4,923 thousand U.S. dollars as at December 31, 2017) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2017	2018	2019
(Loss)/profit before income tax	(1,035)	33,900	(44,475)
Income tax applying the statutory tax rate	310	(12,899)	11,726
Permanent differences	(12,635)	(5,052)	(78)
Adjustments due to international tax rates	(1,320)	2,240	(4,718)
Tax credits	1,112	2,297	(4,705)
DTA write off	-	-	(38,639)
Other adjustments	-	-	196
Total income tax expense	(12,533)	(13,414)	(36,218)

Permanent differences in 2019 are mainly related to non-deductible expenses in Brazil, Spain and Mexico.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2017	2018	2019
Current tax expense	(20,175)	(23,165)	(20,438)
Deferred tax	7,642	9,751	(15,780)
Total income tax expense	(12,533)	(13,414)	(36,218)

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018	2019
Deferred tax assets
Tax loss carryforwards	23,414	32,743
Tax credits	3,935	4,575
Deferred tax assets from temporary differences
Litigations provisions	23,709	10,903
Financial costs	41,504	7,942
Fixed Assets	6,312	6,371
Others	26,289	37,097

Total deferred tax assets	125,163	99,631

Deferred tax liabilities
Intangible assets – PPA	(26,376)	(19,040)
Others	(3,845)	(1,338)

Total deferred tax liabilities	(30,221)	(20,378)

The deferred tax not recognized as of December 31, 2019 is 22,532 thousand of U.S. dollars (39,869 thousand of U.S. dollars in December 31, 2018).

The temporary differences associated with investments in the Atento’s subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 4,623 thousand of U.S. dollars. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2017	Income Statement			Translation differences	Balance at 12/31/2018
		Increases	Decreases

DEFERRED TAX ASSETS	131,326	19,324	(14,537)	-	(10,950)	125,163
Unused tax losses (*)	29,663	2,246	(1,557)		(6,938)	23,414
Unused tax credits	5,381	310	(72)		(1,684)	3,935
Deferred tax assets (temporary differences)	96,282	16,768	(12,908)		(2,328)	97,814
DEFERRED TAX LIABILITIES	(43,942)	(569)	6,794		7,496	(30,221)
Deferred tax liabilities (temporary differences)	(43,942)	(569)	6,794		7,496	(30,221)

(*) Tax credits for loss carryforwards.

	Thousands of U.S. dollars
	Balance at 12/31/2018	Income Statement		Translation differences	Balance at 12/31/2019
		Increases	Decreases

DEFERRED TAX ASSETS	125,163	43,128	(69,768)	1,108	99,631
Unused tax losses (*)	23,414	25,955	(20,967)	4,341	32,743
Unused tax credits	3,935	6,002	(3,833)	(1,529)	4,575
Deferred tax assets (temporary differences) (**)	97,814	11,171	(44,968)	(1,704)	62,313
DEFERRED TAX LIABILITIES	(30,221)	(1,561)	3,563	7,841	(20,378)
Deferred tax liabilities (temporary differences)	(30,221)	(1,561)	3,563	7,841	(20,378)

(*) Tax credits for loss carryforwards. (**) The decrease is mainly due to DTA write off.

There is not estimation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors. There are no income tax consequences attached to the payment of dividends in either 2019 or 2018 by the Company to its shareholders.

c) Taxes receivables/payables

Details of taxes receivables and payables at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	As of December 31,
Receivables	2018	2019
Non-current
Indirect taxes	6,061	5,650
Current
Indirect taxes	11,956	17,819
Other taxes	8,019	6,845
	19,975	24,664
Income tax	26,421	28,709
Total	52,457	59,023

	Thousands of U.S. dollars
	As of December 31,
Payables	2018	2019

Non-current
Social security	3,145	2,754
Current
Indirect taxes	28,188	35,370
Other taxes	50,323	58,395
	78,511	93,765
Income tax	10,615	12,671
Total	92,271	109,190

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	12/31/2017	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2018
Non-current
Provisions for liabilities	30,810	22,074	(7,665)	(16,135)	(81)	(4,466)	24,537
Provisions for taxes	19,833	6,185	(243)	(6,354)	82	(2,632)	16,871
Provisions for dismantling	9,249	994	(1)	(174)	(383)	(1,255)	8,430
Other provisions	1,294	371	(151)	(1,044)	(1)	867	1,336
Total non-current	61,186	29,624	(8,060)	(23,707)	(383)	(7,486)	51,174

Current
Provisions for liabilities	10,543	4,015	(2,139)	(479)	-	(2,920)	9,020
Provisions for taxes	5,641	-	-	(2,959)	-	(227)	2,455
Provisions for dismantling	-	19	-	(312)	383	(30)	60
Other provisions	2,884	6,925	(65)	(2,002)	-	(227)	7,515
Total current	19,068	10,959	(2,204)	(5,752)	383	(3,404)	19,050

	Thousands of U.S. dollars
	12/31/2018	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2019
Non-current
Provisions for liabilities	24,537	21,769	(12,745)	(8,500)	-	(766)	24,295
Provisions for taxes	16,871	3,275	(386)	(9,830)	-	(536)	9,394
Provisions for dismantling	8,430	1,464	-	-	-	(295)	9,599
Other provisions	1,336	4,658	(27)	(226)	(296)	(407)	5,038
Total non-current	51,174	31,166	(13,158)	(18,556)	(296)	(2,004)	48,326

Current
Provisions for liabilities	9,020	16,249	(12,728)	(56)	1	(953)	11,533
Provisions for taxes	2,455	9	(474)	(8)	-	20	2,002
Provisions for dismantling	60	27	-	(59)	296	(10)	314
Other provisions	7,515	4,878	(6,925)	-	(1)	(545)	4,922
Total current	19,050	21,163	(20,127)	(123)	296	(1,488)	18,771

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 45,684 thousand U.S. dollars and 38,823 thousand U.S. dollars as of December 31, 2018 and 2019, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 3,320 thousand U.S. dollars and 3,468 thousand U.S. dollars as of December 31, 2018 and 2019, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of December 31, 2019, lawsuits outstanding in the courts were as follows:

Brazil

At December 31, 2019, Atento Brasil was involved in approximately 9,408 labor-related disputes (11,486 labor disputes as of December 31, 2018), being 9,197 of labor massive and 29 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 62,514 thousand U.S. dollars (47,095 thousand U.S. dollars on December 31, 2018), of which 44,135 thousand U.S. dollars Labor Massive-related, 1,549 thousand U.S. dollars Labor Outliers-related and 16,830 thousand U.S. dollars Special Labor cases related.

On December 31, 2019, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 46 thousand U.S. dollars.

On December 31, 2019, the subsidiary Interfile holds contingent liabilities of labor nature classified as possible in the amount of 695 thousand U.S. dollars.

As of   December 31, 2019, Atento Brasil S.A. is party to 5 civil lawsuits ongoing for various reasons (7 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 2,365 thousand U.S. dollars (5,558 thousand U.S. dollars on December 31, 2018).

As of December 31, 2019, Atento Brasil is party to 29 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 36,508 thousand U.S dollars (39,498 thousand U.S. dollars on December 31, 2018)

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020 CARF issued a partially favorable decision, ruling in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Spain

At December 31, 2019, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 1,056 thousand U.S. dollars.

Mexico

At December 31, 2019, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 22,588 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 14,480 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 8,107 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible”. In July 2019, Atento Argentina and OSECAC signed an agreement and closed this proceeding.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the years ended December 31, 2017, 2018 and 2019 is as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Revenue
Services rendered	1,921,311	1,818,180	1,707,286
Total	1,921,311	1,818,180	1,707,286

b) Other operating income

Details of other operating income for the years ended December 31, 2017, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Other operating income
Other operating income (a)	5,755	15,686	2,612
Grants	860	1,000	1,165
Income from indemnities and other non-recurring income	939	42	601
Gain on disposal of data center	-	2,265	-
Gains on disposal of non-current assets	8,883	384	161
Total	16,437	19,377	4,539

(a)    December 31, 2018 includes $8.7 million of partial insurance indemnity in Puerto Rico as a result of impacts from the natural disasters in the country.

c) Other gains and own work capitalized

Other gains and own work capitalized increased from 180 thousand U.S. dollars to 10,477 thousand U.S. dollars mostly due to a specific agreement in 2019.

d) Supplies

Details of amounts recognized under “Supplies” during the years ended December 31, 2017, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Supplies
Subcontracted services	26,885	10,630	16,044
Leases	11,889	13,856	15,097
Purchases of materials	628	2,919	3,061
Communications	25,003	19,460	13,718
Expenses with labor unions	1,156	1,051	1,951
Other	9,338	22,900	16,556
Total	74,899	70,816	66,427

e) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the years ended December 31, 2017, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Employee benefit expenses
Salaries and wages	1,076,810	1,024,094	946,752
Social security	131,524	130,161	120,353
Supplementary pension contributions	2,861	2,840	2,972
Termination benefits	33,744	26,510	36,065
Other welfare costs	184,137	181,576	194,889
Total	1,429,076	1,365,181	1,301,031

f) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2017, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Depreciation and amortization
Intangible assets (Note 6)	55,195	58,679	57,226
Property, plant and equipment (Note 9)	49,226	36,566	30,049
Right-of-use assets	-	-	53,507
Total	104,421	95,245	140,782

g) Other operating expenses

The breakdown of “Other operating expenses” for the years ended December 31, 2017, 2018 and 2019 is as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Other operating expenses
Services provided by third parties	202,146	202,543	156,868
Losses on disposal of fixed assets	12,989	817	352
Taxes other than income tax	13,580	10,038	9,494
Other management expenses	7,933	2,560	64
Total	236,648	215,958	166,778

Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Services provided by third parties
Leases (*)	66,923	67,902	18,029
Installation and maintenance	22,799	24,290	25,586
Lawyers and law firms	6,887	7,743	4,734
Tax advisory services	467	179	218
Consultants	8,578	8,372	17,805
Audits and other related services	2,677	1,576	1,628
Studies and work performed	7	65	62
Other external professional services	45,955	43,404	44,070
Publicity, advertising and public relations	5,458	5,332	6,677
Insurance premiums	636	548	547
Travel expenses	6,288	6,979	6,021
Utilities	27,392	27,142	25,790
Banking and similar services	1,391	1,771	2,307
Other	6,688	7,240	3,394
TOTAL	202,146	202,543	156,868

(*) For 2019, the amount is related to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets.

The amounts recognized under “Consultants” and “Other external professional services” for the years ended December 31, 2017, 2018 and 2019 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

h) Net finance expense

The breakdown of “Finance income” and “Finance costs” for the years ended December 31, 2017, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2017	2018	2019
Finance income
Interest from third parties and hyperinflationary adjustment in Argentina (a)	7,858	18,843	20,045
Total finance income	7,858	18,843	20,045
Finance costs
Interest accrued to third parties	(71,404)	(43,351)	(65,680)
Discounts to the present value of provisions and other liabilities	(6,741)	(2,261)	(2,405)
Total finance costs (b)	(78,145)	(45,612)	(68,085)

(a)

Contain a positive impact of 15,787 thousand of U.S. dollars for the year ended December 31, 2019 (10,700 thousand of U.S dollars for the year ended December 31, 2018) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

(b)

The decrease in finance costs in December 31, 2018 was driven by lower interest expenses from the debt refinancing program concluded in August 2017, combined with a negative effect in the year ended December 31, 2017 of $19.0 million related to the debt refinancing. The increase in finance costs in 2019 was mainly driven by 17,495 thousand of U.S. dollars from the initial application of IFRS 16 adopted in 2019.

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2017
	Gains	Losses	Net
Fair value of financial instruments	230	-	230
Fair value of financial instruments	230	-	230
Foreign exchange gains/(losses)
Loans and receivables	38,220	(57,187)	(18,967)
Other financial transactions	16,407	(14,405)	2,002
Current transactions	8,969	(15,431)	(6,462)
Total	63,596	(87,023)	(23,427)

Thousands of U.S. dollars	2018
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	2,928	(433)	2,495
Other financial transactions	19,432	(29,786)	(10,354)
Current transactions	43,845	(64,822)	(20,977)
Total	66,205	(95,041)	(28,836)

Thousands of U.S. dollars	2019
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	1,822	261	2,083
Other financial transactions	15,634	(278)	15,356
Current transactions	194,611	(221,130)	(26,519)
Total	212,067	(221,147)	(9,080)

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

The CEO considers the business from the geographical perspective in the following areas:

•	EMEA, which combines the activities carried out regionally in Spain.
•	The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.
•	Brazil, which is managed separately in view of its different language and major importance.

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

The following tables present financial information for the Atento Group’s operating segments for the years ended December 31, 2017, 2018 and 2019 (in thousand U.S. dollars):

For the year ended December 31, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	80,020	435,195	652,696	-	1,167,911
Sales to Telefónica Group	143,424	317,849	292,110	(1)	753,382
Sales to other group companies	1	4,997	-	(4,980)	18
Other operating income and expense	(215,860)	(688,949)	(832,377)	12,745	(1,724,441)
EBITDA	7,585	69,092	112,429	7,764	196,870
Depreciation and amortization	(9,340)	(37,640)	(56,908)	(533)	(104,421)
Operating profit/(loss)	(1,755)	31,452	55,521	7,231	92,449
Net finance expense	(16,834)	(13,206)	(33,038)	(30,406)	(93,484)
Income tax	5,031	(9,667)	(8,822)	925	(12,533)
Profit/(loss) for the year	(13,558)	8,579	13,661	(22,250)	(13,568)
EBITDA	7,585	69,092	112,429	7,764	196,870
Restructuring costs	3,831	8,473	4,011	464	16,779
Other	115	4,208	119	2,875	7,317
Shared services expenses	3,259	1,734	8,155	(13,148)	-
Adjusted EBITDA (unaudited)	14,790	83,507	124,714	(2,045)	220,966
Capital expenditure	3,948	24,503	38,825	259	67,535
Intangible, Goodwill and PP&E	49,101	178,485	306,672	1,185	535,443
Allocated assets	401,332	603,770	677,149	(351,946)	1,330,305
Allocated liabilities	126,575	280,575	499,670	45,646	952,466

For the year ended December 31, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	93,173	388,889	609,307	-	1,091,369
Sales to Telefónica Group	147,686	293,945	266,596	-	708,227
Sales to other group companies	-	25,910	1,756	(9,082)	18,584
Other operating income and expense	(228,591)	(652,531)	(794,148)	41,840	(1,633,430)
EBITDA	12,268	56,213	83,511	32,758	184,750
Depreciation and amortization	(9,733)	(34,683)	(50,376)	(453)	(95,245)
Operating profit/(loss)	2,535	21,530	33,135	32,305	89,505
Net finance expense	(1,620)	(5,536)	(30,309)	(18,140)	(55,605)
Income tax	(893)	(2,054)	(1,422)	(9,045)	(13,414)
Profit for the year	22	13,940	1,404	5,120	20,486
EBITDA	12,268	56,213	83,511	32,758	184,750
Shared services expenses	7,232	17,287	15,888	(40,407)	-
Adjusted EBITDA (unaudited)	19,500	73,500	99,399	(7,649)	184,750
Capital expenditure	6,192	41,466	42,226	1	89,885
Intangible, Goodwill and PP&E	42,766	195,369	251,520	476	490,131
Allocated assets	394,325	557,695	595,807	(334,474)	1,213,353
Allocated liabilities	122,784	254,150	437,200	59,126	873,260

For the year ended December 31, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	98,545	387,272	598,297	-	1,084,114
Sales to Telefónica Group	134,241	245,909	226,989	-	607,139
Sales to other group companies	22	26,933	2,022	(12,944)	16,033
Other operating income and expense	(215,821)	(629,380)	(730,427)	21,769	(1,553,859)
EBITDA	16,987	30,734	96,881	8,825	153,427
Depreciation and amortization	(15,791)	(48,951)	(75,769)	(271)	(140,782)
Operating profit/(loss)	1,196	(18,217)	21,112	8,554	12,645
Net finance expense	(1,414)	(5,612)	(46,504)	(3,590)	(57,120)
Income tax	(21,960)	(2,048)	7,392	(19,602)	(36,218)
Loss for the year	(22,178)	(25,877)	(18,000)	(14,638)	(80,693)
EBITDA	16,987	30,734	96,881	8,825	153,427
Shared services expenses	4,832	8,822	14,856	(28,510)	-
Adjusted EBITDA (unaudited)	21,819	39,556	111,737	(19,685)	153,427
Capital expenditure	3,312	22,370	40,570	-	66,252
Intangible, Goodwill and PP&E	48,712	186,111	342,954	623	578,400
Allocated assets	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities	139,834	294,227	577,009	86,521	1,097,591

"Other and eliminations" includes activities of the intermediate holdings in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,
	2017	2018	2019
Country
Spain	223,445	240,859	232,697
Other and eliminations (*)	(1)	-	112
EMEA	223,444	240,859	232,809

Argentina	142,473	134,557	98,237
Chile	97,196	112,679	99,881
Colombia	75,373	71,219	72,609
El Salvador	12,527	14,260	16,933
United States	48,341	42,318	43,640
Guatemala	16,732	16,195	11,620
Mexico	178,537	177,595	179,835
Peru	151,681	136,266	116,202
Puerto Rico	10,156	9,439	12,278
Uruguay	3,184	2,866	2,314
Panama	4,466	4,095	3,683
Nicaragua	5,053	4,360	3,864
Costa Rica	7,325	7,431	7,493
Other and eliminations (*)	4,997	(24,536)	(8,475)
Americas	758,041	708,744	660,114
Brazil	944,806	875,903	825,286
Other and eliminations (*)	-	1,758	2,022
Brazil	944,806	877,661	827,308
Other and eliminations (*)	(4,980)	(9,084)	(12,945)
Total revenue	1,921,311	1,818,180	1,707,286

(*) Includes holding company level revenues and consolidation adjustments.

The Atento Group signed a framework contract with Telefónica that expires on December 31, 2021. In 2019, 35.6% of service revenue were generated from business with Telefónica Group companies (39.0% in 2018 and 39.2% in 2017).

24) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profits/(losses) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,
	2017	2018	2019
Result attributable to equity owners of the Company
Atento's profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(16,790)	18,540	(81,306)
Weigthed average number of ordinary shares	73,909,056	73,841,447	72,622,844
Basic earnings/(loss) per share from continuing operations (in U.S. dollars)	(0.23)	0.25	(1.12)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted earnings per share attributable to common stockholders is the same.

	For the years ended December 31,
	2017	2018	2019
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars) (1)	(16,790)	18,540	(81,306)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	-	936,616	-
Adjusted weighted average number of ordinary shares	73,909,056	74,778,063	72,622,844
Diluted earnings/(loss) per share from continuing operations (in U.S. dollars)	(0.23)	0.25	(1.12)

(1)     As of December 31, 2017 and 2019, potential ordinary shares of 1,090,060 and 3,069,326, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive.

25) COMMITMENTS

Guarantees

As of December 31, 2018 and 2019, the Atento Group has guarantees to third parties of 383,286 thousand U.S. dollars, and 350,602 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2018 and 2019 are as follow:

	Thousands of U.S. dollars
	2018	2019
Guarantees
Financial, labor-related, tax and rental transactions	125,422	152,297
Contractual obligations	257,844	198,283
Other	20	22
Total	383,286	350,602

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

26) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group’s key management personnel in 2017, 2018 and 2019:

	Thousands of U.S. dollars
	2017	2018	2019
Salaries and variable remuneration	4,374	10,703	11,104
Salaries	3,303	9,524	5,828
Share-based compensation	-	-	4,173
Variable remuneration	1,071	1,179	1,103
Payment in kind	858	1,116	793
Medical insurance	138	206	177
Life insurance premiums	28	44	86
Other	692	866	530
Total	5,232	11,819	11,897

27) SUBSEQUENT EVENTS

a) Vesting of stock option

On February 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares.

b) Buyback Program

On February 4, 2020, the shareholder’s meeting of the Company approved the renewal of the authorization to the Board of Directors to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital.

On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4, 2020. The program authorized by the Board of Directors is limited to $30.0 million in up to 12 months, beginning March 2020. We believe the share buyback program approved by the Board of Directors as confidence in our business prospects moving forward.

c) COVID-19

Since December 2019, a novel strain of coronavirus (COVID-19) has spread from China to Italy, U.S., Brazil and other countries. Such events could cause the disruption of regional and/or global economic activity, which could reduce the need for and our ability to deliver our services and could, therefore, directly and adversely affect our business operations, financial condition, results of operations and outlook, or indirectly if our clients’ businesses and financial results are adversely affected.

We are aware of the humanitarian challenge that the world is currently facing due the advance of COVID-19. Therefore, we continue to work assiduously to adopt measures that are intended to protect the health and safety of our employees. At the end of March 2020, we had around 27,000 company workers who were already performing their work remotely from home. Also, we continue to work to expand the number of managers who can fulfill their responsibilities by teleworking in a safe and effective way.

We are also focused on maintaining a good level of service for our clients. To this end, our technology and operations teams are working diligently to provide the telework option to more of our employees throughout Atento’s operations. These teams are committed to continuing to optimize our operations during the COVID-19 pandemic by overcoming related technical and logistical limitations in order to fulfill our commitments to our employees, clients and society. We endeavor to continue serving many of the more than 500 million people of Latin America, the United States and Spain.

The services offered by Atento or by its clients to the end-customers have been declared, in different countries, as essential, as many of our services allow citizens to remain in their homes while maintaining access to crucial services, such as healthcare, emergency services or banking, among others. One of the most current relevant examples is Praxair in Mexico, for which we provide a service that helps both hospitals and patients request oxygen supplies. Similarly, since March 24, 2020, Atento Guatemala is providing physical, technology infrastructure and logistical support services for the government of Guatemala’s COVID-19 services.

Traditionally, we have endeavored to guarantee our services and to safeguard the health and safety of our employees. We have implemented a series of measures intended to maintain this guarantee and safeguards during the COVID-19 pandemic, such as higher grade cleaning and disinfection of Atento’s facilities, social distance, limiting access to common areas, offering flexible work shifts to facilitate the care of families, and the cancellation of all business travel and in-person meetings.

The extent to which COVID-19 will impact Atento’s business, financial condition, results of operations and prospects will depend on future developments, which are uncertain and cannot be reasonably predicted, including new information which may emerge concerning the severity of COVID-19 and/or the actions of governments and other entities to contain COVID-19 in Brazil, among other countries in which we operate. Therefore, it is not possible to reasonably estimate the extent of potential impacts to our business, financial condition, results of operations and prospects. We are continuously monitoring the situation as closely as possible and are actively evaluating potential impacts to our business and implementing measures to help mitigate existing and potential risks.