Form 20-F
period 2020-12-31
Atento S.A.
filed 2021-03-22
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2020

Commission file number: 001-36671

Atento S.A.

(Exact name of Registrant as specified in its charter)

Atento S.A.

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

1, rue Hildegard Von Bingen, L-1282, Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Jose Antonio de Souza Azevedo, Chief Financial Officer

Address: Rua Paul Valery, 255, 4º andar, Chácara Santo Antonio, 04719-050, São Paulo, Brazil

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

15,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_]  Yes      [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes      [_]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files).

[X]  Yes      [_]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]	Emerging growth copany [_]

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [_]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_]  Item 17      [_]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_]  Yes      [X]  No

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

On July 28, 2020, an extraordinary shareholder’s meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

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

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars to be concluded in up to 12 months. The total shares repurchased was 1,106,158 corresponding to $8.2 million.

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

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

On May 6, 2020, Atento S.A. (the “Company”) announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC’s, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors (the “Transaction”). Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a “Director Nomination Agreement”), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the “Registration Rights Agreement”), have become effective as of June 22, 2020. Atento will also terminate the existing registration rights agreement, dated as of October 6, 2014, by and between the Company and Atalaya Luxco Pikco S.C.A., which has become effective upon completion of the Transaction on June 22, 2020.

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

	2016		2017		2018		2019		2020
	Average	December 31	Average	December 31	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.90	0.95	0.89	0.83	0.85	0.87	0.89	0.89	0.88	0.81
Brazil (BRL)	3.48	3.26	3.19	3.31	3.65	3.87	3.94	4.03	5.15	5.20
Mexico (MXN)	18.69	20.62	18.92	19.66	19.24	19.65	19.25	18.86	21.49	19.91
Colombia (COP)	3,054.33	3,000.71	2,951.28	2,984.00	2,955.34	3,249.75	3,281.35	3,277.14	3,694.46	3,432.50
Chile (CLP)	676.73	667.29	648.86	615.22	641.38	695.69	702.77	744.62	792.17	711.24
Peru (PEN)	3.38	3.36	3.26	3.25	3.29	3.38	3.34	3.32	3.50	3.62
Argentina (ARS)	14.78	15.89	16.56	18.65	28.12	37.70	48.22	59.89	70.64	84.15

PRESENTATION OF FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Atento’s Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

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

In 2020, Atento launches its Startup accelerator named “Atento Next”. In line with the objective of having innovation at the center of its business strategies, Atento Next, will put the company close to the selected startups, to bring even more innovation to the company and its customers.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the impact of the COVID-19 pandemic on our business and its effects on our customers ability or desire to purchase our services;
•	disruption caused by the COVID-19 pandemic in jurisdictions in which we operate and globally and government measures in response to the COVID-19 pandemic;
•	the competitiveness of the customer relationship management and business process (“CRM BPO”) market;
•	the loss of one or more of our major clients, a small number of which account for a significant portion of our revenue, in particular Telefónica;
•	risks associated with operating in Latin America, where a significant proportion of our revenue is derived and where a large number of our employees are based;
•	our clients deciding to enter or further expand their own CRM BPO businesses in the future;
•	any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which we derive most of our revenue;
•	increases in employee benefit expenses, changes to labor laws and labor relations;
•	failure to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations;
•	inability to maintain our pricing and level of activity and control our costs;
6

•	consolidation of potential users of CRM BPO services;
•	the reversal of current trends towards CRM BPO solutions;
•	fluctuations of our operating results from one quarter to the next due to various factors including seasonality;
•	the significant leverage our clients have over our business relationships;
•	the departure of key personnel or challenges with respect to labor relations;
•	the long selling and implementation cycle for CRM BPO services;
•	difficulty controlling our growth and updating our internal operational and financial systems as a result of our increased size;
•	inability to fund our working capital requirements and new investments;
•	fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the U.S. dollar;
•	current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe;
•	our ability to acquire and integrate companies that complement our business;
•	the quality and reliability of the technology provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;
•	our ability to invest in and implement new technologies;
•	disruptions or interruptions in our client relationships;
•	actions of the Brazilian, EU, Spanish, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require us to make additional expenditures;
•	damage or disruptions to our key technology systems or the quality and reliability of the technology provided by technology telecommunications providers;
•	an increase in the cost of telecommunications services and other services on which we and our industry rely;
•	an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks and other cybersecurity issues;
•	the effect of labor disputes on our business; and
•	other risk factors listed in the section of this Annual Report entitled “Item 3. Key Information—D. Risk Factors”.

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

The following table sets forth selected historical financial data of Atento. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our financial reporting periods presented in the table below reflects the consolidated results of operations of Atento, as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

Selected Consolidated Other Financial Information

	As of and for the year ended December 31,
($ in millions other than share and per share data)	2016 (*)	2017	2018	2019	2020
Revenue	1,757.5	1,921.3	1,818.2	1,707.3	1,412.3
Operating profit	116.4	92.4	89.5	12.6	40.3
Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(80.7)	(46.9)
Loss from discontinued operations	(3.2)	-	-	-	-
Profit/(loss) for the year	0.2	(13.6)	20.5	(80.7)	(46.9)
Earnings/(loss) per share-basic from continuing operations (**)	0.25	(1.16)	1.26	(5.63)	(3.33)
Loss per share-basic from discontinued operations (**)	(0.20)	-	-	-	-
Earnings/(loss) per share-diluted from continuing operations (**)	0.25	(1.16)	1.25	(5.63)	(3.33)
Loss per share-diluted from discontinued operations (**)	(0.20)	-	-	-	-
Dividends declared per share (**)	-	1.64	-	-	-
Number of shares (**)	14,702,154	14,702,154	14,933,275	15,000,000	15,000,000
Weighted average number of shares outstanding-basic (**)	14,683,828	14,702,154	14,688,705	14,446,297	14,082,904
Weighted average number of shares outstanding-diluted (**)	14,738,092	14,702,154	14,875,018	14,446,297	14,082,904
Balance sheet data:
Total assets	1,377.6	1,330.3	1,213.4	1,304.6	1,176.1
Equity	430.2	377.8	340.1	207.0	119.7
Capital stock	0.048	0.048	0.049	0.049	0.049
(*) Exclude discontinued operations - Morocco.
(**) As a consequence of the reverse share split occurred on July 28, 2020, number of shares, earnings/(loss) per share and dividends per share were retrospective adjusted by applying the ratio of conversion of 5.027090466672970 into the previous amount.

Summary Consolidated Historical Financial Information

	As of and for the year ended December 31,				Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change	Change excluding FX (%) (***)
($ in millions)	2016 (*)	2017	2018	2019			2020	(%)

Revenue	1,757.5	1,921.3	1,818.2	1,707.3	(6.1)	2.1	1,412.3	(17.3)	(2.8)
Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(80.7)	N.M.	N.M.	(46.9)	(41.9)	(35.5)
Loss from discontinued operations	(3.2)	-	-	-	N.M.	N.M.	-	N.M.	N.M.
Profit/(loss) for the year	0.2	(13.6)	20.5	(80.7)	N.M.	N.M.	(46.9)	(41.9)	(35.5)
EBITDA (1)	213.7	196.9	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1
Adjusted EBITDA (1)	221.9	221.0	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1
Adjusted Earnings (2)	48.2	58.4	59.1	(23.2)	(139.2)	(149.2)	(10.2)	(56.1)	(64.2)
Adjusted Earnings per share (in U.S. dollars) (3) (**)	3.27	3.99	4.03	(1.61)	(139.9)	(147.4)	(0.72)	(55.0)	(63.3)
Adjusted Earnings attributable to Owners of the parent (2)	48.1	55.2	57.2	(23.9)	N.M.	(128.7)	(10.2)	(57.2)	(64.7)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3) (**)	3.27	3.77	3.89	(1.65)	N.M.	(128.7)	(0.72)	(56.1)	(63.8)
Capital Expenditure (4)	(48.2)	(67.5)	(89.9)	(66.3)	(26.3)	(20.5)	(35.9)	(45.9)	(18.0)
Total Debt	534.9	486.3	459.8	720.6	56.7	57.5	726.6	0.8	6.0
Cash and cash equivalents	194.0	141.8	133.5	124.7	(6.6)	(3.5)	209.0	67.6	75.3
Net debt with third parties (5)	340.9	344.5	326.2	595.9	82.7	81.5	517.6	(13.1)	(8.6)
(*) Exclude discontinued operations - Morocco.

(**) As a consequence of the reverse share split occurred on July 28, 2020, number of shares, earnings/(loss) per share and dividends per share were retrospective adjusted by applying the ratio of conversion of 5.027090466672970 into the previous amount.

(***) Uses the current currency FX for the variation of 2019 versus 2020.
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

(3)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding. As a consequence of the reverse split occurred on July 28, 2020, weighted average number of ordinary shares outstanding was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding, being 14,683,828, 14,702,154, 14,688,705, 14,446,297 and 14,082,904 for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.
(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.
(5)

Total debt as of December 31, 2019 and 2020 is impacted by IFRS 16, which requires lease liabilities relating to former operating leases not related to short term or low value leases to be recognized as debt. Such additional lease liabilities were $187.9 million and $144.1 million as of December 31, 2019 and 2020, respectively.

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

Cash Flow Selected Data:

	For the year ended December 31,
($ in millions)	2016	2017	2018	2019	2020
Cash flows from operating activities	141.9	114.5	81.2	46.5	127.0
Cash flows used in investing activities	(75.1)	(90.9)	(41.2)	(55.9)	(38.2)
Cash flows (used in)/provided by financing activities	(62.7)	(84.3)	(33.7)	5.0	1.0
Net increase/(decrease) in cash and cash equivalents	4.2	(60.8)	6.3	(4.4)	89.8
Effect of changes in exchange rates	5.8	8.6	(14.5)	(4.5)	(5.5)
Cash and cash equivalents at beginning of period	184.0	194.0	141.8	133.5	124.7
Cash and cash equivalents at end of period	194.0	141.8	133.5	124.7	209.0

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,
($ in millions)	2016 (*)	2017	2018	2019	2020
Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(80.7)	(46.9)
Net finance expense (**)	107.8	93.5	55.6	57.1	82.4
Income tax expense (a)	5.2	12.5	13.4	36.2	4.8
Depreciation and amortization	97.3	104.4	95.2	140.8	120.9
EBITDA (non-GAAP) (unaudited) (***)	213.7	196.9	184.8	153.4	161.2
Restructuring costs (b)	33.7	16.8	-	-	-
Site relocation costs (c)	9.3	-	-	-	-
Contingent Value Instrument (d)	(41.7)	-	-	-	-
Other (e)	6.9	7.3	-	-	-
Total non-recurring items (****)	8.2	24.1	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited) (***)	221.9	221.0	184.8	153.4	161.2

(*)	Exclude discontinued operations – Morocco.
(**)	Net finance expense includes finance income, finance costs, changes in fair value of financial instruments and net foreign exchange loss.
(***)

For the year ended December 31, 2019, the EBITDA was positively impacted in $52.4 million due to the application of IFRS 16. Depreciation and finance costs were negatively impacted in $49.3 million and $17.5 million, respectively, due to the application of the IFRS 16. For the year ended December 31, 2020, the EBITDA was positively impacted in $46.7 million due to the application of IFRS 16. Depreciation and finance costs were negatively impacted in $44.0 million and $14.4 million, respectively, due to the application of the IFRS 16.

(a)

In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of a Spanish tax group composed of Atento S.A.’s direct Spanish subsidiaries (the “Spanish Tax Group”), signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

(****)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:
(b)	Restructuring costs incurred in 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.
12

(c)	Site relocation costs incurred for the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.
(d)	On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.
(e)	Other non-recurring items for the year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, other non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November 2017.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,
($ in millions)	2016 (*)	2017	2018	2019	2020

Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(80.7)	(46.9)
Amortization of acquisition related intangible assets (a)	24.2	22.4	21.2	20.6	18.3
Restructuring costs (b) (**)	33.6	16.8	-	-	-
Site relocation costs (c) (**)	9.3	-	-	-	-
Other (d) (**)	6.9	7.3	-	-	-
Change in fair value of financial instruments (e)	(0.7)	(0.2)	-	-	-
Net foreign exchange loss	21.1	23.4	28.8	9.1	27.8
Contingent Value Instrument (f)	(26.2)	-	-	-	-
Financial non-recurring (g)	-	17.7	-	-	-
Depreciation non-recurring (h)	-	2.8	-	-	-
Tax effect (i)	(23.5)	(18.2)	(11.3)	27.7	(9.4)
Total of add-backs	44.7	72.0	38.7	57.5	36.7
Adjusted Earnings (non-GAAP) (unaudited)	48.2	58.4	59.1	(23.2)	(10.2)
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	3.27	3.99	4.03	(1.61)	(0.72)

(*)	Exclude discontinued operations – Morocco.
(**)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:
(a)	Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.
(b)	Restructuring costs incurred in 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs for the year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.
13

(c)	Site relocation costs incurred for the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016, are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities.
(d)	Other non-recurring items for the year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017, non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November 2017. In 2018 we did not have any other non-recurring items.
(e)	Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations. For comparability, these adjustments are added back to calculate Adjusted Earnings.
(f)	On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, in 2016 we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI. The interest reversal of $19.9 million was recognize on “Finance Cost”.
(g)	Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.
(h)	Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).
(i)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the years ended December 31, 2018, 2019 and 2020, the effective tax rate after moving non-recurring items is 30.5%, 57.4% and 354.9%, respectively.

In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of a Spanish tax group composed of Atento S.A.’s direct Spanish subsidiaries (the “Spanish Tax Group”), signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019 was negatively affected by $37.8 million.

(***)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding. As a consequence of the reverse split occurred on July 28, 2020, weighted average number of ordinary shares outstanding was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding, being 14,683,828, 14,702,154, 14,688,705, 14,446,297 and 14,082,904 for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.
14

Reconciliation of total debt to net debt with third parties
	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017	2018	2019	2020
Debt:
Senior Secured Notes	303.3	398.3	400.0	501.9	505.6
Super Senior Credit Facility	-	-	-	-	30.0
Brazilian Debentures	156.6	21.1	14.7	-	-
BNDES	71.4	50.4	24.0	1.2	0.6
Lease Liabilities (1)	3.6	10.5	5.5	194.8	152.7
Other Borrowings	-	6.0	15.5	22.8	38.9
Total Debt	534.9	486.3	459.8	720.6	727.8
Cash and cash equivalents	(194.0)	(141.8)	(133.5)	(124.7)	(209.0)
Net debt with third parties (2) (unaudited)	340.9	344.5	326.2	595.9	518.8
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	221.9	221.0	184.8	153.4	161.2
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.6x	1.8x	3.9x	3.2x

(1)	Consider the impact on December 31, 2020 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $144.1 million and $8.6 million of other financial leases.

(2)      In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

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

For the year ended December 31, 2020, we derived 41.2% of our revenue from the Americas and 43.2% from Brazil. We intend to continue to develop and expand our facilities in the Americas and Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

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

Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2019. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or to economic downturns. A substantial portion of our clients are concentrated in the telecommunications and financial services industries, which were especially vulnerable to the global financial crisis and economic downturn that began in 2008. For the year ended December 31, 2020, 39.0% of our revenue was derived from clients in the telecommunications industry, which Telefónica corresponds for 31.8%, and 34.6% of our revenue was derived from clients in the financial services industry, including insurance, which there are two customers that individually corresponds for more than 5% of the Company level. Our business and future growth largely depend on continued demand for our services from clients in these industries.

As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 87.3%, 87.1% and 84.4% of our revenue respectively, for the years ended December 31, 2018, 2019 and 2020. In addition, key markets such as the telecommunications and financial services industries comprised 73.6% of our revenue for the year ended December 31, 2020.

Increases in employee benefit expenses as well as changes to labor laws could reduce our profit margin.

Employee benefit expenses is our largest expense and accounted for $1,365.2 million in 2018, $1,301.0 million in 2019 and $1,060.4 million in 2020, or 75.1%, 76.2% and 75.1%, respectively, of our revenue in those periods.

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

As of December 31, 2020, the majority of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and currency volatility in the past and Argentina is classified as a hyperinflationary economy. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar would reduce the value of the dividends payable to us from our operating companies. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and statements of operations and cash flows at average exchange rates for the year, except for Argentina. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2016, 2017, 2018, 2019 and 2020, these fluctuations had a significant effect on our results of operations.

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

For the years ended December 31, 2018, 2019 and 2020, revenue from our operations in Brazil accounted for 48.3%, 48.5% and 43.2% of our total revenue, respectively, and Adjusted EBITDA from our operations in Brazil accounted for 53.8%, 72.8% and 50.7% of our total Adjusted EBITDA, respectively (in each case, before holding company level revenue, expenses and consolidation adjustments).

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

During 2018, Atento implemented in Spain the new obligations of the GDPR – Global Data Protection Regulation - through the review of our main processes relating to employees, clients and providers, working hand-in-hand with Information Security. This implementation has required:

•	re-definition of certain processes;
•	updating or drafting of new policies;
•	renegotiation of many agreements with clients and providers to include the new provisions of the GDPR and to assign certain new responsibilities; and
•	also, staff training materials have been elaborated and GDRP training sessions have been given throughout different company sites.

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

We have derived and believe that we will continue to derive a significant portion of our revenue from companies within the Telefónica S.A. and a few other major client groups. For the years ended December 31, 2018, 2019 and 2020, we generated 39.0%, 35.6% and 31.8%, respectively, of our revenue from the services provided to the Telefónica S.A. Our contracts with Telefónica S.A. companies in Brazil and Spain comprised 58.8%, 59.5% and 56.5%, respectively, of our revenue from the Telefónica S.A. for the years ended December 31, 2018, 2019 and 2020. Our 15 largest client groups (including the Telefónica S.A.) on a consolidated basis accounted for a total of 68.3% of our revenue for the year ended December 31, 2020.

We are party to a master services agreement (the “MSA”) with Telefónica S.A. for the provision of certain CRM BPO services to Telefónica S.A. companies which governs the services agreements entered with the Telefónica S.A. companies. As of December 31, 2020, 31 companies within the Telefónica S.A. were a party to 106 arm’s length contracts with us. While our service contracts with the Telefónica S.A. companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica S.A. companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates. In addition, there can be no assurance that the MSA will be renewed upon its expiration. Furthermore, the MSA or any other agreement with any of the Telefónica S.A. companies may be amended in a manner adverse to us or terminated early.

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

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. Approximately 74.3% of our workforce is under collective bargaining agreements. Collective bargaining agreements are generally renegotiated every one to three years with the principal labor unions in seven of the countries in which we operate. If these labor negotiations are not successful or we otherwise fail to maintain good relations with employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and reputation.

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

Since our foundation in 1999, and particularly from 2004 onwards, we have experienced rapid growth and significantly expanded our operations in key regions and client industries. Our number of workstations increased from 92,271 as of December 31, 2018 to 92,572 as of December 31, 2019 and increased to 93,308 as of December 31, 2020. The average number of employees (excluding internships) decreased from 153,038 for the year ended December 31, 2018 to 149,129 for the year ended December 31, 2019 and decreased to 139,805 for the year ended December 31, 2020.

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

In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2020, our average days sales outstanding (“DSO”) was approximately 66 days. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our finance costs may increase. As a result, under the service contracts we entered into since that time, the provisions relating to the time by which Telefónica S.A. must satisfy its payment obligations to us was extended. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

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

Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls. Accordingly, because of the inherent limitations in the design of a cost- effective control system, misstatements due to error or fraud may occur and may not always be prevented or detected in a timely way. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

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

Despite the probable positive effects of this new legal environment, Atento has been named in numerous labor-related disputes initiated by Atento’s employees or former employees for various reasons, including dismissals or claims concerning employment conditions, in general, our internal structuring, reorganizations and operational shutdowns. In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings, including, among other matters, daily and general work routines, overtime rules, health and safety in the workplace, and commercial claims. The estimated amount involved in these claims total $54.7 million, of which $14.4 million have been classified as probable, $33.6 million classified as possible and $6.7 million classified as remote, based on inputs from external and internal advisors as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $26.8 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our past experience with these types of claims, as of December 31, 2020, we have recognized $14.4 million of provisions. If our provisions for any of our labor claims are insufficient or the claims against us rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of December 31, 2020, we had total indebtedness of $727.8 million. Our level of indebtedness may have significant negative effects on our future operations, including:

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

We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica S.A. companies) for the year ended December 31, 2020 represented 68.3% of our revenue. Excluding revenue generated from the Telefónica S.A., our next 15 largest client groups for the year ended December 31, 2020 represented in aggregate 37.4% of our revenue. In addition, a contract termination or significant reduction in the services contracted with us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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
31

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

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 15.0 million ordinary shares outstanding as of December 31, 2020.

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

Our principal executive offices are located at Rua Paul Valery, 255, 4º andar, Condomínio Chácara Santo Antonio, 04719-050, São Paulo, Brazil, telephone number +55 11 3293 5926 / +55 11 3779 8119, and C/ Santiago de Compostela 94, 28035 Madrid, Spain. Our agent for service of process in the United States is American Stock Transfer & Trust Company, LLC.

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

In November 2019, the parties agreed on decreasing the minimum revenue thresholds for Spain. In consideration of this reduction, the entity Telefónica de España S.A. (a Subsidiary of Telefónica, “Telefónica España”) and Atento Teleservicios España S.A.U. (an entity fully owned by the provider “Atento España”), entered into an agreement on November 1, 2019, with the purpose to, among other agreements, boost the digitalization of the services delivered to Telefónica España. Additionally, Telefónica España, will, subject to the conditions stated in such agreement, collaborate with certain amount to Atento España.

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

On May 6, 2020, Atento S.A. (the “Company”) announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC’s, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors (the “Transaction”). Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a “Director Nomination Agreement”), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the “Registration Rights Agreement”), have become effective as of June 22, 2020. Atento will also terminate the existing registration rights agreement, dated as of October 6, 2014, by and between the Company and Atalaya Luxco Pikco S.C.A., which has become effective upon completion of the Transaction on June 22, 2020.

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly composed of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
($ in millions)
Brazil	42.2	40.6	23.7
Americas	41.5	22.4	8.9
EMEA	6.2	3.3	3.2
Total capital expenditure	89.9	66.3	35.9

The capital expenditures for the year ended December 31, 2020 include costs associated with shifting a portion of Atento’s call center employees to the work@home model. Owing to the impact of the COVID-19 pandemic on Atento’s markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

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

Latin America is one of the most attractive CRM BPO markets globally and we believe Atento is uniquely positioned to capture the region’s long-term growth potential as one of its few scale players. According to Frost & Sullivan, Latin America is one of the fastest growing CRM BPO markets in the world, with a market size of approximately $10.5 billion in 2019.

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

We are the largest provider of CRM BPO services in Latin America, where we had a market share of 15.2% for the year ended December 31, 2019, according to Frost & Sullivan. We hold the number-one market share position in almost all of the countries in Latin America where we operate, including Brazil, the largest market in the region, Mexico (domestic market), Argentina, Chile and Central America/Caribbean (domestic market), based on revenues for the year ended December 31, 2019. We have achieved our regional leadership position over our 20-year history through our dedicated focus on superior client service, scaled and reliable technology and operational platforms, a deep understanding of our clients’ diverse local needs, and our highly-engaged employee base. Given its long-term growth outlook, Latin America continues to be one of the most attractive CRM BPO markets globally and we believe we are distinctly positioned as one of the few scale operators in the region, where we have 4.5 p.p. more market share than the next-largest player.

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

We also enjoy longstanding client relationships across a variety of industries and we work with market leaders in telecommunications, banking, financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology and media industries. In 2020, our revenue from clients in telecommunications, financial services and multisector represented 39.0%, 34.6% and 26.4% of our total revenue, respectively. Since our founding in 1999, we have significantly diversified the sectors we serve and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 68.2% of our total revenue in 2020, compared to 10.0% of our total revenue when we were founded in 1999. At the same time, we have also been leveraging Atento’s strong brand and reputation to attract more born-digital clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory in 2020 and beyond

Atento benefits from a highly-engaged employee base. Our over 139,000 employees worldwide are critical to our ability to deliver best-in-class customer service. In 2019, we were recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces. The ranking, derived from the world's largest annual study of workplace excellence, identifies the top 25 best multinationals in terms of workplace culture. Atento remains the only company in its sector to be included in this global ranking. In 2019 we were also recognized for the ninth year in a row as one of the 25 Best Multinational Workplaces in Latin America by Great Place to Work®.

We have a strong relationship with Telefónica, underpinned by a long-term Master Services Agreement (the “MSA”). On November 8, 2016, we entered into an Amendment Agreement to the MSA (the “Amendment”) with Telefónica, reinforcing and strengthening the strategic relationship with our largest client. The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; maintaining at least our current share of Telefónica’s spending in all key contracts; and certain other amendments. We are currently serving 31 companies of the Telefónica S.A. under 106 arm’s length contracts. Although the MSA is an umbrella agreement which governs our services agreements with the Telefónica S.A. companies, the termination of the MSA on December 31, 2021 (except in Brazil and Spain, where the MSA terminates on December 31, 2023) does not automatically result in a termination of any of the local services agreements in force after those dates.

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

Our revenue for the year ended December 31, 2020, was $1,412.3 million, our EBITDA was $161.2 million and our loss for the year was $46.9 million. For the years ended December 31, 2019 and 2020, our revenue decreased by 6.1% (2018 x 2019), and decreased by 17.3% (2019 x 2020), respectively, and our EBITDA decreased by 17.0% and increased 5.1%, respectively. The following table sets forth a breakdown of revenue based on geographic region for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
Revenue	2018	2019	2020
($ in millions, except percentage changes)
Brazil	877.7	827.3	609.4
Americas	708.7	660.1	582.0
EMEA	240.9	232.8	234.7
Other and eliminations (1)	(9.1)	(12.9)	(13.8)
Total	1,818.2	1,707.3	1,412.3
(1) Includes holding company level revenues and consolidation adjustments.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2020, Brazil accounted for 43.2% of our revenue and 50.7% of our Adjusted EBITDA; Americas accounted for 41.2% of our revenue and 41.4% of our Adjusted EBITDA; EMEA accounted for 16.6% of our revenue and 13.2% of our Adjusted EBITDA (in each case, before holding company level revenue and consolidation adjustments). The following table sets forth a breakdown of revenue by country for the years ended December 31, 2018, 2019 and 2020:

Revenue by country
	For the years ended December 31,
($ in millions)	2018	2019	2020	% of Total revenue

Country
Spain	240.9	232.7	234.7	16.6
Other and eliminations (*)	-	0.1	-	-
EMEA	240.9	232.8	234.7	16.6

Argentina	134.6	98.2	67.9	4.8
Chile	112.7	99.9	82.2	5.8
Colombia	71.2	72.6	71.0	5.0
El Salvador	14.3	16.9	17.5	1.2
United States	42.3	43.6	62.3	4.4
Guatemala	16.2	11.6	6.2	0.4
Mexico	177.6	179.8	161.5	11.4
Peru	136.3	116.2	85.4	6.0
Puerto Rico	9.4	12.3	16.7	1.2
Uruguay	2.9	2.3	2.3	0.2
Panama	4.1	3.7	3.6	0.3
Nicaragua	4.4	3.9	3.3	0.2
Costa Rica	7.4	7.5	8.0	0.6
Other and eliminations (*)	(24.5)	(8.5)	(5.8)	(0.4)
Americas	708.7	660.1	582.0	41.2
Brazil	877.7	827.3	609.4	43.2
Other and eliminations (*)	(9.1)	(12.9)	(13.8)	(1.0)
Total revenue	1,818.2	1,707.3	1,412.3	100.0

(*) Includes holding company level revenues and consolidation adjustments.
39

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

We are focused on our clients’ needs and, therefore, developing and delivering value-added, multi-channel services and solutions is an absolute priority for us. We believe our offer is a strong component of our growth equation as well as our ability to generate value for our clients in an environment impacted by digital technologies. We will continue evolving our service offering to best serve our clients, consistent with our Three Horizons Plan, and driving a culture of innovation and transformation, that despite the situation of the pandemic (COVID-19) we have continued with our transformation plan according to the established agenda:

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
40

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
41

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

•       New Growth Avenues. Building upon stronger foundations to unlock and accelerate new growth. Our third horizon for change is to advance in new growth avenues that relate to the way we expand our business in the highly attractive markets, such as the US and other potential geographies. We will also accelerate our penetration of high growth/margin verticals and segments, such as retail/e-commerce, high-tech/new economy or healthcare, and improve the way we make use of strategic partnerships and initiatives to accelerate our growth strategy (selective carve-outs in high-growth verticals and capability building via acquisitions). A key sector to drive growth is born-digital companies. These companies are not only a key target in the short-term, they will also lead Atento’s future growth, as they are focused on driving their own growth.

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

Our Clients

Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes the Telefónica S.A., Banco Bradesco, Banco Santander, HSBC, Samsung and Whirlpool, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2020, our revenue from clients in telecommunications, financial services and multisector represented 39.0%, 34.6% and 26.4% of total revenue.

At December 31, 2020, our top 15 clients accounted for 68.3% of our revenue and, excluding the Telefónica Group companies, our next 15 clients accounted for 37.4% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships.

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

Development of Client Base

As of December 31, 2020, our client base consisted of over 400 separate clients. Since 1999, when our former parent company, Telefónica, and its subsidiaries contributed approximately 90.0% of our revenue, we have diversified our client base by sources of revenue. For the years ended December 31, 2018, 2019 and 2020, we generated 39.0%, 35.6% and 31.8% of our revenue, respectively, from Telefónica Group companies.

As of December 31, 2020, 31 companies within the Telefónica S.A. were party to 106 arm’s length contracts with Atento. Our service agreements with Telefónica S.A. companies remained in effect following the consummation of the Acquisition. Additionally, we entered into a Master Service Agreement (MSA), a framework agreement that replaced our prior framework agreement with Telefónica and which is intended to govern our relationship with Telefónica through 2021, with the exception of Brazil and Spain, through 2023.

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
43

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

Listed below some of the most relevant recognitions achieved in 2020:

•      Gartner

On February 16, 2021, we announced that we have been positioned among the top 4 leading global players in Gartner’s Magic Quadrant for BPO Customer Management. The Gartner Magic Quadrant assesses, among other things, key service providers for customer management business process outsourcing

•      Everest

In 2020, the Everest Group has selected Atento as one of the leading companies in Customer Experience Management (CXM) in its annual PEAK Matrix Assessment 2020 report. This recognition is based on the companies' ability to improve and evolve.

•      Frost & Sullivan

In 2020, Frost & Sullivan confirmed the Company’s leading position in Latin América customer experience outsourcing services market, based on the research and consulting firm’s annual analysis of this $10.5 billion market.

•      ISO 56002 certification

In 2020, we were recognized with the ISO certification for innovation management. This is the first time at a global scale that a company in the customer relationship sector has received this seal of approval. We were also the fourth company in Brazil to achieve this certification.

•      Top Employer

In 2020, Atento received the Top Employer certificate, awarded by the CRF institute (Corporate Research Foundation) in Spain and Brazil.

•      Grupo Fleury award

Atento was the winner in the ‘Services’ category, which recognized the main suppliers of Grupo Fleury, one of the main providers of medical services in Brazil. Atento achieved the best results in five dimensions: Quality, Terms & Conditions, Sustainability, Compliance and Creativity & Innovation, surpassing nine other companies.

•	ABEMD Awards - Best Direct Marketing Practices in Brazil

The ABEMD awards recognize the best solutions in Brazil’s direct marketing industry. They analyze the strategy, planning, creativity and results of each solution. In 2020, Atento was recognized as company of the year specialized in Contact Center Category.

•	ESR Distinction

The Socially Responsible Company Distinction (Empresa Socialmente Responsable ESR) is one of the most important recognitions in the field of corporate social responsibility in Latin America. Atento received this distinction for the 1th time in Mexico.

•	Ranking Valor Inovação

Atento was recognized as the 3rd most innovative company in Brazil's service sector in Valor Inovação’s ranking. The study is prepared by Valor Econômico, one of the country's most renowned business publications, in partnership with the strategic consultancy firm of the PwC Network.

•	Premio Cliente SA

Atento was recognized as Outsourcing Company of the Year by the Aloic organization, the Latin American Alliance of Organizations for Customer Interaction, which aims to recognize the best practices in the management of customer culture in Latin America.

Competitive Landscape

Global Competitive Landscape

Atento is the largest provider of CRM BPO services and solutions in Latin America and among the top five providers globally, based on revenues. Relative to CRM BPO market share in Latin America, we hold the number one regional position with 15.2% of the market, 5.4 p.p. ahead of our closest competitor. Atento also holds number-one positions in almost all countries in which we operate, including Brazil, the largest market, México (domestic market), Chile, Argentina and Central America/Caribbean (domestic market), based on revenues for the year ended December 31, 2019.

In 2020, the Everest Group has selected Atento as one of the leading companies in Customer Experience Management (CXM) in its annual PEAK Matrix Assessment 2020 report. This recognition is based on the companies' ability to improve and evolve. Atento has been at the forefront among the main international competitors as Major Contender and Star Performer. As one of the leading companies in this field, Atento was distinguished both for its impact in the market and for its evolution, vision, and capabilities displayed in 2019. The company was recognized for increasing its US and European footprint, and for its proactive search for new deals with rapidly evolving industries, such as e-commerce and the healthcare sector. In turn, as a Star Performer, Atento has stood out for promoting a culture of co-innovation, offering integrated multi-channel capabilities based on programming, Artificial Intelligence, IoT (Internet of Things) and RPA (Robotic Process automation), as well as advisory services such as process consulting and building an increasingly satisfying customer experience.

Recently, we have been positioned among the top 4 leading global players in Gartner’s Magic Quadrant for BPO Customer Management. The Gartner Magic Quadrant assesses, among other things, key service providers for customer management business process outsourcing. In order to do so, it has evaluated 19 suppliers, taking into account their implementation capacity and the integrity of their vision. Gartner's opinions are a reference for companies around the world when both considering and selecting BPO providers for contact center customer management. The companies analyzed in this research in the Magic Quadrant provide application and management services that encompass global operations, industry expertise in multiple areas, digital services, agent-assisted services, technology expertise, customer and project management expertise, business process management, innovation and thought leadership.

C. Organizational Structure

Institutional Investors
Public Shareholders
Atento S.A. LUXEMBOURG
Atalaya Luxco Midco LUXEMBOURG
Atento Luxco 1 (the "Issuer") LUXEMBOURG
Atento Spain Holdco, S.L.U. SPAIN
Atento Spain Holdco 6, S.L.U. SPAIN
Atento Estrategias de Transformación S.L. SPAIN
Atalaya Luxco 2, S.à r.l. LUXEMBOURG
Atento Argentina S.A. ARGENTINA
Atento Spain Holdco 4, S.A.U. SPAIN
Atento Spain Holdco 5, S.L.U. SPAIN
Atento Spain Holdco 2, S.A.U. SPAIN
Atento Brasil S.A. BRAZIL
Atento Mexico Holdco, S. de R.L. de C.V. MEXICO
Brazilian Subsidiaries BRAZIL
Atento Teleservidos España, S.A.U. SPAIN
Atento B.V. NETHERLANDS
Atento Servicios Ténicos y Consultoría, S.A.U. SPAIN
Atento Impulsa, S.A.U. SPAIN
Atento Servicos Auxilares de Contract Center, S.A.U. SPAIN
Atento Holding Chile S.A. CHILE
Teleatento del Perú, S.A.C. PERÚ
Atento Colombia S.A. COLOMBIA
Other LATAM Subsidiary
Chilean Subsidiaries CHILE
Atento Atención y Servicios, S.A. de C.V. MEXICO
Other Subsidiaries
Atento Servicios, S.A. de C.V. MEXICO

At December 31, 2020, none of the Group’s subsidiaries was listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed on the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

D. Property, Plants and Equipment

Property

We perform our business in service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2020, except for one plot of land in Morocco and part of a building in Peru. Additionally, in April 2006, we obtained a grant of use by the Consorcio para el Desarrollo (development consortium) of the province of Jaen in Spain, of a 2,400 square meter field for 30 years, extendable for 15-year periods, up to a maximum of 75 years. In 2006, we built a service delivery center at this site. As of December 31, 2020, the rest of our service delivery centers around the world were under lease agreements. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions.

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

As of December 31, 2020, we had 93,308 workstations globally, with 49,294 in Brazil, 38,761 in the Americas (excluding Brazil) and 5,253 in EMEA. As of December 31, 2020, we had 94 delivery centers globally, 31 in Brazil, 49 in the Americas (excluding Brazil) and 14 in EMEA.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2018, 2019, 2020.

	Number of Workstations			Number of Service Delivery Centers (1)
	2018	2019	2020	2018	2019	2020

Brazil	49,185	49,486	49,294	34	33	31
Americas	37,610	37,765	38,761	52	48	49
Argentina (2)	4,455	4,363	4,025	12	12	12
Central America (3)	2,424	2,319	2,842	4	3	3
Chile	2,948	2,595	2,310	4	4	4
Colombia	8,477	9,006	9,184	10	9	9
Mexico	9,384	9,800	10,179	15	14	15
Peru	8,569	8,479	8,918	4	3	3
United States (4)	1,353	1,203	1,303	3	3	3
EMEA	5,476	5,321	5,253	15	15	14
Spain	5,476	5,321	5,253	15	15	14
Total	92,271	92,572	93,308	101	96	94

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)      Includes Uruguay.

(3)	Includes Guatemala and El Salvador.

(4)      Includes Puerto Rico.

The following is a list of our principal workstations as of December 31, 2018, 2019, 2020:

	Number of Workstations
	2018	2019	2020
Brazil
São Bernando do Campo	3,134	3,002	3,061
Bra-Uruguay	2,106	2,180	2,608
São Paulo (Nova São Paulo)	2,229	2,506	2,336
São Paulo (Belenzinho I)	2,351	2,015	2,331
São Paulo (São Bento I)	2,204	2,187	2,240
Salvador (Cabula)	1,771	1,785	2,093
São Jose dos Campos	2,088	2,087	2,088
São Paulo (Santana)	2,227	2,101	2,063
Rio de Janeiro (Madureira)	2,151	2,089	2,052
São Paulo (Santo Antonio)	1,980	1,980	1,985
Americas
Peru-LaMolina	5,275	5,351	5,682
Peru-Maquinarias	2,209	2,216	2,308
Colombia-Telares	2,169	2,156	2,177
Colombia-Bucaramanga	1,553	1,838	1,848
Sal-El Salvador	1,165	1,251	1,477
Colombia-Royal	1,222	1,249	1,324
EMEA
Spain-Glorias	875	867	864
Spain-Ilustración	931	910	697
Spain Madrid Rivas	-	426	661
Spain-Coruña	350	310	355

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

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date,  no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

Refer to Notes 3u of our consolidated financial statements, included elsewhere in this document for details regarding new amendments standards and interpretations.

A.	Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read for the years ended December 31, 2018, 2019 and 2020 and the related notes there-to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this Annual Report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Cautionary Statement with respect to Forward Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this Annual Report. The consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, prepared in accordance with IFRS, as issued by the IASB, are included in “Item 18. Financial Statements”.

The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the “Telefónica Group”). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol “ATTO.” In May 2020, Bain Capital transferred substantially all of its remaining shares to HPS Investment Partners, LLC, GIC and an investment fund affiliated with Farallon Capital Management, L.L.C.

The potential for long-term growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment over the long term, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with healthcare and born-digital companies (i.e., companies that have relied on digital products/services since inception, such as social networks and Fintechs), and (v) North America’s continued offshoring trend as U.S.-based businesses continue to offshore call center services to other geographies.

We operate in 13 countries worldwide, including Brazil, Spain, Mexico, Peru, Argentina, Chile, Colombia, the United States, El Salvador, Guatemala, Puerto Rico, Panama and Uruguay. We organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2020, Brazil accounted for 43.2% of our revenue, Americas accounted for 41.2% of our revenue and EMEA accounted for 16.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,572 as of December 31, 2019 to 93,308 as of December 31, 2020 due to volatility within our operations. Our number of service delivery centers decreased slightly over the same period.

For a table showing the number of delivery centers and workstations in each of the jurisdictions in which we operated as of December 31, 2018, 2019 and 2020, see “Item 4. Information on the Company—D. Property, Plant and Equipment”.

For the years ended December 31, 2018, 2019 and 2020, revenue generated from our 15 largest client groups represented 75.2%, 73.8% and 68.3% of our revenue, respectively. Excluding revenue generated from the Telefónica S.A., for the years ended December 31, 2018, 2019 and 2020, our next 15 largest client groups represented 38.1%, 39.3% and 37.4% of our revenue, respectively. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve the profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in segments and geographies which we believe have the potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking and financial services, and more recently, with born-digital companies allows us to tailor our services and solutions for our customers, further embedding us into their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we initiated the build-out of Next Generation Services Portfolio and Digital Capabilities, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation services lines (namely, high value voice, integrated multichannel and automated back office) and four next generation capabilities (namely, AI/Cognitive, Analytics, Automation/RPA and CX consulting). During the years ended December 31, 2018, 2019 and 2020, telecommunications represented 45.8%, 41.1% and 39.0% of our revenue, respectively, and financial services represented 34.8%, 35.9% and 34.6% of our revenue, respectively. Additionally, during the years ended December 31, 2018, 2019 and 2020 the sales by service were:

	For the years ended December 31,
	2018	2019	2020
Customer Service	50.7%	52.8%	58.5%
Sales	17.7%	16.6%	12.3%
Collection	8.2%	7.5%	6.9%
Back Office	12.9%	12.7%	12.7%
Technical Support	6.9%	6.4%	5.8%
Others	3.6%	4.0%	3.8%
Total	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Company in 2018, 2019 and 2020 and the breakdown by country is presented as follow:

	December 31,
	2018	2019	2020
Brazil	81,158	79,430	71,234
Central America	5,020	4,916	5,290
Chile	5,902	5,524	5,246
Colombia	8,742	8,843	9,011
Spain	11,345	12,267	12,457
Mexico	17,128	17,323	17,656
Peru	14,550	12,303	11,084
Puerto Rico	455	620	743
United States	512	408	355
Argentina and Uruguay	8,154	7,420	6,636
Corporate	72	75	93
Total	153,038	149,129	139,805

The reduction in our average headcount reflects the implementation of two pillars of our Three Horizon Plan, namely:

•	operational excellence: we have taken a number of steps to improve our operations, such as management of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvement actions being implemented at regional levels. The focus of these initiatives is on increasing our contribution margins and improving the experience of our customers’ customers; and
•	optimization initiatives to reduce selling, general and administrative expenses and other costs: we are transforming our business support areas in order to generate savings and reduce costs. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One of the actions we are taking is the ongoing digitalization of human resources processes. For example, our human resources team has recently implemented the use of digital tools for recruiting and retaining the best talent in the market to support our customers’ operations.

Impact of COVID-19 Outbreak

Since December 2019, a novel strain of coronavirus, or COVID-19, spread from China to other countries throughout the world leading to a global pandemic. The COVID-19 pandemic prompted a global health crisis and led to a number of government actions at the federal, state and local level across several countries in an effort to address the viral outbreak. Government measures included, among other things, stay-at-home orders and the closure of businesses not deemed essential to the provision of the basic welfare of society. The COVID-19 pandemic and government measures taken in response to it have disrupted regional and global economic activity, which initially reduced the need for and our ability to deliver our services and, therefore, directly and adversely affected our business operations, financial condition and results of operations for the first nine months of 2020 as a result of lower volumes during April and May.

The services offered by us or by our customers to the end-customers have been declared, in different countries, to be essential, as many of our services allow citizens to remain in their homes while maintaining access to crucial services, such as healthcare, emergency services and banking. One relevant example is Praxair in Mexico, for which we provide a service that helps both hospitals and patients request oxygen supplies. Similarly, since March 24, 2020, Atento Guatemala has been providing physical, technology infrastructure and logistical support services for the government of Guatemala’s COVID-19 services.

To address the needs of our customers, employees and society in light of the government measures to address the COVID-19 pandemic, we are focused on maintaining a good level of service for our customers. To this end, our technology and operations teams are working to provide remote work options to more of our employees throughout our operations. These teams are committed to continuing to optimize our operations during the COVID-19 pandemic by overcoming technical and logistical limitations so we can fulfill our commitments to our employees, customers and society. We endeavor to continue serving many of the more than 500 million people of Latin America, the United States and Spain.

Traditionally, we have endeavored to guarantee our services and to safeguard the health and safety of our employees. We have implemented a series of measures intended to maintain this guarantee and safeguards during the COVID-19 pandemic, such as higher grade cleaning and disinfection of our facilities, social distancing, limiting access to common areas, offering flexible work shifts to facilitate the care of families, and the cancellation of all business travel and in-person meetings.

By December 31, 2020, we had over 59,000 work-at-home agents, or approximately 56% of our operations’ employees. For agents still working at our facilities, distances between workstations have been increased and personal work equipment (individual headset, keyboard, mouse, etc.) made available. With operating capacity at approximately 97%, we have a broad capacity to meet the needs of all customers. The transition to our work@home model by our employees has been facilitated by the digital transformation process underway since 2019, under our Three Horizons Plan, which has included re-skilling as well as digital recruiting, onboarding and training.

This model as well as other enhanced digital capabilities are allowing us to capture medium- and long-term CRM and BPO opportunities arising from dramatic shifts in consumer behaviors and related changes being implemented by emerging and established companies seeking to attract and retain more customers in Latin America, the United States and Europe. The growing strength of our digital capabilities, evolving portfolio of next generation services and journey orchestration, coupled with accelerated operational improvements that are resulting in a more competitive cost structure, are allowing us to continue leading next generation customer experience in the future.

While we believe we are now past the most severe impacts to our operations of the COVID-19 pandemic, the extent to which COVID-19 will impact our business, financial condition, results of operations and prospects will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 or the actions of governments and other entities to contain COVID-19 in Brazil and the other countries in which we operate. Therefore, it is not possible to reasonably estimate the extent of potential impacts to our business, financial condition, results of operations and prospects. We are continuously monitoring the situation as closely as possible and are actively evaluating potential impacts to our business and implementing measures to help mitigate existing and potential risks.

Consolidated Statements of Operations for the Year Ended December 31, 2018, 2019 and 2020
($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%) (*)
	2018	2019			2020

Revenue	1,818.2	1,707.3	(6.1)	2.1	1,412.3	(17.3)	(2.8)
Other operating income	19.4	4.5	(76.6)	(76.3)	5.6	22.8	31.0
Other gains and own work capitalized	0.2	10.5	N.M.	N.M.	0.1	(99.1)	(99.1)
Operating expenses:
Supplies	(70.8)	(66.4)	(6.2)	(0.6)	(72.3)	8.8	27.5
Employee benefit expenses	(1,365.2)	(1,301.0)	(4.7)	3.8	(1,060.4)	(18.5)	(4.6)
Depreciation	(36.6)	(83.6)	128.5	143.6	(73.9)	(11.5)	4.7
Amortization	(58.7)	(57.2)	(2.5)	4.7	(47.0)	(17.9)	(4.3)
Changes in trade provisions	(1.0)	(3.7)	N.M.	N.M.	(5.3)	41.9	65.3
Impairment charges	-	(30.9)	N.M.	N.M.	-	(100.0)	(100.0)
Other operating expenses	(215.9)	(166.8)	(22.7)	(16.2)	(118.7)	(28.8)	(17.0)
Total operating expenses	(1,748.2)	(1,709.7)	(2.2)	6.2	(1,377.6)	(19.4)	(5.5)
Operating profit	89.5	12.6	(85.9)	(84.5)	40.3	N.M.	N.M.
Finance income	18.8	20.0	6.4	46.1	15.7	(21.8)	7.2
Finance costs	(45.6)	(68.1)	49.3	56.4	(70.3)	3.2	14.3
Net foreign exchange loss	(28.8)	(9.1)	(68.5)	(58.1)	(27.8)	N.M.	N.M.
Net finance expense	(55.6)	(57.1)	2.7	10.9	(82.4)	44.3	81.1
Profit/(loss) before income tax	33.9	(44.5)	N.M.	N.M.	(42.1)	(5.3)	22.8
Income tax expense	(13.4)	(36.2)	N.M.	N.M.	(4.8)	(86.8)	(87.5)
Profit/(loss) for the year	20.5	(80.7)	N.M.	N.M.	(46.9)	(41.9)	(35.5)
Profit/(loss) attributable to:
Owners of the parent	18.5	(81.3)	N.M.	N.M.	(46.9)	(42.3)	(35.9)
Non-controlling interest	1.9	0.6	(68.5)	N.M.	-	(100.0)	(100.0)
Profit/(loss) for the year	20.5	(80.7)	N.M.	N.M.	(46.9)	(41.9)	(35.5)
Other financial data:
EBITDA (1) (unaudited)	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1
Adjusted EBITDA (1) (unaudited)	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1

(*) Uses the current currency FX for the variation of 2019 versus 2020.

(1)     In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

We believe that EBITDA is a useful metric for investors to understand our results of continuing operations and profitability because it permits investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

The application of IFRS 16 from January 1, 2019 means EBITDA for the year ended December 31, 2019 and 2020 is positively impacted by a decrease in operating expenses relating to rental payments for leases recorded under IFRS 16 that would not otherwise have been recorded prior to the application of IFRS 16. EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economies for our operations in Argentina.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Year Ended December 31, 2018, 2019 and 2020

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%) (*)
	2018	2019			2020

Revenue:
Brazil	877.7	827.3	(5.7)	2.1	609.4	(26.3)	(4.4)
Americas	708.7	660.1	(6.9)	2.8	582.0	(11.8)	(1.5)
EMEA	240.9	232.8	(3.3)	2.0	234.7	0.8	(0.9)
Other and eliminations (1)	(9.1)	(12.9)	42.5	49.7	(13.8)	6.9	14.7
Total revenue	1,818.2	1,707.3	(6.1)	2.1	1,412.3	(17.3)	(2.8)
Operating expenses:
Brazil	(847.6)	(807.4)	(4.7)	3.2	(594.5)	(26.4)	(4.5)
Americas	(701.4)	(679.5)	(3.1)	6.6	(576.7)	(15.1)	(4.2)
EMEA	(240.2)	(244.1)	1.6	7.5	(235.1)	(3.7)	(5.7)
Other and eliminations (1)	41.0	21.4	(47.8)	(42.2)	28.7	34.1	68.0
Total operating expenses	(1,748.2)	(1,709.7)	(2.2)	6.2	(1,377.6)	(19.4)	(5.5)
Operating profit/(loss):
Brazil	33.1	21.1	(36.3)	(31.7)	15.0	(29.0)	(5.0)
Americas	21.5	(18.2)	N.M.	N.M.	7.7	(142.5)	N.M.
EMEA	2.5	1.2	(52.8)	(49.3)	2.8	133.9	N.M.
Other and eliminations (1)	32.3	8.6	(73.5)	(70.9)	14.8	72.9	N.M.
Total operating profit	89.5	12.6	(85.9)	(84.5)	40.3	N.M.	N.M.
Net finance expense:
Brazil	(30.3)	(46.5)	53.4	66.4	(42.5)	(8.6)	19.1
Americas	(5.5)	(5.6)	1.4	35.8	(9.6)	71.2	88.3
EMEA	(1.6)	(1.4)	(12.7)	(6.6)	(1.3)	(10.9)	(10.9)
Other and eliminations (1)	(18.1)	(3.6)	(80.2)	(80.0)	(29.1)	N.M.	N.M.
Total net finance expense	(55.6)	(57.1)	2.7	10.9	(82.4)	44.3	81.1
Income tax benefit/(expense):
Brazil	(1.4)	7.4	N.M.	N.M.	5.8	(21.4)	0.7
Americas	(2.1)	(2.0)	(0.3)	(7.1)	(8.1)	N.M.	N.M.
EMEA	(0.9)	(22.0)	N.M.	N.M.	3.6	(116.6)	(115.4)
Other and eliminations (1)	(9.0)	(19.6)	116.7	129.0	(6.2)	(68.6)	(65.2)
Total income tax expense	(13.4)	(36.2)	N.M.	N.M.	(4.8)	(86.8)	(87.5)
Profit/(loss) for the year:
Brazil	1.4	(18.0)	N.M.	N.M.	(21.7)	20.5	53.4
Americas	13.9	(25.9)	N.M.	N.M.	(9.9)	(61.6)	(45.4)
EMEA	-	(22.2)	N.M.	N.M.	5.2	(123.4)	(121.2)
Other and eliminations (1)	5.1	(14.6)	N.M.	N.M.	(20.4)	39.6	28.6
Profit/(loss) for the year	20.5	(80.7)	N.M.	N.M.	(46.9)	(41.9)	(35.5)
Profit/(loss) attributable to:
Owners of the parent	18.5	(81.3)	N.M.	N.M.	(46.9)	(42.3)	(35.9)
Non-controlling interest	1.9	0.6	(68.5)	N.M.	-	(100.0)	(100.0)
Other financial data:
56

EBITDA (2):
Brazil	83.5	96.9	16.0	25.2	78.2	(19.3)	5.2
Americas	56.2	30.7	(45.3)	(40.5)	52.6	71.1	53.6
EMEA	12.3	17.0	38.5	46.7	15.3	(9.6)	(9.6)
Other and eliminations (1)	32.8	8.8	(73.1)	(70.4)	15.1	71.0	N.M.
Total EBITDA (unaudited)	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1
Adjusted EBITDA (2):
Brazil	99.4	111.7	12.4	21.1	81.8	(26.8)	(4.8)
Americas	73.5	32.4	(55.9)	(51.9)	66.8	105.8	35.2
EMEA	19.5	21.8	11.9	18.3	21.3	(2.3)	(2.8)
Other and eliminations (1)	(7.6)	(12.6)	65.5	61.5	(8.6)	(31.2)	(67.1)
Total Adjusted EBITDA (unaudited)	184.8	153.4	(17.0)	(9.9)	161.2	5.1	23.1

(*) Uses the current currency FX for the variation of 2019 versus 2020.
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. We believe that Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations. Adjusted EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.
N.M. means not meaningful

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

Revenue

Revenue decreased by $295.0 million, or 17.3%, from $1,707.3 million for the year ended December 31, 2019 to $1,412.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, revenue decreased 2.8%, primarily due to lower revenues from Telefónica, partially offset by a 4.9% increase in revenue from multisector clients.

Revenue from Telefónica decreased by $152.7 million, or 25.4%, contributing $449.5 million in revenue for the year ended December 31, 2020, against $602.1 million in the year ended December 31, 2019. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 15.9%, due to (i) the discontinuation of unprofitable programs in Brazil since the fourth quarter of 2019 and (ii) lower volumes due to COVID-19’s impact in all regions mainly during the second half of March, April and May. However, we sold more next generation services to Telefónica in the year ended December 31, 2020 compared to the year ended December 31, 2019, which is reshaping our relationship with our largest client.

Multisector clients presented a revenue decrease of $142.3 million, or 12.9%, from $1,105.2 million for the year ended December 31, 2019 to $962.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, revenue from multisector clients increased 4.9%, supported by multisector growth across all regions. The increase in multisector customers despite the challenges raised by the COVID-19 crisis reflects the effectiveness of the “sales excellence” pillar of our Three Horizon Plan. Under the “sales excellence” pillar, we have transformed our sales model to accelerate proﬁtable growth under a “sell more, sell better, sell what we want” approach. We are highly focused on the relationships we have with our customer base and consider these to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and strengthen our position in the born-digital area of the market. Our commercial team is responsible for end-to-end customer life cycle, namely new sales to new customers, account development, changes in the scope of service we provide, renewals and inflation pass-through negotiations, driving increases in sales through a War Room model and a compensation model focused on profitable growth. We have also been prioritizing strategic product sales among current and future customers, to ensure the right product portfolio at each of our customers, which we believe to be a key lever to drive healthy growth in future.

For the year ended December 31, 2020, revenue from multisector clients was 68.2% of total revenue, compared to 64.7% for the year ended December 31, 2019, an increase of 3.4 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the years ended December 31, 2019 and 2020 including as a percentage of revenue and the percentage change between those periods (both with and excluding the effect of foreign exchange).

	For the year ended December 31,
($ in millions, except percentage changes)	2019	(%)	2020	(%)	Change (%)	Change excluding FX (%) (*)
Brazil	827.3	48.5	609.4	43.2	(26.3)	(4.4)
Americas	660.1	38.7	582.0	41.2	(11.8)	(1.5)
EMEA	232.8	13.6	234.7	16.6	0.8	(0.9)
Other and eliminations (1)	(12.9)	(0.8)	(13.8)	(1.0)	6.9	14.7
Total	1,707.3	100.0	1,412.3	100.0	(17.3)	(2.8)

(*) Uses the current currency FX for the variation of 2019 versus 2020.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2019 and 2020 was $827.3 million and $609.4 million, respectively, a decrease of $217.9 million, or 26.3%. Excluding the impact of foreign exchange, revenue in Brazil decreased by 4.4% due to a 24.6% decrease in revenue from Telefónica, partially offset by a 3.4% increase in revenue from multisector clients. The increase in revenue from multisector clients was primarily due to the Company focus in continuing to sell Next Generation Services and further penetrating fast-growing verticals, such as born-digital, tech and media. The decrease in revenue from Telefónica was mainly due to (i) the discontinuation of unprofitable programs since the fourth quarter of 2019 and (ii) the COVID-19 pandemic’s impact on volumes, mostly during April and May, as Atento focused its delivery capacity on multisector clients.

Americas

Revenue in Americas for the year ended December 31, 2019 and 2020 was $660.1 million and $582.0 million, respectively, a decrease of $78.1 million, or 11.8%. Excluding the impact of foreign exchange, revenue in Americas decreased by 1.5% due to a 13.0% decrease in revenue from Telefónica, partially offset by a 5.7% increase in revenue from multisector clients, mainly in the United States and Colombia. The decrease in revenue from Telefónica in the region was primarily due to lower volumes resulting from the COVID-19 pandemic, mainly in Peru where the lockdown effects were more severe in this country. The increase in multisector sales was attributable to higher volumes in tech and born-digital companies and by the 17% expansion of US revenues in the year of 2020.

EMEA

Revenue in EMEA for the year ended December 31, 2019 and 2020 was $232.8 million and $234.7 million, respectively, an increase of $1.9 million, or 0.8%. Excluding the impact of foreign exchange, revenue in EMEA decreased by 0.9%. The decrease in revenue was primarily due to a 9.3% decrease in revenue from Telefónica due to the impact of COVID-19 in the region, mainly in April and May, offset by a 9.7% increase in revenue from multisector clients, mainly from higher volumes in telco, utilities and public services verticals.

Other operating income

Other operating income totaled $4.5 million and $5.6 million for the year ended December 31, 2019 and 2020, respectively.

Other gains and own work capitalized

Other gains and own work capitalized totaled $10.5 million for the year ended December 31, 2019 and $0.1 million for the year ended December 31, 2020. This decrease was due to one-off non-operational revenue in the year ended December 31, 2019.

Total operating expenses

Total operating expenses decreased by $332.0 million, or 19.4%, from $1,709.7 million for the year ended December 31, 2019 to $1,377.6 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses decreased by 5.5%, mainly due to the acceleration of operational improvements under our improved efficiencies program, which seeks to further optimize our cost structure through right-sizing of operations as well as implementation of shared services, a zero-based budgeting system and the work@home model. As a percentage of revenue, operating expenses represented 100.1% and 97.5% for the years ended December 31, 2019 and 2020, respectively.

Supplies: Supplies expenses increased by $5.8 million, or 8.8%, from $66.4 million for the year ended December 31, 2019 to $72.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, supplies expenses increased by 27.5%, mainly due to Brazil and EMEA regions. As a percentage of revenue, supplies represented 3.9% and 5.1% for the year ended December 31, 2019 and 2020, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $240.6 million, or 18.5%, from $1,301.0 million for the year ended December 31, 2019 to $1,060.4 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, employee benefit expenses decreased by 4.6%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program, including lower headcount, mainly in Brazil. As a percentage of revenue, employee benefit expenses represented 76.2% and 75.1% for the years ended December 31, 2019 and 2020, respectively.

Depreciation and amortization: Depreciation and amortization expenses decreased by $19.9 million, or 14.1%, from $140.8 million for the year ended December 31, 2019 to $120.9 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 1.0%, mainly due to Brazil region.

Changes in trade provisions: Changes in trade provisions amounted to a loss of $3.7 million and a loss of $5.3 million for the years ended December 31, 2019 and 2020, respectively.

Impairment charges: The year ended December 31, 2019 was impacted by a goodwill impairment of $30.9 million related to Argentina subsidiary and as a consequence of the Macroeconomic crisis and hyperinflation in the country.

Other operating expenses: Other operating expenses decreased by $48.1 million, or 28.8%, from $166.8 million for the year ended December 31, 2019 to $118.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, other operating expenses decreased by 17.0%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program. As a percentage of revenue, other operating expenses totaled 9.8% and 8.4% for the years ended December 31, 2019 and 2020, respectively.

Brazil

Total operating expenses in Brazil decreased by $212.9 million, or 26.4%, from $807.4 million for the year ended December 31, 2019 to $594.5 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 4.5%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program to offset lower revenues from the pandemic. Operating expenses as a percentage of revenue in Brazil was stable 97.6% for the years ended December 31, 2019 and 2020.

Americas

Total operating expenses in Americas decreased by $102.8 million, or 15.1%, from $679.5 million for the year ended December 31, 2019 to $576.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in Americas decreased by 4.2%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program, more than offsetting lower revenues from the pandemic. Operating expenses as a percentage of revenue in Americas decreased from 102.9% for the year ended December 31, 2019 to 99.1% for the year ended December 31, 2020.

EMEA

Total operating expenses in EMEA decreased by $9.0 million, or 3.7%, from $244.1 million for the year ended December 31, 2019 to $235.1 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 5.7%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program, more than offsetting lower revenues from the pandemic. Operating expenses as a percentage of revenue in EMEA decreased from 104.9% for the year ended December 31, 2019 to 100.2% for the year ended December 31, 2020.

Operating profit/(loss)

Operating profit increased by $27.7 million, from $12.6 million for the year ended December 31, 2019 to $40.3 million for the year ended December 31, 2020, an increase due to the reasons mentioned above. Operating profit margin increased from 0.7% for the year ended December 31, 2019 to 2.9% for the year ended December 31, 2020.

Brazil

Operating profit in Brazil decreased by $6.1 million, or 29.0%, from $21.1 million for the year ended December 31, 2019 to $15.0 million for the year ended December 31, 2020 due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased by 5.0%. Operating profit margin in Brazil decreased from 2.6% for the year ended December 31, 2019 to 2.5% for the year ended December 31, 2020.

Americas

Operating profit/(loss) in Americas changed by $26.0 million, from a loss of $18.2 million for the year ended December 31, 2019 to a profit of $7.7 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, operating profit/(loss) increased by $18.1 million, for the reasons mentioned above. Operating profit margin in Americas increased from negative 2.8% for the year ended December 31, 2019 to 1.3% for the year ended December 31, 2020.

EMEA

Operating profit in EMEA increased by $1.6 million, from $1.2 million for the year ended December 31, 2019 to $2.8 million for the year ended December 31, 2020, due to the reasons mentioned above. Operating profit margin in EMEA increased from 0.5% for the year ended December 31, 2019 to 1.2% for the year ended December 31, 2020.

Finance income

Finance income was $20.0 million for the year ended December 31, 2019 as compared to $15.7 million for the year ended December 31, 2020. The decrease in finance income was mainly due to a lower effect from Argentina hyperinflation in the year ended in 2020, compared to year ended 2019.

Finance costs

Finance costs increased by $2.2 million, or 3.2%, from $68.1 million for the year ended December 31, 2019 to $70.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, finance costs increased by 14.3% during the year ended December 31, 2020. The increase in finance costs was driven by (i) higher interest costs from the higher use of credit lines to ensure adequate liquidity during the COVID-19 pandemic and (ii) higher average debt with third parties as we issued an additional $100 million under our 2022 Senior Secured Notes in April 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss increased by $18.7 million, from a loss of $9.1 million for the year ended December 31, 2019 to a loss of $27.8 million for the year ended December 31, 2020, primarily due to Brazilian Reais and Mexican Peso depreciations against the U.S. dollar that impacted our intercompany balances, but with no significant cash effect.

Income tax expense

Income tax expense for the year ended December 31, 2019 totaled $36.2 million as compared to $4.8 million for the year ended December 31, 2020. Income tax expense for the year ended December 31, 2019 contained a negative one-off tax impact of $37.8 million due to a settlement with the Spanish Tax Authority in the first quarter of 2019 in connection with a claim against us for certain differences in historical tax payments.

Profit/(loss) for the year

As a result of the foregoing, loss for the year ended December 31, 2019 and 2020 was $80.7 million and $46.9 million, respectively.

EBITDA and Adjusted EBITDA

EBITDA increased by $7.8 million, or 5.1%, from $153.4 million for the year ended December 31, 2019 to $161.2 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, EBITDA increased by 23.1%, primarily due to a better revenue mix of Multisector clients and Next Generation services as well as improved operational efficiencies and stricter cost control, especially in Brazil region.

EBITDA margin, defined as EBITDA over revenue, increased from 9.0% for the year ended December 31, 2019 to 11.4% for the year ended December 31, 2020, despite the global pandemic and approximately 30% BRL devaluation in the period. This demonstrates positive results of our Three Horizon Plan strategic plan implemented during 2019.

Brazil

Adjusted EBITDA in Brazil decreased by $30.0 million, or 26.8%, from $111.7 million for the year ended December 31, 2019 to $81.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 4.8%. The decrease in Adjusted EBITDA in Brazil was mainly due to the impact of COVID-19 during April and May, partially offset by the better revenue mix combined with higher efficiencies.

Adjusted EBITDA margin in Brazil for the year ended December 31, 2020 decreased slightly to 13.4% from 13.5% for the year ended December 31, 2019.

Americas

Adjusted EBITDA in Americas increased by $34.3 million, or 105.8%, from $32.4 million for the year ended December 31, 2019 to $66.8 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 35.2% primarily due to an improved revenue mix, higher efficiencies and a low comparison base due to the $30.9 million impact from the Argentina impairment on Q4 2019.

Adjusted EBITDA margin in Americas for the year ended December 31, 2020 increased to 11.5% from 4.9% for the year ended December 31, 2019.

EMEA

Adjusted EBITDA in EMEA decreased by $0.5 million, or 2.3%, from $21.8 million for the year ended December 31, 2019 to $21.3 million for the year ended December 31, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 2.8%.

Adjusted EBITDA margin in EMEA for the year ended December 31, 2020 decreased to 9.1% from 9.4% for the year ended December 31, 2019, mainly due to the impact of COVID-19 during the second half of March, April and May, partially offset by better revenue mix, including Next Generation services, combined with higher operating efficiencies.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 16, 2020.

B.        Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $209.0 million. We fund our ongoing capital and working capital requirements through a combination of cash flow from operations and financing activities. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash on hand and cash flow from our operating, investing and financing activities, including funds available under the Revolving Credit Facility, will enable us to meet our working capital, capital expenditure, debt service and other funding requirements for the foreseeable future. We have ample liquidity: as of December 31, 2020, the total amount of credit available to us was $88.1 million under our Revolving Credit Facility, out of which $61.8 million was drawn as of December 31, 2020.

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

As of December 31, 2020, our outstanding debt was $727.8 million, which includes $505.6 million of our 6.125% Senior Secured Notes due 2022, $30.0 million of financing under a super senior revolving credit facility, $0.6 million of financing provided by BNDES, $152.7 million of lease liabilities and $38.9 million of other bank borrowings, especially short-term financing for working capital needs.

For the year ended December 31, 2020, our cash flow from operating activities was $127.0 million, which includes interest paid of $46.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $173.2 million.

Cash Flows

As of December 31, 2020, we had cash and cash equivalents of $209.0 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,
($ in millions)	2018	2019	2020

Cash flows from operating activities	81.2	46.5	127.0
Cash flows used in investing activities	(41.2)	(55.9)	(38.2)
Cash flows (used in)/provided by financing activities	(33.7)	5.0	1.0
Net increase/(decrease) in cash and cash equivalents	6.3	(4.4)	89.8
Effect of changes in exchange rates	(14.5)	(4.5)	(5.5)

For a discussion on the cash flow for the year ended December 31, 2019 compared to the year ended December 31, 2018, see on Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 16, 2020.

Cash Flows from Operating Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, cash from operating activities was $127.0 million compared to cash from operating activities of $46.5 million in the same period of prior year. The increase is mainly due to the positive changes of $49.8 million in working capital resulting from the implementation of stricter treasury policies with the reduction of our overdue receivables.

Cash Flows used in Investing Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, cash used in investing activities was $38.2 million compared to cash used in investing activities of $55.9 million in the same period of prior year, mainly due to the acquisitions of minority interests in Interfile and RBrasil in 2019.

Cash Flows from/(used in) Financing Activities

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020 cash provided by financing activities was $1.0 million compared to cash provided by financing activities of $5.0 million in the same period of prior year.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.          Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2020, the ratio was 3.4 times. This financial covenant applies only as a restriction for certain actions (e.g. issuance a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2020, we were in compliance with the terms of our covenants.

Description	Currency	Maturity	Interest rate	As of December 31, 2020 ($ in millions)
Senior Secured Notes	USD	2022	6.125%	505.6
Super Senior Credit Facility	USD	2021	Libor + 4.25	30.0
BNDES	BRL	2022	Energy Efficiency Project: TJLP + 2%	0.6
Lease Liabilities	BRL, USD	2025	7.0%-12.0%	152.7
Other Borrowings	BRL, USD	2021	4.5%-8.9%	38.9
Total Debt				727.8

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

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter into transactions with affiliates. As of December 31, 2020, we were in compliance with these covenants. The outstanding amount on December 31, 2020 is $505.6 million.

All interest payments are made on a half-yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at December 31, 2020, is $500.2 million.

The fair value hierarchy of the Senior Secured Notes is Level 1, as the fair value is based on the quoted market price at the reporting date.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds to repurchase and redeemed all of its 6.125% Senior Secured Notes due 2022.

The terms of the Indenture governing the 2026 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter into transactions with affiliates.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of 500,000 thousand U.S. dollars aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction. During February 2021, Atento Luxco I S.A. used the net proceeds to fully redeem all of its 6.125% Senior Secured Notes due 2022, completing the refinancing and extending the Company’s average life to 4.5 years from 1.5 years. For more details, please see “Item 27 – Subsequent Events”.

Other Financial Instruments

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80.0 million Brazilian reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $25.0 million as of April 30, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals the average daily rate of the One Day “over extra-group” – DI – Interbank Deposits (this rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed on a regular basis. On April 7, 2020, we paid the full outstanding balance, and the “2017 Santander Bank Credit Certificate” was terminated by mutual agreement between the parties.

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit line agreement with Banco de America Central, S.A. - BAC for an amount of $1.600 million, maturing on one year, extendable with simple exchange of letters with an annual interest rate of 8.0% per annum. As of December 31, 2020, the outstanding balance was $0.002 million.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30.0 million Brazilian Reais, with maturity every six months, with an annual interest rate of CDI plus 2.127% per annum. On February 27, 2020, the amount of the agreement was increased up to 40.0 million Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with maturity date on July 27, 2020. On July 22, 2020, the amount of the agreement was maintained at up to 40.0 million Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with next maturity date on October 20, 2020. On October 14, 2020, Atento Brasil paid the full outstanding balance.

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

On February 14, 2020, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7.4 million Euros maturing on August 13, 2020 with an annual interest rate of 1.49%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.95% over 35.0 million Brazilian Reais. The total outstanding balance was paid on the due date.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35.2 million Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. The total outstanding balance was paid on the due date.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 24.5 million Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. As of December 31, 2020, the outstanding balance was $4.7 million.

On April 06, 2020, Atento Brasil S.A. entered into a loan agreement with Banco Santander for an amount of 110.0 million Brazilian Reais, maturing on April 06, 2021 with an annual interest rate of CDI plus 4.96% per annum. On July 13, Atento Brasil S.A. amortized the principal amount of 60.0 million Brazilian Reais plus accrued interest. As of December 31, 2020, the outstanding balance was $9.9 million.

On May 12, 2020, Atento Peru entered a loan agreement with Scotiabank Peru, under the government financing program related to Covid-19 (Reactiva Peru), for an aggregate principal amount of 10.0 million Peruvian Soles, with an annual interest rate of 1.0% per annum. This facility should be repaid in 36 months. The first payment would be due on May 12, 2021 and the last payment would be due on May 12, 2023. On November 13, Atento Peru prepaid the total outstanding balance.

On June 12, 2020, Atento Brasil entered into a financing agreement with Banco De Lage Landen for an amount of 10.0 million Brazilian Reais to finance the purchase of Microsoft software licenses, maturing on June 30, 2023 with an annual interest rate of 9.0% per annum. Atento Brasil drew down on the financing agreement on July 1, 2020. The outstanding balance as of December 31, 2020 was $1.9 million

On August 26, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 50.0 million Brazilian Reais, maturing on February 22, 2021 with an annual interest rate of CDI plus 2.70% per annum. The balance under the loan agreement as of December 31, 2020 was $9.8 million.

On October 14, 2020, Atento Brasil entered into a bank credit certificate with Banco do Brasil for an amount of 30.0 million Brazilian Reais, maturing on February 28, 2021 with an annual interest rate of CDI plus 2,127%. As of December 31, 2020, the outstanding balance was $5.8 million.

On December 15, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 35.0 million Brazilian Reais, maturing on June 14, 2021 with an annual interest rate of CDI plus 2.50% per annum. The balance under the loan agreement as of December 31, 2020 was $6.7million.

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

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of $50.0 million maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%. On September 21, 2020, the full amount of $50.0 million was rolled over until December 20, 2020, at the same interest rate.

On December 20, 2020, Atento Luxco 1 S.A. repaid $20.0 million and the outstanding $30.0 million as of such date was rolled over and matures on March 22, 2021.

As of December 31, 2020, we were in compliance with this covenant and the outstanding amount under this facility was $30.0 million.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euros and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis and matures one year after the date of the Agreement. As of December 31, 2019, the outstanding amount under this facility was zero. On April 7, 2020, the “2017 Santander Bank Credit Certificate” was terminated by mutual agreement between the parties.

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
67

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

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract, including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

	($ in millions)

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11.1	5.5	7.7	0.5	-	24.8
April 16, 2014	4.7	2.4	3.3	0.2	-	10.6
July 16, 2014	-	-	-	-	0.3	0.3
August 13, 2014	27.6	3.0	4.4	0.5	-	35.5
Subtotal 2014	43.4	10.9	15.4	1.2	0.3	71.2
March 26, 2015	5.8	1.4	2.0	0.2	-	9.4
April 17, 2015	12.0	3.0	4.3	0.3	-	19.6
December 21, 2015	7.2	1.8	-	-	0.2	9.2
Subtotal 2015	25.0	6.3	6.3	0.5	0.2	38.3
October 27, 2016	-	-	-	-	0.2	0.2
Subtotal 2016	-	-	-	-	0.2	0.2
Total	68.4	17.2	21.7	1.7	0.7	109.7

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment would be due on February 15, 2020, however Atento Brasil S.A. repaid in advance on April 30, 2019 all the outstanding amount. The amount repaid was BRL61.7 million (equivalent to $15.6 million) plus interest accrued and a penalty of BRL 0.7 million (equivalent to $0.2 million).

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A., with the proceeds from the BNDES Credit Facility. As of December 31, 2020, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

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

As of December 31, 2020, the outstanding amount under BNDES Credit Facility was $0.6 million.

Lease liabilities

The present value of future lease liabilities is as follow:

	As of December 31,
	2019	2020
($ in millions)	Net carrying amount of asset

Up to 1 year	52.0	53.2
Between 1 and 5 years	142.7	99.5
Total	194.8	152.7

C.	Research and Development, Patents and Licenses, etc.

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

In 2020, Atento launches its Startup accelerator named “Atento Next”. In line with the objective of having innovation at the center of its business strategies, Atento Next, will put the company close to the selected startups, to bring even more innovation to the company and its customers.

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

Hybrid models between human agents and Artificial Intelligence (AI).

Call centers have become a hybrid of customer contact channels, and the future of call centers will see an increased hybrid setting - a mix of human agents and Artificial Intelligence (AI). As Artificial Intelligence (AI) becomes increasingly sophisticated, more efficient and more accurate, bringing many advantages to call centers in terms of productivity and cost. This means that the future of call centers requires a mix of AI and human interaction. The hybrid model will see automation and self-service rise to improve efficiency, with technology like AI chatbots dealing with FAQs and simple customer questions. Meanwhile, human agents will answer more complicated queries and problem-solving, still providing the personalized and human centered customer service when needed. In that sense, automation and AI-based tools are currently transforming the CX outsourcing services landscape and their relevance in the market is only expected to increase in the coming years.

The consolidation of the mix between face-to-face and remote work is expected.

Remote work grew exponentially during the pandemic. The incidence of COVID-19 led many companies to adopt teleworking as a contingency strategy and this model is currently maintained in organizations. The benefits have gone beyond survival, allowing employees to optimize their time and improve the balance between their personal and work lives. It has also enabled companies to expand their networks and work with the most talented people, regardless of where they are; improve infrastructure costs by being able to save on working space; reduce worker absenteeism and improve productivity, among others. This has allowed the need to have 100% digital processes, as recruitment, selection and training remotely that allow recruiting and managing resources anywhere. The future is likely to be hybrid, in which part of the operations will be carried out in contact centers and another part in remote work, allowing providers to take advantage of the best of both worlds.

Highly skilled and trained agents

All these changes to the future of call centers will naturally mean a change in the role of agents too. As AI takes over the customer service for the more simple queries, agents will focus on dealing with complex issues. As a result, they will need to have more advanced problem-solving skills and greater knowledge of the product/service, which means they will require more advanced and detailed training. With data becoming an increasing part of customer service, agents will also need to have good analytical skills in order to make the most of all of the data they can access in the CRM.

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

Potential Customers May be Reluctant to Change Their CRM BPO Service Provider

As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider because the companies often expand the range and scope of the CRM BPO services which they use. For example, for the year ended December 31, 2020, 45.8% of our revenue from client groups other than the Telefónica S.A. came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2018, 2019 and 2020, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.3%, 94.5% and 98.6%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider, which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new end-service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than short-term or low-value leases and guarantees.

The following table shows the decrease in the number of the customer performance guarantees we have provided to third parties for the indicated periods, in connection with agreements under which we provide our services and as part of our ordinary course of business. Of these guarantees, as of December 2020 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relates to tax and labor related procedures.

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

	As of December 31,
($ in millions)	2018	2019	2020
Guarantees
Financial, labor-related, tax and rental transactions	125.4	152.3	119.4
Other	257.8	198.3	188.0
Total	383.3	350.6	307.4

F.	Tabular Disclosure of Contractual Obligations

The following table presents our expected future cash outflows resulting from debt obligations, lease liabilities, operating lease obligations and other long-term liabilities as of December 31, 2020.

	As of December 31,
	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	561.3	30.6	530.6	-	-
Lease liabilities	179.1	52.7	97.5	12.1	16.7
Derivative financial instrument	5.2	-	5.2	-	-
Trade and other payables	140.1	135.8	4.3	-	-
Total	885.6	219.1	637.7	12.1	16.7

Debt obligations are comprised of bonds and bank loans (as of December 31, 2020; see Note 17 to the Atento’s consolidated financial statements). The bonds consist of Senior Secured Notes, and bank loans are mainly comprised of the Super Senior Revolving Credit Facility, Banco Nacional de Desenvolvimento Economico e Social (BNDES), Banco ABC, Banco Santander, Banco do Brasil, Banco De Lage Landen and overdraft lines.

We enter into lease arrangements related to properties, furniture, tools and other tangible assets. Our assets acquired under finance leases are located in Brasil and Peru.

G.	Safe Harbor

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Below is a list of the names and ages of Atento’s executive officers and directors and a brief account of the business experience of each of them.

Name	Age	Position
Carlos López-Abadía	58	Chief Executive Officer and Director
José Azevedo (1)	47	Chief Financial Officer
Virginia Beltramini Trapero	48	Chief Legal Officer
Gustavo Tasner (3)	52	Chief Operations Officer and South America Regional Director
Cathrine Jooste (2)	46	Commercial Director and US Nearshore Regional Director
Dimitrius de Oliveira	48	Brazil Regional Director
José María Pérez Melber	49	Spain Director

(1) Joined as of November 11th, 2019.
(2) Joined as of January 2nd, 2020.
(3) Joined as of November 4th, 2019.

Name	Age	Position
Carlos López-Abadía	58	Director
Antonio Viana-Baptista	63	Director
John Madden (1)	47	Director
Thomas Iannotti	63	Director
Roberto Rittes (2)	46	Director
Antenor Camargo (3)	35	Director
David Garner	63	Director
Robert W. Payne (4)	62	Director

(1) Joined as of June 24th, 2020.
(2) Joined as of June 24th, 2020.
(3) Joined as of June 24th, 2020.
(4) Joined as of October 16th, 2020.

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

José Azevedo, Chief Financial Officer. José Azevedo joins Atento with 15 years of experience managing global financial operations from C-suite and Board positions. He has steered major financial turnarounds and corporate mergers at high-profile organizations while implementing financial and business development strategies that drove value for all stakeholders of these companies. Before joining Atento, Mr. Azevedo served as Chief Financial Officer and Investor Relations Officer at Unidas, Brazil’s largest fleet management provider and the country’s second-largest car rental company. From 2016 to 2017, he served as Country Manager Brazil for Softline Group, a leading global IT solutions and services provider focused on emerging markets. Prior to that role, Mr. Azevedo was Chief Executive Officer at Globalweb Data Services in 2015 and Chief Financial Officer at this company from 2014 to 2015. He also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013.Mr. Azevedo holds an MBA from Hamburg University, a BBA from the Automous University of Lisbon, and has CBA training in finance and management from Harvard University.

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

Cathrine Jooste, Chief Commercial Officer and USNS Director, has a successful career spanning over 20 years in the technology and consultancy industries. Before joining Atento, she worked as the Microsoft Offering General Manager at DXC Technology. Prior to that, she worked at companies such as Computer Sciences Corporation (CSC), Cognizant Technology Solutions, Systems West Computer Resources, Avanade and Accenture, always working to build and grow her teams successfully within the different global commitments with the clients. Cathrine holds a Bachelor's of Science in Business Administration and Information System Management from the University of Florida.

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

Roberto Rittes, Director.Mr. Rittes is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has a Master’s degree in Business Administration from Harvard Business School and a Bachelor degree s in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

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

Robert W. Payne, Director. Bill Payne has over 30 years of executive and management experience in both small, entrepreneurial, and large corporate environments and cultures, having also served in several non-executive, mentoring, advisory and consulting roles. In addition to his current roles at several global start-up companies, such as Room Rocket, Usable Media and Excello, he is a board mentor at Critical Eye, a venture capitalist with UK-based Octopus Investments. He is an experienced Non-Executive Director and Chair as well as a visiting Professor at several business schools, including Lancaster University, Henley Management School, Lyon Business School and the University of Surrey, where he was President of the Surrey Business School MBA program. Earlier in his career, Mr. Payne was a senior executive at IBM, where he held leadership roles in consulting, strategy and process outsourcing in Europe and other geographies, including as General manager of the Global Customer Experience (CRM) Outsourcing Group. Mr. Payne also leads his own strategic consultancy Acadameus, which advises start-ups, mid-caps and high-growth companies.

John Madden, Director. Mr. Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK. He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

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

Antenor Camargo, Director. Mr. Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor’s in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

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

As of January 2, 2020, a total of 1,305,065 TRSUs vested, which is composed of 443,490 RSUs of the 2017 Plan, 109,785 RSUs of the Board of directors Plan, 704,057 RSUs of the Board and Extraordinary Plan and 47,733 RSUs of the 20% of the 5 Years Plan.

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant (a total of 153,846 and 16,722 RSUs, respectively) for a total in a one-time award with a one-year vesting period.

On July 28, 2020, a Reverse Share Split occurred according to the Company’s Extraordinary General Meeting of Shareholders. The Company’s shareholders have approved a conversion of the Company’s entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting in the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

On August 3, 2020, Atento granted a new share-based payment arrangement composed by Stock Options and a Long-Term Performance Award to directors, officers and other employees, for the Company and its subsidiaries a total of 1,524,065 SOPs with a 1/3 per year vesting conditions and a Performance Award of USD 4,305,100 linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% in a one-time award respectively.

On August 3, 2020, Atento granted a new share-based payment arrangement composed by Stock Options to directors as an Extraordinary Grant (a total of 195,000 SOPs) for a total in a one-time award with a three-year vesting period.

As of December 31, 2020, there are 105,728 Time RSUs outstanding related to 2018 Grant, 37,981 Time RSUs outstanding related to 2019 – Plan 5Y Grant, 424,373 Time RSUs outstanding related to 2019 Grant and 30,604 and 3,327 Time RSUs outstanding related to 2020 Board and Extraordinary Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

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

Atento’s Compensation Committee consists of John Madden and Thomas Iannotti. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

The approximate aggregated annual total cash received by all executive Board Director and Executive Officers for the year ended December 31, 2020, was $4.3 million.

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

Our board of directors consists of eight members and it is composed by Thomas Iannotti and David Garner, as class I directors; Antenor Camargo, Carlos López-Abadía and Roberto W. Payne as class II directors and Antonio Viana, John Madden and Roberto Rittes as class III directors.

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

Foreign Private Issuer

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

Our Compensation Committee consists of John Madden and Thomas Iannotti. Our board of directors adopts a charter for the Compensation Committee, which is available on our corporate website at www.atento.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors and the board of directors or Compensation Committee of any other company.

Code of Ethics

We have adopted a Code of Ethic (the “Code”) applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. We will provide any person, without charge, upon request, a copy of our Code. Such requests should be made in writing to the attention of our Legal Global Director at the following address: C/ Santiago de Compostela, 94, 9th Floor, 28035, Madrid, Spain.

D.	Employees

For the year ended December 31, 2020, our average and period end numbers of employees, excluding internships, were 139,805 and 145,166, respectively. The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2018, 2019 and 2020.

	Yearly Average
	2018	2019	2020
Brazil	81,158	79,430	71,234
Americas	60,463	57,357	56,021
EMEA	11,345	12,267	12,457
Corporate	72	75	93
Total	153,038	149,129	139,805

For the year ended December 31, 2020, an average of 88.5% of our staff had permanent employment contracts as compared to an average of 87.2% as of December 31, 2019 and 88.1% as of December 31, 2018.

We believe that our people are key enablers to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named “One Atento” and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

Our culture is sustained by five values: (i) Integrity, (ii) Accountability, (iii) Agility, (iv) Customer Orientation and (v) One Team. These values guide our actions in order to make our Change Agenda a reality and help us deliver our mission. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision.

As a result of that, we received different certifications in 2020 such as Top Employers in Brazil and Spain, and Best Place to Work in Spain by Forbes.

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

Employee Satisfaction

Employee’s satisfaction and engagement level is important to us. Thus, we have deployed the Internal Engagement Survey. This survey measures perceptions of employees about the work environment. In 2020, 113,388 people answered it.

The Employee Net Promote Score (eNPS) is a method of measuring how willing your employees to recommend their workplace to their family or friends. An eNPS score can range from -100 to 100. Generally, a score of 50 is excellent. In Atento, the 2020 eNPS was 58%.

Labor/Collective Negotiation

We closely monitor the management of labor relations and it is an important element for the success of our business and results of operations.

As of December 31, 2020, we had in place collective bargaining agreements in six countries, including Argentina, Brazil, Chile, Uruguay, Mexico and Spain, which govern our relationships with most of the employees in those countries. As of December 31, 2020, 74.3% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated on every one-to-three years with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses and partial disability.

In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2020, due to the pandemic, there was no raise salaries.

In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2020, a 3.5% salary increase was agreed for all employees under the collective bargaining agreement, compared to a 4.7% increase in 2019 and a 5% increase in 2018.

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

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2020 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of December 31, 2020. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/ Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.

As of December 31, 2020, Atento had 15,000,000 ordinary shares. The table below presents certain information of December 31, 2020, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers, and (iii) any person that were Executive Officer during 2020:

	Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder (1):
HPS Investment Partners, LLC	3,804,729	25.36%
GIC Asset Management Pte., LTD	3,278,035	21.85%
Farallon Capital Mangement, LLC	2,230,357	14.87%
Santa Lucia Asset Management, SGIIC, SA	851,721	5.68%
Executive Officers and Directors (2):	-	-
Virginia Beltramini Trapero	2,091	0.01%
Carlos Lopez-Abadía	76,513	0.51%
Dimitrius de Oliveira	-	-
José María Pérez Melber	5,466	0.04%
Antonio Viana-Baptista	4,173	0.03%
Thomas Iannotti	54,606	0.36%
David Garner	80,685	0.54%

(1)	Addresses on main shareholders are reported by the principal shareholders through 13G/A and SC13D.
(2)	Addresses on Executive Officers and Directors are: 1, rue Hildegard Von Bingen, 1282, Luxembourg, C/ Santiago de Compostela 94, 28035, Madrid and Rua Paul Valery, 255, 8º andar, CEP 04719-050 | São Paulo/SP | Brasil
B.	Related Party Transactions

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

Legal Proceedings

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill the deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately $105.3 million, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018, the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020, CARF issued a partially favorable decision, ruling in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020, the decision issued by CARF become final. Thus, the amount at stake, not including interest and penalties was reduced from $105.3 million to $69.3 million. Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward of the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10, 2020 with the notification of a tax assessment that reject the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The tax assessment notified by the Brazilian Federal Revenue Service was approximately $60.0 million, including penalties and interest. Company’s external legal advisors considered $45.7 million as possible loss while the remaining $14.2 million was assessed as remote loss. We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

Tax Litigation

As of December 31, 2020, Atento Brasil is party to 42 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (29 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is $38.2 million ($36.5 million on December 31, 2019).

Labor Litigation

Brazil

At December 31, 2020, Atento Brasil was involved in 9,208 labor-related disputes (9,408 labor as of December 31, 2019), being 9,054 of labor massive and 41 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $33.6 million ($62.5 million on December 31, 2019), of which $18.9 million Labor Massive-related, $1.6 million Labor Outliers-related and $13.1 million Special Labor cases related.

Civil Litigation

As of December 31, 2020, Atento Brasil S.A. is party to 10 civil lawsuits ongoing for various reasons (5 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is $3.5 million ($2.4 million on December 31, 2019).

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

Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2020.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Price Information

Ordinary Stock

The following table presents high and low market prices in U.S. dollars for Atento S.A. ordinary stock (ATTO) listed on the New York Security Exchange for the periods shown below.

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company’s entire share capital of 75,406,357 into 15,000,000 shares. In this sense we adjusted the stock prices to consider the reverse share split.

Closing Price ATTO - Annual Basis
	U.S. dollars per Share
Year	High	Low	Closing
2020	18.59	3.71	13.60
2019	24.33	10.56	14.48
2018	52.53	17.85	20.16
2017	63.34	38.96	51.02
2016	50.77	34.69	38.46

Closing Price ATTO - Quarterly Basis
	U.S. dollars per Share
2020	High	Low	Closing
Fourth Quarter	13.78	8.10	13.60
Third Quarter	18.59	5.52	9.21
Second Quarter	7.89	3.71	5.93
First Quarter	17.29	4.82	5.53

Closing Price ATTO - Monthly Basis
	U.S. dollars per Share
Month	High	Low	Closing
March (until March 16, 2021)	23.93	20.50	22.02
February 2021	25.26	16.72	22.52
January 2021	18.56	13.14	16.42
December 2020	13.78	9.87	13.60
November 2020	12.21	8.16	10.26
October 2020	9.54	8.10	8.47
September 2020	10.54	8.75	9.21

B.	Plan of Distribution

 Not applicable.

C.	Markets

The Company’s ordinary shares trade on the NYSE under the symbol “ATTO”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Share Capital

As of December 31, 2020, our issued share capital amounts to €33,978.85, represented by 15,000,000 shares, after the reverse split adopted by the EGM on July 28th, 2020. The extraordinary general meeting of shareholders resolved to approve to convert the seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the then current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970 (the “Conversion”) and subsequently to amend article 5.1 of the articles of association of the Company to read as follows:

“5.1 The Company’s share capital is set at thirty-three thousand nine hundred and seventy-eight euro eighty-five cents (EUR 33,978.85), represented by fifteen million (15,000,000) shares without nominal value.”

The extraordinary general meeting of shareholders subsequently resolved to approve to authorize the board of directors of the Company to amend accordingly the shares register of the Company whereby in case the new amount of shares to be held by a shareholder as a result of the Conversion would lead to such shareholder holding a fractional number of shares, since as per the article 7.2 of the articles of association of the Company, the Company could not issue fractional shares, such new amount of new shares to be held by such shareholder would be rounded up to the nearest whole number of shares and the number of shares held by the Company in treasury would be adjusted accordingly.

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

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30 million to be concluded in up to 12 months. The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the Company repurchased 1,106,158 shares at the total cost of $8.2 million. These shares are being held in treasury. During 2019, the Company repurchased 4,425,499 shares at the total cost of $11.1 million. On February 26, 2020, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months. During 2020, the Company repurchased 169,739 shares at the total cost of $1.3 million.

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

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2020, 4.5% of financial debt with third parties bore interests at variable rates, while at December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of December 31, 2020, there were no outstanding interest rate hedging instruments.

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

As of December 31, 2020, the estimated fair value of the cross-currency swaps totaled a net asset of $5.9 million (asset of $3.1 million as of December 31, 2019).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2020
FAIR VALUE	5,868
+10.0%	9,884
-10.0%	872

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

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

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

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019	2020
Cash and cash equivalents	133.5	124.7	209.0
Debt:
Senior Secured Notes	400.0	501.9	505.6
Super Senior Credit Facility	-	-	30.0
Brazilian Debentures	14.7	-	-
BNDES	24.0	1.2	0.6
Lease Liabilities (3)	5.5	194.8	152.7
Other Borrowings	15.5	22.8	38.9
Total Debt	459.8	720.6	727.8
Net Debt with third parties (1) (unaudited)	326.2	595.9	518.8
Adjusted EBITDA LTM (2) (*) (non-GAAP) (unaudited)	184.8	153.4	161.2
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	3.9x	3.2x

(1)	In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs and other items not related to our core results of operations.
(3)	Consider the impact on December 31, 2020 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $144.1 million and $8.6 million of other financial leases.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2020, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to enable the Company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2020.

C.	Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020 dated March 22, 2021 and included herein, expressed an unqualified opinion. This attestation report appears on page F-2.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2020 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed in 2019 and 2020 by our principal accountants, Ernst & Young Auditores Independentes S.S., including fees from member firms Ernst & Young.

	Thousands of U.S. dollars
	2019	2020

Audit-fees (*)	1,341	1,327
Audit-related fees (**)	-	422
All other fees (***)	143	106
Total	1,484	1,855

All services and fees were pre-approved by the Audit Committee Chair.

(*)	Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.
(**)	Audit-related fees: includes fees related to issue comfort letters.
(***)	Other fees in 2019 services related to support Atento on its contract management process. In 2020 related include service of evaluating industries key trends and potential strategic for the Brazilian market. The fees which were pre-approved by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities by us or our affiliates in 2020.

Atento S.A. – Buyback Program
Period	Total Number of Shares Purchased (3)	Average Price Paid per Share in USD (4)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs in 2020 (1) (5)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2)
May 2020	5,532	4.55	5,532	-
June 2020	84,066	6.28	89,598	-
July 2020	18,711	6.98	108,309	-
August 2020	7,635	10.21	115,944
September 2020	16,430	9.90	132,374	-
October 2020	8,981	9.03	141,355	-
November 2020	11,790	10.62	153,145
December 2020	16,594	12.24	169,739	-
Total	169,739	7.86	169,739	-

(1)	On February 4, 2020, the shareholder’s meeting of the Company approved the renewal of the authorization to the Board of Directors to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital. On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4, 2020. The program authorized by the Board of Directors is limited to $30.0 million in up to 12 months, beginning March 2020.

(2)      Conform the new program approved by the Board on February 26, 2020, the share buyback is limited to $30.0 million in up to 12 months, starting in March 2020. We believe the share treasury program approved by the Board of Directors as confidence in our business prospects moving forward.

(3)      The “Total Number of Shares Purchased” was 5,532 in May 2020, 84,066 in June 2020, 18,711 in July 2020, 7,635 in August 2020, 16,430 in September 2020, 8,981 in October 2020, 11,790 in November 2020 and 16,594 in December 2020. In 2019, the “Total Number of Shares Purchased” was 4,425,499.

(4)      The “Average Price Paid per Share in USD” was USD 4.55 in May 2020, USD 6.28 in June 2020, USD 6.98 in July 2020, USD 10.21 in August 2020, USD 9.90 in September 2020, USD 9.03 in October 2020, USD 10.62 in November 2020 and USD 12.24 in December 2020. In 2019, the “Average Price Paid per Share in USD” was USD 2.52.

(5)      The “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” in 2020 was 5,532 in May 2020 89,598 in June 2020, 108,309 in July 2020, 115,944 in August 2020, 132,374 in September 2020, 141,355 in October 2020, 153,145 in November 2020 and 169,739 in December 2020. In 2019, the “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” was 4,425,499.

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

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of eight members and we believe that five of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a Compensation Committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a Compensation Committee comprised of two members, one of which we believe satisfies the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. However, we have an audit committee that we believe consists entirely of “independent” directors, as required by the NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in line of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated financial statements of Atento S.A. are filed as part of this Annual Report.

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b)	List of Exhibits
Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Atento S.A., incorporated by reference to Exhibit 1.1 to Atento S.A.’s Amendment No. 1 to Annual Report on Form 20-F (File No. 001-36671), initially filed on April 20, 2016.

2.1	Indenture, dated as of August 10, 2017, among Atento Luxco 1 S.A., the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as collateral agent, incorporated by reference to Exhibit 4.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.

4.3	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.4 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.4	Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.5 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.5	Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, and as amended by Amendment Agreement No.2 dated November 10, 2016, incorporated by reference to Exhibit 10.6 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.**

4.6	Super Senior Revolving Credit Facilities Agreement, dated as of August 8, 2017, among Atento Luxco 1 S.A., the guarantors party thereto, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., as arrangers, Banco Bilbao Vizcaya Argentaria, S.A., as agent, and Wilmington Trust (London) Limited, as security agent, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.
102

4.8	Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.9	2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015. Amendment to 2014 Omnibus Incentive Plan 6 K July 28, 2020.

4.10	Form of Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.11 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.11	Form of Time Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.12 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

Exhibit Number	Description
4.12	Registration Rights Agreement, incorporated by reference to Exhibit 4.12 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.13	Consulting Services and Information Rights Agreement, incorporated by reference to Exhibit 4.13 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.14	Form of Directors and Officers Indemnification Agreement, incorporated by reference to Exhibit 10.15 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on May 1, 2014.

4.15	Amendment Agreement No. 2, dated as of November 8, 2016, to the Master Services Agreement, by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A., dated as of December 11, 2012, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on November 10, 2016.**

8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.*

11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

ATENTO S.A.

Date: March 22, 2021

	By:	/s/ Carlos López-Abadía
	Name:	Carlos López-Abadía
	Title:	Chief Executive Officer

	By:	/s/ Jose Carlos Antonio de Souza Azevedo
	Name:	Jose Carlos Antonio de Souza Azevedo
	Title:	Chief Financial Officer

104

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2021 expressed an unqualified opinion thereon.

Adoption of IFRS 16

As discussed in Note 3(u) to the consolidated financial statements, the Company changed its method of accounting for leases in 2019, due to the adoption of IFRS 16 - Leases, using the modified retrospective method of adoption.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of unbilled revenue
Description of the Matter

As discussed in Note 3(i) to the consolidated financial statements, the Company recognizes revenue on an accrual basis during the period in which services are rendered. For services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.

Auditing the Company´s unbilled revenue and trade receivables was specially challenging as the process to accrue unbilled revenue and trade receivables is highly dependent on manual data collection and calculations. The Company’s disclosures concerning revenue recognition in respect of unbilled revenue are included in Note 3(i) to the consolidated financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company’s accounting for unbilled revenue and trade receivables. For example, we tested controls over management’s data gathering process and computations used to calculate the unbilled revenue and trade receivables.

To test unbilled trade receivables, our audit procedures included, among others, obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized; assessing whether the prices applied to those services were in accordance with the contractual agreement with the customer and comparing the actual subsequently invoiced services with the unbilled trade receivables. We also assessed the Company’s disclosures in respect to its recognition of unbilled revenue in Note 3(i) to the consolidated financial statements.

Goodwill impairment assessment
Description of the Matter

At December 31, 2020, the Company’s goodwill balance was U.S.$103,014 thousand. As discussed in Note 8 of the financial statements, goodwill is tested for impairment at least annually, as required by IAS 36. Management uses projections of cash flows for the cash generating units to which goodwill is assigned that are based on estimations of future business results and market conditions.

Auditing the goodwill impairment testing was complex due to the significant estimation uncertainty that is involved in management´s goodwill impairment assessment. That significant estimation uncertainty is primarily derived from the sensitivity of the respective value in use to the assumptions about future business performance and market conditions. The significant assumptions used to determine the value in use include expected growth rates, the discount rate applied, the terminal growth rate, among others. Such assumptions may be materially affected by market conditions or future economic scenarios. The Company’s disclosures concerning goodwill impairment assessment are included in Note 8 to the consolidated financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company’s goodwill impairment assessment process. For example, we tested controls over management’s forecasting process and the review of significant assumptions used in estimating the value in use.

To test the estimated value in use of the Company’s reporting units, our audit procedures included, among others, involving our valuation specialists to assist in assessing methodologies, testing significant assumptions and underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use of the reporting units that would result from changes in the assumptions. We also compared management’s forecasts used in the goodwill impairment assessment to the ones approved by the Board of Directors. We also assessed the Company’s disclosures in respect to its goodwill impairment assessment in Note 8 to the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter

At December 31, 2020, the Company recognized deferred tax assets for U.S.$102,353 thousand. The Company operates in various countries which are subject to their respective local tax regulations. In assessing the recoverability of deferred tax assets management uses projections of taxable income that are based on estimations of future business performance and market conditions, including applicable tax regulations.

Auditing the Company´s assessment of recoverability of deferred tax assets was specially challenging as management assessment involves significant judgment by management in relation to underlying assumptions such as the timing and level of future taxable income, which may be affected by future regulatory changes, economic events or market conditions. The Company’s disclosures concerning deferred taxes are included in Note 20 to the consolidated financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the related controls over the Company’s deferred tax asset recoverability assessment process. For example, we tested controls over management’s forecasting process and the review of significant assumptions used in estimating future taxable income.

To test the deferred tax assets recoverability assessment, our audit procedures included, among others, comparing the forecast used in assessing the recoverability of deferred tax assets to the one approved by the Board of Directors; involving our tax professionals to assist in evaluating the application of tax law and regulations in the estimation of future taxable income and performing sensitivity analyses and testing the key assumptions used. We also assessed the Company’s disclosures in respect to its deferred tax assets in Note 20 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2005.

São Paulo, Brazil,

March 22, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Atento S.A.

Opinion on Internal Control over Financial Reporting

We have audited Atento S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atento S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 22, 2021 expressed an unqualified opinion thereon.

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

São Paulo, Brazil

March 22, 2021

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2019	2020
NON-CURRENT ASSETS		765,839	604,327

Intangible assets	6	160,041	106,643
Goodwill	7	119,902	103,014
Right-of-use assets	10	181,564	137,842
Property, plant and equipment	9	116,893	90,888
Non-current financial assets		82,158	70,275
Trade and other receivables	13	22,124	20,995
Other non-current financial assets	12	54,652	38,192
Derivative financial instruments	14	5,382	11,088
Other taxes recoverable	20c)	5,650	4,815
Deferred tax assets	20b)	99,631	90,850

CURRENT ASSETS		538,772	571,796

Trade and other receivables		388,308	324,850
Trade and other receivables	13	359,599	299,086
Current income tax receivable	20c)	28,709	25,764
Other taxes recoverable	20c)	24,664	36,794
Other current financial assets	12	1,094	1,158
Cash and cash equivalents	15	124,706	208,994

TOTAL ASSETS		1,304,611	1,176,123

The accompanying notes are an integral part of the consolidated financial statements.
F-5

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
EQUITY AND LIABILITIES	Notes	2019	2020
TOTAL EQUITY		207,020	119,676
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY		207,020	119,676

Share capital	19	49	49
Share premium		619,461	613,619
Treasury shares		(19,319)	(12,312)
Retained losses		(127,070)	(178,988)
Translation differences		(271,273)	(280,715)
Hedge accounting effects		(8,872)	(37,360)
Stock-based compensation		14,044	15,383

NON-CURRENT LIABILITIES		718,989	651,662

Deferred tax liabilities	20b)	20,378	-
Debt with third parties	17	633,498	594,636
Derivative financial instruments	14	2,289	5,220
Provisions and contingencies	21	48,326	45,617
Non-trade payables	18	11,744	4,296
Other taxes payable	20c)	2,754	1,893

CURRENT LIABILITIES		378,602	404,785

Debt with third parties	17	87,117	133,187
Derivative financial instruments	14	167	-
Trade and other payables		272,547	249,723
Trade payables	18	71,676	59,415
Income tax payables	20c)	12,671	16,838
Other taxes payables	20c)	93,765	97,104
Other non-trade payables	18	94,435	76,366
Provisions and contingencies	21	18,771	21,875
TOTAL EQUITY AND LIABILITIES		1,304,611	1,176,123

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2018, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2018	2019	2020
Revenue	22a)	1,818,180	1,707,286	1,412,262
Other operating income	22b)	19,377	4,539	5,574
Other gains and own work capitalized	22c)	180	10,477	99
Operating expenses:
Supplies	22d)	(70,816)	(66,427)	(72,276)
Employee benefit expenses	22e)	(1,365,181)	(1,301,031)	(1,060,408)
Depreciation	22f)	(36,566)	(83,556)	(73,939)
Amortization	22f)	(58,679)	(57,226)	(46,981)
Changes in trade provisions		(1,032)	(3,730)	(5,293)
Impairment charges	8	-	(30,909)	-
Other operating expenses	22g)	(215,958)	(166,778)	(118,711)
OPERATING PROFIT		89,505	12,645	40,327

Finance income	22h)	18,843	20,045	15,683
Finance costs	22h)	(45,612)	(68,085)	(70,293)
Net foreign exchange loss	22h)	(28,836)	(9,080)	(27,818)
NET FINANCE EXPENSE		(55,605)	(57,120)	(82,428)
PROFIT/(LOSS) BEFORE INCOME TAX		33,900	(44,475)	(42,101)
Income tax expense	20a)	(13,414)	(36,218)	(4,779)
PROFIT/(LOSS) FOR THE YEAR		20,486	(80,693)	(46,880)
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		18,540	(81,306)	(46,880)
NON-CONTROLLING INTEREST		1,946	613	-
PROFIT/(LOSS) FOR THE YEAR		20,486	(80,693)	(46,880)
EARNINGS/(LOSS) PER SHARE:
Basic earnings/(loss) per share (in U.S. dollars)	24	1.26	(5.63)	(3.33)
Diluted earnings/(loss) per share (in U.S. dollars)	24	1.25	(5.63)	(3.33)

The accompanying notes are an integral part of the consolidated financial statements.
F-7

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)
For the years ended December 31, 2018, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2018	2019	2020
Profit/(loss) for the year	20,486	(80,693)	(46,880)

Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Net investment hedge	(1,190)	(10,346)	13,838
Exchange differences on translation of foreign operations	-	(6,930)	(42,326)
Translation differences	(88,754)	(14,953)	(9,442)
Other comprehensive income/(loss)	(89,944)	(32,229)	(37,930)
Total comprehensive income/(loss)	(69,458)	(112,922)	(84,810)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(69,709)	(112,733)	(84,810)
Non-controlling interest	251	(189)	-
Total comprehensive income/(loss)	(69,458)	(112,922)	(84,810)

The accompanying notes are an integral part of the consolidated financial statements.
F-8

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2018, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the year	-	-	-	-	18,540	(87,059)	(1,190)	-	(69,709)	251	(69,458)
Profit for the year	-	-	-	-	18,540	-	-	-	18,540	1,946	20,486
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(87,059)	(1,190)	-	(88,249)	(1,695)	(89,944)
Compensation of retained losses	-	(24,147)	-	-	24,147	-	-	-	-	-	-
Increase of share capital	1	-	-	-	-	-	-	-	1	-	1
Dividends	-	-	-	-	-	-	-	-	-	(1,186)	(1,186)
Stock-based compensation	-	-	-	-	-	-	-	5,551	5,551	-	5,551
Acquisition of treasury shares	-	-	(8,178)	-	-	-	-	-	(8,178)	-	(8,178)
Monetary correction caused by hyperinflation	-	-	-	-	35,524	-	-	-	35,524	-	35,524
Balance at December 31, 2018	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092

	Share capital	Share premium	Treasury shares	Reserve to acquisition of non-controlling interest	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092
Comprehensive income/(loss) for the year	-	-	-	-	(81,306)	(14,151)	(17,276)	-	(112,733)	(189)	(112,922)
Loss for the year	-	-	-	-	(81,306)	-	-	-	(81,306)	613	(80,693)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(14,151)	(17,276)	-	(31,427)	(802)	(32,229)
Acquisition of non-controlling interest	-	-	-	23,531	(8,096)	-	-	-	15,435	(8,352)	7,083
Stock-based compensation	-	-	-	-	-	-	-	5,251	5,251	-	5,251
Shares delivered	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Acquisition of treasury shares	-	-	(11,141)	-	-	-	-	-	(11,141)	-	(11,141)
Monetary correction caused by hyperinflation	-	-	-	-	(21,343)	-	-	-	(21,343)	-	(21,343)
Balance at December 31, 2019	49	619,461	(19,319)	-	(127,070)	(271,273)	(8,872)	14,044	207,020	-	207,020

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	207,020
Comprehensive income/(loss) for the year	-	-	-	(46,880)	(9,442)	(28,488)	-	(84,810)	(84,810)
Loss for the year	-	-	-	(46,880)	-	-	-	(46,880)	(46,880)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(9,442)	(28,488)	-	(37,930)	(37,930)
Stock-based compensation	-	-	-	-	-	-	3,832	3,832	3,832
Shares delivered	-	(5,842)	8,335	-	-	-	(2,493)	-	-
Acquisition of treasury shares	-	-	(1,328)	-	-	-	-	(1,328)	(1,328)
Monetary correction caused by hyperinflation	-	-	-	(5,038)	-	-	-	(5,038)	(5,038)
Balance at December 31, 2020	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	119,676

The accompanying notes are an integral part of the consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2018	2019	2020
Operating activities
Profit/(loss) before income tax		33,900	(44,475)	(42,101)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	22f)	95,245	140,782	120,920
Impairment losses		-	30,909	-
Changes in trade provisions		1,656	3,730	5,293
Share-based payment expense		4,088	5,251	4,316
Change in provisions		11,124	33,917	27,955
Grants released to income	22b)	(1,000)	(1,165)	(878)
Losses on disposal of property, plant and equipment		1,568	190	306
Losses on disposal of financial assets		416	(2)	-
Finance income	22h)	(18,843)	(20,045)	(15,683)
Finance costs	22h)	45,612	68,085	70,293
Net foreign exchange differences	22h)	28,896	9,080	27,818
Changes in other (gains)/losses and own work capitalized		(180)	(23,013)	(592)
		168,582	247,719	239,748

Changes in working capital:
Changes in trade and other receivables		(6,936)	(55,730)	2,205
Changes in trade and other payables		(259)	47	1,589
Other payables		(36,094)	(4,837)	(14,524)
		(43,289)	(60,520)	(10,730)

Interest paid		(49,477)	(48,737)	(46,199)
Interest received		674	1,406	11,844
Income tax paid		(20,446)	(31,308)	(11,222)
Other payments		(8,757)	(17,561)	(14,349)
		(78,006)	(96,200)	(59,926)
Net cash flows from operating activities		81,187	46,524	126,991
Investing activities
Payments for acquisition of intangible assets		(24,813)	(18,709)	(6,913)
Payments for acquisition of property, plant and equipment		(16,355)	(21,359)	(31,268)
Acquisition of subsidiaries, net of cash acquired	5	-	(15,827)	-
Net cash flows used in investing activities		(41,168)	(55,895)	(38,181)
Financing activities
Proceeds from borrowings from third parties		58,462	173,717	121,771
Repayment of borrowings from third parties		(81,675)	(101,479)	(70,543)
Payments of lease liabilities		-	(56,088)	(48,947)
Acquisition of treasury shares		(8,178)	(11,141)	(1,328)
Dividends paid		(2,318)	-	-
Net cash flows provided by/(used in) financing activities		(33,709)	5,009	953
Net (decrease)/increase in cash and cash equivalents		6,310	(4,362)	89,763
Foreign exchange differences		(14,546)	(4,458)	(5,475)
Cash and cash equivalents at beginning of year		141,762	133,526	124,706
Cash and cash equivalents at end of year		133,526	124,706	208,994

The accompanying notes are an integral part of the consolidated financial statements.
F-11

ATENTO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2019 and 2020

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

The majority direct shareholders of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners IIOnshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II, Chesham Investment Pte Ltd. and Taheebo Holdings LLC, Arch Reinsurance Ltd.

The Company may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

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

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Statement of compliance with IFRS and basis of preparation

The consolidated financial statements of December 31, 2020 were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) prevailing at December 31, 2020. The consolidated financial statements have been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina, and derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value.

The consolidated financial statements have been authorized for issue and publication by the Company's Management and Audit Committee on March 22, 2021.

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

The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

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

The CODM considers the business from a geographical perspective and analyzes it across three operational segments-EMEA, Americas and Brazil.

No operating segments have been aggregated to form the reportable operating segments as compared to the previous years.

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

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.

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
F-19

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

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date, no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

t) Interest in subsidiaries

All subsidiaries are fully consolidated. Where necessary, the accounting policies of subsidiaries have been aligned to those adopted in the Atento Group.

The details of Atento Group subsidiaries at December 31, 2018, 2019 and 2020 are as follow:

			% interest
Name	Registered address	Line of business	2018	2019	2020	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	100	Atento Luxco Midco, S.à.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	90	14.03	12.99	Atalaya Luxco 2. S.à.r.l.
			10	85.97	87.01	Atento Luxco 1. S.A.
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333	83.3333	83.3333	Atento B.V.
			(Class A)	(Class A)	(Class A)
			16.6667	16.6667	16.6667	Atento Holding Chile. S.A.
			(Class B)	(Class B)	(Class B)
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	81.4885	100	100	Atento Brasil. S.A.
			9.25	-	-	Flávio Luiz Rossetto
			9.25	-	-	Jorge Luiz Rossetto
F-24

Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A.	Nicaragua	Operation of call centers	4.35	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brasil)	Operation of call centers	50.00002	100	100	Nova Interfile Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brasil)	Operation of call centers	50.00002	50.00002	50.00002	Nova Interfile Holding Ltda.
				49.99998	49.99998	Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brasil)	Holding company	100	100	100	Atento Brasil. S.A.
Interservicer - Serviços em Crédito Imobiliário Ltda.	São Paulo (Brasil)	Operation of call centers	50.00011	50.00011	50.00011	Nova Interfile Holding Ltda.
				49.99989	49.99989	Interfile Holding Ltda.

At December 31, 2018, 2019 and 2020, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in the International Stock Exchange (TISE) in Guernsey. All subsidiaries use year-end December 31 as their reporting date.

u) New standards adopted in 2019

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

As at the reporting date, lease commitments of the Group are recognized as right-of-use assets amount to 181,564 thousand U.S. dollars and lease liabilities in the amount of 194,765 thousand U.S. dollars on December 31, 2019.

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

(*) Recorded in property, plant and equipment as of December 31, 2018.

(**) Recorded as lease liabilities in Debt with third parties.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

v) New and amended standards adopted by the Group

The Atento Group applied the amendments to IAS 1 and IAS 8 and to IFRS 3 for the first time in 2020. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of “material” and to align the definition used in the Conceptual Framework and the standards themselves. The new definition states that “the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information on the entity’s specific report”.

Amendments to IFRS 3 Definition of a Business

In October 2018, the IASB issued changes to the definition of a business in IFRS 3, to help entities determine whether it has acquired a business or a group of assets. They clarify minimum requirements, eliminate the assessment of whether market participants are able to replace any missing elements, add guidance and illustrative examples to help entities assess whether a substantive process has been acquired, better define business and product definitions, and introduce an optional concentration test.

The adoption of these changes had no impact on the consolidated financial statements in the initial adoption period (January 1, 2020).

w) Standards issued but not yet effective

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

Atento Group’s finance costs are exposed to fluctuations in interest rates. At December 31, 2020, 4.5% of financial debt with third parties bore interests at variable rates, while at December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of December 31, 2020, there were no outstanding interest rate hedging instruments.

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

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date). The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of December 31, 2020, the estimated fair value of the cross-currency swaps totaled a net asset of 5,868 thousand U.S. dollars (net asset of 3,093 thousand U.S. dollars as of December 31, 2019).

The table below shows the impact of a +/-10 percentage points variation in the exchange rate on the value of the cross-currency swaps.

Thousands of U.S. dollars
CROSS-CURRENCY	2020
FAIR VALUE	5,868
+10.0%	9,884
-10.0%	872

2020	Financial assets (*)			Financial liabilities (*)			Sensitivity analysis
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	385	1,645,647	473	-	-	-	10%	3,845.6	428	53	-	-
Euro - Dirham Moroccan	883	9,648	1,083	-	-	-	10%	9.8	981	120	-	-
Euro - Peruvian Nuevos Soles	863	3,838	1,059	-	-	-	10%	4.0	959	118	-	-
Euro - USD	2,812	2,810	3,448	-	-	-	10%	1.1	2,544	(329)	-	-
Chilean Pesos – USD	2,155,420	3,031	3,031	53,736	76	76	10%	0.0	2,394,911	337	59,707	(8)
Mexican Pesos – USD	87,481	4,394	4,394	-	-	-	10%	0.0	97,202	488	-	-
Brazilian Reais – USD	-	-	-	-	-	-	10%	0.2	-	-	-	-
Guatemalan Quetzal – USD	-	-	-	-	-	-	10%	0.1	-	-	-	-
Colombian Pesos – USD	1,630,642	468	468	2,229,450	649	649	10%	0.0	1,811,824	52	2,511,929	(81)
Peruvian Nuevos Soles - USD	17,103	4,719	4,719	4,631	1,278	1,278	10%	0.2	19,003	524	5,146	(142)
United States Dolar - Euro	-	-	-	-	-	-	10%	0.7	-	-	-	-
United States Dolar - MXN	-	-	-	-	-	-	10%	17.9	-	-	-	-
Chilean Pesos – Euro	-	-	-	-	-	-	10%	0.0	-	-	-	-

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

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy on the basis of the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

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

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities, as going concern, and to maintain a capital structure that optimizes own and borrowed funds.

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

The Super Senior Revolving Credit Facility, described in Note 17, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

Net financial debt with third parties at December 31, 2019 and 2020 is as follows:

	Thousands of U.S. dollars
	2019	2020
Senior Secured Notes (Note 17)	501,922	505,611
Super Senior Credit Facility (Note 17)	-	30,038
Bank borrowings (Note 17)	23,928	39,475
Lease liabilities (Note 17)	194,765	152,699
Less: Cash and cash equivalents (Note 15)	(124,706)	(208,994)
Net financial debt with third parties	595,909	518,829

5) ACQUISITION OF NON-CONTROLLING INTERESTS

a)	RBrasil Soluções S.A.

On September 2, 2016, the Company through its indirect subsidiary Atento Brasil S.A. acquired the control and 81.49%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil.

Put/Call options

As per the Shareholders' Agreement, the Company had a purchase option, where non-controlling shareholders irrevocably and irreversibly granted to the Company, through that instrument, the right, but not the obligation, at the sole discretion of the Company, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, would be obliged to sell their shares to the Company ("call option"). The call option might be exercised by any controlling shareholder between January 1, 2019 and December 31, 2020. The Shareholders' Agreement also provided for a put option, where the non-controlling shareholders had the right, irrevocable and irreversible, but not the obligation, to sell all of their shares to the Company ("put option"). The put option might be exercised by non-controlling shareholders between January 1, 2019 and December 31, 2020.

On the basis of the above, the Company recognized as of September 2, 2016 a financial liability related to the potential for acquisition of non-controlling interest for an amount of 3,444 thousand Brazilian Reais (1,057 thousand U.S. dollars). The financial liability was initially recognized against specific reserve in equity. In the acquisition of non-controlling interest this reserve was reversed.

The exercise price of the call option would be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

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

Put/Call options

As per the Shareholders' Agreement, the Company had a purchase option, where non-controlling shareholders granted to Atento Brasil S.A., through that instrument, the right, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, would be obliged to sell their shares to Atento Brasil S.A. ("call option"). The call option might be exercised by Atento Brasil S.A. between January 1, 2020 and April 15, 2020. The Shareholders' Agreement also provided for put options, where the non-controlling shareholders had the right, to sell partial or all of their shares to the Atento Brasil S.A. ("put options"). Many put options were understood by Management as protective clauses with remote possibility of being exercised. The assessment of the put options were made taking into account the following; (i) probability of occurrence; (ii) degree of importance (primary or secondary, in this case as term extension or acceleration of other options) and (iii) function: effective options or clauses protecting the parties.

Considering the valuation of the acquired entity and Management’s best estimates, the put option that would likely to be exercised by the non-controlling shareholders was between January 1, 2020 and April 15, 2020 – which was symmetrical with the call option. According to IAS 32, a parent must recognize a financial liability when it has an obligation to pay cash in the future to purchase the minority’s shares, even if the payment is conditional on the option being exercised by the holder.

The exercise price of the put option would be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

On the basis of the above, the Company recognized on June 9, 2017 a financial liability related to the potential acquisition of non-controlling interest of 74,401 thousand Brazilian Reais (22,474 thousand US dollars). The financial liability was recognized against specific reserve in equity, considering that these are transactions between shareholders. In the acquisition of non-controlling interest this reserve was reversed.

On May 17, 2019, the Company acquired to the remaining interest of 49.99998% of Interfile.

The total amount paid for this acquisition was 14,089 thousand U.S. dollars.

6) INTANGIBLE ASSETS

The following table presents the breakdown of intangible assets at December 31, 2019 and 2020 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2018	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2019
Cost
Development	5,090	184	(41)	(1)	-	(3,213)	434	2,453
Customer base	262,927	-	-	-	-	(5,202)	5,226	262,951
Software	194,966	1,065	(2,771)	507	12,623	(7,371)	2,386	201,405
Other intangible assets	69,062	-	(1,410)	52	-	(6,336)	279	61,647
Work in progress	1,089	-	(25)	(505)	-	(459)	-	100
Total cost	533,134	1,249	(4,247)	53	12,623	(22,581)	8,325	528,556
Accumulated amortization
Development	(647)	(154)	41	-	-	251	(148)	(657)
Customer base	(143,290)	(22,570)	-	(234)	-	2,083	(1,434)	(165,445)
Software	(113,845)	(25,025)	2,212	-	-	2,425	(370)	(134,603)
Other intangible assets	(40,159)	(9,477)	83	181	-	4,705	(223)	(44,890)
Total accumulated amortization	(297,941)	(57,226)	2,336	(53)	-	9,465	(2,175)	(345,594)
Impairment	(23,991)	-	-	-	-	1,070	-	(22,921)
Net intangible assets	211,202	(55,977)	(1,911)	-	12,623	(12,046)	6,150	160,041

Thousands of U.S. dollars
	Balance at December 31, 2019	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost
Development	2,453	99	-	403	-	(28)	174	3,101
Customer base	262,951	-	(622)	639	-	(22,656)	3,029	243,341
Software	201,405	2,859	(9,748)	8,327	12,572	(28,647)	1,349	188,117
Other intangible assets	61,647	-	(97)	1,062	-	(5,835)	181	56,958
Work in progress	100	-	(25)	-	-	-	-	75
Total cost	528,556	2,958	(10,492)	10,431	12,572	(57,166)	4,733	491,592
Accumulated amortization
Development	(657)	(165)	-	(400)	-	59	(172)	(1,335)
Customer base	(165,445)	(19,848)	720	(630)	-	15,695	(2,497)	(172,005)
Software	(134,603)	(23,405)	9,721	(9,966)	-	18,228	(833)	(140,858)
Other intangible assets	(44,890)	(3,563)	-	565	-	2,396	(223)	(45,715)
Total accumulated amortization	(345,594)	(46,981)	10,441	(10,431)	-	36,378	(3,725)	(359,913)
Impairment	(22,921)	-	-	-	-	(2,116)	-	(25,037)
Net intangible assets	160,041	(44,023)	(51)	-	12,572	(22,904)	1,008	106,643

“Customer base” represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

Of the total customer base in 2020, the fair value assigned to commercial relationships with Telefónica at the acquisition date amounts to 187,916 thousand U.S. dollars, while the remaining amount relates to other customers.

In terms of geographic distribution, in 2020 the customer base corresponds to businesses in Brazil (83,071 thousand U.S. dollars), Spain (54,165 thousand U.S. dollars) net of impairment, Mexico (47,579 thousand U.S. dollars), Peru (14,591 thousand U.S. dollars), Colombia (2,941 thousand U.S. dollars), Chile (8,745 thousand U.S. dollars) and Argentina and Uruguay (7,205 thousand U.S. dollars).

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

The breakdown and changes in goodwill in 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	12/31/2018	Hyperinflation	Translation differences	Impairment	12/31/2019	Hyperinflation	Translation differences	12/31/2020
Peru	29,069	-	543	-	29,612	-	(2,509)	27,103
Chile	16,608	-	(1,091)	-	15,517	-	728	16,245
Colombia	5,770	-	(48)	-	5,722	-	(259)	5,463
Mexico	1,844	-	77	-	1,921	-	(101)	1,820
Brazil	68,118	-	(2,636)	-	65,482	-	(14,692)	50,790
Argentina	33,580	11,415	(12,438)	(30,909)	1,648	419	(474)	1,593
Total	154,989	11,415	(15,593)	(30,909)	119,902	419	(17,307)	103,014

8)       IMPAIRMENT OF ASSETS

As of December 31, 2020, the impairment assessment on goodwill performed by the Atento Group’s management indicated that the carrying amount of goodwill is recoverable. Such assessment was based on the calculation of the recoverable amount of goodwill through the calculation of the expected future cash flow from the cash-generating units to which goodwill is allocated.

The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units’ five-year strategic plans and budgets. The three-year plan used as the basis for the impairment test was approved by the board of directors on the date of February 24, 2021.

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

At December 31, 2020, the tests conducted did not identify any impairment in the value of goodwill, since the related recoverable amounts calculated using value in use were in all cases higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used. At December 31, 2019, all CGUs, except Argentina, passed in the impairment tests with projections to support all assets. We wrote-off those assets in Argentina in 2019. In Argentina, with the deterioration of the economic situation, discount rates increased significantly, making discounted cash flow of the operations not enough to cover its asset base. The test resulted in an impairment of 30,909 thousand U.S. dollars in 2019.

The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.

The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin has a variability range from +1.7p.p. to +4.8p.p.

The pre-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follow:

	Discount rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2019	14.87%	15.82%	10.42%	11.82%	9.52%	92.14%
December 2020	16.47%	15.94%	12.58%	14.41%	13.92%	80.25%

	Terminal Growth rate
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2019	4.81%	5.47%	6.40%	7.11%	6.41%	30.29%
December 2020	4.31%	2.65%	6.29%	3.33%	3.88%	40.50%

The carrying amounts per CGUs were as follow:

Thousand U.S. dollars	Carrying Amount
	Brazil	Mexico	Colombia	Peru	Chile	Argentina

December 2019	275,231	99,070	33,824	69,214	36,654	36,442
December 2020	188,847	79,610	31,242	59,153	35,991	1,778

In the event of a 3% increase in the discount rate used to calculate the recoverable amount of the abovementioned CGUs in each country, with the other variables remaining unchanged, the recoverable amount would still be higher than the corresponding carrying amount. This sensitivity is on the reasonability of the management expectations. Management also considers that the appearance of potential competitors in the market in which the Atento Group operates could negatively affect the growth of its CGUs. As an additional sensitivity analysis, assuming that there is a fall in demand or an increase in costs and, as such, results before amortization/depreciation, finance cost and taxes margin (EBITDA margin) used for estimating cash flow were to keep constant for the five years in each CGU, with all other variables remaining unchanged, the recoverable amount from each cash generating unit would continue to be higher than its corresponding carrying amount.

In addition to the above, specifically for certain countries, the following assumptions were used:

Cash flow for Brazil, Mexico, Spain, Colombia, Peru Chile and Argentina CGUs were estimated based on growth projections considering the management expectation of the business performance, using predicted inflation levels taken from external sources.

9) PROPERTY, PLANT AND EQUIPMENT (PP&E)

Details of property, plant and equipment at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2018	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2019
Cost
Buildings	12,129	-	236	(302)	-	-	(1,302)	651	11,412
Plant and machinery	8,187	-	95	(123)	(574)	-	(114)	-	7,471
Furniture, tools and other tangible assets	294,548	(24,427)	19,687	(10,801)	21,319	4,119	(3,227)	-	301,218
PP&E under construction	22,420	-	38,803	(163)	(20,929)	(16,742)	(8,510)	-	14,879
Total cost	337,284	(24,427)	58,821	(11,389)	(184)	(12,623)	(13,153)	651	334,980
Accumulated depreciation
Buildings	(4,425)	-	(107)	-	-	-	888	(361)	(4,005)
Plant and machinery	(6,332)	-	(741)	155	-	-	78	-	(6,840)
Furniture, tools and other tangible assets	(202,587)	18,629	(29,201)	866	184	-	4,867	-	(207,242)
Total accumulated depreciation	(213,344)	18,629	(30,049)	1,021	184	-	5,833	(361)	(218,087)
Property, plant and equipment	123,940	(5,798)	28,772	(10,368)	-	(12,623)	(7,320)	290	116,893

	Thousands of U.S. dollars
	Balance at December 31, 2019	Reclassification to right-of-use assets	Additions	Disposals	Transfers	Reclassifications between Intangible and PP&E	Translation differences	Hyperinflation Adjustments	Balance at December 31, 2020
Cost
Buildings	11,412	-	-	(3)	3,606	-	811	(2)	15,824
Plant and machinery	7,471	-	55	-	(2,938)	-	(90)	21	4,519
Furniture, tools and other tangible assets	301,218	1,331	4,179	(12,837)	48,963	800	(33,400)	5,194	315,448
PP&E under construction	14,879	-	28,682	(1,113)	(13,162)	(13,372)	(1,844)	-	14,070
Total cost	334,980	1,331	32,916	(13,953)	36,469	(12,572)	(34,523)	5,213	349,861
Accumulated depreciation
Buildings	(4,005)	-	(217)	149	(149)	-	(384)	20	(4,586)
Plant and machinery	(6,840)	-	(530)	3	(1,051)	-	162	(9)	(8,265)
Furniture, tools and other tangible assets	(207,242)	(3,401)	(25,935)	12,424	(35,269)	-	18,098	(4,797)	(246,122)
Total accumulated depreciation	(218,087)	(3,401)	(26,682)	12,576	(36,469)	-	17,876	(4,786)	(258,973)
Property, plant and equipment	116,893	(2,070)	6,234	(1,377)	-	(12,572)	(16,647)	427	90,888

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

The capital expenditures for the year ended December 31, 2020 include costs associated with shifting a portion of Atento’s call center employees to the work@home model. Owing to the impact of the COVID-19 pandemic on Atento’s markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

No impairment was recognized on items of property, plant and equipment in 2019 and 2020.

All Atento Group companies have contracted insurance policies to cover potential risks to their items of PP&E. Management considers that coverage of these risks was sufficient at December 31, 2019 and 2020.

10) LEASES

The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars
	Net carrying amount of asset
	2019	2020

Furniture, tools and other tangible assets	6,512	9,518
Plant and machinery	495	-
Buildings	174,557	128,324
Total	181,564	137,842

Leases are shown as follows in the balance sheet as at December 31, 2019 and 2020:

Assets	January 1, 2019	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2019

Right-of-use assets	208,526	49,261	24,427	(28,790)	253,424
(-) Accumulated depreciation	(18,629)	(53,507)	(18,629)	18,905	(71,860)
	189,897	(4,246)	5,798	(9,885)	181,564

Assets	December 31, 2019	Additions/ (Disposals)	Reclassification between PPEQ and right-of-use assets	Translation difference	December 31, 2020

Right-of-use assets	253,424	32,723	(1,331)	(47,165)	237,651
(-) Accumulated depreciation	(71,860)	(47,256)	3,401	15,906	(99,809)
	181,564	(14,533)	2,070	(31,259)	137,842

11) FINANCIAL ASSETS

As of December 31, 2019 and 2020 all the financial assets of the Company are classified as amortized cost.

As of December 31, 2020, all Cross-Currency Swaps is designated as Net Investment Hedges.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of December 31, 2020, Atento Teleservicios España S.A., Atento Chile S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento Mexico have entered into factoring agreements without recourse, anticipating an amount of 117,295 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations. As of December 31, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 258,313 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

12) OTHER FINANCIAL ASSETS

Details of other financial assets at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019	2020
Other non-current receivables (*)	9,457	5,972
Non-current guarantees and deposits	45,195	32,220
Total non-current	54,652	38,192
Other current receivables	76	12
Current guarantees and deposits	1,018	1,146
Total current	1,094	1,158
Total	55,746	39,350

(*) “Other non-current receivables” as of December 31, 2019 and 2020 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

13) TRADE AND OTHER RECEIVABLES

The breakdown of “Trade and other receivables” at December 31, 2019 and 2020 is as follow:

	Thousands of U.S. dollars
	2019	2020
Non-current trade receivables	6,321	8,477
Other non-financial assets (*)	15,803	12,518
Total non-current	22,124	20,995
Current trade receivables	334,949	274,355
Other receivables	5,953	4,678
Prepayments	12,675	14,698
Personnel	6,022	5,355
Total current	359,599	299,086
Total	381,723	320,081

(*) "Other non-financial assets" as of December 31, 2019 and 2020 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

	Thousands of U.S. dollars
	2019	2020

Trade receivables	347,703	286,403
Allowances of trade receivables	(6,433)	(3,571)
Trade receivables, net	341,270	282,832

As of December 31, 2020, trade receivables not yet due for which no allowance has been made amounted to 247,902 thousand U.S. dollars (311,552 thousand U.S. dollars as of December 31, 2019).

As of December 31, 2020, trade receivables due for which no allowance has been made amounted to 16,033 thousand U.S. dollars (26,999 thousand U.S. dollars as of December 31, 2019). These balances relate to certain customers with no recent history of default. The aging analysis of these accounts is as follow:

	Thousands of U.S. dollars
	Less than 90 days	Between 90 and 180 days	Between 180 and 360 days	Over 360 days	Total
12/31/2019	22,606	1,224	1,233	1,936	26,999
12/31/2020	13,197	739	782	1,315	16,033

Changes in allowances of trade receivables in 2019 and 2020 were as follow:

Thousands of U.S. dollars
	2019	2020
Opening balance	(2,175)	(6,433)
Allowance of trade receivables(*)	(4,588)	(6,649)
Reversal (*)	277	1,356
Use of provision	-	7,930
Translation differences	53	225
Total	(6,433)	(3,571)

(*) The total of allowance of trade provision and reversal are the impact in change in trade provisions in the consolidated statements of operations.

The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.

14) DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019		2020
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps - net investment hedges	5,382	(2,289)	11,088	(5,220)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(167)	-	-
Total	5,382	(2,456)	11,088	(5,220)

Non-current portion	5,382	(2,289)	11,088	(5,220)
Current portion	-	(167)	-	-

Atento Luxco1 entered into Cross-Currency Swaps to reduce its foreign exchange risk, since it generates cashflow in local currencies. With these instruments, the company ensures that its cashflow in local currencies is swapped into a fixed dollar amount, the currency used to pay debt obligations, therefore reducing foreign exchange risks.

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as “permanent in equity” (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity’s net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income.

On January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as “permanent in equity”, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes related to the USD-MXN exchange rate are now recorded in other comprehensive income.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 1.95% per annum. The transaction was liquidated on August 13, 2020 due to the repayment of the loan.

At December 31, 2018, 2019 and 2020, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

2018

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itaú	Dec-18	BRL	BRL CDI	135,000	-	-	-	-	972
					-	-	-	-	972

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	USD	BRL	754,440	6,020	-	-	-	(4,302)
					6,020	-	-	-	(4,302)

Cross-currency swap- Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement - Finance Cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	189	-	(257)	640	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	6,025	(922)	(3,094)	(4,163)	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(682)	2,413	2,333	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-
					6,214	(1,604)	(8,405)	(1,190)	-
Total					12,234	(1,604)	(8,405)	(1,190)	(3,330)

Derivative financial instrument-asset					11,313
Derivative financial instrument-liability					(682)

F-38

2019
Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Aug-20	USD	BRL	12,232	8,740	(8,907)	-	-	-
					8,740	(8,907)	-	-	-

Derivative financial instrument - liability					(167)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	447	-	(714)	457	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	6,696	(6,543)	4,014	(7,108)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	2,689	(4,898)	5,124	(2,710)	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	4,782	-	812	(812)	-	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	135	(148)	99	(99)	(3,545)	-
Morgan Stanley	Aug-22	USD	PEN	66,000	13	(80)	74	(74)	(1,815)	-
					14,762	(11,669)	1,942	(10,346)	(5,360)	-

Derivative financial instrument - asset						5,382
Derivative financial instrument - liability						(2,289)

F-39

2020
Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost	Statements of operations - Change in fair value
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	USD	EUR	34,109	13	(7)	(454)	(260)	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	(3,224)	41	3,973	48	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	(1,996)	(339)	5,463	-	-
Goldman Sachs	Aug-22	USD	BRL	754,440	8,866	-	(6,167)	6,979	(289)	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	2,096	-	(2,589)	2,688	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	120	-	(115)	189	-	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,230	(2,230)	-	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,964)	-	-
					11,095	(5,227)	(11,895)	13,838	(241)	-

Derivative financial instrument - asset					11,088
Derivative financial instrument - liability					(5,220)

The ineffective portion of all our cross-currency swaps is zero.

Gains and losses on net investment hedges accumulated in equity will be taken to the statement of operations when the foreign operation is partially disposed of or sold.

Summary of Outstanding Derivatives – Rates

Counterparty	Product	Receive Ccy.	Receive Rate	Notional Receive	Pay Ccy.	Pay Rate	Notional Pay

Nomura	Cross Currency Swap	USD	6.125%	40,000,000	EUR	5.83%	34,109,320
Goldman Sachs	Cross Currency Swap	USD	6.125%	60,000,000	MXN	10.255%	1,065,060,000
Goldman Sachs	Cross Currency Swap	USD	6.125%	240,000,000	BRL	7.208%	754,440,000
Goldman Sachs	Cross Currency Swap	USD	6.125%	60,000,000	PEN	8.715%	194,460,000
Morgan Stanley	Cross Currency Swap	USD	6.125%	80,000,000	BRL	6.613%	308,584,000
Morgan Stanley	Cross Currency Swap	USD	6.125%	20,000,000	PEN	6.399%	66,000,000

15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	2019	2020
Deposits held at call	96,978	139,264
Short-term financial investments	27,728	69,730
Total	124,706	208,994

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

16) FINANCIAL LIABILITIES

As of December 31, 2019 and 2020 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value through profit or loss.

The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2019 and 2020, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2019 and 2020 are as follow:

2019	Thousands of U.S. dollars
	Maturity (years)
	2020	2021	2022	2023	2024	More than 5 years	Total

Senior Secured Notes	30,625	30,625	530,625	-	-	-	591,875
Lease liabilities	66,415	52,134	41,069	32,079	21,481	23,826	237,004
Bank borrowings	23,248	449	351	-	-	-	24,048
Trade and other payables	166,111	11,744	-	-	-	-	177,855
Total financial liabilities	286,399	94,952	572,045	32,079	21,481	23,826	1,030,782

2020	Thousands of U.S. dollars
	Maturity (years)
	2021	2022	2023	2024	2025	More than 5 years	Total

Senior Secured Notes	30,625	530,625	-	-	-	-	561,250
Lease liabilities	52,698	41,047	33,500	22,985	12,128	16,744	179,102
Bank borrowings	68,668	1,569	-	-	-	-	70,237
Trade and other payables	135,781	4,296	-	-	-	-	140,077
Total financial liabilities	287,772	577,537	33,500	22,985	12,128	16,744	950,666

17) FINANCIAL DEBT WITH THIRD PARTIES

Details of debt with third parties at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019	2020
Senior Secured Notes	490,012	493,701
Bank borrowing	748	1,420
Lease liabilities	142,738	99,515
Total non-current	633,498	594,636
Senior Secured Notes	11,910	11,910
Super Senior Credit Facility	-	30,038
Bank borrowing	23,180	38,055
Lease liabilities	52,027	53,184
Total current	87,117	133,187
TOTAL DEBT WITH THIRD PARTIES	720,615	727,823

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

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of December 31, 2020, we were in compliance with these covenants. The outstanding amount at December 31, 2020 is 505,611 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price on December 31, 2020, is 500,200 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction. Atento Luxco 1 used the net proceeds to repurchase all of its 6.125% Senior Secured Notes due 2022.

The terms of the Indenture governing the 2026 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter into transactions with affiliates.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars
		2019			2020
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	490,012	11,910	501,922	493,701	11,910	505,611

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

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

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment would be due on February 15, 2020, however Atento Brasil S.A. repaid in advance on April 30, 2019 all the outstanding amount. The amount repaid was BRL61.7 million (equivalent to $15.6 million) plus interest accrued and a penalty of BRL 0.7 million (equivalent to $0.2 million).

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2020, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

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

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,808 thousand U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly instalments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars as of November 30, 2017) were released under this facility.

As of December 31, 2020, the outstanding amount under BNDES Credit Facility was 581 thousand U.S. dollars.

The fair value as of December 31, 2020 calculated based on discounted cash flow is 560 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 25,012 thousand U.S. dollars as of April 30, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interbank Deposits (as such rate is disclosed by CETIP – “Central De Custódia e Liquidação Financeira de Títulos Privados” in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed on a regular basis. On April 7, 2020, the Company paid the full outstanding balance, and the “2017 Santander Bank Credit Certificate” was terminated by mutual agreement between the parties.

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

On October 16, 2017, Atento El Salvador S.A. de C.V. entered into an overdraft credit line agreement with Banco de America Central, S.A. - BAC for an amount of 1,600,000 thousand U.S. dollars, maturing on One Year, extendable with simple exchange of letters with an annual interest rate of 8.0% per annum. As of December 31, 2020, the outstanding balance was 2 thousand U.S. dollars.

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of 50,000 thousand U.S. dollars maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%. On September 21, 2020, the full amount of 50,000 thousand U.S. dollars was rolled over until December 20, 2020, at the same interest rate.

On December 20, 2020, Atento Luxco 1 S.A. repaid 20,000 thousand U.S. dollars and the outstanding 30,000 thousand U.S. dollars as of such date was rolled over and matures on March 22, 2021.

As of December 31, 2020, we were in compliance with this covenant and the outstanding amount under this facility was 30,038 thousand U.S. dollars.

On March 13, 2019, Atento Brasil S.A. entered into a financing agreement with Banco Santander Brasil S.A. (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 23,254 thousand Brazilian Reais, maturing on March 9, 2020, with an annual interest rate of 8.9% per annum. The total outstanding balance was paid on the due date.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, with maturity every six months, with an annual interest rate of CDI plus 2.127% per annum. On February 27, 2020, the amount of the agreement was increased up to 40,000 thousand Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with maturity date on July 27, 2020. On July 22, 2020, the amount of the agreement was maintained at up to 40,000 thousand Brazilian Reais, with an annual interest rate of CDI plus 5.54% per annum, with next maturity date on October 20, 2020. On October 14, 2020, Atento Brasil paid the full outstanding balance.

On October 14, 2020, Atento Brasil entered into a bank credit certificate with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, maturing on February 28, 2021 with an annual interest rate of CDI plus 2,127%. As of December 31, 2020, the outstanding balance was 5.821 thousand U.S. dollars.

On August 20, 2019, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 14, 2020, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,402 thousand Euros maturing on August 13, 2020 with an annual interest rate of 1.49%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.95% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35,217 thousand Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. The total outstanding balance was paid on the due date.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 24,499 thousand Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. As of December 31, 2020, the outstanding balance was 4,714 thousand U.S. dollars.

On April 6, 2020, Atento Brasil S.A. entered into a loan agreement with Banco Santander for an amount of 110,000 thousand Brazilian Reais, maturing on April 06, 2021 with an annual interest rate of CDI plus 4.96% per annum. On July 13, Atento Brasil S.A. made a partial amortization in the amount of 60,000 thousand Brazilian Reais plus accrued interest. As of December 31, 2020, the outstanding balance was 9,910 thousand U.S. dollars.

On May 12, 2020, Atento Peru entered a loan agreement with Scotiabank Peru, under the government financing program related to Covid-19 (Reactiva Peru), for an aggregate principal amount of 10,000 thousand Peruvian Soles, with an annual interest rate of 1.0% per annum. This facility should be repaid in 36 months. The first payment would be due on May 12, 2021 and the last payment would be due on May 12, 2023. On November 13, Atento Peru prepaid the total outstanding balance.

On June 12, 2020, Atento Brasil entered into a financing agreement with Banco De Lage Landen for an amount of 10,000 thousand Brazilian Reais to finance the purchase of Microsoft software licenses, maturing on June 30, 2023 with an annual interest rate of 9.0% per annum. Atento Brasil drew down on the financing agreement on July 01, 2020. The outstanding balance as of December 31, 2020 was 1,924 thousand U.S. dollars.

On August 26, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 50,000 thousand Brazilian Reais, maturing on February 22, 2021 with an annual interest rate of CDI plus 2.70% per annum. The balance under the loan agreement as of December 31, 2020 was 9,776 thousand U.S. dollars.

On December 15, 2020, Atento Brasil entered into a bank credit certificate with Banco ABC Brasil for an amount 35,000 thousand Brazilian Reais, maturing on June 14, 2021 with an annual interest rate of CDI plus 2.50% per annum. The balance under the loan agreement as of December 31, 2020 was 6,748 thousand U.S. dollars.

Lease liabilities

Liabilities	January 1, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Translation difference	December 31, 2019
Current liabilities	54,706	29,474	(56,088)	18,307	(812)	6,440	52,027
Non-current liabilities	134,920	(1,592)	-	-	-	9,410	142,738
	189,626	27,882	(56,088)	18,307	(812)	15,850	194,765

Liabilities	December 31, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest paid	Amortization (addition) fees	Transfer	Translation difference	December 31, 2020
Current liabilities	52,027	8,514	(48,947)	14,426	(559)	29	49,777	(22,083)	53,184
Non-current liabilities	142,738	21,121	-	-	-	697	(49,777)	(15,264)	99,515
	194,765	29,635	(48,947)	14,426	(559)	726	-	(37,347)	152,699

The future lease liabilities payments are as follows:

	2021	2022	2023	2024	2025	Others	Total
Lease liabilities payments	52,698	41,047	33,500	22,985	12,128	16,744	179,102

a)	Financing activities

See below the changes in debt with third parties arising from financing activities:

2018	Thousands of U.S. dollars
	December 31, 2017	Cash flows provided by/(used in) financing activities		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2018
		New borrowing	Amortization

Senior Secured Notes	398,346	-	-	-	24,500	(24,500)	2,245	(556)	400,035
Brazilian bonds - Debentures	21,055	-	(3,543)	-	1,809	(1,920)	(118)	(2,575)	14,708
Lease liabilities	10,498	-	(4,221)	-	856	(856)	-	(750)	5,527
Other borrowings	56,392	58,462	(73,911)	-	3,491	(6,283)	-	1,347	39,498
Total	486,291	58,462	(81,675)	-	30,656	(33,559)	2,127	(2,534)	459,768

2019	Thousands of U.S. dollars
	December 31, 2018	Cash flows provided by/(used in) financing activities		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2019
		New borrowing	Amortization

Senior Secured Notes	400,035	100,170	-	-	29,779	(27,563)	(499)	-	501,922
Brazilian bonds - Debentures	14,708	-	(14,513)	-	441	(676)	(295)	335	-
Lease liabilities	5,527	-	(56,088)	211,981	18,307	(812)	-	15,850	194,765
Other borrowings	39,498	73,547	(86,966)	-	2,728	(2,258)	-	(2,621)	23,928
Total	459,768	173,717	(157,567)	211,981	51,255	(31,309)	(794)	13,564	720,615

2020	Thousands of U.S. dollars
	December 31, 2019	Cash flows provided by/(used in) financing activities		New leases/ IFRS 16	Interest accrued	Interest paid (*)	Amortization (addition) fees	Translation differences	December 31, 2020
		New borrowing	Amortization

Senior Secured Notes	501,922	-	-	-	30,625	(30,625)	3,689	-	505,611
Super Senior Credit Facility	-	50,000	(20,000)	-	1,910	(1,872)	-	-	30,038
Lease liabilities	194,765	-	(48,947)	29,635	14,426	(559)	726	(37,347)	152,699
Other borrowings	23,928	71,771	(50,543)	-	71	(1,021)	-	(4,731)	39,475
Total	720,615	121,771	(119,490)	29,635	47,032	(34,077)	4,415	(42,078)	727,823

(*) For the purposes of the statements of cash flows, it is classified as "interest paid" in operating activities.

18) TRADE AND OTHER NON-TRADE PAYABLES

Details of trade and other payables at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019	2020
Other payables	10,261	2,734
Suppliers	1,483	1,562
Total non-current non-trade payables	11,744	4,296
Suppliers	71,311	59,338
Advances	365	77
Total current trade payables	71,676	59,415
Suppliers of fixed assets	21,276	12,668
Personnel	67,208	57,010
Other payables	4,806	5,761
Advances from customers	1,145	927
Total current other non-trade payables	94,435	76,366
Total current	166,111	135,781
Total	177,855	140,077

The carrying amount of trade and other non-trade payables is similar to the fair value.

19) EQUITY

Share capital

As of December 31, 2020, share capital was 49 thousand U.S. dollars, equivalent to €33,979 (49 thousand U.S. dollars, equivalent to €33,979 as of December 31, 2019), divided into 15,000,000 shares (15,000,000 shares in December 31, 2019).

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357.

On July 28, 2020, an extraordinary shareholder’s meeting approved the reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.

Mezzanine Partners II Offshore Lux Sarl II owns 25.36%; Chesham Investment Pte Ltd owns 21.85%, Taheebo Holdings LLC owns 14,87% of ordinary shares of Atento S.A.

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

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,842 thousand of U.S. dollars.

Treasury shares

In 2019, Atento S.A. repurchased 4,425,499 shares (corresponding to 880,330 shares of the reserve share split) at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52 ($12.66 in reverse share split basis), totalizing 5,531,657 shares in treasury (corresponding to 1,100,639 shares of the reserve share split).

As a result of the vesting of 1,305,065 TRSUs (corresponding to 259,606 shares of the reserve share split), Atento S.A. had 4,226,592 shares in treasury (corresponding to 840,763 shares of the reserve share split).

As of July 28, 2020, Atento S.A. announced a reverse share split that converted the Company’s entire share capital of 75,406,357 into 15,000,000 shares. At that time Atento S.A. had 4,771,076 shares on treasury that became 949,073.

Considering the reverse share split basis, during 2020, Atento S.A. repurchased 169,739 shares at a cost of 1,337 thousand of U.S. dollars and an average price of $7.87. As of December 31, 2020, Atento S.A. had 1,010,502 shares in treasury (1,100,369 shares as of December 31, 2019, in the reverse share split basis).

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2019 and 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

On February 26, 2020, the Board of Directors has proposed the allocation to legal reserve of the amount of sixty-seven with forty-seven cents Euros (EUR 67.47).

At July 28, 2020 the Annual Meeting resolves to (i) allocate the amount of EUR 67.47 to the legal reserve of the Company out of the profit of EUR 1,071,315.52 and (ii) to carry forward the remaining amount of the profit to the next financial year.

Hedge accounting effects

As discussed on Note 14, on January 1, 2019 Atento formalized at a meeting of the “Board of Directors”, which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2017 Plan

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

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: June 3, 2019

•  Amount: 2,560,666 RSUs

•  Vesting period: 100% of the RSUs vests on January 3, 2022

•  There are no other vesting conditions

As of January 2, 2020, a total of 1,305,065 TRSUs vested, which is composed of 443,490 RSUs of the 2017 Plan granted on July 3, 2017, 109,785 RSUs of the Board of directors Plan granted on March 1, 2019, 704,057 RSUs of the Board and Extraordinary Plan granted on March 1, 2019 and 47,733 RSUs of the 20% of the 5 Years Plan granted on March 1, 2019.

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: March 2, 2020

• Amount: 153,846 and 16,722 RSUs

• Vesting period: 100% of the RSUs vests on January 4, 2021

• There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1.	Stock Options (“SOP”)

• Grant date: August 3, 2020

• Amount: 1,524,065 SOPs

• Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)

• Expiration date: 4.5 years since the grant date or on February 3, 2025

• There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2.	Long-Term Performance Award

• Grant date: August 3, 2020

• Amount: USD 4,305,100

• *Matching shares Amount: USD 2,152,550

• Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares)

• There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1.	Stock Options (“SOP”)

• Grant date: August 3, 2020

• Amount: 195,000 SOPs

• Vesting period: 100% of the SOPs vests on August 3, 2023

• There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The inputs used in the measurement of the fair values at the grant date of the 2020 Plan – Board and Extraordinary are presented below:

The 2019 Plan – 5 Years:

	Time RSU	Comments

Variable
Stock price (USD)	3.96	Stock price of Atento S.A. in USD at grant date March 1, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	5	Time to vest as per the contract

The Time RSU reflects the fact that 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 2, 2024.

The 2019 Plan:

	Time RSU	Comments

Variable
Stock price (USD)	2.66	Stock price of Atento S.A. in USD at grant date June 3, 2019
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	2.5	Time to vest as per the contract
Risk free rate	1.77%	USD risk free rate obtained from Bloomberg
Expected volatility	26.74%	Assumption is made to base volatility on the average volatility of main competitors because Atento S.A. itself is listed in October 2014
Dividend yield	0.01%	Assumption is made here that no dividends will be paid out as this is not in the line of expectations
Value RSU in USD	2.65

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 3, 2022.

The 2020 Plan – Board and Extraordinary:

	Time RSU	Comments

Variable
Stock price (USD)	2.99	Stock price of Atento S.A. in USD at grant date March 2, 2020
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	1	Time to vest as per the contract

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2021.

	Stock Options (SOP)	Comments

Variable
Stricke price (USD)	8.35	Strike price of Atento S.A. in USD at grant date August 3, 2020
Time (years)	3	Time to vest as per the contract 1/3 each year for 2020 Plan
Time (years)	3	Time to vest as per the contract for Extraordinary SOP

c) Outstanding RSUs

On July 28, 2020, a Reverse Share Split occurred according to the Company’s Extraordinary General Meeting of Shareholders. The Company’s shareholders have approved a conversion of the Company’s entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting in the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.

As of December 31, 2020, there are 105,728 Time RSUs outstanding related to 2018 Grant, 37,981 Time RSUs outstanding related to 2019 – Plan 5Y Grant, 424,373 Time RSUs outstanding related to 2019 Grant and 30,604 and 3,327 Time RSUs outstanding related to 2020 Board and Extraordinary Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

The 2017 Plan	Time RSU
Outstanding December 31, 2019	443,490
Vested	(443,490)
Outstanding December 31, 2020	-

The 2018 Plan	Time RSU
Outstanding December 31, 2019	647,215
Forfeited (*)	(115,830)
Outstanding December 31, 2020	531,385
Outstanding December 31, 2020 after Reverse Split (**)	105,728

The 2019 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	813,842
Vested	(813,842)
Outstanding December 31, 2020

The 2019 Plan – 5 Years	Time RSU
Outstanding December 31, 2019	238,663
Vested	(47,733)
Outstanding December 31, 2020	190,930
Outstanding December 31, 2020 after Reverse Split (**)	37,981

The 2019 Plan	Time RSU
Outstanding December 31, 2019	2,622,843
Forfeited (*)	(484,401)
Outstanding December 31, 2020	2,138,442
Outstanding December 31, 2020 after Reverse Split (**)	424,373

The 2020 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	170,568
Forfeited (*)	-
Outstanding December 31, 2020	170,568
Outstanding December 31, 2020 after Reverse Split (**)	33,931

The 2020 Plan – Stock Option	SOP
Granted August 3, 2020	1,524,065
Forfeited (*)	(16,547)
Outstanding December 31, 2020	1,507,518

The 2020 Plan – Performance Award	Performance Award
Granted August 3, 2020	4,305,100
Forfeited (*)	(48,800)
Outstanding December 31, 2020	4,256,300

The 2020 Plan – Performance Award (Potential Matching Shares)	SOP (Matching Shares)
Calculated by August 3, 2020	2,152,550
Forfeited (*)	(24,400)
Outstanding December 31, 2020	2,128,150

The 2020 Plan – Extraordinary SOP	SOP
Granted August 3, 2020	195,000
Forfeited (*)	-
Outstanding December 31, 2020	195,000

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.
(**) Number of RSUs converted by the ratio of 5.027090466672970.

The 2017 Plan	Time RSU
Country	Balance December 31, 2018	Transfer	Forfeited	Vested	Balance December 31, 2019	Vested	Balance December 31, 2020
Brazil	71,497	-	-	-	71,497	(71,497)	-
Chile	66,028	-	-	-	66,028	(66,028)	-
Spain	69,398	43,915	(41,418)	-	71,895	(71,895)	-
United States	608,770	(43,915)	(95,718)	(235,067)	234,070	(234,070)	-
Total	815,693	-	(137,136)	(235,067)	443,490	(443,490)	-

The 2018 Plan	Time RSU
Country	Balance December 31, 2018	Transfer	Forfeited	Vested	Balance December 31, 2019	Forfeited	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Argentina	27,244	-	-	-	27,244	-	27,244	5,420
Brazil	282,743	(3,680)	(58,962)	-	220,101	(20,352)	199,749	39,743
Chile	70,009	-	(4,195)	-	65,814	(14,471)	51,343	10,216
Colombia	21,049	-	-	-	21,049	-	21,049	4,188
Spain	105,168	68,591	(48,864)	-	124,895	(1,279)	123,616	24,597
Mexico	60,736	-	(5,025)	-	55,711	(45,215)	10,496	2,090
Peru	20,306	-	-	-	20,306	(15,010)	5,296	1,054
United States	472,965	(64,911)	(195,595)	(100,364)	112,095	(19,503)	92,592	18,420
Total	1,060,220	-	(312,641)	(100,364)	647,215	(115,830)	531,385	105,728

The 2019 Plan – Board and Extraordinary	Time RSU
Country	Balance December 31, 2018	Granted	Balance December 31, 2019	Vested	Balance December 31, 2020
United States	-	813,842	813,842	(813,842)	-
Total	-	813,842	813,842	(813,842)	-

The 2019 Plan – 5 Year	Time RSU
Country	Balance December 31, 2018	Granted	Balance December 31, 2019	Vested	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Atento Luxembourg	-	238,663	238,663	(47,733)	190,930	37,981
Total	-	238,663	238,663	(47,733)	190,930	37,981

The 2019 Plan	Time RSU
Country	Balance December 31, 2018	Granted	Additional Grant	Forfeited	Balance December 31, 2019	Forfeited	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Argentina	-	108,352	-	-	108,352	-	108,352	21,555
Brazil	-	889,108	400,000	(174,050)	1,115,058	(46,731)	1,068,327	211,489
Chile	-	147,021	-	(9,825)	137,196	(84,700)	52,496	10,443
Colombia	-	53,972	-	-	53,972	-	53,972	10,737
Spain	-	478,473	133,212	(112,838)	498,847	(9,456)	489,391	97,357
Guatemala	-	-	100,000	-	100,000	-	100,000	8,219
Mexico	-	219,963	-	(5,471)	214,492	(173,185)	41,307	7,744
Peru	-	61,175	-	-	61,175	(22,250)	38,925	19,893
United States	-	602,602	-	(268,851)	333,751	(148,079)	185,672	36,936
Total	-	2,560,666	633,212	(571,035)	2,622,843	(484,401)	2,138,442	424,373

The 2020 Plan – Board and Extraordinary	Time RSU
Country	Balance December 31, 2019	Granted	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
United States	-	16,722	16,722	3,327
Total	-	16,722	16,722	3,327

The 2020 Plan – Board and Extraordinary	Time RSU
Country	Balance December 31, 2019	Granted	Balance December 31, 2020	Balance December 31, 2020 after Reverse Split (*)
Atento Luxembourg	-	153,846	153,846	30,604
Total	-	153,846	153,846	30,604

The 2020 Plan – Stock Option	SOP
Country	Balance December 31, 2019	Granted	Transfer	Forfeited	Balance December 31, 2020
Argentina	-	49,355	-	-	49,355
Brazil	-	419,138	-	(16,547)	402,591
Colombia	-	21,242	-	-	21,242
Spain	-	226,740	-	-	226,740
Mexico	-	38,472	-	-	38,472
Peru	-	19,439	(8,058)	-	11,381
Chile	-	-	8,058	-	8,058
Guatemala	-	63,456	-	-	63,456
El Salvador	-	1,611	-	-	1,611
United States	-	684,612	-	-	684,612
Total	-	1,524,065	-	(16,547)	1,507,518

The 2020 Plan – Performance Award	Performance Award
Country	Balance December 31, 2019	Granted	Transfer	Forfeited	Balance December 31, 2020
Argentina	-	152,500	-	-	152,500
Brazil	-	1,693,200	-	(48,800)	1,644,400
Colombia	-	158,200	-	-	158,200
Spain	-	972,200	-	-	972,200
Mexico	-	194,500	-	-	194,500
Peru	-	156,800	(60,000)	-	96,800
Chile	-	-	60,000	-	60,000
Guatemala	-	157,500	-	-	157,500
El Salvador	-	16,000	-	-	16,000
United States	-	804,200	-	-	804,200
Total	-	4,305,100	-	(48,800)	4,256,300

The 2020 Plan – Performance Award (Potential Matching Shares)	SOP (Matching Shares)
Country	Balance December 31, 2019	Granted	Transfer	Forfeited	Balance December 31, 2020
Argentina	-	76,250	-	-	76,250
Brazil	-	846,600	-	(24,400)	822,200
Colombia	-	79,100	-	-	79,100
Spain	-	486,100	-	-	486,100
Mexico	-	97,250	-	-	97,250
Peru	-	78,400	(30,000)	-	48,400
Chile	-	-	30,000	-	30,000
Guatemala	-	78,750	-	-	78,750
El Salvador	-	8,000	-	-	8,000
United States	-	402,100	-	-	402,100
Total	-	2,152,550	-	(24,400)	2,128,150

The 2020 Plan – Extraordinary SOP	Time RSU
Country	Balance December 31, 2019	Granted	Balance December 31, 2020
Brazil	-	195,000	195,000
Total	-	195,000	195,000

(*) Number of RSUs converted by the ratio of 5.027090466672970.

d) Impacts in Profit or Loss

In 2020, 4,723 thousand U.S. dollars (7,302 thousand U.S. dollars in 2019 and 6,417 thousand U.S. dollars in 2018) related to stock-based compensation were recorded as employee benefit expenses.

20) TAX MATTERS

a) Income tax

The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2018	2019	2020
Profit/(loss) before income tax	33,900	(44,475)	(42,101)
Income tax applying the statutory tax rate	(12,899)	11,726	6,694
Permanent differences	(5,052)	(78)	(175)
Adjustments due to international tax rates	2,240	(4,718)	(1,018)
Tax credits / Withholding Tax of Spanish Branches	2,297	(4,705)	(4,661)
DTA write off	-	(38,639)	(5,291)
Other adjustments	-	196	(328)
Total income tax expense	(13,414)	(36,218)	(4,779)

Permanent differences in 2020 are mainly related to non-deductible expenses in Brazil, Spain and Mexico.

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2018	2019	2020
Current tax expense	(23,165)	(20,438)	(22,797)
Deferred tax	9,751	(15,780)	18,018
Total income tax expense	(13,414)	(36,218)	(4,779)

b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019	2020
Deferred tax assets
Tax loss carryforwards	32,743	36,546
Tax credits	4,575	7,336
Tax credits - IFRS 16	-	950
Deferred tax assets from temporary differences
Litigations provisions	10,903	4,478
Financial costs	7,942	(426)
Fixed Assets	6,371	11,639
Operating provisions and others	37,097	41,830
Total deferred tax assets	99,631	102,353

Deferred tax liabilities
Intangible assets – PPA	(19,040)	(9,917)
Others	(1,338)	(1,586)
Total deferred tax liabilities	(20,378)	(11,503)
Balance at December 31, 2020(*)		90,850

(*) DTA assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.

The deferred tax not recognized as of December 31, 2020 is 33,249 thousand of U.S. dollars (22,532 thousand of U.S. dollars in December 31, 2019).

The temporary differences associated with investments in the Atento’s subsidiaries, for which a deferred tax liability has not been recognized, aggregate to 4,526 thousand of U.S. dollars. Atento has determined that the undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future.

The breakdown and balances of deferred tax assets and deferred tax liabilities at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2018	Income Statement		Translation differences	Balance at 12/31/2019
		Increases	Decreases

DEFERRED TAX ASSETS	125,163	43,128	(69,768)	1,108	99,631
Unused tax losses (*)	23,414	25,955	(20,967)	4,341	32,743
Unused tax credits	3,935	6,002	(3,833)	(1,529)	4,575
Deferred tax assets (temporary differences) (**)	97,814	11,171	(44,968)	(1,704)	62,313
DEFERRED TAX LIABILITIES	(30,221)	(1,561)	3,563	7,841	(20,378)
Deferred tax liabilities (temporary differences)	(30,221)	(1,561)	3,563	7,841	(20,378)

(*) Tax credits for loss carryforwards.
(**) The decrease is mainly due to DTA write off.

	Thousands of U.S. dollars
	Balance at 12/31/2019	Income Statement		Translation differences	Balance at 12/31/2020
		Increases	Decreases

DEFERRED TAX ASSETS	99,631	31,605	(13,010)	(15,873)	102,353
Unused tax losses (*)	32,743	3,545	(5,123)	5,381	36,546
Unused tax credits	4,575	2,027	(120)	855	7,337
Deferred tax assets (temporary differences) (**)	62,313	26,033	(7,767)	(22,109)	58,470
DEFERRED TAX LIABILITIES	(20,378)	(735)	159	9,451	(11,503)
Deferred tax liabilities (temporary differences)	(20,378)	(735)	159	9,451	(11,503)

(*) Tax credits for loss carryforwards.
(**) The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

There is no expectation of distribute future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors.

c) Taxes recoverable/payables

Details of taxes recoverable and payables at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	As of December 31,
Recoverable	2019	2020
Non-current
Indirect taxes	5,650	4,815
	5,650	4,815
Current
Indirect taxes	17,819	29,340
Other taxes	6,845	7,454
	24,664	36,794
Income tax	28,709	25,764
Total	59,023	67,373

	Thousands of U.S. dollars
	As of December 31,
Payables	2019	2020
Non-current
Social security	2,754	1,893
	2,754	1,893
Current
Indirect taxes	35,370	38,026
Other taxes	58,395	59,078
	93,765	97,104
Income tax	12,671	16,838
Total	109,190	115,835

21) PROVISIONS AND CONTINGENCIES

Movements in provisions in 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	12/31/2018	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2019
Non-current
]Provisions for liabilities	24,537	21,769	(12,745)	(8,500)	-	(766)	24,295
Provisions for taxes	16,871	3,275	(386)	(9,830)	-	(536)	9,394
Provisions for dismantling	8,430	1,464	-	-	-	(295)	9,599
Other provisions	1,336	4,658	(27)	(226)	(296)	(407)	5,038
Total non-current	51,174	31,166	(13,158)	(18,556)	(296)	(2,004)	48,326

Current
Provisions for liabilities	9,020	16,249	(12,728)	(56)	1	(953)	11,533
Provisions for taxes	2,455	9	(474)	(8)	-	20	2,002
Provisions for dismantling	60	27	-	(59)	296	(10)	314
Other provisions	7,515	4,878	(6,925)	-	(1)	(545)	4,922
Total current	19,050	21,163	(20,127)	(123)	296	(1,488)	18,771

	Thousands of U.S. dollars
	12/31/2019	Additions	Payments	Reversal	Transfers	Translation differences	12/31/2020
Non-current
Provisions for liabilities	24,295	15,709	(9,836)	(7,030)	-	(4,973)	18,165
Provisions for taxes	9,394	12,441	(103)	(1,764)	-	(1,997)	17,971
Provisions for dismantling	9,599	579	(97)	-	-	(1,702)	8,379
Other provisions	5,038	403	(64)	(1,600)	78	(2,753)	1,102
Total non-current	48,326	29,132	(10,100)	(10,394)	78	(11,425)	45,617

Current
Provisions for liabilities	11,533	14,769	(1,689)	(9,096)	-	(807)	14,710
Provisions for taxes	2,002	29	-	-	-	(106)	1,925
Provisions for dismantling	314	2	-	(120)	(78)	(94)	24
Other provisions	4,922	4,116	(2,506)	(1,564)	-	248	5,216
Total current	18,771	18,916	(4,195)	(10,780)	(78)	(759)	21,875

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 38,823 thousand U.S. dollars and 26,763 thousand U.S. dollars as of December 31, 2019 and 2020, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims of 3,468 thousand U.S. dollars and 2,393 thousand U.S. dollars as of December 31, 2019 and 2020, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of December 31, 2020, lawsuits outstanding in the courts were as follows:

Brazil

At December 31, 2020, Atento Brasil was involved in 9,208 labor-related disputes (9,408 labor disputes as of December 31, 2019), being 9,054 of labor massive and 41 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 33,598 thousand U.S. dollars (62,514 thousand U.S. dollars on December 31, 2019), of which 18,916 thousand U.S. dollars Labor Massive-related, 1,553 thousand U.S. dollars Labor Outliers-related and 13,128 thousand U.S. dollars Special Labor cases related.

On December 31, 2020, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 62 thousand U.S. dollars.

On December 31, 2020, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 294 thousand U.S. dollars.

As of December 31, 2020, Atento Brasil S.A. is party to 10 civil lawsuits ongoing for various reasons (5 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 3,464 thousand U.S. dollars (2,365 thousand U.S. dollars on December 31, 2019).

As of December 31, 2020, the subsidiary RBrasil Soluções S.A. holds 24 civil lawsuits ongoing for various reasons classified as possible in the amount of 34 thousand U.S. dollars.

On December 31, 2020, the subsidiary Interfile holds 4 civil lawsuits ongoing for various reasons classified as possible in the amount of 112 thousand U.S. dollars.

As of December 31, 2020 Atento Brasil is party to 42 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (29 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 38,198 thousand U.S. dollars (36,508 thousand U.S dollars on December 31, 2019).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill the deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018, the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020, CARF issued a partially favorable decision in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020, the decision issued by CARF become final. Thus, the amount at stake, not including interest and penalties was reduced from 105,268 thousand U.S. dollars to 69,301 thousand U.S. dollars. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward of the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10, 2020 with the notification of a tax assessment that reject the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The tax assessment notified by the Brazilian Federal Revenue Service was approximately 59,955 thousand U.S. dollars, including penalties and interest. Company’s external legal advisors considered 45,704 thousand U.S. dollars as possible loss while the remaining 14,244 thousand U.S. dollars was assessed as remote loss. The Company disagrees with the proposed tax assessment and the Company is defending its position, which believes is meritorious, through applicable administrative and, if necessary, judicial remedies.

On December 31, 2020, the subsidiaries Interfile and Interservicer hold 22 disputes with the tax authorities and social security authorities ongoing for various reasons classified as possible in the amount of 490 thousand U.S. dollars.

Spain

At December 31, 2020, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 950 thousand U.S. dollars.

Mexico

At December 31, 2020, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 12,997 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 8,493 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,504 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

22) REVENUE AND EXPENSES

a) Revenue

The breakdown of revenue for the years ended December 31, 2018, 2019 and 2020 is as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Revenue
Services rendered	1,818,180	1,707,286	1,412,262
Total	1,818,180	1,707,286	1,412,262

b) Other operating income

Details of other operating income for the years ended December 31, 2018, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Other operating income
Other operating income (a)	15,686	2,612	4,486
Grants	1,000	1,165	878
Income from indemnities and other non-recurring income	42	601	199
Gain on disposal of data center	2,265	-	-
Gains on disposal of non-current assets	384	161	11
Total	19,377	4,539	5,574

(a)     December 31, 2018 includes $8.7 million of partial insurance indemnity in Puerto Rico as a result of impacts from the natural disasters in the country.

c) Other gains and own work capitalized

Other gains and own work capitalized increased from 180 thousand U.S. dollars in the year ended December 31, 2018 to 10,477 thousand U.S. dollars in the year ended December 31, 2019 mostly due to a specific agreement in 2019.

d) Supplies

Details of amounts recognized under “Supplies” during the years ended December 31, 2018, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Supplies
Subcontracted services	10,630	16,044	25,994
Leases	13,856	15,097	14,678
Purchases of materials	2,919	3,061	4,266
Communications	19,460	13,718	11,488
Expenses with labor unions	1,051	1,951	797
Other	22,900	16,556	15,053
Total	70,816	66,427	72,276

e) Employee benefit expenses

Details of amounts recognized under “Employee benefit expenses” during the years ended December 31, 2018, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Employee benefit expenses
Salaries and wages	1,024,094	946,752	788,297
Social security	130,161	120,353	101,911
Supplementary pension contributions	2,840	2,972	3,111
Termination benefits	26,510	36,065	24,262
Other welfare costs	181,576	194,889	142,827
Total	1,365,181	1,301,031	1,060,408

f) Depreciation and amortization

The depreciation and amortization expenses for the years ended December 31, 2018, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Depreciation and amortization
Intangible assets (Note 6)	58,679	57,226	46,981
Property, plant and equipment (Note 10)	36,566	30,049	26,683
Right-of-use assets	-	53,507	47,256
Total	95,245	140,782	120,920

g) Other operating expenses

The breakdown of “Other operating expenses” for the years ended December 31, 2018, 2019 and 2020 is as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Other operating expenses
Services provided by third parties	202,543	156,868	106,526
Losses on disposal of fixed assets	817	352	316
Taxes other than income tax	10,038	9,494	11,610
Other management expenses	2,560	64	259
Total	215,958	166,778	118,711

Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Services provided by third parties
Leases (*)	67,902	18,029	13,202
Installation and maintenance	24,290	25,586	23,775
Lawyers and law firms	7,743	4,734	3,157
Tax advisory services	179	218	14
Consultants	8,372	17,805	11,584
Audits and other related services	1,576	1,628	1,187
Studies and work performed	65	62	126
Other external professional services	43,404	44,070	24,779
Publicity, advertising and public relations	5,332	6,677	3,556
Insurance premiums	548	547	1,517
Travel expenses	6,979	6,021	1,631
Utilities	27,142	25,790	17,736
Banking and similar services	1,771	2,307	971
Other	7,240	3,394	3,291
TOTAL	202,543	156,868	106,526

(*) For 2019 and 2020, the amount is related to contracts there are not under IFRS 16, related to the exemptions to short-term leases and lease of low-value assets.

The amounts recognized under “Consultants” and “Other external professional services” for the years ended December 31, 2018, 2019 and 2020 mainly refers to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

h) Net finance expense

The breakdown of “Finance income” and “Finance costs” for the years ended December 31, 2018, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2018	2019	2020
Finance income
Interest from third parties and hyperinflationary adjustment in Argentina (a)	18,843	20,045	15,683
Total finance income	18,843	20,045	15,683
Finance costs
Interest accrued to third parties	(43,351)	(65,680)	(66,719)
Discounts to the present value of provisions and other liabilities	(2,261)	(2,405)	(3,574)
Total finance costs (b)	(45,612)	(68,085)	(70,293)

(a)       Contain a positive impact of 5,285 thousand of U.S. dollars for the year ended December 31, 2020 (15,787 thousand of U.S. dollars for the year ended December 31, 2019 and 10,700 thousand of U.S dollars for the year ended December 31, 2018) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.

(b)      The decrease in finance costs in December 31, 2018 was driven by lower interest expenses from the debt refinancing program concluded in August 2017, combined with a negative effect in the year ended December 31, 2017 of $19.0 million related to the debt refinancing. The increase in finance costs in 2019 and 2020 was mainly driven by 17,495 thousand of U.S. dollars and 14,435 thousand of U.S. dollars, respectively, from the application of IFRS 16 adopted in 2019.

The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

Thousands of U.S. dollars	2018
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	2,928	(433)	2,495
Other financial transactions	19,432	(29,786)	(10,354)
Current transactions	43,845	(64,822)	(20,977)
Total	66,205	(95,041)	(28,836)

Thousands of U.S. dollars	2019
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	1,822	261	2,083
Other financial transactions	15,634	(278)	15,356
Current transactions	194,611	(221,130)	(26,519)
Total	212,067	(221,147)	(9,080)

Thousands of U.S. dollars	2020
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	6,805	(2,995)	3,810
Other financial transactions	16,385	(37,626)	(21,241)
Current transactions	32,607	(42,994)	(10,387)
Total	55,797	(83,615)	(27,818)

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

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA and Adjusted EBITDA provides an important measure of the segment’s operating performance because it allows management to evaluate and compare the segments’ operating results, including their return on capital and operating efficiencies, from period to period by removing the impact of their capital structure (interest expenses), asset bases (depreciation and amortization), and tax consequences. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

EBITDA is a commonly reported measure and are widely used among analysts, investors and other interested parties in the Atento Group’s industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA should not be considered as an alternative to the profit for the year as a measurement of our consolidated earnings or as an alternative to consolidated cash flow from operating activities as a measurement of our liquidity.

The following tables present financial information for the Atento Group’s operating segments for the years ended December 31, 2018, 2019 and 2020 (in thousand U.S. dollars):

For the year ended December 31, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	93,173	388,889	609,307	-	1,091,369
Sales to Telefónica Group	147,686	293,945	266,596	-	708,227
Sales to other group companies	-	25,910	1,756	(9,082)	18,584
Other operating income and expense	(228,591)	(652,531)	(794,148)	41,840	(1,633,430)
EBITDA	12,268	56,213	83,511	32,758	184,750
Depreciation and amortization	(9,733)	(34,683)	(50,376)	(453)	(95,245)
Operating profit	2,535	21,530	33,135	32,305	89,505
Net finance expense	(1,620)	(5,536)	(30,309)	(18,140)	(55,605)
Income tax	(893)	(2,054)	(1,422)	(9,045)	(13,414)
Profit for the year	22	13,940	1,404	5,120	20,486
Capital expenditure	6,192	41,466	42,226	1	89,885
Intangible, Goodwill and PP&E	42,766	195,369	251,520	476	490,131
Allocated assets	394,325	557,695	595,807	(334,474)	1,213,353
Allocated liabilities	122,784	254,150	437,200	59,126	873,260

For the year ended December 31, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	98,545	387,272	598,297	-	1,084,114
Sales to Telefónica Group	134,241	245,909	226,989	-	607,139
Sales to other group companies	22	26,933	2,022	(12,944)	16,033
Other operating income and expense	(215,821)	(629,380)	(730,427)	21,769	(1,553,859)
EBITDA	16,987	30,734	96,881	8,825	153,427
Depreciation and amortization	(15,791)	(48,951)	(75,769)	(271)	(140,782)
Operating profit/(loss)	1,196	(18,217)	21,112	8,554	12,645
Net finance expense	(1,414)	(5,612)	(46,504)	(3,590)	(57,120)
Income tax	(21,960)	(2,048)	7,392	(19,602)	(36,218)
Loss for the year	(22,178)	(25,877)	(18,000)	(14,638)	(80,693)
Capital expenditure	3,312	22,370	40,570	-	66,252
Intangible, Goodwill and PP&E	48,712	186,111	342,954	623	578,400
Allocated assets	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities	139,834	294,227	577,009	86,521	1,097,591

For the year ended December 31, 2020
Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	113,859	372,462	466,701	-	953,022
Sales to Telefónica Group	120,798	195,804	133,962	-	450,564
Sales to other group companies	5	13,772	8,732	(13,833)	8,676
Other operating income and expense	(219,313)	(529,440)	(531,181)	28,919	(1,251,015)
EBITDA	15,349	52,598	78,214	15,086	161,247
Depreciation and amortization	(12,551)	(44,856)	(63,220)	(293)	(120,920)
Operating profit	2,798	7,742	14,994	14,793	40,327
Net finance expense	(1,260)	(9,604)	(42,487)	(29,077)	(82,428)
Income tax	3,643	(8,076)	5,809	(6,155)	(4,779)
Profit/(loss) for the year	5,181	(9,938)	(21,684)	(20,439)	(46,880)
Capital expenditure	3,234	8,931	23,699	10	35,874
Intangible, Goodwill and PP&E	47,759	150,100	240,032	496	438,387
Allocated assets	400,010	545,587	539,222	(308,696)	1,176,123
Allocated liabilities	153,405	309,118	451,376	142,548	1,056,447

"Other and eliminations" includes activities of the intermediate holdings in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,
	2018	2019	2020
Country
Spain	240,859	232,697	234,662
Other and eliminations (*)	-	112	-
EMEA	240,859	232,809	234,662

Argentina	134,557	98,237	67,905
Chile	112,679	99,881	82,188
Colombia	71,219	72,609	70,970
El Salvador	14,260	16,933	17,507
United States	42,318	43,640	62,262
Guatemala	16,195	11,620	6,232
Mexico	177,595	179,835	161,492
Peru	136,266	116,202	85,375
Puerto Rico	9,439	12,278	16,689
Uruguay	2,866	2,314	2,298
Panama	4,095	3,683	3,615
Nicaragua	4,360	3,864	3,314
Costa Rica	7,431	7,493	8,022
Other and eliminations (*)	(24,536)	(8,475)	(5,831)
Americas	708,744	660,114	582,038
Brazil	875,903	825,286	600,663
Other and eliminations (*)	1,758	2,022	8,732
Brazil	877,661	827,308	609,395
Other and eliminations (*)	(9,084)	(12,945)	(13,833)
Total revenue	1,818,180	1,707,286	1,412,262

(*) Includes holding company level revenues and consolidation adjustments.

The Atento Group signed a framework contract with Telefónica that expires on December 31, 2023 for Brazil and Spain representing the majority of Telefónica’s business overall and December 31, 2021 expires for the other countries. In 2020, 31.8% of service revenue were generated from business with Telefónica Group companies (35.6% in 2019 and 39.0% in 2018).

24) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,
	2018	2019	2020
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	18,540	(81,306)	(46,880)
Weighted average number of ordinary shares (*)	14,688,705	14,446,297	14,082,904
Basic earnings/(loss) per share (in U.S. dollars) (*)	1.26	(5.63)	(3.33)

(*)	As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the years ended December 31,
	2018	2019	2020
Result attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent (in thousands of U.S. dollars)	18,540	(81,306)	(46,880)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	186,314	-	-
Adjusted weighted average number of ordinary shares (*)	14,875,018	14,446,297	14,082,904
Diluted earnings/(loss) per share (in U.S. dollars) (*)(1)	1.25	(5.63)	(3.33)

(*)	As a consequence of the reverse share split occurred on July 28, 2020 as described in Note 19, adjusted weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.
(1)	As of December 31, 2019 and 2020, potential ordinary shares of 610,557 and 1,729,548, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the years are anti-dilutive.

25) COMMITMENTS

Guarantees

As of December 31, 2019 and 2020, the Atento Group has guarantees to third parties of 350,602 thousand U.S. dollars and 307,403 thousand U.S. dollars, respectively.

The transactions guaranteed and their respective amounts at December 31, 2019 and 2020 are as follow:

	Thousands of U.S. dollars
	2019	2020
Guarantees
Financial, labor-related, tax and rental transactions	152,297	119,356
Contractual obligations	198,283	187,962
Other	22	85
Total	350,602	307,403

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

26) RELATED PARTIES

The following table shows the breakdown of the total remuneration paid to the Atento Group’s key management personnel in 2018, 2019 and 2020:

	Thousands of U.S. dollars
	2018	2019	2020
Salaries and variable remuneration	10,703	11,104	6,137
Salaries	9,524	5,828	2,359
Share-based compensation	-	4,173	2,493
Variable remuneration	1,179	1,103	1,285
Payment in kind	1,116	793	289
Medical insurance	206	177	77
Life insurance premiums	44	86	64
Other	866	530	148
Total	11,819	11,897	6,426

27) SUBSEQUENT EVENTS

a) Vesting of stock option

On February 4, 2021, the Company vested the total of 149,154 TRSUs, issued by treasury shares.

b) Senior Secured Notes

On February 10, 2021, Atento Luxco 1 S.A., closed an offering of 500,000 thousand U.S. dollars aggregate principal amount of 8.0% Senior Secured Notes due February 10, 2026 in a private placement transaction.

On February 17, 2021, Atento Luxco 1 S.A. purchased 275,815 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022 in a tender offer. The notes were purchased at a price equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount.

On February 18, 2021, Atento Luxco 1 S.A. redeemed the remainder 224,185 thousand U.S. dollars of its 6.125% Senior Secured Notes due 2022. The redemption price was equal to 1,015.31 U.S. dollars per 1,000 U.S. dollars principal amount, plus accrued and unpaid interest on the principal amount of the Notes, which was equal to 1,016.67 U.S. dollars per 1,000 U.S. dollars principal amount.

With these transactions, the Company completed the refinancing of all 500,000 thousand U.S. dollars aggregate principal amount of its 6.125% Senior Secured Notes due 2022, extending the Company’s average life to 4.5 years from 1.5 years.

c) Bank Borrowings

On February 22, 2021, Atento Brasil rolled-over the bank credit certificate with Banco ABC Brasil for an amount of 50,000 thousand Brazilian Reais, until February 22, 2022, with an annual interest rate of CDI plus 2.75%.

On February 28, 2021, Atento Brasil rolled-over the bank credit certificate with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, until August 28, 2021, with an annual interest rate of CDI plus 2.65%.

d) Change in Registrant’s Certifying Accountant

On March 15, 2021, the Company filed as Exhibit 99.1 to its Report on Form 6-K a notice and proxy statement with respect to the ordinary general meeting of shareholders, at which, among other things, shareholders of the Company will be asked to approve the appointment of Deloitte Touch Tohmatsu Auditores Independentes (“Deloitte”) as independent auditor of the Company with respect to the financial year ending on December 31, 2021, to replace Ernst & Young Auditores Independentes S.S. (“E&Y”) as independent auditor (réviseur d’entreprises agréé). The recommendation is subject to shareholder approval at the ordinary general meeting to be held on April 2, 2021. The appointment of Deloitte will take effect on April 2, 2021.

