Form 20-F
period 2021-12-31
Atento S.A.
filed 2022-05-02
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C. 20549
FORM
20-F
(Mark One)
☐
REGISTRATION STA

TEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:
December 31, 2021
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition

period

from______ to
OR
☐
SH ELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell

company

report
Commission

file number:
001-36671
Atento S.A.
(Exact name of Registrant as specified in its charter)
Atento S.A.
(Translation of Registrant’s

name into English)
Grand Duchy of
Luxembourg
(Jurisdiction of incorporation or organization)
1, rue Hildegard Von Bingen
,
L-1282
,
Luxembourg
Grand Duchy of
Luxembourg
(Address of principal executive offices)
Jose Antonio de Souza Azevedo
, Chief Financial Officer
Address:
Rua Paul Valery, 255, 4º andar, Chácara Santo Antonio
,
04719-050
,
São Paulo
,
Brazil

Telephone

No.:

+
55 (
11
)
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
(
§
232.405

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
Emerging growth company

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
US GAAP

☐
International Financial Reporting Standards
as issued by

the International Accounting Standards
Board

☒
Other

☐
If “Other”

has

been checked in

response to

the previous

question,

indicate by check

mark

which financial

statement item

the registrant

has elected

to follow.
☐

Item 17

☐

Item 18
If this is an annual report, indicate

by check mark

whether the

registrant is

a shell company (as

defined in Rule

12b-2 of the Exchange

Act).
☐

Yes

☒

No

Atento S.A.
TABLE

OF CONTENTS
PRESENTATION

OF FINANCIAL

AND OTHER

INFORMATION
3
PRESENTATION

OF FINANCIAL

INFORMATION
5
TRADEMARKS

AND TRADE

NAMES
5
CAUTIONARY

STATEMENT

WITH RESPECT

TO FORWARD

-LOOKING

STATEMENTS
6
PART

I
8
ITEM 1. IDENTITY

OF DIRECTORS,

SENIOR

MANAGEMENT

AND ADVISERS
8
A. Directors

and Senior

Management
8
B. Advisers 8
C. Auditors 8
ITEM 2. OFFER

STATISTICS

AND EXPECTED

TIMETABLE
8
A. Offer

Statistics
8
B. Method

and Expected

Timetable
8
ITEM 3. KEY

INFORMATION
8
A. Selected

Financial

Data
8
B. Capitalization

and Indebtedness
8
C. Reasons

for the Offer and

Use of Proceeds
8
D. Risk Factors 8
ITEM 4. INFORMATION

ON THE

COMPANY
26
A. History

and Development

of the

Company
26
B. Business

Overview
28
C. Organizational

Structure
39
D. Property,

Plant and Equipment
39
ITEM 4A.

UNRESOLVED

STAFF

COMMENTS
41
ITEM 5. OPERATING

AND FINANCIAL

REVIEW AND

PROSPECTS
56
A. Operating

Results
56
B. Liquidity

and Capital Resources
50
C. Research

and Development,

Patents and Licenses,

etc.
54
D. Trend Information 54
ITEM 6. DIRECTORS,

SENIOR

MANAGEMENT

AND EMPLOYEES
58
A. Directors

and Senior

Management
58
B. Compensation 61
C. Board

practices
62
D. Employees 64
E. Share

Ownership
66
ITEM 7. MAJOR

SHAREHOLDERS

AND

RELATED

PARTY

TRANSACTIONS
66
A. Major Shareholders 66
B. Related

Party Transactions
67
C. Interests

of Experts and Counsel
67
ITEM 8. FINANCIAL

INFORMATION
67
A. Consolidated

Statements

and Other Financial

Information
67
B. Significant

Changes
69
ITEM 9. THE

OFFER AND

LISTING
70
A. Offering

and Listing Details
70
B. Plan

of Distribution
70
C. Markets 70
D. Selling Shareholders 70
E. Dilution 70
F. Expenses

of the Issue
70
ITEM 10.

ADDITIONAL

INFORMATION
70
A. Share Capital 70
B. Memorandum

and Articles

of Association
71
C. Material

Contracts
77
D. Exchange

Controls
77

E. Taxation 77
F. Dividends

and Paying

Agents
80
G. Statement

by Experts
80
H. Documents

on Display
80
I. Subsidiary

Information
80
ITEM 11.

QUANTITATIVE

AND QUALITATIVE

DISCLOSURES

ABOUT MARKET

RISK
80
ITEM 12.

DESCRIPTION

OF SECURITIES

OTHER

THAN EQUITY

SECURITIES
83
A. Debt

Securities
83
PART

II
83
ITEM 13.

DEFAULTS,

DIVIDEND ARREARAGES

AND DELINQUENCIES
83
ITEM 14.

MATERIAL

MODIFICATIONS

TO THE RIGHTS

OF SECURITY

HOLDERS AND

USE OF PROCEEDS
83
ITEM 15.

CONTROLS

AND PROCEDURES
83
A. Disclosure

Controls and

Procedures
83
B. Management’s

Annual

Report on Internal

Control over

Financial

Reporting
83
C. Attestation

Report of the Registered

Public Accounting

Firm
84
D. Changes

in Internal Control

over Financial

Reporting
84
ITEM 16.

[RESERVED]
84
ITEM 16A.

AUDIT COMMITTEE

FINANCIAL

EXPERT
84
ITEM 16B.

CODE OF

ETHICS
84
ITEM 16C.

PRINCIPAL

ACCOUNTANT

FEES

AND SERVICES
84
ITEM 16D.

EXEMPTIONS

FROM

THE LISTING

STANDARDS

FOR

AUDIT COMMITTEE
85
ITEM 16E.

PURCHASES

OF EQUITY

SECURITIES

BY THE ISSUER

AND AFFILIATED

PURCHASERS
85
ITEM 16F.

CHANGE

IN REGISTRANT’S

CERTIFYING

ACCOUNTANT
85
ITEM 16G.

CORPORATE

GOVERNANCE
86
ITEM 16H.

MINE SAFETY

DISCLOSURE
86
PART

III
87
ITEM 17.

FINANCIAL

STATEMENTS
87
ITEM 18.

FINANCIAL

STATEMENTS
87
ITEM 19.

EXHIBITS
87

PRESENTATION

OF FINANCIAL

AND

OTHER INFORMATION
Basis of Presentation

and Other Information
Except

where

the

context

otherwise

requires

or

where

otherwise

indicated,

the

terms

“Atento”,

“we”,

“us”,

“our”,

“the
Company”,

and “our

business”

refer to Atento

S.A., a

public

limited liability

company

(société anonyme)

incorporated

under the

laws
of Luxembourg

on March

5, 2014, together

with its consolidated

subsidiaries.
On October

7, 2014,

we completed

our IPO and

issued 4,819,511

ordinary

shares at

a price of

$15.00 per share.

As a result

of
the IPO,

the Share

Split and

the Reorganization

Transaction,

we had

73,619,511

ordinary

shares

outstanding

and owned

100% of

the
issued and outstanding

share capital of Midco,

as of November

9, 2015.
After completed

our IPO, the follow

share capital

increases in

the follow years were

approved

by our Board of Directors

(“The
Board”):
Period
Initial number

of
ordinary

shares
Shares

increase
approved by
Board
Total

Number

of
ordinary

Shares
Total

Number

of
ordinary

Shares
after reverse

split
(1)
August

4, 2015

73,619,511
131,620

73,751,131
July 28,

2016

73,751,131

157,925

73,909,056
November

6, 2018

73,909,056
1,161,870

75,070,926
January

18, 2019

75,070,926
335,431

75,406,357

15,000,000
(1)
On July 28, 2020,

an extraordinary

shareholder’s meeting

approved the conversion

of 75,406,357 ordinary

shares without nominal

value, representing

the entire
share capital

of the

Company,

into 15,000,000 ordinary shares

without nominal value using a ratio

of conversion

of 5.027090466672970, and subsequently
amending article 5 of the articles

of association

of the Company.
Acquisition and Divestment

Transactions
On

September

2, 2016,

the

Company

through

its direct

subsidiary

Atento

Brasil acquired

81.49%,

the controlling

interest

of
RBrasil Soluções S.A. (RBrasil) and on June 7, 2019, the Company

acquired the minority

interest corresponding

to 18.51% of the shares
of RBrasil,

now holding

100%

of the company's

shares.
On June 9, 2017, the Company, through

its subsidiary, Atento

Brasil,

acquired 50.00002%

of Interfile Serviços de BPO Ltda. and
50.00002% of Interservicer –

Serviços em Crédito

Imobiliário Ltda. (jointly, “Interfile”), a

provider of BPO services and solutions.

On May
17, 2019,

the Company

acquired the

minority

interest

corresponding

to 49.99998%

of Interfile

Serviços

de BPO Ltda.

and 49.99989%
of Interservicer

- Serviços

em Crédito

Imobiliário

Ltda., now holding

a 100%

interest

in these companies.
Other Transactions
Senior Secured Notes
On August

10,

2017, Atento

completed a refinancing transaction

of its financing structure

through its wholly-owned subsidiary
Atento

Luxco

1 S.A. The financing structure

included an offering by Atento

Luxco

1 S.A of US$400.0

million aggregate

principal amount
of 6.125% Senior

Secured Notes due 2022

(the “Offering”). Atento

used the net proceeds

from the Offering, together

with cash on hand,
to redeem all of the Atento Luxco 1 S.A´s outstanding

7.375%

Senior Secured Notes due 2020 and all of the existing debentures due 2019
of its subsidiary Atento Brasil.

The 6.125% Senior

Secured Notes due 2022 were

guaranteed

on a

senior secured basis by

certain of

Atento’s
wholly owned subsidiaries

on a joint.

On April 4, 2019, Atento

Luxco 1 S.A., a wholly owned subsidiary of Atento

S.A., closed an offering of an additional US$100.0
million aggregate

principal

amount

of

its

6.125%

Senior

Secured

Notes

due

2022

in

a private

placement

transaction

(the “Additional
Notes”). The Additional Notes were offered as additional notes under the indenture, dated as of August 10,

2017, pursuant

to which

Atento
Luxco 1 S.A issued

6.125% Senior

Secured Notes due 2022.
On February 10, 2021, Atento Luxco 1 S.A., closed an offering of a $500.0 million aggregate principal

amount of 8.000% Senior
Secured Notes due 2026, in

a private placement transaction.

Atento Luxco 1 S.A used the net proceeds

of the offering, together

with

cash
on hand, to refinance the 6.125% Senior

Secured Notes due 2022. The

8.000% Senior

Secured Notes

are guaranteed

on a

senior secured
basis by

certain of Atento’s

wholly owned subsidiaries.
On February 17, 2021, Atento

Luxco 1 S.A. completed a cash tender offer for an

aggregate principal amount of $275,815,000 of
its 6.125% Senior Secured Notes due 2022. The notes were purchased at a price equal to $1,015.31 per $1,000 principal amount of 6.125%
Senior Secured Notes

due 2022, which

excluded accrued interest

and additional amounts

payable on the notes

accepted for purchase

and
included an early tender payment of $30.0 per $1,000 principal amount of 6.125% Senior Secured Notes due 2022. On February 18, 2021,
Atento

Luxco 1 S.A. redeemed the remaining aggregate

principal amount of $224,185,000 of its 6.125%

Senior Secured Notes due

2022.
The redemption price of the notes was

$1,015.31

per $1,000 principal amount of 6.125% Senior Secured Notes due 2022,

plus accrued and
unpaid interest and additional

amounts

on the

principal amount of 6.125%

Senior Secured Notes

due 2022,

which totaled

to $1,016.67

per
$1,000 principal

amount of 6.125%

Senior Secured

Notes

due 2022. With

these

transactions, the Company

completed the

refinancing of
all $500.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022.
Dividends
On September 21,

2017, the

Board of Directors approved

a dividend policy

for the Company with a goal

of paying annual

cash
dividends pay

-out in

line

with

industry peers

and practices.

The declaration

and payment of

any interim

dividends will be

subject to approval
of Atento’s

corporate bodies

and will

be determined based

upon, amongst other things,

Atento’s

performance, growth opportunities, cash
flow,

contractual

covenants,

applicable legal requirements,

and liquidity

factors. The

Board of

Directors

intends

to review the

dividend
policy regularly and so accordingly is subject to change at any time.
On October 31, 2017, our Board

of Directors declared a cash interim dividend with

respect to the ordinary shares

of $0.3384 per
share paid on November 28, 2017, to shareholders

of record

as of the close on November 10, 2017.
The 2026

Senior Secured

Notes

agreement includes

some limits, among

other things,

the ability of the

Issuer

and its

restricted
subsidiaries

to declare or

pay dividends for stockholder. The Company regularly

monitors all financial

ratios under the debt agreements and
dividends distribution must be subject to Board

approval, and will

depend on the Company’s

future earnings, cash flow,

financial condition,
financial covenants,

and other relevant factors.
Shareholders
On November

13, 2017, Atento filed

a Supplemental

Prospectus

with

the SEC,

for the sale by Pikco

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

the
“Institutional

Investors”) acquisition

of ordinary shares

of the Company currently

held indirectly by Bain

Capital in exchange

for senior
PIK notes currently held by the Institutional Investors. Following the completion of certain

regulatory conditions,

including antitrust filings
in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC

and Farallon

(each, a “Director Nomination

Agreement”), and the

Registration Rights Agreement,

dated May

6, 2020, by and among

the
Company, HPS,

GIC and Farallon (the “Registration Rights Agreement”).
Exchange Rate Information
In this Annual

Report, all references

to “U.S. dollar”

and “$” are

to the lawful

currency of the

United

States and

all references
to

“euro”

or

“€”

are

to

the

single

currency

of

the

participating

member

states

of the

European

and

Monetary

Union

of

the

Treaty
Establishing

the European

Community,

as amended

from

time

to time.

In addition,

all references

to

Brazilian

Reais (BRL),

Mexican
Peso (MXN), Chilean Peso (CLP),

Argentinean

Peso (ARS), Colombian Peso (COP)

and Peruvian Nuevos

Soles (PEN) are to the lawful
currencies

of Brazil,

Mexico, Chile,

Argentina,

Colombia

and Peru,

respectively.
The following

table shows

the exchange rates of the U.S. dollar

to these

currencies for the years and dates

indicated as reported
by the relevant

central banks

of the European

Union and each

country,

as applicable.
2019 2020 2021
Average
December

31
Average
December

31
Average
December

31
Euro (EUR) 0.89 0.89 0.88 0.81 0.85 0.88
Brazil (BRL) 3.94 4.03 5.15 5.20 5.39 5.58
Mexico (MXN) 19.25 18.86 21.49 19.91 20.28 20.47
Colombia (COP) 3,281.35 3,277.14 3,694.46 3,432.50 3,741.97 3,981.16
Chile (CLP) 702.77 744.62 792.17 711.24 759.14 850.25
Peru (PEN) 3.34 3.32 3.50 3.62 3.88 4.00
Argentina

(ARS)
48.22 59.89 70.64 84.15 95.08 102.72
PRESENTATION

OF FINANCIAL

INFORMATION
We

present

our historical

financial

information

under International

Financial

Reporting

Standards

(“IFRS”)

as issued

by the
International Accounting

Standards

Board (the

“IASB”).
Atento’s

Financial

Information
The consolidated

financial information of Atento

as of December 31, 2021

and 2020 and for the three years ended December 31,
2021 are

included on

Consolidated financial

statements

of Atento S.A.

filed as part

of this Annual

Report.
The

financial

information

presented

in

this

annual

report

should

be

read

in

conjunction

with

our

consolidated

financial
statements.
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

“Item 5.

Operating

and

Financial

Review

and

Prospects

–A. Operating

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

“Atent

o”, which are protected

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

a

program

for

“Startup

accelerator”

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
●
the impact

of the

COVID-19

pandemic

on our business

and its

effects

on

our customers

’

ability

or desire

to purchase

our
services;
●
disruption caused

by the COVID-19

pandemic

in jurisdictions in

which we

operate and

globally and government

measures
in response

to the COVID-19 pandemic;
●
the competitiveness

of the customer

relationship

management

and business

process

(“CRM BPO”) market;
●
the loss

of one

or more

of our

major clients,

a small

number

of which account

s

for a significant

portion of

our

revenue,

in
particular Telefónica;
●
risks associated

with operating in Latin America,

where a significant

proportion of our revenue

is derived and where

a large
number of

our employees

are based;
●
our clients deciding

to enter or further

expand their

own CRM BPO

businesses

in

the future;
●
any

deterioration

in

global

markets

and

general

economic

conditions,

in

particular

in

Latin

America

and

in

the
telecommunications

and the financial

services industries

from

which we

derive most

of our revenue;
●
increases in

employee benefit

expenses,

changes

to labor laws

and labor relations;
●
failure to

attract and retain

enough

sufficiently

trained employees

at our service

delivery centers

to support

our operations

;
●
inability

to maintain

our pricing

and level

of activity and

control our

costs;
●
consolidation

of potential

users of CRM

BPO services;
●
the reversal

of current

trends towards

CRM BPO

solutions;
●
the significant

leverage

our clients have

over our business

relationships;
●
the departure

of key personnel

or challenges

with respect

to labor relations;
●
the long

selling and implementation

cycle for

CRM BPO services;

●
difficulty

controlling

our

growth

and updating

our

internal

operational

and

financial

systems

as a

result of

our

increased
size;
●
inability

to fund our working

capital requirements

and new investments;
●
fluctuations

in, or devaluation

of, the

local

currencies

in the

countries

in which

we operate

against our

reporting currency,
the U.S.

dollar;
●
current political

and economic

volatility,

particularly

in Brazil,

Mexico, Argentina

and Europe;
●
our ability

to acquire and integrate

companies

that complement

our

business;
●
the quality

and reliability of

the technology

provided by our

technology

and telecommunications

providers,

our reliance

on
a limited number

of suppliers

of such

technology

and the services

and products

of our clients;
●
our ability

to invest in and

implement new

technologies;
●
disruptions

or interruptions

in our client relationships;
●
actions of the Brazilian, EU, Spanish, Argentinian,

Mexican and other governments

and their respective regulatory agencies,
including

adverse competition

law rulings

and the introduction

of new regulations

that could require

us to make

additional
expenditures;
●
damage or disruptions

to our key technology systems

or the quality and reliability of the technology

provided by technology
telecommunications

providers;
●
an increase

in the cost of

telecommunications

services

and other services

on which

we and our

industry

rely;
●
an

actual

or

perceived

failure

to

comply

with

data

protection

regulations,

in

particular

any

actual

or perceived

failure

to
ensure secure

transmission of

sensitive

or confidential

customer

data through

our networks

and other

cybersecurity

issues;
●
the effect of

labor disputes

on our business;
●
the potential

economic impact

in the

global market

and world

due consequences

of the war in Europe in

2022
●
the financial impact

of any inherent effect

unknown

to us that may

arise from our customers

due the cyberattack

incident in
2021; and
●
other risk factors

listed in the section

of this Annual

Report

entitled “Item

3. Key

Information—D.

Risk Factors”.
The words

“believe”,

“may”, “will”, “estimate”,

“continue”, “anticipate”,

“intend”,

“expect” and similar

words are

intended to
identify estimates

and forward-looking

statements.

Estimates and

forward-looking statements

are intended

to be accurate

only as of

the
date they

were made,

and we

undertake

no obligation

to update

or to review

any estimate

and/or forward-looking

statement

because

of
new information,

future

events, or

other factors.

Estimates

and forward-looking

statements

involve

risks and

uncertainties

and are

not
guarantees

of future performance.

Our future results

may differ

materially from

those expressed

in these

estimates and

forward-looking
statements.

You

should therefore

not make any

investment

decision

based on these

estimates

and forward-looking

statements.
The

forward-looking

statements

contained

in this

Annual

Report

speak only

as of

the date

of this

Annual

Report. We

do not
undertake

to

update

any

forward-looking

statement

to

reflect

events

or

circumstances

after

that

date

or

to

reflect

the

occurrence

of
unanticipated

events.

PART

I
ITEM 1. IDENTITY

OF DIRECTORS,

SENIOR

MANAGEMENT

AND ADVISERS
A.
Directors

and Senior

Management

In June 2021,

Atento’s

Board of Directors appointed

Bill Payne as the new

Chairman and

Lead Director,

replacing

Thomas Ianotti,
who

left

the

Company

after almost

seven

years. Bill,

who

joined Atento’s

Board in

October

2020,

also

joined the

Audit

Committee
along with

David Garner

and Antonio

Viana

Baptista,

all of them

as independent

directors.
B. Advisers

Not applicable.
C. Auditors

On

April

2,

2021,

shareholders

by

an

Ordinary

general

meeting

of

shareholders

approved

the

appointment

of

Deloitte

Touche
Tohmatsu

Auditores

Independentes

Ltda

PCAOB

ID
1045

(“Deloitte”)

as

independent

auditor

of

the

Company

with

respect

to

the
financial year

ending on December

31, 2021, to replace

Ernst & Young

Auditores

Independentes

S.S. (“E&Y”) as independent

auditors
effective

since April

2, 2021.
ITEM 2. OFFER

STATISTICS

AND EXPECTED

TIMETABLE

Not applicable.
ITEM 3. KEY

INFORMATION
A. [RESERVED]
Capitalization

and Indebtedness
Not applicable.
C.
Reasons for

the

Offer and Use

of Proceeds

Not applicable.
D. Risk Factors
Summary

Risk Factors
Risks related

to Our operations
●
Increases

in employee

benefit expenses

as well as

changes

to labor laws could

reduce our

profit margin.
●
Fluctuations

in,

or

devaluation

of,

the

local

currencies

in

the

countries

in

which

we operate

against

the

U.S.

dollar
could have a

material adverse

effect

on our business,

financial condition,

results of

operations

and prospects.
●
Damage or disruptions

to our key technology

systems

and facilities either through

events

beyond or within our control
that adversely

affect our clients’

businesses,

could have a material adverse

effect on our

business,

financial condition,
results of

operations

and prospects.
●
Telefónica

S.A., certain

of its

affiliates

and a few

other major

clients account

for

a significant

portion of

our revenue
and any

loss

of a

large

portion

of business

from these

clients could

have

a material

adverse

effect

on

our business,
financial condition,

results of

operations

and prospects.
●
Our

existing

debt

may

affect

our

flexibility

in

operating

and

developing

our

business

and our

ability

to

satisfy

our
obligations.
You

should

carefully

consider

the

following

risks

in

conjunction

with

“Item

5.

Operating

and

Financial

Review

and
Prospects”,

the

Consolidated

Financial

Statements,

including

the

notes

thereto,

included

in

this

annual

report,

and

the

other

risks

described

in

the

“Cautionary

Statement

with

Respect

to

Forward-Looking

Statements”

section

and

other

documents

filed

by

the
Company from time to time with the SEC. These risks may affect the Company's operating results and, individually or in the

aggregate,
could

cause

its

actual

results

to

differ

materially

from

past

and

anticipated

future

results.

The

following

discussion

of risks
may

contain

forward-looking

statements

which

are

intended

to

be

covered

by

the Cautionary

Statement

with

Respect

to

Forward-
Looking

Statements.

Except

as may

be required

by law,

the Company

undertakes

no obligation

to

publicly update

forward-looking
statements,

whether as a result of new information, future events,

or otherwise. All forward-looking statements

contained in this annual
report on Form 20-F

are qualified in their entirety by this cautionary

statement. The Company

invites

you to consult any further related
disclosures

made in materials

filed with

or furnished

to the SEC.
External

Risks
The CRM

BPO market

is very competitive.
Our industry

is very

competitive, and

we expect

competition

to remain

intense from

several sources

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

enter strategic

or commercial

relationships

among

themselves

or with

larger,

more established
companies to

increase their

ability

to address

the needs of

existing customers

and reduce operating

costs

or enter

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

2021,

we

derived

43,7%

of our

revenue

from

the

Americas

and 39,2%

from

Brazil.

Our
operations

and investments

in

the Americas and Brazil are subject

to various risks related to the economic, political

and social conditions
of the countries

in which

we operate,

including risks

related

to the following:
●
inconsistent

regulations,

licensing

and legal

requirements

may

increase

our

cost

of operations

as we

endeavor

to

comply
with myriad

of laws that

differ from

one country

to another

in an unpredictable

and adverse

manner;
●
currencies

may

be

devalued

or

may

depreciate

or

currency

restrictions

or

other

restraints

on

transfer

of

funds

may

be
imposed;
●
the

effects

of

inflation

and

currency

depreciation

and

fluctuation

may

require

certain

of

our

subsidiaries

to

undertake

a
mandatory recapitalization;
●
certain

governments

may expropriate

or nationalize

assets

or increase their participation

in companies;
●
certain

governments

may impose

burdensome

regulations,

taxes or tariffs;
●
political changes

may lead to changes

in the business

environments in which

we operate;

and

●
economic downturns,

political instability,

civil disturbances,

pandemics or disease outbreaks,

such as the novel coronavirus
(COVID-19

virus), may

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

into 2022.
Our

results

of operations

are affected

directly by

the level

of business

activity of our

clients,

which

in turn

is affected

by the

level of
economic activity

in the

industries and markets

that they serve.

Many of

our clients’ industries

are especially

vulnerable to

any crisis in
the financial

and credit

markets

or to economic

downturns.

For the

year

ended December

31,

2021, 29,5%

of our

revenue

was derived
from

clients

in

the

telecommunications

industry,

with

32%

of

our

revenue

derived

from

Telefónica,

and

19.5%

of our

revenue

was
derived

from

clients in

the financial

services

industry,

including

insurance

businesses.

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

on the cost

and availability
of

credit,

leading

to

decreased

spending

by

businesses.

Any

deterioration

of

general

economic

conditions,

or

weak

economic
performance in

the economies of the countries

in which we operate,

particularly

in Brazil and the Americas

may have a material

adverse
effect on our

business,

financial condition, results

of operations

and prospects.

Brazil and the Americas,

for example, comprised

87.1%,
84.4% and

83% of

our revenue

respectively,

for the

years ended

December

31, 2019,

2020 and

2021. In

addition,

key markets

such as
the telecommunications

and financial

services industries

comprised

48.5% of

our revenue for

the year ended

December

31, 2021.
Increases

in employee

benefit expenses

as well

as changes

to labor laws could

reduce

our profit margin.
Employee

benefit expenses

are our largest

expense and

accounted

for $1,301.0

million in

2019,

$1,060.4 million

in 2020

and
$1,102.7

million in

2021, or 76.2%,

75.1% and 76.1%,

respectively,

of our

revenue in those

periods.
Employee

salaries

and

benefits

expenses

in

many

of

the

countries

in

which

we

operate,

principally

in Latin

America,

have
increased

during the periods

presented

in this Annual Report

as a result of

economic growth,

increased

demand for CRM

BPO services
and increased

competition

for trained

employees such

as employees

at our service

delivery centers

in Latin America.

We

will

attempt

to

control

costs

associated

with

salaries

and

benefits

as

we

continue

to

add

capacity,

but

we

may

not

be
successful

in doing so. We

may need to increase

salaries more

significantly

and rapidly than

in previous

periods to remain

competitive,
which may

have a

material

adverse

effect on

our business,

financial condition,

results

of operations

and prospects.

Wage

increases or
other

expenses

related

to the

termination

of our

employees

may

reduce

our

profit

margins

and

have a

material

adverse

effect

on

our
business,

financial condition, results

of operations

and prospects.

If we expand our operations

into new jurisdictions,

we may be

subject
to

increased

operating

costs,

including

higher

employee

benefit

expenses

in these

new

jurisdictions

relative

to

our

current

operating
costs,

which could have

a negative

effect on

our results of

operations.
Furthermore,

most

of the countries

in which

we operate

have labor

protection

laws,

including

statutorily

mandated minimum
annual

wage

increases,

legislation

that imposes

financial

obligations

on

employers

and

laws

governing

the

employment

of

workers.
These labor laws

in one or more of the

key jurisdictions

in which we operate,

particularly Brazil,

may be modified

in the future

in a way
that is

detrimental

to our business.

If these labor

laws become

more stringent,

or if

there are

continued

increases in

statutory

minimum
wages

or

higher

labor

costs

in

these

jurisdictions,

it

may

become

more

difficult

for

us

to

discharge

employees

or

cost

effectively
downsize our

operations

as our

level

of activity

fluctuates,

both of

which would

likely

have a material

adverse effect

on our

business,
financial condition,

results of

operations

and prospects.
Brazil regulators

have approved

changes

in the

payroll

exemption

policy,

which

benefited

most

of the

country´s

sectors.

The
modifications

were

made by

Law

13,670, dated

May 30,

2018.

Taxation

on the

gross revenue

of call center

companies,

with a

3% tax
on gross

revenue, was maintained.

In 2021,

by Law 14.288/21

an extension

of the benefit

was made and

will

be in force at

least

2023.

For our economic activity,

it is much more advantageous

to collect a portion ranging from 1% to 4.5% on gross

revenue, called
Social Security

Contribution

on Gross Revenue

(CPRB),

as stipulated

by the

law,

than to collect

a 20%

social

security contribution

on
total payroll, as

occurs with

companies

outside the tax

exemption system.
Natural

events, including

pandemics

or disease

outbreaks,

such as

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

of business

activity and precipitate
sudden

significant changes

in

regional and global

economic conditions

and cycles. These

events

also pose significant risks to our people
and to our busines

s

operations

around the world.
If we experience

a temporary or permanent

interruption

in our operations

at one or more of our data

or contact centers,

through
natural

disaster,

casualties,

operating

malfunction,

cyberattack,

terrorist

attack,

sabotage

or other causes,

we may

be unable

to provide
the services we

are contractually

committed to

deliver. For

example,

on October 17, 2021

we were the target

of a cybersecurity

incident
which disrupted

our

systems

as described

in more detail

below in

our Management’s

Discussion

and Analysis

of Financial Condition
and

Results

of

Operations.

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

31, 2021, the majority

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

December

31, 2019, 2020

and 2021, these
fluctuations

had a significant

effect on our

results of

operations

.
In addition,

future government

action, including

changes

in interest

rates and

monetary

policy or

intervention

in the

currency
exchange

markets

and

other

government

actions

to

adjust

the

value

of

the

local

currency

may

trigger

inflation

and

other

adverse
economic

conditions.

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

December

31,

2019,

2020 and

2021, revenue

from our

operations

in Brazil

accounted

for 48.5%,

43.2%
and 39,2%

of our

total revenue,

respectively,

and EBITDA

from

our operations

in Brazil

accounted

for 63.1%,

48.5% and

32%

of our
total EBITDA,

respectively (in

each case, before

holding company

level revenue,

expense and

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
and economic

conditions

such as:
●
devaluations

and other currency

fluctuations;
●
inflation

and interest

rates;
●
liquidity

of domestic capital

and lending

markets;
●
energy

shortages;
●
exchange

controls and restrictions

on remittances

abroad

(such as those

that were briefly

imposed in

1989 and early

1990);
●
monetary

and tax policy;
●
minimum wage

policy and
●
other political,

diplomatic,

social and

economic developments

in or affecting

Brazil.
The

Brazilian

currency

has

been

devalued

over

the

last

5

years.

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
In recent

years, there

have been

considerable

changes

in tax

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

and the

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

-leading providers

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
which

are

within

our

control.

Such

events

may

cause

disruptions

to

information

systems,

electrical

power

and telephone

service

for
sustained

periods.

Any

significant

failure,

damage

or

destruction

of

our

equipment

or

systems,

or

any

major

disruptions

to

basic
infrastructure

such as power

and telecommunications

systems

in the locations

in which we operate,

could impede

our

ability to

provide
services

to our

clients

and thus

adversely

affect

their businesses,

have a negative

impact

on our

reputation

and may

cause

us to

incur
substantial

additional expenses

to repair or replace

damaged equipment

or facilities.
While

we

currently

have property

damage insurance

and cyberattack

insurance

in

force, our

insurance

coverage

may

not be
sufficient

to guarantee costs

of repairing the

damage caused

from such disruptive

events

and such events

may not be covered

under our
policies. Prolonged

disruption of

our services,

even if due

to events

beyond

our control, could

also entitle our

clients to

terminate

their
contracts

with us, which

would have

a material adverse

effect on our

business,

financial condition,

results of operations

and prospects.
Tax

matters,

new legislation,

the interpretation

thereof

and

actions

by

tax

authorities

may

have

an adverse

effect

on our
operations,

effective

tax rate,
inability

to utilize

tax credits

available

to

us, financial

condition,

results

of operations

and
prospects.
We

may not be able to predict

our future tax liabilities

due to the international

nature of our

operations,

as we are subject

to the
complex

and

varying

tax

laws

and

rules

of

several

foreign

jurisdictions.

Our

results

of

operations

and

financial

condition

could

be
adversely affected

if tax contingencies

are resolved

adversely or

if we become

subject to

increased levels

of taxation.
We

are

subject

to

tax

laws

in

numerous

foreign

jurisdictions

where

we

operate.

The

integrated

nature

of

our

worldwide
operations

can

produce conflicting

claims

from revenue

authorities

in

different countries

as

to the

profits

to be taxed

in the

individual
countries,

including disputes

relating to transfer

pricing. Our tax

expense and

cash tax liability

in the future could

be adversely

affected
by

numerous

factors,

including,

but

not limited

to,

changes

in tax

laws,

regulations,

accounting

principles

or

interpretations

and

the
potential

adverse

outcome

of tax

examinations

and

pending

tax related

litigation.

Changes

in

the valuation

of deferred

tax

assets

and
liabilities, which

may result from

a decline in our profitability

or changes

in

tax rates or legislation,

could have a material

adverse effect
on our tax expense, or in our capacity

to take advantage

of operating losses or other tax credits. The

governments

of foreign jurisdictions
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

our tax expenses.
The

Mexican

government

enacted

labor

and

tax

laws

in

April

2021

that

prohibit

the

outsourcing

of

workers.

Mexico's
outsourcing

regulation is designed

to bring more workers

into Mexico's

formal economy

and to

reclaim the

rights of workers

who have
not

received

adequate

protection

as subcontractors.

In the

context

of

our

entities

in

Mexico,

regulations

on

outsourcing

have

direct

financial and

operational

impact due

to the

process

of directly

employing our

own workforce

and to reallocating

employees to

another
group's affiliates

in Mexico.
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
jurisdictions. Any

changes

in

tax laws or regulations

in the jurisdictions in which

we do business,

including the

United States

and Brazil,
or changes

in how the

Tax

Cuts and

Jobs

Act in

United States

or other

tax laws

are implemented

or interpreted,

could

further

increase
our

effective

tax

rate,

further

restrict

our

ability

to

repatriate

undistributed

offshore

earnings,

or

impose

new

restrictions,

costs

or
prohibitions

on our current

practices

and reduce

our results

of operations

and adversely

affect

our cash

flows. We

may

be unable

even
to take

advantage

of operating

losses

or other

tax credits

to

the

full extent available

or at

all due

to changes

in tax

regulations

or our
results of

operations.
In the

recent

years,

tax authorities

around

the

world

have

increased

their

scrutiny

of

company

tax fillings

and have

become
more rigid

in exercising

any discretion

they may

have. As

part of

this, the

Organization

for

Economic Co-operation

and Development
(“OECD”)

has

proposed

a number

of

tax laws

changes

under its

Base

Erosion

and

Profit Shifting

(“BEPS”)

Action

Plans

to address
issues

of transparency,

coherence

and

substance.

At the

European

Union

level,

the European

Commission

has

adopted

its

Anti

-Tax
avoidance Directive

(“ATAD”),

which seeks to prevent

tax avoidance by companies

and to ensure

that companies

pay appropriate

taxes
in

the

markets

where

profits

are

effectively

made,

and

business

is effectively

performed.

In this

context

on December

22,

2021,

the
European Commission

presented

its proposed

directive for the implementation

of a 15%

global minimum

tax rate.
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
The discontinuation

of LIBOR, and the

establishment

and utilization of alternative

reference rates,

may adversely affect

the
interest we

pay on floating

rate indebtedness

and other instruments.

LIBOR

is

being

discontinued

as a

floating

rate benchmark.

The

date of

discontinuation

will

vary

depending

on the

LIBOR
currency and tenor.

LIBOR has been

the principal

floating rate

benchmark in

the financial markets,

and its

discontinuation

has affected
and will

continue to

affect

the financial

markets

generally

and may

also affect

the Company’s

operations

specifically.

As of December
31,

2021,

3.5%

of our

outstanding

indebtedness

was tied to

LIBOR

and we

have

other

financial

instruments

tied to

LIBOR.

To

the
extent interest

payments

are linked

to LIBOR

at the time

of its

discontinuation,

the applicable

floating interest

rate will

be determined
using

the

alternative

methods

then

set forth

under

the

applicable

agreements.

Rates

based

on the

Secured

Overnight

Financing

Rate
(“SOFR”)

are

expected

to

be the

principal

replacement

rates

for USD

LIBOR.

Because

SOFR

is a

financing

rate based

on overnight
funding transactions

secured by U.S. Treasury securities, it

differs fundamentally

from USD LIBOR. SOFR has

a limited history,

having
been first

published

in

April 2018.

Future

levels

of SOFR

and SOFR-based

rates

may

bear

little

or no

relation

to historical

levels

of
SOFR, SOFR-based

rates, USD

LIBOR

or other rates.

Moreover,

SOFR has

been more

volatile than

other benchmark

or market rates,
such

as

three-month

USD

LIBOR,

during

certain

periods.

For

these

reasons,

among

others,

there

is no

assurance

that SOFR

or

any
SOFR-based

rate will

perform in

the same or

similar way as

USD LIBOR

would have

performed

at any

time, and

there is no

assurance

that

SOFR

and

SOFR-based

rates

will

be

a

suitable

substitute

for

USD

LIBOR.

Resulting

differences

may

significantly

affect

our
operations

and indebtedness,

because

SOFR-based rates

are not only

expected

to become the

interest rate

basis for

our existing LIBOR
indebtedness

but may also be the interest

rate basis for

floating rate

indebtedness

that we incur in the

future.
We

have

significant

global

operations

and face

risks related

to health

epidemics that

could impact

our sales

and operating
results.
Our

business

could be

adversely

affected by

the

effects

of a

widespread

outbreak of

contagious

disease,

including the

recent
outbreak

of respiratory

illness

caused

by a

novel

strain of

coronavirus

(COVID-19

virus).

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

diseases

in

the human

population could

result in

a widespread

health crisis

that could adversely

affect

the economies

and
financial markets

of many countries,

resulting in an

economic downturn

that could affect

demand for our

services and

likely impact

our
operating

results and cash

flows.
Potential

global

and economics

impacts of

Eastern Europe

conflict in 2022
Armed

conflict

between

Russia

and

Ukraine

began

in

the

latter

country

in

February

2022,

with

restrictive

sanctions
subsequently

implemented

by

the

EU

and

U.S.

against

Russia,

creating

global

security

concerns

that

can

have

a lasting

impact

on
regional and global

economies.

The sanctions

on Russia also are likely to have a substantial

impact on the global economy

and financial
markets, with significant

spill over to other

countries. In many countries,

the crisis is creating an

adverse shock

in terms of both inflation
and economic activity,

amid already elevated

price pressures.

As of December 31, 2021, we did not operate in these

countries.

However,
the Company

is monitoring

any possible effects

which could

result in

operational and

financial risks

conditions.
The Company’s

results

of operations,

cash flows

and
financial

condition

could be

affected

by

severe

weather

and

other
geological

events in the locations

where the

Company’s

customers, suppliers

or regulators

operate.
The Company

may be impacted

by severe variability

in weather patterns

and other geological

events

(including as a result of
climate

change),

including

drought, earthquakes,

storms, flood,

fires,

water deficiency,

rising mean

temperatures

or rising sea

levels,
that

could

disrupt

the

Company’s

operations

or

the

operations

of

the

Company’s

customers,

suppliers,

data

service

providers

and
regulators.

Extreme and

prolonged changes

in rainfall patterns

and an increase in temperatures

can influence production

and droughts
can influence

the increase

in fires

and devastation.

It may impair

or delay

the operation,

development,

provisions

or delivery

of the
Company’s

products

and services.

Additionally,

they

can also

cause

a reduction

in

revenue

and an

increase

in costs

due to

negative
impacts

on

our

employees,

suppliers

and

customers,

such

as increase

in

absenteeism.

Additionally,

disruptions

experienced

by

the
Company’s

regulators due to

natural disasters

or otherwise could delay the

Company’s

introduction of

new products

or entry into new
jurisdictions

where

regulatory

approval

is

necessary.

While

the

Company

insures

against

certain

business

interruption

risks,

the
Company cannot

assure that

such insurance will compensate the Company for any losses

incurred because

of natural or other disasters.
Any

serious

disruption

to

the

Company’s

operations,

or

those

of

the

Company’s

customers,

suppliers,

data

service

providers,

or
regulators,

could have a

material adverse

effect

on the Company’s

results of operations

,

cash flows

and financial condition.
The current level of carbon dioxide and other greenhouse

gases in the atmosphere is a

growing concern and it may cause adverse
impacts on

global temperatures,

such as

instability

on weather

patterns

and the

frequency

and severity

of extreme

weather

and natural
disasters.

It

could

result

in

increasing

costs

with

energy,

transportation

and

raw material

costs

and

may

require

Company

to

make
additional investments

in facilities

and equipment

due to increased

regulatory pressures.
Internal Risks
Telefónica

S.A., certain

of its

affiliates and

a few other

major clients

account

for a significant

portion

of our

revenue and
any loss

of

a large

portion

of business

from

these

clients could

have

a material

adverse

effect

on

our business,

financial
condition,

results of operations

and prospects.

We

derive a

significant

portion

of our

revenue

from

companies

within

Telefónica

S.A.

group

and other

major

client groups.
For the

years ended

December

31, 2019,

2020

and 2021,

we

generated

35.6%, 31.8%

and

32%, respectively,

of our

revenue

from

the
services

provided

to

the Telefónica

S.A.

group. Our

contracts

with Telefónica

S.A. companies

in

Brazil and

Spain comprised

59.5%,
56.5% and

56.1%, respectively,

of our

revenue

from

Telefónica

S.A. group

for the

years ended

December

31,

2019,

2020 and

2021.
Our 15 largest

client groups

(including Telefónica

S.A. group)

on a consolidated

basis accounted

for a total of 66.2% of our

revenue for
the year ended

December

31, 2021.
We

are party to a master

services agreement

(the “MSA”) with

Telefónica

S.A. for the provision

of certain CRM BPO

services
to Telefónica

S.A.

companies which

governs

the services

agreements

entered

with

Telefónica

S.A. companies.

Although

the MSA

is
an

umbrella

agreement

which

governs

our

services

agreements

with

Telefónica

S.A.

companies,

the

expiration

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

As of
the

date

of

this

report

company

completed

the

renegotiation

with

Telefónica

S.A

for

a

renewal

of

MSA

agreements

including

an
extension for

more one

year until December

31, 2022 (except

in Brazil and

Spain, where

the MSA

terminates

on December 31,

2023).
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

S.A. own

structure.
The loss of a significant part of our revenue derived from these clients, particularly

Telefónica

S.A., as a result of the occurrence
of one or

more of

the above

events

would have

a material

adverse effect

on our business,

financial condition,

results of

operations

and
prospects.

For the

period

ending

December

31,

2021,

cybersecurity

incident

impacted

the results

of operations

derived

from

serving
Telefónica

in

Brazil,

as the

Company

was

not able

to

comply

with

all

the contracted

service

volume

for

the months

of October

and
November.

See

discussion

of this

cybersecurity

incident

in

our

Management’s

Discussion

and

Analysis

of

Financial

Condition

and
Results

of Operations.

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

and other key

personnel in each of our
business

units and

corporate

sites.

There

is competition

for experienced

senior management

and personnel

with expertise

in

the CRM
BPO

industry,

and

we

may

not

be

able

to

retain

our

key

personnel

or

recruit

skilled

personnel

with

appropriate

qualifications

and
experience. Although

we have

entered into employment

contracts

with our executive

officers,

it may not be

possible to

require

specific
performance

under a

contract

for

personal

services,

and

in any

event,

these

agreements

do not

ensure

the continued

service

of

these
executive

officers.

The loss

of key

members of

our

personnel,

particularly

to competitors,

could

have a material

adverse effect

on our
business,

financial condition,

results

of

operations

and prospects.

See discussion

of this

cybersecurity

incident

in

our

Management’s
Discussion

and Analysis

of Financial Condition

and Results

of Operations.

If we

experience

challenges

with respect

to labor

relations,

our overall

operating

costs and

profitability

could be adversely
affected

and our

reputation could

be harmed.
While

we believe

we have

good

relations

with

our

employees,

any work

disruptions

or collective

labor actions

may

have an
adverse impact

on our services.

Collective bargaining

agreements

are generally renegotiated

every one to

three years with

the

principal
labor unions in many

of the countries

in which we operate.

If these labor negotiations

are not successful

or we otherwise fail to maintain
good

relations

with

employees,

we

could

suffer

a strike

or other

significant

work

stoppage

or other

form

of

industrial

action,

which
could have a

material adverse

effect

on our business,

financial condition,

results of

operations,

prospects

and reputation.
If we

are unable to

fund

our working

capital

requirements

and new

investments,

our business,

financial

condition,

results
of operations

and prospects

could be

adversely affected.
The

CRM

BPO

industry

is

characterized

by

high

working

capital

requirements

and

the

need

to

make

new

investments

in
operating

sites and employee

resources

to meet the

evolving requirements

of our clients.

Similar to our

competitors

in this industry,

we
incur costs

related to

investments

in infrastructure

to

provide our

services

and to

the hiring

and training

of employees,

such

expenses
being historically

incurred

before

revenue is generated.

In addition,

we

are exposed

to

adverse

changes

in our

main

clients’

payment

policies,

which could

have

a material

adverse
impact

on our ability

to fund our

working capital

needs. During

the year ended

December

31, 2021, our

average

days sales

outstanding
(“DSO”) was approximately

70 days. If our key clients implement policies which

extend the payment terms of our invoices,

our working
capital levels could

be adversely affected, and

our finance costs

may

increase. If we are unable

to fund our working capital requirements,
access

financing

at competitive

prices

or make

investments

to meet

the

expanding

business

of our

existing

and potential

new clients,
our business,

financial condit

ion, results of

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

machinery,

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
Our results of operations

could be adversely affected

if we are unable to maintain effective

internal controls and procedures

.
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

in decision

-making can
be faulty, and that breakdowns

can occur because of simple errors or mistakes. Additionally,

controls can be circumvented by

individuals
acting

alone

or in

collusion

with

others

to override

controls.

Accordingly,

because

of the

inherent

limitations

in

the design

of a

cost-
effective

control

system,

misstatements

due to

error or

fraud may

occur

and may

not always

be

prevented

or detected

in a timely

way.
If we are unable

to assert that our

internal controls

over financial

reporting is effective

now or in the future,

or if our auditors

are unable

to express

an opinion

on the

effectiveness

of our

internal controls,

we could

lose investor

confidence

in the accuracy

and completeness
of our

financial reports,

which could

have an

adverse effect

on our stock

price.
We

are a party

to a number

of labor disputes

related to

our operations

mainly

in Brazil.
Atento

has

been named

in numerous

labor-related

disputes

initiated by

Atento’s

employees

or former employees

for

various
reasons,

including

dismissals

or

claims

concerning

employment

conditions,

in

general,

our

internal

structuring,

reorganizations

and
operational

shutdowns.

In addition, we

are regularly

party to

ongoing disputes

with local

tax authorities

and social

security

authorities
in

the jurisdictions

in

which we

operate.

In the

normal course

of

business,

we are

also party

to various

other lawsuits

and

regulatory
proceedings,

including,

among

other matters,

daily and

general

work

routines,

overtime

rules, health

and safety

in the

workplace,

and
commercial

claims. The estimated

amount involved in

these claims total $49,005

million, of which $13,404

million have

been classified
as probable,

$29,134

million classified

as possible

and $6,467

million classified

as remote,

based on

inputs from

external

and internal
advisors

as well as

historical

statistics.

In connection

with such

disputes,

Atento

Brasil and

its affiliates

have, in

accordance

with local
laws, deposited

$25,149

million with

the Brazilian

courts as

security

for claims

made by

employees

or former

employees.

In addition,
considering the levels

of litigation in Brazil

and our experience with these

types of claims, as of December

31, 2021, we have recognized
$13,404

million of provisions.

If our provisions

for any

labor claims

against Atento

are insufficient

or these claims

rise significantly

in
the future, this

could have

a material

adverse effect

on our business,

financial condition,

results

of operations

and prospects.

See “Item
8. Financial

Information—A.

Consolidated State

ments and

Other Financial

Information—Legal

Proceedings”.
Our

existing

debt

may

affect

our

flexibility

in

operating

and

developing

our

business

and

our

ability

to

satisfy

our
obligations.
As of December 31, 2021, we had total indebtedness

of $718.3

million. Our level of indebtedness

may

have significant negative
effects

on our future

operations,

including:
●
impairing

our

ability

to

obtain

additional

financing

in

the

future

(or

to

obtain

such

financing

on

acceptable

terms)

for
working

capital, capital

expenditure,

acquisitions,

or other important

needs;
●
requiring us to

dedicate

a substantial

portion of our

cash flow

to the payment

of principal

and interest

on our indebtedness,
which

could

impair

our

financial

liquidity

and

reduce

the

availability

of

our

cash

flow

to

fund

working

capital,

capital
expenditure,

acquisitions

and other important

needs;
●
increasing

the

possibility

of

an

event

of

default

under

the

financial

and

operating

covenants

contained

in

our

debt
instruments;

and
●
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

In addition, our financing arrangements

contain a number of covenants
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

to several

factors,

including

those

listed

elsewhere

in

this “Risk

Factors”

section

and others,
such as:
●
variations

in our operating

performance

and the performance

of our

competitors;
●
actual or

anticipated fluctuations

in our quarterly

or annual operating

results;
●
changes

in our revenue

estimates

or recommendations

by securities

analysts;
●
publication of

research

reports by

securities analysts

about us or our

competitors

or our industry;
●
our failure

or the failure

of our

competitors

to meet

analysts’

projections

or guidance

that we

or our

competitors

may give
to the market;
●
additions or

departures

of key personnel;
●
strategic decisions

by us or our competitors, such

as acquisitions, divestitures,

spinoffs, joint ventures,

strategic investments
or changes

in business

strategy;
●
announcement

of technological

innovation

s

by us or our competitors;
●
the passage

of legislation, changes

in interpretations

of laws or other

regulatory events

or developments

affecting

us;
●
speculation

in the press

or investment

community;
●
changes

in accounting

principles;
●
terrorist

acts, acts of war

or periods

of widespread

civil unrest;
●
changes

in general market

and econ

omic conditions;
●
changes

or trends in our

industry;
●
investors’

perception

of our prospects;

and
●
adverse resolution

of any new or

pending litigation

against us.
In the

past,

securities

class

action litigation

has

often

been

initiated against

companies

following periods

of volatility

in their
stock price.

This type

of litigation

could result

in substantial

costs

and divert

our management’s

attention and

resources

and

could also
require us

to make substantial

payments

to satisfy

judgments

or to settle

or defend litigation.

As of the

date of this report

the Company
are not aware

of any lawsuit

filled by investors.
Any

determination

to

pay

dividends

is

at

the

discretion

of

our

board

of

directors,

and

we

may

not

pay

any

dividends.
Accordingly,

investors

may only realize

future gains

on their

investments

if the price of

their ordinary

shares increases.
On September

21, 2017, the Board of

Directors approved

a dividend policy

for the Company

with a goal of paying

annual cash
dividend pay

-outs in line with industry

peers and practices.

The declaration

and payment

of any interim dividends

is subject to

approval
of Atento’s

corporate

bodies

and

will

be

determined

based

upon,

amongst

other

things,

Atento’s

performance,

growth

opportunities,
cash

flow,

contractual

covenants,

applicable

legal

requirements,

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
There are risks related to

losing clients, reputational

harm and increases of global insurance

policy premiums due to operational
frauds. Atento

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

fraud on

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

continue to grow,

the potential risk

of security breaches

and cyber-
attacks

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
In

2021,

the

Company

was

the

target

of

a cybersecurity

incident

which

disrupted

our

IT

systems

in

Brazil. As

a result

of
detection

measures

already

in place,

we

detected

the attempted

cybersecurity

attack

on these

systems

and implemented

procedures

to
isolate

and

suspend

access

to

the

systems

and

those

of

customers

in

Brazil,

in

order

to

avoid

risks

associated

with

sensitive

and
confidential data and information

collected by Atento,

procedures

that prevented

unauthorized access

to this data and information. These
measures

and actions

were and

are very

important to

protect our customers,

to minimize

any violation

of data protection

and consumer
laws

and regulations

in Brazil’s

jurisdiction,

and

to avoid

any

impact

on reputation

and

any

material

adverse

effect

on

our

business,
results of

operations,

financial

condition,

and prospects.
See discussion

of this cybersecurity

incident

in our Management’s

Discussion
and Analysis

of Financial Condition

and Results

of Operations.
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

resources,

and time
by bot

h

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

over an extended time

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

a materia

l

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

while delivering

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

several

sometimes-conflicting

government

regulations,
including

but

not

limited

to,

data

protection

laws

and

consumer

laws,

and

labor

conditions

laws,

as

well

as

trade

restrictions

and
sanctions,

tariffs, taxation,

data privacy and

labor relations.

Furthermore,

specific sectorial

regulation

may also affect

our

activities and
have

a

material

impact

on

our

revenues.

In

Mexico

the

so-called

labor

outsourcing

law

was

approved

in

2021

which

has

had

a
considerable

impact

on

our business

activities in

that country.

Other Latin

American

countries may

approve

similar

regulations

in the
coming years

which may

also have a

material impact

on our business

.

In addition

to

the

above,

Atento

is also

subject

to

data protection

laws,

which

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

unfavourable publicity,

restrictions on our ability

to process

information
and br

each of

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

-
re-definition

of certain processes

and updating or drafting

of new policies;
-
renegotiation

of many

agreements

with

clients

and providers

to

include

the new

provisions

of

the GDPR

and

to

assign
certain

new responsibilities;

and
-
also,

elaboration

of staff

training

materials

and

the

provision

of GDRP

training

sessions

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

personal data. After the

adaptation

period Atento

implemented

a department dedicated

to Privacy and

Data Protection

matters, appointing

a DPO

– Data Protection

Officer

– responsible
for the relationship

with the National

Data Protection

Authority,

data subjects,

and management of the

Company´s Privacy Program

and
Atento

also

created

a

Privacy

Committee

and

implemented

an

integrated

and

permanent

Data

Privacy

Governance

Program,

with

a
Legal,

Privacy and

Information

Security

vision

to meet

the requirements

of Data

Protection and

the

LGPD.The

Program

included

the
implementation

of controls

to fully anticipate

compliance

with the

LGPD, such

as:
-
Development

of new privacy

and data protection

policies;

-
Introduction

of a training

and awareness

program;
-
Mapping

of personal data

in the organization;
-
Implementation

of Privacy by

Design Process

and Risk

and Privacy Assessment;
-
Creation of

a Privacy Incident

Response

Plan
-
Reviews of

contracts

with service providers,

in order to fully

consider aspects

of risk and privacy,

in the provision of

their
services.

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

because

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

2021

represented

66.2% of

our

revenue.

Excluding

revenue
generated

from

the Telefónica

S.A.,

our next

15 largest

client groups

for the

year

ended

December

31, 2021

represented

in aggregate
35.2% of

our revenue.

In addition,

a contract

termination

or significant

reduction

in

the services

contracted

with us

by

a major

client
could result in a higher-than

-expected number of unassigned

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

the annual gene

ral meeting of

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
●
the judgment

of the U.S.

court is enforceable

(
exécutoire
) in the United

States;
●
the U.S.

court had

jurisdiction

over

the subject

matter

leading

to

the judgment

(that is,

its

jurisdiction

was in

compliance
both with

Luxembourg

private

international

law rules

and with

the applicable

domestic

U.S. federal

or state

jurisdictional
rules);

●
the U.S.

court has

applied

to the dispute

the substantive

law designated by the

Luxembourg

conflict

of law

rules (although
one first instance

decision

rendered in

Luxembourg—which

had not been

appealed—no longer

applies

this condition);
●
the

judgment

was

granted

following

proceedings

where the

counterparty

had the

opportunity

to

appear,

and

if appeared,
there was no

violation

of the rights of

the defendant;
●
the U.S.

court has

acted in accordance

with

its own procedural

rules; and
●
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
phase

-in periods, we are

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

Holder” a

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
and the perception

that these

sales could occur may

also depress

the market price of our

ordinary shares.

We

have 15.0 million

ordinary
shares

outstanding

as of December

31,

2021.

Pursuant

to

an

agreement,

the

major

shareholders

of Atento

agreed

that during

the

24-
month

period

following

its acquisition

will

not sell,

assign,

transfer, pledge

hypothecate,

encumber or

otherwise

dispose

of the shares
without the

written

permission

of the Issuer

After this

limitation

of transfer

until May

2022 all

of our

outstanding

ordinary shares may
be sold in the public market by

existing stockholders

subject to

applicable volume and other

limitations imposed under federal

securities
laws. Sales of our ordinary

shares

or pursuant to

registration

rights may make it

more difficult for

us to sell equity securities

in the future
at a time and at

a price that we

deem appropriate.

These sales,

or the perception

that such sales

could occur,

also could cause

the market
price for

our ordinary

shares to fall and

make it more difficult

for you to

sell our ordinary

shares.
We

may incur non

-cash

goodwill

and deferred tax

asset impairment

charges in

the

future.

We

carry a

significant

goodwill

balance on

our

balance sheet.

We

test

goodwill

for impairment

annually

as of

December

31
and

at

other

times

if

events

have

occurred

or

circumstances

exist

that

indicate

the

carrying

value

of

goodwill

may

no

longer

be
recoverable.

Also, the

Company

regularly

reviews its

deferred

tax assets

for recoverability

and determines

if a

portion or

all of

a deferred
tax asset

will not be realized.

The determination

as to whether

a deferred

tax asset

will be realized

is made on

a jurisdictional

basis and
is based

on

the evaluation

of

positive

and

negative

evidence.

This

evidence

includes

historical

pretax and

taxable

income,

projected
future

taxable

income,

the

expected

timing

of the

reversal

of

existing

temporary

differences

and

the implementation

of tax

planning
strategies.

Projected

future taxable

income

is based on

expected

results and

assumptions

as to the jurisdiction

in which

the

income will
be

earned.

The expected

timing

of the

reversals

of

existing

temporary

differences

is based

on current

tax

law and

the

Company’s

tax
methods

of accounting.
The result

of the impairment

test performed

for the year

ended December

31, 2019 was

an impairment charge

of $30.9

million
of the

goodwill

related

to Atento´s

Argentina

subsidiary,

triggered

by the

Macroeconomic

crisis and

hyperinflation

in the

country.

No
impairment

was

recognized

in

2020.

The

result

of

the

impairment

test

performed

for

the

year

ended

December

31,

2021

was

an
impairment

charge

of

$2.0

million

of

the

goodwill

related

to

the

Argentina

subsidiary

triggered

by

the

Macroeconomic

crisis

and
hyperinflation

in the country

.
Although

no indications

of other

goodwill

and deferred

tax asset

impairments

have been

identified,

there can

be no assurance
that

we

will

not

incur

impairment

charges

in

the

future,

particularly

in

the event

of

a prolonged

economic

slowdown.

A

significant
impairment

could have a

material adverse

effect on our

results of

operations.
ITEM 4.

INFORMATION

ON THE

COMPANY

A.
History and

Development

of the

Company
History and

Structure
The

legal

name

of

our

holding

company

is Atento

S.A.,

which

is

a

public

limited

liability

company

(“société

anonyme”)
incorporated

under the

laws of

the Grand

Duchy of

Luxembourg

on March

5, 2014

which

has its

registered

office

at 1,

rue Hildegard
Von

Bingen,

L-1282, Luxembourg

Grand Duchy

of Luxembourg.

American

Stock Transfer

& Trust

Company,

LLC is our

U.S. agent.
Atento, S.A. is the head of our group of companies,

which currently operate

in 13 countries through

the organizational

structure depicted
in Section

4.C below
We

were founded

in 1999 to consolidate

Telefónica

S.A.’s

CRM services

into a single

group to take advantage

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

reinforcing

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

-Serviços

em

Crédito Imobiliário

Ltda.

(jointly,

"Interfile"),

a provider

of BPO

services

and solutions,
including credit origination, for

the banking and financial services sector

in

Brazil. On May 17, 2019, the Company acquired

the minority
interests

corresponding

to

49.99998%

of

Interfile

Serviços

de

BPO

Ltda.

and

49.99989%

of

Interservicer

-Serviços

em

Crédito
Imobiliário Ltda.

and now

holds

a 100% interest

in both companies.

On

May

6,

2020,

Atento

S.A.

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

Investors.

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

HPS, GIC and

Farallon (the “Registration

Rights Agreement”),

became effective

as of
June 22,

2020.
SEC maintains an

Internet site that contains

reports, proxy

and information

statements,

and other information

regarding Atento
S.A

electronically

files

with

the

SEC.

The

address

of the

SEC’s

website

is
www.sec.gov

and the

address

of the

Atento´s

website is
www.atento.com .
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

cash.

The

table

below

shows

our

capital
expenditure

by segment

for the years

ended December

31, 2019, 2020

and 2021:
For the year

ended December

31,
2019 2020 2021
($ in millions)
Brazil 40.6 23.7 60.4
Americas 22.4 8.9 33.3
EMEA 3.3 3.2 7.7
Total

capital expenditure
66.3 35.8 101.4
The capital expenditures

for the year ended

December

31, 2021 main

include costs

associated

with

the acquisition of Microsoft
Licenses related

to Office

Resources and Server

and Cloud Enrollment.
To date,

the Company has

not made any capital

expenditures or divestitures

in calendar

year 2022 that

were not in the ordinary
course of

business.

B.
Business

Overview

Our Company
Atento

is one of

the largest providers

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

“ATTO”.
We

operate in markets

that are strong

and other that have

been significantly

impacted by

adverse macroeconomics

fluctuations
and

the

COVID-19

pandemic.

The

Company

seeks

potential

long-term

growth

in

these

markets

driven

by

business

trends,

growth
potential that

includes

(i)) further outsourcing

of CRM BPO operations,

(ii) further penetration

in existing markets,

(iii) development

of
new industry

vertical

expertise,

such

as healthcare

and fintech,

(iv) expansion

of offshore

call center

services

for

U.S clients,

and (v)

futher penetration

of geographies

from which

revenues

increase

hard currencies.
We

are one

of the

largest

providers

of CRM

BPO

services

in

Latin America,

we have

an

excellent

market

share position

in
almost

all

of the

countries

in

Latin America

where

we operate,

including

Brazil,

the

largest

market

in

the

region,

Mexico

(domestic
market),

Argentina,

Chile and

Central

America/Caribbean

(domestic

market). We

have achieved

our regional

leadership

position over
our

20-year

history

through

our

focus

on

superior

client

service,

scaled

and

reliable

technology

and

operational

platforms,

a

deep
understanding

of our clients’ diverse

local needs,

and our

highly engaged

employee base

.

We

offer a comprehensive

portfolio of CRM BPO

solutions

for a company’s customer

journey,

including sales, customer

care,
technical

support,

collections,

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

activities

and

solutions

are delivered

across

multiple

channels,

including

digital

(SMS,

email, chats,
social media

and apps,

among

others) and

voice, and are enabled

by process

design, technology

and intelligence

functions.

We

also

enjoy

longstanding

client

relationships

across

a

variety

of

industries,

and

we

work

with

market

leaders

in
telecommunications,

banking,

financial

services,

and

multisector,

which for

us

is comprised

of the

consumer

goods,

services,

public
administration,

healthcare,

transportation,

technology,

and

media

industries.

Since

our

founding

in

1999,

we

have

significantly
diversified

the

sectors

we

serve,

and

our

client

base

has

grown

to

over

400 sepa

rate

clients.

Revenue

from non

-Telefónica

clients
accounted

for 67.9% of our total

revenue in 2021.

At the same

time, we have also

been leveraging

Atento’s

strong brand

and reputation
to

attract

more

tech,

born-digital

and

healthcare

clients,

as

well

as

other

high-growth

companies,

to

establish

a

stronger

and

more
profitable

growth

trajectory

in 2021

and beyond.

Atento

benefits

from a highly

engaged

employee base.

Our

over

135,000

employees
worldwide are

critical to our

ability to deliver

best

-in-class customer service.

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

—Serviços

em Crédito

Imobiliário Ltda.

(jointly,

“Interfile”), a provider

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

Atento

Digital’s offering

incorporates

the
use of

digital marketing

tools, automation,

artificial intelligence,

cognitive

technology

and analytics

to deliver a

new level

of customer
experience

and process

efficiency for

Atento’s

core service

categories

such

as sales,

customer care,

technical

support,

collections

and
back office.

The

business

unit is structured

to develop

and deliver

digital

solutions

and is

consistent

with our customer

-centric vision,
based on four

pillars:
●
Data Driven:

Integration

and

use

of client’s

data

and analytics

to understand

profiles, habits

and

preferences,

in order

to
develop

models of propensity;
●
User

Experience:

We

understand

customer

interaction

and

experience

with

design,

interface,

usability

and

operation
diagnostics;
●
Omnichannel

&

Social:

We

understand

where

and

how

clients

prefer

to

interact

and

we

act

in

an

integrated,

fluid

and
resilient way,

with lean

and agile

development,

Robotic

Process Automation

(RPA)

use and

systems

integration;
●
Journey

Automation:

Based

on

User

Experience

(UX),

we

design

new

journeys

for

customers

and

automate

repetitive
processes

through digital tools, use

of artificial

intelligence

and se

mantic technology.
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
the

development

and

expansion

of

Atento’s

value

offering,

with

an

initial

focus

on

three

next-generation

services

lines

(high-value
voice,

integrated

multichannel

and

automated

back

office)

and

four

next-generation

digital

capabilities

(Artificial

Intelligence
(AI)/Cognitive, Analytics,

Automation/ Robotic

Process Automation

(RPA) and

Customer Experience

(CX) consulting), combined

with
the implementation

of new methodologies

for product

development

and go-to-market processes;

(c)

Pursue

New

Growth

Avenues:

build

upon

stronger

foundations

to

unlock

and

drive

new

growth

by

accelerating

the
Company’s

penetration of

higher-growth

and higher

-margin

services verticals

and by

expanding

in the US market.

Our

revenue

for the

year

ended

December

31,

2021,

was $1,449.2

million, our

EBITDA

was $145.8

million and

our

loss

for
the year was $93.0 million. For the years ended December 31, 2020 and 2021, our revenue increased by 2.6% and our EBITDA decreased by 9.6%.

The

following

table

sets

forth a breakdown

of

revenue

based

on geographic

region for

the years

ended

December

31, 2019,
2020 and

2021:
For the year

ended December

31,
Revenue 2019 2020 2021
($ in millions)
Brazil 827.3 609.4 568.8
Americas 660.1 582.0 633.9
EMEA 232.8 234.7 250.1
Other and eliminations (1)
(12.9) (13.8) (3.6)
Total

1,707.3 1,412.3 1,449.2

(1) Includes holding company

level revenues

and consolidation

adjustments.
We

operate

in 13

countries

worldwide

and organize

our

business

into the

following three

geographic

markets:

(i) Brazil,

(ii)
Americas,

excluding

Brazil (“Americas”)

and (iii) EMEA.

For

the year ended

December

31, 2021,

Brazil accounted

for 39.2%

of our
revenue

and 32.0%

of our

EBITDA;

Americas accounted

for 43.7%

of our

revenue

and 40,8%

of our

EBITDA;

EMEA accounted

for
17.3% of our

revenue

and 18,3% of

our EBITDA

(in each case,

before holding

company level

revenue and

consolidation

adjustments).
The following

table

sets forth a breakdown

of revenue

by country

for the years

ended December

31, 2019, 2020

and 2021:
Revenue

by country
For the years

ended December

31,
($ in millions,

except percentage

changes)
2019 2020 2021
% of Total
revenue

Country
Spain

232.7 234.7 250.1 17.3
Other and eliminations

(*)
0.1 - - -
EMEA
232.8 234.7 250.1 17.3
Argentina

98.2 67.9 77.5 5.3
Chile

99.9 82.2 79.7 5.5
Colombia

72.6 71.0 79.0 5.5
El Salvador

16.9 17.5 21.4 1.5
United

States

43.6 62.3 91.9 6.3
Guatemala

11.6 6.2 4.6 0.3
Mexico

179.8 161.5 174.5 12.0
Peru

116.2 85.4 74.5 5.1
Puerto Rico

12.3 16.7 17.0 1.2
Uruguay

2.3 2.3 2.7 0.2
Panama

3.7 3.6 0.7 0.1
Nicaragua
3.9 3.3 0.5 -
Costa Rica
7.5 8.0 12.5 0.9
Other and eliminations
(*)
(8.4) (5.9) (2.6) (0.2)
Americas
660.1 582.0 633.9 43.7
Brazil 827.3 609.4 568.8 39.2
Other and eliminations
(*)
(12.9) (13.8) (3.6) (0.2)
Total

revenue
1,707.3 1,412.3 1,449.2 100.0
(*) Includes holding

company level

revenues

and consolidation

adjustments.
The

amounts

of revenue

by

country reported

are impacted

by foreign

exchange

effects, which

can be significant

between

the
years in

some countries.

For additional

information,

see Item 5.

Operating and

Financial

Review

and Prospects

–A. Operating Results–
Management’s

Discussion

and Analysis of

Financial

Condition and

Results of

Operations.

Our Strategy
Our

mission is

to be

the number

-one

customer

experience

solutions

provider in

the markets

we

serve by

being a

truly multi-
client

business.

Atento’s

tailored CRM

BPO

solutions

are designed

to enable

our

clients

to

create

a best

-in-class

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

service-provider

-of-choice

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

transformation.

Despite the

adverse
operating

environment

caused

by the

COVID-19

pandemic

we

have

continued

with our

transformation

plan

in

accordance

with

our-
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

more tech,

born-
digital

and healthcare

clients,

as well

as other

high-growth

companies,

to establish

a stronger

and

more profitable growth
trajectory.

This area of

our Three Horizons

strategy

can be divided in

four sub

-areas:
●
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

high-growth

area of the

CRM BPO market.

Our commercial
team is responsible

for End-to-End client lifecycle, namely new sales

to new clients, account

development, scope
changes,

renewals, driving

increases

in sales through

a War

Room model and

a compensation

model focused

on
profitable

growth.

Prioritizing

strategic

product

sales

among

current

and

future

clients

will

be

main

focus

of
Atento

in 2022, to ensure the right product

portfolio at each

of our customers, a key lever

to drive healthy growth
in future.
●
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

operational

improvements

being
implemented

at

regional

levels,

all

with

a

focus

on

increasing

our

contribution

margins

and

improving

the
experience

of our

clients’ customers.
●
Optimization

initiatives

to

reduce

SG&A

and

other

costs:

We

are

transforming

our

business

support

areas,
generating

savings

that

can

reduce

our

Indirect

Costs.

We

have

analyzed

the

major

cost

components

of

our
business

in

the human resources,

technology,

facilities, and infrastructure

areas, and

we have developed

specific
solutions

to lower the

cost to serve

in each category.

One of the actions

we are taking

is the digitalization

of HR
processes.

For example, our

HR team

uses

digital tools for

recruiting and

retaining

the best

talent in

the market
to support

our clients’ operations. We

are innovators

in massive HR processes

related to the contact center,

using
Predictive Agent

Recruitment

processes

across geographies,

increasing skills

suitability for

the role.
●
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

●
High Value

Voice:

We maximize

our clients high-value processes

by providing highly skilled agents,

assisted by
AI and analytics technologies

that optimize decision making or complex

problem solving. As a result, we provide
memorable experiences

to end-

customers.
●
Integrated

multichannel:

Is a

full

range of

orchestrated

and integrated

digital

channels

(Automated

and Agent-
Led)

that

deliver

a

unique

and

seamless

customer

experience.

Integrated

multichannel

provides

a

far

richer
experience

than the one

delivered

by each channel

in isolation.

●
Automated

Back Office:

We

go

beyond

front-end

customer

processes

to automate

our

clients

back office.

By
shortening

the

time

it

takes

to

manage

all

those

tasks

behind

the

scenes,

we

boost

our

client’s

efficiency

and
ensure an exceptional

end-to-end customer

experience.

We

are also focusing

on four next-generation

digital capabilities:
●
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

and function

-specific
automation

in

marketing,

collections,

and

credit

management.

We

also

offer

conversation

design

and
communication

persona creation.
●
Analytics:

As

experts

in

end-to-end

customer

relationships

management,

we

use

Data

Science

to

improve
business

eﬃciency by generating

value

through Data,

developing

predictive

analyses

that generate

insights that
maximize

clients’

businesses,

mitigate

risks,

increase

retention

in

self-service

channels,

minimize

recall

and
complaints,

and increasing

First Call

Resolution

(FRC). Our

Analytica

value proposition

is focused

on business
performance (e.g.,

propension

models and people analytics),

cost reduction

per interaction, and

machine learning
to empower

AI platforms.
●
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
have entered a partnership

with UiPath to enhance

our automation capabilities

and train traditional contact

center
agents

as Blueprism

programmers.
●
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

navigation

,

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

(selective carve

-outs

in high-growth

verticals

and

capability

building via acquisitions).

A key sector to drive growth is born

-digital companies. These

companies are not only a key target
in the short

-term, and will also

lead Atento’s

future growth, as they are

focused on driving

their own growth.
•
Culture Transformation

.

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

developm

ent with

our clients’

objectives and

business

goals.

Our Clients
Over

the

years,

we

have

steadily

grown

our

client

base,

resulting

in

what

we

believe

is

a world-class

roster

of

clients.

Our
longstanding,

blue-chip client base

spans

a variety of industries

and includes

Telefónica,

Banco Bradesco,

BBVA,

Samsung, Facebook
and

Itaú,

among

others.

Our

clients

are leaders

in their

respective

industries

and

require

best

-in-class service

from

their outsourcing
partners.

We

serve clients

primarily

in telecommunications,

financial services

and multisector,

which includes

consumer

goods,

retail,
public administration,

healthcare, travel,

transportation

and logistics, and technology

and media. For the year ended December

31, 2021,
our

revenue

from

clients

in

telecommunications,

financial

services

and

multisector

represented

29.5%,

19.5%

and

50.6%

of

total
revenue.

On December

31, 2021, our

top 15 clients

including our main

client Telefónica

Group Companies

accounted

for 66.2% of our
revenue

and, excluding

our main client

Telefónica

Group

companies,

our top15

clients accounted

for 35.2% of

our revenue.

With each
of

these

clients

we

have

worked

closely

over

many

years

across

multiple

countries,

building

strong

partnerships

and

commercial
relationships.

While we continue

growing a strong

and solid

relationship

with our main

clients, we also

continue diversifying

our client
portfolio.
Development

of Client Base
As of December

31, 2021, our client base

consisted

of over

400 separate

clients. We have

diversified our client

base by sources
of revenue. For

the years ended December

31, 2019, 2020

and 2021,

we generated 35.6%,

31.8% and 32%

of our revenue,

respectively,
from Telefónica

Group companies.
Telefónica

S.A. Master

Service Agreement
Our service

agreements

with Telefónica

remained

in effect following

the consummation

of the Acquisition,

and we entered

the
MSA, a

framework

agreement

that replaced

the framework

agreement

with Telefónica

that was

in place

prior

to the

Acquisition.

The
term of the MSA expired

on December

31, 2021 (with the

exception of Brazil

and Spain ending

on December 31,

2023 according to

the
agreement).

It did

not automatically

result

in a

termination

of any

of the

local

services

agreements.

It is

important to

say

services

and
volume revenue

are the same

despite the expiration

of the MSA. As

of the date of

this report company

completed

the renegotiation

with
Telefónica

S.A for

a renewal

of MSA

agreements

including

an extension

for more

one year

until December

31, 2022

(except

in Brazil
and Spain,

where the MSA

terminates

on December

31, 2023).
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

In November

2016,

we

entered

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

expiration of

the MSA

does not automatically

result

in a termination

of any

of the local

services agreements

already

in force.
The MSA

contemplates

a right of

termination

before

the end of

the MSA

in the different

countries,

in the

event of

a change

of

control
of the Company

occurring

as a result of

a sale to a Telefónica

competitor.
In November

2019, the parties

agreed to decrease

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

España.

Additionally,

Telefónica

España,

will be subject

to
the conditions

stated

in such agreement,

collaborate with

Atento

España.
In November

2021,

the parties

Telefónica

España

and Atento

Teleservicios

España

S.A.U.,

renewed

the

agreement

to boost
digitalization

of the services

rendered to

Telefónica

España.
CRM/BPO industry

recognitions
Over the

years, the

quality

and innovation

of Atento’s

solutions

to enhance

the customer

experience

of our

clients

have been
consistently

recognized with

the most

prestigious

awards within

the CRM/BPO

industry.

Our

Company takes

great

pride in

these

awards. They

are a direct

result of

our

eagerness

to meet clients'

expectations

and to
create customer

experience

solutions

that become

a source

of competitive advantage

for them.

Listed below

some of the most

relevant

recognitions

that Atento

received

in 2020, 2021

and 2022:
Gartner
On

February

16,

2021,

we

announced

that we

were

positioned

among

the

top 4

leading

global

players

in

Gartner’s

Magic
Quadrant

for

BPO

Customer Management.

The

Gartner Magic

Quadrant

assesses,

among other

things,

key service

providers
for customer

management

business

process outsourcing.
Everest
In 2020,

the Everest

Group

selected

Atento

as one of

the leading

companies

in Customer

Experience Management

(CXM)

in
its annual

PEAK Matrix

Assessment

2020 report. This

recognition

is based on the

companies'

ability to improve

and evolve.
Frost

& Sullivan
In

2020,

Frost

&

Sullivan

confirmed

the

Company’s

leading

position

in

Latin

America

customer

experience

outsourcing
services market,

based on the

research

and consulting

firm’s

annual analysis

of this $10.5

billion market.
In

March

2021,

Atento

Recognized

by

Frost

&

Sullivan

as a

Growth

and

Innovation

Leader

in the

2020

Frost

Radar™

for
Customer Experience

Outsourcing

Services Market

in Latin America

In

February

2022,

Atento

was

recognized

by

Frost

&

Sullivan

as

leader

in

the

Frost

Radar™:

for

Customer

Experience
Outsourcing

Services

Market

in Latin

America

for

2021.

This

recognition

acknowledges

rewards

Atento’s

experience in

the
CX field

and its continuous

innovations

and investment in new

technologies.

In February 2022, Atento

also received Frost & Sullivan’s

Customer Value

Leadership Award

in Brazil’s Customer

Experience
Outso

urcing Services industry.
ISG
In

November

2021,

ISG

announced

Atento

as leader

in

the

U.S.

in

its

2021

Contact

Centre

Customer

Experience

Services
Quadrant

Report
HFS

In October

2021, HFS

Research named

Atento

Top Ten

Digital Contact

Center Provider.

Atento

received high

rankings

in
subcategories

for “Scale and

Delivery”, “Voice

of the Customer”

and “Innovation

Capability”

ISO 56002 certification
In 2020,

we

received

ISO

certification

for

innovation

management.

This

is the

first

time

that a

company

operating

a

global
scale

in

the

CRM

sector

has

received

this

seal

of

approval.

We

were

also

the

fourth

company

in

Brazil

to

achieve

this
certification.
July 2021, Atento

was awarded ISO 56002 for Innovation

Management for the second

year in a row. The recertification

reflects
the maturity

of the Company’s

innovation management

system.
UN WEP´s
In July 2021,

Atento

was recognized

with the

United

Nation WEPs

(Women´s

Empowerment

Principles)

Brazil

2021 Award,
with an honorable mention

for our gender

equality actions.

This initiative, is operated

through the Brazilian Network

of the UN
Global

Compact and

UN Women

in Brazil.
Top

Employer
In 2020, Atento

received the Top Employer

certificate, awarded by the CRF institute

(Corporate

Research Foundation) in

Spain
and Brazil,

where it

also received

the certificate

in 2021

and 2022.
Great

Place to Work
Brazil

2021-2022
Central

America &

Caribbean 2019
Mexico, Spain,

Peru,

Chile Best Workplaces

2019
Latin America

Best Workplaces

2019
Group Fleury

Award
Atento

was

the

winner

in

the

‘Services’

category,

which

recognized

the

main

suppliers

of

Grupo

Fleury,

one

of

the

main
providers

of

medical

services

in

Brazil.

Atento

scored

the

highest

results

across

five

dimensions,

surpassing

nine

other
companies:

Quality,

Terms

& Conditions,

Sustainability,

Compliance

and Creativity

& Innovation.
ABEMD Awards

- Best Direct

Marketing Practices

in Brazil
The

ABEMD

awards

recognize

the best

solutions

in Brazil’s

direct

marketing

industry.

They analyze

the strategy,

planning,
creativity and results

of each solution.

In 2020, Atento was recognized as

Company of the Year

in the Contact Center Category.
In 2021,

Atento

was recognized as

the top company

in the Call

Center/Contact

Center category.
ESR Distinction
The

Socially

Responsible

Company

Distinctions

one

of

the

most

important

recognitions

in

the

area

of

corporate

social
responsibility

in Latin America.

Atento

received this

distinction for

the 1st

time in Mexico in

2021.
Ranking Valor

Inovação

Atento

was

recognized

in 2020

and 2021

as the

third most

innovative

company

in Brazil's

service

sector in

Valor

Inovação’s
annual ranking.

The

study

behind

the ranking

is prepared

by Valor

Econômico,

one of the

country's

most renowned

business
publications,

in partnership

with the

PwC.
Premio

Cliente SA

Atento

was

recognized

as

Outsourcing

Company

of

the

Year

by

the

Aloic

organization,

the

Latin

American

Alliance

of
Organizations

for

Customer Interaction,

which aims

to recognize

the best

practices

in the

management

of customer

culture

in
Latin America.
Competitive

Landscape
Global Competitive

Landscape
Atento

is one of

the largest providers

of CRM

BPO

services and

solutions

in Latin America

and among

the top five

providers
globally,

based on

revenues. Relative

to CRM

BPO market

share in

Latin America.

Atento

also

holds excellent

positions

in almost

all
countries

in

which

we

operate,

including

Brazil,

the

largest

market,

México

(domestic

market),

Chile,

Argentina

and

Central
America/Caribbean

(domestic

market).
In 2020,

the Everest

Group

selected

Atento

as one of

the leading

companies

in Customer

Experience Management

(CXM)

in
its annual PEAK

Matrix

Assessment

2020 report. This recognition

is based on the companies'

ability to improve

and evolve. Atento

has
been at

the forefront

among

main international

competitors

as Major

Contender

and Star

Performer,

according

to the

report.

As one of
the

leading

companies

in

this

field,

Atento

was

distinguished

both

for

its

impact

in

the

market

and

for

its

evolution,

vision,

and
capabilities

in 2019.

The

company

was

recognized

for

increasing

its

US and

European

footprint,

and for

its

proactive

search

for new
deals with

rapidly evolving

industries,

such as

e-commerce

and the

healthcare

sector. In

turn, as

a Star Performer,

Atento

stood

out for
promoting

a culture

of co-innovation,

offering

integrated multi-channel

capabilities

based on

programming,

Artificial Intelligence,

IoT
(Internet

of Things)

and

RPA

(Robotic

Process

automation),

as well

as advisory

services

such

as process

consulting

and building

an
increasingly

satisfying customer

experience.
More

recently,

Atento

was

positioned

among

the

top-four

leading

global

players

in

Gartner’s

Magic

Quadrant

for

BPO
Customer

Management.

The

Gartner

Magic

Quadrant

assesses,

among other

things,

key

service

providers

for

customer

management
business

process

outsourcing. In

doing so,

Gartner evaluated

19 suppliers,

considering

their implementation

capacity

and the

integrity
of their

vision. Gartner's

opinions

are a reference

for companies

around

the world when

both considering

and selecting

BPO

providers
for contact center customer

management. The

companies analyzed

in the Magic Quadrant

research provide

application and

management
services

that

encompass

global

operations,

industry

expertise

in

multiple

areas,

digital

services,

agent

-assisted

services,

technology
expertise,

customer and

project management

expertise, business

process

management, innovation and

thought

leadership.
Environmental,

Social and Governance

Initiatives
We

integrate ESG

criteria into

Atento's

corporate strategy.
Environment
We

have recognized

the importance of

preserving the environment

for many

years, and although

our activities do not have

any
major

environmental

impact,

due to

the type

of

business

we are, we

are committed

to reducing

our

impact. Our

focus

is on

reducing
energy, water and paper consumption,

as well as the amount of waste generated, minimizing refrigerant gas leaks, and reducing corporate
travel.

The

first

step

in minimizing

our

environmental

impact

is to

measure

our

impact

and

analyze

our

progress

to identify

which
impact

reduction investments

and initiatives

are effective

toward achieving

our goal

of carbon neutrality

by 2030.

Below,

we

list the

main

measures

taken

by Atento

to

help

combat

climate

change

and

contribute

to

the

preservation

of

the
environment:
- Since 2020, we

have worked toward

implementating

telecommuting

on a larger

scale for Atento’s

workforce, primarily

using
a work-at-home

agent

model called

Atento@Home,

which

reduces

the consumption

of workplace

resources

and minimizes

employee
commuting.
- Prioritize

the consumption

of energy

from renewable

sources.
-

Development

of

initiatives

to

encourage

the

separation

of

waste

at

its

source

in

our

work

centers,

some

of

which

is
subsequently

recycled.

- Implementation

of measures to

reduce

consumption

of energy,

paper and

to use of water

responsibly

in our workplaces.

- Developing

a plan to migrate more activities

to the Cloud, which

generates

a lower volume of CO₂ emissions

than using other
conventional

IT platforms.

- Increasing the

environmental

awareness

of our employees

to encourage them

to adopt greener living

and consumption

habits.
Social Initiatives
We

strive to

promote

a work

environment

based on respect,

equality,

and social

inclusion

among

our employees,

a workforce
recognized

for its diversity,

as we have

many employees

of varied nationalities,

races, genders,

and ages.
We

have

a

wealth

of

cultures

within

our

teams

that

favors

the

company’s

development,

and

therefore

we

promote

a

work
environment free of any kind of discrimination,

whether by race, color, sex, religion, political opinion,

origin, or any other discriminatory
characteristic.

In this respect,

we comply

with the related principles

of the UN Global

Compact.

We support

the inclusion of employees
who

belong to minority

or vulnerable

groups, including

people with

disabilities

for whom

accommodations

are made

to fully

integrate
them into Atento

’s workforce.
Another fundamental

aspect of employee

care and wellbeing

at Atento

is ensuring

equal treatment among

all members

of our

team,
such as equal

treatment

and compensation

of women

and men

who work

within

all levels of our

organization.

Gender equality

is one
of the priorities

of our Strategic

Plan and

of our human

resources

management

system,

which is reflected

in our remuneration,
incentivization,

and internal

promotion

policies.

We

have had an

Equality Plan

in place

since 2019,

which guarantees

equal treatment
and opportunities

for women and men

in addition to

equal pay

for work

of equal value.
Atento

is also source of formal employment

for young

people and offers training

and benefits, advantages

that are not common
in many

of the countries

in which

Atento

operates. Within

Atento’s

workforce, 55% of

employees under

30.
Atento

Impulsa
In 2009, Atento Impulsa was created

as a subsidiary of Atento Spain with the aim of promoting employment and training among
groups

at risk of exclusion

from the

labor market.

Atento

Impulsa

provides

employment

to

more

than

140

people

with

disabilities

and,

90%

of

them

work

under

the
Atento@Home

model. We

collaborate

with

the project

of AEERC

(Spanish Association

of Customer

Relationship

Specialists),

which
aims to highlight

the contribution

of people with

disabilities

to the

contact center

market.
Health and

Safety
We

have a Quality,

Environment,

Health and

Safety

Policy that

establishes

the basis for

the implementation

and maintenance
of measures necessary

to ensure the safety

and promote

the health of

employees in

all our work centers.
To this

end, we carry

out a process

of identification, control,

and monitoring

of possible

risks to which

our

employees may

be
exposed,

and

we

strive

to

promote

healthy

work

environments

that contribute

to

the

well-being

of our

employees,

emphasizing

the
importance of

maintaining

physical, mental,

and social

fitness.
Governance
Corporate

structure

and

governance

Atento

is composed of a number of companies

that make up the

company's global organization,

although they

all operate under
a

single

corporate

governance

framework

as

well

as

the

same

governance

policies

and

guidelines.

It

should

be

noted

that

the
Shareholders'

Meeting

is

an independent

body,

as

are

its

most

relevant

committees,

such

as

the Audit

Committee

of the

Company’s
board of

directors. The

corporate

management

of the

company and

the operation

of the

governing bodies

are governed

by our by

-laws
as well

as by

the laws

of Luxembourg,

where

our

headquarters

are located,

and the

requirements

of the

New York

Stock Exchange,
including

those relating

to corporate

govern

ance and audit processes.

Our corporate

governance

is governed

by three bodies:

the Shareholders,

the Board

of Directors,

composed of

seven members
with an average

age of

55 and

various

nationalities,

and the Executive

Committee,

composed

of

eight members,

three women

and five
men, with

an average age

of 49 and

of various

nationalities.
The

Board

provides

significant

support

for the

development

of our

ambitious

transformation

plan

to remain

one

of the

most
innovative

and relevant

customer experiences

and BPO

providers

in the world.
Business Ethics
We

have a Code

of Ethics, the

purpose

of which is

to define clear

behavior characterized

by honesty

and to encourage

it. Any
violation

of the Code must

be reported in

order to avoid

possible harm

to persons

or to the Company.
We

have established

a corporate

culture

based on

ethical criteria

that is

in line

with

our core

values, applicable

to employees
and all other

persons

who are part of

the Company.
With the

objective of preventing

bribery and corruption,

Atento

has an Anti

-Corruption

Policy attached

to the contracts

of our
employees

at the coordinator,

executive

level and

manager

level, as

well as those

of our

suppliers.

We

also emphasize

the importance
of preventing bribery

and corruption

through communication

and training initiatives

regarding

related policies and

procedures.

Through
our Reporting Channel,

employees can send

any communication to the

appropriate supervisor

regarding an activity or behavior

that they
have detected

and that is or could

be a violation

of the Company’s

Code of Ethics

or of any

other mandatory

policy or regulation.

Our ethics

principles

include

maintaining

honest

and ethical

conduct;

full, fair,

accurate,

timely

and understandable

company
reports,

documents

and

other

communications;

complying

with

applicable

laws

and

regulations

as

well

as

our

internal

policies;

and
promptly reporting

internally,

anonymously

and confidentially

any detected

violations

of the

Code of Ethics.

Institutional Investors
Public Shareholders
Atento S.A. LUXEMBOURG
Atalaya Luxco Midco LUXEMBOURG
Atento Luxco 1 (the "Issuer") LUXEMBOURG
Atento Spain Holdco, S.L.U. SPAIN
Atalaya Luxco 2, S.à r.l. LUXEMBOURG
Atento Spain Holdco 6, S.L.U. SPAIN
Atento Estrategias de Transformación S.L. SPAIN
Atento Spain Holdco 4, S.A.U. SPAIN
Atento Spain Holdco 5, S.L.U. SPAIN
Atento Spain Holdco 2, S.A.U. SPAIN
Atento Argentina S.A. ARGENTINA
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
Atento Colombia S.A. COLOMBIA
Other LATAM Subsidiary
Chilean Subsidiaries CHILE
Atento Atención y Servicios, S.A. de C.V. MEXICO
Other Subsidiaries
Atento Servicios, S.A. de C.V. MEXICO

C. Organizational

Structure
At December

31, 2021,

none of

the Group’s

subsidiaries

was listed on

a stock exchange,

except for

Atento

Luxco 1 S.A., which
has debt securities

listed on

the Singapore

Stock Exchange.

All subsidiaries

use year

-end December

31 as their

reporting date

.
D. Property,

Plants and

Equipment

Property
We

perform

our

business

within service

delivery centers

leased

from

third parties,

and we

did

not own

any

real estate

as of
December

31,

2021,

except

for one

plot

of land

in Morocco

(succursal

of Spain)

and part

of

a building

in

Peru.

As of

December

31,
2021,

the rest

of our

service delivery

centers

around

the world were

under lease

agreements.

Our lease

agreements

are generally

long-
term, between

one to ten

years, some

of which

provide for extensions.

Our infrastructure

is designed

according to our

clients’

needs. Our

technology

systems

provide the

flexibility

to integrate with
our

clients’

existing

infrastructure.

This approach

enables

us

to

deliver the

optimal infrastructure

mix through

on-shoring,

off-shoring
or near-shoring,

as required. Our

deployment

team is trained to achieve

timely

implementation

to minimize our

clients’ time-to-market.
We

address

client capacity

needs

by providing

solutions

such

as software

-based

platforms, high-level infrastructure

mobility,

process
centralization

and through

a high concentration

of delivery centers.
As of December

31,

2021, we had

87,382 workstations

globally,

47,407 in

Brazil,

34,673 in

the Americas

(excluding

Brazil)
and 5,302 in EMEA.

As of December

31, 2021, we had

89 delivery centers

globally,

30 in Brazil, 45 in

the Americas (excluding

Brazil)
and 14 in

EMEA.

The following table shows

the number of workstations and delivery centers

in by segment in which we operated as of December
31, 2019,

2020,

2021.

Number

of Workstations
Number

of Service Delivery

Centers
(1)
2019 2020 2021 2019 2020 2021
Brazil 49,486 49,294 47,407 33 31 30
Americas 37,765 38,761 34,673 48 49 45
EMEA

5,321 5,253 5,302 15 14 14
Total 92,572 93,308 87,382 96 94 89
(1)
Includes service delivery centers

at facilities operated

by Atento as well

as those owned by

our clients where

we

provide operations

personnel

and workstations.
The following

is a list of

our principal

workstations

as of December

31, 2019,

2020, 2021:
Number

of Workstations
2019 2020 2021
Brazil
São Bernando

do Campo
3,002 3,061 3,075
Bra-Uruguay 2,180 2,608 2,651
São Paulo

(Nova São

Paulo)
2,506 2,336 2,338
São Paulo

(Belenzinho

I)
2,015 2,331 -
São Paulo

(São Bento

I)
2,187 2,240 2,578
Salvador

(Cabula)
1,785 2,093 2,101
São Jose

dos Campos
2,087 2,088 2,088
São Paulo

(Santana)
2,101 2,063 2,150
Rio de

Janeiro (Madureira)
2,089 2,052 2,274
São Paulo

(Santo Antonio)
1,980 1,985 1,923
Americas
Peru-LaMolina 5,351 5,682 5,666
Peru-Maquinarias 2,216 2,308 294
Colombia-Telares 2,156 2,177 2,420
Colombia-Bucaramanga 1,838 1,848 1,850
Sal-El Salvador 1,251 1,477 1,439
Colombia-Royal 1,249 1,324 1,589
EMEA
Spain-Glorias 867 864 880
Spain-Ilustración 910 697 697
Spain Madrid

Rivas
426 661 661
Spain-Coruña 310 355 350
Telecommunications

Infrastructure.

We

work

with

the main

telephone

carriers

at

a local

and

international

levels.

We

have recently

implemented

a network

to
interconnect

the primary

countries in which we operate,

enabling us to offer

new options

of connectivity

and to run new applications

for
videoconferencing.

Since

almost

all

our

voice

platform

is

based

on

IP

technology,

we

have

implemented

a

solid

and

flexible

telecommunications

infrastructure,

which

provides

business

continuity

through

redundant

architectures

and

interconnection

schemes
within most

of our facilities.
ITEM 4A.

UNRESOLVED

STAFF

COMMENTS
Not applicable
ITEM 5. OPERATING

AND

FINANCIAL

REVIEW AND

PROSPECTS
MANAGEMENT’S

DISCUSSION

AND ANALYSIS

OF FINANCIAL

CONDITION

AND RESULTS

OF OPERATIONS
Management’s

discussion

and analysis

of our financial

condition

and results

of operations

for the

years

ended

December 31,
2019,

2020

and

2021

should

be

read

in

conjunction

with

our

consolidated

financial

statements

and

the

related

notes

there-to.

The
preparation

of the

consolidated

financial statements

referred

to

within this

section required

the adoption

of assumptions

and

estimates
that affect

the

amounts

recorded as

assets,

liabilities, revenue

and expenses

in

the years

presented

and are

subject

to certain

risks and
uncertainties. Our future results

may

vary substantially

from those indicated

because

of various factors that affect our business, including,
among

others,

those

described

in the

sections

“Cautionary

Statement

with respect

to

Forward Looking

Statements”

and

“Item 3. Key
Information—D.

Risk Factors”,

and other factors

discussed

elsewhere within this Annual Report.

The consolidated

financial statements
for the years ended

December 31, 2019,

2020 and 2021, prepared

in accordance

with IFRS, as issued

by the IASB, are included

in “Item
18. Financial

Statements”.
The

following discussion

includes

forward-looking statements.

Actual results

could

differ materially

from

those

discussed

in
these forward-looking

statements.
A.
Operating

Results
Overview
Atento

is one of

the largest

providers

of customer

-relationship

management

and business

-process outsourcing

(“CRM BPO”)
services and

solutions

in Latin America,

and among

the top five

global providers,

based on

revenue.

Our business

was founded in 1999
as

the

CRM

BPO

provider

to

Telefónica

and

its

subsidiaries

(together,

the

“Telefónica

Group”).

Since

then,

we

have

significantly
diversified

our

client base,

and

became an

independent

company in

December

2012,

when

we

were

acquired

by funds

affiliated with
Bain Capital

Partners,

LLC. In

October

2014,

Atento

became a

publicly listed

company

on

the New

York

Stock Exchange

under the
ticker

symbol

“ATTO.”

In

May 2020,

Bain Capital

transferred

substantially

all of

its

remaining

shares

to funds

affiliated

with:

HPS
Investment

Partners, LLC,

GIC and

Farallon

Capital Management,

L.L.C.
We

operate

in 13

countries worldwide,

including

Brazil,

Spain, Mexico,

Peru, Argentina,

Chile, Colombia,

the United

States,
El Salvador,

Guatemala,

Puerto

Rico, Panama

and Uruguay.

We

organize

our

business

into three geographic

markets:

(i)

Brazil,

(ii)
Americas,

excluding

Brazil (“Americas”)

and (iii) EMEA.

For

the year ended

December

31, 2021,

Brazil accounted

for 39,2%

of our
revenue,

Americas

accounted

for 43,7%

of our

revenue

and EMEA

accounted

for 17,3% of

our

revenue,

all of

which,

before

holding
company level

revenue

and consolidation

adjustments.

Our

number

of

workstations

decreased

from

93,308

as

of

December

31,

2020,

to

87,382

as

of

December

31,

2021

due

to
volatility within

our operations. This decrease

was primarily in Peru, Brazil, Chile and Argentina.

Our number of service delivery

centers
also decreased

slightly over

the same

period.
For a table showing

the number

of delivery centers

and workstations

in each jurisdiction

in which we operated

as of December
31,

2019, 2020 and

2021,

see “Ite

m

4. Information

on the Company—D.

Property,

Plant and

Equipment”.
For

the

years

ended

December

31,

2019,

2020

and

2021,

revenue

generated

from

our

15

largest

client

groups

represented
73.8%, 68.3% and 66.2% of our revenue, respectively.

Excluding revenue generated

from Telefónica

S.A., for the years ended December
31, 2019,

2020 and 2021,

our 15 largest

client groups

represented

39.3%, 37.4%

and 35.2% of

our revenue,

respectively.

The decrease
in

client

concentration

reflects

our

strategy

to

improve

our

revenue

mix,

one

of

the

pillars

of

our

Three

Horizon

Plan,

which

we
announced

in the

second

quarter of

2019

to

improve

profitability

of

our

existing

operations,

accelerate

the development

of our

next

generation

services

and

digital

capabilities

and

strengthen

our

position

in

those

segments

and

geographies

which

we

believe

have

potential for

higher growth

margins.
Our vertical industry

expertise in

telecommunications,

banking,

and financial services,

and more recently,

with tech

and born-
digital companies

enables us to

tailor our

services and solutions

for our customers,

further embedding

us within

their value

chain while
delivering

meaningful

business

results. In 2019, as part

of our Three

Horizon Plan,

we began

implementing new

technologies

to build-
out

our

Next

Generation

and

Digital

Capabilities

program,

a

set of

strategic

initiatives

designed

to

accelerate

the

development

and
expansion of our value offering, with a focus on three next generation activities

(high value voice, integrated

multichannel and automated
back office)

and four

next generation capabilities

(AI/Cognitive,

Analytics,

Automation/RPA

and CX consulting).

Average

headcount
We

believe that

our people

are key

enablers

organization’s

most

valuable resource

to our

business

model and a strategic

pillar
to our competitive

advantage.

We

focus on

reinforcing

our culture

named “One

Atento”

and it defines

our way

of doing business:

as a
global company,

with the

strength

of a united team,

to leverage

our

leading posit

ion in the market.
The average

Company headcount

2021 and breakdown

by country

in 2019, 2020

and 2021

is presented

as follows:
December

31,
2019 2020 2021
Brazil 79,505 71,327 74,633
America 57,357 56,021 53,194
EMEA 12,267 12,457 12,726
Total
(1)
149,129 139,805 140,553
(1)
Average headcount is calculated

based

on the average of the year

of each month´s

end number of

employees.
The

reduction

in

average

headcount

compared

in

the

last

two

years reflects

the

implementation

of

two pillars

of

our

Three
Horizon Plan,

namely:
●
Operational

excellence:

we

have

taken

a

number

of steps

to

improve

our

operations,

such

as

managing

of

key

operational
performance

indicators

and

shared

services

optimization.

These

initiatives

are

expected

to

generate

savings

and

eliminate
redundant

activities

in operating

areas

such

as

quality

control,

workforce management,

reporting

and training,

and

customer
value

programs,

in

addition to

other

specific operating

improvements

being implemented

at the regional

levels. The

focus

of
these initiatives

is on increasing

our margins

contribution

and improving

our customers’

experience;
●
Optimization

initiatives

to reduce selling,

general and

administrative

expenses,

as well as other

costs: we

are transforming

our
business

support areas to generate

savings

and reduce costs.

We have analyzed

our business

most significant

cost components
within the

human

resources,

technology,

facilities, and

infrastructure

areas, and

we have developed

specific solutions

to lower
the cost

of services in

each category.

One such

actions is the

ongoing

digitalization of

human resources

processes.

For
example,

our human

resources

team has implemented

the use of digital

tools

for recruiting

and retaining

the market´s

best
talent to

support

our customers’ operations.
Impact of COVID-19

Outbreak –

Update
During 2021

the Company

continued

to monitor the

economic

and health impacts

of COVID-19

across those

countries where
it

operates.

In America

some

countries

are still

affected

by COVID-19

during

2021,

among

those

we operate

in,

largely

due to

poor
internet infrastructure

in this country,

with deficient

connectivity

for a portion

of our agents

located in its more

remote

regions and

also
duec

a

delayed

vaccination

schedule

compared

to

other

countries.

To

date,

no

significant

impacts

on

our

collection

experience

nor
expected

credit losses

have been

noted

and we do

not currently

anticipate

any

material impairments

of our

long-lived

assets

or of our
indefinite-lived

intangible assets

as a result of the COVID-19

pandemic.

We

were the

target of a cybersecurity

incident

which disrupted

our systems
On

October

17,

2021

Atento

suffered

a cyberattack.

The

Company

detected

the attempted

cyberattack

on our

IT

systems

in
Brazil

and,

in

order

to

avoid

risks

to

the

group's

customers,

we

began

the

process

of isolating

and

suspending

customers’

access

to
Atento's

systems

in Brazil.

Contingency

operational

solutions

were implemented

to avoid

any compromises

to

customers’

data and

to
minimize

the

impacts

of

the

operations’

suspension.

Services

were

carefully

restored

over

the

subsequent

two weeks,

with

server
cleaning

at all company sites

and operations

in Brazil.
Atento

was

significantly

impacted

by the

cyberattack.

Despite

not

having

made payments

of ransom,

Atento

Brasil incurred
expenses

related

to containing

the threat,

to

implementing

a prevention

and contingency

plan for

reestablishing

services,

and

to fines.
These expenses

included consulting

firms, equipment leasing,

software,

infrastructure

expenses, fines for

delays in collecting

tax forms,
and additional

payroll expenses

due to increased

personnel overtime

related to reestablishing

processes.

Atento

Brasil

has

an

insurance

policy

for

compensation

related

to

cyberattacks

and,

after

the

cyberattack

occurrence,

the
insurance

company

was

notified.

As

of

December

31,

2021,

an

expert

evaluation

was

still

being

conducted

and

no

income

was
recognized within the accounting

balance recorded

for December 31, 2021. The Company

has partnered with CrowdStrike,

an American
cybersecurity

technology

company,

to assist

in the

containment,

remediation

and prevention

of potential

cyberattacks.

Tools

designed
to detect, isolate

and neutralize

threats were

implemented

across our

Brazil IT

core infrastructure.
The financial,

operating

and consolidated

effects on

Financial

Statements

for December

31, 2021 due

to the cyberattack

based
on the Company´s

evaluation

are as follows:
Customer agreement termination
Although

the Company

suffered

a

cyberattack

and

was

not able

to comply

with

all the

service

volume

in

Brazil

we

did not
incur in any

relevant agreement

termination

with our customers,

reinforcing

the strong relationship

with our clients.

Customers

judicial disputes

or judicial notification
Although

Atento

suffered

a

cyberattack,

the

actions

taken

by

the

Company

to

minimize

risks

related

to

Brazil

Law

and
Regulations

contributed

to avoid

judicial

consequences.

Since the October

2021 incident,

the Company

has

continued

complying

with
all regulations

related to Data Protection.

The Company

continues

monitoring the risks

of any impact

from a Financial,

Operational

and
Legal perspective.

The Company

has received notifications

from

clients claiming

cash compensation

due to Atento’s

failure to comply
with

contracted

service

volumes

that

resulted

in

these

clients

incurring

unexpected

costs.

The Company

recognized

in

2021

as other
operating

expenses

a

probable

cash

compensation

for

its

customer

s

of

$4.0

million

related

to

costs

and

expenses

incurred

by

these
customers due

the service

interruption

of our

services for

them.

Consolidated

effects on

Financial Statements
The

Company

presented

within its

financial

statements

dated

December

31,

2021

the financial

effects

of

the cybeattack

that
reflect the

interruption

of operations

and non-compliance

with the full service

volume required

under our contracts

with customers. The
effects

presented

below refer to Telefónica

services in

Brazil and are

primarily

related to the temporary

interruption

of our services that
had a direct impact

on some of our

customers.

We also

incurred

expenses related

to containing

the threat, to

implementing

a prevention
and contingency

plan for

reestablishing

services,

and to

fines. These

expenses included

consulting

firms, equipment

leasing,

software,
infrastructure

expenses,

fines

for delays

in

collecting

tax forms,

and additional

payroll

expenses

due to

increased

personnel

overtime
related

to reestablishing

processes.

The Company

and the

customers

through

your

operational system

and controls

are able

to identify
the lost revenue

based on the service volume

and operational expenses

incurred

by company to containing

the threat and expense

related
to our clients

due the

service interruption

of our

services for

them.

After the October

21 cyberattack,

the Company

did not identify

any
indication

that

the financial

information

data was

affect.

The

table

below

presents

the effects

for the

period

ending

on

December

31,
2021 related

to lost revenue

due the interruption

of services.

December

31, 2021

($ in

millions)
Lost Revenue 34,8
Operational Expenses/penalties 11,3
Total 46,1
Despite the Company´s

actions to remediate and prevent

future attacks, the Company acknowledges

that such events

may

occur
in the

future

and result

in the

temporary

suspension

of services

provided

to clients.

While

service was

restored

within 72

hours of the
cyberattack, the Company

was unable to comply with all expected contractual service

volumes for the months of October and November,
due to client

IT and

cybersecurity

protocols

that prevented

the resumption

of Atento’s

services.
Consolidated

Statements

of Operations

for the

Years

Ended

December

31, 2019,

2020 and

2021
($ in millions,

except percentage changes)
For the years ended
December 31,
Change
(%)
Change
excluding
FX (%)
(2)
For the years
ended
December 31,
Change
(%)
Change
excluding
FX (%)
(2)
2019 2020 2021
Revenue 1,707.3 1,412.3 (17.3) (2.8) 1,449.2 2.6 5.3
Other operating income 4.5 5.6 23.9 31.0 10.5 89.1 93.9
Other gains

10.5 0.1 (99.1) (99.1) - (64.0) (100.3)
Operating expenses:
Supplies (66.4) (72.3) 8.8 27.5 (109.8) 51.9 55.4
Employee benefit expenses (1,301.0) (1,060.4) (18.5) (4.6) (1,102.7) 4.0 6.6
Depreciation (83.6) (73.9) (11.5) 4.7 (73.2) (0.9) 1.6
Amortization (57.2) (47.0) (17.9) (4.3) (60.1) 27.9 31.4
Changes in trade provisions (3.7) (5.3) 41.9 65.3 0.3 (105.6) (105.6)
Impairment charges (30.9) - (100.0) (100.0) (2.0) N.M. N.M.
Other operating expenses (166.8) (118.7) (28.8) (17.0) (99.9) (15.8) (13.6)
Total operating

expenses
(1,709.7) (1,377.6) (19.4) (5.5) (1,447.3) 5.1 7.7
Finance income 20.0 15.7 (21.8) 7.2 15.5 (1.1) 8.0
Finance costs (68.1) (70.3) 3.2 14.3 (91.9) 30.7 33.2
Change in fair value of financial instruments - - N.M. N.M. (42.3) N.M. N.M.
Net foreign exchange loss (9.1) (27.8) N.M. N.M. 17.7 N.M. N.M.
Profit/(loss) before

income tax
(44.5) (42.1) (5.3) 22.8 (88.5) 110.2 113.8
Income tax expense (36.2) (4.8) (86.8) (87.5) (4.5) (6.7) (12.6)
Profit/(loss)

for the year
(80.7) (46.9) (41.9) (35.5) (93.0) 98.3 100.0
Profit/(loss)

attributable

to:
Owners of the

parent
(81.3) (46.9) (42.3) (35.9) (93.0) 98.3 100.0
Non-controlling

interest
0.6 - (100.0) (100.0) - N.M. N.M.
Profit/(loss)

for the year
(80.7) (46.9) (41.9) (35.5) (93.0) 98.3 100.0
EBITDA (1) 153.4 161.2 5.1 23.1 145.8 (9.6) (6.1)

(1)
When considering the financial

performance

of the

business,

our management

analyzes the

financial performance

measure

of EBITDA

at a company

and operating
segment

level, to

facilitate decision-making. EBITDA is defined as profit/(loss)

for the

year before net finance

expense, income taxes and depreciation and
amortization. EBITDA is

not a measure defined

by IFRS.

The most directly comparable

IFRS

measure to EBITDA is

profit/(loss)

for the year.
We

believe that

EBITDA is a useful metric for

investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities.

We also

use this measure

internally to establish forecasts,

budgets, and operational goals to manage
and monitor our business,

as well

as to evaluate our

underlying

historical

performance.

We believe that

EBITDA facilitates

comparisons

of operating

performance
between periods

and among other companies in industries similar

to ours because it removes the effect of

interest, taxation, and

depreciation and amortization
charges, which may differ between

companies

for reasons unrelated

to operating

performance.
EBITDA is a measure that

is frequently

used

by securities analysts,

investors,

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

by other companies. This non-GAAP

measure should

be considered

supplemental in nature and

should
not

be construed as being more important than comparable GAAP measures. The Company included

a reconciliation from a non-GAAP measures to a GAAP
measures See

“Consolidated Statements of Operations”.
(2)
The FX change %

presented

is calculated

using

the current currency

official published

by Central

Bank for

the variation

of 2019 versus

2020 and

2020 versus

2021
respectively.

Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency.
Change excluding

Foreign exchange effects

allows

the Company to monitor

the main variation

arising from local

operating results

on a comparative

basis.
N.M. means not meaningful
Consolidated

Income

Statements

by

Segment for the

Year

Ended December

31, 2019,

2020 and 2021
($ in millions,

except percentage changes)
For the years ended
December 31,
Change
(%)
Change
Excluding
FX (%)
(3)
For the years
ended December
31,
Change
(%)
Change
Excluding
FX (%)
(3)
2019 2020 2021
Revenue:
Brazil
827.3 609.4 (26.3) (4.4) 568.8 (6.7) (0.2)
Americas
660.1 582.0 (11.8) (1.5) 633.9 8.9 11.7
EMEA
232.8 234.7 0.8 (0.9) 250.1 6.6 3.1
Other and eliminations
(1)
(12.9) (13.8) 6.9 14.7 (3.6) (74.1) (4.5)
Total revenue
1,707.3 1,412.3 (17.3) (2.8) 1,449.2 2.6 5.3
Operating expenses:
Brazil
(807.4) (594.5) (26.4) (4.5) (596.6) (0.4) 5.7
Americas
(679.5) (576.7) (15.1) (4.2) (633.8) 9.5 12.3
EMEA
(244.1) (235.1) (3.7) (5.7) (244.4) 3.7 0.3
Other and eliminations
(1)
21.4 28.7 34.1 68.0 27.5 (14.2) (3.1)
Total operating

expenses
(1,709.7) (1,377.6) (19.4) (5.5) (1,447.3) 5.1 7.7
EBITDA:
Brazil
96.9 78.2 (19.3) 5.2 46.7 (40.3) (36.5)
Americas
30.7 52.6 71.3 53.6 59.5 13.1 15.5
EMEA
17.0 15.3 (9.7) (9.6) 26.6 73.4 72.7
Other and eliminations
(1)
8.8 15.1 71.4 N.M. 12.9 (14.4) (12.1)
Total EBITDA
153.4 161.2 5.1 23.1 145.8 (9.6) (6.1)

(1)
Included revenue

and expenses

at the

holding-company level

(such as

corporate

expenses and acquisition

related expenses),

as applicable,

as well

as
consolidation adjustments.
(2)
When

considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and
operating segment level,

to facilitate

decision-making.

EBITDA

is defined

as profit/(loss)

for the

year

before

net finance

expense,

income

taxes

and

depreciation
and amortization. EBITDA

is not

a measure defined

by IFRS.

The most directly

comparable

IFRS

measure to

EBITDA is

profit/(loss) for

the year. We believe
that

EBITDA is a useful

metric for

investors

to understand our results of operations and profitability

because it enables investors to evaluate our recurring
profitability

from underlying operating activities. We also use this measure internally to establish forecasts, budgets

and operational goals to

manage and
monitor

our

business,

as well

as to evaluate our underlying

historical performance.

We believe

that EBITDA

facilitates

comparisons of

operating performance
between periods and among

other companies

in industries

similar to ours because

it removes the effect of

variances in

interest, taxation,

and

depreciation

and
amortization charges, which may

differ between

companies for

reasons unrelated

to operating performance.

EBITDA is

a measure that is frequently

used

by
securities analysts,

investors and othe

r

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

or
other

measures

determined in

accordance with

IFRS.

EBITDA is not necessarily

comparable to similarly

titled measures used

by other companies.

This non-
GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures

The
Company included a

reconciliation from

a non-GAAP measures

to a GAAP

measures

See

“Consolidated Statements

of Operations”.
(3)
The FX change % presented

is calculated using

the current currency

official published

by Central Bank

for the variation

of 2019 versus

2020 and

2020 ver
sus
2021

respectively. Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency.

Change

excluding

FX% allow

the Company

to monitor

the main

variation

arise

from local

operation results

on comparative

basis

despite of

exchange
fluctuation.
N.M. means not meaningful
Year

Ended December

31, 2020 Compared

to Year

Ended December

31, 2021
Revenue

Revenue increased

by $36.9 million, or 2.6%,

from $1,412.3

million for the year ended

December

31, 2020 to $1,449.2

million
for

the

year

ended

December

31,

2021,

mostly

explained

by

growth

in

the

operation

in

America.

Excluding

the

impact

of

foreign
exchange, revenue increased

5.3%, despite

a negative impact in Brazil due to the cyberattack

in the last quarter of 2021 for $34.8 million.
Revenues

from

Multisector

(sales

to

other

companies)

clients

increased

by

$23.3

million,

or 2.4%,

from

$961.7

million

for

the year
ended

December

31,

2020

to

$985.0

million

for

the year

ended

December

31,

2021,

mainly

driven

by

a growth

in the

operation

of
Americas

by 14,1 bps. Excluding

the impact of foreign

exchange,

revenue from multisector

clients increased

5.3%, supported

by gains
in all regions,

coming

mostly from

financial services

on higher volume

from

current clients.
Revenue from

Telefónica

presented

an increase

of $13.7

million, or

3.0%,

from

$450.5 million

in revenue

for

the year ended
December

31,

2020,

to $464.2

million

for

the year

ended

December

31,

2021,

mostly

explained

growth

in

the operation

in America.
Excluding the

impact of foreign

exchange,

revenue from

Telefónica

clients increased

by 5.4%.

The

following chart

provides a

breakdown

of revenue

by geographic

region

for the

year

ended

December

31,

2020 and

2021
and as a percentage

of revenue

with the

percentage

change between

those periods

including

and net of

foreign exchange

effects.
Revenues from

Multisector

(sales to other

companies)

clients increased

by $23.3

million, or

2.4%, from $961.7

million for

the
year ended

December

31, 2020 to

$985.0 million for

the year ended

December

31, 2021, mainly

driven by a growth

in the

operation

of
Americas

by 14,1 bps. Excluding

the impact of foreign

exchange,

revenue from multisector

clients increased

5.3%, supported

by gains
in all regions,

coming

mostly from

financial services

on higher volume

from

current clients.
Revenue from

Telefónica

presented

an increase

of $13.7

million, or

3.0%,

from

$450.5 million

in revenue

for

the year ended
December

31,

2020,

to $464.2

million

for

the year

ended

December

31,

2021,

mostly

explained

growth

in

the operation

in America.
Excluding the

impact of foreign

exchange,

revenue from

Telefónica

clients increased

by 5.4%.

The

following chart

provides a

breakdown

of revenue

by geographic

region

for the

year

ended

December

31,

2020 and

2021
and as a percentage

of revenue

with the

percentage

change between

those periods

including

and net of

foreign exchange

effects.

For the years

ended December

31, 2020

and 2021
($ in millions,

except
percentage changes)
2020 (%) 2021 (%)
Change
(%)
Change
excluding
FX (%)
(2)
Brazil 609.4 43.2 568.8 39.2 (6.7) (0.2)
Americas 582.0 41.2 633.9 43.7 8.9 11.7
EMEA 234.7 16.6 250.1 17.3 6.6 3.1
Other and eliminations (1)

(13.8) (1.0) (3.6) (0.2) (74.1) (4.5)
Total 1,412.3 100.0 1,449.2 100.0 2.6 5.3
(1) Included revenue and expenses

at the holding-company

level (such

as corporate expenses

and acquisition

related

expenses), as
applicable, as well

as consolidation adjustments.
(2) The

FX change

% presented

is calculated

using

the current currency official

published

by Central Bank

for the variation

of 2019
versus 2020 and 2020 versus

2021 respectively.

Table presents the effects

of foreign exchange

since

the revenue

and expenses

is in
local currency while the U.S.

dollar is

our reporting

currency. Change

excluding Fx%

allow the

Company

to monitor the

main variation
arise from local operation results

on comparative

basis

despite of exchange fluctuation.
Brazil
Revenue in

Brazil

for the

year ended

December

31,

2020 and

2021 totaled

$609.4

million and

$568.8 million,

respectively,

a
decrease of $40.6

million, or

6.7%. Excluding

the impact of foreign

exchange,

revenue

decreased

by 0.2%, of which Multisector

clients
decreased

by 3.1%,

while Revenues

from

Telefónica

increased

by 10.2%

supported

by new

contracts.

Important

to consider

that 2021
revenue

was strongly

impacted by

$34.8 million

due cyberattack

.
Americas
Revenue in

America for

the year

ended December

31, 2020 and

2021 totaled

$582.0 million

and $633.9

million, respectively,
an increase of $51.9 million, or 8.9%.

Excluding the impact of foreign exchange,

revenue increased by 11.7%.

Revenue

from multisector
clients

increased

by

14.1%, supported

by US organic

growth,

focused

on high

margin

clients.

Revenue

from

Telefónica

increased

by
7.1% mainly

driven, the recovery

to a normal

service volume

if compared

with 2020

heavily impacted

by COVID-19.

EMEA

Revenue

in EMEA

for the

year

ended

December

31, 2020

and 2021

totaled

$234.7 million

and $250.1

million,

respectively,
an increase

of $15.4

million,

or 6.6%.

Excluding the

impact

of foreign

exchange,

revenue

increased

by 3.1%,

of which

Revenue

from
multisector clients

increased by

8.4%, mainly

due to COVID-19

effects

in 2020. Revenue

from

Telefónica

decreased

by 2.0%.
Other operating

income

Other operating

income

totaled

$5.6 million

and $10.5

million

for the

year ended

December

31, 2020

and 2021,

respectively.
This increase

of $4.9M million

was mainly driven

by the boost

of digitalization of

the services rendered

to Telefónica

España

related to
a specific service

agreement.
Total

operating

expenses

Total operating

expenses

increased by

$69.7 million,

or 5.1%,

from $1,377.6

million for

the year ended

December

31, 2020 to
$ 1,447.3

million

for the

year ended

December

31, 2021.

Excluding

the impact

of foreign

exchange,

operating

expenses

increased

by
7.2%, slightly above

revenue growth

and mostly

coming from employee

benefit expenses

and higher activity in

Americas, supported

by
higher

volumes.

As a percentage

of revenue,

operating

expenses

increased to 99.8%

for the

year ended

December

31, 2021,

increasing
2.1% compared

to 2020.

Supplies
: Supplies expenses

increased

by $37.5

million, or

51.9%,

from $72.3

million for

the year

ended

December

31, 2020
to

$109.8

million for

the

year

ended

December

31,

2021.

Excluding

the

impact

of foreign

exchange,

supplies

expenses

increased

by
55.4%.

The increase

main refers

to

the cyberattacks

cost related

to

the containment

of the

threat, prevention

and contingency

plan for
the reestablishment

of services and

fines. As

a percentage

of revenue,

supplies

represented

5.1% and 6.5%

for year ended

December 31,
2020 and

2021 respectively.

Employee

benefit expenses
: Employee benefit expenses

increased by

$42.3 million,

or 4.0%, from $1,060.4

million for the year
ended

December

31,

2020

to

$1,102.7

million

for

the

year

ended

December

31,

2021.

Excluding

the

impact

of

foreign

exchange,
employee benefit

expenses increased

by 6.6%.

The increase is employee benefit

expense mainly

related

to the wage updates

as expected
and impacted

by the

revenue

increase

from 2020

to 2021.

As a

percentage

of revenue,

employee

benefit

expenses

represented

75.1%
and 76.1%

for the year ended December 31,

2020 and 2021, respectively.

Percentage of employee

benefit expenses by revenue

presented
an

increase

by

1.0%

from

2020

to

2021

mainly

due

the

cyberattack

resulting

in

lost

revenue

but

no

reduction

of expense

since

the
Company kept

the employees

even there was

a service interruption.

Depreciation

and amortization
: Depreciation

and amortization

expenses

increased

by $12.4

million,

or

10,2%, from

$120.9
million for the year ended

December

31, 2020 to $133.3

million for

the year ended December

31, 2021. Excluding the impact

of foreign
exchange,

depreciation

and amortization

expense

increased

by

13.2%

in

a normal

course

of operation

and

driven

by the

increase

of
capital expenditures

along 2021.

Other

operating

expenses
: Other operating

expenses

decreased

by $18.8

million, or

15.8%, from

$118.7

million

for the

year
ended

December

31,

2020

to

$99.9

million

for

the year

ended

December

31,

2021.

Excluding

the impact

of foreign

exchange,

other
operating expenses

decreased

by 13.6% mainly due the

reduction of services

with third parties

and to contracts

there are not under

IFRS
16, related

to the

exemptions

to short

-term leases

and lease

of low-value

assets.

As a percentage

of revenue,

other operating

expenses
were 8.4% and

6.9% for

the year ended

December

31, 2020 and

2021, respectively.
Brazil
Total

operating

expenses

in Brazil

increased

by $2.1

million,

or 0.3%,

from

$594.5 million

for the

year

ended

December

31,
2020 to

$596.6 million

for the year

ended December

31, 2021.

Excluding the

impact of foreign

exchange,

operating expenses

in Brazil
increased

by

5.0%,

mainly

impacted

by

salary

inflation.

Still

excluding

the

impact

of

foreign

exchange,

Operating

expenses

as

a
percentage

of revenue

increased

from 97.5%

to 104.9%, for

the year ended

December

31,

2020

and 2021, respectively

.
Americas
Total operating

expenses in the Americas increased by $55.1 million, or 9.9%, from $576.7 million for the year ended December
31,

2020

to $633.8

million

for

the year

ended

December

31,

2021.

Excluding

the

impact

of

foreign exchange,

operating

expenses

in
Americas

increased

by

12.0%,

mainly

impacted

by

the higher

operating

activity

in

the region

and inflation.

Operating

expenses

as a
percentage

of revenue

increased

from 99.1%

to 99.9%,

for the year ended

December

31, 2020 and 2021,

respectively.

EMEA
Total

operating

expenses in

EMEA

increased

by $9.3 million,

or 4.0%,

from

$235.1 million

for the

year

ended December

31,
2020 to $244.4

million for the

year ended December

31, 2021. Excluding

the impact of foreign

exchange,

operating

expenses in

EMEA
increased by

0.4% below revenue growth.

Operating expenses

as a percentage

of revenue

decreased

from 100.2% to

97.7%, for the year
ended December

31, 2020 and

2021, respectively

.
Finance income
Finance

income

decreased

by $0.2

million,

or 1.3%

from

$15.5

million

for

the year

ended

December

31,

2021,

compared

to
$15.7

million

for

the

year

ended

December

31,

2020.

Excluding

the

impact

of

foreign

exchange,

finance

income

increased

by 8.0%
during the

year ended December

31, 2021.

Finance costs
Finance costs

increased by $21.6 million,

or 30.7%, from $70.3

million for the

year ended December

31, 2020 to $91.9

million
for

the year

ended

December

31,

2021.

Excluding

the

impact

of foreign

exchange,

finance

costs

increased

by 33.2%

during

the year
ended

December

31,

2021. The

increase in

finance

costs

was driven

by change

in fair

value of

derivatives

and the

interest

accrued

by
Senior Secure

notes 2026.
Change in

fair value of

financial

instruments
Change in

fair value

of financial

instruments

increased

by $42.3 for

the year ended

December

31, 2021

million from

zero

for
the year ended

December

31, 2020 due

the effects of

Company´s

hedge operation.
Net foreign

exchange

gain/(loss)
Net foreign

exchange gain/loss

increased

by $10.1 million

from a

loss of $27.8

million for

the year

ended December

31, 2020
to

a gain

of $17.7

million

for

the year

ended

December

31,

2021.

This change

main

reflects

the devaluation

between

U.S

dollar

and
Euro in which

company has

intercompany

balances.
Income tax

expense
Income

tax expense

decreased

by $0.3,

or 6.2%

from

$4.8 million

for

the year

ended

December

31,

2020

to $4.5

million

for
the year ended

December

31, 2021.
Profit/(loss)

for the year
Profit/(loss)

for the

year

increased

by $46.1

million,

or 98.3%

from

a loss

of $46.9

million for

the year

ended

December

31,
2020 to

a loss of

$93.0 million

for

the year ended

December

31, 2021, as

a result of the

factors

discussed

above.
EBITDA
EBITDA decreas

ed by $15.4

million, or

from

$161.2 million

for the

year ended

December

31, 2020

to $145.8

million for

the
year ended December

31, 2021.
EBITDA

margin,

defined

as EBITDA

over revenue,

decreased

from 11.4%

for

the year

ended

December

31,

2020

to 10.1%
for the

year ended December

31, 2021, mainly

due the impact

of cyberattack.
Reconciliation

of EBITDA

to profit/(loss):
For the year

ended December

31,
($ in millions) 2019 2020 2021
Profit/(loss)

for the year
(80.7) (46.9) (93.0)
Net finance

expense
(*) 57.1 82.4 101.0
Income tax

expense
36.2 4.8 4.5
Depreciation

and amortization
140.8 120.9 133.3
EBITDA
(1)

(non-GAAP)
153.4 161.2 145.8

(*) Net finance expense includes

finance income, finance

costs,

changes in

fair value of

financial instruments

and

net foreign

exchange loss.
(1) When

considering

the financial performance

of the business,

our management analyses the financial performance

measure

of EBITDA at a company
and operating segment level, to facilitate decision-making.

EBITDA is

defined as

profit/(loss) for the year before net finance expense, income taxes

and
depreciation and amortization.

EBITDA is

not a measure

defined

by IFRS.

The most directly

comparable IFRS

measure to EBITDA

is profit/(loss)

for

the
year.

We

believe that EBITDA is a useful metric

for

investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability

from underlying

operating activities.

We also use

this measure internally

to establish

forecasts, budgets

and operational
goals to manage and monitor

our business,

as well

as to evaluate our underlying

historical performance.

We believe that EBITDA

facilitates

comparisons
of operating performance between periods

and among other companies

in industries

similar to ours because

it removes the effect of variances in interest,
taxation, and depreciation and amortization

charges, which may differ between

companies for reasons

unrelated to operating performance.

EBITDA is

a
measure that

is frequently used

by securities analysts, investors and other interested

parties in their evaluation of companies comparable to us,

many of
which present EBITDA-related

performance measures

when reporting

their results.

EBITDA has

its limitations

as an analytical

tool. This

measure is

not

a
presentation made in accordance

with IFRS,

is not a measure of

financial condition

or liquidity and

should not be

considered

in isolation or as

alternatives
to profit

or loss

for the period or other

measures determined

in accordance

with IFRS.

EBITDA is not necessarily

comparable to similarly

titled

measures
used by

other

companies.

This non-GAAP

measure

should be

considered

supplemental

in nature

and

should not be

construed

as being

more important

than
comparable GAAP measures

The Company

included

a reconciliation

from a non-GAAP measures

to a GAAP measures

See

“Consolidated Statements

of
Operations”.

Year

Ended December

31, 2019 Compared

to Year

Ended December

31, 2020
For this discussion,

see our Annual Report

on Form 20-F

for the

fiscal year ended

December

31, 2020 filed

with the SEC

on March 22,
2021.
Liquidity

and Capital

Resources
As of

December

31,

2021,

we

had cash

and cash

equivalents

of $128.8

million.

We

fund

our

ongoing

capital

and

working
capital requirements

through a combination

of cash flow

from operations

and financing

activities. Based

on our current

and anticipated
levels

of

operations

and conditions

in our

markets

and

industry,

we

believe that

our

cash

on

hand

and

cash

flow from our

operating,
investing

and

financing

activities,

including

funds

available

under

the Revolving

Credit

Facility,

will

enable

us to

meet

our

working
capital,

capital

expenditure,

debt

service

and

other

funding

requirements

for

the

foreseeable

future.

We

have

ample

liquidity:

as

of
December

31, 2021,

the total amount

of credit available

to us was

$43.0 million

under our

Revolving

Credit Facility

(extensible

to $50
million if certain

milestones are

achieved),

out of which $25.0

million was

drawn as of December

31, 2021.
Our ability to fund

our working capital

needs, debt payments

and other obligations,

and to comply

with the financial

covenants
under

our

debt

agreements,

depends

on our

future

operating

performance

and

cash

flow,

which

are

subject

to

prevailing

economi
c
conditions,

and other factors, many

of which are beyond

our control. Any future acquisitions,

joint ventures

or other similar transactions
will likely

require additional

capital and such

capital may

not be available

to us on acceptable

terms, if

at all.
As of December

31, 2021,

our outstanding

debt was $718.3

million, which

includes

$503.9 million

of our

8% Senior Secured
Notes due 2026, $25.0

million of financing

under a super senior revolving

credit facility,

$0.6 million of financing

provided by BNDES,
$155.8 million

of lease liabilities

and $33.0

million of

other bank

borrowings, mostly

short

-term financing for working

capital needs.

As of December

31,
($ in millions,

except Net

Debt/ EBITDA)
2020 2021
Cash and

cash equivalents
209.0 128.8
Debt:

Senior Secured

Notes
505.6 503.9

Super Senior

Credit Facility
30.0 25.0

BNDES
0.6 0.6

Lease Liabilities
152.7 155.8

Other Borrowings

38.9 33.0
Total

Debt with

third parties

727.8 718.3
Net Debt

with

third parties
(1)
518.8 589.5
Net Debt/

EBITDA (non-GAAP)
3.2x 4.0x
(1)

When considering our financial

condition, our management analyzes Net debt with third

parties, which is defined as total
debt with third parties less cash and cash equivalents. Net debt with third parties is not a measure defined

by IFRS and it has
limitations as an

analytical tool. Net

debt with third parties

is neither a

measure defined by

or presented in accordance

with
IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in

accordance with IFRS.

Net debt with

third parties

is not

necessarily comparable to

similarly titled

measures
used by other companies.
Cash Flows
As of December

31, 2021,

we had

cash and

cash equivalents

of $128.8

million.

We

believe that

our current

cash flow

used in
operating

activities and

financing

arrangements

will provide

us with sufficient

liquidity to meet

our working

capital needs.
For the year

ended December

31,
($ in millions) 2019 2020 2021
Cash flows

from operating

activities
46.5 127.0 42.3
Cash flows

used in investing

activities
(55.9) (38.2) (48.1)
Cash flows

(used in)/provided

by financing

activities
5.0 1.0 (60.5)
Net increase/(decrease)

in cash and cash

equivalents
(4.4) 89.8 (66.3)
Effect of changes

in exchange rates
(4.5) (5.5) (13.8)
For a discussion

on the cash flow for

the year ended

December

31, 2020, compared

to the year

ended December

31, 2019, see
on Annual Report

on Form 20-F

for the

year ended December

31, 2020 filed with

the SEC

on March

22, 2021.
Cash Flows

from Operating

Activities

Year

Ended December

31, 2021, Compared

to Year

Ended

December

31, 2020
For

the

year

ended

December

31,

2021,

cash

from

operating

activities

was

$42.3

million

compared

to

cash

from

operating
activities of

$127.0 million in

the same period

of the prior year.

The decrease

is mainly driven by

the October 2021

cyberattack

and due
to changes

in working capital.

Cash Flows

used in Investing

Activities

Year

Ended December

31, 2021 Compared

to Year

Ended December

31, 2020

For the year

ended December

31, 2021, cash

used in

investing activities

was $48.1 million

compared

to cash used

in investing
activities

of $38.2

million

in

the

same

period

of

prior

year,

mainly

due to

capex

increases

related

to

new

software

agreements

with
Microsoft

and other growth

-related investments.
Cash Flows

from/used

in Financing

Activities

Year

Ended December

31, 2021 Compared

to Year

Ended December

31, 2020
For the

year

ended

December

31,

2021 cash

used

in by

financing

activities

was

$58.0

million compared

to cash

provided

by
financing

activities

of $1.0 million

in the

same period

of prior

year,

mainly

due to issuance

costs

of financing

of Atento

Luxco 1 2026
Senior Secured

Notes and

premium paid

for a total call cost

of $7.6

million and also

due to significant

cash amount

obtained

from new
borrowings

signed in

2020 if compared

to 2021.
Financing

Arrangements
Certain

of our

debt

agreements

contain

financial

ratios

as

instruments

to monitor

the

Company’s

financial

condition

and

as
preconditions

to certain

transactions

(e.g., the incurrence

of new

debt, permitted

payments).

The following

is a brief description

of the
financial ratios.
1.
Fixed

Charge

Coverage

Ratio

(applies

to

Atento

S.A.)

– measures

the

Company’s

ability

to

pay interest

expenses

and
dividends (fixed

charges) in

relation to EBITDA,

as described within

the debt agreements.

The contractual

ratio indicates
that the EBITDA

for the

last twelve months

should represent

at least

2.0 times the fixed

charge

of the same

period. As

of
December

31, 2021,

the ratio was

2.5 times. This

financial covenant

applies only

as a restriction

for certain actions

(e.g.,
issuance

a new debt) and,

if breached,

will not

trigger a default

or an

event of default.
2.
Drawn

Super

Senior

Leverage

Ratio

(applies

to

Atento

S.A.)

includes

a financial

covenant

requiring

the

drawn

super
senior leverage

ratio

not to

exceed

0.35:1.00

calculated

as the

ratio of

consolidated

drawn super

senior facilities

debt to
consolidated

EBITDA for the twelve-month period. As of December 31, 2021, the ratio was 0.17x. This financial covenant
applies only as

a draw stop

to new drawings

under the

Revolving Credit Facility and, if

breached,

will

not trigger a default
or an event

of default under

the Super Senior

Revolving

Credit Facility

Agreement
The

Company

regularly

monitors

all

financial

ratios

under

the

debt

agreements.

As

of

December

31,

2021,

we

were

in
compliance

with the terms

of our

covenants.
Description

Currency Maturity
Interest

rate
As of December

31, 2021
($ in millions)
Senior Secured

Notes
USD 2026 8.000% 503.9
Super Senior

Credit
Facility
USD 2026 Libor + 3.25% 25.0
BNDES BRL 2022
Energy

Efficiency

Project: TJLP

+
2%
0.6
Lease Liabilities BRL, USD 2025 7.0%-12.0% 155.8
Other Borrowings BRL, USD 2022 4.5%-8.9% 33.0
Total

Debt
718.3
Senior Secured

Notes

On August

10, 2017, Atento

Luxco 1 S.A. closed

an offering of

a $400.0 million aggregate

principal

amount of 6.125%

Senior
Secured

Notes due

2022 in

a private

placement. The

note

s

were due

in August

2022 and were

guaranteed

on a senior

secured

basis by
certain

of Atento’s

wholly owned

subsidiaries.

The issuance

costs

of $13.6

million related

to this

issuance

were recorded

at amortiz
ed
cost using

the effective

interest method.
On April 4,

2019, Atento

Luxco

1 S.A. closed

an offering

of an additional

$100.0 million

in aggregate

principal amount

of its
6.125%

Senior

Secured

Notes

due

2022

(the

"Additional

Notes").

The

Additional

Notes

were

offered

as

additional

notes

under

the
indenture,

dated

as of

August

10, 2017, pursuant

to which

Atento

Luxco

1 S.A issued

its 6.125%

Senior

Secured Notes

due 2022

(the
"Initial

Notes").

The

Additional

Notes

and

the

Initial

Notes

were

treated

as

the same

series

for

all purposes

under the

indenture

and
collateral

agreements, each

as amended

and supplemented,

that governed

the Initial

Notes and

the Additional

Notes.
On February 10, 2021,

Atento

Luxco 1 S.A., closed an offering of $500.0

million aggregate

principal amount of 8.000%

Senior
Secured

Notes

due 2026

in a

private

placement

transaction.

During

February

2021,

Atento

Luxco I

S.A.

used

the net

proceeds

of the
offering,

together with

cash

on hand,

to complete

a cash

tender offer

for an

aggregate principal

amount

of $275,815,000

of its

6.125%
Senior Secured

Notes

due 2022

and to redeem

the remaining aggregate

principal

amount of $224,185,000

of its 6.125%

Senior Secured
Notes

due 2022,

completing

the refinancing

of the

6.125%

Senior

Secured

Notes

due 2022

and extending

the Company’s

maturity

to
4.5 years from

1.5 years.

The

terms

of

the

indenture

governing

the

8.000%

Senior

Secured

Notes

due

2026

limit,

among

other

things,

in

certain
circumstances,

the ability

of Atento

Luxco 1 and

its restricted

subsidiaries

to: incur certain

additional

indebtedness;

pay dividends,

and
make distributions,

investments

and other restricted payments;

sell property

or assets

to another person; incur additional liens; guarantee
additional

debt; and enter

transactions

with affiliates.
The outstanding

amount of the 8.000%

Senior Secured

Notes

due 2026 on

December

31, 2021 was

$503.9 million and

the fair
value of these notes,

calculated on the basis of their

quoted

price at December 31, 2021, was $536.8 million. ($500.2 million at December
31, 2020).
The

fair

value

hierarchy

of the

Senior

Secured

Notes

is Level

1, as

the fair

value

is based

on the

quoted

market price

at

the
reporting date.
Revolving

Credit Facility
On December 23, 2021, Atento

Luxco 1 S.A. signed a new Super Senior Revolving

Credit Facility Agreement

(the “SSRCFA”)
with the

Inter-American

Investment

Corporation

(IDB Invest)

which provides

committed borrowing

capacity

of up to 43,000

thousand
U.S.

dollars,

with

an

annual interest

rate of

Libor

plus

3.25%.

An additional

uncommitted

7,000

thousand

U.S. dollars shall

become
committed upon

the achievement

of certain milestones.

The terms of the new Super

Senior Revolving

Credit Facility

Agreement with

IDB Invest are similar to the

those of the existing
SSRCF

with

BBVA,

Goldman

Sachs

and Morgan

Stanley,

which

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

importan
t
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

As of December

31, 2021, the

outstanding

amount under this facility

was of

25,027 thousand

U.S.

dollars.
Lease liabilities
The present

value of

future lease

liabilities

is as follow
:
As of December

31,
2020 2021
($ in millions)
Net carrying

amount of asset

Up to 1 year

53.2 45.3

More than

1 year
99.5 110.5
Total

152.7 155.8
C.

Research

and Development,

Patents

and Licenses,

etc.
We

believe the “Atento”

trademark is a recognized

and trusted

brand in the CRM BPO services

industry in

each of the marke
ts
where we

operate. We

believe

we have

a strong

corporate

brand that

gives credibility

to our

products

and may

offer

and facilitate

our
entrance

and growth

in future

markets.

This also

enables us to

attract and

retain the

best talent,

to generate

a sense

of pride in

our staff
and to

develop

a

relationship

of commitment,

confidence,

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

technologies

initiatives

and

solutions

for
advancing digital

transformation processes

while fully leveraging

existing

systems. Atento

Digital is a trademark

registered

by Atento.
In

2020,

Atento

launched

its

“Startup

accelerator”

program

branded

“Atento

Next”.

In

line

with

the

objective

of

having
innovation

at the center of

its business

strategies,

Atento

Next

is designed

to move the

Company

closer to

selected startups,

in order to
foster even

more innovation

at the company

and for

its customers.
D.

Trend

Information
We

believe

that the

following

significant

market

trends

are the most

important

trends

affecting

our results

of operations,

and
we believe

these will

continue to

have a material

impact

on our results

of operations

in the

future.
Trend

for Further

Outsourcing

for CRM

BPO Services

In recent

years, companies

have increasingl

y

sought

to outsource

certain non

-core business

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

provides

opportunities

for

Atento

to

deepen

its

presence

within our
clients’ value chain

and to expand the range

of services and solutions

that we can deliver to these

clients, thanks

to our expanding

digital
and business

process automatization capabilities.
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

oppo

rtunity for

CRM

BPO

providers,

including

us,

to

up-sell and

cross

sell

our

services

as well

as expand

the

range

of
services we

provide by

leveraging our

digital capabilities.

Our vertical

industry expertise

in telecommunications,

banking and

financial
services

and other

customer

-intensive

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
and to develop

a wide range

of innovative

customer

experience

solutions

adapted to the digital

era.
Growth

in technologies

related

to automation
Front-office

customer

management

(CM),

or customer

experience

management,

business

process

outsourcing

(BPO) services
are

rapidly

evolving.

This

is

due

to

increasing

functional

and

process

complexity;

prolific

use

of

digital

channels

(such

as

mobile
applications,

social

and

chat); and

self-service

channels.

In addition,

service

innovation

is being

delivered

through

key

technologies
related

to

automation,

such

as

robotic

process

automation

(RPA),

virtual

customer

assistants

(VCAs),

artificial

intelligence

(AI),
advanced

analytics

and

a growing

number

of interaction

channels.

This

evolution

is taking

place

while traditional

voice-based

agent
services

are going

through

their own

redesign

or quasi

-evolution,

with a

keen focus

on

customer experience

(CX).

CM BPO

services
through technologies

that help enable

digital services

— such

as mobile applications,

chat and social

CRM — continue

to expand. New
opportunities

in

visual

-

and

video-based

services,

enabled

through

various

technologies

such

as

virtual

assistants,

natural

-language
processing

(NLP),

speech

analytics

and

facial

recognition,

will

gain

traction

over

the

next

two

to

three

years.

The

catalysts

for

the
adoption of

visual

-

and video

-based services

will be technological

advancements

and social

acceptance

driven by millennials

and Gen
Y.
Hybrid

models between

human

agents and

Artificial Intelligence

(AI).

Call

centers

have become

a hybrid

of

customer

contact

channels,

and

the future

of

call centers

will

see

an

increased

hybrid
setting -

a mix of

human agents

and Artificial

Intelligence

(AI). As

Artificial Intelligence

(AI) becomes

increasingly

sophisticated,

this
results in

more efficient

and more accurate

customer experiences,

bringing many

advantages

to call

centers in

terms of productivity

and
cost.

This means

that the future

of call

centers requires

a mix

of AI and

human

interaction.

The

hybrid model

will

see automation

and

self-service rise

to improve efficiency,

with technology

like AI chatbots

dealing with FAQs

and simple customer questions.

Meanwhile,
human agents

will

answer more complicated

queries and problem-solving,

still providing the personalized

and human

centered customer
service

when

needed.

In that

sense,

automation and

AI-based

tools

are currently

transforming

the CX

outsourcing

services

landscape
and their relevance

in the market

is only expected

to increase in

the coming

years.
The consolidation

of hybrid

in-person and

remote work

is expected.
Remote work

grew exponentially

during the

COVID-19

pandemic.

The incidence

of COVID-19

led many companies

to adopt
teleworking

as a

contingency

strategy,

and this

model is

currently

maintained

at

many

organizations.

The

benefits

have gone

beyond
business

continuity,

allowing

employees

to optimize

their

time and

improve

the balance

between

their personal

and work

lives.

It has
also enabled companies

to expand their

networks and work with

the most talented

people, regardless

of where they are located;

improve
infrastructure

costs

through workspace

savings;

and reduce worker absenteeism and improve

productivity,

among other

related benefits.
This has driven the need for all digital processes,

as recruitment, selection and training remotely allow recruiting and managing resources
from almost

any location

with reliable

internet access.

The future

is likely to

a hybrid work

model, with

some operations

carried

out in
contact centers

and others

condu

cted remotely, allowing

CRM BPO providers

to take advantage

of the best of

both operating

models.
Highly skilled and

trained agents
All these

changes

to the

future of

call centers

will

also naturally

result

in a change

in the

role of

agents

too. As AI

takes

over
the customer

service for

the simpler

queries, agents

will focus on

dealing with complex

issues.

As a result,

they will need

to have more
advanced

problem-solving

skills

and

greater

knowledge

of

the

product/service,

which

means

they

will

require

more

advanced

and
detailed training.

With data becoming

an increasing part of customer

service, agents

will also need to have good analytical skills to make
the most

of all the

data they

can access in the

CRM.
New

Pricing Models

for Our

CRM BPO

Services
We operate in

a competitive industry

which, from time to time, exhibits

pressure

on pricing for CRM BPO services. We

believe
we have

a strong track

record

in successful

pricing negotiations

with our clients

by offering

flexible pricing

models with

fixed pricing,
and variable

pricing if

certain

performance

indicators

are achieved,

depending

on the

type of CRM

BPO

services

our clients

purchase
from us and their

business

objectives. In addition, our service

contrac

ts with most of our key clients include

inflation-based adjustments
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
enable us to

maximize

our revenue

in a price

competitive

environment

while maintaining

the high quality

of our CRM BPO

services.
Potential Customers

May

be Reluctant

to Change

Their CRM

BPO Service

Provider
As companies begin to use the services of CRM BPO services providers more extensively as their businesses

grow, they become
more reliant

on the

CRM BPO services

provider

due the

fact that

said

companies often

expand the

range

and scope of

the CRM

BPO
services used.

For example,

for the

year ended December

31, 2021, 43.3%

of our

revenue

from client

groups

other than

the Telefónica
S.A. came from

clients that had

relationships with

us for ten

or more years.

Furthermore,

for the

years ended December

31, 2019, 2020
and 2021,

our

retention

rates (calculated

based

on prior

year

revenue

of clients

retained

in

current year,

as a

percentage

of

total

prior
year revenues)

were 94.5%, 98.6% and 98.7%, respectively.

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

a new end

service

provider.

As a result,

absent

a compelling reason

to change

CRM BPO

service
provider,

such

as significant

differences

in

quality

or price,

companies

generally

tend

to stay

with their

CRM

BPO

services

provider,
making it difficult

for another

CRM BPO services

provider

to acquire the

client’s work.
E.
Critical Accounting

Estimates
The preparation of consolidated

financial statements

under IFRS, as issued by the IASB, requires the use of certain assumptions and estimates

that affect

the carrying amount

of assets

and liabilities within the

next financial

year.

Certain

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

considers

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

were made based

on the best available information

about the events

analyzed for each reporting

date,
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

of the cash

generating

unit to which it

has been

allocated. The recoverable

amounts of
cash generating

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

variables. As of
December

31, 2020

and 2021,

the impairment

assessment

performed by

the Atento

Group’s

management

indicated

that the

fair value
exceeds

its

carrying

amount

based

on the

calculation

through

the expected

future

cash

flow from

the cash

-generating

units

except for
Argentina

that an impairment

were recorded

during 2021.

See note 8-

Impairment of

Assets.
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

Due this fact
the estimates

of future earnings

are subject

to uncertainty.
The

appropriate

classification

of tax

assets

and liabilities

depends

on a series

of factors,

including

estimates

as

to

the

timing
and

realization

of

deferred

tax

assets

and the

projected

tax payment

schedule.

Actual

income

tax

receipts

and payments

could

differ
from

the

estimates

made

by

the

Company

because

of

changes

in tax

legislation

or unforeseen

transactions

that could

affect

the

tax
balances.
The Company

has recognized

deferred

tax assets

corresponding

to losses carried forward

when,

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
considering

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

of provision,

actual outflows

of resources

may
differ from

the amounts

recognized

originally based

on these

estimates.
Fair value of

derivatives
The Company

uses

derivative financial

instruments

to mitigate

risks, primarily

derived from

possible fluctuations

in currency
exchange

rates. Derivatives

are recognized

at the inception

of the contract

at fair value.
The fair values

of derivative

financial instruments

are calculated

based on

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

marke
t
assumptions

and/or estimation

techniques

were applied.
ITEM 6. DIRECTORS,

SENIOR

MANAGEMENT

AND EMPLOYEES

A.

Directors

and Senior

Management
Below is a list of the names and

ages of Atento’s

executive officers

and directors

and a brief account

of the business

experience
for each:
Name Age Position
Carlos López-Abadía 59
Chief Executive

Officer and

Director
José Azevedo

48
Chief Financial

Officer
Virginia

Beltramini Trapero
49
Chief Legal

Officer
Josh Ashby

(1)
36
Chief Delivery

Officer
Catherine Jooste

47
Commercial

Director

and North

America Regional
Director
Dimitrius de

Oliveira
49
South America

Regional Director
Kiomara Hidalgo
(2)
55
Chief People

Officer
José María Pérez

Melber
50
EMEA Regional

Director
(1) Joined

as of September

1
st
, 2021.
(2) Joined

as of June

7
th , 2021.

Name Age Position
Carlos López-Abadía 59 Director
Anto

nio Viana-Baptista
64 Director
John Madden

48 Director
Roberto Rittes

47 Director
Antenor Camargo

36 Director
David Garner 64 Director
Robert

W.

Payne

63 Director

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

financial centers

and offshore locations.

Prior

experience
also

includes,

Managing

Partner

at

Accenture

and

leadership

positions

at

Level 3,

McKinsey&Co

and

AT&T.

He

holds

an

MS

in
electrical

engineering

from

Purdue University

and an

MBA from

Washington

University,

where

he was

a Charles

F.

Knight

Scholar.
He has recently

been named

to the Hispanic

IT Executive

Council’s

HITEC

Top

100,

Class of

2017-2018,

for his career

achievements
in information

technology.
José

Azevedo,

Chief

Financial

Officer.

José

Azevedo

joined

Atento

with

15

years of

experience

managing

global

financial
operations

from

C-suite

and

Board

positions.

He

has

steered

major

financial

turnarounds

and

corporate

mergers

at

high-profile
organizations while

implementing financial and business

development strategies

that drove value for

all stakeholders of these companies.
Before

joining

Atento,

Mr. Azevedo

served

as Chief

Financial

Officer

and

Investor

Relations

Officer

at

Unidas,

Brazil’s

largest fleet
management

provider

and the

country’s

second

-largest car rental

company.

From 2016

to 2017,

he served as

Country

Manager Brazil
for

Softline

Group, a

leading

global

IT solutions

and services

provider

focused

on emerging

markets.

Prior

to that

role, Mr.

Azevedo
was

Chief Executive

Officer

at

Globalweb

Data Services

in 2015

and

Chief Financial

Officer

at this

company

from 2014

to 2015.

He
also

served

as Chief

Financial

Officer

of

Estre Ambiental

from

2013

to

2014 and

held

several leadership

positions

at Latam

Airlines
from

2008 to

2013.Mr.

Azevedo

holds

an MBA

from Hamburg

University,

a BBA

from

the Automous

University

of Lisbon,

and has
CBA training

in finance and management

from Harvard

University.
Virginia

Beltramini Trapero,

Chief Legal Officer.

Virginia

has more than thirteen

years of experience

in management positions
in the legal

field at, large

companies from

various sectors.

Prior to

joining Atento,

she held

the position

of Director

of Legal

Advice, at
Oesia, a

multinational

consultancy

specialized

in technology,

with

a presence

in Spain

and Latin

America,

where

she was

responsible
for

the legal

and

corporate

governance

of the

group.

Previously,

she

held

management

positions

at Grupo

Lar

and Metrovacesa,

and
worked as a lawyer

for 5 years at the

firm EY,

at its offices

in Madrid and New York.

She joined

Atento

in July 2011 and from

that date
until March

2017 she held

the position

of Corporate

Legal Director.

As of March

2017, she was

named General

Counsel and

Secretary
of the

Board.

Virginia

has a

degree in

Law and

Legal Practice

and a

holds a

master's

degree in

Law

(LL.M)

from

IE Business

School
and an

Advanced

Programme in Leadership

at ESADE Business

School.
Josh

Ashby,

Chief

Operations

Officer.
Josh

has

a

strong

global

background

in

Operations,

leading

teams

in

Asia,

Europe,
Africa

and

Latin America,

and

developing

operational

processes

and strategic

relationships

with

large

international

clients.

Prior

to
joining

Atento,

he worked

as Global

Vice

President

of

Operations

at

Teleperformance,

where

he

spent

much of

his

career

in various
senior positions,

working

to transform

client operations

and build

high-performance

teams that

support

strategic initiatives

and exceed
company

goals.

Josh

holds

a Bachelor´s

of

science

degree

in

Business

Administration

from

the

University

of

Utah

and

has

several
certifications

in Lean

Six Sigma and

DMAIC

Methodologies.
Catherine

Jooste
,

Chief Commercial

Officer

and North America

Regional Director.

Catherine has

a successful

career spanning
over

20

years in

the

technology

and

consultancy

industries.

Prior

to

joining

Atento,

she

worked

as

the

Microsoft

Offering

General
Manager at DXC Technology.

Prior to that post, she worked at Computer Sciences Corporation (CSC),

Cognizant Technology

Solutions,
Systems

West

Computer

Resources,

Avanade

and Accenture,

successfully

building

and growing

her teams

within

the different

global
commitments

with

the clients.

Cathrine

holds a

Bachelor of

Science in

Business

Administration

and Information

System

Management
from the

University

of Florida.
Dimitrius

de Oliveira,

South America

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

Prior

to

joining

Mutant,

de

Oliveira

served

as

Atento

Global
Commercial

Director

and

Brazil

Multisector

Director

from

2015

to

2017.

Dimitrius

de

Oliveira

has

a degree

in

engineering,

wit
h

a
specialization

in building and

leading

customer centric

organizations,

from Harvard

Business

School,

as well as an

MBA in

Marketing

from

ESPM

School

of

Advertising

and

Marketing,

with

a

specialization

in

Leadership

from

the

São

Paulo

Business

School

and

an
electrical engineering

degree from

Universidade

de Mogi das

Cruzes

in Brazil.
Kiomara

Hidalgo, Chief

People

Officer
.

Kiomara has

a global career

of over 20 years

in Human Resources,

developing talent,
managing

change

and

strategic

planning.

Over

the

years,

she

has

worked

professionally

in

different

positions

in

companies

on

the
“Fortune

500” list

in international

services,

health,

education, technology

and trade

sectors.

From 2017

to the present,

she has

held the
position of Senior

Vice President

for Human Resources,

Security and Compliance

at Grupo Eulen, a general services

provider for Spain,
Portugal,

Chile, Peru, Colombia,

and the USA,

among others, for

the US and Jamaica locations.

Prior to that,

she spent

nearly two years
as Global

Human

Resources,

Compliance

and

Governance

Director

at Alórica,

BPO

services

company with

over

100,000

employees
and a presence

in 17

countries.

At United

Data Technologies,

a technology

solutions

integrator that

provides

services

to entities

in the
public sector

and for private businesses

in

the southeastern

and southern regions

of the USA, she held the

position of Human

Resources
Vice President

(2014 – July 2015) and previously at

Bupa Global Market,

an international

health group, she held

the position of Director
of Human

Resources

for

Latin America,

the Caribbean

and

the USA

and

later

that of

Director

of Compliance

and

Global

Employee
Relations.

She

holds

a

bachelor’s

degree

in

Human

Resources,

a

master’s

degree

in

Human

Resource

Sciences

from

the

Florida
International

University

and a variety

of international

certificates.

Certified

Senior

Professional

Human

Resources,

Society

for Human
Resources Management,

Greater

Miami Society

for Human

Resources Management.
José

María Pérez

Melber,

EMEA Regional

Director.
José

María is

a renowned

professional

with over

twelve years’

general
management

experience

in the

services industry

and the

CRM/BPO

sector

.

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

Prior

to Transcom,

José

María led

marketing

and
customer relationships

departments in the insurance sector

for

Mapfre and Hannover International.

José María holds

a degree in Business
Administration

from the

Pontifical University

of Salamanca.
Our Directors
We

believe that

our

board

of directors

is, and

we intend

that

it will continue

to

be, composed

of individuals

with significant
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

Mr. López

-Abadía,

our Chief Executive

Officer and

a member of

our boar

d

of directors, is

set forth above).
Antonio

Viana

-Baptista,

Director.
Mr.

Viana-Baptista

has

had

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

Prior to joining Credit Suisse,

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

Vista Servi
ç
os,

a Brazilian credit bureau

managed by TMG
Capital,

as

CFO

of Estre

Ambiental,

an

environmental

services

group

managed

by

BTG

and Angra,

and

as key

officer

for Brazilia
n
telecom companies

Brasil Telecom

and Oi. Mr. Rittes has

an MBA from Harvard Business

School and a bachelor

’s degree s

in Business
Administration

(BBA)

with a focus in

Public Administration

from Funda
ç
ão Getulio

Vargas

in

Sao

Paulo, Brazil (FGV).
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

Acadameus

,

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

Funda
ç
ão

Getulio Vargas

in Sao

Paulo, Brazil

(FGV).
B.

Compensation
Long-Term

Incentive

Plan
Effective

as of October

2014, Atento

adopted

the 2014 Omnibus

Incentive

Plan (the “2014 Incentive

Plan” or “the

Plan”). The
plan

provides

for

grants

of stock

options,

stock appreciation

rights,

restricted

stock,

other

stock

-based

awards

and

other

cash

-based
awards. Directors,

officers and other

employees

of Atento and its

subsidiaries,

are eligible

for grants

under the Plan.
On July

2, 2018,

Atento

granted

a new

share

-based

payment arrangement

to

directors,

officers

and other

employees,

for

the
Company and

its subsidiaries

(a total of 1,065,220

RSUs) in

a one-time award

with a three

-year vesting period.
On March

1, 2019,

Atento

granted a

new share

-based payment

arrangement

to Board

directors (a

total of

238,663

RSUs) in

a
one-time award

with a five-year vesting

period

of 20% each

year.
On June

3, 2019,

Atento

granted

a new share

-based

payment arrangement

to directors,

officers

and other

employees,

for

the
Company and

its subsidiaries

(a total of 2,560,666

RSUs) in

a one-time award

with a three

-year vesting period.
On March

2, 2020,

Atento

granted a

new share

-based payment

arrangement

to Board

directors and

an Extraordinary

Grant (a
total of 153,846

and 16,722

RSUs, respectively)

for a tota

l

in a one

-time award with

a one-year vesting

period.
On July

28, 2020,

a Reverse

Share

Split occurred

after being

ratified

by to

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

share

-based

payment arrangement

compose

d

by

Stock

Options

and a

Long-Term
Performance

Award

to directors,

officers

and other

employees,

for the

Company

and its

subsidiaries

a total

of 1,524,065

SOPs

with a
1/3 per year

vesting conditions

and a

Performance

Award

of USD

4,305,100

linked to

the de

gree of achievement

of the objective

year average

EBITDA margin

(external

view

/ as reported) and

the possibility

to opt

to receive part

of this incentive

in shares –

at least
50% in a

one-time

award respectively.
On

August

3, 2020,

Atento

granted

a new

share

-based

payment arrangement

composed

by Stock

Options

to

directors

as an
Extraordinary

Grant (a

total of 195,000

SOPs) for a

total in a one

-time award with a

three-year vest

ing period.

On January

29,

2021,

Atento

granted

a new

share

-based

payment

arrangement

composed

of a

total

of 121,802

Performance
RSUs linked

to the degree

of achievement

of EBITDA Margin

in 2021

& 2022

On February

24, 2021, Atento

granted a new share

-based payment arrangement

to Board directors

composed by

51,803 RSUs,
in a one

-time award

with a one

-year vesting period.
On February

24, 2021, Atento

granted a new

share

-based payment arrangement

composed by

Stock Options

and a Long-Term
Performance

Award

to directors,

officers and other

employees,

for the Company

and its

subsidiaries

a total of

639,317 SOPs

with

a 1/3
per year

vesting conditions

and a

Performance

Award

of USD

5,547,341

linked to

the degree

of achievement

of the

objective

– 3-year
average

EBITDA margin

(external

view / as reported)

and the

possibility to opt

to receive

part of this

incentive in

shares

– at least 50%
in a one

-time award

respectively.
On November

3, 2021,

Atento granted

a new share

-based payment arrangement

composed

by Stock Options

to directors,

for a
total of 40,000

SOPs in a one

-time award with

a three-year

vesting period

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

incentive compens

ation plans.
Atento’s

Compensation

Committee

consists

of John

Madden

and

Roberto

Rittes.

Our

board

of

directors

adopted

a written
charter for the

Compensation

Committee,

which is available

on our corporate

website at

www.atento.com

.

The

approximate

aggregated

annual

total

cash

received

by

all executive

Board

Director

and

Executive

Officers

for

the year
ended December

31, 2021,

was $4.9 million.
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

of seven members,

and it is

composed by

David Garner,

as class

I director;

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
●
that a

majority

of

our board

of directors

consists

of “independent

directors,”

as

defined

under

the

rules

of the

New York
Stock Exchange;

●
that we

have a corporate

governance

and nominating

committee

that is

composed

entirely

of independent

directors with

a
written charter

addressing

the committee’s

purpose

and responsibilities;
●
that we have a compensation

committee that is composed

entirely

of independent

directors with a written charter addressing
the committee’s

purpose

and responsibilities;

and
●
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

Robert

William

Payne

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

Roberto

Rittes.

Our

board of

directors

adopts

a charter

for

the
Compensation

Committee,

which is

available on

our corporate website

at www.atento.com

.
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

of the Code
is available on our corporate website

at www.atento.com

.

We will provide

any person, without charge,

upon request,

a copy of

our Code.
Such

requests

should

be

made

in

writing

to

the

attention

of

our

Legal

Global

Director

at

the

following

address:

C/

Santiago

de
Compostela,

94, 9
th

Floor,

28035, Madrid,

Spain.
D.

Employees
The

following

table

sets

forth the

average

number

of

employees,

excluding

internships,

we

had on

a geographical

basis

for
2019, 2020 and

2021.
Yearly

Average
2019 2020 2021
Brazil 79,430 71,234 74,497
Americas
57,357 56,021 53,194
EMEA 12,267 12,457 12,726
Corporate 75 93 136
Total 149,129 139,805 140,553

For the year ended

December

31, 2021, an

average

of 88.8% of our

staff had

permanent employment

contracts

as compared

to
an average

of 88,5 % as

of December 31,

2020 and

87.2% as of

December

31, 2019.
We

believe that

our

employees are

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

various

certifications

in 2021

such

as Great

Place

to Work

and Top

Employers

in Brazil

and
Best Place to

Work

in Spain by

Forbes
Incentive Model
Atento

has

established

an

incentive

model aligned

with

the

Company’s

strategy

using

as the

key

drivers

(i)

the creation

of
shareholder

value, (ii) increased

growth

in our business

(particularly with new

clients), (iii)

business

profitability.
To pursue

the delivery of our strategic goals,

we periodically evaluate

the contribution

and development

of our employees. The
evaluation of our employees is performed

in our annual management

review,

which impacts many performances

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

spec
ialized team

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

the goal of improving

business

performance.
We

develop

a

high-performance

workforce

that

drives

organizational

goals,

promoting

and

facilitating

individual

and
organizational

effectiveness

through

the

design

and

implementation

of

programs

that

reinforce

Atento’s

commitment

to

employee
development

and company enrichment.

We

also work to enhance

Atento’s

employee experience to ensure

on the best and most engaged
team, which

helps guarantee

business

results and an excellent

customer experience.

Employee

Satisfaction
Employee’s

satisfaction

and engagement

level

is important

to

us. Thus,

we have

deployed

the Internal

Engagement

Survey.
This survey

measures perceptions

of employees about the work environment.

In 2021, 76,868

people responded,

(72% of the employees
who were

invited to respond

.
The Employee Net Promote Score (eNPS) is a method of measuring your employees ´willingness to recommend their workplace
to their

family or

friends.

An eNPS

score can

range from

-100 to

100. Generally,

a score of

50

is excellent.

Atento´s

2021 eNPS was
62%.
Labor/Collective

Negotiation
We

closely monitor

the management

of labor relations,

as it is an important

element for

the success

of our

business

and results
of operations.
As of December 31, 2021, we had collective

bargaining

agreements in place in six countries,

including Argentina,

Brazil, Chile,
Uruguay,

Mexico and

Spain, which

govern our relationships

with most employees

in those countries.

As of December

31, 2021, 74.6%
of our employees

were under collective

bargaining

agreements. See “Item

3. Key Information—D.

Risk Factors

—Internal Risks—If we
experience

challenges

with

respect to

labor relations,

our

overall

operating

costs

and profitability

could

be adversely

affected,

and our
reputation could

be harmed”. Our collective

bargaining

agreements

are generally renegotiated

every one

-to-three year with the principal
labor unions in the countries where we have such

agreements. In general, the collective bargaining agreements include terms that

regulate
remuneration,

minimum salary,

salary complements,

overtime, benefits,

bonuses,

and partial disability.
In Brazil,

our

most

important collective

bargaining

agreement

is in

São Paulo,

and it

is re-negotiated

every year.

In 2021,

we
agreed to increase

salaries 5.26%

for employees

in the base category

and 3.6% for all

other employees in

São Paulo

and Rio de Janeiro.
In Mexico,

our most

significant collective

bargaining

agreement,

in terms

of number

of employees,

is in Mexico

City

and it is
re-negotiated

every

year.

In

2021,

a

3%

salary

increase

was

agreed

for

all

employees

under

the

collective

bargaining

agreement,
compared

to a 3,5% increase

in 2020

and a 4.7%

increase in 2019.
In Spain, there is a collective

bargaining

agreement for all contact

center companies

in the country,

which is negotiated

through
the

“Asociación

de

Contact

Center

Española,”

a

committee

comprised

of

representatives

from

five

of

the

six

largest

contact

center
companies in

Spain, of which we

are one. The current

collective bargaining

agreement is automatically

renewed unless

a union opposes
it or request

a change in

any of the

current terms.
Termination

benefits

The Company

has a post

-employment health

care plan

for former employees

retired from

the Company who

contributed

for at
least 10 years; they are guaranteed

the right to remain on the Company's

policy for life. These termination

benefits are paid

to employees
when the

Atento

Group decides

to terminate their

employment

contracts

prior to the

usual retirement

age or when the

employee agrees
to resign voluntarily in exchange

for these

benefits. The Atento Group recognizes

these benefits

as an expense for the year, at

the earliest
of the

following

dates:

(a) when

the

Atento

Group

is no

longer

able to

withdraw

the

offer

for

these

benefits;

or (b)

when

the Atento
Group company

recognizes the costs

of a restructuring effort

as per IAS 37,

“Provisions, Contingent

Liabilities and Contingent

Assets”,
and when

this restructuring

entails

the payment

of termination

benefits.

When

benefits

are offered

in order

to encourage

the voluntary
resignation

of

employees,

termination

benefits

are

measured

on

the

basis

of

the number

of

employees

expected

to

accept

the

offer.
Benefits

to be paid

over more

than twelve

months from

the reporting date

are discounted

to their present value.
E.
Share

Ownership
Item 7.A. Major

Shareholders
ITEM 7. MAJOR

SHAREHOLDERS

AND RELATED

PARTY

TRANSACTIONS
A.
Major

Shareholders
Beneficial

ownership for the purposes

of the following tables is determined

in accordance

with the rules and

regulations of the
SEC. These

rules

generally

provide that a

person is the

beneficial

owner of securities

if such person

has or

shares the power

to vote
or direct

the voting

thereof,

or to

dispose

or direct

the

disposition

thereof

or has

the

right to

acquire

such

powers

within 60

days.
Shares

subject

to

options

that

are

currently

exercisable

or

exercisable

within

60

days

of

December

31,

2021

are

deemed

to

be
outstanding

and beneficially

owned

by the

person

holding the

options.

These

shares,

however, are

not deemed

outstanding

for the
purposes

of computing the

percentage

ownership

of any

other person.

Percentage

of beneficial

ownership

of our

ordinary

shares

is
based

on

ordinary

shares

outstanding

as of

December

31,

2021.

Except

as disclosed

in

the

footnotes

to this

table

and

subject

to
applicable

community

property

laws,

we believe

that each

shareholder

identified

in the

table

possesses

sole voting and investment
power over

all ordinary

shares shown

as beneficially owned

by the shareholder.

Unless

otherwise indicated

in the table or

footnotes
below,

the address

for each beneficial

owner is

C/ Santiago

de Compostela,

94, 9
th

floor, 28035,

Madrid, Spain.
As of December

31, 2021,

Atento

had 15,000,000 ordinary

shares. The

table

below presents

certain information

of December
31, 2021, regarding (i)

any person known to us as the owner of more than

5% of our outstanding

ordinary shares, (ii) the total amount
of ordinary shares

owned by the members

of our Board of Directors

and Executive Officers,

and (iii) any

person that

were Executive
Officer

during 2021:
Shares

Beneficially

Owned
Name
Number

of Shares
Percentage
Principal

Shareholder
(1)
:
HPS Investment

Partners,

LLC
3,804,729 25.36%
GIC Asset

Management Pte.,

LTD
3,278,035 21.85%
Farallon

Capital Management,

LLC
2,230,357 14.87%
Kyma Capital

Limited
750,210 5.0%
Executive

Officers and

Directors
(2) :
Virginia

Beltramini Trapero
4,388 0.03%
Dimitrius de

Oliveira
15,478 0.10%
Antonio Viana

Baptista
10,293 0.07%
David Garner

88,182 0.59%
Jose Antonio

de Sousa

Azevedo
28,700 0.19%
Cathrine Jooste

Chin
2,019 0.01%

(1)
Addresses on main shareholders

are reported

by the principal

shareholders

through 13G/A

and SC13D.
(2)
Addresses on Executive Officers and

Directors are: 1, rue

Hildegard

Von Bingen, 1282,

Luxembourg,

C/ Santiago

de Compostela 94, 28035, Madrid and

Rua
Paul Valery, 255,

8º andar, CEP

04719-050 |

São Paulo/SP

| Brasil
According

to our internal

share record,

which contains

information

regarding the

ownership

of our

shares the equity

securities
held

by holders

in the

host country

refers to

1,377,300

shares and

five of

a total

of 32

institutions

holders

refers

to holders

in the

host
country for

December

31, 2021.
B.
Related Party

Transactions
In the normal

course of business,

Atento

enters various transactions

with related parties.

Parties are considered

to be related

if
one

party

has

the

ability

to

control

or exercise

significant

influence

over

the other

party

in

making

financial

or operating

decisions.
Related parties

of Atento include

relationships amongst

different group

entities, key management

personnel and the

defined benefit

and
contribution

plans. Further information

on each

of these topics is included

below.
2014 Incentive

Plan and compensation

paid to directors
As explained

in

Section

6B

above,

the

2014

Incentive

Plan

provided

for

grants

of

stock

options,

stock

appreciation

rights,
restricted

stock,

other

stock-
based

awards

and

other

cash
-based

awards.

Directors,

officers

and

other

employees

of

us

and

our
subsidiaries,

as well

as others

performing

consulting

or advisory

services for

us, are

eligible

for grants

under the

2014

Incentive

Plan.
The purpose

of the 2014 Incentive

Plan is to

provide incentives

that will attract,

retain and motivate

high performing

officers,

directors,
employees and

consultants

by providing

them with appropriate incentives

and

rewards either through

a proprietary interest

in our long-
term success

or compensation based

on their performance

in fulfilling their

personal

responsibilities.
Refer to

Section 6B

above for more

details on

the compensation

paid to directors

Limitations

of Liability

and Indemnification

Matters
We

have entered

into

indemnification

agreements

with each

of our

current directors

and executive

officers.

These agreements
will require

us to indemnify

these individuals

to the fullest

extent permitted

under Luxembourg

law against

liabilities

that may arise

by
reason

of their

service

to us,

and to

advance

expenses

incurred

as a

result

of any

proceeding

against

them

as to

which

they

could

be
indemnified.

We

also intend to

enter into indemnification

agreements

with our future

directors

and executive

officers.
Policies and

Procedures

with

Respect

to Related

Party Transactions
We

have

adopted
policies

and

procedures

whereby

our

Audit

Committee

and

Compliance

Committee

is

responsible

for
reviewing

and

approving

related

party

transactions.

In addition,

our

Code

of

Ethics requires

that all

of

our

employees

and

directors
inform

the Company of any

material

transaction

or relationship that

comes to their

attention that

could reasonably

be expected to create
a conflict

of interest.

Further,

at least

annually,

each director

and executive

officer

is required

to report

any business

relationship

that
may

give

rise to

a conflict

of interest

and all

transactions

in which we

are involved

and

in which

the

executive

officer,

a director

or a
related

person has

a direct or indirect

material interest.
C.

Interests

of Experts

and Counsel
Not applicable.
ITEM 8. FINANCIAL

INFORMATION
A.

Consolidated

Statements

and Other Financial

Information
Consolidated

Financial

Statements
See “Item 18. Financial

Statements”, which

contains

our audited consolidated

financial statements

prepared in accordance with
IFRS as issued

by IASB.
Legal Proceedings

Atento

is involved

in legal

proceedings,

litigation

and claims

incidental

to the

conduct

of our

business,

the outcome

of whic
h
is inherently

uncertain.

Labor-related

litigation

account

for the

vast

majority

of

our

active

judicial

caseload

(with respect

to

the total
number of

outstanding

proceedings),

due to

the operational

cycle of

our business,

given that

agreements

with our

clients have

a direct
impact

on our workforce.

This implies both

individual

and collective employment

disputes

within normal

course of

business,

including
claims

for

dismissals

or

claims

concerning

other

employment

conditions

(i.e.,

daily

and

general

work

routines,

overtime

rules).

In
addition, we

are regularly

party to

ongoing disputes

with local social

security authorities

in the jurisdictions

in which we operate.
See specific details

regarding legal

proceedings

in Brazil,

Spain and Mexico

in 2021.
Brazil
Tax

Litigation
Tax

and Social

Security infraction

proceedings
As of December

31, 2021,

Atento

Brasil is party

to 74 disputes

ongoing with

the tax authorities

and social

security

authorities
for

various

reasons

relating to

infraction

proceedings

filed (42

on December

31,

2020)

which,

according

to

the Company’s

external
attorneys,

materialization

of the

risk event

is possible.

The

total

amount

of these

claims is

$32.7

million ($38.2

million on

December
31, 2020).
Goodwill

tax proceedings
In

March

2018,

Atento

Brasil

S.A.

an

indirect

subsidiary

of

Atento

S.A.

received

a

tax

notice

from

the

Brazilian

Federal
Revenue Service,

related

to Corporate

Income Tax

(IRPJ) and

Social Contribution

on Net

Income

(CSLL) for

the period

from

2013

to
2015.

Tax

authorities

has challenged

the disallowance

of the

expenses

related to goodwill

tax amortization,

the deductibility

of certain
financing

costs

originated by

the acquisition

of Atento

Brasil S.A.

by Bain

Capital

in 2012,

and

the Withholding

Income

Tax

for

the
period of

2012 related to

payments

made to

certain of our

former shareholders.
The amount of the tax assessment

from

the Brazilian Federal Revenue Service,

not including interest and penalties,

was 350,542
thousand

Brazilian Reais (approximately 62,028 thousand

U.S.

dollars considering

the current currency exchange

rate) and was assessed
by the

Company’s

outside

legal counsel

as possible

loss

to the

merit discussion.

Since we

disagree

with

the proposed

tax asse

ssment,
we are

defending

our position,

which we

believe is

meritorious,

through applicable

administrative

and, if

necessary,

judicial

remedies.
On

September

26th,

2018

the

Federal

Tax

Office

issued

a

decision

accepting

the

application

of

the

statute

of

limitation

on

the
withholding

tax

discussion.

We

and

the

Public

Attorney

appealed

to

the

Administrative

Tribunal

(CARF).

On

February

11th,

2020
CARF

issued

a partially

favourable

decision

to

Atento,

confirming

the

application

of the

statute

of limitation

on

the withholding

tax
discussion

and reducing the penalty

imposed.

On September

18, 2020 the

decision

issued by CARF

regarding

the Withholding

Income
Tax

became final (the

Public Attorney

filed a Special Appeal challenging

the penalty reduction

and Atento

Brasil filed

a Special Appeal
challenging the goodwill

and the financing costs

discussion.

Both Appeals were not judged yet). Thus, the tax at stake

was reduced

from
350,542

thousand

Brazilian Reais

to

230,771

thousand

Brazilian Reais

(approximately

40,844

thousand

U.S. dollars

considering

the
current currency

exchange

rate). Based

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

10th,

2020 with

the notification

of a

tax assessment

that rejected

the deductibility

of

the above-
mentioned

financing expenses

and the deductibility

of the tax

amortization of

goodwill.
The total

tax assessment

notified by

the Brazilian

Federal

Revenue Service,

not including

interest

and penalties,

was

101,604
thousand

Brazilian Reais

(approximately

17,979

thousand

U.S. dollars

considering

the

current

currency

exchange

rate).

We

disagree
with the proposed

tax assessment

and we are defending

our position,

which we believe is meritorious, through

applicable administrative
and, if necessary,

judicial remedies.
Labor Litigation

As of December

31,

2021, Atento

Brasil

was involved

in 8.411

labor-related

disputes

(9,208 labor

as of December

31,

2020),
being 8.271

of labor

massive

and 56

of outliers

and 84

others,

filed by

Atento’s

employees

or ex-employees

for various

reasons,

such
as dismissals

or claims

over

employment

conditions

in general.

The

total amount

of the

main

claims classified

as possible

was

$ 29.1
million

($33.6

million

on

December

31,

2020),

of

which

$

16.1

million

Labor

Massive

-related, $2,717

thousand

U.S dollars

Labor
Outliers-related and

$12.5 million

Special Labor

cases related.
Civil Litigation
As of December

31, 2021, Atento

Brasil S.A. is party to 9 civil

lawsuits ongoing

for various reasons

(

10 on December

31, 2020)
which, according

to the Company’s

external

attorneys,

materialization

of the

risk event is

possible. The

total amount

of the

claims is $
3.259 thousand

U.S dollars ($ 3,464

million on

December

31, 2020).
Mexico
At December 31,

2021, Atento

Mexico through

its two entities (Atento

Servicios, S.A.

de C.V.

and Atento

Atencion y

Servicios,
S.A.

de C.V.)

is a

party of

1,221

labor

related

disputes

filed by Atento

employees

or former

employees

for

different reasons,

such as
dismissals

and disagreements

regarding

employment

conditions.

According

to the

Company’s

external

lawyers, materialization

of

the
risk event

is possible for

a total amount

of $14,487

million.
Dividend Distributions
The indenture

governing

our Senior

Secured Notes

due 2026

and the

Super

Senior Revolving

Credit Facility

Agreement

with
IDB

Invest restrict

our

ability to declare

and pay dividends

on our ordinary

shares. This

restriction

is subject

to a number

of important
exceptions

and qualifications.

For example,

we would

be able

to declare

and pay

dividends if

(i) we have

sufficient

capacity

under the
build-up basket in the indenture and the Super Senior Revolving

Credit Facility Agreement

to make a restricted payment (which includes
the declaration

and payment of dividends),

no default is continuing

or would result

from the declaration

and payment of

such

dividends,

and

$1.0

of

ratio

debt

could

be

incurred

under

the

debt

covenant

in

the

indenture

and

the

Super

Senior

Revolving

Credit

Facility
Agreement on

a pro forma basis

after declaring

and paying

the dividends,

(ii) the aggregate

amount of restricted

payments (inclusive

of
the dividends

declared

and paid) outstanding

at the time the dividends

were

declared or

paid do not exceed

the greater

of $30.0

million
and 17.5%

of last

twelve months

EBITDA

or (iii)

the dividends

declared

and paid

do not

exceed 6.0%

of market

capitalization

in any
fiscal

year.

Our ability

to declare

and pay

dividends

on our ordinary

shares may

be further

restricted

by the

terms of

any of

our future
debt or preferred

securities.

In addition,

under Luxembourg

law,

at least 5%

of our net profits

per year

must be

allocated to

the creation
of a

legal reserve

until such

reserve has

reached

an

amount

equal to 10%

of our

issued share

capital.

If the

legal reserve

subsequently
falls

below

the

10%

threshold,

5%

of

net

profits

again

must

be

allocated

toward

the

reserve

until

such

reserve

returns

to

the

10%
threshold.
If the

legal

reserve subsequently

falls below

the 10%

threshold,

5%

of net

profits

again must

be

allocated

toward the

reserve
until such

reserve returns

to the

10% threshold.

If the

legal

reserve exceeds

10%

of our

issued

share capital,

the

legal reserve

may be
reduced. The legal

reserve is not available for

distribution. Additionally,

because

we are a holding company, our

ability to pay dividends
on our ordinary

shares is

conditioned

by the ability of

our subsidiaries

to pay dividends

or make distributions

to us.
Pursuant to our articles

of incorporation,

our board of directors has

the power to distribute

interim dividends in accordance

with
applicable

Luxembourg

law.

The amount to

be distributed

by the board

of directors may

not exceed the

total profits

made since

the end
of the

last financial

year

for which

the accounts

have been

approved,

plus

any

profits

carried forward and

sums

drawn from

reserves
available for

this purpose, less

losses

carried forward and any

sums to be placed to

reserve pursuant

to the

requirements of

Luxembourg
law or of our

articles of incorporation.

Notwithstanding

the foregoing,

dividends may

also be declared

by a simple majority

vote of our
shareholders

at

an

annual

general

shareholders

meeting,

typically

but not

necessarily,

based

on the

recommendation

of our

board

of
directors.

All shares

of our

capital

stock grant

par passu

rights with

respect

to the

payment

of dividends.

Any

future

determination

to
pay

dividends

will

be

subject

to

compliance

with

covenants

in current

and

future

agreements

governing

our

indebtedness,

and will
depen

d

upon

our

results

of

operations,

financial

condition,

capital

requirements

and

other

factors

that

our

board

of

directors

deems
relevant.
B.

Significant

Changes

Except as otherwise disclosed

in our consolidated

financial statements and in this An

nual Report, there have been no significant
change

s

in our business,

financial conditions

or results

since December

31, 2021.
ITEM 9. THE

OFFER AND

LISTING
A.

Offer and Listing

Details
Not applicable.
B.

Plan of

Distribution
Not applicable.
C.

Markets
The Company’s

ordinary shares

trade on

the NYSE

under the symbol

“
ATTO ”.
D.

Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F.

Expenses

of the

Issue
Not applicable.
ITEM 10.

ADDITIONAL

INFORMATION
A.
Share

Capital
As of December

31, 2021, our

issued share

capital amounts

to €33,978.85,

represented

by 15,000,000

shares, after

the reverse
split

adopted

by

the

EGM

on July

28
th
,

2020.

The

extraordinary

general

meeting

of shareholders

resolved

to approve

to

convert

the
seventy

-five

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
“
5.1 The

Company’s

share

capital

is set

at thirty

-three thousand

nine hundred

and seventy

-eight

euro

eighty

-five cents (EUR
33,978.85),

represented

by fifteen million

(15,000,000)

shares without

nominal value.
”

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

and “—
Amendment

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

the shareholder

’s register.

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

in book entry

form.
Issuance

of Shares
Pursuant

to the

Luxembourg

Corporate

Law,

the issuance

of ordinary

shares

requires the

approval by

the

general

meeting of
shareholders

at

the quorum

and

majority

provided

for

the amendment

of articles

(see

“—General

Meeting

of

Shareholders”

and “—
Amendment

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

is no redemption

or sinking fund provisions

applicable

to our ordinary
shares.
Pre-Emptive

Rights
Unless

limited,

waived

or cancelled

by

our board

of directors

(see

“—Share

Capital”),

holders

of our

ordinary

shares

have a
pro

rata pre

-emptive

right to

subscribe

for any

new shares

issued

for cash

consideration.

Our

articles of

association

provide that

pre-
emptive

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
●
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

●
the repurchase

may not

reduce our

net assets

on a non-consolidated

basis to

a level

below the

aggregate

of the

issued and
subscribed

share capital

and the reserves

that we must maintain

pursuant

to Luxembourg

law or our articles

of association;
and
●
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

$1.3 million

and during

2021,

the Company

repurchased

43,078 shares

at the total

cost
of $0.8 million
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

Rights—
Extraordinary

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

In such
case

,

the general meeting of shareholders

must be held within one

-month of the request. If the requested

general meeting of shareholders
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

associ

ation and certain other limited

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

restrictio
ns

as to

the

voting

of

our

shares by

non
-
Luxembourg

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
meeting to

questions

concerning items

on the

agenda of

that general

meeting of

shareholders,

if such

responses

are necessary or useful
for a shareholder

to make an

informed

decision concerning

such agenda

item,

unless a response

to such questions

could be detrimental
to our interests.
Board of Directors
The management of Atento

is vested in a

board of directors. Our

articles of association

will

provide that the board must comprise
at least three

members. The

board meets

as often as Company

interests

require.
A

majority

of the

members

of the

board

present

or represented

at a

board

meeting

constitutes

a quorum, and

resolutions

are
adopted

by

the

simple

majority

vote

of the

board

members

present

or

represented.

The

board

may

also

take

decisions

by

means

of
resolutions

in writing signed

by all directors.

Each director

has one

vote.
The general

shareholders’

meeting

elects’ directors

and decides

their respective

terms.

Under Luxembourg

law,

directors may
be reelected but the term of their

office may not exceed 6 years. Our

articles of association

will

provide that

the directors shall

be elected
on a

staggered

basis, with one

third (1/3)

of the directors

being elected

each year.

The

general

shareholders’

meeting

may dismiss

one
or more directors

at any time, with

or without cause

by a simple majority

of votes

cast at a general meeting

of shareholders.

If the board
has

a vacancy,

the remaining

directors

have the

right to

fill

such

vacancy

on a

temporary

basis

pursuant

to the

affirmative

vote

of a
majority

of the remaining

directors. The

term of

a temporary director

elected

to fill a vacancy

expires at the

end of the

term of office

of
the

replaced

director,

provided,

however,

that

the

next

general

shareholders’

meeting

shall

be

requested

definitively

to

elect

any
temporary director.
Within

the limits

provided

for by

law,

our board

may

delegate

to one

or more persons

the daily

management

of the Company
and the authority

to represent

the Company.
No director

shall, solely

as a result

of being

a director,

be prevented

from

contracting

with us,

either with

regard

to his tenure
in any

office or

place of profit

or as vendor,

purchaser

or in any

other manner

whatsoever,

nor shall

any contract

in which

any director
is in any

way interested

be liable

to be voided

merely

on account of

his position

as director,

nor shall

any director

who

is so interested
be

liable

to

account

to

us

or the

shareholders

for

any

remuneration,

profit

or

other

benefit

realized

by

the

contract

by

reason

of

the
director holding

that office

or of the fiduciary

relationship

thereby established.
Any director

having an interest

in a transaction

submitted for approval

to the board may not participate

in the deliberations

and
vote

thereon,

unless

the transaction

is not

in

the

ordinary

course

of

the

Company’s

business

and that

conflicts

with

the

Company’s
interest, in

which case

the director

shall be

obliged

to advise

the board

thereof and

to cause

a record

of his

statement

to be included

in
the

minutes

of the

meeting.

He may

not take

part

in these

deliberations

nor

vote

on

such

a transaction.

At

the next

general

meeting,
before

any other

resolution

is put

to a

vote, a

special

report shall

be

made on

any transactions

in which

any of

the directors

may

have
had an

interest that conflicts

with our interest.
No shareholdi

ng qualification

for directors

is required.
Our

articles of

association

provide that

directors

and officers,

past

and present,

are entitled

to

indemnification

from

us to

the
fullest extent

permitted by

Luxemburg law

against liability

and all expenses

reasonably

incurred

or paid by him

in connection

with

any
claim, action,

suit or proceeding

in which

he is involved

by virtue

of his being

or having been

a director or officer

and aga

inst amounts
paid or incurred

by him in

the settlement thereof.

We may

purchase

and maintain insurance

for any director

or other officer

against

any
such liability.

No indemnification

is provided

against

any liability

to us

or our

shareholders

(i) by reason

of willful

misfeasance,

bad faith,
gross

negligence

or reckless

disregard

of

the duties

of a

director or

officer; (ii)

with respect

to any

matter

as to

which

any

director or
officer

shall have

been finally

adjudicated

to have

acted in

bad

faith and

not in

the

interest

of the

Company;

or (iii)

in

the event

of a
settlement, unless

approved

by a court

or the board

of directors.
Transfer

Agent and Registrar

The

transfer agent

and registrar

for our

ordinary

shares is

American

Stock Transfer

& Trust

Company,

LLC. with

an address
of 6201 15th

Avenue,

Brooklyn,

New York

11219.
C.

Material

Contracts
We

are

party

to

a

Master

Service

Agreement

with

Telefónica.

On

November

7,

2016,

Atento

Luxco

1, S.A.

(“Luxco”),

a
subsidiary

of

Atento

S.A.,

entered

into

Amendment

Agreement

No.2

(the

“Amendment”)

to

the Master

Services

Agreement

by

and
between

Luxco (f/k/a BC

Luxco 1, S.A.) and Telefónica,

S.A. (“Telefónica”),

dated December

11, 2012 (as amended,

the “MSA”). The
Amendment

strengthens

and extends the Company’s

strategic relationship

with Telefónica,

its largest

client.
The

Amendment

provides

for

the following:

a guaranty

the Company

will

maintain at

least our

current share

of Telefónica’s
spending

in all key contracts,

revised invoicing

and collection

processes

in

all key markets,

a two-year extension

of the MSA

for Brazil
and Spain until

December

31, 2023 as

well as a reset

of volume

targets for

these countries;

and certain

other amendments.

On

November

2019,

the

parties

agreed

on

decreasing

the

minimum

revenue

thresholds

for

Spain.

In

consideration

of

this
reduction,

the

entity

Telefónica

de

España

S.A.

(a

Subsidiary

of

Telefónica,

“Telefónica

España”)

and Atento

Teleservicios

España
S.A.U.

(entity

fully

owned

by the

provider

“Atento

España”),

have entered

into

an

agreement

dated

on

November

1,

2019,

with

the
purpose

to, among

other agreements,

boost

the digitalization

of the

services

rendered

to Telefónica

España.

Additionally,

Telefónica
España, will,

subject to the

conditions

stated

in such agreement,

collaborate

with certain amount

to Atento España.
For

a description

of

the MSA

see “Item

4. Information

on the

Company—B.

Business

Overview—Our

Clients—Telefónica
S.A.

Master

Service

Agreement”

as

well

as the

full

text of

the

agreement

and

its amendment

executed

in

November

2016,

a copy

of
which is filed

as Exhibit

4.5.
D. Exchange

Controls
There are no

legislative or other

legal provisions

currently in

force in Luxembourg

or arising under

ours

articles of association
that restrict

the payment

of dividends

to holders

of Atento

shares by

reason of

such holders

not being

resident in

Luxembourg,

except
for regulations

restricting

the remittance

of dividends

and other

payments

in compliance

with United

Nations and EU

sanctions.

There
are no

limitations,

either under

the laws

of Luxembourg

or in

the

articles of

association,

on the

right of

non-Luxembourg

nationals

to
hold or vote

Atento

shares.
E. Taxation
Luxembourg

Tax

Considerations
The

following

is

a

summary

discussion

of

the

material

Luxembourg

tax

considerations

of

the

acquisition,

ownership

and
disposition

of your ordinary

shares that

may be applicable

to you if

you acquire

our ordinary shares.
It is not intended

to be, nor should

it be construed

to be, legal or tax advice.

This discussion

is based on Luxembourg

laws

and
regulations as they stand

on the date of this Annual Report

and is subject to any change

in law or regulations

or changes

in

interpretation
or

application

thereof

(and

which

may

possibly

have

a retroactive

effect).

Prospective

investors

should

therefore

consult

their

own
professional

advisers as

to the effects

of state,

local

or foreign laws

and regulations,

including

Luxembourg

tax law and

regulations,

to
which they

may

be subject.
As used herein, a “Luxembourg

individual” means

an individual resident in

Luxembourg

who is subject to personal

income tax
( impôt sur le revenu
)

and a solidarity surcharge

(
contribution

au fonds pour l’emploi
)

on his or her worldwide income from Luxembourg
or foreign

sources,

and a

“Luxembourg

corporate

holder”

means

a company

(that is,

a fully

taxable collectivity

within

the meaning

of
Article

159

of the

Luxembourg

Income

Tax

Law) resident

in Luxembourg

subject

to corporate

income

tax (
impôt

sur le

revenu

des

collectivités
),

municipal business

tax (
impôt commercial

communal
) and a solidarity surcharge

(
contribution

au fonds pour l’emploi
) on
its worldwide

income from Luxembourg

or foreign sources.

Luxembourg

corporate holders may

also be subject to net

wealth tax (
impôt
sur

la

fortune
)

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
●
within six months

from the acquisition,

the capital gain or liquidation

proceeds

will be taxed at progressive

income tax rates
(currently

ranging from

0 to 45.78%);
●
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

is 24.94%

for the

fiscal

year ended

2020 and

2021

for a

Luxembourg

corporate

holder

established

in Luxembourg-
City.

An exemption

from

such taxes

may be

available to

the Luxembourg

resident

corporate

holder

pursuant

to Article 1

of the

Grand
Ducal

Decree dated

December

21, 2001

as amended,

in

combination

with

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
A corporate non

-Luxembourg

Holder, (that

is, a collectivité within

the meaning of Article

159 of the Luxembourg

Income Tax
Law),

which

has

a

permanent

establishment

or

a permanent

representative

in

Luxembourg

to

which

or

whom

the

shares

would be
attributab

le, will bear corporate

income tax

and municipal

business

tax

on a gain realized

on a disposal

of such shares

as set forth above
for a

Luxembourg

corporate

holder.

In the

same way,

gains realized

on the

sale

of the

shares

through

a permanent

establishmen

t

or a
permanent

representative

may benefit from

the full

exemption provided

for by Article

166 of the Luxembourg

Income Tax

Law and

by

the Grand

Ducal

Decree of

December

21, 2001

subject in

each case

to anti

-abuse rules

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

need

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

above

-mentioned

categories,

provided

each

time

that at

the

date

of payment,

the

holder

has

held

or

commits

itself

to
continue

to

hold

directly

or

through

a

tax

transparent

vehicle,

during

an

uninterrupted

period

of

at

least

twelve

months,

shares
representing

at least 10%

of the share capital

of the Company

or which had

an acquisition price

of at least €1,200,000.
Luxembourg

Holders

Except

for

Luxembourg

corporate

holders

benefiting

from

the

exemption

referred

to above,

Luxembourg

individual

holders, and
Luxembourg

corporate

holders

fully

subject

to

Luxembourg

corporate

tax,

must

include

the

distributions

paid

on the

shares

in

their
taxable

income,

50%

of

the

amount

of

such

dividends

being

exempt

from

tax.

The

applicable

withholding

tax

can,

under

certain
conditions,

entitle the

relevant Luxembourg

Holder to a tax

credit
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

(
Bewertungsgesetz
),

as amended.

A minimum

net wealth

tax charge

applies as

of January

1, 2016

for all

corporate

entities having

their statutory

seat or

central
administration

in Luxembourg.

Subject to

certain conditions,

the amount

of minimum net

wealth tax may

vary.
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

by Paragraph

60

of the

Luxembourg
Law of October

16, 1934 on the

valuation

of assets

(Bewertungsgesetz), as amended.
Stamp and Registration

Taxes

No registration

tax or stamp

duty will be

payable by a holder

of shares in Luxembourg

solely upon

the disposal

of shares or by
sale or

exchange unless

registered

in a notarial

deed or otherwise

registered

in Luxembourg.
ATAD

rules

The

European

Council

has

adopted

two Anti

-Tax Avoidance

Directives:

Council

Directive

(EU) 2016/1164

of 12

July 2016
laying down

rules

against

tax avoidance

practices

that directly

affect

the functioning

of the

internal

market

(“ATAD

I”) and

Directive
2017/952/EU

of 29 May

2017 amending

ATAD

I as regards

hybrid mismatches

with third countries

(“ATAD

II”) that address

many of
the issues

mentioned

above.

The

measures

included

in

ATAD

I

were implemented

into

Luxembourg

law

on

December

21, 2018

and
almost all of them

have been

applicable since

January 1, 2019.

The measures included

in ATAD

II were implemented

into Luxembo
urg
law

on

December

19,

2019

and

almost

all

of

them

have

been applicable

since

January

1, 2020.

ATAD

I

and

ATAD

II may

have

a
material impact

on how returns

to shareholders

are taxed.
F.

Dividends and

paying agents
Not applicable.
G.

Statements

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

28035 Madrid

—Spain

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

us and ensures

that appropriate

risk mitigation

strategies

are

implemented

by

management.

The

board

of

directors

is

also

apprised

of

particular

risk

management

matters

in

connection

with

its
general

oversight

and approval of

corporate matters

and significant

transactions.
Our board of directors delegated to the Audit Committee

oversight

of our

risk management process.

Our other board committees
also consider

and address

the risks

as they perform

their respective

committee

responsibilities.

All committees

report

to the

full board
of directors as

appropriate, including

when a

matter rises

to the level of

a material or enterprise

level

risk.
Our management is responsible

for day-to-day risk management. This

oversight

includes identifying, evaluating

and addressing
potential risks

that may exist

at the enterprise,

strategic, financial,

operational, compliance

and reporting

levels.
The

Atento

Group’s

activities

are exposed

to market

risks:

(foreign

currency risk

and interest

rate risk).

The

Atento

Group’s
global risk management

policy aims

to minimize the potential

adverse effects

of these risks on the Atento

Group’s

financial returns. The
Atento

Group also

uses

derivative financial

instruments to

hedge certain

risk exposures.
a) Market

risk
Interest

rate risk in

respect

of cash flow

and fair value
Interest

risk arises

mainly

as a result

of changes

in interest rates

which affect

finance

costs

of debt bearing

interest

at variable
rates

(or

short

-term maturity

debt

expected

to

be

renewed),

as

a result

of

fluctuations

in

interest

rates,

and

the

value

of

non-current
liabilities

that bear

interest at fixed

rates.
Atento

Group’s

finance

costs

are exposed to fluctuations

in interest rates.

On December

31,

2021, 4.4% of

financial debt

with
third parties (not including

derivative

financial instrument)

bore interests at variable

rates, while

on December 31,

2020 this amount was
4,5%. In

both 2020

and 2021,

the exposure

was to the Brazilian

CDI rate and

the TJLP

(Brazilian Long-Term

Interest

Rate).
We

also have

exposure to

the Brazilian

CDI rate

on some of

our cross

-currency swaps entered

after the

Senior Secured

Notes
refinancing

in February 2021. In such

instruments, we

exchange a fixed amount

of U.S. dollars for

a variable amount of

Brazilian Reais,
which is determined

as a percentage

of CDI (the

Brazilian Interbank

Market Rate).
The table below

shows the

change in fair value

(variation)

of a +/100 basis

points variation

in interest rate:
Thousands

of U.S. dollars
INTEREST

RATE
2021
FAIR

VALUE
(39,956)
+1%
(4,981)
-1%
2,306
Foreign

currency

risk
Our foreign currency

risk arises from local

currency revenues,

receivables, and payables,

while the U.S. dollar is our functional
and

reporting

currency.

We

benefit

to

a

certain

degree

from

the

fact that

the

revenue

we

collect

in each

country,

in

which

we

have
operations,

is generally

denominated

in the same

currency as the

majority of

the expenses

we incur.
In accordance

with our

risk management

policy,

whenever we

deem it appropriate,

we

manage foreign

currency risk

by using
derivatives

to hedge

any exposure

incurred

in currencies other

than

those of the functional

currency of the

countries.
The main source of our foreign currency risk is

related to our operations in foreign countries

with functional currencies different
than U.S Dollars.

To reduce

the foreign

currency risk

in our operations

in Spain,

Peru and Brazil,

Spain we

entered

into cross-currency
swaps pursuant

to which

we exchange

a fixed

amount

of U.S.

dollars

for

a fixed

amount of

Euro

and Peruvian

Soles

(fixed-fixed rate
cross

-currency swaps),

and a

fixed amount

of U.S.

dollars

for

a variable

amount

of Brazilian

Reais

(fixed-floating

rate cross

-currency
swaps).

The total amount

of interest

(coupon)

payments

is covered

until the final

maturity

date (February

2026) of

the Senior

Secured
Notes due 2026. The

cross

-currency swaps in place also include

Principal Exchange in

the same currency pairs

mentioned

above, which
mature in February

2024. The referred

cross

-currency swaps are the

only derivative

transactions

we have in place

in Atento

Group.
As of December

31, 2021,

the estimated

fair value

of the

cross

-currency swaps totaled

a net liability

of 39,956

thousand

U.S.
dollars

(net asset

of 5,868 thousand

U.S.

dollars

as of December

31, 2020).
The

table

below shows

the change

in fair

value

(variation)

of a

+/-10 percentage

points

on exchange

rate on

the value

of the
cross

-currency swaps:
Thousands

of U.S. dollars
CROSS-CURRENCY

FX
2021
FAIR

VALUE
(39,956)
+10.0% 30,748
-10.0% (31,301)
For additional

information

on the interest

rate risk and

foreign currency

risk, see Notes

4 and 14

to our consolidated

financial
statements.
Sensitivity

analysis of foreign

currency

risk
The Atento

Group has reasonable

control over

its foreign

currency risks,

as its financial

assets

(cash and cash equivalents)

and
financial liabilities

(Finance Leases and other borrowings)

denominated

in currencies other than

their functional are adequat

ely matched.
We performed

a sensitivity analysis

based on the outstanding

volume of

financial assets

and liabilities

and we applied a 10% appreciation
of each

asset/liability

currency

versus

the functional

currency which

highlights

the

limited

impact

that such

event

would

have on

the
income

statements

is U.S.

dollars. A

sensitivity

analysis

of foreign

currency

risk for

the

Atento

Group’s

is provided

in Note

4 of

the
consolidated

financial statements.
Country risk
To manage

or mitigate

country

risk, we

repatriate

the funds

generated in

the Americas

and Brazil

that are not

required

for the
pursuit of

new profitable

business

opportunities in the region

and subject to

the restrictions

of our

financing

agreements.
b) Credit

risk
The

Atento

Group

seeks

to

conduct

all

of

its

business

with reputable

national

and

international

companies

and

institutions
established

in their countries

of origin,

to minimize

credit risk. As

a result of this

policy,

the Atento

Group has no

material

adjustments
to make to

its credit accounts.
Credit

risk

arising

from

cash

and

cash

equivalents

is managed

by

placing

cash

surpluses

in

high

quality

and

highly

liquid
money-market

assets.

These placements are

regulated

by a master agreement

revised annually

based on

the conditions

prevailing in

the
markets

and

the

countries

where

Atento

operates.

The

master

agreement

establishes:

(i)

the

maximum

amounts

to

be

invested

per
counterparty,

based

on

their

ratings

(long-

and

short

-term

debt

ratings);

(ii)

the

maximum

period

of

the

investment;

and

(iii)

the
instruments

in which the

surpluses

may be invested.
The Atento

Group’s

maximum

exposure

to credit

risk is primarily

limited to

the carrying

amounts

of its

financial

assets.

The
Atento

Group holds no

guarantees

as collection

insurance.
c) Liquidity

risk
On December 2021,

the Company has

presented

in

your Consolidated

Financial

Statement a negative

shareholders’

equity and,
due to

this fact,the

Company performed

an extensive

analysis over

events

and transactions

that arise

deterioration

of equity.

Company
identified

that main

factors

in

which this

decrease

was

driven

by

refers to

non-cash

events

and when

it’s

excluded

any effect

of non-

cash, operating profit

are being generated. The

directors have, at the time of approving

the financial statements,

a reasonable expectation
that the Group

have adequate

resources

to continue

in operational

existence

for the

foreseeable

future. Thus,

they continue

to

adopt the
going concern

basis of

accounting

in preparing

the financial

statements.

The Atento

Group seeks

to match its debt

maturity

schedule to
its

capacity

to

generate

cash

flows by

operation

to

meet the

payments

of financial commitments

and

also

the

Company has

available
credit facility

such as Super

Senior Revolving

Credit which

provides borrowings

capacity

of up

to 25,000 as

of December

31, 2021.

In
practice,

this

has

meant

that

the

Atento

Group’s

average

debt

maturity

must

be

long

enough

to

support

business

operation

normal
conditions

(assuming

that

internal projections

are met). A

maturity schedule

for the

Atento

Group’s

financial liabilities is

provided

in
Note 16.
ITEM 12.

DESCRIPTION

OF SECURITIES

OTHER THAN

EQUITY

SECURITIES
Not applicable.
PART

II
ITEM 13.

DEFAULTS,

DIVIDENDS

ARREARAGES

AND DELINQUENCIES
Not applicable.
ITEM 14.

MATERIAL

MODIFICATIONS

TO THE

RIGHTS OF

SECURITY

HOLDERS

AND USE OF

PROCEEDS
Not applicable.
ITEM
15. CONTROLS

AND PROCEDURES
A.
Disclosure

Controls

and Procedures
As of December

31, 2021,

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

2021

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

and (3)

provide reasonable

assurance

regarding prevention
or

timely

detection

of

unauthorized

acquisition,

use,

or disposition

of

the

Company’s

assets

that could

have

a material

effect

on

the
financial statements.

Because of inherent

limitations of internal

control over

financial reporting,

including the possibility

of collusion or
improper Management

override

of controls,

material

misstatements

due to

error or

fraud may

not be

prevented

or detected

on a

timely

basis.

Therefore,

even

those

systems

determined

to

be

effective

can

provide

only

reasonable

assurance

with

respect

to

financial
statements

preparation

and presentation.
Management has assessed

the effectiveness

of the Company’s internal control over financial

reporting as of December 31, 2021
based

on

the

criteria

established

in

the

Internal

Control

—

Integrated

Framework

(2013)

issued

by

the

Committee

of

Sponsoring
Organizations

of the Treadway

Commission

(“COSO”).

Based

on

such

assessment

and

criteria,

Management

has

concluded

that

the

Company’s

internal

controls

over

financial
reporting are

effective

as of December

31, 2021.
C.

Attestation

Report

of the Registered

Public

Accounting

Firm
Deloitte

Touche

Tohmatsu

Auditores

Independentes

Ltda. the

independent

registered

public accounting

firm that

has

audited
our consolidated

financial statements,

has issued

an attestation report on the effectiveness

of our internal control over

financial reporting
as of December

31, 2021 dated April

29,

2022

and included

herein, expressed

an unqualified

opinion. This

attestation

report appears on
page F-2.
D.

Changes in

Internal Control

over Financial

Reporting
There were no changes

in

our internal control

over financial reporting

for the year ended December

31, 2021 that has materially
affected,

or is reasonably

likely to

materially affect,

our internal

control

over financial

reporting.
ITEM

16. [RESERVED]
ITEM 16A.

AUDIT COMMITTEE

FINANCIAL

EXPERT

Our

Audit

Committee

consists

of

Antonio

Viana,

Robert

William

Payne

and

David

Garner.

Our

board

of

directors

has
determined

that

Antonio

Viana

qualifies

as

an

“audit

committee

financial

expert,”

as

such

term

is

defined

in

Item

407(d)(5)(ii)

of
Regulation

S-K and meets

the applicable independence

requirements

of the SEC

and the NYSE

listing standard.

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

31, 2021

is set

forth in Exhibit

11.1

to this

Annual
Report.
ITEM 16C.

PRINCIPAL

ACCOUNTANT

FEES AND

SERVICES
The

following

table sets

forth by

category

of service

the

total fees

for services

performed

in 2020

and 2021

by our

principal
accountants,

Ernst &

Young

Auditores

Independentes

S.S., including

fees

from

member

firms

Ernst &

Young

(2020) and

Deloitte
Touch

e

Tohmatsu

Auditores

Independentes

Ltda, including fees

from member

firms Deloitte

(2021). All

services and

fees were pre-
approved

by the Audit

Committee

Chair:
Thousands

of U.S. dollars
2020 2021
Audit-fees (*) 1,327 1,682
Audit-related fees (**) 422 23
All other fees (***) 106 -
Total 1,855 1,705

(*)

Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange
Commission (SEC) and local statutory

audits of

subsidiaries of the Atento Group.
(**)

Audit-related fees: in 2020 includes fees related to issue comfort letters. In 2021 includes attest services for one subsidiary of the Atento
Group.
(***)

Other fees in 2020 include service of evaluating industries key trends and potential strategic for the Brazilian market. The fees which were pre-approved

by Audit Committee as determined by the section 201 and 202 of the Sarbanes Oxley Act.
ITEM 16D.

EXEMPTIONS

FROM THE

LISTING

STANDARDS

FOR AUDIT

COMMITTEES
Not applicable.
ITEM 16E.

PURCHASES

OF EQUITY

SECURITIES

BY THE ISSUER

AND AFFILIATED

PURCHASERS
The following

table

reflects purchases

of our equity securities

by us or our affiliates

in 2021.
Atento S.A.

– Buyback
Period
Total

Number

of
Shares

Purchased
Average

Price
Paid per

Share

in
USD
Total

Number

of
Shares

Purchased

as
Part of Publicly
Announced

Plans or
Programs
(1) (2)
January 2021

3,900

15.35

3,900

March 2021

14,655

21.18

18,555

May 2021

19,932

20.36

38,487

June 2021

2,200

20.28

40,687

August

2021

2,391

25.21

43,078

Total

43,078

20.48
(1)
On February 4, 2020, the

shareholder’s

meeting of the Company

approved

the renewal

of the authorization

to the

Board of Directors

to acquire

its own
fully paid-up shares on the New

York Stock Exchange or

any other exchange

without

making an acquisition

offer to the

shareholders

of the Company,

for
a period of 5 years, for a

maximum number

of shares to

be acquired,

which shall be

up to 30% of the Company’s

share capital. On February

26, 2020,

our
Board of Directors approved

a new

share buyback program,

pursuant

to the program

approved

by shareholders

on February

4, 2020. The

program
authorized by the Board

of Directors is

limited to $30.0

million in up

to 12 months,

beginning

March 2020. Until

March 2021,

the Company

purchased
less than $2.0 million under the

Plan approved

by the Board.
(2)
The “Total

Number

of Shares Purchased

as Part of Publicly

Announced

Plans or Programs”

in 2021 was

3,900 in January 2021, 18,555

in March

2021,
38,487 in May 2021, 40,687

in June 2021,

43,078 in August

2021. In 2020, the

“Total Number of

Shares Purchased

as Part

of Publicly Announced

Plans
or Programs” was

169,739.
ITEM 16F.

CHANGE

IN REGISTRANT’S

CERTIFYING

ACCOUNTANT
On

April 2,

2021

the Audit

Committee

authorized

the

dismissal

of

Ernst &

Young

Auditores

Independentes

S.S. (“E&Y”),
effective following

the completion of E&Y audit of and the issuance of its report on the consolidated

financial

statements

of the Company
for the fiscal year ended December

31, 2020, to be included in the Company’s

Annual Report on Form 20-F for

such period (the “Annual
Report”), and

upon the

filing of the

Annual

Report with the

U.S. Securities

and Exchange

Commission

(the “SEC”).

E&Y was notified of the

dismissal on April 2, 2021. No

previous audit report

of E&Y on the Company’s

consolidated

financial
statements

contained

an

adverse

opinion

or

a

disclaimer

of

opinion,

or

was

qualified

or

modified

as

to

uncertainty,

audit

scope,

or
accounting

principles.

E&Y report on

the consolidated

financial statements

of the Company’s

as of December 31,

2019 expressed

an adverse opinion
on internal control

over financial

reporting

due a material weakness

identified and

included in the

accompanying

Management’s

Report
on Internal Control

over Financial Reporting

in controls to prevent

or detect material

misstatements

in the Company’s

annual

or interim

financial statements

on a timely basis related

to the identification

of contract

s

in the scope

of IFRS 16 – Leases

and the measurement

of
right-of-use

assets

and lease liabilities,

applicable

as from

January 1, 2019.
During

the

fiscal

years

ended

December

31,

2019

and

2020

and

the subsequent

interim period

through

April

2, 2021,

there
were no reportable

events

as defined

under Item 16F(a)(1)(v)

of the instructions

to Form 20-F.
During

the fiscal

years

December

31,

2020 and

2019

or any

subsequent

interim period,

neither

us nor

anyone

acting

on our
behalf consulted

Deloitte regarding

any of the

matters or events

set forth in Item

16F(a)(2) of

the instructions

to Form 20-F.
We

have provided

E&Y with a

copy of the foregoing

disclosure and

have requested

that it furnish

us with a letter

addressed

to
the SEC stating

whether

or not it agrees

with such

disclosure. A

copy of

this letter is filed

as Exhibit

15 to

this Form

20 F.

On April 2, 2021,

shareholders

by an Ordinary general

meeting of

shareholders

approved

the appointment

of Deloitte

Touche
Tohmatsu

Auditores

Independentes

Ltda. (“Deloitte”) as independent

auditor of the Company

with respect

to the financial

year ending
on December

31, 2021.
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

Independence
—The NYSE

rules

require

domestic

companies

to have

a majority

of

independent

directors, but

as a
foreign private

issuer

we are

exempt from

this requirement.

Our board

of directors

consists

of seven members

and we

believe that

four
of our

board members

satisfy the “independence”

requirements

of the NYSE

rules.
Board

Committees
—The

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

listing standards
.
ITEM 16H. MINE

SAFETY

DISCLOSURE
Not applicable
ITEM 16I. DISCLOSURE

REGARDING

FOREIGN JURISDICTIONS

THAT

PREVENT

INSPECTIONS
Not applicable.
.

PART

III
ITEM 17.

FINANCIAL

STATEMENTS
The Company

has responded

to Item 18 in line

of this item.
ITEM 18. FINANCIAL

STATEMENTS
Consolidated

financial statements

of Atento S.A.

are filed as part of

this Annu

al

Report.
ITEM 19.

EXHIBITS
(a)
Index

to Consolidated

Financial Statements
Page
Consolidated

Financial

Statements

of Atento

S.A.
Report

of Independent

Registered Public

Accounting

Firm
F-1
Report

of Independent

Registered Public

Accounting

Firm
F-2
Consolidated

Statements

of Financial Position

as of December

31, 2020 and

2021
F-3
Consolidated

Statements

of Operations

for the years

ended December

31, 2019,

2020 and 2021
F-5
Consolidated

Statements

of Comprehensive

Income/(Loss)

for the

years ended December

31, 2019, 2020

and

2021
F-6
Consolidated

Statements

of Changes in

Equity for

the years ended

December

31, 2019,

2020 and 2021
F-7
Consolidated

Statements

of Cash Flows

for the

years ended December

31, 2019,

2020 and 2021
F-9
Notes to the

Consolidated

Financial

Statements for the

years ended

December

31, 2019, 2020

and 2021
F-11
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

August

15,

2017.
2.2
First Supplemental

Indenture,

dated

as of

September

5, 2017,

by and

among

Atento

Luxco 1 S.A.,

the

parties that

are
signatories

thereto

as guarantors,

Wilmington

Trust,

National

Association,

as trustee,

and Wilmington

Trust

(London)
Limited,

in its capacity

as collateral

agent.
2.3
Indenture,

dated

as of February

10, 2021,

among

Atento

Luxco

1 S.A.,

the guarantors

from time-to-time

party thereto,
Wilmington

Trust,

National Association,

as trustee, and

Wilmington

Trust

(London) Limited,

in its capacity

as security
agent

under

the

intercreditor

agreement,

as

security

agent,

incorporated

by

reference

to

Exhibit

4.1

to

Atento

S.A.’s
Report

on Form 6-K

(File No. 001-36671),

filed on

February 10, 2021.
2.4
Equity securities

registered

pursuant

to Section 12(b) of

the Exchange

Act.

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

20-
F (File No. 001-36671),

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

November 10,

2016.**
4.16
Super Senior Revolving

Credit Facilities

Agreement, dated

as of December 23, 2021, among

Atento

Luxco 1 and Atento
Mexico

Holdco,

S.

de

R.L.

de

C.V.,

as

original

borrowers,

Atento

S.A.,

Atalaya

Luxco

Midco,

Atento

Luxco

1 and
Atento

México Holdco

S. de R.L.

de C.V.,

as initial

guarantors,

and Inter-American

Investment

Corporation,

as lender
of the loans

and Super

Senior Agent.
8.1
List

of subsidiaries

of Atento

S.A., incorporated

by reference

to Exhibit

8.1 to

Atento

S.A.’s Annual

Report

on Form
20-F

(File No. 001-36671),

filed on March

31, 2015.*
11.1
Code of ethics,

incorporated

by reference

to Exhibit

11.1

to Atento

S.A.’s Annual

Report

on Form 20-F

(File No.

001-
36671), filed

on March

31, 2015.

12.1
Officer

Certification

of Carlos

López-Abadía,

Chief

Executive

Officer

of Atento

S.A., as adopted

pursuant

to Section
302 of the Sarbanes

-Oxley Act

of 2002.*
12.2
Officer

Certification of José

Azevedo, Chief Financial

Officer

of Atento S.A., as

adopted

pursuant

to Section 302 of the
Sarbanes-Oxley

Act of 2002.*
13.1
Certification

of Carlos

López-Abadía,

Chief

Executive

Officer

of

Atento

S.AChief Executive

Officer,

pursuant

to 18
U.S.C. Section

1350, as adopted

pursuant

to Section 906

of the Sarbanes

-Oxley Act of 2002.*
13.2
Certification

of José

Azevedo, Chief

Financial

Officer

of Atento

S.A., pursuant

to 18

U.S.C.

Section

1350, as

adopted
pursuant

to Section 906

of the Sarbanes

-Oxley Act of 2002.*
15.1
Consent Letter

of Deloitte

Touche

Tohmatsu

Auditores

Independentes

Ltda
15.2
Consent Letter

of Ernst

& Young

Auditores

Independentes

S.S
15.3
Former

Accountant´s

Letter of Ernst & Young

Auditores

Independentes

S.S

pursuant

to item 16F(A)(3)

of Form 20-F
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

Commission

SIGNATURES
Pursuant to

the requirements

of the Securities

Exchange

Act of 1934,

the registrant

has duly

caused

this report

to be signed on
its behalf by the

undersigned, thereunto

duly authorized.

ATENTO

S.A.

Date: April 29, 2022
By:

/s/ Carlos

López-Abadía
Name: Carlos

López-Abadía
Title:

Chief Executive

Officer
By:

/s/ Jose Carlos Antonio de Souza Azevedo
Name: Jose

Carlos Antonio

de Souza

Azevedo
Title:

Chief Financial

Officer

[THIS PAGE

INTENTIONALLY

LEFT

BLANK]

Report of

Independent Registered

Public

Accounting

Firm
To the shareholders

and the Board

of Directors of

Atento S.A.

Opinion on

the Financial

Statements
We
have audited

the accompanying

consolidated

statement of financial

position

of Atento S.A.

and subsidiaries

(the "Company")

as of
December

31, 2021, the

related

consolidated

statement of loss,

comprehensive

income

(loss), changes

in equity,

and cash flows,

for
the year ended

December

31, 2021,

and the related notes

(collectively

referred to as

the "financial

statements").

In our opinion,

the
financial statements

present fairly,

in all material

respects,

the financial

position of

the Company as

of December 31,

2021,

and the
results of

its operations

and its cash flows

for the

year ended December

31, 2021, in

conformity

with International

Financial

Reporting
Standards

as issued by

the International

Accounting

Standards

Board.
We

have also audited,

in accordance

with the

standards

of the Public Company

Accounting

Oversight

Board (United

States)
(PCAOB),

the Company's

internal

control over

financial reporting

as of December

31, 2021, based

on criteria

established

in Internal
Control —

Integrated Framework

(2013) issued

by the Committee

of Sponsoring

Organizations

of the Treadway

Commission

and our
report dated April

29, 2022, expressed

an unqualified

opinion on

the Company's

internal cont

rol over financial

reporting.
Basis for Opinion
These financial

statements

are the responsibility

of the Company's

management.

Our responsibility

is to express

an opinion

on the
Company's

financial statements

based on our audit.

We

are a public

accounting

firm registered

with the PCAOB

and are required

to be
independent

with respect

to the Company

in accordance

with the

U.S. federal securities

laws and the

applicable

rules

and regulations
of the Securities

and Exchange

Commission and

the PCAOB.
We

conducted

our audit in accordance

with the

standards

of the PCAOB. Those

standards

require that we plan and

perform the

audit
to obtain reasonable

assurance

about whether the

financial statements

are free of

material misstatement,

whether due

to error

or fraud.
Our audit included

performing

procedures

to assess

the risks of material misstatement

of the financial

statements,

whether due

to error
or fraud, and

performing procedures

that respond

to those

risks. Such procedures

included examining,

on a test

basis, evidence
regarding the

amounts

and disclosures

in the financial

statements.

Our audit also

included evaluating

the accounting

principles

used
and significant

estimates

made by

management,

as well as evaluating

the overall

presentation

of the financial

statements.

We

believe
that our audit

provide

a reasonable basis

for our opinion.
Critical Audit

Matters
The critical audit

matters

communicated

below are matters

arising

from the

current-period audit

of the financial

statements

that were
communicated

or required

to be communicated

to the audit committee

and that (1) relate

to accounts

or disclosures

that are material

to
the financial

statements

and (2) involved

our especially

challenging, subjective,

or complex

judgments.

The communication

of critical
audit matters

does not alter

in any way

our opinion

on the financial

statements,

taken as

a whole, and

we are not,

by communicating
the critical

audit matters

below,

providing separate

opinions on

the critical

audit matters

or on the accounts

or disclosures

to which
they relate.
Cyber-attack-

Refer to Note 4d) to the

financial

statements
Critical Audit

Matter Description
As disclosed

in Note 4d)

to the

financial statements,

on October

17, 2021, the

Company identified

a cyber

-attack, which

impacted its
information

technology

(IT) systems

and operations

in Brazil and

caused

the temporary interruption

of systems

operations

and
services to

certain

clients. Management

conducted

containment, evaluation,

restoration,

and remediation

activities

as part of

its
response

to the cyber-attack

with the assistance

of external cybersecurity

and information

technology

specialists. The

Company has

no
indication

that the accuracy

and completeness

of the financial

information

have been

affected as a

result of the

incident.
The temporary

interruption

of system operations

and services

affected recognized

revenue

under the Company’s

service contracts

with
customers as

a result of

reduced delivered

service volumes

and also resulted

in customer

claims for

indemnification

for loss

and
damages and/or

penalties.

We

identified the

cyber incident

as a critical

audit matter

since the Company

depends

on its IT systems

for the delivery

of its services
to customers

and for

the processing

of operational and

financial data

that support

the overall preparation

of the financial

statements.

This required

an increased extent

of audit

effort, including

the need for

us to involve

professionals

with expertise

in cyber

incident
respo

nse and information

technology

(IT), and a

high degree of

auditor judgement

in identifying,

testing, and evaluating

the potential
extent and

consequences

of the cyber incident

on the Company’s

IT environment

and controls.
Further,

the temporary

interruption

of systems

and service

delivery to

clients required management

to make additional

judgements

and
estimates to

record provisions

and make

related disclosures

for contingent

liabilities

related to customer

claims.

Auditing these
estimates

required

additional and

extensive

audit effort

due to the

volume and

complexity of customer

contract terms

and a

high
degree of auditor

judgment

when performing

audit procedures

and evaluating

the results

of those procedures.
How the Critical

Audit Matter Was Addressed in

the Audit
Our audit procedures

related

to the cyber

-attack included

the following,

among others:

●
We

assessed

the effects of the cyber

-attack on the

Company’s

IT environment,

including

data security,

and the
effectiveness

of internal control

activities.
●
With the

assistance

of our IT and cyber incident

response

specialists, we evaluated

the actions taken

by Management

in
response

to the cyber-attack,

including

procedures

to evaluate management’s

conclusions

as to the extent

of impacts of
the cyber

-attack on the company’s

IT environment

and systems

and improvements

made to the

IT security

control
environment.

●
With the

assistance

of our technical standard

and accounting

professionals’

specialists, we

evaluated the

impacts arising
from the

cyber

-attack on the Company’s

internal control

environment

and the financial

statements.
●
We

assessed

the impacts of the cyber

-attack and

management’s

evaluation

and conclusions

with respect

to possible

non-
compliance

with applicable

Brazilian data

protection legislation

and made

inquiries of internal

counsel

to corroborate
management’s

assumptions

therewith.
●
With respect

to cus

tomer claims, we performed

the following

additional

procedures,

among

others:
o
We

inquired

of management

to understand

developments

with respect

to the interruption

of services

and related
customer claims,

including the

status

of consideration negotiations

with individual

customers.
o
We

evaluated the

significant

assumptions

used by management

to estimate

the liability

for customer
consideration,

and, where possible,

we corroborated

the significant

assumptions

with management

outside of

the
accounting

and finance

organization.
o
We
obtained and

evaluated written

responses

from external legal counsel

involved in

the analysis

of the cyber-
attack impacts

regarding the

considerations

related to customer

contracts

o
We

reviewed the

terms of selected

customer

contracts

and correspondence

with customers concerning

potential
consideration

as a result

of the interruption

in services.
o
We
obtained written

representations

from management

concerning

its intent to provide

consideration

to
customers and

the extent

of that consideration.
o
We

performed

additional testing

procedures

on subsequent

customer billings and

collections

for account
receivable

balances subsequent

to December 31, 2021, to

identify any other

potentially relevant

claim or
contradictory

information.
●
We

assessed

whether the disclosures

made by

Management

in the financial

statements

are appropriate.
Provision for risks and

contingencies - Refer

to Note 21 to the

financial

statements
Critical Audit

Matter Description

As disclosed

in Note 21

to the financial

statements,

the Company

is involved

in several

labor-related

disputes,

lawsuits, and

claims
with employees

and former

employees, and

other tax,

judicial and

administrative

proceedings

in Brazil.

The Company

recognizes

a
provision

for risks and

contingencies

when it has

a present obligation,

it is probable

that an

outflow of resources

will be required

to
settle the obligation

and the amount

is reliably estimable.

The determination

of the provision

and disclosures

involve significant
judgment

from management,

including

analysis of the

matters

in dispute, experience

of the average settlement

at each jurisdictional
level for contingencies

with similar characteristics,

and the opinion

of internal and

external legal

counsel.
We

identified provisions

for risks

and contingencies

as a critical

audit matter because

of the inherent

uncertainty of

the outcome

of
identified current

matters, volume

and complexity

of labor-related

claims and disputes

and the significant

estimates

and assumptions
management

makes

related

to the recording

and disclosing

of provisions.

This required

a high degree

of auditor

judgment and

an
increased

extent of effort,

including

the need to

involve income

and labor

tax specialists,

when

performing audit

procedures

to
evaluate

Company’s

provisions.

How the

Critical Audit

Matter Was

Addressed

in

the Audit
Our audit procedures

related

to provision for

risks and contingencies

included the

following, among

others:

●
We

tested

the effectiveness

of controls

related to provisions

for risks and

contingencies,

including

controls related

to the
identification

and assessment

of risks, the evaluation

of information from

external and internal

legal counsel, the
determination

of the likelihood

of loss and

the estimate of

the loss

amount, as

well as controls

over the

financial statement
disclosures.
●
We

obtained written

response

from internal

and external legal

counsel as it

relates

to lawsuits.

●
With the

assistance

of our professionals

with specialized

tax skills and

knowledge,

we evaluated

the technical

positions

noted
in tax and

legal opinions

prepared

by the

Company's

tax personnel and

external legal

advisors, and for

certain

specific tax
risks, comparing

these assessments

and estimates to those made

by Management.
●
For the provision

of labor

-related contingencies

with similar characteristics,

we performed

the following

procedures,

among
others:
o
We

evaluated the

methods and

assumptions

used by management

to estimate

the provision

for labor-related
contingencies

o
We

tested

the accounting

models and assumptions

therein, and

the underlying

data that

served as the

basis for
Company’s

estimates, including

the number

of claims,

the jurisdictional

level and

settlement experience.
o
We

developed an

independent

expectation of

the provision

and compared

our estimates

to management's

estimates.

●
We

read Board

of Directors and

Executive

meeting minutes

for evidence of

unrecorded or

undisclosed

contingencies

and for
contradictory

information.

●
We

evaluated the

Company’s

disclosures

for consistency

with our knowledge

of the Company’s

legal matters.
Revenue - Refer to Notes 3P)

and

22 to the financial

statements
Critical Audit

Matter Description
Atento

recognizes revenue

over time as services

are rendered.

For services

delivered

and not yet

invoiced the

Company recognizes
unbilled revenue

and trade receivables

based on pricing

contractually

agreed by

its customers

and volume

of services

rendered.

The
invoicing

process

is generally performed

monthly,

as such,

estimated revenue

is recognized

basically

for the last month

of the
reporting period.

As of December

31, 2021, net

sales were USD

1,449

million, of which

USD 148

million was

unbilled revenue.
We

identified revenue

as a critical

audit matter because

it required an

increased

audit effort

and a higher

degree of

auditor

judgment
evaluating

contracts

with clients

and its correlation

with revenue

accounting

policy.

Further,

the temporary

interruption

of systems

and service

delivery to

clients as a result

of the cyber

-attack

discussed

on Note 4d) to
the

financial statements,

required management

to make additional

judgements

and estimates

as to the

performance obligations

used

to
recognize revenue

during the

incident period.

This required increased

audit effort

and a higher

degree of

auditor judgment

evaluating
these estimates.
How the Critical

Audit Matter Was Addressed in

the Audit
Our audit procedures

related

to revenue included

the following,

among

others:
●
We

tested

the effectiveness

of controls

related to revenue

business

processes, including those

in place related

to unbilled
revenue.
●
We

evaluated Management’s

revenue accounting

policies, including

the identification

of performance

obligations

and the
determination

of whether

the services

are substantially

the same

and have the

same pattern

of transfer to

the customer,

which
included testing

a sample

of contracts

with customers

to evaluate the

relevant terms.
●
For a sample

of unbilled

revenue receivables,

we inspected

the subsequent

customer approvals on volumes

and prices

and
compared

with actual

invoices

subsequently

issued. We

also inspected

the subsequent

collection of receivables when
applicable.
●
We

developed an

expectation

of unbilled revenue

receivables and

compared

it to the recorded

balance.
●
For a selection

of contracts

with clients, we

tested

the revenue

recognition

evaluating

the impacts in

volumes

during the
period impacted

by the cyber

-attack.
●
We

assessed

whether the disclosures

made by

Management

in the financial

statements

are appropriate.
/s/ DELOITTE

TOUCHE TOHMATSU

Auditores

Independentes

Ltda.

São Paulo, Brazil
April 29,

2022
We

have served

as the Company's

auditor

since 2021.

Report of

Independent Registered

Public

Accounting

Firm
To the Shareholders

and the Board

of Directors of

Atento S.A.
Opinion

on the Financial

Statements
We have audited

the accompanying

consolidated

statement

of financial position

of Atento S.A.

and
subsidiaries

(the “Company”)

as of December

31, 2020,

the related consolidated

statements of

loss,
comprehensive

income,

changes in

equity and

cash flows

for each of the

two years

in the period

ended
December

31, 2020,

and the related

notes (collectively

referred

to as the “consolidated

financial statements”).
In our opinion,

the consolidated

financial statements

present fairly, in

all material

respects, the financial
position of

the Company

as of December

31, 2020,

and the results

of its operations

and its cash flows

for each
of the two years

in the period

ended

December

31, 2020,

in conformity with

International

Financial

Reporting
Standards

(IFRS) as

issued

by the International

Accounting

Standards

Board (IASB).
Basis for

Opinion
These financial

statements

are the

responsibility

of the Company's

management.

Our responsibility

is to
express

an opinion

on the Company’s

financial statements

based

on our audits.

We are a public

accounting
firm registered

with the

Public Company

Accounting

Oversight

Board (United

States)

(PCAOB)

and are
required to

be independent

with respect to

the Company

in accordance

with the U.S.

federal securities

laws
and the applicable

rules and regulations

of the Securities

and Exchange

Commission and

the PCAOB.
We conducted

our audits

in accordance

with the

standards of

the PCAOB.

Those standards

require

that we
plan and

perform the

audit to obtain reasonable

assurance

about whether

the financial statements

are free

of
material

misstatement,

whether

due to error

or fraud. Our

audits included

performing

procedures to

assess the
risks of material

misstatement

of

the financial statements,

whether due to

error or

fraud, and

performing
procedures

that respond

to those

risks. Such

procedures included

examining, on

a test basis,

evidence
regarding

the amounts

and disclosures

in the financial

statements.

Our audits

also included

evaluating

the
accounting

principles

used and significant

estimates

made by

management,

as well as

evaluating

the overall
presentation

of the financial

statements.

We believe

that our audits

provide

a reasonable

basis for our

opinion.

Critical Audit

Matters
The critical

audit matters

communicated

below

are matters

arising

from the current

period audit

of the financial
statements

that were

communicated

or required

to be communicated

to

the audit committee

and that:

(1) relate
to accounts

or disclosures

that are material

to the financial

statements

and (2)

involved our

especially
challenging,

subjective or

complex judgments.

The communication

of critical

audit

matters does

not alter

in any
way our

opinion on

the consolidated
financial statements,

taken as

a whole, and

we are not,

by communicating
the critical

audit matters

below, providing

separate

opinions on

the critical audit

matters or on

the accounts

or
disclosures to

which

they relate.
Recognition

of unbilled

revenue
Description
of the Matter

As discussed

in Note

3(p) to the

consolidated

financial

statements,

the
Company

recognizes

revenue

on an accrual

basis during

the period in

which
services are

rendered.

For services

delivered and

not yet invoiced

the
Company

recognizes

unbilled revenue

and trade

receivables

based on pricing
contractually

agreed by its customers

and

volume

of services rendered.

Auditing

the Company´s

unbilled

revenue

and trade receivables

was specially
challenging

as the process

to accrue

unbilled revenue

and trade

receivables
is highly

dependent on

manual data

collection

and calculations.

The
Company’s

disclosures concerning

revenue

recognition

in respect

of unbilled
revenue

are included

in Note 3(p)

to the consolidated

financial statements.
How We
Addressed
the Matter

in
Our Audit

We obtained

an understanding,

evaluated the

design and tested

the operating
effectiveness

of the related

controls over the

Company’s

accounting for
unbilled revenue

and trade

receivables.

For example,

we tested

controls

over
management’s

data gathering

process and

computations

used

to calculate
the unbilled

revenue and

trade

receivables.

To test unbilled trade

receivables,

our audit procedures

included, among
others, obtaining

copies

of customer

contracts and

comparing terms

and
conditions

with the Company’s

evaluation

of the related

performance
obligations;

testing the

mathematical

accuracy of the

Company’s

calculation
of the amount

of revenue

to be recognized;

assessing whether

the prices
applied

to those services

were

in accordance

with the contractual

agreement
with the customer

and comparing

the actual subsequently

invoiced services
with the unbilled

trade receivables.

We also assessed

the Company’s
disclosures in

respect

to its recognition

of unbilled

revenue

in Note 3(p)

to the
consolidated

financial statements.
Goodwill

impairment

assessment
Description
of the Matter

At December

31, 2020,

the Company’s

goodwill

balance was

U.S.$103,014
thousand. As

discussed in

Note 8

of the financial

statements,

goodwill

is
tested for

impairment

at least

annually, as required by

IAS 36.

Management
uses projections

of cash

flows for the cash

generating

units to which

goodwill
is assigned

that are based

on estimations

of future business

results

and
market conditions.
Auditing

the goodwill

impairment

testing was complex

due to

the significant
estimation

uncertainty

that is involved

in management´s

goodwill

impairment
assessment. That

significant

estimation

uncertainty

is primarily

derived

from
the sensitivity

of the respective

value in use

to the assumptions

about

future
business

performance

and market conditions.

The significant

assumptions
used to

determine the

value in use

include expected

growth rates,

the

discount rate

applied, the

terminal

growth rate,

among others.

Such
assumptions

may

be materially affected

by market

conditions

or future
economic

scenarios.

The Company’s

disclosures concerning

goodwill
impairment

assessment are

included

in Note 8 to

the consolidated

financial
statements.
How We
Addressed
the Matter

in
Our Audit

We obtained

an understanding,

evaluated the

design and

tested the operating
effectiveness

of the related

controls over the

Company’s

goodwill impairment
assessment process. For

example,

we

tested controls

over management’s
forecasting

process and

the review

of significant

assumptions

used in
estimating

the value in

use.

To test the estimated

value in use

of the Company’s

reporting

units, our

audit
procedures

included, among

others, involving

our valuation

specialists

to
assist in

assessing methodologies,

testing

significant assumptions

and
underlying

data

used by the

Company

in its analysis.

We compared

the
significant

assumptions

used by

management

to current

industry

and
economic

trends, changes

to the Company’s

business

model and

other
relevant

factors.

We assessed the

historical

accuracy of

management’s
estimates

and performed

sensitivity analyses

of significant

assumptions

to
evaluate the

changes in

the value in

use of the reporting

units that

would
result from

changes in

the assumptions.

We also compared

management’s
forecasts used

in the

goodwill impairment

assessment to

the ones

approved
by the Board

of Directors. We

also assessed the

Company’s disclosures

in
respect

to its goodwill

impairment

assessment in

Note 8

to the consolidated
financial

statements.
Recoverability

of deferred tax

assets
Description
of the Matter

At December

31, 2020,

the Company

recognized

deferred tax assets

for
U.S.$102,353

thousand.

The Company

operates in

various countries

which
are subject

to their respective

local tax regulations.

In assessing

the
recoverability

of deferred

tax assets

management

uses projections

of taxable
income

that are based

on estimations

of future business

performance

and
market conditions,

including

applicable

tax regulations.

Auditing

the Company´s

assessment of

recoverability

of deferred

tax assets
was specially

challenging

as management

assessment involves

significant
judgment

by management

in relation

to underlying assumptions

such as

the
timing and

level of

future taxable

income, which

may be affected

by future
regulatory

changes, economic

events

or market

conditions.

The Company’s
disclosures concerning

deferred taxes

are included

in Note 20

to the
consolidated

financial statements.
How We
Addressed
the Matter

in
Our Audit

We obtained

an understanding,

evaluated the

design and

tested the operating
effectiveness

of the related

controls over the

Company’s

deferred tax asset
recoverability

assessment process.

For

example,

we tested

controls

over
management’s

forecasting

process and

the review

of significant

assumptions
used in

estimating

future taxable

income.

To test the deferred

tax assets recoverability

assessment, our

audit
procedures

included, among

others, comparing

the forecast

used

in
assessing the

recoverability

of deferred

tax assets to

the one approved

by the
Board of Directors;

involving

our tax professionals

to assist in

evaluating

the
application

of tax law

and regulations

in the estimation

of future taxable

income

and performing

sensitivity analyses

and testing

the key

assumptions
used. We also

assessed the

Company’s

disclosures in

respect

to its deferred
tax assets in

Note 20

to the consolidated

financial statements.
/s/ ERNST

& YOUNG
Auditores

Independentes

S.S.
We have served

as the Company’s

auditor from

2005 to 2021.
São Paulo,

Brazil,
March 22,

2021,
except

for Note

33, as to

which the

date is
April 29, 2022

Report

of Independent

Registered

Public Accounting

Firm
To the

shareholders

and the Board

of Directors of

Atento

S.A.

Opinion on

Internal Control

over Financial

Reporting
We

have audited

the internal

control over

financial reporting

of Atento

S.A. and subsidiaries

(the “Company”)

as of December

31,
2021, based

on criteria

established

in Internal Control

— Integrated

Framework

(2013) issued

by the Committee

of Sponsoring
Organizations

of the Treadway

Commission

(COSO). In our

opinion,

the Company

maintained,

in all material

respects,

effective
internal control

over financial

reporting as

of December

31, 2021, based

on criteria established

in Internal Control

— Integrated
Framework

(2013) issued

by COSO.
We

have also audited,

in accordance

with the

standards

of the Public Company

Accounting

Oversight

Board (United

States)
(PCAOB),

the consolidated

financial statements

as of and

for the year ended

December

31, 2021, of

the Company and

our report

dated
April 29,

2022, expressed

an unqualified

opinion on

those financial

statements.
Basis for Opinion
The Company’s

management

is responsible

for maintaining

effective

internal control

over financial

reporting and

for its assessment

of
the effectiveness

of internal control

over financial

reporting,

included in

the accompanying

Management’s

Report

on Internal Control
over Financial

Reporting.

Our responsibility

is to express

an opinion

on the

Company’s

internal control

over financial

reporting based
on our audit.

We

are a public

accounting

firm registered

with the PCAOB

and are required

to be independent

with respect to the
Company in

accordance with

the U.S.

federal securities

laws and the

applicable

rules and

regulations

of the Securities

and Exchange
Commission

and the PCAOB.
We

conducted

our audit in accordance

with the

standards

of the PCAOB. Those

standards

require that we

plan and

perform the

audit
to obtain reasonable

assurance

about whether effective

internal control

over financial

reporting

was maintained

in all

material

respects.
Our audit included

obtaining

an understanding

of internal control

over financial

reporting,

assessing

the risk that a material

weakness
exists, testing

and evaluating

the design

and operating

effectiveness

of internal control

based on

the assessed

risk,

and performing

such
other procedures

as we considered

necessary

in the circumstances.

We

believe

that our audit

provides a reasonable

basis for

our
opinion.
Definition and

Limitations of

Internal Control

over Financial

Reporting
A company’s

internal control

over financial

reporting is

a process

designed

to provide reasonable

assurance

regarding the reliability

of
financial reporting

and the preparation

of financial statements

for external

purposes

in

accordance

with generally

accepted accounting
principles. A

company’s

internal control

over financial

reporting

includes those

policies and procedures

that (1) pertain

to the
maintenance

of records

that, in reasonable

detail, accurately

and fairly

reflect the

transactions

and dispositions

of the assets

of the
company;

(2) provide

reasonable assurance

that transactions

are recorded as necessary

to permit preparation

of financial statements

in
accordance with

generally

accepted accounting

principles, and

that receipts

and expenditures

of the company

are being made

only in
accordance with

authorizations

of management

and directors

of the company;

and (3) provide

reasonable

assurance

regarding
prevention or

timely detection

of unauthorized

acquisition,

use,

or disposition

of the company’s

assets

that could have a material

effect
on the financial

statements.
Because

of its inherent

limitations,

internal control

over financial

reporting

may

not prevent or

detect misstatements.

Also, projections
of any evaluation

of effectiveness

to future

periods

are subject

to the risk that

controls may become

inadequate

because

of changes

in
conditions,

or that the

degree of compliance

with the policies

or procedures

may deteriorate.

/s/
DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Ltda.

São Paulo, Brazil
April 29, 2022

ATENTO

S.A. AND

SUBSIDIARIES

CONSOLIDATED

STATEMENTS

OF FINANCIAL

POSITION

As of December

31, 2020

and 2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

December

31,
ASSETS Notes 2020 2021
NON -

CURRENT

ASSETS
Property,

plant and

equipment
9
90,888
81,395
Goodwill 7
103,014
91,941
Right-of-use

assets
10
137,842
142,705
Intangible

assets
6
106,643
104,886
Non-current

financial

assets
70,275
70,604
Trade and

other receivables
13
20,995
22,240
Other non

-current financial assets
12
38,192
35,607
Derivative

financial instruments
14
11,088
12,757
Other taxes

recoverable
20c)
4,815
4,505
Deferred tax

assets
20b)
90,850
110,102

TOTAL

NON-CURRENT

ASSETS
604,327
606,138
CURRENT

ASSETS
Trade

and other

receivables
324,850
329,443
Trade and

other receivables
13
299,086
295,309
Current income

tax receivable
20c)
25,764
30,899
Derivative

financial instruments
14 -
3,235
Other taxes

recoverable
20c)
36,794
42,627
Other current

financial

assets
12
1,158
744
Cash and

cash equivalents
15
208,994
128,824

TOTAL

CURRENT

ASSETS
571,796
501,638
TOTAL

ASSETS
1,176,123
1,107,776
The accompanying

notes are an

integral part

of the consolidated

financial statements.

ATENTO

S.A. AND

SUBSIDIARIES

CONSOLIDATED

STATEMENTS

OF FINANCIAL

POSITION

As of December

31, 2020

and 2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

December

31,
LIABILITIES Notes 2020 2021
CURRENT

LIABILITIES
Debt

with

third

parties
17
133,187
119,017
Derivative

financial

instruments
14
-
29,646
Trade

and other

payables
249,723
271,429
Trade payables 18
59,415
85,274
Income tax

payables
20c)
16,838
8,872
Other taxes payables 20c)
97,104
88,606
Other non

-trade payables
18
76,366
88,677
Provisions

and contingencies
21
21,875
17,016
TOTAL

CURRENT

LIABILITIES
404,785
437,108
NON-CURRENT

LIABILITIES
Debt with third

parties
17
594,636
599,262
Derivative

financial instruments

14
5,220
26,302
Provisions

and contingencies
21
45,617
37,672
Non-trade payables

18
4,296
18,654
Other taxes payable 20c)
1,893
1,653
TOTAL

NON-CURRENT

LIABILITIES
651,662
683,543
TOTAL

LIABILITIES
1,056,447
1,120,651
NET ASSETS
119,676 (12,875)
EQUITY
Share capital 19
49
49
Share premium 19
613,619
617,059
Treasury

shares

19
(12,312)
(12,693)
Retained

losses
19
(178,988)
(273,248)
Translation

differences
19
(280,715)
(321,248)
Hedge accounting

effects
19
(37,360)
(41,294)
Stock-based

compensation
19
15,383
18,499
TOTAL

EQUITY
119,676
(12,875)
The accompanying

notes are an

integral part

of the consolidated

financial statements.

ATENTO

S.A. AND

SUBSIDIARIES

CONSOLIDATED

STATEMENTS

OF LOSS
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)
For the years

ended December

31,
Notes 2019 2020 2021
Revenue

22
1,707,286
1,412,262
1,449,225
Other operating

income

23
4,539
5,574
10,538
Other gains 24
10,477
99
35
Operating

expenses:
Supplies

25a)
(66,427)
(72,276)
(109,769)
Employee benefit

expenses

25b)
(1,301,031)
(1,060,408)
(1,102,668)
Depreciation 25c)
(83,556)
(73,939)
(73,159)
Amortization

25c)
(57,226)
(46,981)
(60,069)
Changes in

trade provisions

13
(3,730)
(5,293)
296
Impairment

charges
8
(30,909)
-
(1,977)
Other operating

expenses

26
(166,778)
(118,711)
(99,945)
OPERATING

PROFIT
12,645
40,327
12,507
Finance

income

27
20,045
15,683
15,506
Finance

costs
27
(68,085)
(70,293)
(91,889)
Change in

fair value

27
-
-
(42,285)
Net foreign exchange

loss
27
(9,080)
(27,818)
17,669
NET FINANCE

EXPENSE
(57,120)
(82,428)
(100,999)
PROFIT/(LOSS)

BEFORE

INCOME TAX
(44,475)
(42,101)
(88,492)
Income tax

expense

20
(36,218)
(4,779)
(4,459)
PROFIT/(LOSS)

FOR THE

YEAR

(80,693)
(46,880)
(92,951)
PROFIT/(LOSS)

ATTRIBUTABLE

TO:
OWNERS

OF THE COMPANY
(81,306)
(46,880)
(92,951)
NON-CONTROLLING

INTEREST
613
-
-
PROFIT/(LOSS)

FOR THE

YEAR

(80,693) (46,880) (92,951)
EARNINGS/(LOSS)

PER SHARE:
Basic earnings/(loss)

per share

(in U.S.
dollars)
29
(5.63)
(3.33)
(6.61)
Diluted

earnings/(loss) per

share (in U.S.
dollars)
29
(5.63)
(3.33)
(6.61)
The accompanying

notes are an

integral part

of the consolidated

financial statements.

ATENTO

S.A. AND

SUBSIDIARIES

CONSOLIDATED

STATEMENTS

OF COMPREHENSIVE

INCOME
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

For the years

ended December

31,
2019 2020 2021
Loss for

the year
(80,693) (46,880) (92,950)
Other comprehensive

income/(loss) to

be

reclassified

to
profit and

loss in subsequent

periods:
Net investment

hedge
(10,346)
13,838
7,950
Exchange

differences

on translation

of foreign operations
(6,930)
(42,326)
(11,884)
Translation

differences

(14,953)
(9,442)
(40,533)
Other comprehensive

income/(loss)
(32,229)
(37,930)
(44,467)
Total

comprehensive

income/(loss)
(112,922)
(84,810)
(137,417)
Total

comprehensive

income/(loss)

attributable

to:
Owners of the

parent
(112,733)
(84,810)
(137,417)
Non-controlling

interest
(189)
-
-
Total

comprehensive

income/(loss)
(112,922) (84,810) (137,417)
The accompanying

notes are an

integral part

of the consolidated

financial statements.

ATENTO

S.A. AND

SUBSIDIARIES

CONSOLIDATED

STATEMENTS

OF CHANGES

IN EQUITY

For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

Share
capital
Share
premium
Treasury
shares
Reserve

to
acquisition of
non-controlling
interest
Retained
(losses)
Translation
differences
Hedge
accounting
effects
Stock-based
compensation
Total owners
of the parent
company
Non-
controlling
interest Total equity
Balance at January 1, 2019
49
615,288
(8,178)
(23,531)
(16,325)
(257,122)
8,404
12,966
331,551
8,541
340,092
Comprehensive income/(loss) for
the year
-
-
-
-
(81,306)
(14,151)
(17,276)
-
(112,733)
(189)
(112,922)
Loss for the year
-
-
-
-
(81,306)
-
-
-
(81,306)
613
(80,693)
Other comprehensive
income/(loss)
-
-
-
-
-
(14,151)
(17,276)
-
(31,427)
(802)
(32,229)
Acquisition of non-controlling
interest
-
-
-
23,531
(8,096)
-
-
-
15,435
(8,352)
7,083
Stock-based

compensation
-
-
-
-
-
-
-
5,251
5,251
-
5,251
Shares delivered
-
4,173
-
-
-
-
-
(4,173)
-
-
-
Acquisition of treasury

shares
-
-
(11,141)
-
-
-
-
-
(11,141)
-
(11,141)
Monetary correction

caused by
hyperinflation
-
-
-
-
(21,343)
-
-
-
(21,343)
-
(21,343)
Balance at December

31, 2019
49
619,461
(19,319)
-
(127,070)
(271,273)
(8,872)
14,044
207,020
-
207,020
Share
capital
Share
premium
Treasury
shares
Reserve

to
acquisition of
non-controlling
interest
Retained
(losses)
Translation
differences
Hedge
accounting
effects
Stock-based
compensation
Total owners
of the parent
company
Non-
controlling
interest Total equity
Balance at January 1, 2020 49 619,461 (19,319) - (127,070) (271,273) (8,872) 14,044 207,020 - 207,020
Comprehensive income/(loss) for
the year
-
-
-
-
(46,880)
(9,442)
(28,488)
-
(84,810)
-
(84,810)
Loss for the year
-
-
-
-
(46,880)
-
-
-
(46,880)
-
(46,880)
Other comprehensive
income/(loss)
-
-
-
-
-
(9,442)
(28,488)
-
(37,930)
-
(37,930)
Stock-based

compensation
-
-
-
-
-
-
-
3,832
3,832
-
3,832
Shares delivered
-
(5,842)
8,335
-
-
-
-
(2,493)
-
-
-
Acquisition of treasury

shares
-
-
(1,328)
-
-
-
-
-
(1,328)
-
(1,328)
Monetary correction

caused by
hyperinflation
-
-
-
-
(5,038)
-
-
-
(5,038)
-
(5,038)
Balance at December

31, 2020
49
613,619
(12,312)
-
(178,988)
(280,715)
(37,360)
15,383
119,676
-
119,676

Share
capital
Share
premium
Treasury
shares
Reserve

to
acquisition of
non-controlling
interest
Retained
(losses)
Translation
differences
Hedge
accounting
effects
Stock-based
compensation
Total owners
of the parent
company
Non-
controlling
interest Total equity
Balance at January 1, 2021 49 - 613,619 - (12,312) - - - (178,988) - (280,715) - (37,360) - 15,383 - 119,676 - - - 119,676
Comprehensive income/(loss) for
the year
-
-
-
-
(92,950)
(40,533)
(3,933)
-
(137,417)
-
(137,417)
Loss for the year
-
-
-
-
(92,950)
-
-
-
(92,950)
-
(92,950)
Other comprehensive
income/(loss)
-
-
-
-
-
(40,533)
(3,933)
-
(44,466)
-
(44,466)
Stock-based

compensation
-
-
-
-
-
-
-
7,054
7,054
-
7,054
Shares delivered
-
3,440
498
-
-
-
-
(3,938)
-
-
-
Acquisition of treasury

shares
-
-
(878)
-
-
-
-
-
(878)
-
(878)
Monetary correction

caused by
hyperinflation
-
-
-
-
(1,310)
-
-
-
(1,310)
-
(1,310)
Balance at December

31, 2021
49
617,059
(12,692)
-
(273,248)
(321,248)
(41,293)
18,499
(12,875)
-
(12,875)

ATENTO

S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the years ended December 31, 2019, 2020 and 2021
(In thousands of U.S. dollars, unless

otherwise

indicated)

For the years ended December 31,
Notes 2019 2020 2021
Operating activities
Profit/(loss) before

income tax
(44,475)
(42,101)
(88,491)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation 25c)
140,782
120,920
133,228
Impairment losses
30,909
-
1,977
Changes in trade provisions
3,730
5,293
(296)
Share-based payment

expense

5,251
4,316
10,608
Change in provisions
33,917
27,955
18,136
Grants released to income 23
(1,165)
(878)
(900)
Losses on disposal of property,

plant and equipment
190
306
408
Losses on disposal of financial assets
(2)
-
-
Finance income 27
(20,045)
(15,683)
(15,506)
Finance costs 27
68,085
70,293
91,889
Net foreign exchange differences 27
9,080
27,818
(17,669)
Change in fair value of financial instruments 27
-
-
42,285
Changes in other (gains)/losses

(23,013)
(592)
(35)
247,719
239,748
264,125
Changes in working capital:
Changes in trade and other receivables
(55,730)
2,205
(42,628)
Changes in trade and other payables
47
1,589
62,311
Other payables
(4,837)
(14,524)
(62,530)
(60,520)
(10,730)
(42,847)
Interest paid
(48,737)
(46,199)
(58,038)
Interest received
1,406
11,844
12,299
Income tax paid
(31,308)
(11,222)
(18,432)
Other payments
(17,561)
(14,349)
(26,315)
(96,200)
(59,926)
(90,486)
Net cash flows from operating activities
46,524
126,991
42,301
Investing activities
Payments for acquisition of intangible assets
(18,709)
(6,913)
(2,441)
Payments for acquisition of property,

plant and equipment
(21,359)
(31,268)
(45,666)
Acquisition of subsidiaries, net of cash acquired
(15,827)
-
-
Net cash flows used in investing

activities
(55,895)
(38,181)
(48,107)
Financing activities
Proceeds from borrowings from third parties
173,717
121,771
512,727
Repayment of borrowings from third parties
(101,479)
(70,543)
(524,426)
Payments of lease liabilities
(56,088)
(48,947)
(45,617)
Payments of financial instruments
-
-
(2,380)
Acquisition of treasury shares
(11,141)
(1,328)
(878)
Net cash flows provided by/(used

in) financing activities
5,009
953
(60,574)
Net (decrease)/increase

in cash and

cash equivalents
(4,362)
89,763
(66,380)
Effect of exchange rate changes on cash
(4,458)
(5,475)
(13,790)
Cash and cash equivalents at beginning

of year
133,526
124,706 208,994
Cash and cash equivalents at end of year
124,706
208,994 128,824
The accompanying notes are an integral part of the consolidated financial statements.

ATENTO

S.A. AND

SUBSIDIARIES
NOTES

TO THE

CONSOLIDATED

FINANCIAL

STATEMENTS
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)
1)
COMPANY

ACTIVITY

AND CORPORATE

INFORMATION
(a)
Description

of business
Atento S.A.

and

its

subsidiaries

(“Atento

Group”)

offer

customer

relationship

management

services

to

their

clients

through
delivery centers

or multichannel

platforms.
The Company

was incorporated

on March 5, 2014 under

the laws of the Grand-Duchy

of Luxembourg,

with its registered

office
in
Luxembourg at 4, Rue Lou Hemmer
.
The principal shareholders

with majority of interest of the Company are: Mezzanine

Partners II Offshore

Lux Sarl II, Mezzanine
Partners

II

Onshore

Lux

Sarl

II,

Mezzanine

Partners

II

Institutional

Lux

Sarl

II,

Mezzanine

Partners

II

AP

LUX

SARL

II

(HPS
Investment

Partners,

LLC)

and Chesham

Investment

Pte Ltd.

(GIC Asset

Management

Pte., LTD)

and Taheebo

Holdings

LLC, Arch
Reinsurance

Ltd. (Farallon

Capital Mangement,

LLC).
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

through

multichannel

platforms;

to

provide

telemarketing,

marketing

and

“call

center”

services,

as

well.

The

Company’s
ordinary

shares are traded

on NYSE

under the

symbol “ATTO”.
2)

BASIS OF

PRESENTATION

OF THE

CONSOLIDATED

FINANCIAL

STATEMENTS

a) Statement

of compliance with

IFRS and

basis of preparation

The

consolidated

financial

statements

of

December

31,

2021

were

prepared

in

accordance

with

International

Financial
Reporting

Standards

(“IFRS”) issued

by the International

Accounting

Standard

Board (“IASB”)

prevailing

at December

31, 2021. The
consolidated

financial statements

have been

prepared

on

a historical

costs

basis,

except for

Argentina

that

is adjusted

for inflation

as
required by IAS 29 Financial Reporting

in Hyperinflationary

Economies

and derivative financial instruments

which have been measured
at fair value.
The consolidated

financial statements have

been authorized for issue

and publication by the Company's

Management

and Audit
Committee

on April 29,

2022.
The preparation

of financial statements

under IFRS as issued

by the IASB requires

the use of certain

key accounting

estimates.
IFRS also requires

Management

to exercise

judgment

throughout

the process

of applying the Atento

Group’s

accounting

policies. Note
3 discloses

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

except the

effects

arisen from exchange

variations

that is

not eliminated

for disclosure

purpose.

Unrealized

losses

are
also

eliminated

unless

the

transaction

provides

evidence

of

an

impairment

of

the

transferred

asset.

All

subsidiaries

apply

and

are
consistency

with the policies adopted

by the Atento

Group.
Non-controlling

interests

in

the

results

and

equity

of

subsidiaries

are

shown

separately

in

the

consolidated

statements

of
operations,

statement

of comprehensive

income, statement

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

cash

-generating

unit, or group

of cash

-generating

units, that

are expected

to benefit

from

the synergies

arising

in the

business
combination.

Goodwill

is not

amortized

but it

is tested

for

impairment

annually

or whenever

there

are

certain

events

or chang

es in
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
●
Statements

of financial position

assets

and liabilities are translated

at the exchange

rate prevailing

at the reporting

date.
●
Statements

of operations

items are

translated at

average

exchange

rates for the

year (unless this average

is not a reasonable
approximation

of the cumulative

effect

of the rates

prevailing on

the transaction

dates,

in which case

income and

expenses
are translated

at the rate

on the dates

of the transactions).
●
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
●
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
●
Retained

earnings are

translated at

historical

exchange

rates.
●
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

on non

–trading

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

Company

has

non–monetary

items

that

are

measured

at

historical

cost

in

a

foreign

currency

in

which

refers

to

lease’s
agreements. These

items are translated

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

three operation

al segments–EMEA,
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

-line basis over their estimated useful life and assessed

for

impairment whenever events

or changes
indicate

that

their

carrying

amount

may

not

be

recoverable.

Intangible

assets

that

have

an

indefinite

useful

life

are

not

sub

ject to
amortization

and

are

tested

annually

for

impairment.

The

amortization

charge

on

intangible

assets

is recognized

in

the

consolidated
statements

of operations

under “Amortization”.
Amortization

methods and useful

lives are revised annually at

the end of each reporting period

and, where appropriate,

adjusted
prospectively.
Customer base
Customer base

acquired in a business

combination is recognized

at fair value at the acquisition

date and have

finite useful lives
and are

subsequently

carried at cost

less accumulated

amortization,

which

has

been estimated

to be

between

seven

and twelve

years.
The customer

base relates

to all agreements, tacit or explicit,

entered into between

the Atento

Group and the former owner

of the Atento
Group and

between

the Atento Group

and other

customers, in

relation to

the provision

of services,

and that were

acquired as

part of the
business

combinations.
Software
Software

is measured

at

cost

(at acquisition

or development

costs)

and

amortized on

a straight

-line basis

over

its

useful

life,
generally

estimated to

be between
three

and
five years
. Maintenance

cost of software

is expensed

as incurred.
Development

costs

directly attributable

to the design

and creation

of software that

are identifiable and

unique, and that

may be
controlled by

the Group, are

recognized

as an intangible

asset

providing the following

conditions

are met:
●
It is technically

feasible for the

intangible

asset

to be completed so

that it will be

available for

use or

sale.
●
Management

intends to

complete the asset

for use or sale.
●
The Group has

the capacity to

use or sell the

asset.
●
It is possible

to show evidence

of how the intangible

asset

will generate probable

future economic

benefits.

●
Adequate

technical, financial

and other resources

are available

to complete the

development

and to use or sell the

intangible
asset.
●
The outlay

attributable

to the

intangible

asset

during its development

can be reliably

determined.
Directly attributable

costs

capitalized in the

value of the

software include

the cost of

personnel developing

the programs.

Costs

that do

not meet

the criteria

listed

above

are recognized

as an

expense

as

incurred. Expenditure

for an

intangible

asset
that is

initially recognized

within

expenses for

the period

may not

be subsequently

recognized as intangible

assets.
g)

Property,

plant and

equipment
Property,

plant and equipment

are measured

at cost, less accumulated

depreciation

and any

impairment losses.
Acquisition costs

include, when appropriate, the initial estimates of decommissioning,

withdrawal,

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

-line basis over the useful life

of the asset applying

individual

rates to each type of asset,
which are

reviewed at

the end of each

reporting period.
The useful

lives generally

used by the

Atento

Group are as

follow:
Years

of useful

life
Buildings
10
-
40
Plant and machinery
3
-
6
Furniture, tools
1
-
10
Other tangible

assets
5
-
8
h) Impairment

of noncurrent

assets
The Atento

Group

assesses

as of each reporting date

whether there

is an

indicator

that a non-current

asset

may be impaired.

If
any such

indicator

exists,

or when

annual

impairment

testing

for an

asset

is required

(e.g.,

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

is impaired.

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

years and

is subjected

annually for

the Board

of Directors

approval. A

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

all the risks and

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
In

compliance

with

IFRS

9

–

“Financial

Instruments”,

the

allowance

for

expected

loss

on

trade

receivables

accounts

was
measured

through

a simplified

approach,

using

historical

data,

projecting

the expected

loss

over the

contractual

life, by

customer

and
according

to the respective maturity terms.

In addition, for

certain cases,

the Company performs

individual analyses

to assess

the receipt
risks.

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

to short

-term receivables

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

of operations
over the

life

of the debt.

Debt

with third

parties is

non-current

when

the maturity

date is

longer than

twelve months

from

the reporting
date, or when

the Atento Group

has full discretion

to defer

settlement for

at least another

twelve months

from

that date.

Financial

liabilities

are derecognized

in the

statement of

financial position

when the

respective obligation

is settled,

cancelled
or matures.
Trade

payables
Trade

payables

are

payment

obligations

in

respect

of

goods

or

services

received

from

suppliers

in

the

ordinary

course

of
business.

Trade payables falling

due in

twelve months

or less are

classified as

current liabilities;

otherwise, the

balances

are considered
as non-current

liabilities.
Recognized

fair value measurements
This

section

explains

the

judgements

and estimates

made

in

determining

the

fair values

of the

financial

instruments

that are
recognized

and measured

at

fair

value

in the

financial

statements.

To provide

an

indication

about

the reliability

of the

inputs

used

in
determining

fair value, company

has

classified its financial

instruments

into the

three levels prescribed

under the accounting

standards.
As of December

31, 2021
Notes Level 1 Level 2 Total
Assets
Derivative

financial instruments
14
-

15,992

15,992

Cash and

cash equivalents
15
128,824

-

128,824

Liabilities
Debt with third

parties
17
718,279

-

718,279

Derivative

financial instruments
14
-

55,948

55,948

As of December

31, 2020
Notes Level 1 Level 2 Total
Assets
Derivative

financial instruments
14
-

11,088

11,088

Cash and

cash equivalents
15
208,994

-

208,994

Liabilities
Debt with third

parties
17
727,823

-

727,823

Derivative

financial instruments
14
-

5,220

5,220

There were

no transfers

between levels

for recurring

fair value measurements

during the year.
Below,

Company

describes

an explanation

of each level:
Level 1:

The fair value

of financial instruments

traded in active

markets is based

on quoted

market prices

at the end of

the reporting
period. The

quoted

market price

used for

financial assets

held by the group is the

current bid price.

These instruments

are included

in
level 1.
Level 2:

The fair value

of financial instruments

that are not traded

in an active

market is determined

using valuation

techniques

that
maximize

the use of observable

market

data and rely

as little as

possible on entity

-specific estimates.

If all significant

inputs required
to fair

value an instrument

are observable,

the instrument

is included

in level 2.
Level 3:

If one or more

of the significant

inputs is not based

on observable

market data,

the instrument

is included in

level 3.
j) Derivative

financial

instruments

and hedging
Derivative

financial

instruments

are

initially

recognized

at

their

fair

values

on

the

date

on

which

the

derivative

contract

is
entered

into and are

subsequently

remeasured at their

fair value.
Any

gains

or

losses

resulting

from

changes

in

the

fair

value

of

a

derivative

instrument

are

recorded

in

the

statements

of
operations,

except

for

the

effective

portion of

net investment

hedges,

which

is recognized

in other

comprehensive

income/(loss)

and
later reclassified

to profit

or loss when

the hedge item affects

the statements

of operations.
At

the

inception

of

the

derivative

instrument

contract

,

the

Atento

Group

documents

the

relationship

between

the

hedging
instruments

and the

hedged items,

as well as

the risk management

objectives

and the strategy

for groups

of hedges.

The Atento

Group
also documents

its assessment,

both at the

inception

of the hedge

and throughout

the term thereof,

of whether

the

derivatives

used are
highly effective

at offsetting

changes

in the fair value

or cash flow

of the hedged

items.
A

derivative

with

a

positive

fair

value

is

recognized

as

a

financial

asset

whereas

a

derivative

with

a negative

fair

value

is
recognized

as a financial

liability.

Derivatives

are not offset

in the

financial statements

unless the Group

has both a legally

enforceable
right and intention

to offset.
For purpose

of hedge accounting

the Atento

Group designates

certain derivatives as either:
Net investment

hedges
Gains or

losses

on the hedging

instrument relating

to the effective

portion of the

hedge are

recognized

in other comprehensive
income. Gains

or losses

relating to the ineffective

portion are

recognized

in the statements

of operations.

Gains and

losses

accumulated
in equity are

included in

the statements

of operations

when the foreign

operation

is partially

disposed

of or sold.
k) Share capital

The ordinary

shares of the Company

are classified

in equity (see

Note 19).
Issuance

costs

directly attributable to the issuance

of new shares or options

are deducted

from the proceeds raised

in equity,

net
of the tax

effect.
l) Treasury

shares

Own equity

instruments

that are reacquired

(treasury

shares) are

recognized

at cost and

deducted

from equity.

No gain

or loss
is recognized

in profit or

loss on the purchase,

sale, issue or cancellation

of the Atento

Group’s own

equity instruments.

Any

difference
between

the carrying amount

and the consideration,

if reissued,

is recognized

in the

share premium.
m) Provisions
The

Company is

a party

to a

number of

judicial

and

administrative

proceedings,

whose

assessments

of the

likelihood of

loss
include

an

analysis

of

the available

evidence,

the

hierarchy

of laws,

the

available

jurisprudence,

the

most

recent court

decisions,

and
their

relevance

in

the

legal

system,

as

well

as

the

assessment

of external

lawyers.

The

Company

classifies

the

risk

of

loss

in

legal
proceedings

as probable,

possible,

or remote. The provision

recorded in relation

to such

lawsuits is set

by the

Company's Management,
based on the

analysis of

its legal counsel,

and reasonably

reflects

the estimated

probable

losses.
Provisions

are recognized

when the

Atento

Group has

a present obligation

(legal or constructive)

as a result

of a past

event,

it
is probable

that an

outflow

of resources

embodying economic

benefits

will be

required

to settle

the obligation,

and a

reliable

estimate
can

be

made

of

the

amount

of

the

obligation.

Provisions

for

restructuring

include

penalties

for

the

cancellation

of

leases

and

other
contracts,

as well as employee

termination

payments.

Provisions

are not recognized

for future operating

losses.
When the

Atento

Group is virtually

certain that

some or all

of a provision

is to be reimbursed,

for example under

an insurance
contract,

a separate asset

is recognized in the statement

of financial position,

and the expense

relating to the

provision is

recorded in the
statements

of operations, net

of the expected

reimbursement.
Provisions are

measured at the present

value of expenditure expected

to be required to settle

the obligation,

using

a pre-tax rate
that reflects

current market

assessments

of the time value of money

and the specific

risks inherent

to the

obligation.
Contingent

liabilities represent

possible obligations

to third parties,

and existing

obligations

that are not recognized,

given

that
it is not

likely that

an outflow

of economic

resources

will be

required

in order to

settle the

obligation

or because

the amount

cannot be
reliably estimated.

Contingent liabilities

are not recognized

on the consolidated

statement

of financial position

unless they

are recorded
as part

of a business

combination.
For

lawsuits

of

a massive

labor

nature,

represented

by

high

volume

lawsuits

with

similar

characteristics

and

low value,

the
provision is based

on historical information, according

to the calculation of the average payment

ticket for the last two years, considering
the procedural

stage in

which they

occurred,

and multiplied

by the

number

of lawsuits

in force

at each stage

process

measured

at each
report date.
n) Employee

benefit
Share

-based payments
Atento

S.A. has a share-based compensation

plan, under which the subsidiaries

of Atento S.A. receive services from

employees
as

consideration

for

the

equity instruments

of

Atento

S.A.

on a

straight

-line basis

over

the

vesting

period

and

graded

basis

over

the
vesting

period

– depending

on the

Shared-based

payments.

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
●
Including any

market performance

conditions

(for example,

an entity’s

share price);
●
Excluding

the

impact

of

any

service

and

non-market

performance

vesting

conditions

(for

example,

profitability,

sales
growth targets

and remaining

an employee

of the entity

over a specified

time); and
●
Including

the impact of

any non-vesting

conditions

(for example,

the requirement

for employees

to save or

hold shares

for
a specific period

of time).
At the

end of

each reporting

period, the

group

revises

its estimates

of the

number

of RSUs that

are expected

to vest

based on
the non

-market vesting

conditions

and service

conditions.

It recognizes

the impact

of the

revisions

to

original estimates,

if any,

in

the
statements

of operations, with

a corresponding

adjustment to

equity.
When the RSUs vest,

Atento

S.A.

issues

new shares or buys them back in the market. The proceeds

received, net of any directly
attributable

transaction

costs,

are credited to

share capital

(nominal

value) and share

premium.
The social

security

contributions

payable in

connection

with the

granting

of the share

options

is considered

an integral

part

of
the grant itself,

and the charge

will be treated

as a cash-settled

transaction.
Termination

benefits
The

Company

has

a post

-employment

health

care plan

to former

employees

retired

by

the Company

who

contributed

for at
least
10 years

are guaranteed

the right to remain

on the Company's

policy for life.

This termination

benefits are

paid to employees when
the

Atento

Group

decides

to

terminate

their employment

contracts

prior

to

the usual

retirement

age

or when

the employee

agrees

to
resign voluntarily

in exchange

for these

benefits.

The Atento

Group recognizes

these benefits

as an

expense for

the year,

at the earliest
of the

following

dates:

(a) when

the

Atento

Group

is no

longer

able to

withdraw

the

offer

for

these

benefits;

or (b)

when

the

Atento
Group company

recognizes the costs

of a restructuring effort

as per IAS 37,

“Provisions, Contingent

Liabilities and Contingent

Assets”,
and when

this restructuring

entails

the payment

of termination

benefits.

When

benefits

are offered

in order

to encourage

the

voluntary
resignation

of

employees,

termination

benefits

are

measured

on

the

basis

of

the number

of

employees

expected

to

accept

the

offer.
Benefits

to be paid

in more than twelve

months

from the

reporting date

are discounted

to their present

value.
o) Income tax
The

income

tax expense

includes

all the

expenses

and credits

arising

from

the corporate

income

tax levied

on all

the

Atento
Group companies.
Income tax

expenses for

each period

represent the aggregate

amounts of

current and deferred

taxes, if

applicable.
Current tax

assets

and liabilities for the current

and prior

periods are

measured at the amount

expected to be

recovered

from or
paid

to the

tax authorities.

The

tax rates

and

tax laws

used

to compute

the

amounts

are those

that are

enacted

at the

reporting date

in
each country

in which

the Atento

Group

operates.

The Atento

Group

determines

deferred

tax assets

and liabilities

by applying

the tax
rates

that will

be

effective

when

the

corresponding

asset

is received

or

the

liability

settled,

based

on

tax

rates

and

tax laws

that

are
enacted (or

substantively

enacted) at the reporting

date.
Deferred

taxes are

calculated

on temporary

differences

arising

from

differences

between

the tax

basis

of assets

and liabilities
and their carrying

amounts

for financial

reporting purposes.
Deferred

tax assets

also arise from unused

tax credits and

tax loss carryforwards.

The

carrying amounts

of deferred

income tax

assets

are reviewed at

each reporting

date and

reduced to the

extent that it

is no
longer

probable

that

sufficient

future

taxable

profits

will

be

available

to

allow

all

or

part

of

that

deferred

tax

asset

to

b
e

u
tilized.
Unrecognized

deferred

income

tax

assets

are reassessed

at each

reporting

date

and

are

recognized

to

the

extent

that

it

has

become
probable that

future

taxable profits

will allow

the deferred tax

asset

to be recovered.
Deferred

tax

liabilities

associated

with

investments

in

subsidiaries

and

branches

are not

recognized

when

the

timing

of

the
reversal

can be

controlled

by the

parent

company,

and it

is probable

that the

temporary

differences

will

not reverse

in the

foreseeable
future.
Deferred

income

tax

relating

to

items

directly

recognized

in

equity

is

also

recognized

in

equity.

Deferred

tax

assets

and
liabilities

resulting from

business

combinations are

added to

or deducted

from goodwill.
Deferred

tax assets

and liabilities are offset

only if a

legally

enforceable right

exists to

offset current

tax assets

against current
income

tax liabilities and

the deferred taxes

relate to

the same taxable

entity and the

same taxation

authority.
IFRIC 23
Uncertainty over

Income Tax

Treatment
Atento

reviewed the

tax treatment

under

the terms

of IFRIC

23 in

all

subsidiaries

and

as at the

reporting

date, the

Group did
not identify

any material

impact on the

financial statements.
Atento

implemented

a process

for periodically review

the income

tax treatments

consistent

under IFRIC 23 requirements
across the Group.
p) Revenue

from Contracts

with Customers
The

Atento

Group

principally

generates

revenue

under

contracts

with

customers

for

the

provision

of

customer

relationship
management

and

business

process

(“CRM BPO”)

services.

Revenue

from

CRM

BPO

services

is

recognized

over

time

as rendered,
considering

that the customer

simultaneously

receives

and consumes

the benefits

as the Company

satisfies

its performance

obligation,
and at

an amount that

reflects

the consideration

to which the

Company expects

to be entitled

in exchange

for those

services.

The contracts

typically require

the Atento

Group

to deliver CRM

BPO services

on behalf

of customers

such as

responding

to
customer

inquiries,

completing

back-office

processes

and providing

technical support

over channels

such

as voice,

SMS, email, chats
and social

media.

Atento’s

contracts

contain

a series of

distinct

services

which

are provided

over

a period,

are substantially

the same
and have the same pattern

of transfer to the

customer,

so the Company considers

these as a single performance

obligation.

Average

days
sales outstanding

(“DSO”) was 70

days for

2021 and

the average

payment term

was

30 days

after invoicing.

The Company

recognizes
revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes

unbilled

revenue

and

trade

receivables

based

on

pricing

contractually

agreed

by

its

customers

and

volume

of

services
rendered.

Atento’s

contracts

contain service

level agreements

(SLAs), which

are a form

of Key Performance

Indicators (KPI)

of service
performance

such

as average

time

to answer

calls,

the average

call

length,

customer

satisfaction

scores,

quality

scores

and customer
churn rate.
(i)
Variable

component
The

variable

component

in

contracts

consists

of bonus

and penalties

triggered by

the achievement

or

breach of

these

agreed
KPIs of

service

performance

that have

not been

confirmed with

the customer

or that

will be based

on performance

over periods

in the
future.

Management

estimates

the amount

of variable

consideration

by

using

the most

likely

amount

method

and recognizes

variable
consideration

as

revenue

only

to

the

extent

that it

is highly

probable

that

a significant

reversal

in

the

amount

of

cumulativ
e

r
evenue
recognized

will

not

occur

when

the

uncertainty

associated

with

the

variable

consideration

is

subsequently

resolved.

The

Company
applies

this

method

consistently

throughout

the

contract

when

estimating

the

effect

of

an

uncertainty

on

an

amount

of

variable
consideration

to which

it will be

entitled.

Management

estimates

variable

consideration

using

actual

data available

to

the Company

at

the

time

of

monthly

closing

as
well

as

the historical

levels

of achievement

of

the KPIs.

For example,

the

application

of performance

bonuses

or penalties

based

on
average

time

to

answer

calls,

average

call

length,

customer

satisfaction

and

quality

scores

are

estimated

based

on

data

from

the
Company’s

and customer’s

systems

about performance

for

these measures,

while the

application

of performance

bonuses

or penalties
based

on end

-customer

churn

rate, when

applicable

for

specific contracts,

are estimated

based

on

available data

from the

Company’s
and customer’s

systems

for these measures to the extent

available and otherwise

based on average historical

achievement levels

because
the uncertainty

for customer

churn rate

is resolved over

a several months.

The Company

generally

bills its customers

monthly based

on
the

actual

consideration

to

which it

is entitled

for.

As such,

estimated

revenue

is recognized

only

for

the last

month

of

the

reporting
period. The Company perform controls

to assess

and identify any material

differences between

the estimated amounts and actual amounts
which historically

have been

immaterial.
Some of Atento

Group’s contracts

include minimum

monthly

volume and minimum

annual revenue

commitments that

require
the

customer

to

compensate

the

Group

for

a

percentage

of

volumes

and

revenue

shortfalls

defined

in

the

contracts.

The

variabl
e
component

is estimated

based on the

forecasts

of volume

and revenue

agreed with

customers

at inception

of the contract

and reviewed
periodically,

as well as

the actual data

available to

the company

used to determine

if the Group

should recognize

revenue for

a contract
during the

reporting period

at either

the minimum

amount or

based on price

and volume.

(ii) Fixed component
For

most

of the

contracts

that include

a fixed

component

to

determine

the

amount

of consideration

the

Group

expects

to

be
entitled,

revenue

is recognized

based

on the

actual

service

provided

at

the end

of

the reporting

period, because

the customer

receives
and uses

the benefits simultaneously

based on the

infrastructure

made available

to the customer.

This could

be determined

based on the
actual labor

hours previously

agreed with the

customer or

based on the

number of workstations

made available.

The Company undertakes

activities in anticipation

of winning a contract and during

the proposal phase

of bidding for a contract
in

order

to

properly

customize

the

Company’s

offering

to

the

potential

customer’s

needs.

The

performance

of

those

tasks

does

not
transfer a

service

to the

customer

as performed

and are

not charged

to the

customer nor

recovered,

therefore,

those activities

are not a
performance

obligation and

are recognized

as an

expense when

incurred.
q) Interest

income and expenses
Interest

expenses

directly

attributable

to the

construction

of any

qualified

asset

are capitalized

during

the

time

necessary

to
complete the

asset

and prepare it for

the intended

use. All other

interest

expenses are

expensed

as incurred.
Interest income

is recognized

using

the effective

interest

method.

When a loan

or a receivable

has been

impaired, the

carrying
amount

is reduced

to the

recoverable

amount,

discounting

the estimated

future

cash flow

at the instrument’s

original

effective

interest
rate and recognizing the discount

as a decrease in interest income. Interest income

on receivable is recognized

when the cash is collected.

r) Lease (as

Lessee)
The Atento

Group

assesses

at contract inception

whether a contract

is, or contains,

a lease.

That is,

if the contract

conveys

the
right

to

control

the

use

of

an

identified

asset

for

a period

of

time

in

exchange

for

consideration.The

Atento

Group

applies

a

single
recognition

and measurement

approach for all

leases, except for

short

-term

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

on a straight

-line basis over the shorter

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

the underl

ying asset.
(iii) Short-term leases

and leases of

low-value

assets
The Group applies

the short

-term lease recognition exemption

to its short

-term leases of machinery

(i.e., those

leases that have
a lease

term of 12

months

or less from

the commencement

date). It also

applies the

lease

of low-value assets

recognition exemption

to
leases

of

office

equipment

that are

low

value.

Lease

payments

on

short

-term leases

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

considers

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

based on

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

the related consolida

ted statements

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

of the cash

-generating unit to which

it has been allocated.

The recoverable

amounts of
cash

-generating units defined

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

variables
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

regulations,

contracts,

customary

practice,

or

public commitments

that

would
lead

third

parties

to

reasonably

expect

that

the

Atento

Group

will

assume

certain

responsibilities.

The

amount

of

the

provision

is
determined

based

on

the

best

estimate

of

the

outflow

of

resources

embodying

economic

benefit

that

will

be

required

to

settle

the
obligation,

considering

all available

information

as of

the

reporting

date, including

the opinions

of

independent

experts such

as legal
counsel or

consultants.
The

Company

classifies

the

risk of

loss

in

legal

proceedings

as probable,

possible,

or

remote.

If the

Company

has

lawsuits
whose

values are

not known

or reasonably

estimated,

but the likelihood

of loss

is probable,

these will

not be

recorded, but

their

nature
will be disclosed

as well the lawsuits

classified

as possible.
Given the uncertainties

inherent in the

estimates

used to determine

the amount

of provisions, actual

outflows of resources

ma
y
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

based on observable

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

marke
t
assumptions

and/or estimation

techniques

were applied.
Update

On COVID-19
The

estimates

and

assumptions

included in

the financial

statements

include our

assessment

of potential

impacts

arising

from
the COVID-19

pandemic that

may affect

the amounts

reported

and the accompanying

notes. During

the year of 2021

the Company still
monitoring

the impacts

of COVID-19

and the

economic recovery

and market

growth after

COVID-19.

To-date,

no significant

impacts

on our collection

experience

and expected

credit losses

have been noted and we

do not currently

anticipate any material

impairments

of
our long-lived

assets

or of our indefinite-lived

intangible

assets

as a result of the COVID-19

pandemic.

The details

of Atento

Group subsidiaries

at December

31, 2019,

2020 and 2021

are as follow:
% Interest
Name
Registered

address
Line of

business
2019 2020 2021
Holding

company
Atento Luxco

Midco, S.à.r.l.
Luxembourg
Holding company
100
100
100
Atento S.A.
Atento Luxco

1 S.A.
Luxembourg
Holding company
100
100
100
Atento Luxco Midco, S.a.r.l
Atalaya

Luxco 2.

S.à.r.l.
Luxembourg
Holding company
100
100
100
Atento Luxco 1. S.A.
Atento Argentina.

S.A

Buenos Aires
(Argentina)
Operation of call centers
14.03
12.99
12.99
Atalaya Luxco 2. S.a.r.l.
85.97
87.01
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
100
100
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
0.002
0.002
0.002
Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica.

S.A.
Guatemala
(Guatemala)
Holding company
99.9999
99.9999
99.9999
Atento Mexico Holdco S. de R.L. de C.V.
0.0001
0.0001
0.0001
Atento El Salvador S.A. de C.V.
Atento de

Guatemala.

S.A.
Guatemala
(Guatemala)
Operation of call centers
99.99999
99.99999
99.99999
Atento Centroamérica. S.A.
0.00001
0.00001
0.00001
Atento El Salvador S.A. de C.V.
Atento El Salvador.

S.A. de

C.V.
City of San Salvador
(El Salvador)
Operation of call centers
7.4054
7.4054
7.4054
Atento Centroamerica. S.A.
92.5946
92.5946
92.5946
Atento de Guatemala. S.A.
Atento Nicaragua

S.A.
Nicaragua
Operation of call centers
4.35
4.35
4.35
Atento Centroamerica. S.A.
95.65
95.65
95.65
Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa

Rica S.A.
Costa Rica
Operation of call centers
99.999
99.999
99.999
Atento Mexico Holdco S. de R.L. de C.V.
0.0001
0.0001
0.0001
Atento Centroamerica. S.A.
Interservicer

- Serviços

de BPO Ltda
São Paulo (Brazil)
Operation of call centers
100
100
100
Nova Interfile Holding Ltda.
Interfile

Serviços de BPO Ltda.
São Paulo (Brazil)
Operation of call centers
50.00002
50.00002
50.00002
Nova Interfile Holding Ltda.
49.99998
49.99998
49.99998
Interfile Holding Ltda.
Nova Interfile

Holding

Ltda.
São Paulo (Brazil)
Holding company
100
100
100
Atento Brasil. S.A.
Interservicer

- Serviços

em Crédito
Imobiliário

Ltda.
São Paulo (Brazil)
Operation of call centers
50.00011
50.00011
50.00011
Nova Interfile Holding Ltda.
49.99989
49.99989
49.99989
Interfile Holding Ltda.
As of

December

31, 2019,

2020

and 2021,

none

of the

Group’s

subsidiaries

is listed

on

a stock

exchange,

except

for

Atento
Luxco 1 S.A.,

which has

debt securities

listed in Singapore

from

Wednesday,

23 June 2021 and

has delisted

in Tise

International

Stock
Exchange

(TISE) in Guernsey

since 30

June 2021.

All subsidiaries

use year

-end December

31 as their

reporting date.
u) New and

amended

standards

adopted

by the Group
The

Atento

group

has

applied

the following

amendments

for

the first

time

for

their

annual

reporting

period

commencing

1
January 2021:

Covid-19-Related

Rent Concessions

– amendments to

IFRS 16, and

Interest

Rate Benchmark

Reform –

Phase

2 – amendments

to IFRS 9, IAS

39, IFRS

7, IFRS 4 and

IFRS 16.

The

amendments

listed

above

did not

have

any impact

on

the

amounts

recogni

zed

in prior

periods

and are

not

expected

to
significantly

affect

the current or

future periods.
v) Standards

issued but not

yet effective
Certain

new

accounting

standards,

amendments to

accounting

standards

and interpretations

have been

published

that are not
mandatory

for

31 December

2021

reporting

periods

and

have not

been early

adopted

by the

Group.

These

standards,

amendments or
interpretations

are

not

expected

to

have

a material

impact

on the

entity

in

the current

or future

reporting

periods

and

on

foreseeable
future transactions
IFRS 17 Insurance

Contracts
Property,

Plant and Equipment:

Proceeds before

intended

use – Amendments

to IAS

16
Reference to

the Conceptual

Framework

– Amendments

to IFRS 3
Onerous

Contracts – Cost

of Fulfilling

a Contract

Amendments

to IAS

37
Annual

Improvements

to IFRS Standards

2018–2020

Classification

of Liabilities

as Current or

Non-current

– Amendments

to IAS 1
Disclosure of

Accounting

Policies – Amendments

to IAS

1 and IFRS

Practice Statement

2
Definition of

Accounting

Estimates – Amendments

to IAS 8
Deferred

Tax

related to Assets

and Liabilities arising

from a Single

Transaction

– Amendments

to IAS 12
Sale or contribution

of assets

between an investor and

its associate

or joint venture

– Amendments

to IFRS

10 and IAS

28.
For the amendments

listed above

are not expected

to significantly

affect

future periods.
4)

MANAGEMENT

OF FINANCIAL

RISK
4.1 Financial

risk factors
The

Atento

Group’s

activities

are exposed

to various

types of

financial risk:

market

risk (including

foreign

currency risk

and
interest

rate risk),

credit risk

and liquidity

risk. The

Atento

Group’s

global

risk management

policy

aims to

minimize

the potential
adverse

effects

of these

risks on the

Atento

Group’s

financial returns.

The Atento

Group also

uses

derivative

financial instruments

to
hedge certain

risk exposures.

a) Market

risk
Interest

rate risk in

respect

of cash flow

and fair value
Interest

risk arises

mainly

as a result

of changes

in interest rates

which affect

finance

costs

of debt bearing

interest

at variable
rates

(or short

-term maturity

debt

expected

to

be renewed),

as a

result

of

fluctuations

in

interest

rates,

and

the value

of noncurrent
liabilities

that bear

interest at fixed

rates.
Atento

Group’s

finance

costs

are exposed to fluctuations

in interest rates.

On December

31,

2021,
4.4
%

of financial

debt with
third parties

(not including

derivative

financial instrument)

bore

interests

at variable

rates, while

on

December

31, 2020

this amount
was
4.5
%.

In both 2020 and

2021, the

exposure was

to the

Brazilian CDI

rate and the

TJLP (Brazilian

Long-Term

Interest

Rate).
We

also have

exposure to

the Brazilian

CDI rate

on some of

our cross

-currency swaps entered

after the

Senior Secured

Notes
refinancing

in

February

2021.

In

such

instruments,

we

exchange

a fixed

amount

of U.S.

dollars

for

a variable

amount

of Brazilian
Reais, which

is determined

as a percentage

of CDI (the Brazilian

Interbank Market

Rate).
Thousands of
U.S. dollars
INTEREST RATE 2021
FAIR VALUE
(39,956)
+1%
(4,981)
-1%
2,306
Foreign

currency

risk
Our foreign currency

risk arises from local

currency revenues,

receivables, and payables,

while the U.S. dollar

is our functional
and

reporting

currency.

We

benefit

to

a

certain

degree

from

the

fact that

the

revenue

we

collect

in each

country,

in

which

we

have
operations,

is generally

denominated

in the same

currency as the

majority of

the expenses

we incur.
In accordance

with our

risk management

policy,

whenever

we deem it

appropriate,

we manage

foreign currency

risk by using
derivatives

to hedge

any exposure

incurred

in currencies other

than

those of the functional

currency of the

countries.
The

main

source

of

our

foreign

currency

risk is

related

to

the

Senior

Secured

Notes

due 2026

denominated

in

U.S.

dollars.
Upon issuance

of the Notes,

we entered

into cross

-currency swaps pursuant

to which we exchange

a fixed amount

of U.S.

dollars for a

fixed amount

of Euro

and Peruvian

Soles (fixed-fixed

rate cross

-currency swaps).

We

have also entered

cross

-currency swaps in which
we

exchange

a fixed

amount

of U.S.

dollars

for

a variable

amount

of

Brazilian

Reais (fixed-floating

rate cross

-currency swaps).

The
variable

amount

of Brazilian Reais

is determined

as a percentage

of CDI (the Brazilian

Interbank Market

Rate).

The total amount

of interest

(coupon)

payments

is covered

until the final

maturity

date (February

2026)

of the Senior

Secured
Notes due 2026. The

cross

-currency swaps in place also

include

Principal Exchange in

the same currency pairs

mentioned

above, which
mature in February

2024. The referred

cross

-currency swaps are the

only derivative

transactions

we have in place

in Atento

Group.
As of December

31, 2021,

the estimated

fair value

of the

cross-currency

swaps totaled

a net

liability of
39,956

thousand

U.S.
dollars

(net asset

of
5,868

thousand

U.S.

dollars

as of December

31, 2020).
The

table

below shows

the change

in fair

value

(variation)

of a

+/-10 percentage

points

on exchange

rate on

the value

of the
cross

-currency swaps:
Thousands of U.S. dollars
CROSS

-CURRENCY

FX
2021
FAIR VALUE
(39,956)
+10.0%
30,748

-10.0%
(31,301)

2021 Financial assets (*) Financial liabilities (*)
Sensitivity analysis

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
(thousands o
f U.S. dollar)
Euro - Colombian
Pesos
164
738,209
185
-
-
-
10
%
4,058.2
182
21
-
-
Euro - Dirham
Moroccan

1,315
13,822
1,489
-
-
-
10
%
9.5
1,461
165
-
-
Euro - Peruvian
Nuevos Soles
728
3,298
825
-
-
-
10
%
4.1
809
92
-
-
Euro - USD
661
749
749
-
-
-
10
%
1.0
735
83
-
-
Chilean Pesos – USD
2,961,535
3,483
3,483
51
-
-
10
%
-
3,290,595
387
57
-
Mexican Pesos – USD
897
44
44
-
-
-
10
%
-
996
5
-
-
Brazilian Reais –
USD
-
-
-
-
-
-
10
%
0.2
-
-
-
-
Guatemalan Quetzal
– USD
676
88
88
-
-
-
10
%
0.1
753
10
-
-
Colombian Pesos –
USD
835,738
209
209
9,495,983
2,385
2,385
10
%
-
923,760
22
10,551,093
(265)
Peruvian Nuevos
Soles - USD
19,015
4,784
4,784
4,160
1,041
1,041
10
%
0.2
21,250
559
4,623
(116)
United States Dolar -
Euro
-
9
-
-
-
-
10
%
23.1
-
2
-
-
United States Dolar -
MXN
199
176
199
-
-
-
10
%
0.8
221
22
-
-
Chilean Pesos – Euro
7
141
7
-
-
-
10
%
18.4
8
1
-
-
USD-GBP 3 2 3 - - -
10
%
0.7 4 - - -
UYU-USD 36,412 815 815 - - -
10
%
- 40,457 4,046 - -
(*) Financial liabilities correspond

to borrowing in currencies

other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

b) Credit

risk
The

Atento

Group

seeks

to

conduct

all

its

business

with

reputable

national

and

international

companies

and

institutions
established

in their countries

of origin,

to minimize

credit risk. As

a result of this

policy,

the Atento

Group has no

material

adjustments
to make to its

credit accounts

(see Note 13). Accordingly,

the Atento

Group’s commercial

credit risk

management

approach is based

on
continuous

monitoring

of

the

risks

assumed

and

the

financial

resources

necessary

to

manage

the

Group’s

various

units,

in

order

to
optimize the

risk-reward

relationship

in the development

and implementation

of business

plans in the course

of their regular

business.
Credit

risk

arising

from

cash

and

cash

equivalents

is managed

by

placing

cash

surpluses

in

high

quality

and

highly

liquid
money-market assets.

These placements are regulated by our Corporate Treasury policy based on the conditions

prevailing in

the markets
and

the

countries

where

Atento

operates.

The

Corporate

Treasury

policy

establishes:

(i) the

maximum

amounts

to

be

invested

per
counterparty,

based

on

their

ratings

(long-

and

short

-term

debt

ratings)

;

(ii)

the

maximum

period

of

the

investment

;

and

(iii)

the
instruments

in which the

surpluses

may be invested.
The Atento

Group’s

maximum

exposure

to credit

risk is primarily

limited to

the

carrying

amounts

of its

financial assets.

The
Atento

Group holds no

guarantees

as collection

insurance.
c) Liquidity

risk
For December 2021,

the Company has

presented

in

your Consolidated Financial

Statement a negative

shareholders’

equity and,
due to this

fact, the Company

performed

an extensive analysis

over events

and transactions

that arise deterioration

of equity identifying
that main factor

in which this decrease

was driven by

refers to non

-cash events

and when it’s excluded any effect

of non-cash, operating
profit are being

generated. The

directors

have, at the time of approving

the financial statements,

a reasonable expectation

that the Group
have adequate

resources

to continue in operational

existence

for the

foreseeable

future. Thus,

they continue

to adopt

the going

concern
basis of

accounting

in preparing

the financial

statements.

The Atento

Group seeks to

match its

debt

maturity schedule

to its capacity

to
generate

cash flows

by operation

to meet the

payments of

financial

commitments

and the Company

has available

credit facility such

as
Super Senior Revolving

Credit which provides

borrowings capacity

of up to 25,000 as of December 31, 2021.

In practice, this has

meant
that the

Atento

Group’s

average

debt

maturity

must

be

long

enough

to support

business

operation

normal conditions

(assuming

that
internal projections

are met). A maturity

schedule for

the Atento Group’s

financial liabilities

is provided

in Note 16

d) External

risk
We

were the

target of a cybersecurity

incident

which disrupted

our systems
On

October

17,

2021

Atento

suffered

a cyberattack.

The

Company

detected

the attempted

cyberattack

on our

IT

systems

in
Brazil

and,

in

order

to

avoid

risks

to

the

group's

customers,

we

began

the

process

of isolating

and

suspending

customers’ access

to
Atento's

systems

in Brazil.

Contingency

operational

solutions

were implemented

to avoid

any compromises

to

customers’

data and

to
minimize

the

impacts

of

the

operations’

suspension.

Services

were

carefully

restored

over

the

subsequent

two weeks,

with

server
cleaning

at all company sites

and operations

in Brazil.
Atento

was

significantly

impacted

by the

cyberattack.

Despite

not

having

made payments

of ransom,

Atento

Brasil incurred
expenses

related

to containing

the threat,

to

implementing

a prevention

and contingency

plan for

reestablishing

services,

and

to fines.
These expenses

included consulting

firms, equipment leasing,

software,

infrastructure

expenses, fines for

delays in collecting

tax forms,
and additional

payroll expenses

due to increased

personnel overtime

related to reestablishing

processes.

Atento

Brasil

has

an

insurance

policy

for

compensation

related

to

cyberattacks

and,

after

the

cyberattack

occurrence,

the
insurance

company

was

notified.

As

of

December

31,

2021,

an

expert

evaluation

was

still

being

conducted

and

no

income

was
recognized within the accounting

balance recorded

for December 31, 2021.

The Company has partnered

with CrowdStrike, an American
cybersecurity

technology

company,

to assist

in the

containment,

remediation

and prevention

of potential

cyberattacks.

Tools

designed
to detect, isolate

and neutralize

threats were

implemented

for all

servers and endpoints

at the Company’s

Brazil operations.

The financial,

operating

and consolidated

effects on Financial

Statements

for December

31, 2021 due

to the cyberattack

based
on the Company´s

evaluation

are as follows:
Customer agreement termination
Although

the Company

suffered

a Cyberattack

and was

not able

to comply

with

all the

service

volume

in

Brazil,

we

did not
incur in any

relevant agreement

termination

with our customers,

reinforcing

the strongly relationship

with our clients

Customer judicial

disputes or

judicial notification

Although

Atento

suffered

a

cyberattack,

the

actions

taken

by

the

Company

to

minimize

risks

related

to

Brazil

Law

and
Regulations

contributed

to avoid

judicial

consequences.

Since the October

2021 incident,

the Company

has

continue

d

complying with
all regulations

related to Data Protection.

The Company

continues

monitoring the

risks of any impact

from a Financial,

Operational

and
Legal perspective.

The Company

has received notifications

from

clients claiming

cash compensation

due to Atento’s

failure to comply
with contracted se

rvice volumes that resulted in these clients incurring unexpected costs

.

Company recognized in 2021 as other operating
expenses

a probable cash

compensation

for its customer

s

of $4.0 million

related to costs

and expenses incurred

by these

customers due
the service

interruption

of our

services for

them.

Consolidated

effects on

Financial statements
The

Company presented

within its

financial statements

dated

December

31, 2021

the financial

effects

of the

cyberattack

that
reflect the

interruption

of operations

and non-compliance

with the full service

volume required

under our contracts

with customers. The
effects

presented

below refer to Telefónica

services in

Brazil and are

primarily

related to the temporary

interruption

of our services

that
had a direct impact

on some of our

customers.

We also

incurred

expenses related

to containing

the threat, to

implementing

a prevention
and contingency

plan for

reestablishing

services,

and to

fines. These

expenses included

consulting

firms, equipment

leasing,

software,
infrastructure

expenses,

fines

for delays

in

collecting

tax forms,

and additional

payroll

expenses

due to

increased

personnel

overtime
related

to

reestablishing

processes.

The

table

below

presents

the effects

for

the

period

ending

on

December

31,

2021

related

to

lost
revenue

due

the interruption

of services.

The

Company

and

the customers

through

your

operational

system

and

controls

are

able

to
identify the lost revenue based

on the service volume and operational expenses

incurred by company to containing the threat and

expense
related

to our clients

due the service

interruption

of our

services for

them.

December

31, 2021

($ in millions)
Lost Revenue
34.8
Operational

Expenses/penalties
11.3
Total
46.1
Despite the Company´s

actions to remediate and prevent

future attacks, the Company acknowledges

that such events

may

occur
in the

future

and result

in the

temporary

suspension

of services

provided

to clients.

While

service was

restored

within 72

hours

of the
cyberattack, the Company

was unable to comply with all expected contractual service

volumes for the months of October and November,
due to

client

IT and

cybersecurity

protocols

that prevented

the resumption

of Atento’s

services.

After the October

21 cyberattack,

the
Company did

not identify

any indication

that the financial

information

data was

affect.
4.2 Capital

Management
The

Atento

Group’s

Finance

Department,

which

oversees

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

to maintain medium-term

borrowing

structure, in

order to be able to carry
out its routine activities under

normal conditions

and to address

new opportunities for growth. Debt levels are kept in line with forecasted future

cash

flows

and

with

quantitative

restrictions

imposed

under

financing

contracts.

In

addition

to

these

general

guidelines,

we
consider

other considerations

and specifics when

determining

our financial

structure,

such as country

risk,

tax efficiency

and volatility
in cash flow

generation.
The

Super

Senior

Revolving

Credit

Facility,

described

in

Note

17,

carries

no

financial

covenant

obligations

regarding

debt
levels. However,

the notes do impose limitations

on dividend distributions,

payments or

distributions

to the shareholders, the

incurrence
of additional debt,

and on investments

and disposal of assets.

As of the date of these consolidated

financial statements,

the Atento Group
was

in

compliance

with

all

restrictions

established

in

the

aforementioned

financing

contracts

and

does

not

foresee

any

future

non-
compliance.

To that

end, the Atento

Group regularly

monitors

figures for net financial

debt

with third

parties and

EBITDA
Net financial

debt with third parties

at December

31, 2020 and

2021 is as

follows:

Thousands

of U.S. dollars
2020 2021
Senior Secured

Notes

(Note 17)
505,611
503,945
Super Senior

Credit Facility (Note

17)
30,038 25,027
Bank borrowings

(Note 17)
39,475
33,475
Lease liabilities

(Note 17)
152,699
155,832
Less: Cash

and cash equivalents

(Note 15)
(208,994) (128,824)
Net financial

debt

with

third

parties
518,829
589,455
5) SIGNIFICANT

ACQUISITION

OR DISPOSAL
For the year of 2020

and 2021 Company

has not entered in any

agreement for significant

acquisition

or disposal of any group´s
entity
.
6) INTANGIBLE

ASSETS
The following

table

presents

the breakdown of intang

ible assets

at December 31,

2020 and 2021

and respective

changes

in the
year:

Thousands of U.S. dollars
Balance at
December

31,
2019 Additions Disposals Transfers
Reclassifications
between Intangible and
PP&E
Translation
differences
Hyperinflation
Adjustments
Balance at
December

31,
2020
Cost

Development

2,453
99
-
403
-
(28)
174
3,101

Customer base

262,951
-
(622)
639
-
(22,656)
3,029
243,341

Software

201,405
2,859
(9,748)
8,327
12,572
(28,647)
1,349
188,117

Other intangible assets

61,647
-
(97)
1,062
-
(5,835)
181
56,958

Work

in progress

100
-
(25)
-
-
-
-
75
Total cost
528,556
2,958
(10,492)
10,431
12,572
(57,166)
4,733
491,592
Accumulated
amortization

Development

(657)
(165)
-
(400)
-
59
(172)
(1,335)

Customer base

(165,445)
(19,848)
720
(630)
-
15,695
(2,497)
(172,005)

Software

(134,603)
(23,405)
9,721
(9,966)
-
18,228
(833)
(140,858)

Other intangible assets

(44,890)
(3,563)
-
565
-
2,396
(223)
(45,715)
Total accumulated
amortization
(345,594)
(46,981)
10,441
(10,431)
-
36,378
(3,725)
(359,913)
Impairment
(22,921)
-
-
-
-
(2,116)
-
(25,037)
Net intangible assets 160,041
(44,023)
(51)
-
12,572
(22,904)
1,008
106,643

Thousands of U.S. dollars
Balance at
December

31,
2020 Additions Disposals Transfers
Reclassifications
between Intangible and
PP&E
Translation
differences
Hyperinflation
Adjustments
Balance at
December

31,
2021
Cost

Development

3,101
551
(94)
(1,216)
-
(260)
269
2,351

Customer base

243,341
-
(30)
21,534
-
(17,886)
2,122
249,081

Software

188,117
62,137
(11,249)
1,413
-
(12,138)
2,726
231,006

Other intangible
assets

56,958
-
(1,873)
(21,508)
-
(3,206)
266
30,637

Work

in progress

75
394
(29)
(223)
-
(6)
-
211
Total cost
491,592
63,082
(13,275)
-
-
(33,496)
5,383
513,286
Accumulated
amortization

Development

(1,335)
(161)
94
-
-
216
(267)
(1,453)

Customer base

(172,005)
(21,970)
30
(14,315)
-
11,672
(770)
(197,358)

Software

(140,858)
(36,529)
11,249
44
-
10,259
(1,445)
(157,280)

Other intangible
assets

(45,715)
(1,409)
1,873
14,271
-
2,045
(266)
(29,201)
Total accumulated
amortization
(359,913)
(60,069)
13,246
-
-
24,192
(2,748)
(385,292)
Impairment
(25,037)
-
-
-
-
1,929
-
(23,108)
Net intangible assets 106,643
3,012
(29)
-
-
(7,375)
2,635
104,886
“Customer

base”

represents

the

fair

value,

of

the

intangible

assets

arising

from

customer

relationships

(tacit

or

explicitly
formulated

in contracts)

with Telefónica

Group and

with other

customers identified

in business

combination transactions.
In

terms

of

geographic

distribution,

in

2021

the

customer

base

corresponds

to

businesses

in Brazil

(
96,628

thousand

U.S.
dollars),

Spain (
49,994

thousand

U.S. dollars)

net of

impairment,

Mexico

(
46,280

thousand

U.S. dollars),

Peru

(
13,226

thousand

U.S.
dollars), Colombia

(
2,536

thousand

U.S.

dollars),

Chile (
7,315

thousand

U.S.

dollars) and Argentina

and Uruguay (
9,992

thousand

U.S.
dollars).
For December

31, 2021 and 2020

based on Company´s

evaluation

there are no

internal or external

factor that could

indicate

an
impairment

of Intangible

assets.
7)

GOODWILL
Goodwill

was

generated

on

December

1,

2012

from

the

acquisition

of

the

Customer

Relationship

Management

(“CRM”)
business

from Telefónica,

S.A when we were

acquired by

funds affiliated

with Bain

Capital.
On December

30, 2014 Atento

Brazil generated

a goodwill

from

the acquisition

of CBCC.

On September

2, 2016,

Atento

Brazil generated

a goodwill

from the

acquisition

of RBrasil

in the

amount

of
15,214

thousand
U.S. dollars

and on June

9, 2017 from

the acquisition

of Interfile

in the amount of
8,400

thousand

U.S. dollars
The breakdown

and changes

in goodwill in

2020 and 2021

are as follow:

Thousands of U.S. dollars
12/31/2019 Hyperinflation
Translation
Differences
Impairment 12/31/2020 Hyperinflation
Translation
differences
Impairment 12/31/2021
Peru
29,612
-
(2,509)
-
27,103
-
(2,529)
-
24,574
Chile
15,517
-
728
-
16,245
-
(2,656)
-
13,589
Colombia
5,722
-
(259)
-
5,463
-
(753)
-
4,710
Mexico
1,921
-
(101)
-
1,820
-
(50)
-
1,770
Brazil
65,482
-
(14,692)
-
50,790
-
(3,492)
-
47,298
Argentina
1,648
419
(474)
-
1,593
656
(288)
(1,961)
-
Total
119,902
419
(17,307)
-
103,014
656
(9,768)
(1,961)
91,941
8)

IMPAIRMENT

OF ASSETS
As of

December

31,

2021,

the impairment

assessment

on goodwill

performed

by the

Atento

Group’s

management

indicated
that the carrying amount of goodwill

is recoverable, except

for Argentina,

where an impairment was

needed. Such assessment

was based
on

the

calculation

of

the

recoverable

amount

of

goodwill

through

the

calculation

of

the

expected

future

cash

flow

from

the

cash-
generating

units to which

goodwill is

allocated.
The

Atento

Group

carries

out

its

goodwill

impairment

tests

to all

CGUs

using

the

various

cash

-generating

units’

five-year
strategic

plans and budgets.

The five-year

plan used

as the basis

for

the impairment

test was approved

by the

board of

directors on

the
date of November

9
th

and 10
th , 2021.
Recoverable

amount is

based on value

in use calculated

using

cash flow from

projected

results adjusted

for amortization/depreciation,

finance

costs,

and taxes, based

on the last period,

and using

the expected

growth

rates obtained from

studies

published in the

sector
and assuming

growth to

be constant

from the fifth year onwards.

Estimated

cash flow

determined in

this manner

is discounted

using
the WACC

applicable

to that CGU.

Discount

rates represent the

current market

assessment

of the risks specific to

each CGU,

taking into

consideration

the time value of
money

and individual

risks of the underlying

assets

that have not been

incorporated in

the cash

flow estimates.

The discount

rate
calculation

is based on the

specific circumstances

of the Group and

its operating

segments

and is derived

from its weighted

average
cost of capital

(WACC).

The WACC

considers

both debt and

equity.
These tests

are performed

annually and

whenever it

is considered

that the recoverable

amount

of goodwill

may be impaired.
At December

31,

2021, the

tests

conducted

identified the

need of impairment

in the

value

of goodwill

of Argentina,

since the
related

recoverable amounts

calculated

using value

in use for

this specific CGU

was lower

than

the carrying

amount.

In Argentina,

the
deterioration

of

the economic

situation

and

high

discount

rates, made

discounted

cash

flow of the

operations

not enough

to cover

its
asset

base, resulting

in the

write-off

of Argentinian

2021

Goodwill,

by 1,961

thousand

U.S. dollars.

In all

other CGU,

the recoverable
amounts calculated

using value in

use were higher

than the carrying

amount

of the related cash

-generating units, even

after sensitivities
were

applied

to

the

variables

used

(1 p.p.

increase

in

WACC

or

1 p.p.

decrease

in

EBITDA

Margin

or

1 p.p.

decrease

in

Revenue
growth).

At December

31, 2020, all

CGUs passed

in the impairment

tests

with projections to support

all assets.
The calculation

of values

in use for

the CGUs is most

sensitive to

the revenues,

EBITDA and

discount

rates assumptions.
The

CGUs

revenues

projection

has

a

variation

based

on

management

expectations

growth

plus

inflation

and

the

EBITDA
margin variability

between 2022 and 2026

for each CGU goes

from -1.4p.p.

to +6.0p.p. This

means that no CGU

presented

an EBITDA
variation

between

2022 and 2026

higher

than +6.0p.p.,

or lower than

-1.4 p.p.
The pre-tax and

post

-tax

discount

rates, which factor

in country

and business

risks, and the projected

terminal

growth rates
were as

follows:

Pre-Tax

Discount

rate
Atento
Brasil

RBrasil Interfile Mexico Colombia Peru Chile Argentina
December

2020
16.47%
19.11%
16.93%
15.94%
12.58%
14.41%
13.92%
80.25%
December

2021
18.73%
17.76%
18.07%
14.63%
14.30%
12.45%
13.80%
113.75%
Post-Tax

Discount

rate
Atento
Brasil

RBrasil Interfile Mexico Colombia Peru Chile Argentina
December

2020
12.76%
12.76%
12.76%
13.99%
12.58%
11.37%
11.19%
70.88%
December

2021
13.36%
13.36%
13.36%
11.44%
11.10%
9.11%
10.27%
58.70%
Terminal

Growth

rate

Atento
Brasil

RBrasil Interfile Mexico Colombia Peru Chile Argentina
December

2020
4.31%
4.31%
4.31%
2.65%
6.29%
3.33%
3.88%
40.50%
December

2021
5.57%
5.57%
5.57%
5.78%
6.55%
1.94%
1.88%
39.35%

The carrying

amounts per

CGUs were

as follow:
Carrying

Amount
Thousand U.S
dollars
Atento
Brasil

RBrasil Interfile Mexico Colombia Peru Chile Argentina
December

2020
157,831
14,584
16,535
79,610
31,242
59,153
35,991
1,778
December

2021
147,633
7,469
15,021
66,691
26,783
39,211
21,743
907
In the

event

of a

1% increase

in the

discount

rate (WACC)

used

to calculate

the recoverable

amount

of the

above

mentioned
CGUs

in

each

country,

with

the

other

variables

remaining

unchanged,

with

the

exception

of

Argentina

as

explained

above,

the
recoverable

amount

would still

be

higher than

the corresponding

carrying

amount.

As an

additional

sensitivity analysis,

assuming

that
there

is a

fall in

demand

or an

increase

in costs

and, as

such,

results

before

amortization/depreciation,

finance

cost

and

taxes margin,
with

all

other

variables

remaining

unchanged,

results

in

a

EBITDA

(used

for

estimating

cash

flow)

with

a

margin

drop

of

1%,

the
recoverable

amount

from

each

cash

generating

unit, with

exception

of Argentina,

would continue

to

be higher

than

its

corresponding
carrying

amount.

9) PROPERTY,

PLANT

AND EQUIPMENT

(PP&E)
Details of

property, plant

and equipment

at December

31, 2020 and 2021

are as follow:

Thousands

of U.S.

dollars
Balance at
December

31,
2019
Reclassification

to
right-of

-use assets
Additions Disposals Transfers
Reclassifications
between

Intangible

and
PP&E
Translation
differences
Hyperinflation
Adjustments
Balance at
December

31,
2020
Cost

Buildings

11,412
-
-
(3)
3,606
-
811
(2)
15,824

Plant

and machinery

7,471
-
55
-
(2,938)
-
(90)
21
4,519

Furniture,

tools

and other tangible
assets
301,218
1,331
4,179
(12,837)
48,963
800
(33,400)
5,194
315,448

PP&E

under construction

14,879
-
28,682
(1,113)
(13,162)
(13,372)
(1,844)
-
14,070
Total

cost
334,980
1,331
32,916
(13,953)
36,469
(12,572)
(34,523)
5,213
349,861
Accumulated

depreciation

Buildings

(4,005)
-
(217)
149
(149)
-
(384)
20
(4,586)

Plant

and machinery

(6,840)
-
(530)
3
(1,051)
-
162
(9)
(8,265)

Furniture,

tools

and other tangible
assets
(207,242)
(3,401)
(25,935)
12,424
(35,269)
-
18,098
(4,797)
(246,122)
Total

accumulated

depreciation
(218,087)
(3,401)
(26,682)
12,576
(36,469)
-
17,876
(4,786)
(258,973)
Property,

plant

and equipment
116,893
(2,070)
6,234
(1,377)
-
(12,572)
(16,647)
427
90,888
Thousands

of U.S.

dollars
Balance at
December

31,
2020
Reclassification

to
right-of

-use assets
Additions Disposals Transfers
Translation
differences
Hyperinflation
Adjustments
Balance at
December

31,
2021
Cost

Buildings

15,824
-
147
-
(5,803)
(1,321)
-
8,847

Plant

and machinery

4,519
-
40
(234)
(954)
(88)
32
3,315

Furniture,

tools

and other tangible
assets 315,448
-
12,161
(5,056)
14,122
(10,559)
8,182
334,298

PP&E

under construction

14,070
-
8,783
-
(7,365)
(7,855)
-
7,633
Total

cost
349,861
-
21,131
(5,290)
-
(19,823)
8,214
354,093
Accumulated

depreciation

Buildings

(4,586)
-
(198)
-
-
275
-
(4,509)

Plant

and machinery

(8,265)
-
(331)
234
-
5,215
(18)
(3,165)

Furniture,

tools

and other tangible
assets (246,122)
-
(23,122)
5,056
-
6,857
(7,693)
(265,024)
Total

accumulated

depreciation
(258,973)
-
(23,651)
5,290
-
12,347
(7,711)
(272,698)
Property,

plant

and equipment
90,888
-
(2,520)
-
-
(7,476)
503
81,395
The main capital

expenditures for

the year ended December

31, 2021 include costs

associated

with

the acquisition

of Microsoft
Licenses related

to Office

Resources and Server

and Cloud Enrollment”.

For

December

31,

2021

based

on

Company´s

evaluation

there

are

no

internal

or

external

factor

that

could

indicate

an

impairment

of

Intangible

assets

property,

plant

and

equipment

and

no

impairment

was

recognized

on

items

of

property,

plant

and
equipment

in 2020 and

2021
10)

LEASES
The Atento

Group holds the

following

right-of-use

assets:
Thousands

of U.S. dollars
Net carrying

amount of asset
2020 2021
Tools

and other tangible

assets

9,518
14,384
Buildings
128,324
128,321
Total

137,842
142,705
Leases

are shown as

follows in

the balance

sheet as at December

31, 2020

and 2021:
Assets
January
1, 2020
Additions/
(Disposals)
Reclassification
between

PPEQ
and right

-of-use
assets
Translation
difference
December
31, 2020
Right-of-use

assets
253,424
32,723
(1,331)
(47,165)
237,651
(-) Accumulated

depreciation
(71,860)
(47,256)
3,401
15,906
(99,809)
181,564
(14,533)
2,070
(31,259)
137,842
Assets
December
31, 2020
Additions/
(Disposals)
Translation
difference
December
31, 2021
Right-of-use

assets
237,651
18,852
(22,669)
233,833
(-) Accumulated

depreciation
(99,809)
(2,562)
11,243
(91,128)
137,842
16,290
(11,426)
142,705
(*) For December 31, 2021 the variation of accumulated depreciation includes the effect of

$
48,293

million related to the lease amortization and the
write-off of leases full amortized by $
45,731

million between cost and depreciation. For December 31, 2020 the variation only includes the effect related to the lease amortization.

11) FINANCIAL

ASSETS
As of

December

31,

2021

and

2020,

all the

financial

assets

of the

Company

are classified

as

amortized

cost

except

for

the
derivative

financial instruments

that are classified

as financial assets

at fair value.
Credit risk

arises

from

the possibility

that the

Atento

Group

might

not recover

its financial

assets

at the amounts

recognized
and in the established

terms. Atento Group Management

considers

that the carrying amount of financial assets

is similar to

the fair value.
As

of

December

31,

2021,

Atento

Teleservicios

España

S.A,

Atento

Brasil

S.A.

and

Atento

Colombia

have

entered

into
factoring

agreements

without

recourse,

anticipating

an

amount

of
168,822

thousand

U.S. dollars

(
117,295

thousand

U.S dollars

for
December

31, 2020),

receiving

cash net of discount,

the related trade

receivables

were realized

and interest

expenses was

recognized

in
the statement

of operations.

12)

OTHER

FINANCIAL

ASSETS
Details of

other financial assets

at December 31,

2020 and 2021

are as follow:
Thousands

of U.S. dollars
2020 2021
Other non

-current receivables
5,972
6,828
Non-current

guarantees

and deposits
(*)

32,220
28,779
Total

non-current
38,192 35,607
Current guarantees

and deposits

1,158
744
Total

current
1,158 744
Total
39,350
36,351
(*)

"Non-current

guarantees

and deposits"

as of

December

31,

2020

and

2021

comprise

any

cash

deposit
made in connection

with any judicial

or administrative

proceeding against

a member of

the Group.

13)

TRADE AND

OTHER

RECEIVABLES
The breakdown

of “Trade and

other receivables”

at December

31, 2020 and

2021 is as follow:
Thousands

of U.S. dollars
2020 2021
Non-current

trade receivables

2,885
3,466
Other non

-financial assets
(*)
12,518
16,336
Non-current

Prepayments

5,592
2,438
Total

non-current
20,995 22,240
Current trade

receivables billed
139,616
134,652
Current trade

receivables unbilled
134,738
148,055
Other receivables

4,678
756
Prepayments

14,698
7,275
Personnel

5,355
4,571
Total

current
299,086 295,309
Total
320,081
317,549
(*) "Other non-financial assets"

as of December

31, 2020 and

2021 primarily

comprise tax

credits with

the Brazilian

social security

authority
(Instituto Nacional do Seguro

Social), recorded in Atento

Brasil S.A.
Thousands

of U.S. dollars
2020 2021
Trade receivables

280,811
288,730
Allowances

of trade

receivables
(3,571)
(2,556)
Trade

receivables,

net
277,240
286,174
Changes in

allowances

of trade receivables

in 2020

and 2021

were as follow:
Thousands

of U.S. dollars
2020 2021
Opening balance

(6,433)
(3,571)
Allowance

of trade

receivables
(*)
(6,649)
(1,563)
Reversal

(*)
1,356
1,859
Use of

provision
7,930
473
Translation

differences

225
246
Total (3,571) (2,556)
(*) The total of allowance of trade provision and reversal are the impact in change in trade provisions in the consolidated statements of operations.
The

Atento

Group’s

maximum

exposure

to

credit

risk

at

the

reporting

date

is

equivalent

to

the

carrying

amount

of

each

of

the
aforementioned

trade receivables

categories.

The Atento

Group holds no

guarantees

as collection

insurance.

14)

DERIVATIVE

FINANCIAL

INSTRUMENTS
Details of

derivative financial

instruments

at December

31, 2020

and 2021

are as follow:
Thousands

of U.S. dollars
2020 2021
Assets Liabilities Assets Liabilities
Cross currency

swaps
11,088
(5,220)
15,992
(55,948)
Total
11,088
(5,220)
15,992
(55,948)
Current

portion
- - 3,235 (29,646)
Non-current

portion
11,088 (5,220) 12,757 (26,302)
Atento

Luxco1

entered

into

Cross-Currency

Swaps

to

reduce

its

foreign

exchange

risk,

since

it

generates

cashflow

in

local
currencies.

With these

instruments,

the company

ensures

that its

cashflow in

local

currencies

is hedged

into

a fixed dollar

amount,

the
currency used

to pay debt obligations,

therefore

reducing foreign

exchange risks.
Derivatives

held

for

trading

are

classified

as

current

assets

or current

liabilities.

The

fair

value

of

a

hedging

derivative

is
classified

as

a non-current

asset

or a non

-current liability,

as applicable,

if the

remaining

maturity

of the

hedged

item

exceeds twelve
months. Otherwise,

it is classified

as a current

asset

or liability.
On February

14,

2020, Atento

Brasil S.A.

entered into

a cross-currency

swap to

hedge a

EURO

loan of
7,402

thousand

Euros
at a fixed

rate of
1.49
%

exchanged to

a
35,000

thousand

Brazilian Reais with interest

rate of the average

daily rate of the

one day “over
extra-group”

– DI – Interbank

Deposits

- plus

a spread of

1.95% per annum.

The transaction

was liquidated

on August

13, 2020 due to
the repaym

ent of

the loan.
In February

2021,

in connection

with the

new 8.000%

Senior

Secured Notes

due 2026,

Atento

Luxco 1

S.A. entered

into new
Cross-Currency

Swaps

related

to exchange

rate risk

between

U.S.

dollars

and Euro

(EUR),

Brazilian

Reais (BRL)

and Peruvian

Soles
(PEN).
The Company

is hedging the

risk of changes

in the USD equivalent

value

of a portion of

its net

investment

in its consolidated
Subsidiaries

attributable

to

changes

in the

USD-subsidiary

currency

between

the

designation

date

and maturity

date

of

the Hedging
Instrument.
All previous

(coupon

-only) cross-currency swaps with

maturity

in August

2022 were terminated

in March

2022.
At December

31, 2020

and 2021,

details of

cross

-currency swaps that

do not qualify

for hedge

accounting

and net

investment
hedges

were as follows:

2020

Derivative´s operation

results
Bank Maturity
Purchase
currency
Selling
currency
Notional
(thousands)
Fair value
asset
Fair value
liability
Other
comprehensive
income
Change in
OCI
Statements of
operations

-
Finance cost
Statements of
operations

-
Change in

fair
value
D/(C) D/(C) D/(C) D/(C) D/(C) D/(C)
Nomura International Aug-22
USD
EUR
34,109
13
(7)
(454)
(260)
-
-
Goldman Sachs Aug-22
USD
MXN
1,065,060
-
(3,224)
41
3,973
48
-
Goldman Sachs Aug-22
USD
PEN
194,460
-
(1,996)
(339)
5,463
-
-
Goldman Sachs Aug-22
USD
BRL
754,440
8,866
-
(6,167)
6,979
(289)
-
Morgan

Stanley
Aug-22
USD
BRL
308,584
2,096
-
(2,589)
2,688
-
-
Morgan

Stanley
Aug-22
USD
PEN
66,000
120
-
(115)
189
-
-
Goldman Sachs Aug-22
USD
MXN
1,065,060
-
-
2,230
(2,230)
-
-
Goldman Sachs Aug-22
USD
PEN
194,460
-
-
2,965
(2,964)
-
-
Total

Active
11,095
(5,227)
(4,428)
13,838
(241)
-
Effect

on OCI of

derivatives terminated

prior to 1 January

2020

-
-
(7,467)
-
-
-
Total
11,095
(5,227)
(11,895)
13,838
(241)
-
2021

Derivative´s operation

results
Bank Maturity
Purchase
currency
Selling
currency
Notional
(thousands)
Fair value
assets
Fair value
liability
Other
comprehensive
income
Change in
OCI
Statements of
operations

-
Change in

fair
value
Nomura International

plc
Feb-26
EUR
USD
61,526
4,652
-
(3,698)
3,699
(1,154)
Nomura International

plc
Feb-26
USD
BRL
326,450
356
(8,124)
(192)
192
7,509
Morgan

Stanley
Feb-26
USD
BRL
631,350
811
(16,936)
3,464
(3,464)
11,561
Morgan

Stanley
Feb-26
USD
PEN
277,050
8,805
(463)
(6,390)
6,390
(1,780)
Goldman Sachs

International
Feb-26
USD
BRL
1,301,000
1,368
(30,426)
480
(480)
26,198
Nomura International Aug-22 EUR USD 34,109 - - (481) 27 -
Goldman Sachs Aug-22
MXN
USD
1,065,060
-
-
(128)
169
(48)
Goldman Sachs Aug-22
PEN
USD
194,460
-
-
(475)
136
-
Goldman Sachs Aug-22
BRL
USD
754,440
-
-
(7,007)
840
(2)
Morgan

Stanley
Aug-22
USD
BRL
308,584
-
-
(2,987)
398
-
Morgan

Stanley
Aug-22
USD
PEN
66,000
-
-
(158)
43
-
Goldman Sachs Aug-22
USD
MXN
1,065,060
-
-
2,229
-
-
Goldman Sachs Aug-22
USD
PEN
194,460
-
-
2,965
-
-
Total

Active
15,992
(55,949)
(6,336)
6,337
42,334
Effect

on OCI of

derivatives
terminated in

2021
-
-
(6,042)
1,613
(50)
Effect

on OCI of

derivatives
terminated prior

to

1 January

-
-
(7,467)
-
-
Total
15,992
(55,949)
(19,845)
7,950
42,284
On

January

1,

2019,

the

Company

designated

the

Cross-Currency

Swap

between

U.S.

dollars

and

Brazilian

Reais

for

hedge
accounting

as net investment hedge. Prior

to the date of designation

of the Cross-Currency Swap, this hedging

instrument was

electively
not

designated

as a hedge

accounting

because

the change

in fair

value was intended

to partially offset

changes

in the USD-BRL

foreign
currency

component

of the

BRL

denominated

intercompany

debt,

which

were

recorded

in

earnings.

Effective

January

1,

2019,

the
intercompany

debt

was

reclassified

as “permanent

in equity”

(which

assumes

that the

related

payable

is neither

planned

nor

likely to
occur

in

the

foreseeable

future,

since

it

is

in

substance,

a

part

of

the

entity’s

net

investment

in

that

foreign

operation
)

and, as

a
consequence,

the changes

arising from the

exchange

rate are

recorded

in other

comprehensive

income

and on

January

1, 2020 Atento
decided to

assign the loan

agreement

between

Atento

Luxco 1 and

Atento

Mexico Holdco

as “permanent

in equity”,

with

its maturities
to be

renewed

per indefinite

time,

since the

repayment

is neither

planned

nor

likely to

occur

in the

foreseeable

future.

The

effects

of
these transactions

are presented in

“Changes of Comprehensive

Income”.

Gains and

losses

on net investment hedges

accumulated in

equity will

be taken to

the statement

of operations

when the

foreign
operation

is partially

disposed

of or sold
Summary of Outstanding Derivatives
Counterparty Product
Receive/Pay
Currency
Coupon * Notional
Receive
Coupon *
Notional Pay
Receive Rate Pay Rate
USD Principal
Exchange
(Feb. 2024)
Goldman Sachs Cross Currency Swap USD /USD
200,000,000
200,000,000
8.00%
6M Libor + 6.96%
150,000,000
USD /BRL
200,000,000
1,101,000,000
6M Libor + 6.93%
175.91% of CDI
Morgan Stanley Cross Currency Swap USD /USD
100,000,000
100,000,000
8.00%
6M Libor + 6.90%
80,000,000
USD /BRL
100,000,000
551,350,000
6M Libor + 6.90%
182.00% of CDI
Nomura Cross Currency Swap USD /USD
50,000,000
50,000,000
8.00%
6M Libor + 6.90%
50,000,000
USD/BRL 50,000,000 276,450,000 6M Libor + 6.90% 188.80% of CDI
Morgan Stanley Cross Currency Swap USD/PEN 75,000,000 277,050,00 8,00% 9,40% 70,000,000
Nomura Cross Currency Swap USD/EUR 75,000,000 61,525,840 8,00% 7,58% 50,000,000
*Coupons settle every February/August 3rd until 2026
15) CASH

AND CASH EQUIVALENTS
Thousands

of U.S. dollars
2020 2021
Cash at bank

and in

hand
139,264
93,464
Short-term financial

investments
69,730
35,360
Total 208,994 128,824
“Short-term financial

investments”

comprises

short

-term fixed-income

securities

in Brazil,

which

mature in less

than

90 days
from acquisition

date and can

be converted

into cash immediately

and accrue

interest pegged

to the

CDI.
16)

FINANCIAL

LIABILITIES
As of

December

31,

2020

and 2021

all

the

financial

liabilities

of the

Company

are

classified

as

other financial

liabilities

at
amortized

cost, except

for the derivative

financial instruments

that are classified

as financial

liability at

fair value.

The payments

schedule

for other

financial liabilities,

trade and

other payables

and liabilities

at December

31,

2020 and

2021,
including

estimated

future

interest

payments,

calculated

based

on interest

rates and

foreign exchange

rates

applicable

as

at

December
31, 2020 and

2021 are as

follow:

2020
Thousands

of U.S. dollars
Maturity (years)
2021 2022 2023 2024 2025
More than
5 years
Total
Senior Secured

Notes

30,625
530,625
-
-
-
-
561,250
Lease liabilities
52,698
41,047
33,500
22,985
12,128
16,744
179,102
Bank borrowings

68,668
1,569
-
-
-
-
70,237
Trade and

other payables

135,781
4,296
-
-
-
-
140,077
Total

financial

liabilities
287,772
577,537
33,500
22,985
12,128
16,744
950,666
2021
Thousands

of U.S. dollars
Maturity (years)
2022 2023 2024 2025 2026
More than
5 years
Total
Senior Secured

Notes

40,000
40,000
40,000
40,000
520,000
-
680,000
Lease liabilities
46,851
43,596
30,014
19,194
12,694
12,082
164,431
Bank borrowings

58,144
358
-
-
-
-
58,502
Trade and

other payables

169,882
18,654
-
-
-
-
188,536
Total

financial

liabilities
314,877
102,608
70,014
59,194
532,694
12,082
1,091,469
17)

DEBT WITH

THIRD PARTIES
Details of

debt with third parties

at December

31, 2020

and 2021

are as follow:
Thousands

of U.S. dollars
2020 2021
Senior Secured

Notes

493,701
488,389
Bank borrowing
1,420
358
Lease liabilities
99,515
110,515
Total

non-current
594,636
599,262
Senior Secured

Notes

11,910
15,556
Super Senior

Credit Facility
30,038
25,027
Bank borrowing

38,055
33,117
Lease liabilities
53,184
45,317
Total

current
133,187
119,017
TOTAL

DEBT WITH

THIRD PARTIES
727,823
718,279

Senior

Secured Notes
On August

10, 2017, Atento

Luxco

1 S.A.,

closed

an offering

of $
400.0

million aggregate

principal

amount

of
6.125
%

Senior Secured
Notes

due 2022

in a

private

placement

transaction.

The notes

were

due in
August 2022

and were

guaranteed

on a

senior secured

basis by

certain
of

Atento’s

wholly

owned

subsidiaries.

The

issuance

costs

of

$
11,979
,000

related

to

this

issuance

were

recorded

at

amortized

cost

using

the
effective

interest

method.
On April 4, 2019, Atento

Luxco 1 S.A., closed an offering of an additional $
100.0

million aggregate

principal amount of its
6.125
%
Senior
Secured Notes due 2022

(the "Additional

Notes"). The

Additional Notes

were offered

as additional

notes under

the indenture,

dated as of

August
10, 2017, pursuant

to which Atento Luxco

1 S.A. issuedits
6.125
%

Senior Secured

Notes due

2022 (the "Initial

Notes"). The Additional

Notes and
the Initial Notes were

treated as the same series

for all purposes

under the indenture and collateral agreements,

each as amended and supplemented,
that governed

the Initial

Notes

and the Additional

Notes.
On February

10,

2021, Atento

Luxco

1 S.A., closed

an offering

of $
500.0

million aggregate

principal

amount of
8.000
%

Senior

Secured
Notes
due, 2026

in

a private

placement

transaction.

Atento

Luxco

1 used

the net

proceeds,

together

with cash

on

hand,

to

refinance

the

6.125%
Senior Secured

Notes

due 2022.

All interest

payments are

made on

a half yearly

basis.
On

February

17,

2021,

Atento

Luxco

1 S.A.

completed

a cash

tender

offer

for

an

aggregate

principal

amount

of

$
275,815,000

of

its
6.125
%

Senior

Secured

Notes

due

2022.

The notes

were

purchased

at a price

equal

to $1,015.31

per $1,000

principal

amount

of 6.125%

Senior
Secured Notes

due 2022, which excluded accrued

interest

and additional amounts

payable on the

notes accepted for purchase

and included an

early
tender

payment

of

$30.0

per

$1,000

principal

amount

of

6.125%

Senior

Secured

Notes

due

2022.

On

February

18,

2021,

Atento

Luxco

1
S.A. redeemed

the remaining

aggregate principal

amount of

$
224,185,000

of its
6.125
%
Senior Secured Notes due 2022
.

The redemption

price of
the notes

was $1,015.31

per $1,000

principal

amount

of 6.125%

Senior Secured Notes

due 2022, plus

accrued

and unpaid

interest

and additional
amounts

on the

principal

amount

of 6.125%

Senior

Secured Notes

due 2022,

which tota

lled to $1,016.67

per $1,000

principal

amount of 6.125%
Senior Secured Notes due 2022. With

these transactions,

the Company completed

the refinancing

of all $500.0

million aggregate

principal

amount
of its 6.125%

Senior Secured

Notes

due 2022,

extending

the Company’s

average

life to
4.5

years from
1.5

years.

The fair value of the 8.00% Senior Secured

Notes due 2026, calculated

based on their quoted price on December

31, 2021, is $
536,818
,000
($
500.2

million on

December

31, 2020).
The fair value

hierarchy

of the Senior

Secured Notes

is Level 1 as

the fair value is

based on the

quoted

market price at the

reporting date.
Details of

the corresponding

debt at each

reporting date

are as follows:
Thousands

of U.S. dollars
2020 2021
Maturity Currency Principal
Accrued
interests
Total

debt
Principal
Accrued
interests
Total

debt
2022
U.S. dollar

493,701
11,910
505,611
488,389
15,556
503,945
Super Senior

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

Bancomer,

S.A., Institución de Banca Múltiple, Grupo

Financiero BBVA

Bancomer,
Morgan

Stanley Bank N.A.

and Goldman

Sachs

Bank USA are

acting as arrangers

and lenders

under the Super

Senior

Revolving Credit

Facility.
The follow

table presents

the main transaction

relates to

Super Senior

Credit Facility:

Date of

transaction

Maturity Interest rate
Capacity USD
(million)
Repaid
amount USD
(million)
Outstanding
amount USD
(million)

August

10, 2017
September 2020 LIBOR+3.25% 50.0

-

50.0
Rolled

over until

December 20, 2020
December

20, 2020
December

2020
LIBOR+3.25% 50.0 20.0 30.0
Partially

repaid on

December 2020

and rolled

over until
March 2021
March 22,

2020
June 2021 LIBOR+3.25% 50.0

-

30.0
Rolled

over until

June 2021
June 21, 2021 September 2021 LIBOR+3.25% 50.0

-

30.0
Rolled

over until

September 2021
September 22,

2021
November

2021
LIBOR+3.25% 50.0 5.0 25.0
Partially

repaid on

September 2021

and rolled

over until
November

2021
November

22, 2021
December

2021
LIBOR+3.25% 50.0

-

25.0
Rolled

over until

December 2021
December

22, 2021
January 2022 LIBOR+3.25% 50.0

-

25.0
Rolled

over until

January 2022
On January

31, 2022, Atento

Luxco

1 S.A. repaid

the full

outstanding

amount of 25.0 thousand

U.S. dollars under

the existing

Super
Senior Revolving

Credit Facility

(dated August

10,

2017)

with BBVA

Bancomer,

Morgan Stanley

and Goldman

Sachs.

The Super Senior

Revolving Credit

Facility may

be utilized in

the form

of multi-currency

advances

for terms of one, two,

three or six
months. The

Super

Senior Revolving

Credit Facility

bears interest

at a

rate per

annum

equal to

LIBOR or,

for borrowings

in euro, EURIBOR
or, for borrowings

in Mexican

Pesos, TIIE plus

an opening

margin of 4.25%

per annum. The

margin may

be reduced under

a margin

ratchet to
3.75% per annum

by reference to

the consolidated

senior secured

net leverage

ratio and the

satisfaction

of certain other

conditions.
The terms of the Super Senior

Revolving Credit Facility

Agreement limit, among other

things, the ability of the Issuer

and its restricted
subsidiaries

to (i) incur

additional

indebtedness

or guarantee indebtedness;

(ii) create liens

or use

assets

as security

in other

transactions;

(iii)
declare

or

pay

dividends,

redeem

stock

or

make

other

distributions

to

stockholders;

(iv)

make

investments;

(v)

merge,

amalgamate

or
consolidate,

or

sell,

transfer,

lease

or

dispose

of

substantially

all

of

the

assets

of

the

Issuer

and

its

restricted

subsidiaries;

(vi) enter

into
transactions

with affiliates;

(vii)

sell or

transfer certain

assets;

and (viii) agree

to certain

restrictions

on the

ability

of restricted

subsidiaries

to
make

payments

to

the Issuer

and

its restricted

subsidiaries.

These

covenants

are subject

to

a number

of important

conditions,

qualifications,
exceptions and

limitations that

are described

in the Super

Senior Revolving

Credit Facility Agreement.
The Super

Senior Revolving

Credit Facility

Agreement

includes

a financial

covenant

requiring the

drawn

super senior

leverage

ratio
not to

exceed

0.35:1.00

(the “SSRCF

Financial

Covenant”).

The

SSRCF

Financial

Covenant

is calculated

as the

ratio of

consolidated

drawn
super senior

facilities debt

to consolidated

pro

forma EBITDA

for

the twelvemonth

period preceding

the relevant

quarterly testing

date and

is
tested

quarterly

on a rolling

basis, subject

to the

Super

Senior Revolving

Credit Facility

being

at least 35%

drawn (excluding

letters of

credit
(or bank

guarantees),

ancillary

facilities and

any related

fees or

expenses)

on the

relevant

test date.

The

SSRCF

Financial

Covenant only

acts
as a draw

stop to new

drawings under

the Revolving

Credit Facility

and, if breached,

will

not trigger a default

or an event

of default

under the
Super Senior Revolving

Credit

Facility Agreement.

The Issuer has

four equity

cure rights

in respect

of the SSRCF

Financial

Covenant prior

to
the termination

date of the

Super Senior Revolving

Credit Facility

Agreement,

and no

more than

two cure

rights may

be exercised in

any four
consecutive

financial quarters.

As of December

31, 2021, we

were in compliance

with this covenant.
New Super

Senior Revolving

Credit Facility

Agreement
On December

23, 2021, Atento

Luxco

1 S.A. signed

a new Super

Senior Revolving

Credit Facility

Agreement (the

“SSRCFA”)

with
the

Inter-American

Investment Corporation

(IDB Invest)

which provides committed

borrowing capacity

of up to 43,000 thousand

U.S.

dollars,
with

an annual

interest

rate of

Libor

plus 3.25%.

An additional

uncommitted

7,000

thousand

U.S. dollars

shall become

committed

upon

the
achievement

of certain milestones.

New Super

Senior Revolving

Credit Facility

Agreement

with IDB

Invest has

many similar

terms to

the those

of the

existing SSRCF
with BBVA,

Goldman Sachs

and Morgan

Stanley,

which limit,

among

other things, the

ability of

the Issuer and

its restricted subsidiaries

to (i)
incur

additional

indebtedness

or guarantee

indebtedness;

(ii) create

liens

or

use

assets

as security

in

other

transactions;

(iii) declare

or

pay
dividends,

redeem

stock

or

make

other

distributions

to

stockholders;

(iv) make

investments;

(v)

merge,

amalgamate

or

consolidate,

or

sell,
transfer, lease

or dispose

of substantially

all of the

assets

of the Issuer

and its

restricted

subsidiaries;

(vi) enter into transactions

with affiliates;
(vii) sell or

transfer certain

assets;

and (viii) agree to certain

restrictions on

the ability

of restricted

subsidiaries

to

make payments

to the

Issuer
and its

restricted

subsidiaries

and in

addition

the agreement

with IDB

Invest includes

Environmental

and Social

action

Plan described

below.
These

covenants

are subject

to

a

number

of

important

conditions,

qualifications,

exceptions

and limitations

that are

described

in the

Super
Senior Revolving

Credit Facility

Agreement.
As of December

31, 2021, there

was no outstanding

balance under the facility.

New Super

Senior Revolving

Credit Facility

Agreement

– Environmental

and Social

action
New Super

Senior Revolving

Credity

Facility

agreement

with

IDB

include

terms

related

to

Environmental

and Social

actions,

and
responsibilities

under which the Company need

to periodically ensure compliance

with the Environmental and Social Standards

and Guidelines,
Environmental

and

Social Legislation

and

the

Sustainability

Policy.

Company

must

prepare

a Compliance

report

within

120 days

after

the
financial year

closing with

details for

the actions

agreed in

which includes

the follow:
- Develop a

corporate and

subsidiaries

procedure

to identify risks

and impacts
- Develop procedure

to monitor Environmental

and Social as

pects through

Key performance indicators
- Develop a

HR policy for

the Company

and its subsidiaries
- Develop

a

procedure

to

manage collective

retrenchment

that contains

the

principles

applied

by

the Atento

group and

that
expressly

include:

i)

the

principle

of

non-discrimination

for

determine

the people

who

are

going

to

be disengaged;

ii)

the

realization

an analysis

of

alternatives

that considers

the available

options;

and iii)

compliance

with

all

legal

and contractual

requirements

relating
to

(a)

notification

of

dismissal

to

workers,

(b)

payments

unemployment

benefits

provided

by

the

legislation

of

each

country

and

the

conventions

collectives,

(c)

notification

to the

authorities,

when

appropriate,

and

(d) the

provision

of

information

to

workers

and

their
organizations

on

the details

of

the termination,

in

the

terms

legally

required.
- Update the procedure for the reporting channel to i) extend it to all the Group's subsidiaries;

and ii) to indicate the means and channels available
to manage

the reception of

suggestions,

complaints and grievances

not received

through the

reporting channel
Bank borrowing

s
The follow

table presents

the main transaction

relates to

bank borrowings:
Description Currency
Signed

Date
Principal
Amount (LC
million)
Maturity
Interest

rate
As of December
31, 2021 USD
BNDES BRL February 2014
300,000
October 2022
Energy Efficiency Project: TJLP + 2%
0,246
Banco de America
USD October 2017
1,600
October 2022
8,0%
0,400
Banco Agricola USD October 2020
1,200
October 2022
6,5%
0,670
Banco de Lage BRL June 2020
10,000
June 2023
9,0%
1,075
Banco ABC Brasil BRL August 2020
50,000
February 2022
DI+2,7%
9,266
Banco do Brasil BRL October 2020
30,000
August 2022
DI+2,65%
5,548
Banco ABC Brasil BRL December 2020
35,000
June 2022
DI+2,5%
6,310
Banco Bradesco BRL November 2021
55,000
November 2022
DI+2,3%
9,960
Total

Debt
33,475
Lease liabilities
Based on

the application

of IFRS 16 –

Lease

Company has

Buildings and

tools classes

of underlying

asset

categories for

our leased assets
Initial Measurement
The

lease liability

at

commencement

is measured

as the

present

value of

the

lease

payments

not yet paid,

discounted

using

the discount
rate for the

lease at lease

commencement.
At the

commencement

date, the

lease payments

shall consist

of the following

payments

relating to

the use of

the underlying

asset

during
the lease

term:

a.
Fixed payments,

including in substance

fixed payments, less any

lease incentives

paid or payable

to the lessee
b.
Variable

lease payments

that depend

on an index

or a rate

(such as the

Consumer

Price Index or

a market

interest rate), initially
measured using

the index or

rate at the

commencement

date
c.
The exercise

price of

an option to

purchase

the underlying as

set if Atento

is reasonably

certain to exercise

that option
d.
Payments for

penalties

for terminating

the lease if

the lease term

reflects

Atento

exercising an option

to terminate th

e

lease
e.
Residual Value

Guarantees
i.
IFRS: Amounts

expected

to be payable

by Atento under

residual value

guarantees

At the commencement

date, the

cost of the

right-of-use

asset

(ROU asset) shall consist

of all the following:
a.
The amount of

the initial measurement

of the lease

liability
b.
Any lease payments

made to the lessor

at or before

the commencement

date, less any

lease incentives

received
c.
Any initial

direct costs

(IDCs) incurred

by Atento. IDCs

are further discussed

in

the Initial

Direct Cost

section
Commencement

Date
This is the trigger

to recognize the

ROU asset

and lease liability on the

balance sheet.

Lease commencement

date is defined

as the date on
which

a lessor

makes

an

underlying

asset

available

for

use

by

a lessee.

We

used

possession

date

as

the

lease

commencement date

for
accounting

purposes.

If we

obtained

the

right

to

control

use

of the

asset

(even

if we

are not

required

to

pay

rent

yet),

possession

has
occurred, and

as such, the

lease has commenced.

Lease Term
Defined as

the non-cancellable

period

for which a

lessee has the

right to use an

underlying

asset, together

with all the following:
a.
Periods covered

by an option

to extend

the lease if

reasonably

certain to exercise

that option
b.
Periods covered

by an option

to terminate the

lease if not

reasonably

certain

to exercise that

option
Initial Direct

Costs (IDC)
Initial

Direct

Costs

are

defined

as

incremental

costs

of a

lease

that

would

not have

been

incurred

if

the

lease

had

not

been

obtained.
Examples

of IDCs include

commissions

and payments made

to an existing

tenant to incentivize

that tenant to

terminate its lease.

In terms
of practically

applying IDCs,

the following

steps

were performed:
a.
If an IDC was paid

out before lease

commencement

(i.e. establishment

of the ROU asset),

Accounting

records the payment

in an
‘Initial Direct Cost Account’

(noncurrent as

set account). Upon lease commencement, Accounting reclass

es the IDC

as an addition
to the ROU

asset. We

did not estimate

IDCs if they

are not paid

out as of

the lease commencement

date as we

do not expect

the
impact

of including

the estimate to

be material.
b.
If an IDC

was paid

out after lease

commencement,

Accounting

recognized

the payment

when

incurred and

account for

the IDC
as an addition

to the

ROU asset

balance.
c.
The IDC paid

out after lease

commencement

were recognized

on the 1st of the

month in which

it is paid.

d.
IDC

payments

are allocated

to the

various

leased

assets

based

on

each

asset’s

commencement date

(if they

are different)

and
related

square footage

or some other

metric to identify

which ROU asset

the IDC relates

to.

Discount

Rate
IFRS 16 state

that the discount

rate for the lease

is the rate implicit

in the lease unless

that rate cannot

be readily deter

mined. In that case,
the lessee

is required

to use

its incremental

borrowing

rate. If there

is no rate

implicit in

the lease,

which is

true for all

of our

leases, we
use incremental

borrowing

rate (IBR)

for valuing

the ROU asset

and lease liability

for its leases.

For IFRS,

IBR is

defined

as the rate

of interest

that lessee

would have

to pay

to borrow

over

a similar

term,

and with

a similar

security,
the funds

necessary

to obtain an asset

of similar value to

the right-of

use asset

in a similar economic

environment.

As local

operations

do not

have direct

debts

with third

parties in

most of

the countries

in which

we have

operations,

which

becomes an
obstacle to

a simple calculation,

the Company

has strategically

decided to optimize

controls and

reduce risks as

follows:
i)

for

countries

with

foreign

exchange

swap

traded

in

the

market

(Brazil,

Mexico,

Spain,

Peru,

Colombia

and

Chile):

Atento

use

the
currency swap

USD x Local Currency

for 12

months, the

USD part being

based on the

market yield

of our

bond;
ii)

for

countries

without

exchange

swap

traded

in

the

market

(Argentina,

Puerto

Rico,

Costa

Rica,

Guatemala,

El

Salvador,

Panama,
Uruguay and Nicaragua)

we are starting from

the cost

of debt of our peers in

the US

(Sykes and

TTEC have market

debts) and adding the
country's

CDS (one of the ways

in which the market

assesses

the country's

credit quality), thereby reaching

the cost

of debt

in USD.

Then
we apply

the US x Country

inflation differential

to arrive at

the

cost of debt in

local currency.
Subsequent

Measurement
a.
After the commencement

date, for

a finance

lease,

Atento

measure

the lease

liability in a

manner similar

to financed

purchases.
Interest expense

is recorded

in connection

with the lease liability.

The

lease liability is

reduced based

on the payments

allocable
to the principal

portion of the

liability.
b.
Atento

amortize

the right-of-use

asset

on a straight

-line basis based

on the shorter of the

lease term

or economic life.
c.
Atento

measure

the

right-of-use

asset

at

cost

less

any

accumulated

amortization

and

any

accumulated

impairment

losses
determined in

accordance with

IFRS 16

paragraph 30

for IFRS.
d. A
lessee subsequently

measures the right-of

-use asset

for a finance lease at the

amount of the

re-measured lease liability (i.e., the
present

value

of

the

remaining

lease

payments),

adjusted

for

the

remaining

balance

of

any

lease

incentives

received,

any
cumulative prepaid

or accrued rent if

the lease payments

are uneven throughout

the lease

term, and any unamortized initial direct
costs
Expense

Recognition
After the commencement

date for a

finance lease it

is recognized

in profit

or loss statement
a.
Amortization

of the

right-of-use

asset

and interest on the

lease liability
b.
Variable

lease payments

not included in

the lease

liability in the

period in which

the obligation

for those

payments is incur

red.
c.
Any impairment

of the right-of-use

asset

determined in accordance

with IFRS

16 paragraphs

30 to

33 for IFRS
The follow

table presents

the variation

of lease operation

for 2020

and 2021:

Liabilities
December
31, 2019
Additions Payments
Interest
accrued
Interest
paid
Amortization
(addition)
fees
Transfer
Translation
difference
December
31, 2020
Current liabilities
52,027
8,514
(48,947)
14,426
(559)
29
49,777
(22,083)
53,184
Non-current
142,738
21,121
-
-
-
697
(49,777)
(15,264)
99,515
194,765
29,635
(48,947)
14,426
(559)
726
-
(37,347)
152,699
Liabilities
December
31, 2020
Additions Payments
Interest
accrued
Interest
paid
Amortization
(addition)
fees
Transfer
Translation
difference
December
31, 2021
Current liabilities 53,184
7,730

(45,617)
13,654

(961)

-

13,605

3,482

45,077
Non-current
99,515
47,624

-

-

-

-

(13,605)
(22,779)
110,755
152,699
55,354
(45,617)
13,654
(961)
- -
(19,297)
155,832
The future

lease liabilities

payments

are as follows:
2022 2023 2024 2025 2026 Others Total
Lease liabilities

46,851

43,596

30,014

19,194

12,694

12,082

164,431

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
-
727,823
2021
Thousands of U.S. dollars
December
31, 2020
Cash

flows provided by/(used
in)

financing activities
New
leases/
IFRS 16
Interest
accrued
Interest
paid

Amortization
(addition) fees
Translation
differences
December
31, 2021
New
borrowing Amortization
Senior Secured

Notes 2022*
505,611 -
(500,000)
- 4,084 (15,993) 6,299 -
-
Senior Secured

Notes 2026
-
500,000
-
-
35,555
(20,000)
(11,610)
-
503,945
Super Senior Credit Facility 30,038
-
(5,000)
-
1,281
(1,292)
-
-
25,027
Lease liabilities
152,699
1,605
(45,617)
7,702
13,652
(959)
-
26,750
155,832
Other borrowings 39,475
11,122
(11,776)
-
1,825
(1,876)
-
(5,295)
33,475
Total 727,823
512,727
(562,393)
7,702
56,397
(40,120)
(5,311)
21,455
718,280
(*) Senior secured

notes 2022 was

full amortized in February

2021 for $500

million

and a premium

paid of $7,650
million

18) TRADE AND

OTHER

NON-TRADE

PAYABLES
Details of

trade and other

payables at

December

31, 2020

and 2021

are as follow:
Thousands

of U.S. dollars
2020 2021
Other payables*
2,734
17,929
Suppliers
1,562
725
Total

non-current

non-trade

payables
4,296 18,654
Suppliers
59,415
85,274
Total

current trade

payables
59,415 85,274
Suppliers

of fixed assets

12,668
17,244
Personnel
57,010
58,821
Other payables*
5,761
11,425
Advances

from customers
927
1,187
Total

current other

non-trade payables
76,366 88,677
Total

current
135,781
173,951
Total
140,077
192,605
(*) Other payables increase

for 2021 main

refers to acquisition

of Microsoft

Licenses related

too Office
Resources and

Server and Cloud

Enrollment maturity in three years
The carrying

amount of

trade and other

non-trade payables

is similar

to the fair value.
19) EQUITY
Share capital
As

of

December

31,

2021,

share capital

was

49 thousand

U.S. dollars,

equivalent

to

€33,979

(49

thousand

U.S. dollars,

equivalent

to
€33,979

as of December

31, 2020),

divided into 15,000,000

shares (15,000,000

shares

on December 31,

2020).
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
Since this

is a capital reserve,

it can only

be used

to increase capital,

offset

losses,

redeem, reimburse

or repurchase

shares.
On January

2, 2020,

the Company

vested

the total

of 1,305,065

TRSUs,

issued

by treasury

shares,

with an impact

in share

premium

of
5,842 thousand

of U.S. dollars.
On January

4, 2021,

the

Company

vested

the total

of

109,999

TRSUs,

issued

by treasury

shares

and on

August

3, 2021,

the

Compa
ny
vested

the total

of 493,871 SOPs, being

exercised 92,065

SOPs, issued

by treasury shares,

with a total impact in share

premium of 3,440 thousand
of U.S.

dollars.
Treasury

shares

On January

01, 2019, Atento

S.A. had

in treasury

shares a total

of 1,106,158

(corresponding

to 220,039 shares

of the

reserve

share split)
acquired in 2018

by 8,178 thousand

of US

dollars and an average price of $7.39. During

the year of 2019 Atento

S.A. repurchased

4,425,499 shares
(corresponding

to 880,330

shares of the

reserve share

split) at

a cost of

11,141

thousand

of U.S. dollars

and an

average

price

of $2.52

($12.66

in
reverse share

split

basis), totalizing

5,531,657

shares in treasury

(corresponding

to 1,100,369

shares of the

reserve share

split).
As a result of the vesting

of 1,305,065 TRSUs (corresponding

to 259,606 shares

of the reserve share

split) on January 2,

2020 Atento

S.A.
had 4,226,592

shares in

treasury (corresponding

to 840,763 shares

of the reserve

share split).
As of

July 28,

2020,

Atento

S.A.

announced

a reverse share

split

that

converted

the Company’s

entire

share capital

of 75,406,357

into
15,000,000 shares.

At that time

Atento

S.A. had

4,771,076 shares

on treasury

that became 949,073.
In

2020,

Atento

S.A

repurchased

169,739

shares

at

a

cost

of 1,337

thousand

of U.S.

dollars

and

an

average

price

of

$7.87

totalizing
4,827,098

shares in treasury

(corresponding

to 1,010,502

shares of the

reserve share

split).
In 2021,

Atento

S.A repurchased

43,078 shares at a

cost of 878 thousand

of U.S.

dollars

and an average

price of $20.39

and as

a result of
the vesting

of 202,064

TRSUs

on January

4, 2021

and August

4, 2021

Atento

S.A. had

4,673,519

shares

in treasury

(corresponding

to 850,808
shares of the

reserve share

split) as of

December

21, 2021 (1,010,502

as of December

31, 2020).
Legal reserve
According

to

commercial

legislation

in

Luxembourg,

Atento

S.A. must

transfer

5%

of its

year

profits

to legal

reserve

until the

amount
reaches 10%

of share capital.

The legal

reserve cannot be

distributed.
On December

31, 2020 and 2019,

no legal reserve

had been established,

mainly due

to the losses

incurred by Atento

S.A.
Hedge accounting

effects
As discussed

and presented

on Note 14, on January 1, 2019

Atento

formalized

at a meeting of the

“Board of Directors”,

which took

place
on December

20, 2018,

its intention

to renew

the loan

agreement

between

Atento

Luxco 1

and Atento

Brasil on

its

maturities

per indefinite

time
and designate

it as

permanent

equity,

as the

repayment

is neither

planned

nor

likely to

occur in

the

foreseeable

future.

Therefore,

changes

in fair
value related

to the USD-BRL

exchange rate

is recorded

in equity as

part of other

comprehensive

income.
At the same time the, on

January 1, 2019, the

Cross-Currency Swap

USD BRL was designated

as a net investment hedge. Prior

to the date
of designation

of the

Cross-Currency

Swap,

this hedging

instrument

was

electively

not designated

as a hedge

accounting

because

the change

in
fair

value

was

intended

to

partially

offset

changes

in the

USD-BRL

foreign

currency

component

of the

BRL

denominated

intercompany

debt,
which were

recorded in

earnings.

Therefore, changes

in fair value related

to the USD-BRL

Cross-Currency Swap

are recorded

in equity as part

of
other comprehensive

income.
Also, on January

1, 2020 the Company

assigned

the loan agreement between

Atento

Luxco 1 and Atento

Mexico Holdco

as permanent

in
equity,

with its

maturities

to be

renewed

per indefinite

time,

since the

repayment

is neither

planned

nor

likely to

occur

in the

foreseeable

future.
Therefore, changes

in fair value related

to the USD-MXN

exchange

rate are now

recorded in

equity as part

of other comprehensive

income.
The Company records

all derivatives on the balance sheet

at fair value. The accounting

for changes

in

the fair value of derivatives

depends
on

the

intended

use

of

the

derivative,

whether

the

Company

has

elected

to

designate

a

derivative

in

a

hedging

relationship

and

apply

hedge
accounting

and

whether

the

hedging

relationship

has

satisfied

the

criteria

necessary

to

apply

hedge

accounting.

Derivatives

designated

and
qualifying as hedges

of the foreign

currency exposure

of a net investment in a

foreign operation are considered

net investment hedges.

The Company
may enter into

derivative

contracts

that are intended to

economically

hedge certain

of its risk,

even though

hedge accounting

does not apply or the
Company elects

not to apply

hedge accounting.
Translation

differences
Translation

differences

reflect

the

differences

arising

on

account

of

exchange

rate

fluctuations

when

converting

the

net assets

of fully
consolidated

foreign companies

from local

currency into

Atento

Group’s presentation

currency (U.S.

dollars).
Stock-based compensation

a) Description

of share-based

payment

arrangements
The 2018

Plan
On July 2, 2018,

Atento

granted a new share-based

payment arrangement

to directors,

officers and other employees,

for the Company and
its subsidiaries.

The share

-based payment had

the following

arrangements:
1.
Time Restricted

Stock Units

(“RSUs”) (equity

settled)
• Grant

date: July

2, 2018
• Amount:

1,065,220 RSUs
• Vesting

period: 100%

of the RSUs

vests

on January 4, 2021
• There are

no other vesting

conditions
The 5 Years

Plan
On March

1, 2019,

Atento

granted

a new share

-based

payment arrangement

to Board

directors

(a total of

238,663

RSUs) in

a one

-time
award with

a five-year

vesting period

of 20% each

year.
1.

Time Restricted

Stock Units

(“RSU”) (equity

settled)
•

Grant date:

March 1,

2019
•

Amount:

238,663

RSUs
•

Vesting

period: 20%

of the RSUs

each year beginning

on January

2, 2020 and

last vested

on January 4, 2024.
•

There

are no other

vesting conditions
The 2019

Plan
On June

3, 2019,

Atento

granted

a new

share

-based

payment arrangement

to directors,

officers and

other employees,

for the

Company
and its

subsidiaries. The

share

-based payment

had the following

arrangements:
1.

Time Restricted

Stock Units

(“RSU”) (equity

settled)
•

Grant date:

June 3, 2019
•

Amount:

2,560,666

RSUs

•

Vesting

period: 100%

of the RSUs vests

on January 3, 2022
•

There

are no other

vesting conditions
The 2020

Plan – Board

and Extraordinary
On March

2, 2020, Atento

granted a new

share

-based payment arrangement

to Board

directors and an

Extraordinary

Grant for

a total in a
one-time

award with

a one-year vesting

period.
1.

Time Restricted

Stock Units

(“RSU”) (equity

settled)
•

Grant date:

March 2,

2020
•

Amount:

153,846

and 16,722 RSUs
•

Vesting

period: 100%

of the RSUs vests

on January 4, 2021

The 2020

Plan – Stock

Option
On August

3, 2020, Atento granted

a new share

-based payment

arrangement

to directors,

officers and

other employees,

for the

Company
and its

subsidiaries. The

share

-based payment

is composed by

Stock Options

with

the following arrangements:
1.
Stock Options

(“SOP”)
•

Grant date:

August

3, 2020
•

Amount:

1,524,065

SOPs
•

Vesting

period: 1/3

each year (August

3, 2021, August

3, 2022 and August

3, 2023)
•

Expiration

date: 4.5 years

since the grant

date or on

February 3, 2025
•

There

are no other

vesting conditions
On August

3, 2020, Atento granted

a new share

-based payment

arrangement

to directors,

officers and

other employees,

for the

Company
and its

subsidiaries. This payment

is composed by

a Long-Term

Performance

Award

with the

following arrangements:
2.
Long-Term

Performance

Award
•

Grant date:

August

3, 2020
•

Amount:

USD 4,305,100
•

*Matching

share

s

Amount:

USD 2,152,550
•

Vesting

conditions: linked to

the degree of achievement

of the objective

– 3-year average EBITDA

margin (external

view / as reported)
on August

3, 2023

and the possibility

to opt to

receive part

of this incentive

in shares

– at least 50%

(*with a

3-year holding

restriction
condition

until August

2026 to be eligible to receive

the additional

matching

shares)
•

There

are no other

vesting conditions
The 2020

Plan – Extraordinary

SOP
On August

3, 2020, Atento

granted

a new share

-based

payment

arrangement

to

directors

as

an

Extraordinary Grant for a total

in a

one-
time award

with a three

-year vesting

period.
1.
Stock Options

(“SOP”)
•

Grant date:

August

3, 2020
•

Amount:

195,000

SOPs
•

Vesting

period: 100%

of the SOPs

vests

on August

3, 2023
•

There

are no other

vesting conditions
The 2021

Special Grant
On January

29, 2021,

Atento

granted

a new share

-based

payment arrangement

to Board

directors

for a

total in

a one-time

award with

a
two-year

performance conditions

vesting period.
1.

Performance

Restricted

Stock Units

(“PRSU”) (equity

settled)
•

Grant date:

January 29,

2021
•

Amount:

121,802

PRSUs

•

Vesting

period:100%

of the

PRSUs will

vests

on 2023

(50% subject

to 2021

EBITDA’s

achievement

targets and

50% subject

to 2022
EBITDA´s

achievement

targets)
•

There

are no other

vesting conditions
Board Grant

2021
On February 24, 2021,

Atento

granted a new share-based payment to to Board directors

a total in a one-time award with a one

-year vesting
period.
1.

Time Restricted

Stock Units

(“RSU”) (equity

settled)
•

Grant date:

February

24, 2021
•

Amount:

51,803 RSUs
•

Vesting

period: 100%

of the RSUs vests

on January 3, 2022
•

There

are no other

vesting conditions
As of June 9,

2021, was issued

a complementary

grant of

3,204 new

RSUs, linked

to a new

appointment

in the Board
The 2021

Plan – Stock

Option
On February 24, 2021, Atento granted

a new

share

-based payment arrangement to directors, officers and other employees,

for the Company
and its

subsidiaries. The

share

-based payment

is composed by

Stock Options

with

the following arrangements:
3.
Stock Options

(“SOP”)
•

Grant date:

February

24, 2021
•

Amount:

621,974

SOPs
•

Vesting

period: 1/3

each year (February

24, 2022, February

24, 2023 and February

26, 2024)
•

Expiration

date: 4.5 years

since the grant

date or on

August

25,

2025
•

There

are no other

vesting conditions
As of September

1, 2021,

was issued

a new grant of 17,343

SOPs to

a new Board

member.
On February 24, 2021,

Atento

granted a new share-based payment arrangement to directors, officers and other employees,

for the Company
and its

subsidiaries. This

payment

is composed by

a Long-Term

Performance

Award

with the

following arrangements:
4.
Long-Term

Performance

Award
•

Grant date:

February

24, 2021
•

Amount:

USD 5,409,837
•

*Matching

shares Amount:

USD 2,704,919
•

Expiration

date: 4.5 years

since the grant

date or on

August

25,

2025
•

There

are no oth

er vesting conditions
As of September

1, 2021,

was issued

a new amount

of USD 137,504

to a new Board

member.
The 2021

Plan – Board

and Extraordinary

On

November

3, 2021,

Atento

granted

a new

share

-based

payment to

directors,

officers

and other

employees

for

the

Company and

its
subsidiaries.

The share

-based payment had

the following

arrangements:
1.

Time Restricted

Stock Units

(“RSU”) (equity

settled)
•

Grant date:

November

23, 2021
•

Amount:

40,000 RSUs
•

Vesting

period: 100%

of the RSUs vests

on November

3, 2024
•

There

are no other

vesting conditions
b)

Measurement

of fair

value
The

fair

value

of the

RSUs,

for

all

arrangements,

has

been

measured

using

the

Black-Scholes

model.

For

all

arrangements

are equity
settled and

the fair

value of

RSUs

is measured

at grant

date and

not remeasured

subsequently.The

fair value of

cash

-settled share

-based payment
transactions

is measured

using

the

same

principles

as

for

measuring

equity-settled

transactions.

The

fair

value

of

the

liability

for

cash

-settled
transactions

is re-measured

at each

reporting date

and at

the date

of settlement.

Any

changes

in fair

value

are recognized

in profit

or loss

for

the
period.
c) Outstanding

RSUs
On

July

28,

2020,

a

Reverse

Share

Split

occurred

according

to

the

Company’s

Extraordinary

General

Meeting

of

Shareholders.

The
Company’s

shareholders

have approved

a conversion of the Company’s

entire share capital of 75,406,357

ordinary shares

into 15,000,000 ordinary
shares, without

nominal value,

using

a ratio of conversion

of 5.027090466672970,

impacting

in the number

of RSUs agreed

in the

signed contract
on the Grant

date of the

plans in force

until that time.
As of December

31, 2021, the

outstanding

as
The 2018 Plan Time RSU
Outstanding

December

31, 2020
531,385
Outstanding

December

31, 2020

after Reverse
Split (**)
105,728
Vested

after Reverse

Split (**)
(105,728)
Outstanding

December

31, 2021
-
The 2019 Plan

–5Years
Time RSU
Outstanding

December

31, 2020
190,930
Outstanding

December

31, 2020

after Reverse
Split (**)
37,981
Vested

after Reverse

Split (**)
(13,451)
Forfeited (*)
(24,530)
Outstanding

December

31, 2021
-
The 2019 Plan

Time RSU
Outstanding

December

31, 2020
2,138,442
Outstanding

December

31, 2020

after Reverse
Split (**)
424,373
Forfeited (*)
(38,187)

Outstanding

December

31, 2021
386,186
The 2020 Plan

– Board

and Extraordinary
Time RSU
Outstanding

December

31, 2020
170,568
Outstanding

December

31, 2020

after Reverse
33,931
Forfeited (*)
(33,931)
Outstanding

December

31, 2021
-
The 2020 Plan

– Stock

Option
SOP
Outstanding

December

31, 2020
1,507,518
Vested

(160,394)
Forfeited (*)
(109,746)
Outstanding

December

31, 2021
1,237,378
The 2020 Plan

– Performance

Award
Performance

Award
Outstanding

December

31, 2020
4,256,300
Forfeited (*)
(710,000)
Outstanding

December

31, 2021
3,546,300
The 2020 Plan

– Performance

Award

(Potential
Matching

Shares)
SOP (Matching
Shares)
Outstanding

December

31, 2020
2,128,150
Forfeited (*)
(354,000)
Outstanding

December

31, 2021
1,774,150
The 2020 Plan

– Extraordinary

SOP
SOP
Outstanding

December

31, 2020
195,000
Forfeited (*)
-
Outstanding

December

31, 2021
195,000
The 2021 Special

Grant
Performance

RSU
Granted

January 29, 2021
121,802
Forfeited (*) -
Outstanding

December

31, 2021
121,802
Board

Grant 2021
Performance

RSU
Granted

February

24, 2021
51,803
Complementary

Granted

June 9, 2021
3,204
Forfeited (*)
(10,072)
Outstanding

December

31, 2021
44,935

The 2021 Plan

– Stock

Option
SOP
Granted

February

24, 2021
621,974
Complementary

Granted

September 1, 2021
17,343
Forfeited (*)
(40,360)
Outstanding

December

31, 2021
598,957
The 2021 Plan

– Performance

Award
Performance

Award
Granted

February

24, 2021
5,409,837
Complementary

Granted

September 1, 2021
137,504
Forfeited (*)
(802,293)
Outstanding

December

31, 2021
4,745,048
The 2021 Plan

– Performance

Award

(Potential
Matching

Shares)
SOP (Matching
Shares)
Granted

February

24, 2021
2,704,919
Complementary

Granted

September 1, 2021
68,752
Forfeited (*)
(236,728)
Outstanding

December

31, 2021
2,536,943
The 2021 Plan

– Board

and Extraordinary
Performance

RSU
Granted

November

3, 2021
40,000
Forfeited (*)
-
Outstanding

December

31, 2021
40,000
(*) RSUs are forfeited during

the year due

to employees failing
to satisfy the service conditions.
(**) Number of RSUs

converted by the ratio of

5.027090466672970.

The reserve

split only apply

for all shared-based
payment

granted

before July

2020, date of

reverse split.
The table below

summarize

the total

of Outstanding

shares
Shared

-Based

Payment
Shares
The 2019

Plan
386,186 RSU
The 2020

Plan -

Stock Options
1,237,378 SOP
The 2020

Plan -

Performance Award

(Potential Matching

Shares)
1,774,150 SOP
The 2020

Plan -

Extraordinary

SOP
195,000 SOP
The 2021

Special Grant
121,802 PRSU
The 2021

Board

Grant
44,935 RSU
The 2021

Plan -

Stock Options
598,957 SOP
The 2021

Plan -

Performance Award

(Potential Matching

Shares)
2,536,943 SOP
The 2021

Plan -

Board and Extraordinary
40,000 RSU
Total 6,935,351
d) Impacts in

Profit

or Loss
In 2021,

11,276

thousand

U.S. dollars

(4,723 thousand

U.S. dollars

in

2020 and

7,302

thousand

U.S. dollars

in 2019)

related

to

stock-
based compensation

were recorded

as employee

benefit expenses.

20)

TAX

MATTERS
a) Income tax
The reconciliation

between

the income

tax expense

that would

result in applying

the statutory

tax rate and the income

tax expense
recorded is

as follow:
Thousands of U.S. dollars
For the years ended December 31,
2019 2020 2021
(Loss) before income tax

(44,475) (42,101) (88,491)
Income tax applying the statutory

tax

rate

11,726
6,694
23,926
Permanent differences

(78)
(175)
(5,398)
Adjustments due to international tax rates

(4,718)
(1,018)
2,800
Tax credits / Withholding

Tax of Spanish Branches
(4,705)
(4,661)
(4,510)
DTA write off
(38,443)
(5,619)
(21,277)
Total income tax expense
(36,218)
(4,779)
(4,459)
Permanent differences

in 2021 are mainly related to equity and dividends

distributions

which represents non

-taxable

items in Spain, Brazil,
Guatemala, and

Chile.
DTA

write off in

2021 are

impacted by

the reversal

of DTA

of Tax

Losses

of R Brasil (2,541

thousand

of U.S. dollars) and

Atento

Spain
Holdco

(1,850 thousand

of U.S.

dollars),

as well

as the

non-recognition

of DTA

of Tax

Losses

in the

current

year for

the Luxco

entities (11,106
thousand

of U.S. dollars) and

Atento

Mexico Holdco

(364 thousand

of U.S. dollars).
The breakdown

of the Atento

Group’s income

tax expense

is as follow:
Thousands of U.S. dollars
For the years ended December 31,
2019 2020 2021
Current tax expense

(20,438)
(22,797)
(19,868)
Deferred tax

(15,780)
18,018
15,409
Total income tax expense (36,218) (4,779) (4,459)
b) Deferred

tax assets and

liabilities
Details of

deferred tax assets

and liabilities on December

31, 2020 and 2021

are as

follow:
Thousands of U.S. dollars
2020 2021
Deferred tax assets
Tax loss carryforwards 36,546 45,949
Tax credits

7,336 5,890
Tax credits – IFRS 16

950 924
Deferred tax assets from temporary differences
Litigations provisions

4,478 9,489
Financial costs
(426) 4,735
Fixed Assets
11,639 13,165
Operating provisions and others 41,830 35,048
Total deferred tax assets 102,353 115,200
Deferred tax liabilities
Intangible assets (**) (9,917) (5,742)
Others
(1,586) 644
Total deferred tax liabilities (11,503) (5,098)
Balance at December 31, 2021 (*) 90,850 110,102
(*) DTA assets/liabilities were offset by the entity

that has the legal right to settle the tax
amounts on a net basis.
(**) DTL related to Intangible assets arised of Bain Capital acquisition in 2012

The deferred tax not recognized

as of December 31, 2021

is 52,021 thousand

of U.S.

dollars (33,249 thousand

of U.S. dollars in December
31, 2020).
The

temporary

differences

associated

with

investments

in

the

Atento’s

subsidiaries,

for

which

a

deferred

tax

liability

has

not

been
recognized,

aggregate

to 4,507

thousand

of U.S. dollars.

Atento

has

determined that

the undistributed

profits of

its

subsidiaries,

joint

venture

or
associate

will not be distributed

in the

foreseeable

future.
The breakdown

and balances

of deferred

tax assets

and deferred tax liabilities

on December

31, 2020 and 2021

are as follow:
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
Thousands of U.S. dollars
Balance at
12/31/2020
Income Statement
Translation
differences

Balance at
12/31/2021
Increases Decreases
DEFERRED TAX ASSETS

102,353
20,542
(8,623)
928
115,200
Unused tax losses
(*)

36,546
9,647
(1,175)
931 -
45,949
Unused tax credits

7,337
73
(29)
(568)
-
6,813
Deferred tax assets (temporary differences)
(**)
58,470
10,822
(7,419)
565
-
62,438
DEFERRED TAX LIABILITIES

(11,503)
9,202
(470)
- (2,327) - (5,098)
Deferred tax liabilities (temporary
(11,503)
9,202
(470)
(2,327) -
(5,098)
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

,

and other relevant

factors
.
c) Taxes

recoverable/payables

Details of

taxes recoverable

and payables

on December

31, 2020

and 2021

are as follow
Thousands of U.S. dollars
As of December 31,
Recoverable 2020 2021
Non-current
Indirect taxes

4,815 4,505
4,815 4,505
Current
Indirect taxes

29,340
35,451
Other taxes

7,454
7,176
36,794 42,627
Income tax

25,764 30,899

Total

67,373
78,031
Thousands of U.S. dollars
As of December 31,
Payables 2020 2021
Non-current
Social security

1,893 1,653
1,893 1,653
Current
Indirect taxes

38,026
29,857
Other taxes

59,078
58,749
97,104 88,606
Income tax

16,838 8,872
Total
115,835
99,131
21) PROVISIONS

AND

CONTINGENCIES
Movements

in provisions

in 2020

and 2021 are

as follow:
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
-
248
5,216
Total current 18,771 18,916 (4,195) (10,780) (78) (759) 21,875
Thousands of U.S. dollars
12/31/2020 Additions Payments Reversal Transfers
Translation
differences 12/31/2021
Non-current
Provisions for liabilities

18,165
13,519
(9,501)
(3,935)
-
(1,158)
17,090
Provisions for taxes

17,971
8,406
(2,319)
(12,903)
-
(654)
10,501
Provisions for dismantling

8,379
1,878
(59)
(3)
(265)
(857)
9,073
Other provisions

1,102
427
(15)
(642)
-
136
1,008
Total non-current 45,617 24,230 (11,894) (17,483) (265) (2,533) 37,672
Current
Provisions for liabilities

14,710
17,201
(11,483)
(8,437)
(5)
(1,974)
10,012
Provisions for taxes

1,925
173
(1,253)
-
-
(576)
269

Provisions for dismantling

24
184
-
-
265
11
484
Other provisions

5,216
2,345
(1,629)
(77)
5
391
6,251
Total current 21,875 19,903 (14,365) (8,514) 265 (2,148) 17,016
“Provision for

dismantling”

corresponds

to the necessary

cost of dismantling of the installations

held under operating leases

to bring them
to

its

original

condition.“Provisions

for

liabilities”

mainly

relate

to

provisions

for

labor,

related

legal

claims

underway

in

Brazil

amounting

to
13,782 thousand

U.S

dollars and other

labor liabilities.

Atento

Brasil S.A. has made payments

in escrow related to legal claims

from ex-employees,
amounting to

26,763 thousand

U.S. dollars and 23,620

thousand

U.S. dollars as of December

31, 2020 and

2021, respectively.
“Provisions

for

taxes” mainly

relate to

probable

contingencies

in Brazil

with respect

to social

security

payments

and

other

taxes,

which
are subject

to interpretations

by

tax authorities.

Atento

Brasil S.A. has

made

payments

in escrow

related

to taxes

claims

of 2,393

thousand

U.S.
dollars

and 769 thousand

U.S.

dollars

as of December

31, 2020 and 2021,

respectively.
As of December

31, 2021, main

lawsuits outstanding

in

the courts

in Brazil

and in Mexico

were as

follows:
Brazil
Labor Litigation
As of

December

31,

2021,

Atento

Brasil was

involved

in 8,411

labor-related

disputes

(9,208 labor disputes

as of

December

31,

2020),
being 8,271

of labor massive and

56 of outliers and

84 others, filed by

Atento’s

employees or ex-employees

for various reasons,

such as dismissals
or claims

over

employment

conditions

in

general.

The total

amount

of the

main claims

classified

as possible

was

29,134

thousand

U.S. dollars
(33,598 thousand

U.S. dollars on December

31, 2020),

of which 16,133

thousand

U.S.

dollars

Labor Massive

-related, 2,717 thousand

U.S.

dollars
Labor Outliers-related

and 12,544

thousand

U.S.

dollars Special

Labor cases

related.
Civil Litigation
As of December

31,

2021, Atento

Brasil

S.A. is party

to 9

civil lawsuits

ongoing

for various

reasons

(10 on December

31, 2020) which,
according

to the Company’s

external attorneys,

materialization

of the risk event

is possible.

The total amount

of the claims

is 3,259 thousand

U.S.
dollars

(3,464 thousand

U.S. dollars on December

31, 2020).
Tax

Litigation
As of December

31, 2021 Atento,

Brasil is party

to 74 disputes

ongoing with the

tax authorities

and social

security authorities

for various
reasons

relating to infraction

proceedings

filed (42

on December

31, 2020)

which, according

to the Company’s

external attorneys,

materialization
of the

risk event

is possible.

The

total

amount

of

these

claims

is 32,699

thousand

U.S. dollars

(38,198

thousand

U.S dollars

on

December

31,
2020).

In March 2018, Atento

Brasil S.A. an indirect subsidiary of Atento

S.A.

received a tax notice from

the Brazilian Federal

Revenue Service,
related

to Corporate

Income

Tax

(IRPJ)

and

Social Contribution

on Net

Income

(CSLL)

for

the period

from

2013

to 2015.

Tax

authorities

has
challenged

the

disallowance

of

the

expenses

related

to

goodwill

tax

amortization,

the

deductibility

of certain

financing

costs

originated by

the
acquisition

of

Atento

Brasil S.A. by

Bain Capital

in 2012,

and

the Withholding

Income

Tax

for the

period

of 2012

related

to

payments

made to
certain

of our former

sha

reholders.
The amount of the tax assessment

from the Brazilian Federal Revenue

Service,

not including interest and

penalties, was 350,542

thousand
Brazilian Reais

(approximately

62,028 thousand

U.S.

dollars

considering the

current currency

exchange

rate) and was

assessed

by the Company’s
outside legal

counsel

as possible loss

to the merit

discussion.

Since we

disagree with

the proposed

tax assessment,

we are

defending our position,
which we

believe is meritorious,

through applicable

administrative

and, if necessary,

judicial remedies.

On September

26th, 2018

the Federal

Tax
Office issued

a decision accepting the application of the statute of limitation on the withholding tax discussion.

We and the Public Attorney appealed
to the Administrative Tribunal

(CARF). On February

11th, 2020

CARF issued

a partially favourable decision

to Atento, confirming

the application
of the

statute

of limitation

on

the withholding

tax

discussion

and reducing

the penalty

imposed.

On

September

18,

2020

the decision

issued

by
CARF

regarding

the

Withholding

Income

Tax

became

final

(the

Public

Attorney

filed

a Special

Appeal

challenging

the

penalty

reduction

and
Atento

Brasil filed a Special Appeal

challenging

the goodwill

and the financing

costs

discussion. Both Appeals

were not judged yet). Thus,

the tax
at

stake was

reduced

from

350,542

thousand

Brazilian Reais

to 230,771

thousand

Brazilian Reais

(approximately

40,844 thousand

U.S. dollars
considering

the

current

currency

exchange

rate).

Based

on

our

interpretation

of

the

relevant

law

and based

on

the advice

of our

legal

and

tax
advisors, we

believe the

position we

have taken is

sustainable.

Consequently,

no provisions are

recognized

regarding these

proceedin

gs.
Afterward

the issuance

of the tax notice in March 2018,

the Brazilian tax administration

started a procedure

to audit the Corporate Income
Tax

(IRPJ)

and Social Contribution

on Net Income

(CSLL) of Atento

Brasil S.A.

for the period

from 2016

to 2017. This

tax audi

t

was concluded

on

July

10th,

2020

with

the notification

of

a tax

assessment

that rejected

the

deductibility

of the

above

-mentioned

financing

expenses

and the
deductibility

of the tax amortization

of goodwill.
The

total tax

assessment

notified by

the Brazilian

Federal

Revenue

Service,

not including

interest

and

penalties, was

101,604

thousand
Brazilian Reais

(approximately

17,979 thousand

U.S. dollars considering

the current

currency exchange

rate). We

disagree

with the

proposed

tax
assessment

and

we

are

defending

our

position,

which

we

believe

is

meritorious,

through

applicable

administrative

and,

if

necessary,

judicial
remedies.
Legal Proceedings

– Others
Atento

Brasil S.A.

an indirect

subsidiary

of Atento S.A

is a party

of others

judicial

and administrative

proceedings

classified

as possible
based

on the

analysis

of

its

legal

counsel

and

external

lawyers

such

as: 1)

administrative

compensation

of

amounts

collected

as social

security
contributions

on transportation

vouchers,

food stamps

and medical expenses.

The thesis

defended

by the

Company determines that

this taxation is
unconstitutional

and, therefore,

there

is the possibility

of compensation

for the

collection

referring to

the past.

High Court

has

not yet judged

the
thesis. The

exposition

calculated by

experts refers

to $8.0 million

as of December

31, 2021.
Mexico
At December

31, 2021, Atento

Mexico through

its two entities

(Atento Servicios,

S.A. de C.V.

and Atento

Atencion y

Servicios,

S.A. de
C.V.)

is a party of labor related

disputes

filed by Atento employees that

abandoned

their employment

or former employees

that base their

claim on
justified

termination

reasons,

total

ling 14,486

U.S. dollars

(Atento

Servicios,

S.A. de

C.V.

10,089

U.S.

dollars

and Atento

Atencion y

Servicios,
S.A. de C.V.

4,397 U.S. dollars),

according

to the

external labor

law firm

for possible risk

labor disputes.
22)

REVENUE

a) Revenue

from contracts

with customers
The group derives revenue

from the transfer

of services over time in

the following line and geographical

regions net

of applicable revenue
taxes:
Thousands

of U.S. dollars

2019
EMEA Americas Brazil
Others

and
Elimination
Total
Sales to other

companies
98,568 403,282 598,297
-
1,100,147
Sales to Telefónica

Group
134,241 245,909 226,989
-
607,139
Sales to other

group companies
(*)
- 10,923 2,022
(12,945)
-
Total

Revenue
232,809
660,11

4
827,308 (12,945) 1,707,286
(*) Includes the allocated revenue

among

the operating

segments.

Thousands

of U.S. dollars

2020
EMEA Americas Brazil
Others

and
Elimination
Total
Sales to other

companies
113,864 381,133 466,701 -
961,698

Sales to Telefónica

Group
120,798 195,804 133,962 -
450,564
Sales to other

group companies(*)
- 5,101 8,732 (13,833)
-
Total

Revenue
234,662 582,038 609,395 (13,833) 1,412,262
(*) Includes the allocated revenue

among

the operating

segments.

Thousands

of U.S. dollars

2021
EMEA Americas Brazil
Others

and
Elimination
Total
Sales to other

companies
129,121 427,502 428,418
-
985,041
Sales to Telefónica

Group
120,964 203,828 139,392
-
464,184
Sales to other

group companies
(*)
- 2,595 972
(3,567)
-
Total

Revenue
250,085 633,925 568,782 (3,567) 1,449,225
(*) Includes the allocated revenue

among

the operating

segments.

23) OTHER

OPERATING

INCOME
Details of

other operating

income

for the years

ended December

31, 2019, 2020

and 2021

are as follow:
Thousands

of U.S. dollars
2019 2020 2021
Other operating

income
Other operating

income
(a)
4,539
5,574
10,538
Total
4,539
5,574
10,538
(a) The increase observed in

December

31, 2021 is

mainly due to a specific

agreement

among

Atento Spain

and "Telefônica de

España S.A" to
boost the digitalization of

services rendered.
24) OTHER

GAINS
Other gains

decreased

from 10,477

thousand

U.S. dollars in

the year

ended

December

31,

2019

(mostly due

to a

specific

agreement

in
2019 )
to 99

and 35 thousand

U.S. dollars in the

year ended December

31, 2020 and

December

31, 2021 respectively.
25) EXPENSES
a) Supplies

Details of

amounts recognized

under “Supplies”

during the

years ended December

31, 2019,

2020 and 2021

are as follow:

Thousands

of U.S. dollars
2019 2020 2021
Supplies
Services

rendered
16,044
25,994
43,774
Leases
15,097
14,678
27,500
Purchases

of materials

3,061
4,266
3,746
Communications

13,718
11,488
15,863
Expenses

with labor

unions
1,951
797
18
Other

16,556
15,053
18,868
Total 66,427 72,276
109,769
b) Employee

benefit expenses

Details

of

amounts

recognized

under

“Employee

benefit

expenses”

during

the

years ended

December

31,

2019,

2020

and

2021

are as
follow:
Thousands

of U.S. dollars

2019 2020 2021
Employee

benefit

expenses
Salaries

and wages

946,752
788,297
799,613
Social security
120,353
101,911
108,245
Supplementary

pension contributions

2,972
3,111
3,279
Termination

benefits

36,065
24,262
23,028
Other welfare

costs
(*)
194,889
142,827
168,503
Total 1,301,031 1,060,408
1,102,668
(*) "Other welfare costs" as

of December

31, 2019, 2020

and 2021

primarily comprise

employee benefits

as food

tickets expenses, transport

expenses

and health

Insurance.
c) Depreciation

and amortization

The depreciation

and amortization

expenses for

the years ended

December

31,

2019, 2020 and 2021

are as

follow:
Thousands

of U.S. dollars
2019 2020 2021
Depreciation

and amortization
Intangible assets

(Note 6)

57,226 46,981 60,069
Property,

plant and equipment

(Note 9)
30,049 26,683 24,891
Right-of-use

assets

(Note 10)
53,507 47,256 48,268
Total 140,782 120,920 133,228
26) OTHER

OPERATING

EXPENSES
The breakdown

of “Other

operating expenses”

for the years

ended December

31, 2019,

2020 and 2021

is as follow:
Thousands

of U.S. dollars
2019 2020 2021

Other operating

expenses
Services

provided by third

parties
156,868
106,526
95,064
Losses

on disposal of

fixed assets

352
316
414
Taxes

other than

income

tax

9,494
11,610
4,344
Other management

expenses
64
259
123
Total 166,778 118,711 99,945
Details of

“Services provided

by third parties”

under “Other

operating

expenses” are

as follow:
Thousands

of U.S. dollars
2019 2020 2021
Services provided

by

third parties
Leases
(*)
18,029
13,202
2,010
Installation and

maintenance

25,586
23,775
22,102
Lawyers and

law firms

4,734
3,157
3,695
Tax

advisory services

218
14
-
Consultants

17,805
11,584
15,305
Audits and

other related

services

1,628
1,187
1,987
Other external

professional

services

44,070
24,779
30,441
Publicity,

advertising and

public relations

6,677
3,556
3,048
Insurance premiums

547
1,517
1,267
Travel expenses

6,021
1,631
784
Utilities

25,790
17,736
6,550
Banking

and similar

services

2,307
971
414
Other

3,456
3,417
7,461
TOTAL
156,868
106,526
95,064
(*) For 2019, 2020 and

2021, the amount

is related

to contracts

there are not

under IFRS

16, related to the exemptions

to short-term leases

and lease

of low-value

assets.
27) NET FINANCE

EXPENSE
The breakdown

of “Finance

Income” and “Finance

cost” for

the years ended

December

31.2019,2020

and 2021 are

as follow:
Thousands

of U.S. dollars
2019 2020 2021
Finance

income
Interest from

third parties and

hyperinflationary

adjustment in

Argentina
(a)
20,045
15,683
15,506
Total

finance income
20,045 15,683 15,506
Finance

costs

Interest accrued

to third parties
(65,680)
(66,719)
(83,555)
Discounts

to the present

value of

provisions

and other liabilities
(2,405)
(3,574)
(8,334)
Total

finance costs
(b) (68,085) (70,293) (91,889)
(a)
Contain

a positive impact

of 7,122 thousand

of U.S. dollars

for the year ended

December 31, 2021 (5,285

thousand

of U.S. dollars

for the year ended

December 31, 2020) due
to the

application

of the IAS

29 Financial Reporting

in Hyperinflationary

Economies

in Argentina.

This impact

is mainly

explained

by the effects

of monetary correction

on the
goodwill generated on December

1, 2012,

from the acquisition

of the customer

relationship

management

(CRM) business

from Telefónica S.A.
(b)
The increase in finance costs in 2020

and 2021 was

mainly driven by refinancing of the

Senior

Secured

Notes - Atento Luxco 1 redeemed

all of the outstanding

amount of

the
2022 Senior Secured

Notes through

a cash tender

offer and

redemption.

The notes

were called

at a premium,

resulting in

a total call

cost of

$7.6 million

recorded

in finance

costs
in 2021, along with the remaining

balance of the 2022

Senior Secured

Notes issuance

amortized

cost.
The breakdown

of “Change in

fair value of

financial instruments”

and “Net foreign

exchange

gain/(loss)” is shown

in the table below:

Thousands

of U.S. dollars
2019
Gains Losses Net
Foreign

exchange

gains/(losses)
Loans and

receivables

1,822
261
2,083
Current transactions

210,245
(221,408)
(11,163)
Total
212,067
(221,147)
(9,080)
Thousands

of U.S. dollars
2020
Gains Losses Net
Foreign

exchange

gains/(losses)
Loans and

receivables

6,805
(2,995)
3,810
Current transactions

48,992
(80,620)
(31,628)
Total
55,797
(83,615)
(27,818)
Thousands

of U.S. dollars
2021
Gains Losses Net
Fair value

of financial instruments

- (42,285) (42,285)
Fair value

of financial instruments

-
(42,285)
(42,285)
Foreign

exchange

gains/(losses)
Loans and

receivables

3,771
(1,979)
1,792
Current transactions

46,188
(30,311)
15,877
Total
49,959
(32,290)
17,669
28) SEGMENT

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
industry,

although not

a measure

explicitly

defined in

IFRS, and

therefore,

may not

be comparable

to similar

indicators

used

by other companies.
EBITDA should

not be

considered

as an alternative

to the profit

for the

year as a measurement

of our

consolidated

earnings or

as an alternative to
consolidated

cash flow

from operating

activities as a

measurement

of our

liquidity.
The

following

tables

present

financial information

for

the Atento

Group’s

operating

segments

for the

years ended

December

31,

2019,
2020 and

2021 (in thousand

U.S.

dollars):
a) Disaggregated

revenue information
For the year

ended December

31, 2019
Thousands of U.S. dollars
EMEA Americas Brazil
Other and
eliminations
Total Group
Revenue
Sales to other companies
98,568
403,282
598,297
- 1,100,147
Sales to Telefónica Group

134,241
245,909
226,989
- 607,139
Sales to other group companies (*)
-
10,921
2,022
(12,943) -
Total Revenue 232,809 - 660,112 - 827,308 - (12,943) - 1,707,286
Income/(Expenses)
Supplies
(18,028)
(13,680)
(39,241)
4,522
(66,427)
Employee benefit expenses
(186,830)
(509,963)
(599,954)
(4,284)
(1,301,031)
Impairment charges
-
(30,909)
-
-
(30,909)
Changes in trade provision
-
(2,376)
(1,355)
-
(3,730)
Other operating income and expense
(10,964)
(72,452)
(89,877)
21,530
(151,763)
EBITDA
16,987
30,734
96,881
8,824
153,426
Depreciation and amortization (140,782)
Net finance expense (57,120)
Profit/(loss) before

income tax
(44,476)
Other disclosures
Capital expenditure
3,312
22,370
40,570
-
66,252
Intangible, Goodwill and PP&E
48,712
186,111
342,954
623
578,400
Allocated assets
(**)
388,416
557,822
711,563
(353,190)
1,304,611
Allocated liabilities
139,834
294,227
577,009
86,521
1,097,591
580,274 - 1,060,530 1,672,096 (266,046) - 3,046,854
(*) Includes the allocated revenue among the operating segments.

For the year

ended December

31, 2020
Thousands of U.S. dollars
EMEA Americas Brazil
Other and
eliminations
Total Group
Revenue
Sales to other companies
113,864
381,133
466,701
-
961,698
Sales to Telefónica Group

120,798
195,804
133,962
-
450,564
Sales to other group companies(*)
-
5,101
8,732
(13,833)
-
Total Revenue 234,662 582,038 609,395 (13,833) 1,412,262
Income/( Expenses)
Supplies
(27,464)
(11,902)
(36,302)
3,392
(72,276)
Employee benefit Expenses
(172,950)
(451,801)
(430,417)
(5,240)
(1,060,408)
Changes in trade provision
(305)
(1,665)
(3,323)
-
(5,293)
Other operating income and expense
(18,593)
(64,072)
(61,139)
30,767
(113,037)
EBITDA

15,349
52,598
78,214
(15,086)
161,247
Depreciation and amortization (120,920)
Net finance expense (82,428)
Profit/(loss) before

income tax
(42,100)
Other disclosures
Capital expenditure
3,234
8,931
23,699
10
35,874
Intangible, Goodwill and PP&E
47,759
150,100
240,032
496
438,387
Allocated assets
(**)
400,010
545,587
539,222
(308,696)
1,176,123
Allocated liabilities
153,405
309,118
451,376
142,548
1,056,447
(*) Includes the allocated revenue among the operating segments.

For the year

ended December

31, 2021
Thousands of U.S. dollars
EMEA Americas Brazil
Other and
eliminations
Total Group
Revenue
Sales to other companies
129,121
427,502
428,418
- 985,041
Sales to Telefónica Group

120,964
203,828
139,392
- 464,184
Sales to other group companies (*)
-
2,595
972
(3,567) -
Total Revenue 250,085 633,925 568,782 (3,567) 1,449,225
Income/(Expenses)
Supplies
(48,830)
(11,497)
(51,928)
2,486
(109,769)
Employee benefit expenses
(164,267)
(493,246)
(435,506)
(9,649)
(1,102,668)
Impairment charges
-
(1,977)
-
-
(1,977)
Changes in trade provision
(583)
(280)
1,159
-
296
Other operating income and expense
(9,785)
(67,416)
(35,815)
23,644
(89,372)
EBITDA
26,620
59,509
46,692
12,914
145,735
Net finance expense (100,999)
Depreciation and amortization (133,228)
Profit/(loss) before

income tax
(88,492)
Other disclosures
Capital expenditure
7,745
33,338
60,408
3
101,494
Intangible, Goodwill and PP&E
36,877
149,891
233,877
281
420,926
Allocated assets (**)
360,689
551,671
534,144
(326,315)
1,120,189
Allocated liabilities
133,057
346,894
483,271
149,759
1,112,981
(*) Includes the allocated revenue among the operating segments.

(**) Allocated assets include adjustment at corporate level related to intangible assets arised from business combination due Bain Capital acquisition.
The breakdown

of sales to customers

by the main

countries where

the Atento

Group operates

is as follow:

For the years ended December 31,
2019 2020 2021
Country
Spain

232,697
234,662
250,085
Other and eliminations

(*)
112
-
-
EMEA
232,809
234,662
250,085
Argentina

98,237
67,905
77,511
Chile

99,881
82,188
79,706
Colombia

72,609
70,970
79,003
El Salvador

16,933
17,507
21,384
United States

43,640
62,262
91,946
Guatemala

11,620
6,232
4,624
Mexico

179,835
161,492
174,536
Peru

116,202
85,375
74,457
Puerto Rico

12,278
16,689
16,979
Uruguay

2,314
2,298
2,711
Panama

3,683
3,615
744
Nicaragua
3,864
3,314
527
Costa Rica
7,493
8,022
12,461
Other and eliminations
(*)
(8,475)
(5,831)
(2,664)
Americas
660,114
582,038
633,925
Brazil

825,286
600,663
567,810
Other and eliminations

(*)
2,022
8,732
972
Brazil
827,308
609,395
568,782
Other and eliminations (*)
(12,945)
(13,833)
(3,567)
Total revenue
1,707,286 1,412,262 1,449,225
(*) Includes holding company level revenues and consolidation adjustments.
29) EARNINGS/(LOSS)

PER SHARE

Basic

earnings/(loss)

per share

is calculated

by

dividing

the

profit/(loss)

attributable

to

equity

owners

of the

Company

by the

weighted
average

number of ordinary

shares outstanding

during the periods

as demonstrated

below:
For the years

ended December

31,
2019 2020 2021
Result

attributable

to equity

owners

of the Company
Atento’s

(loss) attributable

to equity

owners of the

parent (in thousands

of U.S.
dollars) (81,306) (46,880) (92,950)
Weighted

average

number of

ordinary shares
(*) (1)
14,446,297
14,082,904
14,062,191
Basic earnings/(loss)

per share

(in U.S.

dollars)
(*)
(5.63) (3.33) (6.61)
(*)

As a consequence of the reverse share split

occurred on July

28, 2020 as described

in Note 19, weighted average number of

ordinary shares was

calculated by applying the

ratio
of conversion of 5.027090466672970

into the previous

weighted

average number of

ordinary shares outstanding.
Diluted results

per share

are calculated by

adjusting the weighted

average

number of ordinary

shares outstanding

to reflect the conversion
of all

dilutive

ordinary

shares. The

weighted average

number of

ordinary

shares outstanding

used to

calculate

both basic

and diluted

net

loss

per
share attributable

to common stockholders

is the same.

The losses

in the periods presented

are anti-dilutive.

For the years

ended December

31,
2019 2020 2021
Result

attributable

to equity

owners

of the Company
Atento’s

profit/(loss)

attributable

to equity owners

of the parent

(in thousands

of
U.S. dollars) (81,306) (46,880) (92,950)
Adjusted

weighted average

number of ordinary

shares
(*)

(1)
14,446,297
14,082,904
14,062,191
Diluted

earnings/(loss) per

share (in U.S.

dollars)
(*) (1) (5.63) (3.33) (6.61)
(*)
As a consequence of the

reverse share

split occurred

on July 28,

2020 as

described

in Note 19, adjusted

weighted average

number

of ordinary

shares was

calculated by applying
the ratio of conversion of 5.027090466672970

into the previous

weighted average number

of ordinary

shares outstanding.
(1)
As of December 31, 2020 and 2021, potential

ordinary shares

of
1,729,548

and 6,958,751

respectively, relating

to the stock option plan

were excluded

from the calculation

of
diluted loss per share as

the losses in the

years are anti-dilutive.
30) COMMITMENTS
We

do not

have any

off-balance

sheet

arrangements

other than

short

-term or

low-value

leases

(already

disclosure)

and

guarantees.

The
following

table

shows

the

decrease

in

the

number

of the

customer

performance

guarantees

we have

provided

to

third

parties

for

the

indicated
periods, in

connection

with

agreements

under which

we provide

our

services and

as part

of our

ordinary course

of business.

Of these guarantees,
as of December

2021 the majority

relate to commercial

purposes,

financial and rental

activities,

the bulk

of the remaining

guarantees

relates to tax
and labor related

procedures.

The Company’s

directors consider

that no contingencies

will arise from these guarantees

in addition to those

already
recognized.

There

has

not

been any

material

instance

of

a guarantee,

outside

of

the ordinary

course

of

the

business,

being drawn

upon

for

the
periods

indicated, nor does

management

anticipate any liability

as a result

of a draw

upon a guarantee

in the future.
Guarantees
As

of December

31,

2020

and

2021,

the

Atento

Group

has

guarantees

to

third

parties

of

307,403

thousand

U.S. dollars

and

277,137
thousand

U.S. dollars, respective

ly.
The transactions

guaranteed

and their respective

amounts at

December

31, 2020 and

2021 are

as follow:
Thousands

of U.S. dollars
2020 2021
Guarantees
Financial, labor

-related,

tax and rental

transactions

119,356
126,184
Contractual

obligations

187,962
150,796
Other

85
157
Total
307,403
277,137
The Company’s

directors

do not believe

that any contingencies

will arise from these

guarantees

other than those

already

recognized.

The

breakdown

shown

in

the

table

above

relates

to

guarantees

extended

by

Atento

Group

companies,

classified

by

purpose.

Of these
guarantees,

the majority

relate to

commercial

purposes

and rental activities,

the remaining

guarantees

relates to tax

and labor

proceedings.

31) RELATED

PARTIES
The following

table shows

the breakdown

of the

total remuneration

paid to the

Atento

Group’s

key management

personnel

in

2020 and
2021
.

The total remuneration

presented

in

the table

below are classified

as short-term

employee benefits,

except for the share-based

compensation.
Thousands

of U.S. dollars
2020 2021
Salaries

and variable

remuneration
6,137
8,489
Salaries

2,359
2,803
Share-based

compensation
2,493
3,938
Variable

remuneration

1,285
1,748
Payment

in kind
289
325
Medical insurance

77
80
Life insurance

premiums

64
72
Other

148
173
Total
6,426
8,814
32) SUBSEQUENT

EVENTS
Bank Borrowings
On January 26, 2022, Atento

Luxco 1 S.A.

withdrew the full amount of
43,000

thousand

U.S.

dollars from the new Super Senior Revolving
Credit Facility

Agreement (SSRCFA)

with IDB

Invest, maturing

on January

22, 2023.
Cross-Currency

Swaps
On

January 04,

2022,

Atento

Luxco

1 S.A.

unwound

the
80.0

million

U.S dollars

principal

exchange

in

the

USD/BRL

cross-currency
swap

entered

with

Morgan

Stanley

on

February

26,

2021.

The

resulting

cross

-currency swap

with

Morgan

Stanley

is now

coupon

-only and the
BRL pay

leg rate was

reduced from

182.0% to
142.25
%

of the CDI (Brazilian

Interbank

Market Rate).
On March

23, 2022,

Atento

Luxco 1 S.A.

unwound

the full EUR/USD

cross

-currency swap entered

with Nomura

on February

25, 2021.
The resulting

fair value of
4,130

thousand

U.S. dollars will be credited

on March

25, 2022.
Capital

Increase
On January

14, 2022,

the Board

approved

a share

capital increase

of 451,667

issued shares

by an amount

of 1,1

thousand

U.S dollars to
support

the vested

shared-based

payment, increasing the

number of outstanding

shares to 15,451,667.
33) PARENT

COMPANY

FINANCIAL

INFORMATION
In accordance with

the requirements

of SEC Rule 12-04(a)

and 5-04(c) of

Regulation S-X,

which require condensed

financial information
for the

financial

position,

income statement,
statement of

other comprehensive
income

and

cash flows

of a

Parent Company

as of the

same dates
and for

the same

periods

for which

audited

consolidated

financial statements

have been

presented

when the

restricted

net assets

of consolidated
subsidiaries

exceed

25 percent of consolidated

net assets

as of the end of the most

recently completed

fiscal year.

A

registrant

with

a

consolidated

shareholders’

deficit

is

considered

to

have

a

net

asset

base

of

zero

for

the

purpose

of

computing

its
proportionate

share of the restricted

net assets

of consolidated subsidiaries. As

a result, any restrictions

placed on the

net assets

of subsidiaries with
positive

equity

would result

in the

25%

threshold

being met

and

a corresponding

requirement to

provide

parent company

financial information.
Therefore,

this Parent

Company financial

information

is being

presented

due to

the restrictions

of our

Super

Senior

Credit Facility

issued by

the
intermediate

holding Luxco

1 S.A.

and all

subsidiaries

below,

some subsidiaries

are restricted

to transfer

dividends

to the

Parent

Company

(see
note 17).

In consequence,

the separate financial

statements

of the Parent

Company are

presented

below:
ATENTO

S.A.

CONDENSED STATEMENTS

OF FINANCIAL POSITION

As of December 31, 2020 and 2021
(In thousands of U.S. dollars, unless

otherwise

indicated)

December 31,
ASSETS 2020 2021
NON - CURRENT ASSETS
Investments
616,634

551,823

Other receivables from group companies
4,853

8,676

TOTAL NON

-CURRENT

ASSETS
621,487

560,499

CURRENT ASSETS
Other receivables from group companies
6,523

6,996

Other taxes recoverable
1,161

198

Cash and Cash equivalents
1,520

799

TOTAL CURRENT ASSETS
9,204

7,993

TOTAL ASSETS
630,691

568,492

ATENTO

S.A.
CONDENSED STATEMENTS

OF FINANCIAL POSITION

As of December 31, 2020 and 2021
(In thousands of U.S. dollars, unless

otherwise

indicated)

December 31,
LIABILITIES 2020 2021
CURRENT LIABILITIES
Other payables to group companies
21,087
16,297
Other taxes payables
1,701
336
Provisions
487
2,474
TOTAL CURRENT LIABILITIES
23,275
19,107
NON-CURRENT LIABILITIES
Non-trade payables

1,706
2,540
TOTAL NON

-CURRENT
LIABILITIES
1,706
2,540
TOTAL LIABILITIES
24,981
21,647
NET ASSETS 605,711 546,847
EQUITY
Share capital
49
49
Net Investment Share premium
543,848
546,747
Treasury shares

(12,312)
(12,911)
Retained earnings
17,433
16,958
Translation differences
41,310
(21,340)
Stock-based compensation
15,383
17,344
TOTAL EQUITY
605,711
546,847

ATENTO

S.A.

CONDENSED

STATEMENTS

OF (LOSS)/PROFIT
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)
For the years

ended December

31,
2019 2020 2021
Operating

loss
(1,933)
(656)
(612)
Net finance

expense
(53)
878
(508)
(LOSS)/PROFIT
BEFORE INCOME
TAX
(1,986)
222
(1,120)
Income tax

expense

- - -
(LOSS)/PROFIT

FOR
THE YEAR

(1,986)

(1,120)

ATENTO

S.A.

CONDENSED

STATEMENTS

OF COMPREHENSIVE

(LOSS)/INCOME
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

For the years

ended December

31,
2019 2020 2021
(Loss)/Profit

for the

year
(1,986) 222 (1,120)
Other comprehensive

income to be

reclassified
to profit and

loss in

subsequent

periods:
Translation

differences

(9,798)
42,931 (21,339)
Other comprehensive

(loss)/income
(9,798)
42,931
(21,339)
Total

comprehensive

(loss)/income
(11,784)
43,153
(22,459)

ATENTO

S.A.

CONDENSED

STATEMENTS

OF CASH FLOWS
For the years

ended December

31, 2019,

2020 and

2021
(In thousands

of U.S. dollars,

unless otherwise

indicated)

For the years

ended December

31,
2019 2020 2021
Operating

activities
Profit/(loss)

before

income tax
(1,986)
222
(1,120)
Adjustments

to reconcile

profit/(loss)

before tax

to net cash flows:
Changes in

trade provisions

-

-

18
Share-based

payment expense

-

716
746
Finance

income
(88)
(90)
(93)
Finance

costs
204
196
92
Net foreign exchange

differences
(63)
(984)
509
53 (162) 1,272
Changes in

working capital:
Changes in

trade and

other receivables
328
(2,704)
(922)
Changes in

trade and

other payables
3,284
1,964
546
Other payables
1,601
3,384
(229)
5,213 2,644 (605)
Interest paid

-

-

11
Interest received

-

-

345

-

-

356
Net cash

flows

from operating

activities
3,280
2,704
(97)
Financing activities
Acquisition

of treasury shares
(11,141)
(1,328)
(507)
Proceeds from

borrowing

from group companies
6,378

-

-

Net cash

flows

provided by/(used

in) financing activities
(4,763)
(1,328)
(507)
Net (decrease)/increase

in cash and

cash equivalents
(1,483)
1,376
(604)
Effect of exchange

rate changes

on cash
14
31
(117)
Cash and

cash equivalents

at beginning

of year
1,582 113 1,520
Cash and

cash equivalents

at end

of year
113 1,520 799
Certain

information

and footnote

disclosures

normally included

in financial

statements

prepared in accordance

with International

Financial
Reporting

Standards

have

been

condensed

or

omitted.

The

footnote

disclosures

contain

supplemental

information

only

and,

as

such,

these
statements

should be read

in conjunction

with the notes

to the accompanying

consolidated

financial statements.
Basis of preparation
The

condensed

financial

information

of

the

parent

company

has

been

prepared

using

the

same

accounting

policies

as

set

out

in

the
accompanying

consolidated

financial

statements

except

for

the

investment

in

subsidiaries

that

are

recognized

and

measured

at

cost

less

any
identified impairment

loss.
As

of

December

31,

2020

and

2021,

there

were

no

material

contingencies,

significant

provisions

of

long-term

obligations,

mandatory
dividend or

redemption

requirements

of redeemable

stocks or

guarantees

of the Company,

except

for those

which have been

separately

disclosed
in the consolidated

financial statements.

Reconciliation

(in thousands of U.S. dollars)
IFRS loss

reconciliation

For the year

ended December

31,
2019 2020 2021
Company IFRS

profit/(loss)

for the

year
(1,986) 221 (1,120)
Additional loss

if subsidiaries

had been accounted

for using the

equity method
(79,320)
(47,102)
(91,830)
Consolidated

IFRS loss

for the

year
(81,306) (46,881) (92,950)
IFRS Equity

reconciliation

For the year

ended December

31,
2020 2021
Parent shareholders’

equity
605,710 546,845
Additional equity

if subsidiaries

had been accounted

for using the equity

method
(486,034)
(559,720)
Consolidated

IFRS shareholders’

equity
119,676 (12,875)