Form 20-F
period 2022-12-31
Atento S.A.
filed 2023-11-29
CIK 1606457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______to______.
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________
Commission file number: 001-36671

Atento S.A.
(Exact name of Registrant as specified in its charter)
Atento S.A.
(Translation of Registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
1, rue Hildegard Von Bingen, L-1282, Luxembourg
Grand Duchy of Luxembourg
 (Address of principal executive offices)
Álvaro Badiola Guerra, Chief Financial Officer
Address: Rua Paul Valery, 255, 4º andar, Chácara Santo Antonio,
04719-050, São Paulo, Brazil
Telephone No.: +55 (11) 3779-0881
e-mail: investor.relations@atento.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Title of each class

Ordinary Shares, no par value

Trading Symbol(s)

ATTO

Name of each exchange on which registered

New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares with no nominal value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 15,451,667 ordinary shares Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐  Yes    ☒  No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

i

ii

Table of Contents | Atento S.A.

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
After completing our IPO, the following share capital increases took place in the years indicated below as approved by our Board of Directors (“The Board”):

Period	Initial Number of Ordinary Shares	Shares Increase Approved by Board	Total Number of Ordinary Shares	Total Number of Ordinary Shares After Reverse Split(1)
August 4, 2015	73,619,511	131,620	73,751,131
July 28, 2016	73,751,131	157,925	73,909,056
November 6, 2018	73,909,056	1,161,870	75,070,926
January 18, 2019	75,070,926	335,431	75,406,357	15,000,000
January 14, 2022	15,000,000	451,667	15,451,667	15,451,667

(1)On July 28, 2020, an extraordinary shareholder’s meeting approved the conversion of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequently amending article 5 of the articles of association of the Company.
Other Transactions
Senior Secured Notes
On August 10, 2017, Atento completed a refinancing transaction of its financing structure through its wholly-owned subsidiary Atento Luxco 1 S.A. The financing structure included an offering by Atento Luxco 1 S.A of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Atento Luxco 1 S.A´s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The 6.125% Senior Secured Notes due 2022 were guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries on a joint and several basis.
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

Form-20F	1

Table of Contents | Atento S.A.
The terms of the indenture governing the 8.000% Senior Secured Notes due 2026 limit, among other things, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; pay dividends, and make distributions, investments and other restricted payments; sell property or assets to another person; incur additional liens; guarantee additional debt; and enter transactions with affiliates.
The fair value of the 8.00% Senior Secured Notes due 2026 classified as fair value hierarchy level 1, calculated based on their quoted price on December 31, 2022, is $282.449.000 ($536,8 million on December 31, 2021). In 2022, the Company has identified a significant decrease on the liability related to Senior Secure Notes due 2026 due price quotations varied substantially taking into account data about credit and other non-performance risk. At the date of this report, the company has completed the Restructuring Plan resulting in Senior Secured Notes 2026 to equity swap, refer to subsequent event note of 31 the consolidated financial statement.
Revolving Credit Facility
On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility. On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the “SSRCFA”) with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%.
On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023. At the date of this report, the company has completed the Restructuring Plan resulting in extinguishment of the debt through settlement payment, refer to subsequent event note 31 of the consolidated financial statement.
Senior Secured Notes due 2025
On February 15, 2023, the Company entered into financing arrangements with a group of certain existing investors for additional financing by approximately $39.6 million through a senior secured notes due 2025 issued by Atento Luxco 1 S.A and guaranteed by selected receivables of certain subsidiaries, with 2 years of maturity date. Interest is payable every three months, being 10% per annum payable in cash and 10% per annum payable in additional new notes. At the date of this report, the company has completed the Restructuring Plan resulting in amendment and restatement, among other things, maturity extensions of 3 months, refer to subsequent event note 31 of the consolidated financial statement.
New Money 2025 Notes
On June 30, 2023, interim financing was provided by certain existing investor as part of the Restructuring Plan. The first tranche amounting to $17 million was drawn on June 30, 2023; the second tranche amounting to an additional $17 million was drawn on July 31, 2023; the third tranche amounting to additional $3 million was drawn on August 31, 2023 with 2 years of maturity date. Interest is payable every three months, being 10% per annum payable in cash and 10% per annum payable in additional new notes. At the date of this report, the company has completed the Restructuring Plan resulting in amendment and restatement, among other things, maturity extensions of 6 months, refer to subsequent event note 31 of the consolidated financial statement.
Restructuring Plan
On 27 November, 2023, The Company implemented a restructuring plan by way of a UK pursuant to Part 26A of the Companies Act 2006 (the “Restructuring Plan”). The Restructuring Plan was approved by the Company's creditors at the creditor meetings held on November 13, 2023 with near-unanimous support from its creditors voting on the restructuring plan and was subsequently sanctioned by the English court at a sanction hearing held on November 17, 2023 in the High Court of Justice of England and Wales.

2	Form-20F

Table of Contents | Atento S.A.
As part of the restructuring, the Company has received additional commitments of $76 million through the Exit Financing process. In addition to the $37 million already received by the Company through June 2023 to August 2023, this increases the total investment to $113 million and provides the Company with a stable financial platform to implement its new business strategy. As a result of the Restructuring Plan, the Company has converted the majority of its debt into equity, refer to subsequent event note 31 of the consolidated financial statement for more details.
Notice of Termination Registration
On October 3, 2023, Atento filed with Securities and Exchange Commission the Certification and Notice of Termination Registration (Form 15-12g). The SEC has the authority to deny such a request for termination, Atento expects deregistration under Section 12(g) become effective 90 days. As at the date of this reports, the company did not receive any notice of its intention filed.
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
The 2026 Senior Secured Notes agreement included some limits, among other things, the ability of the Issuer and its restricted subsidiaries to declare or pay dividends for stockholder. The Company regularly monitors all financial ratios under the debt agreements and dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants, and other relevant factors. As part of the Restructuring Plan, the 2026 Senior Secured Notes terms and conditions were extinguished and no new conditions arose as result of the restructuring.
Shareholders
On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale by Pikco of 12,295,082 ordinary shares. After the offering Pikco owned 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.
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
On May 6, 2020, Atento announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC’s, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of ordinary shares of the Company held indirectly by Bain Capital in exchange for senior PIK notes previously held by the Institutional Investors. On the same date, the Company signed Director Nomination Agreements and Registration Rights Agreements with each of the Institutional Investors, which included lock-up periods during a 24-month period following the date of consummation of the acquisition.
On June 2, 2022, Atento entered into a Cooperation Agreement with Kyma Capital Limited (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”, together with Kyma and Mr. Frischer, the “Investor Group”), pursuant to which, among other issues, the Board of Directors nominated Akshay Shah as new independent Class I director at the Company’s 2022 Annual Meeting of Shareholders and the Investor Group and the Investor Group agreed to be subject to customary standstill restrictions relating to, among other things, proxy contests, transactions, commencing suits, demanding information and other matters.

Form-20F	3

Table of Contents | Atento S.A.
On September 1, 2022, Atento and each of the Institutional Investors agreed to extend the lock-up periods in the director nomination agreements executed in 2020 by an additional 12-month period (i.e., until June 22, 2023). In addition, Kyma, Charles Frischer and Asheef Lalani also agreed to execute a lock-up agreement for the same period in substantially similar terms.
As result of the implemented Restructuring Plan aforementioned in which the Company has converted the majority of its debt into equity as well as the current shareholders have been fully diluted, the “Reorganized company” (reorganization of the Issuer upon consummation of the Restructuring) fully diluted actual´s shareholders, has new institutional investors that will take the control of the “Reorganized company” at the Restructuring effective date. Appropriate communication related to the shareholders will be released shortly as well as the board composition of the “Reorganized company. Refer to subsequent event note 31 of the consolidated financial statement for more details.
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

	2020		2021		2022
	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.88	0.81	0.85	0.88	0.94	0.94
Brazil (BRL)	5.15	5.20	5.39	5.58	5.24	5.22
Mexico (MXN)	21.49	19.91	20.28	20.47	19.60	19.47
Colombia (COP)	3,694.46	3,432.50	3,741.97	3,981.16	4,789.28	4,810.20
Chile (CLP)	792.17	711.24	759.14	850.25	876.07	859.51
Peru (PEN)	3.50	3.62	3.88	4.00	3.84	3.82
Argentina (ARS)	70.64	84.15	95.08	102.72	172.63	177.16

PRESENTATION OF FINANCIAL INFORMATION
We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).
Atento’s Financial Information
The consolidated financial information of Atento as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020 are included on Consolidated financial statements of Atento S.A. filed as part of this Annual Report.
The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

4	Form-20F

Table of Contents | Atento S.A.
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

TRADEMARKS AND TRADE NAMES
This Annual Report includes our trademarks as “Atento”, which are protected under applicable intellectual property laws and are the property of the Company or our subsidiaries. This Annual Report also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
This Annual Report contains estimates and forward-looking statements, principally in “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”. This Annual Report also includes forward-looking statements with respect to our proposed Restructuring Plan, as discussed in Note 2 and Note 31 of the consolidated financial statements. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:
▪the impact of the Restructuring Plan on our business and financial condition;
▪the impact of the delisting of our ordinary shares from the New York Stock Exchange;
▪inability to fund our working capital requirements and new investments;
▪the impact of the COVID-19 pandemic on our business and its effects on our customers ’ ability or desire to purchase our services;
•the competitiveness of the customer relationship management and business process (“CRM BPO”) market;
•the loss of one or more of our major clients, a small number of which accounts for a significant portion of our revenue, in particular Telefónica;

Form-20F	5

Table of Contents | Atento S.A.
•risks associated with operating in Latin America, where a significant proportion of our revenue is derived and where a large number of our employees are based;
•our clients deciding to enter or further expand their own CRM BPO businesses in the future;
•any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which we derive most of our revenue;
•increases in employee benefit expenses, changes to labor laws and labor relations;
•failure to attract and retain enough sufficiently trained employees at our service delivery centers to support our operations;
•inability to maintain our pricing and level of activity and control our costs;
•consolidation of potential users of CRM BPO services;
•the reversal of current trends towards CRM BPO solutions;
•the significant leverage our clients have over our business relationships;
•the departure of key personnel or challenges with respect to labor relations;
•the long selling and implementation cycle for CRM BPO services;
•difficulty controlling our growth and updating our internal operational and financial systems as a result of our increased size;
•fluctuations in, or devaluation of, the local currencies in the countries in which we operate against our reporting currency, the U.S. dollar;
•current political and economic volatility, particularly in Brazil, Mexico, Argentina, Peru and Europe;
•our ability to acquire and integrate companies that complement our business;
•the quality and reliability of the technology provided by our technology and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients;
•our ability to invest in and implement new technologies;
•disruptions or interruptions in our client relationships;
•actions of the Brazilian, EU, Spanish, Peruvian, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require us to make additional expenditures;
•damage or disruptions to our key technology systems or the quality and reliability of the technology provided by technology telecommunications providers;
•an increase in the cost of telecommunications services and other services on which we and our industry rely;
•the potential economic impact in the global market and world due consequences of the war in Europe in 2022;
•the potential economic impact in the global market and world due consequences of the recent escalation of the Israeli-Palestinian conflict after October 7, 2023;
•an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through our networks and other cybersecurity issues;
•the effect of labor disputes on our business;
•other risk factors listed in the section of this Annual Report entitled “Item 3. Key Information—D. Risk Factors”.

6	Form-20F

Table of Contents | Atento S.A.
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

Form-20F	7

Table of Contents | PART I
PART I

ITEM 1. Identity of Directors, Senior Management and Advisers
Not applicable.

ITEM 2. Offer Statistics and Expected Timetable
Not applicable.
A. Offer Statistics
Not applicable.
B. Method and Expected Timetable
Not applicable.

ITEM 3. Key Information
A. Selected Financial Data
[RESERVED]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary Risk Factors
Risks Related to Our Operations
•Increases in employee expenses as well as changes to labor laws could reduce our profit margin.
•Fluctuations in, or devaluation of, the local currencies in the countries in which we operate against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and prospects.

8	Form-20F

Table of Contents | PART I
•Damage or disruptions to our key technology systems and facilities either through events beyond or within our control that adversely affect our clients’ businesses, could have a material adverse effect on our business, financial condition, results of operations and prospects.
•Telefónica S.A., certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.
•Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.
•Our results of operations could be adversely affected if we are unable to maintain effective internal controls and procedures.
•We are a party to a number of labor disputes related to our operations mainly in Brazil.
•The delisting of our ordinary shares from the New York Stock Exchange may impact on our ability to transfer our ordinary shares.
▪Cyberattacks and operational frauds could expose us to protracted and costly litigation and cause us to lose clients.
You should carefully consider the following risks in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks described in the “Cautionary Statement with Respect to Forward-Looking Statements” section and other documents filed by the Company from time to time with the SEC. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Cautionary Statement with Respect to Forward-Looking Statements. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement. The Company invites you to consult any further related disclosures made in materials filed with or furnished to the SEC.
Our actual financial results may vary significantly from the projections filed with the High Court of Justice of England and Wales.
In connection with the Restructuring Plan, we were required to prepare projected financial information to the English Court. At the time they were last filed with the English Court, the projections reflected numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Consequently, there can be no assurance that the results or developments contemplated by the Restructuring Plan will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of the Restructuring Plan.
Equity interest in the Company will be diluted as a result of the Restructuring Plan.
In connection with the Restructuring Plan, we will issue new equity interests in the Company or its subsidiaries that will significantly dilute the holdings of ordinary shareholders. This will reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share, and could have a negative impact on the future market value of our ordinary shares.
We may not have sufficient cash to maintain our operations following the Restructuring Plan.
We face considerable uncertainty regarding the adequacy of our liquidity and capital resources. In addition to the cash required to fund our ongoing operations, we have incurred significant professional fees and other expenses in connection with the Restructuring Plan and expect that such fees and other expenses will continue throughout the Restructuring Plan process. Even obtaining the Exit Financing (as defined in Note 31 of the consolidated financial statements) in connection with the Restructuring Plan, we cannot provide any assurance that our cash on hand and cash flow from operations will be sufficient to fund our operations and allow us to satisfy our obligations following the Restructuring Plan.

Form-20F	9

Table of Contents | PART I
Additionally, there is no guarantee that we will be able to obtain additional financing in the future on acceptable terms or at all. We have experienced a number of events in recent years that have resulted in a reduction in our ability to obtain debt financing, including a ratings downgrade, the restriction of available credit facilities with financial institutions, a reduction in our cash and cash equivalents, a decline in operational performance, and the breach of certain debt covenants. In addition, other factors such as the competitive environment we face and macroeconomic factors such as rising interest rates, may adversely affect the availability and terms of funding that might be available to us during, and upon completion of, the Restructuring Plan. As a result, we may not be able to obtain financing at rates acceptable to us, or at all, to fund current operations on completion of the Restructuring Plan. In the event we need funds to execute our strategy, we could have limited access to liquidity, which would have negative consequences for our long-term business plan and on our ability to sustain our operations.
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
For the year ended December 31, 2022, we derived 42% of our revenue from the Americas and 41,2% from Brazil. Our operations and investments in the Americas and Brazil are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:
•inconsistent regulations, licensing and legal requirements may increase our cost of operations as we endeavor to comply with myriad of laws that differ from one country to another in an unpredictable and adverse manner;
•currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
•the effects of inflation and currency depreciation and fluctuation may require certain of our subsidiaries to undertake a mandatory recapitalization;
•certain governments may expropriate or nationalize assets or increase their participation in companies;
•certain governments may impose burdensome regulations, taxes or tariffs;
•political changes may lead to changes in the business environments in which we operate.

10	Form-20F

Table of Contents | PART I
Any deterioration in global market and economic conditions, especially in Latin America, and, particularly in the telecommunications and financial services industries from which we generate most of our revenue, may adversely affect our business, financial condition, results of operations and prospects.
Global market and economic conditions, including in Latin America, in the past several years have presented volatility and increasing risk perception, with tighter credit conditions and recession or slower growth in most major economies continuing into 2023. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Many of our clients’ industries are especially vulnerable to any crisis in the financial and credit markets or to economic downturns. For the year ended December 31, 2022, 42,9% of our revenue was derived from clients in the telecommunications industry, with 31,7% of our revenue derived from Telefónica, and 25,4% of our revenue was derived from clients in the financial services industry, including insurance businesses. Our business and future growth largely depend on continued demand for our services from clients in these industries.
As our business has grown, we have become increasingly exposed to adverse changes in general global economic conditions, which may result in reductions in spending by our clients and their customers. Global economic concerns such as the varying pace of global economic recovery continue to create uncertainty and unpredictability and may have an adverse effect on the cost and availability of credit, leading to decreased spending by businesses. Any deterioration of general economic conditions, or weak economic performance in the economies of the countries in which we operate, particularly in Brazil and the Americas may have a material adverse effect on our business, financial condition, results of operations and prospects. Brazil and the Americas, for example, comprised 84.4%, 83.0% and 83.2% of our revenue respectively, for the years ended December 31, 2020, 2021 and 2022. In addition, key markets such as the telecommunications and financial services industries comprised 68,3% of our revenue for the year ended December 31, 2022.
Increases in employee expenses as well as changes to labor laws could reduce our profit margin.
Employee benefit expenses are our largest expense and accounted for $1,060.4 million in 2020, $1,102.7 million in 2021 and $1,087.9 million in 2022, or 75.1%, 76.1% and 78.3%, respectively, of our revenue in those periods.
Employee salaries and benefits expenses in many of the countries in which we operate, principally in Latin America, have increased during the periods presented in this Annual Report as a result of economic growth, changes in applicable laws, increased demand for CRM BPO services and increased competition for trained employees such as employees at our service delivery centers in Latin America.
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
In particular, Brazil regulators have approved changes in the payroll exemption policy, which benefited most of the country´s sectors. The modifications were made by Law 13,670, dated May 30, 2018. Taxation on the gross revenue of call center companies, with a 3% tax on gross revenue, was maintained. In 2021, by Law 14.288/21 an extension of the benefit was made and will be in force at least 2023. In 2023 by Law 334/2023, the Brazilian regulators began a discussion for an extension of the benefit until 2027, currently is under brazilian president approval.

Form-20F	11

Table of Contents | PART I
For our economic activity, it is much more advantageous to collect a portion ranging from 1% to 4.5% on gross revenue, called Social Security Contribution on Gross Revenue (CPRB), as stipulated by the law, than to collect a 20% social security contribution on total payroll, as occurs with companies outside the tax exemption system.
Natural events, including pandemics or disease outbreaks, wars, cyberattacks, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.
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
As of December 31, 2022, the majority of our revenue was generated in countries that use currencies other than the U.S. dollar, mostly the local currencies of the Latin American countries in which we operate (particularly, currencies such as the Brazilian Reais, the Mexican Peso, the Chilean Peso and the Argentinean Peso). Both Brazil and Mexico have experienced inflation and currency volatility in the past and Argentina is classified as a hyperinflationary economy. We report our financial results in U.S. dollars and our results of operations would be adversely affected if these local currencies depreciate significantly against the U.S. dollar, which may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and statements of operations and cash flows at average exchange rates for the year, except for Argentina. Conversely, where we provide offshore services to U.S. clients and our revenue is earned in U.S. dollars, an appreciation in the currency of the country in which the services are provided could result in an increase in our costs in proportion to the revenue we earn for those services. The exchange rates between these local currencies and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. For the years ended December 31, 2020, 2021 and 2022, these fluctuations had a significant effect on our results of operations.
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

12	Form-20F

Table of Contents | PART I
The Brazilian government exercises significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, financial condition, results of operations and prospects.
For the years ended December 31, 2020, 2021 and 2022, revenue from our operations in Brazil accounted for 43.2%, 39.2% and 41,2% of our total revenue, respectively, and EBITDA from our operations in Brazil accounted for 48.5%, 35.3% and 49.2% of our total EBITDA, respectively (in each case, before holding company level revenue, expense and consolidation adjustments).
Historically, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have in the past often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and prospects may be adversely affected by changes in policies or regulations, and economic conditions such as:
•devaluations and other currency fluctuations;
•inflation and interest rates;
•liquidity of domestic capital and lending markets;
•energy shortages;
•exchange controls and restrictions on remittances abroad (such as those that were briefly imposed in 1989 and early 1990);
•monetary and tax policy;
•minimum wage policy; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
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

Form-20F	13

Table of Contents | PART I
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

14	Form-20F

Table of Contents | PART I
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
In the recent years, tax authorities around the world have increased their scrutiny of company tax fillings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (“OECD”) has proposed a number of tax laws changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. At the European Union level, the European Commission has adopted its Anti-Tax avoidance Directive (“ATAD”), which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed. In this context on December 22, 2021, the European Commission presented its proposed directive for the implementation of a 15% global minimum tax rate.
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
Effective January 2022, LIBOR is not expect to be used to issue new loans in the U.S. and was officially discontinued after June 30, 2023 as a floating rate benchmark. As of December 31, 2022, 3.5% of our outstanding indebtedness was tied to LIBOR. To the extent interest payments are linked to LIBOR at the time of its discontinuation, the applicable floating interest rate will be determined using the alternative methods then set forth under the applicable agreements. At the date of this report, the company does not have any debt tied to LIBOR, following the Company debt structure after the restructuring support plan (see Note 31 of the consolidated financial statements). The Company expects that the LIBOR alternative rate, in case of any Company´s new debts, will be based on the Secured Overnight Financing Rate (“SOFR”) because SOFR is a financing rate based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018.

Form-20F	15

Table of Contents | PART I
We have significant global operations and face risks related to health epidemics that could impact our sales and operating results.
Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, as the recent outbreak of respiratory illness caused by coronavirus (COVID-19 virus). Any outbreak of contagious diseases, and other adverse public health developments, could have a material adverse effect on our business operations. These could include temporary closures of our facilities or the facilities of our customers (which may be mandated by local health or government authorities), a disruption of supply chain for our customers, the temporary suspension of operations by us or our customers, travel restrictions on our employees and other disruptions to our business. Additionally, because our revenues are, in part, tied to the revenues of our customers, any impact on the business or revenues of our customers may result in an impact on our own business or revenues. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our services and likely impact our operating results and cash flows.
The Company’s results of operations, cash flows and financial condition could be affected by severe weather and other geological events in the locations where the Company’s customers, suppliers or regulators operate.
The Company may be impacted by severe variability in weather patterns and other geological events (including as a result of climate change), including drought, earthquakes, storms, flood, fires, water deficiency, rising mean temperatures or rising sea levels, that could disrupt the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators. Extreme and prolonged changes in rainfall patterns and an increase in temperatures can influence production and droughts can influence the increase in fires and devastation. It may impair or delay the operation, development, provisions or delivery of the Company’s products and services. Additionally, they can also cause a reduction in revenue and an increase in costs due to negative impacts on our employees, suppliers and customers, such as an increase in absenteeism. Additionally, disruptions experienced by the Company’s regulators due to natural disasters or otherwise could delay the Company’s introduction of new products or entry into new jurisdictions where regulatory approval is necessary. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred because of natural or other disasters. Any serious disruption to the Company’s operations, or those of the Company’s customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
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
Potential global and economics impacts of Eastern Europe conflict in 2022.
Armed conflict between Russia and Ukraine began in the latter country in February 2022, with restrictive sanctions subsequently implemented by the EU and U.S. against Russia, creating global security concerns that can have a lasting impact on regional and global economies. The sanctions on Russia also are likely to have a substantial impact on the global economy and financial markets, with significant spill over to other countries. In many countries, the crisis is creating an adverse shock in terms of both inflation and economic activity, amid already elevated price pressures. As of December 31, 2022, we did not operate in these countries. However, the Company is monitoring any possible effects which could result in operational and financial risks conditions.
Potential global and economics impacts of Israeli-Palestinian conflict in 2023.
On October 7, 2023 Israel formally declared war against Hamas, starting an military operation in Gaza, the effect on global financial markets will depend on the involvement of other major regional powers. Until the date, if it remains contained and without military involvement of other countries, the impact on the global economy will be largely limited to higher oil prices. As of December 31, 2022, we did not operate in these countries. However, the Company is monitoring any possible effects which could result in operational and financial risks conditions.

16	Form-20F

Table of Contents | PART I
Internal Risks
Telefónica S.A., certain of its affiliates and a few other major clients account for a significant portion of our revenue and any loss of a large portion of business from these clients could have a material adverse effect on our business, financial condition, results of operations and prospects.
We derive a significant portion of our revenue from companies within Telefónica S.A. group and other major client groups. For the years ended December 31, 2020, 2021 and 2022, we generated 31.8%, 32.0% and 31.7%, respectively, of our revenue from the services provided to the Telefónica S.A. group. Our contracts with Telefónica S.A. companies in Brazil and Spain comprised 56.5%, 56.1% and 57.5%, respectively, of our revenue from Telefónica S.A. group for the years ended December 31, 2020, 2021 and 2022. Our 15 largest client groups (including Telefónica S.A. group) on a consolidated basis accounted for a total of 64% of our revenue for the year ended December 31, 2022.
We are party to a master services agreement (the “MSA”) with Telefónica S.A. for the provision of certain CRM BPO services to Telefónica S.A. companies which governs the services agreements entered with Telefónica S.A. companies. Although the MSA is an umbrella agreement which governs our services agreements with Telefónica S.A. companies, the expiration of the MSA does not automatically result in a termination of any of the local services agreements in force after those dates. While our service contracts with the Telefónica S.A. companies have traditionally been renewed, there can be no assurance that such contracts will be renewed upon their expiration. As of the date of this report The company completed the renegotiation with Telefónica S.A for a renewal of MSA agreements including an extension for more two years until December 31, 2025.
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

Form-20F	17

Table of Contents | PART I
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
In addition, we are exposed to adverse changes in our main clients’ payment policies, which could have a material adverse impact on our ability to fund our working capital needs. During the year ended December 31, 2022, our average days sales outstanding (“DSO”) was approximately 74 (70 in 2021). If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected, and our finance costs may increase. If we are unable to fund our working capital requirements, access financing at competitive prices or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.
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
Our results of operations could be adversely affected if we are unable to maintain effective internal controls and procedures.
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

18	Form-20F

Table of Contents | PART I
In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2022, we identified evidence of internal control deficiencies which have been classified as a material weaknesses in our internal controls over financial reporting (refer to section 15 (b) of this report to further information about material weaknesses identified). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.
We intend to implement the appropriate remedial actions to mitigate the risk of future errors in our consolidated financial statements as disclosed in section 15 (b) of this report. We cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.
We are a party to a number of labor disputes related to our operations mainly in Brazil.
Atento has been named in numerous labor-related disputes initiated by Atento’s employees or former employees for various reasons, including dismissals or claims concerning employment conditions, in general, our internal structuring, reorganizations and operational shutdowns. In addition, we are regularly party to ongoing disputes with local tax authorities and social security authorities in the jurisdictions in which we operate. In the normal course of business, we are also party to various other lawsuits and regulatory proceedings, including, among other matters, daily and general work routines, overtime rules, health and safety in the workplace, and commercial claims. The estimated amount involved in these claims total $53.9 million, of which $13.5 million have been classified as probable, $28.2 million classified as possible and $12.2 million classified as remote, based on inputs from external and internal advisors as well as historical statistics. In connection with such disputes, Atento Brasil and its affiliates have, in accordance with local laws, deposited $17.2 million with the Brazilian courts as security for claims made by employees or former employees. In addition, considering the levels of litigation in Brazil and our experience with these types of claims, as of December 31, 2022, we have recognized around nine million dollars of provisions. If our provisions for any labor claims against Atento are insufficient or these claims rise significantly in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.
Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.
As of December 31, 2022, we had total indebtedness of $743.3 million. Our level of indebtedness may have significant negative effects on our future operations, including:
•impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditure, acquisitions, or other important needs;
•requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our financial liquidity and reduce the availability of our cash flow to fund working capital, capital expenditure, acquisitions and other important needs;
•increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
•limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.
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

Form-20F	19

Table of Contents | PART I
As announced on June 30, 2023, the Company entered into a binding restructuring support agreement with certain major financial stakeholders that provides a path to a comprehensive restructuring transaction to significantly deleverage the Company’s balance sheet. See more details in Consolidated Financial Statements Note 31 - Subsequent Events.
The delisting of our ordinary shares from the New York Stock Exchange may impact your ability to transfer our ordinary shares.
On July 21, 2023, the Company received a letter from the New York Stock Exchange (“NYSE”) communicating that the NYSE has initiated proceedings to delist Atento’s ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento’s ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento’s ordinary shares effective July 21, 2023. Atento does not intend to appeal to the NYSE’s determination. Atento’s ordinary shares are quoted on the appropriate tier of the over the counter (“OTC”) market. The Company’s ticker symbol on the OTC “ATTOF”. The delisting will only affect the shares of Atento S.A. at a holding company level and so will not affect business operations. Atento will continue to have reporting obligations under the Securities Exchange Act of 1934, as amended. On August 18, 2023 the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange. As a result of the delisting of our ordinary shares from the NYSE, the volume of trading in our shares has been reduced and may remain limited, which will have a negative impact on your ability to sell or transfer our ordinary shares on terms that are acceptable to you, or at all.
The market price of our ordinary shares has been volatile in recent periods and may continue to be volatile.
The market price of our ordinary shares has experienced a significant decline in recent years. Additionally, as a result of the delisting of our ordinary shares from the NYSE, our ordinary shares are now trading over the counter only. As a result, the volume of trading in our ordinary shares has significantly declined and may further decline, which will contribute to volatility in the price of our ordinary shares. In addition, our shareholders may experience future decreases in the value of our ordinary shares held by them, or a complete loss of their investment. The price of our ordinary shares may continue to fluctuate in in response to several factors, including those listed elsewhere in this “Risk Factors” section and others, such as:
•variations in our operating performance and the performance of our competitors;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•changes in our revenue estimates or recommendations by securities analysts;
•publication of research reports by securities analysts about us or our competitors or our industry;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions or departures of key personnel;
•strategic decisions by us or our competitors, such as acquisitions, divestitures, spinoffs, joint ventures, strategic investments or changes in business strategy;
•announcement of technological innovations by us or our competitors;
•the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
•speculation in the press or investment community;
•changes in accounting principles;
•terrorist acts, acts of war or periods of widespread civil unrest;
•changes in general market and economic conditions;
•changes or trends in our industry;
•investors’ perception of our prospects; and
•adverse resolution of any new or pending litigation against us.

20	Form-20F

Table of Contents | PART I
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation. As of the date of this report the Company are not aware of any lawsuit filed by investors.
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
We are typically required to collect sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. As the complexity of information infrastructure continues to grow, the potential risk of security breaches and cyberattacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information. We are also subject to numerous laws and regulations designed to protect this information. Laws and regulations that impact on our business are increasing in complexity, change frequently, and at times conflict among the various jurisdictions where we do business. In addition, many of our service agreements with our clients do not include any limitation on our liability to clients with respect to breaches of our obligation to keep the information we receive confidential. We take precautions to protect confidential client and customer data. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Form-20F	21

Table of Contents | PART I
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
However, we may be subject to future cybersecurity or IT attacks or disruptions in the future, and there is no guarantee that we will timely detect, prevent, or mitigate the effects of such attacks. Such attacks could result in the temporary suspension of services provided to clients or the broader disruptions of our business operations.
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
We have a long selling cycle for our CRM BPO services, which requires significant investment of capital, resources, and time by both our clients and us. Before committing to use our services, potential clients require us to spend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes.
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

22	Form-20F

Table of Contents | PART I
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
Our business operations must be conducted in accordance with several sometimes-conflicting government regulations, including but not limited to, data protection laws and consumer laws, and labor conditions laws, as well as trade restrictions and sanctions, tariffs, taxation, data privacy and labor relations. Furthermore, specific sectorial regulation may also affect our activities and have a material impact on our revenues. In Mexico the so-called labor outsourcing law was approved in 2021 which has had a considerable impact on our business activities in that country. Other Latin American countries may approve similar regulations in the coming years which may also have a material impact on our business.
In addition to the above, Atento is also subject to data protection laws, which we are typically required to manage, protect, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our client contracts, we represent that we will keep such information confidential in compliance with regulations. Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users. We seek to implement measures to protect sensitive and confidential customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential customer data, we could be subject to significant fines for breaching privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business operations may be impacted if current regulations are made stricter or more broadly applied or if new regulations are adopted. Violations of these regulations could impact on our reputation and result in financial liability, criminal prosecution, unfavorable publicity, restrictions on our ability to process information and breach of our contractual commitments. Any broadening of current regulations or the introduction of new regulations may require us to make additional expenditures, restrict our business operations or expose us to significant fines or penalties, even the temporary shut down on our facilities. Any such violations or changes in regulations could, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

Form-20F	23

Table of Contents | PART I
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
We are dependent upon the business relationships we have developed with our clients. Our service contracts generally allow our clients to modify such relationships and our commensurate level of work. Typically, the initial term of our service contracts is one to two years. Generally, our specific service contracts provide for early termination, in some cases without cause, by either party, provided 30 to 90 days prior written notice is given. Clients may also unilaterally reduce the use and number of services under our contracts without penalty. The termination or reduction in services by a substantial percentage or a significant reduction in the price of these contracts could adversely affect our business and reduce our margins. The revenue generated from our 15 largest client groups (including Telefónica S.A. companies) for the year ended December 31, 2022 represented 64% of our revenue. Excluding revenue generated from the Telefónica S.A., our next 15 largest client groups for the year ended December 31, 2022 represented in aggregate 34,6% of our revenue. In addition, a contract termination or significant reduction in the services contracted with us by a major client could result in a higher-than-expected number of unassigned employees, which would increase our employee benefit expenses associated with terminating employees. We may not be able to replace any major client that elects to terminate or not to renew its contract with us, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
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
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:
•the judgment of the U.S. court is enforceable (exécutoire) in the United States;
•the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•the U.S. court has applied to the dispute the substantive law designated by the Luxembourg conflict of law rules (although one first instance decision rendered in Luxembourg—which had not been appealed—no longer applies this condition);

24	Form-20F

Table of Contents | PART I
•the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, there was no violation of the rights of the defendant;
•the U.S. court has acted in accordance with its own procedural rules; and
•the judgment of the U.S. court does not contravene Luxembourg international public policy.
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

Form-20F	25

Table of Contents | PART I
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
The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market, and the perception that these sales could occur may also depress the market price of our ordinary shares. We have 15.4 million ordinary shares outstanding as of December 31, 2022. Pursuant to an agreement, the major shareholders of Atento agreed that during the 24-month period following its acquisition will not sell, assign, transfer, pledge hypothecate, encumber or otherwise dispose of the shares without the written permission of the Issuer. In 2022 Atento has announced that it has extended its director nomination lock-up agreements by another 12-months until June 22, 2023, after this limitation all of our outstanding ordinary shares may be sold in the public market by existing stockholders subject to applicable volume and other limitations imposed under federal securities laws. Sales of our ordinary shares or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares. As of the date of this report no extended lock-up agreements is expected to be announced.

26	Form-20F

Table of Contents | PART I
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
The result of the impairment test performed for the year ended December 31, 2021 was an impairment charge of $2.0 million of the goodwill related to the Argentine subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country. The result of the impairment test performed for the year ended December 31, 2022 was an impairment charge of $12,8 million of the Goodwill related to Brazil and Peru subsidiaries and an impairment charge of $5,0 million in the net assets of the Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country.
For the year ended December 31, 2022, due to the uncertainty regarding the future performance of the business of the subsidiaries located in Brazil, Mexico and Spain, we have considered that it is not probable that the future taxable profit made by these subsidiaries in the coming years, will be enough to offset the deferred tax asset recognized in previous years.. Additionally, in the short term, there are no expected significant capital structure changes or corporate reorganizations that could affect the Company’s capacity to offset tax credits. The result of the deferred tax recoverability test performed for the year ended December 31, 2022, was an impairment charge of $78 million related to Brazilian, Mexican subsidiaries (excluding unrecognized DTA). No further DTA should be recognized by the Company until the future results expected show a strong capacity to offset the existing tax credits.
Although no indications of other goodwill and other deferred tax asset impairments have been identified, there can be no assurance that we will not incur impairment charges in the future, particularly in the event of a prolonged economic slowdown. A significant impairment could have a material adverse effect on our results of operations.

ITEM 4. Information on the Company
A. History and Development of the Company
History and Structure
The legal name of our holding company is Atento S.A., which is a public limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on March 5, 2014 which has its registered office at 1, rue Hildegard Von Bingen, L-1282, Luxembourg Grand Duchy of Luxembourg. American Stock Transfer & Trust Company, LLC is our U.S. agent. Atento, S.A. is the head of our group of companies, which currently operate in 16 countries through the organizational structure depicted in Section 4.C below.
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

Form-20F	27

Table of Contents | PART I
In December 2012, Atento was acquired by funds affiliated with Bain Capital. In connection with Bain Capital’s acquisition, Atento further reinforced its partnership with Telefónica. In 2012 we signed a Master Services Agreement (MSA) with Telefónica with a nine-year term through 2021 which was renewed until December 31,2025 in 2023, includes annual minimum revenue commitments in all jurisdictions (except for Argentina), for more details refer to item 10.c material contracts.
In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.
On May 6, 2020, Atento announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC’s, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of ordinary shares of the Company held indirectly by Bain Capital in exchange for senior PIK notes previously held by the Institutional Investors. On the same date, the Company signed Director Nomination Agreements and Registration Rights Agreements with each of the Institutional Investors, which included lock-up periods during a 24-month period following the date of consummation of the acquisition.
On June 2, 2022, Atento entered into a Cooperation Agreement with Kyma Capital Limited (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”, together with Kyma and Mr. Frischer, the “Investor Group”), pursuant to which, among other issues, the Board of Directors nominated Akshay Shah as new independent Class I director at the Company’s 2022 Annual Meeting of Shareholders and the Investor Group and the Investor Group agreed to be subject to customary standstill restrictions relating to, among other things, proxy contests, transactions, commencing suits, demanding information and other matters.
On September 1, 2022, Atento and each of the Institutional Investors agreed to extend the lock-up periods in the director nomination agreements executed in 2020 by an additional 12-month period (i.e., until June 22, 2023). In addition, Kyma, Charles Frischer and Asheef Lalani also agreed to execute a lock-up agreement for the same period in substantially similar terms.
In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including a ratings downgrade, a decline in operational performance, and the breach of certain debt covenants. In response, on June 30, 2023 the Company entered into a binding restructuring support agreement with certain major financial stakeholders that provides a path to a comprehensive restructuring transaction.
On July 21, 2023 the company received a letter from the New York Stock Exchange (“NYSE”) communicating that the NYSE has initiated proceedings to delist Atento’s ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento’s ordinary shares fell below million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento’s ordinary shares effective July 21, 2023. Atento’s ordinary shares are quoted on the appropriate tier of the over-the-counter (“OTC”) market. The Company’s ticker symbol on the OTC is “ATTOF”. The delisting only affected the shares of Atento S.A. at a holding company level and so did not affect business operations. On August 18, 2023 the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange.
On November 27, 2023, the Company successfully implemented the restructuring plan by way of a UK pursuant to Part 26A of the Companies Act 2006. As part of the restructuring, the Company has received additional commitments of $76 million through the Exit Financing process. In addition to the $37 million already received by the Company through June 2023 to August 2023, this increases the total investment to $113 million and provides the Company with a stable financial platform. As a result of the Restructuring Plan, the Company has converted the majority of its debt into equity, refer to subsequent event note 31 of the consolidated financial statement for more details. Certain material risks arising as a result of the Restructuring Plan are described in “Item 3. Key Information—D. Risk Factors.”
SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Atento S.A electronically files with the SEC. The address of the SEC’s website is www.sec.gov and the address of the Atento´s website is www.atento.com.

28	Form-20F

Table of Contents | PART I
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
The funding of the majority of our capital expenditure is covered by existing cash. The table below shows our capital expenditure by segment for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
($ in millions)
Brazil	23.7	60.4	43.0
Americas	8.9	33.3	13.7
EMEA	3.2	7.7	4.7
Total capital expenditure	35.8	101.4	61.4
The capital expenditures for the year ended December 31, 2021 include costs associated with the acquisition of Microsoft Licenses related to Office Resources and Server and Cloud Enrollment.
The capital expenditures for the year ended December 31, 2022 include costs associated with the acquisition of software licenses for our delivery centers. The Company has not made any other significant capital expenditures or divestitures that were not in the ordinary course of business.
B. Business Overview
Our Company
Atento, one of the world's largest providers of customer relationship and business process outsourcing (CRM/BPO) services1. Our business was founded in 1999 as the CRM BPO provider to the Telefónica S.A. Since then, we have significantly diversified our client base, becoming an independent company in December 2012 when we were acquired by funds affiliated with Bain Capital. In October 2014, Atento became a publicly listed company on the New York Stock Exchange (NYSE), under the ticker “ATTO”.
We operate in markets that are strong and other that have been significantly impacted by adverse macroeconomics fluctuations and the recently COVID-19 pandemic. The Company seeks potential long-term growth in these markets driven by business trends, growth potential that includes (i) further outsourcing of CRM BPO operations, (ii) further penetration in existing markets, (iii) development of new industry vertical expertise, such as healthcare and fintech, (iv) expansion of offshore call center services for U.S clients, and (v) further penetration of geographies from which revenues increase in hard currencies.
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
1 Gartner, “Magic Quadrant for Customer Service BPO,” Deborah Alvord, Kathy Ross, Mark Dauigoy, Uma Challa, March 28, 2022.

Form-20F	29

Table of Contents | PART I
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
We also enjoy longstanding client relationships across a variety of industries, and we work with market leaders in telecommunications, banking, financial services, and multisector, which for us is comprised of the consumer goods, services, public administration, healthcare, transportation, technology, and media industries. Since our founding in 1999, we have significantly diversified the sectors we serve, and our client base has grown to over 400 separate clients. Revenue from non-Telefónica clients accounted for 69.3% of our total revenue in 2022 (67.9% in 2021). At the same time, we have also been leveraging Atento’s strong brand and reputation to attract more tech, born-digital and healthcare clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory in 2022 and beyond. Atento benefits from a highly engaged employee base. Our over 127,000 employees worldwide are critical to our ability to deliver best-in-class customer service.
On June 29, 2017, we launched Atento Digital which refers to a set of solutions to drive customer experience in the Age of Digitalization. Atento Digital’s mainstream offering encompasses a wide range of digital capabilities that enhance customer experience and increase efficiency across the customer lifecycle, from acquiring to managing and retaining customers. Atento Digital’s offering incorporates the use of digital marketing tools, automation, artificial intelligence, cognitive technology and analytics to deliver a new level of customer experience and process efficiency for Atento’s core service categories such as sales, customer care, technical support, collections and back office. The Atento Digital is structured to develop and deliver digital solutions and is consistent with our customer-centric vision, based on four pillars:
•Data Driven: Integration and use of client’s data and analytics to understand profiles, habits and preferences, in order to develop models of propensity;
•User Experience: We understand customer interaction and experience with design, interface, usability and operation diagnostics;
•Omnichannel & Social: We understand where and how clients prefer to interact and we act in an integrated, fluid and resilient way, with lean and agile development, Robotic Process Automation (RPA) use and systems integration;
•Journey Automation: Based on User Experience (UX), we design new journeys for customers and automate repetitive processes through digital tools, use of artificial intelligence and semantic technology.
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

30	Form-20F

Table of Contents | PART I
Our revenue for the year ended December 31, 2022, was $1,390.0 million, our EBITDA was $83.0 million and our loss for the year was $295.6 million. Respectively when compared to December 31 2021, our revenue decreased 4.1% and our EBITDA decreased 44.1%, excluding the FX our revenue decreased by 1.4% and our EBITDA decreased by 41.6%. The following table sets forth a breakdown of revenue based on geographic region for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
Revenue	2020	2021	2022
($ in millions)
Brazil	600.7	567.8	572.9
Americas	576.9	631.3	583.2
EMEA	234.7	250.1	233.9
Total	1,412.3	1,449.2	1,390.0
We operate in 16 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2022, Brazil accounted for 41.2% of our revenue Americas accounted for 42% of our revenue and EMEA accounted for 16.8% of our revenue. The following table sets forth a breakdown of revenue by country for the years ended December 31, 2020, 2021 and 2022:

Revenue by country
	For the years ended December 31,
($ in millions, except percentage changes)	2020	2021	2022	% of Total Revenue
Country
Spain	234.7	250.1	233.9	16.8
EMEA	234.7	250.1	233.9	16.8
Argentina	56.9	72.3	75.1	5.4
Chile	82.2	79.7	78.2	5.6
Colombia	71.0	79.0	78.3	5.6
El Salvador	17.5	21.4	15.1	1.1
United States	62.3	91.9	59.6	4.3
Guatemala	6.2	4.6	5.2	0.4
Mexico	161.5	174.5	166.8	12.0
Peru	85.4	74.5	68.5	4.9
Puerto Rico	16.7	17.0	20.4	1.5
Uruguay	2.3	2.7	3.1	0.2
Panama	3.6	0.7	0.2	—
Nicaragua	3.3	0.5	—	—
Costa Rica	8.0	12.5	12.7	0.9
Americas	576.9	631.3	583.2	42.0
Brazil	600.7	567.8	572.9	41.2
Total revenue	1,412.3	1,449.2	1,390.0	100.0
The amounts of revenue by country reported are impacted by foreign exchange effects. For additional information, see Item 5. Operating and Financial Review and Prospects–A. Operating Results–Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Form-20F	31

Table of Contents | PART I
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
As announced in June 2023, Atento and certain members of an ad hoc group of holders of Atento’s senior secured notes have agreed a term sheet for a new interim financing and a comprehensive restructuring of its balance sheet that will significantly delever the group. The implementation of this restructuring will allow Atento to continue focusing on executing its transformation plan, including geographic expansion and the development of new Artificial Intelligence capabilities.
We will continue evolving our service offering to best serve our clients, consistent with our Three Horizons Plan, and driving a culture of innovation and transformation. Despite the adverse operating environment caused by the COVID-19 pandemic we have continued with our transformation plan in accordance with our established agenda:
•Operational Improvements - transforming the core. Improve the way we operate our business and address the factors that affect the profitability of our operations. The operational improvements we have been implementing, in addition to forming a new leadership team, are establishing a stronger footing to accelerate the development and expansion of innovative digital solutions that significantly enhance Atento’s growing portfolio of high-value voice, integrated multichannel and back-office services. At the same time, we have also been leveraging Atento’s strong brand and reputation to attract more tech, born-digital and healthcare clients, as well as other high-growth companies, to establish a stronger and more profitable growth trajectory. This area of our Three Horizons strategy can be divided in four sub-areas:
▪Sales Excellence: We have transformed our sales model to accelerate proﬁtable growth under a “sell more, sell better, sell what we want” approach. We are highly focused on the relationships we have with our client base and consider it to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and further penetrate the high-growth area of the CRM BPO market. Our commercial team is responsible for End-to-End client lifecycle, namely new sales to new clients, account development, scope changes, renewals, driving increases in sales through a War Room model and a compensation model focused on profitable growth. Prioritizing strategic product sales among current and future clients will be main focus of Atento, to ensure the right product portfolio at each of our customers, a key lever to drive healthy growth in future.
▪Operational Excellence: We are executing a series of initiatives to achieve operational excellence, such as operational KPIs management, and Shared Services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and client value programs, in addition to other specific operational improvements being implemented at regional levels, all with a focus on increasing our contribution margins and improving the experience of our clients’ customers.
▪Optimization initiatives to reduce SG&A and other costs: We are transforming our business support areas, generating savings that can reduce our Indirect Costs. We have analyzed the major cost components of our business in the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost to serve in each category. One of the actions we are taking is the digitalization of HR processes. For example, our HR team uses digital tools for recruiting and retaining the best talent in the market to support our clients’ operations. We are innovators in massive HR processes related to the contact center, using Predictive Agent Recruitment processes across geographies, increasing skills suitability for the role.
▪Setting up an enhanced governance model and new organization to drive improved business performance: We have implemented an operating model for greater simplification and alignment of commercial and operational/delivery roles and responsibilities. We believe that this new organizational structure will foster agility and simplicity while ensuring that leaders are focused on coordinating, communicating and pursuing new solutions and innovation.

32	Form-20F

Table of Contents | PART I
•Next-Gen Services and Digital Acceleration. We are accelerating our move into next generation services to ensure Atento remains competitive in an evolving digital world. We are focusing on three key service offerings with significant current and future market potential.
•High Value Voice: We maximize our client´s high-value processes by providing highly skilled agents, assisted by AI and analytics technologies that optimize decision making or complex problem solving. As a result, we provide memorable experiences to end-customers.
•Integrated multichannel: Is a full range of orchestrated and integrated digital channels (Automated and Agent-Led) that deliver a unique and seamless customer experience. Integrated multichannel provides a far richer experience than the one delivered by each channel in isolation.
•Automated Back Office: We go beyond front-end customer processes to automate our client´s back office. By shortening the time it takes to manage all those tasks behind the scenes, we boost our client’s efficiency and ensure an exceptional end-to-end customer experience.
We are also focusing on four next-generation digital capabilities:
•Artificial Intelligence and Cognitive Technologies: We are using Artiﬁcial Intelligence and cognitive technologies to deliver sentiment analysis and more humanized customer interactions. For example, we are providing journey mapping, planning, and design, development and implementation of front- and back-office Robotic Process Automation (RPA), intelligent Interactive Voice Response (IVR) and virtual assistants, chatbots and voice bots, document management automation and orchestration, Optical Character Recognition (OCR)/ Intelligent Character Recognition (ICR), Natural Language Processing (NLP)/ Natural Language Understanding (NLU) and sentiment analytics, Machine Learning (ML) and Artificial Intelligence (AI), and function-specific automation in marketing, collections, and credit management. We also offer conversation design and communication persona creation.
•Analytics: As experts in end-to-end customer relationships management, we use Data Science to improve business eﬃciency by generating value through Data, developing predictive analyses that generate insights that maximize clients’ businesses, mitigate risks, increase retention in self-service channels, minimize recall and complaints, and increasing First Call Resolution (FRC). Our Analytica value proposition is focused on business performance (e.g., propension models and people analytics), cost reduction per interaction, and machine learning to empower AI platforms.
•Automation: We automate the redundant work of back- and front-office activities to improve efficiency and customer experience. Our value proposition for BPA (Business Process Automation), through our wholly-owned company Interfile, includes business process management (document capture, veriﬁcation, analysis, fraud prevention, etc.), process control and productivity, agility and eﬃciency, and assertive demand sizing. We also have entered a partnership with UiPath to enhance our automation capabilities and train traditional contact center agents as Blueprism programmers.
•Customer Experience Process Consulting: We optimize customer journeys and business processes to provide diﬀerentiated CX. As a third-party provider, we perform a complete mapping of the end-customer journey, processes that generate a better and more optimized brand experience, maximizing customer retention, resolution effectiveness, conversion (in terms of sales) and a complete vision of the service users of a brand. We develop the Language User Interfaces, considering a value proposition based on Traditional IVR for Humanized IVR and VDA as well as bots to achieve higher retention levels. We create language for conversational interfaces based on a brand´s persona, dynamic and progressive navigation, propensity analysis, NLP and applied AI.
•New Growth Avenues. Building upon stronger foundations to unlock and accelerate new growth. Our third horizon for change is to advance in new growth avenues that relate to the way we expand our business in the highly attractive markets, such as the US and other potential geographies. We will also accelerate our penetration of high growth/margin verticals and segments, such as retail/e-commerce, high-tech/new economy or healthcare, and improve the way we make use of strategic partnerships and initiatives to accelerate our growth strategy (selective carve-outs in high-growth verticals and capability building via acquisitions). A key sector to drive growth is born-digital companies. These companies are not only a key target in the short-term, and will also lead Atento’s future growth, as they are focused on driving their own growth.

Form-20F	33

Table of Contents | PART I
•Culture Transformation. People are our key assets. We believe that our people are a key enabler of the success of our business model and a strategic pillar of our competitive advantage. We have created, and constantly reinforce, a culture that we believe is unique in the industry. We have developed processes to identify talent (both internally and externally), created individualized development plans, and designed incentive programs that, together with permanent motivation initiatives, foster a work environment that aligns our professional development with our clients’ objectives and business goals.
Our Clients
Over the years, we have steadily grown our client base, resulting in what we believe is a world-class roster of clients. Our longstanding, blue-chip client base spans a variety of industries and includes Telefónica, BBVA, Samsung, Facebook and Itaú, among others. Our clients are leaders in their respective industries and require best-in-class service from their outsourcing partners. We serve clients primarily in telecommunications, financial services and multisector, which includes consumer goods, retail, public administration, healthcare, travel, transportation and logistics, and technology and media. For the year ended December 31, 2022, our revenue from clients in telecommunications, financial services and multisector represented 31.6%, 25.5% and 42.9% of total revenue.
On December 31, 2022, our top 15 clients including our main client Telefónica Group Companies accounted for 64.0% of our revenue and, excluding our main client Telefónica Group companies, our top 15 clients accounted for 34.6% of our revenue. With each of these clients we have worked closely over many years across multiple countries, building strong partnerships and commercial relationships. While we continue growing a strong and solid relationship with our main clients, we also continue diversifying our client portfolio.
Development of Client Base
As of December 31, 2022, our client base consisted of over 400 separate clients. We have diversified our client base by sources of revenue. For the years ended December 31, 2020, 2021 and 2022, we generated 31.8%, 32.0% and 31.7% of our revenue, respectively, from Telefónica Group companies.
Telefónica S.A. Master Service Agreement
Our service agreements with Telefónica remained in effect following the consummation of the Acquisition, and we entered the MSA, a framework agreement that replaced the framework agreement with Telefónica that was in place prior to the Acquisition. As of the date of this report company completed the renegotiation with Telefónica S.A for the a renewal and extension of the MSA agreements for two more years until December 31, 2025 whereby, among others Telefónica companies will maintain special payment terms for the Atento companies in each jurisdiction where we currently conduct business, a relevant condition to leverage our strategy to short-term cash collection.
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
Listed below some of the most relevant recognitions that Atento recently achieved:
▪Gartner
On May 11, 2022, we announced that we have been recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Customer Service BPO for the second consecutive year. The Gartner Magic Quadrant assesses, among other things, key service providers for customer management business process outsourcing.

34	Form-20F

Table of Contents | PART I
▪Everest
In 2022, the Everest Group has selected Atento as one of the Major Contenders companies in Customer Experience Management (CXM) in the Americas in the PEAK Matrix®Assessment 2022. This recognition is based on the companies' ability to improve and evolve.
▪Frost & Sullivan
In 2022, Frost & Sullivan confirmed the Company’s leading position in the domestic market for customer experience outsourcing services in Latin America, based on the research and consulting firm’s annual analysis in this market.
February 2022, Atento was recognized by Frost & Sullivan as leader in the Frost Radar™: for Customer Experience Outsourcing Services Market in Latin America for 2021. This acknowledgement rewards Atento’s experience in the CX field given its continuous innovations and investment in new technologies.
Also, on February 2022, Atento received Frost & Sullivan’s Customer Value Leadership Award in Brazil’s Customer Experience Outsourcing Services industry.
In November 2022, Atento granted award by Frost & Sullivan for Leading the Customer Experience (CX) Outsourcing Services Industry in Brazil. Frost & Sullivan recognized Atento in its Best Practices Award citing the company’s commitment to delivering a wide range of CX solutions including AI-powered products and highly trained human talent. Atento also is praised for helping its clients successfully differentiate and enhance brands through a customer-centric approach.
▪ISG
On September 2022, ISG announces Atento as leader in its 2022 Contact Centre Customer Experience Services Quadrant Report in the areas of Digital Operations, Work from Home Services, Social Media CX Services and AI & Analytics for Brazil and Europe, as well as leader in the US for Digital Operations, Work From Home Services and Social Media CX Services, and Challenger in the area of AI & Analytics.
▪ISO 56002 certification
July 2022, Atento Awarded ISO 56002 for Innovation Management for the third year in a row. This is the third year that the company has achieved this certification, which evaluates the structuring of innovation processes with a focus on optimizing results for clients. Atento is the first company in its sector to obtain this accolade. This achievement validates the company’s innovation management process.
▪ISO 9001 and ISO 18925 certification
Atento has received the ISO 9001 recertification for Quality Management Systems, which it has maintained for more than 20 years. This makes it the oldest contact center company with this recognition. Atento has also managed to maintain for another year the ISO 18925 standard, specific for Customer Contact Centers, for all centers in Spain and Morocco.
▪UN WEP’s
In July 2021, Atento was recognized with the UN WEPs (Women´s Empowerment Principles) in Brazil, with an honorable mention for our gender equality actions. This initiative, owned by the United Nations (UN), is carried out through the Brazilian Network of the UN Global Compact and UN Women in Brazil.
▪Top employer
In 2022, Atento received the Top Employer certificate, awarded by the CRF institute (Corporate Research Foundation) in Brazil, where it also received it in 2021.

Form-20F	35

Table of Contents | PART I
▪Best places to work LGBTQ by Human Rights Campaign Foundation
Atento receives the “Best Places to Work LGBTQ+ 2023” certification granted by the Human Rights Campaign Foundation in alliance with ADIL Diversity and Labor Inclusion. The HRC Foundation's international survey is designed to delve into best practices regarding LGBTQ+ inclusion in the workplace. These metrics evaluate the policies and actions relevant to LGBTQ+ inclusion and equality, such as: Non-Discrimination and Equal Employment Opportunity Policies, LGBTQ+ Organizational Competence, LGBTQ+ Education and Training, and Commitment to society.
▪FORBES
Atento has been acknowledged, for the fifth consecutive year in 2023, as one of the top workplaces in Spain, according to Forbes’ annual ranking of the country’s best employers. This honor results from a rigorous review of over 2,500 Spanish corporations, each employing more than 500 workers.
▪Platinum Contact Center
In 2022, Atento receives the award for Best Employee Experience Project at the Platinum Contact Center Awards thanks to its reskilling project, in which the company's internal talent is promoted. These awards reward the best practices in customer service and value everything from the best customer experience strategies to technological innovation.
▪CRC Gold Award
In 2022, Atento was awarded the Best Omnichannel Strategic Project for the implementation of a new virtual assistant for a leading German multinational company in the sale of electronic consumer products, a solution that has won awards that are a reference in the relationship sector with the client, within the framework of the CRC Gold awards.
▪Pamoic Award
In 2022, Atento was recognized with two PAMOIC awards (Argentine Award for the Best Customer Interaction Organizations), gold in the Best Human Development Strategy category and with the silver award in the Best Human Capital Administration category. PAMOIC awards organizations with best practices in Customer Relationship Manager (CRM), Customer Experience (CX), Business Process Outsourcing (BPO) and Business Intelligence (BI).
▪Ranking valor inovação
Atento was recognized as the 4th most innovative company in Brazil's service sector in Valor Inovação’s ranking. The study is prepared by Valor Econômico, one of the country's most renowned business publications, in partnership with the strategic consultancy firm of the PwC Network.
▪ABEMD Awards - Best Direct Marketing Practices in Brazil
The ABEMD award recognizes the best solutions in the direct marketing industry in Brazil. They analyze the strategy, planning, creativity and results of each solution. In 2022, Atento was recognized with 2 awards in the categories Overcoming Customer Experience and Strategic Management of Customer Expectations.
▪Conarec Award
In Brazil, Atento was awarded Company of the Year with the Conarec Award, the highest recognition for relational intelligence and commitment among the players in the customer relationship market. The company also won in the categories: Major Operations in “Multichannel Service” and “Digital Service”.
▪Modern Consumer Awards for Excellence in Customer Service
In 2022, Atento was recognized as "Contact Center of the Year - "Large Operations". The Modern Consumer awards are a reference in the CRM BPO sector in Brazil and are based on one of the most comprehensive studies to assess customer service quality.

36	Form-20F

Table of Contents | PART I
▪ESR Distinction
The Socially Responsible Company Distinctions one of the most important recognitions in the area of corporate social responsibility in Latin America. Atento received this distinction for 14 consecutive years in Mexico.
▪Adigital
In March 2023, Atento receives certification as a Digitizing Company from Adigital, the Spanish Association of the Digital Economy. The certification recognizes the technical capacity and experience in the provision of digital services: BPO / Contact Center and Big Data and Artificial Intelligence. Atento is the first Contact Center/BPO company certified by Adigital as a Digitizing Company.
▪IMT Awards, Best CRM Practices in Mexico
In 2022, Atento was recognized by IMT (Mexican Institute of Teleservices) in its National CX edition with two Gold Awards: Best Use of CX Technology category with the “ARI, Atento Virtual Human Expert” case, and Best brand initiative/action employer. In 2023, Atento was also recognized in the Best Use of CX Technology category with the “CX ShowRoom” case.
Competitive Landscape
Global Competitive Landscape
Atento, one of the world's largest providers of customer relationship and business process outsourcing (CRM/BPO) services. Relative to CRM BPO market share in Latin America. Atento also holds excellent positions in almost all countries in which we operate, including Brazil, the largest market, México (domestic market), Chile, Argentina and Central America/Caribbean (domestic market).
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
Environmental, Social and Governance Initiatives
We have integrated Corporate Social Responsibility (CSR) into our business model for over a decade. We know that it is essential to have a Corporate ESG Strategy that guides us in the long term and makes us more resilient to environmental, social and governance risks.
That is why in 2021 we took a step further with our commitment to sustainability, developing a solid strategy based on the performance of initiatives that positively impact our stakeholders and the contribution to the 2030 Agenda.
Environment
Climate change is a global problem that affects us all. In Atento we believe the protection of the environment is of vital importance. Even though we have a low exposure to ESG Issues according to Sustainalytics as we are not an emission-intensive industry, we are taking actions and setting goals to tackle our carbon footprint driving us towards Carbon Neutrality in 2030. We are committed to reducing our impact to ensure a more sustainable planet in the future.
Continuing with our commitment to the environment, we are glad to report a very big reduction in our Carbon Footprint Emissions for 2022. Thanks to being consistent with our initiatives and planning we have reduced emissions 26.7% in 2022 compared to 2021, and by a total of 31.6% since 2020.
We also made improvements to our emissions calculations to be more comprehensive. We have included our vehicle fleet in scope 1 as well as improving the commuting survey sample obtaining a much more representative emission estimation.

Form-20F	37

Table of Contents | PART I
Behind this year’s reduction there are several factors. The first one is our support to renewable energies, which represent more than 60% of our electricity consumption. Another factor has been the active improvement on energy efficiency and of our HVAC (Heat, Ventilation, Air Condition) systems.
Even though this year we made a comeback to the offices across our locations, we are still maintaining WAHA (Work At Home Atento), allowing us not only to have a lower commuting footprint (Scope 3) but also offering a better work-life balance for our employees.
In addition to all efforts to reduce our direct footprint, we went further and created initiatives in search of suppliers that would allow us to enter the circular economy so that we could also collaborate towards our sustainability goals. That's why in Brazil, where we have a greater presence, we partnered with a supplier specializing in circular economy, so that they manage Atento's sustainable disposal for us, being able to give waste a new use.
This supplier operates in the sustainability, Reverse Manufacturing, Management and Recycling segments. Certificates such as ISO 9001, 1401 and other local and international certifications. This partnership favors the environment by providing a service that generates the correct management of assets derived from retirement processes.
▪The separation and qualification of waste is done by recycling class, which allows us to reduce waste generation and pollution to the environment
▪Returning materials to the market as raw materials, keeping materials and products in use
▪Ensuring a safe and environmentally correct destination, regenerating natural systems
In 2022, thanks to this partnership we disposed of approximately 9 Tons of different materials that can be reused and recycled, thus promoting better use of natural resources and extending the useful life of the items.
Atento believes that, based on this partnership, we are reinforcing the cyclical participation in the 4 pillars of the circular economy: Innovate, renew, reuse and recycle.
Social Initiatives
Our people are our key pillar. Atento is made by talented and motivated professionals whose main characteristic is diversity.
We know that being a diverse team makes us unique in the market. That is why we strive to build a work environment in which all people feel represented and part of Atento. A place where organizational diversity is a true reflection of our world´s diversity. We are an inclusive company, which respects different opinions and positions, welcomes all audiences and, most importantly, is attentive to equality to generate growth opportunities for our people.
We strive to promote a work environment based on respect, equality, and social inclusion among our employees, a workforce recognized for its diversity, as we have many employees of varied nationalities, races, genders, and ages.
We have a wealth of cultures within our teams that favors the company’s development, and therefore we promote a work environment free of any kind of discrimination, whether by race, color, sex, religion, political opinion, origin, or any other discriminatory characteristic. In this respect, we comply with the related principles of the UN Global Compact. We support the inclusion of employees who belong to minority or vulnerable groups, including people with disabilities for whom accommodations are made to fully integrate them into Atento’s workforce.
Another fundamental aspect of employee care and wellbeing at Atento is ensuring equal treatment among all members of our team, such as equal treatment and compensation of women and men who work within all levels of our organization.
Atento is also a source of formal employment for young people and offers training and benefits, advantages that are not common in many of the countries in which Atento operates.

38	Form-20F

Table of Contents | PART I
Our effort to achieve an inclusive environment has been rewarded by different awards and acknowledgments:
▪Women’s Empowerment Principles Community. At Atento, we were honored to join the WEP (Women’s Empowerment Principles) Community established by UN Global Compact and UN Women, which promotes gender equality and women’s empowerment in the workplace. By signing to join the WEP community, we join several other companies whose CEOs have shown their commitment to fostering business practices that empower women. These practices include equal pay for work of equal value, gender-responsive supply chain practices and zero-tolerance against sexual harassment in the workplace.
▪UN WEPs Brazil Award. We were recognized with the biannual UN WEPs (Women´s Empowerment Principles), with an honorable mention for our gender equality actions. This initiative, owned by the United Nations (UN), is carried out through the Brazilian Network of the UN Global Compact and UN Women in Brazil. This recognition promotes the economic empowerment and leadership of women as a pillar for sustainable, inclusive and equitable growth, and recognizes the efforts of companies that promote gender equality and the empowerment of women in Brazil.
▪"Selo Municipal de Direitos Humanos e Diversidade". In 2022 we were awarded in the LGBTI+ category. The objective of the SELO is to recognize actions of inclusion and promotion of human rights and diversity in the private sector, public agencies and third sector entities, which are considered innovative practices in the promotion of employability, people management, organizational culture, social investment and brand positioning, as well as in the fight against discrimination and inequality, as a way of promoting diversity and citizenship.
▪Ranked #19 in Expansión magazine's ranking: "Super companies for Women 2022“ in Atento Mexico: Expansión magazine has recognized Atento Mexico as one of the "Super Companies for Women 2022", this achievement is possible thanks to the daily work of all the women who collaborate in this great family.
▪ESR in Mexico: The ESR Distinction (Socially Responsible Company,), is a recognition granted by the Mexican Center for Philanthropy (CEMEFI) and the organization "ALIARSE for Mexico", to those companies that adopt the Corporate Social Responsibility (CSR) model in their organization. At Atento Mexico we promote development actions to generate economic, social and environmental impact and benefits.
▪Best Company in the Service Sector by Exame Diversity Guide and Instituto Ethos in Brazil
▪Top Companies Award (Culturally Powerful Company 2022) in Mexico
▪Certification. We have achieved ISO 26000 certification on Social Responsibility in Spain, Brazil, Perú, Colombia, Mexico and Puerto Rico. ISO 26000 is an international ISO Standard that provides guidance on Social Responsibility. It is designed for use by organizations of all types, in both the public and private sectors, in developed and developing countries, as well as in economies in transition.
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
Governance
Corporate Structure and Governance
Atento is made up of a set of companies that comprise the company’s global organizational chart, though all of them operate under a single corporate governance and the same policies and guidelines.
The group´s holding company is Atento S.A., which corporate management and governing bodies’ operation are governed by its statutes, as well as by Luxembourg laws, where its registered office is located, and the requirements of the New York Stock Exchange, including those on corporate governance and audit processes.

Form-20F	39

Table of Contents | PART I
Our corporate governance is governed by three bodies: the Shareholders, the Board of Directors, composed of six members of various nationalities, and the Executive Committee, composed of seven members, two women and five men, of various nationalities.
The Board provides significant support for the development of our ambitious transformation plan to remain one of the most innovative and relevant customer experiences and BPO providers in the world.
Business Ethics
At Atento we abide by a strong set of values, contained in our Code of Ethics, a guideline for all our employees to make decisions based on a common ethical standard, guided by honesty and integrity. This Code is aligned with our values and made extensive to our partners and suppliers. Any violation of the Code must be reported in order to avoid possible harm to persons or to the Company.
We have established a corporate culture based on ethical criteria that is in line with our core values, applicable to employees and all other persons who are part of the Company. With the objective of preventing bribery and corruption, Atento has an Anti-Corruption Policy attached to the contracts of our employees at the coordinator, executive level and manager level, as well as those of our suppliers. We also emphasize the importance of preventing bribery and corruption through communication and training initiatives regarding related policies and procedures. Through our Reporting Channel, employees can send any communication to the appropriate supervisor regarding an activity or behavior that they have detected and that is or could be a violation of the Company’s Code of Ethics or of any other mandatory policy or regulation.
Atento also has ethical practices to contribute to the principles, collected in policies. These policies & practices must be upheld by everyone related to Atento.
–Compliance with the law: all regulations of the countries where we operate must be followed, as well as internal policies and rules.
–Conflicts of interest: we look after the company’s interest, to prevent any personal favoritism or misconduct.
–Protection and use of corporate information, assets, systems, and other resources: these must only be used for company-related issues, and any misuse should be prevented, including any that could harm another person or company.
–Law on the Securities Market: it is mandatory to safeguard the company’s non-public information and not share it.
–Bribery, kickbacks, and fraud: Paying, lending, or offering funds or assets intended to influence or compromise the recipient’s behavior is expressly prohibited.
–Health and safety in the workplace: at Atento, we’re committed to providing a healthy, safe workplace, which also requires the employees’ compliance with the company’s safety instructions.
–Labor issues: we promote a business environment that favors equal employment opportunities, and which prohibits any discriminatory practices.
–Books and records: Have internal accounting controls to safeguard and ensure the accuracy of our financial records and reports.
–Record of documents: we keep everything necessary and relevant that is required by law, thus allowing the review of any regulatory body.
Our ethics principles include maintaining honest and ethical conduct; full, fair, accurate, timely and understandable company reports, documents and other communications; complying with applicable laws and regulations as well as our internal policies; and promptly reporting internally, anonymously and confidentially any detected violations of the Code of Ethics.

40	Form-20F

Table of Contents | PART I
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
Atento Colombia S.A. COLOMBIA
Other LATAM Subsidiary
Chilean Subsidiaries CHILE
Atento Atención y Servicios, S.A. de C.V. MEXICO
Other Subsidiaries
Atento Servicios, S.A. de C.V. MEXICO

As of December 31, 2020, 2021 and 2022, none of the Group’s subsidiaries was listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed on the Tise International Stock Exchange (TISE) in connection with the restructuring process (New Money 2025 Notes and 2025 Notes), refer to note 31 - Subsequent events to the consolidated financial statement for debts details.
All subsidiaries use year-end December 31 as their reporting date.
D. Property, Plants and Equipment Property
Property
We perform our business within service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2022. Our lease agreements are generally long-term, between one to ten years, some of which provide for extensions.
Our infrastructure is designed according to our clients’ needs. Our technology systems provide the flexibility to integrate with our clients’ existing infrastructure. This approach enables us to deliver the optimal infrastructure mix through on-shoring, off-shoring or near-shoring, as required. Our deployment team is trained to achieve timely implementation to minimize our clients’ time-to-market. We address client capacity needs by providing solutions such as software-based platforms, high-level infrastructure mobility, process centralization and through a high concentration of delivery centers.
The following table shows the number of workstations and delivery centers in by segment in which we operated as of December 31, 2020, 2021, 2022.

Form-20F	41

Table of Contents | PART I

	Number of Workstations			Number of Service Delivery Centers(1)
	2020	2021	2022	2020	2021	2022
Brazil	49,294	47,407	38,322	31	30	25
Americas	38,761	34,673	34,874	49	45	43
EMEA	5,253	5,302	5,175	14	14	14
Total	93,308	87,382	78,371	94	89	82

(1)Includes service delivery centers at facilities operated by Atento as well as those owned by our clients where we provide operations personnel and workstations.
Telecommunications Infrastructure
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
Management’s discussion and analysis of our financial condition and results of operations for the years ended December 31, 2020, 2021 and 2022 should be read in conjunction with our consolidated financial statements and the related notes there-to. The preparation of the consolidated financial statements referred to within this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those described in the sections “Cautionary Statement with respect to Forward Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere within this Annual Report. The consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, prepared in accordance with IFRS, as issued by the IASB, are included in “Item 18. Financial Statements”.
The following discussion includes forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements.

42	Form-20F

Table of Contents | PART I
A. Operating Results
Overview
Atento, one of the world's largest providers of customer relationship and business process outsourcing (CRM/BPO) services. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the “Telefónica Group”). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol “ATTO”, until July 21, 2023. More details on Item 4.A - History and Development of the Company.
We operate both in markets that are strong and markets that have been significantly impacted by adverse macroeconomics fluctuations. The Company seeks potential long-term growth in these markets driven by business trends and growth potential, which include: (i) further outsourcing of CRM BPO operations, (ii) further penetration in existing markets, (iii) development of new industry vertical expertise, such as healthcare and fintech; (iv) expansion of offshore call center services for U.S clients, and (v) further penetration in geographies where revenues increase hard currency.
We operate in 15 countries worldwide and organize our business in three geographic market group: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2022, Brazil accounted for 41.2% of our revenue, Americas accounted for 42% of our revenue and EMEA accounted for 16.8% of our revenue (in each case, before holding company level revenue and consolidation adjustments).
Our number of workstations decreased from 87,382 as of December 31, 2021, to 78,371 as of December 31, 2022 due to volatility within our operations and shutdown of 5 service delivery centers mainly in Brazil and Americas. Service delivery center´s shutdown is related to the strategy of the Company for an operational restructuring based on the recent actions to improve and gain efficiency and synergy on the operation.
For the years ended December 31, 2020, 2021 and 2022, revenue generated from our 15 largest client groups represented 68.3%, 66.2% and 64.0% of our revenue, respectively. Excluding revenue generated from Telefónica S.A., for the years ended December 31, 2020, 2021 and 2022, our 15 largest client groups represented 37.4%, 35.2% and 34.6% of our revenue, respectively. The decrease in client concentration reflects our strategy to improve revenue mix, one of the pillars of Atento´s Three Horizon Plan, announced in the second quarter of 2019, with the objective of improving the profitability of existing operations, accelerating the development of our next generation services and digital capabilities and strengthen our position in those segments and geographies which we believe have potential for higher growth margins.
Atento´s vertical industry expertise in telecommunications, banking, and financial services, and more recently, with tech and born-digital companies enables us to tailor our services and solutions for our customers, further embedding us within their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we began implementing new technologies to build-out our Next Generation and Digital Capabilities program, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation activities (high value voice, integrated multichannel and automated back office) and four next generation capabilities (AI/Cognitive, Analytics, Automation/RPA and CX consulting).
Average headcount
We believe that our people are key enablers organization’s most valuable resource to our business model and a strategic pillar to our competitive advantage. We focus on reinforcing our culture named “One Atento” and it defines our way of doing business: as a global company, with the strength of a united team, to leverage our leading position in the market.

Form-20F	43

Table of Contents | PART I
The average Company headcount and breakdown by country in 2020, 2021 and 2022 is presented as follows:

	December 31,
	2020	2021	2022
Brazil	71,327	74,633	65,643
America	56,021	53,194	48,819
EMEA	12,457	12,726	12,696
Total(1)	139,805	140,553	127,158

(1)Average headcount is calculated based on the average of the year of each month´s end number of employees.
The reduction in average headcount compared in the last two years reflects the volume reduction of the existing operations and the implementation of two pillars of our Three Horizon Plan, namely:
•Operational excellence: we have taken a several steps to improve our operations, such as managing of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality control, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvements being implemented at the regional levels. The focus of these initiatives is to increase our contribution margins and improve our customers’ experience;
•Optimization initiatives to reduce selling, general and administrative expenses, as well as other costs: we are transforming our business support areas to generate savings and reduce costs. We have analyzed our business most significant cost components within the human resources, technology, facilities, and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One of these actions is the ongoing digitalization of human resources processes. For example, our human resources team has implemented the use of digital tools for recruiting and retaining the best talent in the market to support our customers’ operations.
Impact of COVID-19 Outbreak – Update
During 2022 the Company continued to monitor the economic and health impacts of COVID-19 across those countries where it operates. Excluding the elevated absenteeism related to the spike in the Omicron variant during the first two months of the year in Brazil, to date, no significant impacts on our collection experience nor expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. The company acknowledges the main effects of Covid-19 outbreak was already recorded and presented in previous reports and does not expect any additional impact in the future.
We were the target of a cybersecurity incident which disrupted our systems
On October 17, 2021, Atento suffered a cyberattack. The Company detected the attempted cyberattack on our IT systems in Brazil and, in order to avoid risks to the group's customers, we began the process of isolating and suspending customers’ access to Atento's systems in Brazil. Contingency operational solutions were implemented to avoid any compromises to customers’ data and to minimize the impacts of the operations’ suspension. Services were carefully restored over the subsequent two weeks, with server cleaning at all company sites and operations in Brazil.
Atento was significantly impacted by the cyberattack. Despite not having made payments of ransom, Atento Brasil incurred expenses related to containing the threat, implementing a prevention and contingency plan to reestablish services, and fines. These expenses included consulting firms, equipment leasing, software, infrastructure expenses, fines for delays in collecting tax forms, and additional payroll expenses due to increased personnel overtime related to reestablishing processes.
All financial effects of the cyberattack were presented within its financial statements dated December 31, 2021.
As part of the establish procedures to monitor subsequent impact in 2022 related to the cyberattack, The company did not incur in any relevant agreement termination with our customers although was identified a decrease on Brazil operation mainly related due to a few clients that had shifted some of their volumes to alternative CX providers after the October 2021. Company is not aware of customers judicial disputes or judicial notification ongoing.

44	Form-20F

Table of Contents | PART I
In the first quarter of 2022, Atento finalized a claim under its cyberattack insurance policy and obtained a compensation from the insurance companies of $10.0 million received in cash.
Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients.

Consolidated Statements of Operations for the Years Ended December 31, 2020, 2021 and 2022

($ in millions, except percentage changes)	For the years ended December 31,		Change (%)	Change excluding FX (%)(2)	For the years ended December 31,	Change (%)	Change excluding FX (%)(2)
	2020	2021			2022
Revenue	1,412.3	1,449.2	2.6	5.3	1,390.0	(4.1)	(1.4)
Other operating income	5.6	10.5	89.1	93.9	17.1	62.7	75.7
Other gains	0.1	—	(64.0)	(100.3)	—	(97.9)	(97.6)
Operating expenses:
Supplies	(72.3)	(109.7)	51.9	55.4	(89.6)	(18.3)	(16.6)
Employee benefit expenses	(1,060.4)	(1,102.7)	4.0	6.6	(1,088.0)	(1.3)	2.0
Depreciation	(73.9)	(73.2)	(0.9)	1.6	(72.2)	(1.3)	(0.5)
Amortization	(47.0)	(60.1)	27.9	31.4	(49.0)	(18.4)	(18.1)
Changes in trade provisions	(5.3)	0.3	(105.6)	(105.6)	(0.6)	N.M.	N.M.
Impairment charges	—	(2.0)	N.M.	N.M.	(17.5)	N.M.	N.M.
Other operating expenses	(118.7)	(99.8)	(15.8)	(13.6)	(128.4)	(28.5)	(32.8)
Total operating expenses	(1,377.6)	(1,447.2)	5.1	7.7	(1,445.4)	(0.2)	2.9
Finance income	15.7	15.5	(1.1)	8.0	10.2	(34.3)	(23.4)
Finance costs	(70.3)	(91.9)	30.7	33.2	(86.5)	5.9	6.1)
Change in fair value of financial instruments	—	(42.3)	N.M.	N.M.	(96.0)	(127.3)	123.7
Net foreign exchange loss	(27.8)	17.7	N.M.	N.M.	7.1	59.3	61.8
Profit/(loss) before income tax	(42.1)	(88.5)	110.2	113.8	(203.4)	(129.6)	(135.7)
Income tax expense	(4.8)	(4.5)	(6.7)	(12.6)	(92.3)	N.M.	N.M.
Profit/(loss) for the year	(46.9)	(93.0)	98.3	100.0	(295.7)	N.M	N.M.
Loss per share	(3.3)	(6.6)	N.M	N.M	(20.3)	N.M	N.M
EBITDA(1)	161.2	145.8	(9.6)	(6.1)	83.0	(43.0)	(44.1)

(1)When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year.
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
(2)Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. The FX change % presented is calculated using the official currency rate published by Central Bank of the current year to convert the revenue and expense of the previous year. Change excluding foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.
N.M. means not meaningful

Form-20F	45

Table of Contents | PART I

Consolidated Income Statements by Segment for the Year Ended December 31, 2020, 2021 and 2022

($ in millions, except percentage changes)	For the years ended December 31,		Change (%)	Change Excluding FX (%)(3)	For the years ended December 31,	Change (%)	Change Excluding FX (%)(3)
	2020	2021			2022
Revenue:
Brazil	600.7	567.8	(5.5)	(0.3)	572.9	0.9	(3.4)
Americas	576.9	631.3	9.4	12.0	583.2	(7.6)	(1.8)
EMEA	234.7	250.1	6.6	3.1	233.9	(6.5)	4.0
Total revenue	1,412.3	1,449.2	2.6	5.3	1,390.0	(4.1)	(1.4)
Operating expenses:
Brazil	(583.4)	(583.4)	—	5.4	(607.0)	3.9	(0.5)
Americas	(559.6)	(614.7)	9.8	12.3	(599.1)	(2.5)	4.0
EMEA	(225.7)	(233.3)	3.4	(0.3)	(225.2)	(3.5)	8.2
Other and eliminations(1)	(8.9)	(16.0)	79.7	76.2	(14.1)	(11.6)	45.3
Total operating expenses	(1,377.6)	(1,447.4)	5.1	7.7	(1,445.4)	(0.1)	3.0
EBITDA:
Brazil	80.6	51.5	(36.1)	(32.3)	39.0	(24.2)	(26.8)
Americas	64.5	72.3	12.0	14.6	31.0	(57.0)	(56.1)
EMEA	24.6	37.7	53.1	52.7	22.0	(41.5)	(34.8)
Other and eliminations(1)	(8.5)	(15.7)	84.0	80.5	(9.0)	(42.6)	(5.2)
Total EBITDA(²)	161.2	145.8	(9.6)	(6.0)	83.0	(43.1)	(41.5)

(1)Included expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)When considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the year before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year. We believe that EBITDA is a useful metric for investors to understand our results of operations and profitability because it enables investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in interest, taxation, and depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures The Company included a reconciliation from a non-GAAP measures to a GAAP measures See “Consolidated Statements of Operations”.
(3)Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. The FX change % presented is calculated using the official currency rate published by Central Bank of the current year to convert the revenue and expense of the previous year. Change excluding foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.
N.M means not meaningful
Year Ended December 31, 2021 Compared to Year Ended December 31, 2022
Revenue
Revenue decreased by $59.2 million, or 4.1%, from $1,449.2 million for the year ended December 31, 2021 to $1,390.0 million for the year ended December 31, 2022, (see explanation by segment on page 47). Excluding the impact of foreign exchange, revenue decreased 1.4%. Revenues from Multisector (sales to other companies) clients decreased by $35.1 million, or 3.6%, from $985.0 million for the year ended December 31, 2021 to $950.0 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, revenue from multisector clients decreased 2.1%.
Revenue from Telefónica presented a decrease of $24.2 million, or 5.2%, from $464.2 million in revenue for the year ended December 31, 2021, to $440 million for the year ended December 31, 2022 (see explanation by segment on page 47). Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 0.1%.

46	Form-20F

Table of Contents | PART I
The following chart provides a breakdown of revenue by geographic region for the year ended December 31, 2021 and 2022 and as a percentage of revenue with the percentage change between those periods including and net of foreign exchange effects.

	For the years ended December 31, 2021 and 2022
($ in millions, except percentage changes)	2021	(%)	2022	(%)	Change (%)	Change excluding FX (%)(1)
Brazil	567.8	39.2	572.9	41.2	0.9	(3.4)
Multisector	428.4	75.4	425.8	74.3	(0.6)	(4.8)
Telefónica	139.4	24.6	147.1	25.7	5.5	1.2
Americas	631.3	43.6	583.2	42.0	(7.6)	(1.8)
Multisector	427.5	67.7	396.2	67.9	(7.3)	(2,8)
Telefónica	203.8	32.3	187.0	32.1	(8.2)	0.4
EMEA	250.1	17.2	233.9	16.8	(6.5)	4.8
Multisector	129.1	51.6	128.0	54.7	(0.9)	11.1
Telefónica	121.0	48.4	105.9	45.3	(12.5)	(1.9)
Total	1,449.2	100.0	1,390.0	100.0	(4.1)	(1.4)

(1)Table presents the effects of foreign exchange since the revenue and expenses is in local currency while the U.S. dollar is our reporting currency. The FX change % presented is calculated using the official currency rate published by Central Bank of the current year to convert the revenue and expense of the previous year. Change excluding foreign exchange effects allows the Company to monitor the main variation arising from local operating results on a comparative basis.
Brazil
Revenue in Brazil for the years ended December 31, 2021 and 2022 totaled $567.8 million and $572.9 million, respectively, an increase of $5.1 million, or 0.9%. Excluding the impact of foreign exchange, revenue decreased by 3.4%.
Excluding the impact of foreign exchange, revenues from Multisector decreased by 4.8% mainly due to a few clients that had shifted some of their volumes to alternative CX providers after the October 2021 cyberattack that temporarily affected Atento’s operations. Other factors that contributed to the YoY decrease were: i) Brazil’s weaker economic environment during the year; ii) management’s decision to not renew certain client service agreements that were insufficiently profitable; and iii) elevated absenteeism related to the spike in the covid-19 Omicron variant during the first two months of the year.
Excluding the impact of foreign exchange, revenues from Telefónica increased by 1.2% mainly related due few clients implemented a company-wide cost-cutting program that included a reduction in CX service volumes in Brazil, and the renegotiation of prices for Atento’s services.
Americas
Revenue in America for the years ended December 31, 2021 and 2022 totaled $631.3 million and $583.2 million, respectively, a decrease of $48.1 million, or 7.6%. Excluding the impact of foreign exchange, revenue decreased by 1.8%
Excluding the impact of foreign exchange, revenues from Multisector decreased by 2.8% mainly due i) lower volumes related to higher absentee rates in countries most affected by the pandemic earlier in the year; ii) changes in outsourcing regulations in Mexico the required the suspension or internalization of certain sales services; and iii) the loss of certain U.S. clients.
Excluding the impact of foreign exchange, revenues from Telefónica increased by 0.4% mainly due higher Telefonica volumes in Colombia and also benefited from hyperinflation in Argentina offset by lower volumes related to the aforementioned cost-cutting program implemented by this client in 2022, particularly in Peru.
EMEA
Revenue in EMEA for the years ended December 31, 2021 and 2022 totaled $250.1 million and $233.9 million, respectively, a decrease of $16.2 million, or 6.5%. Excluding the impact of foreign exchange, revenue increased by 4.8%

Form-20F	47

Table of Contents | PART I
Excluding the impact of foreign exchange, revenues from Multisector increased by 11.1% mainly due volumes from new clients that Atento had won in the insurance and energy sectors and to a lesser extent in the banking, retail, consumer goods, airline and technology sectors.
Excluding the impact of foreign exchange, revenues from Telefónica decreased by 1.9%, from $121.0 million to $106.9 million, respectively, mainly related to its reduction in volumes in EMEA.
Other operating income
Other operating income totaled $10.5 million and $17.1 million for the year ended December 31, 2021 and 2022, respectively. This increase of $6.6M million was mainly driven by the insurance compensation received due to 2021 cyberattack.
Total operating expenses
Total operating expenses decreased by $1.8 million, or 0.1%, from $1,447.3 million for the year ended December 31, 2021 to $ 1,445.4 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses increased by 2.9%, flat to 2021 and mainly due to salary annual raise, impairment and consulting services. As a percentage of revenue, operating expenses increased to 102.6% for the year ended December 31, 2022, increasing 3.5% compared to 2021.
Supplies: Supplies expenses decreased by $20.2 million, or 18.3.%, from $109.8 million for the year ended December 31, 2021 to $89.6 million for the year ended December 31, 2022. The decrease main refers to the cyberattack cost in 2021, related to the containment of the threat and prevention. Excluding the impact of foreign exchange, supplies expenses decreased by 16.6%. As a percentage of revenue, supplies represented 7.6% and 6.4% for year ended December 31, 2021 and 2022 respectively.
Employee benefit expenses: Employee benefit expenses decreased by $14.8 million, or 1.3%, from $1,102.7 million for the year ended December 31, 2021 to $1,087.9 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, employee benefit expenses increased by 2.0%. The increase of employee benefit expense in 2021 is mainly related to salary annual raise compensating with cost with headcount reduction of the year. As a percentage of revenue, employee benefit expenses represented 76.0% and 78.3% for the year ended December 31, 2021 and 2022, respectively.
Depreciation and amortization: Depreciation and amortization expenses decreased by $12.0 million, or 8,4%, from $133.2 million for the year ended December 31, 2021 to $121.2 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 8.5% in a normal course of operation and driven by the decrease of capital expenditures along 2022.
Other operating expenses: Other operating expenses increased by $28.5 million, or 28.5%, from $99.9 million for the year ended December 31, 2021 to $128.4 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, other operating expenses increased by 32.8% mainly due the increase of labor contingencies provision and social contribution lawsuit related provision in Atento Brazil, license of software as service acquisition in 2022 and inflation cost increase of the period. As a percentage of revenue, other operating expenses were 6.9% and 9.2% for the year ended December 31, 2021 and 2022, respectively.
Impairment Charges: Impairment charges increased by $15.5 million, from $1.9 million for the year ended December 31, 2021 to $17.5 million for the year ended December 31, 2022 mainly due the impairment of $12,8 million of the Goodwill related to Brazil and Peru subsidiaries and an impairment charge of $5 million in the net assets of the Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country due to the uncertainty regarding the future performance of the business.
Brazil
Total operating expenses in Brazil increased by $22.6 million, or 3.9%, from $583.4 million for the year ended December 31, 2021 to $606.0 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 0.6% due to higher costs related to sick leave, the hiring of temporary workers, and overtime payments, all related to the Omicron variant’s impact earlier in the year, one-time severance payments, expenses related to upgrades to the Company’s cyber defenses, higher labor costs related to new union agreements that took effect in 2022 and tax credits received in 2Q21. The impacts above mentioned were offset by lower operating costs. Operating expenses as a percentage of revenue increased from 102.6% to 105.8%, for the year ended December 31, 2021 and 2022, respectively.

48	Form-20F

Table of Contents | PART I
Americas
Total operating expenses in the Americas decreased by $15.6 million, or 2.5%, from $614.7 million for the year ended December 31, 2021 to $599.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in Americas increased by 4.0% mainly due to cost increases related to inflation rate in Argentina and other countries, partially offset by higher operating efficiencies. Operating expenses as a percentage of revenue increased from 97% to 101.9%, for the year ended December 31, 2021 and 2022, respectively.
EMEA
Total operating expenses in EMEA decreased by $7.8 million, or 3.4%, from $233.3 million for the year ended December 31, 2021 to $225.1 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 8.4% primarily due to one-time severance costs related to the rationalizing of a call center in this market. Operating expenses as a percentage of revenue increased from 90.7% to 95.8%, for the year ended December 31, 2021 and 2022, respectively.
Finance income
Finance income decreased by $5.0 million, or 32.1% from $10.6 million for the year ended December 31, 2022, compared to $15.5 million for the year ended December 31, 2021. Excluding the impact of foreign exchange, finance income decreased by 20.9% during the year ended December 31, 2022 mainly related to the reduction on positive monetary correction in Argentina compared with 2021.
Finance costs
Finance costs decreased by $3.9 million, or 4.3%, from $91.9 million for the year ended December 31, 2021 to $88.0 million for the year ended December 31, 2022. Excluding the impact of foreign exchange, finance costs decreased by 4.6% during the year ended December 31, 2022. The decrease in finance costs was driven by a non recurring effect in 2021, due derecognition of the remaining capitalized cost of the previously Senior Secured notes which were directly recorded on the profit and loss due it´s renegotiation.
Change in fair value of financial instruments
Change in fair value of financial instruments increased by $52.2 million for the year ended December 31, 2022 from $42.2 million for the year ended December 31, 2021 due the cost effects of Company´s hedge operation in Brazil triggered by interest rate increase.
Net foreign exchange gain/(loss)
Net foreign exchange gain/loss decreased by $11.3 million from a gain of $17.6 million for the year ended December 31, 2021 to a gain of $6.3 million for the year ended December 31, 2022. This change main reflects the devaluation between U.S dollar and Euro in which company has intercompany balances.
Income tax expense
Income tax expense increased by $87.8 from $4.5 million for the year ended December 31, 2021 to $92.3 million for the year ended December 31, 2022 mainly related to the write-off of Deferred tax. After management evaluation of the expected future performance of the business of Atento Brazil and Mexico, the Management has considered that it is not probable that the future taxable profit made by these entities in the coming years will be enough to offset the deferred tax asset recognized. This evaluation has also considered that, in the short term, no significant capital structure changes or corporate reorganizations are expected, which could eventually affect the Company’s capacity to offset tax credits.
Loss for the year
Loss for the year increased by $202.1 million, from a loss of $93.0 million for the year ended December 31, 2021 to a loss of $295.1 million for the year ended December 31, 2022, as a result of the factors discussed above.

Form-20F	49

Table of Contents | PART I
EBITDA
EBITDA decreased by $58.9 million, or from $145.7 million for the year ended December 31, 2021 to $86.8 million for the year ended December 31, 2022.
EBITDA margin, defined as a ratio between EBITDA over revenue, decreased from 10.0% for the year ended December 31, 2021 to 6.2% for the year ended December 31, 2022 as a result of the factors discussed above.

Reconciliation of EBITDA to loss:
	For the year ended December 31,
($ in millions)	2020	2021	2022
Loss for the year	(46.9)	(93.0)	(295.6)
Net finance expense(*)	82.4	101.0	165.1
Income tax expense	4.8	4.5	92.3
Depreciation and amortization	120.9	133.3	121.3
EBITDA(1) (non-GAAP)	161.2	145.8	83.0

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
Year Ended December 31, 2020 Compared to Year Ended December 31, 2021
For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 02, 2022.
B. Liquidity and Capital Resources
As of December 31, 2022, the Company presented negative shareholder equity amounting $348.8 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the debt´s interest paid during the year of $82.0 million, comprises substantial share of the Company´s financial cost mainly influenced to the Brazilian risk-free interest rate (“selic”) which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The high leverage of the Company and the post-pandemic macroeconomic challenging situation (global inflation pressure and an increased interest rate) led the Company to a higher pressure and an increased risk of cash short falls beginning in 2023. Due to a series of concerning events, including a downgrade in the Company´s debt ratings, related new restrictions in the Company´s available credit facilities, a high degree of leverage, a decline in cash and cash equivalents, decline in the Company´s operational performance, and the breach by the Company of certain debt covenants, the Company has experienced liquidity stress. As a result, the Company entered into a Restructuring Plan (see Note 2 of the consolidated financial statements).

50	Form-20F

Table of Contents | PART I
Net debt with third parties on December 31, 2021, and 2022 is as follows:

	As of December 31,
($ in millions, except Net Debt/ EBITDA)	2021	2022
Cash and cash equivalents	128.8	82.9
Debt:
Senior Secured Notes	503.9	505.8
Super Senior Credit Facility	25.0	44.1
BNDES	0.6	—
Lease Liabilities	155.8	126.6
Other Borrowings	33.0	66.8
Total Debt with third parties	718.3	743.3
Net Debt with third parties(1)	589.5	660.4
Net Debt/ EBITDA (non-GAAP)	4.0x	7.6x

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
Capital Structure Post Restructuring Plan
On November 27, 2023, Atento concluded its Restructuring Plan, which resulted in approximately $113 million on new capital investment (through both interim and exit capital raises) in the issuer and a reduction of the indebtedness from the Reorganized Company´s balance sheet as follow:
(i) Senior Secured Notes 2026 and Derivative Financial Instrument: As of December 2022, the liabilities outstanding amounts were $505.8 million and $127.7 respectively. As result of the Restructuring Plan, the debts holders and swap providers received In exchange of the extinguishment of 2026 Notes as Swap agreements ordinary shares representing in aggregate 2.25% of the fully diluted ordinary share capital of the Reorganized Company.
(ii) Super Resolving Credit Facility: As of December 2022, the outstanding amount of its debts was $44.1 million, as result of the Restructuring Plan, Atento settled this debt in in a final amount of $1.8 million.
The other debts with third parties outstanding as of December 2022 is not part of the restructuring plan and remain without changes after it´s effective date.

Form-20F	51

Table of Contents | PART I
Cash Flows
As of December 31, 2022, we had cash and cash equivalents of $82.9 million. In 2022 our cash flow from operating activities was negative and unable to provide us with sufficient liquidity to meet our working capital needs. The current restructuring plan (see note 2 of the consolidated financial statement) is seeking to avoid the Company entering into insolvent liquidation in the future, stabilize the group, right-size and deleverage company´s debt return to a sustainable financial health and additional equity financing.

	For the year ended December 31,
($ in millions)	2020	2021	2022
Cash flows from operating activities	127.0	42.3	(17.1)
Cash flows used in investing activities	(38.2)	(48.1)	(28.5)
Cash flows (used in)/provided by financing activities	1.0	(60.5)	0.6
Net increase/(decrease) in cash and cash equivalents	89.8	(66.3)	(45.0)
Effect of changes in exchange rates	(5.5)	(13.8)	(0.9)
For a discussion on the cash flow for the year ended December 31, 2021, compared to the year ended December 31, 2020, see on Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022.
Cash Flows from Operating Activities
Year Ended December 31, 2022, Compared to Year Ended December 31, 2021
For the year ended December 31, 2022, cash from operating activities was to a consume of $17.1 million compared to cash from operating activities of $42.3 million in the same period of the prior year. The decrease is mainly driven by interests payments to the bondholders in 2022 in connection with Senior Secured Notes 2025 and the coupon-only paid twice a year related to the cross-currency swap.
Cash Flows used in Investing Activities
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
For the year ended December 31, 2022, cash used in investing activities was $28.5 million compared to cash used in investing activities of $48.1 million in the same period of prior year, mainly due to capex increases related to new software agreements with Microsoft and other growth-related investments in 2021.
Cash Flows from/used in Financing Activities
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
For the year ended December 31, 2022 cash used in financing activities was $12.8 million compared to cash used in financing activities of $60.5 million in the same period of prior year, the decrease is mainly related to 1) issuance costs of financing of Atento Luxco 1 2026 Senior Secured Notes and premium paid for a total call cost of $7.6 million in 2021 and 2) significant cash amount used to pay borrowings in 2021 if compared to 2022 in which Company renewed debts (rollout) with financial institutions.
Financing Arrangements
Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g., the incurrence of new debt, permitted payments). The following is a description of the financial ratios. Our debt agreement mainly uses Consolidated EBITDA for covenant purposes that, in many instances allow for cost items which naturally are recurring/ordinary course operational expenses to be added back to (and therefore increase) Consolidated EBITDA. The way the covenants are calculated under the IDB facility agreement is not the same as under accounting rules.

52	Form-20F

Table of Contents | PART I
Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described within the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2.0 times the fixed charge of the same period. As of December 31, 2022, the ratio was 3,4 times. This financial covenant applies only as a restriction for certain actions (e.g., issuance a new debt) and, if breached, will not trigger a default or an event of default.
Drawn Super Senior Leverage Ratio (applies to Atento S.A.) includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 calculated as the ratio of consolidated drawn super senior facilities debt to consolidated EBITDA for the twelve-month period. As of December 31, 2022, the ratio was 0,31. This financial covenant applies only as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement.

Description	Currency	Maturity	Interest rate (per year)	As of December 31, 2022 ($ in millions)
Senior Secured Notes	USD	2026	8.000%	505.8
Super Senior Credit Facility	USD	2026	Libor + 3.25%	44.1
Lease Liabilities	BRL, USD	2025	7.0%-12.0%	126.6
Other Borrowings	BRL, USD	2022	4.5%-18%	66.9
Total Debt				743.4
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
The fair value of the 8.00% Senior Secured Notes due 2026 classified as fair value hierarchy level 1, calculated based on their quoted price on December 31, 2022, is $282.449.000 ($536,8 million on December 31, 2021). In 2022, the Company has identified a significant decrease in the fair value related to Senior Secure Notes due 2026 due price quotations varied substantially taking into account data about credit and other non-performance risk. At the date of this report, the outstanding amount is part of restructuring support agreement process, refer to Note 31 - Subsequent Event of the consolidated financial statement.

Form-20F	53

Table of Contents | PART I
Super Senior Credit Facility
On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the “SSRCFA”) with the Inter-American Investment Corporation (IDB Invest) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. The Super Senior Credit Facility was guaranteed by certain of Atento’s wholly owned subsidiaries on a joint.
On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023. At the date of this report, The company have been discussed within financial institution the outstanding amount which is part of restructuring support agreement process, refer to subsequent event note of the consolidated financial statement. At the date of this report, the outstanding amount is part of restructuring support agreement process, refer to Note 31 - Subsequent Event of the consolidated financial statement.
Lease liabilities
The present value of future lease liabilities is as follow:

	As of December 31,
	2021	2022
($ in millions)
Up to 1 year	45.3	41.4
More than 1 year	110.5	85.2
Total	155.8	126.6
C. Research and Development, Patents and Copyrights, etc.
We believe the “Atento” trademark is a recognized and trusted brand in the CRM BPO services industry in each of the markets where we operate. We believe we have a strong corporate brand that gives credibility to our products and may offer and facilitate our entrance and growth in future markets. This also enables us to attract and retain the best talent, to generate a sense of pride in our staff and to develop a relationship of commitment, confidence, and trust with our clients. In December 2012 Atento Spain Holdco S.L.U. purchased all trademarks and domain names relevant for its business. In relation to copyrights, under the Berne Convention for the Protection of Literary and Artistic Works, copyrights are recognized in all countries that are signatories to the convention. As of December 2022, all the countries in which we operate have signed the Berne Convention.
In 2020, Atento launched its “Startup accelerator” program branded “Atento Next”. In line with the objective of having innovation at the center of its business strategies, Atento Next is designed to move the Company closer to selected startups, in order to foster even more innovation at the company and for its customers.
D. Trend Information
In addition to those factors discussed elsewhere in the report, including “Item 3. Key Information-D, Risk Factors” and “Item5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources,” we believe that the following significant market trends are the most important trends affecting our results of operations, and we believe these will continue to have a material impact on our results of operations in the future.

54	Form-20F

Table of Contents | PART I
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
Development of CRM BPO Solutions
This industry is in transition as more complex multi-channel, end-to-end and digital solutions are being outsourced, thus creating an opportunity for CRM BPO providers, including us, to up-sell and cross sell our services as well as expand the range of services we provide by leveraging our digital capabilities. Our vertical industry expertise in telecommunications, banking and financial services and other customer-intensive industry verticals, allows us to develop tailored solutions for our clients, embedding us further into their value chain while we deliver impactful business results and increase the portion of our client’s CRM BPO services that we provide. We have proactively diversified and expanded our solutions offering, increasing their sophistication and developing customized solutions such as means of payment, credit management, trade marketing, insurance services management and other CRM BPO processes. We expect the share of revenue from CRM BPO solutions to increase going forward. Most recently we have expanded our digital, business process automatization and business process consulting capabilities to increase the value we can generate for our clients and to develop a wide range of innovative customer experience solutions adapted to the digital era.
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

Form-20F	55

Table of Contents | PART I
Hybrid models between human agents and Artificial Intelligence (AI)
Call centers have become a hybrid of customer contact channels, and the future of call centers will see an increased hybrid setting - a mix of human agents and Artificial Intelligence (AI). As Artificial Intelligence (AI) becomes increasingly sophisticated, this results in more efficient and more accurate customer experiences, bringing many advantages to call centers in terms of productivity and cost. This means that the future of call centers requires a mix of AI and human interaction. The hybrid model will see automation and self-service rise to improve efficiency, with technology like AI chatbots dealing with FAQs and simple customer questions. Meanwhile, human agents will answer more complicated queries and problem-solving, still providing the personalized and human centered customer service when needed. In that sense, automation and AI-based tools are currently transforming the CX outsourcing services landscape and their relevance in the market is only expected to increase in the coming years.
The consolidation of hybrid in-person and remote work is expected
Remote work grew exponentially during the COVID-19 pandemic. The incidence of COVID-19 led many companies to adopt teleworking as a contingency strategy, and this model is currently maintained at many organizations. The benefits have gone beyond business continuity, allowing employees to optimize their time and improve the balance between their personal and work lives. It has also enabled companies to expand their networks and work with the most talented people, regardless of where they are located; improve infrastructure costs through workspace savings; and reduce worker absenteeism and improve productivity, among other related benefits. This has driven the need for all digital processes, as recruitment, selection and training remotely allow recruiting and managing resources from almost any location with reliable internet access. The future is likely to a hybrid work model, with some operations carried out in contact centers and others conducted remotely, allowing CRM BPO providers to take advantage of the best of both operating models.
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

56	Form-20F

Table of Contents | PART I
Potential Customers May be Reluctant to Change Their CRM BPO Service Provider
As companies begin to use the services of CRM BPO services providers more extensively as their businesses grow, they become more reliant on the CRM BPO services provider due the fact that said companies often expand the range and scope of the CRM BPO services used. For example, for the year ended December 31, 2022, 42.9% of our revenue from client groups other than the Telefónica S.A. came from clients that had relationships with us for ten or more years. Furthermore, for the years ended December 31, 2020, 2021 and 2022, our retention rates (calculated based on prior year revenue of clients retained in current year, as a percentage of total prior year revenues) were 98.6%, 98.7% and 97.1%, respectively. We believe it is difficult for clients to switch a large number of workstations to competitors principally because of the following factors: (i) the extensive training required for the service provider’s employees; (ii) the level of process integration with the provider, which can be time consuming and costly; and (iii) the potential disruption caused to the client’s customers by introducing a new end service provider. As a result, absent a compelling reason to change CRM BPO service provider, such as significant differences in quality or price, companies generally tend to stay with their CRM BPO services provider, making it difficult for another CRM BPO services provider to acquire the client’s work.
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
The key assumptions represent management’s assessment of future business variables in the relevant markets in which CGUs operates using historical data from external and internal sources, treated consistently in the cash flow projections and the choice of discount rate including, but are not limited to:
▪Interest rates
▪Exchange rates
▪Inflation forecast
▪Minimum wage
▪Gross Domestic product

Form-20F	57

Table of Contents | PART I
▪Employee turnover
The key assumptions used for estimates are directly conditioned to the global market and economic conditions in which in the past several years have presented volatility and increasing risk perception, including currency volatility that would be adversely affected if local currencies depreciate significantly against the U.S. dollar, which may with tighter credit conditions and recession or slower growth in most major economies continuing into 2023. Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. No changes in type of the assumptions were in place for the year 2022 if comparable with previous year. In other hand, management has identified main drivers that affect variability on the estimates used that resulted in the assets impaired for the year of 2022: (I) events included on ITEM 5 Operating and Financial Review and Prospects),(ii) the limited capacity to pass inflation to the customer timely and fully (iii) the market and economic situation in the main operation units (e.g Brazil and Mexico) which limited the company´s expansion of volumes and new clients.
A sensitivity analysis consists of changing one percentage point to the company's result lines (discount rate, ebitda, revenue) to analyze all impacts caused and review other scenarios to the estimates used. The variation range of these tests already covers the Risks & Opportunities impacts analyzed by the company. Indeed, a one percentage point change is a possible reasonable change in the key assumptions (discount rate, ebitda, revenue). The result of the sensitivity analysis are being presented on Note 8 – Impairment of Assets of the Consolidated Financial Statement.
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
The Atento Group has recognized deferred tax assets corresponding to losses carried forward when, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.
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

58	Form-20F

Table of Contents | PART I
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

ITEM 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Below is a list of the names and ages of Atento’s executive officers and directors and a brief account of the business experience for each:

Name	Age	Position
Carlos López-Abadía (1)	60	Chief Executive Officer and Director
Dimitrius de Oliveira (2)	50	Chief Executive Officer
José Azevedo (3)	49	Chief Financial Officer
Sergio Ribeiro Passos (4)	56	Chief Financial Officer
Álvaro Badiola Guerra (5)	59	Chief Financial Officer
Virginia Beltramini Trapero	50	Chief Legal Officer
Josh Ashby	37	Chief Delivery Officer
Catherine Jooste (6)	48	Commercial Director - North America Director
Kiomara Hidalgo	56	Chief People Officer
José María Pérez Melber (7)	51	EMEA Regional Director

(1)Resigned as of November 30th, 2022.
(2)Appointed as Chief Executive Officer on November 30th, 2022.
(3)Resigned as of June 13th, 2022.
(4)Appointed as of June 13th, 2022 and resigned on October 26th, 2023.
(5)Appointed as of October 26th, 2023.
(6)Resigned as of December 6th, 2022
(7)Resigned as of May 25th in 2023.

Form-20F	59

Table of Contents | PART I

Name	Age	Position
Carlos López-Abadía (1)	60	Director
Antonio Viana-Baptista (2)	65	Director
John Madden	49	Director
Roberto Rittes (3)	48	Director
Antenor Camargo (4)	37	Director
David Garner (5)	65	Director
Robert W. Payne (6)	64	Director
Akshay Shah (7)	43	Director
Anil Bhalla (8)	57	Director/Executive Chairman
Dimitrius de Oliveira (9)	50	Director/Chief Executive Officer
Mark Nelson-Smith (10)	57	Director

(1)Resigned as of November 30th, 2022.
(2)Resigned as of June 30th, 2022.
(3)Resigned as of June 6th, 2023
(4)Resigned as of March 14th, 2023.
(5)Resigned as of May 24th, 2022.
(6)Resigned as Non-executive chairman on November 30th, 2022.
(7)Appointed as of June 30th, 2022.
(8)Appointed as Director on May 24th, 2022 and as Executive Chairman on November 30th, 2022.
(9)Appointed as of November 30th, 2022.
(10)Appointed as of May 23th, 2023.
Our Executive Officers
Sergio Ribeiro Passos, Chief Financial Officer. Before joining the Company, Passos had over 24 years of experience as a CFO at different companies within the customer experience sector, including Teleperformance, G4S and Tecnología Bancaria SA. For the past three years, Passos has worked at Atento Brazil, where he has implemented financial and business development strategies to generate value for all Atento stakeholders in the region.
Álvaro Badiola Guerra, Chief Financial Officer. With over 30 years of experience, Mr. Badiola has held key finance roles, contributing to the success of companies such as BBVA, Telefónica, CEPSA, and Haya Real Estate. He has consistently achieved remarkable results, driving the transformation and enhancing the competitiveness of these companies. Mr. Badiola has also served on the board of prominent organizations such as OCASO, CEPSA, and Medgaz. His experience in the Latin American market, where he has held various management positions with companies such as Telefónica, span the regions of Peru and Brazil.
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

60	Form-20F

Table of Contents | PART I
Dimitrius de Oliveira, Chief Executive Officer and Director. Dimitrius has more than 20 years’ experience in the technology and business services sectors leading sales, after-sales and operations functions for multinational companies such as Atento, Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. Most recently he served as Vice President of Operations for Mutant, former Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Prior to joining Mutant, de Oliveira served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. Dimitrius de Oliveira has a degree in engineering, with a specialization in building and leading customer centric organizations, from Harvard Business School, as well as an MBA in Marketing from ESPM School of Advertising and Marketing, with a specialization in Leadership from the São Paulo Business School and an electrical engineering degree from Universidade de Mogi das Cruzes in Brazil.
Kiomara Hidalgo, Chief People Officer. Kiomara has a global career of over 20 years in Human Resources, developing talent, managing change and strategic planning. Over the years, she has worked professionally in different positions in companies on the “Fortune 500” list in international services, health, education, technology and trade sectors. From 2017 to the present, she has held the position of Senior Vice President for Human Resources, Security and Compliance at Grupo Eulen, a general services provider for Spain, Portugal, Chile, Peru, Colombia, and the USA, among others, for the US and Jamaica locations. Prior to that, she spent nearly two years as Global Human Resources, Compliance and Governance Director at Alórica, BPO services company with over 100,000 employees and a presence in 17 countries. At United Data Technologies, a technology solutions integrator that provides services to entities in the public sector and for private businesses in the southeastern and southern regions of the USA, she held the position of Human Resources Vice President (2014 – July 2015) and previously at Bupa Global Market, an international health group, she held the position of Director of Human Resources for Latin America, the Caribbean and the USA and later that of Director of Compliance and Global Employee Relations. She holds a bachelor’s degree in Human Resources, a master’s degree in Human Resource Sciences from the Florida International University and a variety of international certificates. Certified Senior Professional Human Resources, Society for Human Resources Management, Greater Miami Society for Human Resources Management.
Our Directors
We believe that our board of directors is, and we intend that it will continue to be, composed of individuals with significant experience in many substantive areas that impact on our business. We believe the board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below (information with respect to Mr. López-Abadía and Mr. Oliveira is set forth above).
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
Anil Bhalla, Executive Chairman. Mr. Bhalla recognized for being an important business leader in the customer experience industry, has demonstrated, throughout his professional career, his ability to generate value thanks to a strategy focused on innovation that is also results-oriented. During over 20 years of experience in this sector, he has worked for companies all over the world, including: India, US, Canada and Europe. Before his arrival at Atento as a board director, Mr. Bhalla held the position of CEO at the Minacs Group, a company that was later acquired by Concentrix (an American customer experience firm based in California) where he held the position of Senior Vice President Emerging Business. Previously, Mr. Bhalla held the position of COO in companies such as RSM McGladrey FPO and iCall India, in his native country. In recent years, prior to joining Atento, Mr. Bhalla has worked as investor and board director at companies such as Support Ninja, Voicegain and Venture X, where, thanks to his contribution in improving business models, he has brought about a notable improvement in results.

Form-20F	61

Table of Contents | PART I
Akshay Shah, Director. Mr. Sha is an experienced corporate investor, having spent 20+ years evaluating and investing in stressed and distressed opportunities. He has invested several billion dollars of capital across a range of industries and served (as a representative of his institutions) on many creditor committees and boards. He has significant experience with multi-tiered complex capital structures and has held high impact leadership roles over his career.
Mr. Mark Nelson-Smith, Director. Mr. Nelson-Smith has more than 25 years of experience and has delivered impressive results in corporate finance throughout his professional career. Before joining Atento, Mark Nelson-Smith served as Non-Executive Director of ED&F Man, Cell C, Invitel and Primacom, among others. He also brings over a decade of experience working in corporate finance for UBS Investment Bank.
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
On July 28, 2020, a Reverse Share Split occurred after being ratified by the Company’s Extraordinary General Meeting of Shareholders. The Company’s shareholders have approved a conversion of the Company’s entire share capital of 75,406,357 ordinary shares into 15,000,000 ordinary shares, without nominal value, using a ratio of conversion of 5.027090466672970, impacting the number of RSUs agreed in the signed contract on the Grant date of the plans in force until that time.
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
On January 29, 2021, Atento granted a new share-based payment arrangement composed of a total of 121,802 Performance RSUs linked to the degree of achievement of EBITDA Margin in 2021 & 2022.
On February 24, 2021, Atento granted a new share-based payment arrangement to the Board of directors composed by 51,803 RSUs, in a one-time award with a one-year vesting period.
On February 24, 2021, Atento granted a new share-based payment arrangement composed by Stock Options and a Long-Term Performance Award to directors, officers and other employees, for the Company and its subsidiaries a total of 639,317 SOPs with a 1/3 per year vesting conditions and a Performance Award of USD 5,547,341 linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) and the possibility to opt to receive part of this incentive in shares – at least 50% in a one-time award respectively.

62	Form-20F

Table of Contents | PART I
On November 3, 2021, Atento granted a new share-based payment arrangement composed by Stock Options to directors, for a total of 40,000 SOPs in a one-time award with a three-year vesting period.
On February 3, 2022, Atento granted a new share-based payment to the Board of directors as a one-time award with a one-year vesting period.
On October 10, 2022, Atento granted a new share-based payment to the Board of directors as a one-time award with a three-year vesting period.
On July 21, 2023, the Company announced the delisting of its Ordinary Shares from the New York Stock Exchange (the “NYSE” or the “Exchange”) by the Exchange and termination of the registration of such securities on the NYSE under section 12(b) of the Securities Exchange Act of 1934, as amended. On July 21, the NYSE notified the Company of its intention to file a Form 25 to effect the delisting of the Company’s Ordinary Shares from the NYSE. In connection with the delisting and deregistration, the Company has terminated any and all offerings pursuant to the Registration Statement. The Company, by filing this post-effective amendment, hereby removes from registration any and all securities registered but unsold under the Registration Statement as of the date hereof. The Registration Statement is hereby amended, as appropriate, to reflect the deregistration of such securities registration statement on Form S-8 (File No. 333-203101), originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2015 and amended by Post-Effective Amendment No. 1 to the Registration Statement filed with the SEC on July 2, 2021 ( (File No. 333-257673) filed on July 2, 2021 as so amended, the “Registration Statement”) , to deregister any and all remaining unsold securities under the Registration Statement under the Company’s 2014 omnibus incentive plan (the “2014 Omnibus Incentive Plan”).
Compensation of Atento’s Board Directors, Chief Executive and Other Executive Officers
Atento has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy.
This committee is also responsible for reviewing and approving: the compensation package for Atento’s Board of Directors, Chief Executive and Other Executive Officers; any employment agreements and other similar arrangements between Atento and its executive officers; and the management of stock option plans and other incentive compensation plans.
Atento’s Compensation Committee consists of John Madden. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.atento.com.
The approximate aggregated annual total cash received by all executive Directors and Executive Officers for the year ended December 31, 2022, was $5.9 million ($4.9 in 2021).
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
Our board of directors consists of six members, and it is composed by Anil Bhalla, as class I director; Dimitrius Oliveira and Roberto W. Payne and Akshay Shah as class II directors and John Madden and Mark Nelson-Smith as class III directors.
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

Form-20F	63

Table of Contents | PART I
As result of the implemented Restructuring Plan aforementioned in which the Company has converted the majority of its debt into equity as well as the current shareholders have been fully diluted, the “Reorganized company” (reorganization of the Issuer upon consummation of the Restructuring) fully diluted actual´s shareholders, has new institutional investors that will take the control of the “Reorganized company” at the Restructuring effective date. Appropriate communication related to the shareholders will be released shortly as well as the board composition of the “Reorganized company. Refer to subsequent event note 31 of the consolidated financial statement for more details.
Foreign Private Issuer
As foreign private issuer, the Company is exempt from certain corporate governance requirements, including the requirements:
•that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;
•that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•for an annual performance evaluation of the nominating and governance committees and compensation committee.
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
On August 18, 2023 the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange.
Board Committees
Our board of directors established an Audit Committee and a Compensation Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

64	Form-20F

Table of Contents | PART I
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
Since June 2023, our Audit Committee consists of one member, Robert William Payne. Our board of directors has determined that Robert William Payne qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com.
Compensation Committee. The Compensation Committee is responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) the Managament of stock plans and other incentive compensation plans.
Our Compensation Committee consists of John Madden. Our board of directors adopts a charter for the Compensation Committee, which is available on our corporate website at www.atento.com.
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
D. Employees
The following table sets forth the average number of employees, excluding internships, we had on a geographical basis for 2020, 2021 and 2022:

	Yearly Average
	2020	2021	2022
Brazil	71,234	74,497	65,490
Americas	56,021	53,194	48,819
EMEA	12,457	12,726	12,696
Corporate	93	136	153
Total	139,805	140,553	127,158
For the year ended December 31, 2022, an average of 92.3% of our staff had permanent employment contracts as compared to an average of 88,8% as of December 31, 2021 and 88.5% as of December 31, 2020.

Form-20F	65

Table of Contents | PART I
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
We develop a high-performance workforce that drives organizational goals, promoting and facilitating individual and organizational effectiveness through the design and implementation of programs that reinforce Atento’s commitment to employee development and company enrichment. We also work to enhance Atento’s employee experience to ensure the best and most engaged team, which helps guarantee business results and an excellent customer experience.
Employee Satisfaction
Employee’s satisfaction and engagement level is important to us. Thus, we have deployed the Internal Engagement Survey. This survey measures perceptions of employees about the work environment. In 2022, 33,513 people responded, (72% of the employees who were invited to respond.
The Employee Net Promote Score (eNPS) is a method of measuring your employees ´willingness to recommend their workplace to their family or friends. An eNPS score can range from -100 to 100. Atento´s 2022 eNPS was 43%.
Labor/Collective Negotiation
We closely monitor the management of labor relations, as it is an important element for the success of our business and results of operations.

66	Form-20F

Table of Contents | PART I
As of December 31, 2022, we had collective bargaining agreements in place in six countries, including Argentina, Brazil, Chile, Uruguay, Mexico and Spain, which govern our relationships with most employees in those countries. As of December 31, 2022, 72,5% of our employees were under collective bargaining agreements. See “Item 3. Key Information—D. Risk Factors—Internal Risks—If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected, and our reputation could be harmed”. Our collective bargaining agreements are generally renegotiated every one-to-three year with the principal labor unions in the countries where we have such agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, overtime, benefits, bonuses, and partial disability.
In Brazil, our most important collective bargaining agreement is in São Paulo, and it is re-negotiated every year. In 2022, we agreed to increase salaries 7% for employees in the base category and 7% for all other employees in São Paulo and Rio de Janeiro.
In Mexico, our most significant collective bargaining agreement, in terms of number of employees, is in Mexico City and it is re-negotiated every year. In 2022, a 5,5% salary increase was agreed for all employees under the collective bargaining agreement.
In Spain, there is a collective bargaining agreement for all contact center companies in the country, which is negotiated through the “Asociación de Contact Center Española,” a committee comprised of representatives from five of the six largest contact center companies in Spain, of which we are one. The current collective bargaining agreement is automatically renewed unless a union opposes it or requests a change in any of the current terms.
Termination Benefits
The Company has a post-employment healthcare plan for former employees retired from the Company who contributed for at least 10 years; they are guaranteed the right to remain on the Company's policy for life. These termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid over more than twelve months from the reporting date are discounted to their present value.
E. Share Ownership
Item 7.A. Major Shareholders
F. Disclosure of a registrant´s action to recover erroneously awarded compensation.
Not Applicable.

ITEM 7. Major Shareholders and Related Party Transactions

Form-20F	67

Table of Contents | PART I
A. Major Shareholders
Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares is based on ordinary shares outstanding as of December 31, 2022. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is C/ Santiago de Compostela, 94, 9th floor, 28035, Madrid, Spain.
As of December 31, 2022, Atento had 15,451,667 ordinary shares. The table below presents certain information of December 31, 2022, regarding (i) any person known to us as the owner of more than 5% of our outstanding ordinary shares, (ii) the total amount of ordinary shares owned by the members of our Board of Directors and Executive Officers, and (iii) any person that were Executive Officer during 2022:

	Shares Beneficially Owned
Name	Number of Shares	Percentage
Principal Shareholder(1):
HPS Investment Partners, LLC	3,804,729	25.36%
GIC Asset Management Pte., LTD	3,278,035	21.85%
Farallon Capital Management, LLC	2,230,357	14.87%
Kyma Capital Limited	840,668	5.6%

Executive Officers and Directors(2):
Virginia Beltramini Trapero	4,388	0.03%
Dimitrius de Oliveira	15,478	0.10%
Antonio Viana Baptista	10,293	0.07%
David Garner	88,182	0.59%
Jose Antonio de Sousa Azevedo	28,700	0.19%
Cathrine Jooste Chin	2,019	0.01%

(1)Addresses on main shareholders are reported by the principal shareholders through 13G/A and SC13D.
(2)Addresses on Executive Officers and Directors are: 1, rue Hildegard Von Bingen, 1282, Luxembourg, C/ Santiago de Compostela 94, 28035, Madrid and Rua Paul Valery, 255, 8º andar, CEP 04719-050 | São Paulo/SP | Brasil
According to our internal share record, which contains information regarding the ownership of our shares the equity securities held by holders in the host country refers to 6,776,351 shares and five of a total of 16 institutions holders refers to holders in the host country for December 31, 2022.
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

68	Form-20F

Table of Contents | PART I
Cooperation Agreement with Kyma Capital Limited
On June 2, 2022, Atento entered into a Cooperation Agreement with Kyma Capital Limited (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”, together with Kyma and Mr. Frischer, the “Investor Group”), pursuant to which, among other issues, the Board of Directors nominated Akshay Shah as new independent Class I director at the Company’s 2022 Annual Meeting of Shareholders and the Investor Group and the Investor Group agreed to be subject to customary standstill restrictions relating to, among other things, proxy contests, transactions, commencing suits, demanding information and other matters.
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
Refer to Section 6B above for more details on the compensation paid to directors.
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
Policies and Procedures with Respect to Related Party Transactions
We have adopted policies and procedures whereby our Audit Committee and Compliance Committee are responsible for reviewing and approving related party transactions. In addition, our Code of Ethics requires that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer is required to report any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8. Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB.

Form-20F	69

Table of Contents | PART I
Legal Proceedings
Atento is involved in legal proceedings, litigation and claims incidental to the conduct of our business, the outcome of which is inherently uncertain. Labor-related litigation account for the vast majority of our active judicial caseload (with respect to the total number of outstanding proceedings), due to the operational cycle of our business, given that agreements with our clients have a direct impact on our workforce. This implies both individual and collective employment disputes within normal course of business, including claims for dismissals or claims concerning other employment conditions (i.e., daily and general work routines, overtime rules). In addition, we are regularly party to ongoing disputes with local social security authorities in the jurisdictions in which we operate.
See details regarding legal proceedings in Brazil and Mexico in 2022.
BRAZIL
Tax and Social Security Litigation
Tax and Social Security infraction proceedings
As of December 31, 2022, Atento Brasil is party to 83 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (74 on December 31, 2021) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is $49.5 million ($32.7 million on December 31, 2021).
Goodwill tax proceedings
In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the tax deduction of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.
The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,5 million Brazilian Reais (approximately 66,8 million U.S. dollars considering the current currency exchange rate) and was assessed by the Company’s internal and external legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favorable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,5 million Brazilian Reais to 230,7 million Brazilian Reais (approximately 44 million U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.
Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.
The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 19,381 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

70	Form-20F

Table of Contents | PART I
Labor Litigation
As of December 31, 2022, Atento Brasil was involved in 7.554 labor-related disputes (8,411 labor as of December 31, 2021), being 7.408 of labor massive and 84 of outliers and 62 others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $ 28.2 million ($29.1 million on December 31, 2021), of which $ 13.5 million Labor Massive-related, $2.3 million Labor Outliers-related and $12.3 million Special Labor cases related.
Civil Litigation
As of December 31, 2022, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (9 on December 31, 2021) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is $ 2.2 million U.S dollars ($ 3.2 million on December 31, 2021).
MEXICO
On December 31, 2022, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 14,486 U.S. dollars (Atento Servicios, S.A. de C.V. 10,089 U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,397 U.S. dollars), according to the external labor law firm for possible risk labor disputes.
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

Form-20F	71

Table of Contents | PART I
B. Significant Changes
Except as otherwise disclosed in our consolidated financial statements and in this Annual Report, there have been no significant changes in our business, financial conditions or results since December 31, 2022.

72	Form-20F

Table of Contents | PART I

ITEM 9. The Offer and Listing
A. Offer and Listing Details
Not applicable.
B. Plan of Distribution
Not applicable.
C. Markets
The Company’s ordinary shares traded on the NYSE under the symbol “ATTO” until July 21, 2023, date when the NYSE suspended trading of such shares. On that date, the NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento’s ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. More details on Consolidated Financial Statements - Subsequent Events.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10. Additional Information
A. Share Capital
On July 28th, 2020, the extraordinary general meeting of shareholders resolved to approve to convert the seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the then current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970 (the “Conversion”) and subsequently to amend article 5.1 of the articles of association of the Company to read as follows:
“5.1 The Company’s share capital is set at thirty-three thousand nine hundred and seventy-eight euro eighty-five cents (EUR 33,978.85), represented by fifteen million (15,000,000) shares without nominal value.”

Form-20F	73

Table of Contents | PART I
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
Our authorized share capital is determined by our articles of association and is set at €999,997,023.15 ($1,066,549,726.06 dollars), as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the extraordinary general shareholders’ meeting subject to the necessary quorum and majority requirements (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”).
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
On January 14, 2022, the Board approved a share capital increase of 451,667 issued shares by an amount of 1,100 thousand U.S dollars to support the vested shared-based payment.
As of December 31, 2022, our issued share capital amounts to €35,001.98 ($35,199.91 dollars), represented by 15,451,667 shares.
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

74	Form-20F

Table of Contents | PART I
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
Under Luxembourg law, the ownership of registered shares is prima facie established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder’s register. Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be affected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholder register any transfer affected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.
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
Our articles of association provide that no fractional shares shall be issued.
Our ordinary shares have no conversion rights and there is no redemption or sinking fund provisions applicable to our ordinary shares.

Form-20F	75

Table of Contents | PART I
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
We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:
•prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;
•the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and
•only fully paid up shares may be repurchased.
On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30 million to be concluded in up to 12 months. The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the Company repurchased 1,106,158 shares at the total cost of $8.2 million. These shares are being held in treasury. During 2019, the Company repurchased 4,425,499 shares at the total cost of $11.1 million. On February 26, 2020, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months. During 2020, the Company repurchased 169,739 shares at the total cost of $1.3 million and during 2021, the Company repurchased 43,078 shares at the total cost of $0.8 million. For 2022, the Company did not repurchase any shares.
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

76	Form-20F

Table of Contents | PART I
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
The annual ordinary general meeting of shareholders shall be held in Luxembourg at the registered office of the Company or at such other place in Luxembourg as may be specified in the convening notice of such meeting. If such day is a legal or banking holiday, the annual general meeting shall be held on the next following business day. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices.
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

Form-20F	77

Table of Contents | PART I
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

78	Form-20F

Table of Contents | PART I
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

Form-20F	79

Table of Contents | PART I
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
C. Material Contracts
We are party to a Master Service Agreement with Telefónica. On November 7, 2016, Atento Luxco 1, S.A. (“Luxco”), a subsidiary of Atento S.A., entered into Amendment Agreement No.2 (the “Amendment”) to the Master Services Agreement by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A. (“Telefónica”), dated December 11, 2012 (as amended, the “MSA”) and on March 30, 2023 Atento and Telefónica has agreed a new amendment (the “Amendment and restatement of the Existing Master Service Agreement. Service Contracts”). The Amendment strengthens and extends the Company’s strategic relationship with Telefónica, its largest client.
The Amendment provides for the following: a guaranty the Company will maintain at least our current share of Telefónica’s spending in all key contracts, revised invoicing and collection processes in all key markets, a two-year extension of the MSA until December 31, 2025 and certain other amendments.
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

80	Form-20F

Table of Contents | PART I
It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this Annual Report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.
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
Luxembourg individual holders. For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of the Company, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 42%).
For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company, capital gains will be taxable as follow:
•within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 42%);
•after six months the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of €50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.
Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 24.94% for the fiscal year ended 2021 and 2022 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Form-20F	81

Table of Contents | PART I
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
A corporate non-Luxembourg Holder, (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which or whom the shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. In the same way, gains realized on the sale of the shares through a permanent establishment or a permanent representative may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to anti-abuse rules and to the fulfillment of the conditions set out therein.
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

82	Form-20F

Table of Contents | PART I
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
Luxembourg Holders
Except for Luxembourg corporate holders benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders fully subject to Luxembourg corporate tax, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.
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

Form-20F	83

Table of Contents | PART I
ATAD Rules
The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”) that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018 and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019 and almost all of them have been applicable since January 1, 2020. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.
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
I. Subsidiary Information
Refer to Note 3t to the consolidated financial statements.
J. Annual Report to Security Holders
Not applicable.

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

84	Form-20F

Table of Contents | PART I
The Atento Group’s activities are exposed to market risks: (foreign currency risk and interest rate risk). The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.
a) Market risk
Interest rate risk in respect of cash flow and fair value
Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.
Atento Group’s finance expenses are exposed to fluctuations in interest rates. On December 31, 2022, 10.2% of financial loans and borrowings (not including derivative financial instrument) bore interests at variable rates, while on December 31,2021 this amount was 4.4%. In both 2021 and 2022, the exposure was to to Brazilian risk-free rate (”SELIC”) and LIBOR.
We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate). On June 6, 2023 The Company agreed to the unwinding of its remaining cross-currency interest rate swap agreements, refer to note 32 subsequent events of the consolidated financial statement.
The table below shows the change in fair value (variation) of a +/100 basis points variation in interest rate of the derivative financial instruments, the effects on the variation of other loans tied to CDI are not representative:

Thousands of U.S. dollars
INTEREST RATE OF DERIVATIVE FINANCIAL INSTRUMENTS	2022
FAIR VALUE	(127,707)
+1%	(16,624)
-1%	9,756
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
The main source of our foreign currency risk is related to our operations in foreign countries with functional currencies different than U.S Dollars. To reduce the foreign currency risk in our operations in Spain, Peru and Brazil we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps), and a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross‑currency swaps).
The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.
As of December 31, 2022, the estimated fair value of the cross-currency swaps totaled a net liability of 127.7 million U.S. dollars (net liability of 39.9 million U.S. dollars as of December 31, 2021).

Form-20F	85

Table of Contents | PART I
The table below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross-currency swaps:

Thousands of U.S. dollars
CROSS-CURRENCY FX	2022
FAIR VALUE	(127,707)
+10.0%	68,901
-10.0%	(7,568)
For additional information on the interest rate risk and foreign currency risk, see Notes 4 and 14 to our consolidated financial statements.
Sensitivity analysis of foreign currency risk
The Atento Group has reasonable control over its foreign currency risks, as its financial assets (cash and cash equivalents) and financial liabilities (Finance Leases and other borrowings) denominated in currencies other than their functional are adequately compensated. We performed a sensitivity analysis based on the outstanding volume of financial assets and liabilities and we applied a 10% appreciation of each asset/liability currency versus the functional currency which highlights the limited impact that such event would have on the income statements is U.S. dollars. A sensitivity analysis of foreign currency risk for the Atento Group’s is provided in Note 4 of the consolidated financial statements.
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
Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by an internal policy revised annually based on the conditions prevailing in the markets and the countries where Atento operates. The policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.
The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.
c) Liquidity risk
As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.8 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the interest of debt paid during the year $82.0 million substantial share of the Company´s financial cost is mainly influenced to the Brazilian risk-free interest rate (“selic”) which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which the group operates; disruption from technology adoption, inflationary cost pressures; the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021 led the Company to a higher pressure and an increased risk of cash short falls beginning 2023.

86	Form-20F

Table of Contents | PART I
In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:
I.    Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.
II.    The Company's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.
III.    Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.
IV.    Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.
V.    Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.
VI.    Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company’s noteholders have been notified of such defaults and have expressly undertaken under the “RSA” not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.
Given the context mentioned above, Atento experienced liquidity stress due to the consumption of cash and equivalents. As a result, the Company entered into a Restructuring Plan (see Note 2 of the consolidated financial statements).

ITEM 12. Description of Securities Other than Equity Securities
Not applicable.
A. Debt Securities
[RESERVED]

Form-20F	87

Table of Contents | PART II
PART II

ITEM 13. Defaults, Dividend Arrearage and Delinquencies
Refer to note 32 - Subsequent events of the consolidated financial statement of Atento S.A filed as part of this Annual Report.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

ITEM 15. Controls and Procedures
A. Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within the specified time periods. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness, as of December 31, 2022, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2022.
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

88	Form-20F

Table of Contents | PART II
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
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on such assessment and criteria, as of December 31, 2022 Management identified material weaknesses in the internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2022, we identified the material weaknesses described below:
Controls over unreconciled accounts receivables and accounts payables: Management identified unreconciled accounts related to transitory receivables and transitory payables. Management identified that such unreconciled transactions originated during the Company's ERP migration process that took place during the year 2022 and the internal controls related to reconciliations of such accounts did not operate effectively to capture and correct unreconciled items on a timely basis.
Lack of controls that directly address the completeness and accuracy of pre-billing volumetry reports: Management identified that controls over completeness and accuracy over pre-billing volumetry reports were not in place to ensure the data used in the initiation of company’s billing process were accurately captured and complete.
Ineffective controls over manual journal entries: Control deficiencies were identified in the operation of controls related to review and approval of manual journal entries according to the defined policy, and lack of sufficient supporting documentation. This weakness, combined with inadequate approval and lack of review, could result in a failure to timely detect or prevent a material misstatement.
Projections related to long lived assets: Management´s review control related to the impairment analysis of long lived assets failed to proper determine the discount rate (WACC) in accordance with IAS 36, which requires that the discount rate be determined independently of the company's current capital structure, reflecting current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. Additionally, management review controls failed to properly review and evaluate contradictory evidence, including consideration of historical performance information.
Improper review of capitalization of intangible assets: Control deficiency was identified in the operation of controls related to the capitalization of intangible assets. The Company failed to perform a timely accounting evaluation for software contracts hosted on the cloud.
Remediation Plan for the Material Weakness
The Company's management is committed to remediating the material weakness referred to above. The remediation plan described herein is in the process of being implemented and is designed to directly address the identified material weaknesses. The management will implement the remediation plan as described below:
(i)    Remediation actions related to unreconciled accounts receivables and accounts payables:
Improvement of the process of reconciliation process of accounts receivable and accounts payables.

Form-20F	89

Table of Contents | PART II
Reinforcements the importance of complying with established policies and procedures for creating and approving purchase orders, as well as complying with the appropriate payment workflow with the creation of requisitions/purchase orders or pre-edited and subsequent financial payment through the system. Our delegation of authorities’ policy was updated to guarantee the adequate route of approval of requisitions/purchase orders and pre-edited transactions.
Definition and formalization of new processes and routines involving the work performed by Shared Service Center in charge to ensure the entries are properly identified and compensated.
Reinforcements on the importance of timely performing accounts reconciliation and educating controls owners on the importance of maintaining them. The reinforcement actions include training sessions for control owners related to the execution of reconciliation.
(ii)    Remediation actions related to controls over manual journal entries:
Implementation of new policy and procedures to establish operational rules over manual journal entries.
Implementation of new suit of controls, including improvement on preventive controls and design of detective and corrective controls over manual journal entries.
Reinforcements on the importance of properly evaluating supporting documentation for manual journal entries.
(iii)    Remediation actions related to completeness and accuracy of pre-billing volumetry reports:
Implementation of control to address completeness and accuracy over pre-billing volumetry data used in the initiation of company’s billing process. The Company’s management will implement actions to ensure that the volume data provided by customers will be compared with internal data.
(iv) Remediation actions related to level of precision applied to impairment analysis:
Improvements in the attributes of the management review control over the impairment analysis, which encompasses the following topics: (i) review of key assumptions (annual revenue growth rate, components of weighted average cost of capital (WACC), developing financial forecasts (considering history of meeting forecasts, historical results, and industry expectations), clerical accuracy of the data, completeness, accuracy, and data integrity of projected financial information.
(v)    Remediation actions related to capitalization of intangible assets:
Management will update its capital expenditure policy, to adequate its process of capitalization of intangible assets (related to software as a service – SAAS) with IFRS accounting requirements. Management will also provide training sessions to accounting members to educate them on IFRS requirements and how to proper evaluate accounting software as a service transactions.
Our management believes that these actions will remediate the specific material weakness in internal control over financial reporting described above.
We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weaknesses, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

C. Attestation Report of the Registered Public Accounting Firm
Not applicable.

90	Form-20F

Table of Contents | PART II
D. Changes in Internal Control over Financial Reporting
We substantially completed the implementation of our new Enterprise Resource Planning (“ERP”) system during our fiscal year ended December 31, 2022. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system, there was no change in our internal control over financial reporting that occurred that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
The company underwent significant changes in its internal control over financial reporting, contributing to a deterioration in its internal control environment. A few drivers prompted Management to evaluate the effectiveness of the internal control over financial reporting as ineffective:
(i) High Turnover of Staff and Senior Management: The organization experienced an elevated level of staff and senior management turnover throughout the year 2022.
(ii) Strategic Restructuring Initiatives: Management directed substantial efforts to implement a restructuring plan critical for ensuring the continuity of business operations, decreasing management focus in internal control over financial reporting.
(iii) Completion of ERP System Implementation: The implementation of our new Enterprise Resource Planning (“ERP”) system was substantially finalized during the fiscal year ending December 31, 2022. Despite the anticipated benefits of the ERP system, including enhanced user access security and the automation of various accounting, back-office, and reporting processes, there were challenges faced during the implementation which originated the controls over unreconciled accounts receivables and accounts payables material weakness described in topic 15.B.
Management understands these changes in its internal control environment materially impacted our ability to maintain an effective internal control over financial reporting as December 31, 2022.

Form-20F	91

Table of Contents | PART II

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert
Our Audit Committee consists of Robert William Payne. Our board of directors has determined that Robert William Payne qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and meets the applicable independence requirements of the SEC and the NYSE listing standard. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.atento.com. Our website is not part of this Annual Report.

ITEM 16B. Code of Ethics
We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and accounting officers, and all persons performing similar functions. A copy of the Code is available on our corporate website at www.atento.com. The Code of Ethics as of December 31, 2022 is set forth in Exhibit 11.1 to this Annual Report.

ITEM 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services performed in 2021 and 2022 by Deloitte Touche Tohmatsu Auditores Independentes Ltda, including fees from its member firms. All services and fees were pre-approved by the Audit Committee Chair:

	Thousands of U.S. dollars
	2021	2022
Audit-fees(*)	1,682	3,197
Audit-related fees(**)	23	100
Total	1,705	3,297

(*)     Audit fees: includes audit of the annual financial statements, the review of the Form 20-F Report filed with the Securities and Exchange Commission (SEC) and local statutory audits of subsidiaries of the Atento Group.
(**)     Audit-related fees: in 2021 and 2022 includes attest services for one subsidiary of the Atento Group.

92	Form-20F

Table of Contents | PART II

ITEM 16D. Exemptions from the Listing Standards for Audit Committee
Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table reflects purchases of our equity securities by us or our affiliates in 2022.

Atento S.A. – Buyback
Period	Total Number of Shares Purchased(3)	Average Price Paid per Share in USD	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)
January 2021	3,900	15.35	3,900
March 2021	14,655	21.18	18,555
May 2021	19,932	20.36	38,487
June 2021	2,200	20.28	40,687
August 2021	2,391	25.21	43,078
Total	43,078	20.48

(1)On February 4, 2020, the shareholder’s meeting of the Company approved the renewal of the authorization to the Board of Directors to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital. On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4, 2020. The program authorized by the Board of Directors is limited to $30.0 million in up to 12 months, beginning March 2020. Until March 2021, the Company purchased less than $2.0 million under the Plan approved by the Board.
(2)The “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” in 2021 was 3,900 in January 2021, 18,555 in March 2021, 38,487 in May 2021, 40,687 in June 2021, 43,078 in August 2021. In 2020, the “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” was 169,739.
(3)In 2022 there were no purchases of our equity securities by us or our affiliates.

ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Form-20F	93

Table of Contents | PART II

ITEM 16G. Corporate Governance
Our ordinary shares were listed on the NYSE until August 18, 2023, date which the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange (see subsequent events Notes of the consolidated financial statement). For purposes of NYSE rules, so long as we were a foreign private issuer, we were eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We were required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards. Set forth below is a summary of these differences:
Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we were exempt from this requirement. Our board of directors consists of seven members and we believe that four of our board members satisfy the “independence” requirements of the NYSE rules.
Board Committees—The NYSE rules require domestic companies to have a Compensation Committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we were exempt from these requirements. We have a Compensation Committee comprised of two members, one of which we believe satisfies the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee. However, we have an audit committee that we believe consists entirely of “independent” directors, as required by the NYSE listing standards.

ITEM 16H. Mine Safety Disclosure
Not applicable

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

94	Form-20F

Table of Contents | PART III
PART III

ITEM 17. Financial Statements
The Company has responded to Item 18 in line with this item.

ITEM 18. Financial Statements
See our audited consolidated financial statements beginning on page F-1.

Form-20F	95

Table of Contents | PART III

ITEM 19. Exhibits
The following documents are filed as part of this Annual Report or incorporated by reference herein.

Exhibit Number	Description

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

2.2
First Supplemental Indenture, dated as of September 5, 2017, by and among Atento Luxco 1 S.A., the parties that are signatories thereto as guarantors, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as collateral agent, incorporated by reference to Exhibit 10.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 19, 2017.

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

2.4	Equity securities registered pursuant to Section 12(b) of the Exchange Act, incorporated by reference to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 30, 2014.

4.3
Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.4 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on July 1, 2014.

4.4
Subscription and Securityholder’s Agreement, dated as of December 4, 2012, by and among BC Luxco Topco, BC Luxco and each of the investors party thereto, incorporated by reference to Exhibit 10.5 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on July 1, 2014.

4.5
Master Services Agreement between BC Luxco 1 and Telefónica S.A., dated as of December 11, 2012, as amended by Amendment Agreement No. 1 thereto dated as of May 16, 2014, and as amended by Amendment Agreement No.2 dated November 10, 2016, incorporated by reference to Exhibit 10.6 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on July 1, 2014.(**)

4.6
Super Senior Revolving Credit Facilities Agreement, dated as of August 8, 2017, among Atento Luxco 1 S.A., the guarantors party thereto, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., as arrangers, Banco Bilbao Vizcaya Argentaria, S.A., as agent, and Wilmington Trust (London) Limited, as security agent, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 15, 2017.

4.8
Instrumento Particular de Escritura (Brazilian debentures), incorporated by reference to Exhibit 10.9 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on July 1, 2014.

4.9
2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 to Atento S.A.’s Registration Statement on Form S-8 (File No. 333-203101), filed on March 30, 2015. Amendment to 2014 Omnibus Incentive Plan 6 K July 28, 2020.

96	Form-20F

Table of Contents | PART III

Exhibit Number	Description

4.10
Form of Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.11 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on September 26, 2014.

4.11
Form of Time Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.12 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on September 26, 2014.

4.12	Registration Rights Agreement, incorporated by reference to Exhibit 4.12 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.13	Consulting Services and Information Rights Agreement, incorporated by reference to Exhibit 4.13 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

4.14
Form of Directors and Officers Indemnification Agreement, incorporated by reference to Exhibit 10.15 to Atento S.A.’s Registration Statement on Form F-1 (File No. 333-195611), initially filed on September 26, 2014.

4.15
Amendment Agreement No. 2, dated as of November 8, 2016, to the Master Services Agreement, by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefónica, S.A., dated as of December 11, 2012, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on November 10, 2016.(**)

4.16
Super Senior Revolving Credit Facilities Agreement, dated as of December 23, 2021, among Atento Luxco 1 and Atento Mexico Holdco, S. de R.L. de C.V., as original borrowers, Atento S.A., Atalaya Luxco Midco, Atento Luxco 1 and Atento México Holdco S. de R.L. de C.V., as initial guarantors, and Inter-American Investment Corporation, as lender of the loans and Super Senior Agent, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on December 29, 2021.

8.1	List of subsidiaries of Atento S.A., incorporated by reference to Exhibit 8.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

11.1	Code of ethics, incorporated by reference to Exhibit 11.1 to Atento S.A.’s Annual Report on Form 20-F (File No. 001-36671), filed on March 31, 2015.

12.1	Officer Certification of Dimitrius de Oliveira, Chief Executive Officer of Atento S.A., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(*)

12.2	Officer Certification of Álvaro Badiola Guerra, Chief Financial Officer of Atento S.A., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(*)

13.1
Certification of Dimitrius de Oliveira, Chief Executive Officer of Atento S.AChief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(*)

13.2	Certification of Álvaro Badiola Guerra, Chief Financial Officer of Atento S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(*)

15.3
Former Accountant´s Letter of Ernst & Young Auditores Independentes S.S pursuant to item 16F(A)(3) of Form 20-F, incorporated by reference to the Report of Independent Registered Public Accounting Firm, on page F-1, to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on March 22, 2021.

16.1
Cooperation Agreement dated June 2, 2022, between Atento S.A., Kyma Capital Limited, Charles Frischer and Asheef Lalani, incorporated by reference to Exhibit 10.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on June 7, 2022.

16.2
Amendment letter, dated as of September 1, 2022, to the Director Nomination Agreement between Atento S.A., Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II and Mezzanine Partners II AP LUX SARL II, dated May 6, 2020, incorporated by reference to Exhibit 10.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 7, 2022

Form-20F	97

Table of Contents | PART III

Exhibit Number	Description

16.3
Amendment letter, dated as of September 1, 2022, to the Director Nomination Agreement between Atento S.A. and Chesham Investment Pte. Ltd, dated as of May 6, 2020, incorporated by reference to Exhibit 10.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 7, 2022.

16.4
Amendment letter, dated as of September 1, 2022, to the Cooperation Agreement between Atento S.A. and Kyma Capital Limited, dated as of June 2, 2022, incorporated by reference to Exhibit 10.4 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 7, 2022.

16.5
Director Nomination Agreement dated May 19, 2023, between Atento S.A., Aquiline Credit Opportunities Fund L.P, Intrepid Income Fund, Intrepid Capital Fund and GLG Partners Limited, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on May 23, 2022.

17.1
Note Purchase Agreement dated 15 February 2023, between Atento Luxco 1 and the parties signatory thereto as note purchasers, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.2	Note Purchase Confirmation Annex dated 17 February 2023, incorporated by reference to Exhibit 99.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.3	Deed of Covenant dated 17 February 2023, incorporated by reference to Exhibit 99.3 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.4	Warrant Instrument dated 17 February 2023, incorporated by reference to Exhibit 99.4 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.5
Guarantor Deed of Accession of Atento Atención Y Servicios, S.A. DE C.V. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.5 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.6
Guarantor Deed of Accession of Atento Brasil S.A. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.6 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.7
Guarantor Deed of Accession of Atento Chile S.A. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.7 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.8
Guarantor Deed of Accession of Atento Colombia S.A. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.8 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.9
Guarantor Deed of Accession of Atento México Holdco, S. de R.L. de C.V. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.9 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.10
Guarantor Deed of Accession of Atento S.A. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.10 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

17.11
Guarantor Deed of Accession of Atento Servicios, S.A. de C.V. to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.11 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

98	Form-20F

Table of Contents | PART III

Exhibit Number	Description

17.12
Guarantor Deed of Accession of Atalaya Luxco Midco to the Note Purchase Agreement, dated 17 February 2023, incorporated by reference to Exhibit 99.12 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on February 23, 2023.

18.1
Second Supplemental Indenture, dated as of April 21, 2023, by and among Atento Luxco 1 S.A., Atento Chile S.A., Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on April 21, 2023.

18.2
Third Supplemental Indenture, dated as of August 22, 2023, by and among Atento Luxco 1 S.A., the parties that are signatories thereto as guarantors, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on August 24, 2023.

18.3
Fourth Supplemental Indenture, dated as of September 8, 2023, by and among Atento Luxco 1 S.A., Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on September 8, 2023.

19.1
Restructuring Support Agreement dated June 30, 2023, between Atento Luxco 1 S.A., Atento S.A., Atento Mexico HoldCo S. DE R.L. DE C.V., GLAS Specialist Services Limited, as lock-up agent, and other parties that are signatories thereto as original participating creditors, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 3, 2023.

19.2	Restructuring Support Agreement Amendment dated October 2, 2023, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on October 3, 2023.

19.3
New Money 2025 Note Purchase Agreement dated June 30, 2023, between Atento Luxco 1 and the parties that are signatories thereto as note purchasers, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

19.4	New Money 2025 Notes Deed of Covenant dated June 30, 2023, incorporated by reference to Exhibit 99.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

19.5	Existing 2025 Notes Amendments dated June 30, 2023, incorporated by reference to Exhibit 99.4 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

20.1
Junior Lien 2025 Note Purchase Agreement dated June 30, 2023, between Atento Luxco 1 and the parties that are signatories thereto as note purchasers, incorporated by reference to Exhibit 99.1 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

20.2	Junior Lien 2025 Notes Deed of Covenant dated June 30, 2023, incorporated by reference to Exhibit 99.2 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

20.3
Junior Lien 2025 Notes Guarantor Deed of Accession of Atento Argentina S.A. dated June 30, 2023, incorporated by reference to Exhibit 99.3 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

20.4
Intercreditor Agreement dated June 30, 2023, between GLAS Trust Corporation Limited, as security agent, GLAS Trust Company LLC, as existing 2025 notes agent, new 2025 notes agent and junior notes agent, Atento S.A., Atento Luxco 1 and its listed subsidiaries and shareholder, incorporated by reference to Exhibit 99.4 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

20.5
Deed of Accession of Atento Argentina S.A. to the Intercreditor Agreement dated 30 June 2023, incorporated by reference to Exhibit 99.5 to Atento S.A.’s Report on Form 6-K (File No. 001-36671), filed on July 6, 2023.

Form-20F	99

Table of Contents | PART III

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(*)    Filed herewith.
(**)    Application has been granted by the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

100	Form-20F

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ATENTO S.A.
Date: November 28, 2023

By:	/s/ Dimitrius de Oliveira
Name:	Dimitrius de Oliveira
Title:	Chief Executive Officer

By:	/s/ Álvaro Badiola Guerra
Name:	Álvaro Badiola Guerra
Title:	Chief Financial Officer

Form-20F	101

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents | FINANCIAL STATEMENTS

Form-20F	F-1

Table of Contents | FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Atento S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Atento S.A. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

F-2	Form-20F

Table of Contents | FINANCIAL STATEMENTS
Going Concern and Restructuring Plan— Refer to Notes 2 a) and 31 to the financial statements
Critical Audit Matter Description
As described in Note 2a), the Consolidated Financial Statement has been prepared in accordance with the going concern basis of accounting. As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the finance costs associated with the Company’s debt and the change in fair value of derivatives, that totaled $182.5 million in 2022 which accounted for a substantial share of the Company´s total finance expenses, has been influenced by the Brazilian risk-free interest rate (“SELIC”) which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. Additionally, the challenges related to the sector in which the group operates, including inflationary cost pressures, the post-pandemic macroeconomic challenges, disruption from technology adoption, and the reputational damage suffered after the cyberattack that occurred in 2021, caused additional pressure on Company’s margins and an increased risk of cash short falls beginning 2023. Further, during the first half of 2023, the Company faced additional liquidity challenges affecting its ability to meet its obligations. Such conditions and events casted substantial doubt on the Company’s ability to continue as a going concern.
In response to these financial difficulties, the Company engaged financial advisors to assist with the raising of additional capital and financing and the formulation of a long-term, financially viable solution for the Company. The Company implemented and completed a comprehensive financial restructuring plan by way of a UK restructuring plan pursuant to Part 26A of the Companies Act 2006 (the “Restructuring Plan”) which was sanctioned on November 17, 2023 and effective on November 27, 2023.
Considering the successful implementation of the Restructuring Plan, specifically the significant deleveraging through the extinguishment of certain Company’s debts and the additional liquidity obtained through additional capital and financing received, Management concluded that the substantial doubt on the Company’s ability to continue as a going concern has been alleviated. Such conclusion required management to make judgments and assumptions about forecasted cash flows, the viability and probability of implementing the Restructuring Plan in accordance with the applicable legislation.
Auditing management's conclusion about the Company's ability to continue as a going concern and auditing the Company's disclosure regarding liquidity and going concern, involved a high degree of auditor judgment, subjectivity and effort regarding Management’s judgements and assumptions supporting the Restructuring Plan, as well as the complexity involved with the UK Part 26A of the Companies Act 2006.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company's evaluation and disclosure of liquidity and going concern included the following, among others:
•We obtained an understanding, evaluated the design and operating effectiveness related to management's going concern assessment.
•We obtained management’s going concern assessment and challenged the main assumptions.
•We inspected Board of Directors and Audit Committee minutes, and public disclosures made by the Company and performed inquiries to management and its Financial advisors, to monitor the negotiations carried out by the Company with its creditors due to lack of cash availability and breach in certain covenants.
•With the assistance of our professionals with specialized skills and knowledge regarding restructurings, we performed the following procedures:
◦We analyzed the Restructuring Support Agreement,
◦We analyzed the legal memorandum prepared by Company’s legal advisors detailing the Company’s ability to implement the Restructuring Plan.
◦We held discussions with Company’s Management and its Legal advisors to understand the legal aspects and process of implementing the Restructuring Plan including perspectives as to the probability and timing of the UK courts sanctioning.

Form-20F	F-3

Table of Contents | FINANCIAL STATEMENTS
•We inspected the sanctioned Restructuring Plan pursuant to part 26A of the Companies Act 2006 dated November 17, 2023.
•We inspected the support documentation related to the additional funding obtained by the Company as part of the Restructuring Plan.
•We inspected the Completion Notice issued confirming the occurrence of the Restructuring Effective Date as of November 27, 2023.
•We evaluated the Company’s projected cash flow forecast.
•We assessed the adequacy of the disclosures related to the Restructuring Plan and going concern assumption.
Unbilled Revenue — Refer to Notes 3P) and 22 to the financial statements
Critical Audit Matter Description
The Company recognizes revenue over time as services are rendered. For services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered. The invoicing process is generally performed monthly, as such, estimated revenue is recognized for the last month of the reporting period. As of December 31, 2022, revenue was $1,390 million, of which $137 million was unbilled revenue.
We identified revenue as a critical audit matter because the process to accrue unbilled revenue and trade receivables is highly dependent on manual data collection and calculations, and the evidence documentation collected are extensive and decentralized across the Company.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue included the following, among others:
•We obtained an understanding, evaluated the design and operating effectiveness of the related controls over the Company’s accounting for unbilled revenue and trade receivables.
•For a sample of unbilled revenue receivables, we inspected the subsequent customer formal approvals on volumes and prices and compared with actual invoices subsequently issued. We also inspected the subsequent collection of receivables when applicable.
•We performed a subsequent test, comparing the unbilled population with their corresponding invoices issued in subsequent months.
•We developed an expectation of unbilled revenue receivables and compared it to the recorded balance.
•We assessed whether the disclosures made by management in the financial statements are appropriate.
Provision for liabilities and taxes - Refer to Note 21 to the financial statements
Critical Audit Matter Description
The Company is involved in several labor-related disputes, lawsuits, and claims with employees and former employees, and other tax, judicial and administrative proceedings in Brazil. The Company recognizes a provision for risks and contingencies when it has a present obligation, it is probable that an outflow of resources will be required to settle the obligation and the amount is reliably estimable. At December 31, 2022 the Company recorded provisions for liabilities and taxes of $48,9 million. The determination of the provision and disclosures involve significant judgment from management, including analysis of the matters in dispute, experience of the average settlement at each jurisdictional level for contingencies with similar characteristics, and the opinion of internal and external legal counsel.

F-4	Form-20F

Table of Contents | FINANCIAL STATEMENTS
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to provision for risks and contingencies included the following, among others:
•We obtained an understanding, evaluated the design and operating effectiveness of the controls related to provisions for risks and contingencies, including controls related to the identification and assessment of risks, the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the estimate of the loss amount, as well as controls over the financial statement disclosures.
•We obtained written responses from internal and external legal counsel as it relates to lawsuits.
•With the assistance of our professionals with specialized tax skills and knowledge, we evaluated the technical positions noted in tax and legal opinions prepared by the Company's tax personnel and external legal advisors, and for certain specific tax risks, compared these assessments and estimates to those made by management.
•For the provision of labor-related contingencies with similar characteristics, we performed the following procedures, among others:
◦We evaluated the methods and assumptions used by management to estimate the provision for labor-related contingencies.
◦We tested the accounting models and assumptions therein, and the underlying data that served as the basis for Company’s estimates, including the number of claims, the jurisdictional level, and
◦We developed an independent expectation of the provision and compared our estimates to management's estimates.
•We read Board of Directors and Executive meeting minutes for evidence of unrecorded or undisclosed contingencies and for contradictory information.
•We evaluated the Company’s disclosures for consistency with our knowledge of the Company’s legal matters.
Impairment of assets - Goodwill - Refer to Note 8 to the financial statements
Critical Audit Matter Description
The Company's evaluation of goodwill for impairment involves the comparison of the value in use of each cash generating unit to its carrying value. Management performs an impairment assessment annually, or whenever events or changes in circumstances indicate that the value in use of any cash generating unit may be below its carrying value. The determination of the value in use involved the use of a projected discounted cash flow model that requires management to make significant estimates and assumptions about future business performance and market conditions, including the discount rate and forecasts of future revenues and terminal growth rate, among others. As of December 31, 2022, consolidated goodwill was $82.6 million. For the year ended December 31, 2022 the Company recorded impairment charges of $12.8 million related to goodwill allocated to cash generating units in Peru and Brazil.
We identified the valuation of goodwill for the Company's cash generating units as a critical audit matter because of the significant judgments made by management to estimate the value in use of the cash generating units and the current deterioration of the economic situation and high interest rates observed in certain countries as a result of the increase in global inflation in 2022, where the Company has its operations, especially the ones located in Latin America. Additionally, the cyberattack occurred in 2021 impacted the volume of services rendered to its customers. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the discount rate and review of the discounted cash flow model.

Form-20F	F-5

Table of Contents | FINANCIAL STATEMENTS
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management's estimates and assumptions used in its determination of value in use for purposes of evaluating goodwill impairment included the following, among others:
•We obtained an understanding, evaluated the design and operating effectiveness of the controls related to management's impairment evaluation, including those controls related to management's selection of the discount rate and forecasts of future revenues developed for its cash generating units.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, including testing the mathematical accuracy of the calculation, and calculated an independent discount rate.
•We evaluated management's ability to accurately forecast future revenue by comparing actual results to management's historical forecasts.
•We performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use of the cash generating units that would result from changes in the assumptions.
•We challenged the Company future cash flows through an independent forecast of future revenues and cash flows based on the (1) historical results of each cash generating unit, (2) inspection of the Board of Directors and Audit Committee minutes regarding discussions on the Company’s operating situation, (3) holding discussions with management and (4) comparison of key financial information with available data from the Company’s peers.
•We assessed whether the disclosures made by management in the financial statements are appropriate.
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
November 28, 2023
We have served as the Company's auditor since 2021.

F-6	Form-20F

Table of Contents | FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Atento S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
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
Auditores Independentes S.S. Ltda.
We have served as the Company’s auditor from 2005 to 2021.

São Paulo, Brazil,
March 22, 2021,
except for Note 32, as to which the date is
April 29, 2022

Form-20F	F-7

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
ASSETS	Notes	2021	2022

NON - CURRENT ASSETS

Property, plant and equipment	9	81,395	68,441
Goodwill	7	91,941	82,663
Right-of-use assets	10	142,705	106,513
Intangible assets	6	104,886	71,942
Trade and other receivables	13	22,240	21,571
Other non-current assets	12	35,607	26,683
Derivative financial instruments	14	12,757	—
Other taxes recoverable	20c)	4,505	4,364
Deferred tax assets	20b)	110,102	49,172
TOTAL NON-CURRENT ASSETS		606,138	431,349

CURRENT ASSETS

Trade and other receivables		329,443	319,351
Trade and other receivables	13	295,309	308,383
Current income tax receivable	20c)	30,899	10,968
Derivative financial instruments	14	3,235	—
Other taxes recoverable	20c)	42,627	50,649
Other current financial assets	12	744	1,696
Cash and cash equivalents	15	128,824	82,927
TOTAL CURRENT ASSETS		501,638	454,623

TOTAL ASSETS		1,107,776	885,972

The accompanying notes are an integral part of the consolidated financial statements.

Form-20F	F-8

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,
	Notes	2021	2022
LIABILITIES

CURRENT LIABILITIES

Loans and borrowings	17	119,017	167,891
Derivative financial instruments	14	29,646	51,389
Trade and other payables		271,429	281,616
Trade payables	18	85,274	97,167
Income tax payables	20c)	8,872	3,753
Other taxes payables	20c)	88,606	86,729
Other non-trade payables	18	88,677	93,967
Provisions	21	17,016	6,152
TOTAL CURRENT LIABILITIES		437,108	507,048

NON-CURRENT LIABILITIES

Deferred tax liabilities	20b)	—	7,125
Loans and borrowings	17	599,262	575,478
Derivative financial instruments	14	26,302	76,318
Provisions	21	37,672	56,066
Non-trade payables	18	18,654	7,950
Other taxes payable	20c)	1,653	4,854
TOTAL NON-CURRENT LIABILITIES		683,543	727,791

TOTAL LIABILITIES		1,120,651	1,234,839

NET ASSETS		(12,875)	(348,867)

EQUITY

Share capital	19	49	49
Share premium	19	617,059	618,159
Treasury shares	19	(12,693)	(12,692)
Retained losses	19	(273,248)	(571,281)
Translation differences	19	(321,248)	(355,152)
Hedge accounting effects	19	(41,294)	(44,591)
Share-based compensation	19	18,499	16,641
TOTAL EQUITY		(12,875)	(348,867)
The accompanying notes are an integral part of the consolidated financial statements.

Form-20F	F-9

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF LOSS
For the years ended December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2020	2021	2022
Revenue	22	1,412,262	1,449,225	1,389,968
Other operating income	23	5,574	10,538	17,143
Other gains		99	35	1
Operating expenses:
Supplies	24a)	(72,276)	(109,769)	(89,642)
Employee benefit expenses	24b)	(1,060,408)	(1,102,668)	(1,087,932)
Depreciation	24c)	(73,939)	(73,159)	(72,219)
Amortization	24c)	(46,981)	(60,069)	(49,035)
Changes in trade provisions	13	(5,293)	296	(577)
Impairment charges	8	—	(1,977)	(17,495)
Other operating expenses	25	(118,711)	(99,945)	(128,386)
OPERATING PROFIT		40,327	12,507	(38,174)

Finance income	27	15,683	15,506	10,192
Finance costs	27	(70,293)	(91,889)	(86,496)
Change in fair value	27	—	(42,285)	(95,961)
Net foreign exchange loss	27	(27,818)	17,669	7,167
NET FINANCE EXPENSE		(82,428)	(100,999)	(165,098)
PROFIT/(LOSS) BEFORE INCOME TAX		(42,101)	(88,492)	(203,272)
Income tax expense	20	(4,779)	(4,459)	(92,305)
PROFIT/(LOSS) FOR THE YEAR		(46,880)	(92,951)	(295,577)
EARNINGS/(LOSS) PER SHARE:
Basic earnings/(loss) per share (in U.S. dollars)	29	(3.33)	(6.61)	(20.24)
Diluted earnings/(loss) per share (in U.S. dollars)	29	(3.33)	(6.61)	(20.24)
The accompanying notes are an integral part of the consolidated financial statements.

F-10	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31,2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2020	2021	2022
Loss for the year	(46,880)	(92,951)	(295,577)

Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Net investment hedge	13,838	7,950	(16,471)
Exchange differences on net investment in foreign operations	(42,326)	(11,883)	13,173
Translation differences	(9,442)	(40,533)	(33,904)
Other comprehensive income/(loss)	(37,930)	(44,466)	(37,202)
Total comprehensive income/(loss)	(84,810)	(137,417)	(332,779)
The accompanying notes are an integral part of the consolidated financial statements.

Form-20F	F-11

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Share-based compensation	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020
Comprehensive loss for the year	—	—	—	(46,880)	(9,442)	(28,488)	—	(84,810)
Loss for the year	—	—	—	(46,880)	—	—	—	(46,880)
Other comprehensive loss	—	—	—	—	(9,442)	(28,488)	—	(37,930)
Share-based compensation	—	—	—	—	—	—	3,832	3,832
Shares delivered	—	(5,842)	8,335	—	—	—	(2,493)	—
Acquisition of treasury shares	—	—	(1,328)	—	—	—	—	(1,328)
Monetary correction caused by hyperinflation	—	—	—	(5,038)	—	—	—	(5,038)
Balance at December 31, 2020	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676

Balance at January 1, 2021	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676
Comprehensive loss for the year	—	—	—	(92,951)	(40,533)	(3,933)	—	(137,417)
Loss for the year	—	—	—	(92,951)	—	—	—	(92,951)
Other comprehensive loss	—	—	—	—	(40,533)	(3,933)	—	(44,466)
Share-based compensation	—	—	—	—	—	—	7,054	7,054
Shares delivered	—	3,440	498	—	—	—	(3,938)	—
Acquisition of treasury shares	—	—	(878)	—	—	—	—	(878)
Monetary correction caused by hyperinflation	—	—	—	(1,310)	—	—	—	(1,310)
Balance at December 31, 2021	49	617,059	(12,692)	(273,249)	(321,248)	(41,293)	18,499	(12,875)

Balance at January 1, 2022	49	617,059	(12,692)	(273,249)	(321,248)	(41,293)	18,499	(12,875)
Comprehensive loss for the year	—	—	—	(295,577)	(33,904)	(3,298)	—	(332,779)
Loss for the year	—	—	—	(295,577)	—	—	—	(295,577)
Other comprehensive loss	—	—	—	—	(33,904)	(3,298)	—	(37,202)
Share-based compensation	—	—	—	—	—	—	(758)	(758)
Shares delivered	—	1,100	—	—	—	—	(1,100)	—
Monetary correction caused by hyperinflation	—	—	—	(2,456)	—	—	—	(2,456)
Balance at December 31, 2022	49	618,159	(12,692)	(571,282)	(355,152)	(44,591)	16,641	(348,867)

The accompanying notes are an integral part of the consolidated financial statements.

F-12	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		For the years ended December 31,
	Notes	2020	2021	2022
Operating activities
Loss before income tax		(42,101)	(88,492)	(203,272)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	24c)	120,920	133,228	121,254
Impairment losses		—	1,977	17,495
Changes in trade provisions		5,293	(296)	577
Share-based payment expense		4,316	10,608	(2,870)
Change in provisions		27,955	18,136	21,597
Grants released to income		(878)	(900)	—
Losses on disposal of property, plant and equipment		306	408	758
Finance income	27	(15,683)	(15,506)	(10,192)
Finance costs	27	70,293	91,889	86,496
Net foreign exchange differences	27	27,818	(17,669)	(7,167)
Change in fair value of financial instruments	27	—	42,285	95,961
Changes in other (gains)/losses		(592)	(35)	—
		239,748	264,125	323,909
Changes in working capital:
Changes in trade and other receivables		2,205	(42,628)	(28,545)
Changes in trade and other payables		1,589	62,311	(728)
Other payables		(28,873)	(88,844)	(18,260)
		(25,079)	(69,161)	(47,533)

Interest paid		(46,199)	(58,038)	(82,033)
Interest received		11,844	12,299	1,796
Income tax paid		(11,222)	(18,432)	(9,934)
		(45,577)	(64,171)	(90,171)
Net cash flows from operating activities		126,991	42,301	(17,067)
Investing activities
Payments for acquisition of intangible assets		(6,913)	(45,666)	(21,786)
Payments for acquisition of property, plant and equipment		(31,268)	(2,441)	(6,748)
Net cash flows used in investing activities		(38,181)	(48,107)	(28,534)
Financing activities
Proceeds from borrowings from third parties		121,771	512,727	78,995
Repayment of borrowings from third parties		(70,543)	(524,426)	(29,026)
Payments of lease liabilities		(48,947)	(45,617)	(49,323)
Payments of financial instruments		—	(2,380)	—
Acquisition of treasury shares		(1,328)	(878)	—
Net cash flows provided by/(used in) financing activities		953	(60,574)	646
Net (decrease)/increase in cash and cash equivalents		89,763	(66,380)	(44,955)
Effect of exchange rate changes on cash		(5,475)	(13,790)	(942)
Cash and cash equivalents at beginning of year		124,706	208,994	128,824
Cash and cash equivalents at end of year		208,994	128,824	82,927
The accompanying notes are an integral part of the consolidated financial statements.

Form-20F	F-13

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Non-cash transactions
(a) Recognition of right-of-use in the amount of $22.032 U.S. dollars related to new lease agreements on December 31, 2022 ($53,860 on December 31, 2021 and $32,723 on December 31,2020).
(b) Provisions for dismantling in the amount of $4,006 U.S. dollars (refer to note 21 – Provisions) of the installations under leasing. ($2,062 U.S. dollars on December 31, 2021 and $581 U.S. Dollars on December 31, 2020).

F-14	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

1)COMPANY ACTIVITY AND CORPORATE INFORMATION
(a)Description of business
Atento S.A. and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through delivery centers or multichannel platforms. The group operates in 15 jurisdictions globally with more than 127,158 staff and services over 400 clients.
The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its current registered office in Luxembourg at 1, rue Hildegard Von Bingen, L-1782 Luxembourg-Findel4, Rue Lou Hemmer.
The principal shareholders with majority of interest of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II (funds controlled by HPS Investment Partners, LLC) and Chesham Investment Pte Ltd. (fund controlled by GIC Asset Management Pte., LTD) and Taheebo Holdings LLC (fund controlled by Farallon Capital Management, LLC) and Kyma Capital Opportunities Fund Limited (fund controlled by Kyma Capital Limited).
The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate through multichannel platforms; to provide telemarketing, marketing and “call center” services, as well. The Company’s ordinary shares are traded on NYSE under the symbol “ATTO” until July 21, 2023. More details on Consolidated Financial Statements- Subsequent Events
2)BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
a)    Statement of compliance with IFRS and basis of accounting
The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). The consolidated financial statements have been prepared on a historical costs basis, except for the subsidiary in Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies and derivative financial instruments which have been measured at fair value.
The consolidated financial statements have been authorized for issue by the Board of Directors (the “Board”) and publication by the Company's Management and Audit Committee of the Company on November 28, 2023.
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
The amounts in these consolidated financial statements, comprising the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in negative equity, the consolidated statements of cash flows, and the notes thereto are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated.

Form-20F	F-15

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Going Concern
The Consolidated Financial Statement has been prepared in accordance with the going concern basis of accounting.
As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the finance costs associated with the Company’s debt and the change in fair value of derivatives, that totaled $182.5 million in 2022 and accounted for a substantial share of the Company´s total finance expenses, has been influenced by the Brazilian risk-free interest rate (“SELIC”) which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. Additionally, the challenges related to the sector in which the group operates, including inflationary cost pressures, the post-pandemic macroeconomic challenges, disruption from technology adoption, and the reputational damage suffered after the cyberattack that occurred in 2021, caused additional pressure on Company’s margins and an increased risk of cash short falls beginning 2023.
Further, during the first half of 2023, the Company faced additional liquidity challenges affecting its ability to meet its obligations, including:
▪Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.
▪The Company's level of indebtedness and debt commitments, including a $70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of $49 million in February and $46 million in August.
▪Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the Company's financial health.
▪Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.
▪Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.
▪Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments.
Such conditions and events casted substantial doubt on the Company’s ability to continue as a going concern. In response to these financial difficulties, the Company engaged financial advisors to assist with the raising of additional capital and financing and the formulation of a long-term, financially viable solution for the Company. There has been a series of financial support events including the issuance of new Notes amounting $39,6 in February 2023 (the “2025 Notes”), the implementation of a Restructuring Support Agreement (“RSA”) followed by a financial restructuring plan between the Company and an Ad-Hoc Group of supportive Holders of the Company´s debt (see note 31).
Implementation of the Financial Restructuring Plan:
The purpose of the Restructuring Plan is to provide a financial restructuring that stabilizes the Company, right-sizes and deleverages the Company’s capital structure, and returns the Company to sustainable financial health. The Restructuring Plan was contemplated in two general phases; the first involved the provision of an interim financing on June 30, 2023 (the “Interim Financing Date”), as a bridge to the phase 2; which is the comprehensive financing restructuring of the company.

F-16	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The phase 1, the Interim Financing, was provided by the Issuance of new money by Ad-Hoc Group of financial stakeholders and was set to be drawn in three tranches. The first tranche amounting $17 million was drawn on June 30, 2023; the second tranche amounting additional $17 million was drawn on July 31, 2023; the third tranche amounting additional $3 million was drawn on August 31, 2023 all of them followed by the satisfaction of certain conditions including the execution of RSA (collectively, the “New Money 2025 Notes”).
The phase 2, the comprehensive financial restructuring, is an in-court restructuring process there was introduced under the UK Corporate Insolvency and Governance Act 2020 and is provided for under part 26A of the Companies Act 2006. The restructuring plan was successfully sanctioned via in-court process on November 17, 2023 and effective on November 27, 2023. The final restructuring plan resulted in:
▪New financing of $76 million ("Exit Financing") provided by a way of subscription of preferred shares in the Reorganized Company. Additionally, the providers of the Exit Financing received ordinary shares representing in aggregate 97,45% of the fully diluted ordinary shares of the Reorganized Company.
▪The outstanding liability amounts under the Senior Secured Notes 2026 and Derivative Financial Instrument ($505.8 million and $127.7 million, respectively at December 31, 2022) were fully extinguished in exchange for the issuance of ordinary shares to the debt holders, representing in aggregate 2.25% of the fully diluted ordinary share capital of the Reorganized Company.
▪The outstanding liability amounts under Super Senior Revolving Credit Facility ($44.1 million at December 31, 2022), was fully extinguished with a final payment of $1.8 million in cash.
▪The 2025 Notes and the New Money 2025 Notes were amended to extend the original maturity dates.
The other debts with third parties ($194 million outstanding as of December 2022) were not part of the Restructuring plan.
As result of the implemented Restructuring Plan, the “Reorganized Company” (reorganization of the Issuer upon consummation of the Restructuring) has new Institutional Investors that will take the control of the “Reorganized company” at the Restructuring effective date.
For further details on the Restructuring Plan see Note 31.
Management believes that the completed Restructuring Plan significantly strengthens the Company’s financial position and ensures a stable platform for future growth. Based on management’s liquidity assessment, considering the successful implementation of the Restructuring Plan in 2023, specifically the significant deleveraging through the extinguishment of its debts and the additional liquidity obtained through additional capital and financing received amounting to $113 million, together with Company’s available cash and cash equivalents, the Company will be able to meet its working capital requirements in the ordinary course of business. Management concluded that the substantial doubt on the Company’s ability to continue as a going concern has been alleviated.

b)    Consolidated statements of cash flows
The consolidated statements of cash flows have been prepared using the indirect method pursuant to IAS 7, “Statement of Cash Flows”. Foreign currency transactions are translated at the average exchange rate for the period, in those cases where the currency differs from the presentation currency of Atento Group (U.S. dollar), as indicated in Note 3 topic “c”. The effect of exchange rate fluctuations on cash and cash equivalents, maintained or owed, in foreign currency, is presented in the statements of cash flows to reconcile cash and cash equivalents at the beginning of the year and at year-end.

Form-20F	F-17

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
3)    ACCOUNTING POLICIES
The main accounting policies used to prepare the accompanying consolidated financial statements are set out below.
a)Principles of consolidation, business combinations and goodwill
(i)Subsidiaries
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
Intercompany transactions, balances and unrealized gains on transactions between the Atento Group companies are eliminated on consolidation, except the effects arisising from exchange variations that is not eliminated for disclosure purpose. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. All subsidiaries adhere to and consistently comply with the policies adopted by the Atento Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of operations, statement of comprehensive income, statement of changes in equity and financial position.
(ii)Business combinations and goodwill
When the Atento Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
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
Goodwill is initially measured as any excess of the total consideration transferred over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is greater than the total consideration transferred, the difference is recognized in the statements of operations as a gain from a bargain purchase. Goodwill acquired in a business combination is allocated to each cash-generating unit, or group of cash-generating units, which are expected to benefit from the synergies arising in the business combination. Goodwill is not amortized but it is tested for impairment annually or whenever there are certain events or changes in circumstances indicating potential impairment. The carrying amount of the assets allocated to each cash-generating unit is then compared with its recoverable amount, which is the greater of its value in use or fair value less costs to sell. Any impairment loss is immediately recognized in the statements of operations and cannot be reversed (see Note 3h).
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
c)    Foreign currency translation
The results and financial position of all Atento Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follow:
•Statements of financial position assets and liabilities are translated at the exchange rate prevailing at the reporting date.

F-18	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
•Statements of operations items are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
•Hyperinflationary economies: Under IAS 29, the non-monetary assets and liabilities, the equity and the statements of operations of subsidiaries operating in hyperinflationary economies are restated applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to U.S. dollar at the closing rate of the period, for the purposes of conversion, applying IAS 21.
•Proceeds and payments shown on the statements of cash flows are translated at the average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case proceeds and payments are translated at the rate on the dates of the transactions). Proceeds and payments for the subsidiary located in Argentina shown on the statements of cash flows are translated at the exchange rates prevailing at the reporting date.
•Retained earnings are translated at historical exchange rates.
•All resulting exchange differences are recognized in other comprehensive income/(loss).
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
All differences arising on non–trading activities are taken to other operating income/expense in the statements of operations, except of the effective portion of the differences on net investment hedges that are accounted for as an effective hedge against a net investment in a foreign entity. These differences are recognized in other comprehensive income/(loss) (OCI) until the disposal of the net investment, at which time, they are recognized in the statements of operations. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.
The Company has non–monetary items that are measured at historical cost in a foreign currency in which refers to lease’s agreements. These items are translated using the exchange rates as at the date of recognition.
e)    Segment information
Segment information is presented in accordance with management information reviewed by the Chief Operating Decision Maker (“CODM”). The CODM, responsible for allocating resources and assessing performance of operational segments, has been identified as the Chief Executive Officer (“CEO”) responsible for strategic decisions.
The CODM considers the business from a geographical perspective and analyzes it across three operational segments–EMEA, Americas and Brazil.
f)    Intangible assets
Intangible assets are stated at acquisition cost, less any accumulated amortization and any accumulated impairment losses.
The intangible assets acquired in a business combination are initially measured at their fair value as of the acquisition date.

Form-20F	F-19

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Group, are recognized as an intangible asset providing the following conditions are met:
•It is technically feasible for the intangible asset to be completed so that it will be available for use or sale.
•Management intends to complete the asset for use or sale.
•The Group has the capacity to use or sell the asset.
•It is possible to show evidence of how the intangible asset will generate probable future economic benefits.
•Adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset.
•The outlay attributable to the intangible asset during its development can be reliably determined.
Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs.
Costs that do not meet the criteria listed above are recognized as an expense as incurred. An example of this is Software as a Service. The cloud computing is a model for delivering information technology services through web-based tools and applications. (SaaS). In such contracts, the customer generally does not obtain a software license or have a right to take possession of the software. The contract conveys to the customer the right to receive access to the supplier’s application software over the contract term. That right to receive access does not provide the customer with a software asset and, therefore, the access to the software is a service that the customer receives over the contract term.
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
Property, plant and equipment acquired in a business combination are initially measured at fair value as of the acquisition date.

F-20	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
The useful lives generally used by the Atento Group are as follow:

Years of Useful Life
Buildings	5 - 15
Plant and machinery	3 - 6
Furniture, tools	1 - 10
Other tangible assets	5 - 8
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
The Atento Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans cover five years and is subjected annually for the Board of Directors approval. A long-term growth rate is calculated using a steady growth rate based on the gross domestic product external data available for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used and applied to project future cash flows after the fifth year.
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

Form-20F	F-21

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
i)Financial assets and liabilities
Financial assets
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
A financial asset is fully or partially derecognized from the statement of financial position only when:
1.The rights to receive cash flow from the asset have expired.
2.The Atento Group has assumed an obligation to pay the cash flow received from the asset to a third party or
3.The Atento Group has transferred its rights to receive cash flow from the asset to a third party, thereby substantially transferring all the risks and rewards of the asset.
Financial assets and financial liabilities are offset and presented on a net basis in the statement of financial position when a legally enforceable right exists to offset the amounts recognized and the Atento Group intends to settle the assets and liabilities net or to simultaneously realize the asset and cancel the liability.
Amortized cost financial assets include contractual agreements on future cash flow not listed in active markets and which are not derivatives. They are classified as current assets, except for those maturing more than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are initially recognized at fair value plus any transaction costs, and are subsequently measured at amortized cost, using the effective interest method. Interest calculated using the effective interest method is recognized under finance income in the statements of operations.
In compliance with IFRS 9 – “Financial Instruments”, the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by customer and according to the respective maturity terms. In addition, for certain cases, the Company performs individual analyses to collect the receipt risks.
Trade receivables
Trade receivables are amounts due from customers for the sale of services in the normal course of business. Receivables slated for collection in twelve months or less are classified as current assets; otherwise, the balances are considered non-current assets.
These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided in accordance with the contractual conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date. In general, cash flow relating to short-term receivables is not discounted.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and in banks, demand deposits and other highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

F-22	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Financial liabilities
Loans and Borrowings
Loans and borrowings are initially recorded at the fair value of the consideration received, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the statements of operations over the life of the debt. Loans and borrowings are non-current when the maturity date is longer than twelve months from the reporting date, or when the Atento Group has full discretion to defer settlement for at least another twelve months from that date.
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

As of December 31, 2022	Notes	Level 1	Level 2	Total
Liabilities
Derivative financial instruments	14	—	127,707	127,707

As of December 31, 2021	Notes	Level 1	Level 2	Total
Assets
Derivative financial instruments	14	—	15,992	15,992

Liabilities
Derivative financial instruments	14	—	55,948	55,948
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
Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Form-20F	F-23

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
For the purpose of hedge accounting the Atento Group designates derivatives as net investment hedges, which gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in the statements of operations. Gains and losses accumulated in equity are included in the statements of operations when the foreign operation is partially disposed of or sold.
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

F-24	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
n)    Employee benefit
Share-based payments
Atento S.A. has a share-based compensation plan, under which the subsidiaries of Atento S.A. receive services from employees as consideration for the equity instruments of Atento S.A. on a straight-line basis over the vesting period and graded basis over the vesting period – depending on the Shared-based payments. The subsidiaries themselves are not party to any of the contracts; Atento S.A. settles these agreements. The plan offers various instruments (award agreements, stock options, restricted stock units, etc.), but some types of restricted stock units (“RSUs”) have been granted to selected employees, as described in Note 19.
The fair value of the employee services received in exchange for the grant of the RSUs is recognized as an expense in the consolidated financial statements of Atento S.A. The total amount to be expensed is determined with reference to the fair value of the RSUs granted:
•Including any market performance conditions (for example, an entity’s share price);
•Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time); and
•Including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period).
At the end of each reporting period, the group revises its estimates of the number of RSUs that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revisions to original estimates, if any, in the Consolidated statements of loss, with a corresponding adjustment to equity.
When the RSUs vest, Atento S.A. issues new shares or buys them back in the market. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
The provision for social security contributions on share options is calculated based on the number of options outstanding at the reporting date that are expected to be exercised. The provision is based on the market price of the shares at the reporting date, which is the best estimate of the market price at the date of exercise.

Form-20F	F-25

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Termination benefits
The Company has a post-employment health care plan to former employees retired by the Company who contributed for at least 10 years are guaranteed the right to remain on the Company's policy for life. These termination benefits are paid to employees when the Atento Group decides to terminate their employment contracts prior to the usual retirement age or when the employee agrees to resign voluntarily in exchange for these benefits. The Atento Group recognizes these benefits as an expense for the year, at the earliest of the following dates: (a) when the Atento Group is no longer able to withdraw the offer for these benefits; or (b) when the Atento Group company recognizes the costs of a restructuring effort as per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and when this restructuring entails the payment of termination benefits. When benefits are offered in order to encourage the voluntary resignation of employees, termination benefits are measured on the basis of the number of employees expected to accept the offer. Benefits to be paid in more than twelve months from the reporting date are discounted to their present value.
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
IFRIC 23 Uncertainty over Income Tax Treatment
Atento Group reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.
Atento Group implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

F-26	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
The contracts typically require the Atento Group to deliver CRM BPO services on behalf of customers such as responding to customer inquiries, completing back-office processes and providing technical support over channels such as voice, SMS, email, chats and social media. Atento’s contracts contain a series of distinct services which are provided over a period, are substantially the same and have the same pattern of transfer to the customer, so the Company considers these as a single performance obligation. Average days sales outstanding (“DSO”) was 74 days for 2022 (70 days for 2021) and the average payment term was 30 days after invoicing. The Company recognizes revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.
Atento’s contracts generally contain service level agreements (SLAs), which are a form of Key Performance Indicators (KPI) of service performance such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.
(i)Variable component
The variable component in contracts consists of bonus and penalties triggered by the achievement or breach of these agreed KPIs of service performance that have not been confirmed with the customer or that will be based on performance over periods in the future. Management estimates the amount of variable consideration by using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on the amount of variable consideration to which it will be entitled.
Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the KPIs. For example, the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company’s and customer’s systems about performance for these measures, while the application of performance bonuses or penalties based on end-customer churn rate, when applicable for specific contracts, are estimated based on available data from the Company’s and customer’s systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over a several months. The Company generally bills its customers monthly based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company performs controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.
Some of Atento Group’s contracts include minimum monthly volume and minimum annual revenue commitments that require the customer to compensate the Group for a percentage of volumes and revenue shortfalls defined in the contracts. The variable component is estimated based on the forecasts of volume and revenue agreed with customers at inception of the contract and reviewed periodically, as well as the actual data available to the company used to determine if the Group should recognize revenue for a contract during the reporting period at either the minimum amount or based on price and volume.

Form-20F	F-27

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
(ii)Fixed component
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
(i)Right-of-use assets
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
(ii)Lease liabilities
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

F-28	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
(iii)Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e., those leases that have a lease term of twelve months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.
s)    Critical accounting estimates
The preparation of consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.
Some of the accounting policies applied in preparing the accompanying consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations. Management’s evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.
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

Form-20F	F-29

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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

F-30	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The details of Atento Group subsidiaries at December 31, 2020, 2021 and 2022 are as follow:

			% Interest
Name	Registered address	Line of business	2020	2021	2022	Holding company
Atento Luxco Midco, S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento S.A.
Atento Luxco 1 S.A.	Luxembourg	Holding company	100	100	100	Atento Luxco Midco, S.a.r.l
Atalaya Luxco 2. S.à.r.l.	Luxembourg	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Argentina. S.A	Buenos Aires (Argentina)	Operation of call centers	12.99	12.99	4.45	Atalaya Luxco 2. S.a.r.l.
			87.01	87.01	78.28	Atento Luxco 1. S.A.
			—	—	17.27	Teleatento del Perú,S.A.C
Atento Estrategias de Transformación, S.L.U. (former Global Rossolimo. S.L.U)	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Luxco 1. S.A.
Atento Spain Holdco 6. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Spain Holdco 2. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco 6. S.L.U.
Atento Teleservicios España. S.A.U	Madrid (Spain)	Operation of call centers	100	100	100	Atento Spain Holdco 2. S.A.U.
Atento Servicios Técnicos y Consultoría S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España S.A.U.
Atento Impulsa. S.A.U	Barcelona (Spain)	Management of specialized employment centers for disabled workers	100	100	100	Atento Teleservicios España S.A.U.
Atento Servicios Auxiliares de Contact Center. S.A.U	Madrid (Spain)	Execution of technological projects and services, and consultancy services	100	100	100	Atento Teleservicios España. S.A.U.
Atento B V	Amsterdam (Netherlands)	Holding company	100	100	100	Atento Spain Holdco 2. S.A.U.
Teleatento del Perú. S.A.C	Lima (Peru)	Operation of call centers	83.3333	83.3333	83.3333	Atento B.V.
			16.6667	16.6667	16.6667	Atento Holding Chile. S.A.
Woknal. S.A.	Montevideo (Uruguay)	Operation of call centers	100	100	100	Atento B.V.
Atento Colombia. S.A.	Bogotá DC (Colombia)	Operation of call centers	94.97871	94.97871	94.97871	Atento B.V.
			0.00424	0.00424	0.00424	Atento Servicios Auxiliares de Contact Center. S.L.U.
			0.00854	0.00854	0.00854	Atento Servicios Técnicos y Consultoría. S.L.U.
			5.00427	5.00427	5.00427	Atento Teleservicios España. S.A.U.
			0.00424	0.00424	0.00424	Teleatento del Perú SAC.
Atento Holding Chile. S.A.	Santiago de Chile (Chile)	Holding company	99.9999	99.9999	99.9999	Atento B.V.
			0.0001	0.0001	0.0001	Atento Spain Holdco 2
Atento Chile. S.A.	Santiago de Chile (Chile)	Operation of call centers	99.99	99.99	99.99	Atento Holding Chile. S.A.
			0.01	0.01	0.01	Atento B.V.
Atento Educación Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Centro de Formación Técnica Limitada	Santiago de Chile (Chile)	Operation of call centers	99	99	99	Atento Chile. S.A.
			1	1	1	Atento Holding Chile. S.A.
Atento Spain Holdco 4. S.A.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Brasil. S.A	São Paulo (Brazil)	Operation of call centers	99.999	99.999	99.999	Atento Spain Holdco 4. S.A.U.
			0.001	0.001	0.001	Atento Spain Holdco. S.L.U.
R Brasil Soluções S.A.	São Paulo (Brazil)	Operation of call centers	100	100	100	Atento Brasil. S.A.
Atento Spain Holdco 5. S.L.U	Madrid (Spain)	Holding company	100	100	100	Atento Spain Holdco. S.L.U.
Atento Mexico Holdco S. de R.L. de C.V.	Mexico	Holding company	99.966	99.966	99.966	Atento Spain Holdco 5. S.L.U.
			0.004	0.004	0.004	Atento Spain Holdco. S.L.U.
Atento Puerto Rico. Inc.	Guaynabo (Puerto Rico)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Contact US Teleservices Inc.	Houston, Texas (USA)	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.

Form-20F	F-31

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

			% Interest
Name	Registered address	Line of business	2020	2021	2022	Holding company
Atento Panamá. S.A.	Panama City	Operation of call centers	100	100	100	Atento Mexico Holdco S. de R.L. de C.V.
Atento Atención y Servicios. S.A. de C.V.	Mexico City (Mexico)	Administrative, professional and consultancy services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Servicios. S.A. de C.V.
Atento Servicios. S.A. de C.V.	Mexico City (Mexico)	Sale of goods and services	99.998	99.998	99.998	Atento Mexico Holdco S. de R.L. de C.V.
			0.002	0.002	0.002	Atento Atención y Servicios. S.A. de C.V.
Atento Centroamérica. S.A.	Guatemala (Guatemala)	Holding company	99.9999	99.9999	99.9999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento El Salvador S.A. de C.V.
Atento de Guatemala. S.A.	Guatemala (Guatemala)	Operation of call centers	99.99999	99.99999	99.99999	Atento Centroamérica. S.A.
			0.00001	0.00001	0.00001	Atento El Salvador S.A. de C.V.
Atento El Salvador. S.A. de C.V.	City of San Salvador (El Salvador)	Operation of call centers	7.4054	7.4054	7.4054	Atento Centroamerica. S.A.
			92.5946	92.5946	92.5946	Atento de Guatemala. S.A.
Atento Nicaragua S.A. (*)	Nicaragua	Operation of call centers	4.35	4.35	4.35	Atento Centroamerica. S.A.
			95.65	95.65	95.65	Atento Mexico Holdco S. de R.L. de C.V.
Atento Costa Rica S.A.	Costa Rica	Operation of call centers	99.999	99.999	99.999	Atento Mexico Holdco S. de R.L. de C.V.
			0.0001	0.0001	0.0001	Atento Centroamerica. S.A.
Interservicer - Serviços de BPO Ltda	São Paulo (Brazil)	Operation of call centers	100	100	100	Nova Interfile Holding Ltda.
Interfile Serviços de BPO Ltda.	São Paulo (Brazil)	Operation of call centers	50.00002	50.00002	50.00002	Nova Interfile Holding Ltda.
			49.99998	49.99998	49.99998	Interfile Holding Ltda.
Nova Interfile Holding Ltda.	São Paulo (Brazil)	Holding company	100	100	100	Atento Brasil. S.A.
Interservicer - Serviços em Crédito Imobiliário Ltda.	São Paulo (Brazil)	Operation of call centers	50.00011	50.00011	50.00011	Nova Interfile Holding Ltda.
			49.99989	49.99989	49.99989	Interfile Holding Ltda.
(*) Atento Nicaragua S.A. is currently under liquidating process to be completed in 2023.
As of December 31, 2020, 2021 and 2022, none of the Group’s subsidiaries is listed on a stock exchange, except for Atento Luxco 1 S.A., which has debt securities listed in Singapore from Wednesday, 23 June 2021 and has delisted in Tise International Stock Exchange (TISE) in Guernsey since 30 June 2021. All subsidiaries use year-end December 31 as their reporting date.
u)    New and amended standards adopted by the Group
The Atento group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:
▪Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16
▪Reference to the Conceptual Framework – Amendments to IFRS 3
▪Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37
▪Annual Improvements to IFRS Standards 2018–2020
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

F-32	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
v)    Standards issued but not yet effective
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions:
▪IFRS 17 Insurance Contracts
▪Classification of Liabilities as Current or Non-current – Amendments to IAS 1
▪Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
▪Definition of Accounting Estimates – Amendments to IAS 8
▪Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
▪Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
▪Non-current Liabilities with Covenants (Amendments to IAS 1)
For the amendments listed above are not expected to significantly affect future periods.
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
a)    Market risk
Interest rate risk in respect of cash flow and fair value
Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of noncurrent liabilities that bear interest at fixed rates.
Atento Group’s finance expenses are exposed to fluctuations in interest rates. On December 31, 2022, 10.2% of financial loans and borrowings (not including derivative financial instrument) bore interests at variable rates, while on December 31,2021 this amount was 4.4%. In both 2021 and 2022, the exposure was to to Brazilian risk-free rate (“SELIC”) and LIBOR.

Form-20F	F-33

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate). On June 6, 2023, The company has agreed to the unwinding of its remaining cross-currency interest rate swap agreements, refer to note 32 subsequent events.
The table below shows the change in fair value (variation) of a +/100 basis points variation in interest rate of the derivative financial instruments, the effects on the variation of other loans tied to CDI are not representative:

Thousands of U.S. dollars
INTEREST RATE	2022
FAIR VALUE	(127,707)
+1%	(16,624)
-1%	9,756
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
The main source of our foreign currency risk is related to the Senior Secured Notes due 2026 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps). We have also entered cross-currency swaps in which we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps). The variable amount of Brazilian Reais is determined as a percentage of CDI (the Brazilian Interbank Market Rate).
The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.
As of December 31, 2022, the estimated fair value of the cross-currency swaps totaled a net liability of 127.7 million U.S. dollars (net asset of 39.9 million U.S. dollars as of December 31, 2021).
The tables below shows the change in fair value (variation) of a +/-10 percentage points on exchange rate on the value of the cross‑currency swaps:

Thousands of U.S. dollars
CROSS-CURRENCY FX	2022
FAIR VALUE	(127,707)
+10.0%	68,901
-10.0%	(7,568)

F-34	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The table below show the position of financial assets and liabilities presented by functional and transaction currency as well its sensitivity analysis, respectively:

2021	Financial assets(*)			Financial liabilities(*)
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)
Euro - Colombian Pesos	164	738,209	185	—	—	—
Euro - Dirham Moroccan	1,315	13,822	1,489	—	—	—
Euro - Peruvian Nuevos Soles	728	3,298	825	—	—	—
Euro - USD	661	749	749	—	—	—
Chilean Pesos – USD	2,961,535	3,483	3,483	51	—	—
Mexican Pesos – USD	897	44	44	—	—	—
Brazilian Reais – USD	—	—	—	—	—	—
Guatemalan Quetzal – USD	676	88	88	—	—	—
Colombian Pesos – USD	835,738	209	209	9,495,983	2,385	2,385
Peruvian Nuevos Soles - USD	19,015	4,784	4,784	4,160	1,041	1,041
United States Dolar - Euro	—	9	—	—	—	—
United States Dolar - MXN	199	176	199	—	—	—
Chilean Pesos – Euro	7	141	7	—	—	—
USD-GBP	3	2	3	—	—	—
UYU-USD	36,412	815	815	—	—	—

2021	Sensitivity analysis
Functional currency - financial asset/liability currency	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	10%	4,058.2	182	21	—	—
Euro - Dirham Moroccan	10%	9.5	1,461	165	—	—
Euro - Peruvian Nuevos Soles	10%	4.1	809	92	—	—
Euro - USD	10%	1.0	735	83	—	—
Chilean Pesos – USD	10%	—	3,290,595	387	57	—
Mexican Pesos – USD	10%	—	996	5	—	—
Brazilian Reais – USD	10%	0.2	—	—	—	—
Guatemalan Quetzal – USD	10%	0.1	753	10	—	—
Colombian Pesos – USD	10%	—	923,760	22	10,551,093	(265)
Peruvian Nuevos Soles - USD	10%	0.2	21,250	559	4,623	(116)
United States Dolar - Euro	10%	23.1	—	2	—	—
United States Dolar - MXN	10%	0.8	221	22	—	—
Chilean Pesos – Euro	10%	18.4	8	1	—	—
USD-GBP	10%	0.7	4	—	—	—
UYU-USD	10%	—	40,457	4,046	—	—

(*)    Financial liabilities correspond to borrowing in currencies other than functional currencies. Financial assets correspond to cash and cash equivalents in currencies other than functional currencies.

Form-20F	F-35

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

2022	Financial assets(*)			Financial liabilities(*)
Functional currency - financial asset/liability currency	Functional currency (thousands)	Asset currency (thousands)	U.S. Dollar (thousands)	Functional currency (thousands)	Liability currency (thousands)	U.S. Dollar (thousands)
Euro - Colombian Pesos	698	3,610,657	745	—	—	—
Euro - Dirham Moroccan	607	6,985	647	—	—	—
Euro - Peruvian Nuevos Soles	467	1,897	498	—	—	—
Euro - USD	1,413	1,501	1,501	—	—	—
Chilean Pesos – USD	275,711	321	321	22,805	27	27
Mexican Pesos – USD	55,429	2,847	2,847	—	—	—
Brazilian Reais – USD	—	—	—	—	—	—
Guatemalan Quetzal – USD	2,353	300	300	—	—	—
Colombian Pesos – USD	84,947	18	18	10,594,995	2,203	2,203
Peruvian Nuevos Soles - USD	4,790	1,254	1,254	3,114	815	815
United States Dolar - Euro	1	1	1	—	—	—
United States Dolar - MXN	7	146	7	—	—	—
Chilean Pesos – Euro	5	4	5	—	—	—
USD-GBP	13,095	327	327	—	—	—
UYU-USD	577	1	1	—	—	—

2022	Sensitivity analysis
Functional currency - financial asset/liability currency	Appreciation of asset/liability currency vs functional currency		Appreciation of financial assets in functional currency	Statements of operations (thousands of U.S. dollar)	Appreciation of financial liabilities in functional currency	Statements of operations (thousands of U.S. dollar)
Euro - Colombian Pesos	10%	4,617.5	782	89	—	—
Euro - Dirham Moroccan	10%	10.4	674	72	—	—
Euro - Peruvian Nuevos Soles	10%	3.7	517	54	—	—
Euro - USD	10%	1.0	1,564	162	—	—
Chilean Pesos – USD	10%	—	306,346	36	25,339	(3)
Mexican Pesos – USD	10%	0.1	61,588	316	—	—
Brazilian Reais – USD	10%	0.2	—	—	—	—
Guatemalan Quetzal – USD	10%	0.1	2,615	33	—	—
Colombian Pesos – USD	10%	—	94,385	2	11,772,216	(245)
Peruvian Nuevos Soles - USD	10%	0.2	5,323	139	3,460	(91)
United States Dolar - Euro	10%	0.8	1	—	—	—
United States Dolar - MXN	10%	17.5	8	1	—	—
Chilean Pesos – Euro	10%	0.7	5	1	—	—
USD-GBP	10%	—	14,550	1,455	—	—
UYU-USD	10%	—	641	—	—	—

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

F-36	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
c)    Liquidity risk
As of December 31, 2022, the Company presented negative shareholder equity amounting to $348.9 million, net loss amounting $295.6 million and negative working capital amounting $52.4 million. Additionally, the interest of debt paid during the year $82.0 million substantial share of the Company´s financial cost is mainly influenced to the Brazilian risk-free interest rate (“selic”) which substantially increased from 2% in January 2021 to 12.6% by the end of 2022. The challenges related to the sector in which the group operates; disruption from technology adoption, inflationary cost pressures; the post-pandemic macroeconomic challenging situation and reputational damage after the cyberattack occurred in 2021 led the Company to a higher pressure and an increased risk of cash short falls beginning 2023.
In the first half of 2023, the Company faced a series of concerning events indicating significant doubts about the Company's ability to continue operating, including:
I.Fitch Ratings downgraded Atento Luxco 1 S.A.'s Long-Term Foreign Currency Issuer Default Rating from 'B+' to 'B-'. Additionally, Atento's USD 500 million senior secured notes due 2026 were downgraded to 'B-'/'RR4' from 'B+'/'RR4', and Atento Brasil S.A.'s long-term National Scale Rating was lowered to 'B(bra)' from 'A-(bra)'.
II.The Company's level of indebtedness and debt commitments, including a USD 70 million loans and borrowings due in 2023 and payments related to Senior Secured Notes interest and coupon-only cross-currency swaps amounting to a total of USD 49 million in February and USD 46 million in August.
III.Atento's available credit facilities with financial institutions were restricted in 2023 due to rating downgrades and the company's financial health.
IV.Atento encountered a decline in cash and cash equivalents, resulting in postponed payments to specific supplier groups and tax obligations owed to tax authorities.
V.Operational performance declined, especially due to reduced volumes resulting from the termination of low-margin contracts, currency devaluation in emerging markets, and implementation delays with new clients, impacting new-year projections.
VI.Certain covenants were breached: (a) failure to provide certain financial reporting on a timely basis, (b) non-payment of a loan outstanding under the Company's revolving credit facility agreement dated 23 December 2021, (c) failure to comply with certain cost reimbursement requirements, and (d) non-compliance with a cash variance covenant applicable to certain debt instruments. Company’s noteholders have been notified of such defaults and have expressly undertaken under the “RSA” not to take any enforcement action against the Group for such defaults and have not indicated to the Company an intention to exercise their termination rights.
Given the context mentioned above, Atento experienced liquidity stress due to the consumption of cash and equivalents. As a result, the Company entered into a Restructuring Plan (see note 2).

Form-20F	F-37

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
As part of the established procedures to monitor subsequent impact related to the cyberattack, the Company did not incur in any relevant agreement termination with our customers and is not aware of customers judicial disputes or judicial notification ongoing. All financial effects of the cyberattack was presented within its financial statements dated December 31, 2021. Despite the Company´s actions to remediate and prevent future attacks, the Company acknowledges that such events may occur in the future and result in the temporary suspension of services provided to clients.
In the first quarter of 2022, Atento has completed the compensation process related to an insurance policy of cyberattacks by $10.0 million. No other effect on financial statement was identified in 2022 in relation to the cybersecurity incident occurred in 2021.
4.2    Capital Management
The Atento Group’s Finance Department, which oversees the capital management, takes various factors into consideration when determining the Group’s capital structure. The Atento Group’s capital management goal is to determine the financial resources necessary to continue its recurring activities, as going concern.
As described above the Company presented a negative shareholder equity and a relevant high financial leverage. The current restructuring plan (see note 2) is seeking to avoid the Company entering into insolvent liquidation in the future; stabilize the group, right-size and deleverage company´s debt; return to a sustainable financial health and additional equity financing.
Net financial debt with third parties at December 31, 2021 and 2022 is as follows:

	Thousands of U.S. dollars
	2021	2022
Senior Secured Notes (Note 17)	503,945	505,817
Super Senior Credit Facility (Note 17)	25,027	44,050
Bank borrowings (Note 17)	33,475	66,943
Lease liabilities (Note 17)	155,832	126,559
Less: Cash and cash equivalents (Note 15)	(128,824)	(82,927)
Net debt with third parties	589,455	660,442
5)    SIGNIFICANT ACQUISITION OR DISPOSAL
For the year of 2021 and 2022 Company has not entered in any agreement for significant acquisition or disposal of any group´s entity or business combination.

F-38	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
6)    INTANGIBLE ASSETS
The following table presents the breakdown of intangible assets at December 31, 2021 and 2022 and respective changes in the year:

	Thousands of U.S. dollars
	Balance at December 31, 2020	Additions	Disposals	Transfers	Translation Differences	Hyperinflation Adjustments	Balance at December 31, 2021
Cost
Development	3,101	551	(94)	(1,216)	(260)	269	2,351
Customer base	243,341	—	(30)	21,534	(17,886)	2,122	249,081
Software	188,117	62,137	(11,249)	1,413	(12,138)	2,726	231,006
Other intangible assets	56,958	—	(1,873)	(21,508)	(3,206)	266	30,637
Work in progress	75	394	(29)	(223)	(6)	—	211
Total cost	491,592	63,082	(13,275)	—	(33,496)	5,383	513,286
Accumulated amortization
Development	(1,335)	(161)	94	—	216	(267)	(1,453)
Customer base	(172,005)	(21,970)	30	(14,315)	11,672	(770)	(197,358)
Software	(140,858)	(36,529)	11,249	44	10,259	(1,445)	(157,280)
Other intangible assets	(45,715)	(1,409)	1,873	14,271	2,045	(266)	(29,201)
Total accumulated amortization	(359,913)	(60,069)	13,246	—	24,192	(2,748)	(385,292)
Impairment	(25,037)	—	—	—	1,929	—	(23,108)
Net intangible assets	106,642	3,013	(29)	—	(7,375)	2,635	104,886

	Thousands of U.S. dollars
	Balance at December 31, 2021	Additions	Disposals (¹)	Transfers	Translation Differences	Hyperinflation Adjustments	Balance at December 31, 2022
Cost
Development	2,351	642	(1,311)	—	(457)	250	1,475
Customer base	249,081	—	—	—	(251)	—	248,830
Software	231,006	14,592	(2,179)	—	5,135	5,750	254,304
Other intangible assets	30,637	—	(14,421)	—	(1,662)	—	14,554
Work in progress	211	—	(213)	—	2	—	—
Total cost	513,286	15,234	(18,124)	—	2,767	6,000	519,163
Accumulated amortization
Development	(1,453)	(14)	1,325	—	390	(248)	—
Customer base	(197,358)	(12,954)	—	—	(325)	—	(210,637)
Software	(157,280)	(36,009)	2,179	—	(2,877)	(3,416)	(197,403)
Other intangible assets	(29,201)	(58)	13,883	—	835	—	(14,541)
Total accumulated amortization	(385,292)	(49,035)	17,387	—	(1,977)	(3,664)	(422,581)
Impairment	(23,108)	(2,879)	—	—	1,347	—	(24,640)
Net intangible assets	104,886	(36,680)	(737)	—	2,137	2,336	71,942

(1)    For December 31, 2022, the higher amount of disposal is mainly composed of the effect coming from the implementation of the new ERP system, in which the assets were considered in the residual value (net of amortization) without modification in the years of useful life of the assets. This effect coming from the implementation of the new ERP system did not impact the income statement and cash flow statement, only balance sheet effect.
“Customer base” represents the fair value, of the intangible assets arising from customer relationships (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers identified in business combination transactions.

Form-20F	F-39

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
In terms of geographic distribution, in 2022 the customer base corresponds to businesses in Brazil (70,634 thousand U.S. dollars), Spain (47,080 thousand U.S. dollars) net of impairment, Mexico (48,646 thousand U.S. dollars), Peru (13,841 thousand U.S. dollars), Colombia (2,098 thousand U.S. dollars), Chile (7,236 thousand U.S. dollars) and Argentina and Uruguay (4,232 thousand U.S. dollars) net of impairment.
For December 31, 2022 and 2021 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of Intangible assets except by the impairment of assets (including intangible assets) for Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country as showed in the table above.
7)    GOODWILL
Goodwill was generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A when we were acquired by funds affiliated with Bain Capital.
On December 30, 2014 Atento Brazil generated a goodwill from the acquisition of CBCC and on September 2, 2016 a goodwill from the acquisition of R Brasil in the amount of 15,214 thousand U.S. dollars and on June 9, 2017 from the acquisition of Interfile in the amount of 8,400 thousand U.S. dollars
The result of the impairment test performed for the year ended December 31, 2022 was an impairment charge of $12.8 million of the Goodwill related to Brazil and Peru subsidiaries.
The breakdown and changes in goodwill in 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	12/31/2020	Hyperinflation	Translation Differences	Impairment	12/31/2021	Translation Differences	Impairment	12/31/2022
Peru	27,103	—	(2,529)	—	24,574	1,145	(5,140)	20,579
Chile	16,245	—	(2,656)	—	13,589	(146)		13,443
Colombia	5,463	—	(753)	—	4,710	(812)		3,898
Mexico	1,820	—	(50)	—	1,770	91		1,861
Brazil	50,790	—	(3,492)	—	47,298	3,289	(7,705)	42,882
Argentina	1,593	656	(288)	(1,961)	—	—		—
Total	103,014	656	(9,768)	(1,961)	91,941	3,567	(12,845)	82,663

8)    IMPAIRMENT OF ASSETS
The Atento Group carries out its goodwill impairment tests to all CGUs using the various cash-generating units’ five-year strategic plans and budgets. The five-year plan used as the basis for the impairment test was approved by the board of directors as of December 31, 2022.
Recoverable amount is based on value in use calculated using cash flow from projected results adjusted for amortization/depreciation, finance costs, and taxes, based on the last period, and using the expected growth rates obtained from studies published in the sector and assuming growth to be constant from the fifth year onwards. Estimated cash flow determined in this manner is discounted using the weighted average cost of capital (WACC) applicable to that CGU.
Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital WACC. The WACC considers both debt and equity.
These tests are performed annually and whenever it is considered that the recoverable amount of goodwill may be impaired.

F-40	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
On December 31, 2022, the tests conducted identified the need of impairment in the value of goodwill of Brazil subsidiary and Peru, since the related recoverable amounts calculated using value in use for this specific CGU was lower than the carrying amount, resulting in the write-off of 2022 Goodwill, by 12.8 thousand U.S. dollars. In Argentina, the deterioration of the economic situation and high discount rates, made discounted cash flow of the operations not enough to cover its asset base, resulting in the write-off of Argentinian 2022 remaining net assets, by 5.0 thousand U.S. dollars. In all other CGU, the recoverable amounts calculated using value in use were higher than the carrying amount of the related cash-generating units, even after sensitivities were applied to the variables used (1 p.p. increase in WACC or 1 p.p. decrease in EBITDA Margin or 1 p.p. decrease in Revenue growth).
The calculation of values in use for the CGUs is most sensitive to the revenues, EBITDA and discount rates assumptions.
The CGUs revenues projection has a variation based on management expectations growth plus inflation and the EBITDA margin variability between 2023 and 2027 for each CGU goes from -1.4 p.p. to +6.0 p.p. This means that no CGU presented an EBITDA variation between 2023 and 2027 higher than +6.0 p.p., or lower than-1.4 p.p.
The post-tax discount rates, which factor in country and business risks, and the projected terminal growth rates were as follows:

	Post-Tax Discount Rate
	Atento Brasil	R Brasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina

December 2021	13.36%	13.36%	13.36%	11.44%	11.10%	9.11%	10.27%	58.70%
December 2022	14.17%	14.17%	14.17%	13.07%	14.39%	11.30%	12.04%	87.54%

	Terminal Growth Rate
	Atento Brasil	R Brasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina

December 2021	5.57%	5.57%	5.57%	5.78%	6.55%	1.94%	1.88%	39.35%
December 2022	4.68%	4.68%	4.68%	4.75%	5.84%	—%	—%	68.77%

The carrying amounts per CGUs were as follow:

	Carrying Amount
Thousand U.S dollars	Atento Brasil	R Brasil	Interfile	Mexico	Colombia	Peru	Chile	Argentina

December 2021	147,633	7,469	15,021	66,691	26,783	39,211	21,743	907
December 2022	192,268	4,452	9,870	25,076	20,201	35,536	16,965	—
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

Form-20F	F-41

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
9) PROPERTY, PLANT AND EQUIPMENT (PP&E)
Details of property, plant and equipment at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	Balance at December 31, 2020	Additions	Disposals	Transfers	Translation Differences	Hyperinflation Adjustments	Balance at December 31, 2021
Cost
Buildings	15,824	147	—	(5,803)	(1,321)	—	8,847
Plant and machinery	4,519	40	(234)	(954)	(88)	32	3,315
Furniture, tools and other tangible assets	315,448	12,161	(5,056)	14,122	(10,559)	8,182	334,298
PP&E under construction	14,070	8,783	—	(7,365)	(7,855)	—	7,633
Total cost	349,861	21,131	(5,290)	—	(19,823)	8,214	354,093
Accumulated depreciation
Buildings	(4,586)	(198)	—	—	275	—	(4,509)
Plant and machinery	(8,265)	(331)	234	—	5,215	(18)	(3,165)
Furniture, tools and other tangible assets	(246,122)	(23,122)	5,056	—	6,857	(7,693)	(265,024)
Total accumulated depreciation	(258,973)	(23,651)	5,290	—	12,347	(7,711)	(272,698)
Property, plant and equipment	90,888	(2,520)	—	—	(7,476)	503	81,395

	Thousands of U.S. dollars
	Balance at December 31, 2021	Additions	Disposals(¹)	Transfers	Translation Differences	Hyperinflation Adjustments	Balance at December 31, 2022
Cost
Buildings	8,847	—	—	—	(11)	—	8,836
Plant and machinery	3,315	—	(1,622)	—	(1,693)	—	—
Furniture, tools and other tangible assets	334,298	3,450	(10,412)	4,329	18,878	10,424	360,967
PP&E under construction	7,633	1,580	(207)	(4,329)	214	—	4,891
Total cost	354,093	5,030	(12,241)	—	17,388	10,424	374,694
Accumulated depreciation
Buildings	(4,509)	(470)	—	—	(82)	—	(5,061)
Plant and machinery	(3,165)	(6)	1,626	248	1,297	—	—
Furniture, tools and other tangible assets	(265,024)	(24,262)	10,636	(248)	(11,477)	(9,985)	(300,360)
Total accumulated depreciation	(272,698)	(24,738)	12,262	—	(10,262)	(9,985)	(305,421)
Impairment	—	(811)	—	—	(21)	—	(832)
Property, plant and equipment	81,395	(20,519)	21	—	7,105	439	68,441

(1)    For December 31, 2022, the higher amount of disposal is mainly composed of the effect coming from the implementation of the new ERP system, in which the assets were considered in the residual value (net of depreciation) without modification in the years of useful life of the assets. This effect coming from the implementation of the new ERP system did not impact the income statement and cash flow statement, only balance sheet effect.

F-42	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
For December 31, 2022 based on Company´s evaluation there are no internal or external factor that could indicate an impairment of property, plant and equipment and no impairment was recognized on items of property, plant and equipment in 2021 and 2022 except by the impairment of assets (including property, plant and equipment) for Argentina subsidiary triggered by the Macroeconomic crisis and hyperinflation in the country as showed in the table above.
10)    RIGHT-OF-USE ASSETS
The Atento Group holds the following right-of-use assets:

	Thousands of U.S. dollars
	Net carrying amount of asset
	2021	2022
Equipment and other tangible assets	14,384	8,261
Buildings	128,321	98,252
Total	142,705	106,513
Leases are shown as follows in the balance sheet as at December 31, 2021 and 2022:

Assets	January 1, 2020	Additions/ (Disposals)	Translation Difference	December 31, 2021
Right-of-use assets	237,651	18,852	(22,669)	233,833
(-) Accumulated depreciation	(99,809)	(2,562)	11,243	(91,128)
	137,842	16,290	(11,426)	142,705

Assets	December 31, 2021	Additions/ (Disposals)	Translation Difference	December 31, 2022
Right-of-use assets	233,833	(62,840)	1,923	172,916
(-) Accumulated depreciation	(91,128)	24,488	237	(66,403)
	142,705	(38,352)	2,160	106,513

(*)    For December 31, 2021 the variation of accumulated depreciation includes the effect of $48,293 million related to the lease amortization and the write-off of leases full amortized by $45,731 million between cost and depreciation. For December 31, 2022 the variation of accumulated depreciation includes the effect of $47,481 million related to the lease amortization and the write-off of leases full amortized by $71,969 million between cost and depreciation
At the end of the fiscal year on December 31, 2022, the Company engaged in multiple lease agreement renewals and renegotiations. Furthermore, as part of the Company’s operational restructuring strategy, it initiated actions to enhance efficiency and synergy. This included the closure of five service delivery centers, primarily located in Brazil and the Americas.
11) FINANCIAL ASSETS
As of December 31, 2022 and 2021, all the financial assets of the Company are classified as amortized cost except for the derivative financial instruments that are classified as financial assets at fair value.
Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.
As of December 31, 2022, Atento Teleservicios España S.A, Atento Brasil S.A., Atento Colombia, Atento Chile and Atento Peru have entered into factoring agreements without recourse, anticipating an amount of 238,234 thousand U.S. dollars (168,822 thousand U.S dollars for December 31, 2021), receiving cash net of discount, the related trade receivables were derecognized, and interest expenses was recognized in the consolidated statements of loss.
12) OTHER FINANCIAL ASSETS

Form-20F	F-43

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Details of other financial assets at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021	2022
Other non-current receivables	6,828	5,278
Non-current guarantees and deposits(*)	28,779	21,405
Total non-current	35,607	26,683
Current guarantees and deposits	744	1,696
Total current	744	1,696
Total	36,351	28,379

(*)    "Non-current guarantees and deposits" as of December 31, 2021 and 2022 comprise cash deposit made in connection with judicial or administrative proceeding against any entity of the Group.
13) TRADE AND OTHER RECEIVABLES
The breakdown of “Trade and other receivables” at December 31, 2021 and 2022 is as follow:

	Thousands of U.S. dollars
	2021	2022
Non-current trade receivables	3,466	757
Other non-financial assets(*)	16,336	19,700
Non-current Prepayments	2,438	1,114
Total non-current	22,240	21,571
Current trade receivables billed	134,652	150,409
Current trade receivables unbilled	148,055	136,747
Other receivables	756	2,993
Prepayments	7,275	12,250
Personnel	4,571	5,984
Total current	295,309	308,383
Total	317,549	329,954

(*)    "Other non-financial assets" as of December 31, 2021 and 2022 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.
For allowances on trade receivables the Company has established a matrix of provisions that is based on its historical experience of credit losses adjusted for prospective factors specific to debtors and the environment. In the last two years the losses incurred by allowances were immaterial. The customer portfolio of the Company is composed of low credit risk exposure. The provision of the expected credit losses over the contractual life is already recorded.

	Thousands of U.S. dollars
	2021	2022
Trade receivables	288,730	290,851
Allowances of trade receivables	(2,556)	(2,939)
Trade receivables, net	286,174	287,912

F-44	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Changes in allowances of trade receivables in 2021 and 2022 were as follow:

	Thousands of U.S. dollars
	2021	2022
Opening balance	(3,571)	(2,556)
Allowance of trade receivables	(1,563)	(563)
Reversal	1,859	49
Use of provision	473	118
Translation differences	246	13
Total	(2,556)	(2,939)
The Atento Group’s maximum exposure to credit risk at the reporting date is equivalent to the carrying amount of each of the aforementioned trade receivables categories. The Atento Group holds no guarantees as collection insurance.
14) DERIVATIVE FINANCIAL INSTRUMENTS
Details of derivative financial instruments at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021		2022
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps	15,992	(55,948)	—	(127,707)
Total	15,992	(55,948)	—	(127,707)

Current portion	3,235	(29,646)	—	(51,389)
Non-current portion	12,757	(26,302)	—	(76,318)
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
The Company is hedging the risk of changes in the USD equivalent value of a portion of its net investment in its consolidated Subsidiaries attributable to changes in the USD-subsidiary currency between the designation date and maturity date of the Hedging Instrument
All previous (coupon-only) cross-currency swaps with maturity in August 2022 were terminated in March 2021.
On January 04, 2022, Atento Luxco 1 S.A. unwound the 80.0 million U.S dollars principal exchange in the USD/BRL cross-currency swap entered with Morgan Stanley on February 26, 2021. The resulting cross-currency swap with Morgan Stanley is now coupon-only and the BRL pay leg rate was reduced from 182.0% to 142.25% of the CDI (Brazilian Interbank Market Rate).
On March 23, 2022, Atento Luxco 1 S.A. unwound the full EUR/USD cross-currency swap entered with Nomura on February 25, 2021. The resulting fair value of 4,130 thousand U.S. dollars was credited on March 25, 2022.

Form-20F	F-45

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
On July 27, 2022, Atento Luxco 1 S.A. unwound the full PEN/USD cross-currency swap entered with Morgan Stanley on March 10, 2021. The proceeds were used to decrease the % CDI with Morgan Stanley BRL swap. The floating leg was reduced from 142.25% to 133.45% CDI (Brazilian Interbank Market Rate).
On June 6, 2023, Atento Luxco 1, S.A. announced the unwinding of its remaining cross-currency interest rate swap agreements. (refer to note 32-subsequent events).
On December 31, 2021 and 2022, details of cross-currency swaps that do not qualify for hedge accounting and cross-currency swaps designated as net investment hedges were as follows:

2021 Derivative's Operation Results
Bank	Maturity	Purchase Currency	Selling Currency	Notional (thousands)	Fair Value Assets	Fair Value Liability	Other Comprehensive Income	Change in OCI	Statements of Operations - Change in Fair Value
Nomura International plc	Feb-26	EUR	USD	61,526	4,652	—	(3,698)	3,699	(1,154)
Nomura International plc	Feb-26	USD	BRL	326,450	356	(8,124)	(192)	192	7,509
Morgan Stanley	Feb-26	USD	BRL	631,350	811	(16,936)	3,464	(3,464)	11,561
Morgan Stanley	Feb-26	USD	PEN	277,050	8,805	(463)	(6,390)	6,390	(1,780)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	1,368	(30,426)	480	(480)	26,198
Nomura International	Aug-22	EUR	USD	34,109	—	—	(481)	27	—
Goldman Sachs	Aug-22	MXN	USD	1,065,060	—	—	(128)	169	(48)
Goldman Sachs	Aug-22	PEN	USD	194,460	—	—	(475)	136	—
Goldman Sachs	Aug-22	BRL	USD	754,440	—	—	(7,007)	840	(1)
Morgan Stanley	Aug-22	USD	BRL	308,584	—	—	(2,987)	398	—
Morgan Stanley	Aug-22	USD	PEN	66,000	—	—	(158)	43	—
Goldman Sachs	Aug-22	USD	MXN	1,065,060	—	—	2,229	—	—
Goldman Sachs	Aug-22	USD	PEN	194,460	—	—	2,965	—	—

Total Active					15,992	(55,949)	(6,336)	6,337	42,334
Effect of derivatives terminated in 2021					—	—	(6,042)	1,613	(49)
Effect on OCI of derivatives terminated prior to 1 January					—	—	(7,467)	—	—

Total					15,992	(55,949)	(19,845)	7,950	42,285

2022 Derivative's Operation Results
Bank	Maturity	Purchase Currency	Selling Currency	Notional (thousands)	Fair Value Assets	Fair Value Liability	Other Comprehensive Income	Change in OCI	Statements of Operations - Change in Fair Value
Nomura International plc	Feb-26	EUR	USD	61,526	—	—	(3,585)	112	(1,119)
Nomura International plc	Feb-26	USD	BRL	326,450	—	(22,825)	3,253	3,445	24,444
Morgan Stanley	Feb-26	USD	BRL	651,350	—	(24,605)	3,464		30,384
Morgan Stanley	Feb-26	USD	PEN	277,050	—	(59,449)	(3,683)	2,707	(836)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	—	(20,827)	10,687	10,207	48,157

Total Active Contracts					—	(127,706)	10,136	16,471	101,030
Effect of derivatives terminated in 2022					—	—	—	—	(5,339)
Effect on OCI of derivatives terminated prior to 1 January					—	—	(13,509)	—	—

Total					—	(127,706)	(3,373)	16,471	95,691

F-46	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
Summary of outstanding derivatives as of December 31, 2022 are as follows:

Counterparty	Product	Receive/Pay Currency	Coupon (*) Notional Receive	Coupon (*) Notional Pay	Receive Rate	Pay Rate	USD Principal Exchange (Feb. 2024)
Goldman Sachs	Cross Currency Swap	USD/USD	200,000,000	200,000,000	8.00%	6M Libor + 6.96%	150,000,000
		USD/BRL	200,000,000	1,101,000,000	6M Libor + 6.93%	175.91% of CDI
Morgan Stanley	Cross Currency Swap	USD/USD	100,000,000	100,000,000	8.00%	6M Libor + 6.90%	80,000,000
		USD/BRL	100,000,000	551,350,000	6M Libor + 6.90%	133.45% of CDI
Nomura	Cross Currency Swap	USD/USD	50,000,000	50,000,000	8.00%	6M Libor + 6.90%	50,000,000
		USD/BRL	50,000,000	276,450,000	6M Libor + 6.90%	188.80% of CDI

(*)    Coupons settle every February/August 3rd until 2026.
15) CASH AND CASH EQUIVALENTS

	Thousands of U.S. dollars
	2021	2022
Cash at bank and in hand	93,464	46,130
Short-term financial investments (*)	35,360	36,797
Total	128,824	82,927

(*)    “Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days from acquisition date and can be converted into cash immediately and accrue interest pegged to the CDI.

Form-20F	F-47

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
16)    FINANCIAL LIABILITIES
As of December 31, 2021 and 2022 all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value.
The payments schedule for other financial liabilities, trade and other payables and liabilities at December 31, 2021 and 2022, including estimated future interest payments, calculated based on interest rates and foreign exchange rates applicable as at December 31, 2021 and 2022 are as follow:

2021	Thousands of U.S. dollars
	Maturity (years)
	2022	2023	2024	2025	2026	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	40,000	520,000	—	680,000
Lease liabilities	46,851	43,596	30,014	19,194	12,694	12,082	164,431
Bank borrowings	58,144	358	—	—	—	—	58,502
Trade and other payables	169,882	18,654	—	—	—	—	188,536
Total financial liabilities	314,877	102,608	70,014	59,194	532,694	12,082	1,091,469

2022	Thousands of U.S. dollars
	Maturity (years)
	2023	2024	2025	2026	2027	More than 5 years	Total
Senior Secured Notes	40,000	40,000	40,000	520,000			640,000
Lease liabilities	42,186	31,347	22,469	15,864	9,593	5,100	126,559
Bank borrowings	66,943						66,943
Trade and other payables	191,134	7,950					199,084
Total financial liabilities	340,263	79,297	62,469	535,864	9,593	5,100	1,032,586
17) LOANS AND BORROWINGS
Details of loans and borrowings at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021	2022
Senior Secured Notes	488,389	490,260
Bank borrowing	358	—
Lease liabilities	110,515	85,218
Total non-current	599,262	575,478
Senior Secured Notes	15,556	15,557
Super Senior Credit Facility	25,027	44,050
Bank borrowing	33,117	66,943
Lease liabilities	45,317	41,341
Total current	119,017	167,891
TOTAL LOANS AND BORROWINGS	718,279	743,369

F-48	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
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
The fair value of the 8.00% Senior Secured Notes due 2026 classified as fair value hierarchy level 1, calculated based on their quoted price on December 31, 2022, is $282.449.000 ($536,8 million on December 31, 2021). In 2022, the Company has identified a significant decrease on the liability related to Senior Secure Notes due 2026 due price quotations varied substantially taking into account data about credit and other non-performance risk. At the date of this report, the company has completed the Restructuring Plan resulting in Senior Secured Notes 2026 to equity swap, refer to subsequent event note of 31 the consolidated financial statement.
Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars
		2021			2022
Maturity	Currency	Principal	Accrued Interests	Total Debt	Principal	Accrued Interests	Total Debt
2022	U.S. dollar	488,389	15,556	503,945	490,262	15,556	505,818
Super Senior Credit Facility
On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.
On December 23, 2021, Atento Luxco 1 S.A. signed a new Super Senior Revolving Credit Facility Agreement (the “SSRCFA”) with the Inter-American Investment Corporation (“IDB Invest”) which provides committed borrowing capacity of up to 43,000 thousand U.S. dollars, with an annual interest rate of Libor plus 3.25%. The Super Senior Credit Facility was guaranteed by certain of Atento’s wholly owned subsidiaries on a joint.

Form-20F	F-49

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
On January 26, 2022, Atento Luxco 1 S.A. withdrew the full amount of 43,000 thousand U.S. dollars from the new Super Senior Revolving Credit Facility Agreement (SSRCFA) with IDB Invest, maturing on January 22, 2023. At the date of this report, the company has completed the Restructuring Plan resulting in extinguishment of the debt through settlement payment, refer to subsequent event note 31 of the consolidated financial statement.
Bank borrowings
The follow table presents the main transaction relates to bank borrowings:

Description	Currency	Signed Date	Maturity	Interest rate	As of December 31, 2022 USD
Santander	PEN	December 2022	January 2023	13%	785
Bancolombia	COP	December 2022	December 2023	IBR + 7.71%	2,079
Banco Agricola	USD	October 2022	April 2023	7%	600
Banco Agricola	USD	October 2022	April 2023	7%	100
Banco de America Central	USD	November 2022	November 2023	8%	1,000
ABC Brasil	BRL	August 2020	February 2023	CDI + 3.07%	10,144
ABC Brasil	BRL	June 2022	June 2023	CDI + 2.50%	6,782
Banco do Brasil	BRL	November 2022	November 2023	CDI + 2.80%	4,710
Bradesco	BRL	November 2022	November 2023	CDI + 2.33%	7,915
Banco de Laje	BRL	June 2020	June 2023	9%	384
Daycoval	BRL	December 2022	January 2023	18%	32,444
				Total Debt	66,943
At the date of this report, The company have been discussed within financial institution to renewal the outstanding debts with third parties to distress the cash flow from financial activities in the year of 2023. As results company agreed the follow new debts maturities without any prepayment or significant changes in the interest rate:

Description	Currency	New Maturity
ABC Brasil	BRL	August 2024
Banco do Brasil	BRL	January 2024
Bradesco	BRL	January 2024
Daycoval	BRL	August 2024
Lease liabilities
We perform our business within service delivery centers leased from third parties, and we did not own any real estate as of December 31, 2022. Our lease agreements are generally long-term, between one to fifteen years, some of which provide for extensions.
The follow table presents the variation of lease operation for 2021 and 2022:

Liabilities	December 31, 2020	Additions	Payments	Interest accrued	Interest paid	Transfer	Translation difference	December 31, 2021
Current liabilities	53,184	7,730	(45,617)	13,654	(961)	13,605	3,482	45,077
Non-current liabilities	99,515	47,624	—	—	—	(13,605)	(22,779)	110,755
	152,699	55,354	(45,617)	13,654	(961)	—	(19,297)	155,832

F-50	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

Liabilities	December 31, 2021	Additions/Shutdowns (*)	Payments	Interest accrued	Interest paid	Transfer	Translation difference	December 31, 2022
Current liabilities	45,077	4,390	(49,323)	14,463	(1,143)	31,924	(4,047)	41,341
Non-current liabilities	110,755	4,514	—			(31,924)	1,873	85,218
	155,832	8,904	(49,323)	14,463	(1,143)	—	(2,174)	126,559

(*)    For the year end of December 31, 2022 company has entered in several renewals and renegotiation of lease agreements in force, in addition the Company due e strategy of the Company for an operational restructuring based on the recent actions to improve and gain efficiency and synergy on the operation shutdown of 5 service delivery centers mainly in Brazil and América.
The future lease liabilities payments are as follows:

	2023	2024	2025	2026	2027	Others	Total
Lease liabilities payments	53,468	39,307	27,386	18,498	10,405	3,642	152,706
Financing activities
See below the changes in debt with third parties arising from financing activities for 2021 and 2022:

2021	Thousands of U.S. dollars
	December 31, 2020	Cash flows provided by/(used in) financing activities		Interest accrued	Interest paid	Amortization (addition) fees	Translation differences	December 31, 2021
		New borrowing	Amortization
Senior Secured Notes 2022(*)	505,611	—	(500,000)	4,084	(15,993)	6,298	—	—
Senior Secured Notes 2026	—	500,000	—	35,555	(20,000)	(11,610)	—	503,945
Super Senior Credit Facility	30,038	—	(5,000)	1,281	(1,292)	—	—	25,027
Other borrowings	39,475	11,122	(11,776)	1,825	(1,876)	—	(5,295)	33,475
Total	575,124	511,122	(516,776)	42,745	(39,161)	(5,312)	(5,295)	562,447

2022	Thousands of U.S. dollars
	December 31, 2021	Cash flows provided by/(used in) financing activities		Interest accrued	Interest paid	Amortization (addition) fees	Translation differences	December 31, 2022
		New borrowing	Amortization
Senior Secured Notes 2026	503,945	—	—	40,000	(40,000)	1,873	—	505,818
Super Senior Credit Facility	25,027	43,000	(25,027)	1,992	(942)	—	—	44,050
Other borrowings	33,475	35,995	(3,999)	6,243	(5,503)	—	732	66,943
Total	562,447	78,995	(29,026)	48,235	(46,445)	1,873	732	616,811

(*)    Senior secured notes 2022 was full amortized in February 2021 for $500 million and a premium paid of $7,650 million.

Form-20F	F-51

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
18)    TRADE AND OTHER NON-TRADE PAYABLES
Details of trade and other payables at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021	2022
Other payables(*)	17,929	7,950
Suppliers	725	—
Total non-current non-trade payables	18,654	7,950
Suppliers	85,274	97,167
Total current trade payables	85,274	97,167
Suppliers of fixed assets	17,244	18,939
Personnel	58,821	55,401
Other payables(*)	11,425	19,556
Advances from customers	1,187	71
Total current other non-trade payables	88,677	93,967
Total current	173,951	191,134
Total	192,605	199,084

(*)    Other payables increase for 2021 main refers to acquisition of Microsoft Licenses related too Office Resources and Server and Cloud Enrollment maturity in three years and for 2022 main refers to acquisition of licenses to support our customer relationship management operation for our delivery centers.
The carrying amount of trade and other non-trade payables is similar to the fair value.
19)    EQUITY
Share capital
As of December 31, 2022, share capital was 49 thousand U.S. dollars, equivalent to 35 thousand of euros (49 thousand U.S. dollars, equivalent to 34 thousand of euros as of December 31, 2021), divided into 15,451,667 shares (15,000,000 shares on December 31, 2021).The new shares without nominal value to employees each having an implied par value of USD 0.002 increasing from 48 thousand of U.S. dollars to 49 thousand of U.S dollars.
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
On January 4, 2021, the Company vested the total of 109,999 TRSUs, issued by treasury shares and on August 3, 2021, the Company vested the total of 493,871 SOPs, being exercised 92,065 SOPs, issued by treasury shares, with a total impact in share premium of 3,440 thousand of U.S. dollars.
On January 4, 2022, the Company vested the total of 451,667 TRSUs with a total impact in share premium of 1,450 thousand of U.S. dollars.

F-52	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Treasury shares
In 2021, Atento S.A repurchased 43,078 shares at a cost of 878 thousand of U.S. dollars and an average price of $20.39 and as a result of the vesting of 202,064 TRSUs on January 4, 2021 and August 4, 2021 Atento S.A. had 4,673,519 shares in treasury (corresponding to 850,808 shares of the reserve share split) as of December 21, 2021.
For December 31, 2022, Atento S.A. held a total of 850,808 own shares.
Legal reserve
According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.
On December 31, 2021 and 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.
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

Form-20F	F-53

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Share-based compensation
a)    Description of share-based payment arrangements
The 2019 Plan
On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:
1.       Time Restricted Stock Units (“RSU”) (equity settled)
▪Grant date: June 3, 2019
▪Amount: 2,560,666 RSUs
▪Vesting period: 100% of the RSUs vests on January 3, 2022 - There are no other vesting conditions.
The 2020 Plan – Stock Option
On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:
1.Stock Options (“SOP”)
▪Grant date: August 3, 2020
▪Amount: 1,524,065 SOPs
▪Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)
▪Expiration date: 4.5 years since the grant date or on February 3, 2025 - There are no other vesting conditions.
On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:
2.Long-Term Performance Award
▪Grant date: August 3, 2020
▪Amount: USD 4,305,100
▪*Matching shares Amount: USD 2,152,550
▪Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares) - There are no other vesting conditions.
The 2020 Plan – Extraordinary SOP
On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.
1.Stock Options (“SOP”)
▪Grant date: August 3, 2020
▪Amount: 195,000 SOPs
▪Vesting period: 100% of the SOPs vests on August 3, 2023 - There are no other vesting conditions.

F-54	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The 2021 Special Grant
On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance conditions vesting period.
1.    Performance Restricted Stock Units (“PRSU”) (equity settled)
▪Grant date: January 29, 2021
▪Amount: 121,802 PRSUs
▪Vesting period:100% of the PRSUs will vests on 2023 (50% subject to 2021 EBITDA’s achievement targets and 50% subject to 2022 EBITDA´s achievement targets) - There are no other vesting conditions.
Board Grant 2021
On February 24, 2021, Atento granted a new share-based payment to Board of directors a total in a one-time award with a one-year vesting period.
1.    Time Restricted Stock Units (“RSU”) (equity settled)
▪Grant date: February 24, 2021
▪Amount: 51,803 RSUs
▪Vesting period: 100% of the RSUs vests on January 3, 2022 - There are no other vesting conditions.
As of June 9, 2021, was issued a complementary grant of 3,204 new RSUs, linked to a new appointment in the Board.
The 2021 Plan – Stock Option
On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:
3.Stock Options (“SOP”)
▪Grant date: February 24, 2021
▪Amount: 621,974 SOPs
▪Vesting period: 1/3 each year (February 24, 2022, February 24, 2023 and February 26, 2024)
▪Expiration date: 4.5 years since the grant date or on August 25, 2025 - There are no other vesting conditions.
As of September 1, 2021, was issued a new grant of 17,343 SOPs to a new Board member.
On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:
4.Long-Term Performance Award
▪Grant date: February 24, 2021
▪Amount: USD 5,409,837
▪*Matching shares Amount: USD 2,704,919
▪Expiration date: 4.5 years since the grant date or on August 25, 2025 - There are no other vesting conditions.
As of September 1, 2021, was issued a new amount of USD 137,504 to a new Board member.

Form-20F	F-55

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The 2021 Plan – Board and Extraordinary
On November 3, 2021, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:
1.    Time Restricted Stock Units (“RSU”) (equity settled)
▪Grant date: November 23, 2021
▪Amount: 40,000 RSUs
▪Vesting period: 100% of the RSUs vests on November 3, 2024 - There are no other vesting conditions.
Board Grant 2022
On February 3, 2022, Atento granted a new share-based payment to Board directors a total in a one-time award with a one-year vesting period.
1.    Time Restricted Stock Units (“RSU”) (equity settled)
▪Grant date: February 3, 2022
▪Amount: 26,708 RSUs
▪Vesting period: 100% of the RSUs vests on January 2, 2023 - There are no other vesting conditions.
The 2022 Special Grant
On October 3, 2022, Atento granted a new share-based payment to Board directors a total in a one-time award with a three-year vesting period.
1.    Time Restricted Stock Units (“RSU”) (equity settled)
▪Grant date: October 3, 2022
▪Amount: 10,000 RSUs
▪Vesting period: 100% of the RSUs vests on October 3, 2025-There are no other vesting conditions
b)    Measurement of fair value
The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. The fair value of cash-settled share-based payment transactions is measured using the same principles as for measuring equity-settled transactions. The fair value of the liability for cash-settled transactions is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognized in profit or loss for the period.

F-56	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
c)    Outstanding RSUs
As of December 31, 2022, the table summarize the movements of the year and the total outstanding shares-based units as follow:

Shared-Based Payment	Decembre 31,2021	Forfeited(*)	New Granted	Vested	Outstanding December 31, 2022	Type
The 2019 Plan	402,776	—	—	(402,776)	—	Time RSU
The 2020 Plan - Stock Options	1,237,378	(813,658)	—	—	423,720	SOP
The 2020 Plan - Performance Award	3,546,300	(1,426,500)	—	—	2,119,800	Performance Award SOP
The 2020 Plan - Performance Award (Potential Maching Shares)	1,774,150	(714,250)	—	—	1,059,900	SOP (Matching Shares)
The 2020 Plan - Extraordinary SOP	195,000	(95,000)	—	—	100,000	SOP
The 2021 - Special Grant	121,802	(121,802)	—	—	—	Perfomance RSU
Board Grant 2021	44,935		—	(44,935)	—	Perfomance RSU
The 2021 Plan - Stock Options	598,957	(237,232)	—	(188,392)	173,333	SOP
The 2021 Plan - Performance Award	4,745,048	(1,720,542)	—	—	3,024,506	Perfomance Award SOP
The 2021 Plan - Performance Award (Potential Matching Shares)	2,536,943	(1,024,690)	—	—	1,512,253	SOP (Matching Shares)
The 2021 Plan - Board and Extraordinary	40,000	—	—	—	40,000	Perfomance RSU
The 2022 Board Grant	—	(5,080)	26,708	—	21,628	TRSU
The 2022 Special Grant	—	—	10,000	—	10,000	TRSU
Total					8,485,140

(*) Forfeited during the year due to employees failing to satisfy the service conditions.
(**) In relation to the movements on "Board Grant 2021" and "The 2021 Plan - Stock Options" plans, the vested shares were not exercised.

d)    Impacts in Profit or Loss
In 2022, a reversal of 758 thousand U.S. dollars (11,276 thousand U.S. dollars in 2021 and 4,723 thousand U.S. dollars in 2020) related to Share-based compensation were recorded as employee benefit expenses. The reversal of 2022 is mainly related due the relevant fall in fair value (measured using the Black-Scholes model) being the main factor the market price of shares strongly impacted if compared with last year measured at report date ($25,53 in 2021 and $4,23 in 2022).

Form-20F	F-57

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
20)    TAX MATTERS
a)    Income tax
The reconciliation between the income tax expense that would result in applying the statutory tax rate and the income tax expense recorded is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2020	2021	2022
(Loss) before income tax	(42,101)	(88,492)	(203,272)
Income tax applying the statutory tax rate (*)	6,694	23,926	43,038
Permanent differences	(175)	(5,398)	(13,251)
Adjustments due to international tax rates	(1,018)	2,800	4,100
Tax credits / Withholding Tax of Spanish Branches	(4,661)	(4,510)	4,926
DTA write off	(5,619)	(21,277)	(131,118)
Total income tax expense	(4,779)	(4,459)	(92,305)

(*) Statutory tax rate refers to a combined rate of the group including all subsidiaries.
Permanent differences in 2022 are mainly related to equity and dividends distributions which represents non-taxable items in Spain, Brazil, Guatemala, and Chile.
DTA write off in 2022 are mainly impacted by the reversal of DTA of Tax Losses of Atento Brasil and Mexico by 77,875 thousand of U.S. dollars offset by 7,319 a credit of withholding tax in Atento Mexico. After an evaluation of the expected future performance of the business of Atento Brazil and Mexico, management has considered that it is not probable that the future taxable profit made by these entities in the coming years will be enough to offset the deferred tax asset recognized. Regarding this assessment, management noted the expense structure is currently compromised by high financial expenses (e.g accumulated Brazil interbank deposit rate (“CDI”) increased from 4,4% in 2021 to 12,4% in 2022), decline in Multisector sales where certain clients shifted a portion of volumes to other CX providers, following the October 2021 cyberattack that temporarily disrupted Atento’s Brazil operations, changes in outsourcing regulations in Mexico that required the suspension or internalization of certain sales services and changes to Mexican labor law effective in 2023, resulting the minimum wage and amount of paid vacation increase. These events have relevant impact on the capability of entities to generate positive results. This evaluation has also considered that, in the short term, no significant capital structure changes or corporate reorganizations are expected, which could eventually affect The Company’s capacity to offset tax credits.
Company´s income tax expense is as well impacted by the non-recognition of DTA of Tax Losses in the current year for the Luxco entities, Atento Brasil, Spanish entities and Mexico by 45,370 thousand of U.S. dollars.
The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the years ended December 31,
	2020	2021	2022
Current tax expense	(22,797)	(19,868)	(18,270)
Deferred tax	18,018	15,409	(74,035)
Total income tax expense	(4,779)	(4,459)	(92,305)
b)    Deferred tax assets and liabilities
Details of deferred tax assets and liabilities on December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021	2022
Deferred tax assets
Tax loss carryforwards	45,949	18,517
Tax credits	5,890	6,316
Tax credits – IFRS 16	924	672
Deferred tax assets from temporary differences
Litigations provisions	9,489	1,498
Financial costs	4,735	2,313
Fixed Assets	13,165	2,850
Operating provisions and others	35,048	18,296
Total deferred tax assets	115,200	50,462
Deferred tax liabilities
Intangible assets(**)	(5,742)	(1,290)
Others	644	(7,125)
Total deferred tax liabilities	(5,098)	(8,415)
Balance of assets at December 31, 2021 and 2022(*)	110,102	49,172
Balance of liabilities at December 31, 2021 and 2022(*)	—	(7,125)

(*)    Deferred tax assets/liabilities were offset by the entity that has the legal right to settle the tax amounts on a net basis.
(**)    DTL related to Intangible assets arised of Bain Capital acquisition in 2012.
The deferred tax not recognized on December 31, 2022 is 45,370 thousand of U.S. dollars (52,021 thousand of U.S. dollars in December 31, 2021).
The breakdown and balances of deferred tax assets and deferred tax liabilities on December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	Balance at 12/31/2020	Income Statement		Translation Differences	Balance at 12/31/2021
		Increases	Decreases
DEFERRED TAX ASSETS	102,353	20,542	(8,623)	928	115,200
Unused tax losses(*)	36,546	9,647	(1,175)	931	45,949
Unused tax credits	7,337	73	(29)	(568)	6,813
Deferred tax assets (temporary differences)(**)	58,470	10,822	(7,419)	565	62,438
DEFERRED TAX LIABILITIES	(11,503)	9,202	(470)	(2,327)	(5,098)
Deferred tax liabilities (temporary differences)	(11,503)	9,202	(470)	(2,327)	(5,098)

(*)    Tax credits for loss carryforwards.
(**)    The increase is mainly due to the constitution of DTA related to Financial Interests in the Spanish Entities.

	Thousands of U.S. dollars
	Balance at 12/31/2021	Income Statement		Translation Differences	Balance at 12/31/2022
		Increases	Decreases
DEFERRED TAX ASSETS	115,200	4,496	(70,805)	1,571	50,462
Unused tax losses(*)	45,949	1,013	(28,928)	483	18,517
Unused tax credits	6,813	—	(205)	(292)	6,316
Deferred tax assets (temporary differences)(**)	62,438	3,483	(41,672)	1,380	25,629
DEFERRED TAX LIABILITIES	(5,098)	—	(2,806)	(511)	(8,415)
Deferred tax liabilities (temporary differences)	(5,098)	—	(2,806)	(511)	(8,415)

(*)    Tax credits for loss carryforwards.
(**)    The decrease is mainly due to the reversal of DTA of Atento Brasil and Atento Mexico Holdco.
There is no expectation of distributing future dividends until this report date. Dividends distribution must be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants, and other relevant factors.
c)    Taxes recoverable/payables
Details of taxes recoverable and payables on December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	As of December 31,
Recoverable	2021	2022
Non-current
Indirect taxes	4,505	4,364
	4,505	4,364
Current
Indirect taxes	35,451	42,017
Other taxes	7,176	8,632
	42,627	50,649
Income tax	30,899	10,968
Total	78,031	65,981

	Thousands of U.S. dollars
	As of December 31,
Payables	2021	2022
Non-current
Social security	1,653	4,854
	1,653	4,854
Current
Indirect taxes	29,857	44,033
Other taxes	58,749	42,696
	88,606	86,729
Income tax	8,872	3,753
Total	99,131	95,336

F-58	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
21)    PROVISIONS
Movements in provisions in 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	12/31/2020	Additions	Payments	Reversal	Transfers	Translation Differences	12/31/2021
Non-current
Provisions for liabilities	18,165	13,519	(9,501)	(3,935)	—	(1,158)	17,090
Provisions for taxes	17,971	8,406	(2,319)	(12,903)	—	(654)	10,501
Provisions for dismantling	8,379	1,878	(59)	(3)	(265)	(857)	9,073
Other provisions	1,102	427	(15)	(642)	—	136	1,008
Total non-current	45,617	24,230	(11,894)	(17,483)	(265)	(2,533)	37,672

Current
Provisions for liabilities	14,710	17,201	(11,483)	(8,437)	(5)	(1,974)	10,012
Provisions for taxes	1,925	173	(1,253)	—	—	(576)	269
Provisions for dismantling	24	184	—	—	265	11	484
Other provisions	5,216	2,345	(1,629)	(77)	5	391	6,251
Total current	21,875	19,903	(14,365)	(8,514)	265	(2,148)	17,016

	Thousands of U.S. dollars
	12/31/2021	Additions	Payments	Reversal	Transfers	Translation Differences	12/31/2022
Non-current
Provisions for liabilities	17,090	18,970	(9,049)	(3,959)	—	1,116	24,168
Provisions for taxes	10,501	16,803	—	(4,966)	—	792	23,130
Provisions for dismantling	9,073	832	—	(14)	(2,337)	356	7,910
Other provisions	1,008	167	—	(337)	—	20	858
Total non-current	37,672	36,772	(9,049)	(9,276)	(2,337)	2,284	56,066

Current
Provisions for liabilities	10,012	2,188	(3,907)	(6,642)	—	(56)	1,595
Provisions for taxes	269	—	(158)	(103)	—	(9)	(1)
Provisions for dismantling	484	3,174	—	(1,541)	2,337	104	4,558
Other provisions	6,251	—	—	(6,232)	—	(19)	—
Total current	17,016	5,362	(4,065)	(14,518)	2,337	20	6,152
“Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to their original condition. “Provisions for liabilities” mainly relate to provisions for labor, related legal claims underway in Brazil amounting to 13,782 thousand U.S dollars and other labor liabilities. The increase of the year is mainly due to provision corresponding to the amounts compensated (in which the company applied a premise that the benefits related to social security contributions on the discounts of transportation vouchers, meal vouchers and medical expenses were not part of the compensation of the insured employees and, therefore, were not subject to the incidence of contributions. The mentioned approach was questioned by Brazil authorities in 2022. Thus, company defined, at this time, to make the provision of the amounts corresponding to the administrative processes not approved by Brazilian authorities, although it still remains under administrative discussion, resulting in a provision by 13,000 thousand U.S dollars. “Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities.

Form-20F	F-59

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Atento Brasil S.A. has made payments in escrow related to legal claims, amounting to 25,149 thousand U.S. dollars and 17,180 thousand U.S. dollars as of December 31, 2021 and 2022, respectively.
As of December 31, 2022, main lawsuits outstanding in the courts in Brazil and in Mexico were as follows:
Brazil
Labor Litigation
As of December 31, 2022, Atento Brasil was involved in 7.554 labor-related disputes (8,411 labor as of December 31, 2021), being 7.408 of labor massive and 84 of outliers and 62 others (8,271 of labor massive and 56 of outliers and 84 others as of December 31, 2021), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was $ 28.2 million ($29.1 million on December 31, 2021), of which $ 13.5 million Labor Massive-related, $2.3 million Labor Outliers-related and $12.3 million Special Labor cases related.
Civil Litigation
As of December 31, 2022, Atento Brasil S.A. is party to 9 civil lawsuits ongoing for various reasons (9 on December 31, 2021) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is $ 2.2 million U.S dollars ($ 3,3 million on December 31, 2021).
Tax and Social Security infraction proceedings
As of December 31, 2022, Atento Brasil is party to 83 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (74 on December 31, 2021) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is $49.5 million ($32.7 million on December 31, 2021).
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
The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350.5 million Brazilian Reais (approximately 66.9 million U.S. dollars considering the current currency exchange rate) and was assessed by the Company’s outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favorable decision to Atento, confirming the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350.5 million Brazilian Reais to 230.8 million Brazilian Reais (approximately 44.0 million U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

F-60	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.
The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101.6 million Brazilian Reais (approximately 19.4 million U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.
Mexico
On December 31, 2022, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totalling 14,486 U.S. dollars (Atento Servicios, S.A. de C.V. 10,089 U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 4,397 U.S. dollars), according to the external labor law firm for possible risk labor disputes.
22)    REVENUE
a)    Revenue from contracts with customers
The group derives revenue from the transfer of services over time in the following line and geographical regions net of applicable revenue taxes:

	Thousands of U.S. dollars
2020	EMEA	Americas	Brazil	Others and Elimination	Total
Sales to other companies	113,864	381,133	466,701	—	961,698
Sales to Telefónica Group	120,798	195,804	133,962	—	450,564
Sales to other group companies(*)	—	5,101	8,732	(13,833)	—
Total Revenue	234,662	582,038	609,395	(13,833)	1,412,262

(*)    Includes the allocated revenue among the operating segments.

	Thousands of U.S. dollars
2021	EMEA	Americas	Brazil	Others and Elimination	Total
Sales to other companies	129,120	427,501	428,418	—	985,039
Sales to Telefónica Group	120,965	203,828	139,393	—	464,186
Total Revenue	250,085	631,329	567,811	—	1,449,225

(*)    Includes the allocated revenue among the operating segments.

	Thousands of U.S. dollars
2022	EMEA	Americas	Brazil	Others and Elimination	Total
Sales to other companies	127,945	396,225	425,779	—	949,949
Sales to Telefónica Group	105,976	186,926	147,117	—	440,019
Total Revenue	233,921	583,151	572,896	—	1,389,968

(*)    Includes the allocated revenue among the operating segments.

Form-20F	F-61

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
23)    OTHER OPERATING INCOME
Details of other operating income for the years ended December 31, 2020, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Other operating income
Other operating income(a)	5,574	10,538	17,143
Total	5,574	10,538	17,143
Other operating income in 2021 refers to the boost digitalization of the services rendered to Telefónica España related to a specific service agreement and for 2022 due to the compensation received by an insurance policy related to the cyberattack occurred in 2021 by $10.0 million.
24)    EXPENSES
a)    Supplies
Details of amounts recognized under “Supplies” during the years ended December 31, 2020, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Supplies
Services rendered	25,994	43,774	20,599
Leases	14,678	27,500	27,183
Purchases of materials	4,266	3,746	5,892
Communications	11,488	15,863	21,505
Other	15,850	18,886	14,463
Total	72,276	109,769	89,642

(*)    The amount is related to contracts there are not under IFRS 16, following the practical expedients that allow the Company to not apply the recognition requirements under IFRS 26. These exemptions apply to contracts classified as short-term leases and leases involving low-value assets.

b)    Employee benefit expenses
Details of amounts recognized under “Employee benefit expenses” during the years ended December 31, 2020, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Employee benefit expenses
Salaries and wages	788,297	799,613	798,580
Social security	101,911	108,245	105,374
Supplementary pension contributions	3,111	3,279	1,900
Termination benefits	24,262	23,028	27,004
Other welfare costs(*)	142,827	168,503	155,074
Total	1,060,408	1,102,668	1,087,932

(*)     "Other welfare costs" as of December 31, 2020, 2021 and 2022 primarily comprise employee benefits such as food tickets expenses, transport expenses and health Insurance.

F-62	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
c)    Depreciation and amortization
The depreciation and amortization expenses for the years ended December 31, 2020, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Depreciation and amortization
Intangible assets (Note 6)	46,981	60,069	49,035
Property, plant and equipment (Note 9)	26,683	24,891	24,738
Right-of-use assets (Note 10)	47,256	48,268	47,481
Total	120,920	133,228	121,254
25)    OTHER OPERATING EXPENSES
The breakdown of “Other operating expenses” for the years ended December 31, 2020, 2021 and 2022 is as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Other operating expenses
Services provided by third parties	106,526	95,064	120,804
Losses on disposal of fixed assets	316	414	758
Taxes other than income tax	11,610	4,344	6,824
Other management expenses	259	123	—
Total	118,711	99,945	128,386
Details of “Services provided by third parties” under “Other operating expenses” are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Services provided by third parties
Installation and maintenance	23,775	22,102	29,932
Lawyers and law firms	3,157	3,695	12,209
Consultants	11,584	15,305	13,609
Audits and other related services	1,187	1,987	1,845
Other external professional services(*)	24,779	30,441	44,220
Publicity, advertising and public relations	3,556	3,048	690
Insurance premiums	1,517	1,267	20
Travel expenses	1,631	784	830
Utilities	17,736	6,550	9,672
Banking and similar services	971	414	6
Other	16,633	9,471	7,771
TOTAL	106,526	95,064	120,804

* Other External professional services is main composed by “Provision for Liabilities”, described on Note 21 - Provisions.

Form-20F	F-63

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
26)    NET FINANCE EXPENSE
The breakdown of “Finance Income” and “Finance cost” for the years ended December 31.2020, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2020	2021	2022
Finance income
Interest from third parties and hyperinflationary adjustment in Argentina(a)	15,683	15,506	10,192
Total finance income	15,683	15,506	10,192
Finance costs
Interest accrued to third parties	(66,719)	(83,555)	(82,456)
Discounts to the present value of provisions and other liabilities	(3,574)	(8,334)	(4,040)
Total finance costs	(70,293)	(91,889)	(86,496)

(a)Contain a positive impact of 3,928 thousand of U.S. dollars for the year ended December 31, 2022 (7,122 thousand of U.S. dollars for the year ended December 31, 2021) due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction on the goodwill generated on December 1, 2012, from the acquisition of the customer relationship management (CRM) business from Telefónica S.A.
The breakdown of “Change in fair value of financial instruments” and “Net foreign exchange gain/(loss)” is shown in the table below:

	Thousands of U.S. dollars
	2020
	Gains	Losses	Net
Foreign exchange gains/(losses)
Loans and receivables	6,805	(2,995)	3,810
Current transactions	48,992	(80,620)	(31,628)
Total	55,797	(83,615)	(27,818)

	Thousands of U.S. dollars
	2021
	Gains	Losses	Net
Fair value of financial instruments	—	(42,285)	(42,285)
Fair value of financial instruments	—	(42,285)	(42,285)
Foreign exchange gains/(losses)
Loans and receivables	3,771	(1,979)	1,792
Current transactions	46,188	(30,311)	15,877
Total	49,959	(32,290)	17,669

	Thousands of U.S. dollars
	2022
	Gains	Losses	Net
Fair value of financial instruments	—	(95,961)	(95,961)
Fair value of financial instruments	—	(95,961)	(95,961)
Foreign exchange gains/(losses)
Loans and receivables	11,404	(7,792)	3,612
Current transactions	50,994	(47,439)	3,555
Total	62,398	(55,231)	7,167

F-64	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
27)    SEGMENT INFORMATION
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
The CEO considers the business from the geographical perspective in the following areas:
▪EMEA, which combines the activities carried out regionally in Spain.
▪The Americas, which includes the activities carried out by the various Spanish-speaking companies in Mexico, Central and South America. It also includes transactions in the United States.
▪Brazil, which is managed separately in view of its different language and major importance.
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

Form-20F	F-65

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The following tables present financial information for the Atento Group’s operating segments for the years ended December 31, 2020, 2021 and 2022 (in thousand U.S. dollars):
a)    Disaggregated revenue information

For the year ended December 31, 2020
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and Eliminations	Total Group
Revenue
Sales to other companies	113,864	381,133	466,701	—	961,698
Sales to Telefónica Group	120,798	195,804	133,962	—	450,564
Sales to other group companies(*)	—	5,101	8,732	(13,833)	—
Total Revenue	234,662	582,038	609,395	(13,833)	1,412,262

Income/( Expenses)
Supplies	(27,464)	(11,902)	(36,302)	3,392	(72,276)
Employee benefit Expenses	(172,950)	(451,801)	(430,417)	(5,240)	(1,060,408)
Changes in trade provision	(305)	(1,665)	(3,323)	—	(5,293)
Other operating income and expense	(18,593)	(64,072)	(61,139)	30,767	(113,038)
EBITDA	15,350	52,598	78,214	15,086	161,247

Depreciation and amortization	—	—	—	—	(120,920)
Net finance expense	—	—	—	—	(82,428)
Profit/(loss) before income tax	—	—	—	—	(42,101)

Other disclosures
Capital expenditure	3,234	8,931	23,699	10	35,874
Intangible, Goodwill and PP&E	47,759	150,100	240,032	496	438,387
Allocated assets (**)	400,010	545,587	539,222	(308,696)	1,176,123
Allocated liabilities	153,405	309,118	451,376	142,548	1,056,447

(*)    Includes the allocated revenue among the operating segments.

F-66	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

For the year ended December 31, 2021
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and Eliminations (**)	Total Group
Revenue
Sales to other companies	129,120	427,501	428,418	—	985,039
Sales to Telefónica Group	120,965	203,828	139,393	—	464,186
Total Revenue	250,085	631,329	567,811	—	1,449,225

Income/(Expenses)
Supplies	(46,527)	(11,298)	(51,928)	(16)	(109,769)
Employee benefit expenses	(164,267)	(493,146)	(435,506)	(9,749)	(1,102,668)
Impairment charges	—	(1,977)	—	—	(1,977)
Changes in trade provision	(583)	(280)	1,159	—	296
Other operating income and expense	(718)	(52,378)	(30,054)	(6,222)	(89,372)
EBITDA	37,990	72,250	51,482	(15,987)	145,735

Net finance expense	—	—	—	—	(100,999)
Depreciation and amortization	—	—	—	—	(133,228)
Profit/(loss) before income tax	—	—	—	—	(88,492)

Other disclosures
Intangible, Goodwill and PP&E	36,877	149,891	233,877	281	420,926
Allocated assets(*)	378,098	551,670	535,527	(352,425)	1,112,870
Allocated liabilities	346,893	121,779	487,292	169,781	1,125,745

(*) Allocated assets include adjustment at corporate level related to intangible assets arising from business combination due Bain Capital acquisition.
(**) Other and eliminations includes eliminations of intercompany balances.

Form-20F	F-67

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

For the year ended December 31, 2022
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and Eliminations (**)	Total Group
Revenue
Sales to other companies	127,945	396,225	425,779	—	949,949
Sales to Telefónica Group	105,976	186,926	147,117	—	440,019
Total Revenue	233,921	583,151	572,896	—	1,389,968

Income/(Expenses)
Supplies	(36,055)	(22,150)	(26,949)	(4,488)	(89,642)
Employee benefit expenses	(164,985)	(477,659)	(441,469)	(3,819)	(1,087,932)
Impairment charges	—	(9,833)	(7,662)	—	(17,495)
Changes in trade provision	(316)	(149)	(56)	(56)	(577)
Other operating income and expense	(10,552)	(42,273)	(57,749)	(668)	(111,242)
EBITDA	22,013	31,087	39,011	(9,031)	83,080

Net finance expense	—	—	—	—	(165,098)
Depreciation and amortization	—	—	—	—	(121,254)
Profit/(loss) before income tax	—	—	—	—	(203,272)

Other disclosures
Intangible, Goodwill and PP&E	28,508	116,138	184,458	455	329,559
Allocated assets(*)	354,332	477,830	466,900	(413,090)	885,972
Allocated liabilities	140,915	360,660	541,060	192,204	1,234,839

(*)    Allocated assets include adjustment at corporate level related to intangible assets arising from business combination due Bain Capital acquisition.
(**)    Other and eliminations includes eliminations of intercompany balances.

F-68	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
The breakdown of sales to customers by the main countries where the Atento Group operates is as follow:

	For the years ended December 31,
	2020	2021	2022
Country
Spain	234,662	250,085	233,921
EMEA	234,662	250,085	233,921

Argentina	56,973	72,251	75,136
Chile	82,188	79,706	78,353
Colombia	70,970	79,003	78,290
El Salvador	17,507	21,384	15,064
United States	62,262	91,946	59,646
Guatemala	6,232	4,624	5,158
Mexico	161,492	174,536	166,766
Peru	85,375	74,457	68,477
Puerto Rico	16,689	16,979	20,360
Uruguay	2,298	2,711	3,111
Panama	3,615	744	88
Nicaragua	3,314	527	—
Costa Rica	8,022	12,461	12,702
Americas	576,937	631,329	583,151
Brazil	600,663	567,811	572,896
Brazil	600,663	567,811	572,896
Total revenue	1,412,262	1,449,225	1,389,968
28)    LOSS PER SHARE
Basic loss per share is calculated by dividing the loss attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the years ended December 31,
	2020	2021	2022
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(46,880)	(92,951)	(295,577)
Weighted average number of ordinary shares	14,082,904	14,062,191	14,600,859
Basic loss per share (in U.S. dollars)	(3.33)	(6.61)	(20.24)
The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

Form-20F	F-69

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
29)    COMMITMENTS
We do not have any off-balance sheet arrangements other than short-term or low-value leases, which we already disclosed, and guarantees. Of these guarantees, as of December 2022 the majority relate to commercial purposes, financial and rental activities, the bulk of the remaining guarantees relate to tax and labor related procedures. The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized. There has not been any material instance of a guarantee, outside of the ordinary course of the business, being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.
Guarantees
As of December 31, 2021 and 2022, the Atento Group has guarantees to third parties of 277.137 thousand U.S. dollars and 297,853 thousand U.S. dollars, respectively.
The transactions guaranteed and their respective amounts at December 31, 2021 and 2022 are as follow:

	Thousands of U.S. dollars
	2021	2022
Guarantees
Financial, labor-related, tax and rental transactions	126,184	130,293
Contractual obligations	150,796	167,354
Other	157	206
Total	277,137	297,853
The breakdown shown in the table above relates to guarantees extended by Atento Group companies, classified by purpose. Of these guarantees, the majority relate to commercial purposes and rental activities, the remaining guarantees relate to tax and labor proceedings.
30)    RELATED PARTIES
The total remuneration presented in the table below is classified as short-term employee benefits, except for the share-based compensation. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full consolidation.
The following table shows the breakdown of the total remuneration paid to the Atento Group’s key management personnel in 2021 and 2022.

	Thousands of U.S. dollars
	2021	2022
Salaries and variable remuneration	8,489	5,057
Salaries	2,803	4,501
Share-based compensation	3,938
Variable remuneration	1,748	556
Payment in kind	325	546
Medical insurance	80	233
Life insurance premiums	72	66
Other	173	247
Total	8,814	5,603

F-70	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
31)    SUBSEQUENT EVENTS
Shared-based payment
On January 3, 2023, Atento granted a new share-based payment to the Board of directors as one-time award with a one-year vesting period. A total of 40,000 time-restricted stock unit was granted to be vested on January 2, 2024 without other vesting conditions.
Restructuring Plan
On June 30, 2023 the Company entered into a binding restructuring support agreement (“RSA”) with certain major financial stakeholders that provides a path to a comprehensive restructuring transaction. In the restructuring support agreement, Atento and the participating financial stakeholders that have executed or acceded to the restructuring support agreement have agreed, subject to the terms and conditions of the restructuring support agreement, to provide support for the restructuring and to facilitate the implementation of the restructuring, including (in the case of the participating financial stakeholders) by voting in favor of the proposed restructuring at any creditor meetings and not taking, or instructing any other person to take, any enforcement action or pursuing any other available remedies against Atento or any other group company.
The main steps to support and achieve the implementation of the Restructuring Plan has occurred as follows:
–(2025 Notes) - On February 15, 2023, the Company entered into financing arrangements with a group of certain existing investors for additional financing by approximately $39.6 million through a senior secured notes due 2025 issued by Atento Luxco 1 S.A and guaranteed by selected receivables of certain subsidiaries. Interest is payable every three months, being 10% per annum payable in cash and 10% per annum payable in additional new notes.
–(Unwinding of cross-currency swaps) - On June 6, 2023, the Company announced the unwinding of its cross-currency interest rate swap agreements (in connection with the $500 million senior secured notes due 2026 to swap amounts payable in US dollars). The amount of $120 million payable to unwind the cross-currency swaps was part of the Restructuring Plan described below without any cash disbursement.
–(New Money 2025 Notes) - On June 30, 2023, interim financing was provided by certain existing investors. The first tranche amounting to $17 million was drawn on June 30, 2023; the second tranche amounting to $17 million was drawn on July 31, 2023; the third tranche amounting to $3 million was drawn on August 31, 2023. Each tranche has a maturity term of 2 years, interest are payable every three months, being 10% per annum payable in cash and 10% per annum payable in additional new notes.
–(Atento UK) - On August 9, 2023, the Company incorporated a new wholly owned subsidiary company in the UK and on August 17, 2023, acceded to the 2026 Notes and other debts as part of restructuring financial plan as a guarantor. Atento UK is the plan company to establish “sufficient connection” to England for the purposes of the UK Restructuring Plan.
–(Governing Law) - On August 11, 2023, the Company has launched the consent solicitation statement related to the governing law and jurisdiction of the 2026 Notes change from New York law and the courts of New York to English law and the exclusive jurisdiction of the English courts to establish “sufficient connection” to England for the purposes of the UK Restructuring Plan as set out in note 2 of Consolidated Financial Statements. On September 8, 2023, Atento Luxco 1 (the “Company”), Wilmington Trust, National Association and Wilmington Trust (London) Limited entered into a Supplemental Indenture (the “Fourth Supplemental Indenture”) to supplement the Indenture dated February 10, 2021 (the “Indenture”), governing the Company’s $500 million 8.000% Senior Secured Notes due 2026 (the “Notes”). Following the execution of the Fourth Supplemental Indenture the governing law of the Indenture, the Notes and the Notes Guarantees was changed to the laws of England and Wales as the jurisdiction for instituting any suit, action or proceeding against the Company or any Guarantor under the Indenture.

Form-20F	F-71

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
–(Revised Restructuring Term Sheet) – On October 3, 2023 the Company and the Ad Hoc Group agreed to certain amendments to the Restructuring Support Agreement. In line with the Amended Restructuring Term Sheet, the Restructuring would provide for the following, amongst other things (i) the reorganization of the Issuer (as reorganized upon consummation of the Restructuring, the “Reorganized Company”), with the group of the Reorganized Company to consist of the Reorganized Company and each of the direct and indirect subsidiaries of the Issuer; (ii) the extinguishment of all of the 2026 Notes, the New Junior Lien Notes and the cross-currency rate swaps liabilities (the “Swaps Liabilities”) arising under certain swap agreements with Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC (the “Swap Providers”), in exchange for common equity interests in the Reorganized Company (“Ordinary Shares”); (iii) the provision of $76 million in additional new money investment at emergence from the proposed Restructuring to the Reorganized Company through the issuance of preferred shares comprising ‘Class A’ preferred shares in the Reorganized Company (the "Class A Preferred Shares") (“Tranche A” and, together with Tranche B (as defined below), the “Exit Financing”); and (iv) the amendment and restatement of the Existing 2025 Notes and the New Money 2025 Notes to include, amongst other things, maturity extensions, amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring and releases of the guarantees granted by the Company, Atalaya Luxco Midco S.a r.l and Atento UK Limited (“Atento UK”).
–(Sanction of the Restructuring Plan) – On November 17, 2023, the restructuring plan was sanctioned by the Business and Property courts of England and Wales pursuant to Part 26A of The Companies Act. The restructuring plan had its effective date on November 27, 2023, after the completion of certain closing conditions. As described above on the Revised Restructuring Term Sheet, following are the changes taken place as of effective date:
–The receipt of US$76 million in additional new money investment at emergence from the proposed Restructuring to the Reorganized Company through the issuance of preferred shares (the key terms of preferred shares corresponds to annual dividend rate of 12%, either settled in cash in quarterly installments or annually in kind by issuing the corresponding amount of preferred shares or accrued and accumulate as a preference dividend) comprising ‘Class A’ preferred shares in the Reorganized Company (the "Class A Preferred Shares") (“Tranche A” and, together with Tranche B (as defined below), the “Exit Financing”), the preferred shares is senior to the ordinary shares of the Reorganized Company;
–$30 million (“tranche A1”) of the exit financing was provided by way of subscription for $30 million of preferred shares in the Reorganized Company. In addition the providers of Tranche A1 of the Exit Financing received ordinary shares representing in aggregate 18% of the fully diluted ordinary shares of the Reorganized Company as at the Restructuring date.
–$28 million (“tranche A2” and together with Tranche A1, “tranche A”) of the exit financing was provided by way of subscription for $28 million of preferred shares in the Reorganized Company. In addition the providers of Tranche A2 received ordinary shares representing in aggregate 70.45% of the fully diluted ordinary shares of the Reorganized Company as at the Restructuring Effective date. The tranche A providers, also received 4% of the fully diluted ordinary share capital of the reorganized company in exchange of the backstop fees provided.
–$15 million (“Tranche B”) of the Exit Financing was provided by way of subscription of preferred shares in the Reorganized Company and $3 million was used to make contribution to the shareholding´s capital without issuance of new shares of the Reorganized Company. In addition the providers of tranche B of the exiting financing received ordinary shares representing in aggregate 5% of fully diluted ordinary share capital of the Reorganized Company as at the restructuring date.
–As result of the reorganization of the Issuer (as reorganized upon consummation of the Restructuring, the “Reorganized Company”), Atalaya Luxco Midco Sarl (“Midco”), holding company of Luxco 1, represent 5% of ordinary shares of the Reorganized Company. At the same time, The company’s (Atento S.A) existing equity interest in Midco was eliminated. Lastly, Atento Luxco 1 S.A. (“the Issuer”) becomes the parent company of the Atento group, the structure of the group subsidiaries remains the same.

F-72	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
–The extinguishment of all of the 2026 Notes, including those previously converted to New Junior Lien Notes (a series of English law governed US$ 53,660,274.55 20.000% junior secured notes due 2025) and the cross-currency rate swaps liabilities (the “Swaps Liabilities”) arising under certain swap agreements with Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC (the “Swap Providers”), in exchange for common equity interests in the Reorganized Company (“Ordinary Shares”), as follows:
–The New Junior Lien Notes exchanged their rights in respect of the New Junior Line Notes for ordinary shares representing in aggregate 0.3% of the fully diluted ordinary shares of the Reorganized Company as at the Restructuring Effective Date;
–The 2026 Note Holders and Swap Providers Received exchanged their rights in respect of 2026 Notes as Swap agreements for ordinary shares representing in aggregate 2.25% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date.
–The amendment and restatement of the Existing 2025 Notes and the New Money 2025 Notes to include, amongst other things, maturity extensions of 3 and 6 months respectively, amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring and releases of the guarantees granted by the Company, Atalaya Luxco Midco S.a r.l and Atento UK Limited (“Atento UK”).
–The settlement of the Super Senior Credit Facility with SSRCF lender in a final amount of $1.8 million, full settlement was carried out on the Restructuring Effective Date.
The Restructuring resulted in approximately $113 million of new capital and financing (New Money 2025 Notes and Exit Financing) in the issuer (as reorganized upon consummation of the Restructuring) and a reduction of $665 million of debt from the Reorganized Company´s balance sheet, as follows:
–The outstanding liability amounts under the Senior Secured Notes 2026 and Derivative Financial Instrument ($505.8 million and $127.7 million, respectively at December 31, 2022) were fully extinguished in exchange for the issuance of ordinary shares to the debt holders, representing in aggregate 2.25% of the fully diluted ordinary share capital of the Reorganized Company.
–The outstanding liability amounts under Super Senior Revolving Credit Facility ($44.1 million at December 31, 2022), was fully extinguished with a final payment of $1.8 million in cash.
–The 2025 Notes and the New Money 2025 Notes were amended to extend the original maturity dates.
The other debts with third parties ($194 million outstanding as of December 2022) were not part of the Restructuring plan.
The Exit Financing proceeds were used to settle the Super Senior Revolving Credit Facility and the payment of approximately $17 million of restructuring costs including advisor fees. Approximately $10 million of restructuring costs are payable in 2024.
Loans and borrowings renewal
On August 15, 2023, Atento Brasil S.A signed a new debt agreement with the Daycoval bank in the amount of R$98.2 million ($18.6 million) to paid monthly in 12 months on fixed rate of 9.3807% per year plus the variation of the Brazilian interbank deposit rate (CDI).

Form-20F	F-73

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Atento S.A. Delisting proceedings
On July 21, 2023 the company received a letter from the New York Stock Exchange (“NYSE”) communicating that the NYSE has initiated proceedings to delist Atento’s ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining that the average market capitalization of Atento’s ordinary shares fell below million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento’s ordinary shares effective July 21, 2023. Atento does not intend to appeal the NYSE’s determination. Atento’s ordinary shares are expected to be quoted on the appropriate tier of the over-the-counter (“OTC”) market. The Company’s ticker symbol on the OTC will remain “ATTOF”. The delisting will only affect the shares of Atento S.A. at a holding company level and so will not affect business operations. On August 18, 2023 the entire class of Ordinary shares of Atento S.A. was retired from listing and registration on the New York Stock Exchange.
The delisting is contemplated as part of the comprehensive financial restructuring plan to significantly deleverage Atento's balance sheet, set out in the restructuring support agreement entered into by Atento and certain of its financial stakeholders, previously announced.
Notice of Termination Registration
On October 3, 2023, Atento filed with Securities and Exchange Commission the Certification and Notice of Termination Registration (Form 15-12g). The SEC has the authority to deny such a request for termination, Atento expects deregistration under Section 12(g) become effective 90 days. As at the date of this reports, the company did not receive any notice of its intention filed.
32)    PARENT COMPANY FINANCIAL INFORMATION
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

F-74	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
In consequence, the separate financial statements of the Parent Company are presented below:
ATENTO S.A.
CONDENSED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2021	2022
NON - CURRENT ASSETS
Investments	551,823	600,413
Other receivables from group companies	8,676	7,498
TOTAL NON-CURRENT ASSETS	560,499	607,911

CURRENT ASSETS
Other receivables from group companies	6,996	10,477
Other taxes recoverable	198	226
Cash and Cash equivalents	799	34
TOTAL CURRENT ASSETS	7,993	10,737

TOTAL ASSETS	568,492	618,648

Form-20F	F-75

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
ATENTO S.A.
CONDENSED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
LIABILITIES	2021	2022
CURRENT LIABILITIES
Other payables to group companies	16,295	17,366
Other taxes payables	336	510
Provisions	2,474	1,598
TOTAL CURRENT LIABILITIES	19,105	19,474

NON-CURRENT LIABILITIES
Non-trade payables	2,540	2,392
TOTAL NON-CURRENT LIABILITIES	2,540	2,392

TOTAL LIABILITIES	21,645	21,866

NET ASSETS	546,847	596,782

EQUITY
Share capital	49	49
Net Investment Share premium	546,747	546,747
Treasury shares	(12,911)	(12,929)
Retained earnings	16,958	15,286
Translation differences	(21,340)	32,143
Stock-based compensation	17,344	15,486
TOTAL EQUITY	546,847	596,782

F-76	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
ATENTO S.A.
CONDENSED STATEMENTS OF (LOSS)/PROFIT
For the years ended December 31, 2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2020	2021	2022
Operating Profit / (Loss)	(656)	(612)	(1,140)
Net finance expense	878	(508)	(429)
(LOSS)/PROFIT BEFORE INCOME TAX	222	(1,120)	(1,569)
Income tax expense	—	—	—
(LOSS)/PROFIT FOR THE YEAR	222	(1,120)	(1,569)

Form-20F	F-77

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
ATENTO S.A.
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the years ended December 31, 2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2020	2021	2022
(Loss)/Profit for the year	222	(1,120)	(1,569)

Other comprehensive income to be reclassified to profit and loss in subsequent periods:
Translation differences	42,931	(21,339)	53,483
Other comprehensive (loss)/income	42,931	(21,339)	53,483
Total comprehensive (loss)/income	43,153	(22,459)	51,914

F-78	Form-20F

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
ATENTO S.A.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the years ended December 31,
	2020	2021	2022
Operating activities
Profit/(loss) before income tax	222	(1,120)	(1,569)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Changes in trade provisions	—	18	(16)
Share-based payment expense	716	746	463
Finance income	(90)	(93)	(83)
Finance costs	196	92	225
Net foreign exchange differences	(984)	509	285
	(162)	1,272	874

Changes in working capital:	2,644	(605)	(143)

Interest paid	—	11	—
Interest received	—	345	—
	—	356	—
Net cash flows from operating activities	2,704	(97)	(838)

Financing activities
Acquisition of treasury shares	(1,328)	(507)	—
Net cash flows provided by/(used in) financing activities	(1,328)	(507)	—
Net (decrease)/increase in cash and cash equivalents	1,376	(604)	(838)
Effect of exchange rate changes on cash	31	(117)	73
Cash and cash equivalents at beginning of year	113	1,520	799
Cash and cash equivalents at end of year	1,520	799	34
Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.
Basis of preparation
The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except for the investment in subsidiaries that are recognized and measured at cost less any identified impairment loss. The tables below reconcile the effects of the loss of the period as well the accumulated equity of the parent company if had been accounted its investment in subsidiaries using the equity method.
As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements.

Form-20F	F-79

ATENTO S.A. AND SUBSIDIARIES	Table of Contents | FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(In thousands of U.S. dollars, unless otherwise indicated)
Reconciliation (in thousands of U.S. dollars)

IFRS loss reconciliation	For the year ended December 31,
	2020	2021	2022
Company IFRS profit/(loss) for the year	222	(1,120)	(1,569)
Additional loss if subsidiaries had been accounted for using the equity method	(47,102)	(91,831)	(294,007)
Consolidated IFRS loss for the year	(46,880)	(92,951)	(295,577)

IFRS Equity reconciliation	For the year ended December 31,
	2021	2022
Parent shareholders’ equity	546,847	596,782
Additional equity if subsidiaries had been accounted for using the equity method	(559,722)	(945,649)
Consolidated IFRS shareholders’ equity	(12,875)	(348,867)

F-80	Form-20F